Form 20-F/A
period 2011-12-31
BioLineRx Ltd.
filed 2012-03-26
CIK 1498403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A

☐ Item 17    ☐ Item 18

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

EXPLANATORY NOTE

This Amendment No. 1 amends our Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the U.S. Securities and Exchange Commission on March 22, 2012 (the “Annual Report”) and is being filed solely to correct a clerical error in the Principal Executive Officer and Principal Financial Officer certifications filed as Exhibits 13.1 and 13.2, respectively.

The certifications previously filed as Exhibits 13.1 and 13.2 to our Annual Report are hereby replaced in their entirety with Exhibits 13.1 and 13.2, respectively, filed herewith.

Other than as expressly set forth above, this amendment does not, and does not purport to amend, restate, or update the information contained in the Annual Report, or reflect any events that have occurred after the Annual Report was filed. As a result, our Annual Report, as amended hereby, continues to speak as of the initial filing date of our Annual Report.

1

ITEM 19. EXHIBIT

Exhibit Number	Exhibit Description

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

2

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Kinneret Savitsky
Kinneret Savitsky, Ph.D.
Chief Executive Officer

Date: March 26, 2012

3