Form 20-F
period 2012-12-31
BioLineRx Ltd.
filed 2013-03-12
CIK 1498403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Philip Serlin
+972 (2) 548-9100
+972 (2) 548-9101 (facsimile)
phils@biolinerx.com
P.O. Box 45158
19 Hartum Street
Jerusalem 9777518, Israel
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 183,713,197

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

Yes ☐   No ☐

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

Forward-Looking Statements

Some of the statements under the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, but these are not the only ways these statements are identified. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In addition, the section of this Annual Report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model and strategic plans for our business and therapeutic candidates;

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

The selected consolidated statements of operations data for the years ended December 31, 2012, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012 and 2011, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2009 and 2008, and the selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008, have been derived from our audited consolidated financial statements not included in this Form 20-F.

Our consolidated financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and reported in NIS.

	Year Ended December 31,
Consolidated Statements of Operations Data:(1)	2008	2009	2010	2011	2012	2012(2)
	(in thousands, except share and per share data)
	NIS					U.S.$

Revenues	–	63,909	113,160	–	–	–
Cost of revenues	–	(22,622)	(25,571)	–	–	–
Operating expenses:
Research and development expenses, net	(106,156)	(90,302)	(54,966)	(42,623)	(64,304)	(17,226)
Sales and marketing expenses	–	(3,085)	(4,609)	(3,308)	(3,227)	(864)
General and administrative expenses	(13,083)	(11,182)	(14,875)	(12,722)	(14,026)	(3,757)
Operating income (loss)	(119,239)	(63,282)	13,139	(58,653)	(81,557)	(21,847)
Non-operating income, net	3,658	–	–	–	3,958	1,060
Financial income	13,001	3,928	3,056	12,730	8,819	2,362
Financial expenses	(12,269)	(2,164)	(8,755)	(4,263)	(7,490)	(2,007)
Net income (loss)	(114,849)	(61,518)	7,440	(50,186)	(76,270)	(20,432)
Net earnings (loss) per ordinary share(3)	(1.44)	(0.63)	0.06	(0.41)	(0.45)	(0.12)
Number of ordinary shares used in computing earnings (loss) per ordinary share	78,131,103	96,693,387	123,512,098	123,587,030	169,404,730	169,404,730

	As of December 31,
Consolidated Balance Sheet Data:	2008	2009	2010	2011	2012	2012(2)
	(in thousands)
	NIS					U.S.$
Cash and cash equivalents	60,379	105,890	111,746	33,061	68,339	18,307
Short-term bank deposits	–	–	28,037	65,782	11,459	3,070
Accounts receivable	–	37,750	–	–	-	-
Property, plant and equipment, net	5,484	4,175	4,509	4,211	3,172	850
Total assets	115,728	159,167	154,613	111,660	90,808	24,326
Total liabilities	37,342	41,230	22,653	25,902	34,879	9,343
Total shareholders’ equity	78,386	117,937	131,960	85,758	55,929	14,983

(1)	Data on diluted loss per share was not presented in the financial statements because the effect of the exercise of the options is either immaterial or is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2012 at the rate of one U.S. dollar per NIS 3.733.

(3)	The net loss per share was adjusted to reflect the benefit component related to the issuance of rights to investors in 2009.

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

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2012	4.084	3.700	3.844	3.733
2011	3.821	3.363	3.578	3.821
2010	3.894	3.549	3.730	3.549
2009	4.256	3.690	3.923	3.775
2008	4.022	3.230	3.586	3.802

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
March 2013 (through March 5, 2013)	3.733	3.723	3.728	3.732
February 2013	3.733	3.663	3.693	3.708
January 2013	3.791	3.714	3.739	3.728
December 2012	3.835	3.726	3.777	3.733
November 2012	3.952	3.810	3.894	3.810
October 2012	3.895	3.792	3.851	3.878
September 2012	4.029	3.887	3.959	3.912

On March 11, 2013, the closing representative rate was $1.00 to NIS 3.690, as reported by the Bank of Israel.

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

We are a clinical stage biopharmaceutical development company that was incorporated in 2003. Since our incorporation, we have been focused on research and development. Our most advanced therapeutic candidates are in clinical development. We, or our licensees, as applicable, will be required to conduct significant additional clinical trials before we or they can seek the regulatory approvals necessary to begin commercial sales of our therapeutic candidates. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We recorded a net loss of approximately NIS 76.3 million in 2012, a net loss of approximately NIS 50.2 million in 2011 and net income of approximately NIS 7.4 million in 2010. As of December 31, 2012, we had an accumulated deficit of approximately NIS 444.3 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable and we may never achieve significant sustained revenues.

We cannot ensure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

We believe that our existing cash and investment balances and other sources of liquidity, not including potential milestone payments under our out-licensing agreement with Ikaria, will be sufficient to meet our requirements through the end of 2014. We have funded our operations primarily through public (in Israel) and private/direct offerings of our securities, and grants from the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor, or the OCS. In addition, we have funded our operations through out-licensing arrangements with respect to our therapeutic candidates. We have entered into an out-licensing arrangement with Ikaria in connection with our BL-1040 therapeutic candidate. Although we had out-licensed to Cypress Bioscience, Inc., or Cypress Bioscience, certain development and commercial rights with respect to our BL-1020 therapeutic candidate, we reacquired the rights from Cypress Bioscience in May 2011. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

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

To date, we have not marketed, distributed or sold an approved product. Currently, we have six clinical-stage therapeutic candidates in development: BL-1020 for the treatment of schizophrenia; BL-1040 for the reduction or prevention of ventricular remodeling following acute myocardial infarctions, or AMI; BL-5010 for the treatment of skin lesions; BL-7040 for the treatment of inflammatory bowel disease, or IBD; BL-8040 for the treatment of acute myeloid leukemia, or AML, and other hematological cancers; and BL-1021 for the treatment of neuropathic pain. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs and devices. We may not obtain marketing approval for any of our therapeutic candidates in a timely manner or at all. In connection with the clinical trials for BL-1020, BL-1040, BL-5010, BL-7040, BL-8040, BL-1021, and other therapeutic candidates that we are currently developing or may seek to develop in the future, either on our own or through out-licensing arrangements, we face the risk that:

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

We currently have no sales, marketing or distribution capabilities and no experience in building a sales force or distribution capabilities. To be able to commercialize any of our therapeutic candidates upon approval, if at all, we must either develop internal sales, marketing and distribution capabilities, which will be expensive and time consuming, or enter into out-licensing arrangements with third parties to perform these services. In 2009, we entered into an exclusive, royalty-bearing worldwide out-licensing arrangement with Ikaria with respect to BL-1040. Under the arrangement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. In May 2011, we reacquired from Cypress Bioscience all out-licensed development and commercialization rights to BL-1020. Unless we enter into an out-licensing arrangement with a new partner with respect to BL-1020, we may elect to develop and commercialize BL-1020 internally.

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

If we are unable to enter into an out-licensing arrangement with respect to BL-1020, BL-5010, BL-7040, BL-8040, BL-1021 or any of our other therapeutic candidates, whether with third parties or independently, our ability to develop a commercially viable product or generate product revenue based on the therapeutic candidate will be adversely affected, and we may not become profitable. We face significant competition in seeking out-licensing arrangements with third parties. We may not be able to negotiate out-licensing arrangements on acceptable terms, if at all. In addition, these out-licensing arrangements may be unsuccessful. If we fail to negotiate and maintain suitable out-licensing arrangements, we may have to limit the size or scope of, or delay, one or more of our development or research programs. If we elect to fund development or research programs independently, we will have to increase our expenditures significantly and will need to obtain additional funding, which may be unavailable or available only on unfavorable terms. We will also need to make significant investments in pharmaceutical product development, marketing, sales and regulatory compliance resources, and we will have to establish or contract for the manufacture of products under applicable regulatory requirements. Any failure to enter into an out-licensing arrangement with respect to the development, marketing and commercialization of any therapeutic candidate, or failure to develop, market and commercialize the therapeutic candidate independently, will have a material adverse effect on our business, financial condition and results of operations.

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

If a manufacturer determines that a modification to an FDA-cleared device could significantly affect the safety or efficacy of the device, would constitute a major change in its intended use, or otherwise requires pre-clearance, the modification may not be implemented without the requisite clearance. We or our licensees may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. For those products sold in the European Union, or EU, we, or our licensees, as applicable, must notify the applicable EU Notified Body, an organization appointed by a member State of the EU either for the approval and monitoring of a manufacturer’s quality assurance system or for direct product inspection, if significant changes are made to the product or if there are substantial changes to the quality assurance systems affecting the product. Delays in obtaining required future clearances or approvals would materially and adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would have a material adverse effect on our business, financial condition and results of operations.

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

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. Specifically, we are aware of several other companies who currently market and/or are in the process of developing products that address schizophrenia, AMI, skin lesions, IBD, AML and neuropathic pain. There are a number of treatments currently marketed for schizophrenia patients, including atypical anti-psychotics from Johnson & Johnson, Eli Lilly and Company, AstraZeneca, Bristol-Myers Squibb/Otsuka Pharmaceutical Co., Ltd., Pfizer Inc. and others. In addition, there are a number of generic brands of typical and atypical anti-psychotics available for commercial use. We are also aware of a number of potentially competitive compounds under development to treat schizophrenia including: Cariprazine, which is being developed by Forest Laboratories, Inc. and Gedeon Richter; Lurasidone, which is being developed by Dainippon Sumitomo Pharma Co., Ltd. together with Takeda Pharmaceutical Co.; EVP-6124 which is being developed by EnVivo Pharmaceuticals; zicronapine, which is being developed by Lundbeck; bitopertin, which is being developed by Roche and Chugai; and Vyvanse (lisdexamfetamine), which is being developed by Shire. There are a number of therapies currently in development that aim at preventing ventricular remodeling and subsequent congestive heart failure (CHF), including BioHeart, Inc.’s MyoCell® implantation procedure and Paracor Medical, Inc.’s HeartNetTM. Skin lesions are generally removed using cryotherapy (liquid nitrogen), laser therapy, photodynamic therapy, electrodessication and curettage and several cream-based treatments. Picato (Leo Pharma) and Metvix® Galderma Pharma SA are cream-based treatments for skin lesions which have been approved in many countries. IBD is often treated with currently marketed steroids, immunomodulators and anti-TNFs (tumor necrosis factors). Approved treatments for IBD currently include anti-TNFs, such as Remicade (infliximab, Janssen Biotech, Inc., a Johnson & Johnson company, Merck & Co. and Mitsubishi Tanabe Pharma) and Humira (adalimumab, Abbott Laboratories and Eisai Co.), in addition to generic brands of mesalazine, a 5-aminosalicylate. Additional market leaders are Cimzia (certolizumab, UCB, Inc.), an anti-TNF, and Tysabri (natalizumab, Biogen Inc.), an integrin inhibitor. We are also aware of a number of potentially competitive compounds under development, including Simponi (golimumab, Janssen Biotech, Inc., Merck & Co. and Mitsubishi Tanabe Pharma), a TNF inhibitor, Xeljanz (tofacitinib, Pfizer Inc.), a Jak 1 inhibitor, and Budesonide MMX (Cosmo Pharmaceuticals, Ferring Pharmaceuticals and Santarus, Inc.). Approved treatments for AML currently include chemotherapy (Doxorubicin, Arsenic dioxide, Cyclophosphamide, Vincristine), radiation therapy and stem cell transplantation. In addition there are a number of potentially competitive compounds under development to treat AML including: AMD 3100 (Mozobil), which is being developed by Genzyme and Sanofi; Dacogen (decitabine), which is being developed by Eisai and J&J; Vidaza (azacitidine), which is being developed by Celgene; Elacytarabine, which is being developed by Clavis Pharma; Vosaroxin, which is being developed by Sunesis Pharmaceuticals; and Fludarabine, which is being developed by Schering. The neuropathic pain market leaders are anticonvulsants, such as Lyrica (Pregabalin, Pfizer) and the generic Gabapentin, together with off-label brands. Additional market leaders are Cymbalta (duloxetine; Eli Lilly/Shionogi), Lidoderm (5% lidocaine patch; Endo/Grünenthal), Qutenza (8% capsaicin patch; NeurogesX/Astellas) and Gralise (extended-release Gabapentin; Depomed). We are also aware of a number of potentially competitive compounds under development, including Nucynta ER (Tapentadol ER; Grünenthal/Johnson & Johnson), DM-1796 (Gabapentin GR; Depomed/Abbott), Horizant (Gabapentin enacarbil; XenoPort/GlaxoSmithKline/Astellas Pharma Inc.), AmiKet (amitriptyline and ketamine; EpiCept), AVP-923 (dextromethorphan hydrobromide/quinidine sulfate; IriSys/Avanir) and Ralfinamide (Newron).

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

We depend on in-licensing agreements with third parties to maintain the intellectual property rights to certain of our therapeutic candidates. We have in-licensed rights from Bar Ilan University (through Bar Ilan Research and Development Company Ltd., or Bar Ilan Research and Development), and Ramot at Tel Aviv University Ltd., or Ramot, with respect to our BL-1020 and BL-1021 therapeutic candidates, from B.G. Negev Technologies and Applications Ltd., the technology transfer company of Ben Gurion University, or B.G. Negev Technologies, with respect to our BL-1040 therapeutic candidate, from Innovative Pharmaceutical Concepts, Inc., or IPC, with respect to our BL-5010 therapeutic candidate, from the Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, with respect to our BL-7040 therapeutic candidate and from Biokine Therapeutics Ltd., or Biokine, with respect to our BL-8040 therapeutic candidate. See “Business — Our Product Pipeline.” Our in-license agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these agreements. The royalty rates and revenue sharing payments vary from case to case but generally range from 20% to 29.5% of the consideration we receive from sublicensing the applicable therapeutic candidate. In some instances, we are required to pay a substantially lower percentage (generally less than 5%) if we elect to commercialize the subject therapeutic candidate independently. Due to the relatively advanced stage of development of the compound licensed from Biokine, our license agreement with Biokine provides for royalty payments of between 40-60% of the consideration we receive from sublicensing and between 10-12% of net sales, subject to certain limitations, should we independently sell products. The amount of the royalty for either direct sales or sublicensing is dependent on the aggregate amount of our investment in connection with the Biokine agreement, decreasing as the amount of our investment in the project increases. These in-license agreements last either throughout the life of the patents that are the subject of the agreements, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

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

The U.S. Congress recently adopted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the PPACA), important legislation regarding health insurance which may have far-reaching consequences for most health care companies, including biopharmaceutical companies like us. Under the new legislation, substantial changes are going to be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage.

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

The PPACA also requires the medical device industry to subsidize healthcare reform in the form of a 2.3% excise tax on U.S. sales of certain medical devices beginning January 1, 2013 and also includes new regulatory mandates and other measures designed to constrain medical costs, as well as stringent new reporting requirements of financial relationships between device manufacturers and physicians and hospitals.

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

Regardless of the impact of the PPACA on us, the U.S. government, other governments and commercial payors have shown significant interest in pursuing healthcare reform and reducing healthcare costs. Any government-adopted reform measures could cause significant pressure on the pricing of healthcare products and services, including those biopharmaceuticals currently being developed by us or our licensees, in the United States and internationally, as well as the amount of reimbursement available from governmental agencies or other third party payors. The continuing efforts of the U.S. and foreign governments, insurance companies, managed care organizations and other payors to contain or reduce healthcare costs may compromise our ability to set prices at commercially attractive levels for our products that we may develop, which in turn could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our products, if approved. Changes in healthcare policy, such as the creation of broad limits for diagnostic products, could substantially diminish the sale of or inhibit the utilization of diagnostic tests, increase costs, divert management’s attention and adversely affect our ability to generate revenues and achieve consistent profitability. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products, if approved.

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

Our business exposes us to significant potential clinical trial and product liability risks that are inherent in the development, manufacturing and sales and marketing of human therapeutic products. Although we do not currently commercialize any products, claims could be made against us based on the use of our therapeutic candidates in clinical trials. We currently carry life science liability insurance covering general liability with a coverage amount of $10.0 million per occurrence, products liability with an annual coverage amount of $5.0 million in the aggregate, and clinical trial insurance with a coverage amount of $10.0 million in the aggregate. The maximum indemnity for a single occurrence or circumstances under this policy is $10.0 million. In addition to this policy, we carry excess liability insurance with a coverage amount of $5.0 million which increases the coverage limit provided by our life science insurance package. However, our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage or obtain additional or sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as damages awards beyond the coverage of our insurance policies resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any claims, we might be required to direct significant financial and managerial resources to such defense, and adverse publicity is likely to result.

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

In the event of an accident, government authorities may curtail our use of these materials and interrupt our business operations. In addition, we could be liable for any civil damages that result, which may exceed our financial resources and may seriously harm our business. Although our Israeli insurance program covers certain unforeseen sudden pollutions, we do not maintain a separate insurance policy for any of the foregoing types of risks. In addition, although the general liability section of our life sciences policy covers certain unforeseen, sudden environmental issues, pollution in the United States and Canada is excluded from the policy. In the event of environmental discharge or contamination or an accident, we may be held liable for any resulting damages, and any liability could exceed our resources. In addition, we may be subject to liability and may be required to comply with new or existing environmental laws regulating pharmaceuticals or other medical products in the environment.

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

We currently have in-licensing agreements relating to our lead therapeutic candidates under clinical development. In April 2004, we in-licensed the rights to BL-1020 and BL-1021, and one other compound, under a research and license agreement with Bar Ilan Research and Development and Ramot. Under the research and license agreement, we are obligated to use commercially reasonable efforts to develop, commercialize and market the licensed technology, including meeting certain specified diligence goals. In January 2005, we in-licensed the rights to BL-1040 under a license agreement with B.G. Negev Technologies. Under the BL-1040 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In November 2007, we in-licensed the rights to develop and commercialize BL-5010 under a license agreement with IPC. Under the IPC license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In June 2011, we in-licensed the rights to develop, have developed, manufacture, have manufactured, use, market, distribute, export, import and/or sell BL-7040 under a license agreement from Yissum. Under the BL-7040 license agreement, we are responsible for, and are required to exert, reasonable commercial efforts to carry out the development, regulatory, manufacturing, and marketing work necessary to develop and commercialize products under the agreement in accordance with a specified development plan. In September 2012, we in-licensed the rights to BL-8040 under a license agreement from Biokine. Under the BL-8040 license agreement, we are obligated under the agreement to make commercially reasonable good faith efforts to sublicense or commercialize BL-8040 for fair consideration.

Each of the foregoing in-licensing agreements, or the obligation to pay royalties thereunder, will generally remain in effect until the expiration, under the applicable agreement, of all of the licensing, royalty and sublicense revenue obligations to the applicable licensors, determined on a product-by-product and country-by-country basis. We may terminate any in-licensing agreement by providing 60 days’ prior written notice to Ramot, in the case of the BL-1020/BL-1021 in-licensing agreement or to B.G. Negev Technologies, in the case of the BL-1040 in-licensing agreement. We may terminate the BL-5010 in-licensing agreement or the BL-7040 in-licensing agreement upon 30 days’ prior written notice. We may terminate the BL-8040 licensing agreement upon 90 days’ prior written notice to Biokine.

Any party to any of the foregoing in-licensing agreements may terminate the respective agreement for material breach by the other party if the breaching party is unable to cure the breach within an agreed upon period, generally 30 days to 90 days, after receiving written notice of the breach from the non-breaching party. Notwithstanding the foregoing, in the case of the BL-1020 in-licensing agreement, Ramot, but not Bar Ilan Research and Development, has the right to provide us with notice of material breach and to terminate the agreement if such breach is not cured within the applicable timeframe. In addition, with respect to the BL-1040 in-licensing agreement, the breaching party is entitled to 60 days’ prior written notice of the material breach prior to termination instead of 30 days. Each of the foregoing in-licensing agreements provide that with respect to any termination for material breach, if the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, either party to one of the foregoing in-licensing agreements (except Bar Ilan Research and Development, in the case of the BL-1020 in-licensing agreement) may terminate the agreement upon notice to the other upon the occurrence of certain bankruptcy events.

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

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of December 31, 2012, we owned or exclusively licensed for uses within our field of business 23 patent families that, collectively, contain 60 issued patents, seven allowed patent applications and 86 patent applications relating to our six clinical candidates. We are also pursuing patent protection for other drug candidates in our pipeline.

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

The intellectual property associated with certain of our therapeutic candidates is pledged as security for our obligations associated with the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor’s biotechnology incubator program.

In May 2004, the OCS invited companies to bid to establish and operate OCS-funded biotechnological incubators to provide a physical, organized and professional platform for commercializing biotechnological research and development projects. We submitted a proposal to operate a biotechnological incubator, and our proposal was selected by the OCS. Accordingly, we entered into an incubator agreement with the OCS in January 2005. The initial agreement was scheduled to expire on December 31, 2010 but at the end of 2010, the OCS agreed to renew the agreement for an additional two years, with an option to renew for another one-year period at the same terms and conditions, subject to OCS approval. In 2012, the OCS approved our exercise of the option to extend the incubator agreement for the final one-year period through December 31, 2013.

The funding provided to us under the incubator agreement is in the form of separate loans for each approved project initiated by our incubator. Each loan is subject to repayment solely out of the revenues generated by that project. If revenues are not achieved with respect to a project, the loan for the project will be forgiven, subject to certain terms and conditions. If revenues are achieved with respect to a project, the loans will be repaid from such revenues, with interest. The interest rates for the loans are prescribed by the OCS at the commencement of each loan, and range from 3.11% to 5.34%, but are doubled if the loan is not repaid within five years of our achievement of certain development milestones, or within two years following the completion of the applicable incubator program. All intellectual property held by our incubator for development through the incubator program is pledged as security for our obligations under the incubator agreement. If we are unable to meet our obligations under the incubator agreement, the intellectual property held by the incubator would be subject to seizure and would not be available for sale for the benefit of or distribution to our creditors or shareholders in the event of a reorganization or insolvency. Any loss of the rights to the intellectual property held by our incubator may have a material adverse effect on our business and prospects. In addition, all intellectual property held by the incubator program is subject to restrictions imposed by the OCS with respect to transfer abroad of rights to manufacture products based on the intellectual property or of rights to the intellectual property itself, as described more fully under “Item 4. Information on the Company — Business Overview — Government Regulation and Funding — Israeli Government Programs — Office of the Chief Scientist.”

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2013 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we were a PFIC during certain prior years and, although we have not determined whether we will be a PFIC in 2013, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2013, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

The market prices of our ordinary shares and ADSs are subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market prices of our ordinary shares on the TASE and ADSs on the Nasdaq, in particular, are subject to fluctuation, and changes in these prices may be unrelated to our operating performance. We expect that the market prices of our ordinary shares and ADSs will continue to be subject to wide fluctuations. The market price of our ordinary shares and ADSs are and will be subject to a number of factors, including:

•	announcements of technological innovations or new products by us or others;

•	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

•	expiration or terminations of licenses, research contracts or other collaboration agreements;

•	public concern as to the safety of drugs we, our licensees or others develop;

•	general market conditions;

•	the volatility of market prices for shares of biotechnology companies generally;

•	success of research and development projects;

•	departure of key personnel;

•	developments concerning intellectual property rights or regulatory approvals;

•	variations in our and our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares or ADSs are covered by analysts;

•	statements about the Company made in the financial media or by bloggers on the Internet;

•	changes in government regulations or patent decisions;

•	developments by our licensees; and

•	general market conditions and other factors, including factors unrelated to our operating performance.

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

Substantial sales of our ordinary shares or ADSs, either on the TASE or on the Nasdaq, may cause the market price of our ordinary shares or ADSs to decline. Sales by us or our securityholders of substantial amounts of our ordinary shares or ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ordinary shares or ADSs.

In February 2012, we issued an aggregate of 5,244,301 of our ADSs for a purchase price of $2.86 per ADS.  Purchasers also received an aggregate of 2,622,157 five-year warrants to purchase ADSs at an exercise price of $3.57 per ADS.

In September 2012, we signed a purchase agreement for the sale, from time to time, of up to $15 million of our ADSs to Lincoln Park Capital Fund, LLC, or LPC. During the 36-month term of the purchase agreement, we control the timing and amount of any sales to LPC, if and when we decide, in accordance with the purchase agreement. LPC has no right to require us to sell any ADSs to LPC, but LPC is obligated to make purchases as we direct, subject to certain conditions. The purchase price related to any sales to LPC will be based on the prevailing market prices of our ADSs immediately preceding the notice of sale to LPC, without any fixed discount. The agreement may be terminated by us at any time, at our sole discretion, without any cost or penalty.  On a cumulative basis through March 5, 2013, we have issued a total of 1,568,811 ADSs to LPC in accordance with the purchase agreement, and there are an additional 2,629,787 ADSs registered for sale under the agreement that may be issued during the remaining term of the purchase agreement.

In February 2013, we issued 2,666,667 of our ADSs to OrbiMed Israel Partners Limited Partnership, or OrbiMed, for a purchase price of $3.00 per ADS. OrbiMed also received 1,600,000 five-year warrants to purchase ADSs at an exercise price of $3.94 per ADS.

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

We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and therapeutic candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our therapeutic candidates to market. Our future capital requirements will depend on many factors, including:

•	the failure to obtain regulatory approval or achieve commercial success of our therapeutic candidates, including BL-1020, BL-1040, BL-5010 and BL-7040, BL-8040 and BL-1021;

•	our success in effecting out-licensing arrangements with third-parties;

•	our success in establishing other out-licensing arrangements;

•	the success of our licensees in selling products that utilize our technologies;

•	the results of our preclinical studies and clinical trials for our earlier stage therapeutic candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of our therapeutic candidates that progress to clinical trials;

•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our therapeutic candidates are approved, and we decide to commercialize them ourselves;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

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

Risks Associated with the Nasdaq Listing of our ADSs

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

We have incurred additional increased costs as a result of the listing of our ADSs for trading on the Nasdaq, and we may need to devote substantial resources to address new compliance initiatives and reporting requirements.

As a public company in the United States, we incur additional significant accounting, legal and other expenses as a result of listing our ADSs on the Nasdaq.  These include costs associated with corporate governance requirements of the SEC and the Marketplace Rules of the Nasdaq, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly.  Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the Marketplace Rules of the Nasdaq, as well as applicable Israeli reporting requirements, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Marketplace Rules of the Nasdaq for domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition of the Board of Directors, director nomination procedure, approval of compensation of officers, and quorum at shareholders’ meetings. In addition, we will follow our home country law, instead of the Marketplace Rules of the Nasdaq, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the Nasdaq may provide less protection than is accorded to investors under the Marketplace Rules of the Nasdaq applicable to domestic issuers.  See “— Nasdaq Listing Rules and Home Country Practices.”

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, are not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listing on a U.S. exchange for the first time, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our stock price and ADS price may suffer.

Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we are required to document and test our internal control procedures; our management is required to assess and issue a report concerning our internal controls over financial reporting. In addition, our independent registered public accounting firm may be required to issue an opinion on management’s assessment of those matters.

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

Our headquarters, all of our operations and some of our suppliers and third party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party; and during the winter of 2008-2009 and the autumn of 2012, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas process. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

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

Our reporting and functional currency is the NIS, and we pay a substantial portion of our expenses in NIS. The revenues from our arrangements with Ikaria are payable in U.S. dollars and we expect our revenues from future licensing arrangements to be denominated in U.S. dollars or in Euros. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in NIS. For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has generally not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2010, 2011 or 2012, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from material adverse effects.

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

Our research and development efforts, including the operation of our biotechnology incubator, have been financed, in part, through grants and loans that we have received from the OCS. Of our 12 current development projects, five have been or are approved to be funded by the OCS, either directly or through our incubator: BL-1020, BL-1021, BL-1040, BL-5040 BL-7040. Of the five projects funded by the OCS, four have been or are approved to be funded through our incubator. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, or the Research Law. As of December 31, 2012, we have received approximately NIS 75.9 million ($20.3 million) in funding from the OCS, of which approximately NIS 53.7 million ($14.4 million) was funding provided to our biotechnology incubator. The aggregate funding amount includes funding of approximately NIS 34.1 million ($9.1 million) for projects that have been terminated, which we will not be required to repay. When know-how, technology or products are developed using OCS grants, the terms of these grants and the Research Law restrict the transfer of that know-how (as well as know-how that is derived from funded know-how) and the development or manufacture of those products out of Israel without the prior approval of the OCS. Therefore, the discretionary approval of an OCS committee will be required for any transfer to third parties of our therapeutic candidates developed with OCS funding, for the purpose of the commercialization of our product candidates. There is no assurance that we will receive the required approvals should we wish to transfer this technology or development out of Israel in the future. Furthermore, the OCS committee may impose certain conditions on any arrangement under which we transfer technology or development out of Israel. Transfers of know-how from OCS funded programs, including our biotechnology incubator, even if approved by the OCS, may be subject to restrictions set forth in the Research Law, and may include payments to the OCS, as described more fully under “Item 4. Information on the Company — Business Overview — Government Regulation and Funding — Israeli Government Programs — Office of the Chief Scientist.”

The transfer abroad of the manufacturing of any OCS-supported product or technology is also subject to various conditions, including the payment of increased royalties equal to, in the aggregate, up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that is performed outside of Israel. Payment of the increased royalties would constitute the repayment amount required with respect to the OCS grants received for the development of the products or technology for which the manufacturing is performed outside of Israel. In addition, any decrease in the percentage of manufacture performed in Israel of any product or technology, as originally declared in the application to the OCS with respect to the product or technology, may require us to notify, or to obtain the approval of, the OCS, and may result in increased royalty payments to the OCS of up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that is performed outside of Israel. These restrictions may impair our ability to sell our technology assets or to outsource or transfer development or manufacturing activities with respect to any product or technology. These restrictions continue to apply even after we have repaid any grants, in whole or in part, unless otherwise agreed by the designated OCS committee.

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

We are incorporated in Israel. All of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of our executive officers and directors are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is BioLineRx Ltd. We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 19 Hartum Street, Jerusalem 9777518, Israel, and our telephone number is +972 (2) 548-9100.

We were founded in 2003 by leading institutions in the Israeli life sciences industry, including Teva Pharmaceutical Industries Ltd., or Teva. We completed our initial public offering in Israel in February 2007 and our ordinary shares are traded on the TASE under the symbol “BLRX.” In July 2011, we listed our ADSs on Nasdaq and they are traded under the symbol “BLRX.”

Our capital expenditures for the years ended December 31, 2010, 2011 and 2012 were $0.5 million, $0.3 million and $0.2 million, respectively. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment.

B. Business Overview

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or that address unmet medical needs. Our current development pipeline consists of six clinical-stage therapeutic candidates: BL-1020, an orally available drug that we believe may be the first antipsychotic therapeutic to improve cognitive function in schizophrenia patients; BL-1040, a novel polymer solution for use in the prevention of ventricular remodeling following an acute myocardial infarction, or AMI; BL-5010, a customized, proprietary, pen-like applicator containing a novel formulation of two acids, which is being developed in Europe as a medical device for the non-surgical removal of skin lesions; BL-7040, an oligonucleotide for the treatment of inflammatory bowel disease, or IBD; BL-8040, a peptide for the treatment of Acute Myeloid Leukemia (AML) and other hematological cancers; and BL-1021, a new chemical entity in development for the treatment of neuropathic pain, or pain that results from damage to nerve fibers. In addition, we have six therapeutic candidates in the preclinical stages of development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. None of our therapeutic candidates have been approved for marketing and, to date, there have been no commercial sales of any of our therapeutic candidates. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies. We also evaluate, on a case by case basis, co-development and similar arrangements and the commercialization of our therapeutic candidates independently.

Our first lead therapeutic candidate, BL-1020, is in development for schizophrenia, a chronic, severe and disabling brain disorder that affects approximately 1.0% of the U.S. adult population as reported by the National Institute of Mental Health. Schizophrenia patients are typically treated with one of several commercially available antipsychotics, all of which are associated with side effects that reduce patient compliance and do not address the deterioration of cognitive function that affects the daily lives of schizophrenia patients. Despite these drawbacks, according to a recent IMS Health report, the spending in the United States on antipsychotics in 2011 was estimated at $18.2 billion. IMS Heath estimated that global spending on antipsychotics could reach $22-25 billion by 2016.

BL-1020 is an orally available drug that effectively reduces psychotic symptoms which we believe may also improve cognition. BL-1020 targets the imbalance of two key neurotransmitters implicated in schizophrenia, dopamine and gamma aminobutyric acid, or GABA. We believe that the reduction in psychotic symptoms is attributed to BL-1020’s dopamine antagonism and that the GABAergic activity of the BL-1020 molecule may be involved in improving patient cognition.

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

In June 2011, we commenced a phase 2/3 CLARITY clinical trial with respect to BL-1020. The CLARITY trial is designed to be a randomized, double-blind trial to examine acute (6 weeks) and long-term (24 weeks) antipsychotic and cognitive efficacy, safety and tolerability of BL-1020, compared to Risperdal, on patients with acute schizophrenia. In May 2011, we received approval to commence the CLARITY trial at 14 trial sites in Romania. The initiation of the trial in Romania took place in May 2011 and the first patient was treated in June 2011. In November 2011 we received approval from the Indian regulatory authorities and the Indian local ethics committees to commence the trial at 18 additional clinical sites in India. We started recruitment in November 2011 and the first patient was treated in December 2011. In February 2013, we received approval from the Moldovan regulatory authorities to commence the trial at three clinical sites in Moldova; and in March 2013, we received approval from the Indian regulatory authorities to commence the trial at seven additional sites in India. The study currently includes 31 active sites in Romania, India and Moldova.

In October 2012, we announced our intention to conduct an interim analysis of the CLARITY trial for BL-1020. The interim analysis, which is expected to be finalized during the week of March 18, 2013, will be performed on data of approximately 235 randomized patients from 27 sites in Romania and India. The primary endpoint of the analysis will be the six-week effect of the drug on cognitive function. The interim analysis will be performed by a fully independent, external Data Monitoring Committee, or DMC, which will maintain complete blinding of all study data from us. As a result of the analysis, the DMC will provide us with an estimate of the total number of patients required in the study in order to achieve statistical significance on the cognitive endpoints of the study.

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with regard to BL-1020, covering the United States, Canada and Mexico, which became effective in August 2010. We received an upfront fee of $30.0 million from Cypress Bioscience upon effectiveness of the agreement. We are obligated to pay to Bar Ilan Research and Development and Ramot, collectively, a royalty payment equal to 22.5% of the net consideration we receive from the out-licensing of BL-1020. We paid Bar Ilan Research and Development and Ramot $6.75 million, in the aggregate, from the $30.0 million upfront fee. We also paid the OCS $3.0 million as partial repayment of grants previously received for the BL-1020 development program. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements — BL-1020.”

In January 2011, Royalty Pharma acquired Cypress Bioscience. After the acquisition, we had a number of discussions with Cypress Bioscience and Royalty Pharma and they indicated to us that as a result of a change in their strategy, they believed it was in the best interest of BL-1020’s future commercial potential to consolidate the worldwide rights with our company. Cypress Bioscience expressed its desire that development of BL-1020 continue in a manner that both optimized Cypress Bioscience’s investment in BL-1020 and provided the best long-term commercialization potential. We believe that reacquiring BL-1020 was the best alternative at that time to ensure the timely development of BL-1020 and represents a significant opportunity for our company. Accordingly, on May 10, 2011, we entered into a rights reacquisition agreement with Cypress Bioscience. Under the terms of the rights reacquisition agreement, the out-license agreement terminated on May 31, 2011, and we reacquired all of the rights to develop and commercialize BL-1020. In consideration for the reacquisition of the rights, we agreed to pay Cypress Bioscience a royalty equal to 1% of the future net sales of BL-1020, if any, by us, our affiliates or our sublicensees. Notwithstanding the foregoing, the aggregate royalty payment shall not exceed $80.0 million. In addition, in consideration for costs incurred by Cypress Bioscience in developing BL-1020 during the period of time that it held rights to BL-1020, we agreed to pay Cypress Bioscience up to $10.0 million, payable solely from amounts we receive, if any, pursuant to future agreements relating to the further development or commercialization of a product containing BL-1020, either alone or with other therapeutically active ingredients. We are required to pay Cypress Bioscience 10% of all payments under any such agreement but in any event not more than $10.0 million. If any such agreement requires that we incur the costs of certain proposed clinical trials of BL-1020, the payment schedule will be subject to certain deferrals. We have no other outstanding material obligations to Cypress Bioscience under the original out-license agreement, other than standard indemnification obligations.

Our second lead therapeutic candidate, BL-1040, is a novel resorbable polymer solution for use in the reduction or prevention of ventricular remodeling in patients who suffered an AMI. Preventing ventricular remodeling following an AMI may prevent transition to congestive heart failure and/or improve patient survival over the long term. Following an AMI, BL-1040 is administered via intracoronary injection. Upon contact with damaged cardiac tissue, the liquid BL-1040 transitions into a gel within the infarcted cardiac tissue and is believed to form a “scaffold” that supports, retains the shape of and/or enhances the mechanical strength of the heart muscle during the recovery and repair phases following an AMI. The data from our preclinical trials indicate that, by supporting the damaged heart tissue, BL-1040 preserves the normal functioning of the heart and the data from our clinical trials indicate that BL-1040 should be safe. After consultation by Ikaria with the FDA, BL-1040 is being developed as a class III medical device under the FDA’s pre-marketing approval, or PMA, regulatory pathway. In December 2011, Ikaria commenced PRESERVATION 1, a CE Mark registration clinical trial of BL-1040 (now called “Bioabsorbable Cardiac Matrix,” or BCM, by Ikaria). PRESERVATION 1 aims to evaluate the safety and effectiveness of BL-1040 (BCM) for prevention of ventricular remodeling when administered following AMI. The trial is a placebo-controlled, randomized, double-blind, multi-country and multi-center trial including approximately 300 patients. The BCM device will be administered to subjects who had successful percutaneous coronary intervention with stent placement after ST-segment elevation myocardial infarction (STEMI).

In 2009, we entered into an out-licensing arrangement with Ikaria with regard to BL-1040. Under the arrangement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. To date, we have received $17.0 million from Ikaria, and we are entitled to receive up to an additional $265.5 million from Ikaria upon achievement of certain development, regulatory, and commercial milestones. In addition, we are entitled to receive from Ikaria royalties from net sales of any product developed under the arrangement. We are obligated to pay 28% of all net consideration received under this arrangement to B.G. Negev Technologies, the party from which we in-licensed BL-1020 in 2004. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements — BL-1040.” We have agreed to pay Ramot a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology. We have also agreed to indemnify Ramot and certain of its related parties in connection with our use of the technology we in-licensed from B.G. Negev Technologies.

Our third clinical-stage therapeutic candidate, BL 5010, comprises a customized, proprietary, pen-like applicator containing a novel formulation of two acids, which is being developed for the non-surgical removal of skin lesions. These two acids have already been approved for use in cosmetics. If approved, BL-5010 would be a convenient alternative to invasive, painful and expensive removal treatments for skin lesions and may allow for histological examination. Since treatment with BL-5010 is non-invasive, we believe BL-5010 poses minimal infection risk, and requires no anesthesia or bandaging. In June 2009, we initiated a phase 1/2 clinical trial in 60 patients with seborrheic keratosis in Germany and the Netherlands to assess the safety and efficacy of BL-5010 in completely removing the lesion and to assess the cosmetic outcome of the novel treatment. In addition, the study was designed to assess the feasibility of preserving the cellular structure of skin lesions for subsequent histological exams. The study was completed in September 2010, and positive results were announced in December 2010. The results of the trial show that for 96.7% of patients, the treated lesion fell off within 30 days of a single application of BL-5010. The results also showed that BL-5010 has a good safety profile, as no persistent irreversible adverse effects were observed at the treated site. In addition, investigators and patients participating in the trial reported that they were very satisfied with the cosmetic outcome of the treatment in the majority of cases (investigators regarded outcome as good or excellent 180 days following treatment in 94.6% of cases and patients in 84% of cases). None of the patients reported moderate or severe drug-related adverse events. Mild adverse events reported included skin and subcutaneous tissue disorders (n=5, 8.3%) and general and administration site disorders (n=2, 3.3%). Pruritus was the only drug-related adverse event reported by more than two patients (n=4, 6.7%). In addition, histological examination of treated lesions indicate BL-5010’s efficacy in preserving the cellular structure of treated lesions.

In June 2011, we received European confirmation from the British Standards Institution Notified Body (BSI) in the UK, of the regulatory pathway classification of BL-5010 as a Class IIa medical device. During 2012, we devoted our efforts to developing the unique applicator for the product and strengthening its patent protection. We are currently planning to commence a pivotal CE-Mark registration trial for European approval as a medical device in the second half of 2013.

Our fourth clinical-stage therapeutic candidate, BL-7040, is an oligonucleotide being developed for the treatment of Inflammatory Bowel Disease (IBD). The compound has already been the subject of phase 1 safety and pharmacokinetics studies and a phase 2a study examining the efficacy of the compound for the treatment of Myasthenia Gravis, an autoimmune, neurodegenerative disease. BL-7040 showed a high level of safety and efficacy in those trials. The compound has been found to target the innate inflammatory pathway. Therefore, we intend to develop the compound for the treatment of IBD and other inflammatory diseases. We have commenced a phase 2 study of BL-7040 to evaluate its effectiveness for the treatment of ulcerative colitis. This is a proof-of-concept study of up to 30 patients, which is expected to be completed in April 2013.

Our fifth clinical-stage therapeutic candidate, BL-8040, is a short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for AML and other hematological cancers.  CXCR4 is a chemokine receptor that is directly involved in tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its over-expression often correlates with poor prognosis. We believe BL-8040 works by mobilizing cancer cells from the bone marrow – exposing them to anti-cancer therapies – and by inducing apoptosis of cancer cells. Multiple pre-clinical studies have shown the safety and efficacy of BL-8040. These studies have shown that BL-8040 is effective, both alone and in combination with various anti-cancer drugs. In a phase 1/2, open-label, dose escalation, safety and efficacy clinical trial in 16 multiple myeloma patients, BL-8040 demonstrated an excellent safety profile and was well tolerated at all doses tested. On the basis of data obtained from this study, the FDA has approved an IND application. We plan to commence a phase 2 clinical trial in the second quarter of 2013.

Our sixth clinical-stage therapeutic candidate, BL-1021, is a new chemical entity in development for the treatment of neuropathic pain, or pain that results from damage to nerve fibers. The efficacy of BL-1021 has been demonstrated in preclinical studies. BL-1021 showed significant reduction in symptoms of neuropathic pain with reduced side effects in animal models. The BL-1021 molecule was administered orally in such animal studies and was found to be superior to available treatments in efficacy and/or side effect measures. In December 2011, we completed a phase 1a clinical trial to assess safety, tolerability and pharmacokinetics of a single administration of BL-1021 at doses between 10 mg and 80 mg in healthy volunteers. This clinical trial was a single-site, double-blind, placebo-controlled study, carried out at the Hadassah Clinical Research Center (HCRC) in Jerusalem, Israel. The study aimed at assessing the safety, tolerability and pharmacokinetics of a single administration of BL-1021 (between 10 mg and 80 mg) in healthy male subjects. Study results demonstrated that a single administration of BL-1021 in the dose range examined was safe and well tolerated, with no significant changes noted in vital signs, ECG or laboratory safety parameters at any dose when compared either to baseline measurements or to the placebo group. In addition, preliminary modeling of the pharmacokinetic data collected in this trial predicts that a once daily administration of BL-1021 at the dose levels assessed will enable reaching effective doses in patients. We are currently evaluating various alternatives with this therapeutic candidate from a clinical and business perspective, including potential development collaborations with other parties, as well as focusing on a more specific therapeutic indication within the general area of neuropathic pain.

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. We establish and maintain close relationships with research institutes, academic institutions and biotechnology companies in Israel, including, in some instances, a formal right of first offer for therapeutic compounds in their portfolios. More recently, we have extended our sourcing activities to other countries. Before in-licensing, each therapeutic candidate must pass through our thorough screening process. Our Scientific Advisory Board and disease-specific third-party advisors are active in evaluating each therapeutic candidate. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. To date, we have screened over 2,000 compounds, presented more than 70 candidates to our Scientific Advisory Board for consideration, initiated development of 43 therapeutic candidates and terminated 31 feasibility programs.

Our Strategy

Our objective is to be a leader in developing innovative pharmaceutical and biopharmaceutical products. We continuously identify and in-license therapeutic candidates in order to maximize our potential for commercial success. We repeatedly assess compounds by evaluating their efficacy, safety, total estimated development costs, technological novelty, patent status, market potential and approvability. Our approach to evaluating, in-licensing and developing therapeutic candidates allows us to:

•	continually build our pipeline of therapeutic candidates;

•	advance those therapeutic candidates with the greatest potential;

•	quickly identify, and terminate the development of, unattractive therapeutic candidates; and

•	avoid dependency on a small number of therapeutic candidates.

Using this approach, we have successfully advanced six therapeutic candidates into clinical development. Specific elements of our current strategy include the following:

•
Support the successful development and commercialization of BL-1040 by Ikaria. Although our licensee, Ikaria, is responsible for developing and commercializing BL-1040, we meet with Ikaria on at least a quarterly basis to lend our assistance and provide our expertise in their development and commercialization efforts as necessary.

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

•
Design development programs that reach critical decisions quickly. At each step of our screening process for therapeutic candidates, a candidate is subjected to rigorous feasibility testing and potential advancement or termination. We believe our feasibility approach reduces costs and increases the probability of commercial success by eliminating less promising candidates quickly before advancing them into more costly preclinical and clinical programs.

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

•
Leverage and expand our relationships with research institutes, academic institutions and biotechnology companies, including the specific strategic relationships that we have developed with Israeli research and academic institutions, to identify and in-license promising therapeutic candidates. To date, we have successfully in-licensed compounds from many major Israeli universities, as well as from many Israeli hospitals, technology incubators and biotechnology companies. We continue to maintain close contacts with university technology transfer offices, research and development authorities, university faculty, and many biotechnology companies to actively seek out early stage compounds. In addition, we actively source and evaluate non-Israeli compounds.

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, as well as the target indication and status of each candidate:

Lead Therapeutic Candidates

BL-1020

BL-1020 is an orally administered antipsychotic for the treatment of schizophrenia. We believe that BL-1020 will deliver antipsychotic effectiveness equal to currently available treatments. Furthermore, we believe BL-1020 may be the first antipsychotic drug that improves cognitive function in schizophrenia patients. Based on our preclinical and clinical trials, we believe that BL-1020 works mainly by blocking the dopamine receptors in the brain and activating the gamma aminobutyric acid, or GABA, receptors. We believe that the dopamine antagonism in BL-1020 is responsible for reducing psychotic symptoms. The GABAergic activity of the BL-1020 molecule may be involved in improving patient cognition. In July 2009, we successfully completed our 363-patient phase 2b EAGLE (Effective Anti-psychosis via GABA Level Enhancement) study. We in-licensed the worldwide, exclusive rights to research, develop and commercialize BL-1020 from Bar Ilan Research and Development and Ramot.

In June 2011, we commenced the phase 2/3 CLARITY clinical trial with respect to BL-1020. The CLARITY trial is designed to be a randomized, double-blind trial to examine both acute (6 weeks) and long-term (24 weeks) cognitive and antipsychotic efficacy, safety and tolerability of BL-1020 on patients with acute schizophrenia. In May 2011, we received approval to commence the CLARITY trial at 14 trial sites in Romania. The initiation of the trial in Romania took place in May 2011 and the first patient was treated in June 2011. In November 2011 we received approval from the Indian regulatory authorities and the Indian local ethics committees to commence the trial at 18 additional clinical sites in India. We started recruitment in November 2011 and the first patient was treated in December 2011. In February 2013, we received approval from the Moldovan regulatory authorities to commence the trial at three clinical sites in Moldova; and in March 2013, we received approval from the Indian regulatory authorities to commence the trial at seven additional sites in India. The study currently includes 31 active sites in Romania, India and Moldova.

In October 2012, we announced that we intend to conduct an interim analysis of the CLARITY trial for BL-1020. The interim analysis, which is expected to be finalized during the week of March 18, 2013, will be performed on data of approximately 235 randomized patients from 27 sites in Romania and India. The primary endpoint of the analysis will be the six-week effect of the drug on cognitive function. The interim analysis will be performed by a fully independent, external Data Monitoring Committee, or DMC, which will maintain complete blinding of all study data from us. As a result of the analysis, the DMC will provide us with an estimate of the total number of patients required in the study in order to achieve statistical significance on the cognitive endpoints of the study.

Schizophrenia. Schizophrenia is a chronic, severe, and disabling brain disorder that affects approximately 1% of the U.S. adult population as reported by the National Institute of Mental Health. According to IMS Health, a leading provider of market intelligence, the spending in the United States alone on antipsychotics in 2011 was estimated at $18.2 billion. IMS Heath estimated that global spending on antipsychotics could reach $22-25 billion by 2016.

Schizophrenia is characterized by impairments in the perception or expression of reality, most commonly manifesting as auditory hallucinations, paranoid or bizarre delusions or disorganized speech and thinking. Schizophrenia patients also suffer from significant cognitive dysfunction. This results in difficulty of daily functioning, decreased ability to maintain normal social relationships and impaired job performance. Schizophrenia is a multi-factorial disease that involves an imbalance in some key chemicals that transmit signals between neurons and other cells, known as neurotransmitters, for example dopamine and GABA.

Currently available treatments for schizophrenia include two broad classes of antipsychotics: “typical” and “atypical.” Both classes of medications are similarly effective at treating schizophrenia but have varying and severe side effects that limit patient compliance. Typical antipsychotics generally cause debilitating movement disorders known as Extra-Pyramidal Side (EPS) effects. Atypical antipsychotics are the current standard of care for schizophrenia patients, but may cause increased risks of obesity, diabetes and high blood cholesterol. In addition, atypical antipsychotics have also been shown to have EPS effects. In any event, both classes of antipsychotics do not adequately address cognitive function, and improvement in cognition represents an unmet medical need for patients of schizophrenia and other psychiatric and neurological diseases.

There are a number of different medications available to treat schizophrenia. The most commonly used atypical antipsychotics available on the market are Abilify, Risperdal, Zyprexa and Seroquel. Abilify is marketed by Bristol-Myers Squib and Otsuka Pharmaceutical Co, Ltd., and sales in 2011 were estimated at over $5 billion, according to Thomson Cortellis. Risperdal is marketed by Janssen, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc., a Johnson & Johnson company. Thompson Cortellis reported sales of Risperdal of $1.6 billion for 2011. Zyprexa is marketed by Lilly USA, LLC, a company of Eli Lilly and Company. Annual sales of Zyprexa were $4.6 billion for 2011, according to Thomson Cortellis. Seroquel is marketed by AstraZeneca Pharmaceuticals LP. Its annual sales according to Thomson Cortellis were $6.1 billion for 2011. Approximately 10% to 30% of schizophrenia patients do not respond to, or do not tolerate, a particular medication and, accordingly, will often be switched through a series of medications until medical practitioners identify the best treatment for them, as described in an article by Daniel E. Casey et. al. published in 2003 in the journal Pharmacology.

Development and Commercialization

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with regard to BL-1020, covering the United States, Canada and Mexico, which became effective in August 2010. We received an upfront fee of $30.0 million from Cypress Bioscience upon the effectiveness of the agreement. We are obligated to pay to Bar Ilan Research and Development and Ramot, collectively, a royalty payment equal to 22.5% of the net consideration we receive from the out-licensing of BL-1020. We paid Bar Ilan Research and Development and Ramot $6.75 million, in the aggregate, from the $30.0 million upfront fee. We also paid the OCS $3.0 million as partial repayment of grants previously received for the BL-1020 development program. See “Business — In Licensing Agreements — BL 1020.”

In January 2011, Royalty Pharma acquired Cypress Bioscience. Several months after the acquisition, we had a number of discussions with Cypress Bioscience and Royalty Pharma and they indicated to us that as a result of a change in their strategy, they believed it was in the best interest of BL-1020’s future commercial potential to consolidate the worldwide rights with our company. Cypress Bioscience expressed its desire that development of BL-1020 continue in a manner that both optimized Cypress Bioscience’s investment in BL-1020 and provided the best long-term commercialization potential. We believe that reacquiring BL-1020 was the best alternative at that time to ensure the timely development of BL-1020 and represents a significant opportunity for our company. Accordingly, on May 10, 2011, we entered into a rights reacquisition agreement with Cypress Bioscience. Under the terms of the rights reacquisition agreement, the out-license agreement terminated effective May 31, 2011, and we reacquired all of the rights to develop and commercialize BL-1020. In consideration for the reacquisition of the rights, we agreed to pay Cypress Bioscience a royalty equal to 1% of the future net sales of BL-1020, if any, by us, our affiliates or our sublicensees. Notwithstanding the foregoing, the aggregate royalty payment shall not exceed $80.0 million. In addition, in consideration for costs incurred by Cypress Bioscience in developing BL-1020 during the period of time that it held rights to BL-1020, we agreed to pay Cypress Bioscience up to $10.0 million payable solely from amounts we receive, if any, pursuant to future agreements relating to the further development or commercialization of a product containing BL-1020, either alone or with other therapeutically active ingredients. We are required to pay Cypress Bioscience 10% of all payments under any such agreement but in any event, not more than $10.0 million. If any such agreement requires that we incur the costs of certain proposed clinical trials of BL-1020, the payment schedule will be subject to certain deferrals. We have no other outstanding material obligations to Cypress Bioscience under the original out-license agreement, other than standard indemnification obligations. We intend to continue to consider potential out-licensing opportunities for BL-1020, as well as the potential to develop and commercialize BL-1020 internally.

Clinical and Preclinical Results. We conducted a phase 2b clinical trial, which we refer to as the EAGLE trial, in order to assess the efficacy, safety and tolerability of BL-1020 compared to placebo. Risperdal, a commonly prescribed antipsychotic, was used in the trial, at a dose of 2-8 mg, as a positive control to validate the study’s results. The EAGLE trial was conducted under an FDA Investigational New Drug (IND) application process at 40 sites in the United States, Europe and India and included patients suffering from acute exacerbation of schizophrenia. In this six-week study, 363 patients were randomized for treatment with a low (10 mg/day) or high (20-30 mg/day dose of BL-1020, based on tolerability); Risperdal (2-8 mg/day, based on tolerability); or placebo. The study was designed to demonstrate statistically significant superiority of BL-1020 to placebo on the Positive and Negative Symptom Scale (PANSS), the primary efficacy measure. The key secondary efficacy measures included the Clinical Global Impression of Severity (CGI-S) and the Clinical Global Impression of Improvement (CGI-I), which are recognized measures of severity and improvement in schizophrenia. The secondary efficacy measures also included the Readiness to Discharge Questionnaire (RDQ) and the Strauss Carpenter Level of Functioning Scale. A pre-specified exploratory end point of the study was cognition as measured by the “Brief Assessment of Cognition in Schizophrenia” (BACS) test. The study was completed in July 2009 and we announced the results of the study in September 2009.

The results show that the BL-1020 high dose group (20-30 mg/day) experienced a significant improvement in primary and secondary efficacy measures. For the primary efficacy measure, the high dose group (20-30 mg/day) showed a reduction in PANSS in comparison to placebo (LS mean -23.6 vs. -14.4; p=0.002) and no significant change in comparison to Risperdal. The superiority of BL-1020 (20 – 30mg/day) over placebo was also supported by secondary efficacy measures including CGI-S and CGI-I. Furthermore, statistically significant increases in the number of patients rated as “responders” in the BL-1020 (20-30 mg/day) group compared to placebo on the PANSS, CGI-S and CGI-I was in line with all other efficacy measures.

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

Cognitive function in the EAGLE trial was assessed by the BACS test. The BACS test comprises the following six components: verbal memory, digit sequencing, token motor task, verbal fluency, symbol coding and the “Tower of London” puzzle. The EAGLE trial results indicate that patients treated for up to six weeks with the 20-30 mg dose of BL-1020 exhibited a clinically relevant and statistically significant improvement of 9.27 points in the BACS score as opposed to the placebo control group (6.01 points). The Risperdal control group (with 6.2 points change) did not improve cognitive function when compared to placebo. BL-1020 exhibited statistical significance in comparison to both the placebo and Risperdal control groups (P=0.027 for both).

The following table presents a summary of the EAGLE trial results for cognition:

Parameter	Placebo	BL-1020 (20-30 mg)	Risperdal
BACS (LS mean, LOCF)	6.01	9.27	6.2
P value vs. placebo		P=0.027	P=0.893
P value vs. Risperdal		P=0.027

Analysis of safety did not indicate any increased serious toxicity associated with BL-1020 treatment in comparison with the placebo. There was no incidence of SAEs (Severe Adverse Events) in the BL-1020 (20-30 mg/day) group but the Risperdal and placebo groups experienced SAE rates of 3.3% and 6.5%, respectively. Discontinuations due to Adverse Events (AEs) were similar in the BL-1020 (20-30 mg/day) group (4.5%) and in the placebo group (4.3%) but higher in the Risperdal group (8.8%). There were no statistically significant or clinically relevant AEs of body weight gain, glucose increases, and changes in lipids, all indicating that BL-1020 has no metabolic AE propensity. BL-1020 at its high dose level induced a slight increase in the Extra-Pyramidal Symptoms Rating Scale (ESRS), and the maximal change did not differ significantly from Risperdal, a second generation antipsychotic drug. The incidence of cardiovascular, sexual, psychiatric, autonomic and gastrointestinal AEs was low and was not increased compared to placebo. There were no statistically significant or clinically relevant changes in the measurements of the ECG, laboratory or vital signs.

The following table presents a summary of the EAGLE trial results for safety:

Parameter	Placebo	BL-1020 (20 – 30mg)	Risperdal
Serious Adverse Events (% patients)	6.5	0	3.3
Discontinuation due to Adverse Events (% patients)	4.3	4.5	8.8
Maximal change in ESRS	1.6	10.8	10.8
Metabolic – weight gain (% notable gain)	3.6	4.9	7.3
Metabolic – cholesterol	No change	No change	No change

In January 2010, we announced the results of a six-week extension trial of BL-1020. In the extension trial, 75 patients that completed the phase 2b EAGLE clinical trial were randomized as follows: patients that were treated with either BL-1020 or Risperdal in the phase 2b EAGLE clinical trial continued their treatment and patients that were treated with placebo in the phase 2b EAGLE clinical trial were re-randomized to one of the BL-1020 groups. Patients in the extension trial maintained and even increased the levels of improvement in PANSS and CGI identified in the phase 2b EAGLE clinical trial. In addition, patients showed additional improvement in cognition with the extension trial and there were no clinically relevant changes in the measurements of ECG, laboratory or vital signs (blood pressure, heart rate and temperature).

In February 2009, we announced the results of our open label, six-week phase 2a trial of BL-1020 in Romania. The study was designed to determine the safety and maximum tolerated dose, or MTD, of BL-1020 in schizophrenia patients and was conducted on 36 chronically ill hospitalized patients. Only four patients dropped out of the trial, which we believe is a relatively low dropout rate. Patients were initially treated with 20mg of BL-1020 and received increasing dosages over the first seven days. Patients that were treated with BL-1020 experienced a statistically significant improvement from baseline in the PANSS, CGI-S and CGI-I. This improvement was seen as early as seven days after the onset of treatment. There was a statistically significant (p<0.001) improvement on the Mean PANSS total (baseline+84.9; day 42=63.8), and the positive (baseline+22.3; day 42=15.1), negative (baseline=20.9; day 42=16.6) and general psychopathology subscales (baseline=42.4; day 42=32.1). More than 80% of the patients showed a statistically significant improvement as reflected by the CGI-S and CGI-I. No severe or unexpected adverse effects occurred in the trial. There was no significant increase in extra-pyramidal symptoms at the end of the trial, and no clinically relevant change in weight. There were no notable findings on ECG, laboratory values or vital signs. All adverse events were characterized as minimal and not treatment limiting.

In July 2007, we completed a phase 1b clinical trial which examined the ability of BL-1020 to bind dopamine receptors in the brain. The level of dopamine receptors binding in the brain is directly related to antipsychotic efficacy. This study was conducted pursuant to an FDA IND application process and an application to conduct clinical trials in Sweden that was submitted to the Swedish Ministry of Health. The study investigated the ability of BL-1020 to bind dopamine receptors in the human brain and provided additional safety and tolerability data. The study was a single-center, randomized, open label study performed on three dosage groups, each with four healthy volunteers who received a single dose of either 16mg, 24mg or 32mg of BL-1020. We assessed receptor occupancy using positron emission tomography (PET scan), which is able to register the activity of various parts of the brain following the administration of a labeled dopamine binder. The data derived from the study demonstrated a dose dependent increase in dopamine binding with computer modeling showing receptor occupancy of between 80% and 90% at the 20mg dose upon repeated administrations. The antipsychotic efficacy of dopamine blockers is presumed to occur at dopamine binding levels of 65% or more. BL-1020 did not produce any significant changes in the subjects’ electrocardiogram test results, vital signs, clinical chemistry levels or hematology levels.

In October 2006, we completed a phase 1 clinical trial conducted under the supervision of the Israel Ministry of Health. The study was a single dose escalating, double-blind, placebo-controlled trial. Six dosage groups of BL-1020 were tested, 4 mg, 8 mg, 16 mg, 24 mg, 32 mg and 40 mg. Each group consisted of eight volunteers with two receiving a placebo and six receiving BL-1020. The study subjects exhibited no cardiac, neurological or psychological side effects. Few expected AEs appeared with the 32 mg dose and the MTD was determined to be 40 mg. We believe that the findings are indicative of the safety and tolerability of BL-1020.

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

BL-1040

BL-1040 is a novel resorbable polymer solution being developed to reduce or prevent the ventricular remodeling that may occur in patients that suffered an AMI. AMIs result from an occlusion in the coronary artery and affect the left ventricle of the heart, or the LV. Patients with severe injury to the LV may be at risk for developing harmful changes in the size, shape and function of the LV, or ventricular remodeling, that may lead to congestive heart failure (CHF). In the clinical trial, BL-1040 is deployed via the coronary artery and settles into the damaged heart muscle. The liquid BL-1040 transforms into a gel within the infarcted cardiac tissue and is believed to form a “scaffold” that supports, retains the shape of and/or enhances the mechanical strength of the heart muscle during recovery, which we believe prevents the pathological enlargement of the ventricle following an AMI. By supporting the damaged heart tissue during the natural healing process, we expect that BL-1040 will reduce or prevent the progressive ventricle enlargement that often follows AMIs. After discussions between Ikaria and the FDA, it has been determined that BL-1040 should be developed as a medical device, specifically under the PMA pathway in the United States. There can be no assurance, however, that the FDA or comparable foreign agencies will not determine that BL-1040 needs to be assessed as a drug instead of a medical device.

BL-1040 is being developed to treat patients that suffered an AMI and are at a high risk to develop significant ventricular remodeling. Based on our review of data regarding the incidence of myocardial infarctions in the United States, we believe that 20% of AMI patients may progress to heart failure due to ventricular remodeling. Prevention of ventricular remodeling may prevent transition to CHF and/or improve patient survival over the long term.

We believe that BL-1040 is a novel, safe and non-surgical treatment for patients who suffered heart attacks and are at risk for ventricular remodeling and CHF. We believe that the transformation of BL-1040 into a gel is a result of the polymer chains’ interaction with elevated levels of calcium ions present at the injury site. As the heart heals, we believe that there is a natural decrease in the calcium concentration causing the BL-1040 gel to transform back to liquid form and then be excreted naturally from the body within six weeks of injection. The data from our preclinical studies indicate that treatment with BL-1040 preserves the normal functioning of the heart.

We obtained a worldwide, exclusive license for BL-1040 from B.G. Negev Technologies to research, develop, market and sell BL-1040 and are required to pay B.G. Negev Technologies 28% of the revenues we receive as consideration in connection with any sublicensing, co-marketing or co-promotion, or a permitted assignment, of BL-1040, which includes the revenues we have received, and expect to receive, under our out-licensing agreement with Ikaria. See “Business — In Licensing Agreements — BL 1040.” We have agreed to pay Ramot a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology. We have also agreed to indemnify Ramot and certain of its related parties in connection with our use of the technology we in-licensed from B.G. Negev Technologies.

Acute Myocardial Infarction. AMI is a leading cause of mortality and morbidity among both men and women. According to the publication entitled “Morbidity and Mortality: 2012 Chart Book on Cardiovascular, Lung and Blood Diseases,” made available by the National Heart, Lung and Blood Institute of the U.S. National Institutes of Health, the annual occurrence of AMI cases in the United Stated is estimated at 1,255,000. AMI is caused by a severe narrowing of coronary arteries, known as atherosclerotic occlusion, often exacerbated by the formation of clots. The narrowing and/or blockage in the coronary artery disrupts the blood supply to cardiac tissue, resulting in extensive cell death that constitutes the AMI. As a result, the affected region of the heart muscle is generally replaced by scar tissue over a six-to eight-week period. The scarred region often dilates progressively in the days and months following an AMI, leading to abnormalities in heart chamber shape, size and functional capacity as described in an article by Paul W.M. Fedak published in 2005 in the journal Cardiovascular Pathology. Those surviving the acute phase of an AMI (i.e., the first 30 days) are at greater risk for sudden death due to arrhythmias and progressive congestive heart failure. There are a number of different approaches to prevent ventricular remodeling that have been, or currently are, the subject of preclinical and clinical trials. Certain medications, including ACE inhibitors and beta-blockers have been shown to reduce ventricular remodeling. Despite the wide use of these medications, based on our review of data regarding patients with large anterior infarcts, at least 20% of those patients may progress to heart failure due to ventricular remodeling and a subsequent reduction in ejection fraction, or the fraction of blood pumped out of a ventricle with each heart-beat.

Development and Commercialization Arrangement. In 2009, we entered into a licensing arrangement with Ikaria, pursuant to which we granted Ikaria an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injury to the myocardial tissue of the heart. Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. We were responsible for the costs of the completed phase 1/2 trial. Ikaria is responsible for the costs associated with conducting all other development and regulatory activities of BL-1040, including those costs relating to the completion of its clinical development, the conduct and funding of its commercialization and the prosecution and maintenance of patents. We have received $17.0 million from Ikaria and we are entitled to receive up to an additional $265.5 million from Ikaria upon achievement of certain development, regulatory, and commercial milestones. In addition, we are entitled to receive from Ikaria royalties from net sales of any product developed under the agreement ranging from 11% to 15%, depending on net sales levels achieved by Ikaria, and its affiliates and sublicensees. However, if Ikaria is required to obtain a license from a third party in order to exercise its rights under the agreement with Ikaria, the royalty we receive on net sales may be less than 11%.

Clinical and Preclinical Results. We commenced a pilot phase 1/2 multi-center open label study of BL-1040 in March 2009. The study was designed to assess the safety and feasibility of BL-1040 in patients following an AMI. The trial was conducted at nine sites in Germany and Belgium and was completed in January 2010. In the trial, 27 patients were successfully treated with BL-1040 with no device-related clinically significant complications including arrhythmia, further elevations in cardiac enzymes or occlusions. In February 2010, we received the final assessment of the Independent Safety Monitoring Board, or ISMB. The ISMB’s conclusions, relating to the 27 patients who participated in the study and completed a six-month follow-up period, indicated no safety signals and that it would be appropriate to continue clinical development of the device. The FDA must approve an investigational drug exemption (IDE) for BL-1040 before human clinical trials of BL-1040 can be conducted in the United States.

After consultation by Ikaria with the FDA, BL-1040 is being developed as a class III medical device under the FDA’s pre-marketing approval, or PMA, regulatory pathway. In December 2011, Ikaria commenced PRESERVATION 1, a CE Mark registration clinical trial of BL-1040 (BCM), outside of the United States. The purpose of PRESERVATION 1 is to evaluate the safety and effectiveness of BL-1040 (BCM) for prevention of ventricular remodeling when administered following AMI. The trial is a placebo-controlled, randomized, double-blind, multi-country and multi-center trial including approximately The BCM device will be administered to subjects who had successful percutaneous coronary intervention with stent placement after ST-segment elevation myocardial infarction (STEMI).

Prior to initiating the pilot phase 1/2 study, we evaluated BL-1040 in preclinical safety, biocompatibility, and efficacy studies. We interpreted the safety and biocompatibility studies to demonstrate that the anticipated human dosages are not expected to produce significant local or systemic toxicity. Preclinical efficacy studies in rat, dog and pig models of AMI showed that BL-1040 administered immediately following an AMI and up to seven days after the AMI may provide long-term protection to the heart tissue by preventing progressive LV dilation.

Other Clinical Therapeutic Candidates

BL-5010

BL-5010 comprises a customized, proprietary, pen-like applicator containing a novel formulation of two acids, which is being developed for the non-surgical removal of skin lesions. Other formulations of the components of BL-5010 have already been approved for use in cosmetics. If approved, BL-5010 would be a convenient alternative to painful, invasive and expensive removal treatments for skin lesions and may allow for histological examination. Since treatment with BL-5010 is non-invasive, we believe BL-5010 poses minimal infection risk, and requires no anesthesia or bandaging. BL-5010 is applied topically on a skin lesion for a few minutes with the pen-like applicator and causes the lesion to dry out gradually and shed from the skin within a few weeks. We in-licensed the exclusive, worldwide rights to develop, market and sell BL-5010 from IPC in November 2007.

In June 2011, we received European confirmation from the BSI in the UK of the regulatory pathway classification of BL-5010 as a Class IIa medical device. We are currently planning to commence a pivotal CE-Mark registration trial for European approval as a medical device in the second half of 2013.

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

Clinical Trial. In June 2009, we initiated a phase 1/2 clinical trial in 60 patients with seborrheic keratosis in Germany and the Netherlands to assess the safety and efficacy of BL-5010 in completely removing the lesion and to assess the cosmetic outcome of the novel treatment. In addition, the study was designed to assess the feasibility of preserving the cellular structure of skin lesions for subsequent histological exams. The study was completed in September 2010, and positive results were announced in December, 2010. The results of the trial show that for 96.7% of patients, the treated lesion fell off within 30 days of a single application of BL-5010. The results also showed that BL-5010 has a good safety profile, as no persistent irreversible adverse effects were observed at the treated site. None of the patients reported moderate or severe drug-related adverse events. Mild adverse events reported included skin and subcutaneous tissue disorders (n=5, 8.3%) and general and administration site disorders (n=2, 3.3%). Pruritus was the only drug-related adverse event reported by more than two patients (n=4, 6.7%). In addition, investigators and patients participating in the trial reported that they were very satisfied with the cosmetic outcome of the treatment in the majority of cases (investigators regarded outcome as good or excellent 180 days following treatment in 94.6% of cases and patients in 84% of cases). In addition, histological examination of treated lesions indicate BL-5010’s efficacy in preserving the cellular structure of treated lesions.

BL-7040

BL-7040 is a novel oligonucleotide which we are developing for the treatment of IBD. It is an orally-available, synthetic oligonucleotide consisting of a sequence of nucleic acids, the building blocks of genetic material such as DNA, with unique dual activity. It has a specific agonist effect on a receptor involved in the immune system and inflammatory reactions called Toll-Like Receptor 9 (TLR-9). It also acts as a specific suppressor of acetylcholinesterase, a key enzyme involved in neurological pathways.

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

Inflammatory Bowel Disease. IBD, including Crohn’s disease and ulcerative colitis, is a chronic inflammatory gastrointestinal disease characterized by chronic inflammatory conditions, abdominal pain, intestinal hemorrhaging, reduced nutritional uptake, bloating and alteration of bowel habits. According to Datamonitor, in 2009 there were estimated to be 890,000 people with Crohn’s disease, over half of them in the United States, and there are estimated to be 1.4 million cases of ulcerative colitis in the seven major markets. There are few specific treatment options available to treat IBD and many of the treatments are either insufficiently effective, very expensive or have serious side effects. Approved treatments include steroids, which treat inflammation, and immunomodulators, which have an effect on the immune system. Many patients are referred to surgical treatment due to lack of effect by pharmacological agents. Biologics, which are therapeutics that are created by biologic processes rather than chemical synthesis, especially anti-TNFs (tumor necrosis factors which are actively involved in the inflammatory process), have become critical induction and maintenance agents. Remicade (infliximab), a treatment marketed by Janssen Biotech, Inc., a Johnson & Johnson company, Merck & Co. and Mitsubishi Tanabe Pharma, is the first approved anti-TNF for the treatment of IBD and is considered the gold standard of treatment. However, it is administered by IV, has a black box warning for serious infections and cancer and, like other biologics, is very expensive. Another approved treatment for IBD is Humira (adalimumab), which is self-administered by sub-cutaneous injection, giving it an advantage over treatments with other forms of administration. Humira is marketed by Abbot Laboratories and Eisai Co. Sales of existing drugs to treat IBD are estimated by Datamonitor to be $3.5 billion annually in the seven major markets.

Clinical and Preclinical Results. In March 2012, we commenced a phase 2 proof-of-concept study of BL-7040 to evaluate the effectiveness of BL-7040 for the treatment of IBD. Our phase 2 trial is an open-label study to evaluate the efficacy, pharmacodynamics, safety and tolerability of oral BL-7040 in up to 30 patients with moderately active ulcerative colitis, a type of IBD. Patients are treated for up to five weeks with BL-7040: 12mg/day for up to three weeks followed by 40mg/day for two additional weeks. The clinical trial is being carried out at five sites in Israel: Sourasky Medical Center (Ichilov Hospital) in Tel Aviv; Hadassah Medical Center in Jerusalem; Shaare Zedek Medical Center in Jerusalem; Rambam Medical Center in Haifa; and Soroka Medical Center in Beer Sheva. This study is expected to be completed in April 2013.

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

BL-8040

BL-8040 is a short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for AML and other hematological cancers.  CXCR4 is a chemokine receptor that is directly involved in tumor progression, angiogenesis, metastasis and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its over-expression often correlates with poor prognosis. We in-licensed BL-8040 from Biokine in September 2012.

Acute Myeloid Leukemia (AML). AML is a cancer of the myeloid line of blood cells, characterized by the rapid growth of abnormal white blood cells that accumulate in the bone marrow and interfere with the production of normal blood cells. Approximately 250,000 adults throughout the world are diagnosed annually with AML. Despite considerable efforts in the development of therapy for AML, prognosis for the disease is very poor and less than 25% of patients survive five years after disease onset. Current treatments for AML include chemotherapy (Doxorubicin, Arsenic dioxide, Cyclophosphamide, Vincristine), radiation therapy and stem cell transplantation.

Pre-clinical and Clinical Results. In vitro and in vivo data show that BL-8040 binds CXCR4 at the low nanomolar range (1-2.5nM) and occupies it for prolonged periods of time (>24h). These studies have shown that BL-8040 mobilizes cancer cells from the bone marrow, thereby exposing them to anti-cancer therapies, and also directly induces apoptosis of cancer cells. BL-8040 was found effective, both alone and in combination with various anti-cancer drugs. In a phase I/II, open-label, dose escalation, safety and efficacy clinical trial in 16 multiple myeloma patients, BL-8040 demonstrated an excellent safety profile and was well tolerated at all doses tested. On the basis of data obtained from this study, the FDA has approved an IND application. We plan to commence a phase 2 clinical trial in the second quarter of 2013.

BL-1021

BL-1021 is a new chemical entity in development for the treatment of neuropathic pain, or pain that results from damage to nerve fibers. Multiple preclinical in vitro and in vivo animal studies have proven the safety and efficacy of BL-1021. We licensed exclusive, worldwide rights to research, develop and commercialize BL-1021 from Bar Ilan Research and Development and Ramot.

Neuropathic Pain. Neuropathic pain is a complex, chronic state of pain that results from dysfunctional or injured nerve fibers. Over time, the body establishes recurring “pain signaling cycles” that persist for a long time after the healing of the nerve injury that first caused the pain. Neuropathic pain is associated with various conditions, including shingles and diabetes, and, according to a 2011 Global Industry Analysis report, cited by the American Academy of Pain Medicine, 3-4.5% of the world’s population suffers from neuropathic pain. According to a 2011 DataMonitor report, the market for neuropathic pain treatments was $2.4 billion (in the seven major markets — the United States, Japan, France, Germany, Italy, Spain, and the United Kingdom) and is expected to reach $4.1 billion in 2018. Neuropathic pain may cause extreme discomfort for extended periods of time. Patients describe the symptoms as burning, stabbing, electric shock or itching sensations. Medical professionals treat neuropathic pain with a variety of medications, including the antidepressants amitriptyline and duloxetine and the anti-seizure medicines gabapentin and pregabalin. However, these medications have significant side effects and are not always effective.

Preclinical and Clinical Results. The efficacy of BL-1021 has been demonstrated in preclinical studies. BL-1021 showed significant reduction in symptoms of neuropathic pain with reduced side effects in animal models. The BL-1021 molecule was administered orally in such animal studies and was found to be superior to available treatments in efficacy and/or side effect measures.

In June 2011, we commenced a phase 1 clinical trial of BL-1021 in Israel, and commenced treatment of the first patient in the trial.  In December 2011, we completed a phase 1a clinical trial to assess safety, tolerability and pharmacokinetics of a single administration of BL-1021 at doses between 10mg and 80mg in healthy volunteers. This clinical trial was a single-site, double-blind, placebo-controlled study, carried out at the Hadassah Clinical Research Center (HCRC) in Jerusalem, Israel. The study aimed at assessing the safety, tolerability and pharmacokinetics of a single administration of BL-1021 (between 10 mg and 80 mg) in healthy male subjects. Study results demonstrated that a single administration of BL-1021 in the dose range examined was safe and well tolerated, with no significant changes noted in vital signs, ECG or laboratory safety parameters at any dose when compared either to baseline measurements or to the placebo group. In addition, preliminary modeling of the pharmacokinetic data collected in this trial predicts that a once daily administration of BL-1021 at the dose levels assessed will enable reaching effective doses in patients. We are currently evaluating various alternatives with this therapeutic candidate from a clinical and business perspective, including potential development collaborations with other parties, as well as focusing on a more specific therapeutic indication within the general area of neuropathic pain.

Therapeutic Candidates in Preclinical Development

The table below sets forth the development status of our preclinical stage therapeutic candidates and the indications for which they are being developed.

Therapeutic
Candidate	Description	Indication	Status	In-Licensing Source

BL-8020	Small molecule	Hepatitis C	Phase 1-ready	Genoscience

BL-7010	Polymer	Celiac disease	Preclinical studies	Gestion Univalor, Limited Partnership

BL-5040	Protein	Cachexia	Preclinical studies	Yissum

BL-7060/ EDP 29	Peptide	Inflammatory diseases	Preclinical studies	Compugen Ltd.

BL-8030	Small molecule	Hepatitis C	Preclinical studies	Genoscience and RFS Pharma

BL-9010	Bi-specific antibody	Severe allergies/Asthma	Preclinical studies	Yissum and University of Genoa, Italy

In March 2013, we terminated three projects for scientific considerations in light of experimental results: BL-6030/1, BL-7020 and BL-8010. BL-6030/1 was intended to treat bacterial infection; BL-7020, psoriasis; and BL-8010, retinopathy. Until their termination, BL-6030/1 and BL-7020 were conducted by our incubator.

Product Development Approach

We seek to develop a pipeline of promising therapeutic candidates that exhibit distinct advantages over currently available therapies or address unmet medical needs. Our resources are focused on advancing our therapeutic candidates through development and toward commercialization. Our current drug development pipeline consists of 12 therapeutic candidates with an additional 12 therapeutic candidates in our EDP pipeline, a program primarily funded by one of our shareholders to support a portion of our early feasibility work on therapeutic candidates. See “Item 7. Related Party Transactions — Early Development Program Agreement.”

We have established relationships with various universities, academic and research institutions and biotechnology companies that permit us to identify and select compounds at a very early stage of development. Initially, we focused on Israeli institutions as the primary source of our therapeutic candidates. In Israel, we established close relationships with the Technion – Israel Institute of Technology, or Technion, Ben Gurion University of the Negev, Hebrew University of Jerusalem, Tel Aviv University, Bar Ilan University and the Weizmann Institute. These relationships include, in some instances, a formal right of first offer for therapeutic compounds in their portfolios. More recently, we have begun to source therapeutic candidate opportunities worldwide. Although our focus since inception has been on identifying development stage therapeutic candidates, we have begun evaluating pre-clinical and clinical candidates in order to introduce therapeutic candidates with a greater potential for clinical success to our pipeline.

Once we identify a candidate, it enters our internal evaluation system and undergoes our rigorous selection process. We employ internal research efforts to evaluate candidates. We evaluate each compound’s potential for success by looking at the candidate’s efficacy, safety, total estimated development costs, technological novelty, patent status, market potential and approvability. Following evaluation and diligence, each therapeutic candidate is evaluated by our Scientific Advisory Board and by disease-specific advisors for external scientific review. Following a Scientific Advisory Board meeting, the compound is referred to either the EDP or more advanced feasibility testing. Candidates that have successfully progressed through our EDP will generally be subject to a shorter feasibility period once the compound is introduced to our pipeline as fewer studies will be required. At each step of the process, a therapeutic candidate is subjected to critical evaluation and potential termination. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. To date, we estimate we have screened over 2,000 compounds, and we have introduced more than 70 candidates to our Scientific Advisory Board for consideration, initiated development of 43 therapeutic candidates and terminated 31 feasibility programs.

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

Out-Licensing Agreement with Ikaria

In 2009, we entered into a licensing arrangement with Ikaria, pursuant to which we granted Ikaria an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injury to the myocardial tissue of the heart. Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. We were responsible for the costs of the completed phase 1/2 studies. Ikaria is responsible for the costs associated with conducting all other development and regulatory activities of BL-1040, including those costs relating to the completion of its clinical development, the conduct and funding of its commercialization and the prosecution and maintenance of patents.

Pursuant to the agreement, Ikaria paid us an initial up-front payment equal to $7.0 million on the effective date of the agreement and in April 2010 paid us a milestone payment of $10.0 million. We are entitled to receive up to an additional $265.5 million from Ikaria upon achievement of certain development, regulatory, and commercial milestones. In addition, we are entitled to receive from Ikaria royalties from net sales of any product developed under the agreement ranging from 11% to 15%, depending on net sales levels achieved by Ikaria or its sublicensees, as applicable. However, if Ikaria is required to obtain a license from a third party in order to exercise its rights under the agreement with us, the royalty we receive on net sales may be less than 11%. We must pay 28% of all net consideration we receive from Ikaria to B.G. Negev Technologies, the institution from whom we initially in-licensed the development rights to BL-1040. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements — BL-1040.” Certain payments we may receive from Ikaria in the future, if at all, may be subject to a 15% withholding tax in the United States. We believe that we may be able to get a refund of withholding taxes paid in connection with future payments from the U.S. government but there can be no assurance that we will be able to get such a refund. In addition, we may be able to use U.S. taxes withheld from future payments as credits against Israeli corporate income tax, when we have income, if at all, but there can be no assurance that we will be able to realize the credits. Payments to B.G. Negev Technologies are to be made from the net amounts received from Ikaria (i.e., net of the withholding taxes). We have agreed to pay Ramot a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology.

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

Under the research and license agreement, we are obligated to use commercially reasonable efforts to develop, commercialize and market the licensed technology. We pay an annual license fee of $25,000 and are required to make low, single digit royalty payments on the net sales of the licensed technology, subject to certain limitations. To date, we have paid $175,000 under the in-license agreement in connection with our obligations to make annual payments. Our royalty payment obligations are payable on a product-by-product and country-by-country basis, for the longer of 15 years from the date of first commercial sale in such country, the last expiration of any patent in such country, and the expiration of the licensed product’s “orphan drug” status in such country. If we sublicense our rights under the research and license agreement, we are required to pay the licensors a payment equal to 22.5% on the amounts we receive from any third-party sublicensees, subject to certain limitations. A portion of the CLARITY trial and other costs that we have incurred, or may incur in the future, may be deducted from the sublicense receipts upon which such payment is calculated.

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

BL-1040

In January 2005, we in-licensed the rights to BL-1040 under a license agreement with B.G. Negev Technologies. Under the agreement, B.G. Negev Technologies granted us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to injectable alginate biomaterials and the uses thereof. Upon execution of the agreement, we were obligated to make an initial payment and to make annual payments equal to $30,000, subject to certain conditions. To date we have paid $700,000 under the BL-1040 in-license agreement, to cover the initial fee and annual fees. We are obligated to make a low, single digit royalty payment on net sales, subject to certain limitations if we manufacture and sell products developed under the agreement on our own. We also have the right to grant sublicenses for the licensed technology and are required to pay B.G. Negev Technologies a payment of 28% of the net revenues (after giving effect to withholding taxes and other deductions) we receive as consideration in connection with any sublicensing, co-marketing or co-promotion, or a permitted assignment, of BL-1040, which includes those under our licensing agreement with Ikaria. We have agreed to pay Ramot a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology. We have also agreed to indemnify Ramot and certain of its related parties in connection with our use of the technology we in-licensed from B.G. Negev Technologies.

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

BL-5010

In November 2007, we in-licensed the rights to develop and commercialize BL-5010 under a license agreement with IPC. Under the agreement, IPC granted us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to an acid-based formulation for the non-surgical removal of skin lesions and the uses thereof. We are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. We were required to pay to IPC a license fee amounting to $400,000, which we have paid in full. We are also required to make low, single digit royalty payments on the net sales of the licensed technology if we manufacture and sell it on our own, subject to certain limitations. Our royalty payment obligations are payable on a product-by-product and country-by-country basis, until the last to expire of any patent included within the licensed technology in such country. We also have the right to grant sublicenses for the licensed technology and are required to pay IPC a payment in the low, double digits based on the revenues we receive as consideration in connection with any sublicensing, development, manufacture, marketing, distribution or sale of the licensed technology.

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

Upon execution of the agreement, we were obligated to make a $30,000 initial payment to Yissum for all previous documented expenses and costs directly incurred by Yissum relating to the registration and maintenance of the licensed patents. We are obligated under the agreement to make a license fee payable as follows: $150,000 upon completion of the dosing of the last patient to be enrolled in the first phase II clinical trial with respect to a product under the agreement; and $450,000 upon enrollment of the first patient in a phase III clinical trial of a product under the agreement. We are obligated to make a 4.5% royalty payment on net sales of products, subject to certain limitations, if we manufacture and sell products developed under the agreement on our own. These royalties are reduced to 2% with respect to sales in any country after the expiration in such country of the last to expire patent with a valid claim. If we grant sublicenses of our rights in the licensed technology, we are required to pay Yissum a payment of either 28% or 29.5% of the consideration we receive in connection with the grant of a sublicense or option to obtain a sublicense, subject to certain criteria. In any event, however, the consideration that we are required to actually pay to Yissum as a result of royalties or other sales related consideration that we receive from sublicenses shall not be less than 3.5% of the net sales which form the basis for computation of the royalties paid to us by such sublicensees. In addition, if we sublicense or assign the rights to the licensed technology and/or development results under the agreement to a company-owned entity established for the sole purpose of commercializing and developing the licensed technology and the development results, Yissum may elect to receive 12.5% of the entity’s ordinary shares and reduced royalties and sublicense fees equal to 1.875% and 12.5%, respectively.

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

BL-8040

In September 2012, we in-licensed the rights to BL-8040 under a license agreement with Biokine. Pursuant to the agreement, Biokine granted us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to a short peptide that functions as a high affinity antagonist for CXCR4 and the uses thereof.

There were no upfront payments due under the agreement. We are obligated to pay a monthly development fee for certain development services that Biokine has committed to provide to us under the agreement, as follows:

•              during the initial 12-month period following execution of the agreement; $100,000 per month;

•
after the initial 12-month period and continuing until the earlier of (i) completion of the clinical trials contemplated under the agreement or (ii) grant of a sublicense; $65,000 per month for the following 12 months, $60,000 per month for the next six months and $50,000 per month thereafter until the earlier of the completion of the two clinical trials contemplated by the parties or the grant of a sublicense pursuant to the agreement..

    We are responsible for paying all development costs incurred by the parties in carrying out the development plan.

    The agreement contemplates two non-comparative clinical trials managed by Biokine, studying the effects of BL-8040 on two types of cancer.  If both clinical trials contemplated under the agreement are completed within a given period, we are obligated to pay Biokine a bonus of $250,000. This is the sole milestone payment due under the agreement.

    Should we independently develop manufacture and sell products (excluding sublicensing) containing the licensed technology, we are obligated to make royalty payments of between 10-12% of net sales, subject to certain limitations.

    The agreement also grants us the right to grant sublicenses for the licensed technology. In such event, we are required to pay Biokine a royalty payment of between 40-60% of the amounts we receive as consideration in connection with any sublicensing, development, manufacture, marketing, distribution or sale of the licensed technology. The amount of the royalty for either direct sales or sublicensing is dependent on the aggregate amount of our investment in connection with the agreement, decreasing as the amount of our investment in the project increases.

    We are obligated under the agreement with Biokine to make commercially reasonable good faith efforts to sublicense or commercialize BL-8040 for fair consideration. If we do not fulfill this obligation within 24 months after completion of the development plan, all of the rights and responsibilities with respect to commercialization of the licensed technology will revert to Biokine, and our obligation to pay royalties for sales of any licensed products or sublicensing as described above will revert to Biokine.

    We have the first right to prepare, file, prosecute and maintain any patent applications and patents, in respect of the licensed technology and any part thereof, at our expense, provided that we are required to consult with Biokine regarding patent prosecution and patent maintenance. In addition, we have the right to take action in the prosecution, prevention, or termination of any patent infringement of the Licensed Technology. We are responsible for all the expenses of any patent infringement suit that we bring, including any expenses incurred by Biokine in connection with such suits, with such expenses reimbursable from any sums recovered in such suit or in the settlement thereof for. After such reimbursement, if any funds remain, both we and Biokine are each entitled to a certain percentage of any remaining sums.

    The agreement will remain in full effect until the expiration of all of our royalty and sublicense revenue obligations to Biokine, determined on a product-by-product and country-by-country basis. We may terminate the agreement for any reason on 90 days’ prior written notice to Biokine. Either party may terminate the agreement for a material breach by the other party if the breaching party is unable to cure the breach within 30 days after receiving written notice of the breach from the non-breaching party. With respect to any termination for a material breach, if the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, either party may terminate the agreement upon the occurrence of certain bankruptcy events.

    Termination of the agreement will result in a loss of all of our rights to the drug and the licensed technology, which will revert to Biokine. In addition, any sublicense of ours will terminate provided that, upon such termination and at the request of the sublicensee, Biokine will be required to enter into a separate license agreement with the sublicensee on substantially the same terms as those contained in the applicable sublicense agreement.

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

Patents

As of March 5, 2012, we owned or exclusively licensed for uses within our field of business 23 patent families that, collectively contain over 61 issued patents, 10 allowed patent applications and over 96 pending patent applications relating to our five clinical candidates. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our five leading therapeutic candidates are described below and include both issued patents and pending patent applications we exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

•
With respect to BL-1020, we have an exclusive license to a patent family that covers the molecule that is the active ingredient of our proprietary anti-psychotic drug and methods of its use for the treatment of, e.g., schizophrenia. Patents of this family have been granted or received notice of allowance in the United States, Israel, Europe, Australia, Japan, China, India and South Korea. The patents and any patents to issue in the future based on pending patent applications in this family will expire in September 2022, plus any applicable patent term extension. In addition, we have an exclusive license to a patent family claiming the use of BL-1020 for improving cognitive functions.  Any patents to issue in the future based on this international patent application will expire in 2030.  Lastly, we have an exclusive license to a patent granted in the United States which covers the novel crystalline form of BL-1020. Corresponding patent applications are pending in Europe, Japan, India, China, Mexico, Brazil, Canada, Australia and Israel. Any patents to issue in the future based on this international patent application will expire in 2031, plus any applicable patent term extension.

•
With respect to BL-1040, we have an exclusive license to a patent family directed to the BL-1040 composition and methods of its use for the treatment of myocardial infarction. Patents of this family have been granted or received notice of allowance in the United States, India, China, Australia, Mexico and South Korea. Additional member patent applications are pending in Israel, Europe, Japan, Canada and South Korea. The U.S. composition of matter patent will expire in 2029, plus any applicable patent term extension, and the U.S. method of treatment patent will expire in 2024.  A broad method of manufacturing patent is issued and expires in 2025.

•
With respect to BL-5010, we have an exclusive license to a patent family directed to the BL-5010 composition and its use for the removal and preservation of skin lesions. Patents and patent applications corresponding to the international patent application have been granted or are pending in the United States, Israel and Europe. The issued patents and any patents to issue in the future based on pending patent applications in these families will expire at the end of 2021. In addition, we have an exclusive license to a provisional patent application directed to a novel applicator uniquely configured for applying the BL-5010 composition to targeted skin tissue safely and effectively. Patents to issue in the future based on this provisional patent application will expire in 2034.

•
With respect to BL-7040, we have an exclusive license to a patent family that covers the molecule that is the active ingredient of our proprietary drug. Patents and patent applications corresponding to the international patent application have been granted or are pending in the United States, Israel, Europe, Japan, Canada, New Zealand and India. The patents and any patents to issue in the future based on pending patent applications in this family will expire in 2021, plus any applicable patent term extension. We also have an exclusive license to a patent family claiming the use of BL-7040 for the treatment of inflammatory diseases such as IBD. Patents and patent applications corresponding to the international patent application are pending in the United States, Europe and Japan. The patents and any patents to issue in the future based on pending patent applications in this family will expire in 2023.

•
With respect to BL-8040, we have an exclusive license to two patent families that cover the molecule that is the active ingredient of our proprietary drug.  Patents and patent applications of these families have been granted or are pending in the United States, Europe, Japan and Canada. The patents and any patents to issue in the future based on pending patent applications in these families will expire in 2023 (in the United States) and 2021 (in other countries) , plus any applicable patent term extension.  In addition, we have an exclusive license to five other patent families pending worldwide directed to the use of BL-8040 for the treatment of certain types of cancer and thrombocytopenia.

•
With respect to BL-1021, we have an exclusive license to a patent family that claims the molecule that is the active ingredient of our proprietary drug. Patents and patent applications corresponding to the international patent application have been granted or are pending in the United States, Israel, Europe, Australia, Japan, Canada, China, India, South Korea and Mexico. The patents and any patents to issue in the future based on pending patent applications in this family will expire in 2022, plus any applicable patent term extension. We also have an exclusive license to a patent family claiming the use of BL-1021 for the treatment of pain. Patents and patent applications corresponding to the international patent application are pending in the United States, Israel, Europe, Australia, Japan, Canada, China, India, South Korea and Mexico. The patents and any patents to issue in the future based on pending patent applications in this family will expire in 2027, plus any applicable patent term extension.

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

J. Aaron Ciechanover, M.D., Ph.D.
Professor Ciechanover is a Distinguished University Professor in the Faculty of Medicine of the Technion. He is a recipient of the Nobel Prize in Chemistry (2004), of the Israel Prize in Biological Research (2003) and the Albert Lasker Award (2000). He is a member (foreign) of the National Academy of Sciences (U.S.), The Institute of Medicine of the National Academies (U.S.) and the Israel Academy of Sciences and Humanities.

Aliza Eshkol, Ph.D.
Dr. Eshkol is an independent scientific advisor for pharmaceutical development. She retired as Vice President for Scientific Affairs, Serono International SA, Geneva, Switzerland. Dr. Eshkol is a member of several national and international professional societies.

Gianni Gromo, M.D., Ph.D.
Dr. Gromo is the founder of Gromo Consulting, whose focus is primarily on R&D strategies for discovering new medicines. Until November 2012, Dr. Gromo headed various R&D units at F. Hoffmann-La Roche Ltd., mainly in the areas of metabolic and vascular diseases. His last position at the company was as head of the R&D organization in China.

David Ladkani, M.D.
Dr. Ladkani held roles of increasing responsibility in R&D, business development and medical affairs at senior levels for 32 years at Teva. He retired from Teva as Chief Scientific Officer. Dr. Ladkani is the recipient of the Rothschild Award for innovation and is widely published in the field of multiple sclerosis treatments.

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

Itamar Shalit, M.D.
Professor Shalit is Associate Professor in Pediatrics, Sackler Faculty of Medicine, Tel-Aviv University. In addition, he is founder, consultant and board member of NasVax Ltd., an Israeli biotechnology company; a board member of Mor Institute for Medical Information; CEO of The Galilee Bio-Medical Research Administration; and delegate of the Israeli Ministry of Health to the European SAB of Infect-Era.

Yosef Yarden, Ph.D.
Professor Yarden is the head of the Signal Transduction and Growth Factors Laboratory of the Weizmann Institute of Science. He is member of the Israel Academy of Sciences and Humanities and President of the Federation of the Israel Societies of Experimental Biology (FISEB). Among his many awards, in the last two years he received the Susan G. Komen for the Cure® Brinker Award for Scientific Distinction in Basic Research, and the Ernst W. Bertner Memorial Award of the MD Anderson Cancer Center.

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

BL-1020

If approved, BL-1020 will compete with currently marketed atypical anti-psychotics from Johnson & Johnson, Eli Lilly and Company, AstraZeneca, Bristol-Myers Squibb/Otsuka Pharmaceutical Co., Ltd., Pfizer Inc. and others, as well as with generic brands of typical and atypical anti-psychotics. We are also aware of a number of potentially competitive compounds under development including: Cariprazine, which is being developed by Forest Laboratories, Inc. and Gedeon Richter; Lurasidone, which is being developed by Dainippon Sumitomo Pharma Co., Ltd. together with Takeda Pharmaceutical Co.; zicronapine, which is being developed by Lundbeck; bitopertin, which is being developed by Roche and Chugai; and Vyvanse (lisdexamfetamine), which is being developed by Shire. None of these anti-psychotics are indicated to improve cognition.

BL-1040

We are not aware of any marketed products for the prevention of ventricular remodeling following an AMI that, like BL-1040, are injectable and form a protective scaffold that supports the heart muscle during recovery and repair. If approved, BL-1040 will face competition from a number of therapies aimed at preventing ventricular remodeling and subsequent congestive heart failure (CHF) in different ways. Other treatments for ventricular remodeling include BioHeart, Inc.’s MyoCell® implantation procedure, Paracor Medical, Inc.’s HeartNetTM and LoneStar Heart’s Algisyl-VR. These devices are indicated for different patient populations than BL-1040 and require surgery. For example, CorCapTM is indicated for patients already suffering from congestive heart failure and requires surgery to apply the device.

BL-5010

If approved, BL-5010 will compete with a variety of approved destructive and non-destructive treatments for skin lesions. Surgery is currently the most common approved non-destructive treatment for skin lesions but is invasive and painful, and generally results in cosmetically undesirable outcomes. Destructive treatments are associated with pain. Destructive treatments include cryotherapy, laser therapy, electrodessication, curettage and several cream-based treatments including Imiquimod, Disclofenac sodium, 5-Fluorouracil, Picato (Leo Pharma) and Metvix® (Galderma Pharma SA). Picato involves repeated administrations for 2-3 days. Metvix involves exposure of the skin lesion to red light after the application of the cream. Both have been approved in many countries. BL-5010 requires a single application and does not require the use of any equipment. We are not aware of any marketed products or procedures for the preservation of skin lesions besides surgical removal.

BL-7040

If approved, BL-7040 will compete with currently marketed steroids, immunomodulators and anti-TNFs (tumor necrosis factors). The IBD market leaders are anti-TNFs such as Remicade (infliximab, Janssen Biotech, Inc., a Johnson & Johnson company, Merck & Co. and Mitsubishi Tanabe Pharma) and Humira (adalimumab, Abbott Laboratories and Eisai Co.), in addition to generic brands of mesalazine, a 5-aminosalicylate. Additional market leaders are Cimzia (certolizumab, UCB, Inc.), an anti-TNF, and Tysabri (natalizumab, Biogen Inc.), an integrin inhibitor. We are also aware of a number of potentially competitive compounds under development including Simponi (golimumab, Janssen Biotech, Inc., Merck & Co. and Mitsubishi Tanabe Pharma), a TNF inhibitor, Xeljanz (tofacitinib, Pfizer Inc.), a Jak 1 inhibitor, and Budesonide MMX (Cosmo Pharmaceuticals, Ferring Pharmaceuticals and Santarus, Inc.).

BL-8040

If approved, BL-8040 will compete with current treatments for AML including chemotherapy (Doxorubicin, Arsenic dioxide, Cyclophosphamide, Vincristine), radiation therapy and stem cell transplantation. We are also aware of a number of potentially competitive compounds under development to treat AML including: AMD 3100 (Mozobil), which is being developed by Genzyme and Sanofi; Dacogen (decitabine), which is being developed by Eisai and J&J; Vidaza (azacitidine), which is being developed by Celgene; Elacytarabine, which is being developed by Clavis Pharma; Vosaroxin, which is being developed by Sunesis Pharmaceuticals; and Fludarabine, which is being developed by Schering.

BL-1021

If approved, BL-1021 will compete with currently marketed anticonvulsants, antidepressants and narcotic analgesics. The neuropathic pain market leaders are anticonvulsants, such as Lyrica (Pregabalin, Pfizer) and the generic Gabapentin, together with off-label brands. Additional market leaders are Cymbalta (duloxetine; Eli Lilly/Shionogi), Lidoderm (5% lidocaine patch; Endo/Grünenthal), Qutenza (8% capsaicin patch; NeurogesX/Astellas) and Gralise (extended-release Gabapentin; Depomed). We are also aware of a number of potentially competitive compounds under development including Nucynta ER (Tapentadol ER; Grünenthal/Johnson & Johnson), DM-1796 (Gabapentin GR; Depomed/Abbott), Horizant (Gabapentin enacarbil; XenoPort/GlaxoSmithKline/Astellas Pharma Inc.), AmiKet (amitriptyline and ketamine; EpiCept), AVP-923 (dextromethorphan hydrobromide/quinidine sulfate; IriSys/Avanir) and Ralfinamide (Newron). None of these compounds is considered revolutionary in terms of fulfilling all the critical clinical factors such as high efficacy, improved dosing regimen and improvement of related side effects.

Insurance

We maintain insurance for our offices and laboratory in Israel. This insurance covers approximately $3.8 million of equipment, consumables and lease improvements against risk of fire, lightning, natural perils and burglary (the latter coverage limited to $250,000), and $1.5 million of consequential damages (covering fixed damages and extra expenses). For our clinical trial activities, we carry life science liability insurance covering general liability with a coverage amount of $10.0 million per occurrence, product liability with an annual coverage amount of $5.0 million in the aggregate, and clinical trial insurance with a coverage amount of $10.0 million in the aggregate. The maximum indemnity for a single occurrence or circumstances under this policy is $10.0 million. In addition to this policy, we carry excess liability insurance with a coverage amount of $5.0 million which increases the coverage limit provided by our life science insurance package. In addition, we maintain the following insurance: employer liability with coverage of approximately $10.0 million; third party liability with coverage of approximately $5.0 million; all risk coverage of approximately $1.9 million for electronic and mechanical equipment; and directors and officers’ liability with coverage of $20.0 million.

We procure cargo marine coverage when we ship substances for our clinical studies. Such insurance is customized to the special requirements of the applicable shipment, such as temperature and/or climate sensitivity. If required, we insure the substances to the extent they are stored in central depots and at clinical sites.

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

Before obtaining regulatory approvals for the commercial sale of our therapeutic candidates, we or our licensees must demonstrate through preclinical studies and clinical trials that our therapeutic candidates are safe and effective. Historically, the results from preclinical studies and early clinical trials often have not accurately predicted results of later clinical trials. In addition, a number of pharmaceutical products have shown promising results in early clinical trials but subsequently failed to establish sufficient safety and efficacy results to obtain necessary regulatory approvals. We have incurred and will continue to incur substantial expense for, and devote a significant amount of time to, preclinical studies and clinical trials. Many factors can delay the commencement and rate of completion of clinical trials, including the inability to recruit patients at the expected rate, the inability to follow patients adequately after treatment, the failure to manufacture sufficient quantities of materials used for clinical trials, and the emergence of unforeseen safety issues and governmental and regulatory delays. If a therapeutic candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other therapeutic candidates and hinder our ability to conduct related preclinical studies and clinical trials. Additionally, as a result of these failures, we may also be unable to find additional licensees or obtain additional financing.

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

Historically, different requirements by different countries’ regulatory authorities have influenced the submission of applications. However, the past 10 years have shown a gradual trend toward harmonization of drug and medical device approval standards, starting in individual territories in Europe and then in the EU as a whole, in Japan, and in the United States under the aegis of the International Conference on Harmonization, or ICH. In many cases, compliance with ICH standards can help avoid duplication of non-clinical and clinical trials and enable companies to use the same basis for submissions to each of the respective regulatory authorities. The adoption of the Common Technical Document format by the ICH has greatly facilitated use of a single regulatory submission for seeking approval in the ICH regions and certain other countries such as Canada and Australia.

A summary of the U.S., EU and Israeli regulatory process follows below.

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

Unless a drug is exempt from the NDA process, the steps required before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation studies;

•	submission to the FDA of a request for an investigational new drug, or IND, to conduct human clinical testing;

•	adequate and well controlled clinical trials to determine the safety and efficacy of the drug for each indication;

•	submission to the FDA of an NDA;

•	a potential public hearing of an outside advisory committee to discuss the application;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is manufactured; and

•	FDA review and approval of the NDA.

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

NDAs and BLAs

After successful completion of the required clinical testing, an NDA, or in the case of certain biological products a Biological Product Application, or BLA, is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before product marketing may begin in the United States. The NDA/BLA must include the preclinical and clinical testing results and a compilation of detailed information relating to the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. In certain cases, an application for marketing approval may include information regarding the safety and efficacy of a proposed drug that comes from trials not conducted by, or for, the applicant and for which trials the applicant has not obtained a specific right to reference. Such an application, known as a 505(b)(2) NDA, is permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication. A 505(b)(2) type application is not available for drugs subject to BLAs. As interpreted by the FDA, Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product. Under this interpretation, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA’s finding of safety and efficacy of the previously approved product coupled with new clinical data and information needed by the FDA to support the change. NDAs submitted under 505(b)(2) are potentially subject to patent and non-patent exclusivity provisions which can block effective approval of the 505(b)(2) application until the applicable exclusivities have expired, which in the case of patents may be several years. The cost of preparing and submitting an NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor under an NDA approved by the FDA is also subject to annual product and establishment user fees. These fees are typically increased annually. Fees are now assessed as well for an Abbreviated New Drug Application, or ANDA.

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

European Economic Area

A medicinal product may only be placed on the market in the European Economic Area, or EEA, composed of the 27 EU member states, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of a member state pursuant to Directive 2001/83/EC (as recently amended by Directive 2004/27/EC), or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004 or its predecessor, Regulation 2309/93. There are essentially three EU procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the EEA.

Centralized Procedure

Regulation 726/2004/EC now governs the centralized procedure when a marketing authorization is granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the European Medicines Agency, or EMA. That authorization is valid throughout the entire EEA and directly or (as to Norway, Iceland and Liechtenstein) indirectly allows the applicant to place the product on the market in all member states of the EEA. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products, as described in the Annex to Regulation 726/2004, must be authorized centrally. These are products that are developed by means of a biotechnological process in accordance with Paragraph 1 to the Annex to the Regulation. Medicinal products for human use containing a new active substance for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorder or diabetes must also be authorized centrally. Starting on May 20, 2008, the mandatory centralized procedure was extended to autoimmune diseases and other immune dysfunctions and viral diseases. Finally, all medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000 must be authorized under the centralized procedure. An applicant may also opt for assessment through the centralized procedure if it can show that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization centrally is in the interests of patients at the EU level. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the decision granting a marketing authorization. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. A refusal of a centralized marketing authorization constitutes a prohibition on placing the given medicinal product on the market in the EU.

Mutual Recognition and Decentralized Procedures. With the exception of products that are authorized centrally, the competent authorities of the member states are responsible for granting marketing authorizations for medicinal products placed on their markets. If the applicant for a marketing authorization intends to market the same medicinal product in more than one member state, the applicant may seek an authorization progressively in the EU under the mutual recognition or decentralized procedure. Mutual recognition is used if the medicinal product has already been authorized in a member state. In this case, the holder of this marketing authorization requests the member state where the authorization has been granted to act as reference member state by preparing an updated assessment report that is then used to facilitate mutual recognition of the existing authorization in the other member states in which approval is sought (the so-called concerned member state(s)). The reference member state must prepare an updated assessment report within 90 days of receipt of a valid application. This report together with the approved Summary of Product Characteristics, or SmPC (which sets out the conditions of use of the product), and a labeling and package leaflet are sent to the concerned member states for their consideration. The concerned member states are required to approve the assessment report, the SmPC and the labeling and package leaflet within 90 days of receipt of these documents. The total procedural time is 180 days.

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

For both mutual recognition and decentralized procedures, if a concerned member state objects to the grant of a marketing authorization on the grounds of a potential serious risk to public health, it may raise a reasoned objection with the reference member state. The points of disagreement are in the first instance referred to the Co-ordination Group on Mutual Recognition and Decentralized Procedures, or CMD, to reach an agreement within 60 days of the communication of the points of disagreement. If member states fail to reach an agreement, then the matter is referred to the EMA’s scientific committee and CHMP for arbitration. The CHMP is required to deliver a reasoned opinion within 60 days of the date on which the matter is referred. The scientific opinion adopted by the CHMP forms the basis for a binding European Commission decision.

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of good manufacturing practice as set out in Directive 2003/94/EC and Volume 4 of the “Rules Governing Medicinal Products in the European Community.” Moreover, EU law requires the clinical results in support of clinical safety and efficacy to be based upon clinical trials conducted in the EU in compliance with the requirements of Directive 2001/20/EC, which implements good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the EU and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the EU.

There are various types of applications for marketing authorizations:

Full Applications. A full application is one that is made under any of the EU procedures described above and “stands alone” in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83 (as amended) to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(l) in particular refers to the need to present the results of the applicant’s research on (1) pharmaceutical (physical-chemical, biological or microbiological) tests, (2) preclinical (toxicological and pharmacological) studies and (3) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC, currently set forth in Directive 2003/63/EC of 25 June 2003. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

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

Cross-referral to Innovator’s Data

Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with EU provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of preclinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

•	having the same qualitative and quantitative composition in active substance as the reference medicinal product;

•	having the same pharmaceutical form as the reference medicinal product; and

•	whose bioequivalence with the reference medicinal product has been demonstrated by appropriate bioavailability studies.

Applications in respect of a generic medicinal product cannot be made before the expiry of the protection period. For applications made after either October 30 or November 20, 2005 (depending on the approval route used), Regulation 726/2004 and amendments to Directive 2001/83/EC provide for a harmonized protection period regardless of the approval route utilized. The harmonized protection period is in total 10 years, including eight years of research data protection and two years of marketing protection. The effect is that the originator’s results can be the subject of a cross-referral application after eight years, but any resulting authorization cannot be exploited for a further two years. The rationale of this procedure is not that the competent authority does not have before it relevant tests and trials upon which to assess the efficacy and safety of the generic product, but that the relevant particulars can, if the research data protection period has expired, be found on the originator’s file and used for assessment of the generic medicinal product. The 10-year protection period can be extended to 11 years where, in the first eight years post-authorization, the holder of the authorization obtains approval for a new indication assessed as offering a significant clinical benefit in comparison with existing products.

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

Well-established Medicinal Use

Under Article 10a of Directive 2001/83/EC, an applicant may, in substitution for the results of its own preclinical and clinical research, present detailed references to published literature demonstrating that the active substance(s) of a product have a well-established medicinal use within the EU with recognized efficacy and an acceptable level of safety. The applicant is entitled to refer to a variety of different types of literature, including reports of clinical trials with the same active substance(s) and epidemiological studies that indicate that the constituent or constituents of the product have an acceptable safety/efficacy profile for a particular indication. However, use of the published literature exemption is restricted by stating that in no circumstances will constituents be treated as having a well-established use if they have been used for less than 10 years from the first systematic and documented use of the substance as a medicinal product in the EU. Even after 10 years’ systematic use, the threshold for well-established medicinal use might not be met. European pharmaceutical law requires the competent authorities to consider the period over which a substance has been used, the amount of patient use of the substance, the degree of scientific interest in the use of the substance (as reflected in the scientific literature) and the coherence (consistency) of all the scientific assessments made in the literature. For this reason, different substances may reach the threshold for well-established use after different periods, but the minimum period is 10 years. If the applicant seeks approval of an entirely new therapeutic use compared with that to which the published literature refers, additional preclinical and/or clinical results would have to be provided.

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

Law Relating to Pediatric Research

Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006) was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population. It requires any application for marketing authorization made after July 26, 2008 in respect of a product not authorized in the EU on January 26, 2007 (the time the Regulation entered into force), to include studies in children conducted in accordance with a pediatric investigation plan agreed to by the relevant European authorities, unless the product is subject to an agreed waiver or deferral. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. Moreover, this regulation imposes the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation (EEC) 1768/92 or by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to orphan drug designation, in which case the 10-year market exclusivity period for such orphan products is extended to 12 years. Where the product is no longer covered by a patent or supplementary protection certificate, the applicant may make a separate application for a Pediatric Use Marketing Authorization, which, on approval, will provide eight years’ protection for data and 10 years’ marketing protection for the pediatric results.

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

Approval of Medical Devices

In the EEA there is a consolidated system for the authorization of medical devices as provided for in Directive 93/68/EEC. The European Union requires that manufacturers of medical devices obtain the right to affix the CE mark to their products, which shows that the device has a Declaration of Conformity, before selling them in European Union member countries. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards, which vary according to the nature of the device. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products and commercially distribute those products throughout the European Union without further conformance tests being required in other member states.

Israel

Israel Ministry of the Environment — Toxin Permit

In accordance with the Israeli Dangerous Substances Law - 1993, the Ministry of the Environment is required to grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until January 2015.

Clinical Testing in Israel

In order to conduct clinical testing on humans in Israel, special authorization must first be obtained from the ethics committee and general manager of the institution in which the clinical studies are scheduled to be conducted, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. These regulations require authorization by the institutional ethics committee and general manager as well as from the Israeli Ministry of Health, except in certain circumstances, and in the case of genetic trials, special fertility trials and complex clinical trials, an additional authorization of the Ministry of Health’s overseeing ethics committee. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Since we intend to perform a portion of the clinical studies on certain of our therapeutic candidates in Israel, we will be required to obtain authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and in most cases, from the Israeli Ministry of Health.

Other Countries

In addition to regulations in the United States, the EU and Israel, we are subject to a variety of other regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not our products receive approval from the FDA, approval of such products must be obtained by the comparable regulatory authorities of countries other than the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials and product licensing vary greatly from country to country.

Related Matters

From time to time, legislation is drafted, introduced and passed in governmental bodies that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA or EMA and other applicable regulatory bodies to which we are subject. In addition, regulations and guidance are often revised or reinterpreted by the national agency in ways that may significantly affect our business and our therapeutic candidates. It is impossible to predict whether such legislative changes will be enacted, whether FDA or EMA regulations, guidance or interpretations will change, or what the impact of such changes, if any, may be. We may need to adapt our business and therapeutic candidates and products to changes that occur in the future.

Israeli Government Programs

Israel Office of the Chief Scientist

Research and Development Grants. A number of our therapeutic products have been financed, in part, through funding from the OCS in accordance with the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law. As of December 31, 2012, we received approximately NIS 75.9 million ($20.3 million) million in aggregate funding from the OCS, which amount includes approximately NIS 22.2 million ($5.9 million) of funding for particular projects, and approximately NIS 53.7 million ($14.4 million) of funding in the framework of our biotechnology incubator. The aggregate funding amount includes approximately NIS 34.1 ($9.1 million) of funding received in connection with terminated programs. We are not required to repay funding for terminated programs. Under the Research Law and the terms of the grants, royalties on the revenues derived from sales of products developed with the support of the OCS are payable to the Israeli government, generally at the rate of 3% during the first three years of repayment, 4% during the subsequent three years and 5% from the seventh year onwards, although these terms are different in the event we out-license the products or receive the OCS approval for the transfer the manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel. The obligation to make these payments terminates upon repayment of the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate, plus interest and any additional amounts as described below. However, we may be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest) if we receive approval to manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel, depending on the portion of total manufacturing that is performed outside of Israel, as further described below, and we may be required to pay additional amounts in respect of the technology developed under these projects that is otherwise transferred outside of Israel, as further described below. The amounts received bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

Pursuant to the Research Law, recipients of funding from the OCS are prohibited from manufacturing products developed using OCS grants or derived from technology developed with OCS grants outside of the State of Israel and from transferring rights to manufacture such products outside of Israel. However, the OCS may, in special cases, approve the transfer of manufacture or of manufacturing rights of a product developed in an approved program or which results therefrom, outside of Israel. If we were to receive approval to manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel, we would be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest), depending on the portion of total manufacturing that is performed outside of Israel. In addition, the royalty rate applicable to us could possibly increase. Such increased royalties constitute the total repayment amount required in connection with the transfer of manufacturing rights of OCS funded products outside Israel. The Research Law does enable companies to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties (but resulting in a lower grant amount); however, the OCS rarely grants such prior approval.

In addition, under the Research Law, we are prohibited from transferring our OCS financed technologies, technologies derived therefrom and related intellectual property rights outside of Israel except under limited circumstances and only with the approval of the OCS and upon making a payment to the OCS. We may not receive the required approvals for any proposed transfer and, if received, we may be required to pay the OCS a portion of the consideration that we receive upon any sale or transfer of such technology to a non-Israeli entity. The scope of the support received, the royalties that we may have already paid to the OCS, the amount of time that has elapsed between the date on which the technology was transferred and the date on which the OCS grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the OCS. The repayment amount is now subject to a maximum limit calculated in accordance with a formula set forth in regulations enacted during 2012. In addition, approval of the transfer of technology to residents of Israel is required, and may be granted in specific circumstances, only if the recipient agrees to abide by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties. No assurances can be made that approval to any such transfer, if requested, will be granted.

The State of Israel does not own intellectual property rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to transfer of technology and manufacturing rights restrictions as described above. For a description of such restrictions, please see “Item 3. Risk Factors — Risks Relating to Our Operations in Israel.” OCS approval is not required for the export of any products resulting from the research or development.

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

As of December 31, 2012, we received approximately $14.4 million from the OCS under the incubator agreement to fund 23 different development projects, 18 of which have terminated. Of our 12 current development projects, three have been or will be funded under the incubator agreement: BL-1021, BL-1040 and BL-5040. Other projects may also be funded by the OCS outside of the incubator agreement. As of March 5, 2013, one request is on file to fund an additional project outside of the incubator agreement but such request has not yet been approved by the OCS.

Israel Ministry of Health

Israel’s Ministry of Health, which regulates medical testing, has adopted protocols that correspond, generally, to those of the FDA and the European Medicines Agency, making it comparatively straightforward for studies conducted in Israel to satisfy FDA and the European Medicines Agency requirements, thereby enabling medical technologies subjected to clinical trials in Israel to reach U.S. and EU commercial markets in an expedited fashion. Many members of Israel’s medical community have earned international prestige in their chosen fields of expertise and routinely collaborate, teach and lecture at leading medical centers throughout the world. Israel also has free trade agreements with the United States and the EU.

C. Organizational Structure

Our corporate structure consists of BioLineRx and three wholly-owned entities: BioLine Innovations Jerusalem Limited Partnership, or BIJ L.P.; BioLine Innovations Jerusalem Ltd., or BIJ Ltd.; and BioLineRx USA Inc. BIJ Ltd. and BIJ L.P. are engaged in the operation of our biotechnology incubator. See “Item 10. Additional Information — Material Contracts — Incubator Agreement.” BioLineRx USA Inc. has been inactive since the beginning of 2011, as a result of a decision by our Board of Directors to transfer all business development functions back to Israel, in order to reorganize our business development efforts and administer such efforts from our headquarters.

D. Property, Plant, and Equipment

We are headquartered in Jerusalem, Israel. We lease one facility pursuant to a lease agreement with Caps-Pharma Ltd. that expires on December 15, 2014, with an option to renew through December 2016. The Jerusalem headquarters consists of approximately 1,700 square meters of space and lease payments are approximately $21,600 per month. This facility houses both our administrative and research operations and our central laboratory. The central laboratory consists of approximately 600 square meters and includes an analytical chemistry laboratory, a formulation laboratory and a tissue culture laboratory. Our central laboratory is compliant with both cGMP and GLP, which allows us to manufacture therapeutic supplies for our current clinical trials. We are currently outfitting a section of the central laboratory as a Class 1000 Clean Room for the synthesis of compounds that require a clean environment for development. All of our employees are based in this facility.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this annual report.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those in “Item 3. Key Information — Risk Factors.”U.S. dollar amounts herein (other than amounts that were originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of December 31, 2012 ($1 = NIS 3.733). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or address unmet medical needs. Our current development pipeline consists of six clinical therapeutic candidates: BL-1020, BL-1040, BL-5010, BL-7040, BL-8040 and BL-1021. In addition, we have six therapeutic candidates in pre-clinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. We also operate, with substantial ﬁnancial support of the Office of the Chief Scientist of the Israeli Ministry of Trade and Industry (OCS), a biotechnology incubator to evaluate therapeutic candidates. As of December 31, 2012, we received approximately NIS 53.7 million ($14.4) million in funding from the OCS to operate the incubator, which does not include NIS 22.2 million ($5.9 million) in funding we have received from the OCS outside of the incubator agreement as of that date. Such amounts include aggregate funding of approximately NIS 34.1 million ($9.1 million) for terminated programs. We are not required to repay funds received for terminated programs. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

The following is a description of our six clinical therapeutic candidates:

•
BL-1020 is an orally available drug in development for the treatment of schizophrenia. In September 2009, we announced positive topline results from the phase 2b EAGLE trial of BL-1020. In June 2011, we commenced the CLARITY trial of BL-1020, which is currently being carried out at 31 clinical sites in Romania, India and Moldova.

•
BL-1040 is a novel resorbable polymer solution for use in the prevention of ventricular remodeling that may occur in patients who have suffered an acute myocardial infarction, or AMI. BL-1040 is being developed as a medical device. In March 2010, we announced encouraging results from a phase 1/2 clinical trial. We have entered into an exclusive, worldwide, royalty-bearing out-licensing arrangement with Ikaria, Inc., or Ikaria, with respect to the development, manufacture and commercialization of BL-1040. In December 2011, Ikaria commenced PRESERVATION 1, a CE Mark registration clinical trial of BL-1040 (now called “Bioabsorbable Cardiac Matrix,” or BCM, by Ikaria).

•
BL-5010 comprises a customized, proprietary pen-like applicator containing a novel formulation of two acids, which is being developed for the non-surgical removal of skin lesions. In December 2010, we announced positive results from a phase 1/2 clinical trial of BL-5010. We have received European confirmation from the British Standards Institution Notified Body in the UK of the regulatory pathway classification of BL-5010 as a Class IIa medical device. We are planning to commence a pivotal CE-Mark registration trial for European approval in the second half of 2013.

•
BL-7040 is an orally available synthetic oligonucleotide which we are developing for the treatment of inflammatory bowel disease, or IBD. We are currently conducting a phase 2 proof-of-concept study to evaluate the effectiveness of BL-7040 for the treatment of IBD at five sites in Israel.

•
BL-8040 is a short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for acute myeloid leukemia, or AML, and other hematological cancers. We plan to commence a phase 2 clinical trial in the first half of 2013.

•
BL-1021 is a new chemical entity in development for the treatment of neuropathic pain. We are currently evaluating potential development collaborations with other parties in order to continue development of this compound.

In 2009, we entered into an exclusive, worldwide, royalty-bearing licensing arrangement with Ikaria. Under the agreement, we granted Ikaria an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injuries to the myocardial tissue of the heart. Under the arrangement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or products related thereto. We received an upfront payment of $7.0 million upon the execution of the license agreement. Upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million in March 2010, and we are entitled to receive additional milestone and royalty payments upon the occurrence of certain events.

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with regard to BL-1020, covering the United States, Canada and Mexico, which became effective in August 2010. We received an upfront fee of $30.0 million from Cypress Bioscience upon the effectiveness of the agreement. In May 2011, following the acquisition of Cypress Bioscience by Royalty Pharma earlier in the year, we reacquired all of the rights to develop and commercialize BL-1020 from Cypress Bioscience and currently hold full global rights to the product. We are continuing to develop BL-1020, and commenced the phase 2/3 CLARITY trial in June 2011, which is currently being carried out at clinical sites in Romania, India and Moldova. Concurrent with the conduct of the trial and in accordance with our business strategy, we have continued to hold discussions with potential out-licensing partners for the further development and commercialization of BL-1020 at its more advanced stages.

History of Losses

Since inception in 2003, we have generated significant losses in connection with our research and development, including the clinical development of BL-1020. As of December 31, 2012, we had an accumulated deficit of NIS 444.3 million. Although we have previously recognized revenues in connection with our out-licensing arrangement with Ikaria for BL-1040 and our former out-licensing arrangement with Cypress Bioscience for BL-1020, we may continue to generate losses in connection with the research and development activities relating to our pipeline of therapeutic candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we may continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private and direct placements and in three public offerings on the TASE), funding received from the OCS, payments received under the licensing arrangements with Ikaria and Cypress Bioscience, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from Ikaria, potential future upfront or milestone payments that we may receive from out-licensing transactions for our other therapeutic candidates, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of December 31, 2012, we held approximately $21.4 million of cash, cash equivalents and short-term bank deposits, based on the exchange rate reported by the Bank of Israel as of December 31, 2012. In February 2013, we completed a direct placement for net proceeds of $7.7 million. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Revenues

Our revenues to date have been generated primarily from milestone payments under our licensing arrangements with Ikaria and the amounts we received from Cypress Bioscience. We entered into a license and collaboration agreement with Ikaria in 2009, in respect of which Ikaria paid us an up-front payment of $7.0 million. In addition, upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million, which was subject to a 15% withholding tax in the United States. We received a full refund of the tax withheld from the U.S. Internal Revenue Service in the third quarter of 2011. In June 2010, we entered into a license agreement with Cypress Bioscience. Under the terms of the license agreement, we received an upfront fee of $30.0 million. The license agreement with Cypress Bioscience was terminated, effective as of May 31, 2011.

Under the terms of our agreement with Ikaria, in addition to the payments mentioned above, the maximum future development-related payments to which we are entitled is $115.5 million. We are also entitled to maximum commercialization milestone payments of $150.0 million, subject to the terms and conditions of the license agreement. Certain payments we have received from Ikaria have been subject to a 15% withholding tax in the United States, and certain payments we may receive in the future, if at all, may also be subject to a 15% withholding tax in the United States. Receipt of any milestone payment under the Ikaria agreement depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We believe that we may be entitled to a refund of withholding taxes paid in connection with future payments from the U.S. government but there can be no assurance that we will be able to obtain such a refund. In addition, we may be able to use U.S. taxes withheld from future payments to us as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. Our payments to our in-licensors are to be made from the net consideration received from our out-licensees.

We expect our revenues for the next several years to be derived primarily from payments under our current agreement with Ikaria, as well as additional collaborations that we may enter into in the future, including with regard to BL-1020, BL-5010, BL-7040, BL-8040, BL-1021 or other therapeutic candidates. Furthermore, we may receive future royalties on product sales, if any, under our agreement with Ikaria, as well as under any future agreement relating to BL-1020, BL-5010, BL-7040, BL-8040, BL-1021 or other compounds.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone

BL-1020	Phase 2/3 CLARITY trial	CLARITY study interim results – week of March 18, 2013; CLARITY study final results – second half of 2013

BL-1040	CE registration pivotal trial	PRESERVATION 1 study results in 2014

BL-5010	Completed phase 1/2	Completion of unique applicator prototype by second quarter of 2013; commencement of pivotal CE Mark registration trial in second half of 2013

BL-7040	Phase 2 trial	Study results – April 2013

BL-8040	Completed phase 1/2	Phase 2 study expected to commence during the second quarter of 2013

BL-1021	Completed phase 1a	Potential co-development collaboration

In addition to the projects set forth above, we have six projects that are in the preclinical stages of development. Such projects have significantly lower costs due to their stage of development. See “Item 4. Information on the Company — Business Overview — Therapeutic Candidates in Preclinical Development.”

We record costs for each development project on a “direct cost” basis only. Direct costs, which include contract research organization expenses, consulting expenses, patent expenses, materials, and other, similar expenses, are recorded to the project for which such expenses are incurred. However, salary and overhead costs, including, but not limited to, salary expenses (including salaries for research and development personnel), facilities, depreciation, and stock-based compensation, are considered overhead, and are shared among all of our projects and are not recorded on a project-by-project basis. We do not allocate direct salaries to projects due to the fact that our project managers are generally involved in several projects at different stages of development, and the related salary expense is not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our departments that support the research and development process, such as chemistry, manufacturing and controls (CMC), pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, are shared by many different projects and have never been considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs have not been specifically allocated to individual projects. Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2010, 2011 and 2012 and on an aggregate basis since project inception. Certain of such costs are covered by OCS funding, although OCS funds received have not been deducted from the direct project costs in the table.

	Year Ended December 31,			Total Costs Since Project
	2010	2011	2012	Inception
	(U.S. $ in thousands)

BL-1020	450	2,765	7,448	51,558
BL-1040	167	3	–	10,227
BL-5010	384	94	132	2,136
BL-1021	924	466	68	7,127
BL-7040	–	465	500	965
BL-8040	–	–	723	723
Other projects	1,704	3,262	3,855	25,739
Total gross direct project costs(1)	3,629	7,055	12,726	98,475

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

The costs and expenses of our projects have been partially financed by funds we have received from the OCS. Such funds are deducted from the related research and development expenses as the costs are incurred. For additional information regarding the OCS funding process, see “Government Regulation and Funding — Israeli Government Programs.” There can be no assurance that we will continue to receive funds from the OCS in amounts sufficient to fund our operations, if at all. In addition, under our licensing agreement with Ikaria, Ikaria is responsible for the costs associated with conducting all future development activities for BL-1040. See “Item 4. Information on the Company — Business Overview —Out-Licensing Agreement with Ikaria Holdings.”

From our inception through December 31, 2012, we have incurred research and development expense of approximately NIS 514.1 million ($137.7 million). We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

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

We expect our research and development expenses to remain our most significant cost as we continue the advancement of our clinical trials and preclinical product development projects and place significant emphasis on in-licensing new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

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

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of derivative liabilities on account of the warrants issued in the private placement which we conducted in February 2012. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the private placement related to the warrants. In addition, non-operating expense and income includes the initial commitment and finder’s fees, as well as other one-time expenses, associated with the initial set-up of the LPC share purchase agreement.

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

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2012. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

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

Functional Currency

The currency of the primary economic environment in which our operations are conducted is the NIS. As we have not recorded significant recurring revenues since our inception, we consider the currency of the primary economic environment to be the currency in which we expend cash. A significant portion of our expenses and capital expenditures are incurred in NIS, and a significant portion of our financing has been provided in NIS.

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

Stock-based Compensation

We account for stock-based compensation arrangements in accordance with the provisions of IFRS 2. IFRS 2 requires companies to recognize stock compensation expense for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The cost is recognized as compensation expense over the life of the instruments, based upon the grant-date fair value of the equity or liability instruments issued. The fair value of our option grants is computed as of the grant date based on the Black-Scholes model, using the standard parameters established in that model including estimates relating to volatility of our stock, risk-free interest rates, estimated life of the equity instruments issued and the market price of our stock. As our ordinary shares are publicly traded on the TASE, we do not need to estimate their fair market value. Rather, we use the actual closing market price of our ordinary shares on the date of grant, as reported by the TASE.

Warrants

In December 2009, we issued Series 2 Warrants exercisable for 7,528,946 ordinary shares. The Series 2 Warrants had a fixed exercise price and were classified as shareholders’ equity. All Series 2 warrants expired in December 2011 without exercise.

In connection with the private placement of approximately 5.25 million of our ADSs in February 2012, we issued warrants to purchase approximately 2.6 million of our ADSs at an exercise price of $3.57, subject to typical adjustments.  The warrants are exercisable for a period of five years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current financial liability.

In connection with the direct placement to Orbimed of approximately 2.67 million of our ADSs in February 2013, we issued warrants to purchase 1.6 million of our ADSs at an exercise price of $3.94, subject to typical adjustments.  The warrants are exercisable for a period of five years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and will therefore been classified as a non-current financial liability, commencing with our March 31, 2013 quarterly financial statements.

Recent Accounting Pronouncements

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2012, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on our consolidated financial statements, except the following set out below, for which the impact has not been fully assessed.

Amendment to IAS 1, “Financial Statement Presentation.” This amendment, regarding other comprehensive income, is effective for annual financial statement periods commencing on or after July 1, 2012. The main change resulting from this amendment is a requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss subsequently (reclassification adjustments).

IFRS 13, “Fair Value Measurement.” This standard, effective for financial statement periods commencing on or after January 1, 2013, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and U.S. GAAP, do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or U.S. GAAP.

Amendment to IAS 19, “Employee Benefits.” This amendment, effective for financial statement periods commencing on or after January 1, 2013, changes the methodology for calculating long-term employee benefit liabilities. The impact on the Company will be to immediately recognize all past service costs, and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are to be charged to equity.

IFRS 9, “Financial instruments.” This standard, effective for financial statement periods commencing on or after January 1, 2015, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company has not yet assessed the full impact of IFRS 9. The Company will also consider the impact of the remaining phases of IFRS 9 when completed.

IFRS 10, “Consolidated Financial Statements.” This standard, effective for financial statement periods commencing on or after January 1, 2013, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company has not yet assessed the full impact of IFRS 10.

Results of Operations -- Overview

Revenues

In August 2010, we received a payment of $30.0 million in connection with our out-licensing arrangement with Cypress Bioscience, which was recorded as revenue in the third quarter of 2010. We did not record any revenues during the years ended December 31, 2011 and 2012.

Cost of revenues

Cost of revenues consists of payments due to the licensors under the in-licensing agreement related to BL-1020. We did not record any cost of revenues during the years ended December 31, 2011 and 2012.

Research and development expenses

At December 31, 2010, our drug development pipeline consisted of 10 therapeutic candidates. During 2011, we added six new compounds to our pipeline, and discontinued the development of one compound from the pipeline, so that our drug development pipeline as of December 31, 2011 consisted of 15 therapeutic candidates. During 2012, we added four new compounds to our pipeline and discontinued the development of five compounds from the pipeline, so that our drug development pipeline as of December 31, 2012 consisted of 14 therapeutic candidates. Subsequent to December 31, 2012, we added one new compound to our pipeline and discontinued the development of three additional compounds from the pipeline, so that our drug development pipeline as of the date of this report consists of 12 therapeutic candidates.

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

Research and development expenses

Research and development expenses for the year ended December 31, 2012 were NIS 64.3 million ($17.2 million), an increase of NIS 21.7 million ($5.8 million), or 51%, compared to NIS 42.6 million ($11.4 million) for the year ended December 31, 2011. The increase resulted primarily from significantly higher expenses in 2012 associated with the CLARITY clinical trial in respect of BL-1020, which commenced at the end of June 2011 and was still in its initial ramp-up stages during the third and fourth quarters of 2011, as well as a ramp-up in spending on other clinical-stage projects introduced during the second half of 2011 and in 2012.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2012 were NIS 3.2 million ($0.9 million), a negligible decrease compared to NIS 3.3 million ($0.9 million) for the year ended December 31, 2011. We invested additional resources in our overall business development efforts in 2012, which were primarily offset by savings from efficiencies realized this year due to the reorganization of our business development team, as well as professional services incurred last year related to the reacquisition of the rights to BL-1020 from Cypress Bioscience. Sales and marketing expenses are expected to increase in the foreseeable future, as we continue to increase our business development efforts in respect of BL-1020, as well as a number of our other assets.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2012 were NIS 14.0 million ($3.8 million), an increase of NIS 1.3 million ($0.4 million) or 10%, compared to NIS 12.7 million ($3.4 million) for the year ended December 31, 2011. The increase resulted primarily from professional fees and other expenses associated with being a listed company on Nasdaq for a full year in 2012 compared to only five months in 2011, as well as an increase in excise taxes recorded in 2012 in respect of certain non-deductible expenses.

Non-operating income (expense), net

Non-operating income, net, for the year ended December 31, 2012 consists of a NIS 7.3 million ($2.0 million) fair-value adjustment of derivative liabilities on account of the warrants issued in the private placement which we conducted in February 2012, offset by issuance expenses in the amount of NIS 1.2 million ($0.3 million) from the private placement related to the warrants, as well as the initial commitment and finder’s fees and other one-time expenses in the aggregate amount of NIS 2.1 million ($0.5 million) associated with the LPC share purchase agreement.

Financial income (expense), net

We recognized net ﬁnancial income of NIS 1.3 million ($0.4 million) for the year ended December 31, 2012, a decrease of NIS 7.2 million ($1.9 million), compared to net ﬁnancial income of NIS 8.5 million ($2.3 million) for the year ended December 31, 2011. Net financial income for both years results primarily from changes in the average exchange rate of the dollar in relation to the NIS, which were much more pronounced in 2011 than in 2012, and had a positive effect on our net assets denominated in dollars.

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

Research and development expenses

Research and development expenses for the year ended December 31, 2011 were NIS 42.6 million, a decrease of NIS 12.4 million, or 23%, compared to NIS 55.0 million for the year ended December 31, 2010. Research and development expenses for the 2010 period included payments to the OCS of NIS 17.4 million, which were a repayment of funds previously received from the OCS in respect of BL-1020. Those funds had been previously reﬂected in prior periods as a reduction in research and development expenses. Without regard to these non-recurring payments, research and development expenses for the year ended December 31, 2011 increased by NIS 5.1 million, or 14%, over the year ended December 31, 2010. The increase resulted primarily from the commencement of the CLARITY clinical trial in respect of BL-1020 at the end of June 2011.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2011 were NIS 3.3 million, a decrease of NIS 1.3 million, or 28%, compared to NIS 4.6 million for the year ended December 31, 2010. The decrease resulted primarily from a shorter period of time devoted to strategic partnering efforts in connection with BL-1020 during 2011 as compared to 2010, as well as from a reduction in expenses due to the transfer of our business development activities from the U.S. to Israel during the first half of 2011 and the resulting closure of our U.S. office.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2011 were NIS 12.7 million, a decrease of NIS 2.2 million, or 15%, compared to NIS 14.9 million for the year ended December 31, 2010. The decrease resulted primarily from expenses associated with our proposed initial public offering in 2010.

Financial income (expense), net

We recognized net financial income of NIS 8.5 million for the year ended December 31, 2011, an increase of NIS 14.2 million, compared to net financial expense of NIS 5.7 million for the year ended December 31, 2010. The increase in net financial income resulted primarily from the increase in the average exchange rate of foreign currencies in relation to the NIS during the year ended December 31, 2011, which had a positive effect on our net assets denominated in such foreign currencies during that period.

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

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	2011				2012
	(in thousands of NIS)
Consolidated Statements of Operations
Revenues	–	–	–	–	–	–	–	–
Cost of revenues	–	–	–	–	–	–	–	–
Sales and marketing expenses	(750)	(1,323)	(358)	(877)	(766)	(948)	(912)	(601)
Research and development expenses, net	(6,384)	(10,405)	(13,255)	(12,579)	(14,675)	(16,000)	(15,848)	(17,781)
General and administrative expenses	(2,926)	(3,348)	(3,272)	(3,176)	(3,525)	(2,956)	(2,834)	(4,711)
Operating income (loss)	(10,060)	(15,076)	(16,885)	(16,632)	(18,966)	(19,904)	(19,594)	(23,093)
Non-operating income (expenses), net	–	–	–	–	2,819	2,712	(3,180)	1,607
Financial income, net	1,183	637	8,965	2,432	446	6,050	1,827	496
Financial expenses, net	(2,767)	(1,965)	(18)	–	(2,231)	(172)	(1,649)	(3,438)
Net income (loss)	(11,644)	(16,404)	(7,938)	(14,200)	(17,932)	(11,314)	(22,596)	(24,428)

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel), private and direct offerings of our equity securities, grants and loans from the OCS, and payments received under our strategic licensing arrangements. At December 31, 2012, we held approximately NIS 79.8 million ($21.4 million) in cash, cash equivalents and short-term bank deposits, and have invested substantially all of our available cash funds in short-term bank deposits.

In February 2013, we completed a direct placement to a leading healthcare investor, OrbiMed Israel Partners Limited Partnership, an affiliate of OrbiMed Advisors LLC. The placement consisted of 2,666,667 ADSs and warrants to purchase an additional 1,600,000 ADSs, at a unit price of $3.00. The warrants have an exercise price of $3.94 per ADS and are exercisable for a term of five years. The offering raised a total of $8,000,000, with net proceeds of approximately $7,700,000, after deducting fees and expenses.

Pursuant to the share purchase agreement with LPC signed in September 2012, we may sell, from time to time, and at our discretion, up to $15 million of our ADSs to LPC during the 36-month term of the purchase agreement. From the effective date of the purchase agreement through March 5, 2013, we have sold an aggregate of approximately $4.7 million of our ADSs to LPC, leaving an available balance under the facility of approximately $10.3 million.

Net cash used in operating activities was NIS 75.1 million for the year ended December 31, 2012 and NIS 42.7 million for the year ended December 31, 2011, compared with cash provided by operating activities of NIS 40.7 million for the year ended December 31, 2010.  The NIS 32.4 million increase in net cash used in operating activities during 2012 was primarily the result of increased research and development spending. The net cash provided by operating activities in 2010 primarily reflects the $30.0 million upfront payment we received from Cypress Bioscience.

Net cash provided by investing activities for the year ended December 31, 2012 was NIS 51.3 million, compared to net cash used in investing activities of NIS 37.6 million for the year ended December 31, 2011 and NIS 29.5 million for the year ended December 31, 2010. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits and other investments during the respective periods.

Net cash provided by financing activities for the year ended December 31, 2012 was NIS 58.9 million, compared to insignificant amounts of cash flows related to financing activities for the years ended December 31, 2011 and 2010. The net cash provided by financing activities relates primarily to the private placement we completed in February 2012.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our projected cash requirements through the end of 2014, we will require significant additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

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

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2012:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of NIS)

Car leasing obligations	1,326	885	441	–	–
Premises leasing obligations	2,285	916	1,369	–	–
Purchase commitments	5,973	5,973	-	–	–
Total	9,584	7,774	1,810	–	–

The foregoing table does not include our in-licensing agreements. Under our in-licensing agreements, we are obligated to make certain payments to our licensors upon the achievement of agreed upon milestones. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements; however, we do not expect any material milestones to be achieved within the next 12 months. If all of the milestones are achieved over the life of each in-licensing agreement, we will be required to pay approximately $8.0 million, in the aggregate, to the applicable licensors. Some of the in-licensing agreements are accompanied by consulting, support and cooperation agreements, pursuant to which we are required to pay the licensors a fixed monthly amount, over a period stipulated in the applicable agreement, for their assistance in the continued research and development under the applicable license. All of our in-licensing agreements are terminable at-will by us upon prior written notice of 30 to 90 days. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our executive officers and directors as of March 5, 2013.*  Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., P.O. Box 45158, 19 Hartum Street, Jerusalem 9777518, Israel.

Name	Age	Position(s)

Kinneret Savitsky, Ph.D.	46	Chief Executive Officer

Philip Serlin, CPA, MBA	52	Chief Financial and Operating Officer

Moshe Phillip, M.D.	58	Vice President of Medical Affairs and Senior Clinical Advisor

Leah Klapper, Ph.D.	48	General Manager, BioLine Innovations Jerusalem

David Malek, MBA	35	Vice President of Business Development

Aharon Schwartz, Ph.D.	70	Chairman of the Board

Michael J. Anghel, Ph.D.	73	Director

Nurit Benjamini, MBA	46	External Director

Raphael Hofstein, Ph.D.	63	Director

Avraham Molcho, M.D.	55	External Director

*	From 2007 until March 4, 2013, Yakov Friedman served as a director. On that date, Mr. Friedman gave notice of his resignation, effective immediately.

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

Philip Serlin, CPA, MBA, has been our Chief Financial and Operating Officer since May 2009. From January 2008 to August 2008, Mr. Serlin served as the Chief Financial Officer and Chief Operating Officer of Kayote Networks Inc. From January 2006 to December 2007, he served as the Chief Financial Officer of Tescom Software Systems Testing Ltd. (TASE:TSCM), an IT services company publicly traded in both Tel Aviv and London. His background also includes senior positions at Chiaro Networks Ltd. and at Deloitte, where he was head of the SEC and U.S. Accounting Department at the National Office in Tel Aviv, as well as seven years at the SEC at its Washington, D.C., headquarters. Mr. Serlin is a CPA and holds a B.Sc. in Accounting from Yeshiva University and a Master’s degree in Economics and Public Policy from The George Washington University.

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

Leah Klapper, Ph.D., has served as the General Manager of BIJ since January 2010. Prior to that, from 2005 through 2010, she served as Vice President of Preclinical Development of BIJ. From 2001 through 2005, Dr. Klapper served as Vice President of Research and Development at CureTech Ltd., a biotechnology company developing novel immune-modulating molecules, where she founded the research laboratory and led the company from the bench to clinical studies. Dr. Klapper gained extensive post-doctoral training at the Fred Hutchinson Cancer Research Center in Seattle Washington. Dr. Klapper received her Ph.D. from the Weizmann Institute, her M.Sc. from the Department of Pharmacology at Tel Aviv University and a B.Sc. in Life Sciences from Tel Aviv University.

David Malek, MBA, has served as our Vice President of Business Development since October 2011. Prior to joining the Company, from 2007 to 2011 Mr. Malek served at Sanofi-Aventis in a number of management positions, including Marketing, Finance and Business Development. Most recently, he served as Director of Oncology - New Products and Business Development. Mr. Malek received an MBA from the Tuck Business School at Dartmouth University and a BA in Statistics and Political Science from the University of Haifa.

Aharon Schwartz, Ph.D., has served as the Chairman of our Board of Directors since 2004. He served in a number of positions in Teva from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. Dr. Schwartz also served as Chairman of DenX Ltd. and Immudar. He is currently a non-executive member of the boards of numerous life science companies, including Clal Biotechnology Industries Ltd. (TASE:CBI), Proteologic Ltd. and Mediwound Ltd. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem.

Michael J. Anghel, Ph.D., has served on our Board of Directors since 2010 and on our Investment Monitoring Committee since 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (NYSE:CEL), the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE:DSCT). He has been involved in various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions including Elron Electronic Industries Ltd. (TASE:ELRN), Elbit Systems Ltd. (Nasdaq:ESLT, TASE:ESLT), Nice Systems (Nasdaq:NICE), Gilat Satellite Networks Ltd. (Nasdaq:GILT), American Israeli Paper Mills (now Hadera Paper Ltd. (AMEX:AIP)), Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Boards of Directors of Partner Communications Company, Ltd. (Nasdaq:PTNR, TASE:PTNR), Syneron Medical Ltd. (Nasdaq:ELOS), Evogene Ltd. (TASE:EVGN), Gravity Visual Effects and Design Ltd., Dan Hotels Ltd. (TASE:DANH), Orbotech Ltd. (Nasdaq:ORBK, GSM:ORBK) and the Strauss Group Ltd. (TASE:STRS). He is also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an MBA. and Ph.D. (Finance) from Columbia University, New York.

Nurit Benjamini, MBA, has served as an external director on our Board of Directors and as the chairperson of our Audit Committee of our Board of Directors since 2010. In addition, Ms. Benjamini has served on our Investment Monitoring Committee since 2010 and on our Compensation Committee since 2012. Since May 2011, Ms. Benjamini has served as the Chief Financial Officer of Wixpress Ltd. Prior to that, from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd. From 2000 through 2007, Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Prior to that, from 1998 through 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. and from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. Ms. Benjamini serves on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (Nasdaq:ALLT, TASE:ALLT). Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

Raphael Hofstein, Ph.D., has served on our Board of Directors since 2003, our Audit Committee since 2007 and our Compensation Committee since 2012. Dr. Hofstein has served as the President and Chief Executive Officer of MaRS Innovation (a commercialization company of the University of Toronto and 10 affiliated hospitals) since June 2009. From 2000 through June 2009, Dr. Hofstein was the President and Chief Executive Officer of Hadasit Ltd., or Hadasit, the technology transfer company of Hadassah Hospital. He has served as chairman of the board of directors of Hadasit since 2006. Prior to joining Hadasit, Dr. Hofstein was the President of Mindsense Biosystems Ltd. and the Business Unit Director of Ecogen Inc. and has held a variety of other positions, including manager of R&D and chief of immunochemistry at the International Genetic Science Partnership. Dr. Hofstein serves on the board of directors of numerous companies, including Hadasit Bio-Holdings Ltd. (TASE:HDST). Dr. Hofstein received his Ph.D. and M.Sc. from the Weizmann Institute of Science, and his B.Sc. in chemistry and physics from the Hebrew University in Jerusalem. Dr. Hofstein completed postdoctoral training at Harvard Medical School in both the departments of biological chemistry and neurobiology.

Avraham Molcho, M.D., MBA, has served as an external director on our Board of Directors and on our Audit Committee since 2010. In addition, Dr. Molcho has served on our Compensation Committee since 2012. Dr. Molcho is the Founder and Chairman of Biologic Design, a technology platform that encourages human antibody discoveries, and is a venture partner at Forbion Capital Partners, a Dutch life sciences venture capital firm. In 2012, he became the co-founder, CEO and director of DoxoCure, a privately-held company engaged in the manufacturing of liposome-based therapeutics. He currently serves on the board of directors of Circulite Inc. and NovoGI. From 2006 through 2008, Dr. Molcho served as the Chief Executive Officer and Chairman of Neovasc Medical, a privately-held Israeli medical device company. From 2001 through 2006, Dr. Molcho was a managing director and the head of life sciences of Giza Venture Capital and, in that capacity, was involved in the founding of our company. He was also the Deputy Director General of Abarbanel Mental Health Center, the largest acute psychiatric hospital in Israel, from 1999 to 2001. Dr. Molcho holds an M.D. from Tel-Aviv University School of Medicine and an MBA from Tel-Aviv University Recanati Business School.

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

Compensation of Directors and Senior Management

The following table presents all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2012. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses (NIS)	Pension, retirement, options and other similar benefits (NIS)
All directors and senior management as a group, consisting of 9 persons	3,960,000	1,943,000

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

According to our Articles of Association, our Board of Directors must consist of at least five and not more than 10 directors, including external directors. Currently, our Board of Directors consists of six directors, including two external directors as required by the Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law as detailed below, our directors are elected at a general or special meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors to fill vacancies on the Board of Directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, under certain conditions, to two additional terms. External directors may be removed from office only pursuant to the terms of the Companies Law. Our last annual meeting of shareholders was held in May 2012. See “— External Directors.”

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

In November 2012, our Board of Directors adopted an audit committee charter that added to the responsibilities of the audit committee under the Companies Law, setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Marketplace Rules of the Nasdaq Stock Market, including the following:

•
oversight of the company’s independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of the our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the office of the our internal auditor; and

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by the board of directors.

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Pursuant to the Companies Law, the audit committee of a company shall be responsible for: (i) determining whether there are delinquencies in the business management practices of a company, including in consultation with an internal auditor or independent auditor, and making recommendations to the company’s board of directors to improve such practices; (ii) determining whether to approve certain related party transactions (including compensation of office holders or transactions in which an office holder has a personal interest and whether such transaction is material or otherwise an extraordinary transaction); (iii) where the company’s board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board and proposing amendments thereto; (iv) examining internal controls and the internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the special needs and size of a company); (v) examining the scope of the auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment thereof (either the board or the general meeting of shareholders); and (vi) establishing procedures for the handling of employees’ complaints as to the management of the business and the protection to be provided to such employees. Under the Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. See “— Approval of Related Party Transactions under Israeli Law.”

Compensation Committee

In December 2012, the recently adopted Amendment 20 to the Companies Law, or Amendment 20, went into effect. Amendment 20 requires, among other things, that the board of directors of Israeli publicly-traded companies appoint a compensation committee comprised of at least three members, including all of the external directors of a company, and one of the external directors must serve as chairman of the committee. Such compensation committee may not include:

•	the chairman of the company’s board of directors;

•	a controlling shareholder or a relative of a controlling shareholder of the company (as each such term is defined in the Companies Law); or

•
any director employed by the company, by a controlling shareholder of the company or by any other entity controlled by a controlling shareholder of the company, or any director who provides services to the company on a permanent basis, to a controlling shareholder of the company or to any other entity controlled by a controlling shareholder of the company on a regular basis (other than as a member of the board of directors), or any other director whose main source of income derives from a controlling shareholder of the company.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

A majority of the total number of then-serving members of a compensation committee shall constitute a quorum for the transaction of business at the compensation committee meetings, provided, that the majority of the members present at such meeting are unaffiliated directors, as such term “unaffiliated director” is defined under the Companies Law, as described in the section discussing the Company’s Audit Committee above, and at least one of such members is an external director.

Any person who is not eligible to serve on the compensation committee is further restricted from participating in its meetings and votes, unless the chairman of the compensation committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not for the actual votes, and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the compensation committee.

The responsibilities of the compensation committee include the following:

•
to recommend to the board of directors as to a compensation policy for officers, as well as to recommend, once every three years to extend the compensation policy, subject to receipt of the required corporate approvals;

•
to recommend to the board of directors as to a compensation policy for officers, as well as to recommend, once every three years to extend the compensation policy, subject to receipt of the required corporate approvals;

•
to recommend to the board of directors as to a compensation policy for officers, as well as to recommend, once every three years to extend the compensation policy, subject to receipt of the required corporate approvals;

•	to recommend to the Board of Directors as to any updates to the compensation policy which may be required;

•	to review the implementation of the compensation policy by the company;

•	to approve transactions relating to terms of office and employment of certain company office holders, which require the approval of the compensation committee pursuant to the Companies Law; and

•	to exempt, under certain circumstances, a transaction relating to terms of office and employment from the requirement of approval of the shareholders meeting.

In November 2012, in order to comply with the requirements of Amendment 20, the Board of Directors established a Compensation Committee, comprised of Nurit Benjamini and Dr. Avraham Molcho, our two external directors, and Dr. Raphael Hofstein. Nurit Benjamini serves as the Chairperson of our Compensation Committee.

Under Amendment 20, a board of directors of an Israeli publicly-traded company, following the recommendation of the compensation committee, is required to establish a compensation policy, to be approved by the shareholders of the company, and pursuant to which the terms of office and compensation of the company’s officer holders will be decided.

A company’s compensation policy shall be determined based on, and take into account, certain parameters set forth in Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20.

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation policy is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which one of the following must be met:

(i)
the majority of the votes includes at least a majority of all the votes of shareholders who are not controlling shareholders of the company or who do not have a personal interest in the compensation policy and participating in the vote; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

(ii)	the total of opposing votes from among the shareholders described in subsection (i) above does not exceed 2% of all the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the compensation policy, the board of directors of a company may approve the compensation policy, provided that the compensation committee and, thereafter, the board of directors resolved, based on detailed, documented, reasons and after a second review of the compensation policy, that the approval of the compensation policy is for the benefit of the company.

Public Israeli companies are required to comply with the requirements of Amendment 20 and to adopt a compensation policy by no later than September 12, 2013.  Until such time that a company adopts a compensation policy, compensation of officers must be approved in accordance with transition rules set forth in Amendment 20 which apply to the approval of officer compensation prior to the adoption and approval of a compensation policy by a company, as such are detailed above.

We are currently preparing a compensation policy applicable to all of our officers, with the aim of having our Compensation Committee and Board of Directors review the terms of compensation of our officers and approve such a policy and bringing such policy for approval of our shareholders prior to September 12, 2013 as required under Amendment 20.

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

Investment Monitoring Committee

Our Board of Directors has established an Investment Monitoring Committee consisting of four members: Directors Michael Anghel and Nurit Benjamini; Philip Serlin, our Chief Financial Officer and Chief Operating Officer; and Raziel Fried, our Treasurer. The function of the Investment Monitoring Committee includes providing recommendations to the Board of Directors regarding investment guidelines and performing an on-going review of the fulfillment of established investment guidelines. The Investment Monitoring Committee convenes for a meeting in accordance with our needs, but in any event at least twice per year. The Investment Monitoring Committee reports to the Board of Directors on a semi-annual basis.

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

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder, a transaction with a third party in which the office holder has a personal interest, and an action of an office holder that would otherwise be deemed a breach of duty of loyalty requires approval by the board of directors. Our Articles of Association do not provide otherwise. If the transaction or action considered is (i) an extraordinary transaction or (ii) an action of an office holder that would otherwise be deemed a breach of duty of loyalty and may have a material impact on a company’s profitability, assets or liabilities, then audit committee approval is required prior to approval by the board of directors.

Under Amendment 20, a transaction with an office holder in a public company regarding his or her terms of office and employment should be determined in accordance with the company’s compensation policy.  Nonetheless, provisions were established that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy. Accordingly, pursuant to Amendment 20, the approval requirements for the compensation and/or terms of office of a specific office holder may require the approval of each of the compensation committee, board of directors and the shareholders, in that order. As such, under Amendment 20, the following approvals are required for the following transactions:

A transaction with an office holder in a public company that is neither a director nor the Chief Executive Officer regarding his or her terms of office and employment requires approval by the (i) compensation committee; and (ii) the board of directors. Approval of terms of office and employment for such officers which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the following special majority requirements (the “Special Majority Requirements”), as set forth in Amendment 20, pursuant to which the shareholder approval must either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company.

A transaction with the chief executive officer in a public company regarding his or her terms of office and employment requires approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above).  Approval of terms of office and employment for the chief executive officer which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above.

A transaction with an office holder in a public company (including the CEO) that is not a director regarding his or her terms of office and employment may be approved despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder rejection into consideration, that the terms are beneficial to the company.  In addition, the compensation committee may exempt the transaction regarding terms of office and employment with a CEO who has no relationship with the controlling shareholder or the company from shareholder approval if it has found, based on detailed reasons, that bringing the transaction to the approval of the shareholders meeting shall prevent the employment of such candidate by the company. Such approval may be given only in respect of terms of office and employment which are in accordance with the company’s compensation policy.

A transaction with a director in a public company regarding his or her terms of office and employment requires approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

 Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “— Audit Committee” for a definition of controlling shareholder. Under Amendment 20, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, require the approval of the audit committee, the board of directors and the shareholders, in that order. Extraordinary Transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the compensation committee, the board of directors and the shareholders, in that order. In addition, the approval of such extraordinary transactions by the shareholders require at least a majority of the shares voted by the shareholders of the company participating and voting in a shareholders’ meeting, provided that one of the following requirements is fulfilled:

•
at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

If such extraordinary transaction concerns the terms of office and employment of such controlling shareholder, in his capacity as an office holder or an employee of the company, such terms of office and employment approved by the compensation committee and board of directors shall be in accordance with the compensation policy of the company. Nonetheless, the compensation committee and the board of directors may approve terms of office and compensation of a controlling shareholder and which do not comply with the company’s compensation policy, provided that the compensation committee and, thereafter, the board of directors approve such terms, based on, among other things, the considerations listed under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, as those are described above. Following such approval by the compensation committee and board of directors, shareholder approval would be required.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval, in the same manner described above, is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

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

Our Articles of Association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. In November 2011, our shareholders approved (i) the amendment of our Articles of Association to authorize indemnification and insurance in connection with administrative enforcement proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Companies Law described above; and (ii) a new form of indemnification letter for our directors and officers so as to reflect the amendment to our Articles of Association, which new form of letter was also approved (subject to shareholder approval), in October 2011 by our audit committee and board of directors.

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

D. Employees

As of December 31, 2012, we had 52 employees, all of whom are employed in Israel. Of our employees, 22 hold M.D. or Ph.D. degrees.

	December 31,
	2010	2011	2012

Management and administration	12	12	13
Research and development	34	37	37
Sales and marketing	3	3	2

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

E. Beneficial Ownership of Executive Officers and Directors

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 5, 2013 of each of our directors and executive officers individually and as a group.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class

Directors

Aharon Schwartz	–	–
Michael J. Anghel	–	–
Nurit Benjamini(1)	45,837	*
Raphael Hofstein(2)	162,500	*
Avraham Molcho(3)	45,837	*

Executive officers
Kinneret Savitsky(4)	1,422,202	*
Philip Serlin(5)	277,100	*
Leah Klapper(6)	340,779	*
David Malek(7)	–	*
Moshe Phillip(8)	978,799	*
All directors and executive officers as a group (11 persons)(9)	3,273,054	1.5%

*	Less than 1.0%.

(1)
Includes 45,837 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2013. Does not include 4,163 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2013.

(2)
Includes 162,500 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2013. Does not include 37,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2013.

(3)
Includes 45,837 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2013. Does not include 4,163 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2013.

(4)
Includes 506,170 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2013. Does not include 1,150,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2013.

(5)
Includes 277,100 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2013. Does not include 777,100 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2013.

(6)
Includes 149,505 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2013. Does not include 571,980 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2013.

(7)	Does not include 550,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2013.

(8)
Includes 393,836 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2013. Does not include 485,675 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2013.

(9)
Includes 1,580,785 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2013. Does not include 3,580,581 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2013.

Stock Option Plans

2003 Share Option Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Option Plan, or the Plan. The Plan provides for the granting of options and ordinary shares to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for options to be issued at the determination of our Board of Directors in accordance with applicable law. As of December 31, 2012, there were 13,575,811 ordinary shares issuable upon the exercise of outstanding options under the Plan.

In November 2011, our Board of Directors approved the re-pricing of approximately 3,700,000 outstanding “underwater” employee stock options (out of a total of approximately 6,200,000 stock options outstanding). The weighted average remaining vesting period of the options subject to re-pricing was 1.1 years, with a weighted average exercise price of NIS 4.07 per share. The terms of the re-pricing were as follows: (i) the exercise price of the options was reduced to NIS 1.80 per share and (ii) one additional year of vesting was added to the remaining vesting period of the options. The re-pricing was not applicable to options which were already vested, and it did not apply to options held by Directors or consultants. With respect to each eligible optionee, the re-pricing terms applied only if the eligible optionee consented to the new terms. Without such consent, the terms remained unchanged (in respect of that optionee).

In November 2012, our Board of Directors approved a two-year extension to the exercise period for 3,867,910 previously issued and outstanding employee stock options. This extension brought the total exercise period of such options in line with the seven-year exercise period generally used for most employee stock options that were previously granted.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 5, 2013, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

The beneficial ownership of ordinary shares is based on the 218,650,038 ordinary shares outstanding as of March 5, 2013 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power.  For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 5, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.  Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights.

	Number of Shares Beneficially Held	Percent of Class

Pan Atlantic Bank and Trust Limited(1)	28,703,966	12.7
OrbiMed Israel Partners Limited Partnership(2)	26,666,670	12.2
Ayer Capital Management, LP(3)	15,734,270	7.0
Teva Pharmaceutical Industries Ltd.(4)	11,889,535	5.4

(1)
Based upon information provided by the shareholder in its Schedule 13D/A filed with the SEC on March 8, 2013. Pan Atlantic Bank and Trust Limited is a wholly owned subsidiary of FCMI Financial Corporation (FCMI). All of the outstanding shares of FCMI are owned by Albert D. Friedberg, members of his family and trusts for the benefit of members of his family. Mr. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares of and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, Pan Atlantic Bank and Trust Limited. The principal executive offices of Pan Atlantic Bank and Trust Limited are at “Whitepark House,” 1st Floor, Whitepark Road, St. Michael BB11135, Barbados, West Indies.

(2)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 15, 2013. OrbiMed Israel GP Ltd. (“OrbiMed Israel”) is the general partner of OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”), which is the general partner of the shareholder, OrbiMed Israel Partners Limited Partnership, an Israel limited partnership (“OrbiMed Partners”). OrbiMed Israel, as the general partner of OrbiMed BioFund, and OrbiMed BioFund, as the general partner of OrbiMed Partners, may be deemed to share voting and investment power with respect to the ordinary shares underlying the securities held by OrbiMed Partners.

(3)
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

(4)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 14, 2012. Teva is a publicly-traded Israeli company.  Its principal executive offices are at 5 Basel Street, PO Box 3190, Petach Tikva 49131, Israel.

B. Related Party Transactions

Early Development Program Agreement

We entered into an agreement with Pan Atlantic pursuant to which Pan Atlantic committed to provide up to $5.0 million of funding for us to in-license and develop early development stage therapeutic candidates. Pursuant to this early development program, we were entitled to request from Pan Atlantic twice a year up to $625,000 for an aggregate of up to approximately $1.25 million per year, unless otherwise agreed by Pan Atlantic, for our early development research projects, provided that we match the program funds at a rate of $0.20 per every dollar invested by Pan Atlantic. Pan Atlantic fulfilled its entire $5,000,000 funding obligation under this program during 2012. Pan Atlantic does not have any rights to any products developed through our early development projects. As part of the agreement, Pan Atlantic will have the right to invest up to $5.0 million in our first public offering outside of Israel. See “Item 10. Additional Information — Material Contracts — Early Development Program Agreement.”

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

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2012	2.12	0.89	0.56	0.23
2011	3.24	1.13	0.91	0.30
2010	4.75	2.86	1.26	0.80
2009	5.68	0.86	1.53	0.23
2008	4.25	0.69	1.10	0.17

Quarterly:
Fourth Quarter 2012	1.34	0.94	0.34	0.25
Third Quarter 2012	1.18	0.91	0.30	0.23
Second Quarter 2012	1.12	0.89	0.30	0.23
First Quarter 2012	2.12	1.06	0.56	0.28
Fourth Quarter 2011	1.48	1.14	0.41	0.30
Third Quarter 2011	1.92	1.13	0.56	0.30
Second Quarter 2011	2.54	1.58	0.74	0.45
First Quarter 2011	3.24	2.15	0.91	0.60

Most Recent Six Months:
March 2013 (through March 5, 2013)	1.43	1.37	0.38	0.37
February 2013	1.80	1.38	0.49	0.37
January 2013	1.73	0.97	0.41	0.26
December 2012	1.13	0.94	0.30	0.25
November 2012	1.23	1.04	0.32	0.27
October 2012	1.34	0.97	0.34	0.25
September 2012	1.04	0.92	0.28	0.22

On March 11, 2013, the last reported sales price of our ordinary shares on the TASE was NIS 1.42 per share, or $0.38 per share (based on the exchange rate reported by the Bank of Israel for such date).  On March 11, 2013, the exchange rate of the NIS to the dollar was $1.00 = NIS 3.690, as reported by the Bank of Israel.  As of March 11, 2013 there were three shareholders of record of our ordinary shares.  The number of record holders is not representative of the number of beneficial holders of our ordinary shares.

Price Range of our ADSs

Our ADSs have been trading on the Nasdaq Capital Market under the symbol “BLRX” since July 2011.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Capital Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2012	5.55	2.23
2011 (from July 25, 2011)	5.59	2.75

Quarterly:
Fourth Quarter 2012	3.35	2.47
Third Quarter 2012	3.00	2.23
Second Quarter 2012	2.85	2.30
First Quarter 2012	5.55	2.75
Fourth Quarter 2011	4.21	3.01
Third Quarter 2011(from July 25, 2011)	5.59	2.75

Most Recent Six Months:
March 2013 (through March 5, 2013)	3.79	3.68
February 2013	4.75	3.66
January 2013	4.74	3.94
December 2012	3.05	2.47
November 2012	3.16	2.55
October 2012	3.35	2.55
September 2012	2.76	2.25

On March 11, 2013, the last reported sales price of our ADSs on the Nasdaq Capital Market was $3.92 per ADS.  As of March 11, 2013 there was one shareholder of record of our ADSs.  The number of record holders is not representative of the number of beneficial holders of our ADSs.

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

Under Amendment 20, the board of directors of an Israeli publicly traded company is required to establish a compensation policy, to be approved by the shareholders of the company, pursuant to which the terms of office and compensation of the company’s officer holders will be decided. The final adoption of such compensation policy is subject to the approval of the shareholders, which approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which one of the following must be met:

(i)
the majority of the votes includes at least a majority of all the votes of shareholders who are not controlling shareholders of the company or who do not have a personal interest in the compensation policy and participating in the vote; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

(ii)	the total of opposing votes from among the shareholders described in subsection (i) above does not exceed 2% of all the voting rights in the company.

For this purpose, under the Companies Law “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the company or in a body corporate.

In addition, pursuant to Amendment 20, terms of office and employment of office holders in a public company, and terms of employment and/or terms of office of a controlling shareholder in a public company, require the approval of the shareholders, which such approval is subject to the special majority required for approving the compensation policy (as detailed above). See “Item 6. Directors, Senior Management and Employees — Approval of Related Party Transactions under Israeli Law” for information regarding the shareholders’ approval, and any additional approvals that might be required, with respect to the approval of terms of office and employment of office holders in a public company, pursuant to the Companies Law, as set forth under Amendment 20.

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

Incubator Agreement

We entered into an incubator agreement with the OCS in January 2005 to operate a biotechnology incubator. Our wholly-owned subsidiaries, BIJ Ltd. and BIJ L.P., operate the incubator. Under the arrangement, the OCS agreed to loan funds to the incubator in connection with in-licensing the rights to the therapeutic candidates. We in-license, through the incubator, certain, but not all, of the therapeutic candidates that we eventually incorporate into our pipeline. As of December 31, 2012, we received approximately $14.4 million of funding from the OCS under the incubator agreement, which does not include $5.9 million we have received from the OCS outside of the incubator agreement, as of that date. The OCS funds have been used to initiate 23 different development projects, 18 of which have been terminated. Three of our current development projects have been or will be funded under the incubator agreement: BL-1021, BL-1040 and BL-5040. Other projects may be funded by the OCS outside of the incubator agreement.

The incubator agreement had an initial six-year term ending on December 31, 2010. At the end of 2010, the OCS agreed to renew the agreement for an additional two years, with an option to renew for another one-year period at the same terms and conditions, subject to OCS approval. In 2012, the OCS approved our exercise of the option to extend the incubator agreement for the final one-year period through December 31, 2013. When the incubator agreement or expires, we will no longer be eligible for funding from the OCS through the incubator for new projects in the incubator, but projects and the terms of any outstanding funding at the time of expiration or termination will not be affected by the termination or expiration.

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

The funding provided to us under the incubator agreement is in the form of a separate loan for each project, which is to be repaid solely out of the revenues generated by such project, with interest, until the full repayment of the loan. Revenue derived from a product developed in the incubator is subject to royalty payments at the same rates as set forth in the Research Law, as described in this annual report, and until the loans provided for that project are repaid. However, if a loan is not repaid within two years following the completion of the applicable incubator project the interest rate for that loan will be doubled for the third through fifth years after completion of the project. The loan and all accrued interest is repayable upon demand if we violate the terms of the incubator agreement, with accrued interest. We initially provided the OCS with a bank guarantee in the sum of approximately NIS 8.1 million to cover all of our undertakings made under the agreement.  Following the expiration of the initial term of the incubator agreement, that guarantee expired as well and has now been replaced by two guarantees. The first guarantee (associated with the first renewal of the incubator agreement) is in the amount of NIS 1.5 million and will expire on March 31, 2013. The second guarantee (associated with the second renewal of the incubator agreement) is in the amount of approximately NIS 1.4 million and will expire on March 31, 2014. In addition, all intellectual property held or developed by the incubator in connection with the incubator program is pledged as security for our obligations under the agreement. The intellectual property rights pledged may be realized by the State of Israel eight years after the date of approval of the relevant incubator program, or earlier in the event of a breach of the incubator agreement by us, or in the event liquidation or dissolution of our biotechnology incubator.

Early Development Program Agreement

We entered into an agreement with our shareholder, Pan Atlantic Bank and Trust Limited, or Pan Atlantic, pursuant to which Pan Atlantic committed to provide us with up to $5.0 million to be used in connection with the in-licensing and development of early development stage therapeutic candidates, our Early Development Program. At least 70% of the research projects performed under the Early Development Program must originate inside Israel. We operate our Early Development Program independently from our biotechnology incubator. Pursuant to our Early Development Program, we were entitled to request from Pan Atlantic, twice a year, up to $625,000 for an aggregate of up to $1.25 million per year, unless otherwise agreed by Pan Atlantic, for our early development research projects, provided that we match the program funds at a rate of $0.20 per every dollar invested by Pan Atlantic. Pan Atlantic fulfilled its entire $5.0 million funding commitment under the program during 2012. As part of the agreement, Pan Atlantic has the right to invest up to $5.0 million in our first public offering outside of Israel. Currently, there is a liability on our balance sheet of approximately $0.7 million, representing cumulative amounts received from Pan Atlantic in excess of the cumulative amounts spent on our Early Development Program as of December 31, 2012.

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

Share Purchase Agreement with LPC

On September 21, 2012, we entered into a purchase agreement with LPC, pursuant to which LPC agreed to purchase from us up to $15 million of our ADSs (subject to certain limitations) from time to time over a 36-month period. Also on September 21, 2012, we entered into a registration rights agreement with LPC, pursuant to which we filed a registration statement on October 2, 2012 with the SEC for 4,198,598 of our ADSs, covering the ADSs that have been issued or may be issued to LPC under the purchase agreement. The registration statement was declared effective on October 12, 1012.

In consideration for entering into the purchase agreement, we issued to 98,598 ADSs to LPC upon execution of the purchase agreement as an initial commitment fee, and we will issue additional ADSs to LPC as an additional commitment fee in connection with each purchase by LPC under the purchase agreement equal to 2.5% of the amount of ADSs issued on each applicable purchase date. We will issue these additional commitment ADSs only when, and if, we elect to sell ADSs to LPC under the purchase agreement.

We can sell up to $200,000 worth of ADSs to LPC (which amount may be increased based on the trading price of our ADSs on the applicable purchase date), so long as at least one business day has passed between (i) the date on which LPC received all of the purchased ADSs in connection with the most recent prior purchase and (ii) the date we direct LPC to make a purchase. We control the timing and amount of any sales of our ADSs to LPC. Each time we direct LPC to purchase ADSs, subject to the terms of the purchase agreement, LPC will be obligated to purchase such amounts directed by us. LPC does not have the right to require us to sell any ADSs to them under the purchase agreement and we have no obligation to sell any shares under the purchase agreement.

The purchase price of the ADSs sold to LPC under the purchase agreement will be based on the market price of our ADSs immediately preceding the time of sale as computed under the purchase agreement, without any fixed discount and as more fully described in the purchase agreement. In addition, on any business day on which we have properly directed LPC to make a regular purchase, we can also accelerate the amount of our ADSs to be purchased under certain circumstances. Accelerated purchases may be made in amounts of up to the lesser of (i) 25% of the aggregate ADSs traded on Nasdaq during normal trading hours on the accelerated purchase date and (ii) three times the number of ADSs purchased pursuant to the corresponding regular purchase.

LPC may not assign or transfer its rights and obligations under the purchase agreement. We may at any time in our sole discretion terminate the purchase agreement without fee, penalty or cost. The purchase agreement will automatically terminate on November 1, 2015.

Cumulatively, as of March 5, 2013, we have issued 1,568,811 ADSs under the LPC agreement (including the initial and additional commitment fees), raising approximately $4.7 million in gross proceeds.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 25% of their taxable income for 2012 and thereafter. Capital gains derived by an Israeli company are now generally subject to tax at the same rate as the corporate tax rate.

In May 2012, the Israeli Tax Authority, or ITA, approved our eligibility for tax benefits as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended, or Investments Law, with respect to certain of our development programs, or Eligible Projects. Subject to compliance with the applicable requirements, the portion of our undistributed income derived from our Benefited Enterprise programs will be entitled to tax exemption for a period of ten years commencing in the first year in which we generate taxable income after setting off our losses for Israeli tax purposes from prior years in the amount of approximately $100 million. The ten-year period may not extend beyond 14 years from the beginning of the Benefited Enterprise’s election year. We received Benefited Enterprise status with respect to the Eligible Projects beginning in the 2009 tax year, so depending on when the Benefited Enterprise programs begin to generate taxable income, the benefit period could continue through 2022. However, any distribution of income derived from our Benefited Enterprise programs will result in such income being subject to a rate of corporate tax no greater than 25%.

Beginning with tax year 2013, we have the option to transition to a “Preferred Enterprise” regime under the Investments Law, according to which all of our income which is eligible for benefits under the regime would be subject to flat corporate tax rates of 7% in 2013 and 2014 and 6% in 2015 and thereafter, whether or not distributed. If we were to move our operations to a different part of the country, these rates may be increased. A transition to a Preferred Enterprise regime may not be reversed.

In addition, the ITA approved our operations as an “Industrial Enterprise” under the Investments Law, meaning that we are eligible for accelerated depreciation with respect to certain tangible assets belonging to our Benefited Enterprise.

Should we not meet the requirements for maintaining these benefits, they may be reduced or cancelled and, among other things, our income deriving from the Eligible Projects would be subject to Israeli corporate tax at the standard rate, which is currently set at 25% for 2012 and onwards. If these tax benefits are reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations.

Taxation of Israeli Individual Shareholders on Receipt of Dividends. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a substantial shareholder (as defined below) at the time of distribution or at any time during the preceding 12-month period.

Taxation of Israeli Resident Corporations on Receipt of Dividends. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our ordinary shares.

However, in the case of both Israeli individual shareholders and Israeli resident corporations, under the Investments Law, dividends distributed from taxable income accrued during the period of benefit of a Benefited Enterprise and which are attributable to a Benefited Enterprise are subject to tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. A weighted average rate may be set if the dividend is distributed from mixed types of income (regular and Benefited Enterprise income). This 15% tax rate similarly applies to dividends sourced from profits attributable to a Preferred Enterprise which are paid to Israeli resident individual shareholders, while such dividends paid to Israeli resident corporations are generally tax-exempt.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25% (or 30% if such person is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at the source, unless a different rate is provided in a tax treaty between Israel and the shareholder’s country of residence. If the income out of which the dividend is being paid is sourced from profits attributable to a Benefited Enterprise under the Investments Law, the rate is generally not more than 15%.

Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of a Benefited Enterprise, subject to certain conditions. Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and the dividend is not paid from the profits of a Benefited Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our Shares, provided that such shareholders did not acquire their Shares prior to our initial public offering on the TASE and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if one or more Israeli residents (a) have a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our Shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the Shares as a capital asset is exempt from Israeli capital gains tax unless (1) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (2) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; (3) a shareholder who is an individual is present in Israel for a period or periods aggregating 183 days or more during a taxable year. In either case, the sale, exchange or disposition of Shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Taxation of U.S. Investors

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC in 2013, and it is possible that we will be a PFIC in 2013 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

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

Distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid by us in a taxable year in which we are not a PFIC are expected to be eligible for the reduced maximum tax rate. However, any dividend paid by us in a taxable year in which we are a PFIC will be subject to tax at regular ordinary income rates. As mentioned above, we have not determined whether we are currently a PFIC or not.

Sale, Exchange or Other Disposition of Ordinary Shares. Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of Shares in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Investor’s adjusted tax basis in such Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the Shares exceeds one year. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes.

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

We believe that we were a PFIC for U.S. federal income tax purposes for years prior to 2009 and in 2011. We were not a PFIC in 2009 and 2010, and we have not yet determined whether we were a PFIC in 2012 or whether will be a PFIC in 2013. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC in 2013 or in any subsequent year. Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

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

So long as an Electing U.S. Investor’s QEF election with respect to us is in effect with respect to the entire holding period for Shares, any gain or loss recognized by such Electing U.S. Investor on the sale, exchange or other disposition of such Shares generally will be long-term capital gain or loss if such Electing U.S. Investor has held such Shares for more than one year at the time of such sale, exchange or other disposition. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS, our functional and reporting currency, mainly against the dollar and the euro. Although the NIS is our functional currency, a significant portion of our expenses are denominated in both dollars and euros and our revenues have been, and can be expected in the future to be, denominated in either dollars or euros, or both. Our dollar and euro expenses consist principally of payments made to sub-contractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the NIS. If the NIS fluctuates significantly against either the dollar or the euro, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

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

Description of the ADSs

Each of our ADSs represents 10 of our ordinary shares. Our ADSs trade on the Nasdaq Capital Market.

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

Other distributions. If the Depositary or the custodian receives a distribution of anything other than cash or shares, the Depositary will distribute the property or securities to the ADS holder, in proportion to such holder’s holdings upon payment of its fees. If the Depositary determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with us, it may distribute the property or securities by any means it thinks is equitable and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the ADS holders. The Depositary may sell a portion of any distributed property that is sufficient to pay its fees.

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

Voting of the underlying shares. Under the deposit agreement, an ADS holder is entitled, subject to any applicable provisions of Israeli law, our Articles of Association and bylaws and the deposited securities, to exercise voting rights pertaining to the shares represented by its ADSs. If we so request, the Depositary will send to ADS holders such information as is contained in the notice of meeting that the Depositary receives from us, as well as a statement that holders of as the close of business on the specified record date will be entitled to instruct the Depositary as to the exercise of voting rights and a statement as to the manner in which the such instructions may be given.

Changes affecting deposited securities. If there is any change in nominal value or any split-up, consolidation, cancellation or other reclassification of deposited securities, or any recapitalization, reorganization, business combination or consolidation or sale of assets involving us, then any securities that the Depositary receives in respect of deposited securities will become new deposited securities. Each ADS will automatically represent its share of the new deposited securities, unless the Depositary delivers new ADSs as described in the following sentence. The Depositary may distribute new ADSs or ask ADS holders to surrender their outstanding ADRs in exchange for new ADRs describing the new deposited securities.

Amendment of the deposit agreement. The Depositary and we may agree to amend the form of the ADSs and the deposit agreement at any time, without the consent of the ADS holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of ADS holders, it will not take effect as to outstanding ADSs until 30 days after the Depositary has sent the ADS holders a notice of the amendment. At the expiration of that 30-day period, each ADS holder will be considered by continuing to hold its ADSs to agree to the amendment and to be bound by the deposit agreement as so amended. The Depositary and we may not amend the deposit agreement or the form of ADRs to impair the ADS holder’s right to surrender its ADSs and receive the ordinary shares and any other property represented by the ADRs, except to comply with mandatory provisions of applicable law.

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

Charges of Depositary

We will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between us and the Depositary from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the deposit agreement):

•	taxes and other governmental charges;

•	any applicable transfer or registration fees;

•	certain cable, telex and facsimile transmission charges as provided in the Deposit Agreement;

•	any expenses incurred in the conversion of foreign currency;

•	a fee of $5.00 or less per 100 ADSs (or a portion thereof) for the execution and delivery of ADRs and the surrender of ADRs;

•	a fee of $.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement;

•	a fee for the distribution of securities pursuant to the Deposit Agreement;

•	in addition to any fee charged for a cash distribution, a fee of $.05 or less per ADS (or portion thereof) per annum for depositary services;

•	a fee for the distribution of proceeds of rights that the Depositary sells pursuant to the Deposit Agreement; and

•	any other charges payable by the Depositary, any of the Depositary’s agents, or the agents of the Depositary’s agents in connection with the servicing of Shares or other Deposited Securities.

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

ITEM 13. DEFAULTS, DIVIDENDS AND DELINQUENCIES

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

(b)           Management’s Annual Report on Internal Control over Financial Reporting

    Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

    Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

(c)           Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)           Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Our board of directors has determined that Nurit Benjamini is the audit committee financial expert. Ms. Benjamini is one of our independent directors for the purposes of the Nasdaq rules.

ITEM 16B. CODE OF ETHICS

In July 2011, our Board of Directors adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all our employees, including without limitation our chief executive officer, chief financial officer and controller. Our Code may be viewed on our website at www.biolinerx.com. A copy of our Code may be obtained, without charge, upon a written request addressed to our investor relations department, P.O. Box 45158, 19 Hartum Street, Jerusalem 9777518, Israel (Telephone no. +972-2-548-9100) (e-mail: info@BioLineRx.com).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2011	2012
Services Rendered	(in NIS 000’s)
Audit (1)	407	394
Audit related services (2)	16	40
Tax (3)	249	154
Total	672	588

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

•
Compensation Committee and Compensation of Officers. Our Compensation Committee complies with the requirements of the Companies Law and Amendment 20, and is composed of two external directors, which are all of our external directors, and one additional director, who is not the chairman of our Board of Directors or otherwise employed by the Company. Additionally, we comply with the requirements set forth under the Companies Law and Amendment 20, pursuant to which transactions with office holders regarding their terms of office and employment, and transaction with a controlling shareholder in a company regarding his or her employment and/or his or her terms of office with the company, may require the approval of the compensation committee, the board of directors and under certain circumstances the shareholders. See “Item 6. Directors, Senior Management and Employees — Board Practices — Compensation Committee” for information regarding the Compensation Committee, and “Item 6. Directors, Senior Management and Employees — Approval of Related Party Transactions under Israeli Law” for information regarding the special approvals required with respect to approval of terms of office and employment of office holders, pursuant to the Companies Law, as set forth under Amendment 20.

•
Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under the Marketplace Rules of the Nasdaq Stock Market.

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

ITEM 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description

2.1(5)	Articles of Association of the Registrant, as amended May 15, 2012.

2.2(2)
Form of Deposit Agreement dated as of July 21, 2011 among BioLineRx, Ltd., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

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

4.10(1)	Amendment Agreement dated as of December 20, 2005 entered into by and between the Registrant, Bar Ilan Research and Development Company Ltd. and Ramot at Tel Aviv University Ltd.

4.11(1)	Amendment Agreement dated as of March 7, 2006, entered into by and between the Registrant, Bar Ilan Research and Development Company Ltd. and Ramot at Tel Aviv University Ltd.

4.12†(1)	Assignment Agreement dated as of July 2, 2006 entered into by and between BioLineRx Ltd., Bar Ilan Research and Development Company Ltd., and Ramot and Tel Aviv University.

4.13(1)	Incubator agreement with the Office of the Chief Scientist, January 2005.

4.14(1)	Bridge Loan Agreement with Pan Atlantic Investments Limited dated January 10, 2007.

4.15(1)	Early Development Program Agreement with Pan Atlantic Investments Limited, dated January 10, 2007.

4.16†(1)	License Agreement between Innovative Pharmaceutical Concepts, Inc. and BioLineRx Ltd. dated November 25, 2007.

4.17†(1)	Amended and Restated License and Commercialization Agreement by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P. dated August 26, 2009.

Exhibit Number	Exhibit Description

4.18(1)	BioLineRx Ltd. 2003 Share Incentive Plan.

4.19(1)	Lease Agreement between Kaps-Pharma Ltd. and BioLine Innovations Jerusalem L.P., dated July 10, 2005, and Extension to Lease Agreement, dated December 4, 2008.

4.20(1)	Amendment to Employment Agreement with Kinneret Savitsky, Ph.D., dated January 2, 2004.

4.21(1)	Employment Agreement with Leah Klapper, Ph.D., dated January 27, 2005.

4.22(1)	Rights Reacquisition Agreement entered into on May 10, 2011 between Cypress Bioscience, Inc. and BioLineRx Ltd.

4.24†(1)	Amended and Restated License Agreement entered into on June 20, 2010 between Cypress Bioscience, Inc. and BioLineRx Ltd.

4.25†(1)	Payment Date Extension Amendment by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P., dated April 21, 2010.

4.26(1)
Amendment to the Amended and Restated license and Commercialization Agreement by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P., dated April 21, 2010.

4.27(1)	Extension agreement dated January 2, 2011 to the Incubator Agreement with the Office of the Chief Scientist.

4.28(1)	Sponsored Research Agreement entered into as of June 23, 2011 by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and BioLineRx Ltd.

4.29(1)	License Agreement entered into as of June 23, 2011 by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and BioLineRx Ltd.

4.30(4)	Employment Agreement with David Malek, dated August 8, 2011

4.31(3)	Form of Warrant to purchase American Depositary Shares

4.32(7)	Form of Warrant to purchase American Depositary Shares

4.33†(8)	License Agreement entered into as of September 2, 2012 by and among BioLineRx Ltd. and Biokine Therapeutics Ltd.

8.1(1)	List of subsidiaries of the Registrant.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(3)	Form of Purchase Agreement between BioLineRx Ltd. and the Purchasers named therein, dated February 15, 2012

15.2(6)	Purchase Agreement between BioLineRx Ltd. and Lincoln Park, LLC, dated September 21, 2012

15.3(6)	Registration Rights Agreement between BioLineRx Ltd. and Lincoln Park, LLC, dated September 21, 2012

15.4(7)	Subscription Agreement between BioLineRx Ltd. And OrbiMed Israel Partners Limited Partnership, dated February 6, 2013

15.5	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(1)   Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(2)	Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (No. 333-175360) filed by the Bank of New York Mellon with respect to the Registrant’s American Depositary Receipts.

(3)	Incorporated by reference to the Registrant’s Form 6-K filed on February 15, 2012.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (No. 333-179792) filed on February 29, 2012.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (No. 333-183976) filed on September 19, 2012.

(6)	Incorporated by reference to the Registrant’s Form 6-K filed on September 27, 2012.

(7)	Incorporated by reference to the Registrant’s Form 6-K filed on February 6, 2013.

(8)	Incorporated by reference to the Registrant’s Form 6-K filed on February 25, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Kinneret Savitsky
Kinneret Savitsky, Ph.D.
Chief Executive Officer

Date: March 12, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements at December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
BioLineRx Ltd.

We have audited the accompanying consolidated statements of financial position of BioLineRx Ltd. (“BioLineRx”) and its consolidated entities as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of BioLineRx’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioLineRx and its consolidated entities as of December 31, 2012 and 2011 and their results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 12, 2013	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Ltd.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

				Convenience translation into USD (Note 1b)
	Note	December 31,		December 31,
		2011	2012	2012
		NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5a	33,061	68,339	18,307
Short-term bank deposits	5b	65,782	11,459	3,070
Prepaid expenses		687	804	215
Other receivables	14a	3,825	2,254	604
Total current assets		103,355	82,856	22,196

NON-CURRENT ASSETS
Restricted deposits	12b	2,746	3,513	941
Long-term prepaid expenses	14b	204	204	54
Property and equipment, net	6	4,211	3,172	850
Intangible assets, net	7	1,144	1,063	285
Total non-current assets		8,305	7,952	2,130
Total assets		111,660	90,808	24,326

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	8	307	137	37
Accounts payable and accruals:
Trade	14c(1)	11,275	12,283	3,290
OCS		6,233	6,148	1,647
Other	14c(2)	7,894	5,443	1,458
Total current liabilities		25,709	24,011	6,432

NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	8	110	-	-
Retirement benefit obligations		83	143	38
Warrants	9c(2)	-	10,725	2,873
Total non-current liabilities		193	10,868	2,911
COMMITMENTS AND CONTINGENT LIABILITIES	12
Total liabilities		25,902	34,879	9,343

EQUITY	9
Ordinary shares		1,236	1,837	491
Share premium		421,274	464,629	124,468
Capital reserve		31,317	33,802	9,055
Accumulated deficit		(368,069)	(444,339)	(119,031)
Total equity		85,758	55,929	14,983
Total liabilities and equity		111,660	90,808	24,326

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Note	Year ended December 31,			Convenience translation into USD (Note 1b)
		2010	2011	2012	2012
		NIS in thousands			In thousands

REVENUES	16	113,160	-	-	-
COST OF REVENUES	14d	(25,571)	-	-	-

GROSS PROFIT		87,589	-	-	-

RESEARCH AND DEVELOPMENT EXPENSES, NET	14e	(54,966)	(42,623)	(64,304)	(17,226)
SALES AND MARKETING EXPENSES	14f	(4,609)	(3,308)	(3,227)	(864)
GENERAL AND ADMINISTRATIVE EXPENSES	14g	(14,875)	(12,722)	(14,026)	(3,757)

OPERATING INCOME (LOSS)		13,139	(58,653)	(81,557)	(21,847)
NON-OPERATING INCOME, NET	14h	-	-	3,958	1,060
FINANCIAL INCOME	14i	3,056	12,730	8,819	2,362
FINANCIAL EXPENSES	14j	(8,755)	(4,263)	(7,490)	(2,007)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		7,440	(50,186)	(76,270)	(20,432)

		NIS			USD
EARNINGS (LOSS) PER ORDINARY SHARE - BASIC	11a	0.06	(0.41)	(0.45)	(0.12)
EARNINGS (LOSS) PER ORDINARY SHARE - DILUTED	11a	0.06	(0.41)	(0.45)	(0.12)

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Share		Capital	Accumulated
	shares	premium	Warrants	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2010	1,235	412,513	6,549	22,963	(325,323)	117,937
CHANGES IN 2010:
Employee stock options exercised	1	291	-	(266)	-	26
Employee stock options forfeited and expired	-	1,631	-	(1,631)	-	-
Share-based compensation	-	-	-	6,557	-	6,557
Comprehensive income for the year	-	-	-	-	7,440	7,440
BALANCE AT DECEMBER 31, 2010	1,236	414,435	6,549	27,623	(317,883)	131,960
CHANGES IN 2011:
Employee stock options exercised	*	177	-	(176)	-	1
Employee stock options forfeited and expired	-	113	-	(113)	-	-
Expiration of warrants	-	6,549	(6,549)	-	-	-
Share-based compensation	-	-	-	3,983	-	3,983
Comprehensive loss for the year	-	-	-		(50,186)	(50,186)
BALANCE AT DECEMBER 31, 2011	1,236	421,274	-	31,317	(368,069)	85,758
CHANGES IN 2012:
Issuance of share capital, net	601	42,700	-	-	-	43,301
Employee stock options exercised	*	272	-	(270)	-	2
Employee stock options forfeited and expired	-	383	-	(383)	-	-
Share-based compensation	-	-	-	3,138	-	3,138
Comprehensive loss for the year	-	-	-	-	(76,270)	(76,270)
BALANCE AT DECEMBER 31, 2012	1,837	464,629	-	33,802	(444,339)	55,929

* Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	Convenience translation into USD (Note 1b)
BALANCE AT DECEMBER 31, 2011	331	112,851	8,389	(98,599)	22,972
CHANGES IN 2012:
Issuance of share capital, net	160	11,441	-	-	11,601
Employee stock options exercised	*	73	(72)	-	1
Employee stock options forfeited and expired	-	103	(103)	-	-
Share-based compensation	-	-	841	-	841
Comprehensive loss for the year	-	-	-	(20,432)	(20,432)
BALANCE AT DECEMBER 31, 2012	491	124,468	9,055	(119,031)	14,983

* Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,			Convenience translation into USD (Note 1b)
	2010	2011	2012	2012
	NIS in thousands			In thousands
CASH FLOWS - OPERATING ACTIVITIES
Net income (loss)	7,440	(50,186)	(76,270)	(20,432)
Adjustments required to reflect net cash provided by (used in) operating activities (see appendix below)	33,231	7,445	1,125	301
Net cash provided by (used in) operating activities	40,671	(42,711)	(75,145)	(20,131)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(28,333)	(63,456)	(12,025)	(3,221)
Maturities of short-term deposits	-	27,308	64,801	17,359
Investments in restricted deposits	(206)	(1,000)	(775)	(208)
Maturities of restricted deposits	1,353	675	-	-
Purchase of property and equipment	(1,853)	(951)	(598)	(160)
Purchase of intangible assets	(492)	(133)	(61)	(16)
Net cash provided by (used in) investing activities	(29,531)	(37,557)	51,342	13,754

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance expenses	-	-	59,207	15,861
Proceeds of bank loan	1,020	-	-	-
Repayments of bank loan	(281)	(308)	(300)	(80)
Proceeds from exercise of employee stock options	26	1	2	1
Net cash provided by (used in) financing activities	765	(307)	58,909	15,782

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,905	(80,605)	35,106	9,405
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	105,890	111,746	33,061	8,856
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(6,049)	1,920	172	46
CASH AND CASH EQUIVALENTS - END OF YEAR	111,746	33,061	68,339	18,307

* Less than 1,000.

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,			Convenience translation into USD (Note 1b)
	2010	2011	2012	2012
	NIS in thousands			In thousands
APPENDIX

Adjustments required to reflect net cash provided by (used in) operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	1,814	1,563	1,524	409
Impairment of intangible assets	1,846	88	-	-
Retirement benefit obligations	79	53	60	16
Long-term prepaid expenses	954	(8)	-	-
Exchange differences on cash and cash equivalents	6,049	(1,920)	(172)	(46)
Warrant issuance costs	-	-	1,204	323
Gain on adjustment of warrants to fair value	-	-	(7,265)	(1,946)
Commitment fee paid by issuance of share capital	-	-	880	235
Share-based compensation	6,557	3,983	3,138	841
Interest and exchange differences on short-term deposits	296	(1,597)	1,547	414
Interest and linkage on bank loan	-	(14)	20	5
Interest and exchange differences on restricted deposits	143	(7)	8	2
	17,738	2,141	944	253

Changes in operating asset and liability items:
Decrease in trade accounts receivable and other receivables	34,798	1,847	1,454	389
Increase (decrease) in accounts payable and accruals	(19,305)	3,457	(1,273)	(341)
	15,493	5,304	181	48

	33,231	7,445	1,125	301

Supplementary information on investing and financing activities not involving cash lows:
Credit received in connection with purchase of property and equipment	104	265	10	3
Credit received in connection with purchase of intangible assets	100	-	-	-

Supplementary information on interest received in cash	1,013	1,825	1,720	461

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a.	General

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

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2012 have been translated into dollars at the representative rate of exchange on December 31, 2012 ($1 = NIS 3.733). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.	Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2012 were approved by the Board of Directors on March 12, 2013, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s consolidated financial statements as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise.

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

The assets’ residual values, methods of depreciation and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

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

Computer software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over the estimated useful lives of the software (3-5 years).

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

f.	Impairment of non-financial assets

Impairment testing of intellectual property is required when the Company decides to terminate or suspend the development of a project based on such intellectual property. The Company performs impairment reviews on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. Property and equipment, as well as computer software, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized equal to the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the asset’s value in use to the Company.

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

Receipts in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price is not deemed to be fixed, the warrants are classified as a non-current financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense on the statement of comprehensive loss. Issuance costs allocable to warrants are also recorded as non-operating expense on the statement of comprehensive loss.

m.	Share capital

BioLineRx’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction from the issuance proceeds.

n.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2012, the Company has not yet capitalized research and development expenses.

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

The amounts recorded as an employee benefit expense in respect of defined contribution plans for the years 2010, 2011 and 2012 were NIS 1,982,000, NIS 1,988,000 and NIS 1,997,000, respectively.

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

The Company operates an equity-settled, share-based compensation plan, under which it receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions (for example, the Company’s share price); and

•
excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and the employee remaining with the entity over a specified time period).

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

The diluted earnings (loss) per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants and options granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2011 and 2012, as their effect would not have been dilutive.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

u.	Changes in accounting policy and disclosures

New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2012, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the Company’s consolidated financial statements, except the following set out below, for which the impact has not been fully assessed.

Amendment to IAS 1, “Financial Statement Presentation” – this amendment, regarding other comprehensive income, is effective for annual financial statement periods commencing on or after July 1, 2012. The main change resulting from this amendment is a requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss subsequently (reclassification adjustments).

IFRS 13, “Fair Value Measurement” – this standard, effective for financial statement periods commencing on or after January 1, 2013, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and U.S. GAAP, do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or U.S. GAAP.

Amendment to IAS 19, “Employee Benefits” – this amendment, effective for financial statement periods commencing on or after January 1, 2013, changes the methodology for calculating long-term employee benefit liabilities. The impact on the Company will be to immediately recognize all past service costs, and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are to be charged to equity.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

u.	Changes in accounting policy and disclosures (cont.)

IFRS 9, “Financial instruments” – this standard, effective for financial statement periods commencing on or after January 1, 2015, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company has not yet assessed the full impact of IFRS 9. The Company will also consider the impact of the remaining phases of IFRS 9 when completed.

IFRS 10, “Consolidated Financial Statements” – this standard, effective for financial statement periods commencing on or after January 1, 2013, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company has not yet assessed the full impact of IFRS 10.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

NOTE 3 – FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2012 is immaterial (see Note 3b). The activities of the Company expose it to market risk, particularly as a result of currency risk.

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

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2012
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	NIS in thousands
Dollar-linked balances:
Cash and cash equivalents	5,025	2,512	50,247	(2,512)	(5,025)
Short-term bank deposits	1,146	573	11,459	(573)	(1,146)
Restricted deposits*	61	31	613	(31)	(61)
Trade payables	(878)	(439)	(8,780)	439	878
Total dollar-linked balances	5,354	2,677	53,539	(2,677)	(5,354)
Euro-linked trade payables	(41)	(20)	(409)	20	41
Total	5,313	2,657	53,130	(2,657)	(5,313)

*	See also Note 12b(1).

The Company also maintains cash and cash equivalent balances that are linked to other currencies in amounts that are not material.

The Company believes that the likelihood of a fluctuation in exchange rates of up to 10% in the 12-month period following the balance sheet date is reasonable.

	December 31, 2011
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	NIS in thousands
Dollar-linked balances:
Cash and cash equivalents	1,218	609	12,176	(609)	(1,218)
Short-term bank deposits	6,578	3,289	65,782	(3,289)	(6,578)
Restricted deposits*	62	31	621	(31)	(62)
Trade payables	(814)	(407)	(8,142)	407	814
Total dollar-linked balances	7,044	3,522	70,437	(3,522)	(7,044)
Euro-linked trade payables	(23)	(12)	(233)	12	23
Total	7,021	3,510	70,204	(3,510)	(7,021)

*	See also Note 12b(1).

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is data regarding exchange rates and the Israeli CPI:

	Exchange rate of $1	Exchange rate of € 1	Israeli CPI*
	NIS	NIS	Points
As of December 31:
2011	3.821	4.938	128.56
2012	3.733	4.921	130.66

Percentage increase (decrease) in:
2011	7.7%	4.2%	2.2%
2012	(2.3)%	(0.3)%	1.6%

*	Based on the CPI index for the month ending on each balance sheet date, on the basis that the average for year 2000 = 100.

Set forth below is information on the linkage of monetary items:

	December 31, 2011			December 31, 2012
	Dollar	Other currencies	NIS	Dollar	Other currencies	NIS
	NIS in thousands
Assets:
Current assets:
Cash and cash equivalents	12,176	5	20,880	50,247	11	18,081
Short term bank deposits	65,782	-	-	11,459	-	-
Other receivables	-	-	3,825	-	-	2,254
Non-current assets:
Restricted deposits	621	-	*2,125	613	-	*2,900
Total assets	78,579	5	26,830	62,319	11	23,235

Liabilities:
Current liabilities:
Current maturities of bank loan		-	*307	-	-	*137
Accounts payable and accruals:
Trade	8,142	293	2,840	8,780	573	2,930
OCS	-	-	6,233	-	-	6,148
Other	-	-	3,252	-	-	2,889
Total liabilities	8,142	293	12,632	8,780	573	12,104
Net asset value	70,437	(288)	14,198	53,539	(562)	11,131

*	Linked to the CPI

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2012, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items and restricted deposits), as well as a liability on account of warrants.

With regard to non-derivative assets and liabilities, in view of their nature, the fair value of the financial instruments included in working capital is generally close or identical to their carrying amount. The fair value of the restricted cash in long-term deposits also approximates the carrying amount, as these financial instruments bear interest at a rate approximating the prevailing interest rate.

With regard to warrants, see Note 9c(2).

3)	Exposure to market risk and the management thereof

In the opinion of Company management, the market risk to which the Company is exposed is primarily related to currency risk exposure, as mentioned above. Additionally, Company management does not consider the interest rate risk mentioned in paragraph 4 below to be material.

4)	Interest rate risk

Company management does not consider interest rate risk to be material, as the Company holds deposits and short-term government bonds whose fair value and/or cash flows are not materially affected by changes in interest rates.

b.	Credit risk

Credit risk is managed at the Company level. These risks relate to cash and cash equivalents, bank deposits and other receivables.

The Company’s cash and cash equivalents at December 31, 2011 and 2012 were mainly deposited with major Israeli banks. In the Company’s opinion, the credit risk in respect of these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2011	2012
	NIS in thousands
Assets:
Cash and cash equivalents	33,061	68,339
Short-term bank deposits	65,782	11,459
Other receivables	3,825	2,254
Restricted deposits	2,746	3,513
Total	105,414	85,565

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk (cont.)

As mentioned in Note 1, although the Company has succeeded in out-licensing two of its products, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources, including the proceeds from the direct placement completed in February 2013 (see Note 17), will be sufficient to fund its projected cash requirements through the end of 2014. Accordingly, in the event that the Company does not continue to generate cash from its operating activities, the Company will need to raise additional capital in the future. Inability to raise additional capital would have a material adverse effect on the financial condition of the Company.

d.	Financial instruments

As of December 31, 2011 and 2012, the Company’s financial instruments consisted of loans and receivables, and a liability on account of warrants.

e.	Fair value estimations

In February 2012, BioLineRx completed a private placement in which it issued ADSs and warrant to purchase additional ADSs – see Note 9c(2). The fair value of the warrants, which are not traded on an active market, is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

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

Described below are the critical accounting estimates used in the preparation of the financial statements, the formulation of which required Company management to make assumptions as to circumstances and events that involve significant uncertainty. In using its judgment to determine the accounting estimates, the Company takes into consideration, as appropriate, the relevant facts, past experience, the effect of external factors and reasonable assumptions under the circumstances.

a.	Development expenses

Development expenses are capitalized in accordance with the accounting policy described in Note 2q. The capitalization of costs is based on management’s judgment of technological and economic feasibility, which is usually achieved when a development project reaches a predefined milestone, or when the Company enters into a transaction to sell the know-how that resulted from the development process. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets, and the anticipated period of future benefits. Company management has concluded that, as of December 31, 2012, the foregoing conditions have not been met and therefore development expenses have not been capitalized for any project.

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

See Notes 12a(1) and 12a(2) with regard to the potential amount repayable to the OCS as of December 31, 2012.

c.	Revenue recognition

In accordance with the accounting treatment prescribed in Note 2p, Company management is required to evaluate whether it is probable that the economic benefits related to the out-licensing agreement with Ikaria will flow to the Company and whether it is possible to reliably measure the amount of the revenues relating to the transaction.

As of December 31, 2012, receipt of additional economic benefits associated with such transactions was not considered probable. Accordingly, no revenues with respect to additional milestone payments were recorded in the 2012 financial statements.

NOTE 5 – CASH, CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

a.	Cash and cash equivalents

	December 31,
	2011	2012
	NIS in thousands

Cash on hand and in bank	993	2,208
Short-term bank deposits	32,068	66,131
	33,061	68,339

The short-term bank deposits included in cash and cash equivalents bear interest at annual rates of between 0.60% and 2.65%. The carrying amount of cash and cash equivalents approximates their fair value, since they bear interest at rates similar to prevailing market interest rates.

b.	Short-term bank deposit

The short-term bank deposit is linked to the dollar and bears interest at an annual rate of 0.76%.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2009	2010
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2010
Office furniture and equipment	696	28	-	724	169	42	-	211	527	513
Computers and communications equipment	1,549	372	(772)	1,149	1,251	234	(772)	713	298	436
Laboratory equipment, net*	3,136	1,510	-	4,646	1,300	611	-	1,911	1,836	2,735
Leasehold improvements	4,147	47	-	4,194	2,633	736	-	3,369	1,514	825
	9,528	1,957	(772)	10,713	5,353	1,623	(772)	6,204	4,175	4,509
*Item is net of OCS grants received - see 12a(1)d	2,250	-	-	2,250	1,150	338	-	1,488	1,100	762

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2010	2011
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2011
Office furniture and equipment	724	155	-	879	211	43	-	254	513	625
Computers and communications equipment	1,149	420	-	1,569	713	248	-	961	436	608
Laboratory equipment, net*	4,646	465	-	5,111	1,911	737	-	2,648	2,735	2,463
Leasehold improvements	4,194	72	-	4,266	3,369	382	-	3,751	825	515
	10,713	1,112	-	11,825	6,204	1,410	-	7,614	4,509	4,211
*Item is net of OCS grants received – see 12a(1)d	2,250	-	-	2,250	1,488	338	-	1,826	762	424

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – PROPERTY AND EQUIPMENT (cont.)

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2011	2012
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2012
Office furniture and equipment	879	27	-	906	254	52	-	306	625	600
Computers and communications equipment	1,569	111	-	1,680	961	310	-	1,271	608	409
Laboratory equipment, net*	5,111	198	-	5,309	2,648	689	-	3,337	2,463	1,972
Leasehold improvements	4,266	7	-	4,273	3,751	331	-	4,082	515	191
	11,825	343	-	12,168	7,614	1,382	-	8,996	4,211	3,172
*Item is net of OCS grants received – see 12a(1)d	2,250	-	-	2,250	1,826	311	-	2,137	424	113

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – INTANGIBLE ASSETS

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2009	2010
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2010
Intellectual property	3,577	-	(1,846)	1,731	751	-	-	751	2,826	980
Computer software	760	347	-	1,107	544	191	-	735	216	372
	4,337	347	(1,846)	2,838	1,295	191	-	1,486	3,042	1,352

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2010	2011
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2011
Intellectual property	1,731	-	(88)	1,643	751	-	-	751	980	892
Computer software	1,107	33	-	1,140	735	153	-	888	372	252
	2,838	33	(88)	2,783	1,486	153	-	1,639	1,352	1,144

	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2011	2012
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2012
Intellectual property	1,643	-	-	1,643	751	-	-	751	892	892
Computer software	1,140	61	-	1,201	888	142	-	1,030	252	171
	2,783	61	-	2,844	1,639	142	-	1,781	1,144	1,063

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

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 – LONG-TERM BANK LOAN

	December 31,
	2011	2012
	NIS in thousands

Loan balance	417	137
Less current maturities	(307)	(137)
	110	-

The loan is denominated in NIS, linked to the CPI and bears interest at an annual rate of 2.4%. The book value of the loan approximates its fair value.

The loan is repayable in 36 monthly installments and is collateralized by a lien on the related equipment with a net book value of NIS 580,000.

NOTE 9 – EQUITY

a.	Share capital

As of December 31, 2012 and 2011, share capital is composed of ordinary shares, as follows:

	Number of Ordinary Shares
	December 31,
	2011	2012

Authorized share capital	250,000,000	750,000,000

Issued share capital	123,603,141	183,713,197

Paid-up share capital	123,603,141	183,713,197

	In NIS
	December 31,
	2011	2012

Authorized share capital	2,500,000	7,500,000

Issued share capital	1,236,031	1,837,132

Paid-up share capital	1,236,031	1,837,132

In May 2012, BioLineRx’s shareholders approved an increase in its registered share capital, from 250,000,000 ordinary shares of NIS 0.01 nominal value each to 750,000,000 ordinary shares of NIS 0.01 nominal value each.

As of December 31, 2012, the market price on NASDAQ of BioLineRx’s ADSs was $2.53, and the market price on the Tel Aviv Stock Exchange of BioLineRx’s ordinary shares was NIS 0.941. Each ADS represents 10 ordinary shares.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

b.	Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2012 and 2011, all outstanding share capital consisted of ordinary shares.

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

2)
In February 2012, BioLineRx completed a private placement to healthcare-focused U.S. institutional investors, pursuant to which it issued an aggregate of 5,244,301 ADSs, at a purchase price of $2.86 per ADS, and warrants to purchase up to 2,622,157 additional ADSs, at an exercise price of $3.57 per ADS. The offering raised a total of $15,000,000, with net proceeds of approximately $14,100,000, after deducting fees and expenses.

The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current financial liability.

The amount of the private placement consideration allocated to the warrants was approximately $4,800,000, as calculated on the basis of the Black-Scholes model, which reflected their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $300,000, was recorded as non-operating expense on the statement of comprehensive income (loss). The change in fair value from the date of issuance through December 31, 2012, amounting to approximately $1,900,000, has been recorded as non-operating income on the statement of comprehensive loss.

d.	Share purchase agreement

In September 2012, BioLineRx and Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“LPC”), entered into a $15 million purchase agreement (the “Purchase Agreement”), together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $15 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the Purchase Agreement. BioLineRx has the right, in its sole discretion, over a 36-month period to sell up to $15 million of ADSs (subject to certain limitations) to LPC, depending on certain conditions as set forth in the Purchase Agreement.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

d.	Share purchase agreement (cont.)

The purchase price of the ADSs purchased by LPC under the Purchase Agreement will be based on the prevailing market prices of BioLineRx’s ADSs immediately preceding the time of sale without any fixed discount. BioLineRx will control the timing and amount of future sales, if any, of ADSs to LPC. LPC has no right to require BioLineRx to sell any ADSs to LPC, but LPC is obligated to make purchases as BioLineRx directs, subject to certain conditions.

In consideration for entering into the $15 million agreement, BioLineRx paid to LPC a commitment fee of $225,000, paid via the issuance of 98,598 ADSs, and will pay a further commitment fee of up to $375,500, pro rata, as the facility is used over time, which will be paid in ADSs valued based on the prevailing market prices of BioLineRx’s ADSs at such time. The Purchase Agreement may be terminated by BioLineRx at any time, in its sole discretion, without any cost or penalty.

In connection with the Purchase Agreement, BioLineRx paid a finder’s fee, in cash, to Oberon Securities, LLC of $150,000, and will pay an additional finder’s fee of up to $300,000, pro rata, as the facility is used over time.

The initial commitment fee to LPC and the initial finder’s fee to Oberon Securities, in the total aggregate amount of $375,000, as well as other one-time expenses associated with the initial set-up of the facility, were recorded as non-operating expense in the statement of comprehensive income (loss). Future commitment and finder’s fees payable, if and when the facility is used over time, will be recorded as issuance expenses against share premium on the statement of financial position.

From the effective date of the Purchase Agreement through December 31, 2012, BioLineRx sold a total of 646,367 ADSs to LPC for aggregate gross proceeds of $1,800,000. In connection with these issuances, a total of 16,159 ADSs was issued to LPC as an additional commitment fee and a total of $36,000 was paid to Oberon Securities as an additional finder’s fee.

On a cumulative basis, from the effective date of the Purchase Agreement through the approval date of these financial statements, BioLineRx has sold a total of 1,434,354 ADSs to LPC for aggregate gross proceeds of $4,690,000. In connection with these issuances, a total of 35,859 ADSs was issued to LPC as an additional commitment fee and a total of $94,000 was paid to Oberon Securities as an additional finder’s fee.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

e.	Share-based payments

1)	Stock option plan – general

In 2003, BioLineRx adopted the 2003 Share Option Plan (the “Plan”). The Plan provides for the granting of options and ordinary shares to the Company’s employees, directors, consultants and other service providers. Options are issued at the determination of the Board of Directors in accordance with applicable law. The options are generally exercisable for a seven-year period and the grants generally vest over a four-year period - 50% after the first two years of service, and 25% for each subsequent additional year of service. As of December 31, 2012, there were 13,575,811 ordinary shares issuable upon the exercise of outstanding options under the Plan.

Ordinary shares resulting from grants under the Plan confer the same rights as all other ordinary shares of BioLineRx.

Company employees and directors are granted options under Section 102 of the Israeli Income Tax Ordinance (the “Ordinance”), primarily under the “capital gains” track. Non-employees of the Company (consultants and other service providers), as well as controlling shareholders in BioLineRx (as this term is defined in Section 32(9) of the Ordinance), are granted options under Section 3(i) of the Ordinance.

In November 2011, the Board of Directors approved the re-pricing of approximately 3,700,000 outstanding “underwater” employee stock options (out of a total of approximately 6,200,000 stock options outstanding at that time). The weighted average remaining vesting period of the options subject to re-pricing was 1.1 years, with a weighted average exercise price of NIS 4.07 per share. Terms of the re-pricing were as follows: (i) the exercise price of the options was reduced to NIS 1.80 per share and (ii) one additional year of vesting was added to the remaining vesting period of the options. The re-pricing was not applicable to options already vested, and it did not apply to options held by directors or consultants. The total compensation cost associated with the re-pricing was approximately NIS 900,000, and is being recorded as an expense over the new vesting period of the re-priced options.

In May 2012, the Company’s Board of Directors approved an increase from 14 million to 30 million to the total pool of authorized but unissued ordinary shares reserved for purposes of the Plan and any other present or future share incentive plans of the Company, subject to adjustments as provided in Section 14 of the Plan. As of December 31, 2012, there were 8,921,178 remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants.

In November 2012, the Board of Directors approved a two-year extension to the exercise period for 3,867,910 previously issued and outstanding employee stock options. This extension brought the total exercise period of such options in line with the seven-year exercise period generally used for most employee stock options that were previously granted. The total compensation cost associated with this extension was approximately NIS 680,000, and is being recorded as an expense over the vesting period of the options.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee stock options (cont.)

The following table contains additional information concerning options granted to employees and directors under the existing stock-option plans.

	Year ended December 31,
	2010	2011		2012
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	2,053,551	2.44	6,461,975	3.56	5,557,720	1.87
Granted	4,905,400	4.11	462,200	1.33	8,122,000	1.07
Forfeited and expired	(443,873)	4.89	(1,336,974)	3.75	(687,895)	2.83
Exercised	(53,103)	0.46	(29,481)	0.04	(55,806)	0.04
Outstanding at end of year	6,461,975	3.56	5,557,720	1.87	12,936,019	1.32
Exercisable at end of year	1,120,270	1.69	1,362,970	1.96	1,526,437	2.04

The total consideration received from the exercise of stock options during 2010, 2011 and 2012 was NIS 26,000, NIS 1,000 and NIS 2,000, respectively.

The weighted average prices of BioLineRx’s shares on the dates of exercise were NIS 3.53, NIS 1.97 and NIS 1.21 for 2010, 2011 and 2012, respectively.

See Note 9e(1) regarding the option re-pricing carried out in November 2011.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the options outstanding at the end of each of the years indicated.

As of December 31,	Number of options outstanding	Range of exercise prices (in NIS)	Weighted average remaining contractual life (in years)

2010	6,461,975	0.04 - 5.04	4.69
2011	5,557,720	0.04 - 5.04	3.85
2012	12,936,019	0.04 - 5.04	5.90

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee stock options (cont.)

The fair value of all options granted to employees through December 31, 2012 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2010	2011	2012
Expected dividend yield	0%	0%	0%
Expected volatility	66%	62%	68%
Risk-free interest rate	4%	3%	3%
Expected life of options (in years)	5	5	7

3)	Stock options to consultants

From inception through December 31, 2006, the Company issued to consultants options for the purchase of 210,990 ordinary shares at an average exercise price of NIS 0.04 per share. In 2007, the Company issued options to consultants for the purchase of 144,242 ordinary shares at an average exercise price of NIS 2.13 per share. The options vest over four years and may be exercised for a period of ten years.

In 2010, the Company issued options to consultants for the purchase of 300,000 ordinary shares at an average exercise price of NIS 4.03 per share. The options vest over four years and may be exercised for a period of five years.

In 2012, the Company issued options to consultants for the purchase of 110,000 ordinary shares at an average exercise price of NIS 1.115 per share. The options vest over four years and may be exercised for a period of seven years.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in 2010, 2011 and 2012 amounted to NIS 1,054,000, NIS 1,005,000 and NIS 906,000, respectively.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – TAXES ON INCOME

a.	Corporate taxation in Israel

The income of BioLineRx and BIJ Ltd. is taxed at standard Israeli corporate tax rates. In July 2009, the Israeli Knesset passed a law, which provided for a gradual reduction in corporate tax rates as follows: 2009 - 26%, 2010 - 25%, 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter -18%. These tax rate reductions were cancelled pursuant to a new law passed in December 2011, and the corporate tax rate applicable to 2012 and thereafter is 25%.

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

b.	Approved enterprise benefits

In May 2012, the Israeli Tax Authority (“ITA”) approved BioLineRx’s eligibility for tax benefits as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended (the “Investments Law”), with respect to certain development programs (the “Eligible Projects”).

Subject to compliance with the applicable requirements, the portion of undistributed income derived from Benefited Enterprise programs will be entitled to a tax exemption for a period of ten years commencing in the first year in which BioLineRx generates taxable income after setting off losses for Israeli tax purposes from prior years (see c. below). The ten-year period may not extend beyond 14 years from the beginning of the Benefited Enterprise’s election year. BioLineRx received Benefited Enterprise status with respect to Eligible Projects beginning in the 2009 tax year, so depending on when the Benefited Enterprise programs begin to generate taxable income, the benefit period could continue through 2022. However, any distribution of income derived from Benefited Enterprise programs will result in such income being subject to a rate of corporate tax of 25%.

Beginning with tax year 2013, BioLineRx has the option to transition to a “Preferred Enterprise” regime under the Investments Law, according to which all income which is eligible for benefits under the regime would be subject to flat corporate tax rates of 7% in 2013 and 2014 and 6% in 2015 and thereafter, whether or not distributed. If BioLineRx were to move its operations to a different part of Israel, these rates may be increased. A transition to a Preferred Enterprise regime may not be reversed.

In addition, the ITA approved BioLineRx’s operations as an “Industrial Enterprise” under the Investments Law, meaning that BioLineRx is eligible for accelerated depreciation with respect to certain tangible assets belonging to its Benefited Enterprise. Should BioLineRx not meet the requirements for maintaining these benefits, they may be reduced or cancelled and, among other things, income deriving from the Eligible Projects would be subject to Israeli corporate tax at the standard rate of 25%.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – TAXES ON INCOME (cont.)

c.	Tax loss carryforwards

As of December 31, 2011 and 2012, the tax loss carryforwards of BioLineRx were approximately NIS 349,000,000 and NIS 414,000,000, respectively; and the tax loss carryforwards of BIJ Ltd. were approximately NIS 1,000,000 and 1,900,000 at both dates. The tax loss carryforwards of both BioLineRx and the BIJ Ltd. have no expiration date.

The Company has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2o.

d.	Tax assessments

In accordance with Israeli tax regulations, the tax assessments filed by BioLineRx and its Israeli subsidiaries through the 2007 tax year are considered final. BioLineRx USA has not yet been assessed for tax purposes.

e.	Theoretical taxes

As described in Note 2o, the Company has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The tax on the Company’s income before taxes differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

	Year ended December 31,
	2010		2011		2012
		NIS in		NIS in		NIS in
		thousands		thousands		thousands
Income (loss) before taxes	25%	7,440	24%	(50,186)	25%	(76,270)

Theoretical tax expense (tax benefit)		1,860		(12,045)		(19,068)
Disallowed deductions (tax exempt income):
Gain on adjustment of warrants to fair value						(1,816)
Share-based compensation		1,639		967		785
Other		25		24		75
Utilization of tax losses carryforwards for which deferred taxes were not created		(3,652)		-		-
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		128		11,054		20,024
Taxes on income for the reported year		-		-		-

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – TAXES ON INCOME (cont.)

f.	Value-added tax (VAT)

BioLineRx is jointly registered for VAT purposes together with its Israeli subsidiaries.

NOTE 11 – EARNINGS (LOSS) PER SHARE

a.	The following table contains the data used in the computation of the basic earnings (loss) per share:

	Year ended December 31,
	2010	2011	2012
	NIS in thousands
Income (loss) attributed to ordinary shares	7,440	(50,186)	(76,270)
Number of shares used in basic calculation (in thousands)	123,512	123,587	169,405
Adjustment for incremental dilutive shares from the theoretical exercise of options and warrants	1,035	-	-
Number of shares used in diluted calculation (in thousands)	124,547	-	-

	NIS
Basic earnings (loss) per ordinary share	0.06	(0.41)	(0.45)
Diluted earnings (loss) per ordinary share	0.06	(0.41)	(0.45)

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments

1)	Agreement with the State of Israel for operation of a biotechnology incubator

As part of the Incubator agreement between BIJ LP and the State of Israel, represented by the OCS (see principal provisions below), the State of Israel has agreed to grant loans to BIJ LP to partially finance projects approved by the OCS.

The loans bear interest in accordance with the Interest and Linkage Law, 1961 (as of December 31, 2011 and 2012 – 2.10% and 1.00%, respectively), and are repayable at the discretion of BIJ LP (but subject to the conditions described below concerning the sale of project assets or the realization of income from the project), as follows:

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

In 2010, 2011 and 2012, the Company received NIS 1,916,000, NIS 3,021,000 and NIS 2,661,000, respectively, from the OCS, of which NIS 842,000, NIS 257,000 and NIS 374,000, respectively, were related to discontinued projects. The Company has agreed with the OCS on a procedure for the discontinuation of projects by the Incubator and the action that should be taken to forgive loans received in respect of such discontinued projects.

The biotechnological incubator program is an initiative of the OCS that is designed to strengthen and promote the Israeli biotechnology industry, as well as biotechnology projects. This program was launched in 2001, following publication of Directive No. 8.4 of the Director-General of Israel’s Ministry of Industry, Trade and Labor (“Directive 8.4”). This directive implements the recommendations of the “Monitor” report, which reviewed ways to promote the Israeli biotechnology industry and recommended the establishment of for-profit incubators to support commercially viable projects by providing physical, organizational, professional, marketing and business infrastructure to promote research and development by early-stage biotechnology enterprises.

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

The incubator agreement originally had a six-year period expiring on December 31, 2010. However, in accordance with an approval certificate that was received from the OCS, the incubator agreement was extended for two additional periods, through December 31, 2013.

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

(e)	The alternative incubator operating tracks

Directive 8.4 offers two alternative tracks for the operation of an incubator. Under the first track, each project is incorporated as a separate and independent company in which the incubator receives shares (the separate companies will allocate at least 30% of their share capital to the holder of the license/knowhow, up to 5% of the share capital for incubator services, and the remaining shares will be allotted to the incubator and other investors in proportion to their investments in the independent company, including the incubator’s investments derived from State loans).

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

1)	Agreement with the State of Israel for the operation of a biotechnology incubator (cont.)

(e)	The alternative incubator operating tracks (cont.)

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

In accordance with the terms of the financial participation, the Government is entitled to royalties on the sale or license of any product whose development was supported with Government participation. These royalties are generally 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the $) received by the Company plus annual interest at the LIBOR rate. Under certain circumstances, the royalty rate is calculated according to a formula based on the ratio of the participation by the OCS in the project to the total project costs incurred by the Company. As of December 31, 2012, the contingent liability for potential royalties payable by the Company for grants received amounts to approximately NIS 2,000,000.

The Company’s aggregate contingent liability to the OCS, both in respect of loans received in the framework of the biotechnology incubator (see paragraph (1) above), as well as the grants described herein, amounted to NIS 14,300,000 as of December 31, 2012.

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

The licenses that have been granted to the Company are broad and comprehensive, and generally include various provisions and usage rights, as follows: (i) territorial scope of the license (global); (ii) term of the license (unrestricted but not shorter than the life of the patent); and (iii) development of the therapeutic compound (allowing the Company to perform all development activities on its own, or by outsourcing under Company supervision, as well as out-licensing development under the license to other companies, subject to the provisions of the licensing agreements).

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

The consideration paid pursuant to the licensing agreements generally includes several components that may be payable over the license period and that relate, inter alia, to the progress made in research and development activities, as well as commercial success, as follows: (a) one-time payment of up to $200,000 and/or periodic payments of up to $30,000 per year; (b) royalties on amounts the Company receives from an out-licensing transaction that generally range from 20% to 29.5% of net consideration, although in specific instances the royalty rate has been higher or lower than this range; (c) payments through the early stages of development ( i.e. through the end of phase 2) of up to $150,000; (d) payments of up to $2,000,000 upon the achievement of milestones necessary for advancing to phase 3; (e) payments of up to $5,000,000 from the end of a successful phase 3 trial through approval of the therapeutic compound; and f) royalties on sales of the final product resulting from development under the license or including any component thereof, ranging between 3%-5% of the Company’s net sales of the product, although in specific instances the royalty rate has been higher or lower than this range.

The license agreements may be cancelled by the licensor only in specific circumstances, generally upon the occurrence of one of the following events: (a) the Company’s failure to meet certain milestones stipulated in the applicable license agreement and appended timetables; (b) default, insolvency, receivership, liquidation, etc. of the Company that is not imposed and/or lifted within the timeframe stipulated in the license agreement; and (c) fundamental breach of the license agreement that is not corrected within the stipulated timeframe. The Company may generally cancel a license agreement with prior notice of 30 to 90 days, due to unsuccessful development or any other cause.

The Company has undertaken to indemnify certain licensors, their employees, officers, representatives or anyone acting on their behalf for any damage and/or expense that they may incur in connection with the Company’s use of a license granted to it, all in accordance with the terms stipulated in the applicable license agreements.

Some of the license agreements are accompanied by consulting, support and cooperation agreements, pursuant to which the Company is committed to pay the various licensers a fixed monthly amount over the period stipulated in the agreement for their assistance in the continued research and development under the license.

4)	Lease agreements

a)
The Company has entered into an operating lease agreement in connection with the lease of its premises. The agreement will expire on December 15, 2014. The Company has an option to extend the lease agreement for one additional two-year period. The annual lease fees are linked to the dollar and amount to approximately NIS 920,000. As to bank deposits pledged to secure the Company’s liability under the lease agreement, see Note 12b(1).

b)
The Company has entered into operating lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are approximately NIS 1,330,000. To secure the terms of the lease agreements, the Company has made certain prepayments to the leasing companies, representing approximately two months of lease payments. These amounts have been recorded as prepaid expenses. See also Note 14b.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

5)	Early Development Program (“EDP”) agreement

On the signature date of an investment agreement with Pan Atlantic Bank and Trust Limited (“Pan Atlantic”) in 2007, BioLineRx also entered into an agreement with Pan Atlantic for the funding of an early development program (the “EDP Agreement”). According to the EDP Agreement, Pan Atlantic undertook to provide grants for the promotion of drug-development projects in the preliminary stages of research in an aggregate amount of up to $5,000,000, in semi-annual “calls” of up to $625,000 each. In parallel, for every dollar of EDP project funding provided by Pan Atlantic, BioLineRx committed to provide twenty cents of funding (i.e., a funding ratio of 5:1). Pan Atlantic’s undertakings under the EDP agreement are not subject to Pan Atlantic being a lender to, or a shareholder of, BioLineRx. During 2012, Pan Atlantic fulfilled its entire $5,000,000 funding commitment under the EDP agreement.

In consideration for the EDP funding commitment, BioLineRx granted to Pan Atlantic the right to participate in a future public offering of BioLineRx outside of Israel, at the public offering price, in an amount of up to $5,000,000.

During 2010, 2011 and 2012, Pan Atlantic provided funding of NIS 3,877,000, NIS 4,455,000 and NIS 1,867,000, respectively, under the EDP Agreement. The amounts recognized as a reduction of research and development expenses in 2010, 2011 and 2012 were NIS 2,997,000, NIS 3,589,000 and NIS 3,955,000, respectively.

b.	Contingent liabilities

Guarantees and liens:

1)
As part of the Company’s obligations under the Incubator agreement and to secure its liabilities to the OCS, the Company originally provided a NIS 8,100,000 bank guarantee (linked to the CPI) in favor of Israel’s Ministry of Finance.

The guarantee is valid through March 2014. According to the Incubator agreement, after the two year anniversary of the initial date of the Incubator agreement, the amount of the guarantee has been reduced every year by half of the amount of the Incubator’s reported approved expenses. As of December 31, 2012, the balance of the guarantee amounted to approximately NIS 2,900,000.

To secure the above guarantee, the Company has pledged to a bank a short-term deposit in the amount of NIS 2,900,000, which is presented under non-current assets.

2)
To secure the Company’s liability to the lessor of its premises, the Company has pledged several dollar-denominated bank deposits in the aggregate amount of $164,000 (NIS 613,000), which are presented under non-current assets.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Transactions with related parties

Expenses (income):

	Year ended December 31,
	2010	2011	2012
	NIS in thousands
Participation in EDP project funding*	(2,997)	(3,589)	(3,713)

Benefits to related parties:
Compensation and benefits to senior management, including benefit component of option grants	8,208	5,463	5,354
Number of individuals to which this benefit related	5	5	5
Compensation and benefits to directors, including benefit component of option grants	858	591	549
Number of individuals to which this benefit related	3	4	5

*	This amount relates to a grant received from Pan Atlantic, in accordance with the EDP Agreement as detailed in Note 12a(5).

Key management compensation

Key management includes directors (executive and non-executive), executive officers and the internal auditor. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2010	2011	2012
	NIS in thousands
Salaries and other short-term employee benefits	5,609	4,409	4,448
Post-employment benefits	343	357	441
Other long-term benefits	42	45	57
Share-based compensation	3,072	1,243	957
	9,066	6,054	5,903

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2011	2012
	NIS in thousands
Withholding tax	416	398
Institutions	1,123	1,553
Grants receivable from the OCS	2,286	-
Other	-	303
	3,825	2,254

b.	Long-term prepaid expenses

The prepaid expenses relate to operating lease agreements in respect of the vehicles leased by the Company.

c.	Accounts payable and accruals

	December 31,
	2011	2012
	NIS in thousands
1) Trade:
Accounts payable:
In Israel	2,574	2,922
Overseas	8,435	9,353
Checks payable	266	8
	11,275	12,283
2) Other:
Payroll and related expenses	539	815
Accrual for vacation and recreationpay	1,049	965
Accrued expenses	1,655	980
Grants on account of EDP project development financing not yet recognized in income	4,642	2,554
Other	9	129
	7,894	5,443

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

d.	Cost of revenues

	Year ended December 31,
	2010	2011	2012
	NIS in thousands
Payments to licensors*	25,571	-	-

* See Note 16.

e.	Research and development expenses – net

	Year ended December 31,
	2010	2011	2012
	NIS in thousands
Payroll and related expenses, including vehicles	18,566	16,052	14,283
Depreciation and amortization	1,705	1,468	1,433
Impairment of intellectual property	1,846	88	-
Patent-related expenses	1,770	4,243	5,363
Research and development services	16,265	23,651	43,940
Professional fees	1,999	1,942	1,981
Materials	301	141	148
Overseas travel	215	167	115
Office supplies and telephone	2,682	3,055	3,457
Payments to OCS (see Note 16)	17,438	-	-
Other	360	891	338
	63,147	51,698	71,058
Less – OCS participation in research and development costs - see also Notes 12a(1) and (2)	(5,184)	(5,486)	(2,799)
Less – participation in research and development costs by a related party - see Note 13	(2,997)	(3,589)	(3,955)
	54,966	42,623	64,304

f.	Sales and marketing expenses

	Year ended December 31,
	2010	2011	2012
	NIS in thousands
Payroll and related expenses, including vehicles	2,090	1,425	1,841
Marketing	2,258	1,428	1,044
Overseas travel	261	455	342
	4,609	3,308	3,227

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

g.	General and administrative expenses

	Year ended December 31,
	2010	2011	2012
	NIS in thousands
Payroll and related expenses, including vehicles	6,205	6,380	6,664
Professional fees	6,540	4,283	4,708
Office supplies and telephone	111	105	79
Office maintenance	69	72	78
Insurance	271	433	618
Depreciation	109	95	91
Other	1,570	1,354	1,788
	14,875	12,722	14,026

h.	Non-operating income, net

	Year ended December 31,
	2010	2011	2012
	NIS in thousands
Issuance costs allocated to warrants issued in private placement	-	-	(1,204)
Changes in fair value of warrants issued in private placement	-	-	7,265
Initial commitment and finder’s fees associated with LPC agreement	-	-	(2,103)
	-	-	3,958

i.	Financial income

	Year ended December 31,
	2010	2011	2012
	NIS in thousands
Income from interest and exchange differences on deposits	3,056	12,730	8,819
	3,056	12,730	8,819

j.	Financial expenses

	Year ended December 31,
	2010	2011	2012
	NIS in thousands
Exchange differences	8,696	4,196	7,393
Bank commissions	59	67	97
	8,755	4,263	7,490

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

The out-licensing agreement with Ikaria terminates on the date that the last patent rights in respect of BL-1040 are still valid (through at least 2029).

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

In addition, the Company is obligated to repay grants received from the OCS regarding the BL-1020 project, in accordance with the Israeli R&D Law and as agreed with the OCS. In this regard, during 2010, the Company recorded a liability to the OCS for the full amount of the grants received in respect of the project, in the total amount of $4,500,000. This amount was reflected in research and development expenses in the 2010 financial statements. The Company paid $3,000,000 of this liability to the OCS in August 2010, leaving a remaining balance of $1,500,000, reflected in current liabilities as of December 31, 2011 and 2012.

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

BioLineRx Ltd. NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

In February 2013, the Company completed a direct placement to leading healthcare investor, OrbiMed Israel Partners Limited Partnership, an affiliate of OrbiMed Advisors LLC. The placement consisted of 2,666,667 ADSs and 1,600,000 warrants to purchase an additional 1,600,000 ADSs, at a unit price of $3.00. The warrants have an exercise price of $3.94 per ADS and are exercisable for a term of five years. The offering raised a total of $8,000,000, with net proceeds of approximately $7,700,000, after deducting fees and expenses.