Form 20-F
period 2013-12-31
BioLineRx Ltd.
filed 2014-03-17
CIK 1498403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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
Jerusalem 9777518, Israel
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 241,487,049

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

INTRODUCTION

Certain Definitions

In this annual report, unless the context otherwise requires:

●	references to “BioLineRx,” “us,” “we” and “our” refer to BioLineRx Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.01 nominal (par) value per share;

●	references to “ADS” refer to the Registrant’s American Depositary Shares;

●	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

Forward-Looking Statements

Some of the statements under the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, but these are not the only ways these statements are identified. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In addition, the section of this Annual Report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the SEC.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our therapeutic candidates;

●	our ability to establish and maintain corporate collaborations;

●	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

●	the implementation of our business model and strategic plans for our business and therapeutic candidates;

ii

●
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	competitive companies, technologies and our industry; and

●	statements as to the impact of the political and security situation in Israel on our business.

iii

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

The selected consolidated statements of operations data for the years ended December 31, 2013, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013 and 2012, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009, have been derived from our audited consolidated financial statements not included in this Form 20-F.

	Year Ended December 31,
Consolidated Statements of Operations Data:(1)	2009	2010	2011	2012	2013	2013 (2)
	(in thousands, except share and per share data)
	NIS					U.S.$

Revenues	63,909	113,160	–	–	–	–
Cost of revenues	(22,622)	(25,571)	–	–	–	–
Operating expenses:
Research and development expenses, net	(90,302)	(54,966)	(42,623)	(64,304)	(44,057)	(12,692)
Sales and marketing expenses	(3,085)	(4,609)	(3,308)	(3,227)	(4,101)	(1,182)
General and administrative expenses	(11,182)	(14,875)	(12,722)	(14,026)	(13,225)	(3,810)
Operating income (loss)	(63,282)	13,139	(58,653)	(81,557)	(61,383)	(17,684)
Non-operating income, net	–	–	–	3,958	4,191	1,207
Financial income	3,928	3,056	12,730	8,819	2,600	749
Financial expenses	(2,164)	(8,755)	(4,263)	(7,490)	(6,846)	(1,972)
Net income (loss)	(61,518)	7,440	(50,186)	(76,270)	(61,438)	(17,700)
Net earnings (loss) per ordinary share	(0.63)	0.06	(0.41)	(0.45)	(0.27)	(0.08)
Number of ordinary shares used in computing earnings (loss) per ordinary share	96,693,387	123,512,098	123,587,030	169,404,730	224,885,157	224,885,157

Our consolidated financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and reported in NIS.

	As of December 31,
Consolidated Balance Sheet Data:	2009	2010	2011	2012	2013	2013(2)
	(in thousands)
	NIS					U.S.$
Cash and cash equivalents	105,890	111,746	33,061	68,339	30,888	8,889
Short-term bank deposits	–	28,037	65,782	11,459	32,345	9,139
Accounts receivable	37,750	–	–	-	-	-
Property, plant and equipment, net	4,175	4,509	4,211	3,172	2,471	712
Total assets	159,167	154,613	111,660	90,808	69,469	20,015
Total liabilities	41,230	22,653	25,902	34,879	28,783	8,293
Total shareholders’ equity	117,937	131,960	85,758	55,929	40,686	11,722

(1)	Data on diluted loss per share was not presented in the financial statements because the effect of the exercise of the options is either immaterial or is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2013 at the rate of one U.S. dollar per NIS 3.471.

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

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2013	3.791	3.504	3.611	3.471
2012	4.084	3.700	3.844	3.733
2011	3.821	3.363	3.578	3.821
2010	3.894	3.549	3.730	3.549
2009	4.256	3.690	3.923	3.775

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
March 2014 (through March 14, 2014)	3.496	3.459	3.476	3.471
February 2014	3.549	3.496	3.517	3.496
January 2014	3.507	3.471	3.492	3.498
December 2013	3.530	3.471	3.505	3.471
November 2013	3.569	3.519	3.536	3.523
October 2013	3.567	3.518	3.538	3.519
September 2013	3.632	3.504	3.569	3.537

On March 14, 2014, the closing representative rate was $1.00 to NIS3.471, as reported by the Bank of Israel.

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

We are a clinical stage biopharmaceutical development company that was incorporated in 2003. Since our incorporation, we have been focused on research and development. Our most advanced therapeutic candidates are in clinical development. We, or our licensees, as applicable, will be required to conduct significant additional clinical trials before we or they can seek the regulatory approvals necessary to begin commercial sales of our therapeutic candidates. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We recorded net losses of approximately NIS 61.4 million in 2013, NIS 76.3 million in 2012 and NIS 50.2 million in 2011. As of December 31, 2013, we had an accumulated deficit of approximately NIS 505.8 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable and we may never achieve significant sustained revenues.

We cannot ensure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of December 31, 2013, we held cash and short-term investments of approximately $18.2 million. In March 2014, we closed an underwritten public offering of our ADSs for gross proceeds of $24.1 million. We believe that our existing cash and investment balances and other sources of liquidity, not including potential milestone payments under our out-licensing agreement with Bellerophon BCM LLC, or Bellerophon (see “Item 4. Information on the Company — Business Overview — Lead Therapeutic Candidates — BL-1040), will be sufficient to meet our requirements through the end of 2016. We have funded our operations primarily through public and private/direct offerings of our securities and, until recently, grants from the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor, or the OCS. In addition, we have funded our operations through out-licensing arrangements with respect to our therapeutic candidates. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

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

To date, we have not marketed, distributed or sold an approved product. Currently, we have six clinical-stage therapeutic candidates in development: BL-1040 for the reduction or prevention of ventricular remodeling following an acute myocardial infarction, or AMI; BL-8040 for the treatment of acute myeloid leukemia, or AML, stem cell mobilization and other hematological indications; BL-7010 for the treatment of celiac disease; BL-5010 for the treatment of benign skin lesions; BL-7040 for the treatment of inflammatory bowel disease, or IBD; and BL-8020 for the treatment of the hepatitis C virus, or HCV, as well as other viral indications. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs and devices. We may not obtain marketing approval for any of our therapeutic candidates in a timely manner or at all. In connection with the clinical trials for BL-1040, BL-8040, BL-7010, BL-5010, BL-7040, BL-8020, and other therapeutic candidates that we are currently developing or may seek to develop in the future, either on our own or through out-licensing arrangements, we face the risk that:

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

In 2009, we entered into an exclusive, royalty-bearing worldwide out-licensing arrangement with Bellerophon with respect to BL-1040. Under the arrangement, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. In addition, we have co-development collaborations with partners for BL-8020, BL-8030 and BL-9020 whereby such partners have development and commercialization rights in certain territories.

If we or any of our licensees, including Bellerophon and our co-development partners, breach or terminate their agreements with us, or if any of our licensees otherwise fail to conduct their development and commercialization activities in a timely manner or there is a dispute about their obligations, we may need to seek other licensees, or we may have to develop our own internal sales and marketing capability for our therapeutic candidates. Our dependence on our licensees’ experience and the rights of our licensees will limit our flexibility in considering alternative out-licensing arrangements for our therapeutic candidates. Any failure to successfully develop these arrangements or failure by our licensees to successfully develop or commercialize any of our therapeutic candidates in a competitive and timely manner, will have a material adverse effect on the commercialization of our therapeutic candidates.

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

If we are unable to enter into an out-licensing arrangement with respect to BL-8040, BL-7010, BL-5010, BL-7040 or any of our other therapeutic candidates, whether with third parties or independently, our ability to develop a commercially viable product or generate product revenue based on the therapeutic candidate will be adversely affected, and we may not become profitable. We face significant competition in seeking out-licensing arrangements with third parties. We may not be able to negotiate out-licensing arrangements on acceptable terms, if at all. In addition, these out-licensing arrangements may be unsuccessful. If we fail to negotiate and maintain suitable out-licensing arrangements, we may have to limit the size or scope of, or delay, one or more of our development or research programs. If we elect to fund development or research programs independently, we will have to increase our expenditures significantly and will need to obtain additional funding, which may be unavailable or available only on unfavorable terms. We will also need to make significant investments in pharmaceutical product development, marketing, sales and regulatory compliance resources, and we will have to establish or contract for the manufacture of products under applicable regulatory requirements. Any failure to enter into an out-licensing arrangement with respect to the development, marketing and commercialization of any therapeutic candidate, or failure to develop, market and commercialize the therapeutic candidate independently, will have a material adverse effect on our business, financial condition and results of operations.

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

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. Specifically, we are aware of several other companies who currently market and/or are in the process of developing products that address AMI, AML, celiac disease, skin lesions, IBD, and HCV and other viral indications.

There are a number of therapies currently in development that aim at preventing ventricular remodeling and subsequent congestive heart failure (CHF), including BioHeart, Inc.’s MyoCell® implantation procedure, Paracor Medical, Inc.’s HeartNetTM, LoneStar Heart’s Algisyl-VR and NuroVive’s Ciclomulsion formulation of cyclosporine that is evaluated for use in treatment of patients suffering from reperfusion injury or given to patients experiencing AMI just before percutaneous coronary intervention.

Approved treatments for AML currently include chemotherapy (Doxorubicin, Cyclophosphamide, Vincristine), radiation therapy and stem cell transplantation. In addition there are a number of potentially competitive compounds under development to treat AML including, among others: AMD 3100 (Mozobil), which is being developed by Genzyme and Sanofi; Dacogen (decitabine), which is being developed by Eisai and Johnson &Johnson; Vidaza (azacitidine), which is being developed by Celgene; Vosaroxin, which is being developed by Sunesis Pharmaceuticals; Midostaurin, which is being developed by Novartis; Quizartinib, which is being developed by Ambit; Volasertib, which is being developed by Boehringer Ingelheim; fludarabine, which is being developed by Sanofi; Uprosertib developed by GSK; PLX-3397 developed by Plexxikon Inc.; Vismodegib developed by Roche and Chugai; Lenalidomide developed by Celgene; erlotinib developed by Roche Astellas and Chugai; Trametinib developed by GSK; Vorinostat developed by Merck and Co.; Selumetinib developed by Astra Zeneca; SGI-110 developed by Astex Pharmaceuticals; filanesib developed by Array Biopharma; OCV-501 developed by Otsuka Pharmaceuticals; Birinapant developed by Tetralogic Pharmaceuticals; Alvocidib developed by Tolero Pharmaceuticals Inc; Pracinostat developed by MEI Pharma; Rigosertib developed by Onconova Therapeutics; and Sapacitabine developed by Cyclacel Pharmaceuticals. Some of these treatments are currently developed for specific AML patient populations and lines of treatment (e.g., AC220 developed by Ambit Biosciences) and not for the entire AML population.

Several compounds are currently under development for celiac disease including larazotide acetate (Alba Therapeutic Corp.), which inhibits the activity of Zonulin; latiglutenase (Alvine Pharmaceuticals Inc.), which is a combination of gluten targeting proteases and endopeptidases. Celiac patients are prescribed a gluten-free diet to relieve their disease symptoms. Nevertheless the symptoms persist in most cases despite the patient’s following a gluten-free diet. BL-7010, as well as the treatments specified above, is envisioned to be prescribed to patients who are on a gluten-free diet but still suffer from disease symptoms.

Skin lesions are generally removed using cryotherapy (liquid nitrogen), laser therapy, photodynamic therapy, electrodessication and curettage and several cream-based treatments. Picato (Leo Pharma) and Metvix® (Galderma Pharma) are cream-based treatments for skin lesions which have been approved in many countries.

IBD is often treated with currently marketed steroids, immunomodulators and immunomodulatory antibodies. Approved treatments for IBD currently include anti-TNFs, such as Remicade (infliximab, Janssen Biotech, Inc., a Johnson & Johnson company, Merck & Co. and Mitsubishi Tanabe Pharma) Humira (adalimumab, Abbott Laboratories and Eisai Co.), Cimzia (certolizumab, UCB, Inc.) and Simponi (golimumab, Janssen Biotech, Inc., Merck & Co. and Mitsubishi Tanabe Pharma), as well as antibodies inhibiting immune cell migration such as Tysabri (natalizumab, Biogen and Elan) and Vedolizumab (Takeda). In addition there are generic brands of mesalazine, a 5-aminosalicylate, and the recently launched Budesonide MMX (Cosmo Pharmaceuticals, Ferring Pharmaceuticals and Santarus). The first biosimilar version of infliximab was approved for use in Europe in 2013. We are also aware of a number of potentially competitive compounds under development, including , Xeljanz (tofacitinib, Pfizer Inc.), a Jak 1 inhibitor, and Vedolizumab (Takeda, Millenium Pharmaceuticals), a MAdCAM inhibitor /integrin alpha-4/beta-7 antagonist; Ustekinomab (Johnson & Johnson), an anti-IL-12/IL23 mAb and AJM-300 (Ajinomoto), an Integrin alpha-4/beta-7 antagonist.

HCV treatment consists of either a combination of interferon and ribavirin alone or together with a combination of direct anti-viral agents (DAAs) of several classes including NS3/4 protease inhibitors, NS5A inhibitors and NS5B inhibitors. Recently, treatment regimens that do not include interferon have been approved, and treatment regimens without ribavirin are at advanced stages of development. Approved anti-HCV treatments include Sovaldi (sofosbuvir, Gilead Sciences); Olysio (simeprevir, Janssen Therapeutics and Medivir); Victrelis (boceprevir, Merck and Co); and Incivek (telaprevir, Janssen Pharmaceuticals and Vertex Pharmaceuticals). Compounds under development include ledipasvir (Gilead Sciences); faldaprevir and deleobuvir (Boehringer Ingelheim Corp); asunaprevir, daclatasvir and becalbuvir (Bristol Myers Squibb); vaniprevir and elbasvir (Merck and Co.); and ABT-450, ritonavir, dasabuvir and ombitasvir (AbbVie). BL-8020’s mechanism of action suggests that it could potentially be suitable for treatment of other viral infections, each of which has numerous competing treatments approved or in advanced stages of development.

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

We do not currently have any long-term agreements with third party manufacturers for the supply of any of our therapeutic candidates. We believe that our current supply of therapeutic candidates is sufficient to complete our current clinical trials. However, if we require additional supplies of our therapeutic candidates to complete our clinical trials or if we elect to commercialize our products independently, we may be unable to enter into agreements for clinical or commercial supplies, as applicable, with third party manufacturers, or may be unable to do so on acceptable terms. Even if we enter into these agreements, it is likely that the manufacturers of each therapeutic candidate will be single source suppliers to us for a significant period of time.

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

An important element of our strategy is maintaining relationships with universities, medical institutions and biotechnology companies in order to in-license potential therapeutic candidates. We may not be able to maintain relationships with these entities and they may elect not to enter into in-licensing agreements with us or to terminate existing agreements. Recently, a number of global pharmaceutical companies have set up operations in Israel, both with and without Israeli government funding, in order to identify and in-license new technologies. The presence of these global companies with significantly greater resources than we have may increase the competition with respect to the in-licensing of promising therapeutic candidates. We may not be able to acquire licenses on commercially reasonable terms, or at all. Failure to license or otherwise acquire necessary technologies could materially and adversely affect our business, financial condition and results of operations.

If we cannot meet requirements under our in-license agreements, we could lose the rights to our therapeutic candidates, which could have a material adverse effect on our business.

We depend on in-licensing agreements with third parties to maintain the intellectual property rights to certain of our therapeutic candidates. We have in-licensed rights from B.G. Negev Technologies and Applications Ltd., or B.G. Negev Technologies, the technology transfer company of Ben Gurion University, with respect to our BL-1040 therapeutic candidate; from Biokine Therapeutics Ltd., or Biokine, with respect to our BL-8040 therapeutic candidate; from Valorisation-Recherche, Limited Partnership, or Univalor, for our BL-7010 therapeutic candidate; from Innovative Pharmaceutical Concepts, Inc., or IPC, with respect to our BL-5010 therapeutic candidate; and from the Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, with respect to our BL-7040 therapeutic candidate. See “Item 4. Information on the Company — Business Overview — Our Product Pipeline.” Our in-license agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these agreements. The royalty rates and revenue sharing payments vary from case to case but generally range from 22% to 29.5% of the consideration we receive from sublicensing the applicable therapeutic candidate. In some instances, we are required to pay a substantially lower percentage (generally less than 5%) if we elect to commercialize the subject therapeutic candidate independently. Due to the relatively advanced stage of development of the compound licensed from Biokine, our license agreement with Biokine provides for royalty payments of between 40-60% of the consideration we receive from sublicensing and between 10-12% of net sales, subject to certain limitations, should we independently sell products. The amount of the royalty for either direct sales or sublicensing is dependent on the aggregate amount of our investment in connection with the Biokine agreement, decreasing as the amount of our investment in the project increases. These in-license agreements last either throughout the life of the patents that are the subject of the agreements, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

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

The U.S. Congress recently adopted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the PPACA), important legislation regarding health insurance which may have far-reaching consequences for most health care companies, including biopharmaceutical companies such as ours.  Under the new legislation, substantial changes are going to be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage.

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

We currently have in-licensing agreements relating to our lead therapeutic candidates under clinical development. In January 2005, we in-licensed the rights to BL-1040 under a license agreement with B.G. Negev Technologies. Under the BL-1040 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In September 2012, we in-licensed the rights to BL-8040 under a license agreement from Biokine. Under the BL-8040 license agreement, we are obligated to make commercially reasonable, good faith efforts to sublicense or commercialize BL-8040 for fair consideration. In February 2011, we in-licensed the rights to BL-7010 from Univalor. Under the BL-7010 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In November 2007, we in-licensed the rights to BL-5010 under a license agreement with IPC. Under the BL-5010 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In June 2011, we in-licensed the rights to BL-7040 under a license agreement from Yissum. Under the BL-7040 license agreement, we are responsible for, and are required to exert, reasonable commercial efforts to carry out the development, regulatory, manufacturing, and marketing work necessary to develop and commercialize products under the agreement in accordance with a specified development plan. In January 2012, we in-licensed the rights to BL-8020 under a license agreement from Panmed, Inc., or Panmed, and Genoscience. Under the BL-8020 license agreement, we were obligated to use commercially reasonable efforts to develop and commercialize the licensed technology in accordance with a specified development plan. Due to a number of considerations, including the potential for other viral indications, as well as a re-prioritization of our pipeline, and after consultation with the licensors, we agreed with them that as of April 1, 2014, the license agreement would be terminated and that we would enter into a collaboration agreement whereby, among other things, the licensors agreed to take over development of the drug in consideration for 28% of future sublicense receipts by the licensors, and we agreed to supply, at the licensors’ request and in consideration for full payment, the drug needed for a clinical trial to be administered by the licensors. Genoscience and Panmed will in the near future be deciding on the direction of the current phase 1/2 study as well as assessing potential additional indications.

Each of the foregoing in-licensing agreements, or the obligation to pay royalties thereunder, will generally remain in effect until the expiration, under the applicable agreement, of all of the licensing, royalty and sublicense revenue obligations to the applicable licensors, determined on a product-by-product and country-by-country basis. We may terminate the BL-1040 in-licensing agreement by providing 60 days’ prior written notice to B.G. Negev Technologies. We may terminate the BL-8040 in-licensing agreement upon 90 days’ prior written notice to Biokine. We may terminate the BL-7010 in-licensing agreement, the BL-5010 in-licensing agreement or the BL-7040 in-licensing agreement upon 30 days’ prior written notice to the respective licensor.

Any party to any of the foregoing in-licensing agreements may terminate the respective agreement for material breach by the other party if the breaching party is unable to cure the breach within an agreed upon period, generally 30 days to 90 days, after receiving written notice of the breach from the non-breaching party. Each of the foregoing in-licensing agreements provide that with respect to any termination for material breach, if the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, either party to one of the foregoing in-licensing agreements may terminate the agreement upon notice to the other upon the occurrence of certain bankruptcy events.

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

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of December 31, 2013, we owned or exclusively licensed for uses within our field of business 23 patent families that, collectively, contain 60 issued patents, nine allowed patent applications and 85 patent applications relating to our clinical candidates. We are also pursuing patent protection for other drug candidates in our pipeline.

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

Our license agreements with our licensees, including Bellerophon and our co-development partners, contain, and any contract that we enter into with licensees in the future will likely contain, indemnity provisions that obligate us to indemnify the licensee against any losses arising from infringement of third party intellectual property rights. In addition, our in-license agreements contain provisions that obligate us to indemnify the licensors against any damages arising from the development, manufacture and use of products developed on the basis of the in-licensed intellectual property.

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

The intellectual property associated with one of our therapeutic candidates is pledged as security for our obligations associated with the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor’s biotechnology incubator program.

In May 2004, the OCS invited companies to bid to establish and operate OCS-funded biotechnological incubators to provide a physical, organized and professional platform for commercializing biotechnological research and development projects. We submitted a proposal to operate a biotechnological incubator, and our proposal was selected by the OCS. Accordingly, we entered into an incubator agreement with the OCS in January 2005. The agreement was renewed through December 31, 2013, as of which date it expired. There are no projects currently being developed in the framework of the incubator, and we are in the process of terminating its activities.

The funding provided to us under the incubator agreement was in the form of separate loans for each approved project initiated by our incubator. Each loan is subject to repayment out of the revenues generated by that project and the sale or license of technologies thereunder, with interest. If revenues are not achieved with respect to a project, there is no obligation to repay the loan, subject to certain terms and conditions. All assets and intellectual property held by the incubator for development through the incubator program were pledged as security for our obligations under the incubator agreement. In addition, all intellectual property held by the incubator program is subject to restrictions imposed by the OCS with respect to transfer in Israel or abroad of rights to manufacture products based on the intellectual property or of rights to the intellectual property itself, as described more fully under “Item 4. Information on the Company — Business Overview — Government Regulation and Funding — Israeli Government Programs — Office of the Chief Scientist.”

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2014 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we were a PFIC during certain prior years and, although we have not determined whether we will be a PFIC in 2014, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2014, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

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

In September 2012, we signed a purchase agreement for the sale, from time to time, of up to $15 million of our ADSs to Lincoln Park Capital Fund, LLC, or LPC. During the 36-month term of the purchase agreement, we control the timing and amount of any sales to LPC, if and when we decide, in accordance with the purchase agreement. LPC has no right to require us to sell any ADSs to LPC, but LPC is obligated to make purchases as we direct, subject to certain conditions. The purchase price related to any sales to LPC is based on the prevailing market prices of our ADSs immediately preceding the notice of sale to LPC, without any fixed discount. The agreement may be terminated by us at any time, at our sole discretion, without any cost or penalty.  On a cumulative basis through March 14, 2014, we have issued a total of 3,904,211 ADSs to LPC in accordance with the purchase agreement, and there are an additional 294,387 ADSs registered for sale under the agreement that may be issued during the remaining term of the purchase agreement.

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

We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and therapeutic candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our therapeutic candidates to market.  Our future capital requirements will depend on many factors, including:

•	the failure to obtain regulatory approval or achieve commercial success of our therapeutic candidates, including BL-1040, BL-8040, BL-7010, BL-5010, BL-7040 and BL-8020;

•	our success in effecting out-licensing arrangements with third-parties;

•	our success in establishing other out-licensing arrangements;

•	the success of our licensees in selling products that utilize our technologies;

•	the results of our preclinical studies and clinical trials for our earlier stage therapeutic candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of our therapeutic candidates that progress to clinical trials;

•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our therapeutic candidates are approved, and we decide to commercialize them ourselves;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Marketplace Rules of the Nasdaq for domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition of the Board of Directors, director nomination procedure, composition of the compensation committee, approval of compensation of officers, and quorum at shareholders’ meetings. In addition, we will follow our home country law, instead of the Marketplace Rules of the Nasdaq, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the Nasdaq may provide less protection than is accorded to investors under the Marketplace Rules of the Nasdaq applicable to domestic issuers. See “Item 16G — Corporate Governance — Nasdaq Listing Rules and Home Country Practices.”

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listed on a U.S. exchange, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our stock price and ADS price may suffer.

Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting.  To comply with this statute, we are required to document and test our internal control procedures, and our management is required to assess and issue a report concerning our internal controls over financial reporting.  In addition, our independent registered public accounting firm may be required to issue an opinion on management’s assessment of those matters.

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

Our headquarters, all of our operations and some of our suppliers and third party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party; and during the winter of 2008-2009 and the autumn of 2012, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular Iran. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and has raised concerns regarding security in the region and the potential for armed conflict. These situations may escalate in the future to more violent events which may affect Israel and us. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

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

Many of our male employees in Israel, including members of our senior management, are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 40 (or older, for officers or reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and recently some of our employees have been called up in connection with armed conflicts. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees or of one or more of our key employees. Such disruption could materially adversely affect our business, financial condition and results of operations.

Because a certain portion of our expenses is incurred in currencies other than the NIS, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the NIS, and we pay a substantial portion of our expenses in NIS. The revenues from our out-licensing and co-development arrangements are payable in U.S. dollars, and we expect our revenues from future licensing arrangements to be denominated in U.S. dollars or in Euros. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in NIS. For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has generally not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2011, 2012 or 2013, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from material adverse effects.

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

Our research and development efforts, including the operation of our biotechnology incubator, have been financed, in part, through grants and loans that we have received from the OCS. Of our nine current development projects, two were approved for funding by the OCS: BL-1040 and BL-7040. In addition, before we in-licensed BL-8040, Biokine had received funding for the project from the OCS, and as a condition to OCS consent to our in-licensing of BL-8040, we were required to agree to abide by any obligations resulting from such funding. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, or the Research Law with respect to these projects. As of December 31, 2013, we have received approximately NIS 76.1 million ($21.9 million) in funding from the OCS, of which approximately NIS 53.7 million ($15.5 million) was funding provided to our biotechnology incubator. The aggregate funding amount includes funding of approximately NIS 65.6 million ($18.9 million) for projects that have been terminated, which we will not be required to repay. When know-how, technology or products are developed using OCS grants, the terms of these grants and the Research Law restrict the transfer of that know-how (as well as know-how that is derived from funded know-how) and the development or manufacture of those products out of Israel without the prior approval of the OCS. Therefore, the discretionary approval of an OCS committee will be required for any transfer to third parties of our therapeutic candidates developed with OCS funding, for the purpose of the commercialization of our product candidates. We received approval in 2009 for the out-licensing of BL-1040 to Bellerophon; however the out-licensing of BL-7040 and BL-8040 to any party outside of Israel will be subject to the prior approval of the OCS. There is no assurance that we will receive the required approvals should we wish to transfer this technology or development out of Israel in the future. Furthermore, the OCS committee may impose certain conditions on any arrangement under which we transfer technology or development out of Israel. Transfers of know-how from OCS funded programs, including our biotechnology incubator, even if approved by the OCS, may be subject to restrictions set forth in the Research Law, and may include payments to the OCS, as described more fully under “Item 4. Information on the Company — Business Overview — Government Regulation and Funding — Israeli Government Programs — Office of the Chief Scientist.”

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

We are incorporated in Israel. All of our executive officers and the majority of our directors reside outside of the United States, and all of our assets and most of the assets of our executive officers and directors are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

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

Our capital expenditures for the years ended December 31, 2011, 2012 and 2013 were $0.3 million, $0.5 million and $0.1 million, respectively. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment.

B. Business Overview

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or that address unmet medical needs. Our current development pipeline consists of six clinical-stage therapeutic candidates: BL-1040, a novel polymer solution for use in the prevention of ventricular remodeling following an acute myocardial infarction, or AMI; BL-8040, a novel peptide for the treatment of acute myeloid leukemia (AML), stem cell mobilization and other hematological indications; BL-7010, a novel polymer for the treatment of celiac disease; BL-5010, a customized, proprietary, pen-like applicator containing a novel formulation of two acids, which is being developed in Europe as a medical device for the non-surgical removal of benign skin lesions; BL-7040, an oligonucleotide for the treatment of inflammatory bowel disease, or IBD; and BL-8020, an orally available treatment for the hepatitis C virus, or HCV, and other viral indications, with a unique mechanism of action involving the inhibition of virus-induced autophagy in host cells. In addition, we have three therapeutic candidates in the preclinical stages of development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. None of our therapeutic candidates have been approved for marketing and, to date, there have been no commercial sales of any of our therapeutic candidates. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies. We also evaluate, on a case-by-case basis, co-development and similar arrangements and the commercialization of our therapeutic candidates independently.

Our first therapeutic candidate, BL-1040, is a novel, resorbable polymer solution for use in the reduction or prevention of ventricular remodeling in patients who suffered an AMI. Preventing ventricular remodeling following an AMI may prevent transition to congestive heart failure and/or improve patient survival over the long term. Following an AMI, BL-1040 is administered via intracoronary injection. Upon contact with damaged cardiac tissue, the liquid BL-1040 transitions into a gel within the infarcted cardiac tissue and is believed to form a “scaffold” that supports, retains the shape of and/or enhances the mechanical strength of the heart muscle during the recovery and repair phases following an AMI. The data from our preclinical trials indicate that, by supporting the damaged heart tissue, BL-1040 preserves the normal functioning of the heart, and the data from our clinical trials indicate that BL-1040 should be safe. After consultation by Bellerophon BCM LLC, or Bellerophon, with the FDA, BL-1040 is being developed as a class III medical device under the FDA’s pre-marketing approval, or PMA, regulatory pathway. In December 2011, Bellerophon commenced PRESERVATION 1, a CE Mark registration clinical trial of BL-1040 (now called “Bioabsorbable Cardiac Matrix,” or BCM). PRESERVATION 1 aims to evaluate the safety and effectiveness of BL-1040 (BCM) for prevention of ventricular remodeling when administered following AMI. The trial is a placebo-controlled, randomized, double-blind, multi-country and multi-center trial with an estimated enrollment of approximately 300 patients. The BCM device is being administered to subjects who had successful percutaneous coronary intervention with stent placement after ST-segment elevation myocardial infarction (STEMI). There are currently over 75 sites activated for this trial, 13 of which are in the United States.

In 2009, we entered into an out-licensing arrangement with Bellerophon (formerly known as “Ikaria Development Subsidiary One LLC”) with regard to BL-1040. In December 2013, Ikaria, Inc. announced a transaction for the sale of its commercial business to Madison Dearborn Partners. In connection with that transaction, Ikaria, Inc. also announced the spin-off of its research business, consisting of three development programs, including BL-1040, to its then existing shareholders, and that the new development company would be pre-funded with approximately $80 million in cash to continue development of the three development programs. The new development company, of which Bellerophon is a wholly-owned subsidiary, was subsequently named Bellerophon Therapeutics, LLC.

Under our out-licensing arrangement with Bellerophon, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. To date, we have received $17.0 million from Bellerophon, and we are entitled to receive up to an additional $265.5 million from Bellerophon upon achievement of certain development, regulatory, and commercial milestones. In addition, we are entitled to receive from Bellerophon royalties from net sales of any product developed under the arrangement. We believe that Bellerophon has financial resources sufficient to meet its contractual obligations under its agreement with us.

We are obligated to pay 28% of all net consideration received under this arrangement to B.G. Negev Technologies and Applications Ltd., or B.G. Negev Technologies, the party from which we in-licensed BL-1040 in 2004. We have agreed to pay Ramot at Tel Aviv University Ltd., or Ramot, a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology. We have also agreed to indemnify Ramot and certain of its related parties in connection with our use of the technology we in-licensed from B.G. Negev Technologies.

Our second clinical-stage therapeutic candidate, BL-8040, is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for AML, stem cell mobilization and other hematological indications. CXCR4 is a chemokine receptor that is directly involved in tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its over-expression often correlates with poor prognosis. BL-8040 mobilizes cancer cells from the bone marrow and may therefore sensitize these cells to chemo- and bio-based anti-cancer therapy. In addition, BL-8040 has demonstrated a direct anti-cancer effect by inducing apoptosis (cell death). Multiple pre-clinical studies have shown the safety and efficacy of BL-8040. These studies have shown that BL-8040 is efficient, both alone and in combination with, for example, the anti-cancer drug Rituximab, in reducing bone marrow metastasis of lymphoma cells and stimulating lymphoma cell death. BL-8040 also mobilizes stem cells from the bone marrow to the peripheral blood, enabling their collection for subsequent autologous or allogeneic transplantation in cancer patients.

In June 2013, we announced enrollment of the first patient in a Phase 2 trial for BL-8040. The study is being conducted at three sites in the United States, including MD Anderson Cancer Center in Houston, Memorial Sloan-Kettering Cancer Center in New York, and Northwestern University Hospital in Chicago, as well as at five well-known sites in Israel. The study is a multicenter, open-label study under an Investigational New Drug, or IND, approval from the FDA, designed to evaluate the safety and efficacy profile of repeated escalating doses of BL-8040 in adult subjects with relapsed/refractory AML. Early results of this trial show that BL-8040, as a stand-alone therapy and in combination with high-dose Cytarabine (Ara-C), is safe at all doses tested to date, and triggers substantial mobilization of cancer cells from the bone marrow to the peripheral blood, thereby increasing the vulnerability of the cells to chemotherapy treatment. In addition, signs of robust apoptosis of cancer cells were observed following administration of the higher doses tested to date. We also plan to commence a clinical study for the use of BL-8040 in stem cell mobilization in the first half of 2014. Final results for the AML study are expected towards the end of 2014/beginning of 2015, while final results of the stem cell mobilization trial are expected in the second half of 2014.

In August 2013, we announced that BL-8040 has been shown in pre-clinical trials to be effective for the treatment of thrombocytopenia, or reduced platelet production. In September 2013, the FDA granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML. In December 2013, we announced the presentation of data at the annual ASH Conference showing that BL-8040 directly inhibits AML cell growth and induces cell death, both in cell cultures and in mice engrafted with human AML cells. In addition, BL-8040 showed the ability to induce mobilization of AML cells from the bone marrow into the blood circulation, thereby enhancing the chemotherapeutic effect of ARA-C (one of the standard-of-care chemotherapies for AML). The data also showed that BL-8040’s effects were even more robust in cells harboring the FLT3 mutation, and a synergistic effect was observed when BL-8040 was combined with the FLT3 inhibitor AC220 (Quizartinib). In January 2014, the FDA granted an Orphan Drug Designation to BL-8040 as a treatment for stem cell mobilization.

Our third clinical-stage therapeutic candidate, BL-7010, is a novel, non-absorbable, orally available, high-molecular-weight co-polymer intended for the treatment of celiac disease. It has a high affinity for gliadins, the immunogenic proteins present in gluten that cause an immune response in patients with celiac disease. By sequestering gliadins, BL-7010 effectively masks them from enzymatic degradation and prevents the formation and absorption of immunogenic peptides that trigger the immune system. BL-7010 is excreted with gliadin from the digestive tract, preventing the absorption of gliadin peptides into the blood. This significantly reduces the immune response triggered by gluten. The safety and efficacy of BL-7010 were demonstrated in pre-clinical studies.

In December 2013, we announced enrollment of the first patient in a Phase 1/2 trial for BL-7010 being conducted at Tampere Hospital in Finland. Results are expected in mid-2014. The study is a two-part (single and repeated), double-blind, placebo-controlled, dose escalation study of BL-7010 in up to 32 patients. The primary objective of the study is to assess the safety of single and repeated ascending doses of BL-7010 in well-controlled celiac patients. Secondary objectives include an assessment of the systemic exposure, if any, of BL-7010 in the study patients. In March 2014, we announced that BL-7010 successfully completed the single administration, dose-escalation stage of this study. Based on the positive safety and tolerability results, we will proceed with the repeated administration stage of the study.

Our fourth clinical-stage therapeutic candidate, BL 5010, is a novel, aqueous formulation of two acids for the non-surgical removal of benign skin lesions such as seborrheic keratosis. These two acids have already been approved for use in cosmetics. BL-5010 offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Since the treatment is non-invasive, we believe BL-5010 poses minimal infection risk and eliminates the need for anesthesia or bandaging. The formulation is applied topically to the lesion for a few seconds and causes the lesion to gradually dry out and fall off within one to four weeks. BL-5010P is a uniquely designed, disposable, non-invasive, pen-like applicator containing the BL-5010 solution.

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

In June 2011, we received European confirmation from the British Standards Institution Notified Body (BSI) in the UK, of the regulatory pathway classification of BL-5010 as a Class 2a medical device; the same classification was received for BL-5010P in April 2013.

In January 2014, we received approval from the German Federal Institute for Drugs and Medical Devices, or BfArM, to commence a pivotal, CE Mark registration trial for BL-5010P in 20 patients with seborrheic keratosis at three sites in Germany. We expect to begin this trial in the first half of 2014 and results are expected in the second half of 2014. We also plan to begin the CE Mark registration process in the second half of 2014. Our future development plans for this product include expansion into additional therapeutic indications, including actinic keratosis and warts. We are also currently engaged in meaningful discussions with potential partners for this asset.

Our fifth clinical-stage therapeutic candidate, BL-7040, is an oligonucleotide being developed for the treatment of inflammatory bowel disease (IBD). The compound had already been the subject of phase 1 safety and pharmacokinetics studies and a phase 2a study examining the efficacy of the compound for the treatment of myasthenia gravis, an autoimmune, neurodegenerative disease. BL-7040 showed a high level of safety and efficacy in those trials. The compound was also found to target the innate inflammatory pathway and, therefore, we decided to develop the compound for the treatment of IBD and other inflammatory diseases.

In April 2013, we announced positive results from a phase 2a proof-of-concept study to evaluate the effectiveness of BL-7040 for the treatment of IBD at five sites in Israel. The study showed that BL-7040 is safe and effective in treating ulcerative colitis, a form of IBD. Sixteen of the 22 patients who were enrolled in the clinical trial completed the full five-week course of treatment and two-week follow-up. The primary clinical endpoint in the study – a 3-point and 30% reduction in the Mayo score between baseline and completion of treatment – was achieved. Fifty percent of patients (8 patients) met the primary endpoint, while the remaining 8 patients demonstrated a stable clinical condition or minor improvement. Additional secondary endpoints in the study were the IBD Quality-of-Life Questionnaire, and the serum CRP and fecal calprotectin measurements. The results of these additional secondary endpoints were not conclusive, although certain positive trends were noted.

In November 2013, we announced additional results from this study showing significant improvement of disease measurements in biopsies taken from inflammatory bowel disease (IBD) patients treated with BL-7040, an orally available drug for treating IBD. The histological and biochemical analyses of inflammation indicators reinforced the initial positive results of the study described above. We are currently discussing this therapeutic candidate with a number of potential co-development partners, as well as planning the next stages of development.

Our sixth clinical-stage therapeutic candidate, BL-8020, is an orally available treatment for the hepatitis C virus, or HCV and other viral indications. BL-8020 acts via a unique mechanism of action, by inhibiting HCV and other virus-induced autophagy, which differs from the mechanism of currently used anti-HCV agents. BL-8020’s safety and efficacy were demonstrated in pre-clinical studies that showed that BL-8020, when combined with other anti-HCV agents, has a synergistic effect. In April 2013, we commenced a phase 1/2 clinical trial to evaluate the safety, tolerability and effectiveness of BL-8020 at two sites in France.  Due to a number of considerations, including the potential for other viral indications, as well as a re-prioritization of our pipeline, and after consultation with the licensors, we agreed with the licensors, Genoscience and Panmed, that as of April 1, 2014, the license agreement would be terminated and that we would enter into a collaboration agreement. See “— In-Licensing Agreements — BL-8020.” Genoscience and Panmed will in the near future be deciding on the direction of the current phase 1/2 study as well as assessing potential additional indications.

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. We establish and maintain close relationships with research institutes, academic institutions and biotechnology companies in Israel, including, in some instances, a formal right of first offer for therapeutic compounds in their portfolios. More recently, we have extended our sourcing activities to other countries. Before in-licensing, each therapeutic candidate must pass through our thorough screening process. Our Scientific Advisory Board and disease-specific third-party advisors are active in evaluating each therapeutic candidate. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. To date, we have screened over 2,000 compounds, presented more than 70 candidates to our Scientific Advisory Board for consideration, initiated development of 44 therapeutic candidates and terminated 35 feasibility programs.

Our Strategy

Our objective is to be a leader in developing innovative pharmaceutical and biopharmaceutical products. We continuously identify and in-license therapeutic candidates in order to maximize our potential for commercial success. We repeatedly assess compounds by evaluating their efficacy, safety, total estimated development costs, technological novelty, patent status, market potential and approvability. Our approach to evaluating, in-licensing and developing therapeutic candidates allows us to:

●	continually build our pipeline of therapeutic candidates;

●	advance those therapeutic candidates with the greatest potential;

●	quickly identify, and terminate the development of, unattractive therapeutic candidates; and

●	avoid dependency on a small number of therapeutic candidates.

Using this approach, we have successfully advanced six therapeutic candidates into clinical development. Specific elements of our current strategy include the following:

●
Support the successful development and commercialization of therapeutic candidates that have already been partnered. We currently have four programs at various stages of development in our pipeline that have already been partnered. We meet with each of our partners on at least a quarterly basis to lend our assistance and provide our expertise in their development and commercialization efforts as necessary.

●
Commercialize additional therapeutic candidates through out-licensing arrangements or, where appropriate, by ourselves. We intend to commercialize many of our other products through out-licensing arrangements with third parties who may perform any or all of the following tasks: completing development, securing regulatory approvals, manufacturing and/or marketing. If appropriate, we may also enter into co-development and similar arrangements with respect to any therapeutic candidate with third parties or commercialize a therapeutic candidate ourselves.

●
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

●
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

●
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

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, as well as the target indication and status of each candidate:

Pre-Clinical
Phase I
Phase II
Phase III
Partners
PROJECT
INDICATION
LEAD DEVELOPMENT PROGRAMS
BL-8040
AML
Stem cell mobilization
BL-7010
Celiac disease
ADDITIONAL DEVELOPMENT PROGRAMS
BL-5010
Skin lesions
BL-7040
Inflammatory bowel disease
BL-9010
Severe asthma/allergies
PROGRAMS PARTNERED OR IN CO-DEVELOPMENT
BL-1040
Ventricular remodeling post-AMI
Global out-license to Bellerophon BCM (f/k/a Ikaria)
Bellerophon BCM
BL-8020
HCV and other viral indications
Global collaboration with Genoscience/Panmed
Genoscience/Panmed
BL-8030
Hepatitis C
Collaboration with CTTQ for China
CTTQ
BL-9020
Type 1 diabetes
Collaboration with JHL for China and Southeast Asia
JHL BIOTECH

Lead Therapeutic Candidates

BL-1040

BL-1040 is a novel, resorbable polymer solution being developed to reduce or prevent the ventricular remodeling that may occur in patients that suffered an AMI. AMIs result from an occlusion in the coronary artery and affect the left ventricle of the heart, or the LV. Patients with severe injury to the LV may be at risk for developing harmful changes in the size, shape and function of the LV, or ventricular remodeling, that may lead to congestive heart failure (CHF). In the clinical trial, BL-1040 is deployed via the coronary artery and settles into the damaged heart muscle. The liquid BL-1040 transforms into a gel within the infarcted cardiac tissue and is believed to form a “scaffold” that supports, retains the shape of and/or enhances the mechanical strength of the heart muscle during recovery, which we believe prevents the pathological enlargement of the ventricle following an AMI. By supporting the damaged heart tissue during the natural healing process, we expect that BL-1040 will reduce or prevent the progressive ventricle enlargement that often follows AMIs. After discussions between Bellerophon and the FDA, BL-1040 is being developed as a class III medical device, specifically under the PMA pathway in the United States. There can be no assurance, however, that the FDA or comparable foreign agencies will not determine that BL-1040 needs to be assessed as a drug instead of a medical device.

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

We obtained a worldwide, exclusive license for BL-1040 from B.G. Negev Technologies to research, develop, market and sell BL-1040 and are required to pay B.G. Negev Technologies 28% of the revenues we receive as consideration in connection with any sublicensing, co-marketing or co-promotion, or a permitted assignment, of BL-1040, which includes the revenues we have received, and expect to receive, under our out-licensing agreement with Bellerophon. See “— In Licensing Agreements — BL 1040.” We have agreed to pay Ramot a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology. We have also agreed to indemnify Ramot and certain of its related parties in connection with our use of the technology we in-licensed from B.G. Negev Technologies.

Acute Myocardial Infarction. AMI is a leading cause of mortality and morbidity among both men and women. According to the publication entitled “Morbidity and Mortality: 2012 Chart Book on Cardiovascular, Lung and Blood Diseases,” made available by the National Heart, Lung and Blood Institute of the U.S. National Institutes of Health, the annual occurrence of AMI cases in the United Stated is estimated at 1,255,000. AMI is caused by a severe narrowing of coronary arteries, known as atherosclerotic occlusion, often exacerbated by the formation of clots. The narrowing and/or blockage in the coronary artery disrupts the blood supply to cardiac tissue, resulting in extensive cell death that constitutes the AMI. As a result, the affected region of the heart muscle is generally replaced by scar tissue over a six-to eight-week period. The scarred region often dilates progressively in the days and months following an AMI, leading to abnormalities in heart chamber shape, size and functional capacity as described in an article by Paul W.M. Fedak published in 2005 in the journal Cardiovascular Pathology. Those surviving the acute phase of an AMI (i.e., the first 30 days) are at greater risk for sudden death due to arrhythmias and progressive congestive heart failure. There are a number of different approaches to prevent ventricular remodeling that have been, or currently are, the subject of preclinical and clinical trials. Certain medications, including ACE inhibitors and beta-blockers have been shown to reduce ventricular remodeling. Despite the wide use of these medications, based on our review of data regarding patients with large anterior infarcts, at least 20% of those patients may progress to heart failure due to ventricular remodeling and a subsequent reduction in ejection fraction, or the fraction of blood pumped out of a ventricle with each heartbeat.

Development and Commercialization Arrangement. In 2009, we entered into a licensing arrangement with Bellerophon, pursuant to which we granted Bellerophon an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injury to the myocardial tissue of the heart. In December 2013, Ikaria, Inc. announced a transaction for the sale of its commercial business to Madison Dearborn Partners. In connection with that transaction, Ikaria, Inc. also announced the spin-off of its research business, consisting of three development programs, including BL-1040, to its then existing shareholders, and that the new development company would be pre-funded with approximately $80 million in cash to continue development of the three development programs.

Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. We were responsible for the costs of the completed phase 1/2 trial. Ikaria (and now Bellerophon) is responsible for the costs associated with conducting all other development and regulatory activities of BL-1040, including those costs relating to the completion of its clinical development, the conduct and funding of its commercialization and the prosecution and maintenance of patents. We have received $17.0 million from Bellerophon and we are entitled to receive up to an additional $265.5 million from Bellerophon upon achievement of certain development, regulatory, and commercial milestones. In addition, we are entitled to receive from Bellerophon royalties from net sales of any product developed under the agreement ranging from 11% to 15%, depending on net sales levels achieved by Bellerophon, and its affiliates and sublicensees. However, if Bellerophon is required to obtain a license from a third party in order to exercise its rights under the agreement with Bellerophon, the royalty we receive on net sales may be less than 11%.

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

After consultation by Bellerophon with the FDA, BL-1040 is being developed as a class III medical device under the FDA’s pre-marketing approval, or PMA, regulatory pathway. In December 2011, Bellerophon commenced PRESERVATION 1, a CE Mark registration clinical trial of BL-1040 (BCM), outside of the United States. The purpose of PRESERVATION 1 is to evaluate the safety and effectiveness of BL-1040 (BCM) for prevention of ventricular remodeling when administered following AMI.  The trial is a placebo-controlled, randomized, double-blind, multi-country and multi-center trial with an estimated enrollment of approximately 300 patients. The BCM device is being administered to subjects who had successful percutaneous coronary intervention with stent placement after STEMI. There are currently over 75 sites activated for this trial, 13 of which are in the United States.

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

BL-8040

BL-8040 is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for AML, stem cell mobilization and other hematological indications.  CXCR4 is a chemokine receptor that is directly involved in tumor progression, angiogenesis, metastasis and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its over-expression often correlates with poor prognosis. We in-licensed BL-8040 from Biokine in September 2012.

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

Stem Cell Mobilization. High-dose chemotherapy followed by stem cell transplantation has become an established treatment modality for a variety of hematologic malignancies, including multiple myeloma, as well as various forms of lymphoma and leukemia. Stem cells are mobilized from the bone marrow using granulocyte colony-stimulating factor, or G-CSF, harvested from the peripheral blood by apheresis, and infused to the patient after chemotherapy. This type of treatment often replaces the use of traditional bone marrow transplantation, because the stem cells are easier to collect and the treatment allows for a quicker recovery time and fewer complications.

Regulatory Approvals. In September 2013, the FDA granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML. In January 2014, the FDA granted an Orphan Drug Designation to BL-8040 for use, in combination with G-CSF, in mobilizing human stem cells from the bone marrow to the peripheral blood for collection for autologous or allogeneic (donor-based) transplantation. Orphan Drug Designation is granted to therapeutics intended to treat rare diseases that affect not more than 200,000 people in the United States. Orphan Drug Designation entitles the sponsor to a seven-year marketing exclusivity period and clinical protocol assistance with the FDA, as well as federal grants and tax credits.

Preclinical Results. In vitro and in vivo data show that BL-8040 binds CXCR4 at the low nanomolar range (1-2.5nM) and occupies it for prolonged periods of time (>24h). These studies have shown that BL-8040 mobilizes cancer cells from the bone marrow and may therefore sensitize these cells to chemo- and bio-based anti-cancer therapy. In addition, BL-8040 directly induces apoptosis of cancer cells. BL-8040 was efficient, both alone and in combination with, for example, the anti-cancer drug Rituximab, in reducing bone marrow metastasis of lymphoma cells and stimulating lymphoma cell death.

In August 2013, we announced that BL-8040 has been shown in pre-clinical trials to be effective for the treatment of thrombocytopenia, or reduced platelet production.

In December 2013, we announced the presentation of data at the annual ASH Conference showing that BL-8040 directly inhibits AML cell growth and induces cell death, both in cell cultures and in mice engrafted with human AML cells. In addition, BL-8040 showed the ability to induce mobilization of AML cells from the bone marrow into the blood circulation, thereby enhancing the chemotherapeutic effect of ARA-C (one of the standard-of-care chemotherapies for AML). The data also showed that BL-8040’s effects were even more robust in cells harboring the FLT3 mutation, and a synergistic effect was observed when BL-8040 was combined with the FLT3 inhibitor AC220 (Quizartinib).

Clinical Trials.

In a Phase 1/2, open-label, dose escalation, safety and efficacy clinical trial in 18 multiple myeloma patients, BL-8040 demonstrated an excellent safety profile at all doses tested and was highly effective in combination with G-CSF, in the mobilization of hematopoietic stem cells and white blood cells from the bone marrow to the peripheral blood.

In June 2013, we announced enrollment of the first patient in a Phase 2 trial for BL-8040. The study is being conducted at three sites in the United States, including MD Anderson Cancer Center in Houston, Memorial Sloan-Kettering Cancer Center in New York, and Northwestern University Hospital in Chicago, as well as at five well-known sites in Israel. The study is a multicenter, open-label study under an IND, designed to evaluate the safety and efficacy profile of repeated escalating doses of BL-8040 in adult subjects with relapsed/refractory AML. Through December 2013, eight patients had been enrolled in the study, out of a total expected enrollment of up to 50 patients at eight clinical sites in the United States and Israel. The primary endpoints of the study are the safety and tolerability of the drug. Secondary endpoints include the pharmacokinetic profile of the drug and an efficacy evaluation, indicated by the extent of mobilization of cancer cells from the bone marrow to the peripheral blood, the level of cancer cell death (apoptosis) and clinical responses. The study is also designed in a way that will enable the investigators to evaluate the capabilities of BL-8040 in mobilizing cancer cells from the bone marrow to the peripheral blood, and in inducing their cell death. Early results of this trial show that BL-8040, as a stand-alone therapy and in combination with high-dose Cytarabine (Ara-C), is safe at all doses tested to date, and triggers substantial mobilization of cancer cells from the bone marrow to the peripheral blood, thereby increasing the vulnerability of the cells to chemotherapy treatment. In addition, signs of robust apoptosis of cancer cells were observed following administration of the higher doses tested to date. The study has not yet reached the highest planned doses, suggesting that a strengthening of BL-8040’s effects may be observed in future dosing cohorts.

Eight patients had been enrolled in the study through December 2013, out of a total expected enrollment of up to 50 patients at eight clinical sites in the United States and Israel. The study is comprised of two parts – the current dose escalation phase and a subsequent expansion phase at the highest tolerated dose found during the escalation phase. During the dose escalation phase, trial participants are recruited in cohorts of three patients at a time, and the dose is increased for each subsequent cohort depending on the safety and tolerability results of the previous cohort. To date, there have been no serious adverse events related to BL-8040, while the primary adverse event has been a minor and transient reaction at the injection site. The BL-8040 dosing level of the current study cohort is 1 mg/kg, with the highest planned study dose being 1.5 mg/kg.

In January 2014, we announced that we had filed the necessary regulatory submissions to commence a Phase 1 trial for BL-8040 as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation. The regulatory submissions were filed with the Institutional Review Board of the Hadassah Medical Center in Jerusalem, Israel, and the study is expected to commence during the second quarter of 2014. The trial will be divided into two parts. Part 1 is a randomized, double-blind, placebo-controlled dose escalation study exploring the safety and tolerability of escalating repeated doses of BL-8040 in healthy volunteers. Secondary objectives include assessment of the efficacy of BL-8040 in mobilizing stem cells as a stand-alone therapy, as well as monitoring the pharmacokinetic profile of the drug. Part 2 is an open-label study designed to assess BL-8040’s stem cell mobilization capacity, as well as the yield of cells collected by leukapheresis. Secondary endpoints of the study include evaluation of the viability and biological activity of cells mobilized by BL-8040 and collected by leukapheresis.

We expect to receive the final results of the AML trial towards the end of 2014/beginning of 2015, and the final results of the stem cell mobilization trial in the second half of 2014.

BL-7010

BL-7010 is a novel, non-absorbable, orally available, high-molecular-weight co-polymer intended for the treatment of celiac disease. It has a high affinity for gliadins, the immunogenic proteins present in gluten that cause an immune response in patients with celiac disease. By sequestering gliadins, BL-7010 effectively masks them from enzymatic degradation and prevents the formation of immunogenic peptides that trigger the immune system. BL-7010 is excreted with gliadin from the digestive tract, preventing the formation and absorption of gliadin peptides into the blood. This significantly reduces the immune response triggered by gluten. We in-licensed the exclusive, worldwide rights to develop, market and sell BL-7010 from Valorisation-Recherche, Limited Partnership, or Univalor in February 2011.

Celiac Disease. Celiac disease is a chronic, autoimmune, inflammatory disease of the small intestine characterized by damage to the lining of the small intestine and typically leads to dyspepsia, malabsorption and a variety of other symptoms. It occurs in genetically predisposed individuals and is caused by an immunological reaction to gluten, found in wheat, barley and rye. Estimates suggest that 1% of the world’s population is affected by celiac disease, and prevalence is expected to increase dramatically with improved diagnosis and awareness of the disease. According to a Datamonitor report from 2009, the celiac market is projected to reach $8 billion by 2019. There are currently no treatments approved for celiac disease and the only treatment option is a life-long, strict, gluten-free diet, which is difficult to maintain both due to food contamination with gluten, as well as eating habits in a social setting.

Preclinical Results. BL-7010 was evaluated in preclinical safety and efficacy studies. Safety data available include a 14-day rat toxicity study and a biocompatibility package of studies. BL-7010 was found to have no toxic effects in the rat toxicity study conducted at a dose range of 1000 mg/kg to 3,000 mg/kg body weight/day by oral gavage. In addition, BL-7010 was found to have no mutagenic activity, to have no local irritation effect in the GI and is not considered to be a sensitizer.

BL-7010 was evaluated in well-validated murine models of celiac disease (transgenic mice carrying the human DQ8 gene). It was found that BL-7010 significantly reduced the damage to the small intestine and the immune response triggered by gluten or gliadin.

In preclinical pharmacokinetics studies, it was found that BL-7010 is not absorbed systemically and is excreted in the feces, hence presenting a very good safety profile. It was also found that BL-7010 interacts specifically with gliadin, and does not interact with tested vitamins and digestive enzymes. This high specificity suggests that BL-7010 will not have an effect on the absorption of nutrients and on the digestive process.

Clinical Study. In December 2013, we announced enrollment of the first patient in a Phase 1/2 trial for BL-7010. The patient was enrolled at Tampere Hospital in Finland. Results are expected in mid-2014. The study is a two-part (single and repeated), double-blind, placebo-controlled, dose escalation study of BL-7010 in up to 32 patients. The primary objective of the study is to assess the safety of single and repeated ascending doses of BL-7010 in well-controlled celiac patients. Secondary objectives include an assessment of the systemic exposure, if any, of BL-7010 in the study patients. In March 2014, we announced that BL-7010 successfully completed the single administration, dose-escalation stage of this study. No serious adverse events were reported and there were no dose-limiting safety issues. Based on these positive safety and tolerability results, we will proceed with the repeated administration stage of the study.

Other Clinical Therapeutic Candidates

BL-5010

BL-5010 comprises a customized, proprietary, pen-like applicator containing a novel formulation of two acids, which is being developed for the non-surgical removal of skin lesions. Other formulations of the components of BL-5010 have already been approved for use in cosmetics. If approved, BL-5010 would be a convenient alternative to painful, invasive and expensive removal treatments for skin lesions, including cryotherapy, laser treatment and surgery, and may allow for histological examination. Since treatment with BL-5010 is non-invasive, we believe BL-5010 poses minimal infection risk, and requires no anesthesia or bandaging. BL-5010 is applied topically on a skin lesion for a few minutes with the pen-like applicator and causes the lesion to gradually dry out and fall off within one to four weeks. BL-5010P is a disposable, non-invasive, pen-like applicator containing the BL-5010 solution. We in-licensed the exclusive, worldwide rights to develop, market and sell BL-5010 from IPC in November 2007.

In June 2011, we received European confirmation from the BSI in the UK of the regulatory pathway classification of BL-5010 as a Class 2a medical device; the same classification was received for BL-5010P in April 2013. Our future development plans for this product include expansion into additional therapeutic indications, including actinic keratosis and warts. We are also currently engaged in meaningful discussions with potential partners for this asset.

Skin Lesions. Clinically diagnosed skin lesions, or a growth or patch of skin that does not resemble the area surrounding it, are very common and often constitute a cosmetic and functional annoyance. Moles and warts are examples of skin lesions. Seborrheic keratosis, or SK is a very common, benign skin lesion that commonly appears during adult life. Patients with SK often request treatment due to symptoms of itching and irritation, or due to cosmetic reasons. Such lesions can be painful and also tend to become injured and sometimes bleed and/or become infected. Actinic keratosis, AK, is a pre-cancerous skin condition that appears as a dry, scaly, sometimes hyperkeratotic lesion caused by prolonged and repeated sun exposure. AK is the most common pre-cancerous skin lesion and treatment of AK is the most frequent dermatologic procedure performed in out-patient clinics. Currently, skin lesions that are not suspected to be malignant are treated by methods such as cryotherapy, laser therapy, or electro-cauterization. Such treatments often lead to complications that include pain, bleeding and discharge, as well as infection, blistering and hematoma. These complications commonly necessitate the application of localized antibiotics as well as bandaging, are liable to cause further discomfort to the individual treated, and the healing process is liable to be slow and prolonged, and may lead to scarring. Furthermore, cryotherapy, laser therapy, and electro-cauterization destroy the treated skin region, making histopathological diagnosis of the skin lesions impossible. Surgery is used when histological examination of skin lesions is required. Surgery has to be conducted under sterile conditions and requires anesthesia. Furthermore, the cosmetic outcome of surgical removal is generally undesirable. The total AK and SK market is estimated at over $500 million worldwide.

Clinical Results. In June 2009, we initiated a phase 1/2 clinical trial in 60 patients with SK in Germany and the Netherlands to assess the safety and efficacy of BL-5010 in completely removing the lesion and to assess the cosmetic outcome of the novel treatment. In addition, the study was designed to assess the feasibility of preserving the cellular structure of skin lesions for subsequent histological exams. The study was completed in September 2010, and positive results were announced in December, 2010. The results of the trial show that for 96.7% of patients, the treated lesion fell off within 30 days of a single application of BL-5010. The results also showed that BL-5010 has a good safety profile, as no persistent irreversible adverse effects were observed at the treated site. None of the patients reported moderate or severe drug-related adverse events. Mild adverse events reported included skin and subcutaneous tissue disorders (n=5, 8.3%) and general and administration site disorders (n=2, 3.3%). Pruritus was the only drug-related adverse event reported by more than two patients (n=4, 6.7%). In addition, investigators and patients participating in the trial reported that they were very satisfied with the cosmetic outcome of the treatment in the majority of cases (investigators regarded the outcome as “good” or “excellent” 180 days following treatment in 94.6% of cases, and patients in 84% of cases). In addition, histological examination of treated lesions indicate BL-5010’s efficacy in preserving the cellular structure of treated lesions.

Clinical Trial. In January 2014, we received approval from the German Federal Institute for Drugs and Medical Devices, or BfArM, to commence a pivotal, CE Mark registration trial for BL-5010P, for the non-surgical removal of benign skin lesions. The primary objective of the single-arm, open-label, pivotal bridging study is to assess the efficacy of a single application of BL-5010 in the removal of SK lesions. We expect to enroll up to 20 patients at up to three leading sites in Germany. The primary study endpoint is the complete lesion removal rate at days 30, 90 and 180 after treatment. Secondary objectives include safety and tolerability, assessment of cosmetic outcomes by both patients and investigators, and the ability to preserve the treated SK lesions for histopathological diagnosis, which is a key differentiator for BL-5010P. We expect to begin this trial in the first half of 2014 and results are expected in the second half of 2014. We also plan to begin the CE Mark registration process in the second half of 2014.

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

We in-licensed the exclusive, worldwide rights to develop, and/or sell BL-7040 from Yissum in June 2011. Yissum had previously out-licensed the compound to Ester Neurosciences who performed phase 1 safety and pharmacokinetics studies and a phase 2a study examining the efficacy of the compound for the treatment of myasthenia gravis, an autoimmune, neurodegenerative disease. The compound was also found to target the innate inflammatory pathway and, therefore, we decided to develop the compound for the treatment of IBD and other inflammatory diseases.

Inflammatory Bowel Disease. IBD, including Crohn’s disease and ulcerative colitis, is a chronic inflammatory gastrointestinal disease characterized by chronic inflammatory conditions, abdominal pain, intestinal hemorrhaging, reduced nutritional uptake, bloating and alteration of bowel habits. According to Datamonitor, in 2009 there were estimated to be 890,000 people with Crohn’s disease, over half of them in the United States, and there are estimated to be 1.4 million cases of ulcerative colitis in the seven major markets. There are several specific treatment options available to treat IBD and many of the treatments are either insufficiently effective, very expensive or have serious side effects. IBD is a chronic autoimmune disease and none of the available treatments brings about a full cure. It is expected that through his/her lifetime an IBD patient will go through several rounds of treatment with an increased level of intensity and associated risk. Deferring treatment with corticosteroids, immunomodulators and surgery as much as possible is a primary treatment goal for physicians treating IBD. Approved treatments include steroids, which treat inflammation, and immunomodulators, which have an effect on the immune system. Many patients are referred to surgical treatment due to lack of efficacy by pharmacological agents. Biologics, which are therapeutics that are created by biologic processes rather than chemical synthesis, especially anti-TNFs (tumor necrosis factor - a protein actively involved in the inflammatory process), have become critical induction and maintenance agents. Remicade (infliximab), a treatment marketed by Janssen Biotech, Inc., a Johnson & Johnson company, Merck & Co. and Mitsubishi Tanabe Pharma, is the first approved anti-TNF for the treatment of IBD and is considered the gold standard of treatment. However, it is administered by IV, has a black box warning for serious infections and cancer and, like other biologics, is very expensive. Another approved treatment for IBD is Humira (adalimumab), which is self-administered by sub-cutaneous injection, giving it an advantage over treatments with other forms of administration. Humira is marketed by Abbot Laboratories and Eisai Co. Sales of existing drugs to treat IBD are estimated by Datamonitor to be $3.5 billion annually in the seven major markets. In 2013, the first biosimilar infliximab molecule gained regulatory approval in Europe.

Clinical and Preclinical Results. In March 2012, we commenced a phase 2a proof-of-concept study of BL-7040 to evaluate the effectiveness of BL-7040 for the treatment of IBD. Our phase 2a trial was an open-label study to evaluate the efficacy, pharmacodynamics, safety and tolerability of oral BL-7040 in 22 patients with moderately active ulcerative colitis, a type of IBD. Patients were treated for up to five weeks with BL-7040: 12mg/day for up to three weeks followed by 40mg/day for two additional weeks. The clinical trial was carried out at five sites in Israel: Sourasky Medical Center (Ichilov Hospital) in Tel Aviv; Hadassah Medical Center in Jerusalem; Shaare Zedek Medical Center in Jerusalem; Rambam Medical Center in Haifa; and Soroka Medical Center in Beer Sheva.

In April 2013, we announced positive results from this study. Sixteen of the 22 patients who were enrolled in the clinical trial completed the full five-week course of treatment and two-week follow-up. The primary clinical endpoint in the study – a 3-point and 30% reduction in the Mayo score between baseline and completion of treatment – was achieved. Fifty percent of patients (8 patients) met the primary endpoint, while the remaining 8 patients demonstrated a stable clinical condition or minor improvement. Fifty-six percent of patients (9 patients) demonstrated decreases of at least 1 point in the rectal-bleeding sub-score and 69% (11 patients) had rectal-bleeding sub-scores of ≤1 (in 6 of the 11 patients, no rectal bleeding was seen at all). Fifty percent of the patients completing study treatment also met certain secondary endpoints, such as a partial Mayo score reduction and mucosal healing evaluated by endoscopy sub-score measurements. Additional secondary endpoints in the study were the IBD Quality-of-Life Questionnaire, and the serum CRP and fecal calprotectin measurements. The results of these additional secondary endpoints were not conclusive, although certain positive trends were noted. BL-7040 was highly safe and well tolerated by the study participants, with a very low incidence of drug related, mild-to-moderate adverse events (AEs), as well as one serious adverse event (SAE) not related to the treatment. Both patients and investigators were very satisfied with the safety and tolerability profile of the treatment and, in particular, emphasized the ease of oral administration.

In November 2013, we announced additional results from this study showing significant improvement of disease measurements in biopsies taken from IBD patients treated with BL-7040. The histological and biochemical analyses of inflammation indicators reinforced the initial positive results of the study described above.

In order to perform the histological and biochemical analyses, biopsies were taken from trial participants before and after treatment. Biopsies from each time point were collected and randomly assigned to either a histological evaluation or to an assessment for levels of cytokines, considered as pro-inflammatory bio-markers. All analyses were performed in a blinded manner.

The histological results show that neutrophil levels were significantly reduced (p=0.002) in patients treated with BL-7040. Neutrophils are the major cellular participant in acute inﬂammation, and their presence in the colon mucosa is believed to play a key role in causing tissue damage and clinical symptoms in IBD patients. Neutrophil levels are known to decrease when a patient’s clinical condition improves. In this respect, all patients whose neutrophil levels were reduced also showed a clinical improvement as assessed by their Mayo score, the gold standard for assessing ulcerative colitis therapy.

An additional measure of disease severity is the level of the pro-inflammatory cytokine, interleukin 6 (IL-6). IL-6 is the predominant cytokine found in inflamed areas in ulcerative colitis patients, and its concentration correlates with the Mayo endoscopic score for disease severity. IL-6 levels were also significantly reduced (p=0.046) in patients treated with BL-7040, and most patients with reduced cytokine levels showed clinical improvement.

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

BL-8020

BL-8020 is a proprietary fixed-dose combination treatment composed of Ribavirin and Hydroxychloroquine, or HCQ. Efficacy results in replicon assays, as well as in ex-vivo infected human liver samples, showed a time and dose-dependent inhibitory effect of BL-8020 on HCV replication and infectivity. In addition, a synergistic effect with other anti-HCV agents was observed in these models. This effect on other therapies is likely to increase their potency and reduce the numerous adverse effects often associated with these drugs by reducing their effective doses. BL-8020 targets the infected host cells and inhibits HCV induced autophagy in the host. This unique mechanism of action differentiates BL-8020 from other currently used anti-HCV agents in its potential pan genotypic activity and high genetic barrier to resistance (low susceptibility for drug-resistant mutations to be developed by the virus). BL-8020 may also have an effect on other viral indications, such as dengue fever, and may be developed for such indications in the future.

Hepatitis C. Hepatitis C infection is a blood-borne infection of the liver caused by the hepatitis C virus (HCV) which becomes chronic in about 85% of cases. According to a 2011 report from Decision Resources, about 180 million people worldwide are chronically infected with HCV. In addition, HCV infection is the leading cause of liver transplantation and is a risk factor for liver cancer. The global hepatitis market was estimated at $6 billion in 2011 and is forecasted to grow to $20 billion by the end of the decade.

Preclinical Results. BL-8020’s safety and efficacy have been demonstrated in a number of pre-clinical studies. These studies have shown that BL-8020 has a synergistic effect with other anti-HCV agents that is likely to increase their potency and reduce the numerous adverse effects often associated with these drugs by enabling utilization of lower dosages.

Clinical Trial. In April 2013, we commenced a Phase 1/2 trial for BL-8020 in France. The study is an open-label trial to evaluate the efficacy, safety and tolerability of BL-8020 in patients infected with HCV. It is being conducted at two clinical sites in France and is intended up to 32 HCV-infected patients of any genotype who have previously failed or relapsed following treatment with the standard-of-care. The primary endpoint of the study is to evaluate the effect of a 16-week combination therapy with Ribavirin and HCQ. The study is specifically designed to allow intra-subject analysis, in order to determine the extent to which HCQ enhances Ribavirin’s antiviral activity. Due to a number of considerations, including the potential for other viral indications, as well as a re-prioritization of our pipeline, and after consultation with the licensors, we agreed with them that as of April 1, 2014, the license agreement would be terminated and that we would enter into a collaboration agreement whereby, among other things, the licensors agreed to take over development of the drug in consideration for 28% of future sublicense receipts by the licensors, and we agreed to supply, at the licensors’ request and in consideration for full payment, the drug needed for a clinical trial to be administered by the licensors. See “— In-Licensing Agreements — BL-8020.” Genoscience and Panmed will in the near future be deciding on the direction of the current phase 1/2 study as well as assessing potential additional indications.

Termination of BL-1020. BL-1020 was an orally administered antipsychotic for the treatment of schizophrenia. We in-licensed the worldwide, exclusive rights to research, develop and commercialize BL-1020 from Bar Ilan Research and Development and Ramot. In June 2011, we commenced the phase 2/3 CLARITY clinical trial with respect to BL-1020. The CLARITY trial was designed to be a randomized, double-blind trial to examine both acute (6 weeks) and long-term (24 weeks) cognitive and antipsychotic efficacy, safety and tolerability of BL-1020 on patients with acute schizophrenia.

In March 2013, we announced the discontinuation of the Phase 2/3 CLARITY trial of BL-1020 after the results from an interim analysis indicated that the trial would not meet the pre-specified primary efficacy endpoint. The interim analysis included data on 230 subjects, of which 168 were evaluable for analysis on the primary (six-week) cognitive endpoint. The analysis indicated insufficient efficacy of BL-1020, in comparison to Risperidone, relative to the cognitive primary and secondary (12-week and 24-week) endpoints. We then performed a complete analysis of the un-blinded study data on all enrolled patients in order to ascertain whether there could be potential for the product. No such potential was determined, and therefore in March 2014, the project was terminated.

Therapeutic Candidates in Preclinical Development

The table below sets forth the development status of our preclinical stage therapeutic candidates and the indications for which they are being developed.

Therapeutic
Candidate	Description	Indication	Status	In-Licensing Source

BL-8030	Small molecule	Hepatitis C	Preclinical studies; in collaboration with CTTQ for China and Hong Kong	Genoscience and RFS Pharma

BL-9010	Bi-specific antibody	Severe allergies/asthma	Preclinical studies	Yissum and University of Genoa, Italy

BL-9020	Monoclonal antibody	Type 1 Diabetes	Preclinical studies; in collaboration with JHL Biotech for China and Southeast Asia	Yissum, B.G. Negev Technologies and Hadasit Ltd.

Product Development Approach

We seek to develop a pipeline of promising therapeutic candidates that exhibit distinct advantages over currently available therapies or address unmet medical needs. Our resources are focused on advancing our therapeutic candidates through development and toward commercialization. Our current drug development pipeline consists of nine therapeutic candidates with an additional two therapeutic candidates in our EDP pipeline, a program primarily funded by one of our shareholders to support a portion of our early feasibility work on therapeutic candidates. See “Item 7. Related Party Transactions — Early Development Program Agreement.”

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

Once we identify a candidate, it enters our internal evaluation system and undergoes our rigorous selection process. We employ internal research efforts to evaluate candidates. We evaluate each compound’s potential for success by looking at the candidate’s efficacy, safety, total estimated development costs, technological novelty, patent status, market potential and approvability. Following evaluation and diligence, each therapeutic candidate is evaluated by our Scientific Advisory Board and by disease-specific advisors for external scientific review. Following a Scientific Advisory Board meeting, the compound is referred to either the EDP or more advanced feasibility testing. Candidates that have successfully progressed through our EDP will generally be subject to a shorter feasibility period once the compound is introduced to our pipeline as fewer studies will be required. At each step of the process, a therapeutic candidate is subjected to critical evaluation and potential termination. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. To date, we estimate we have screened over 2,000 compounds, and we have introduced more than 70 candidates to our Scientific Advisory Board for consideration, initiated development of 44 therapeutic candidates and terminated 35 feasibility programs.

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

Our development approach focuses on identifying and following what we believe will be successful pathways to commercialization. Our team has the expertise to move our candidates through all phases of preclinical and clinical development. Our staff includes professionals with extensive experience in drug development, chemistry, manufacturing and controls, or CMC, preclinical experimentation, clinical development, regulatory affairs and business development. We perform all of our development activities in our good laboratory practices, or GLP, grade chemistry laboratory or outsource these activities to contract research organizations, or CROs, that meet applicable regulatory standards. Following the generation of sufficient preclinical data, applications to regulatory authorities for the initiation of clinical trials are submitted. Phase 1 and 2 clinical trials are then conducted to demonstrate clinical proof of safety and efficacy. Following this stage of development we seek either to sublicense the therapeutic candidate to a pharmaceutical partner or, in certain circumstances, we may elect to complete development by ourselves. To the extent we in-license later stage compounds, we may eliminate certain of these development efforts.

Out-Licensing Agreement with Bellerophon

In 2009, we entered into a licensing arrangement with Bellerophon, pursuant to which we granted Bellerophon an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injury to the myocardial tissue of the heart. Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. We were responsible for the costs of the completed phase 1/2 studies. Bellerophon is responsible for the costs associated with conducting all other development and regulatory activities of BL-1040, including those costs relating to the completion of its clinical development, the conduct and funding of its commercialization and the prosecution and maintenance of patents.

Pursuant to the agreement, Bellerophon paid us an initial up-front payment equal to $7.0 million on the effective date of the agreement and in April 2010 paid us a milestone payment of $10.0 million. We are entitled to receive up to an additional $265.5 million from Bellerophon upon achievement of certain development, regulatory, and commercial milestones. In addition, we are entitled to receive from Bellerophon royalties from net sales of any product developed under the agreement ranging from 11% to 15%, depending on net sales levels achieved by Bellerophon or its sublicensees, as applicable. However, if Bellerophon is required to obtain a license from a third party in order to exercise its rights under the agreement with us, the royalty we receive on net sales may be less than 11%. We must pay 28% of all net consideration we receive from Bellerophon to B.G. Negev Technologies, the institution from which we initially in-licensed the development rights to BL-1040. See “— In-Licensing Agreements — BL-1040.” Certain payments we may receive from Bellerophon in the future, if at all, may be subject to a 15% withholding tax in the United States. We believe that we may be able to get a refund of withholding taxes paid in connection with future payments from the U.S. government but there can be no assurance that we will be able to get such a refund. In addition, we may be able to use U.S. taxes withheld from future payments as credits against Israeli corporate income tax, when we have income, if at all, but there can be no assurance that we will be able to realize the credits. Payments to B.G. Negev Technologies are to be made from the net amounts received from Bellerophon (i.e., net of the withholding taxes). We have agreed to pay Ramot a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology.

Bellerophon has the right to sublicense BL-1040 in arm’s-length transactions consistent with the terms and conditions of the license and commercialization agreement. If Bellerophon receives an upfront payment under a sublicense, Bellerophon is required to pay us 10% of such payment. We have the option to manufacture at least 20% of BL-1040 products pursuant to the terms of a supply agreement to be negotiated in good faith, provided this option is exercised six months prior to the date Bellerophon intends to file for regulatory approval for BL-1040 in the United States.

Bellerophon bears the costs of the worldwide prosecution and maintenance of the patents for BL-1040. We have the right to intervene and maintain our patents in any country where Bellerophon declines to file or prosecute those patents, or if it does not take actions necessary to avoid abandonment of those patents.

Our agreement with Bellerophon expires on a product-by-product basis and a country-by-country basis on the date royalties are no longer payable in connection with the product in a given country. Either party may terminate the agreement by providing 90 days’ written notice of a material breach of the agreement by the other party if the breaching party does not cure the breach during that time. In addition, Bellerophon may terminate the agreement upon 60 days’ prior written notice if Bellerophon determines, in its sole judgment, that the results of the development program under the agreement do not warrant further development of products under the agreement.

Other Out-licensing/Collaboration Agreements

CTTQ

In June 2013, we signed an out-licensing agreement with Jiangsu Chia-tai Tianqing Pharmaceutical Co., Ltd., or CTTQ, the leading Chinese pharmaceutical company in the liver disease therapeutic area, granting CTTQ exclusive rights to develop, manufacture and commercialize BL-8030, an orally available treatment for HCV, in China and Hong Kong, or the CTTQ Territory. We have retained the right to develop and commercialize BL-8030 in other parts of the world. Both parties are obligated to carry out in collaboration their allotted activities regarding the development of BL-8030 (including full access to data generated by the other party), and CTTQ is obligated to use commercially reasonable efforts to commercialize BL-8030 in the CTTQ Territory. CTTQ is responsible for the costs associated with development and regulatory activities of BL-8030 in its territory, including those costs relating to the completion of the clinical development of BL-8030, the conduct and funding of commercialization and the prosecution and maintenance of patents.

CTTQ has paid us a small upfront license fee and is obligated to pay us future development, regulatory and commercialization milestones, for a total potential deal value of approximately $30 million. In addition, we have the right to receive high single-digit royalties on future sales of the drug. We must pay a portion of all net consideration we receive from CTTQ to RFS Pharma, LLC and Genoscience, the companies from which we initially in-licensed the development rights to BL-8030.

CTTQ has the right to sublicense BL-8030 in the CTTQ Territory in arm’s-length transactions consistent with the terms and conditions of the license agreement.

Our agreement with CTTQ expires upon the cessation of all commercialization of BL-8030 in the CTTQ Territory. Either party may terminate the agreement by providing 30 days’ written notice of a material breach of the agreement by the other party if the breaching party does not cure the breach during that time. In addition, CTTQ may terminate the agreement (a) without cause upon 90 days’ prior written notice (subject, in certain cases, to payment of compensation to us) and (b) upon 30 days’ prior written notice in the event of any significant adverse clinical events or other adverse toxicity, safety or efficacy data relating to a product.

JHL

In January 2014, we signed a collaboration agreement with JHL Biotech, or JHL, a biopharmaceutical company that develops, manufactures, and commercializes biologic medicines, pursuant to which we will collaborate with JHL in the development and commercialization of BL-9020, a novel monoclonal antibody for the treatment of Type 1 diabetes. JHL will be responsible for all process development and manufacturing of BL-9020 during its pre-clinical and clinical development stages, and we will be responsible for all pre-clinical development of BL-9020. Responsibility for clinical development of BL-9020 will be shared by the parties on a regional basis. Under the terms of the agreement, JHL will have global manufacturing rights to BL-9020, along with development and commercialization rights in China and Southeast Asia, or the JHL Territory, and we will have development and commercialization rights in the rest of the world. In all development and manufacturing of BL-9020, JHL will adhere to FDA guidelines and regulations. Each party will have rights to all development and regulatory data generated under the agreement in order to commercialize BL-9020 in its respective territory.

Each party will be entitled to single-digit royalties on the sale of BL-9020 in the other party’s respective territory. We must pay 16% of all net consideration we receive from JHL to Yissum, B.G. Negev Technologies and Hadasit Medical Research Services and Development Ltd., the companies from which we initially in-licensed the development rights to BL-9020. See “— In-Licensing Agreements — BL-9020.” In addition, we are required to pay 12% of all net consideration we receive as a result of the out-licensing of BL-8030, including without limitation the net consideration we receive from JHL, to a party that is assisting us in the initial development of BL-8030.

JHL has the right to sublicense BL-9020 in the JHL Territory in arm’s-length transactions consistent with the terms and conditions of the license agreement.

Our agreement with JHL expires upon the later of the date on which JHL reasonably expects no additional sales of product in the JHL Territory or the date on which on which we reasonably expect that we will no longer receive additional sublicensing consideration or net sales. Either party may terminate the agreement by providing either 30 or 60 days’ written notice (depending on which provision of the agreement has been breached) of a material breach of the agreement by the other party if the breaching party does not cure the breach during that time.

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

Our in-licensing agreements generally provide for the following types of payments:

●
Revenue sharing payments. These are payments to be made to licensors with respect to revenue we receive from sub-licensing to third parties for further development and commercialization of our drug products. These payments are generally fixed at a percentage of the total revenues we earn from these sublicenses.

●
Milestone payments. These payments are generally linked to the successful achievement of milestones in the development and approval of drugs, such phases 1, 2 and 3 of clinical trials and approvals of new drug applications, or NDAs.

●
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

●
Additional payments. In addition to the above payments, certain of our in-license agreements provide for a one-time or periodic payment that is not linked to milestones. Periodic payments may be paid until the commercialization of the product, either by direct sales or sublicenses to third parties. Other agreements provide for the continuation of these payments even following the commercialization of the licensed drug product.

The royalty and revenue sharing rates we agree to pay in our in-licensing agreements vary from case to case but in most cases range from 22% to 29.5% of the consideration we receive from sublicensing the applicable therapeutic candidate. We are required to pay a substantially lower percentage, generally less than 5%, if we elect to commercialize the subject therapeutic candidate independently. In addition, milestone payments are not generally payable if revenue-sharing from an out-licensing transaction is greater than any relevant payments due under our in-licensing agreements.

The following are descriptions of our in-licensing agreements associated with our therapeutic candidates under clinical development. In addition to the in-licensing agreements discussed herein, we have entered into other in-licensing arrangements in connection with our therapeutic candidates in the advanced preclinical, feasibility and EDP stages.

BL-1040

In January 2005, we in-licensed the rights to BL-1040 under a license agreement with B.G. Negev Technologies. Under the agreement, B.G. Negev Technologies granted us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to injectable alginate biomaterials and the uses thereof. Upon execution of the agreement, we were obligated to make an initial payment and to make annual payments equal to $30,000, subject to certain conditions. To date we have paid $700,000 under the BL-1040 in-license agreement, to cover the initial fee and annual fees. We are obligated to make a low, single digit royalty payment on net sales, subject to certain limitations if we manufacture and sell products developed under the agreement on our own. We also have the right to grant sublicenses for the licensed technology and are required to pay B.G. Negev Technologies a payment of 28% of the net revenues (after giving effect to withholding taxes and other deductions) we receive as consideration in connection with any sublicensing, co-marketing or co-promotion, or a permitted assignment, of BL-1040, which includes those under our licensing agreement with Bellerophon. We have agreed to pay Ramot a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology. We have also agreed to indemnify Ramot and certain of its related parties in connection with our use of the technology we in-licensed from B.G. Negev Technologies.

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

There were no upfront payments due under the agreement. We are obligated to pay a monthly development fee for certain development services that Biokine has committed to provide to us under the agreement, as follows:

●	during the initial 12-month period following execution of the agreement; $100,000 per month;

●
after the initial 12-month period and continuing until the earlier of (i) completion of the clinical trials contemplated under the agreement or (ii) grant of a sublicense, as follows: $65,000 per month for the following 12 months, $60,000 per month for the next six months and $50,000 per month thereafter until the earlier of the completion of the two clinical trials contemplated by the parties or the grant of a sublicense pursuant to the agreement

We are responsible for paying all development costs incurred by the parties in carrying out the development plan.

The agreement contemplates two non-comparative clinical trials studying the effects of BL-8040 on two types of cancer.  If both clinical trials contemplated under the agreement are completed within a given period, we are obligated to pay Biokine a bonus of $250,000. This is the sole milestone payment due under the agreement.

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

Before we in-licensed BL-8040, Biokine had received funding for the project from the OCS, and as a condition to OCS giving its consent to our in-licensing of BL-8040, we were required to agree to abide by any obligations resulting from such funding. However, if we become legally required to make payments to the OCS in respect of grants made to Biokine, we have the right to offset the full amount of such grants from any payments otherwise due to Biokine as sublicensing royalties as described above.

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

BL-7010

In February 2011, we in-licensed the rights to BL-7010 under a license agreement with Univalor, the technology transfer office for the University of Montreal. Under the agreement, Univalor granted us an exclusive, worldwide, sublicensable license to research, have researched, develop, have developed, manufacture, have manufactured, use, market, distribute, offer for sale, sell, have sold, export and import products that comprise, contain or incorporate a certain invention relating to polymeric binders for celiac disease and/or provide services relating thereto. Notwithstanding the exclusive license, the University of Montreal retained the right to use the licensed invention and patents for academic (i.e., non-commercial) research and teaching purposes. Under the agreement, we are required to use commercially reasonable efforts to carry out the development work necessary to develop products under the agreement in accordance with a specified development plan.

   According to the terms of the agreement, we paid Univalor CAD 75,000 as reimbursement for a portion of all past documented patents costs relating to the registration and maintenance of the licensed patents. In addition, we paid Univalor a non-refundable license issue fee in the amount of CAD 25,000. On each anniversary of the execution of the agreement, we have paid an annual, non-refundable license maintenance fee of CAD 25,000 and will continue to pay such annual maintenance fee until such time as we become obligated to pay minimum annual royalties after the first commercial sale made by us, our affiliates or our sublicensees. These minimum annual royalties will be in the amount of CAD 50,000 on January 1 following the first anniversary of the first commercial sale and the amount of CAD 150,000 on January 1 following the second anniversary of the first commercial sale and on January 1 of every succeeding calendar year. If we manufacture and/or sell in any way products under the license, we are obligated to pay Univalor royalties in the amount of 3.5% of net sales made in a country where there is a Licensed Patent and 1.75% of net sales made in a country where there is no Licensed Patent. The minimum annual royalties are fully creditable against actual royalties due. The agreement obligates us to pay milestone payments on the occurrence of each of the following: enrollment of the first patient in the first Phase I clinical trial relating to the licensed products; enrollment of the first patient in the first Phase II clinical trial relating to the products; enrollment of the first patient in the first Phase III clinical trial relating to the products; the first filing of a new drug application (NDA) or equivalent for the products; and receipt of a first regulatory approval from any relevant registration authority (e.g. FDA, TPD or EMEA) for the products. If we grant sublicenses of our rights under the license, we are required to pay Univalor a payment of either 22% or 25% of the consideration we receive in connection with the grant of a sublicense or option to obtain a sublicense, subject to certain criteria. Royalties are payable under the agreement beginning with the first commercial sale of a product under the agreement and expiring on the expiration of the last valid patent claim in or covered by any patent application related to any of the licensed invention, the licensed patents, the improvements made therein, or any other patent pertaining to such invention or improvements, whichever expires last.

Either we or Univalor may terminate the agreement immediately upon written notice to the other relating to bankruptcy and insolvency matters, upon 60 days’ written notice of a material breach if such breach is not cured. Notwithstanding the foregoing, a party is entitled to an extra 30 days to cure a breach if the breach is not capable of cure during the stated period if the breaching party uses diligent good faith efforts to cure the breach. Termination of the agreement will result in the termination of the license and, accordingly, the licensed invention and all rights included therein will revert to Univalor. All sublicenses under the agreement are required to provide that, upon termination of the license the sublicense shall terminate; provided that as long as the sublicensee is not in breach of the sublicense agreement at such time to the extent that we would have the right to terminate the sublicense, Univalor will be required to act in one of the two following ways: either (a) take over the sublicense; or (b) enter into a new agreement with the sublicensee on substantially the same terms as those contained in the existing sublicense agreement.

We have the first right to prepare, file, prosecute and maintain any patent applications and patents in respect of the licensed invention and any part thereof, at our expense, subject to certain conditions. We are required to make all the reasonable efforts necessary to obtain and maintain patent protection of the licensed technology in at least the following countries: Canada, the United States, France, Italy and Belgium. We have the right, but not the obligation, to take action in the prosecution, prevention or termination of any infringement of patents licensed under the agreement. We are responsible for the expenses of any patent infringement suit that we bring, including the expenses incurred by Univalor in connection with such suits. We are entitled to reimbursement from any awards or settlements recovered in such suit or in the settlement thereof for all costs and expenses involved in the prosecution of any such suit. If we elect not to pursue any action in connection with infringement, Univalor may elect to do so. In such event, Univalor will be responsible for the expenses of any patent infringement suit that it brings, including the expenses incurred by Univalor in connection with such suits and be entitled to reimbursement from any awards or settlements recovered in such suit or in the settlement thereof for all costs and expenses involved in the prosecution of any such suit.

BL-5010

In November 2007, we in-licensed the rights to develop and commercialize BL-5010 under a license agreement with IPC. Under the agreement, IPC granted us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to an acid-based formulation for the non-surgical removal of skin lesions and the uses thereof. We are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. We were required to pay to IPC a license fee amounting to $400,000, which we have paid in full. We are also required to make low, single digit royalty payments on the net sales of the licensed technology if we manufacture and sell it on our own, subject to certain limitations. Our royalty payment obligations are payable on a product-by-product and country-by-country basis, until the last to expire of any patent included within the licensed technology in such country. We also have the right to grant sublicenses for the licensed technology and are required to pay IPC a payment, within our standard range of sublicense receipt consideration, based on the revenues we receive as consideration in connection with any sublicensing, development, manufacture, marketing, distribution or sale of the licensed technology.

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

Upon execution of the agreement, we were obligated to make a $30,000 initial payment to Yissum for all previous documented expenses and costs directly incurred by Yissum relating to the registration and maintenance of the licensed patents. We are obligated under the agreement to pay license fees as follows: $150,000 upon completion of the dosing of the last patient to be enrolled in the first phase II clinical trial with respect to a product under the agreement; and $450,000 upon enrollment of the first patient in a phase III clinical trial of a product under the agreement. We are obligated to make a 4.5% royalty payment on net sales of products, subject to certain limitations, if we manufacture and sell products developed under the agreement on our own. These royalties are reduced to 2% with respect to sales in any country after the expiration in such country of the last to expire patent with a valid claim. If we grant sublicenses of our rights in the licensed technology, we are required to pay Yissum a payment of either 28% or 29.5% of the consideration we receive in connection with the grant of a sublicense or option to obtain a sublicense, subject to certain criteria. In any event, however, the consideration that we are required to actually pay to Yissum as a result of royalties or other sales related consideration that we receive from sublicenses shall not be less than 3.5% of the net sales which form the basis for computation of the royalties paid to us by such sublicensees. In addition, if we sublicense or assign the rights to the licensed technology and/or development results under the agreement to a company-owned entity established for the sole purpose of commercializing and developing the licensed technology and the development results, Yissum may elect to receive 12.5% of the entity’s ordinary shares and reduced royalties and sublicense fees equal to 1.875% and 12.5%, respectively.

In addition, we are required, upon the completion of the development of any product under the agreement, to use commercially reasonable efforts to maximize net sales of the product on a regular and consistent basis.

Royalties are payable under the agreement beginning upon the first commercial sale of a product under the agreement and expiring on a country-by-country basis on the occurrence of the later of (a) the expiration in such country of the last-to-expire patent with a valid claim and (b) the elapse of 15 years from the date of the first commercial sale of a product under the agreement in the country. Either we or Yissum may terminate the agreement immediately upon written notice to the other relating to bankruptcy and insolvency matters, upon 60 days’ written notice of a material breach if such breach is not cured, and upon 90 days with notice of a non-material breach, is such breach is not cured. Notwithstanding the foregoing, a party is entitled to an extra 30 days to cure a breach if the breach is not capable of cure during the stated period if the breaching party uses diligent good faith efforts to cure the breach. In addition, Yissum may terminate the agreement (a) immediately if an attachment is made over our assets and/or execution proceedings are taken against us and are not set aside within 60 days of the date of attachment or proceedings, as applicable and (b) if we fail to pay, in full, the research fee under a related sponsored research agreement upon 30 days’ notice, subject to certain exceptions. We may terminate the license agreement for any reason on 30 days’ prior written notice to Yissum.

Termination of the agreement will result in the termination of the license and, accordingly, the licensed technology and all rights included therein will revert to Yissum. All sublicenses under the agreement are required to provide that, upon termination of the license, in whole or in part, that is, with respect to any country, the sublicense shall terminate; provided that as long as the sublicensee is not in breach of the sublicense agreement at such time to the extent that we would have the right to terminate the sublicense, Yissum will be required to act in one of the two following ways: either (a) enter into a new agreement with the sublicensee upon substantially the same terms as the sublicense as long as the terms are amended such that Yissum is not subject to any obligation or liability which are not included in, or in greater scope than, Yissum’s obligations or liabilities under the license agreement; or (b) require the sublicensee to enter into a new license agreement on substantially the same terms and conditions as those contained in the license agreement.

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

BL-8020

In January 2012, we in-licensed the rights to BL-8020 under a license agreement with Panmed and Genoscience. Under the agreement, the licensors granted us an exclusive, worldwide, sublicensable license to research, have researched, develop, have developed, manufacture, have manufactured, use, market, distribute, offer for sale, sell, have sold, export and import certain technology relating to the use of HCQ for the treatment of HCV. Under the license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan. In accordance with this obligation, in April 2013, we commenced a Phase 1/2 trial for BL-8020 in France. Due to a number of considerations, including the potential for other viral indications, as well as a re-prioritization of our pipeline, and after consultation with the licensors, we agreed with them that as of April 1, 2014, the license agreement would be terminated and that we would enter into a collaboration agreement whereby, among other things, the licensors agreed to take over development of the drug in consideration for 28% of future sublicense receipts by the licensors, and we agreed to supply, at the licensors’ request and in consideration for full payment, the drug needed for a clinical trial to be administered by the licensors. Genoscience and Panmed will in the near future be deciding on the direction of the current phase 1/2 study as well as assessing potential additional indications.

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

Patents

As of March 14, 2014, we oned or exclusively licensed for uses within our field of business 17 patent families that collectively contain over 43 issued patents, 7 allowed patent applications and over 43 pending patent applications relating to the five clinical candidates listed below. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our five therapeutic candidates are described below and include both issued patents and pending patent applications we exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

●
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

●
With respect to BL-8040, we have an exclusive license to two patent families that cover the molecule that is the active ingredient of our proprietary drug.  Patents and patent applications of these families have been granted or are pending in the United States, Europe, Japan and Canada. The patents and any patents to issue in the future based on pending patent applications in these families will expire in 2023 (in the United States) and 2021 (in other countries) , plus any applicable patent term extension.  In addition, we have an exclusive license to seven other patent families pending worldwide directed to the use of BL-8040 for the treatment of certain types of cancer, thrombocytopenia and immunotherapy. Furthermore, we have Orphan Drug status for both AML and stem cell mobilization, as well as exclusivity protection afforded to BL-8040 as a new chemical entity, or NCE.

●
With respect to BL-7010, we have an exclusive license to a patent family directed to the BL-7010 composition and its use for the treatment of celiac disease. Patents and patent applications of this family have been granted or are pending in the United States, Israel, Europe, Japan, Canada, Brazil, China, India, Mexico, Russia and Australia. The issued patents and any patents to issue in the future based on pending patent applications in this family will expire in October 2026, with a possibility of up to five years of patent-term extension.

●
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

●
With respect to BL-7040, we have an exclusive license to a patent family that covers the molecule that is the active ingredient of our proprietary drug. Patents and patent applications corresponding to the international patent application have been granted or are pending in the United States, Israel, Europe, Japan, Canada, New Zealand and India. The patents and any patents to issue in the future based on pending patent applications in this family will expire in 2021, plus any applicable patent term extension. We also have an exclusive license to a patent family claiming the use of BL-7040 for the treatment of inflammatory diseases such as IBD. Patents and patent applications corresponding to the international patent application are pending in the United States, Europe and Japan. The patents and any patents to issue in the future based on pending patent applications in this family will expire in 2023. In addition, we have exclusivity protection afforded to BL-7040 as an NCE.

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

Trade Secrets

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements and assignment of invention agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, such agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

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

J. Aaron Ciechanover, M.D., Ph.D.
Professor Ciechanover is a Distinguished University Professor in the Faculty of Medicine of the Technion. He is a recipient of many prizes, among them the Nobel Prize in Chemistry (2004), the Israel Prize in Biological Research (2003) and the Albert Lasker Award for Basic Medical research (2000). He is a member of numerous learned societies, among them the Israeli Academy of Sciences and Humanities, the National Academy of Sciences and the Institute of Medicine of the National Academies (U.S.) (Foreign Member).

Aliza Eshkol, Ph.D.
Dr. Eshkol is an independent scientific advisor for pharmaceutical development. She retired as Vice President for Scientific Affairs, Serono International SA, Geneva, Switzerland. Dr. Eshkol is a member of several national and international professional societies.

Gianni Gromo, M.D., Ph.D.
Dr. Gromo is the founder of Gromo Consulting, whose focus is primarily on R&D strategies for discovering new medicines, as well as a partner at Versant Ventures, a leading global health care venture capital firm. Until November 2012, Dr. Gromo headed various R&D units at F. Hoffmann-La Roche Ltd., mainly in the areas of metabolic, renal and vascular diseases. His last position at the company was as head of the R&D organization in China.

David Ladkani, M.D.
Dr. Ladkani has held roles of increasing responsibility in R&D, business development and medical affairs at senior levels for 32 years at Teva. His most recent position at Teva has been Vice President Research, Scientific Affairs. Dr. Ladkani is the recipient of the Rothschild Award for innovation and is widely published in the field of multiple sclerosis treatments.

Yaakov Naparstek, M.D.
Professor Naparstek is the Senior Deputy Director General for Research & Academic affairs in the Hadassah Medical Organization. His main research interests are in the field of autoimmunity, systemic lupus erythematosus, autoimmune arthritis and inflammatory bowel diseases.

Moshe Phillip, M.D.
Professor Phillip is the Chairman of our Scientific Advisory Board and has been a member since 2004. From 2004 through December 2013, Prof. Phillip was our Vice President of Medical Affairs and Senior Clinical Advisor. Prof. Phillip is the Director of the Institute for Endocrinology and Diabetes of the Israel National Center for Childhood Diabetes at Schneider Children’s Medical Center of Israel and the Vice Dean for Research and Development at the Sackler School of Medical Education at Tel Aviv University.

Itamar Shalit, M.D.
Professor Shalit is Associate Professor in Pediatrics, Sackler Faculty of Medicine, Tel-Aviv University. In addition, he is founder, consultant and board member of NasVax Ltd., an Israeli biotechnology company; a board member of Mor Institute for Medical Information; a board member of Migal – Galilee Research Institute; CEO of The Galilee Bio-Medical Research Administration; and delegate of the Israeli Ministry of Health to the European SAB of Infect-Era.

Yosef Yarden, Ph.D.
Professor Yarden is the head of the Signal Transduction and Growth Factors Laboratory of the Weizmann Institute of Science. He is member of the Israel Academy of Sciences and Humanities and President of the Federation of the Israel Societies of Experimental Biology (FISEB). Among his many awards, in the last three years he received the Susan G. Komen for the Cure® Brinker Award for Scientific Distinction in Basic Research, and the Ernst W. Bertner Memorial Award of the MD Anderson Cancer Center.

Manufacturing

Our laboratories, which are located in our headquarters in Jerusalem, Israel, are compliant with both current good manufacturing practices, or cGMP, and Good Laboratory Practices, or GLP, and allow us to manufacture drug products for our current clinical trials. The suppliers of the drug substances used for our current clinical trials have the necessary approvals as well. See “— Property, Plant and Equipment.” If we decide to perform any phase 3 clinical trial with respect to, or commercialize, any therapeutic candidate on our own, we anticipate that we will rely on third parties to produce the therapeutic supplies. We have limited personnel with experience in drug or medical device manufacturing and we lack the resources and capabilities to manufacture any of our therapeutic candidates on a commercial scale.

Under our out-licensing agreement with Bellerophon with regard to BL-1040, we have the option to manufacture at least 20% of BL-1040 products pursuant to the terms of a supply agreement to be negotiated in good faith with Bellerophon. See “— Out-Licensing Agreement with Bellerophon.” There can be no assurance that our therapeutic candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. Under our collaboration agreement with Panmed and Genoscience with regard to BL-8020, we have agreed to supply, at the licensors’ request, the drug needed for a clinical trial to be administered by the licensors, subject to the parties agreeing to commercially reasonable supply terms. We and our contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products or medical devices. We and our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with cGMP, for drugs or QSR for devices on an ongoing basis, mandated by the FDA and other regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

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

BL-1040

We are not aware of any marketed products for the prevention of ventricular remodeling following an AMI that, like BL-1040, are injectable and form a protective scaffold that supports the heart muscle during recovery and repair. If approved, BL-1040 will face competition from a number of therapies aimed at preventing ventricular remodeling and subsequent congestive heart failure (CHF) in different ways. Other treatments for ventricular remodeling include BioHeart, Inc.’s MyoCell® implantation procedure, Paracor Medical, Inc.’s HeartNetTM and LoneStar Heart’s Algisyl-VR. These devices are indicated for different patient populations than BL-1040 and require surgery. For example, CorCapTM is indicated for patients already suffering from congestive heart failure and requires surgery to apply the device. In addition, NuroVive’s Ciclomulsion formulation of cyclosporine is a drug evaluated for use in treatment of patients suffering from reperfusion injury or given to patients experiencing AMI just before percutaneous coronary intervention, and can therefore partially compete with BL-1040.

BL-8040

If approved, BL-8040 will compete with currently approved treatments for AML that include chemotherapy (Doxorubicin, Cyclophosphamide, Vincristine), radiation therapy and stem cell transplantation. In addition there are a number of potentially competitive compounds under development to treat AML including, among others: AMD 3100 (Mozobil), which is being developed by Genzyme and Sanofi; Dacogen (decitabine), which is being developed by Eisai and Johnson &Johnson; Vidaza (azacitidine), which is being developed by Celgene; Vosaroxin, which is being developed by Sunesis Pharmaceuticals; Midostaurin, which is being developed by Novartis; Quizartinib, which is being developed by Ambit; Volasertib, which is being developed by Boehringer Ingelheim; fludarabine, which is being developed by Sanofi; Uprosertib developed by GSK; PLX-3397 developed by Plexxikon Inc.; Vismodegib developed by Roche and Chugai; Lenalidomide developed by Celgene; erlotinib developed by Roche Astellas and Chugai; Trametinib developed by GSK; Vorinostat developed by Merck and Co.; Selumetinib developed by Astra Zeneca; SGI-110 developed by Astex Pharmaceuticals; filanesib developed by Array Biopharma; OCV-501 developed by Otsuka Pharmaceuticals; Birinapant developed by Tetralogic Pharmaceuticals; Alvocidib developed by Tolero Pharmaceuticals Inc; Pracinostat developed by MEI Pharma; Rigosertib developed by Onconova Therapeutics; and Sapacitabine developed by Cyclacel Pharmaceuticals. Some of these treatments are currently developed for specific AML patient populations and lines of treatments and not for the entire AML population. It should be noted that because cancer treatment in general and AML treatment in particular rely on the administration of combinations of drugs to achieve the greatest therapeutic activity, the treatments detailed above are in most cases not envisioned to be mutually exclusive with BL-8040.

BL-7010

If approved, BL-7010 will compete with other products for treatment of celiac disease that are currently undergoing development such as larazotide acetate (Alba Therapeutic Corp.), which inhibits the activity of Zonulin; latiglutenase (Alvine Pharmaceuticals Inc.), which is a combination of gluten targeting proteases and endopeptidases. Celiac patients are prescribed a gluten-free diet to relieve their disease symptoms. Nevertheless the symptoms persist in most cases despite the patient’s following a gluten-free diet. BL-7010, as well as the treatments specified above, is envisioned to be prescribed to patients who are on a gluten-free diet but still suffer from disease symptoms.

BL-5010

If approved, BL-5010 will compete with a variety of approved destructive and non-destructive treatments for skin lesions. Surgery is currently the most common approved non-destructive treatment for skin lesions but is invasive and painful, and generally results in cosmetically undesirable outcomes. Destructive treatments are associated with pain. Destructive treatments include cryotherapy, laser therapy, electrodessication, curettage and several cream-based treatments including Imiquimod, Disclofenac sodium, 5-Fluorouracil, Picato (Leo Pharma) and Metvix® (Galderma Pharma. Picato involves repeated administrations for 2-3 days. Metvix involves exposure of the skin lesion to red light after the application of the cream. Both have been approved in many countries. BL-5010 requires a single application and does not require the use of any equipment. We are not aware of any marketed products or procedures for the preservation of skin lesions besides surgical removal.

BL-7040

If approved, BL-7040 will compete with currently marketed steroids, immunomodulators and immunomodulatory antibodies. Approved treatments for IBD currently include anti-TNFs, such as Remicade (infliximab, Janssen Biotech, Inc., a Johnson & Johnson company, Merck & Co. and Mitsubishi Tanabe Pharma) Humira (adalimumab, Abbott Laboratories and Eisai Co.), Cimzia (certolizumab, UCB, Inc.) and Simponi (golimumab, Janssen Biotech, Inc., Merck & Co. and Mitsubishi Tanabe Pharma), as well as antibodies inhibiting immune cell migration such as Tysabri (natalizumab, Biogen and Elan) and Vedolizumab (Takeda). In addition there are generic brands of mesalazine, a 5-aminosalicylate, and the recently launched Budesonide MMX (Cosmo Pharmaceuticals, Ferring Pharmaceuticals and Santarus). The first biosimilar version of infliximab was approved for use in Europe in 2013. We are also aware of a number of potentially competitive compounds under development, including , Xeljanz (tofacitinib, Pfizer Inc.), a Jak 1 inhibitor, and Vedolizumab (Takeda, Millenium Pharmaceuticals), a MAdCAM inhibitor /integrin alpha-4/beta-7 antagonist; Ustekinomab (Johnson & Johnson), an anti-IL-12/IL23 mAb and AJM-300 (Ajinomoto), an Integrin alpha-4/beta-7 antagonist.

BL-8020

HCV treatment consists of either a combination of interferon and ribavirin alone or together with a combination of direct anti-viral agents (DAAs) of several classes including NS3/4 protease inhibitors, NS5A inhibitors and NS5B inhibitors. Recently, treatment regimens that do not include interferon have been approved, and treatment regimens without ribavirin are at advanced stages of development. If approved, BL-8020 will compete with currently approved anti-HCV treatments that include Sovaldi (sofosbuvir, Gilead Sciences); Olysio (simeprevir, Janssen Therapeutics and Medivir); Victrelis (boceprevir, Merck and Co); and Incivek (telaprevir, Janssen Pharmaceuticals and Vertex Pharmaceuticals). Compounds under development include ledipasvir (Gilead Sciences); faldaprevir and deleobuvir (Boehringer Ingelheim Corp); asunaprevir, daclatasvir and becalbuvir (Bristol Myers Squibb); vaniprevir and elbasvir (Merck and Co.); and ABT-450, ritonavir, dasabuvir and ombitasvir (AbbVie). BL-8020’s mechanism of action suggests that it could potentially be suitable for treatment of other virological infections, each of which has numerous competing treatments approved or in advanced stages of development.

Insurance

We maintain insurance for our offices and laboratory in Israel. This insurance covers approximately $3.8 million of equipment, consumables and lease improvements against risk of fire, lightning, natural perils and burglary (the latter coverage limited to $250,000), and $1.5 million of consequential damages (covering fixed damages and extra expenses). For our clinical trial activities, we carry life science liability insurance covering general liability with a coverage amount of $10.0 million per occurrence, product liability with an annual coverage amount of $5.0 million in the aggregate, and clinical trial insurance with a coverage amount of $10.0 million in the aggregate. The maximum indemnity for a single occurrence or circumstances under this policy is $10.0 million. In addition to this policy, we carry excess liability insurance with a coverage amount of $5.0 million which increases the coverage limit provided by our life science insurance package. In addition, we maintain the following insurance: employer liability with coverage of approximately $10.0 million; third party liability with coverage of approximately $5.0 million; all risk coverage of approximately $2.0 million for electronic and mechanical equipment; and directors and officers’ liability with coverage of $20.0 million.

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

Summaries of the United States, EU and Israeli regulatory processes follow below.

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

Unless a drug is exempt from the NDA process, the steps required before a drug may be marketed in the United States include:

●	preclinical laboratory tests, animal studies and formulation studies;

●	submission to the FDA of a request for an investigational new drug, or IND, to conduct human clinical testing;

●	adequate and well controlled clinical trials to determine the safety and efficacy of the drug for each indication;

●	submission to the FDA of an NDA;

●	a potential public hearing of an outside advisory committee to discuss the application;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is manufactured; and

●	FDA review and approval of the NDA.

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

NDAs and BLAs

After successful completion of the required clinical testing, an NDA, or in the case of certain biological products a Biological Product Application, or BLA, is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before product marketing may begin in the United States. The NDA/BLA must include the preclinical and clinical testing results and a compilation of detailed information relating to the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. In certain cases, an application for marketing approval may include information regarding the safety and efficacy of a proposed drug that comes from trials not conducted by, or for, the applicant and for which trials the applicant has not obtained a specific right to reference. Such an application, known as a 505(b)(2) NDA, is permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication. A 505(b)(2) type application is not available for drugs subject to BLAs. As interpreted by the FDA, Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product. Under this interpretation, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA’s finding of safety and efficacy of the previously approved product coupled with new clinical data and information needed by the FDA to support the change. NDAs submitted under 505(b)(2) are potentially subject to patent and non-patent exclusivity provisions which can block effective approval of the 505(b)(2) application until the applicable exclusivities have expired, which in the case of patents may be several years. The cost of preparing and submitting an NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor under an NDA approved by the FDA is also subject to annual product and establishment user fees. These fees are typically increased annually. Separate fees are payable for an Abbreviated New Drug Application, or ANDA, and for Biosimilar Biological Product Development, or BPD.

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

FDA Approval or Clearance of Medical Devices

In the United States, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the controls the FDA determines necessary to reasonably ensure their safety and efficacy:

●	Class I: general controls, such as labeling and adherence to Quality System Regulations, or QSRs;

●	Class II: general controls, pre-market notification (510(k)), and specific controls such as performance standards, patient registries, and postmarket surveillance; and

●	Class III: general controls and approval of a PMA.

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

If human clinical trials of a medical device are required and the device presents a significant risk, the sponsor of the trial must file an investigational device exemption, or IDE, application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and/or laboratory testing. If the IDE application is approved by the FDA and one or more institutional review boards, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more institutional review boards without separate approval from the FDA. Submission of an IDE does not give assurance that the FDA will approve the IDE and, if it is approved, the FDA may determine that the data derived from the trials do not support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study indication or the rights, safety or welfare of human subjects. The trial also must comply with the FDA’s IDE regulations and informed consent must be obtained from each subject.

European Economic Area

A medicinal product may only be placed on the market in the European Economic Area, or EEA, composed of the 27 EU member states, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of a member state pursuant to Directive 2001/83/EC, as amended, or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004 or its predecessor, Regulation 2309/93. There are essentially three EU procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the EEA.

Centralized Procedure

Regulation 726/2004/EC now governs the centralized procedure when a marketing authorization is granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the European Medicines Agency, or EMA. That authorization is valid throughout the entire EEA and directly or (as to Norway, Iceland and Liechtenstein) indirectly allows the applicant to place the product on the market in all member states of the EEA. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products, as described in the Annex to Regulation 726/2004, must be authorized centrally. These are products that are developed by means of a biotechnological process in accordance with Paragraph 1 to the Annex to the Regulation or veterinary products designed to promote animal growth or increase yield in accordance with Paragraph 2. The mandatory centralized procedure is applicable to: (a) medicinal products for human use containing a new active substance for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorder or diabetes;. (b) autoimmune diseases and other immune dysfunctions and viral diseases; all medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000;   and (c) advanced therapy medicinal products, such as gene therapy, tissue engineered and somatic cell therapy products. An applicant may also opt for assessment through the centralized procedure if it can show that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization centrally is in the interests of patients at the EU level. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the decision granting a marketing authorization. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. A refusal of a centralized marketing authorization constitutes a prohibition on placing the given medicinal product on the market in the EU.

Mutual Recognition and Decentralized Procedures. With the exception of products that are authorized centrally, the competent authorities of the member states are responsible for granting marketing authorizations for medicinal products placed on their markets. If the applicant for a marketing authorization intends to market the same medicinal product in more than one member state, the applicant may seek an authorization progressively in the EU under the mutual recognition or decentralized procedure. Mutual recognition is used if the medicinal product has already been authorized in a member state. In this case, the holder of this marketing authorization requests the member state where the authorization has been granted to act as reference member state by preparing an updated assessment report that is then used to facilitate mutual recognition of the existing authorization in the other member states in which approval is sought (the so-called concerned member state(s)) in accordance with Article 28 of Directive 2001/83/EC. The reference member state must prepare an updated assessment report within 90 days of receipt of a valid application. This report together with the approved Summary of Product Characteristics, or SmPC (which sets out the conditions of use of the product), and a labeling and package leaflet are sent to the concerned member states for their consideration. The concerned member states are required to approve the assessment report, the SmPC and the labeling and package leaflet within 90 days of receipt of these documents. The total procedural time is 180 days.

The decentralized procedure is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. The applicant requests a member state of its choice to act as reference member state to prepare an assessment report that is then used to facilitate agreement with the concerned member states and the grant of a national marketing authorization in all of these member states. In this procedure, the reference member state must prepare, for consideration by the concerned member states, the draft assessment report, a draft SmPC and a draft of the labeling and package leaflet within 120 days after receipt of a valid application. As in the case of mutual recognition, the concerned member states are required to approve these documents within 90 days of their receipt. In both procedures, national marketing authorizations shall be granted within 30 days after acknowledgement of the agreement.

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

There are various types of applications for marketing authorizations. The legal basis for all types of application is set out in Directive 2001/83/EC and in Regulation (EC) No726/2004.

Full Applications. A full application is one that is made under any of the EU procedures described above and “stands alone” in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83 (as amended) to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(l) in particular refers to the need to present the results of the applicant’s research on (1) pharmaceutical (physical-chemical, biological or microbiological) tests, (2) preclinical (toxicological and pharmacological) studies and (3) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC, as amended. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

Abridged Applications. Article 10 of Directive 2001/83/EC contains exemptions from the requirement that the applicant provide the results of its own preclinical and clinical research. There are three regulatory routes for an applicant to seek an exemption from providing such results, namely (1) cross-referral to an innovator’s results without consent of the innovator (used for generic medicines or similar biological medicinal products as well as for new fixed combination products), (2) well established use according to published literature and (3) consent to refer to an existing dossier of research results filed by a previous applicant.

Cross-referral to Innovator’s Data

Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with EU provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of preclinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

●	having the same qualitative and quantitative composition in active substance as the reference medicinal product;

●	having the same pharmaceutical form as the reference medicinal product; and

●	whose bioequivalence with the reference medicinal product has been demonstrated by appropriate bioavailability studies.

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

In June 2013, the European Commission published a report on the first five years of implementation of the Regulation. The report concludes that pediatric development has become a more integral part of the overall development of medicinal products in the EU, with the Regulation working as a major catalyst to improve the situation for young patients

Post-authorization Obligations

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

Approval of Medical Devices

In the EEA there is a consolidated system for the authorization of medical devices as provided for in the Medical Device Directive 93/42/EEC as amended by Directive 93/68/EEC on CE marking. The European Union requires that manufacturers of medical devices obtain the right to affix the CE mark to their products, which shows that the device has a Declaration of Conformity, before selling them in European Union member countries. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards, which vary according to the nature of the device. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products and commercially distribute those products throughout the European Union without further conformance tests being required in other member states.

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

Israeli Government Programs

Israel Office of the Chief Scientist

Research and Development Grants. A number of our therapeutic products have been financed, in part, through funding from the OCS in accordance with the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law. As of December 31, 2013 we received approximately NIS 76.1 million ($21.9 million) million in aggregate funding from the OCS, which amount includes approximately NIS 22.4 million ($6.5 million) of funding for particular projects, and approximately NIS 53.7 million ($15.5 million) of funding in the framework of our biotechnology incubator. The aggregate funding amount includes approximately NIS 65.6 ($18.9 million) of funding received in connection with terminated programs. We are not required to repay funding for terminated programs. Under the Research Law and the terms of the grants, royalties on the revenues derived from sales of products developed with the support of the OCS are payable to the Israeli government, generally at the rate of 3% during the first three years of repayment, 4% during the subsequent three years and 5% from the seventh year onwards, although these terms are different if receive the OCS approval for the transfer the manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel. The obligation to make these payments terminates upon repayment of the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate, plus interest and any additional amounts as described below. However, we may be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest) if we receive approval to manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel, depending on the portion of total manufacturing that is performed outside of Israel, as further described below, and we may be required to pay additional amounts in respect of the technology developed under these projects that is otherwise transferred outside of Israel, as further described below. The amounts received bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

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

In addition, under the Research Law, we are prohibited from transferring our OCS financed technologies, technologies derived therefrom and related intellectual property rights outside of Israel except under limited circumstances and only with the approval of the OCS and upon making a payment to the OCS. We may not receive the required approvals for any proposed transfer and, if received, we may be required to pay the OCS an amount calculated in accordance with the applicable formula set out in the Research Law. The scope of the support received, the royalties that we may have already paid to the OCS, the amount of time that has elapsed between the date on which the technology was transferred and the date on which the OCS grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the OCS. The repayment amount is now subject to a maximum limit calculated in accordance with a formula set forth in regulations enacted during 2012. In addition, approval of the transfer of technology to residents of Israel is required, and may be granted in specific circumstances, only if the recipient agrees to abide by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties. No assurances can be made that approval to any such transfer, if requested, will be granted.

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

Biotechnology Incubator Program. In 2001, the OCS launched a biotechnology incubator program for advancing Israel’s biotechnology industry. The program was significantly changed by the OCS in May 2004, pursuant to which the OCS invited companies to submit proposals to establish and operate OCS-funded biotechnology incubators to provide a physical, organized and professional platform for commercializing biotechnological research and development projects. We submitted a proposal to operate a biotechnology incubator, and our proposal was accepted by the OCS. Accordingly, we entered into the incubator agreement with the OCS in January 2005. The initial agreement was scheduled to expire on December 31, 2010 but at the end of 2010, the OCS agreed to renew the agreement for an additional two years, with an option to renew for another one-year period at the same terms and conditions, subject to OCS approval. In 2012, the OCS approved our exercise of the option to extend the incubator agreement for the final one-year period through December 31, 2013, as of which date the agreement expired. We formed BIJ L.P. to act as the incubator entity. Our wholly-owned subsidiary, BIJ Ltd., is the general partner of BIJ L.P., also referred to as the incubator, and owns 1% of BIJ L.P.’s partnership interests, while BioLineRx is a limited partner of BIJ L.P. and owns the remaining 99% of BIJ L.P.’s partnership interests. In light of the expiry of the incubator agreement and in order to streamline our operations, we decided to transfer all the employees, activities and assets from the incubator to BioLineRx Ltd., and are currently in the process of winding down the incubator.

 As of December 31, 2013, we received approximately $ 15.5 million from the OCS under the incubator agreement to fund 23 different development projects, 22 of which have terminated. Of our nine current development projects, BL-1040 is the only project that has been funded under the incubator agreement.

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

C. Organizational Structure

Our corporate structure consists of BioLineRx and three wholly-owned entities: BioLine Innovations Jerusalem Limited Partnership, or BIJ L.P.; BioLine Innovations Jerusalem Ltd., or BIJ Ltd.; and BioLineRx USA Inc. BIJ Ltd. and BIJ L.P. were engaged in the operation of our biotechnology incubator. Our incubator agreement with the OCS expired at the end of 2013. As a result, we decided to transfer all the employees, activities and assets from the incubator to BioLineRx Ltd., and are currently in the process of winding down the incubator. See “Item 10. Additional Information — Material Contracts — Incubator Agreement.” BioLineRx USA Inc. has been inactive since the beginning of 2011, as a result of a decision by our Board of Directors to transfer all business development functions back to Israel, in order to reorganize our business development efforts and administer such efforts from our headquarters.

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

                None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this annual report.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those in “Item 3. Key Information — Risk Factors.”U.S. dollar amounts herein (other than amounts that were originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of December 31, 2013 ($1 = NIS 3.471). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or address unmet medical needs. Our current development pipeline consists of six clinical therapeutic candidates: BL-1040, BL-8040, BL-7010, BL-5010, BL-7040 and BL-8020. In addition, we have three therapeutic candidates in pre-clinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. Until December 31, 2013, we also operated, with substantial ﬁnancial support of the Office of the Chief Scientist of the Israeli Ministry of Trade and Industry (OCS), a biotechnology incubator to evaluate therapeutic candidates. As of December 31, 2013, we received approximately NIS 53.7million ($15.5) million in funding from the OCS to operate the incubator, which does not include NIS 22.4 million ($6.5 million) in funding we have received from the OCS outside of the incubator agreement as of that date. Such amounts include aggregate funding of approximately NIS 65.6 million ($18.9 million) for terminated programs. We are not required to repay funds received for terminated programs. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

The following is a description of our six clinical therapeutic candidates:

●
BL-1040 is a novel, resorbable polymer solution for use in the prevention of ventricular remodeling that may occur in patients who have suffered an acute myocardial infarction, or AMI. BL-1040 is being developed as a medical device. In March 2010, we announced encouraging results from a phase 1/2 clinical trial. We have entered into an exclusive, worldwide, royalty-bearing out-licensing arrangement with Bellerophon with respect to the development, manufacture and commercialization of BL-1040. In December 2011, Bellerophon commenced PRESERVATION I, a CE Mark registration clinical trial of BL-1040 (initially called IK-5001, and now called “Bioabsorbable Cardiac Matrix” device, or BCM device). There are currently over 75 sites activated for this trial, 13 of which are in the U.S.

●
BL-8040 is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for acute myeloid leukemia, or AML, stem cell mobilization and other hematological indications. In June 2013, we commenced a phase 2 trial for the treatment of AML, which is currently being conducted at three world-leading cancer research centers in the U.S. and at five premier sites in Israel. In August 2013, we announced that BL-8040 has been shown in pre-clinical trials to be effective for the treatment of thrombocytopenia, or reduced platelet production. In September 2013, the U.S. Food & Drug Administration, or FDA, granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML; and in January 2014, the FDA granted an Orphan Drug Designation to BL-8040 as a treatment for stem cell mobilization.

●
BL-7010 is a novel, non-absorbable, orally available, high-molecular-weight co-polymer intended for the treatment of celiac disease. In December 2013, we announced the enrollment of the first patient in a Phase 1/2 trial for BL-7010 being conducted at Tampere Hospital in Finland. Results are expected in mid-2014. In March 2014, we announced that BL-7010 successfully completed the single administration, dose-escalation stage of this study. Based on the positive safety and tolerability results, we will proceed with the repeated administration stage of the study.

●
BL-5010 comprises a customized, proprietary pen-like applicator (BL-5010) containing a novel formulation of two acids, which is being developed for the non-surgical removal of skin lesions. In December 2010, we announced positive results from a phase 1/2 clinical trial of BL-5010. We have received European confirmation from the British Standards Institution Notified Body in the UK of the regulatory pathway classification of both BL-5010 and BL-5010P as a Class 2a medical device. We are planning to commence a pivotal CE-Mark registration trial for European approval in the first half of 2014 and expect to have results in the second half of 2014. In January 2014, we received the necessary regulatory approval to commence the trial. Our future development plans for this product include expansion into additional therapeutic indications, including actinic keratosis and warts. We are also currently engaged in meaningful discussions with potential partners for this asset.

●
BL-7040 is an orally available synthetic oligonucleotide which we are developing for the treatment of inflammatory bowel disease, or IBD.  In April 2013, we announced positive results from a phase 2a proof-of-concept study to evaluate the effectiveness of BL-7040 for the treatment of IBD at five sites in Israel. In November 2013, we announced additional results from this study showing significant improvement of disease measurements in biopsies taken from IBD patients treated with BL-7040. We are currently discussing this therapeutic candidate with a number of potential co-development partners, as well as planning the next stages of development.

●
BL-8020 is an orally available treatment for the hepatitis C virus, or HCV, with a unique mechanism of action involving the inhibition of HCV-induced autophagy in host cells. In April 2013, we commenced a phase 1/2 clinical trial to evaluate the safety, tolerability and effectiveness of BL-8020 at two sites in France. In January 2014, we entered into a collaboration agreement whereby, among other things, the licensors agreed to take over the development of the drug and we agreed to supply, at the licensors’ request, the drug needed for a clinical trial to be administered by the licensors.

In 2009, we entered into an exclusive, worldwide, royalty-bearing licensing arrangement with Bellerophon. Under the agreement, we granted Bellerophon an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injuries to the myocardial tissue of the heart. Under the arrangement, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or products related thereto. We received an upfront payment of $7.0 million upon the execution of the license agreement. Upon successful completion of the phase 1/2 clinical trial, Bellerophon paid us a milestone payment of $10.0 million in March 2010, and we are entitled to receive additional milestone and royalty payments upon the occurrence of certain events.

In June 2013, we signed an out-licensing agreement with CTTQ, the leading Chinese pharmaceutical company in the liver disease therapeutic area, for the development and commercialization of BL-8030, an orally available treatment for HCV. Under the terms of the agreement, we granted CTTQ exclusive rights to develop, manufacture and commercialize BL-8030 in China and Hong Kong. CTTQ paid us a small upfront license fee, and is obligated to pay future development, regulatory and commercialization milestones, for a total potential deal value of approximately $30 million. In addition, we have the right to receive high single-digit royalties on future sales of the drug. We have retained the right to develop and commercialize BL-8030 in other parts of the world.

In January 2014, we signed a collaboration agreement with JHL Biotech, or JHL, a biopharmaceutical company that develops, manufactures, and commercializes biologic medicines, pursuant to which we will collaborate with JHL in the development and commercialization of BL-9020, a novel monoclonal antibody in the preclinical development stage for the treatment of Type 1 diabetes. JHL Biotech will be responsible for all process development and manufacturing of BL-9020 during its pre-clinical and clinical development stages, and we will be responsible for all pre-clinical development of BL-9020. JHL will have global manufacturing rights to BL-9020, along with development and commercialization rights in China and Southeast Asia, and we will have development and commercialization rights in the rest of the world. In all development and manufacturing of BL-9020, JHL will adhere to FDA guidelines and regulations. Each party will have rights to all development and regulatory data generated under the agreement in order to commercialize BL-9020 in its respective territory. Each party will also be entitled to single-digit royalties on the sale of BL-9020 in the other party’s respective territory.

History of Losses

Since inception in 2003, we have generated significant losses in connection with our research and development, including the clinical development of BL-1020. As of December 31, 2013, we had an accumulated deficit of NIS 505.8 million. Although we have previously recognized revenues in connection with our out-licensing arrangement with Bellerophon for BL-1040 and our former out-licensing arrangement with Cypress Bioscience for BL-1020, we may continue to generate losses in connection with the research and development activities relating to our pipeline of therapeutic candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we may continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), funding received from the OCS, payments received under the licensing arrangements with Bellerophon and Cypress Bioscience, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from Bellerophon, potential future upfront or milestone payments that we may receive from out-licensing transactions for our other therapeutic candidates, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of December 31, 2013, we held approximately $18.2 million of cash, cash equivalents and short-term bank deposits, based on the exchange rate reported by the Bank of Israel as of December 31, 2013. In March 2014, we completed an underwritten public offering for gross proceeds of approximately $24.1 million. See “– Liquidity and Capital Resources.”

Revenues

Our revenues to date have been generated primarily from milestone payments under our licensing arrangement with Bellerophon and the amounts we received from Cypress Bioscience. We entered into a license and collaboration agreement with Bellerophon in 2009, in respect of which Bellerophon paid us an up-front payment of $7.0 million. In addition, upon successful completion of the phase 1/2 clinical trial, Bellerophon paid us a milestone payment of $10.0 million, which was subject to a 15% withholding tax in the United States. We received a full refund of the tax withheld from the U.S. Internal Revenue Service in the third quarter of 2011. In June 2010, we entered into a license agreement with Cypress Bioscience. Under the terms of the license agreement, we received an upfront fee of $30.0 million. The license agreement with Cypress Bioscience was terminated, effective as of May 31, 2011.

Under the terms of our agreement with Bellerophon, in addition to the payments mentioned above, the maximum future development-related payments to which we are entitled is $115.5 million. We are also entitled to maximum commercialization milestone payments of $150.0 million, subject to the terms and conditions of the license agreement. Certain payments we have received from Bellerophon have been subject to a 15% withholding tax in the United States, and certain payments we may receive in the future, if at all, may also be subject to a 15% withholding tax in the United States. Receipt of any milestone payment under the Bellerophon agreement depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We believe that we may be entitled to a refund of withholding taxes paid in connection with future payments from the U.S. government but there can be no assurance that we will be able to obtain such a refund. In addition, we may be able to use U.S. taxes withheld from future payments to us as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. Our payments to our in-licensors are to be made from the net consideration received from our out-licensees.

We expect our revenues for the next several years to be derived primarily from payments under our current out-licensing and other collaboration arrangements, including future royalties on product sales. Furthermore, we may receive payments under future out-licensing and collaboration agreements.

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone

BL-1040	CE registration pivotal trial (conducted by Bellerophon)	PRESERVATION 1 study results expected in 2014

BL-8040	Phase 2 study for AML; regulatory submission made for phase 1 study in stem cell mobilization
Commencement of phase 1 study for stem cell mobilization in first half of 2014; final results of phase 1 study for stem cell mobilization in second half of 2014; final results of phase 2 AML study towards end of 2014/beginning of 2015

BL-7010	Phase 1/2 study	Results expected mid-2014; randomized, controlled efficacy study expected to commence by end of 2014

BL-5010	Completed phase 1/2 pilot study; received regulatory approval for pivotal CE Mark registration trial	Commencement of pivotal CE Mark registration trial in first half of 2014; results expected in second half of 2014

BL-7040	Phase 2 trial completed	Potential co-development collaboration or licensing transaction; additional pre-clinical development to support further clinical studies

BL-8020	Phase 1/2 study (collaboration with Genoscience and Panmed)	Decision by Genoscience and Panmed on direction of current study and indication, as well as determination of potential additional indications

In addition to the projects set forth above, we have three projects that are in the preclinical stages of development. Such projects have significantly lower costs due to their stage of development. See “Item 4. Information on the Company — Business Overview — Therapeutic Candidates in Preclinical Development.”

Prior to 2013, we recorded costs for each development project on a “direct cost” basis only. Direct costs, which include contract research organization expenses, consulting expenses, patent expenses, materials, and other, similar expenses, were recorded to the project for which such expenses are incurred. However, salary and overhead costs, including, but not limited to, salary expenses (including salaries for research and development personnel), facilities, depreciation, and stock-based compensation, were shared among all of our projects and were not recorded on a project-by-project basis. We did not allocate direct salaries to projects due to the fact that our project managers were generally involved in several projects at different stages of development, and the related salary expense was not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our departments that support the research and development process, such as chemistry, manufacturing and controls (CMC), pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, were shared by many different projects and were never considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs were not specifically allocated to individual projects. Beginning in 2013, as the result of a decision to reduce the total number of development projects in our pipeline, along with the fact that the number of more advanced clinical projects in our pipeline has increased on a proportionate basis, we decided to record costs for each development project on a “full cost” basis. Accordingly, beginning in 2013, costs for each development project included salary and overhead costs, as well as direct costs.

Set forth below is a summary of the costs allocated to our main projects on an individual basis, as well as the costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2011, 2012 and 2013, and on an aggregate basis since project inception. Certain of such costs are covered by OCS funding, although OCS funds received have not been deducted from the project costs in the table.

	Year Ended December 31,			Total Costs Since Project
	2011	2012	2013	Inception
	(U.S. $ in thousands)

BL-1040	3	–	–	10,227
BL-8040	–	723	3,910	4,633
BL-7010	274	560	1,905	2,739
BL-5010	94	132	251	2,387
BL-7040	465	500	650	1,615
BL-8020	–	794	918	1,712
BL-1020	2,765	7,448	3,328	54,886
Other projects	3,454	2,569	201	31,439
Total project costs(1)	7,055	12,726	11,163	109,638

(1)
Does not include indirect project costs and overhead for years prior to 2013, including payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements for such years

The costs and expenses of our projects have been partially financed by funds we have received from the OCS. Such funds are deducted from the related research and development expenses as the costs are incurred. For additional information regarding the OCS funding process, see “Government Regulation and Funding — Israeli Government Programs.” There can be no assurance that we will continue to receive funds from the OCS in amounts sufficient to fund our operations, if at all. In addition, under our licensing agreement with Bellerophon, Bellerophon is responsible for the costs associated with conducting all future development activities for BL-1040. See “Item 4. Information on the Company — Business Overview —Out-Licensing Agreement with Bellerophon.”

From our inception through December 31, 2013, we have incurred research and development expense of approximately NIS 558.2 million ($160.9 million). We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

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

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

●	the number of sites included in the clinical trials;

●	the length of time required to enroll suitable patients;

●	the number of patients that participate in the clinical trials;

●	the duration of patient follow-up;

●	whether the patients require hospitalization or can be treated on an out-patient basis;

●	the development stage of the therapeutic candidate; and

●	the efficacy and safety profile of the therapeutic candidate.

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

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of derivative liabilities on account of the warrants issued in the private and direct placements which we conducted in 2012 and 2013. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the private and direct placements related to the warrants. In addition, non-operating expense and income includes the initial commitment and finder’s fees, as well as other one-time expenses, associated with the initial set-up of the share purchase agreement with LPC and an at-the-market equity offering sales agreement with Stifel, Nicolaus & Company, Incorporated. The at-the-market equity offering sales agreement was terminated in March 2014.

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

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2013. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

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

Revenue Recognition

We recognize revenues in accordance with International Accounting Standard No. 18, or IAS 18. Under IAS 18, revenues incurred in connection with the out-licensing of our patents and other intellectual property are recognized when all of the following criteria have been met as of the applicable balance sheet date:

●	we have transferred to the licensee the significant risks and rewards of the rights to the patents and intellectual property;

●	we do not retain either the continuing managerial involvement to the degree usually associated with ownership or the effective control over the patents and intellectual property;

●	we can reliably measure the amount of revenue to be recognized;

●	it is probable that the economic benefits associated with the transaction will flow to us; and

●	we can reliably measure the costs incurred or to be incurred in respect of the out-licensing.

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

Government Participation in Research and Development Expenses

We have received research and development funding from the State of Israel through the OCS, both in the form of loans extended to our biotechnology incubator, as well as in the form of grants. As described in Item 4. Business Overview — Government Regulation and Funding — Israel Government Programs — Israel Office of the Chief Scientist, the activities of our biotechnology incubator have been terminated; however, we may still be eligible for funding from the OCS in the form of grants. In accordance with the OCS programs, we are entitled to specific funding with respect to a development project only after we incur development costs related to the project. Such funding qualifies as “forgivable loans” in accordance with IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” since it is repayable only if we generate revenues related to the underlying project.

In accordance with IAS 20, we account for each forgivable loan as a liability unless it is more likely than not that we will meet the terms of forgiveness of the loan, in which case the forgivable loan is accounted for as a government grant and carried to income as a reduction of the research and development expenses. Upon the initiation of any project for which we have received a loan, we consider it more likely than not that the project will not reach the revenue-generating stage during the entire development phase of the project when determining the accounting treatment of the related loan. Our determination is based on the high risk nature of pharmaceutical development generally and specifically on our strategy of initializing projects in early stages of development. Therefore, we record a liability in respect of forgivable loans on a project only when it becomes probable that we will repay the loan.

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

In connection with the direct placement to Orbimed of approximately 2.67 million of our ADSs in February 2013, we issued warrants to purchase 1.6 million of our ADSs at an exercise price of $3.94, subject to typical adjustments.  The warrants are exercisable for a period of five years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current financial liability

Recent Accounting Changes and Pronouncements

We adopted the following standard for the first time for the fiscal year beginning January 1, 2013:

IFRS 13, “Fair Value Measurement.” This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and U.S. GAAP, do not extend the use of fair value accounting, but rather provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on our consolidated financial statements, except the following set out below, for which the impact has not been fully assessed.

IFRS 9, “Financial instruments.” This standard addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company has not yet assessed the full impact of IFRS 9.

Results of Operations -- Overview

Revenues

We did not record any revenues for the years ended December 31, 2011, 2012 and 2013.

Cost of revenues

We did not record any cost of revenues for the years ended December 31, 2011, 2012 and 2013.

Research and development expenses

At December 31, 2010, our drug development pipeline consisted of 10 therapeutic candidates. During 2011, we added six new compounds to our pipeline and discontinued the development of one compound from the pipeline, so that our drug development pipeline as of December 31, 2011 consisted of 15 therapeutic candidates. During 2012, we added four new compounds to our pipeline and discontinued the development of five compounds from the pipeline, so that our drug development pipeline as of December 31, 2012 consisted of 14 therapeutic candidates. During 2013, we added two new compounds to our pipeline and discontinued the development of six additional compounds from the pipeline, so that our drug development pipeline as of December 31, 2013 consisted of 10 therapeutic candidates.  Subsequent to December 31, 2013, we discontinued the development on additional compound from the pipeline, so that our drug development pipeline as of the date of this report consists of nine therapeutic candidates.

Comparison of the Year Ended December 31, 2013 to the Year Ended December 31, 2012

Research and development expenses

Research and development expenses for the year ended December 31, 2013 were NIS 44.1 million ($12.7 million), a decrease of NIS 20.2 million ($5.8 million), or 31%, compared to NIS 64.3 million ($18.5 million) for the year ended December 31, 2012. Without regard to a NIS 6.0 million one-time reversal of amounts previously accrued to the OCS in respect of BL-1020, research and development expenses decreased by NIS 14.2 million ($4.1 million). The decrease resulted primarily from lower expenses in 2013 associated with BL-1020, due to termination of the CLARITY clinical trial in March 2013, which was partially offset by a ramp-up in spending on other clinical-stage projects introduced during 2011 and 2012.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2013 were NIS 4.1 million ($1.2 million), an increase of NIS 0.9 million ($0.3 million), or 28%, compared to NIS 3.2 million ($0.9 million) for the year ended December 31, 2012. The increase resulted primarily from increased business development activities, as well as professional services incurred in connection with the collaboration agreement signed with JHL Biotech.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2013 were NIS 13.2 million ($3.8 million), a decrease of NIS 0.8 million ($0.2 million) or 6%, compared to NIS 14.0 million ($4.0 million) for the year ended December 31, 2012. The small decrease resulted primarily from one-time expenses for professional services incurred in 2012.

Non-operating income (expense), net

We recognized net non-operating income of NIS 4.2 million ($1.2 million) for the year ended December, 2013, an increase of NIS 0.2 million ($0.1 million), compared to net non-operating income of NIS 4.0 million ($1.1 million) for the year ended December 31, 2012. Non-operating income for both periods primarily relates to fair-value adjustments of liabilities on account of warrants. These fair-value adjustments were highly influenced by our share price at each period end (revaluation date).

Financial income (expense), net

We recognized net ﬁnancial expenses of NIS 4.2 million ($1.2 million) for the year ended December 31, 2013, a change of NIS 5.5 million ($1.6 million), compared to net ﬁnancial income of NIS 1.3 million ($0.4 million) for the year ended December 31, 2012. Net financial income and expenses result primarily from changes in the average exchange rate of the dollar in relation to the NIS during the respective periods, which have a direct effect on our net assets denominated in dollars.

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

Research and development expenses

Research and development expenses for the year ended December 31, 2012 were NIS 64.3 million, an increase of NIS 21.7 million, or 51%, compared to NIS 42.6 million for the year ended December 31, 2011. The increase resulted primarily from significantly higher expenses in 2012 associated with the CLARITY clinical trial in respect of BL-1020, which commenced at the end of June 2011 and was still in its initial ramp-up stages during the third and fourth quarters of 2011, as well as a ramp-up in spending on other clinical-stage projects introduced during the second half of 2011 and in 2012.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2012 were NIS 3.2 million, a negligible decrease compared to NIS 3.3 million for the year ended December 31, 2011. We invested additional resources in our overall business development efforts in 2012, which were primarily offset by savings from efficiencies realized this year due to the reorganization of our business development team, as well as professional services incurred last year related to the reacquisition of the rights to BL-1020 from Cypress Bioscience.

General and administrative expenses

        General and administrative expenses for the year ended December 31, 2012 were NIS 14.0 million, an increase of NIS 1.3 million or 10%, compared to NIS 12.7 million for the year ended December 31, 2011. The increase resulted primarily from professional fees and other expenses associated with being a listed company on Nasdaq for a full year in 2012 compared to only five months in 2011, as well as an increase in excise taxes recorded in 2012 in respect of certain non-deductible expenses

Non-operating income (expense), net

Non-operating income, net, for the year ended December 31, 2012 consists of a NIS 7.3 million fair-value adjustment of derivative liabilities on account of the warrants issued in the private placement which we conducted in February 2012, offset by issuance expenses in the amount of NIS 1.2 million from the private placement related to the warrants, as well as the initial commitment and finder’s fees and other one-time expenses in the aggregate amount of NIS 2.1 million associated with the LPC share purchase agreement.

Financial income (expense), net

We recognized net ﬁnancial income of NIS 1.3 million for the year ended December 31, 2012, a decrease of NIS 7.2 million, compared to net ﬁnancial income of NIS 8.5 million for the year ended December 31, 2011. Net financial income for both years results primarily from changes in the average exchange rate of the dollar in relation to the NIS, which were much more pronounced in 2011 than in 2012, and had a positive effect on our net assets denominated in dollars.

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

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	2012				2013
	(in thousands of NIS)
Consolidated Statements of Operations

Sales and marketing expenses	(766)	(948)	(912)	(601)	(771)	(1,063)	(731)	(1,536)
Research and development expenses, net	(14,675)	(16,000)	(15,848)	(17,781)	(19,443)	(12,087)	(8,190)	(4,337)

General and administrative expenses	(3,525)	(2,956)	(2,834)	(4,711)	(3,522)	(3,604)	(2,663)	(3,436)
Operating income (loss)	(18,966)	(19,904)	(19,594)	(23,093)	(23,736)	(16,754)	(11,584)	(9,309)
Non-operating income (expenses), net	2,819	2,712	(3,180)	1,607	12,262	1,579	(4,627)	(5,023)
Financial income, net	446	6,050	1,827	496	663	1,320	501	116
Financial expenses, net	(2,231)	(172)	(1,649)	(3,438)	(2,029)	(1,713)	(1,956)	(1,148)

Net income (loss)	(17,932)	(11,314)	(22,596)	(24,428)	(12,840)	(15,568)	(17,666)	(15,364)

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, grants and loans from the OCS, and payments received under our strategic licensing arrangements. At December 31, 2013, we held approximately NIS 63.2 million ($18.2 million) in cash, cash equivalents and short-term bank deposits. In March 2014, we closed an underwritten public offering of our ADSs for gross proceeds of $24.1 million. We have invested substantially all of our available cash funds in short-term bank deposits.

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

Pursuant to the share purchase agreement with LPC signed in September 2012, we may sell, from time to time, and at our discretion, up to $15 million of our ADSs to LPC during the 36-month term of the purchase agreement. From the effective date of the purchase agreement through March 14, 2014, we have sold an aggregate of approximately $9.5 million of our ADSs to LPC, leaving an available balance under the facility of approximately $5.5 million.

Net cash used in operating activities was NIS 70.5 million for the year ended December 31, 2013, NIS 75.1 million for the year ended December 31, 2012, and NIS 42.7 for the year ended December 31, 2011. The NIS 4.6 million ($1.3 million) decrease in net cash used in operating activities during 2013 resulted primarily from the decrease in research and development spending.

Net cash used in investing activities for the year ended December 31, 2013 was NIS 19.8 million, compared to net cash provided by investing activities of NIS 51.3 million for the year ended December 31, 2012 and net cash used in investing activities of NIS 37.6 million for the year ended December 31, 2011. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits and other investments during the respective periods.

Net cash provided by financing activities for the year ended December 31, 2013 was NIS 55.2 million, compared to net cash provided by financing activities of NIS 58.9 million for the year ended December 31, 2012 and insignificant amounts of cash flows related to financing activities for the year ended December 31, 2011.The cash flows from financing activities in 2013 reflect the direct placement to OrbiMed completed in February 2013, as well as funding under the share purchase agreement with LPC. The cash flows from financing activities in 2012 reflect the private placement completed in February 2012.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our projected cash requirements through the end of 2014, we will require significant additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues we receive under our collaboration or licensing arrangements;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

●	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates; and

●	payments to the OCS.

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

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2013:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of NIS)

Car leasing obligations	1,076	604	472	–	–
Premises leasing obligations	826	826	–	–	–
Purchase commitments	5,081	5,081	–	–	–
Total	6,983	6,511	472	–	–

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our executive officers and directors as of March 14, 2014.  Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., P.O. Box 45158, 19 Hartum Street, Jerusalem 9777518, Israel.

Name	Age	Position(s)

Kinneret Savitsky, Ph.D.	47	Chief Executive Officer

Philip Serlin, CPA, MBA	53	Chief Financial and Operating Officer

Leah Klapper, Ph.D.	49	Chief Scientific Officer

Arnon Aharon, M.D.	45	Vice President of Medical Affairs

David Malek, MBA	36	Vice President of Business Development

Aharon Schwartz, Ph.D.	71	Chairman of the Board

Michael J. Anghel, Ph.D.	74	Director

Nurit Benjamini, MBA	47	External Director

B.J. Bormann, Ph.D.	55	Director

Raphael Hofstein, Ph.D.	63	Director

Avraham Molcho, M.D.	56	External Director

Sandra Panem, Ph.D.	67	Director

Kinneret Savitsky, Ph.D., has served as our Chief Executive Officer since January 2010. Prior to becoming our Chief Executive Officer, from 2004 through 2005, she served as our Vice President Drug Development and from 2005 through 2010 she served as the General Manager of BIJ, our wholly-owned subsidiary. Prior to joining BIJ, Dr. Savitsky served as the Vice President of Biology of Compugen Ltd. (Nasdaq: CGEN), from 2000 to 2004, and held other senior positions at Compugen from 1997 through 2000. During 2010 and 2011, Dr. Savitsky served as a director on our Board of Directors; she currently serves as an external director at Evogene Ltd. (Nasdaq:EVGN, TASE:EVGN). Dr. Savitsky received her Ph.D. in human genetics from Tel Aviv University, a Master’s degree in human genetics from Tel Aviv University and a B.Sc. in biology from The Hebrew University of Jerusalem.

Philip Serlin, CPA, MBA, has served as our Chief Financial and Operating Officer since May 2009. From January 2008 to August 2008, Mr. Serlin served as the Chief Financial Officer and Chief Operating Officer of Kayote Networks Inc. From January 2006 to December 2007, he served as the Chief Financial Officer of Tescom Software Systems Testing Ltd. (TASE:TSCM), an IT services company publicly traded in both Tel Aviv and London. His background also includes senior positions at Chiaro Networks Ltd. and at Deloitte, where he was head of the SEC and U.S. Accounting Department at the National Office in Tel Aviv, as well as seven years at the SEC at its Washington, D.C., headquarters. Mr. Serlin currently serves as a director at Kitov Pharmaceuticals Holdings Ltd. (TASE:KTOV). Mr. Serlin is a CPA and holds a B.Sc. in accounting from Yeshiva University and a Master’s degree in economics and public policy from The George Washington University.

Leah Klapper, Ph.D., has served as our Chief Scientific Officer since January 1, 2014. From 2010 to 2013, Dr. Klapper served as the General Manager of BIJ. Prior to that, from 2005 through 2009, she served as Vice President of Preclinical Development of BIJ. From 2001 through 2005, Dr. Klapper served as Vice President of Research and Development at CureTech Ltd., a biotechnology company developing novel immune-modulating molecules, where she founded the research laboratory and led the company from the bench to clinical studies. Dr. Klapper gained extensive post-doctoral training at the Fred Hutchinson Cancer Research Center in Seattle, Washington. Dr. Klapper received her Ph.D. from the Weizmann Institute, her M.Sc. from the Department of Pharmacology at Tel Aviv University and a B.Sc. in life sciences from Tel Aviv University.

Arnon Aharon, M.D., has served as our Vice President of Medical Affairs since January 2014. Prior to joining the Company, Dr. Aharon served as Clinical Director, Medical Director or VP of Development at several biotechnology companies, the most recent being Thrombotech Ltd. (from 2009 to 2012) and LycoRed Ltd. (from 2009 to 2013). In addition, Dr. Aharon was a partner in R&D Integrative Solutions, a firm that provides consulting services to the biotechnology industry and academic centers. Dr. Aharon holds a B.Sc. in medical sciences and an M.D. from Tel Aviv University.

David Malek, MBA, has served as our Vice President of Business Development since October 2011. Prior to joining the Company, from 2006 to 2011 Mr. Malek served at Sanofi-Aventis in a number of management positions, including Marketing, Finance and Business Development. Most recently, he served as Director of Oncology - New Products and Business Development. Mr. Malek received an MBA from the Tuck Business School at Dartmouth University and a B.A. in statistics and political science from the University of Haifa.

Aharon Schwartz, Ph.D., has served as the Chairman of our Board of Directors since 2004. He served in a number of positions in Teva from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. Dr Schwartz is currently chairman of the boards of numerous life science companies, including Yissum, DPharm Ltd, BioCancell Ltd, CureTech Ltd and Biomas Ltd. Dr Schwartz also serves as a consultant to Clal Biotechnology Industries Ltd. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. Dr. Schwartz recently received a second Ph.D. from the Hebrew University of Jerusalem in the history and philosophy of science.

Michael J. Anghel, Ph.D., has served on our Board of Directors since 2010 and on our Investment Monitoring Committee since 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (NYSE:CEL), the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE:DSCT). He has been involved in various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions including Elron Electronic Industries Ltd. (TASE:ELRN), Elbit Systems Ltd. (Nasdaq:ESLT, TASE:ESLT), Nice Systems (Nasdaq:NICE), Gilat Satellite Networks Ltd. (Nasdaq:GILT), American Israeli Paper Mills (now Hadera Paper Ltd. (AMEX:AIP)), Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Boards of Directors of Partner Communications Company, Ltd. (Nasdaq:PTNR, TASE:PTNR), Syneron Medical Ltd. (Nasdaq:ELOS), Evogene Ltd. (Nasdaq:EVGN, TASE:EVGN), Dan Hotels Ltd. (TASE:DANH), Orbotech Ltd. (Nasdaq:ORBK, GSM:ORBK) and the Strauss Group Ltd. (TASE:STRS). He is also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an MBA. and Ph.D. (Finance) from Columbia University, New York.

Nurit Benjamini, MBA, has served as an external director on our Board of Directors and as the chairperson of our Audit Committee of our Board of Directors since 2010. In addition, Ms. Benjamini has served on our Investment Monitoring Committee since 2010 and on our Compensation Committee since 2012. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that develops, designs and manufactures interactive digital content to be displayed on electronic devices and websites. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wixpress Ltd.; from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd.; and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Prior to that, from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd., and from 1998 through 2000, as the Chief Financial Officer of Phone-Or Ltd. and Ms. Benjamini serves on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (Nasdaq:ALLT, TASE:ALLT). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

BJ Bormann, Ph.D., has served on our Board of Directors since August 2013.  Dr. Bormann currently serves as the CEO of Harbour Antibodies BV, a Netherlands based company that licenses transgenic mice that generate human antibodies. Dr. Bormann also serves as the Chief Business Advisor for NanoMedical Systems, Inc. of Austin, Texas that licenses a unique implantable drug delivery device.  Prior to these current engagements, Dr. Bormann was Senior Vice President responsible for world-wide alliances, licensing and business development at Boehringer Ingelheim Pharmaceuticals, Inc. from 2007 to 2013. From 1996 to 2007, she served in a number of positions at Pfizer, Inc., the last one being Vice President of Pfizer Global Research and Development and world-wide Head of Strategic Alliances. Dr. Bormann serves on the board of directors of various companies, including Supportive Therapeutics, LLC, Harbour Antibodies and the Institute for Pediatric Innovation.  Dr. Bormann received her Ph.D. in biomedical science from the University of Connecticut Health Center and her B.Sc. from Fairfield University in biology.  Dr. Bormann completed postdoctoral training at Yale Medical School in the department of pathology.

Raphael Hofstein, Ph.D., has served on our Board of Directors since 2003, our Audit Committee since 2007 and our Compensation Committee since 2012. Dr. Hofstein has served as the President and Chief Executive Officer of MaRS Innovation (a commercialization company of the University of Toronto and 10 affiliated hospitals) since June 2009. From 2000 through June 2009, Dr. Hofstein was the President and Chief Executive Officer of Hadasit Medical Research Services and Development Ltd., or Hadasit, the technology transfer company of Hadassah University Hospitals. He has served as chairman of the board of directors of Hadasit since 2006. Prior to joining Hadasit, Dr. Hofstein was the President of Mindsense Biosystems Ltd. and the Business Unit Director of Ecogen Inc. and has held a variety of other positions, including manager of R&D and chief of immunochemistry at the International Genetic Science Partnership. Dr. Hofstein serves on the board of directors of numerous companies, including Hadasit Bio-Holdings Ltd. (TASE:HDST). Dr. Hofstein received his Ph.D. and M.Sc. from the Weizmann Institute of Science, and his B.Sc. in chemistry and physics from the Hebrew University in Jerusalem. Dr. Hofstein completed postdoctoral training at Harvard Medical School in both the departments of biological chemistry and neurobiology.

Avraham Molcho, M.D., MBA, has served as an external director on our Board of Directors and on our Audit Committee since 2010. In addition, Dr. Molcho has served on our Compensation Committee since 2012. Dr. Molcho is the Founder and Chairman of Biologic Design, a technology platform that encourages human antibody discoveries, and is a venture partner at Forbion Capital Partners, a Dutch life sciences venture capital firm. In 2012, he became the co-founder, CEO and director of Ayana Pharma Ltd. (formerly DoxoCure), a privately-held company engaged in the manufacturing of liposome-based therapeutics. He currently serves on the board of directors of Circulite Inc. and NovoGI. From 2006 through 2008, Dr. Molcho served as the Chief Executive Officer and Chairman of Neovasc Medical, a privately-held Israeli medical device company. From 2001 through 2006, Dr. Molcho was a managing director and the head of life sciences of Giza Venture Capital and, in that capacity, was involved in the founding of our company. He was also the Deputy Director General of Abarbanel Mental Health Center, the largest acute psychiatric hospital in Israel, from 1999 to 2001. Dr. Molcho holds an M.D. from Tel-Aviv University School of Medicine and an MBA from Tel-Aviv University Recanati Business School.

Sandra Panem, Ph.D., has been a member of our Board since February 2014. She is currently a managing partner at Cross Atlantic Partners, which she joined in 2000. From 1994 to 1999, Dr. Panem was President of Vector Fund Management, the then asset management affiliate of Vector Securities International. Prior thereto, Dr. Panem served as Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in public and private biotechnology companies. Previously, she was Vice President at Salomon Brothers Venture Capital, a fund focused on early and later-stage life sciences and technology investments. Dr. Panem was also a Science and Public Policy Fellow in economic studies at the Brookings Institution, and an Assistant Professor of Pathology at the University of Chicago. Dr. Panem currently serves on the boards of directors of Acorda Therapeutics, Inc. (NASDAQ:ACOR), Labcyte, Inc., GenomeQuest, Inc. and MDx Medical, Inc. Previously, Dr. Panem served on numerous boards of public and private companies, including Martek Biosciences (Nasdaq:MATK), IBAH Pharmaceuticals (Nasdaq:IBAH), Confluent Surgical and Molecular Informatics. She received a B.S. in biochemistry and a Ph.D. in microbiology from the University of Chicago.

B. Compensation

Employment Agreements

We have entered into written employment agreements with each of our executive officers, the terms of which are consistent with the provisions of the Executive Compensation Policy of the Company which was approved by our shareholders in December 2013 (the “Compensation Policy”). All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law to the extent that these liabilities are not covered by directors and officers’ insurance. The terms of these agreements and of our directors and officers’ insurance are consistent with the provisions of the Compensation Policy.

Compensation of Directors and Senior Management

The following table presents all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2013. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses (NIS)	Pension, retirement, options and other similar benefits (NIS)
All directors and senior management as a group, consisting of 12 persons	4,037,000	2,393,000

For additional information concerning our equity compensation plans, see “— Beneficial Ownership of Executive Officers and Directors — Stock Option Plans.”

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

According to our Articles of Association, our Board of Directors must consist of at least five and not more than 10 directors, including external directors. Currently, our Board of Directors consists of seven directors, including two external directors as required by the Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law as detailed below, our directors are elected at a general or special meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors to fill vacancies on the Board of Directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, under certain conditions, to two additional terms. External directors may be removed from office only pursuant to the terms of the Companies Law. Our last annual meeting of shareholders was held in August 2013. See “— External Directors.”

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

In accordance with the exemption available to foreign private issuers under applicable Nasdaq rules, we do not follow the requirements of the Nasdaq rules with regard to the process of nominating directors, and instead follow Israeli law and practice, in accordance with which our Board of Directors is authorized to recommend to our shareholders director nominees for election, and, in some circumstances, our shareholders may nominate candidates for election as directors by the shareholders’ general meeting.

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

The term office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, or a director or any other manager directly subordinate to the general manager. Each person listed above under “Executive Officers and Directors” is an office holder under the Companies Law.

Chairman of the Board. Under the Companies Law, a person cannot hold the role of both chairman of the board of directors and chief executive officer of a company, without shareholder approval by special majority and for periods of time not exceeding three years each. Furthermore, a person who is directly or indirectly subordinate to a chief executive officer of a company may not serve as the chairman of the board of directors of that company and the chairman of the board of directors may not otherwise serve in any other capacity in a company or in a subsidiary of that company other than as the chairman of the board of directors of such a subsidiary.

External Directors

Under Israeli law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Each of our current external directors, Dr. Avraham Molcho and Ms. Nurit Benjamini, was elected as an external director by our shareholders in July 2010. Their initial terms expired in July 2013, at which time they were each re-elected by the shareholders of the Company for a second three-year term as external directors.

External directors must be elected by majority vote of the shares present and voting at a shareholders meeting, provided that either:

●
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

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the preceding bullet point) that are voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

After an initial term of three years, external directors may be re-elected to serve in that capacity for up to two additional terms of three years provided that either (a) the board of directors has recommended such re-election and such re-election is approved by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of external directors, or (b) (1) the re-election has been recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved by a majority of non-controlling, disinterested shareholders who hold among them at least 2% of the company’s voting rights; and (2) pursuant to a recently enacted amendment to the Companies Law (“Amendment 22”), effective as of January 10, 2014, the external director who has been nominated in such fashion by the shareholders is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Capital Market, may be extended beyond the initial three terms permitted under the Companies Law indefinitely in increments of additional three-year terms, provided in each case that the following conditions are met: (a) the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company; (b) the re-election is approved by the shareholders by a special majority required for the re-election of external directors; and (c) the term of office of the external director, and the considerations of the audit committee and the Board of Directors in deciding to recommend re-election of the external director for such additional term of office, are presented to the shareholders prior to the vote on re-election. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for appointment or violating the duty of loyalty to the company. If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director. Under the Companies Law external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Companies Law.

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

The term “affiliation” includes:

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent or descendant; a spouse’s sibling, parent or descendant; and the spouse of each of such persons.

In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. Furthermore, a person may not continue to serve as an external director if he or she received direct or indirect compensation from us for his or her role as a director. This prohibition does not apply to compensation paid or given for service as an external director in accordance with regulations promulgated under the Companies Law or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage. If at the time an external director is appointed all current members of the board of directors not otherwise affiliated with the company are of the same gender, then that external director must be of the other gender. In addition, a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

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

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and one of the external directors must serve as chairperson of the committee. The audit committee of a company may not include:

●	the chairman of the company’s board of directors;

●	a controlling shareholder or a relative of a controlling shareholder of the company (as each such term is defined in the Companies Law); or

●
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

●
he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

●
he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not for the actual votes, and likewise, company counsel or company secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

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

In November 2012, our Board of Directors adopted an audit committee charter that added to the responsibilities of our Audit Committee under the Companies Law, setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Marketplace Rules of the Nasdaq Stock Market, including the following:

●
oversight of the company’s independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of the our independent registered public accounting firm to our Board of Directors in accordance with Israeli law;

●	recommending the engagement or termination of the office of the our internal auditor; and

●	reviewing and pre-approving the terms of audit and non-audit services provided by our independent auditors.

Our Audit Committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Pursuant to the Companies Law, the audit committee of a company shall be responsible for: (i) determining whether there are delinquencies in the business management practices of a company, including in consultation with an internal auditor or independent auditor, and making recommendations to the company’s board of directors to improve such practices; (ii) determining whether to approve certain related party transactions (including compensation of office holders or transactions in which an office holder has a personal interest and whether such transaction is material or otherwise an extraordinary transaction); (iii) where the company’s board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board and proposing amendments thereto; (iv) examining internal controls and the internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the special needs and size of a company); (v) examining the scope of the auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment thereof (either the board or the general meeting of shareholders); and (vi) establishing procedures for the handling of employees’ complaints as to the management of the business and the protection to be provided to such employees. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) the establishment of procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions. Under the Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. See “— Approval of Related Party Transactions under Israeli Law.”

Compensation Committee

In December 2012, Amendment 20 to the Companies Law, or Amendment 20, went into effect. Amendment 20 requires, among other things, that the board of directors of Israeli publicly-traded companies appoint a compensation committee comprised of at least three members, including all of the external directors of a company, and one of the external directors must serve as chairman of the committee. Such compensation committee may not include:

●	the chairman of the company’s board of directors;

●	a controlling shareholder or a relative of a controlling shareholder of the company (as each such term is defined in the Companies Law); or

●
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

A majority of the total number of then-serving members of a compensation committee shall constitute a quorum for the transaction of business at the compensation committee meetings.  The compensation committee of a publicly-traded company must consist of a majority of external directors.

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

The responsibilities of the compensation committee include the following:

●
to make recommendations to the board of directors as to a compensation policy for officers, as well as to recommend once every three years to extend the compensation policy, subject to receipt of the required corporate approvals;

●	to make recommendations to the board of directors as to any updates to the compensation policy which may be required;

●	to review the implementation of the compensation policy by the company;

●	to approve transactions relating to terms of office and employment of certain company office holders, which require the approval of the compensation committee pursuant to the Companies Law;

●	to exempt, under certain circumstances, a transaction relating to terms of office and employment from the requirement of approval of the shareholders meeting; and

●	to administer our share incentive plan.

In November 2012, in order to comply with the requirements of Amendment 20, our Board of Directors established a Compensation Committee, comprised of Nurit Benjamini and Dr. Avraham Molcho, our two external directors, and Dr. Raphael Hofstein. Nurit Benjamini serves as the Chairperson of our Compensation Committee.

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

In December 2013, a general meeting of our shareholders approved the Compensation Policy which had been recommended by our Compensation Committee and approved by our Board of Directors. The Compensation Policy governs the terms of compensation for our directors and office holders, in accordance with the requirements of the Companies Law.  Below is a summary discussion of the provisions of the Compensation Policy:

The Compensation Policy includes, among other issues prescribed by the Companies Law, a framework for establishing the terms of office and employment of our office holders, a recoupment policy, and guidelines with respect to the structure of the variable pay of our office holders.

Compensation is considered performance-based to the extent that a direct link is maintained between compensation and performance and that rewards are consistent with long-term stakeholder value creation.

At the company level, we analyze the overall compensation trends of the market in order to make informed decisions about our compensation approach. With specific reference to our office holders, we have used a benchmarking analysis based on an internally developed list of publicly traded companies that represent, as closely as possible, our peer group, and as further set out in the Compensation Policy.

According to the Compensation Policy, the fixed components of our office holder compensation will be examined at least every two years and compared to the market. Our Board of Directors may change the amount of the fixed components for one or more of our office holders after receiving a recommendation for such from our compensation committee. The change may be made if our Board of Directors concludes that such a change would promote our goals, operating plans and objectives and after taking into account the business and legal implications of the proposed change and its impact on our internal labor relations.  Any such changes are subject to formal approval by the relevant parties.  The fixed component of compensation remunerates the specific role covered and scope of responsibilities. It also reflects the experience and skills required for each position, as well as the level of excellence demonstrated and the overall quality of the office holder’s contribution to our business. The weighting of fixed compensation within the overall package is designed to reduce the risk of excessively risk-oriented behavior, to discourage initiatives focused on short-term results which might jeopardize our mid and long-term business sustainability and value creation, and to allow us a flexible compensation approach.  We offer our employees benefit plans based on common practice in the local labor market of the office holder.

As for the variable components of compensation, the types and amounts of such components will be determined with an aim at creating maximum matching between the Compensation Policy and our operating plan and objectives. Variable components of compensation will be primarily based on measurable long-term criteria. Nevertheless, we are allowed to base a non-material part of variable compensation on qualitative non-measurable criteria which focus on the office holder’s contribution to the Company.  Our variable compensation aims to remunerate for achievements by directly linking pay to performance outcomes in the short and long term. To strengthen the alignment of shareholder interests and the interests of management and employees, performance measurements reflect our actual results overall, as well as of the individual office holder. To support the aforementioned principles, we provide two types of variable compensation: Short-term - annual bonus; and Long-term - stock option plans.

Annual bonuses will be based on achievement of the business goals set out in our annual operating plan approved by the board of directors at the beginning of each year. The operating plan encompasses all aspects of our activities and as such sets the business targets for each member of the management team. Consequently, our compensation committee and board should be able to judge the suitability of a bonus payment by deliberating retrospectively at year end and comparing actual performance and target achievements against the forecasted operating plan. The annual bonus mechanism will be directly tied to meeting objectives - both our business objectives and the office holder’s personal objectives. The board’s satisfaction with the officer’s performance will also affect the bonus amount.  Annual bonus payments are subject to the limitations set out in the Compensation Policy and also subject to the discretion of our compensation committee and approval by the board of directors. In order to maintain some measure of flexibility, after calculating the compensation amount, the board of directors may exercise discretion about the final amount of the bonus.

Equity-based compensation may be granted in any form permitted under our share incentive plan in effect from time to time and shall be made in accordance with the terms of such share incentive plan. Equity-based compensation to office holders shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of each officer.  The vesting period will generally be four years, with the vesting schedule to be determined in accordance with market compensation trends. Our policy is to grant equity-based compensation with exercise prices at market value. Furthermore, in order to create a ceiling for the variable compensation: (1) the aggregate value of annual grants to any one office holder (based on the Black Scholes calculation on the date of grant) will be no more than the higher of 2% of our market capitalization at the end of the measurement period or $1.5 million; and (2) it is our intention that the maximum outstanding equity awards under its share incentive plan will not exceed 12% of our total fully-diluted share capital.  Our board of directors may, following approval by our compensation committee, make provisions with respect to the acceleration of the vesting period of any office holder’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

We will also establish a defined ratio between the variable and the fixed components of compensation, as well as a maximum amount for all variable components as of the date on which they are paid (or as of the grant date for non-cash variable equity components), and subject to the limitations on variable compensation components which are set out in the Compensation Policy.

We will also establish guidelines under which an office holder will refund to us part of the compensation received, if it was paid based on information that was retroactively restated in our financial reports.  Office holders shall be required to make restitution for any payments made based on our operating performance, if such payments were based on false or restated financial statements prepared at any time during the three years preceding discovery of the error.

All compensation arrangements of office holders are to be approved in the manner prescribed by applicable law.  Our Compensation Committee will review the Compensation Policy on an annual basis, and monitor its implementation, and recommend to our Board of Directors and shareholders to amend the Policy as it deems necessary from time to time. The term of the Compensation Policy shall be three years as of the date of its adoption on December 19, 2013. Following such three year term, the Compensation Policy, including any revisions recommended by our Compensation Committee and approved by our Board of Directors, as applicable, will be brought once again to the shareholders for approval.

Nominating Committee

Our Board of Directors does not currently have a nominating committee, having availed BioLineRx of the exemption available to foreign private issuers under the Marketplace Rules of the Nasdaq Stock Market. See “Item 16G. Corporate Governance.”

Financial Statement Review Committee

Our Board of Directors appointed a Financial Statement Review Committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. According to a resolution of our Board of Directors, the Audit Committee has been assigned the responsibilities and duties of a financial statement review committee, as permitted under relevant regulations promulgated under the Companies Law. From time to time as necessary and required to approve our financial statements, the Audit Committee holds separate meetings, prior to the scheduled meetings of the entire Board of Directors regarding financial statement approval. The function of a financial statement review committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent auditors and our internal auditor are invited to attend all meetings of the Audit Committee when it is acting in the role of the Financial Statement Review Committee or at which matters concerning the financial statements are discussed.  Our internal auditoris invited to attend all meetings of our Audit Committee.

Investment Monitoring Committee

        Our Board of Directors has established an Investment Monitoring Committee consisting of four members: Directors Michael Anghel and Nurit Benjamini; Philip Serlin, our Chief Financial Officer and Chief Operating Officer; and Raziel Fried, our Budget Control Manager and Treasurer. The function of the Investment Monitoring Committee includes providing recommendations to our Board of Directors regarding investment guidelines and performing an on-going review of the fulfillment of established investment guidelines. The Investment Monitoring Committee convenes for a meeting in accordance with our needs, but in any event at least twice per year. The Investment Monitoring Committee reports to our Board of Directors on a semi-annual basis

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and nominated by the board of directors. An internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of the company’s shares;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an executive officer or director of the company; or

●	a member of the company’s independent accounting firm.

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

Approval of Related Party Transactions under Israeli Law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

●	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

Under the Companies Law, an extraordinary transaction which requires approval is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

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

A transaction with the chief executive officer in a public company regarding his or her terms of office and employment requires approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by the Special Majority Requirements.  Approval of terms of office and employment for the chief executive officer which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above.

A transaction with an office holder in a public company (including the CEO) that is not a director regarding his or her terms of office and employment may be approved despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve the proposal, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder rejection into consideration.  In addition, the compensation committee may exempt the transaction regarding terms of office and employment with a CEO who has no relationship with the controlling shareholder or the company from shareholder approval if it has found, based on detailed reasons, that bringing the transaction to the approval of the shareholders meeting shall prevent the employment of such candidate by the company. Such approval may be given only in respect of terms of office and employment which are in accordance with the company’s compensation policy.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “— Audit Committee” for  the general definition of controlling shareholder under the Companies Law. The definition of “controlling shareholder” in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

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

●
at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

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

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval, in the same manner described above, is required once every three years, unless, with respect to extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

●	an amendment to the articles of association;

●	an increase in the company’s authorized share capital;

●	a merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

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

Exculpation, insurance and indemnification of office holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Articles of Association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●
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

●
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

●
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

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

●	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

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

Our Articles of Association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. In November 2011, our shareholders approved (i) the amendment of our Articles of Association to authorize indemnification and insurance in connection with administrative enforcement proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Companies Law described above; and (ii) a new form of indemnification letter for our directors and officers so as to reflect the amendment to our Articles of Association, which new form of letter was also approved in October 2011 by our audit committee and board of directors, and in November 2011 by our shareholders. The terms of such agreements are consistent with the provisions of the Compensation Policy which was approved by our shareholders in December 2013.

Our office holders are currently covered by a directors and officers’ liability insurance policy. The terms of such directors and officers insurance are consistent with the provisions of the Compensation Policy which was approved by our shareholders in December 2013. As of the date of this Annual Report on Form 20-F, no claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought. Pursuant to the approval of our shareholders which was obtained in August 2011, we carry directors’ and officers’ insurance covering each of our directors and executive officers for acts and omissions. See also “Certain Transactions and Related Party Transactions — Indemnification Agreements.”

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

D. Employees

As of December 31, 2013, we had 43 employees, all of whom are employed in Israel. Of our employees, 16 hold M.D. or Ph.D. degrees.

	December 31,
	2011	2012	2013

Management and administration	12	13	13
Research and development	37	37	27
Sales and marketing	3	2	3

While none of our employees are party to any collective bargaining agreements, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by virtue of expansion orders issued in accordance with relevant labor laws by  the Israel Ministry of Labor and Welfare,  and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and work week, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

E. Beneficial Ownership of Executive Officers and Directors

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 14, 2014 of each of our directors and executive officers individually and as a group.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class

Directors

Aharon Schwartz(1)	25,000	*
Michael J. Anghel(2)	25,000	*
Nurit Benjamini(3)	87,500	*
B.J. Bormann(4)	12,500	*
Raphael Hofstein(5)	225,000	*
Avraham Molcho(6)	87,500	*
Sandra Panem	–

Executive officers
Kinneret Savitsky(7)	1,547,202	*
Philip Serlin(8)	415,650	*
Leah Klapper(9)	406,769	*
David Malek(10)	125,000	*
Arnon Aharon(11)	–	*
All directors and executive officers as a group (12 persons)(12)	2,957,121	1.2%

*	Less than 1.0%.

(1)
Includes 25,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 14, 2014. Does not include 125,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 14, 2014.

(2)
Includes 25,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 14, 2014. Does not include 125,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 14, 2014.

(3)
Includes 87,500 ordinary shares issuable upon exercise of outstanding options within 60 days of March 14, 2014. Does not include 112,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 14, 2014.

(4)
Includes 12,500 ordinary shares issuable upon exercise of outstanding options within 60 days of March 14, 2014. Does not include 137,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 14, 2014.

(5)
Includes 225,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 14, 2014. Does not include 125,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 14, 2014.

(6)
Includes 87,500 ordinary shares issuable upon exercise of outstanding options within 60 days of March 14, 2014. Does not include 112,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 14, 2014.

(7)
Includes 631,170 ordinary shares issuable upon exercise of outstanding options within 60 days of March 14, 2014. Does not include 1,925,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 14, 2014.

(8)
Includes 415,650 ordinary shares issuable upon exercise of outstanding options within 60 days of March 14, 2014. Does not include 1,138,550 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 14, 2014.

(9)
Includes 215,495 ordinary shares issuable upon exercise of outstanding options within 60 days of March 14, 2014. Does not include 985,990 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 14, 2014.

(10)
Includes 125,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 14, 2014. Does not include 885,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 14, 2014.

(11)	Does not include 300,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 14, 2014.

(12)
Includes 1,849,815 ordinary shares issuable upon exercise of outstanding options within 60 days of March 14, 2014. Does not include 5,972,040 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 14, 2014.

Stock Option Plans

2003 Share Option Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Incentive Plan, or the Plan. The Plan provides for the granting of options and ordinary shares to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for options to be issued at the determination of our Board of Directors in accordance with applicable law. As of December 31, 2013, there were 18,892,594 ordinary shares issuable upon the exercise of outstanding options under the Plan.

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

In August 2013, our Board of Directors approved amendments to the Plan to take into account changes in laws and regulations that had occurred since its adoption and to extend the term of the plan until November 2023.

Administration of Our Share Incentive Plan

Our Plan is administered by our Compensation Committee, which makes recommendations to our Board of Directors regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Options granted under the Plan to eligible employees and office holders are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such options were granted, provided that options granted prior to January 1, 2006, or the ordinary shares issued upon their exercise, are subject to being held in trust for two years from the end of the year in which the options are granted. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

Options granted under the Plan generally vest over four years, and they expire between seven to 10 years from the grant date. If we terminate an employee for cause, all of the employee’s vested and unvested options expire immediately from the time of delivery of the notice of discharge, unless determined otherwise by the Audit Committee or the Board of Directors. Upon termination of employment for any other reason, including due to death or disability of the employee, vested options may be exercised within three months of the termination date, unless otherwise determined by the Audit Committee or the Board of Directors. Vested options which are not exercised and unvested options return to the pool of reserved ordinary shares under the Plan for reissuance.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 14, 2014, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.
The beneficial ownership of ordinary shares is based on the 338,812,199 ordinary shares outstanding as of March 14, 2014 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power.  For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 14, 2014, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.  Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights.

	Number of Shares Beneficially Held	Percent of Class

Pan Atlantic Bank and Trust Limited(1)	34,803,965	10.1
OrbiMed Israel Partners Limited Partnership(2)	27,350,000	8.0
Sabby Healthcare Volatility Master Fund, Ltd. (3)	17,000,000	5.0

(1)
Includes 7,000,000 ordinary shares issuable upon exercise of outstanding warrants within 60 days of March 14, 2014. Based upon information provided by the shareholder in its Schedule 13D/A filed with the SEC on March 10, 2014. Pan Atlantic Bank and Trust Limited is a wholly owned subsidiary of FCMI Financial Corporation (FCMI). All of the outstanding shares of FCMI are owned by Albert D. Friedberg, members of his family and trusts for the benefit of members of his family. Mr. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares of and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, Pan Atlantic Bank and Trust Limited. The principal executive offices of Pan Atlantic Bank and Trust Limited are at “Whitepark House,” 1st Floor, Whitepark Road, St. Michael BB11135, Barbados, West Indies.

(2)
Includes 16,000,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 14, 2014.  Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February13, 2014. OrbiMed Israel GP Ltd. (“OrbiMed Israel”) is the general partner of OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”), which is the general partner of the shareholder, OrbiMed Israel Partners Limited Partnership, an Israel limited partnership (“OrbiMed Partners”). OrbiMed Israel, as the general partner of OrbiMed BioFund, and OrbiMed BioFund, as the general partner of OrbiMed Partners, may be deemed to share voting and investment power with respect to the ordinary shares underlying the securities held by OrbiMed Partners.

(3)
(i) Sabby Healthcare Volatility Master Fund, Ltd. beneficially owns 1,700,000 of our ADSs, representing approximately 5.02% of the ADSs , and (ii) Sabby Management, LLC and Hal Mintz each beneficially own 1,700,000 ADSs, representing approximately 5.02% of the ADS. Sabby Management, LLC and Hal Mintz do not directly own any ADSs, but each indirectly owns 1,700,000 ADS. Sabby Management, LLC, a Delaware limited liability company, indirectly owns 1,700,000 ADSs because it serves as the investment manager of Sabby Healthcare Volatility Master Fund, Ltd. Mr. Mintz indirectly owns 1,700,000 ADSs in his capacity as manager of Sabby Management, LLC.

B. Related Party Transactions

Early Development Program Agreement

We entered into an agreement with Pan Atlantic pursuant to which Pan Atlantic committed to provide up to $5.0 million of funding for us to in-license and develop early development stage therapeutic candidates. Pursuant to this early development program, we were entitled to request from Pan Atlantic twice a year up to $625,000 for an aggregate of up to approximately $1.25 million per year, unless otherwise agreed by Pan Atlantic, for our early development research projects, provided that we match the program funds at a rate of $0.20 per every dollar invested by Pan Atlantic. Pan Atlantic fulfilled its entire $5,000,000 funding obligation under this program during 2012. As part of the agreement, Pan Atlantic had the right to invest up to $5.0 million in our first public offering outside of Israel, which right it exercised by participating in the public offering we carried out in March 2014. The full $6,000,000 of funds earmarked for the EDP program were completely utilized as of December 31, 2013. Pan Atlantic does not have any rights to any products developed through the EDP program.

Agreements with Directors and Officers

Employment Agreements

We have entered into employment agreements with each of our executive officers. See “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Senior Management.”

Indemnification Agreements

Our Articles of Association and Executive Compensation Policy approved by our shareholders permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. We have obtained directors and officers’ insurance for each of our officers and directors. See “Item 6. Directors, Senior Management and Employees — Board Practices — Exculpation, insurance and indemnification of office holders.”

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

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2013	1.79	0.59	0.49	0.16
2012	2.12	0.89	0.56	0.23
2011	3.24	1.13	0.91	0.30
2010	4.75	2.86	1.26	0.80
2009	5.68	0.86	1.53	0.23

Quarterly:
Fourth Quarter 2013	1.08	0.80	0.30	0.23
Third Quarter 2013	0.85	0.60	0.24	0.17
Second Quarter 2013	0.73	0.59	0.20	0.16
First Quarter 2013	1.79	0.63	0.49	0.17
Fourth Quarter 2012	1.39	0.94	0.36	0.25
Third Quarter 2012	1.18	0.90	0.30	0.22
Second Quarter 2012	1.12	0.89	0.30	0.23
First Quarter 2012	2.12	1.06	0.56	0.28

Most Recent Six Months:
March 2014 (through March 14, 2014)	1.03	0.88	0.29	0.25
February 2014	1.03	0.98	0.29	0.28
January 2014	1.05	0.99	0.30	0.29
December 2013	1.05	0.91	0.30	0.23
November 2013	1.00	0.89	0.28	0.25
October 2013	1.08	0.80	0.30	0.23
September 2013	0.85	0.73	0.24	0.17

On March 13, 2014, the last reported sales price of our ordinary shares on the TASE was NIS 0.88 per share, or $0.0.25 per share (based on the exchange rate reported by the Bank of Israel for such date).  On March 13, 2014, the exchange rate of the NIS to the dollar was $1.00 = NIS 3.465, as reported by the Bank of Israel.  As of March 13, 2014 there were three shareholders of record of our ordinary shares.  The number of record holders is not representative of the number of beneficial holders of our ordinary shares.

Price Range of our ADSs

Our ADSs have been trading on the Nasdaq Capital Market under the symbol “BLRX” since July 2011.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Capital Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2013	4.75	1.58
2012	5.55	2.23
2011 (from July 25, 2011)	5.59	2.75

Quarterly:
Fourth Quarter 2013	2.96	2.20
Third Quarter 2013	2.29	1.62
Second Quarter 2013	1.91	1.58
First Quarter 2013	4.75	1.68
Fourth Quarter 2012	3.35	2.47
Third Quarter 2012	3.00	2.23
Second Quarter 2012	2.85	2.30
First Quarter 2012	5.55	2.75

Most Recent Six Months:
March 2014 (through March 14, 2014)	2.92	2.48
February 2014	3.01	2.76
January 2014	3.07	2.78
December 2013	2.96	2.53
November 2013	2.82	2.38
October 2013	2.90	2.20
September 2013	2.27	1.94

       On March 14, 2014, the last reported sales price of our ADSs on the Nasdaq Capital Market was $2.48 per ADS.  As of March 14, 2014 there was one shareholder of record of our ADSs.  The number of record holders is not representative of the number of beneficial holders of our ADSs.

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

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value (under certain circumstances), require a resolution of our Board of Directors and court approval.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than with respect to the special approval requirements for the election of external directors described under “Item 6. Directors, Senior Management and Employees — Board Practices — External Directors.”

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law and our Articles of Association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our Articles of Association;

●	appointment or termination of our auditors;

●	appointment of directors and appointment and dismissal of external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the Companies Law;

●	director compensation, indemnification and change of the principal executive officer;

●	increases or reductions of our authorized share capital;

●	a merger; and

●
the exercise of our Board of Director’s powers by a general meeting, if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, the approval of a compensation policy with respect to office holders or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

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

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	an appointment or removal of directors;

●	an approval of transactions with office holders or interested or related parties;

●
an approval of a merger or any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by written ballot;

●
authorizing the chairman of the board of directors or his relative to act as the company’s chief executive officer or act with such authority; or authorize the company’s chief executive officer or his relative to act as the chairman of the board of directors or act with such authority; and

●	other matters which may be prescribed by Israel’s Minister of Justice.

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

Under Amendment 20, the board of directors of an Israeli publicly traded company is required to establish a compensation policy, to be approved by the shareholders of the company, pursuant to which the terms of office and compensation of the company’s officer holders will be decided. The final adoption of such compensation policy is subject to the approval of the shareholders, which approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which one of the following must be met:

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

In addition, pursuant to the Companies Law, terms of office and employment of office holders in a public company, and terms of employment and/or terms of office of a controlling shareholder in a public company, require the approval of the shareholders, which such approval is subject to the special majority required for approving the compensation policy (as detailed above). See “Item 6. Directors, Senior Management and Employees — Approval of Related Party Transactions under Israeli Law” for information regarding the shareholders’ approval, and any additional approvals that might be required, with respect to the approval of terms of office and employment of office holders in a public company, pursuant to the Companies Law.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential dividend or distribution rights that may be authorized in the future.

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the Israeli Securities Authority. Furthermore, any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. However, we may deny such a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

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

Antitakeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this annual report, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Articles of Association which requires the prior approval of the holders of a majority of our shares at a general meeting. Shareholders voting in such meeting will be subject to the restrictions provided in the Companies Law as described above.  In addition, the Israeli Securities Law and the rules and regulations of the TASE also limit the terms permitted with respect to a new class of shares created by a public company whose shares are traded on the TASE, and prohibit any such new class of shares from having voting rights.

C. Material Contracts

For a discussion of our out-licensing and in-licensing agreements, see Item 4. The following are summary descriptions of certain other material contracts to which we are a party. The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete agreements, which are attached as exhibits to this Annual Report on Form 20-F.

Incubator Agreement

We entered into an incubator agreement with the OCS in January 2005 to operate a biotechnology incubator. Our wholly-owned subsidiaries, BIJ Ltd. and BIJ L.P., operated the incubator. Under the arrangement, the OCS agreed to loan funds to the incubator in connection with in-licensing the rights to the therapeutic candidates. We in-licensed, through the incubator, certain, but not all, of the therapeutic candidates that we eventually incorporated into our pipeline.  As of December 31, 2013, we received approximately $15.5 million of funding from the OCS under the incubator agreement, which does not include $ 6.5 million we have received from the OCS outside of the incubator agreement, as of that date. The OCS funds have been used to initiate 23 different development projects, 22 of which have been terminated. Of our nine current development projects, BL-1040 is the only project that has been funded under the incubator agreement.

The incubator agreement had an initial six-year term ending on December 31, 2010. At the end of 2010, the OCS agreed to renew the agreement for an additional two years, with an option to renew for another one-year period at the same terms and conditions, subject to OCS approval. In 2012, the OCS approved our exercise of the option to extend the incubator agreement for the final one-year period through December 31, 2013. Now that the incubator agreement has expired, we will no longer be eligible for funding from the OCS through the incubator for new projects in the incubator, but projects and the terms of any outstanding funding at the time of expiration or termination will not be affected by the termination or expiration. In light of the expiry of the incubator agreement and in order to streamline our operations, we decided to transfer all the employees, activities and assets from the incubator to BioLineRx Ltd., and are currently in the process of winding down the incubator.

Under the incubator program, the Biotechnology Incubators Committee of the OCS was required to approve each project we intended to perform through the incubator and had broad discretionary powers with respect to approving equipment purchases and the general operation of the incubator. All of the restrictions placed on OCS-funded technology apply as well to all intellectual property derived from the incubator project. See “Item 4. Information on the Company — Business Overview — Government Funding for Development Programs — Israel Office of the Chief Scientist — Research and Development Grants.”

The funding provided to us under the incubator agreement was in the form of a separate loan for each project, to be repaid solely out of the revenues generated by such project, with interest, until the full repayment of the loan. Revenue derived from a product developed in the incubator is subject to royalty payments at the same rates as set forth in the Research Law, as described in this annual report, and until the loans provided for that project are repaid. However, if a loan is not repaid within two years following the completion of the applicable incubator project the interest rate for that loan will be doubled for the third through fifth years after completion of the project. The loan and all accrued interest are repayable upon demand if we violate the terms of the incubator agreement, with accrued interest. We initially provided the OCS with a bank guarantee in the sum of approximately NIS 8.1 million to cover all of our undertakings made under the agreement.  Following the expiration of the initial term of the incubator agreement, that guarantee expired as well and was replaced by two guarantees. The first guarantee (associated with the first renewal of the incubator agreement) was in the amount of NIS 1.5 million and expired on March 31, 2013. The second guarantee (associated with the second renewal of the incubator agreement) is in the amount of approximately NIS 1.4 million and will expire on March 31, 2014. In addition, all intellectual property held or developed by the incubator in connection with the incubator program is pledged as security for our obligations under the agreement. The intellectual property rights pledged may be realized by the State of Israel eight years after the date of approval of the relevant incubator program, or earlier in the event of a breach of the incubator agreement by us, or in the event liquidation or dissolution of our biotechnology incubator.

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

Cumulatively, as of March 14, 2014, we have issued 3,904,211 ADSs under the LPC agreement (including the initial and additional commitment fees), raising approximately $9.5 million in gross proceeds.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 26.5% of their taxable income beginning in 2014 and thereafter. Capital gains derived by an Israeli company are now generally subject to tax at the same rate as the corporate tax rate.

In May 2012, the Israeli Tax Authority, or ITA, approved our eligibility for tax benefits as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended, or Investments Law, with respect to a portion of the consideration deriving from certain of our development programs, or Eligible Projects. Subject to compliance with the applicable requirements, the portion of our undistributed income derived from our Benefited Enterprise programs will be entitled to a tax exemption for a period of ten years commencing in the first year in which we generate taxable income after setting off our losses for Israeli tax purposes from prior years in the amount of approximately $100 million. The ten-year period may not extend beyond 14 years from the beginning of the Benefited Enterprise’s election year. We received Benefited Enterprise status with respect to the Eligible Projects beginning in the 2009 tax year, so depending on when the Benefited Enterprise programs begin to generate taxable income, the benefit period could continue through 2022. However, any distribution of income derived from our Benefited Enterprise programs will result in such income being subject to a rate of corporate tax no greater than 25%.

Beginning with tax year 2014, we have the option to transition to a “Preferred Enterprise” regime under the Investments Law, according to which all of our income which is eligible for benefits under the regime would be subject to flat corporate tax rates of 9% in 2014 and thereafter, whether or not distributed. If we were to move our operations to a different part of the country, these rates may be increased. A transition to a Preferred Enterprise regime may not be reversed.

In addition, the ITA approved certain of our operations as an “Industrial Enterprise” under the Investments Law, meaning that we are eligible for accelerated depreciation with respect to certain tangible assets belonging to our Benefited Enterprise.

Should we not meet the requirements for maintaining these benefits, they may be reduced or cancelled and, among other things, our income deriving from the Eligible Projects (assuming we are profitable after offsetting losses) would be subject to Israeli corporate tax at the standard rate, which is set at 26.5% for 2014 and onwards. If these tax benefits are reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25% (or 30% if such person is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at the source, unless a lower rate is provided in a tax treaty between Israel and the shareholder’s country of residence. If the income out of which the dividend is being paid is sourced from profits attributable to a Benefited Enterprise under the Investments Law, the rate is generally not more than 15%.

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

Taxation of U.S. Investors

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC in 2014, and it is possible that we will be a PFIC in 2014 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

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

We believe that we were a PFIC for U.S. federal income tax purposes for years prior to 2009 and in 2011 and 2012. We were not a PFIC in 2009, 2010 and 2013, and we have not yet determined whether we will be a PFIC in 2014. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC in 2014 or in any subsequent year. Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

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

Default PFIC Rules. A U.S. Investor who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Investor,” will be subject to special rules with respect to (a) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Investor on the Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Investor in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Investor’s holding period for his Shares), and (b) any gain realized on the sale or other disposition of such Shares. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Investor’s holding period for the Shares;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●
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

In addition, since our ordinary shares are traded on the TASE, we also file periodic and immediate reports with, and furnish information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968 and the regulations enacted pursuant thereof, as applicable to a public company which also trades on the Nasdaq Capital Market. Copies of our filings with the Israeli Securities Authority can be retrieved electronically through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

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

Other distributions. If the Depositary or the custodian receives a distribution of anything other than cash or shares, the Depositary will distribute the property or securities to the ADS holder, in proportion to such holder’s holdings upon payment of its fees. If the Depositary determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with us, it may distribute the property or securities by any means it thinks are equitable and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the ADS holders. The Depositary may sell a portion of any distributed property that is sufficient to pay its fees.

Rights to subscribe for additional ordinary shares and other rights. If we offer our holders of ordinary shares any rights to subscribe for additional ordinary shares or any other rights, the Depositary will, if requested by us:

●	make the rights available to all or certain holders of ADSs, by means of warrants or otherwise, if lawful and practically feasible; or

●	if it is not lawful or practically feasible to make the rights available, attempt to sell those rights or warrants or other instruments.

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

Voting of the underlying shares. Under the deposit agreement, an ADS holder is entitled, subject to any applicable provisions of Israeli law, our Articles of Association and bylaws and the deposited securities, to exercise voting rights pertaining to the shares represented by its ADSs. If we so request, the Depositary will send to ADS holders such information as is contained in the notice of meeting that the Depositary receives from us, as well as a statement that holders of as the close of business on the specified record date will be entitled to instruct the Depositary as to the exercise of voting rights and a statement as to the manner in which the such instructions may be given. Under the terms of the Deposit Agreement, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, then the Depositary will deem the holder of the shares to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to the shares represented by such ADSs, and the Depositary will give such instruction. In such case, the restrictions of the Israeli Companies Law with respect to “personal interest,” as described elsewhere in this annual report, would apply as well.

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

Termination of the deposit agreement. The Depositary will terminate the deposit agreement if we ask it to do so and will notify the ADS holders at least 30 days before the date of termination. The Depositary may also terminate the deposit agreement if it resigns and a successor depositary has not been appointed by us and accepted its appointment within 60 days after the Depositary has given us notice of its resignation. After termination of the deposit agreement, the Depositary will no longer register transfers of ADSs, distribute dividends to the ADS holders, accept deposits of ordinary shares, give any notices, or perform any other acts under the deposit agreement whatsoever, except that the Depositary will continue to:

●	collect dividends and other distributions pertaining to deposited securities;

●	sell rights as described under the heading “Dividends, Other Distributions and Rights — Rights to subscribe for additional shares and other rights” above; and

●
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

Charges of Depositary

We will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between us and the Depositary from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the deposit agreement):

●	taxes and other governmental charges;

●	any applicable transfer or registration fees;

●	certain cable, telex and facsimile transmission charges as provided in the Deposit Agreement;

●	any expenses incurred in the conversion of foreign currency;

●	a fee of $5.00 or less per 100 ADSs (or a portion thereof) for the execution and delivery of ADRs and the surrender of ADRs;

●	a fee of $.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement;

●	a fee for the distribution of securities pursuant to the Deposit Agreement;

●	in addition to any fee charged for a cash distribution, a fee of $.05 or less per ADS (or portion thereof) per annum for depositary services;

●	a fee for the distribution of proceeds of rights that the Depositary sells pursuant to the Deposit Agreement; and

●	any other charges payable by the Depositary, any of the Depositary’s agents, or the agents of the Depositary’s agents in connection with the servicing of Shares or other Deposited Securities.

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

ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

(c)           Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)           Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firms (members of PricewaterhouseCoopers International Ltd.).

	Year Ended December 31,
	2012	2013
Services Rendered	(in NIS 000’s)
Audit Fees(1)	394	352
Audit-Related Fees (2)	40	48
Tax Fees(3)	154	259
All Other Fees	-	-
Total	588	659

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related services relate to reports to the OCS and work regarding a public listing or offering.
(3)	Tax fees relate to tax compliance, planning and advice.

Our Audit Committee, in accordance with its charter, reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Marketplace Rules of the Nasdaq Stock Market, we follow the provisions of the Companies Law, rather than the Marketplace Rules of the Nasdaq Stock Market, with respect to the following requirements:

●
Distribution of annual and quarterly reports to shareholders. Under Israeli law, as a public company whose shares are traded on the TASE, we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports publicly available through the website of the Israeli Securities Authority and the TASE. In addition, we make our audited financial statements available to our shareholders at our offices. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●
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

●
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

●
Audit Committee. Our Audit Committee complies with all of the requirements under Israeli law, and is composed of two external directors, which are all of our external directors, and only one other director, who cannot be the chairman of our Board of Directors. Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the Audit Committee.

●
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

●
Compensation Committee and Compensation of Officers. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required underNasdaq’s recently adopted listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter.  Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law, and is composed of two external directors, which are all of our external directors, and one additional director, who is not the chairman of our Board of Directors or otherwise employed by the Company. Additionally, we comply with the requirements set forth under the Companies Law, pursuant to which transactions with office holders regarding their terms of office and employment, and transaction with a controlling shareholder in a company regarding his or her employment and/or his or her terms of office with the company, may require the approval of the compensation committee, the board of directors and under certain circumstances the shareholders, either in accordance with our previously approved compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. See “Item 6. Directors, Senior Management and Employees — Board Practices — Compensation Committee” for information regarding the Compensation Committee, and “Item 6. Directors, Senior Management and Employees — Approval of Related Party Transactions under Israeli Law” for information regarding the special approvals required with respect to approval of terms of office and employment of office holders, pursuant to the Companies Law, as set forth under Amendment 20. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules.

●
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

●
Shareholder Approval. We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Companies Law, which are different or in addition to the requirements for seeking shareholder approval under Nasdaq Listing Rule 5635, rather than seeking approval for corporation actions in accordance with such listing rules.

●
Equity Compensation Plans. We do not necessarily seek shareholder approval shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. Our equity compensation plan is available to our employees, none of whom are currently U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

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

2.3(2)	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Depositary Agreement.

4.3(1)	Employment Agreement with Kinneret Savitsky, Ph.D., dated October 13, 2004.

4.5(1)	Employment Agreement with Philip Serlin, dated May 24, 2009.

4.6†(1)	License Agreement entered into as of January 10, 2005, by and between BioLine Innovations Jerusalem L.P. and B.G. Negev Technologies and Applications Ltd.

4.7(1)	Assignment Agreement dated as of January 1, 2009 entered into by and between BioLine Innovations Jerusalem L.P. and BioLineRx Ltd.

4.13(1)	Incubator agreement with the Office of the Chief Scientist, January 2005.

4.15(1)	Early Development Program Agreement with Pan Atlantic Investments Limited, dated January 10, 2007.

4.16†(1)	License Agreement between Innovative Pharmaceutical Concepts, Inc. and BioLineRx Ltd. dated November 25, 2007.

4.17†(1)	Amended and Restated License and Commercialization Agreement by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P. dated August 26, 2009.

4.18	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan.

4.19(1)	Lease Agreement between Kaps-Pharma Ltd. and BioLine Innovations Jerusalem L.P., dated July 10, 2005, and Extension to Lease Agreement, dated December 4, 2008.

4.20(1)	Amendment to Employment Agreement with Kinneret Savitsky, Ph.D., dated January 2, 2004.

4.21(1)	Employment Agreement with Leah Klapper, Ph.D., dated January 27, 2005.

4.25†(1)	Payment Date Extension Amendment by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P., dated April 21, 2010.

4.26(1)
Amendment to the Amended and Restated license and Commercialization Agreement by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P., dated April 21, 2010.

4.27(1)	Extension agreement dated January 2, 2011 to the Incubator Agreement with the Office of the Chief Scientist.

4.28(1)	Sponsored Research Agreement entered into as of June 23, 2011 by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and BioLineRx Ltd.

4.29(1)	License Agreement entered into as of June 23, 2011 by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and BioLineRx Ltd.

Exhibit Number	Exhibit Description

4.30(4)	Employment Agreement with David Malek, dated August 8, 2011

4.31(3)	Form of Warrant to purchase American Depositary Shares

4.32(7)	Form of Warrant to purchase American Depositary Shares

4.33†(8)	License Agreement entered into as of September 2, 2012 by and among BioLineRx Ltd. and Biokine Therapeutics Ltd.

4.34	Consulting Agreement with Arnon Aharon, M.D., dated January 1, 2014

4.35†	License Agreement entered into as of February 15, 2011 by Valorisation-Recherche, Limited Partnership, and BioLineRx Ltd.

4.36(9)	Executive Compensation Plan

8.1(1)	List of subsidiaries of the Registrant.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(3)	Form of Purchase Agreement between BioLineRx Ltd. and the Purchasers named therein, dated February 15, 2012

15.2(6)	Purchase Agreement between BioLineRx Ltd. and Lincoln Park, LLC, dated September 21, 2012

15.3(6)	Registration Rights Agreement between BioLineRx Ltd. and Lincoln Park, LLC, dated September 21, 2012

15.4(7)	Subscription Agreement between BioLineRx Ltd. and OrbiMed Israel Partners Limited Partnership, dated February 6, 2013

15.5	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(2)	Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (No. 333-175360) filed by the Bank of New York Mellon with respect to the Registrant’s American Depositary Receipts.

(3)	Incorporated by reference to the Registrant’s Form 6-K filed on February 15, 2012.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (No. 333-179792) filed on February 29, 2012.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (No. 333-183976) filed on September 19, 2012.

(6)	Incorporated by reference to the Registrant’s Form 6-K filed on September 27, 2012.

(7)	Incorporated by reference to the Registrant’s Form 6-K filed on February 6, 2013.

(8)	Incorporated by reference to the Registrant’s Form 6-K filed on February 6, 2013.

(9)	Incorporated by reference to the Registrant’s Form 6-K filed on November 13, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Kinneret Savitsky
Kinneret Savitsky, Ph.D.
Chief Executive Officer

Date: March 17, 2014

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements at December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
BioLineRx Ltd.

We have audited the accompanying consolidated statements of financial position of BioLineRx Ltd. (“BioLineRx”) and its consolidated entities as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of BioLineRx’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioLineRx and its consolidated entities as of December 31, 2013 and 2012 and their results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 17, 2014	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Ltd.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

				Convenience translation into USD (Note 1b)
	Note	December 31,		December 31,
		2012	2013	2013
		NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5a	68,339	30,888	8,899
Short-term bank deposits	5b	11,459	32,345	9,319
Prepaid expenses		804	896	258
Other receivables	14a	2,254	1,249	360
Total current assets		82,856	65,378	18,836

NON-CURRENT ASSETS
Restricted deposits	12b	3,513	573	165
Long-term prepaid expenses	14b	204	169	49
Property and equipment, net	6	3,172	2,471	712
Intangible assets, net	7	1,063	878	253
Total non-current assets		7,952	4,091	1,179
Total assets		90,808	69,469	20,015

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	8	137	-	-
Accounts payable and accruals:
Trade	14c	12,283	7,945	2,289
OCS		6,148	-	-
Other	14c	5,443	2,499	720
Total current liabilities		24,011	10,444	3,009

NON-CURRENT LIABILITIES
Retirement benefit obligations		143	152	44
Warrants	9c	10,725	18,187	5,240
Total non-current liabilities		10,868	18,339	5,284
COMMITMENTS AND CONTINGENT LIABILITIES	12
Total liabilities		34,879	28,783	8,293

EQUITY	9
Ordinary shares		1,837	2,414	696
Share premium		464,629	509,857	146,890
Capital reserve		33,802	34,192	9,851
Accumulated deficit		(444,339)	(505,777)	(145,715)
Total equity		55,929	40,686	11,722
Total liabilities and equity		90,808	69,469	20,015

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,			Convenience translation into USD (Note 1b)
		2011	2012	2013	2013
		NIS in thousands			In thousands

RESEARCH AND DEVELOPMENT EXPENSES, NET	14d	(42,623)	(64,304)	(44,057)	(12,692)
SALES AND MARKETING EXPENSES	14e	(3,308)	(3,227)	(4,101)	(1,182)
GENERAL AND ADMINISTRATIVE EXPENSES	14f	(12,722)	(14,026)	(13,225)	(3,810)

OPERATING LOSS		(58,653)	(81,557)	(61,383)	(17,684)
NON-OPERATING INCOME, NET	14g	-	3,958	4,191	1,207
FINANCIAL INCOME	14h	12,730	8,819	2,600	749
FINANCIAL EXPENSES	14i	(4,263)	(7,490)	(6,846)	(1,972)

NET LOSS AND COMPREHENSIVE LOSS		(50,186)	(76,270)	(61,438)	(17,700)

		NIS			USD
LOSS PER ORDINARY SHARE - BASIC	11	(0.41)	(0.45)	(0.27)	(0.08)
LOSS PER ORDINARY SHARE - DILUTED	11	(0.41)	(0.45)	(0.27)	(0.08)

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Share		Capital	Accumulated
	shares	premium	Warrants	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2011 CHANGES IN 2011:	1,236	414,435	6,549	27,623	(317,883)	131,960
Employee stock options exercised	*	177	-	(176)	-	1
Employee stock options forfeited and expired	-	113	-	(113)	-	-
Expiration of warrants	-	6,549	(6,549)	-	-	-
Share-based compensation	-	-	-	3,983	-	3,983
Comprehensive loss for the year	-	-	-		(50,186)	(50,186)
BALANCE AT DECEMBER 31, 2011 CHANGES IN 2012:	1,236	421,274	-	31,317	(368,069)	85,758
Issuance of share capital, net	601	42,700	-	-	-	43,301
Employee stock options exercised	*	272	-	(270)	-	2
Employee stock options forfeited and expired	-	383	-	(383)	-	-
Share-based compensation	-	-	-	3,138	-	3,138
Comprehensive loss for the year	-	-	-	-	(76,270)	(76,270)
BALANCE AT DECEMBER 31, 2012 CHANGES IN 2013:	1,837	464,629	-	33,802	(444,339)	55,929
Issuance of share capital, net	573	42,313	-	-	-	42,886
Employee stock options exercised	2	1,465	-	(1,457)	-	10
Warrants exercised	2	257	-	-	-	259
Employee stock options forfeited and expired	-	1,193	-	(1,193)	-	-
Share-based compensation	-	-	-	3,040	-	3,040
Comprehensive loss for the year	-	-	-	-	(61,438)	(61,438)
BALANCE AT DECEMBER 31, 2013	2,414	509,857	-	34,192	(505,777)	40,686

* Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	Convenience translation into thousands USD (Note 1b)
BALANCE AT DECEMBER 31, 2012 CHANGES IN 2013:	530	133,860	9,739	(128,015)	16,114
Issuance of share capital, net	165	12,190	-	-	12,355
Employee stock options exercised	1	422	(420)	-	3
Warrants exercised	*	74	-	-	74
Employee stock options forfeited and expired	-	344	(344)	-	-
Share-based compensation	-	-	876	-	876
Comprehensive loss for the year	-	-	-	(17,700)	(17,700)
BALANCE AT DECEMBER 31, 2013	696	146,890	9,851	(145,715)	11,722

* Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,			Convenience translation into USD (Note 1b)
	2011	2012	2013	2013
	NIS in thousands			In thousands
CASH FLOWS - OPERATING ACTIVITIES
Net loss	(50,186)	(76,270)	(61,438)	(17,700)
Adjustments required to reflect net cash used in operating activities (see appendix below)	7,445	1,125	(9,026)	(2,600)
Net cash used in operating activities	(42,711)	(75,145)	(70,464)	(20,300)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(63,456)	(12,025)	(129,359)	(37,268)
Maturities of short-term deposits	27,308	64,801	107,049	30,841
Investments in restricted deposits	(1,000)	(775)	-	-
Maturities of restricted deposits	675	-	2,900	835
Purchase of property and equipment	(951)	(598)	(309)	(89)
Purchase of intangible assets	(133)	(61)	(99)	(29)
Net cash provided by (used in) investing activities	(37,557)	51,342	(19,818)	(5,710)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance expenses	-	59,207	55,306	15,934
Repayments of bank loan	(308)	(300)	(127)	(37)
Proceeds from exercise of employee stock options	1	2	10	3
Net cash provided by (used in) financing activities	(307)	58,909	55,189	15,900

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(80,605)	35,106	(35,093)	(10,110)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	111,746	33,061	68,339	19,689
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	1,920	172	(2,358)	(680)
CASH AND CASH EQUIVALENTS - END OF YEAR	33,061	68,339	30,888	8,899

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,			Convenience translation into USD (Note 1b)
	2011	2012	2013	2013
	NIS in thousands			In thousands
APPENDIX

Adjustments required to reflect net cash provided by (used in) operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	1,563	1,524	1,147	330
Impairment of intangible assets	88	-	137	40
Retirement benefit obligations	53	60	9	3
Long-term prepaid expenses	(8)	-	35	10
Exchange differences on cash and cash equivalents	(1,920)	(172)	2,358	679
Warrant issuance costs	-	1,204	470	135
Gain on adjustment of warrants to fair value	-	(7,265)	(5,169)	(1,489)
Commitment fee paid by issuance of share capital	-	880	-	-
Share-based compensation	3,983	3,138	3,040	876
Interest and exchange differences on short-term deposits	(1,597)	1,547	1,424	410
Interest and linkage differences on bank loan	(14)	20	(10)	(3)
Interest and exchange differences on restricted deposits	(7)	8	40	12
	2,141	944	3,481	1,003

Changes in operating asset and liability items:
Decrease in trade accounts receivable and other receivables	1,847	1,454	913	263
Decrease in accounts payable and accruals	3,457	(1,273)	(13,420)	(3,866)
	5,304	181	(12,507)	(3,603)

	7,445	1,125	(9,026)	(2,600)

Supplementary information on investing and financing activities not involving cash flows:
Credit received in connection with purchase of property and equipment	265	10	-	-

Supplementary information on interest received in cash	1,825	1,720	503	145

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

In December 2004, BioLineRx registered a limited partnership, BioLine Innovations Jerusalem L.P. (“BIJ LP”), which commenced operations in January 2005. BioLineRx holds a 99% interest in BIJ LP, with the remaining 1% held by a wholly owned subsidiary of BioLineRx, BioLine Innovations Ltd. (“BIJ Ltd.”). BIJ LP was established to operate a biotechnology incubator located in Jerusalem (the “Incubator”) under an agreement with the State of Israel. The agreement with the State of Israel relating to the Incubator terminated on December 31, 2013, and the Company is currently in the process of winding down BIJ LP’s operations. The Company expects to liquidate both BIJ LP and BIJ Ltd. during 2014. See Note 12a(1).

In February 2007, BioLineRx listed its securities on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market. See Note 9.

In January 2008, BioLineRx established a wholly owned subsidiary, BioLineRx USA Inc. (“BioLineRx USA”), which served as the Company’s business development arm in the United States. During 2011, the Company transferred its business development activities to Israel, and BioLine USA is no longer active.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from two out-licensing transactions, the Company cannot determine with reasonable certainty when and if the Company will have sustainable profits.

b.
Convenience translation into US dollars (“dollars”, “USD” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2013 have been translated into dollars at the representative rate of exchange on December 31, 2013 ($1 = NIS 3.471). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.
Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2013 were approved by the Board of Directors on March 17, 2014, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.
Basis of presentation

The Company’s consolidated financial statements as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise.

The consolidated financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss and adjustment of assets and liabilities in connection with retirement benefit obligations.

The Company classifies its expenses on the statement of comprehensive loss based on the operating characteristics of such expenses.

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

a)
Financial assets at fair value through profit or loss

The Company’s investment policy with regard to its excess cash, as adopted by its Board of Directors, is composed of the following objectives: (i) preserving investment principal, (ii) providing liquidity and (iii) providing optimum yields pursuant to the policy guidelines and market conditions. The policy provides detailed guidelines as to the securities and other financial instruments in which the Company is allowed to invest. In addition, in order to maintain liquidity, investments are structured to provide flexibility to liquidate at least 50% of all investments within 15 business days. Information about these assets, including details of the portfolio and income earned, is provided internally on at least a quarterly basis to the Company’s key management personnel and on a semi-annual basis to the Investment Monitoring Committee of the Board of Directors. Any divergence from this investment policy requires approval from the Board of Directors.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

h.	Financial assets (cont.)

b)
Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are included in current assets, except for installments which are due more than 12 months subsequent to the balance sheet date. Such installments are included in non-current assets. The Company’s loans and receivables include “accounts receivable,” “cash and cash equivalents”, “bank deposits” and “restricted deposits” on the balance sheet. See Notes 2i and 2j.

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

Receipts in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price is not deemed to be fixed, the warrants are classified as a non-current derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each reporting date. The fair value changes are charged to non-operating income and expense on the statement of comprehensive loss. Issuance costs allocable to warrants are also recorded as non-operating expense on the statement of comprehensive loss.

l.	Share capital

BioLineRx’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction from the issuance proceeds.

m.	Trade payables

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

n.	Deferred taxes

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

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

o.	Revenue recognition

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

 An intangible asset arising from development (or from the development phase of an internal project) is recognized if all of the following conditions are fulfilled:

•	technological feasibility exists for completing development of the intangible asset so that it will be available for use or sale.

•	it is management’s intention to complete development of the intangible asset for use or sale.

•	the Company has the ability to use or sell the intangible asset.

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2013, the Company has not yet capitalized development expenses.

q.	Government participation in research and development expenses

The Company receives participation in research and development expenses from the State of Israel through the OCS, both in the form of loans extended to the Incubator for research and development, as described in Note 12a(1), and in the form of grants, as described in Note 12a(2). The agreement with the State of Israel relating to the Incubator terminated on December 31, 2013; accordingly, the Company does not expect to receive additional funding in the form of loans extended to the Incubator.

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

r.	Employee benefits

1)	Pension and severance pay obligations

Israeli labor laws and the Company’s agreements require the Company to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. Most of the Company’s employees are covered by a defined contribution plan under Section 14 of the Israel Severance Pay Law.

The amounts recorded as an employee benefit expense in respect of defined contribution plans for the years 2011, 2012 and 2013 were NIS 1,988,000, NIS 1,997,000 and NIS 1,746,000, respectively.

With respect to the remaining employees, the Company records a liability on its balance sheet for defined benefit plans that represents the present value of the defined benefit obligation as of each reporting date, net of the fair value of plan assets. The present value of the defined benefit liability is determined by discounting the anticipated future cash outflows, using interest rates that are denominated in the currency in which the benefits will be payable.

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

s.	Loss per share

1)	Basic

The basic loss per share is calculated by dividing the loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.

2)	Diluted

The diluted loss per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants issued to investors, as well as options granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2011, 2012 and 2013, as their effect would not have been dilutive.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

t.	Changes in accounting policy and disclosures

New and amended standards adopted by the Company

The following standards have been adopted by the Company for the first time for the fiscal year beginning January 1, 2013:

IFRS 13, “Fair Value Measurement”, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting, but rather provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the Company’s consolidated financial statements, except the following set out below, for which the impact has not been fully assessed.

IFRS 9, “Financial Instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is yet to assess IFRS 9’s full impact.

NOTE 3 – FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2013 is immaterial (see Note 3b). The activities of the Company expose it to market risk, particularly as a result of currency risk.

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

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2013
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	NIS in thousands
Dollar-linked balances:
Cash and cash equivalents	2,239	1,119	22,388	(1,119)	(2,239)
Short-term bank deposits	3,235	1,617	32,345	(1,617)	(3,235)
Restricted deposits*	57	29	573	(29)	(57)
Trade payables	(612)	(306)	(6,117)	306	612
Total dollar-linked balances	4,919	2,459	49,189	(2,459)	(4,919)
Euro-linked trade payables	(22)	(11)	(225)	11	22
Total	4,897	2,448	48,964	(2,448)	(4,897)

* See also Note 12b(2).

The Company also maintains cash and cash equivalent balances that are linked to other currencies in amounts that are not material.

	December 31, 2012
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	NIS in thousands
Dollar-linked balances:
Cash and cash equivalents	5,025	2,512	50,247	(2,512)	(5,025)
Short-term bank deposits	1,146	573	11,459	(573)	(1,146)
Restricted deposits*	61	31	613	(31)	(61)
Trade payables	(878)	(439)	(8,780)	439	878
Total dollar-linked balances	5,354	2,677	53,539	(2,677)	(5,354)
Euro-linked trade payables	(41)	(20)	(409)	20	41
Total	5,313	2,657	53,130	(2,657)	(5,313)

*See also Note 12b(2).

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is data regarding exchange rates and the Israeli CPI:

	Exchange rate of $1	Exchange rate of € 1	Israeli CPI*
	NIS	NIS	Points
As of December 31:
2012	3.733	4.921	130.66
2013	3.471	4.782	133.04

Percentage increase (decrease) in:
2012	(2.3)%	(0.3)%	1.6%
2013	(7.0)%	(2.8)%	1.8%

*	Based on the CPI index for the month ending on each balance sheet date, on the basis that the average for year 2000 = 100. Set forth below is information on the linkage of monetary items:

	December 31, 2012			December 31, 2013
	Dollar	Other currencies	NIS	Dollar	Other currencies	NIS
	NIS in thousands
Assets:
Current assets:
Cash and cash equivalents	50,247	11	18,081	22,388	37	8,463
Short term bank deposits	11,459	-	-	32,345	-	-
Other receivables	-	-	2,254	-	-	896
Non-current assets:
Restricted deposits	613	-	*2,900	573	-	-
Total assets	62,319	11	23,235	55,306	37	9,359

Liabilities:
Current liabilities:
Current maturities of bank loan	-	-	*137	-	-	-
Accounts payable and accruals:
Trade	8,780	573	2,930	6,117	350	1,478
OCS	-	-	6,148	-	-	-
Other	-	-	2,889	-	-	2,499
Total liabilities	8,780	573	12,104	6,117	350	3,977
Net asset value	53,539	(562)	11,131	49,189	(313)	5,382

*	Linked to the CPI

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2013, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items and restricted deposits), as well as a liability on account of warrants.

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

With regard to the liability on account of warrants, see Note 9c(2), 9c(3).

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

The Company’s cash and cash equivalents at December 31, 2012 and 2013 were mainly deposited with major Israeli and U.S. banks. In the Company’s opinion, the credit risk in respect of these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2012	2013
	NIS in thousands
Assets:
Cash and cash equivalents	68,339	30,888
Short-term bank deposits	11,459	32,345
Other receivables	2,254	1,249
Restricted deposits	3,513	573
Total	85,565	65,055

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk (cont.)

Although the Company has succeeded in generating significant revenues from two out-licensing transactions, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources, including the proceeds from the public offering completed in March 2014 (see Note 18), will be sufficient to fund its projected cash requirements through the end of 2016. Accordingly, in the event that the Company does not continue to generate cash from its operating activities, the Company will need to raise additional capital in the future. Inability to raise additional capital would have a material adverse effect on the financial condition of the Company.

d.	Financial instruments

As of December 31, 2012 and 2013, the Company’s financial instruments consisted of loans and receivables, and a liability on account of warrants.

e.	Fair value estimations

In February 2012 and 2013, BioLineRx completed financing transactions in which it issued ADSs and warrants to purchase additional ADSs – see Note 9c. The fair value of the warrants, which are not traded on an active market, is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

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

Development expenses are capitalized in accordance with the accounting policy described in Note 2p. The capitalization of costs is based on management’s judgment of technological and economic feasibility, which is usually achieved when a development project reaches a predefined milestone, or when the Company enters into a transaction to sell the know-how that resulted from the development process. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets, and the anticipated period of future benefits. Company management has concluded that, as of December 31, 2013, the foregoing conditions have not been met and therefore development expenses have not been capitalized for any project.

If management had determined that the aforementioned conditions had been met, the capitalization of development costs would have resulted in an increase in the Company’s profit or a decrease in its losses.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont.)

b.	Grants/loans from the OCS

In accordance with the accounting treatment prescribed in Note 2q, Company management is required to evaluate whether there is reasonable assurance that the grant/loan received will be paid or repaid. Additionally, whenever the grant/loan is initially recognized as income, management is required to evaluate whether the payment of royalties/repayment of loans to the OCS is considered more likely than not.

See Notes 12a(1) and 12a(2) with regard to the potential amount repayable to the OCS as of December 31, 2013.

NOTE 5 – CASH, CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

a.	Cash and cash equivalents

	December 31,
	2012	2013
	NIS in thousands

Cash on hand and in bank	2,208	12,822
Short-term bank deposits	66,131	18,066
	68,339	30,888

The short-term bank deposits included in cash and cash equivalents bear interest at annual rates of between 0.10% and 0.95%. The carrying amount of cash and cash equivalents approximates their fair value, since they bear interest at rates similar to prevailing market interest rates.

b.	Short-term bank deposit

The short-term bank deposits are linked to the dollar and bear interests at annual rates of between 0.3% and 0.37%.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2010	2011
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2011
Office furniture and equipment	724	155	-	879	211	43	-	254	513	625
Computers and communications equipment	1,149	420	-	1,569	713	248	-	961	436	608
Laboratory equipment, net*	4,646	465	-	5,111	1,911	737	-	2,648	2,735	2,463
Leasehold improvements	4,194	72	-	4,266	3,369	382	-	3,751	825	515
	10,713	1,112	-	11,825	6,204	1,410	-	7,614	4,509	4,211
*Item is net of OCS grants received - see 12a(1)	2,250	-	-	2,250	1,488	338	-	1,826	762	424

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2011	2012
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2012
Office furniture and equipment	879	27	-	906	254	52	-	306	625	600
Computers and communications equipment	1,569	111	-	1,680	961	310	-	1,271	608	409
Laboratory equipment, net*	5,111	198	-	5,309	2,648	689	-	3,337	2,463	1,972
Leasehold improvements	4,266	7	-	4,273	3,751	331	-	4,082	515	191
	11,825	343	-	12,168	7,614	1,382	-	8,996	4,211	3,172
*Item is net of OCS grants received – see 12a(1)	2,250	-	-	2,250	1,826	311	-	2,137	424	113

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – PROPERTY AND EQUIPMENT (cont.)

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2012	2013
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2013
Office furniture and equipment	906	-	-	906	306	51	-	357	600	549
Computers and communications equipment	1,680	142	(467)	1,355	1,271	288	(467)	1,092	409	263
Laboratory equipment, net*	5,309	157	(3,273)	2,193	3,337	606	(3,273)	670	1,972	1,523
Leasehold improvements	4,273	-	(3,531)	742	4,082	55	(3,531)	606	191	136
	12,168	299	(7,271)	5,196	8,996	1,000	(7,271)	2,725	3,172	2,471
*Item is net of OCS grants received – see 12a(1)	2,250	-	-	2,250	2,137	92	-	2,229	113	21

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – INTANGIBLE ASSETS

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2010	2011
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2011
Intellectual property	1,731	-	(88)	1,643	751	-	-	751	980	892
Computer software	1,107	33	-	1,140	735	153	-	888	372	252
	2,838	33	(88)	2,783	1,486	153	-	1,639	1,352	1,144

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2011	2012
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2012
Intellectual property	1,643	-	-	1,643	751	-	-	751	892	892
Computer software	1,140	61	-	1,201	888	142	-	1,030	252	171
	2,783	61	-	2,844	1,639	142	-	1,781	1,144	1,063

	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2012	2013
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2013
Intellectual property	1,643	-	(137)	1,506	751	-	-	751	892	755
Computer software	1,201	99	(243)	1,057	1,030	147	(243)	934	171	123
	2,844	99	(380)	2,563	1,781	147	(243)	1,685	1,063	878

During 2011, the Company wrote-off intellectual property in the total amount of NIS 88,000 in respect of the termination of BL-4040. During 2013, the Company wrote-off intellectual property in the total amount of NIS 137,000 in respect of the termination of BL-5040.

Depreciation in respect of computer software for all years presented, as well as the impairment of intellectual property for the years 2011 and 2013, was included in research and development expenses.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 – LONG-TERM BANK LOAN

	December 31,
	2012	2013
	NIS in thousands

Loan balance	137	-
Less current maturities	(137)	-
	-	-

The loan was denominated in NIS, linked to the CPI and bore interest at an annual rate of 2.4%. The book value of the loan approximated its fair value.

The loan was repayable in 36 monthly installments and was collateralized by a lien on the related equipment with a net book value of NIS 432,000. The lien was released upon repayment of the loan.

NOTE 9 – EQUITY

a.	Share capital

As of December 31, 2013 and 2012, share capital is composed of ordinary shares, as follows:

	Number of Ordinary Shares
	December 31,
	2012	2013

Authorized share capital	750,000,000	750,000,000

Issued share capital	183,713,197	241,487,049

Paid-up share capital	183,713,197	241,487,049

	In NIS
	December 31,
	2012	2013

Authorized share capital	2,500,000	7,500,000

Issued share capital	1,837,132	2,414,870

Paid-up share capital	1,837,132	2,414,870

As of December 31, 2013, the market price on NASDAQ of BioLineRx’s ADSs was $2.81, and the market price on the Tel Aviv Stock Exchange of BioLineRx’s ordinary shares was NIS 0.982. Each ADS represents 10 ordinary shares.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

b.
Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2013 and 2012, all outstanding share capital consisted of ordinary shares.

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

The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability.

The amount of the private placement consideration allocated to the warrants was approximately $4,800,000, as calculated on the basis of the Black-Scholes model, which reflected their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $300,000, was recorded as non-operating expense on the statement of comprehensive loss. The changes in fair value from the date of issuance through December 31, 2012, and for the year ended December 31, 2013, of approximately $1,900,000 and $100,000, respectively, have been recorded as non-operating income on the statement of comprehensive loss.

3)
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

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

c.	Changes in the Company’s equity (cont.)

The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability.

The amount of the direct placement consideration allocated to the warrants was approximately $3,400,000, as calculated on the basis of the Black-Scholes model, which reflects their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $130,000, was recorded as non-operating expense on the statement of comprehensive loss. The change in fair value from the date of issuance through December 31, 2013, amounting to approximately $1,600,000, has been recorded as non-operating income on the statement of comprehensive loss.

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

The initial commitment fee to LPC and the initial finder’s fee to Oberon Securities, in the total aggregate amount of $375,000, as well as other one-time expenses associated with the initial set-up of the facility, were recorded as non-operating expense in the statement of comprehensive loss for the year ended December 31, 2012. Future commitment and finder’s fees payable, if and when the facility is used over time, are recorded as issuance expenses against share premium on the statement of financial position.

For the year ended December 31, 2013, BioLineRx sold a total of 2,995,678 ADSs to LPC for aggregate gross proceeds of $7,500,000. In connection with these issuances, a total of 74,894 ADSs was issued to LPC as an additional commitment fee and a total of $150,000 was paid to Oberon Securities as an additional finder’s fee.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

d.
Share purchase agreement (cont.)

On a cumulative basis, from the effective date of the Purchase Agreement through the approval date of these financial statements, BioLineRx has sold a total of 3,712,791 ADSs to LPC for aggregate gross proceeds of $9,500,000. In connection with these issuances, a total of 92,822 ADSs was issued to LPC as an additional commitment fee and a total of $191,000 was paid to Oberon Securities as an additional finder’s fee.

e.
At-the-market equity offering sales agreement

In May 2013, BioLineRx and Stifel, Nicolaus & Company, Incorporated (“Stifel”) entered into an at-the-market equity offering sales agreement, pursuant to which Stifel, may, at BioLineRx’s discretion and at such times as BioLineRx shall determine from time to time, sell up to a maximum of $20,000,000 of its ADSs through an “at-the-market” program (the “ATM Program”).

The ATM Program allows BioLineRx, subject to the terms of the agreement, to raise capital at times and in amounts deemed suitable by it to support its business plans. BioLineRx is not required to sell any ADSs at any time during the term of the ATM Program.

BioLineRx will pay Stifel a commission equal to 3.00% of the gross sales price of the ADSs for amounts of ADSs sold pursuant to the agreement. BioLineRx agreed to reimburse Stifel for its out-of-pocket expenses, including reasonable fees and expenses of counsel, in connection with the ATM Program.

In March 2014, in connection with its underwritten public offering of ADSs (see Note 18), the Company terminated the ATM Program. Thru the date of termination, the Company had not sold any shares pursuant to this agreement.

f.	Share-based payments

1)	Stock option plan – general

In 2003, BioLineRx adopted the 2003 Share Option Plan (the “Plan”). The Plan provides for the granting of options and ordinary shares to the Company’s employees, directors, consultants and other service providers. Options are issued at the determination of the Board of Directors in accordance with applicable law. The options are generally exercisable for a seven-year period and the grants generally vest over a four-year period - 50% after the first two years of service, and 25% for each subsequent additional year of service. As of December 31, 2013, there were 19,192,594 ordinary shares issuable upon the exercise of outstanding options under the Plan.

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

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

f.	Share-based payments (cont.)

1)	Stock option plan – general (cont.)

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

In May 2012, the Company’s Board of Directors approved an increase from 14 million to 30 million to the total pool of authorized but unissued ordinary shares reserved for purposes of the Plan and any other present or future share incentive plans of the Company, subject to adjustments as provided in Section 14 of the Plan. As of December 31, 2013, there were 3,052,933 remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants.

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

In August 2013, our Board of Directors approved amendments to the Plan to take into account changes in laws and regulations that had occurred since its adoption and to extend the term of the plan until November 2023.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

f.	Share-based payments (cont.)

2)	Employee stock options (cont.)

The following table contains additional information concerning options granted to employees and directors under the existing stock-option plans

	Year ended December 31,
	2011		2012		2013
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	6,461,975	3.56	5,557,720	1.87	12,936,019	1.32
Granted	462,200	1.33	8,122,000	1.07	7,558,000	0.97
Forfeited and expired	(1,336,974)	3.75	(687,895)	2.83	(1,629,755)	1.35
Exercised	(29,481)	0.04	(55,806)	0.04	(251,462)	0.04
Outstanding at end of year	5,557,720	1.87	12,936,019	1.32	18,612,802	1.20
Exercisable at end of year	1,362,970	1.96	1,526,437	2.04	2,737,797	2.04

The total consideration received from the exercise of stock options during 2011, 2012 and 2013 was NIS 1,000, NIS 2,000 and NIS 10,000, respectively.

The weighted average prices of BioLineRx’s shares on the dates of exercise were NIS 1.97, NIS 1.21 and NIS 0.78 for 2011, 2012 and 2013, respectively.

See Note 9f(1) regarding the option re-pricing carried out in November 2011.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the options outstanding at the end of each of the years indicated.

As of December 31,	Number of options outstanding	Range of exercise prices (in NIS)	Weighted average remaining contractual life (in years)

2011	5,557,720	0.04 - 5.04	3.85
2012	12,936,019	0.04 - 5.04	5.90
2013	18,612,802	0.04 - 5.04	5.70

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

f.	Share-based payments (cont.)

2)	Employee stock options (cont.)

The fair value of all options granted to employees through December 31, 2013 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2011	2012	2013
Expected dividend yield	0%	0%	0%
Expected volatility	62%	68%	69%
Risk-free interest rate	3%	3%	2%
Expected life of options (in years)	5	7	7

3)	Stock options to consultants

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

In 2013, no options were issued to consultants.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in 2011, 2012 and 2013 amounted to NIS 1,005,000, NIS 906,000 and NIS 140,000, respectively.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – TAXES ON INCOME

a.	Corporate taxation in Israel

The income of BioLineRx and BIJ Ltd. is taxed at standard Israeli corporate tax rates, which are were 24% in 2011 and 25% for both 2012 and 2013. Beginning 2014 and thereafter, the corporate tax rate will be 26.5%.

Capital gains recorded through December 31, 2013 were subject to a tax rate of 25%. Beginning 2014 and thereafter, capital gains will be subject to a tax rate of 26.5%.

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

Subject to compliance with the applicable requirements, the portion of undistributed income derived from Benefited Enterprise programs will be entitled to a tax exemption for a period of ten years commencing in the first year in which BioLineRx generates taxable income after setting off losses for Israeli tax purposes from prior years (see c. below). The ten-year period may not extend beyond 14 years from the beginning of the Benefited Enterprise’s election year. BioLineRx received Benefited Enterprise status with respect to Eligible Projects beginning in the 2009 tax year, so depending on when the Benefited Enterprise programs begin to generate taxable income, the benefit period could continue through 2022. However, any distribution of income derived from Benefited Enterprise programs will result in such income being subject to a rate of corporate tax of 26.5%.

Beginning with tax year 2014, BioLineRx has the option to transition to a “Preferred Enterprise” regime under the Investments Law, according to which all income which is eligible for benefits under the regime would be subject to flat corporate tax rates of 6% in 2013 and 9% in 2014 and thereafter, whether or not distributed. If BioLineRx were to move its operations to a different part of Israel, these rates may be increased. A transition to a Preferred Enterprise regime may not be reversed.

In addition, the ITA approved BioLineRx’s operations as an “Industrial Enterprise” under the Investments Law, meaning that BioLineRx is eligible for accelerated depreciation with respect to certain tangible assets belonging to its Benefited Enterprise. Should BioLineRx not meet the requirements for maintaining these benefits, they may be reduced or cancelled and, among other things, income deriving from the Eligible Projects would be subject to Israeli corporate tax at the standard rate of 26.5%.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – TAXES ON INCOME (cont.)

c.	Tax loss carryforwards

As of December 31, 2012 and 2013, the tax loss carryforwards of BioLineRx were approximately NIS 416,000,000 and NIS 467,000,000, respectively; and the tax loss carryforwards of BIJ Ltd. were approximately NIS 1,900,000 and NIS 2,000,000 at both dates. The tax loss carryforwards of both BioLineRx and the BIJ Ltd. have no expiration date.

The Company has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2n.

d.	Tax assessments

In accordance with Israeli tax regulations, the tax assessments filed by BioLineRx and its Israeli subsidiaries through the 2008 tax year are considered final. BioLineRx USA has not yet been assessed for tax purposes.

e.	Theoretical taxes

As described in Note 2n, the Company has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The tax on the Company’s income before taxes differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

	Year ended December 31,
	2011		2012		2013
		NIS in		NIS in		NIS in
		thousands		thousands		thousands
Loss before taxes	24%	(50,186)	25%	(76,270)	25%	(61,438)

Theoretical tax benefit		(12,045)		(19,068)		(15,360)
Disallowed deductions (tax exempt income):
Gain on adjustment of warrants to fair value				(1,816)		(1,292)
Share-based compensation		967		785		760
Other		24		75		66
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		11,054		20,024		15,826
Taxes on income for the reported year		-		-		-

f.	Value-added tax (VAT)

BioLineRx is jointly registered for VAT purposes together with its Israeli subsidiaries.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 – LOSS PER SHARE

The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2011	2012	2013
	NIS in thousands
Loss attributed to ordinary shares	(50,186)	(76,270)	(61,438)
Number of shares used in basic calculation (in thousands)	123,587	169,405	224,885

	NIS
Basic loss per ordinary share	(0.41)	(0.45)	(0.27)
Diluted loss per ordinary share	(0.41)	(0.45)	(0.27)

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments

1)	Agreement with the State of Israel for operation of the Incubator

The Company originally entered into a six-year agreement with the State of Israel to operate the Incubator, effective January 1, 2005 and expiring on December 31, 2010. In accordance with approval certificates subsequently received from the OCS, the Incubator agreement was extended for two additional periods, through December 31, 2013. Following the expiration of the agreement on December 31, 2013, the Company is currently in the process of winding down the Incubator’s operations.

As part of the Incubator agreement between BIJ LP and the State of Israel, represented by the OCS, the State of Israel agreed to grant loans to BIJ LP to partially finance projects approved by the OCS. As security for such loans, the Incubator registered a first-ranking pledge in favor of the OCS. In accordance with the agreement, each pledge is specific to the loan for a specific project and includes a restriction on the transfer of, and/or licensing rights in, technologies that originate from the project, and on any equipment purchased for use in the project.

The proceeds from the sale or use of project-related intellectual property serve as the exclusive source for repayment of OCS loans financing such projects, and the sole collateral for the repayment of project loans are pledges on project-related intellectual property and assets purchased with loan proceeds. Upon termination of a project, the loan amounts are forgiven by the OCS.

In 2011, 2012 and 2013, the Company received NIS 3,021,000, NIS 2,661,000 and NIS 230,000, respectively, from the OCS, of which NIS 257,000, NIS 374,000 and NIS 50,000, respectively, are in respect of terminated projects. The Company has agreed with the OCS on procedures for the termination of projects by the Incubator and the action that should be taken to forgive loans received in respect of such terminated projects.

The Incubator agreement contained various restrictions regarding operation of the Incubator and the Incubator-funded projects, including restrictions on the terms of the licensing agreements with the project licensors (such restrictions primarily involved in securing the rights of the OCS in the project know-how), as well as compliance with the Israel R&D Law (the Encouragement of Research and Development in Industry Law) related to maintaining the intellectual property and manufacturing rights relating to OCS-funded projects in Israel.

The Company initially provided a bank guarantee to the OCS in the amount of NIS 8,100,000 to secure its liabilities under the Incubator agreement. Following two years from the initial date of the Incubator agreement, the amount of the guarantee was reduced every year by half the amount of the Incubator’s reported approved expenses, subject to a minimum guarantee of NIS 1,350,000 (see Note 12b). Additionally, the rights in the various projects were pledged to the State to secure repayment of the loan from future project proceeds. The guarantee is expected to terminate in its entirety on March 31, 2014.

With respect to the accounting treatment of State loans, see Note 2q.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

2)	Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the OCS), computed on the basis of proceeds from the sale or license of products whose development was supported by State grants. This obligation relates solely to the State’s financial participation in the development of products by the Company outside the framework of the Incubator operated by BIJ LP.

In accordance with the terms of the financial participation, the State is entitled to royalties on the sale or license of any product whose development was supported with State participation. These royalties are generally 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at the LIBOR rate. Under certain circumstances, the royalty rate is calculated according to a formula based on the ratio of the participation by the State in the project to the total project costs incurred by the Company. As of December 31, 2013, the contingent liability for potential royalties payable by the Company for grants received amounts to NIS 740,000.

Following expiration of the Incubator agreement, and as a result of the termination of all Incubator-funded projects (except for BL-1040, the liability for which was repaid in full to the OCS during 2010), the Company had no contingent liability to the OCS in respect of loans received in the framework of the Incubator (see paragraph (1) above).

In connection with the in-licensing of BL-8040 from Biokine Therapeutics Ltd. (“Biokine”), and as a condition to OCS consent to the transaction, the Company agreed to abide by any obligations resulting from funds previously received by Biokine from the OCS. The contingent liability to the OCS assumed by the Company relating to this transaction amounts to approximately NIS 9,500,000 as of December 31, 2013. The Company has a full right of offset for amounts payable to the OCS from payments due to Biokine in the future. Therefore, in the opinion of management, the likelihood of any future Company payment obligation to the OCS with regard to this matter is remote.

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

a)
The Company has entered into an operating lease agreement in connection with the lease of its premises. The agreement will expire on December 15, 2014. The Company has an option to extend the lease agreement for one additional two-year period. The annual lease fees are linked to the dollar and amount to approximately NIS 830,000. As to bank deposits pledged to secure the Company’s liability under the lease agreement, see Note 12b(2).

b)
The Company has entered into operating lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are approximately NIS 1,076,000. To secure the terms of the lease agreements, the Company has made certain prepayments to the leasing companies, representing approximately two months of lease payments. These amounts have been recorded as prepaid expenses. See also Note 14b.

5)	Early Development Program (“EDP”) agreement

On the signature date of an investment agreement with Pan Atlantic Bank and Trust Limited (“Pan Atlantic”) in 2007, BioLineRx also entered into an agreement with Pan Atlantic for the funding of an early development program (the “EDP Agreement”). According to the EDP Agreement, Pan Atlantic undertook to provide grants for the promotion of drug-development projects in the preliminary stages of research in an aggregate amount of up to $5,000,000, in semi-annual “calls” of up to $625,000 each. In parallel, for every dollar of EDP project funding provided by Pan Atlantic, BioLineRx committed to provide twenty cents of funding (i.e., a funding ratio of 5:1). Pan Atlantic’s undertakings under the EDP agreement were not subject to Pan Atlantic being a lender to, or a shareholder of, BioLineRx. During 2012, Pan Atlantic fulfilled its entire $5,000,000 funding commitment under the EDP agreement, and during 2013, the Company utilized the remaining funds available under the program.

In consideration for the EDP funding commitment, BioLineRx granted to Pan Atlantic the right to participate in a future public offering of BioLineRx outside of Israel, at the public offering price, in an amount of up to $5,000,000. This right was exercised by Pan Atlantic in the Company’s March 2014 underwritten public offering (see Note 18) and is no longer relevant for future Company financings.

During 2011 and 2012, the funding under the EDP agreement by Pan Atlantic amounted to NIS 4,455,000, NIS 1,867,000, respectively. The amounts recognized as a reduction of research and development expenses in 2011, 2012 and 2013 were NIS 3,589,000, NIS 3,955,000 and NIS 2,415,000, respectively.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

b.	Contingent liabilities Guarantees and liens:

1)
As part of the Company’s obligations under the Incubator agreement and to secure its liabilities to the OCS, the Company originally provided a NIS 8,100,000 bank guarantee (linked to the CPI) in favor of Israel’s Ministry of Finance.

The guarantee is valid through March 2014. According to the Incubator agreement, after the two year anniversary of the initial date of the Incubator agreement, the amount of the guarantee has been reduced every year by half of the amount of the Incubator’s reported approved expenses. As of December 31, 2013, the balance of the guarantee amounted to approximately NIS 1,350,000.

2)
To secure the Company’s liability to the lessor of its premises, the Company has pledged several dollar-denominated bank deposits in the aggregate amount of $164,000 (NIS 570,000), which are presented under non-current assets.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Transactions with related parties

Expenses (income):

	Year ended December 31,
	2011	2012	2013
	NIS in thousands
Participation in EDP project funding*	(3,589)	(3,955)	(2,415)

Benefits to related parties:
Compensation and benefits to senior management, including benefit component of option grants	5,463	5,354	5,738
Number of individuals to which this benefit related	5	5	5
Compensation and benefits to directors, including benefit component of option grants	591	549	692
Number of individuals to which this benefit related	4	5	6

*	This amount relates to a grant received from Pan Atlantic, in accordance with the EDP Agreement as detailed in Note 12a(5).

Key management compensation

Key management includes directors (executive and non-executive), executive officers and the internal auditor. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2011	2012	2013
	NIS in thousands
Salaries and other short-term employee benefits	4,409	4,448	4,589
Post-employment benefits	357	441	436
Other long-term benefits	45	57	57
Share-based compensation	1,243	957	1,348
	6,054	5,903	6,430

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2012	2013
	NIS in thousands
Withholding tax	398	-
Institutions	1,553	1,227
Grants receivable from the OCS	-	6
Other	303	16
	2,254	1,249

b.	Long-term prepaid expenses

The prepaid expenses relate to operating lease agreements in respect of the vehicles leased by the Company.

c.	Accounts payable and accruals

	December 31,
	2012	2013
	NIS in thousands
1) Trade:
Accounts payable:
In Israel	2,930	1,672
Overseas	9,353	6,273
	12,283	7,945
2) Other:
Payroll and related expenses	815	714
Accrual for vacation and recreationpay	965	974
Accrued expenses	980	801
Grants on account of EDP project development financing not yet recognized in income	2,554	-
Other	129	10
	5,443	2,499

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

d.	Research and development expenses – net

	Year ended December 31,
	2011	2012	2013
	NIS in thousands
Payroll and related expenses, including vehicles	16,052	14,283	12,794
Depreciation and amortization	1,468	1,433	817
Impairment of intellectual property	88	-	137
Patent-related expenses	4,243	5,363	3,250
Research and development services	23,651	43,940	25,545
Professional fees	1,942	1,981	655
Materials	141	148	60
Overseas travel	167	115	48
Office supplies and telephone	3,055	3,457	3,168
Other	891	338	227
	51,698	71,058	46,701
Less – OCS participation in research and development costs - see also Notes 12a(1) and (2)	(5,486)	(2,799)	(229)
Less – participation in research and development costs by a related party - see Note 13	(3,589)	(3,955)	(2,415)
	42,623	64,304	44,057

e.	Sales and marketing expenses

	Year ended December 31,
	2011	2012	2013
	NIS in thousands
Payroll and related expenses, including vehicles	1,425	1,841	1,752
Marketing	1,428	1,044	2,001
Overseas travel	455	342	348
	3,308	3,227	4,101

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

f.	General and administrative expenses

	Year ended December 31,
	2011	2012	2013
	NIS in thousands
Payroll and related expenses, including vehicles	6,380	6,664	6,855
Professional fees	4,283	4,708	4,183
Office supplies and telephone	105	79	53
Office maintenance	72	78	66
Insurance	433	618	513
Depreciation	95	91	330
Other	1,354	1,788	1,225
	12,722	14,026	13,225

g.	Non-operating income, net

	Year ended December 31,
	2011	2012	2013
	NIS in thousands
Issuance costs	-	(1,204)	(978)
Changes in fair value of warrants	-	7,265	5,169
Initial commitment and finder’s fees associated with LPC agreement	-	(2,103)	-
	-	3,958	4,191

h.	Financial income

	Year ended December 31,
	2011	2012	2013
	NIS in thousands
Income from interest and exchange differences on deposits	12,730	8,819	2,600
	12,730	8,819	2,600

i.	Financial expenses

	Year ended December 31,
	2011	2012	2013
	NIS in thousands
Exchange differences	4,196	7,393	6,774
Bank commissions	67	97	72
	4,263	7,490	6,846

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 – BELLEROPHON AGREEMENT

During the third quarter of 2009, the Company entered into an out-licensing agreement with Bellerophon BCM, LLC (“Bellerophon”) (f/k/a Ikaria Development Subsidiary One LLC), pursuant to which the Company granted Bellerophon an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 – a compound for the treatment of patients that have suffered an acute myocardial infarction (“AMI”). The agreement was signed in July 2009 and the transaction closed in September 2009, following receipt by the Company of OCS approval for the transaction, and transfer by the Company to Bellerophon of all deliverables as stipulated under the agreement.

In accordance with the agreement, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of and to commercialize BL-1040, and will bear all subsequent costs involved in the continued development of the product, the conduct and funding of its commercialization, and the prosecution and maintenance of patents.

Prior to execution of the agreement, the Company commenced a pilot phase 1/2 study designed to assess the safety and preliminary efficacy of BL-1040. According to the agreement, the Company was required to bear the costs related to completion of the study from that stage. Such costs, related to follow up and documentation of results, were accrued in 2009.

Total payments to the Company under the agreement (not including royalties) are up to $282,500,000, subject to the achievement of certain milestones. Upon the closing of the agreement, the Company became entitled to the first payment in the amount of $7,000,000, which was received in October 2009. In connection with this payment, the Company undertook to indemnify Bellerophon for any obligations it may have had to withhold taxes on such payment. In April 2011, the first milestone payment of $10,000,000 was received, in respect of which withholding tax of 15% was deducted. The Company received a refund of the tax withheld in 2012. Approximately 50% of the remaining payments are subject to certain development and regulatory milestones and the rest are subject to commercialization milestones. The abovementioned first two payments were recognized as revenues in 2009, and future milestone payments will be recognized as revenues if and when their receipt will become probable and their amount can be reliably measured.

The Company is also entitled to royalties on the net sales of any product developed under the agreement, ranging from 11% to 15%, depending on annual net sales levels.

The out-licensing agreement with Bellerophon terminates on the date that the last patent rights in respect of BL-1040 are still valid (through at least 2029).

The Company is required to pay to the licensors of the BL-1040 compound 28% of all consideration received under the agreement.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 – CYPRESS AGREEMENT

In June 2010, the Company entered into an exclusive, royalty-bearing out-licensing agreement with Cypress Bioscience, Inc. for the United States, Canada and Mexico (the "territories"), with regard to BL-1020, a therapeutic candidate for the treatment of schizophrenia. Under the agreement, Cypress Bioscience was obligated to use commercially reasonable efforts to develop, obtain regulatory approval for, and to commercialize BL-1020 in the territories, and was to bear all subsequent costs involved in the continued development of the product, the conduct and funding of its commercialization, and the prosecution and maintenance of patents in the territories. The agreement became effective in August 2010, upon receipt of the consent of the Office of the Chief Scientist of Israeli Ministry of Industry, Trade and Labor (“OCS”).

The Company received an upfront fee of $30,000,000 from Cypress Bioscience upon the effectiveness of the agreement. Upon receipt of this fee, the Company became obligated to repay grants received from the OCS regarding the BL-1020 project, in accordance with the Israeli R&D Law and as agreed with the OCS. Accordingly, during 2010, the Company recorded a liability to the OCS for the full amount of the grants received in respect of the project, in the total amount of $4,500,000. The Company paid $3,000,000 of this liability to the OCS in August 2010, leaving a remaining balance of $1,500,000, which was reflected in current liabilities through December 31, 2012.

In May 2011, the Company signed an agreement, effective June 1, 2011, to reacquire all development and commercialization rights to BL-1020 granted to Cypress Bioscience pursuant to the license agreement signed in June 2010, as well as to terminate the license agreement. In consideration for the reacquisition of such rights, including substantially all materials required for timely commencement of the CLARITY clinical trial for BL-1020 that commenced in June 2011, the Company was obligated to pay Cypress Bioscience a 1% royalty on worldwide net sales of BL-1020 up to an aggregate cumulative amount of $80,000,000. In addition, the Company was obligated to pay Cypress Bioscience 10% of all future one-time payments received in respect of BL-1020, not to exceed an aggregate cumulative amount of $10,000,000, as reimbursement for costs that Cypress Bioscience incurred in developing the intellectual property portfolio, designing the CLARITY trial and conducting substantially all preparations to launch the trial.

In March 2013, the Company decided to terminate the CLARITY study. Following the study termination, as of March 31, 2013, the Company reversed the remaining liability to the OCS in respect of BL-1020, amounting to NIS 6,148,000, since it became more likely than not that such liability would not be repaid.

Following further analyses performed on the CLARITY study data during the second half of 2013, the Company announced the termination of the BL-1020 project in March 2014.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 – AGREEMENT WITH CTTQ

In June 2013, the Company signed an out-licensing agreement with Jiangsu Chia-tai Tianqing Pharmaceutical Co., Ltd. (“CTTQ”), the leading Chinese pharmaceutical company in the liver disease therapeutic area, for the development and commercialization of BL-8030, an orally available treatment for HCV in the pre-clinical stages of development. Under the terms of the agreement, the Company granted CTTQ exclusive rights to develop, manufacture and commercialize BL-8030 in China and Hong Kong. Pursuant to the agreement, CTTQ paid a small upfront license fee, and may pay future development, regulatory and commercialization milestones, for a total potential deal value of approximately $30 million. In addition, the Company has the right to receive high single-digit royalties on future sales of the drug. The Company has retained the right to develop and commercialize BL-8030 in other parts of the world.

NOTE 18 – EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

In March 2014, the Company completed an underwritten public offering of 9,660,000 ADSs at a public offering price of $2.50 per ADS. The offering raised a total of $24.2 million, with net proceeds of approximately $22.3 million.