Form 20-F/A
period 2013-12-31
BioLineRx Ltd.
filed 2014-05-15
CIK 1498403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

EXPLANATORY NOTE

BioLineRx Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 (the “Original Form 20-F”), as originally filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2014 (the “Original Filing Date”). This Amendment No. 1 is being filed solely to amend Exhibit 4.35 (the “Exhibit”) originally filed with the Original Form 20-F. The Company had sought confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and 17 C.F.R. Section 200.80(b)(4), for portions of the Exhibit and, following correspondence and conversations with the Staff of the Commission’s Division of Corporate Finance (the “Staff”), is re-filing the Exhibit to address comments the Company received from the Staff in response to its request for confidential treatment.

The Exhibit filed herewith supersedes in its entirety the Exhibit originally filed with the Original Form 20-F. Except for the revised Exhibit, this Amendment No. 1 does not amend any other information set forth in the Original Form 20-F. This Amendment No. 1 speaks as of the Original Filing Date, does not reflect any events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way any disclosures made in the Original Form 20-F. Additionally, in connection with the filing of this Amendment No. 1, the Company is including new certifications of the Company’s chief executive officer and chief financial officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350) as no financial statements are being filed with this Amendment No. 1.

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description

2.1(5)	Articles of Association of the Registrant, as amended May 15, 2012.

2.2(2)
Form of Deposit Agreement dated as of July 21, 2011 among BioLineRx, Ltd., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2.3(2)	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Depositary Agreement.

4.3(1)	Employment Agreement with Kinneret Savitsky, Ph.D., dated October 13, 2004.

4.5(1)	Employment Agreement with Philip Serlin, dated May 24, 2009.

4.6†(1)	License Agreement entered into as of January 10, 2005, by and between BioLine Innovations Jerusalem L.P. and B.G. Negev Technologies and Applications Ltd.

4.7(1)	Assignment Agreement dated as of January 1, 2009 entered into by and between BioLine Innovations Jerusalem L.P. and BioLineRx Ltd.

4.13(1)	Incubator agreement with the Office of the Chief Scientist, January 2005.

4.15(1)	Early Development Program Agreement with Pan Atlantic Investments Limited, dated January 10, 2007.

4.16†(1)	License Agreement between Innovative Pharmaceutical Concepts, Inc. and BioLineRx Ltd. dated November 25, 2007.

4.17†(1)	Amended and Restated License and Commercialization Agreement by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P. dated August 26, 2009.

4.18*	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan.

4.19(1)	Lease Agreement between Kaps-Pharma Ltd. and BioLine Innovations Jerusalem L.P., dated July 10, 2005, and Extension to Lease Agreement, dated December 4, 2008.

4.20(1)	Amendment to Employment Agreement with Kinneret Savitsky, Ph.D., dated January 2, 2004.

4.21(1)	Employment Agreement with Leah Klapper, Ph.D., dated January 27, 2005.

4.25†(1)	Payment Date Extension Amendment by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P., dated April 21, 2010.

4.26(1)
Amendment to the Amended and Restated license and Commercialization Agreement by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P., dated April 21, 2010.

4.27(1)	Extension agreement dated January 2, 2011 to the Incubator Agreement with the Office of the Chief Scientist.

4.28(1)	Sponsored Research Agreement entered into as of June 23, 2011 by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and BioLineRx Ltd.

4.29(1)	License Agreement entered into as of June 23, 2011 by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and BioLineRx Ltd.

2

Exhibit Number	Exhibit Description

4.30(4)	Employment Agreement with David Malek, dated August 8, 2011

4.31(3)	Form of Warrant to purchase American Depositary Shares

4.32(7)	Form of Warrant to purchase American Depositary Shares

4.33†(8)	License Agreement entered into as of September 2, 2012 by and among BioLineRx Ltd. and Biokine Therapeutics Ltd.

4.34*	Consulting Agreement with Arnon Aharon, M.D., dated January 1, 2014

4.35†	License Agreement entered into as of February 15, 2011 by Valorisation-Recherche, Limited Partnership, and BioLineRx Ltd.

4.36(9)	Executive Compensation Plan

8.1(1)	List of subsidiaries of the Registrant

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(3)	Form of Purchase Agreement between BioLineRx Ltd. and the Purchasers named therein, dated February 15, 2012

15.2(6)	Purchase Agreement between BioLineRx Ltd. and Lincoln Park, LLC, dated September 21, 2012

15.3(6)	Registration Rights Agreement between BioLineRx Ltd. and Lincoln Park, LLC, dated September 21, 2012

15.4(7)	Subscription Agreement between BioLineRx Ltd. And OrbiMed Israel Partners Limited Partnership, dated February 6, 2013

15.5*	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

*	Previously filed with the Registrant’s Annual Report on Form 20-F filed on March 17, 2014.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(2)	Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (No. 333-175360) filed by the Bank of New York Mellon with respect to the Registrant’s American Depositary Receipts.

(3)	Incorporated by reference to the Registrant’s Form 6-K filed on February 15, 2012.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (No. 333-179792) filed on February 29, 2012.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (No. 333-183976) filed on September 19, 2012.

(6)	Incorporated by reference to the Registrant’s Form 6-K filed on September 27, 2012.

(7)	Incorporated by reference to the Registrant’s Form 6-K filed on February 6, 2013.

(8)	Incorporated by reference to the Registrant’s Form 6-K filed on February 6, 2013.

(9)	Incorporated by reference to the Registrant’s Form 6-K filed on November 13, 2013.

3

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

BIOLINERX LTD.

By:	/s/ Kinneret Savitsky
Kinneret Savitsky, Ph.D.
Chief Executive Officer

Date: May 15, 2014

4