Form 20-F
period 2014-12-31
BioLineRx Ltd.
filed 2015-03-23
CIK 1498403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 391,150,507

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

The selected consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014 and 2013, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010, have been derived from our audited consolidated financial statements not included in this Form 20-F.

Our consolidated financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and reported in NIS.

	Year Ended December 31,
Consolidated Statements of Operations Data:(1)	2010	2011	2012	2013	2014	2014 (2)
	(in thousands, except share and per share data)
	NIS					U.S.$

Revenues	113,160	–	–	–	–	–
Cost of revenues	(25,571)	–	–	–	–	–
Operating expenses:
Research and development expenses, net	(54,966)	(42,623)	(64,304)	(44,057)	(42,443)	(10,914)
Sales and marketing expenses	(4,609)	(3,308)	(3,227)	(4,101)	(5,685)	(1,462)
General and administrative expenses	(14,875)	(12,722)	(14,026)	(13,225)	(13,591)	(3,495)
Operating income (loss)	13,139	(58,653)	(81,557)	(61,383)	(61,719)	(15,871)
Non-operating income, net	–	–	3,958	4,191	10,948	2,815
Financial income	3,056	12,730	8,819	2,600	12,754	3,280
Financial expenses	(8,755)	(4,263)	(7,490)	(6,846)	(1,603)	(412)
Net income (loss)	7,440	(50,186)	(76,270)	(61,438)	(39,620)	(10,188)
Net earnings (loss) per ordinary share	0.06	(0.41)	(0.45)	(0.27)	(0.12)	(0.03)
Number of ordinary shares used in computing earnings (loss) per ordinary share	123,512,098	123,587,030	169,404,730	224,885,157	324,338,834	324,338,834

	As of December 31,
Consolidated Balance Sheet Data:	2010	2011	2012	2013	2014	2014 (2)
	(in thousands)
	NIS					U.S.$
Cash and cash equivalents	111,746	33,061	68,339	30,888	22,519	5,790
Short-term bank deposits	28,037	65,782	11,459	32,345	112,354	28,890
Property, plant and equipment, net	4,509	4,211	3,172	2,471	2,804	721
Total assets	154,613	111,660	90,808	69,469	140,827	36,211
Total liabilities	22,653	25,902	34,879	28,783	17,133	4,406
Total shareholders’ equity	131,960	85,758	55,929	40,686	123,694	31,806

(1)	Data on diluted loss per share was not presented in the financial statements because the effect of the exercise of the options is either immaterial or is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2014 at the rate of one U.S. dollar per NIS 3.889.

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

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2014	3.994	3.402	3.577	3.889
2013	3.791	3.504	3.611	3.471
2012	4.084	3.700	3.844	3.733
2011	3.821	3.363	3.578	3.821
2010	3.894	3.549	3.730	3.549

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
March 2015 (through March 20, 2015)	4.053	3.984	4.017	4.053
February 2015	3.966	3.844	3.893	3.966
January 2015	3.998	3.889	3.946	3.924
December 2014	3.994	3.889	3.935	3.889
November 2014	3.889	3.782	3.828	3.889
October 2014	3.793	3.644	3.736	3.784
September 2014	3.695	3.578	3.630	3.695

On March 20, 2015, the closing representative rate was $1.00 to NIS 4.053, as reported by the Bank of Israel.

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

We are a clinical stage biopharmaceutical development company that was incorporated in 2003. Since our incorporation, we have been focused on research and development. Our most advanced therapeutic candidates are in clinical development. We, or our licensees, as applicable, will be required to conduct significant additional clinical trials before we or they can seek the regulatory approvals necessary to begin commercial sales of our therapeutic candidates. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We recorded net losses of approximately NIS 39.6 million in 2014, NIS 61.4 million in 2013 and NIS 76.3 million in 2012. As of December 31, 2014, we had an accumulated deficit of approximately NIS 545.4 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable and we may never achieve significant sustained revenues.

We cannot ensure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of December 31, 2014, we held cash and short-term investments of approximately $34.7 million. In March 2015, we closed an underwritten public offering of our ADSs for gross proceeds of $28.8 million. We believe that our existing cash and investment balances and other sources of liquidity, not including potential milestone and royalty payments under our out-licensing agreements with Bellerophon BCM LLC, or Bellerophon, and with a subsidiary of Omega Pharma NV, or Omega Pharma, (see “Item 4. Information on the Company — Business Overview — Lead Therapeutic Candidates — BL-1040 and BL-5010), will be sufficient to meet our requirements into 2018. We have funded our operations primarily through public and private offerings of our securities and, until 2013, grants from the Office of the Chief Scientist of Israel’s Ministry of the Economy, or the OCS. In addition, we have funded our operations through out-licensing arrangements with respect to our therapeutic candidates. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

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

To date, we have not marketed, distributed or sold an approved product. Currently, we have six clinical-stage therapeutic candidates in development: BL-1040 for the reduction or prevention of ventricular remodeling following an acute myocardial infarction, or AMI; BL-8040 for the treatment of acute myeloid leukemia, or AML, stem cell mobilization and other hematological indications; BL-7010 for the treatment of celiac disease; BL-5010 for the treatment of benign skin lesions; BL-7040 for the treatment of inflammatory bowel disease, or IBD; and BL-8020 for the treatment of the hepatitis C virus, or HCV, as well as other viral indications. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs and devices. We may not obtain marketing approval for any of our therapeutic candidates in a timely manner or at all. In connection with the clinical trials for BL-1040, BL-8040, BL-7010, BL-5010, BL-7040, BL-8020, and other therapeutic candidates that we are currently developing or may seek to develop in the future, either on our own or through out-licensing or co-development arrangements, we face the risk that:

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

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including FDA approval. Clinical trials are expensive and complex, can take many years and have uncertain outcomes. We cannot necessarily predict whether we or our licensees will encounter problems with any of the completed, ongoing or planned clinical trials that will cause us, our licensees or regulatory authorities to delay or suspend clinical trials, or delay the analysis of data from completed or ongoing clinical trials. We estimate that clinical trials of our most advanced therapeutic candidates will continue for several years, but they may take significantly longer to complete. Failure can occur at any stage of the testing and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates, including but not limited to:

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

We depend on out-licensing arrangements to develop, market and commercialize our therapeutic candidates. We have limited experience in developing, marketing and commercializing therapeutic candidates. Dependence on out-licensing arrangements subjects us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our licensees devote to our therapeutic candidates;

•	our licensees may experience financial difficulties;

•	our licensees may fail to secure adequate commercial supplies of our therapeutic candidates upon marketing approval, if at all;

•	our future revenues depend heavily on the efforts of our licensees;

•	business combinations or significant changes in a licensee’s business strategy may adversely affect the licensee’s willingness or ability to complete its obligations under any arrangement with us;

•	a licensee could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and

•	out-licensing arrangements are often terminated or allowed to expire, which would delay the development and may increase the development costs of our therapeutic candidates.

In 2009, we entered into an exclusive, royalty-bearing worldwide out-licensing arrangement with Bellerophon with respect to BL-1040, which we amended in 2015. Under the arrangement, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma for the rights to BL-5010 for over-the-counter, or OTC, indications in the territories of Europe, Australia and additional selected countries. Under the arrangement, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, we have co-development collaborations with partners for BL-8020, BL-8030 and BL-9020 whereby such partners have development and commercialization rights in certain territories.

If we or any of our licensees, including Bellerophon, Omega Pharma and our co-development partners, breach or terminate their agreements with us, or if any of our licensees otherwise fail to conduct their development and commercialization activities in a timely manner or there is a dispute about their obligations, we may need to seek other licensees, or we may have to develop our own internal sales and marketing capability for our therapeutic candidates. Our dependence on our licensees’ experience and the rights of our licensees will limit our flexibility in considering alternative out-licensing arrangements for our therapeutic candidates. Any failure to successfully develop these arrangements or failure by our licensees to successfully develop or commercialize any of our therapeutic candidates in a competitive and timely manner, will have a material adverse effect on the commercialization of our therapeutic candidates.

We depend on our ability to identify and in-license technologies and therapeutic candidates.

We employ a number of methods to identify therapeutic candidates that we believe are likely to achieve commercial success. In addition to our internal research and business developments efforts, we employ a rigorous screening system we developed. In addition, our Scientific Advisory Board and disease-specific third-party advisors evaluate each therapeutic candidate. However, there can be no assurance that our internal research efforts or our screening system will accurately or consistently select among various therapeutic candidates those that have the highest likelihood to achieve, and which ultimately achieve, commercial success. As a result, we may spend substantial resources developing therapeutic candidates that will not achieve commercial success and we may not advance those therapeutic candidates with the greatest potential for commercial success.

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

We depend on in-licensing agreements with third parties to maintain the intellectual property rights to our therapeutic candidates. Regarding the therapeutic candidates in clinical trials, we have in-licensed rights from B.G. Negev Technologies, the technology transfer company of Ben Gurion University, with respect to our BL-1040 therapeutic candidate; from Biokine Therapeutics Ltd., or Biokine, with respect to our BL-8040 therapeutic candidate; from Gestion Univalor, Limited Partnership, or Univalor, for our BL-7010 therapeutic candidate; from Innovative Pharmaceutical Concepts, Inc., or IPC, with respect to our BL-5010 therapeutic candidate; and from the Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, with respect to our BL-7040 therapeutic candidate. See “Item 4. Information on the Company — Business Overview — Our Product Pipeline.” Our in-license agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these agreements. The royalty rates and revenue sharing payments vary from case to case but generally range from 22% to 29.5% of the consideration we receive from sublicensing the applicable therapeutic candidate. In some instances, we are required to pay a substantially lower percentage (generally less than 5%) if we elect to commercialize the subject therapeutic candidate independently. Due to the relatively advanced stage of development of the compound licensed from Biokine, our license agreement with Biokine provides for royalty payments of between 40-60% of the consideration we receive from sublicensing and between 10-12% of net sales, subject to certain limitations, should we independently sell products. The amount of the royalty for either direct sales or sublicensing is dependent on the aggregate amount of our investment in connection with the Biokine agreement, decreasing as the amount of our investment in the project increases. Based on the current and anticipated cumulative investment in the project made by us, we believe it is highly probable that the royalty payments to Biokine will be at the lowest end of the above ranges (i.e., 40% for sublicensing and 10% for direct sales).  These in-license agreements last either throughout the life of the patents that are the subject of the agreements, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

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

There are no generally accepted products approved for structural support to prevent cardiac remodeling following an AMI. One group of product candidates that are currently in clinical development includes stem cell therapies to restore heart muscle cells following an AMI, with large Phase 3 trials expected to be completed in 2018 or 2019. We do not expect BL-1040 to compete with, or replace, current treatments for congestive heart failure following AMI, but instead believe it will become part of the treatment regimen used in conjunction with other therapies. In addition, because BL-1040 can be delivered by a minimally invasive percutaneous coronary intervention procedure, we do not believe it will directly compete with devices that are used to treat congestive heart failure, which are designed for administration during open heart surgery or by intra-cardiac injection involving a thoracotomy procedure. These include mesh restraining devices, for example HeartNet™; injectable biopolymers, for example Algisyl LVR™; and implantable electro stimulation devices, for example, CardioFit™. In addition, volume reduction surgery or cardiac assist devices, or pumps, are sometimes used to treat patients with congestive heart failure.

Approved treatments for AML currently include chemotherapy (Doxorubicin, Cyclophosphamide, Vincristine), radiation therapy and stem cell transplantation. In addition there are a number of potentially competitive compounds under development that act as CXCR4 inhibitors, including, among others, AMD 3100 (Mozobil), which is being developed by Genzyme and Sanofi; LY-2510924, which is being developed by Lilly; Ulocuplumab (MDX-1338; BMS-936564) developed by Medarex and  Bristol Myaers Squibb; F-50067 developed by Pierre Fabre; burixafor developed by TaiGen Biotechnology Co; and POL-6326 developed by Polyphor Ltd; PTX-9908 developed by Chemokine Therapeutics Corp. In addition there are a number of potentially competitive compounds under development to treat AML including, among others, Dacogen (decitabine), which is being developed by Eisai and Johnson & Johnson; Vidaza (azacitidine), which is being developed by Celgene; Vosaroxin, which is being developed by Sunesis Pharmaceuticals; Midostaurin, which is being developed by Novartis; Quizartinib, which is being developed by Ambit; Volasertib, which is being developed by Boehringer Ingelheim; fludarabine, which is being developed by Sanofi; nintedanib and BI-836858, both of which are  under development by Boehringer Ingelheim; dasatinib (Sprycel) developed under BMS;  RG-6016  under development by Roche; OCV-501, under development by Otsuka Pharmaceutical; ibrutinib  developed by Pharmacyclics, under license from Celera, and in collaboration with Janssen Biotech;  CPI-613  developed by Cornerstone Pharmaceuticals; F-14512 developed by Pierre Fabre; SL-401  developed by Stemline Therapeutics;  pacritinib developed by CTI BioPharma Corp;  sonidegib  developed by Novartis; venetoclax developed by AbbVie; lirilumab developed by Innate Pharma in collaboration with BMS; selinexor developed by Karyopharm Therapeutics;  Ganetespib developed by Synta Pharmaceuticals; crenolanib, which is being developed by Arog Pharmaceuticals, under license from Pfizer; BVD-ERK developed by BioMed Valley Discoveries;  tosedostat  developed by CTI BioPharma; pidilizumab  developed by Medivation, under license from CureTech; sorafenib (Nexavar) developed by Bayer; Bortezomib developed by Janssen and Takeda;  Uprosertib developed by GSK; PLX-3397 developed by Plexxikon Inc.; Lenalidomide developed by Celgene; erlotinib developed by Roche Astellas and Chugai; Trametinib developed by GSK; Vorinostat developed by Merck and Co.; Selumetinib developed by Astra Zeneca; SGI-110 developed by Astex Pharmaceuticals;; OCV-501 developed by Otsuka Pharmaceuticals; Birinapant developed by Tetralogic Pharmaceuticals; Alvocidib developed by Tolero Pharmaceuticals Inc; Pracinostat developed by MEI Pharma; Rigosertib developed by Onconova Therapeutics , Baxter International and Symbio; Sapacitabine developed by Cyclacel Pharmaceuticals; and RP-323 under development by Rich Pharmaceuticals. Some of these treatments are currently developed for specific AML patient populations and lines of treatment (e.g., AC220 developed by Ambit Biosciences) and not for the entire AML population. Some of these treatments can be developed for administration to AML patients in combination with BL-8040.

Several compounds are currently under development for celiac disease including larazotide acetate (Alba Therapeutic Corp.), which inhibits the activity of Zonulin; and latiglutenase (Alvine Pharmaceuticals Inc.), which is a combination of gluten targeting proteases and endopeptidases. Celiac patients are prescribed a gluten-free diet to relieve their disease symptoms. Nevertheless the symptoms persist in most cases despite the patient’s following a gluten-free diet. BL-7010, as well as the treatments specified above, is envisioned to be prescribed to patients who are on a gluten-free diet but still suffer from disease symptoms.

Skin lesions are generally removed using cryotherapy (liquid nitrogen), laser therapy, photodynamic therapy, electrodessication and curettage and several cream-based treatments. Picato (Leo Pharma) and Metvix® (Galderma Pharma) are cream-based treatments for skin lesions which have been approved in many countries.

IBD is often treated with currently marketed steroids, immunomodulators and immunomodulatory antibodies. Approved treatments for IBD currently include anti-TNFs, such as Remicade (infliximab, Janssen Biotech, Inc., a Johnson & Johnson company, Merck & Co. and Mitsubishi Tanabe Pharma), Humira (adalimumab, Abbott Laboratories and Eisai Co.), Cimzia (certolizumab, UCB, Inc.) and Simponi (golimumab, Janssen Biotech, Inc., Merck & Co. and Mitsubishi Tanabe Pharma), as well as antibodies inhibiting immune cell migration such as Tysabri (natalizumab, Biogen and Elan) and Vedolizumab (Takeda). In addition, there are generic brands of mesalazine, a 5-aminosalicylate, and the recently launched Budesonide MMX (Cosmo Pharmaceuticals, Ferring Pharmaceuticals and Santarus). The first biosimilar version of infliximab was approved for use in Europe in 2013. We are also aware of a number of potentially competitive compounds under development, including Xeljanz (tofacitinib, Pfizer Inc.), a Jak 1 inhibitor; Vedolizumab (Takeda, Millenium Pharmaceuticals), a MAdCAM inhibitor /integrin alpha-4/beta-7 antagonist; Ustekinomab (Johnson & Johnson), an anti-IL-12/IL23 mAb; JM-300 (Ajinomoto), an Integrin alpha-4/beta-7 antagonist; Etrolizumab a beta 7 targeting mAb developed by Roche; LP-02 developed by Lipid Therapeutics; and DIMS-0150 (Kappaproct) a TLR9-targeting oligo developed by InDex Pharmaceuticals.

HCV treatment consists of either a combination of interferon and ribavirin alone or together with a combination of direct anti-viral agents (DAAs) of several classes including NS3/4 protease inhibitors, NS5A inhibitors and NS5B inhibitors. Recently, treatment regimens that do not include interferon have been approved, and treatment regimens without ribavirin are at advanced stages of development. Approved anti-HCV treatments include Sovaldi (sofosbuvir) and Harvoni (a fixed combination of sofosbuvir and ledipasvir), both developed by Gilead Sciences; Viekira Pak (a fixed combination of paritaprevir/r + ombitasvir + dasabuvir ) developed by AbbVie; Olysio (simeprevir, Janssen Therapeutics and Medivir); Victrelis (boceprevir, Merck and Co); vaniprevir  (developed by Merck and Co ); Incivek (telaprevir, Janssen Pharmaceuticals and Vertex Pharmaceuticals); asunaprevir and daclatasvir (developed by Bristol Myers Squibb). Compounds under development include elbasvir (Merck and Co.) and  ACH-3102 (developed by Achillion). BL-8020’s mechanism of action suggests that it could potentially be suitable for treatment of other viral infections, each of which has numerous competing treatments approved or in advanced stages of development.

An important element of our strategy for identifying future products is maintaining relationships with universities, medical institutions and biotechnology companies in order to in-license potential therapeutic candidates, and we compete with respect to this in-licensing with a number of global pharmaceutical companies, both with and without Israeli government funding. The presence of these global companies with significantly greater resources than we have may increase the competition with respect to the in-licensing of promising therapeutic candidates.  Our failure to license or otherwise acquire necessary technologies could materially and adversely affect our business, financial condition and results of operations.

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

In 2010, the U.S. Congress adopted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the PPACA), important legislation regarding health insurance which may have far-reaching consequences for most health care companies, including biopharmaceutical companies like us.  Under the new legislation, substantial changes are going to be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage.

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

Our business exposes us to significant potential clinical trial and product liability risks that are inherent in the development, manufacturing and sales and marketing of human therapeutic products. Although we do not currently commercialize any products, claims could be made against us based on the use of our therapeutic candidates in clinical trials. We currently carry life science liability insurance covering general liability with a coverage amount of $10.0 million per occurrence, products liability with an annual coverage amount of $10.0 million in the aggregate, and clinical trial insurance with a coverage amount of $10.0 million in the aggregate. The maximum indemnity for a single occurrence, claim or circumstance under this insurance is $10.0 million. In addition to this policy, we carry excess liability insurance with a coverage amount of $10.0 million which increases the coverage limit provided by our life science insurance package. However, our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage or obtain additional or sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as damages awards beyond the coverage of our insurance policies resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any claims, we might be required to direct significant financial and managerial resources to such defense, and adverse publicity is likely to result.

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

We do not conduct our own initial research with respect to the identification of our therapeutic candidates.  Instead, we rely upon research and development work conducted by third parties as the primary source of our therapeutic candidates.  As such, we have obtained our rights to our therapeutic candidates through in-license agreements entered into with universities, research institutions and biotechnology companies that invent and own the intellectual property underlying our candidates.  There is no assurance that such in-licenses or rights will not be terminated or expire due to a material breach of the agreements, such as a failure on our part to achieve certain progress milestones set forth in the terms of the in-licenses or due to the loss of the rights to the underlying intellectual property by any of our licensors.  There is no assurance that we will be able to renew or renegotiate an in-licensing agreement on acceptable terms if and when the agreement terminates.  We cannot guarantee that any in-license is enforceable or will not be terminated or converted into a non-exclusive license in the future.  The termination of any in-license or our inability to enforce our rights under any in-license would materially and adversely affect our ability to commercialize certain of our therapeutic candidates.

We currently have in-licensing agreements relating to our lead therapeutic candidates under clinical development. In January 2005, we in-licensed the rights to BL-1040 under a license agreement with B.G. Negev Technologies. Under the BL-1040 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In September 2012, we in-licensed the rights to BL-8040 under a license agreement from Biokine. Under the BL-8040 license agreement, we are obligated to make commercially reasonable, good faith efforts to sublicense or commercialize BL-8040 for fair consideration. In February 2011, we in-licensed the rights to BL-7010 from Univalor. Under the BL-7010 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In November 2007, we in-licensed the rights to BL-5010 under a license agreement with IPC. Under the BL-5010 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In June 2011, we in-licensed the rights to BL-7040 under a license agreement from Yissum. Under the BL-7040 license agreement, we are responsible for, and are required to exert, reasonable commercial efforts to carry out the development, regulatory, manufacturing, and marketing work necessary to develop and commercialize products under the agreement in accordance with a specified development plan. In January 2012, we in-licensed the rights to BL-8020 under a license agreement from Panmed and Genoscience. Under the BL-8020 license agreement, we were obligated to use commercially reasonable efforts to develop and commercialize the licensed technology in accordance with a specified development plan. In January 2014, we entered into a collaboration agreement with the licensors of the compound whereby, in consideration for the payment of future royalties to us, we terminated the license agreement, the licensors agreed to take over development of the compound and we agreed to supply, at the licensors’ request and for full payment, the drug product needed for a clinical trial to be administered by the licensors.

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

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of December 31, 2014 we owned or exclusively licensed for uses within our field of business 18 patent families that, collectively, contain 54 issued patents, three allowed patent applications and over 40 pending patent applications relating to our clinical candidates. We are also pursuing patent protection for other drug candidates in our pipeline.

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

Our license agreements with our licensees, including Bellerophon, Omega Pharma and our other co-development partners, contain, and any contract that we enter into with licensees in the future will likely contain, indemnity provisions that obligate us to indemnify the licensee against any losses arising from infringement of third party intellectual property rights. In addition, our in-license agreements contain provisions that obligate us to indemnify the licensors against any damages arising from the development, manufacture and use of products developed on the basis of the in-licensed intellectual property.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we may in the future become a party to other patent litigation or proceedings, including interference or re- examination proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our products and technology, as well as other disputes regarding intellectual property rights with licensees, licensors or others with whom we have contractual or other business relationships. Post-issuance oppositions are not uncommon and we, our licensee or our licensor will be required to defend these opposition procedures as a matter of course. Opposition procedures may be costly, and there is a risk that we may not prevail.

In July 2014 and October 2014, Bellerophon was notified by the European Patent Office that Notices of Opposition to two European patents that Bellerophon licensed from us, one of which covers the BCM intended commercial product described above, have been filed with the European Patent Office. A Notice of Opposition initiates a process during which the European Patent Office can decide to reconsider an issued patent and modify or revoke some or all of the patent claims. As our licensee, Bellerophon has the right to respond to the Notices of Opposition before the European Patent Office makes a decision whether or not any or all of the patent claims are to be modified or revoked. Bellerophon filed a response to the first patent opposition in December 2014 and intends to file a response in the near future for the second patent opposition as Bellerophon and BioLineRx believe the two issued patents were properly examined and appropriately granted by the European Patent Office. Furthermore, Bellerophon and BioLineRx believe the arguments made in the Notices of Opposition misstate the facts and lack scientific merit.

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

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2015 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we were a PFIC during certain prior years and, although we have not determined whether we will be a PFIC in 2015, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2015, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

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

Our ordinary shares are traded on the TASE  and our ADSs are listed on the Nasdaq Capital Market.  Trading in our securities on these markets takes place in different currencies (dollars on the Nasdaq Capital Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel).  The trading prices of our securities on these two markets may differ due to these factors, the factors listed above, or other factors.  Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

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

 As a result of previous financings, we have warrants outstanding for the purchase of approximately 4,200,000 ADSs at an average exercise price of $3.71 per ADS. In addition we have stock options granted to directors, employees and consultants for the purchase of approximately 32,500,000 Ordinary Shares with an average exercise price of $0.25 per Ordinary Share (equivalent to 3,250,000 ADSs with an average exercise price of approximately $2.45 per ADS).

In May 2014, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC, or LPC, for the sale, from time to time, of up to $20 million of our ADSs to LPC. During the 36-month term of this purchase agreement, we control the timing and amount of any sales to LPC, if and when we decide, in accordance with the agreement. LPC has no right to require us to sell any ADSs to LPC, but LPC is obligated to make purchases as we direct, subject to certain conditions. The purchase price related to any sales to LPC is based on the prevailing market prices of our ADSs immediately preceding the notice of sale to LPC, without any fixed discount. The agreement may be terminated by us at any time, at our sole discretion, without any cost or penalty. As of the date of this annual report, we have not yet sold any ADSs to LPC under the purchase agreement.

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

We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and therapeutic candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our therapeutic candidates to market.  Our future capital requirements will depend on many factors, including:

•	the failure to obtain regulatory approval or achieve commercial success of our therapeutic candidates, including BL-1040, BL-8040, BL-7010, BL-5010, BL-7040 and BL-8020;

•	our success in effecting out-licensing arrangements with third-parties;

•	our success in establishing other out-licensing or co-development arrangements;

•	the success of our licensees in selling products that utilize our technologies;

•	the results of our preclinical studies and clinical trials for our earlier stage therapeutic candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of our therapeutic candidates that progress to clinical trials;

•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our therapeutic candidates are approved, and we decide to commercialize them ourselves;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

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

Our headquarters, all of our operations and some of our suppliers and third party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party; during the winter of 2008-2009 and the autumn of 2012, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip; and during the summer of 2014, another escalation in violence among Israel, Hamas and other groups took place. This escalation became known as “Operation Protective Edge.” These conflicts involved missile strikes against civilian targets in various parts of Israel, as well as civil insurrection of Palestinians in the West Bank in some cases, and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular Iran. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. The year 2014 saw the rise of an Islamic fundamentalist group known as ISIS. Following swift operations, ISIS gained control of large areas in the Middle East, including in Iraq and Syria, which have contributed to the turmoil experienced in these areas. As a result, the United States armed forces have recently engaged in limited operations against ISIS. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and has raised concerns regarding security in the region and the potential for armed conflict. These situations may escalate in the future to more violent events which may affect Israel and us. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

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

Our reporting and functional currency is the NIS, and we pay a substantial portion of our expenses in NIS. The revenues from our out-licensing and co-development arrangements are payable in U.S. dollars and euros and we expect our revenues from future licensing arrangements to be denominated in U.S. dollars or in euros. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in NIS. For example, if the NIS strengthens against either the U.S. dollar or the euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has generally not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the euro. From time to time, we engage in currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from material adverse effects. Effective January 1, 2015, our reporting and functional currency will be the dollar, which we expect will reduce, to some extent, our exposure to the currency fluctuation risks mentioned above.

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

Our research and development efforts, including the operation of a biotechnology incubator which we terminated at the end of 2013, have been financed, in part, through grants and loans that we have received from the OCS. Of our 10 current development projects, two were approved for funding by the OCS: BL-1040 and BL-7040. In addition, before we in-licensed BL-8040, Biokine had received funding for the project from the OCS, and as a condition to OCS consent to our in-licensing of BL-8040, we were required to agree to abide by any obligations resulting from such funding. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, or the Research Law with respect to these projects. Through December 31, 2014, we have received approximately NIS 76.1 million ($19.6 million) in funding from the OCS, of which approximately NIS 53.7 million ($13.8 million) was funding provided to our biotechnology incubator, which we undertook to repay from proceeds received from the sale of products developed under the incubator project. Under the terms of the biotechnology incubator, we had recorded a first-degree floating lien on all assets of the incubator against the repayment of funding received by the incubator for the projects developed under it. As previously described, we terminated the incubator at the end of 2013, and recorded the projects as having been terminated for repayment purposes. Through December 31, 2014, we have paid the OCS approximately NIS 24.3 million ($6.2 million) in royalties under our approved programs. As of December 31, 2014, we have a contingent obligation to the OCS (other than for BL-8040 – see below) in the total amount of NIS 13.2 million ($3.4 million) under all of our approved programs, of which NIS 12.5 million ($3.2 million) are attributed to projects recorded by the Company as terminated for repayment purposes (as a result of the actual termination of the license agreements with the relevant licensors) but which still require a formal termination process with the OCS. In connection with the in-licensing of BL-8040 from Biokine, and as a condition to OCS consent to the transaction, we agreed to abide by any obligations resulting from funds previously received by Biokine from the OCS. The contingent liability to the OCS assumed by us relating to this transaction amounts to NIS 10.6 million ($2.7 million) as of December 31, 2014. We have a full right of offset for amounts payable to the OCS from payments that we may owe to Biokine in the future. Therefore, the likelihood of any payment obligation to the OCS with regard to the Biokine transaction is remote. When know-how, technology or products are developed using OCS grants, the terms of these grants and the Research Law restrict the transfer of that know-how (as well as know-how that is derived from funded know-how) and the development or manufacture of those products out of Israel without the prior approval of the OCS. Therefore, the discretionary approval of an OCS committee will be required for any transfer to third parties of our therapeutic candidates developed with OCS funding, for the purpose of the commercialization of our product candidates. We received approval in 2009 for the out-licensing of BL-1040 to Bellerophon; however, the out-licensing of BL-7040 and BL-8040 to any party outside of Israel will be subject to the prior approval of the OCS. There is no assurance that we will receive the required approvals should we wish to transfer this technology or development out of Israel in the future. Furthermore, the OCS committee may impose certain conditions on any arrangement under which we transfer technology or development out of Israel. Transfers of know-how from OCS funded programs, including our biotechnology incubator, even if approved by the OCS, may be subject to restrictions set forth in the Research Law, and may include payments to the OCS, as described more fully under “Item 4. Information on the Company — Business Overview — Government Regulation and Funding — Israeli Government Programs — Office of the Chief Scientist.”

The transfer abroad of the manufacturing of any OCS-supported product or technology is also subject to various conditions, including the payment of increased royalties equal to, in the aggregate, up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that is performed outside of Israel. Payment of the increased royalties would constitute the repayment amount required with respect to the OCS grants received for the development of the products or technology for which the manufacturing is performed outside of Israel. In addition, any decrease in the percentage of manufacture performed in Israel of any product or technology, as originally declared in the application to the OCS with respect to the product or technology, may require us to notify, or to obtain the approval of, the OCS, and may result in increased royalty payments to the OCS of up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that is performed outside of Israel. In addition, the OCS has the discretion to permit overseas manufacture in excess of the declared percentage (deviations of up to 10% do not require consent, but the OCS must be notified). Consent is contingent upon payment of additional royalties, at rates and subject to ceilings set out in the relevant regulations, up to three times the amount of the grants. Furthermore, the transfer of OCS-supported know-how, and the transfer of OCS-supported manufacturing or manufacturing rights of products, technologies or know-how inside or outside of Israel is subject to payment of transfer fees. Maximal transfer fees with respect to the transfer of know-how are as follows: up to three times the original grant received plus accrued interest as of the date of transfer, when the OCS Research Committee is satisfied that the core research and development activity will remain in Israel, and up to six times the value of the original grant in the case of liquidation of activities in Israel. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties inside or outside of Israel of know how or manufacturing or manufacturing rights related to those aspects of such technologies. These restrictions may impair our ability to sell our technology assets or to outsource or transfer development or manufacturing activities with respect to any product or technology. These restrictions continue to apply even after we have repaid any grants, in whole or in part, unless otherwise agreed by the designated OCS committee.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.  For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger.  In addition, a majority of each class of securities of the target company must approve a merger.  Moreover, a full tender offer can only be completed if the acquirer receives the approval of at least 95% of the issued share capital (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer, except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares did not reflect their fair market value  and petition the court to alter the consideration for the acquisition accordingly (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the date indicated for response to the tender offer).

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

Our capital expenditures for the years ended December 31, 2012, 2013 and 2014 were $0.2 million, $0.1 million and $0.2 million, respectively. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment. We expect to incur additional capital expenditures in 2015 for leasehold improvements associated with the lease of our new premises. See “ — Property, Plant and Equipment.”

B. Business Overview

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or that address unmet medical needs. Our current development pipeline consists of six clinical-stage therapeutic candidates: BL-1040, a novel polymer solution for use in the prevention of ventricular remodeling following an acute myocardial infarction, or AMI; BL-8040, a novel peptide for the treatment of acute myeloid leukemia (AML), stem cell mobilization and other hematological indications; BL-7010, a novel co-polymer for the treatment of celiac disease; BL-5010, a customized, proprietary, pen-like applicator containing a novel, acidic, aqueous solution, which is being developed in Europe as a medical device for the non-surgical removal of benign skin lesions; BL-7040, an oligonucleotide for the treatment of inflammatory bowel disease, or IBD; and BL-8020, an orally available treatment for the hepatitis C virus, or HCV, and other viral indications, with a unique mechanism of action involving the inhibition of virus-induced autophagy in host cells. In addition, we have four therapeutic candidates in the preclinical stages of development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. None of our therapeutic candidates have been approved for marketing and, to date, there have been no commercial sales of any of our therapeutic candidates. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies. We also evaluate, on a case-by-case basis, co-development and similar arrangements and the commercialization of our therapeutic candidates independently.

In December 2014, we entered into a strategic collaboration with Novartis Pharma AG, or Novartis, for the co-development of selected Israeli-sourced novel drug candidates. Under the agreement, we intend, in collaboration with Novartis, to co-develop a number of pre-clinical and early clinical therapeutic projects through clinical proof-of-concept for potential future licensing by Novartis.

Our first therapeutic candidate, BL-1040 (now called “Bioabsorbable Cardiac Matrix,” or BCM), is a medical device, injected in patients following an AMI, intended for prevention of ventricular remodeling and subsequent congestive heart failure. Ventricular remodeling is the structural alteration of the damaged heart muscle that occurs following an acute heart attack. Once this damage occurs, the weakened heart muscle forces the rest of the heart to compensate. Under this extra workload, the heart muscle dilates, the walls of the heart thin, and the heart further remodels, thereby causing another cycle of dilation and overcompensation. The extra workload to the heart causes further structural damage and can lead to congestive heart failure. BL-1040 is a liquid polymer which is delivered in a bolus injection via the coronary artery during catheterization and flows into the damaged heart muscle, creating a scaffold within injured cardiac muscle designed to enhance cardiac mechanical strength during the healing period and prevent pathological ventricular dilation. BL-1040 remains in the infarct zone for a few months and is excreted through the kidneys. The data from our preclinical trials in various animal models indicate that, by supporting the damaged heart tissue, BL-1040 preserves the normal functioning of the heart, and the data from our clinical trials indicate that BL-1040 should be safe. After consultation by our out-licensing partner, Bellerophon BCM LLC, or Bellerophon, with the FDA, BL-1040 is being developed as a class III medical device under the FDA’s pre-marketing approval, or PMA, regulatory pathway. In December 2011, Bellerophon commenced PRESERVATION 1, a CE Mark registration clinical trial of BL-1040. PRESERVATION 1 aims to evaluate the safety and effectiveness of BL-1040 for prevention of ventricular remodeling when administered following AMI. The trial is a placebo-controlled, randomized, double-blind, multi-country and multi-center trial. BL-1040 is being administered to subjects who had successful percutaneous coronary intervention with stent placement after ST-segment elevation myocardial infarction (STEMI).  Enrollment for this trial was completed in December 2014, with 303 AMI patients having been recruited and treated. There are almost 90 sites activated worldwide for this trial, 16 of which are in the United States. Bellerophon expects to report top line results from the study, which includes a six-month follow-up period, in mid-2015. If the results of this trial are positive, Bellerophon expects it would form the basis for an application for CE marking in the European Union, potentially in the first half of 2016. In addition, again assuming positive results of the trial, Bellerophon expects it would conduct a second, larger clinical trial, beginning in the first half of 2016, to support approval in the United States through the premarket approval, or PMA, pathway, and furthermore intends to consider testing BL-1040 in an expanded population, including patients with moderate STEMIs, and for deployment of BL-1040 during the primary percutaneous coronary intervention procedure, eliminating the need for a second invasive procedure. Bellerophon currently intends to begin this trial in the second half of 2015.

In 2009, we entered into an out-licensing arrangement with Bellerophon (formerly known as “Ikaria Development Subsidiary One LLC”) with regard to BL-1040, which we amended in January 2015. Under this arrangement, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. To date, we have received $17.0 million from Bellerophon, and we are entitled to receive up to an additional $265.5 million from Bellerophon upon achievement of certain development, regulatory, and commercial milestones. In addition, we are entitled to receive from Bellerophon royalties from net sales of any product developed under the arrangement. Pursuant to the January 2015 amendment, a certain milestone and related payments have been adjusted, but the total potential milestone payments to be paid to us under the license agreement remain the same.  We believe that Bellerophon has financial resources sufficient to meet its contractual obligations under its agreement with us.

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

Our second clinical-stage therapeutic candidate, BL-8040, is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for AML, stem cell mobilization and other hematological indications. CXCR4 is a chemokine receptor that is directly involved in tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its over-expression often correlates with poor prognosis. BL-8040 mobilizes cancer cells from the bone marrow and may therefore sensitize these cells to chemo- and bio-based anti-cancer therapy. In addition, BL-8040 has demonstrated a direct anti-cancer effect by inducing apoptosis (cell death). Multiple pre-clinical studies have shown the safety and efficacy of BL-8040. These studies have shown that BL-8040 is efficient, both alone and in combination with chemotherapy, in reducing malignant bone marrow cells and stimulating their cell death. BL-8040 also mobilizes stem cells from the bone marrow to the peripheral blood, enabling their collection for subsequent autologous or allogeneic transplantation in cancer patients. In September 2013, the FDA granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML; and in January 2014, the FDA granted an Orphan Drug Designation to BL-8040 as a treatment for stem cell mobilization.

In June 2013, we commenced a Phase 2 trial for BL-8040 for the treatment of AML. The study is currently being conducted at four sites in the United States, including MD Anderson Cancer Center in Houston, Memorial Sloan-Kettering Cancer Center in New York, Northwestern University Hospital in Chicago, and Mayo Clinic in Jacksonville, as well as at five well-known sites in Israel. The study is a multicenter, open-label study under an Investigational New Drug, or IND, approval from the FDA, designed to evaluate the safety and efficacy profile of repeated escalating doses of BL-8040 in adult subjects with relapsed/refractory AML. Early results of this trial showed that BL-8040, as a stand-alone therapy and in combination with high-dose Cytarabine (Ara-C), is safe at all doses tested to date, and triggers substantial mobilization of cancer cells from the bone marrow to the peripheral blood, thereby increasing the vulnerability of the cells to chemotherapy treatment. In addition, signs of robust apoptosis of cancer cells were observed following administration of higher doses tested. At the annual ASH conference in December 2014, we presented data which showed substantial mobilization of AML cancer cells from the bone marrow to the peripheral blood and robust apoptosis of these cells, as well as an excellent safety and tolerability profile. The dose-escalation stage of the study is expected to be completed in early 2015, while the full study results from both the dose-escalation and dose-expansion stages of the study are expected in the second half of 2015.

Targeting a second AML treatment line, BL-8040 is scheduled to commence a Phase 2b trial, as a consolidation treatment for AML patients who have responded to standard induction treatment, in the first half of 2015. The trial will be conducted in collaboration with the German Study Alliance Leukemia Group. The trial aims to improve the response of AML patients to the second stage of AML treatment, termed consolidation therapy, by eliminating the minimal residual disease left in the bone marrow after the first stage of the standard treatment regimen, called induction therapy. We recently announced the filing of the regulatory submissions required to commence the trial.

In addition, BL-8040 is scheduled to commence a Phase 1/2 trial in the first half of 2015 for the treatment of a third population of AML patients, those with the FLT3-ITD mutation. The Phase 1/2 trial, which will be conducted in collaboration with the MD Anderson Cancer Center, is aimed at improving the response of FLT3-ITD mutated AML patients to treatment with sorafenib (a FLT3 inhibitor). This trial follows the presentation at several conferences during 2014 of positive preclinical results of BL-8040 as a treatment for AML patients with FLT3 mutations.

In September 2014, we announced the dosing of the first patient in a Phase 1 trial for another indication of BL-8040, as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation, where they can be harvested for transplant supporting the treatment of hematological indications. The study is being conducted at the Hadassah Medical Center in Jerusalem. Part 1 of the study is a randomized, double-blind, placebo-controlled dose escalation study exploring the safety and tolerability of escalating repeated doses of BL-8040 in healthy volunteers. In January 2015, we announced that all healthy volunteers had completed the treatment phase of the study. Following initial analysis of the data, the optimal safe and efficacious dose of BL-8040 was selected to be used as a stand-alone therapy in the second part of the study. Part 2 is an open-label study designed to assess BL-8040’s stem cell mobilization capacity, as well as the yield of cells collected by apheresis. The top line results of both parts of this study are expected by the end of the first quarter of 2015.

We are also planning to conduct a Phase 1/2 trial, again in collaboration with the MD Anderson Cancer Center, for a fifth indication of BL-8040 as a treatment for hypoplastic myelodysplastic syndrome, or hMDS, and aplastic anemia, or AA. The study will be open label and designed to evaluate the safety, tolerability and efficacy of the combination of BL-8040 with immunosuppressive therapies (hATG, cyclosporine and prednisone). We plan to commence the trial in the first half of 2015.

Our third clinical-stage therapeutic candidate, BL-7010, is a novel, non-absorbable, orally available, high-molecular-weight co-polymer intended for the treatment of celiac disease. It has a high affinity for gliadins, the immunogenic proteins present in gluten that cause an immune response in patients with celiac disease. BL-7010 effectively masks gliadins from enzymatic degradation and prevents the formation and absorption of immunogenic peptides that trigger the immune system. BL-7010 is excreted with gliadin from the digestive tract, preventing the absorption of gliadin peptides. This significantly reduces the immune response triggered by gluten. The safety and efficacy of BL-7010 were demonstrated in pre-clinical and clinical studies.

In December 2013, we commenced a Phase 1/2 trial for BL-7010 at Tampere Hospital in Finland, a leading site for celiac research. The trial was a two-part (single and repeated administration), double-blind, placebo-controlled, dose escalation study of BL-7010 in up to 40 well-controlled celiac patients. The primary objective of the study was to assess the safety of single and repeated ascending doses of BL-7010. Secondary objectives included an assessment of the systemic exposure, if any, of BL-7010 in the study patients. In November 2014, we reported the final results of the study. Those results confirmed that BL-7010 is safe and well tolerated in both single and repeated-dose administrations. Based on these results, we selected the dosing regimen of one gram, three times per day, of BL-7010 as the optimal repeated dose for the upcoming efficacy study, which is expected to commence in the second half of 2015. In addition, pharmacokinetic analyses revealed no systemic exposure of BL-7010 in plasma and urine samples from all patients at all doses and time points tested, both in the single- and repeated-dose regimens. Based on previous communications with a Notified Body in the European Union, we believe the lack of systemic exposure will likely support a medical-device classification in Europe for BL-7010, which would significantly accelerate its development in Europe.

Our fourth clinical-stage therapeutic candidate, BL-5010, is a novel medical device containing a novel, acidic, aqueous solution for the non-surgical removal of benign skin lesions. It offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Since the treatment is non-invasive, it poses minimal infection risk and eliminates the need for anesthesia, antiseptic precautions and bandaging. The pre-filled device controls and standardizes the volume of solution applied to a lesion, ensuring accurate administration directly on the lesion and preventing both accidental exposure of the healthy surrounding tissue and unintentional dripping. It has an ergonomic design, making it easy to handle, and it will be childproofed. The product has completed a phase 1/2 pilot clinical study for the removal of a skin lesion known as seborrheic keratosis, or SK, which showed excellent efficacy and cosmetic results, and has received confirmation in Europe for the regulatory pathway classification as a Class 2a medical device.

Our original development plan for BL-5010 consisted of clinical testing for the treatment of SK. However, during discussions in recent years with potential partners for the development and commercialization of BL-5010, we learned that they had more interest in the possibilities of BL-5010 for over-the-counter, or OTC, indications. In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma for the rights to BL-5010 for OTC indications in the territories of Europe, Australia and additional selected countries. We will retain the non-OTC rights to BL-5010 in Omega Pharma’s territories as well as all rights to BL-5010 in the United States and the rest of the world. Under our out-licensing arrangement with Omega Pharma, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Omega Pharma will sponsor and manufacture BL-5010 in the relevant regions. Omega Pharma will pay us an agreed amount for each unit sold, and we will be entitled to certain commercial milestone payments. In addition, we will have full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights. We expect that the first OTC products will enter the market in 2016. As a result of this out-licensing arrangement, as well as the previous discussions with other potential partners for this product, the development activities for BL-5010 are currently focused on OTC indications. However, we may decide to continue development of BL-5010 for non-OTC indications, including, but not limited to, SK

We are required to pay a portion, within the standard range of sublicense receipt consideration paid to our licensors, of the revenues we receive from our arrangement with Omega Pharma, to Innovative Pharmaceutical Concepts, Inc. or IPC, the party from which we in-licensed BL-5010 in 2007.

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

In November 2013, we announced additional results from this study showing significant improvement of disease measurements in biopsies taken from IBD patients treated with BL-7040. The histological and biochemical analyses of inflammation indicators reinforced the initial positive results of the study described above. During the third quarter of 2014, we conducted a pharmacokinetic study which indicated that BL-7040 reaches the target organ (the colon) and appears to have a local, as opposed to systemic, effect. We are currently discussing this therapeutic candidate with a number of potential co-development partners, as well as planning the next stages of development.

Our sixth clinical-stage therapeutic candidate, BL-8020, is an orally available treatment for the hepatitis C virus, or HCV, and other viral indications, with a unique mechanism of action involving the inhibition of virus-induced autophagy in host cells. In April 2013, we commenced a phase 1/2 clinical trial to evaluate the safety, tolerability and effectiveness of BL-8020 at two sites in France. In January 2014, we entered into a collaboration agreement with the licensors of the compound whereby, in consideration for the payment of future royalties to us, we terminated the license agreement, the licensors agreed to take over development of the compound and we agreed to supply, at the licensors’ request and for full payment, the drug product needed for a clinical trial to be administered by the licensors. In August 2014, the licensors decided to terminate the ongoing phase 1/2 trial in HCV due to a very slow recruitment rate, and are now determining the next steps in the clinical development plan of the compound, including an assessment regarding potential additional viral indications for development.

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. We establish and maintain close relationships with research institutes, academic institutions and biotechnology companies in Israel, including, in some instances, a formal right of first offer for therapeutic compounds in their portfolios. More recently, we have extended our sourcing activities to other countries. Before in-licensing, each therapeutic candidate must pass through our thorough screening process. Our Scientific Advisory Board and disease-specific third-party advisors are active in evaluating each therapeutic candidate. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. To date, we have screened over 2,000 compounds, presented more than 70 candidates to our Scientific Advisory Board for consideration, initiated development of 45 therapeutic candidates and terminated 35 feasibility programs.

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

Using this approach, we have successfully advanced six therapeutic candidates into clinical development. Specific elements of our current strategy include the following:

•
Support the successful development and commercialization of therapeutic candidates that have already been partnered. We currently have five programs at various stages of development in our pipeline that have already been partnered.

•
Commercialize additional therapeutic candidates through out-licensing or co-development arrangements or, where appropriate, by ourselves. We intend to commercialize many of our other products through out-licensing or co-development arrangements with third parties who may perform any or all of the following tasks: completing development, securing regulatory approvals, manufacturing and/or marketing. If appropriate, we may also enter into co-development and similar arrangements with respect to any therapeutic candidate with third parties or commercialize a therapeutic candidate ourselves.

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

•
Use our expertise and proven screening methodology to evaluate in-licensing opportunities. In order to review and select among various candidates efficiently and effectively, we employ a rigorous screening system we developed. Our Scientific Advisory Board and disease-specific third-party advisors evaluate each candidate. We intend to in-license a sufficient number of therapeutic candidates to allow us to move a new therapeutic candidate into clinical development every 12 to 24 months.

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

•
Seek to co-develop certain pre-clinical and early clinical therapeutic projects through clinical proof-of-concept by means of our multi-year strategic collaboration agreement with Novartis. Pursuant to an agreement entered into in December 2014, Novartis will evaluate jointly with us both clinical and pre-clinical stage projects presented by us via a Joint Steering Committee, which will determine which projects to advance further in development and on what terms. Projects at or reaching the clinical stage will be eligible for selection by Novartis. Upon selection of a project, Novartis will pay us an option fee of $5 million, as well as fund 50% of the anticipated remaining development costs associated with establishing clinical proof-of-concept, in the form of an additional equity investment in BioLineRx. The companies intend to develop up to three programs pursuant to this collaboration. Under the terms of the agreement, Novartis acquired 5,000,000 of our ADSs in a private transaction at a price of $2.00 per ADS, for a total equity investment of $10 million, and agreed to certain standstill provisions.

.
Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, including the target indications and status of each candidate and our development partners:

Lead Therapeutic Candidates

BL-1040

BL-1040 is a medical device, injected to patients following AMI, intended for prevention of ventricular remodeling and subsequent congestive heart failure. AMIs result from an occlusion in the coronary artery and affect the left ventricle of the heart, or the LV. Patients with severe injury to the LV may be at risk for developing harmful changes in the size, shape and function of the LV, or ventricular remodeling, that may lead to congestive heart failure, or CHF. In the clinical trial, BL-1040 is deployed via the coronary artery and settles into the damaged heart muscle. BL-1040 is a liquid polymer which is delivered in a bolus injection via the coronary artery during catheterization and flows into the damaged heart muscle, creating a scaffold within injured cardiac muscle designed to enhance cardiac mechanical strength during the healing period and prevent pathological ventricular dilation. BL-1040 remains in the infarct zone for a few months and is excreted through the kidneys. After discussions between Bellerophon and the FDA, BL-1040 is being developed as a class III medical device, specifically under the PMA pathway in the United States. There can be no assurance, however, that the FDA or comparable foreign agencies will not determine that BL-1040 needs to be assessed as a drug instead of a medical device.

BL-1040 is being developed to treat patients that suffered an AMI and are at a high risk to develop significant ventricular remodeling. Data from long-term third party studies suggest that the five-year post-AMI rate of congestive heart failure or death is approximately 35% to 40%. Prevention of ventricular remodeling may prevent transition to CHF and/or improve patient survival over the long term.

We believe that BL-1040 is a novel, safe and non-surgical treatment for patients who suffered heart attacks and are at risk for ventricular remodeling and CHF. We believe that the transformation of BL-1040 into a gel is a result of the polymer chains’ interaction with elevated levels of calcium ions present at the injury site. As the heart heals, there is a natural decrease in the calcium concentration causing the BL-1040 gel to transform back to liquid form and then be excreted naturally from the body within a few months after injection. The data from our preclinical studies indicate that treatment with BL-1040 helps preserve the normal functioning of the heart.

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

Acute Myocardial Infarction and Ventricular Remodeling. AMI is a leading cause of mortality and morbidity among both men and women. According to the publication entitled “Morbidity and Mortality: 2012 Chart Book on Cardiovascular, Lung and Blood Diseases,” made available by the National Heart, Lung and Blood Institute of the U.S. National Institutes of Health, the annual occurrence of AMI cases in the United Stated is estimated at 1,255,000. AMI is caused by a severe narrowing of coronary arteries, known as atherosclerotic occlusion, often exacerbated by the formation of clots. The narrowing and/or blockage in the coronary artery disrupts the blood supply to cardiac tissue, resulting in extensive cell death that constitutes the AMI. As a result, the affected region of the heart muscle is generally replaced by scar tissue over a six-to eight-week period. This damage can lead to ventricular remodeling, the structural alteration of the damaged heart muscle. When damage occurs, the weakened heart muscle forces the rest of the heart to compensate. Under this extra workload, the heart muscle dilates, the walls of the heart thin, and the heart further remodels, thereby causing another cycle of dilation and overcompensation. The extra workload to the heart causes further structural damage and can lead to CHF. There are a number of different approaches to prevent ventricular remodeling that have been, or currently are, the subject of preclinical and clinical trials. Certain medications, including ACE inhibitors and beta-blockers have been shown to reduce ventricular remodeling. Despite the wide use of these medications, data from long-term third party studies suggest that the five-year post-AMI rate of congestive heart failure or death is approximately 35% to 40% and a subsequent reduction in ejection fraction, or the fraction of blood pumped out of a ventricle with each heartbeat.

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

After consultation by Bellerophon with the FDA, BL-1040 is being developed as a class III medical device under the FDA’s pre-marketing approval, or PMA, regulatory pathway. In December 2011, Bellerophon commenced PRESERVATION 1, a CE Mark registration clinical trial of BL-1040 (BCM), outside of the United States. The purpose of PRESERVATION 1 is to evaluate the safety and effectiveness of BL-1040 (BCM) for prevention of ventricular remodeling when administered following AMI.  The trial is a placebo-controlled, randomized, double-blind, multi-country and multi-center trial with an estimated enrollment of approximately 300 patients. BL-1040 is being administered to subjects who had successful percutaneous coronary intervention with stent placement after STEMI. The primary endpoint is change in the anatomical measurement of left ventricular end-diastolic volume index by echocardiography measured six months after device deployment. Secondary endpoints include the measurement of functional capacity of change in six-minute walk distance and the measurement of patient reported outcome as recorded on the quality of life tool of Kansas City Cardiomyopathy Questionnaire. Enrollment for this trial was completed in December 2014, with 303 AMI patients having been recruited. There are almost 90 sites activated worldwide for this trial, 16 of which are in the United States. Bellerophon expects to report top line results from the study, which includes a six-month follow-up period, in mid-2015. If the results of this trial are positive, Bellerophon expects it would form the basis for an application for CE marking in the European Union, potentially in the first half of 2016. Assuming positive results, Bellerophon further intends to commence a pivotal pre-market approval trial in the first half of 2016, which will be designed to support registration in the United States. Bellerophon expects that once initiated, the trial will take approximately two to three years to complete. In addition, if the PRESERVATION I trial demonstrates that BL-1040 is well tolerated and has a clinical benefit in severe STEMIs when deployed in a second percutaneous coronary intervention procedure, Bellerophon intends to consider testing BL-1040 in an expanded population, including patients with moderate STEMIs, and for deployment of BL-1040 during the primary percutaneous coronary intervention procedure, eliminating the need for a second invasive procedure. Bellerophon currently intends to begin this trial in the second half of 2015.

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

Acute Myeloid Leukemia (AML). AML is a cancer of the myeloid line of blood cells, characterized by the rapid growth of abnormal, immature white blood cells that accumulate in the bone marrow and interfere with the production of normal blood cells. Approximately 250,000 adults throughout the world are diagnosed annually with AML. Despite considerable efforts in the development of therapy for AML, prognosis for the disease is very poor and less than 25% of patients survive five years after disease onset. Current treatments for AML include conventional chemotherapy, radiation therapy and stem cell transplantation.

Stem Cell Mobilization. High-dose chemotherapy followed by stem cell transplantation has become an established treatment modality for a variety of hematologic malignancies, including multiple myeloma, as well as various forms of lymphoma and leukemia. Stem cells are mobilized from the bone marrow using granulocyte colony-stimulating factor, or G-CSF, harvested from the peripheral blood by apheresis, and infused to the patient after chemotherapy. This type of treatment often replaces the use of traditional bone marrow harvesting, because the stem cells are easier to collect and the treatment allows for a quicker recovery time and fewer complications.

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

Preclinical Results. In vitro and in vivo data show that BL-8040 binds CXCR4 at the low nanomolar range (1-2.5nM) and occupies it for prolonged periods of time (>24h). These studies have shown that BL-8040 mobilizes cancer cells from the bone marrow and may therefore sensitize these cells to chemo- and bio-based anti-cancer therapy. In addition, BL-8040 directly induces apoptosis of cancer cells. BL-8040 was efficient, both alone and in combination with chemotherapy, in reducing malignant bone marrow malignant cells and stimulating their cell death.

In August 2013, we announced that BL-8040 has been shown in pre-clinical trials to be effective for the treatment of thrombocytopenia, or reduced platelet production.

In December 2013, we presented pre-clinical data at the annual meeting of the American Society of Hematology, or ASH Conference, showing that BL-8040 directly inhibits AML cell growth and induces cell death, both in cell cultures and in mice engrafted with human AML cells. In addition, BL-8040 showed the ability to induce mobilization of AML cells from the bone marrow into the blood circulation, thereby enhancing the chemotherapeutic effect of ARA-C (one of the standard-of-care chemotherapies for AML). The data also showed that BL-8040’s effects were even more robust in cells harboring the FLT3 mutation, and a synergistic effect was observed when BL-8040 was combined with the FLT3 inhibitor AC220 (Quizartinib).

Clinical Trials.

In a Phase 1/2, open-label, dose escalation, safety and efficacy clinical trial in 18 multiple myeloma patients, BL-8040 demonstrated an excellent safety profile at all doses tested and was highly effective in combination with G-CSF, in the mobilization of hematopoietic stem cells and white blood cells from the bone marrow to the peripheral blood.

In June 2013, we commenced a Phase 2 trial for BL-8040 for the treatment of AML. The study is being conducted at four sites in the United States, including MD Anderson Cancer Center in Houston, Memorial Sloan-Kettering Cancer Center in New York, Northwestern University Hospital in Chicago, and Mayo Clinic in Jacksonville, as well as at five well-known sites in Israel. The study is a multicenter, open-label study under an IND, designed to evaluate the safety and efficacy profile of repeated escalating doses of BL-8040 in adult subjects with relapsed/refractory AML. As of the date of this report, 19 patients have been enrolled in the study, out of a total expected enrollment of up to 70 patients. The primary endpoints of the study are the safety and tolerability of the drug. Secondary endpoints include the pharmacokinetic profile of the drug and an efficacy evaluation, indicated by the extent of mobilization of cancer cells from the bone marrow to the peripheral blood, the level of cancer cell death (apoptosis) and clinical responses. The study is also designed in a way that will enable the investigators to evaluate the capabilities of BL-8040 in mobilizing cancer cells from the bone marrow to the peripheral blood, and in inducing their cell death. The study is comprised of two parts – the current dose escalation phase and a subsequent expansion phase at the highest tolerated dose found during the escalation phase. During the dose escalation phase, trial participants are recruited in cohorts of three patients at a time, and the dose is increased for each subsequent cohort depending on the safety and tolerability results of the previous cohort. The dose-escalation stage of the study is expected to be completed in the first half of 2015, while the full study results from both the dose-escalation and dose-expansion stages of the study are expected in the second half of 2015.

Early results of this trial showed that BL-8040, as a stand-alone therapy and in combination with high-dose Cytarabine (Ara-C), is safe at all doses tested to date, and triggers substantial mobilization of cancer cells from the bone marrow to the peripheral blood, thereby increasing the vulnerability of the cells to chemotherapy treatment. In addition, signs of robust apoptosis of cancer cells were observed following administration of higher doses tested.

At the annual ASH conference in December 2014, we presented data from the trial showing that even at the highest dose reached at that time (1.25 mg/kg), there were no dose-limiting toxicity events or serious adverse events, nor early discontinuations attributable to BL-8040. Furthermore, we presented data showing that BL-8040 triggered substantial mobilization of AML cancer cells from the bone marrow to the peripheral blood, with a median 6-fold increase of AML cells in the blood. This mobilization is crucial for exposing a higher ratio of AML cells to accompanying chemotherapy such as Ara-C. Additional results from the trial show that after only two days of BL-8040 monotherapy, there was a median decrease of approximately 70% in the amount of AML cells in the bone marrow, while the levels of normal progenitor cells remained stable. Furthermore, BL-8040 as a monotherapy showed a 3.5-fold increase in cell death (apoptosis) of AML cells, both in the bone marrow and in peripheral blood samples.

Targeting a second AML treatment line, BL-8040 is scheduled to commence a Phase 2b trial, as a consolidation treatment for AML patients who have responded to standard induction treatment, in the first half of 2015. The trial will be conducted in collaboration with the German Study Alliance Leukemia Group. The trial aims to improve the response of AML patients to the second stage of AML treatment, termed consolidation therapy, by eliminating the minimal residual disease left in the bone marrow after the first stage of the standard treatment regimen, called induction therapy. The trial is a double-blind, placebo-controlled, randomized, multicenter  study with repeated administrations and multiple treatment cycles. It is planned to be carried out at approximately 25 sites in Germany with a total expected enrollment of approximately 200 patients. The primary endpoint of the study is relapse free survival rates at 18 months after randomization;  the toxicity, safety and tolerability of BL-8040 in combination with high dosages of Ara-C as part of the consolidation treatment; minimum residual disease at the time of enrollment and during the follow-up period; and overall survival as an open label extension. We recently announced the filing of the regulatory submissions required to commence the trial.

BL-8040 is scheduled to commence a Phase 1/2 trial for the treatment of a third population of AML patients, those with the FLT3-ITD mutation, in the first half of 2015. AML patients with the FLT3-ITD mutation exhibit poor response and high relapse rates to chemotherapy, and only transient response rates to FLT3 inhibitors. Preclinical data (presented at several conferences during 2014) show that by inhibiting the CXCR4 receptor, BL-8040 enhances the effect of FLT3 inhibition in killing FLT3-mutated leukemic cells. The Phase 1/2 trial, which will be conducted in collaboration with the MD Anderson Cancer Center, is aimed at improving the response of FLT3-ITD mutated AML patients to treatment with sorafenib (a FLT3 inhibitor). Patients testing positive for the FLT3-ITD mutation will receive several treatment cycles of BL-8040 and sorafenib in combination. The safety of the combination treatment, as well as the response rate to the treatment and the duration of the response will be evaluated. This trial follows the presentation of positive preclinical results of BL-8040 as a treatment for AML patients with FLT3 mutations at several conferences during 2014.

In September 2014, we announced the dosing of the first patient in a Phase 1 trial for a fourth indication of BL-8040 as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation, where they can be harvested for transplant supporting the treatment of hematological indications. The study is being conducted at the Hadassah Medical Center in Jerusalem. The trial is divided into two parts. Part 1 is a randomized, double-blind, placebo-controlled dose escalation study exploring the safety and tolerability of escalating repeated doses of BL-8040 in healthy volunteers. Secondary objectives include assessment of the efficacy of BL-8040 in mobilizing stem cells as a stand-alone therapy, as well as monitoring the pharmacokinetic profile of the drug. In January 2015 we announced that all healthy volunteers had completed the treatment phase of the study. Following analysis of the initial data, the optimal safe and efficacious dose of BL-8040 was selected to be used as a stand-alone therapy in the second part of the study. Part 2 is an open-label study designed to assess BL-8040’s stem cell mobilization capacity, as well as the yield of cells collected by leukapheresis. Secondary endpoints of the study include evaluation of the viability and biological activity of cells mobilized by BL-8040 and collected by leukapheresis. The top line results of both parts of this study are expected by the end of the first quarter of 2015.

A fifth clinical development program planned for BL-8040 designates the drug for the treatment of hypoplastic myelodysplastic syndrome, or hMDS and aplastic anemia, or AA. hMDS is a subtype of myelodysplastic syndrome, a collection of myeloid malignancies characterized by one or more peripheral blood cytopenias (deficiency in the number of blood cells). AA is a disease in which the bone marrow and the blood stem cells that reside in the marrow are depleted, resulting in a deficiency of all three blood cell types: red blood cells, white blood cells, and platelets. Treatment for these bone-marrow failure conditions consists of immunosuppressive therapy with hATG and cyclosporine; however, a sizable fraction of patients do not respond to this therapy. Preclinical data suggest that BL-8040 promotes stem cell proliferation and differentiation thereby allowing recovery of hematopoiesis (formation and development of blood cells). The data show that treatment of mice with BL-8040 contributes to bone marrow regeneration, and increases the number of progenitor cells and the mature components of the blood and immune systems. We are planning to commence a Phase 1/2 trial in the first half of 2015, in collaboration with the MD Anderson Cancer Center, to assess the addition of BL-8040 to the standard immunosuppressive therapy in patients with hMDS or AA.

BL-7010

BL-7010 is a novel, non-absorbable, orally available, high-molecular-weight co-polymer intended for the treatment of celiac disease. It has a high affinity for gliadins, the immunogenic proteins present in gluten that cause an immune response in patients with celiac disease. BL-7010 effectively masks gliadins from enzymatic degradation and prevents the formation of immunogenic peptides that trigger the immune system. BL-7010 is excreted with gliadin from the digestive tract, preventing the formation and absorption of gliadin peptides. This significantly reduces the immune response triggered by gluten. We in-licensed the exclusive, worldwide rights to develop, market and sell BL-7010 from Valorisation-Recherche, Limited Partnership, or Univalor in February 2011.

Celiac Disease. Celiac disease is a chronic, autoimmune, inflammatory disease of the small intestine characterized by damage to the lining of the small intestine and typically leads to dyspepsia, malabsorption and a variety of other symptoms. It occurs in genetically predisposed individuals and is caused by an immunological reaction to gluten, found in wheat, barley and rye. Estimates suggest that 1% of the world’s population is affected by celiac disease, and prevalence is expected to increase dramatically with improved diagnosis and awareness of the disease. There are currently no treatments approved for celiac disease and the only treatment option is a life-long, strict, gluten-free diet, which is difficult to maintain both due to food contamination with gluten, as well as eating habits in a social setting. Estimates suggest that approximately 30% of patients on a gluten-free diet are still symptomatic to some extent.

Preclinical Results. BL-7010 was evaluated in preclinical safety and efficacy studies. Safety data available include a 6-week rat toxicity study and a biocompatibility package of studies. BL-7010 was found to be well tolerated in the rat toxicity study conducted at a dose range of 500 mg/kg to 3,000 mg/kg body weight/day by oral gavage. In addition, BL-7010 was found to have no mutagenic activity, to have no local irritation effect in the gastrointestinal tract and is not considered to be a sensitizer.

BL-7010 was evaluated in well-validated murine models of celiac disease (transgenic mice carrying the human DQ8 gene, sensitized to gluten). It was found that BL-7010 significantly reduced the damage to the small intestine and the immune response triggered by gluten or gliadin.

In preclinical pharmacokinetics studies, it was found that BL-7010 is not absorbed systemically and is excreted in the feces, hence presenting a very good safety profile. It was also found that BL-7010 interacts specifically with gliadin, and does not interact with tested vitamins and selected drugs. This high specificity suggests that BL-7010 will not have an effect on the absorption of nutrients and on the digestive process.

Clinical Trial.

In December 2013, we commenced a Phase 1/2 trial for BL-7010 at Tampere Hospital in Finland, a leading site for celiac research. The study was a two-part (single and repeated), double-blind, placebo-controlled, dose escalation study of BL-7010 in up to 40 patients. The primary objective of the study was to assess the safety of single and repeated ascending doses of BL-7010 in well-controlled celiac patients. Secondary objectives included an assessment of the systemic exposure, if any, of BL-7010 in the study patients. The study was conducted based on a device pre-clinical submission package under an approval from the Finnish National Supervisory Authority for Welfare and Health (Valvira).

During the single-administration part of the study, six dose levels of BL-7010 were evaluated compared to placebo in a 6+2 standard design, with six patients on BL-7010 and two patients on placebo. This escalation stage reached the highest planned dose with no serious or dose-limiting adverse events. All planned doses were safe and well-tolerated with all patients completing this part of the study. During the second, repeated-administration part of the study, each patient received either 3 grams of BL-7010 or placebo for 14 days, three times per day, in the same 6+2 standard design. BL-7010 was well-tolerated over 14 days of treatment, with only one patient not completing the 14-day treatment period. Gastrointestinal-related adverse events (primarily diarrhea) were reported in six out of eight patients, though none were considered serious or dose-limiting and were also observed in one of the two patients on placebo. In light of these findings, and based on pre-clinical studies where the efficacious dose is predicted to be lower than the dose tested in the repeated administration stage of the study, we filed an amendment to further investigate lower repeated doses of BL-7010 in this study in order to select the optimal dose for the upcoming efficacy study.

In November 2014, we reported the final results of the study, including the results of the additional cohort tested. The final results of the study fully confirmed the positive unblinded results previously reported in July, and showed a substantially reduced level of gastrointestinal-related adverse events. Based on these results, we selected the dosing regimen of one gram, three times per day, of BL-7010 as the optimal repeated dose for the upcoming efficacy study. We expect to commence the efficacy study in the second half of 2015.

In addition, pharmacokinetic analyses revealed no systemic exposure of BL-7010 in plasma and urine samples from all patients at all doses and time points tested, both in the single- and repeated-dose regimens. Based on previous communications with a Notified Body in the European Union, we believe the lack of systemic exposure will likely support a medical-device classification in Europe for BL-7010, which would significantly accelerate its development in Europe.

Other Clinical Therapeutic Candidates

BL-5010

BL-5010, is a novel medical device containing a novel, acidic, aqueous solution for the non-surgical removal of benign skin lesions. It offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Since the treatment is non-invasive, it poses minimal infection risk and eliminates the need for anesthesia, antiseptic precautions and bandaging. The pre-filled device controls and standardizes the volume of solution applied to a lesion, ensuring accurate administration directly on the lesion and preventing both accidental exposure of the healthy surrounding tissue and unintentional dripping. It has an ergonomic design, making it easy to handle, and it will be childproofed. BL-5010 is applied topically on a skin lesion in a treatment lasting a few minutes with the pen-like applicator and causes the lesion to gradually dry out and fall off within one to four weeks. We in-licensed the exclusive, worldwide rights to develop, market and sell BL-5010 from IPC in November 2007.

Development and Clinical History. We originally developed BL-5010 for the treatment of skin lesions such as seborrheic keratosis, or SK, and actinic keratosis. Clinically diagnosed skin lesions, or a growth or patch of skin that does not resemble the area surrounding it, are very common and often constitute a cosmetic and functional annoyance. Moles and warts are other examples of skin lesions. In 2009 and 2010 we conducted a successful phase 1/2 clinical trial in 60 patients with SK in Germany and the Netherlands to assess the safety and efficacy of BL-5010 in completely removing the lesion and to assess the cosmetic outcome of the novel treatment. A pivotal, CE Mark registration trial for BL-5010P had been planned for 2014. However, during discussions in recent years with potential partners for the development and commercialization of BL-5010, we learned that they had more interest in the possibilities of BL-5010 for OTC indications than in its use by physicians for SK and other lesions. In December 2014, we entered into the out-licensing arrangement with Omega Pharma described below and the development activities for BL-5010 will be restricted for the time being to OTC indications.

Development and Commercialization Arrangement. In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma for the rights to BL-5010 for over-the-counter, or OTC, indications in the territory of Europe, Australia and additional selected countries. We will retain the rights to BL-5010 in the United States and the rest of the world. Under our out-licensing arrangement with Omega Pharma, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Omega Pharma will sponsor and manufacture BL-5010 in the relevant regions. Omega Pharma will pay us an agreed amount for each unit sold, and we will be entitled to certain commercial milestone payments. In addition, we will have full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights. We expect that the first OTC products will enter the market in 2016. As a result of this out-licensing arrangement, as well as the previous discussions with other potential partners for this product, the development activities for BL-5010 are currently focused on OTC indications. However, we may decide to continue development of BL-5010 for non-OTC indications, including, but not limited to, SK.

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

During the third quarter of 2014, we conducted a pharmacokinetic study in mice which indicated that BL-7040 reaches the target organ (the colon) and appears to have a local, as opposed to systemic, effect. These findings support our understanding of the mechanism of action of BL-7040. We are currently discussing this therapeutic candidate with a number of potential co-development partners, as well as planning the next stages of development.

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

Clinical Trial. In April 2013, we commenced a Phase 1/2 trial for BL-8020 at two sites in France. The study was an open-label trial to evaluate the efficacy, safety and tolerability of BL-8020 in patients infected with HCV. In January 2014, we entered into a collaboration agreement with the licensors of the compound whereby, in consideration for the payment of future royalties to us, we terminated the license agreement, the licensors agreed to take over development of the compound and we agreed to supply, at the licensors’ request and for full payment, the drug product needed for a clinical trial to be administered by the licensors. In August 2014, the licensors decided to terminate the ongoing phase 1/2 trial in HCV due to a very slow recruitment rate, and are now determining the next steps in the clinical development plan of the compound, including an assessment regarding potential additional viral indications for development. See “— In-Licensing Agreements — BL-8020.”

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

Therapeutic
Candidate	Description	Indication	Status	In-Licensing Source

BL-8030	Small molecule	Hepatitis C	Preclinical studies; in collaboration with CTTQ for China and Hong Kong	Genoscience and RFS Pharma

BL-9010	Bi-specific antibody	Severe allergies/asthma	Preclinical studies	Yissum and University of Genoa, Italy

BL-9020	Monoclonal antibody	Type 1 Diabetes	Preclinical studies and optimization of antibody; in collaboration with JHL Biotech for China and Southeast Asia	Yissum, B.G. Negev Technologies and Hadasit Ltd.
BL-1110	Small molecule	Neuropathic pain	Preclinical studies	University of Colorado

Product Development Approach

We seek to develop a pipeline of promising therapeutic candidates that exhibit distinct advantages over currently available therapies or address unmet medical needs. Our resources are focused on advancing our therapeutic candidates through development and toward commercialization. Our current drug development pipeline consists of 10 therapeutic candidates.

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

Once we identify a candidate, it enters our internal evaluation system and undergoes our rigorous selection process. We employ internal research efforts to evaluate candidates. We evaluate each compound’s potential for success by looking at the candidate’s efficacy, safety, total estimated development costs, technological novelty, patent status, market potential and approvability. Following evaluation and diligence, each therapeutic candidate is evaluated by our Scientific Advisory Board and by disease-specific advisors for external scientific review. Following a Scientific Advisory Board meeting, the compound is referred to more advanced feasibility testing. At each step of the process, a therapeutic candidate is subjected to critical evaluation and potential termination. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. To date, we have screened over 2,000 compounds, presented more than 70 candidates to our Scientific Advisory Board for consideration, initiated development of 45 therapeutic candidates and terminated 35 feasibility programs.

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

Investment and Collaboration Agreement with Novartis

In December 2014, we entered into a multi-year strategic collaboration agreement with Novartis designed to facilitate development and commercialization of Israeli-sourced drug candidates. Novartis will evaluate projects identified and presented by us for co-development and potential future licensing under the collaboration. The companies intend to co-develop a number of pre-clinical and early clinical therapeutic projects through clinical proof-of-concept. As part of the agreement, Novartis made an initial equity investment in BioLineRx of $10 million, representing 12.8% of our then current shares outstanding. See “Item 10. Additional Information — Material Contracts — Investment and Collaboration Agreement with Novartis.”

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

During 2014, we had discussions with Bellerophon relating to its performance under our license agreement with it. We believed that Bellerophon had breached the license agreement in several ways, and we also disagreed with Bellerophon about the timing of a $12.5 million milestone payment that Bellerophon would owe to us in the future based upon progress in the BL-1040 clinical development program. In January 2015, we reached an agreement with Bellerophon to amend the BL-1040 license agreement, thereby resolving the prior disputes and providing for a release of all our claims against Bellerophon. The amendment has also changed a certain milestone and related payments, but the total potential milestone payments to be paid to us under the license agreement remain the same.

Out-Licensing Agreement with Omega Pharma

In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma for the rights to BL-5010 for over-the-counter, or OTC, indications in the territory of Europe, Australia and additional selected countries (collectively, the “Territory”). We will retain the rights to BL-5010 in the United States and the rest of the world. Omega Pharma is obligated to make all necessary efforts to launch a licensed product commercially in the Territory in 2016, including having secured sufficient licensed product supply to support such commercial launch. In addition, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the Territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications.

Omega has the right to sublicense BL-5010 in arm’s-length transactions consistent with the terms and conditions of its license agreement with us. In certain agreed-on countries in the Territory, Omega Pharma is obligated to commercialize licensed products itself, through its affiliates or through sublicensees approved by us; in other countries in the Territory, Omega Pharma does not need our prior written approval for sublicensing but must provide us with a copy of the executed sublicense agreement.

Omega Pharma is obligated to pay us an agreed amount for each unit sold, and we will be entitled to certain commercial milestone payments. We must pay a portion of all net consideration we receive from Omega Pharma, within our standard range of sublicense receipt consideration, to IPC, the company from which we initially in-licensed the development rights to BL-5010. See “— In-Licensing Agreements — BL-5010.”

We have the right to prosecute and maintain the patents for BL-5010 in the Territory, and Omega Pharma will bear the cost of all renewal fees fee for patents and the other costs of prosecution and maintenance up to an agreed limit.

We will have full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights.

Our agreement with Omega will continue in effect until the cessation of all commercialization in the Territory. After the fifth anniversary of the first commercial sale of a licensed product, either party may terminate the agreement by giving at least 18 months’ prior written notice to the other party. Either party may terminate the agreement (a) by providing 60 days’ written notice of a material breach of the agreement by the other party if the breaching party does not cure the breach during that time or (b) with immediate effect on written notice to the other party if there is a change of control of the other party. The parties have agreed that the announced acquisition of Omega Pharma by Perrigo Company Plc is a change of control event that will not give rise to a right on our part to terminate the license agreement. In addition, we have the right to terminate the agreement if Omega Pharma does not fulfill any of its obligations of diligence with respect to launching a licensed product or obtaining regulatory approval for, and commercializing, licensed products as described above. [Need to discuss whether we can or should give such a detailed level of disclosure]

Other Out-licensing/Collaboration Agreements

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

CTTQ paid us a small upfront license fee and is obligated to pay us future development, regulatory and commercialization milestones, for a total potential deal value of approximately $30 million. In addition, we have the right to receive high single-digit royalties on future sales of the drug. We must pay a portion of all net consideration we receive from CTTQ to RFS Pharma, LLC and Genoscience, the companies from which we initially in-licensed the development rights to BL-8030.

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

The following are descriptions of our in-licensing agreements associated with our therapeutic candidates under clinical development. In addition to the in-licensing agreements discussed herein, we have entered into other in-licensing arrangements in connection with our therapeutic candidates in the advanced preclinical and feasibility stages.

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

The agreement contemplates two non-comparative clinical trials studying the effects of BL-8040 in two indications.  If both clinical trials contemplated under the agreement are completed within a given period, we are obligated to pay Biokine a bonus of $250,000. This is the sole milestone payment due under the agreement.

Should we independently develop manufacture and sell products (excluding sublicensing) containing the licensed technology, we are obligated to make royalty payments of between 10-12% of net sales, subject to certain limitations.

The agreement also grants us the right to grant sublicenses for the licensed technology. In such event, we are required to pay Biokine a royalty payment of between 40-60% of the amounts we receive as consideration in connection with any sublicensing, development, manufacture, marketing, distribution or sale of the licensed technology. The amount of the royalty for either direct sales or sublicensing is dependent on the aggregate amount of our investment in connection with the agreement, decreasing as the amount of our investment in the project increases. Based on the current and anticipated cumulative investment in the project made by us, we believe it is highly probable that the royalty payments to Biokine will be at the lowest end of the above ranges (i.e., 40% for sublicensing and 10% for direct sales).

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

According to the terms of the agreement, we reimbursed Univalor for a portion of all past documented patents costs relating to the registration and maintenance of the licensed patents. On execution of the agreement, we paid Univalor a non-refundable license issue fee. On each anniversary of the execution of the agreement, we have paid an annual, non-refundable license maintenance fee and will continue to pay such annual maintenance fee until such time as we become obligated to pay minimum annual royalties after the first commercial sale made by us, our affiliates or our sublicensees. If we manufacture and/or sell in any way products under the license, we are obligated to pay Univalor low, single-digit royalties which vary in amount depending on whether sales are made in a country where there is a licensed patent. The minimum annual royalties are fully creditable against actual royalties due. The agreement obligates us to pay milestone payments on the occurrence of each of the following: enrollment of the first patient in the first Phase I clinical trial relating to the licensed products; enrollment of the first patient in the first Phase II clinical trial relating to the products; enrollment of the first patient in the first Phase III clinical trial relating to the products; the first filing of a new drug application (NDA) or equivalent for the products; and receipt of a first regulatory approval from any relevant registration authority (e.g. FDA, TPD or EMEA) for the products. If we grant sublicenses of our rights under the license, we are required to pay Univalor a portion of the consideration we receive in connection with the grant of a sublicense or option to obtain a sublicense, subject to certain criteria. Royalties are payable under the agreement beginning with the first commercial sale of a product under the agreement and expiring on the expiration of the last valid patent claim in or covered by any patent application related to any of the licensed invention, the licensed patents, the improvements made therein, or any other patent pertaining to such invention or improvements, whichever expires last.

Either we or Univalor may terminate the agreement immediately upon written notice to the other relating to bankruptcy and insolvency matters, and upon 60 days’ written notice of a material breach if such breach is not cured. Notwithstanding the foregoing, a party is entitled to an extra 30 days to cure a breach if the breach is not capable of cure during the stated period if the breaching party uses diligent good faith efforts to cure the breach. Termination of the agreement will result in the termination of the license and, accordingly, the licensed invention and all rights included therein will revert to Univalor. All sublicenses under the agreement are required to provide that, upon termination of the license the sublicense shall terminate; provided that as long as the sublicensee is not in breach of the sublicense agreement at such time to the extent that we would have the right to terminate the sublicense, Univalor will be required to act in one of the two following ways: either (a) take over the sublicense; or (b) enter into a new agreement with the sublicensee on substantially the same terms as those contained in the existing sublicense agreement.

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

BL-8020

In January 2012, we in-licensed the rights to BL-8020 under a license agreement with Panmed and Genoscience. Under the agreement, the licensors granted us an exclusive, worldwide, sublicensable license to research, have researched, develop, have developed, manufacture, have manufactured, use, market, distribute, offer for sale, sell, have sold, export and import certain technology relating to the use of HCQ for the treatment of HCV. Under the license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan. In accordance with this obligation, in April 2013, we commenced a Phase 1/2 trial for BL-8020 in France. Due to a number of considerations, including the potential for other viral indications, as well as a re-prioritization of our pipeline, and after consultation with the licensors, we agreed with them that as of April 1, 2014, the license agreement would be terminated and that we would enter into a collaboration agreement whereby, among other things, the licensors agreed to take over development of the drug in consideration for 28% of future sublicense receipts by the licensors, and we agreed to supply, at the licensors’ request and in consideration for full payment, the drug needed for a clinical trial to be administered by the licensors. In August 2014, the licensors decided to terminate the ongoing phase 1/2 trial in HCV due to a very slow recruitment rate, and are now determining the next steps in the clinical development plan of the compound, including an assessment regarding potential additional viral indications for development.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our therapeutic candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation, as well as on regulatory exclusivity, such as orphan drug designation or new chemical entity (NCE) protection, to develop and maintain our proprietary position.

Patents

As of March 20, 2015, we owned or exclusively licensed for uses within our field of business 18 patent families that collectively contain over 55 issued patents, five allowed patent applications and over 40 pending patent applications relating to the five clinical candidates listed below. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our five therapeutic candidates are described below and include both issued patents and pending patent applications we exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

•
With respect to BL-1040, we have an exclusive license to a patent family directed to the BL-1040 composition and methods of its use for the treatment of myocardial infarction. Patents of this family have been granted or received notice of allowance in the United States, India, China, Australia, Mexico, Israel, Europe, Japan, Canada and South Korea. The U.S. composition of matter patent will expire in 2029, plus any applicable patent term extension, and the U.S. method of treatment patent will expire in 2024.  A broad method of manufacturing patent is issued and expires in 2025. In July 2014 and October 2014, Bellerophon was notified by the European Patent Office that Notices of Opposition to two European patents that Bellerophon licensed from us, one of which covers the BCM intended commercial product described above, have been filed with the European Patent Office. A Notice of Opposition initiates a process during which the European Patent Office can decide to reconsider an issued patent and modify or revoke some or all of the patent claims. As our licensee, Bellerophon has the right to respond to the Notices of Opposition before the European Patent Office makes a decision whether or not any or all of the patent claims are to be modified or revoked. Bellerophon filed a response to the first patent opposition in December 2014 and intends to file a response in the near future for the second patent opposition as Bellerophon and BioLineRx believe the two issued patents were properly examined and appropriately granted by the European Patent Office. Furthermore, Bellerophon and BioLineRx believe the arguments made in the Notices of Opposition misstate the facts and lack scientific merit.

•
With respect to BL-8040, we have an exclusive license to two patent families that cover the molecule that is the active ingredient of our proprietary drug.  Patents and patent applications of these families have been granted or are pending in the United States, Europe, Japan and Canada. The patents and any patents to issue in the future based on pending patent applications in these families will expire in 2023 (in the United States) and 2021 (in other countries) , plus any applicable patent term extension.  In addition, we have an exclusive license to seven other patent families pending worldwide directed to the use of BL-8040 for the treatment of certain types of cancer and other indications. Furthermore, we have Orphan Drug status for both AML and stem cell mobilization, as well as exclusivity protection afforded to BL-8040 as a new chemical entity, or NCE.

•
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

•
With respect to BL-5010, we have an exclusive license to a patent family directed to the BL-5010 composition and its use for the removal and preservation of skin lesions. Patents and patent applications corresponding to the international patent application have been granted or are pending in the United States, Israel and Europe. The issued patents and any patents to issue in the future based on pending patent applications in these families will expire at the end of 2021. In addition, we have an exclusive license to an international patent application directed to a novel applicator uniquely configured for applying the BL-5010 composition to targeted skin tissue safely and effectively. Patents to issue in the future based on this international patent application will expire in 2034.

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

Scientific Advisory Board

Our Scientific Advisory Board, which consists of a number of leading scientists and physicians, plays an active role in the evaluation of in-licensing opportunities, the development of our pipeline, and in the rejection of in-licensing opportunities that do not meet our licensing criteria. We also seek advice from our Scientific Advisory Board on scientific and medical matters generally. Our Scientific Advisory Board meets approximately every 3-4 months to, among other things:

•	screen all potential in-licensing and current therapeutic candidates;

•	oversee our research and development programs; and

•	address specific scientific and technical issues relevant to our business.

The following table sets forth information for our Scientific Advisory Board members.

Name	Position/Institutional Affiliation

J. Aaron Ciechanover, M.D., Ph.D.
Professor Ciechanover is a Distinguished University Professor in the Faculty of Medicine of the Technion. He is a recipient of many prizes, among them the Nobel Prize in Chemistry (2004), the Israel Prize in Biological Research (2003) and the Albert Lasker Award for Basic Medical research (2000).  He is a member of numerous learned societies, among them the Israeli Academy of Sciences and Humanities, the National Academy of Sciences (United States) and its Institute of Medicine (Foreign Member).

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

David Ladkani, M.D.
Dr. Ladkani has held roles of increasing responsibility in R&D, business development and medical affairs at senior levels for 35 years at Teva. His most recent position at Teva has been Vice President Research, Scientific Affairs. Dr. Ladkani is the recipient of the Rothschild Award for innovation and is widely published in the field of multiple sclerosis treatments.

Yaakov Naparstek, M.D.
 Professor Naparstek is a specialist in Internal Medicine, Rheumatology and Clinical Immunology and a senior physician in the Hadassah Medical Organization. His main research interests are in the field of autoimmunity, systemic lupus erythematosus, autoimmune arthritis and inflammatory bowel diseases.

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

Itamar Shalit, M.D.
Professor Shalit is Associate Professor in Pediatrics, Sackler Faculty of Medicine, Tel-Aviv University. In addition, he was the founder, a consultant and a board member of NasVax Ltd., an Israeli biotechnology company. Currently, he is a board member of Mor Institute for Medical Information; a board member of Migal – Galilee Research Institute; CEO of The Galilee Bio-Medical Research Administration; a delegate of the Israeli Ministry of Health to the European SAB of Infect-Era; a director of Biocancell Ltd.; and a SAB member of Integra Holdings Ltd.

Yosef Yarden, Ph.D.
Professor Yarden is the head of the Signal Transduction and Growth Factors Laboratory of the Weizmann Institute of Science. He is a member of the Israel Academy of Sciences and Humanities and Past President of the Federation of the Israel Societies of Experimental Biology (FISEB). Among his many awards, in the last four years he received the Susan G. Komen for the Cure® Brinker Award for Scientific Distinction in Basic Research, and the Ernst W. Bertner Memorial Award of the MD Anderson Cancer Center.

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

BL-1040

There are no generally accepted products approved for structural support to prevent cardiac remodeling following an AMI. One group of product candidates that are currently in clinical development includes stem cell therapies to restore heart muscle cells following an AMI, with large Phase 3 trials expected to be completed in 2018 or 2019. We do not expect BL-1040 to compete with, or replace, current treatments for congestive heart failure following AMI, but instead believe it will become part of the treatment regimen used in conjunction with other therapies. In addition, because BL-1040 can be delivered by a minimally invasive percutaneous coronary intervention procedure, we do not believe it will directly compete with devices that are used to treat congestive heart failure, which are designed for administration during open heart surgery or by intra-cardiac injection involving a thoracotomy procedure. These include mesh restraining devices, for example HeartNet™; injectable biopolymers, for example Algisyl LVR™; and implantable electro stimulation devices, for example, CardioFit™. In addition, volume reduction surgery or cardiac assist devices, or pumps, are sometimes used to treat patients with congestive heart failure.

BL-8040

If approved, BL-8040 will compete with currently approved treatments for AML that include chemotherapy (Doxorubicin, Cyclophosphamide, Vincristine), radiation therapy and stem cell transplantation. In addition there are a number of potentially competitive compounds under development that act as CXCR4 inhibitors, including, among others, AMD 3100 (Mozobil), which is being developed by Genzyme and Sanofi; LY-2510924, which is being developed by Lilly; Ulocuplumab (MDX-1338; BMS-936564) developed by Medarex and  Bristol Myaers Squibb; F-50067 developed by Pierre Fabre; burixafor developed by TaiGen Biotechnology Co; and POL-6326 developed by Polyphor Ltd; PTX-9908 developed by Chemokine Therapeutics Corp. In addition there are a number of potentially competitive compounds under development to treat AML including, among others, Dacogen (decitabine), which is being developed by Eisai and Johnson & Johnson; Vidaza (azacitidine), which is being developed by Celgene; Vosaroxin, which is being developed by Sunesis Pharmaceuticals; Midostaurin, which is being developed by Novartis; Quizartinib, which is being developed by Ambit; Volasertib, which is being developed by Boehringer Ingelheim; fludarabine, which is being developed by Sanofi; nintedanib and BI-836858, both of which are  under development by Boehringer Ingelheim; dasatinib (Sprycel) developed under BMS;  RG-6016  under development by Roche; OCV-501, under development by Otsuka Pharmaceutical; ibrutinib  developed by Pharmacyclics, under license from Celera, and in collaboration with Janssen Biotech;  CPI-613  developed by Cornerstone Pharmaceuticals; F-14512 developed by Pierre Fabre; SL-401  developed by Stemline Therapeutics;  pacritinib developed by CTI BioPharma Corp;  sonidegib  developed by Novartis; venetoclax developed by AbbVie; lirilumab developed by Innate Pharma in collaboration with BMS; selinexor developed by Karyopharm Therapeutics;  Ganetespib developed by Synta Pharmaceuticals; crenolanib, which is being developed by Arog Pharmaceuticals, under license from Pfizer; BVD-ERK developed by BioMed Valley Discoveries;  tosedostat  developed by CTI BioPharma; pidilizumab  developed by Medivation, under license from CureTech; sorafenib (Nexavar) developed by Bayer; Bortezomib developed by Janssen and Takeda;  Uprosertib developed by GSK; PLX-3397 developed by Plexxikon Inc.; Lenalidomide developed by Celgene; erlotinib developed by Roche Astellas and Chugai; Trametinib developed by GSK; Vorinostat developed by Merck and Co.; Selumetinib developed by Astra Zeneca; SGI-110 developed by Astex Pharmaceuticals;; OCV-501 developed by Otsuka Pharmaceuticals; Birinapant developed by Tetralogic Pharmaceuticals; Alvocidib developed by Tolero Pharmaceuticals Inc; Pracinostat developed by MEI Pharma; Rigosertib developed by Onconova Therapeutics , Baxter International and Symbio; Sapacitabine developed by Cyclacel Pharmaceuticals; and RP-323 under development by Rich Pharmaceuticals. Some of these treatments are currently developed for specific AML patient populations and lines of treatment (e.g., AC220 developed by Ambit Biosciences) and not for the entire AML population. Some of these treatments can be developed for administration to AML patients in combination with BL-8040.

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

BL-5010

If approved, BL-5010 will compete with a variety of approved destructive and non-destructive treatments for skin lesions. Surgery is currently the most common approved non-destructive treatment for skin lesions but is invasive and painful, and generally results in cosmetically undesirable outcomes. Destructive treatments are associated with pain. Destructive treatments include cryotherapy, laser therapy, electrodessication, curettage and several cream-based treatments. Picato (Leo Pharma) and Metvix® (Galderma Pharma) are cream-based treatments for skin lesions which have been approved in many countries.

BL-7040

If approved, BL-7040 will compete with currently marketed steroids, immunomodulators and immunomodulatory antibodies. Approved treatments for IBD currently include anti-TNFs, such as Remicade (infliximab, Janssen Biotech, Inc., a Johnson & Johnson company, Merck & Co. and Mitsubishi Tanabe Pharma), Humira (adalimumab, Abbott Laboratories and Eisai Co.), Cimzia (certolizumab, UCB, Inc.) and Simponi (golimumab, Janssen Biotech, Inc., Merck & Co. and Mitsubishi Tanabe Pharma), as well as antibodies inhibiting immune cell migration such as Tysabri (natalizumab, Biogen and Elan) and Vedolizumab (Takeda). In addition, there are generic brands of mesalazine, a 5-aminosalicylate, and the recently launched Budesonide MMX (Cosmo Pharmaceuticals, Ferring Pharmaceuticals and Santarus). The first biosimilar version of infliximab was approved for use in Europe in 2013. We are also aware of a number of potentially competitive compounds under development, including Xeljanz (tofacitinib, Pfizer Inc.), a Jak 1 inhibitor; Vedolizumab (Takeda, Millenium Pharmaceuticals), a MAdCAM inhibitor /integrin alpha-4/beta-7 antagonist; Ustekinomab (Johnson & Johnson), an anti-IL-12/IL23 mAb; JM-300 (Ajinomoto), an Integrin alpha-4/beta-7 antagonist; Etrolizumab a beta 7 targeting mAb developed by Roche; LP-02 developed by Lipid Therapeutics; and DIMS-0150 (Kappaproct) a TLR9-targeting oligo developed by InDex Pharmaceuticals.

BL-8020

HCV treatment consists of either a combination of interferon and ribavirin alone or together with a combination of direct anti-viral agents (DAAs) of several classes including NS3/4 protease inhibitors, NS5A inhibitors and NS5B inhibitors. Recently, treatment regimens that do not include interferon have been approved, and treatment regimens without ribavirin are at advanced stages of development. Approved anti-HCV treatments include Sovaldi (sofosbuvir) and Harvoni (a fixed combination of sofosbuvir and ledipasvir), both developed by Gilead Sciences; Viekira Pak (a fixed combination of paritaprevir/r + ombitasvir + dasabuvir ) developed by AbbVie; Olysio (simeprevir, Janssen Therapeutics and Medivir); Victrelis (boceprevir, Merck and Co); vaniprevir  (developed by Merck and Co ); Incivek (telaprevir, Janssen Pharmaceuticals and Vertex Pharmaceuticals); asunaprevir and daclatasvir (developed by Bristol Myers Squibb); Compounds under development include: elbasvir (Merck and Co.) and  ACH-3102 (developed by Achillion). BL-8020’s mechanism of action suggests that it could potentially be suitable for treatment of other viral infections, each of which has numerous competing treatments approved or in advanced stages of development.

Insurance

We maintain insurance for our offices and laboratory in Israel. This insurance covers approximately $5.8 million of equipment, consumables and lease improvements against risk of fire, lightning, natural perils and burglary (the latter coverage limited to $250,000), and $1.5 million of consequential damages (covering fixed damages and extra expenses). For our clinical trial activities, we carry life science liability insurance covering general liability with a coverage amount of $10.0 million per occurrence, product liability with an annual coverage amount of $10.0 million in the aggregate, and clinical trial insurance with a coverage amount of $20.0 million in the aggregate. The maximum indemnity for a single occurrence, claim or circumstances under this insurance is $10.0 million. In addition to this policy, we carry excess liability insurance with a coverage amount of $10.0 million which increases the coverage limit provided by our life science insurance package. In addition, we maintain the following insurance: employer’s liability with coverage of approximately $10.0 million for each occurrence and in the aggregate; third party liability with coverage of approximately $5.0 million for each occurrence and in the aggregate; all risk coverage of approximately $2.0 million for electronic and mechanical equipment; and directors’ and officers’ liability with coverage of $20.0 million for each occurrence and in the aggregate.

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

Clinical Trials

Clinical trials involve the administration of the investigational drug to people under the supervision of qualified investigators in accordance with the principles of good clinical practice, or GCP. We conduct clinical trials under protocols detailing the trial objectives, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. We must submit each U.S. study protocol to the FDA as part of the IND. Foreign clinical trials may or may not be conducted under an IND. However, their safety assessments are included in the IND annual reports.

We conduct clinical trials typically in three sequential phases, but the phases may overlap or be combined. An institutional review board, or IRB, must review and approve each trial before it can begin. Phase 1 includes the initial administration of a tested drug to a small number of humans. These trials are closely monitored and may be conducted in patients, but are usually conducted in healthy volunteer subjects. These trials are designed to determine the metabolic and pharmacologic actions of the drug in humans and the side effects associated with increasing doses as well as, if possible, to gain early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible adverse effects and safety risks and preliminarily evaluate the efficacy of the drug for specific indications. Phase 3 trials are large trials used to further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that we or our licensees will successfully complete phase 1, phase 2 or phase 3 testing with respect to any therapeutic candidate within any specified period of time, if at all. Furthermore, clinical trials may be suspended at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. We and our licensees perform preclinical and clinical testing outside of the United States. The acceptability of the results of our preclinical and clinical testing by the FDA will be dependent upon adherence to applicable U.S. and foreign standards and requirements, including good laboratory practices, or GLP, GCP and the Declaration of Helsinki for protection of human subjects. Additionally, the FDA may require at least one pivotal clinical study to be conducted in the United States, in order to take into account medical practice and ethnic diversity in the United States.

NDAs and BLAs

After successful completion of the required clinical testing, an NDA, or in the case of certain biological products a Biological Product Application, or BLA, is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before product marketing may begin in the United States. The NDA/BLA must include the preclinical and clinical testing results and a compilation of detailed information relating to the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. In certain cases, an application for marketing approval may include information regarding the safety and efficacy of a proposed drug that comes from trials not conducted by, or for, the applicant and for which trials the applicant has not obtained a specific right to reference. Such an application, known as a 505(b)(2) NDA, is permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication.  Although 505(b)(2) is a type of NDA, it has been used in the US to obtain approval of follow-on biologics (also termed biosimilars) where limited clinical data is necessary to show that the follow-on is the same as the reference product. However, 505(b)(2) can be used to seek approval for a biologic only until March 23, 2020, and only for follow-on biologics of a class for which a product has already been approved under 505(b)(2). In this way, several natural source products and recombinant proteins have been approved as generic drugs under Section 505(b)(2) of the FDCA.  As interpreted by the FDA, Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product. Under this interpretation, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA’s finding of safety and efficacy of the previously approved product coupled with new clinical data and information needed by the FDA to support the change. NDAs submitted under 505(b)(2) are potentially subject to patent and non-patent exclusivity provisions which can block effective approval of the 505(b)(2) application until the applicable exclusivities have expired, which in the case of patents may be several years. The cost of preparing and submitting an NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor under an NDA approved by the FDA is also subject to annual product and establishment user fees. These fees are typically increased annually. Separate fees are payable for an Abbreviated New Drug Application, or ANDA, and for Biosimilar Biological Product Development, or BPD.

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

Section 7002 of the Patient Protection and Affordable Care Act, which is referred to as the Biologics Price Competition and Innovation Act of 2009, or BPCIA, amends Section 351 of the Public Health Service Act to create an abbreviated Biologic License Application (BLA) for ‘highly similar’ biological products; the abbreviated BLA permits a follow-on biological product to be evaluated against only a single reference biological product. To be considered for an abbreviated BLA, the biosimilar must have the same presumed mechanism of action, route of administration, dosage form and potency as the innovator product. It may only be reviewed and approved for indications for which the FDA already has approved the innovator product.

The BPCIA provides the manufacturer of the innovator product with economic protection by granting a period of "exclusivity" during which follow-on products may not be approved. A BLA for approval of a follow-on biological product may not be submitted for 4 years after the reference product was initially approved. The FDA may not approve a BLA for a follow-on biological product until 12 years after the reference product was first licensed. No additional period of exclusivity will be granted to a previously licensed biologic product when subsequent applications are made for a new indication, route of administration, dosage form, or dosing strength. However, each of the periods of exclusivity may be extended by 6 months if studies of the innovator biological product in the pediatric population are requested by the U.S. Secretary of Health and Human Services and carried out.

To encourage the development of biosimilars, the BPCIA grants 1 year of exclusive marketing rights to the first follow-on biological that is approved as being “interchangeable” with a reference product. If patent litigation between the manufacturers of the follow-on and innovator products is ongoing, this period of exclusivity may be extended for up to 42 months.

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

European Economic Area

A medicinal product may only be placed on the market in the European Economic Area, or EEA, composed of the 28 EU member states, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of a member state pursuant to Directive 2001/83/EC, as amended, or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004 or its predecessor, Regulation 2309/93. There are essentially three EU procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the EEA.

Centralized Procedure

Regulation 726/2004/EC now governs the centralized procedure when a marketing authorization is granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the European Medicines Agency, or EMA. That authorization is valid throughout the entire EEA and directly or (as to Norway, Iceland and Liechtenstein) indirectly allows the applicant to place the product on the market in all member states of the EEA. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products, as described in the Annex to Regulation 726/2004, must be authorized centrally. These are products that are developed by means of a biotechnological process in accordance with Paragraph 1 to the Annex to the Regulation or veterinary products designed to promote animal growth or increase yield in accordance with Paragraph 2. The mandatory centralized procedure is applicable to: (a) medicinal products for human use containing an active substance authorized in the EU after May 20, 2004 for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorder or diabetes;. (b) autoimmune diseases and other immune dysfunctions and viral diseases; all medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000;   and (c) advanced therapy medicinal products, such as gene therapy, tissue engineered and somatic cell therapy products. An applicant may also opt for assessment through the centralized procedure if it can show that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization centrally is in the interests of patients at the EU level. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application or within 150 days by means of an accelerated procedure. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the decision granting a marketing authorization, within 67 days. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. A refusal of a centralized marketing authorization constitutes a prohibition on placing the given medicinal product on the market in the EU.

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

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of good manufacturing practice as set out in Directive 2003/94/EC for medicines and investigational medicines for human use or Directive 91/412/EEC for medicines for veterinary use and Volume 4 of the “Rules Governing Medicinal Products in the European Community” and distributed in accordance with Directive 92/25/EEC and current guidance. Moreover, EU law requires the clinical results in support of clinical safety and efficacy to be based upon clinical trials conducted in the EU in compliance with the requirements of Directives 2001/20/EC and and 2005/28/EC, which implement good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the EU and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the EU.

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

Approval of Medical Devices

In the EEA there is a consolidated system for the authorization of medical devices as provided for in three core directive: the Medical Device Directive 93/42/EEC as amended by Directive 93/68/EEC on CE marking, Directive 90/385/EEC regarding active implantable medical devices and Directive 98/79/EC regarding in vitro diagnostic medical devices. The European Union requires that manufacturers of medical devices obtain the right to affix the CE mark to their products, which shows that the device has a Declaration of Conformity, before selling them in European Union member countries. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards, which vary according to the nature of the device. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products and commercially distribute those products throughout the European Union without further conformance tests being required in other member states.

In September 2012, the European Commission adopted a Proposal for a Regulation of the European Parliament and of the Council on medical devices and a Proposal for a Regulation of the European Parliament and of the Council on in vitro diagnostic medical devices which will, once adopted by the European Parliament and by the Council, replace the existing three medical devices directives.

Israel

Israel Ministry of the Environment — Toxin Permit

In accordance with the Israeli Dangerous Substances Law - 1993, the Ministry of the Environment is required to grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until January 2018.

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

Israeli Government Programs

Israel Office of the Chief Scientist

Research and Development Grants. A number of our therapeutic products have been financed, in part, through funding from the OCS in accordance with the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law. Through December 31, 2014 we have received approximately NIS 76.1 million ($19.6 million) in aggregate funding from the OCS, of which approximately NIS 53.7 million ($13.8 million) was funding provided to our biotechnology incubator, which we undertook to repay from proceeds received from the sale of products developed under the incubator project. Under the terms of the biotechnology incubator, we have recorded a first-degree floating lien on all assets of the incubator against the repayment of funding received by the incubator for the projects developed under it. As previously described, we terminated the incubator at the end of 2013, and recorded the projects as having been terminated for repayment purposes. Through December 31, 2014, we have paid the OCS approximately NIS 24.3 million ($6.2 million) in royalties under our approved programs. As of December 31, 2014, we have a contingent obligation to the OCS (other than for BL-8040 – see below) in the total amount of NIS 13.2 million ($3.4 million) under all of our approved programs, of which NIS 12.5 million ($3.2 million) are attributed to projects recorded by the Company as terminated for repayment purposes (as a result of the actual termination of the license agreements with the relevant licensors) but which still require a formal termination process with the OCS. In connection with the in-licensing of BL-8040 from Biokine, and as a condition to OCS consent to the transaction, we agreed to abide by any obligations resulting from funds previously received by Biokine from the OCS. The contingent liability to the OCS assumed by us relating to this transaction amounts to NIS 10.6 million ($2.7 million) as of December 31, 2014. We have a full right of offset for amounts payable to the OCS from payments that we may owe to Biokine in the future. Therefore, the likelihood of any payment obligation to the OCS with regard to the Biokine transaction is remote. Under the Research Law and the terms of the grants, royalties on the revenues derived from sales of products developed with the support of the OCS are payable to the Israeli government, generally at the rate of 3% during the first three years of repayment, 4% during the subsequent three years and 5% from the seventh year onwards, although these terms would be different if we were to receive OCS approval to manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel. The obligation to make these payments terminates upon repayment of the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate, plus interest and any additional amounts as described below. However, we may be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest) if we receive approval to manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel, depending on the portion of total manufacturing that is performed outside of Israel, as further described below, and we may be required to pay additional amounts in respect of the technology developed under these projects that is otherwise transferred outside of Israel, as further described below. The amounts received bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

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

Under the Research Law, we are prohibited from transferring our OCS-financed technologies, technologies derived therefrom and related intellectual property rights outside of Israel except under limited circumstances and only with the approval of the OCS and upon making a payment to the OCS. We may not receive the required approvals for any proposed transfer and, if received, we may be required to pay the OCS an amount calculated in accordance with the applicable formula set out in the Research Law. The scope of the support received, the royalties that we may have already paid to the OCS, the amount of time that has elapsed between the date on which the technology was transferred and the date on which the OCS grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the OCS. The repayment amount is now subject to a maximum limit calculated in accordance with a formula set forth in regulations enacted during 2012. In addition, any decrease in the percentage of manufacture performed in Israel of any product or technology, as originally declared in the application to the OCS with respect to the product or technology, may require us to notify, or to obtain the approval of, the OCS, and may result in increased royalty payments to the OCS of up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that is performed outside of Israel.

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

Biotechnology Incubator Program. In 2001, the OCS launched a biotechnology incubator program for advancing Israel’s biotechnology industry. In 2004, we submitted a proposal to operate a biotechnology incubator, and our proposal was accepted by the OCS. Accordingly, we entered into the incubator agreement with the OCS in January 2005. We operated the incubator until the incubator agreement expired in December 2013. In light of the expiry of the incubator agreement and in order to streamline our operations, we decided to transfer all the employees, activities and assets from the incubator to BioLineRx Ltd., and have wound down the incubator.

As of December 31, 2014, we received approximately $13.8 million from the OCS under the incubator agreement to fund 23 different development projects, 22 of which have terminated. Of our 10 current development projects, BL-1040 is the only project that has been funded under the incubator agreement.

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

C. Organizational Structure

Our corporate structure consists of BioLineRx Ltd. and two wholly-owned entities: BioLine Innovations Jerusalem Ltd., or BIJ Ltd., and BioLineRx USA Inc. BIJ Ltd. was the general partner of BioLine Innovations Jerusalem Limited Partnership, or BIJ L.P., which was established as the entity to operate our incubator. BIJ Ltd. owned 1% of BIJ L.P.’s partnership interests, while BioLineRx was a limited partner of BIJ L.P. and owned the remaining 99% of BIJ L.P.’s partnership interests. Our incubator agreement with the OCS expired at the end of 2013. As a result, we decided to transfer all the employees, activities and assets from the incubator to BioLineRx Ltd., wound down the incubator, liquidated BIJ L.P. in December 2014 and are in the process of liquidating BIJ Ltd. BioLineRx USA Inc. has been inactive since the beginning of 2011, as a result of a decision by our Board of Directors to transfer all business development functions back to Israel, in order to reorganize our business development efforts and administer such efforts from our headquarters.

D. Property, Plant and Equipment

We are headquartered in Jerusalem, Israel. We are currently leasing one facility pursuant to a lease agreement with Kaps-Pharma Ltd. on a month-to-month basis with the expectation of moving to a new facility in the second quarter of 2015. The Jerusalem headquarters consists of approximately 1,700 square meters of space and lease payments are approximately $29,300 per month. This facility houses both our administrative and research operations and our central laboratory. The central laboratory consists of approximately 600 square meters and includes an analytical chemistry laboratory, a formulation laboratory and a tissue culture laboratory. Our central laboratory is compliant with both cGMP and GLP, which allows us to manufacture therapeutic supplies for our current clinical trials. We have outfitted a section of the central laboratory as a Class 1000 Clean Room for the synthesis of compounds that require a clean environment for development. All of our employees are based in this facility.

In August 2014, we signed a lease agreement with S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. for the lease of a facility in Modi’in, Israel (located between Tel Aviv and Jerusalem). This facility, to which we plan on moving all our operations and central laboratory in the second quarter of 2015, will consist of 1,663 square meters of space (approximately 17,900 square feet). Lease payments will be approximately $27,000 per month.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this annual report.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those in “Item 3. Key Information — Risk Factors.”U.S. dollar amounts herein (other than amounts that were originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of December 31, 2014 ($1 = NIS 3.889). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or address unmet medical needs. Our current development pipeline consists of six clinical therapeutic candidates: BL-1040, BL-8040, BL-7010, BL-5010, BL-7040 and BL-8020. In addition, we have four therapeutic candidates in pre-clinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. Until December 31, 2013, we also operated, with substantial ﬁnancial support of the OCS, a biotechnology incubator to evaluate therapeutic candidates. As of December 31, 2014, we received approximately NIS 53.7 million ($13.8) million in funding from the OCS to operate the incubator, and an additional NIS 22.4 million ($5.8 million) in funding outside of the incubator agreement. Such amounts include aggregate funding of approximately NIS 65.6 million ($16.9 million) for terminated programs. We are not required to repay funds received for terminated programs. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

The following is a description of our six clinical therapeutic candidates:

•
BL-1040 is a novel, resorbable polymer solution for use in the prevention of ventricular remodeling that may occur in patients who have suffered an acute myocardial infarction, or AMI. BL-1040 is being developed as a medical device. In March 2010, we announced encouraging results from a phase 1/2 clinical trial. We have entered into an exclusive, worldwide, royalty-bearing out-licensing arrangement with Bellerophon with respect to the development, manufacture and commercialization of BL-1040. In December 2011, Bellerophon commenced PRESERVATION I, a CE Mark registration clinical trial of BL-1040 (initially called IK-5001, and now called “Bioabsorbable Cardiac Matrix” device, or BCM device). Enrollment for this trial was completed in December 2014, with 303 AMI patients having been recruited and treated. There are almost 90 sites activated worldwide for this trial, 16 of which are in the United States. The study, which includes a six-month follow-up period, is anticipated to be completed in mid-2015.

•
BL-8040 is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for acute myeloid leukemia, or AML, stem cell mobilization and other hematological indications.

➢
In June 2013, we commenced a phase 2 trial for the treatment of AML, which is currently being conducted at four world-leading cancer research centers in the U.S. and at five premier sites in Israel. The trial is currently in the midst of the dose-escalation stage and when this stage is completed, will continue to the expansion stage at the optimal dose chosen during the dose escalation stage. In November 2014, we announced that in light of continued encouraging pharmacodynamic and excellent safety data from the ongoing Phase 2 clinical trial in AML, we filed with the FDA an amendment to the study protocol to test additional cohorts at higher doses in the current dose-escalation stage of the trial. The amendment also includes an increase in the total expected study enrollment, from up to 50 under the original protocol, to up to 70 patients.

➢
In September 2014, we commenced a Phase 1 trial for the use of BL-8040 as a treatment for stem cell mobilization at Hadassah Medical Center in Jerusalem. All healthy volunteers have completed the treatment phase and results are expected during the first quarter of 2015.

➢
In addition, we are planning to commence the following trials for BL-8040 in the first half of 2015: (a) a Phase 2b trial in Germany, in collaboration with the German Study Alliance Leukemia Group, as a consolidation treatment for AML patients who have responded to standard induction treatment; (b) a Phase 1/2 trial, in collaboration with the MD Anderson Cancer Center, for the treatment of AML patients with the FLT3-ITD mutation; and (c) a Phase 1/2 trial, also in collaboration with the MD Anderson Cancer Center, for BL-8040 as a treatment for hypoplastic myelodysplastic syndrome and aplastic anemia.

➢
In September 2013, the U.S. Food & Drug Administration, or FDA, granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML; and in January 2014, the FDA granted an Orphan Drug Designation to BL-8040 as a treatment for stem cell mobilization.

•
BL-7010 is a novel, non-absorbable, orally available, high-molecular-weight co-polymer intended for the treatment of celiac disease. In December 2013, we commenced a Phase 1/2 trial for BL-7010 at Tampere Hospital in Finland, a leading site for celiac research.  In November 2014, we reported the final results of the study. BL-7010 was found to be safe and well tolerated in both single- and repeated-dose administrations. Based on these results, we selected the dosing regimen of one gram, three times per day, of BL-7010 as the optimal repeated dose for the upcoming efficacy study which we plan to commence in the second half of 2015.

•
BL-5010 is a customized, proprietary pen-like applicator containing a novel, acidic, aqueous solution for the non-surgical removal of skin lesions. In December 2010, we announced positive results from a phase 1/2 clinical trial of BL-5010. We have received European confirmation from the British Standards Institution Notified Body in the UK of the regulatory pathway classification of both BL-5010 and BL-5010P as a Class 2a medical device. In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma for the rights to BL-5010 for over-the-counter, or OTC, indications in the territory of Europe, Australia and additional selected countries.

•
BL-7040 is an orally available synthetic oligonucleotide which we are developing for the treatment of inflammatory bowel disease, or IBD.  In April 2013, we announced positive results from a phase 2a proof-of-concept study to evaluate the effectiveness of BL-7040 for the treatment of IBD at five sites in Israel. In November 2013, we announced additional results from this study showing significant improvement of disease measurements in biopsies taken from IBD patients treated with BL-7040. During the third quarter of 2014, we conducted a pharmacokinetic study which indicated that BL-7040 reaches the target organ (the colon) and appears to have a local, as opposed to systemic, effect. We are currently discussing this therapeutic candidate with a number of potential co-development partners, as well as planning the next stages of development.

•
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

In December 2014, we entered into a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates. Under the agreement, we intend, in collaboration with Novartis, to co-develop a number of pre-clinical and early clinical therapeutic projects through clinical proof-of-concept for potential future licensing by Novartis.

In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma for the rights to BL-5010 for over-the-counter or OTC indications in the territory of Europe, Australia and additional selected countries. We will retain the rights to BL-5010 in the United States and the rest of the world. Under our out-licensing arrangement with Omega Pharma, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Omega Pharma will sponsor and manufacture BL-5010 in the relevant regions. Omega Pharma will pay us an agreed amount for each unit sold, and we will be entitled to certain commercial milestone payments. In addition, we will have full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights.

History of Losses

Since inception in 2003, we have generated significant losses in connection with our research and development, including the clinical development of BL-1020. As of December 31, 2014, we had an accumulated deficit of NIS 545.4 million. Although we have previously recognized revenues in connection with our out-licensing arrangement with Bellerophon for BL-1040 and our former out-licensing arrangement with Cypress Bioscience for BL-1020, we may continue to generate losses in connection with the research and development activities relating to our pipeline of therapeutic candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we may continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), funding received from the OCS, payments received under the licensing arrangements with Bellerophon and Cypress Bioscience, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from Bellerophon, potential future upfront or milestone payments that we may receive from out-licensing transactions for our other therapeutic candidates, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of December 31, 2014, we held approximately $34.7 million of cash, cash equivalents and short-term bank deposits, based on the exchange rate reported by the Bank of Israel as of December 31, 2014. In March 2015, we completed an underwritten public offering for gross proceeds of approximately $28.8 million. See “– Liquidity and Capital Resources.”

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

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
BL-1040	Patient enrollment completed for CE registration pivotal trial (conducted by Bellerophon)	PRESERVATION 1 study results expected in mid-2015
BL-8040	1.Phase 2 study for AML 2.Phase 1 study in stem cell mobilization 3.Phase 2b consolidation treatment for AML 4.Phase 1/2 study for AML patients with FLT3-ITD mutation 5.Phase 1/2 study for hMDS and AA
1.Completion of dose-escalation stage of study in H1 2015; full study results in H2 2015

2.Results of phase 1 study for stem cell mobilization by the end of Q1 2015

3.Commencement of study expected H1 2015

4.Commencement of study expected H1 2015

5.Commencement of study expected H1 2015

BL-7010	Completed Phase 1/2 study	Randomized, controlled efficacy study expected to commence in H2 2015
BL-5010	Out-licensed to Omega Pharma	Commercialization in Europe during 2016
BL-7040	Phase 2 trial completed	Potential co-development collaboration or licensing transaction
BL-8020	Phase 1/2 study (collaboration with Licensors)	Determination by Licensors of the next steps in the clinical development plan of the compound, including an assessment regarding potential additional viral indications for development.

In addition to the projects set forth above, we have four projects that are in the preclinical stages of development. Such projects have significantly lower costs due to their stage of development. See “Item 4. Information on the Company — Business Overview — Therapeutic Candidates in Preclinical Development.”

Prior to 2013, we recorded costs for each development project on a “direct cost” basis only. Direct costs, which include contract research organization expenses, consulting expenses, patent expenses, materials and other, similar expenses, were recorded to the project for which such expenses are incurred. However, salary and overhead costs, including, but not limited to, salary expenses (including salaries for research and development personnel), facilities, depreciation and stock-based compensation, were shared among all of our projects and were not recorded on a project-by-project basis. We did not allocate direct salaries to projects due to the fact that our project managers were generally involved in several projects at different stages of development, and the related salary expense was not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our departments that support the research and development process, such as chemistry, manufacturing and controls (CMC), pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, were shared by many different projects and were never considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs were not specifically allocated to individual projects. Beginning in 2013, as the result of a decision to reduce the total number of development projects in our pipeline, along with the fact that the number of more advanced clinical projects in our pipeline has increased on a proportionate basis, we decided to record costs for each development project on a “full cost” basis. Accordingly, beginning in 2013, costs for each development project included salary and overhead costs, as well as direct costs.

Set forth below is a summary of the costs allocated to our main projects on an individual basis, as well as the costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2012, 2013 and 2014, and on an aggregate basis since project inception. Certain of such costs are covered by OCS funding, although OCS funds received have not been deducted from the project costs in the table.

	Year Ended December 31,			Total Costs Since Project
	2012	2013	2014	Inception
	(U.S. $ in thousands)

BL-1040	–	–	–	10,227
BL-8040	723	3,910	4,698	9,331
BL-7010	560	1,905	3,756	6,495
BL-5010	132	251	1,282	3,669
BL-7040	500	650	287	1,902
BL-8020	794	918	160	1,872
Other projects	10,017	3,529	1,090	87,415
Total project costs(1)	12,726	11,163	11,273	120,911

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

From our inception through December 31, 2014, we have incurred research and development expense of approximately NIS 600.9 million ($154.5 million). We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

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

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of derivative liabilities on account of the warrants issued in the private and direct placements which we conducted in 2012 and 2013. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the private and direct placements related to the warrants. In addition, non-operating expense and income includes the initial commitment and finder’s fees, as well as other one-time expenses, associated with the initial set-up of the share purchase agreements with LPC and an at-the-market equity offering sales agreement with Stifel, Nicolaus & Company, Incorporated. The at-the-market equity offering sales agreement was terminated in March 2014.

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

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2014. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

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

Effective January 1, 2015, our reporting and functional currency will be the dollar, which we expect will reduce, to some extent, our exposure to the currency fluctuation risks.

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

Government Participation in Research and Development Expenses

We have received research and development funding from the State of Israel through the OCS, both in the form of loans extended to our biotechnology incubator, as well as in the form of grants. As described in Item 4. Business Overview — Government Regulation and Funding — Israeli Government Programs — Israel Office of the Chief Scientist, the activities of our biotechnology incubator have been terminated; however, we may still be eligible for funding from the OCS in the form of grants. In accordance with the OCS programs, we are entitled to specific funding with respect to a development project only after we incur development costs related to the project. Such funding qualifies as “forgivable loans” in accordance with IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” since it is repayable only if we generate revenues related to the underlying project.

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

We adopted the following standard for the first time for the fiscal year beginning January 1, 2014:

Amendment to IAS 32, “Financial Instruments: Presentation”, on asset and liability offsetting, which clarifies some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2014, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on our consolidated financial statements, except the following set out below, for which the impact has not been fully assessed.

IFRS 15, “Revenue from Contracts with Customers,” which is the converged standard on revenue recognition. It replaces IAS 11, “Construction Contracts”, IAS 18,”Revenue” and related interpretations. Revenue is recognized when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognizes revenue in accordance with that core principle by applying the following steps: Step 1: identify the contract(s) with a customer; Step 2: identify the performance obligations in the contract; Step 3: determine the transaction price;  Step 4: allocate the transaction price to the performance obligations in the contract; and Step 5: recognize revenue when (or as) the entity satisfies a performance obligation. IFRS 15 also includes a cohesive set of disclosure requirements that will result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

IFRS 9, “Financial Instruments,” which replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value, through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.

Results of Operations -- Overview

Revenues

We did not record any revenues for the years ended December 31, 2012, 2013 and 2014.

Cost of revenues

We did not record any cost of revenues for the years ended December 31,2012, 2013 and 2014.

Research and development expenses

At December 31, 2011, our drug development pipeline consisted of 15 therapeutic candidates. During 2012, we added four new compounds to our pipeline and discontinued the development of five compounds from the pipeline, so that our drug development pipeline as of December 31, 2012 consisted of 14 therapeutic candidates. During 2013, we added two new compounds to our pipeline and discontinued the development of six additional compounds from the pipeline, so that our drug development pipeline as of December 31, 2013 consisted of 10 therapeutic candidates.  During 2014, we added one new compound to our pipeline and discontinued the development on additional compound from the pipeline, so that our drug development pipeline as of the date of this report consists of 10 therapeutic candidates.

Comparison of the Year Ended December 31, 2014 to the Year Ended December 31, 2013

Research and development expenses

Research and development expenses for the year ended December 31, 2014 were NIS 42.5 million ($10.9 million), a decrease of NIS 1.6 million ($0.4 million), or 3.7%, compared to NIS 44.1 million ($11.3 million) for the year ended December 31, 2013. The decrease resulted primarily from termination of the BL-1020 CLARITY clinical trial in March 2013 and certain one-time costs associated with several clinical-stage projects in 2013, partially offset by increased spending on BL-8040, BL-7010 and BL-5010 in 2014.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2014 were NIS 5.7 million ($1.5 million), an increase of NIS 1.6 million ($0.4 million), or 38.6%, compared to NIS 4.1 million ($1.1 million) for the year ended December 31, 2013. The increase resulted primarily from professional fees related to increased business development activities, including professional services related to the collaboration agreement with Novartis and the out-licensing agreement with Omega regarding BL-5010.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2014 were NIS 13.6 million ($3.5 million), an increase of NIS 0.4 million ($0.1 million) or 2.8%, compared to NIS 13.2 million ($3.4 million) for the year ended December 31, 2012. The small increase resulted primarily from an increase in salary-related payments.

Non-operating income (expense), net

We recognized net non-operating income of NIS 11.0 million ($2.8 million) for the year ended December, 2014, an increase of NIS 6.8 million ($1.7 million), compared to net non-operating income of NIS 4.2 million ($1.1 million) for the year ended December 31, 2013. Non-operating income for both periods primarily relates to fair-value adjustments of liabilities on account of warrants issued in the private and direct placements which we conducted in February 2012 and 2013. These fair-value adjustments were highly influenced by our share price at each period end (revaluation date).

Financial income (expense), net

We recognized net ﬁnancial income of NIS 11.2 million ($2.9 million) for the year ended December 31, 2014, a change of NIS 15.5 million ($4.0 million), compared to net ﬁnancial expenses of NIS 4.3 million ($1.1 million) for the year ended December 31, 2013. Net financial income and expenses result primarily from changes in the average exchange rate of the dollar in relation to the NIS during the respective periods, which have a direct effect on our net assets denominated in dollars.

Comparison of the Year Ended December 31, 2013 to the Year Ended December 31, 2012

Research and development expenses

Research and development expenses for the year ended December 31, 2013 were NIS 44.1 million, a decrease of NIS 20.2 million, or 31%, compared to NIS 64.3 million for the year ended December 31, 2012. Without regard to a NIS 6.0 million one-time reversal of amounts previously accrued to the OCS in respect of BL-1020, research and development expenses decreased by NIS 14.2 million. The decrease resulted primarily from lower expenses in 2013 associated with BL-1020, due to termination of the CLARITY clinical trial in March 2013, which was partially offset by a ramp-up in spending on other clinical-stage projects introduced during 2011 and 2012.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2013 were NIS 4.1 million, an increase of NIS 0.9 million , or 28%, compared to NIS 3.2 million for the year ended December 31, 2012. The increase resulted primarily from increased business development activities, as well as professional services incurred in connection with the collaboration agreement signed with JHL Biotech.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2013 were NIS 13.2 million , a decrease of NIS 0.8 million or 6%, compared to NIS 14.0 million for the year ended December 31, 2012. The small decrease resulted primarily from one-time expenses for professional services incurred in 2012.

Non-operating income (expense), net

We recognized net non-operating income of NIS 4.2 million for the year ended December, 2013, an increase of NIS 0.2 million, compared to net non-operating income of NIS 4.0 million for the year ended December 31, 2012. Non-operating income for both periods primarily relates to fair-value adjustments of liabilities on account of warrants. These fair-value adjustments were highly influenced by our share price at each period end (revaluation date).

Financial income (expense), net

We recognized net ﬁnancial expenses of NIS 4.3 million for the year ended December 31, 2013, a change of NIS 5.5 million, compared to net ﬁnancial income of NIS 1.3 million for the year ended December 31, 2012. Net financial income and expenses result primarily from changes in the average exchange rate of the dollar in relation to the NIS during the respective periods, which have a direct effect on our net assets denominated in dollars.

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

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	2013				2014
	(in thousands of NIS)
Consolidated Statements of Operations
Revenues	–	–	–	–	–	–	–	–
Cost of revenues	–	–	–	–	–	–	–	–
Research and development expenses, net	(19,443)	(12,087)	(8,190)	(4,337)	(9,510)	(9,677)	(10,440)	(12,816)
Sales and marketing expenses	(771)	(1,063)	(731)	(1,536)	(1,283)	(987)	(1,070)	(2,345)
General and administrative expenses	(3,522)	(3,604)	(2,663)	(3,436)	(3,463)	(2,888)	(2,779)	(4,461)
Operating loss	(23,736)	(16,754)	(11,584)	(9,309)	(14,256)	(13,522)	(14,289)	(19,622)
Non-operating income (expenses), net	12,262	1,579	(4,627)	(5,023)	5,883	962	4,835	(732)
Financial income, net	663	1,320	501	116	1,258	121	8,069	4,762
Financial expenses, net	(2,029)	(1,713)	(1,956)	(1,148)	(284)	(1,653)	(1,122)	–
Net loss	(12,840)	(15,568)	(17,666)	(15,364)	(7,399)	(14,122)	(2,507)	(15,592)

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, grants and loans from the OCS, and payments received under our strategic licensing arrangements. At December 31, 2014, we held approximately NIS 134.9 million ($34.7 million) in cash, cash equivalents and short-term bank deposits. In March 2015, we closed an underwritten public offering of our ADSs for gross proceeds of $28.8 million. We have invested substantially all of our available cash funds in short-term bank deposits.

Pursuant to the share purchase agreement with LPC signed in May 2014, we may sell, from time to time, and at our discretion, up to $20 million of our ADSs to LPC during the 36-month term of the purchase agreement. From the effective date of the purchase agreement through the date of this annual report, we have not yet sold any ADSs to LPC under the facility.

Net cash used in operating activities was NIS 56.4 million for the year ended December 31, 2014, NIS 70.5 million for the year ended December 31, 2013, and NIS 75.1 million for the year ended December 31, 2012. The NIS 14.1 million ($3.6 million) decrease in net cash used in operating activities during 2014 resulted primarily from a large decrease in net trade payables and accruals during the 2013 period.

Net cash used in investing activities for the year ended December 31, 2014 was NIS 70.7 million compared to net cash used for investing activities of NIS 19.8 million for the year ended December 31, 2013, and net cash provided by investing activities of NIS 51.3 million for the year ended December 31, 2012. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits and other investments during the respective periods.

Net cash provided by financing activities for the year ended December 31, 2014 was NIS 117.8, compared to net cash provided by financing activities of NIS 55.2 million for the year ended December 31, 2013, and net cash provided by financing activities of NIS 58.9 million for the year ended December 31, 2012. The cash flows from financing activities in 2014 primarily reflect the underwritten public offering of our ADSs in March 2014 and the investment by Novartis in December 2014. The cash flows from financing activities in 2013 reflect the direct placement to OrbiMed completed in February 2013, as well as funding under the previous share purchase agreement with LPC. The cash flows from financing activities in 2012 reflect the private placement completed in February 2012.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our projected cash requirements into 2018, we will require significant additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

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

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2014:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of NIS)

Car leasing obligations	1,762	841	921	–	–
Premises leasing obligations	4,698	902	1,752	1,752	292
Purchase commitments	7,618	7,521	97	–	–
Total	14,078	9,264	2,770	1,752	292

The premises leasing obligations in the foregoing table include our commitments under the lease agreement for a facility in Modi’in. See “Item 4. Information on the Company — Property, Plant and Equipment.” The term of the lease will begin on June 15, 2015 and end June 30, 2020. During the lease term, we are obligated to pay initial monthly rental payments of approximately $18,085 and initial monthly parking charges of approximately $1,750. We are furthermore obligated to pay building maintenance charges during the lease term not exceeding NIS 26,310 per month (currently, approximately $6,578).

The foregoing table does not include our in-licensing agreements. Under our in-licensing agreements, we are obligated to make certain payments to our licensors upon the achievement of agreed upon milestones. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements; however, we do not expect any material milestones to be achieved within the next 12 months. If all of the milestones are achieved over the life of each in-licensing agreement, we will be required to pay approximately $5.5 million, in the aggregate, to the applicable licensors. Some of the in-licensing agreements are accompanied by consulting, support and cooperation agreements, pursuant to which we are required to pay the licensors a fixed monthly amount, over a period stipulated in the applicable agreement, for their assistance in the continued research and development under the applicable license. All of our in-licensing agreements are terminable at-will by us upon prior written notice of 30 to 90 days. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our executive officers and directors as of March 1, 2015.  Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., P.O. Box 45158, 19 Hartum Street, Jerusalem 9777518, Israel.

Name	Age	Position(s)

Kinneret Savitsky, Ph.D.	48	Chief Executive Officer

Philip Serlin, CPA, MBA	54	Chief Financial and Operating Officer

Leah Klapper, Ph.D.	50	Chief Scientific Officer

Arnon Aharon, M.D.	46	Vice President of Medical Affairs

David Malek, MBA	37	Vice President of Business Development

Aharon Schwartz, Ph.D.	72	Chairman of the Board

Michael J. Anghel, Ph.D.	75	Director

Nurit Benjamini, MBA	48	External Director

B.J. Bormann, Ph.D.	56	Director

Raphael Hofstein, Ph.D.	64	Director

Avraham Molcho, M.D.	57	External Director

Sandra Panem, Ph.D.	68	Director

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

Philip Serlin, CPA, MBA, has served as our Chief Financial and Operating Officer since May 2009. From January 2008 to August 2008, Mr. Serlin served as the Chief Financial Officer and Chief Operating Officer of Kayote Networks Inc. From January 2006 to December 2007, he served as the Chief Financial Officer of Tescom Software Systems Testing Ltd. (TASE:TSCM), an IT services company publicly traded in both Tel Aviv and London. His background also includes senior positions at Chiaro Networks Ltd. and at Deloitte, where he was head of the SEC and U.S. Accounting Department at the National Office in Tel Aviv, as well as seven years at the SEC at its Washington, D.C., headquarters. Mr. Serlin currently serves as an external director at Vascular Biogenics Ltd. (Nasdaq:VBLT) and as a director at Kitov Pharmaceuticals Holdings Ltd. (TASE:KTOV). Mr. Serlin is a CPA and holds a B.Sc. in accounting from Yeshiva University and a Master’s degree in economics and public policy from The George Washington University.

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

Aharon Schwartz, Ph.D., has served as the Chairman of our Board of Directors since 2004. He served in a number of positions in Teva from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. Dr. Schwartz is currently chairman of the boards of numerous life science companies, including DPharm Ltd., BioCancell Ltd., CureTech Ltd. and Biomas Ltd. Dr. Schwartz also serves on the board of directors of Protalix Ltd. and as a consultant to Clal Biotechnology Industries Ltd. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. Dr. Schwartz recently received a second Ph.D. from the Hebrew University of Jerusalem in the history and philosophy of science.

Michael J. Anghel, Ph.D., has served on our Board of Directors since 2010 and on our Investment Monitoring Committee since 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (NYSE:CEL), the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE:DSCT). He has been involved in various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions including Elron Electronic Industries Ltd. (TASE:ELRN), Elbit Systems Ltd. (Nasdaq:ESLT, TASE:ESLT), Nice Systems (Nasdaq:NICE), Gilat Satellite Networks Ltd. (Nasdaq:GILT), American Israeli Paper Mills (now Hadera Paper Ltd. (AMEX:AIP)), Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Boards of Directors of Partner Communications Company, Ltd. (Nasdaq:PTNR, TASE:PTNR), Syneron Medical Ltd. (Nasdaq:ELOS), Evogene Ltd. (Nasdaq:EVGN, TASE:EVGN), Dan Hotels Ltd. (TASE:DANH), Orbotech Ltd. (Nasdaq:ORBK, GSM:ORBK) and the Strauss Group Ltd. (TASE:STRS). Until recently, he was also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an MBA. and Ph.D. (Finance) from Columbia University, New York.

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

In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law to the extent that these liabilities are not covered by directors’ and officers’ insurance. The terms of these agreements and of our directors’ and officers’ insurance are consistent with the provisions of the Compensation Policy.

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2014. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses (NIS)	Pension, retirement, options and other similar benefits (NIS)
All directors and senior management as a group, consisting of 12 persons	5,504,000	2,729,000

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2014.

Name and Position	Salary	Social benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in thousands of U.S. dollars)
Kinneret Savitsky, Chief Executive Officer	231	56	135	102	20	544
Philip Serlin, Chief Financial and Operating Officer	170	53	99	84	23	429
David Malek, Vice President of Business Development	143	33	98	59	18	351
Leah Klapper, Chief Scientific Officer	156	33	59	73	20	341
Arnon Aharon, Vice President of Medical Affairs	139	31	46	22	15	253

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2014.

(3)	“All Other Compensation” includesautomobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

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

According to our Articles of Association, our Board of Directors must consist of at least five and not more than 10 directors, including external directors. Currently, our Board of Directors consists of seven directors, including two external directors as required by the Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law as detailed below, our directors are elected at a general or special meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors to fill vacancies on the Board of Directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, under certain conditions, to two additional terms, although the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Capital Market, may be further extended under certain conditions. External directors may be removed from office only pursuant to the terms of the Companies Law. Our last annual meeting of shareholders was held in September 2014. For additional information concerning external directors, see “— External Directors.”

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

After an initial term of three years, external directors may be re-elected to serve in that capacity for up to two additional terms of three years provided that either (a) the board of directors has recommended such re-election and such re-election is approved by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of external directors, (b) (1) the re-election has been recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved by a majority of non-controlling, disinterested shareholders who hold among them at least 2% of the company’s voting rights; and (2) pursuant to Amendment 22 of the Companies Law, effective as of January 2014, the external director who has been nominated in such fashion by the shareholders is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder, or (c) pursuant to the recently enacted Amendment 26 to the Companies Law, effective as of November 2014, the external director has proposed himself for reappointment and the reappointment was approved by the majority described in (b)(1) above. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Capital Market, may be extended beyond the initial three terms permitted under the Companies Law indefinitely in increments of additional three-year terms, provided in each case that the following conditions are met: (a) the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company; (b) the re-election is approved by the shareholders by a special majority required for the re-election of external directors; and (c) the term of office of the external director, and the considerations of the audit committee and the Board of Directors in deciding to recommend re-election of the external director for such additional term of office, are presented to the shareholders prior to the vote on re-election. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for appointment or violating the duty of loyalty to the company. If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director. Under the Companies Law external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Companies Law.

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

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Marketplace Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. Our Board of Directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financial statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in the company’s financial statements, among others. Furthermore, our Board of Directors is also required to take into consideration a director’s education, experience and knowledge in any of the following: (1) accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company, (2) the functions of the external auditor and the obligations imposed on such auditor, and (3) preparation of financial reports and their approval in accordance with the Companies Law and the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”).The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration; (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an external director; or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (1) a senior business management position in a corporation with a substantial scope of business; (2) a senior position in the company’s primary field of business; or (3) a senior position in public administration. Our Board of Directors has determined that Nurit Benjamini possesses “accounting and financial” expertise, and that both of our external directors possess the requisite professional qualifications.

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

•	recommending the engagement or termination of the office of the our internal auditor; and

•	reviewing and pre-approving the terms of audit and non-audit services provided by our independent auditors.

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

•	to make recommendations to the board of directors as to any updates to the compensation policy which may be required;

•	to review the implementation of the compensation policy by the company;

•	to approve transactions relating to terms of office and employment of certain company office holders, which require the approval of the compensation committee pursuant to the Companies Law;

•	to exempt, under certain circumstances, a transaction relating to terms of office and employment from the requirement of approval of the shareholders meeting; and

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

The board of directors of a publicly-traded company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation policy is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which one of the following must be met:

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

We have also established a defined ratio between the variable and the fixed components of compensation, as well as a maximum amount for all variable components as of the date on which they are paid (or as of the grant date for non-cash variable equity components), and subject to the limitations on variable compensation components which are set out in the Compensation Policy.

In addition, we have established guidelines under which an office holder will refund to us part of the compensation received, if it was paid based on information that was retroactively restated in our financial reports.  Office holders shall be required to make restitution for any payments made based on our operating performance, if such payments were based on false or restated financial statements prepared at any time during the three years preceding discovery of the error.

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

In September 2014, the general meeting of our shareholders approved an amendment to the Compensation Policy to expressly authorize the purchase of insurance policies (including run-off policies) to cover the liability of directors and office holders. See “ – Exculpation, insurance and indemnification of office holders”

Nominating Committee

Our Board of Directors does not currently have a nominating committee, having availed BioLineRx of the exemption available to foreign private issuers under the Marketplace Rules of the Nasdaq Stock Market. See “Item 16G. Corporate Governance.”

Financial Statement Review Committee

Our Board of Directors appointed a Financial Statement Review Committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. According to a resolution of our Board of Directors, the Audit Committee has been assigned the responsibilities and duties of a financial statement review committee, as permitted under relevant regulations promulgated under the Companies Law. From time to time as necessary and required to approve our financial statements, the Audit Committee holds separate meetings, prior to the scheduled meetings of the entire Board of Directors regarding financial statement approval. The function of a financial statement review committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent auditors and our internal auditor are invited to attend all meetings of the Audit Committee when it is acting in the role of the Financial Statement Review Committee or at which matters concerning the financial statements are discussed.  Our internal auditor is invited to attend all meetings of our Audit Committee.

Investment Monitoring Committee

Our Board of Directors has established an Investment Monitoring Committee consisting of four members: Directors Michael Anghel and Nurit Benjamini; Philip Serlin, our Chief Financial Officer and Chief Operating Officer; and Raziel Fried, our Budget Control Manager and Treasurer. The function of the Investment Monitoring Committee includes providing recommendations to our Board of Directors regarding investment guidelines and performing an on-going review of the fulfillment of established investment guidelines. The Investment Monitoring Committee convenes for a meeting in accordance with our needs, but in any event at least twice per year. The Investment Monitoring Committee reports to our Board of Directors on a semi-annual basis.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. Our internal auditor is Linur Dloomy, CPA (Israel), a partner of Brightman Almagor Zohar & Co. (a member firm of Deloitte Touche Tohmatsu Limited).

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

An amendment to the Israeli Securities Law and a corresponding amendment to the Companies Law authorize the Israeli Securities Authority to impose administrative sanctions against companies like ours, and their office holders for certain violations of the Israeli Securities Law or the Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys’ fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company’s articles of association, and receive the requisite corporate approvals.

Our Articles of Association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. In November 2011, our shareholders approved (i) the amendment of our Articles of Association to authorize indemnification and insurance in connection with administrative enforcement proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Companies Law described above; and (ii) a new form of indemnification letter for our directors and officers so as to reflect the amendment to our Articles of Association, which new form of letter was also approved in October 2011 by our audit committee and board of directors, and in November 2011 by our shareholders. The terms of such agreements are consistent with the provisions of the Compensation Policy which was approved by our shareholders in December 2013 and amended as described in the next paragraph.

Our office holders are currently covered by a directors and officers’ liability insurance policy. The terms of such directors and officers insurance are consistent with the provisions of the Compensation Policy which was approved by our shareholders in December 2013, and with the provisions of an amendment to the Compensation Policy which approved by our shareholders in September 2014. The purpose of the amendment was to clarify that we are authorized to purchase insurance policies (including run-off policies) to cover the liability of directors and office holders that are in office at such time and that shall be in office from time to time, including directors and office holders that may have a controlling interest in the Company. Such insurance policies are authorized within the following limits: (1) the premium for each policy period shall not exceed $250,000, (2) the maximum aggregate limit of liability pursuant to the policies shall not exceed $20 million for each insurance period, and (3) the maximum deductible shall not exceed $250,000. In addition, the Compensation Committee is authorized to increase the coverage purchased and/or the premium paid for such policies by up to 20% per year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law. As of the date of this Annual Report on Form 20-F, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought. Pursuant to the approval of our shareholders which was obtained in September 2014, we carry directors’ and officers’ insurance covering each of our directors and executive officers for acts and omissions. See also “Certain Transactions and Related Party Transactions — Indemnification Agreements.”

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

D. Employees

As of December 31, 2014, we had 46 employees, all of whom are employed in Israel. Of our employees, 18 hold M.D. or Ph.D. degrees.

	December 31,
	2012	2013	2014

Management and administration	13	13	12
Research and development	37	27	31
Sales and marketing	2	3	3

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

E. Beneficial Ownership of Executive Officers and Directors

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 20, 2015 of each of our directors and executive officers individually and as a group.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class

Directors

Aharon Schwartz(1)	104,168	*
Michael J. Anghel(2)	104,168	*
Nurit Benjamini(3)	137,500	*
B.J. Bormann(4)	79,168	*
Raphael Hofstein(5)	304,168	*
Avraham Molcho(6)	137,500	*
Sandra Panem(7)	62,500

Executive officers
Kinneret Savitsky(8)	1,897,202	*
Philip Serlin(9)	804,200	*
Leah Klapper(10)	692,759	*
David Malek(11)	337,500	*
Arnon Aharon(12)	-	–
All directors and executive officers as a group (12 persons)(13)	4,660,833	*

*	Less than 1.0%.

(1)
Includes 104,168 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Does not include 145,832ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

(2)
Includes 104,168 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Does not include 145,832 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

(3)
Includes 137,500 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Does not include 62,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

(4)
Includes 79,168 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Does not include 170,832 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

(5)
Includes 304,168 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Does not include 145,832 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

(6)
Includes 137,500 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Does not include 62,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

(7)
Includes 62,500 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Does not include 162,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

(8)
Includes 981,170 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Does not include 1,575,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

(9)
Includes 804,200 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Does not include 1,755,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

(10)
Includes 692,759 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Does not include 1,705,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

(11)
Includes 337,500 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Does not include 1,677,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

(12)	Does not include 1,336,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

(13)
Includes 3,553,527 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Does not include 8,944,328 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2015.

Stock Option Plans

2003 Share Option Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Incentive Plan, or the Plan. The Plan provides for the granting of options and ordinary shares to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for options to be issued at the determination of our Board of Directors in accordance with applicable law. As of December 31, 2014, there were 32,450,716 ordinary shares issuable upon the exercise of outstanding options under the Plan.

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

From time to time, our Board of Directors has approved an increase in the number of shares reserved for the purpose of option grants pursuant to the Plan. As of December 31, 2014, the number of shares so reserved was approximately 5.8 million.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 20, 2015 by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge. The beneficial ownership of ordinary shares is based on the 534,900,507 ordinary shares outstanding as of March 20, 2015 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power.  For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 20, 2015, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.  To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights.

	Number of Shares Beneficially Held	Percent of Class

Novartis Pharma AG(1)	50,000,000	9.3
Rima Senvest Management, L.L.C. (2)	36,763,380	6.8
Pan Atlantic Bank and Trust Limited(3)	34,803,965	6.4
Broadfin Healthcare Master Fund, Ltd.(4)	31,000,000	5.8
OrbiMed Israel Partners Limited Partnership(5)	27,350,000	5.0

(1)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on December 22, 2014. Novartis AG is the parent of Novartis Pharma AG and as such is indicated as sharing voting and dispositive power with respect to the ordinary shares underlying the securities held by Novartis Pharma AG and is deemed to have beneficial ownership of such securities. The address of the principal business office of each of Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

(2)
Includes 3,496,500 ordinary shares issuable upon exercise of outstanding warrants within 60 days of March 20, 2015. Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on January 7, 2015 and on additional information available to us. In such filing, Richard Mashaal is indicated as having shared voting and dispositive power with respect to the ordinary shares held by Rima Senvest Management LLC and as having beneficial ownership of such securities. Mr. Mashaal disclaims beneficial ownership in the shares reported in the Schedule 13G except to the extent of his pecuniary interest therein. The address of the principal business office of Rima Senvest Management LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(3)
Includes 7,000,000 ordinary shares issuable upon exercise of outstanding warrants within 60 days of March 20, 2015. Based upon information provided by the shareholder in its Schedule 13D/A filed with the SEC on March 10, 2014. Pan Atlantic Bank and Trust Limited is a wholly owned subsidiary of FCMI Financial Corporation (FCMI). All of the outstanding shares of FCMI are owned by Albert D. Friedberg, members of his family and trusts for the benefit of members of his family. Mr. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares of and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, Pan Atlantic Bank and Trust Limited. The address of the principal business office of Pan Atlantic Bank and Trust Limited is “Whitepark House,” 1st Floor, Whitepark Road, St. Michael BB11135, Barbados, West Indies.

(4)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on March 16, 2015. In such filing, Broadfin Capital, LLC (Broadfin Capital) and Kevin Kotler are indicated as having shared voting and dispositive power with respect to the ordinary shares underlying the securities held by Broadfin Healthcare Master Fund, Ltd. (Broadfin Fund) and as having beneficial ownership of such securities. Broadfin Capital and Mr. Kotler disclaim beneficial ownership in the shares reported in the Schedule 13G except to the extent of their pecuniary interest therein. The address of the principal business office of Broadfin Fund is 20 Genesis Close, Ansbacher House, Second Floor, P.O. Box 1344, Grand Cayman KY1-1108, Cayman Islands.

(5)
Includes 16,000,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2015. Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 17, 2015. OrbiMed Israel GP Ltd. (“OrbiMed Israel”) is the general partner of OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”), which is the general partner of the shareholder, OrbiMed Israel Partners Limited Partnership, an Israel limited partnership (“OrbiMed Partners”). OrbiMed Israel, as the general partner of OrbiMed BioFund, and OrbiMed BioFund, as the general partner of OrbiMed Partners, may be deemed to share voting and investment power with respect to the ordinary shares underlying the securities held by OrbiMed Partners. The principal business office of each of the OrbiMed entities is 89 Medinat HaYehudim St., Building E, 11th Floor, Herzliya 46766, Israel.

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

Indemnification Agreements

Our Articles of Association and Executive Compensation Policy approved by our shareholders permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. We have obtained directors’ and officers’ insurance for each of our officers and directors. See “Item 6. Directors, Senior Management and Employees — Board Practices — Exculpation, insurance and indemnification of office holders.”

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

	U.S.$
	Price Per ADS
	High	Low
Annual:
2014	3.07	1.23
2013	4.75	1.58
2012	5.55	2.23
2011 (from July 25, 2011)	5.59	2.75

Quarterly:
Fourth Quarter 2014	1.83	1.23
Third Quarter 2014	2.19	1.46
Second Quarter 2014	2.27	1.94
First Quarter 2014	3.07	2.21
Fourth Quarter 2013	2.96	2.20
Third Quarter 2013	2.29	1.62
Second Quarter 2013	1.91	1.58
First Quarter 2013	4.75	1.68

Most Recent Six Months:
March 2015 (through March 20, 2015)	2.84	1.95
February 2015	2.59	1.81
January 2015	2.10	1.71
December 2014	1.83	1.23
November 2014	1.45	1.25
October 2014	1.54	1.33
September 2014	1.69	1.46

On March 20, 2015, the last reported sales price of our ADSs on the Nasdaq Capital Market was $2.06 per ADS.  As of March 20, 2015 there was one shareholder of record of our ADSs.  The number of record holders is not representative of the number of beneficial holders of our ADSs.

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

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2014	1.05	0.48	0.30	0.12
2013	1.79	0.59	0.49	0.16
2012	2.12	0.89	0.56	0.23
2011	3.24	1.13	0.91	0.30
2010	4.75	2.86	1.26	0.80

Quarterly:
Fourth Quarter 2014	0.71	0.48	0.18	0.12
Third Quarter 2014	0.73	0.57	0.21	0.15
Second Quarter 2014	0.80	0.68	0.23	0.20
First Quarter 2014	1.05	0.77	0.30	0.22
Fourth Quarter 2013	1.08	0.80	0.30	0.23
Third Quarter 2013	0.85	0.60	0.24	0.17
Second Quarter 2013	0.73	0.59	0.20	0.16
First Quarter 2013	1.79	0.63	0.49	0.17

Most Recent Six Months:
March 2015 (through March 19, 2015)	1.02	0.77	0.26	0.19
February 2015	0.92	0.71	0.24	0.18
January 2015	0.84	0.67	0.21	0.17
December 2014	0.71	0.48	0.18	0.12
November 2014	0.54	0.48	0.14	0.12
October 2014	0.58	0.50	0.16	0.13
September 2014	0.62	0.57	0.17	0.15

On March 19, 2015, the last reported sales price of our ordinary shares on the TASE was NIS 0.83 per share, or $0.21 per share (based on the exchange rate reported by the Bank of Israel for such date). On March 19, 2015, the exchange rate of the NIS to the dollar was $1.00 = NIS 4.006, as reported by the Bank of Israel.  As of March 19, 2015, there were three shareholders of record of our ordinary shares.  The number of record holders is not representative of the number of beneficial holders of our ordinary shares.

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

Share Purchase Agreement with LPC

On May 28, 2014, we entered into a purchase agreement with LPC, pursuant to which LPC agreed to purchase from us up to $20 million of our ADSs (subject to certain limitations) from time to time over a 36-month period. Also on May 28, 2014, we entered into a registration rights agreement with LPC, pursuant to which we filed a registration statement on May 30, 2014 with the SEC for 10,400,000 of our ADSs, covering the ADSs that have been issued or may be issued to LPC under the purchase agreement. The registration statement was declared effective on June 12, 2014.

In consideration for entering into the purchase agreement, we issued to 150,000 ADSs to LPC upon execution of the purchase agreement as an initial commitment fee, and we will issue additional ADSs to LPC as an additional commitment fee in connection with each purchase by LPC under the purchase agreement equal to 2.5% of the amount of ADSs issued on each applicable purchase date. We will issue these additional commitment ADSs only when, and if, we elect to sell ADSs to LPC under the purchase agreement.

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

LPC may not assign or transfer its rights and obligations under the purchase agreement. We may at any time in our sole discretion terminate the purchase agreement without fee, penalty or cost. The purchase agreement will automatically terminate on July 1, 2017.

As of the date of this report, we have not yet sold any ADSs to LPC in accordance with the purchase agreement.

Investment and Collaboration Agreement with Novartis

In December 2014, we entered into a multi-year strategic collaboration agreement with Novartis Pharma AG, or Novartis designed to facilitate development and commercialization of Israeli-sourced pharmaceutical candidates. Novartis will evaluate projects identified and presented by us for co-development and future licensing under the collaboration. The parties intend to co-develop a number of pre-clinical and clinical therapeutic projects up to clinical proof of concept. As part of the agreement, Novartis made an initial equity investment in BioLineRx of $10 million, for 12.8% of our then current shares outstanding. Novartis has agreed to certain restrictions on the percentage of our outstanding capital it may own, on the exercise of its rights as a shareholder and on its sales of the shares it owns.

The parties have agreed on the establishment of a joint steering committee, or JSC, to oversee, implement and coordinate the collaboration contemplated by the agreement and on a process for screening and selecting projects. For each clinical project which the JSC selects for in-licensing by us within the framework of the collaboration (a “Selected Project”), Novartis will pay us a fixed, non-refundable option fee of $5 million (the “Option Fee”), as well as fund 50% of the anticipated remaining development costs associated with establishing clinical proof-of-concept, in the form of an additional equity investment in BioLineRx. The parties have agreed on procedures for funding and continuing the development of a Selected Project if cost overruns arise. We will retain full control over the development process of Selected Projects; provided, however, Novartis and we will continue to consult on the progress of the implementation of the development plan for the Selected Project.

For each Selected Project, Novartis will have, during a defined period (the “ROFN Period”), a first right to commence exclusive negotiations to obtain a sublicense with respect to the particular Selected Project. If no definitive sublicense agreement has been entered into prior to the end of the ROFN Period (or any longer period that may be agreed in writing between the parties), we will be entitled to pursue licensing or similar opportunities with third parties (“Third Party Opportunities”) with respect to such Selected Project.

The arrangements between Novartis and us set out in the agreement are to be mutually exclusive and neither may take any action to circumvent the other with respect to the matters set out in the Agreement.

Before entering into a sublicense agreement with Novartis with respect to a specific project, all data, results, developments, inventions and know-how and all intellectual property rights therein and thereto, generated or discovered in the course of performing research and development activities in the context of any project (“Project IP”) shall be our exclusive property, regardless of whether Novartis has funded any activities that resulted in Project IP.

The term of the Agreement, unless earlier terminated as permitted by the agreement, will continue in effect until the first to occur of (i) payment by Novartis of the Option Fee in respect of a certain number of “Projects,” as defined in the Agreement or (ii) the later of (A) three years from the effective date of the agreement or (B) the presentation by us to Novartis at the JSC of a certain number of projects of the types agreed on by the parties.

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

In May 2012, the Israeli Tax Authority, or ITA, approved our eligibility for tax benefits as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended, or Investments Law, with respect to a portion of the consideration deriving from certain of our development programs, or Eligible Projects. Subject to compliance with the applicable requirements, the portion of our undistributed income derived from our Benefited Enterprise programs will be entitled to a tax exemption for a period of ten years commencing in the first year in which we generate taxable income after setting off our losses for Israeli tax purposes from prior years in the amount of approximately $120 million. The ten-year period may not extend beyond 14 years from the beginning of the Benefited Enterprise’s election year. We received Benefited Enterprise status with respect to the Eligible Projects beginning in the 2009 tax year, so depending on when the Benefited Enterprise programs begin to generate taxable income, the benefit period could continue through 2022. However, any distribution of income derived from our Benefited Enterprise programs will result in such income being subject to a rate of corporate tax no greater than 25%.

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

Taxation of Israeli Individual Shareholders on Receipt of Dividends. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of either 25% or, if the recipient of such dividend is a substantial shareholder (as defined below) at the time of distribution or at any time during the preceding 12-month period 30%.

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

Taxation of Capital Gains. Israeli law imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital Gains Taxes Applicable to Israeli Resident Shareholders. An individual is subject to a tax at a rate of 25% on actual capital gains derived from the sale of shares, as long as the individual is not a substantial shareholder in the company issuing the shares.

        An individual who is a substantial shareholder is subject to tax at a rate of 30% in respect of actual capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date he or she had been a substantial shareholder.

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

Taxation of U.S. Investors

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC in 2015, and it is possible that we will be a PFIC in 2015 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

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

We believe that we were a PFIC for U.S. federal income tax purposes for years prior to 2009 and in 2011, 2012 and 2014. We were not a PFIC in 2009, 2010 and 2013, and we have not yet determined whether we will be a PFIC in 2015. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC in 2015 or in any subsequent year. Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

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

From time to time, we engage in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2012, 2013 or 2014, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

(c)           Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)           Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
	Year Ended December 31,
	2013	2014
Services Rendered	(in NIS 000’s)

Audit Fees(1)	352	398
Audit-Related Fees (2)	48	49
Tax Fees(3)	259	116
All Other Fees	–	–
Total	659	563

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

•
Compensation Committee and Compensation of Officers. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required underNasdaq’s listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter.  Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law, and is composed of two external directors, which are all of our external directors, and one additional director, who is not the chairman of our Board of Directors or otherwise employed by the Company. Additionally, we comply with the requirements set forth under the Companies Law, pursuant to which transactions with office holders regarding their terms of office and employment, and transaction with a controlling shareholder in a company regarding his or her employment and/or his or her terms of office with the company, may require the approval of the compensation committee, the board of directors and under certain circumstances the shareholders, either in accordance with our previously approved compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. See “Item 6. Directors, Senior Management and Employees — Board Practices — Compensation Committee” for information regarding the Compensation Committee, and “Item 6. Directors, Senior Management and Employees — Approval of Related Party Transactions under Israeli Law” for information regarding the special approvals required with respect to approval of terms of office and employment of office holders, pursuant to the Companies Law, as set forth under Amendment 20. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules.

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

•
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

ITEM 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description

2.1(5)	Articles of Association of the Registrant, as amended May 15, 2012.

2.2(2)	Form of Deposit Agreement dated as of July 21, 2011 among BioLineRx, Ltd., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2.3(2)	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Depositary Agreement.

4.3(1)	Employment Agreement with Kinneret Savitsky, Ph.D., dated October 13, 2004.

4.5(1)	Employment Agreement with Philip Serlin, dated May 24, 2009.

4.6†(1)	License Agreement entered into as of January 10, 2005, by and between BioLine Innovations Jerusalem L.P. and B.G. Negev Technologies and Applications Ltd.

4.7(1)	Assignment Agreement dated as of January 1, 2009 entered into by and between BioLine Innovations Jerusalem L.P. and BioLineRx Ltd.

4.16†(1)	License Agreement between Innovative Pharmaceutical Concepts, Inc. and BioLineRx Ltd. dated November 25, 2007.

4.17†	Amended and Restated License and Commercialization Agreement by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P. dated August 26, 2009, as amended and supplemented.

4.18(10)	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan.

4.19(1)	Lease Agreement between Kaps-Pharma Ltd. and BioLine Innovations Jerusalem L.P., dated July 10, 2005, and Extension to Lease Agreement, dated December 4, 2008.

4.20(1)	Amendment to Employment Agreement with Kinneret Savitsky, Ph.D., dated January 2, 2004.

4.21(1)	Employment Agreement with Leah Klapper, Ph.D., dated January 27, 2005.

4.28(1)	Sponsored Research Agreement entered into as of June 23, 2011 by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and BioLineRx Ltd.

4.29(1)	License Agreement entered into as of June 23, 2011 by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and BioLineRx Ltd.

4.30(4)	Employment Agreement with David Malek, dated August 8, 2011

4.31(3)	Form of Warrant to purchase American Depositary Shares

4.32(7)	Form of Warrant to purchase American Depositary Shares

4.33†(8)	License Agreement entered into as of September 2, 2012 by and between BioLineRx Ltd. and Biokine Therapeutics Ltd.

4.34(10)	Consulting Agreement with Arnon Aharon, M.D., dated January 1, 2014

Exhibit Number	Exhibit Description

4.35(10)†	License Agreement entered into as of February 15, 2011 by Valorisation-Recherche, Limited Partnership, and BioLineRx Ltd.

4.36(9)	Executive Compensation Plan

4.37
Lease Agreement entered into as of August 7, 2014 between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. as Lessor and the Registrant as Lessee, as amended December 9, 2014 (English summary of the Hebrew original)

4.38†	Investment and Collaboration Agreement entered into as of December 16, 2014 between Novartis Pharma AG and the Registrant

4.39†	License Agreement entered into as of December 22, 2014 by the Registrant

8.1(1)	List of subsidiaries of the Registrant.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(3)	Form of Purchase Agreement between BioLineRx Ltd. and the Purchasers named therein, dated February 15, 2012

15.4(7)	Subscription Agreement between BioLineRx Ltd. and OrbiMed Israel Partners Limited Partnership, dated February 6, 2013

15.5	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant.

15.6(6)	Purchase Agreement between BioLineRx Ltd. and Lincoln Park, LLC, dated May 28, 2014

15.7(6)	Registration Rights Agreement between BioLineRx Ltd. and Lincoln Park, LLC, dated May 28, 2014

_________________________________

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(2)	Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (No. 333-175360) filed by the Bank of New York Mellon with respect to the Registrant’s American Depositary Receipts.

(3)	Incorporated by reference to the Registrant’s Form 6-K filed on February 15, 2012.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (No. 333-179792) filed on February 29, 2012.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (No. 333-183976) filed on September 19, 2012.

(6)	Incorporated by reference to the Registrant’s Form 6-K filed on May 30, 2014.

(7)	Incorporated by reference to the Registrant’s Form 6-K filed on February 6, 2013.

(8)	Incorporated by reference to the Registrant’s Form 6-K filed on October 16, 2012.

(9)	Incorporated by reference to the Registrant’s Form 6-K filed on November 13, 2013.

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 17, 2014.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Kinneret Savitsky
Kinneret Savitsky, Ph.D.
Chief Executive Officer

Date: March 23, 2015

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements at December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
BioLineRx Ltd.

We have audited the accompanying consolidated statements of financial position of BioLineRx Ltd. (“BioLineRx”) and its consolidated entities as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of BioLineRx’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by BioLineRx’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioLineRx and its consolidated entities as of December 31, 2014 and 2013 and their results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 23, 2015	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Ltd.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

				Convenience translation into USD (Note 1b)
	Note	December 31,		December 31,
		2013	2014	2014
		NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5	30,888	22,519	5,790
Short-term bank deposits	6	32,345	112,354	28,890
Prepaid expenses		896	859	221
Other receivables	14a	1,249	1,000	257
Total current assets		65,378	136,732	35,158

NON-CURRENT ASSETS
Restricted deposits	12b	573	644	166
Long-term prepaid expenses	14b	169	190	49
Property and equipment, net	7	2,471	2,804	721
Intangible assets, net	8	878	457	117
Total non-current assets		4,091	4,095	1,053
Total assets		69,469	140,827	36,211

Liabilities and equity
CURRENT LIABILITIES
Accounts payable and accruals:
Trade	14c	7,945	6,431	1,654
Other	14c	2,499	4,869	1,252
Total current liabilities		10,444	11,300	2,906

NON-CURRENT LIABILITIES
Retirement benefit obligations		152	-	-
Warrants	9c	18,187	5,833	1,500
Total non-current liabilities		18,339	5,833	1,500
COMMITMENTS AND CONTINGENT LIABILITIES	12
Total liabilities		28,783	17,133	4,406

EQUITY	9
Ordinary shares		2,414	3,911	1,006
Share premium		509,857	628,710	161,664
Capital reserve		34,192	36,470	9,378
Accumulated deficit		(505,777)	(545,397)	(140,242)
Total equity		40,686	123,694	31,806
Total liabilities and equity		69,469	140,827	36,211

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,			Convenience translation into USD (Note 1b)
		2012	2013	2014	2014
		NIS in thousands			In thousands

RESEARCH AND DEVELOPMENT EXPENSES, NET	14d	(64,304)	(44,057)	(42,443)	(10,914)
SALES AND MARKETING EXPENSES	14e	(3,227)	(4,101)	(5,685)	(1,462)
GENERAL AND ADMINISTRATIVE EXPENSES	14f	(14,026)	(13,225)	(13,591)	(3,495)

OPERATING LOSS		(81,557)	(61,383)	(61,719)	(15,871)
NON-OPERATING INCOME, NET	14g	3,958	4,191	10,948	2,815
FINANCIAL INCOME	14h	8,819	2,600	12,754	3,280
FINANCIAL EXPENSES	14i	(7,490)	(6,846)	(1,603)	(412)

NET LOSS AND COMPREHENSIVE LOSS		(76,270)	(61,438)	(39,620)	(10,188)

		NIS			USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED	11	(0.45)	(0.27)	(0.12)	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	11	169,404,730	224,885,157	324,338,834	324,338,834

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2012	1,236	421,274	31,317	(368,069)	85,758
CHANGES IN 2012:
Issuance of share capital, net	601	42,700	-	-	43,301
Employee stock options exercised	*	272	(270)	-	2
Employee stock options forfeited and expired	-	383	(383)	-	-
Share-based compensation	-	-	3,138	-	3,138
Comprehensive loss for the year	-	-	-	(76,270)	(76,270)
BALANCE AT DECEMBER 31, 2012	1,837	464,629	33,802	(444,339)	55,929
CHANGES IN 2013:
Issuance of share capital, net	573	42,313	-	-	42,886
Employee stock options exercised	2	1,465	(1,457)	-	10
Warrants exercised	2	257	-	-	259
Employee stock options forfeited and expired	-	1,193	(1,193)	-	-
Share-based compensation	-	-	3,040	-	3,040
Comprehensive loss for the year	-	-	-	(61,438)	(61,438)
BALANCE AT DECEMBER 31, 2013	2,414	509,857	34,192	(505,777)	40,686
CHANGES IN 2014:
Issuance of share capital, net	1,497	117,359	-	-	118,856
Employee stock options exercised	*	77	(77)	-	-
Employee stock options forfeited and expired	-	1,417	(1,417)	-	-
Share-based compensation	-	-	3,772	-	3,772
Comprehensive loss for the year	-	-	-	(39,620)	(39,620)
BALANCE AT DECEMBER 31, 2014	3,911	628,710	36,470	(545,397)	123,694

* Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	Convenience translation into USD thousands (Note 1b)
BALANCE AT DECEMBER 31, 2013	621	131,102	8,792	(130,054)	10,461
CHANGES IN 2014:
Issuance of share capital, net	385	30,178	-	-	30,563
Employee stock options exercised	*	20	(20)	-	-
Employee stock options forfeited and expired	-	364	(364)	-	-
Share-based compensation	-	-	970	-	970
Comprehensive loss for the year	-	-	-	(10,188)	(10,188)
BALANCE AT DECEMBER 31, 2014	1,006	161,664	9,378	(140,242)	31,806

* Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,			Convenience translation into USD (Note 1b)
	2012	2013	2014	2014
	NIS in thousands			In thousands
CASH FLOWS - OPERATING ACTIVITIES
Net loss	(76,270)	(61,438)	(39,620)	(10,188)
Adjustments required to reflect net cash used in operating activities (see appendix below)	1,125	(9,026)	(16,763)	(4,310)
Net cash used in operating activities	(75,145)	(70,464)	(56,383)	(14,498)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(12,025)	(129,359)	(206,449)	(53,086)
Maturities of short-term deposits	64,801	107,049	136,408	35,075
Investments in restricted deposits	(775)	-	-	-
Maturities of restricted deposits	-	2,900	-	-
Purchase of property and equipment	(598)	(309)	(674)	(173)
Purchase of intangible assets	(61)	(99)	(21)	(5)
Net cash provided by (used in) investing activities	51,342	(19,818)	(70,736)	(18,189)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance expenses	59,207	55,306	117,816	30,295
Repayments of bank loan	(300)	(127)	-	-
Proceeds from exercise of employee stock options	2	10	*	*
Net cash provided by financing activities	58,909	55,189	117,816	30,295

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	35,106	(35,093)	(9,303)	(2,392)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	33,061	68,339	30,888	7,942
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	172	(2,358)	934	240
CASH AND CASH EQUIVALENTS - END OF YEAR	68,339	30,888	22,519	5,790

* Less than 1,000.

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,			Convenience translation into USD (Note 1b)
	2012	2013	2014	2014
	NIS in thousands			In thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	1,524	1,147	960	247
Write-off of intangible assets	-	137	377	97
Retirement benefit obligations	60	9	(152)	(39)
Long-term prepaid expenses	-	35	(21)	(6)
Exchange differences on cash and cash equivalents	(172)	2,358	(934)	(240)
Warrant issuance costs	1,204	470	-	-
Gain on adjustment of warrants to fair value	(7,265)	(5,169)	(12,354)	(3,177)
Commitment fee paid by issuance of share capital	880	-	1,040	267
Share-based compensation	3,138	3,040	3,772	970
Interest and exchange differences on short-term deposits	1,547	1,424	(9,968)	(2,563)
Interest and linkage differences on bank loan	20	(10)	-	-
Interest and exchange differences on restricted deposits	8	40	(71)	(18)
	944	3,481	(17,351)	(4,462)

Changes in operating asset and liability items:
Decrease in trade accounts receivable and other receivables	1,454	913	286	74
Increase (decrease) in accounts payable and accruals	(1,273)	(13,420)	302	78
	181	(12,507)	588	152

	1,125	(9,026)	(16,763)	(4,310)

Supplementary information on investing and financing activities not involving cash flows:
Credit received in connection with purchase of property and equipment	10	-	554	142

Supplementary information on interest received in cash	1,720	503	348	90

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Jerusalem, Israel, was incorporated and commenced operations in April 2003.

Since incorporation, BioLineRx and its consolidated entities (collectively, the “Company”) have been engaged in the development of therapeutics, from pre-clinical-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, BioLineRx registered a limited partnership, BioLine Innovations Jerusalem L.P. (“BIJ LP”), which commenced operations in January 2005. BioLineRx held a 99% interest in BIJ LP, with the remaining 1% held by a wholly owned subsidiary of BioLineRx, BioLine Innovations Ltd. (“BIJ Ltd.”). BIJ LP was established to operate a biotechnology incubator located in Jerusalem (the “Incubator”) under an agreement with the State of Israel. The agreement with the State of Israel relating to the Incubator terminated on December 31, 2013, and BIJ LP was liquidated in 2014. The Company expects to liquidate BIJ Ltd. during 2015. See Note 12a(1).

In February 2007, BioLineRx listed its securities on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market. See Note 9.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.	Convenience translation into US dollars (“dollars”, “USD” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2014 and for the year then ended have been translated into dollars at the representative rate of exchange on December 31, 2014 ($1 = NIS 3.889). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.	Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2014 were approved by the Board of Directors on March 23, 2015, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s consolidated financial statements as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise.

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

b.	Consolidation of the financial statements

Consolidated entities are all entities over which BioLineRx has control. BioLineRx controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidated entities are fully consolidated from the date on which control of such entities is transferred to BioLineRx and they are de-consolidated from the date that control ceases.

c.	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in NIS, which has been the Company’s functional and presentation currency since inception through December 31, 2014. Effective January 1, 2015, as a result of a number of factors, including the strategic collaboration agreement with Novartis (see Note 16) that will be managed solely in U.S. dollars, as well as expectations regarding a significant increase in expenses denominated in U.S. dollars relating to advanced clinical trials, the Company’s functional and presentation currency will be the U.S. dollar.

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

Intellectual property

The Company recognizes in its financial statements intangible assets developed by the Company to the extent that the conditions stipulated in p. below are met. Intellectual property acquired by the Company is initially measured at cost. Intellectual property acquired by the Company for development purposes is not amortized and is tested annually for impairment. See f. below.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are included in current assets, except for installments which are due more than 12 months subsequent to the balance sheet date. Such installments are included in non-current assets. The Company’s loans and receivables include “other receivable,” “cash and cash equivalents”, “bank deposits” and “restricted deposits” on the balance sheet. See Notes 2i and 2j.

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

The Company has placed a lien on dollar deposits in bank to secure its liabilities and commitments to the lessor of its premises. Those deposits are presented separately as non-current assets, in accordance with the timing of the relevant restrictions. See Note 12b.

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2014, the Company has not yet capitalized development expenses.

q.	Government participation in research and development expenses

The Company has received participation in research and development expenses from the State of Israel through the OCS, both in the form of loans extended to the Incubator for research and development, as described in Note 12a(1), and in the form of grants, as described in Note 12a(2). The agreement with the State of Israel relating to the Incubator terminated on December 31, 2013; accordingly, the Company does not expect to receive additional funding in the form of loans extended to the Incubator.

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

The amounts recorded as an employee benefit expense in respect of pension and severance pay obligation for the years 2012, 2013 and 2014 were NIS 1,997,000, NIS 1,746,000 and NIS 1,662,000, respectively.

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

The diluted loss per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants issued to investors, as well as options granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2012, 2013 and 2014, as their effect would not have been dilutive.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

t.	Changes in accounting policy and disclosures

New and amended standards adopted by the Company

The following standards have been adopted by the Company for the first time for the fiscal year beginning January 1, 2014:

Amendment to IAS 32, “Financial Instruments: Presentation”, on asset and liability offsetting, which clarifies some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2014, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the Company’s consolidated financial statements, except the following set out below, for which the impact has not yet been fully assessed.

IFRS 15, “Revenue from Contracts with Customers”, which is the converged standard on revenue recognition. It replaces IAS 11, “Construction Contracts”, IAS 18,”Revenue” and related interpretations. Revenue is recognized when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognizes revenue in accordance with that core principle by applying the following steps: Step 1: identify the contract(s) with a customer; Step 2: identify the performance obligations in the contract; Step 3: determine the transaction price;  Step 4: allocate the transaction price to the performance obligations in the contract; and Step 5: recognize revenue when (or as) the entity satisfies a performance obligation. IFRS 15 also includes a cohesive set of disclosure requirements that will result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

IFRS 9, “Financial Instruments”, which replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value, through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2014 is immaterial (see Note 3b). The activities of the Company expose it to market risk, particularly as a result of currency risk.

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

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2014
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	NIS in thousands
Dollar-linked balances:
Cash and cash equivalents	1,331	666	13,313	(666)	(1,331)
Short-term bank deposits	11,235	5,618	112,354	(5,618)	(11,235)
Restricted deposits*	64	32	644	(32)	(64)
Trade payables	(323)	(162)	(3,231)	162	323
Total dollar-linked balances	12,307	6,154	123,080	(6,154)	(12,307)
Euro-linked trade payables	(81)	(40)	(809)	40	81
Total	12,226	6,114	122,271	(6,114)	(12,226)

*   See also Note 12b.

The Company also maintains cash and cash equivalent balances that are linked to other currencies in amounts that are not material.

	December 31, 2013
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	NIS in thousands
Dollar-linked balances:
Cash and cash equivalents	2,239	1,119	22,388	(1,119)	(2,239)
Short-term bank deposits	3,235	1,617	32,345	(1,617)	(3,235)
Restricted deposits*	57	29	573	(29)	(57)
Trade payables	(612)	(306)	(6,117)	306	612
Total dollar-linked balances	4,919	2,459	49,189	(2,459)	(4,919)
Euro-linked trade payables	(22)	(11)	(225)	11	22
Total	4,897	2,448	48,964	(2,448)	(4,897)

*   See also Note 12b.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is data regarding exchange rates and the Israeli CPI:

	Exchange rate of $1	Exchange rate of € 1	Israeli CPI*
	NIS	NIS	Points
As of December 31:
2013	3.471	4.782	133.04
2014	3.889	4.725	132.78

Percentage increase (decrease) in:
2013	(7.0)%	(2.8)%	1.8%
2014	12.0%	(1.2)%	(0.2)%

*	Based on the CPI index for the month ending on each balance sheet date, on the basis that the average for year 2000 = 100.

Set forth below is information on the linkage of monetary items:

	December 31, 2013			December 31, 2014
	Dollar	Other currencies	NIS	Dollar	Other currencies	NIS
	NIS in thousands
Assets:
Current assets:
Cash and cash equivalents	22,388	37	8,463	13,313	29	9,177
Short term bank deposits	32,345	-	-	112,354	-	-
Other receivables	-	-	896	-	-	859
Non-current assets:
Restricted deposits	573	-	-	644	-	-
Total assets	55,306	37	9,359	126,311	29	10,036

Liabilities:
Current liabilities:
Accounts payable and accruals:
Trade	6,117	350	1,478	3,231	1,029	2,171
Other	-	-	2,499	-	-	4,869
Total liabilities	6,117	350	3,977	3,231	1,029	7,040
Net asset value	49,189	(313)	5,382	123,080	(1,000)	2,996

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2014, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items and restricted deposits), as well as a liability on account of warrants.

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

With regard to the liability on account of warrants, see Note 9c(1), 9c(2).

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

The Company’s cash, cash equivalents and short-term bank deposits at December 31, 2013 and 2014 were mainly deposited with highly-rated major Israeli and U.S. banks. In the Company’s opinion, the credit risk in respect of these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2013	2014
	NIS in thousands
Assets:
Cash and cash equivalents	30,888	22,519
Short-term bank deposits	32,345	112,354
Other receivables	1,249	1,000
Restricted deposits	573	644
Total	65,055	136,517

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk (cont.)

Although the Company has succeeded in generating significant revenues from number of out-licensing transactions, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources, including the proceeds from the public offering completed in March 2015 (see Note 20), will be sufficient to fund its projected cash requirements into 2018. Accordingly, in the event that the Company does not continue to generate cash from its operating activities, the Company will need to raise additional capital in the future. Inability to raise additional capital would have a material adverse effect on the financial condition of the Company.

d.	Financial instruments

As of December 31, 2013 and 2014, the Company’s financial instruments consisted of loans and receivables, and a liability on account of warrants.

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

Development expenses are capitalized in accordance with the accounting policy described in Note 2p. The capitalization of costs is based on management’s judgment of technological and economic feasibility, which is usually achieved when a development project reaches a predefined milestone, or when the Company enters into a transaction to sell the know-how that resulted from the development process. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets, and the anticipated period of future benefits. Company management has concluded that, as of December 31, 2014, the foregoing conditions have not been met and therefore development expenses have not been capitalized for any project.

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

See Notes 12a(1) and 12a(2) with regard to the potential amount repayable to the OCS as of December 31, 2014.

NOTE 5 – CASH AND CASH EQUIVALENTS

	December 31,
	2013	2014
	NIS in thousands

Cash on hand and in bank	12,822	8,685
Short-term bank deposits	18,066	13,834
	30,888	22,519

The short-term bank deposits included in cash and cash equivalents bear interest at annual rates of between 0.10% and 0.95%. The carrying amount of cash and cash equivalents approximates their fair value, since they bear interest at rates similar to prevailing market interest rates.

NOTE 6 – SHORT-TERM BANK DEPOSITS

The short-term bank deposits are linked to the dollar and bear interest at annual rates of between 0.42% and 0.65%.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2011	2012
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2012
Office furniture and equipment	879	27	-	906	254	52	-	306	625	600
Computers and communications equipment	1,569	111	-	1,680	961	310	-	1,271	608	409
Laboratory equipment, net*	5,111	198	-	5,309	2,648	689	-	3,337	2,463	1,972
Leasehold improvements	4,266	7	-	4,273	3,751	331	-	4,082	515	191
	11,825	343	-	12,168	7,614	1,382	-	8,996	4,211	3,172
*Item is net of OCS grants received - see 12a(1)	2,250	-	-	2,250	1,826	311	-	2,137	424	113

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2012	2013
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2013
Office furniture and equipment	906	-	-	906	306	51	-	357	600	549
Computers and communications equipment	1,680	142	(467)	1,355	1,271	288	(467)	1,092	409	263
Laboratory equipment, net*	5,309	157	(3,273)	2,193	3,337	606	(3,273)	670	1,972	1,523
Leasehold improvements	4,273	-	(3,531)	742	4,082	55	(3,531)	606	191	136
	12,168	299	(7,271)	5,196	8,996	1,000	(7,271)	2,725	3,172	2,471
*Item is net of OCS grants received – see 12a(1)	2,250	-	-	2,250	2,137	92	-	2,229	113	21

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT (cont.)

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2013	2014
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2014
Office furniture and equipment	906	-	-	906	357	53	-	410	549	496
Computers and communications equipment	1,355	158	-	1,513	1,092	208	-	1,300	263	213
Laboratory equipment, net*	2,193	243	-	2,436	670	607	-	1,277	1,523	1,159
Leasehold improvements	742	827	-	1,569	606	27	-	633	136	936
	5,196	1,228	-	6,424	2,725	895	-	3,620	2,471	2,804
*Item is net of OCS grants received – see 12a(1)	2,250	-	-	2,250	2,229	19	-	2,248	21	2

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2011	2012
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2012
Intellectual property	1,643	-	-	1,643	751	-	-	751	892	892
Computer software	1,140	61	-	1,201	888	142	-	1,030	252	171
	2,783	61	-	2,844	1,639	142	-	1,781	1,144	1,063

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2012	2013
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2013
Intellectual property	1,643	-	(137)	1,506	751	-	-	751	892	755
Computer software	1,201	99	(243)	1,057	1,030	147	(243)	934	171	123
	2,844	99	(380)	2,563	1,781	147	(243)	1,685	1,063	878

	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2013	2014
	NIS in thousands				NIS in thousands				NIS in thousands
Composition in 2014
Intellectual property	1,506	-	(753)	753	751	-	(376)	375	755	378
Computer software	1,057	21	-	1,078	934	65	-	999	123	79
	2,563	21	(753)	1,831	1,685	65	(376)	1,374	878	457

During 2013, the Company wrote-off intellectual property in the total amount of NIS 137,000 in respect of the termination of BL-5040. During 2014, the Company wrote-off intellectual property in the total amount of NIS 377,000 in respect of the out-licensing of BL-5010.

Depreciation in respect of computer software for all years presented, as well as the impairment of intellectual property for 2013, was included in research and development expenses.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY

a.	Share capital

As of December 31, 2014 and 2013, share capital is composed of ordinary shares, as follows:

	Number of Ordinary Shares
	December 31,
	2013	2014

Authorized share capital	750,000,000	750,000,000

Issued share capital	241,487,049	391,150,507

Paid-up share capital	241,487,049	391,150,507

	In NIS
	December 31,
	2013	2014

Authorized share capital	7,500,000	7,500,000

Issued share capital	2,414,870	3,911,505

Paid-up share capital	2,414,870	3,911,505

As of December 31, 2014, the market price on NASDAQ of BioLineRx’s ADSs was $1.62, and the market price on the Tel Aviv Stock Exchange of BioLineRx’s ordinary shares was NIS 0.644. Each ADS represents 10 ordinary shares.

b.	Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2014 and 2013, all outstanding share capital consisted of ordinary shares.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

c.	Changes in the Company’s equity

1)
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

The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants did not qualify for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability.

The amount of the private placement consideration allocated to the warrants was approximately $4,800,000, as calculated on the basis of the Black-Scholes model, which reflected their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $300,000, was recorded as non-operating expense on the statement of comprehensive loss. The changes in fair value from the date of issuance through December 31, 2012, and for the years ended December 31, 2013 and 2014, of approximately $1,900,000, $100,000 and $2,000,000, respectively, have been recorded as non-operating income on the statement of comprehensive loss.

2)
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

The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants did not qualify for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability.

The amount of the direct placement consideration allocated to the warrants was approximately $3,400,000, as calculated on the basis of the Black-Scholes model, which reflects their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $130,000, was recorded as a non-operating expense on the statement of comprehensive loss. The change in fair value from the date of issuance through December 31, 2013, and for the year ended December 31, 2014, amounting to approximately $1,600,000 and $1,100,000, has been recorded as non-operating income on the statement of comprehensive loss.

3)
In March 2014, the Company completed an underwritten public offering of 9,660,000 ADSs at a public offering price of $2.50 per ADS. The offering raised a total of $24.2 million, with net proceeds of approximately $22.3 million.

d.	Share purchase agreement

In September 2012, BioLineRx and Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“LPC”), entered into a $15 million purchase agreement, together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $15 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the Purchase Agreement.

In consideration for entering into the $15 million agreement, BioLineRx paid to LPC an initial commitment fee of $225,000, paid via the issuance of 98,598 ADSs, as well as an initial finder’s fee, in cash, to Oberon Securities, LLC of $150,000. These initial fees, in the total aggregate amount of $375,000, as well as other one-time expenses associated with the initial set-up of the facility, were recorded as a non-operating expense in the statement of comprehensive loss for the year ended December 31, 2012. Additional commitment and finder’s fees associated with the agreement, payable only upon the issuance of shares, have been recorded as issuance expenses against share premium on the statement of financial position.

During the year ended December 31, 2014, BioLineRx sold a total of 151,164 ADSs to LPC for aggregate gross proceeds of $400,000. In connection with these issuances, a total of 3,779 ADSs was issued to LPC as an additional commitment fee and a total of $8,000 was paid to Oberon Securities as an additional finder’s fee.

On a cumulative basis, from the effective date of the $15,000,000 purchase agreement through its termination in May 2014, BioLineRx sold a total of 3,793,209 ADSs to LPC for aggregate gross proceeds of $9,731,000. In connection with these issuances, a total of 94,832 ADSs was issued to LPC as an additional commitment fee and a total of $195,000 was paid to Oberon Securities as an additional finder’s fee.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

d.	Share purchase agreement (cont.)

In May 2014, BioLineRx and LPC entered into a new $20 million, 36-month purchase agreement, and terminated the previous $15 million agreement. The terms of the new purchase agreement are substantially identical to the terms of the previous purchase agreement. Through the approval date of these financial statements, no sales of ADSs to LPC have been made under the new purchase agreement.

In consideration for entering into the new $20 million purchase agreement, BioLineRx paid to LPC an initial commitment fee of $300,000, paid via the issuance of 150,000 ADSs, and will pay a further commitment fee of up to $500,000, pro rata, as the facility is used over time, which will be paid in ADSs valued based on the prevailing market prices of BioLineRx’s ADSs at such time. The new purchase agreement may be terminated by BioLineRx at any time, at its sole discretion, without any cost or penalty.

In connection with the new purchase Agreement, BioLineRx agreed to pay an initial cash finder’s fee to Oberon Securities of $50,000, and will pay an additional cash finder’s fee equal to 2.0% of the dollar amount of ADSs sold under the new agreement, up to an aggregate additional finder’s fee of $200,000. BioLineRx has no other obligations to Oberon Securities with respect to this or any other potential future agreement.

The initial commitment fee payable to LPC and the initial finder’s fee payable to Oberon Securities, in the total aggregate amount of $350,000, were recorded as a non-operating expense in the statement of comprehensive loss for the year ended December 31, 2014. Future commitment and finders fees payable, if and when the facility is used over time, will be recorded as issuance expenses against share premium on the statement of financial position.

e.	Share-based payments

1)	Stock option plan – general

In 2003, BioLineRx adopted the 2003 Share Option Plan (the “Plan”). The Plan provides for the granting of options and ordinary shares to the Company’s employees, directors, consultants and other service providers. Options are issued at the determination of the Board of Directors in accordance with applicable law. The options are generally exercisable for a seven-year period and the grants generally vest over a four-year period - 50% after the first two years of service, and 25% for each subsequent additional year of service. During 2013, the Company’s Board of Directors approved amendments to the Plan to take into account changes in laws and regulations that had occurred since its adoption and to extend the term of the plan until November 2023. As of December 31, 2014, there were 32,450,718 ordinary shares issuable upon the exercise of outstanding options under the Plan.

Ordinary shares resulting from grants under the Plan confer the same rights as all other ordinary shares of BioLineRx.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

e.	Share-based payments (cont.)

1)	Stock option plan – general (cont.)

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

During 2012, the Board of Directors approved a two-year extension to the exercise period for 3,867,910 previously issued and outstanding employee stock options. This extension brought the total exercise period of such options in line with the seven-year exercise period generally used for most employee stock options that were previously granted. The total compensation cost associated with this extension was approximately NIS 680,000, and has been recorded as an expense over the vesting period of the options.

In May 2012 and November 2014, the Company’s Board of Directors approved increases of 16 million shares each to the total pool of authorized but unissued ordinary shares reserved for purposes of the Plan and any other present or future share incentive plans of the Company, bringing the pool to an aggregate of 46 million shares. As of December 31, 2014, there were 5,780,782 remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee stock options (cont.)

The following table contains additional information concerning options granted to employees and directors under the existing stock-option plans.

	Year ended December 31,
	2012	2013		2014
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	5,557,720	1.87	12,936,019	1.32	18,612,802	1.20
Granted	8,122,000	1.07	7,558,000	0.97	14,782,000	0.57
Forfeited and expired	(687,895)	2.83	(1,629,755)	1.35	(1,509,850)	1.30
Exercised	(55,806)	0.04	(251,462)	0.04	(14,028)	0.04
Outstanding at end of year	12,936,019	1.32	18,612,802	1.20	31,870,924	0.91
Exercisable at end of year	1,526,437	2.04	2,737,797	2.04	6,419,595	1.51

The total consideration received from the exercise of stock options during 2012, 2013 and 2014 was NIS 2,000, NIS 10,000 and NIS 500, respectively.

The weighted average prices of BioLineRx’s shares on the dates of exercise were NIS 1.21, NIS 0.78 and NIS 0.77 for 2012, 2013 and 2014, respectively.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the options outstanding at the end of each of the years indicated.

	Year ended December 31,
	2012		2013		2014
Range of exercise prices (in NIS)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)
Up to 1.00	1,108,879	5.34	2,508,892	6.12	17,176,864	6.61
1.01-2.00	11,119,315	6.18	15,475,935	5.78	14,066,085	4.84
2.01-3.00	109,025	3.82	109,025	2.82	109,025	1.82
3.01-4.00	151,100	4.10	111,250	1.56	111,250	2.36
Over 4.00	447,700	3.19	407,700	2.24	407,700	1.34
	12,936,019	5.90	18,612,802	5.70	31,870,924	5.73

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee stock options (cont.)

The fair value of all options granted to employees through December 31, 2014 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2012	2013	2014
Expected dividend yield	0%	0%	0%
Expected volatility	68%	69%	65%
Risk-free interest rate	3%	2%	2%
Expected life of options (in years)	7	7	5

3)	Stock options to consultants

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

In 2013 and 2014, no options were issued to consultants.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in 2012, 2013 and 2014 amounted to NIS 906,000, NIS 140,000 and NIS 156,000, respectively.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – TAXES ON INCOME

a.	Corporate taxation in Israel

The income of BioLineRx and BIJ Ltd. is taxed at standard Israeli corporate tax rates, which were 25% in 2012 and 2013, and 26.5% for 2014 and thereafter.

Capital gains recorded through December 31, 2013 were subject to a tax rate of 25%. Beginning 2014 and thereafter, capital gains are subject to a tax rate of 26.5%.

During its existence, BIJ LP was not subject to tax under Israeli tax law; rather, each of the partners thereof (BioLineRx and BIJ Ltd.) was liable for the tax applicable to the operations of BIJ LP in proportion to their respective share in BIJ LP’s results.

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

BioLineRx has the option to transition to a “Preferred Enterprise” regime under the Investments Law, according to which all income which is eligible for benefits under the regime would be subject to a flat corporate tax rate of 9%, whether or not distributed. If BioLineRx were to move its operations to a different part of Israel, these rates may be increased. A transition to a Preferred Enterprise regime may not be reversed.

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

As of December 31, 2013 and 2014, the tax loss carryforwards of BioLineRx were approximately NIS 467,000,000 and NIS 523,000,000, respectively; and the tax loss carryforwards of BIJ Ltd. were approximately NIS 2,000,000 at both dates. The tax loss carryforwards of both BioLineRx and the BIJ Ltd. have no expiration date.

The Company has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2n.

d.	Tax assessments

In accordance with Israeli tax regulations, the tax returns filed by BioLineRx and its Israeli subsidiary through the 2009 tax year are considered final. BioLineRx USA has not yet been assessed for tax purposes.

e.	Theoretical taxes

As described in Note 2n, the Company has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The tax on the Company’s income before taxes differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

	Year ended December 31,
	2012		2013		2014
		NIS in		NIS in		NIS in
		thousands		thousands		thousands
Loss before taxes	25%	(76,270)	25%	(61,438)	26.5%	(39,620)

Theoretical tax benefit		(19,068)		(15,360)		(10,499)
Disallowed deductions (tax exempt income):
Gain on adjustment of warrants to fair value		(1,816)		(1,292)		(3,274)
Share-based compensation		785		760		1,000
Other		75		66		53
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		20,024		15,826		12,720
Taxes on income for the reported year		-		-		-

f.	Value-added tax (VAT) BioLineRx is jointly registered for VAT purposes together with its Israeli subsidiaries.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 – LOSS PER SHARE

The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2012	2013	2014
	NIS in thousands
Loss attributed to ordinary shares	(76,270)	(61,438)	(39,620)
Number of shares used in basic calculation (in thousands)	169,405	224,885	324,339

	NIS
Basic loss per ordinary share	(0.45)	(0.27)	(0.12)
Diluted loss per ordinary share	(0.45)	(0.27)	(0.12)

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments

1)	Agreement with the State of Israel for operation of the Incubator

The Company originally entered into a six-year agreement with the State of Israel to operate the Incubator, effective January 1, 2005 and expiring on December 31, 2010. In accordance with approval certificates subsequently received from the OCS, the Incubator agreement was extended for two additional periods, through December 31, 2013. Following expiration of the agreement on December 31, 2013, the Company terminated the activities of the incubator and applied to the courts for a formal liquidation of BIJ LP, which took effect on December 31, 2014.

As part of the Incubator agreement between BIJ LP and the State of Israel, represented by the OCS, the State of Israel agreed to grant loans to BIJ LP to partially finance projects approved by the OCS. As security for such loans, the Incubator registered first-ranking pledges in favor of the OCS on a project-specific basis, which included a restriction on the transfer of, and/or licensing rights in, technologies which originated from the project, and on any equipment purchased for use in the project. In addition, the Incubator agreement contained various restrictions regarding compliance with the Israel R&D Law (the Encouragement of Research and Development in Industry Law) related to maintaining the intellectual property and manufacturing rights relating to each OCS-funded project in Israel.

The proceeds from the sale or use of project-related intellectual property serve as the exclusive source for repayment of OCS loans financing such projects, and the sole collateral for the repayment of project loans are pledges on project-related intellectual property and assets purchased with loan proceeds. Upon termination of a project, loan amounts are forgiven in their entirety by the OCS.

During 2012 and 2013, the Company received loans of NIS 2,048,000 and NIS 50,000, respectively, from the OCS in the framework of the Incubator, the entire amounts of which were in respect of projects subsequently terminated by the Company. As of December 31, 2014, the Company has no further liabilities to the OCS in respect of loans received under the Incubator.

With respect to the accounting treatment of State loans, see Note 2q.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

2)	Obligation to pay royalties to the State of Israel – regular OCS funding

The Company is required to pay royalties to the State of Israel (represented by the OCS), computed on the basis of proceeds from the sale or license of products whose development was supported by State grants. This obligation relates solely to the State’s financial participation in the development of products by the Company outside the framework of the Incubator that was operated by BIJ LP through December 31, 2013.

In accordance with the terms of the grants provided by the OCS, the State is entitled to royalties on the sale or license of any product whose development was supported with State participation. These royalties are generally 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the dollar) received by the Company, plus annual interest at the LIBOR rate. Under certain circumstances, the royalty rate is calculated according to a formula based on the ratio of the participation by the OCS in the project to the total project costs incurred by the Company. As of December 31, 2014, the contingent liability for potential royalties payable by the Company for OCS grants received (other than BL-8040 – see below) amounts to NIS 13.2 million ($3.4 million), of which NIS 12.5 million ($3.2 million) are attributed to projects recorded by the Company as terminated for repayment purposes (as a result of the actual termination of the license agreements with the relevant licensors) but which still require a formal termination process with the OCS.

In connection with the in-licensing of BL-8040 from Biokine Therapeutics Ltd. (“Biokine”), and as a condition to OCS consent to the transaction, the Company agreed to abide by any obligations resulting from funds previously received by Biokine from the OCS. The contingent liability to the OCS assumed by the Company relating to this transaction amounts to approximately NIS 10.6 million ($2.7 million) as of December 31, 2014. The Company has a full right of offset for amounts payable to the OCS from payments due to Biokine in the future. Therefore, in the opinion of management, the likelihood of any future Company payment obligation to the OCS with regard to this matter is remote.

3)	Licensing agreements

From time to time, the Company enters into in-licensing agreements with academic institutions, research institutions and companies (the “licensors”) in connection with the development of therapeutic compounds. Pursuant to these licensing agreements, the Company generally obtains the rights for one or more therapeutic compounds in pre-clinical and early-clinical stages of development, in order to continue development of the compounds through more advanced stages of development and, subsequently, to manufacture, distribute and market the drugs or to out-license the development, manufacturing and commercialization rights to third parties. Such development activities are carried out by either the Company and/or by companies or institutions to which the Company has entered into an out-license agreement, subject to certain restrictions stipulated in the various agreements.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

3)	Licensing agreements (cont.)

The licenses that have been granted to the Company are broad and comprehensive, and generally include various provisions and usage rights as follows: (i) territorial scope of the license (global); (ii) term of the license (unrestricted but not shorter than the life of the patent); and (iii) development of the therapeutic compound (allowing the Company to perform all development activities on its own, or by outsourcing under Company supervision, as well as out-licensing development under the license to other companies, subject to the provisions of the licensing agreements).

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

In addition, the Company generally undertakes in the licensing agreements to protect registered patents resulting from developments under the various licenses, to promote the registration of patents covering new developments in cooperation with the licensor, and to bear responsibility for all related costs. Pursuant to the various agreements, the Company generally works to register the various patents worldwide, and if the Company decides not to initiate or continue a patent registration proceeding in a given country, the Company is required to notify the applicable licensor to this effect and the licensor is entitled to take action for registration of the patent in such country.

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

a)
The Company is a party to an existing operating lease agreement in connection with the lease of its current premises. The existing agreement (after taking into account a short-term extension agreed with the lessor) will expire on April 30, 2015. The monthly lease fees are linked to the dollar and amount to approximately NIS 70,000.

In August 2014, the Company entered into a new operating lease agreement in connection with the lease of new premises. Payments under the new lease will commence in June 2015 and the new lease will expire in June 2020. The new monthly lease fees will amount to approximately NIS 73,000. The Company has the option to extend the lease for 4 additional lease periods totaling up to an additional 10 years, each option at a 5% increase to the preceding lease payment amount.

As to bank deposits pledged to secure the Company’s liability under the lease agreements, see Note 12b.

b)
The Company has entered into operating lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are approximately NIS 890,000. To secure the terms of the lease agreements, the Company has made certain prepayments to the leasing companies, representing approximately two months of lease payments. These amounts have been recorded as prepaid expenses. See also Note 14b.

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

In consideration for the EDP funding commitment, BioLineRx granted to Pan Atlantic the right to participate in a future public offering of BioLineRx outside of Israel, at the public offering price, in an amount of up to $5,000,000. This right was exercised by Pan Atlantic in the Company’s March 2014 underwritten public offering (see Note 9c(3)) and is no longer relevant for future Company financings.

During 2012, funding under the EDP agreement by Pan Atlantic amounted to NIS 1,867,000. The amounts recognized as a reduction of research and development expenses in 2012 and 2013 were NIS 3,955,000 and NIS 2,415,000, respectively.

b.	Contingent liabilities

Guarantees and liens:

To secure the Company’s liability to the lessor of its premises, the Company has pledged several dollar-denominated bank deposits in the aggregate amount of $164,000 (NIS 640,000), which are presented under non-current assets.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Transactions with related parties

Expenses (income):

	Year ended December 31,
	2012	2013	2014
	NIS in thousands
Participation in EDP project funding*	(3,955)	(2,415)	-

Benefits to related parties:
Compensation and benefits to senior management, including benefit component of option grants	5,354	5,738	7,455
Number of individuals to which this benefit related	5	5	5
Compensation and benefits to directors, including benefit component of option grants	549	692	778
Number of individuals to which this benefit related	5	6	7

*	This amount relates to a grant received from Pan Atlantic, in accordance with the EDP Agreement as detailed in Note 12a(5).

Key management compensation

Key management includes directors (executive and non-executive), executive officers and the internal auditor. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2012	2013	2014
	NIS in thousands
Salaries and other short-term employee benefits	4,448	4,589	6,095
Post-employment benefits	441	436	465
Other long-term benefits	57	57	106
Share-based compensation	957	1,348	1,567
	5,903	6,430	8,233

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2013	2014
	NIS in thousands
Institutions	1,227	973
Grants receivable from the OCS	6	-
Other	16	27
	1,249	1,000

b.	Long-term prepaid expenses

The prepaid expenses relate to operating lease agreements in respect of the vehicles leased by the Company.

c.	Accounts payable and accruals

	December 31,
	2013	2014
	NIS in thousands
1) Trade:
Accounts payable:
In Israel	1,672	2,171
Overseas	6,273	4,260
	7,945	6,431
2) Other:
Payroll and related expenses	714	1,403
Accrual for vacation and recreation pay	974	1,079
Accrued expenses	801	2,371
Other	10	16
	2,499	4,869

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

d.	Research and development expenses – net

	Year ended December 31,
	2012	2013	2014
	NIS in thousands
Payroll and related expenses, including vehicles	14,283	12,794	13,490
Depreciation and amortization	1,433	817	903
Write-off of intellectual property	-	137	377
Research and development services	43,940	25,545	21,642
Professional fees	7,344	3,905	2,439
Materials	148	60	65
Overseas travel	115	48	41
Lab, occupancy and telephone	3,457	3,168	3,361
Other	338	227	125
	71,058	46,701	42,443
Less – OCS participation in research and development costs - see also Notes 12a(1) and (2)	(2,799)	(229)	-
Less – participation in research and development costs by a related party - see Note 13	(3,955)	(2,415)	-
	64,304	44,057	42,443

e.	Sales and marketing expenses

	Year ended December 31,
	2012	2013	2014
	NIS in thousands
Payroll and related expenses, including vehicles	1,841	1,752	2,389
Marketing	1,044	2,001	2,859
Overseas travel	342	348	437
	3,227	4,101	5,685

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

f.	General and administrative expenses

	Year ended December 31,
	2012	2013	2014
	NIS in thousands
Payroll and related expenses, including vehicles	6,664	6,855	8,166
Professional fees	4,708	4,183	3,160
Office supplies and telephone	79	53	50
Office maintenance	78	66	61
Insurance	618	513	522
Depreciation	91	330	57
Other	1,788	1,225	1,575
	14,026	13,225	13,591

g.	Non-operating income, net

	Year ended December 31,
	2012	2013	2014
	NIS in thousands
Issuance costs	(1,204)	(978)	(366)
Changes in fair value of warrants	7,265	5,169	12,354
Initial commitment and finder’s fees associated with LPC agreement	(2,103)	-	(1,040)
	3,958	4,191	10,948

h.	Financial income

	Year ended December 31,
	2012	2013	2014
	NIS in thousands
Income from interest and exchange differences on deposits	8,819	2,600	12,754
	8,819	2,600	12,754

i.	Financial expenses

	Year ended December 31,
	2012	2013	2014
	NIS in thousands
Exchange differences	7,393	6,774	1,533
Bank commissions	97	72	70
	7,490	6,846	1,603

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

Total payments to the Company under the agreement (not including royalties) are up to $282,500,000, subject to the achievement of certain milestones. Upon the closing of the agreement, the Company became entitled to the first payment in the amount of $7,000,000, which was received in October 2009. In connection with this payment, the Company undertook to indemnify Bellerophon for any obligations it may have had to withhold taxes on such payment. In April 2010, the first milestone payment of $10,000,000 was received, in respect of which withholding tax of 15% was deducted. The Company received a full refund of the tax withheld in 2011. Approximately 50% of the remaining payments are subject to certain development and regulatory milestones and the rest are subject to commercialization milestones. The abovementioned first two payments were recognized as revenues in 2009, and future milestone payments will be recognized as revenues if and when their receipt will become probable and their amount can be reliably measured.

The Company is also entitled to royalties on the net sales of any product developed under the agreement, ranging from 11% to 15%, depending on annual net sales levels.

The out-licensing agreement with Bellerophon terminates on the date that the last patent rights in respect of BL-1040 are still valid (through at least 2029).

During 2014, the Company conducted a number of discussions with Bellerophon about alleged breaches relating to Bellerophon’s performance under the BL-1040 license agreement and about the timing of a $12.5 million milestone payment that Bellerophon would owe to the Company in the future based upon progress in the BL-1040 clinical development program. In January 2015, the Company and Bellerophon entered into an amendment to the BL-1040 license agreement, which resolved the disputes and provided for a release of the Company’s claims against Bellerophon. The amendment resulted in changes to certain milestones and related payments; however, the total potential milestone payments to be paid under the license agreement remain the same.

The Company is required to pay to the licensors of the BL-1040 compound 28% of all consideration received under the agreement.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 – STRATEGIC COLLABORATION AGREEMENT WITH NOVARTIS

In December 2014, the Company entered into a multi-year strategic collaboration agreement with Novartis Pharma AG (“Novartis”) designed to facilitate development and commercialization of Israeli-sourced drug candidates. Novartis will evaluate projects identified and presented by the Company for co-development and future licensing under the collaboration. The parties intend to co-develop a number of pre-clinical and clinical therapeutic projects up to clinical proof of concept.

Under the terms of the agreement, Novartis acquired an initial 5,000,000 of the Company’s ADSs, representing 12.8% of the Company’s then outstanding share capital, in a private transaction at a price of $2.00 per ADS, for a total equity investment of $10 million. Novartis will not have any governance rights and has agreed to certain standstill provisions. Novartis and the Company will jointly evaluate both clinical and pre-clinical stage projects presented by the Company via a Joint Steering Committee, which will determine which projects to advance further in development and on what terms. Projects at or reaching the clinical stage will be eligible for selection by Novartis. Upon selection of a project, Novartis will pay the Company an option fee of $5 million, as well as fund 50% of the anticipated remaining development costs associated with establishing clinical proof-of-concept, in the form of an additional equity investment in the Company. Novartis will have an exclusive right of first negotiation to license from the Company each selected project upon establishment of clinical proof-of-concept. The companies intend to develop up to three programs through clinical proof-of-concept pursuant to this collaboration.

NOTE 17 – AGREEMENT WITH OMEGA PHARMA

In December 2014, the Company entered into an exclusive out-licensing arrangement with a subsidiary of Omega Pharma NV (“Omega Pharma”) for the rights to BL-5010 for OTC indications in the territory of Europe, Australia and additional selected countries. The Company will retain the rights to BL-5010 in the United States and the rest of the world. Under the out-licensing arrangement with Omega Pharma, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Omega Pharma will sponsor and manufacture BL-5010 in the relevant regions. Omega Pharma will pay the Company an agreed amount for each unit sold, and the Company will be entitled to certain commercial milestone payments. In addition, the Company will have full access to all clinical and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where the Company retains the rights.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 18 – CYPRESS AGREEMENT

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

In March 2013, the Company decided to terminate the CLARITY study. Following the study termination, as of March 31, 2013, the Company reversed the remaining $1,500,000 liability to the OCS in respect of BL-1020, since it became more likely than not that such liability would not be repaid.

Following further analyses performed on the CLARITY study data during the second half of 2013, the Company announced the termination of the BL-1020 project in March 2014.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 19 – AGREEMENT WITH CTTQ

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

NOTE 20 – EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

In March 2015, the Company completed an underwritten public offering of 14,375,000 ADSs at a public offering price of $2.00 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.4 million.