Form 20-F/A
period 2014-12-31
BioLineRx Ltd.
filed 2015-03-23
CIK 1498403

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

EXPLANATORY NOTE

This Amendment No. 1 amends our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the U.S. Securities and Exchange Commission on March 23, 2015 (the “Annual Report”) and is being filed solely to correct a clerical error.

The entire Annual Report as amended is hereby filed.

Other than as expressly set forth above, this amendment does not, and does not purport to amend, restate, or update the information contained in the Annual Report, or reflect any events that have occurred after the Annual Report was filed. As a result, our Annual Report, as amended hereby, continues to speak as of the initial filing date and time of our Annual Report.

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