Form 20-F/A
period 2014-12-31
BioLineRx Ltd.
filed 2015-09-22
CIK 1498403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 2

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

Modi’in Technology Park
2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of principal executive offices)

Philip Serlin
+972 (2) 548-9100
+972 (2) 548-9101 (facsimile)
phils@biolinerx.com
Modi’in Technology Park
2 HaMa’ayan Street
Modi’in 7177871, Israel
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

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) amends our Annual Report on Form 20-F for the year ended December 31, 2014 (the “Annual Report”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 23, 2015 (the “Original Filing Date”). This Amendment No. 2 is being filed solely to amend Exhibit 4.39 (the “Exhibit”) originally filed with the Annual Report. The Registrant had previously submitted a request for confidential treatment to the Commission concerning this exhibit, and the final redacted agreement has been included in this Amendment.

The Exhibit filed herewith supersedes in its entirety the Exhibit originally filed with the Annual Report. Other than as expressly set forth above, this amendment does not, and does not purport to amend, restate, or update the information contained in the Annual Report, or reflect any events that have occurred after the Annual Report was filed. As a result, our Annual Report, as amended hereby, continues to speak as of the Original Filing Date of our Annual Report. Additionally, in connection with the filing of this Amendment No. 2, the Company is including new certifications of the Company’s chief executive officer and chief financial officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350) as no financial statements are being filed with this Amendment No. 2.

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

4.17†(11)
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

2

Exhibit Number	Exhibit Description

4.35(10)†	License Agreement entered into as of February 15, 2011 by Valorisation-Recherche, Limited Partnership, and BioLineRx Ltd.

4.36(9)	Executive Compensation Plan

4.37(11)
Lease Agreement entered into as of August 7, 2014 between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. as Lessor and the Registrant as Lessee, as amended December 9, 2014 (English summary of the Hebrew original)

4.38†(11)	Investment and Collaboration Agreement entered into as of December 16, 2014 between Novartis Pharma AG and the Registrant

4.39†	License Agreement by and between the Registrant and Wartner Europe BV dated as of December 22, 2014

8.1(1)	List of subsidiaries of the Registrant.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(11)	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(11)	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(3)	Form of Purchase Agreement between BioLineRx Ltd. and the Purchasers named therein, dated February 15, 2012

15.4(7)	Subscription Agreement between BioLineRx Ltd. and OrbiMed Israel Partners Limited Partnership, dated February 6, 2013

15.5(11)	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant.

15.6(6)	Purchase Agreement between BioLineRx Ltd. and Lincoln Park, LLC, dated May 28, 2014

15.7(6)	Registration Rights Agreement between BioLineRx Ltd. and Lincoln Park, LLC, dated May 28, 2014

_________________________________

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(2)	Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (No. 333-175360) filed by the Bank of New York Mellon with respect to the Registrant’s American Depositary Receipts.

3

(3)	Incorporated by reference to the Registrant’s Form 6-K filed on February 15, 2012.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (No. 333-179792) filed on February 29, 2012.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (No. 333-183976) filed on September 19, 2012.

(6)	Incorporated by reference to the Registrant’s Form 6-K filed on May 30, 2014.

(7)	Incorporated by reference to the Registrant’s Form 6-K filed on February 6, 2013.

(8)	Incorporated by reference to the Registrant’s Form 6-K filed on October 16, 2012.

(9)	Incorporated by reference to the Registrant’s Form 6-K filed on November 13, 2013.

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 17, 2014.

(11)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

4

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Kinneret Savitsky
Kinneret Savitsky, Ph.D.
Chief Executive Officer

Date: September 22, 2015

5