Form 20-F
period 2015-12-31
BioLineRx Ltd.
filed 2016-03-10
CIK 1498403

As filed with the U.S. Securities and Exchange Commission on March 10, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Philip Serlin
+972 (8) 642-9100
+972 (8) 642-9101 (facsimile)
phils@biolinerx.com
2 HaMa’ayan Street
Modi’in 7177871, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 1 ordinary share, par value NIS 0.10 per share	Nasdaq Capital Market

Ordinary shares, par value NIS 0.10 per share	Nasdaq Capital Market*

*Not for trading; only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 54,818,057

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

i

INTRODUCTION

Certain Definitions

In this annual report, unless the context otherwise requires:

•	references to “BioLineRx,” the “Company,” “us,” “we” and “our” refer to BioLineRx Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, NIS 0.10 nominal (par) value per share;

•	references to “ADS” refer to the Registrant’s American Depositary Shares;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

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

In June 2015, we effected a 1:10 reverse split of our ordinary shares. All share and per share amounts in this report have been retroactively adjusted to reflect the reverse split as if it had been effected prior to the earliest financial statement period referred to herein. Following the reverse split, one ordinary share traded on the TASE is equivalent to one ADS traded on the Nasdaq Capital Market (prior to the split, the ratio of ordinary shares to ADSs was 10:1).

The selected consolidated statements of operations data for the years ended December 31, 2015, 2014, and 2013, and the selected consolidated balance sheet data as of December 31, 2015 and 2014, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011, have been derived from our audited consolidated financial statements not included in this Form 20-F.

Our consolidated financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and reported in dollars. The amounts in the tables below for the years 2011 through 2014 were previously reported in NIS. Due to the change in our functional and reporting currency from the NIS to the dollar, effective January 1, 2015, the amounts for 2011 through 2014 have been restated in dollars using the methodology set forth in Note 2c to our consolidated financial statements for the year ended December 31, 2015.

	Year Ended December 31,
Consolidated Statements of Operations Data:(1) (2)	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars, except share and per share data)

Research and development expenses, net	(11,912)	(16,677)	(12,208)	(11,866)	(11,489)
Sales and marketing expenses	(925)	(837)	(1,136)	(1,589)	(1,003)
General and administrative expenses	(3,556)	(3,638)	(3,664)	(3,800)	(3,704)
Operating loss	(16,393)	(21,152)	(17,008)	(17,255)	(16,196)
Non-operating income, net	–	1,026	1,161	3,061	1,445
Financial income	3,558	2,287	720	3,566	457
Financial expenses	(1,191)	(1,942)	(1,897)	(448)	(106)
Net loss	(14,026)	(19,781)	(17,024)	(11,076)	(14,400)
Other comprehensive income (loss):
Currency translation differences	(1,830)	(7)	1,097	(2,834)	–
Comprehensive loss	(15,856)	(19,788)	(15,927)	(13,910)	(14,400)
Net loss per ordinary share	(1.13)	(1.17)	(0.76)	(0.34)	(0.28)
Number of ordinary shares used in computing loss per ordinary share	12,358,703	16,940,473	22,488,516	32,433,883	51,406,434

	As of December 31,
Consolidated Balance Sheet Data:	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars)
Cash and cash equivalents	8,652	18,307	8,899	5,790	5, 544
Short-term bank deposits	17,216	3,070	9,319	28,890	42,119
Property, plant and equipment, net	1,102	850	712	721	2,909
Total assets	29,223	24,325	20,014	36,211	51,302
Total liabilities	6,779	9,343	8,292	4,406	3,692
Total shareholders’ equity	22,444	14,982	11,722	31,805	47,610

(1)	Data on diluted loss per share was not presented in the financial statements because the effect of the exercise of the options is either immaterial or is anti-dilutive.

(2)
In June 2015, we effected a 1:10 reverse split of our ordinary shares. All share and per share amounts above been retroactively adjusted to reflect the reverse split as if it had been effected prior to the earliest financial statement period included herein.

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

We are a clinical stage biopharmaceutical development company that was incorporated in 2003. Since our incorporation, we have been focused on research and development. Our most advanced therapeutic candidates are in clinical development. We, or our licensees, as applicable, will be required to conduct significant additional clinical trials before we or they can seek the regulatory approvals necessary to begin commercial sales of our therapeutic candidates. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We recorded net losses of approximately $14.4 million in 2015, $11.1 million in 2014 and $17.0 million in 2013. As of December 31, 2015, we had an accumulated deficit of approximately $159.4 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable and we may never achieve significant sustained revenues.

We cannot ensure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of December 31, 2015, we held cash and short-term investments of approximately $47.7 million. We believe that our existing cash and investment balances and other sources of liquidity, not including potential milestone and royalty payments under our existing and future out-licensing and other collaboration agreements, will be sufficient to meet our requirements into 2018. We have funded our operations primarily through public and private offerings of our securities and, until 2013, grants from the Office of the Chief Scientist of Israel’s Ministry of Economy and Industry, or the OCS. In addition, we have funded our operations through out-licensing arrangements with respect to our therapeutic candidates. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

While we will continue to explore alternative financing sources, including the possibility of future securities offerings and continued government funding, we cannot be certain that in the future these liquidity sources will be available when needed on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We will also continue to seek to finance our operations through other sources, including out-licensing arrangements for the development and commercialization of our therapeutic candidates or other partnerships or joint ventures, as well as grants from government agencies and foundations. If we are unable to obtain future financing through the methods we describe above or through other means, we may be unable to complete our business objectives and may be unable to continue operations, which would have a material adverse effect on our business and financial condition.

Risks Related to Our Business and Regulatory Matters

If we or our licensees are unable to obtain U.S. and/or foreign regulatory approval for our therapeutic candidates, we will be unable to commercialize our therapeutic candidates.

To date, we have not marketed, distributed or sold an approved product. Currently, we have three main clinical-stage therapeutic candidates in development: BL-8040 for the treatment of multiple cancer and hematological indications; BL-7010 for the treatment of celiac disease and gluten sensitivity; and BL-5010 for the treatment of benign skin lesions. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs and devices. We may not obtain marketing approval for any of our therapeutic candidates in a timely manner or at all. In connection with the clinical trials for BL-8040 and BL-7010, and other therapeutic candidates that we are currently developing or may seek to develop in the future, either on our own or through out-licensing or co-development arrangements, we face the risk that:

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

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including FDA approval. Clinical trials are expensive and complex, can take many years and have uncertain outcomes. We cannot necessarily predict whether we or our licensees will encounter problems with any of the completed, ongoing or planned clinical trials that will cause us, our licensees or regulatory authorities to delay or suspend clinical trials, or delay the analysis of data from completed or ongoing clinical trials. In addition, due to the fact that some of our clinical trials are investigator-initiated studies (i.e., we are not the study sponsor), we may have less control over these studies. We estimate that clinical trials of our most advanced therapeutic candidates will continue for several years, but they may take significantly longer to complete. Failure can occur at any stage of the testing and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates, including but not limited to:

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

Even if products we or our licensees develop receive regulatory approval or clearance, we or our licensees, as applicable, will be subject to ongoing reporting obligations and the products and the manufacturing operations will be subject to continuing regulatory review, including FDA inspections. The outcome of this ongoing review may result in the withdrawal of a product from the market, the interruption of the manufacturing operations and/or the imposition of labeling and/or marketing limitations. Since many more patients are exposed to drugs and medical devices following their marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the product. In addition, the manufacturer and the manufacturing facilities we or our licensees, as applicable, will use to produce any therapeutic candidate will be subject to periodic review and inspection by the FDA and other, similar foreign regulators. Later discovery of previously unknown problems with any product, manufacturer or manufacturing process, or failure to comply with regulatory requirements, may result in actions such as:

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

We generally rely on third parties to conduct our pre-clinical clinical trials and provide other services, and those third parties may not perform satisfactorily, including by failing to meet established deadlines for the completion of such services.

We do not have the ability to conduct certain preclinical studies and clinical trials independently for our therapeutic candidates, and we rely on third parties, such as contract laboratories, contract research organizations, medical institutions and clinical investigators to conduct these studies and our clinical trials. Our reliance on these third parties limits our control over these activities. The third-party contractors may not assign as great a priority to our clinical development programs or pursue them as diligently as we would if we were undertaking such programs directly. Accordingly, these third-party contractors may not complete activities on schedule, or may not conduct the studies or our clinical trials in accordance with regulatory requirements or with our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or if their performance is substandard, we may be required to replace them or add more sites to the studies. Although we believe that there are a number of other third-party contractors that we could engage to continue these activities, replacement of these third parties will result in delays and/or additional costs. As a result, our efforts to obtain regulatory approvals for, and to commercialize, our therapeutic candidates may be delayed. The third-party contractors may also have relationships with other commercial entities, some of whom may compete with us. If the third-party contractors assist our competitors, our competitive position may be harmed.

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

We depend on out-licensing arrangements for late-stage development, marketing and commercialization of our therapeutic candidates.

We depend on out-licensing arrangements for late-stage development, marketing and commercialization of our therapeutic candidates. We have limited experience in late-stage development, marketing and commercializing therapeutic candidates. Dependence on out-licensing arrangements subjects us to a number of risks, including the risk that:

•	we have limited control over the amount and timing of resources that our licensees devote to our therapeutic candidates;

•	our licensees may experience financial difficulties;

•	our licensees may fail to secure adequate commercial supplies of our therapeutic candidates upon marketing approval, if at all;

•	our future revenues depend heavily on the efforts of our licensees;

•	business combinations or significant changes in a licensee’s business strategy may adversely affect the licensee’s willingness or ability to complete its obligations under any arrangement with us;

•	a licensee could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and

•	out-licensing arrangements are often terminated or allowed to expire, which would delay the development and may increase the development costs of our therapeutic candidates.

If we or any of our licensees breach or terminate their agreements with us, or if any of our licensees otherwise fail to conduct their development and commercialization activities in a timely manner or there is a dispute about their obligations, we may need to seek other licensees, or we may have to develop our own internal sales and marketing capability for our therapeutic candidates. Our dependence on our licensees’ experience and the rights of our licensees will limit our flexibility in considering alternative out-licensing arrangements for our therapeutic candidates. Any failure to successfully develop these arrangements or failure by our licensees to successfully develop or commercialize any of our therapeutic candidates in a competitive and timely manner, will have a material adverse effect on the commercialization of our therapeutic candidates.

We depend on our ability to identify and in-license technologies and therapeutic candidates.

We employ a number of methods to identify therapeutic candidates that we believe are likely to achieve commercial success. In addition to our internal research and business developments efforts, we employ a rigorous screening system we developed. In certain instances, our Scientific Advisory Board and disease-specific third-party advisors evaluate therapeutic candidates, as we deem necessary. In addition, therapeutic candidates expected to be developed under our collaboration with Novartis are also evaluated within the framework of the Joint Steering Committee established with Novartis for this purpose. However, there can be no assurance that our internal research efforts or our screening system will accurately or consistently select among various therapeutic candidates those that have the highest likelihood to achieve, and which ultimately achieve, commercial success. As a result, we may spend substantial resources developing therapeutic candidates that will not achieve commercial success and we may not advance those therapeutic candidates with the greatest potential for commercial success.

An important element of our strategy is maintaining relationships with universities, medical institutions and biotechnology companies in order to in-license potential therapeutic candidates. We may not be able to maintain relationships with these entities and they may elect not to enter into in-licensing agreements with us or to terminate existing agreements. Recently, a number of global pharmaceutical companies and life-sciences-focused investment funds have set up operations in Israel, both with and without Israeli government funding, in order to identify and in-license new technologies. The presence of these global companies with significantly greater resources than we have may increase the competition with respect to the in-licensing of promising therapeutic candidates. We may not be able to acquire licenses on commercially reasonable terms, or at all. Failure to license or otherwise acquire necessary technologies could materially and adversely affect our business, financial condition and results of operations.

If we cannot meet requirements under our in-license agreements, we could lose the rights to our therapeutic candidates, which could have a material adverse effect on our business.

We depend on in-licensing agreements with third parties to maintain the intellectual property rights to our therapeutic candidates. Regarding the main therapeutic candidates in clinical trials, we have in-licensed rights from Biokine Therapeutics Ltd., or Biokine, with respect to our BL-8040 therapeutic candidate; from Gestion Univalor, Limited Partnership, or Univalor, for our BL-7010 therapeutic candidate; and from Innovative Pharmaceutical Concepts, Inc., or IPC, with respect to our BL-5010 therapeutic candidate. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements.” Our in-license agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these agreements. The royalty rates and revenue sharing payments vary from case to case but generally range from 20% to 29.5% of the consideration we receive from sublicensing the applicable therapeutic candidate. In some instances, we are required to pay a substantially lower percentage (generally less than 5%) if we elect to commercialize the subject therapeutic candidate independently. Due to the relatively advanced stage of development of the compound licensed from Biokine, our license agreement with Biokine provides for royalty payments of 40% of the consideration we receive from sublicensing and 10% of net sales, subject to certain limitations, should we independently sell products. These in-license agreements last either throughout the life of the patents that are the subject of the agreements, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

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

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. Specifically, we are aware of many other companies which currently market and/or are in the process of developing products that address AML, celiac disease and gluten sensitivity, and skin lesions.

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

We currently have laboratories that are compliant with both current good manufacturing practices, or cGMP, and certified Good Laboratory Practices, or GLP, and allow us to manufacture drug products for our current clinical trials. If we decide to perform any Phase 3 clinical trial, or commercialize, any therapeutic candidate on our own, we anticipate that we will rely on third parties to produce the therapeutic supplies. We have limited personnel with experience in drug or medical device manufacturing and we lack the resources and capabilities to manufacture any of our therapeutic candidates on a commercial scale. The manufacture of pharmaceutical products and medical devices requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products and medical devices often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields and quality control, including stability of the therapeutic candidate.

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

•	insufficient or unfavorable levels of reimbursement from government or third-party payors;

•	infringement on proprietary rights of others for which we or our licensees have not received licenses;

•	incompatibility with other therapeutic products;

•	other potential advantages of alternative treatment methods;

•	ineffective marketing and distribution support;

•	significant changes in pricing due to pressure from public opinion, NGOs or governmental authorities

•	lack of cost-effectiveness; or

•	timing of market introduction of competitive products.

If we are unable to develop commercially viable products, either on our own or through licensees, our business, results of operations and financial condition will be materially and adversely affected.

Healthcare reforms and related reductions in pharmaceutical pricing, reimbursement and coverage by governmental authorities and third-party payors may adversely affect our business.

The continuing increase in expenditures for healthcare has been the subject of considerable government attention, particularly as public resources have been stretched by financial and economic crises in the United States, Western Europe and elsewhere. Both private health insurance funds and government health authorities continue to seek ways to reduce or contain healthcare costs, including by reducing or eliminating coverage for certain products and lowering reimbursement levels. In many countries and regions, including the United States, Western Europe, Israel, Russia, certain countries in Central and Eastern Europe and several countries in Latin America, pharmaceutical prices are subject to new government policies designed to reduce healthcare costs. These changes frequently adversely affect pricing and profitability and may cause delays in market entry. We cannot predict which additional measures may be adopted or the impact of current and additional measures on the marketing, pricing and demand for our approved products, if any of our therapeutic products are approved.

Significant developments that may adversely affect pricing in the United States include (i) the enactment of federal healthcare reform laws and regulations, including the Medicare Prescription Drug Improvement and Modernization Act of 2003 and the Patient Protection and Affordable Care Act of 2010, or PPACA, and (ii) trends in the practices of managed care groups and institutional and governmental purchasers, including the impact of consolidation of our customers. Changes to the healthcare system enacted as part of healthcare reform in the United States, as well as the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, may result in increased pricing pressure by influencing, for instance, the reimbursement policies of third-party payors. Healthcare reform legislation has increased the number of patients who would have insurance coverage for our approved products, if any of our therapeutic products are approved, but provisions such as the assessment of a branded pharmaceutical manufacturer fee and an increase in the amount of rebates that manufacturers pay for coverage of their drugs by Medicaid programs may have an adverse effect on us. It is uncertain how current and future reforms in these areas will influence the future of our business operations and financial condition.

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

Our business exposes us to significant potential clinical trial and product liability risks that are inherent in the development, manufacturing and sales and marketing of human therapeutic products. Although we do not currently commercialize any products, claims could be made against us based on the use of our therapeutic candidates in clinical trials. We currently carry life science liability insurance covering general liability with an annual coverage amount of $20.0 million per occurrence and product liability and clinical trials coverage with an annual coverage amount of $20.0 million each claim and in the aggregate. The maximum indemnity for a single occurrence, claim or circumstances under this insurance is $20.0 million. However, our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage or obtain additional or sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as damages awards beyond the coverage of our insurance policies resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any claims, we might be required to direct significant financial and managerial resources to such defense, and adverse publicity is likely to result.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

We deal with hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business.

Our activities and those of our third-party manufacturers on our behalf involve the controlled storage, use and disposal of hazardous materials, including microbial agents, corrosive, explosive and flammable chemicals, as well as cytotoxic, biologic, radio-labeled and other hazardous compounds.  We and our manufacturers are subject to U.S. federal, state, local, Israeli and other foreign laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials.  Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials.  In addition, if we develop a manufacturing capacity, we may incur substantial costs to comply with environmental regulations and would be subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

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

Each of the foregoing in-licensing agreements, or the obligation to pay royalties thereunder, will generally remain in effect until the expiration, under the applicable agreement, of all of the licensing, royalty and sublicense revenue obligations to the applicable licensors, determined on a product-by-product and country-by-country basis. We may terminate the BL-8040 in-licensing agreement upon 90 days’ prior written notice to Biokine. We may terminate the BL-7010 in-licensing agreement or the BL-5010 in-licensing agreement upon 30 days’ prior written notice to the respective licensor.

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

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of December 31, 2015 we owned or exclusively licensed for uses within our field of business 19 patent families that, collectively, contain 34 issued patents, three allowed patent applications and over 57 pending patent applications relating to our main clinical candidates. We are also pursuing patent protection for other drug candidates in our pipeline.

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

Our license agreements with our licensees contain, and any contract that we enter into with licensees in the future will likely contain, indemnity provisions that obligate us to indemnify the licensee against any losses arising from infringement of third party intellectual property rights. In addition, our in-license agreements contain provisions that obligate us to indemnify the licensors against any damages arising from the development, manufacture and use of products developed on the basis of the in-licensed intellectual property.

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

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2016 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we were a PFIC during certain prior years and, although we have not determined whether we will be a PFIC in 2016, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2016, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

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

As a result of previous financings, we have warrants outstanding for the purchase of 4.2 million ADSs at a weighted average exercise price of $3.71 per ADS. In addition, as of March 1, 2016 we have stock options granted to directors, employees and consultants for the purchase of 4.8 million ordinary shares with a weighted average exercise price of $2.00 per ordinary share.

In May 2014, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC, or LPC, for the sale, from time to time, of up to $20 million of our ADSs to LPC. During the 36-month term of this purchase agreement, we control the timing and amount of any sales to LPC, if and when we decide, in accordance with the agreement. LPC has no right to require us to sell any ADSs to LPC, but LPC is obligated to make purchases as we direct, subject to certain conditions. The purchase price related to any sales to LPC is based on the prevailing market prices of our ADSs immediately preceding the notice of sale to LPC, without any fixed discount. The agreement may be terminated by us at any time, at our sole discretion, without any cost or penalty. As of the date of this annual report, we have sold 1,292,601 ADSs to LPC under the purchase agreement.

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

We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and therapeutic candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our therapeutic candidates to market.  Our future capital requirements will depend on many factors, including:

•	the failure to obtain regulatory approval or achieve commercial success of our therapeutic candidates;

•	our success in effecting out-licensing arrangements with third-parties;

•
our collaboration with Novartis and the extent that upfront licensing fees and program development costs would be covered by the option fees and equity investments paid by Novartis under this collaboration;

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

Our headquarters, all of our operations and some of our suppliers and third party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the autumn of 2012, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip; during the summer of 2014, another escalation in violence among Israel, Hamas and other groups took place; and since October 2015, Israel has been facing another escalation in violence with the Palestinian population. These conflicts involved missile strikes against civilian targets in various parts of Israel, as well as civil insurrection of Palestinians in the West Bank, on the border with the Gaza Strip and in Israeli cities, and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular Iran. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah (a Lebanese Islamist Shiite militia group and political party), and various rebel militia groups in Syria. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. The year 2014 saw the rise of an Islamic fundamentalist group known as ISIS. Following swift operations, ISIS gained control of large areas in the Middle East, including in Iraq and Syria, which have contributed to the turmoil experienced in these areas. As a result, the United States armed forces have engaged in limited operations against ISIS and recently, Russia’s armed forces have also engaged in limited operations to defeat ISIS and other rebel groups operating in Syria. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and has raised concerns regarding security in the region and the potential for armed conflict. These situations may escalate in the future to more violent events which may affect Israel and us. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

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

Many of our male employees in Israel, including members of our senior management, are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 40 (or older, for officers or reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and some of our employees have been called up from time to time in connection with armed conflicts. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees or of one or more of our key employees. Such disruption could materially adversely affect our business, financial condition and results of operations.

Due to a significant portion of our expenses and revenues being denominated in non-dollar currencies, our results of operations may be harmed by currency fluctuations.

Effective January 1, 2015, our reporting and functional currency is the dollar. However, we pay a significant portion of our expenses in NIS, and we expect this to continue. If the dollar weakens against the NIS in the future, there may be a negative impact on our results of operations. The revenues from our current out-licensing and co-development arrangements are payable in dollars and euros. Although we expect our revenues from future licensing arrangements to be denominated primarily in dollars, we are exposed to the currency fluctuation risks relating to the recording of our revenues in currencies other than dollars. For example, if the euro strengthens against the dollar, our reported revenues in dollars may be lower than anticipated. From time to time, we engage in currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the dollar. These measures, however, may not adequately protect us from material adverse effects.

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

Our research and development efforts, including the operation of a biotechnology incubator which we terminated at the end of 2013, have been financed, in part, through grants and loans that we have received from the OCS. In addition, before we in-licensed BL-8040, Biokine had received funding for the project from the OCS, and as a condition to OCS consent to our in-licensing of BL-8040, we were required to agree to abide by any obligations resulting from such funding. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, as amended, or the Research Law, with respect to these projects. Through December 31, 2015, we have received approximately $19.5 million in funding from the OCS. As of December 31, 2015, we have a contingent obligation to the OCS (other than for BL-8040 – see below) in the total amount of $0.2 million under all of our approved programs.  In connection with the in-licensing of BL-8040 from Biokine, and as a condition to OCS consent to the transaction, we agreed to abide by any obligations resulting from funds previously received by Biokine from the OCS. The contingent liability to the OCS assumed by us relating to this transaction amounts to $2.7 million as of December 31, 2015. We have a full right of offset for amounts payable to the OCS from payments that we may owe to Biokine in the future. Therefore, the likelihood of any payment obligation to the OCS with regard to the Biokine transaction is remote.

The transfer to third parties of know-how or technologies developed under the programs submitted to the OCS and as to which we or our licensors received grants, or manufacturing or rights to manufacture based on and/or incorporating such know-how to third parties, might require the consent of the OCS, and may require certain payments to the OCS. Although such restrictions do not apply to the export from Israel of our products developed with such know-how, they may prevent us from engaging in transactions with our affiliates, customers or other third parties outside Israel, involving product or other asset transfers, which might otherwise be beneficial to us.

In July 2015, the Knesset (the Israeli Parliament) enacted Amendment Number 7 to the Research Law, or the R&D Amendment. The R&D Amendment, effective as of January 1, 2016, amends material provisions of the Research Law (including but not limited to royalty rates and changes to royalty rates upon transfer of manufacturing rights abroad), leaves substantial discretion with the newly established National Authority for Technological Innovation, or the Authority (established to replace the OCS), and includes only guidelines to some of the core issues of the Research Law. Thus the R&D Amendment is currently causing much ambiguity as to its implementation and its effect on companies which developed know-how using funds received from the OCS. While it is possible that some of the core issues regulated by the Research Law following the R&D Amendment, including required approvals prior to the transfer abroad of the manufacturing of any OCS or Authority-supported product or technology, will be similar to the regime prior to the R&D Amendment, there is currently no certainty that procedures and requirements will remain similar to the ones in effect prior to the R&D Amendment. See “Item 4. Information on the Company — Business Overview — Government Regulation and Funding — Israeli Government Programs.”

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

We have received Israeli government grants and loans for certain research and development expenditures.  The terms of these grants and loans, as may be in effect following the R&D Amendment, may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel.  We may be required to pay penalties in addition to repayment of the grants and loans.  Such grants and loans may be terminated or reduced in the future, which would increase our costs. See “Business — Government Regulation and Funding — Israeli Government Programs.”

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is BioLineRx Ltd. We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 2 HaMa’ayan Street, Modi’in 7177871, Israel, and our telephone number is +972 (8) 642-9100.

We were founded in 2003 by leading institutions in the Israeli life sciences industry, including Teva Pharmaceutical Industries Ltd., or Teva. We completed our initial public offering in Israel in February 2007 and our ordinary shares are traded on the TASE under the symbol “BLRX.” In July 2011, we listed our ADSs on Nasdaq and they are traded under the symbol “BLRX.”

Our capital expenditures for the years ended December 31, 2013, 2014 and 2015 were $0.1 million, $0.2 million and $2.7 million, respectively. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment.

B. Business Overview

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or that address unmet medical needs. Our current development pipeline consists of three main clinical-stage therapeutic candidates: BL-8040, a novel peptide for the treatment of multiple cancer and hematological indications; BL-7010, a novel co-polymer for the treatment of celiac disease and gluten sensitivity; and BL-5010, a customized, proprietary, pen-like applicator containing a novel, acidic, aqueous solution, which is being developed in Europe as a medical device for the non-surgical removal of benign skin lesions. In addition, we have three other therapeutic candidates in various stages of clinical and preclinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. None of our therapeutic candidates have been approved for marketing and, to date, there have been no commercial sales of any of our therapeutic candidates. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies. We also evaluate, on a case-by-case basis, co-development and similar arrangements and the commercialization of our therapeutic candidates independently.

In December 2014, we entered into a strategic collaboration with Novartis Pharma AG, or Novartis, for the co-development of selected Israeli-sourced novel drug candidates. Under the agreement, we intend, in collaboration with Novartis, to co-develop a number of pre-clinical and early clinical therapeutic projects through clinical proof-of-concept for potential future licensing by Novartis.

Our focus is principally on the therapeutic areas of oncology and immunology. However, we may also in-license therapeutic compounds outside of these areas in connection with our strategic collaboration with Novartis, as well as to a limited extent for our independent pipeline as the opportunities arise.

Our first clinical-stage therapeutic candidate, BL-8040, is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for multiple cancer and hematological indications. CXCR4 is a chemokine receptor that is directly involved in tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its expression often correlates with disease severity. BL-8040 mobilizes cancer cells from the bone marrow and may therefore sensitize these cells to chemo- and bio-based anti-cancer therapy. In addition, BL-8040 has demonstrated a direct anti-cancer effect by inducing apoptosis (cell death) and terminal differentiation. Multiple clinical and pre-clinical studies have shown the safety and efficacy of BL-8040. These studies have shown that BL-8040 inhibits the growth of various tumor types including multiple myeloma, non-Hodgkin’s lymphoma, leukemia, non-small cell lung carcinoma, neuroblastoma and melanoma. BL-8040 significantly and preferentially stimulates apoptotic cell death of malignant cells (multiple myeloma, non-Hodgkin’s lymphoma and leukemia). BL-8040 also mobilizes stem cells from the bone marrow to the peripheral blood, enabling their collection for subsequent autologous or allogeneic transplantation in cancer patients. In September 2013, the FDA granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of acute myeloid leukemia, or AML; and in January 2014, the FDA granted an Orphan Drug Designation to BL-8040 as a treatment for stem cell mobilization. In January 2015, the FDA modified this Orphan Drug Designation for BL-8040 for use either as a single agent or in combination with G-CSF. In addition, findings in the field of immuno-oncology suggest that CXCR4 antagonists may be effective in inducing the migration of anti-tumor T cells into the tumor micro-environment. As such, the combination of BL-8040 with immune checkpoints inhibitors (PD1/PD-L1 monoclonal antibodies) has the potential to expand the benefit of immunotherapy to cancer types currently resistant to immuno-oncology treatments.

In June 2013, we commenced a Phase 2 trial for BL-8040 for the treatment of AML. The study is currently being conducted at five sites in the United States, including MD Anderson Cancer Center in Houston, Memorial Sloan-Kettering Cancer Center in New York, Mayo Clinic in Jacksonville, Johns Hopkins University in Baltimore and Washington University in St. Louis, as well as at five well-known sites in Israel. The study is a multicenter, open-label study under an Investigational New Drug, or IND, approval from the FDA, designed to evaluate the safety and efficacy profile of repeated escalating doses of BL-8040 in adult subjects with relapsed/refractory AML. At the annual ASH conference in December 2015, we presented data from the dose escalation part of the trial. These data showed that BL-8040, as a stand-alone therapy and in combination with high-dose Cytarabine (Ara-C), is safe and well-tolerated at all doses tested up to and including the highest dose level of 1.5 mg/kg, with no major adverse events. The composite complete remission rate, including both complete remission (CR) and complete remission with incomplete blood count recovery (CRi), was 38% in subjects receiving only one cycle of BL-8040 treatment at doses of 1 mg/kg and higher (n=16). Patients included in this part of the study were patients that had undergone a significant number of prior treatment cycles or that were refractory to induction treatment. The data also showed that BL-8040 triggers substantial mobilization of cancer cells from the bone marrow to the peripheral blood, thereby increasing the vulnerability of the cells to chemotherapy treatment. In addition, BL-8040 showed a direct and significant apoptotic effect on the immature leukemia progenitor cells in the bone marrow following two days of monotherapy and induced leukemia progenitor cells towards differentiation. Topline results of the entire study are expected in the first quarter of 2016.

Targeting a second AML treatment line, in August 2015 we announced the commencement of a Phase 2b trial as a consolidation treatment for AML patients who have responded to standard induction treatment. The trial is being conducted in collaboration with the German Study Alliance Leukemia Group. It is examining BL-8040 as part of a second stage treatment, termed consolidation therapy, to improve outcomes for AML patients who have achieved remission after the standard initial treatment regimen, known as induction therapy. The consolidation therapy is aimed at eliminating the minimal residual disease left in the bone marrow after induction therapy that can lead to relapse. The study is planned to enroll up to 194 patients at up to 25 sites in Germany. Top-line results of this study are expected in 2018.

In addition, we plan to commence a Phase 2a trial for BL-8040 in the second half of 2016 for the treatment of a third population of AML patients, those with the FLT3-ITD mutation. The trial, which will be conducted in collaboration with the MD Anderson Cancer Center, is aimed at improving the response of FLT3-ITD mutated AML patients to treatment with a FLT3 inhibitor. This trial follows the presentation at several conferences during 2014 of positive preclinical results of BL-8040 as a treatment for AML patients with FLT3 mutations.

In March 2015, we announced successful top-line results from a Phase 1 trial for another indication of BL-8040 ‒ as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation, where they can be harvested for transplant supporting the treatment of hematological indications. The study was conducted at the Hadassah Medical Center in Jerusalem. All safety and efficacy endpoints were met, showing that treatment with BL-8040 as a single agent was safe and well tolerated at all doses and resulted in efficient stem cell mobilization and collection in all study participants. Furthermore, the results support BL-8040 as one-day, single-dose collection regimen, which is a significant improvement in comparison with the current standard of care. In December 2015, we announced the filing of regulatory submissions required to commence a Phase 2 trial at Washington University School of Medicine in St. Louis for use of BL-8040 in stem cell mobilization. The trial is expected to commence shortly after receipt of regulatory approval, anticipated in the first quarter of 2016. We expect to announce partial results of the trial in the fourth quarter of 2016.

In November 2015, we announced the commencement of a Phase 1/2 trial, again in collaboration with the MD Anderson Cancer Center, for a fifth indication of BL-8040 - as a novel treatment for hypoplastic myelodysplastic syndrome, or hMDS, and aplastic anemia, or AA. The study will be open label and designed to evaluate the safety, tolerability and efficacy of the combination of BL-8040 with immunosuppressive therapies (hATG, cyclosporine and methylprednisone).  Secondary endpoints include assessment of the clinical efficacy (response rate), time and duration of response to the treatment, and overall survival following treatment.

In January 2016, we announced a collaboration with MSD, known as Merck in the U.S. and Canada, in the field of cancer immunotherapy. We plan to sponsor and conduct a Phase 2 study investigating BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with metastatic pancreatic adenocarcinoma. The study is an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T cells into the tumor and their reactivity. The study is planned to commence by mid-2016. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.

Our second clinical-stage therapeutic candidate, BL-7010, is a novel, non-absorbable, orally available, high-molecular-weight co-polymer intended for the treatment of celiac disease and gluten sensitivity. It has a high affinity for gliadins, the immunogenic proteins present in gluten that cause an immune response in patients with celiac disease. BL-7010 effectively masks gliadins from enzymatic degradation and prevents the formation and absorption of immunogenic peptides that trigger the immune system. BL-7010 is excreted with gliadin from the digestive tract, preventing the absorption of gliadin peptides. This significantly reduces the immune response triggered by gluten. The safety and efficacy of BL-7010 were demonstrated in pre-clinical and clinical studies.

In December 2013, we commenced a Phase 1/2 trial for BL-7010 at Tampere Hospital in Finland, a leading site for celiac research. The trial was a two-part (single and repeated administration), double-blind, placebo-controlled, dose escalation study of BL-7010 in up to 40 well-controlled celiac patients. The primary objective of the study was to assess the safety of single and repeated ascending doses of BL-7010. Secondary objectives included an assessment of the systemic exposure, if any, of BL-7010 in the study patients. In November 2014, we reported the final results of the study. Those results confirmed that BL-7010 is safe and well tolerated in both single and repeated-dose administrations. Based on these results, we selected the dosing regimen of one gram, three times per day, of BL-7010 as the optimal repeated dose in the next efficacy study for celiac patients. In addition, pharmacokinetic analyses revealed no systemic exposure of BL-7010 in plasma and urine samples from all patients at all doses and time points tested, both in the single- and repeated-dose regimens. In January 2016, we received confirmation regarding the classification of BL-7010 as a Class IIb medical device in the European Union. We believe this classification could significantly accelerate the development of BL-7010 in Europe.

Over the last year, we have invested considerable efforts in examining alternative development and commercialization pathways for BL-7010, in addition to the celiac disease pathway, including as a food supplement, in order to potentially address the multi-billion dollar market for gluten sensitivity. We believe the gluten sensitivity market has a significantly shorter time to market than drug or device pathways, especially in the U.S. market, where the device pathway is not available for BL-7010. We are currently conducting a number of activities towards the development of BL-7010 as a food supplement, including the development of a suitable product formulation, preparation of the documents necessary for a “generally recognized as safe,” or GRAS, designation submission, and preparations for a relatively small clinical trial to support the marketing efforts we may conduct regarding gluten and/or gluten sensitivity. We expect to complete these activities by mid-2017, in order to support partnering discussions for the food supplement market in the U.S. and other relevant territories at that time. We will also continue to evaluate the pathway for celiac disease in Europe and will make a decision about the timing and scope of the next efficacy study for European registration over the next few months.

Our third clinical-stage therapeutic candidate, BL-5010, is a novel medical device containing a novel, acidic, aqueous solution and applicator for the non-surgical removal of benign skin lesions. It offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Since the treatment is non-invasive, it poses minimal infection risk and eliminates the need for anesthesia, antiseptic precautions and bandaging. The pre-filled device controls and standardizes the volume of solution applied to a lesion, ensuring accurate administration directly on the lesion and preventing both accidental exposure of the healthy surrounding tissue and unintentional dripping. It has an ergonomic design, making it easy to handle, and it will be childproofed. The product has completed a Phase 1/2 pilot clinical study for the removal of a skin lesion known as seborrheic keratosis, or SK, which showed excellent efficacy and cosmetic results, and has received confirmation in Europe for the regulatory pathway classification as a Class IIa medical device.

Our original development plan for BL-5010 consisted of clinical testing for the treatment of SK. However, during discussions in recent years with potential partners for the development and commercialization of BL-5010, we learned that they had more interest in the possibilities of BL-5010 for over-the-counter, or OTC, indications. In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma, now part of Perrigo Company plc, for the rights to BL-5010 for OTC indications in the territories of Europe, Australia and additional selected countries. We will retain all OTC rights to BL-5010 in the United States and the rest of the world, as well as all non-OTC rights on a global basis. Under our out-licensing arrangement with Omega Pharma, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Omega Pharma will sponsor and manufacture BL-5010 in the relevant regions. Omega Pharma will pay us an agreed amount for each unit sold, and we will be entitled to certain commercial milestone payments. In addition, we will have full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights. During 2015, Omega Pharma conducted a 30-patient, open-label clinical study in Turkey to evaluate the advantages of BL-5010 in one of the intended OTC indications. Study results indicate that BL-5010 is safe and efficacious. Omega Pharma submitted an application for CE Mark designation for BL-5010 during the third quarter of 2015, and has completed the initial manufacturing process automation to support the product launch. The commercial launch of the first OTC indication for this product is expected during 2016. As a result of this out-licensing arrangement with Omega Pharma, as well as the previous discussions with other potential partners for this product, the development activities for BL-5010 are currently focused on OTC indications. However, we may decide to continue development of BL-5010 for non-OTC indications, including, but not limited to, SK, or for OTC indications in territories not out-licensed to Omega Pharma, primarily the U.S.

We are required to pay a portion, within the standard range of sublicense receipt consideration paid to our licensors, of the revenues we receive from our arrangement with Omega Pharma, to Innovative Pharmaceutical Concepts, Inc. or IPC, the party from which we in-licensed BL-5010 in 2007.

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. We establish and maintain close relationships with research institutes, academic institutions and biotechnology companies in Israel, including, in some instances, a formal right of first offer for therapeutic compounds in their portfolios. More recently, we have extended our sourcing activities to other countries. Before in-licensing, each therapeutic candidate must pass through our thorough screening process. In certain circumstances, our Scientific Advisory Board and disease-specific third-party advisors are active in evaluating certain therapeutic candidates, as deemed necessary. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. To date, we have screened over 2,300 compounds, presented more than 70 candidates for final internal evaluation, initiated development of 45 therapeutic candidates and terminated 39 development programs.

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

Using this approach, we have successfully advanced a number of therapeutic candidates into clinical development. Specific elements of our current strategy include the following:

•
Support the successful development and commercialization of therapeutic candidates that have already been partnered. We currently have four programs at various stages of development in our pipeline that have already been partnered or under collaboration.

•
Commercialize additional therapeutic candidates through out-licensing or co-development arrangements or, where appropriate, by ourselves. We intend to commercialize many of our other products through out-licensing or co-development arrangements with third parties who may perform any or all of the following tasks: completing development, securing regulatory approvals, securing reimbursement codes from insurance companies and HMOs, manufacturing and/or marketing. If appropriate, we may also enter into co-development and similar arrangements with respect to any therapeutic candidate with third parties or commercialize a therapeutic candidate ourselves.

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

•
Use our expertise and proven screening methodology to evaluate in-licensing opportunities. In order to review and select among various candidates efficiently and effectively, we employ a rigorous screening system we developed. In certain instances, our Scientific Advisory Board and disease-specific third-party advisors evaluate therapeutic candidates, as deemed necessary. In addition, projects under the Novartis collaboration benefit from additional review and assessment by Novartis.

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

•
Seek to co-develop certain pre-clinical and early clinical therapeutic projects through clinical proof-of-concept by means of our multi-year strategic collaboration agreement with Novartis. Pursuant to an agreement entered into in December 2014, Novartis will evaluate jointly with us both clinical and pre-clinical stage projects presented by us via a Joint Steering Committee, which will determine which projects to advance further in development and on what terms. Projects at or reaching the clinical stage will be eligible for selection by Novartis. Upon selection of a project, Novartis will pay us an option fee of $5 million, as well as fund 50% of the anticipated remaining development costs associated with establishing clinical proof-of-concept, in the form of an additional equity investment in BioLineRx. A limited number of projects in pre-clinical stages are also eligible for flagging by Novartis, for initial development by BioLineRx. Such projects, once reaching the clinical stage, will be eligible for selection by Novartis under the terms set forth above. The companies intend to develop up to three clinical-stage programs pursuant to this collaboration. Under the terms of the agreement, Novartis acquired 5,000,000 of our ADSs in a private transaction at a price of $2.00 per ADS, for a total equity investment of $10 million, and agreed to certain standstill provisions.

.

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, including the target indications and status of each candidate and our development partners:

Main Therapeutic Candidates

BL-8040

BL-8040 is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we are developing for multiple cancer and hematological indications. CXCR4 is a chemokine receptor that is directly involved in tumor progression, angiogenesis, metastasis and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its over-expression often correlates with disease severity. We in-licensed BL-8040 from Biokine in September 2012.

The following paragraphs are a high-level summary of the therapeutic areas we are currently investigating for BL-8040:

Acute Myeloid Leukemia (AML). AML is a cancer of the blood and bone marrow and is the most common type of acute leukemia in adults. According to the American Cancer Society, approximately 19,000 new cases of AML were diagnosed in the United States in 2014, and the median age of AML patients was 67 years old. The first treatment line for patients with AML includes a combination of chemotherapy drugs and is called induction treatment. The median survival for AML patients receiving induction chemotherapy is less than two years, with shorter survival for patients over the age of 60 or for those with certain gene or chromosome aberrations. Due to relapsed or refractory disease (where the disease is not responsive to standard treatments), the overall five-year survival rate for AML is between 10 and 40 percent.

Stem Cell Mobilization. High-dose chemotherapy followed by stem cell transplantation has become an established treatment modality for a variety of hematologic malignancies, including multiple myeloma, as well as various forms of lymphoma and leukemia. Stem cells are mobilized from the bone marrow of the patient (i.e., autologous transplant) or donor (i.e., allogeneic transplant) using granulocyte colony-stimulating factor, or G-CSF, harvested from the peripheral blood by apheresis, and infused to the patient after chemotherapy. G-CSF is approved only for autologous use, although it is also used to mobilize and collect stem cells in the allogeneic setting on an off-label basis. This type of treatment often replaces the use of traditional surgical bone marrow harvesting, because the stem cells are easier to collect and the treatment allows for a quicker recovery time and fewer complications.

Hypoplastic myelodysplastic syndrome (hMDS) and aplastic anemia (AA). hMDS and AA are hematological conditions caused by progressive bone marrow failure, and characterized by ineffective production of all blood cells, leading to severe anemia and cytopenias (low blood counts). These conditions result from disorders of the hematopoietic stem cells in the bone marrow, where hematopoiesis is disrupted and the number and quality of blood-forming cells decline irreversibly, further impairing blood production. hMDS is a subtype of myelodysplastic syndrome, a collection of myeloid malignancies characterized by one or more peripheral blood cytopenias (deficiency in the number of blood cells). AA is a disease in which the bone marrow and the blood stem cells that reside in the marrow are depleted, resulting in a deficiency of all three blood cell types: red blood cells, white blood cells, and platelets. Treatment may include immunosuppressive therapy, chemotherapy or hematopoietic stem cell transplant.

Pancreatic cancer. There are a number of types of pancreatic cancer. Based on available worldwide numbers, in 2014, pancreatic cancers of all types were the seventh most common cause of cancer-related deaths.  According to the American Cancer Society, in 2015, nearly 50,000 were diagnosed with pancreatic cancer and an estimated 40,000 will die from the disease. The most common type of pancreatic cancer is pancreatic adenocarcinoma, which accounts for about 85 percent of cases. These adenocarcinomas start within the part of the pancreas that makes digestive enzymes. There are usually no symptoms in the early stages of the disease and symptoms that are specific enough to suggest the onset of pancreatic cancer typically do not develop until the disease has reached an advanced stage. The five-year survival rate of pancreatic adenocarcinoma is around 7 percent.

Regulatory Approvals. In September 2013, the FDA granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML. In January 2014, the FDA granted an Orphan Drug Designation to BL-8040 for use, in combination with G-CSF, in mobilizing human stem cells from the bone marrow to the peripheral blood for collection for autologous or allogeneic (donor-based) transplantation. In January 2015, the FDA modified this Orphan Drug Designation for BL-8040 for use either as a single agent or in combination with G-CSF. Orphan Drug Designation is granted to therapeutics intended to treat rare diseases that affect not more than 200,000 people in the United States. Orphan Drug Designation entitles the sponsor to a seven-year marketing exclusivity period and clinical protocol assistance with the FDA, as well as federal grants and tax credits.

Preclinical Results.

In vitro and in vivo data show that BL-8040 binds CXCR4 at the low nanomolar range (1-2.5nM) and occupies it for prolonged periods of time (>24h). These studies have shown that BL-8040 mobilizes cancer cells from the bone marrow and may therefore sensitize these cells to chemo- and bio-based anti-cancer therapies. In addition, BL-8040 directly induces apoptosis of cancer cells. BL-8040 was efficient, both alone and in combination with chemotherapy, in reducing malignant bone marrow cells and stimulating their cell death.

In August 2013, we announced that BL-8040 has been shown in pre-clinical trials to be effective for the treatment of thrombocytopenia, or reduced platelet production.

In December 2013, we presented pre-clinical data at the annual meeting of the American Society of Hematology, or ASH Conference, showing that BL-8040 directly inhibits AML cell growth and induces cell death, both in cell cultures and in mice engrafted with human AML cells. In addition, BL-8040 showed the ability to induce mobilization of AML cells from the bone marrow into the blood circulation, thereby enhancing the chemotherapeutic effect of ARA-C (one of the standard-of-care chemotherapies for AML). The data also showed that BL-8040’s effects were even more robust in cells harboring the FLT3 mutation, and a synergistic effect was observed when BL-8040 was combined with the FLT3 inhibitor AC220 (Quizartinib). This data was also presented at the 2014 Annual Meeting of the Society of Hematologic Oncology, or SOHO Conference.

Clinical Trials.

In a Phase 1/2, open-label, dose escalation, safety and efficacy clinical trial in 18 multiple myeloma patients, BL-8040 demonstrated an excellent safety profile at all doses tested and was highly effective in combination with G-CSF, in the mobilization of hematopoietic stem cells and white blood cells from the bone marrow to the peripheral blood. All patients receiving transplants (n=17) exhibited rapid engraftment, with median time to neutrophil and platelet recovery of 12 and 14 days, respectively, at the highest dose given (0.9 mg/kg).

In June 2013, we commenced a Phase 2 trial for BL-8040 for the treatment of patients with relapsed or refractory AML, or r/r AML. The study is being conducted at five sites in the United States, including MD Anderson Cancer Center in Houston, Memorial Sloan-Kettering Cancer Center in New York, Mayo Clinic in Jacksonville, Johns Hopkins University in Baltimore and Washington University in St. Louis, as well as at five well-known sites in Israel. The study is a multicenter, open-label study under an IND, designed to evaluate the safety and efficacy profile of repeated escalating doses of BL-8040 in adult subjects with r/r AML. The primary endpoints of the study are the safety and tolerability of the drug. Secondary endpoints include the pharmacokinetic profile of the drug and an efficacy evaluation, indicated by the extent of mobilization of cancer cells from the bone marrow to the peripheral blood, the level of cancer cell death (apoptosis) and clinical responses.

The study is comprised of two parts – the dose escalation phase and the current expansion phase at the highest tolerated dose found during the escalation phase. During the dose escalation phase, trial participants were recruited in cohorts of three patients at a time, and the dose was increased for each subsequent cohort depending on the safety and tolerability results of the previous cohort, which was determined by an independent data monitoring committee, or DMC.  Twenty-two patients with r/r AML were enrolled in the dose escalation stage of the study (16 of whom received a dose of 1 mg/kg and higher). Each patient received a once daily dose of BL-8040 monotherapy (from 0.5 to 2.0 mg/kg) on days 1-2 followed by the same dose of BL-8040 plus Ara-C on days 3-7. Extensive pharmacodynamic parameters, such as mobilization of leukemic cells and induction of apoptosis, were assessed after monotherapy with BL-8040 using peripheral blood sampling and bone marrow aspirates at baseline and on day 3 prior to Ara-C administration. Clinical response to treatment was evaluated by bone marrow biopsy on day 30.

At the annual ASH conference in December 2015, we presented data from the dose escalation part of the trial. Results showed that BL-8040, as a single agent and in combination with Cytarabine (Ara-C), was safe and well tolerated at all doses tested up to and including the highest dose level of 1.5 mg/kg, with no major adverse events. The composite complete remission rate, including both complete remission (CR) and complete remission with incomplete blood count recovery (CRi), was 38% in subjects receiving only one cycle of BL-8040 treatment at doses of 1 mg/kg and higher (n=16). Patients included in this part of the study were patients that had undergone a significant number of prior treatment cycles or that were refractory to induction treatment. Treatment with BL-8040 had a triple effect on the leukemic cells. First, following only two days of monotherapy, BL-8040 triggered an average 40-fold mobilization of immature AML progenitor cells from the bone marrow to the peripheral blood, thereby sensitizing these cells to the Ara-C chemotherapy and improving its efficacy. Second, BL-8040 showed a direct and significant apoptotic effect on the immature leukemia progenitor cells in the bone marrow following the two days of monotherapy. Last, BL-8040 induced leukemia progenitor cells towards differentiation, as evidenced by a 58% median decrease in the number of bone marrow leukemia progenitor cells, along with a three-fold increase in differentiated granulocytes, in the bone marrow biopsy conducted on day 3 of the treatment cycle prior to the Ara-C treatment, as compared to the biopsy performed at baseline.

Topline results of the full study are expected in the first quarter of 2016.

In order to test a second AML treatment line, we commenced a Phase 2b trial in Germany as a consolidation treatment for AML patients who have responded to standard induction treatment. It will examine BL-8040 as part of a second stage treatment, termed consolidation therapy, to improve outcomes for the approximately 70% of AML patients who have achieved remission after the standard initial treatment regimen, known as induction therapy. The consolidation therapy is aimed at eliminating the minimal residual disease left in the bone marrow after induction therapy that can lead to relapse in 40-60% of the patients within 12-18 months after entering remission.

The Phase 2b trial, which is being conducted in collaboration with the University of Halle as sponsor and with the participation of two large leukemia study groups in Germany, is a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of BL-8040 in addition to standard consolidation therapy in AML patients. The primary endpoint of the study is to compare the relapse free survival (RFS) time in AML subjects in their first remission during a minimum follow-up time of 18 months after randomization. In addition, pharmacodynamic measurements will be conducted in order to assess the minimal residual disease, and biomarker analyses will be performed to identify predictors of BL-8040 response. The study will enroll up to 194 patients at up to 25 sites in Germany. AML patients between 18 and 75 years of age with documented first remission will be randomized in a 1:1 ratio to receive high dose Cytarabine, either with BL-8040 or with a matching placebo, as consolidation therapy. Top-line results of this study are expected in 2018.

We plan to commence a Phase 2a trial for BL-8040 for the treatment of a third population of AML patients, those with the FLT3-ITD mutation, in the second half of 2016. AML patients with the FLT3-ITD mutation exhibit poor response and high relapse rates when treated with chemotherapy, and exhibit only transient response rates to FLT3 inhibitors. Preclinical data (presented at several conferences during 2014) show that by inhibiting the CXCR4 receptor, BL-8040 enhances the effect of FLT3 inhibition in killing FLT3-mutated leukemic cells. The Phase 1/2 trial, which will be conducted in collaboration with the MD Anderson Cancer Center, is aimed at improving the response of FLT3-ITD mutated AML patients to treatment with a FLT3 inhibitor. We plan to enroll approximately 30-40 patients at two or three sites. Patients testing positive for the FLT3-ITD mutation will receive several treatment cycles of BL-8040 in combination with a FLT3 inhibitor. The safety of the combination treatment, as well as the response rates to the treatment and the duration of the responses will be evaluated.

In March 2015, we announced successful top-line results from a Phase 1 trial for a fourth indication of BL-8040 as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation, where they can be harvested for transplant supporting the treatment of hematological indications. The study was conducted at the Hadassah Medical Center in Jerusalem.  It was performed on healthy volunteers and consisted of two parts. The first part of the study was a randomized, double-blind, placebo-controlled, dose-escalation study in three cohorts of eight participants each, with each participant receiving two consecutive injections of BL-8040. Results show that BL-8040 is safe and well tolerated up to a dose of 1 mg/kg, and that dramatic mobilization of hematopoietic stem and progenitor cells, or HSPCs, was observed across all doses tested. The robust mobilization supports the further use of a single injection of BL-8040 for HSPC collection.

In the second part of the Phase 1 study, eight healthy participants received a single injection of BL-8040 at the highest dose of 1 mg/kg, and four hours later underwent a single, standard leukapheresis procedure. Robust and rapid stem-cell mobilization was evident in all treated participants, supporting a novel approach to stem-cell collection. The median level of collected stem cells was higher than 11 x 106 cells per kg, which is more than two-fold higher than the target concentration, and five-fold higher than the minimum concentration, necessary for transplantation. In addition, the level of HPSCs in the peripheral blood circulation 24 hours after injection of BL-8040 enabled an additional apheresis on day 2, if needed. These data support the use of BL-8040 as a single-agent, single-injection, one-day regimen for the collection of stem cells.

In December 2015, we announced the filing of regulatory submissions required to commence a Phase 2 trial for use of BL-8040 in stem cell mobilization. The submission was made following a meeting with the FDA in October 2015 to discuss the BL-8040 stem cell mobilization development program. The open-label trial will be conducted as an investigator-initiated study in collaboration with the Division of Oncology and Hematology of Washington University School of Medicine, and will enroll up to 24 donor/recipient pairs. On the donor side, the primary endpoint of the study is the ability of a single injection of BL-8040 to mobilize sufficient amounts of cells for transplantation following up to two leukapheresis collections. On the recipient side, the study aims to evaluate the functionality and engraftment following transplantation of the BL-8040 collected graft. The trial is expected to commence shortly after receipt of regulatory approval, anticipated in the first quarter of 2016.

A fifth clinical development program for BL-8040 is the assessment of the drug for the treatment of hypoplastic myelodysplastic syndrome, or hMDS, and aplastic anemia, or AA. One type of treatment for these bone-marrow failure conditions consists of immunosuppressive therapy with hATG and cyclosporine; however, a sizable fraction of patients do not respond to this therapy. Preclinical data suggest that BL-8040 promotes stem cell proliferation and differentiation thereby allowing recovery of hematopoiesis (formation and development of blood cells). The data show that treatment of mice with BL-8040 contributes to bone marrow regeneration, and increases the number of progenitor cells and the mature components of the blood and immune systems.

In November 2015, we announced the commencement of a Phase 1/2 trial, in collaboration with the MD Anderson Cancer Center, for BL-8040, in combination with standard of care immunosuppressive therapy, as a treatment for hMDS and AA. The open-label trial will examine BL-8040’s ability to improve bone marrow cellularity and peripheral blood counts in up to 25 patients suffering from these bone marrow failure conditions. The study’s primary endpoint is to evaluate the safety and tolerability of treatment with BL-8040 on top of the standard immunosuppressive regimen of Anti-Thymocyte Globulin (hATG), Cyclosporine and Methylprednisolone (steroids) in hMDS and AA patients. Secondary endpoints include assessment of the clinical efficacy (response rate), time and duration of response to the treatment, and overall survival following treatment. Safety and efficacy will be assessed at defined time points throughout the study. Duration of response and overall survival will also be assessed as part of the study’s long term follow up protocol.

In January 2016, we announced a collaboration with MSD, known as Merck in the U.S. and Canada, in the field of cancer immunotherapy. We plan to sponsor and conduct a Phase 2 study investigating BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with metastatic pancreatic adenocarcinoma. Findings in the field of immuno-oncology suggest that CXCR4 antagonists such as BL-8040 may be effective in inducing the migration of anti-tumor T cells into the tumor micro-environment. KEYTRUDA® is a humanized monoclonal antibody that works by increasing the ability of the body’s immune system to help detect and fight tumor cells. KEYTRUDA® blocks the interaction between PD-1 and its ligands, PD-L1 and PD-L2, thereby activating T- lymphocytes, which may affect both tumor cells and healthy cells. The study is an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of BL-8040 and KEYTRUDA® as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T cells into the tumor and their reactivity. The study is planned to commence by mid-2016. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.

BL-7010

BL-7010 is a novel, non-absorbable, orally available, high-molecular-weight co-polymer intended for the treatment of celiac disease and gluten sensitivity. It has a high affinity for gliadins, the immunogenic proteins present in gluten that cause an immune response in patients with celiac disease. BL-7010 effectively masks gliadins from enzymatic degradation and prevents the formation of immunogenic peptides that trigger the immune system. BL-7010 is excreted with gliadin from the digestive tract, preventing the formation and absorption of gliadin peptides. This significantly reduces the immune response triggered by gluten. We in-licensed the exclusive, worldwide rights to develop, market and sell BL-7010 from Valorisation-Recherche, Limited Partnership, or Univalor in February 2011.

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

        Non-Celiac Gluten Sensitivity (NCGS). NCGS is defined as a clinical condition induced by ingestion of gluten and leading to intestinal and/or extra-intestinal symptoms in subjects in which celiac disease and wheat allergy have been ruled out. The overall prevalence of NCGS in the general population is considered to be higher than celiac disease. However the exact number is still unknown and the estimates vary widely, mainly due to the absence of biomarkers and the fact that many patients are self-diagnosed. As is the case with celiac disease, a gluten-free diet is currently the only therapy available for persons with NCGS. The total market for gluten-free products has grown to about 40 million consumers, of whom only up to four million suffer from celiac disease. This reinforces the large potentially available market size for products addressing NCGS.

Preclinical Results. BL-7010 was evaluated in preclinical safety and efficacy studies.  As we received conditional approval for device designation in Europe, the safety data available included a 6-week rat toxicity study and a biocompatibility package of studies. BL-7010 was found to be well tolerated in the rat toxicity study conducted at a dose range of 500 mg/kg to 3,000 mg/kg body weight/day by oral gavage. In addition, BL-7010 was found to have no mutagenic activity, to have no local irritation effect in the gastrointestinal tract and is not considered to be a sensitizer.

BL-7010 was evaluated in well-validated murine models of celiac disease (transgenic mice carrying the human DQ8 gene, sensitized to gluten). It was found that BL-7010 significantly reduced the damage to the small intestine and the immune response triggered by gluten or gliadin.

In preclinical pharmacokinetics studies, it was found that BL-7010 is not absorbed systemically and is excreted in the feces, hence presenting a very good safety profile. It was also found that BL-7010 interacts specifically with gliadin, and does not interact with tested vitamins, selected drugs or additional selected proteins.

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

In November 2014, we reported the final results of the study, including the results of the additional cohort tested. The final results of the study fully confirmed the positive unblinded results previously reported in July, and showed a substantially reduced level of gastrointestinal-related adverse events. Based on these results, we selected the dosing regimen of one gram, three times per day, of BL-7010 as the as the optimal repeated dose in the next efficacy study for celiac patients.

In addition, pharmacokinetic analyses revealed no systemic exposure of BL-7010 in plasma and urine samples from all patients at all doses and time points tested, both in the single- and repeated-dose regimens. In January 2016, we received confirmation regarding the classification of BL-7010 as a Class IIb medical device in the European Union. We believe this classification could significantly accelerate the development of BL-7010 in Europe.

Over the last year, we have invested considerable efforts in examining alternative development and commercialization pathways for BL-7010, in addition to the celiac disease pathway, including as a food supplement, in order to potentially address the multi-billion dollar market for gluten sensitivity. We believe the gluten sensitivity market has a significantly shorter time to market than drug or device pathways, especially in the U.S. market, where the device pathway is not available for BL-7010. We are currently conducting a number of activities towards the development of BL-7010 as a food supplement, including the development of a suitable product formulation, preparation of the documents necessary for a GRAS designation submission, and preparations for a relatively small clinical trial to support the marketing efforts we may conduct regarding gluten and/or gluten sensitivity. We expect to complete these activities by mid-2017 in order to support partnering discussions for the food supplement market in the U.S. and other relevant territories at that time. We will also continue to evaluate the pathway for celiac disease in Europe and will make a decision about the timing and scope of the next efficacy study for European registration over the next few months.

BL-5010

BL-5010 is a novel medical device containing a novel, acidic, aqueous solution and applicator for the non-surgical removal of benign skin lesions. It offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Since the treatment is non-invasive, it poses minimal infection risk and eliminates the need for anesthesia, antiseptic precautions and bandaging. The pre-filled device controls and standardizes the volume of solution applied to a lesion, ensuring accurate administration directly on the lesion and preventing both accidental exposure of the healthy surrounding tissue and unintentional dripping. It has an ergonomic design, making it easy to handle, and has been designed with a childproof cap. BL-5010 is applied topically on a skin lesion in a treatment lasting a few minutes with the pen-like applicator and causes the lesion to gradually dry out and fall off within one to four weeks. We have received European confirmation from BSI of the regulatory pathway classification of BL-5010 as a Class IIa medical device. We in-licensed the exclusive, worldwide rights to develop, market and sell BL-5010 from IPC in November 2007.

Development and Clinical History. We originally developed BL-5010 for the treatment of skin lesions such as seborrheic keratosis, or SK, and actinic keratosis. Clinically diagnosed skin lesions, or a growth or patch of skin that does not resemble the area surrounding it, are very common and often constitute a cosmetic and functional annoyance. Moles and warts are other examples of skin lesions. In 2009 and 2010 we conducted a successful Phase 1/2 clinical trial in 60 patients with SK in Germany and the Netherlands to assess the safety and efficacy of BL-5010 in completely removing the lesion and to assess the cosmetic outcome of the novel treatment. A pivotal, CE Mark registration trial for BL-5010 had been planned for 2014. However, during discussions in recent years with potential partners for the development and commercialization of BL-5010, we learned that they had more interest in the possibilities of BL-5010 for OTC indications than in its use by physicians for SK and other lesions. In December 2014, we entered into the out-licensing arrangement with Omega Pharma described below and the development activities for BL-5010 will be restricted for the time being to OTC indications.

Development and Commercialization Arrangement. In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma for the rights to BL-5010 for over-the-counter, or OTC, indications in the territory of Europe, Australia and additional selected countries. We will retain the OTC rights to BL-5010 in the United States and the rest of the world, as well as the non-OTC rights on a global basis. Under our out-licensing arrangement with Omega Pharma, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Omega Pharma will sponsor and manufacture BL-5010 in the relevant regions. Omega Pharma will pay us an agreed amount for each unit sold, and we will be entitled to certain commercial milestone payments. In addition, we will have full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights. During 2015, Omega Pharma conducted a 30-patient, open-label clinical study in Turkey to evaluate the advantages of BL-5010 in one of the intended OTC indications. Study results indicate that BL-5010 is safe and efficacious. Omega Pharma submitted an application for CE Mark designation for BL-5010 during the third quarter of 2015, and has completed the initial manufacturing process automation to support the product launch. The commercial launch of the first OTC indication for this product is expected during 2016. As a result of this out-licensing arrangement, as well as the previous discussions with other potential partners for this product, the development activities for BL-5010 are currently focused on OTC indications. However, we may decide to continue development of BL-5010 for non-OTC indications, including, but not limited to, SK, or for OTC indications in territories not out-licensed to Omega Pharma, primarily the U.S.

Other Therapeutic Candidates

BL-8020

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

BL-1040

BL-1040 (now called “Bioabsorbable Cardiac Matrix,” or BCM), is a novel, resorbable polymer solution for use in the prevention of ventricular remodeling that may occur in patients who have suffered an acute myocardial infarction, or AMI. BL-1040 is being developed as a medical device.

In 2009, we entered into an out-licensing arrangement with Bellerophon with regard to BL-1040, which we amended in January 2015. Under this arrangement, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. To date, we have received $17.0 million from Bellerophon, and we are entitled to receive up to an additional $265.5 million from Bellerophon upon achievement of certain development, regulatory, and commercial milestones. In addition, we are entitled to receive from Bellerophon royalties at the rate of 11-15% from net sales of any product developed under the arrangement. Pursuant to the January 2015 amendment, a certain milestone and related payments have been adjusted, but the total potential milestone payments to be paid to us under the license agreement remain the same.

In December 2011, Bellerophon commenced PRESERVATION I, a CE mark registration clinical trial of BL-1040. Enrollment for this trial was completed in December 2014, with 303 AMI patients having been recruited and treated. In July 2015, Bellerophon reported top-line results from PRESERVATION I, showing no statistically significant difference between patients treated with BCM versus placebo for both the primary and the secondary endpoints of the study. We have not yet received any notification from Bellerophon about their plans regarding the future of this program.

We are obligated to pay 28% of all net consideration received under this arrangement to B.G. Negev Technologies, the party from which we in-licensed BL-1040 in 2005. We have agreed to pay Ramot at Tel Aviv University Ltd., or Ramot, a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology. We have also agreed to indemnify Ramot and certain of its related parties in connection with our use of the technology we in-licensed from B.G. Negev Technologies.

Therapeutic Candidates in Preclinical Development

As of the date of this annual report, we have one preclinical stage therapeutic candidate. BL-9020 is a novel monoclonal antibody treatment designed to prevent immune-mediated destruction of insulin-producing beta cells in the pancreas. It was developed to treat Type 1 diabetes in early stage patients, during what is known as the “honeymoon period,” where the pancreatic beta cells have not been completely destroyed and continue to secrete insulin. BL-9020 targets NKp46, a unique target that is involved in the innate response against the pancreas. Pre-clinical studies in mouse models of Type 1 diabetes suggest that BL-9020 can inhibit beta cell death, thus preventing full maturation of the disease. This effect could significantly delay, and potentially prevent, the need for chronic insulin use by Type 1 diabetes patients, as well as provide a potential benefit in minimizing diabetes-related complications. Based on its mechanism of action, additional therapeutic indications may be relevant to BL-9020 as well, and we are currently evaluating these additional indications. We in-licensed BL-9020 from the Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., B.G. Negev Technologies and Hadasit Medical Research Services and Development Ltd., or Hadasit (the technology transfer company of Hadassah Medical Organization).

Termination of Therapeutic Candidates

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. In line with this strategy, during 2015 and the period subsequent thereto through the date of this report, we terminated one clinical and three pre-clinical stage therapeutic candidates.

BL-7040 was an orally available synthetic oligonucleotide which was in clinical development for the treatment of inflammatory bowel disease, or IBD.  Over the last two years, we invested significant efforts in attempting to locate a potential co-development, collaboration or licensing partner for this asset, and conducted numerous discussions with both mid-sized and large pharma companies in this direction. Ultimately, due to a combination of factors, we were unsuccessful in our efforts and have notified the licensors of our decision to terminate the project.

BL-8030 was a small molecule which we were developing for the treatment of hepatitis C. The compound was in pre-clinical development in collaboration with Jiangsu Chia-tai Tianqing Pharmaceutical Co., Ltd., or CTTQ, for China and Hong Kong. For addition details regarding CTTQ, see “— Other Out-licensing/Collaboration Agreements.” BL-1110 was a small molecule which we were developing for the treatment of neuropathic pain. BL-9010 was a bi-specific antibody intended to treat severe allergies and asthma. These three pre-clinical projects were terminated due to lack of efficacy and other scientific considerations as well as market considerations.

Product Development Approach

We seek to develop a pipeline of promising therapeutic candidates that exhibit distinct advantages over currently available therapies or address unmet medical needs. Our resources are focused on advancing our therapeutic candidates through development and toward commercialization. Our current drug development pipeline consists of six therapeutic candidates.

Our focus is principally on the therapeutic areas of oncology and immunology. However, we may also in-license therapeutic compounds outside of these areas in connection with our strategic collaboration with Novartis, as well as to a limited extent for our independent pipeline as the opportunities arise.

We have established relationships with various universities, academic and research institutions and biotechnology companies that permit us to identify and select compounds at various stages of clinical and pre-clinical development. Initially, we focused on Israeli institutions as the primary source of our therapeutic candidates. In Israel, we established close relationships with the Technion – Israel Institute of Technology, or Technion, Ben Gurion University of the Negev, Hebrew University of Jerusalem, Tel Aviv University, Bar Ilan University and the Weizmann Institute. More recently, we have begun to source therapeutic candidate opportunities worldwide. Although our focus since inception has been on identifying early development stage therapeutic candidates, over the last few years we have begun evaluating clinical and later-stage pre-clinical candidates in order to introduce therapeutic candidates with a greater potential for clinical success to our pipeline.

Once we identify a candidate, it enters our internal evaluation system and undergoes our rigorous selection process. We employ internal research efforts to evaluate candidates. We evaluate each compound’s potential for success by looking at the candidate’s efficacy, safety, total estimated development costs, technological novelty, patent status, market potential and approvability. Following evaluation and diligence, as necessary, a therapeutic candidate may also be evaluated by our Scientific Advisory Board and by disease-specific advisors for external scientific review. At each step of the process, a therapeutic candidate is subjected to critical evaluation and potential termination. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success.  To date, we have screened over 2,300 compounds, presented more than 70 candidates for final internal evaluation, initiated development of 45 therapeutic candidates and terminated 39 feasibility programs.

Once we approve a compound, we in-license the candidate and any related technology and our drug development team and project managers identify, define and oversee the necessary steps to development and commercialization. The design of an appropriate development plan is critical to our approach. We design experiments and studies that challenge the identified weaknesses of a compound, and often verify initial data by testing the compound in additional animal models, as well as in early-stage clinical studies.

Our development approach focuses on identifying and following what we believe will be successful pathways to commercialization. Our team has the expertise to move our candidates through all phases of preclinical and clinical development. Our staff includes professionals with extensive experience in drug development, chemistry, manufacturing and controls, or CMC, preclinical experimentation, clinical development, regulatory affairs, intellectual property protection and business development. We perform all of our development activities in our certified good laboratory practices, or GLP, grade chemistry laboratory or outsource these activities to contract research organizations, or CROs, that meet applicable regulatory standards. Following the generation of sufficient preclinical data, applications to regulatory authorities for the initiation of clinical trials are submitted. Phase 1 and 2 clinical trials are then conducted to demonstrate clinical proof of safety and efficacy. Following this stage of development we seek either to sublicense the therapeutic candidate to a pharmaceutical partner or, in certain circumstances, we may elect to complete development by ourselves. To the extent we in-license later stage compounds, we may eliminate certain of these development efforts.

Collaboration and Out-Licensing Agreements

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

Collaboration Agreement with MSD (Merck)

In January 2016, we announced a collaboration with MSD, known as Merck in the U.S. and Canada, to support a Phase 2 study investigating BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with metastatic pancreatic cancer. The Phase 2 study will evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T cells into the tumor and their reactivity. Per the terms of the agreement, we will sponsor and perform the study, which is planned to commence by mid-2016, and a portion of the study costs will be funded by Merck. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.

Out-Licensing Agreement with Omega Pharma

In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma for the rights to BL-5010 for over-the-counter, or OTC, indications in the territory of Europe, Australia and additional selected countries (collectively, the “Territory”). We will retain all OTC rights to BL-5010 in the United States and the rest of the world, as well as all non-OTC rights on a global basis. Omega Pharma is obligated to make all necessary efforts to launch a licensed product commercially in the Territory in 2016, including having secured sufficient licensed product supply to support such commercial launch. In addition, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the Territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications.

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

In January 2015, we reached an agreement with Bellerophon to amend the BL-1040 license agreement. The amendment changed a certain milestone and related payments, but the total potential milestone payments to be paid to us under the license agreement remain the same.

We must pay 28% of all net consideration we receive from Bellerophon to B.G. Negev Technologies, the institution from which we initially in-licensed the development rights to BL-1040. See “— In-Licensing Agreements — BL-1040.” We have agreed to pay Ramot a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology.

CTTQ

        In June 2013, we signed an out-licensing agreement with CTTQ the leading Chinese pharmaceutical company in the liver disease therapeutic area, granting CTTQ exclusive rights to develop, manufacture and commercialize BL-8030, an orally available treatment for HCV, in China and Hong Kong.

In January 2016, we received notice from CTTQ that it was exercising its right to terminate the agreement with us, effective in April 2016. We have also provided notice to the licensors of BL-8030 of the termination of our in-licensing agreement with them, which took effect in early March 2016.

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

Each party will be entitled to single-digit royalties on the sale of BL-9020 in the other party’s respective territory. We must pay 16% of all net consideration we receive from JHL to Yissum, B.G. Negev Technologies and Hadasit Medical Research Services and Development Ltd., the companies from which we initially in-licensed the development rights to BL-9020. In addition, we are required to pay 12% of all net consideration we receive as a result of the out-licensing of BL-9020, including without limitation the net consideration we receive from JHL, to a party that is assisting us in the initial development of BL-9020.

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

•
after the initial 12-month period and continuing until the earlier of (i) completion of the clinical trials contemplated under the agreement or (ii) grant of a sublicense, as follows: $65,000 per month for the following 12 months, $60,000 per month for the next six months and $50,000 per month thereafter until the earlier of the completion of the two clinical trials contemplated by the parties or the grant of a sublicense pursuant to the agreement. We are currently paying a development fee of $50,000 per month, which is expected to end following completion of the r/r AML study in the first quarter of 2016.

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

Should we independently develop manufacture and sell products (excluding sublicensing) containing the licensed technology, we are obligated to make royalty payments of 10% of net sales, subject to certain limitations.

The agreement also grants us the right to grant sublicenses for the licensed technology. In such event, we are required to pay Biokine a royalty payment of 40% of the amounts we receive as consideration in connection with any sublicensing, development, manufacture, marketing, distribution or sale of the licensed technology.

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

The license agreement remains in effect until the expiration of all of our license, royalty and sublicense revenue obligations to IPC, determined on a product-by-product and country-by-country basis, unless we terminate the license agreement earlier. We may terminate the license agreement for any reason on 30 days’ prior written notice. We may also terminate the license agreement upon 60 days’ prior written notice to IPC for scientific, regulatory or medical reasons  that would prevent us from continuing the development of the licensed technology pursuant to the development plan. Either party may terminate the agreement for material breach if the breach is not cured within 30 days after written notice from the non-breaching party. If the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, either party may terminate the agreement upon the occurrence of certain bankruptcy events.

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

Patents

As of March 1, 2016, we owned or exclusively licensed for uses within our field of business 18 patent families that collectively contain over 35 issued patents, three allowed patent applications and over 56 pending patent applications relating to the three clinical candidates listed below. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our three main therapeutic candidates are described below and include both issued patents and pending patent applications we exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

•
With respect to BL-8040, we have an exclusive license to two patent families that cover the molecule that is the active ingredient of our proprietary drug.  Patents and patent applications of these families have been granted or are pending in the United States, Europe, Japan and Canada. The patents and any patents to issue in the future based on pending patent applications in these families will expire in 2023 (in the United States) and 2021 (in other countries), plus any applicable patent term extension, which may add an additional term of up to 5 years on the patent.  In addition, we have an exclusive license to seven other patent families pending worldwide directed to the use of BL-8040 for the treatment of certain types of cancer and other indications. Furthermore, we have Orphan Drug status for both AML and stem cell mobilization, as well as data exclusivity protection afforded to BL-8040 as a new chemical entity, or NCE.

•
With respect to BL-7010, we have an exclusive license to a patent family directed to the BL-7010 composition and its use for the treatment of celiac disease, as well as its use as a food. Patents and patent applications of this family have been granted or are pending in the United States, Israel, Europe, Japan, Canada, Brazil, China, India, Mexico, Russia and Australia. The issued patents and any patents to issue in the future based on pending patent applications in this family will expire in October 2026, with a possibility of up to five years of patent-term extension.

•
With respect to BL-5010, we have an exclusive license to a patent family directed to a novel applicator uniquely configured for applying the BL-5010 composition to targeted skin tissue safely and effectively. Patents applications of this family are pending in the United States, Israel, Europe, Japan, Canada, China, Russia and Australia. Patents to issue will expire in 2034.

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

Scientific Advisory Board

Until 2015, our Scientific Advisory Board consisted of a number of leading scientists and physicians who played an active role in the evaluation of many of our in-licensing opportunities and the development of our pipeline. In addition, we sought advice from our Scientific Advisory Board on scientific and medical matters generally. As a result of our strategic decision over the last few years to focus on the therapeutic fields of oncology and immunology, in 2015 we decided to disband the previous Scientific Advisory Board and establish two separate new Boards to focus on providing insight and guidance for our activities in the fields of oncology and immunology. In December 2015, we announced the establishment of our oncology Scientific Advisory Board. We are currently in the process of setting up our immunology Scientific Advisory Board and hope to finalize this process by mid-2016.

With respect to each of the two therapeutic fields, the new Scientific Advisory Boards will, as deemed necessary:

•	screen certain potential relevant in-licensing and current therapeutic candidates;

•	oversee our research and development programs;

•	address specific scientific and technical issues relevant to the field; and

•	review certain strategic decisions we may consider related to the field.

The following table sets forth information for our oncology Scientific Advisory Board members.

Name	Position/Institutional Affiliation

J. Aaron Ciechanover, M.D., Ph.D.
Professor Ciechanover is a Distinguished University Professor at the Rappaport Faculty of Medicine of the Technion and the co-director of the Technion Integrated Cancer Center. He shared the 2004 Nobel Prize in Chemistry with Professors Avram Hershko and Irwin Rose for the discovery of ubiquitin-mediated protein degradation. Among his many other prizes are the Israel Prize in Biological Research (2003) and the Albert Lasker Award for Basic Medical research (2000).  He is a member of numerous learned societies, among them the Israeli Academy of Sciences and Humanities and the National Academies of Sciences and of Medicine of the USA (Foreign Associate). Professor Ciechanover was also a member of our original Scientific Advisory Board.

Jorge Eduardo Cortes, M.D.
Dr. Cortes is Professor of Medicine, Deputy Chair, and Chief of the CML and AML Sections of the Department of Leukemia at The University of Texas, MD Anderson Cancer Center (MDACC). Dr. Cortes has authored hundreds of peer-reviewed manuscripts, abstracts, book chapters, and other medical publications. He is an associate editor for the medical journal, Blood and serves on the editorial board of other journals such as the Journal of Clinical Oncology, the American Journal of Hematology and Clinical Cancer Research. In addition, Dr. Cortes serves on the Board of the International CML Foundation. Dr. Cortes has received numerous awards including The Service to Mankind Award from the Leukemia and Lymphoma Society and the Faculty Scholar Award from the MDACC for clinical research and for education.

Debasish Roychowdhury, M.D.
Dr. Roychowdhury is a leader in the pharmaceutical industry with a strong background in oncology research and development, and regulatory and commercial operations, having previously served in key senior leadership roles at Sanofi, GlaxoSmithKline and Eli Lilly. Dr. Roychowdhury has a distinguished track record in the field of oncology having been involved in the approval of nine oncology drugs, including Almita, Tykerb and Jevtana. Currently, he is President of Nirvan Consultants, LLC and in this capacity he serves in senior advisory roles for biotechnology companies to help advance their pipeline of therapeutic medicines. Dr. Roychowdhury also serves as a member of the Board of Directors for Lytix Biopharma AS and Radius Health, Inc. In his academic career, Dr. Roychowdhury served as a faculty member at the University of Cincinnati.

Yosef Yarden, Ph.D.
Professor Yarden is The Harold and Zeda Goldenberg Chair of Molecular Cell Biology of the Weizmann Institute of Science. He is a member of the Israel Academy of Sciences and Humanities and Past President of the Federation of the Israel Societies of Experimental Biology. Among his many awards, he has received the Susan G. Komen for the Cure® Brinker Award for Scientific Distinction in Basic Research, and the Ernst W. Bertner Memorial Award of the MD Anderson Cancer Center. Professor Yarden is also a member of the European Molecular Biology Organization, the European Cancer Academy and the Asia-Pacific International Molecular Biology Network. Professor Yarden was also a member of our original Scientific Advisory Board.

Manufacturing

Our laboratories, which are located in our headquarters in Modi’in, Israel, are compliant with both current good manufacturing practices, or cGMP, and certified Good Laboratory Practices, or GLP, and allow us to manufacture drug products for our current clinical trials. The suppliers of the drug substances used for our current clinical trials have the necessary approvals as well. See “— Property, Plant and Equipment.” If we decide to perform any Phase 3 clinical trial with respect to, or commercialize, any therapeutic candidate on our own, we anticipate that we will rely on third parties to produce the therapeutic supplies. We have limited personnel with experience in drug or medical device manufacturing and we lack the resources and capabilities to manufacture any of our therapeutic candidates on a commercial scale.

Under our out-licensing agreement with Bellerophon with regard to BL-1040, we have the option to manufacture at least 20% of BL-1040 products pursuant to the terms of a supply agreement to be negotiated in good faith with Bellerophon. See “— Other Out-Licensing Agreements — Bellerophon.” Under our collaboration agreement with Panmed and Genoscience with regard to BL-8020, we have agreed to supply, at the licensors’ request, the drug needed for a clinical trial to be administered by the licensors, subject to the parties agreeing to commercially reasonable supply terms. There can be no assurance that our therapeutic candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We and our contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products or medical devices. We and our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with cGMP, for drugs or QSR for devices on an ongoing basis, mandated by the FDA and other regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

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

BL-8040

 If approved, BL-8040 will compete with currently approved treatments for AML that include chemotherapy (Doxorubicin, Cytarabine, Vincristine), radiation therapy, stem cell transplantation and the hypomethylating agents Dacogen (decitabine), which has been developed by Eisai and Johnson & Johnson, and Vidaza (azacitidine), which has been developed by Celgene.

There are a number of potentially competitive compounds under development that act as CXCR4 inhibitors, including, among others, Mozobil (plerixafor), which is being marketed by Genzyme and Sanofi as a stem cell mobilizer for autologous stem cell transplantation; LY-2510924, which is being developed by Eli Lilly & Co; BMS-936564 (MDX-1338; ulocuplumab) developed by Bristol-Myers Squibb; F-50067 developed by Pierre Fabre; TG-0054 (burixafor) developed by TaiGen Biotechnology Co; POL-6326 developed by Polyphor Ltd; PTX-9908 developed by MicroConstants China and Pertinax Therapeutics Inc.; and X4P-001 developed by X4 Pharmaceuticals Inc.

Immuno-oncology is an area of great interest in the pharmaceutical market, specifically, immuno-oncology combination therapies. Recently, there has been growing attention to the combination of immuno-oncology agents with chemokines such as CXCR4 antagonist. One such combination therapy that is currently under development is BMS-936564 and Opdivo (ulocuplumab and nivolumab respectively, both of which are being developed by  Bristol-Myers Squibb).These combination therapies, among others, could potentially compete with the combination of BL-8040 and Keytruda® (pembrolizumab, developed by Merck & Co.).

In addition there are a number of potentially competitive compounds under development to treat AML including, among others, Qinprezo (vosaroxin), which is being developed by Sunesis Pharmaceuticals (pre-registration in Europe); BI-6727 (volasertib),  BIBF-1120 (nintedanib) and BI-836858, which are under development by Boehringer Ingelheim; Sprycel (dasatinib) developed under BMS; RG-6016 under development by Roche; OCV-501, under development by Otsuka Pharmaceutical; ibrutinib developed by Pharmacyclics, under license from Celera, and in collaboration with Janssen Biotech; CPI-613 developed by Cornerstone Pharmaceuticals; F-14512 developed by Pierre Fabre; SL-401 developed by Stemline Therapeutics; pacritinib developed by CTI BioPharma Corp;  Odomzo (sonidegib) developed by Novartis; venetoclax developed by AbbVie Inc.; lirilumab developed by Innate Pharma in collaboration with BMS; selinexor developed by Karyopharm Therapeutics;  ganetespib developed by Synta Pharmaceuticals; crenolanib, which is being developed by Arog Pharmaceuticals, under license from Pfizer; BVD-ERK developed by BioMed Valley Discoveries; tosedostat developed by CTI BioPharma; pidilizumab developed by Medivation, under license from CureTech; Velcade (bortezomib) developed by Janssen and Takeda; uprosertib developed by Novartis; Revlimid (lenalidomide) developed by Celgene; Tarceva (erlotinib) developed by Roche Astellas and Chugai; Mekinist (trametinib) developed by Novartis; Zolinza (vorinostat) developed by Merck and Co.; SGI-110 developed by Astex Pharmaceuticals; alvocidib developed by Tolero Pharmaceuticals Inc.; pracinostat developed by MEI Pharma; Estybon (rigosertib) developed by Onconova Therapeutics, Baxter International and Symbio; Sapacitabine developed by Cyclacel Pharmaceuticals; RP-323 under development by Rich Pharmaceuticals; AG-221 (enasidenib) developed by Agios Pharmaceuticals Inc. and Celgene Corp; guadecitabine, developed by Astex Pharmaceuticals Inc.; CPX-351 (liposomal Cytarabine + Daunorubicin), developed by Celator Pharmaceuticals Inc.; Some of these treatments are being developed for specific AML patient populations and lines of treatment (e.g., quizartinib developed by Ambit Biosciences as treatment for FLT3-ITD mutated AML patients; Nexavar (sorafenib), developed by Bayer; midostaurin, developed by Novartis; and ASP-2215 (gilteritinib), developed by Astellas Pharma Inc.) and not for the entire AML population. Some of these treatments can be developed for administration to AML patients in combination with BL-8040.

BL-7010

If approved, BL-7010 will compete with other products for treatment of celiac disease and gluten sensitivity that are currently undergoing development. There are several potentially competitive compounds under development for celiac disease such as larazotide acetate (AT-1001, Innovate Biopharmaceuticals Inc.), which inhibits the activity of zonulin; latiglutenase (ALV-003, AbbVie Inc. and Alvine Pharmaceuticals Inc.), which is a combination of gluten targeting proteases; nexvax2 (BTG plc and ImmusanT Inc.), which is a gluten epitope-based injectable vaccine, for the potential treatment of HLA DQ2-associated celiac disease. Currently, celiac patients are prescribed a gluten-free diet to relieve their disease symptoms. Nevertheless the symptoms persist in most cases despite the patient’s following a gluten-free diet. BL-7010, as well as the treatments specified above (except nexvax2), is envisioned to be prescribed to patients who are on a gluten-free diet but still suffer from disease symptoms. In addition, there are a few marketed OTC products, based on various mixtures of enzymes, that are taken in addition to a gluten-free diet and aim to enhance digestion of residual gluten, e.g., Tolerase®, G GlutenEase™, Enzymedica; Gluten Defense™, Enzymatic Therapy; BioCore DPP-IV® and NEC.

BL-5010

If approved, BL-5010 will compete with a variety of approved destructive and non-destructive treatments for skin lesions. Surgery is currently the most common approved non-destructive treatment for skin lesions but is invasive and painful, and generally results in cosmetically undesirable outcomes. Destructive treatments are associated with pain. Destructive treatments include cryotherapy, laser therapy, electrodessication, curettage and several cream-based treatments. Picato (Leo Pharma) and Metvixia® (Galderma Pharma) are cream-based treatments for skin lesions which have been approved in many countries.

Insurance

We maintain insurance for our offices and laboratory in Israel. This insurance covers approximately $5.3 million of equipment, consumables and lease improvements against risk of fire, lightning, natural perils and burglary (the latter coverage limited to $250,000), and $1.5 million of consequential damages (covering fixed damages and extra expenses). For our clinical activities, we carry life science liability insurance covering general liability with an annual coverage amount of $20.0 million per occurrence and product liability and clinical trials coverage with an annual coverage amount of $20.0 million each claim and in the aggregate. The maximum indemnity for a single occurrence, claim or circumstances under this insurance is $20.0 million. In addition, we maintain the following insurance: employer’s liability with coverage of approximately $10.0 million for each occurrence and in the aggregate; third party liability with coverage of approximately $5.0 million for each occurrence and in the aggregate; all risk coverage of approximately $2.0 million for electronic and mechanical equipment; and directors’ and officers’ liability with coverage of $20.0 million for each occurrence and in the aggregate.

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

Historically, different requirements by different countries’ regulatory authorities have influenced the submission of applications. However, a trend toward harmonization of drug and medical device approval standards, starting in individual territories in Europe and then in the EU as a whole, in Japan, and in the United States under the aegis of what is now known as the International Council on Harmonisation, or ICH (created as the International Conference on Harmonisation in 1990), is gradually narrowing these differences. In many cases, compliance with ICH standards can help avoid duplication of non-clinical and clinical trials and enable companies to use the same basis for submissions to each of the respective regulatory authorities. The adoption of the Common Technical Document format by the ICH has greatly facilitated use of a single regulatory submission for seeking approval in the ICH regions and certain other countries such as Canada and Australia.

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

Unless a drug is exempt from the NDA process, the steps required before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation development;

•	submission to the FDA of a request for an investigational new drug, or IND, to conduct human clinical testing;

•	adequate and well controlled clinical trials to determine the safety and efficacy of the drug for each indication as well as to establish the exposure levels;

•	submission to the FDA of an NDA;

•	a potential public hearing of an outside advisory committee to discuss the application;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is manufactured; and

•	FDA review and approval of the NDA.

Preclinical studies include laboratory evaluation of product chemistry, toxicity, formulation and stability, as well as animal studies. For studies conducted in the United States, and certain studies carried out outside the United States, we submit the results of the preclinical studies, together with manufacturing information and analytical results, to the FDA as part of an IND, which must become effective before we may commence human clinical trials. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND does not always result in the FDA allowing clinical trials to commence and the FDA may halt a clinical trial if unexpected safety issues surface or the study is not being conducted in compliance with applicable requirements.

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

NDAs and BLAs

After successful completion of the required clinical testing, an NDA, or in the case of certain biological products a Biological Product Application, or BLA, is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before product marketing may begin in the United States. The NDA/BLA must include the preclinical and clinical testing results and a compilation of detailed information relating to the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. In certain cases, an application for marketing approval may include information regarding the safety and efficacy of a proposed drug that comes from trials not conducted by, or for, the applicant and for which trials the applicant has not obtained a specific right to reference. Such an application, known as a 505(b)(2) NDA, is permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication.  Although 505(b)(2) is a type of NDA, it has been used in the US to obtain approval of follow-on biologics (also termed biosimilars) where limited clinical data is necessary to show that the follow-on is the same as the reference product. However, 505(b)(2) can be used to seek approval for a biologic only until March 23, 2020, and only for follow-on biologics of a class for which a product has already been approved under 505(b)(2). In this way, several natural source products and recombinant proteins have been approved as generic drugs under Section 505(b)(2) of the FDCA.  An additional pathway for approval of follow-on biologics is discussed in the section “Generic Competition” below. As interpreted by the FDA, Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product. Under this interpretation, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA’s finding of safety and efficacy of the previously approved product coupled with new clinical data and information needed by the FDA to support the change. NDAs submitted under 505(b)(2) are potentially subject to patent and non-patent exclusivity provisions which can block effective approval of the 505(b)(2) application until the applicable exclusivities have expired, which in the case of patents may be several years. The cost of preparing and submitting an NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor under an NDA approved by the FDA is also subject to annual product and establishment user fees. These fees are typically increased annually. Separate fees are payable for an Abbreviated New Drug Application, or ANDA, and for Biosimilar Biological Product Development, or BPD.

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

If the FDA’s evaluation of the NDA or BLA submission or manufacturing processes and facilities is not favorable, the FDA may refuse to approve the NDA or BLA and may issue a complete response letter. The complete response letter indicates that the review cycle for an application is complete and that the application is not ready for approval. The complete response letter will describe specific deficiencies and, when possible, will outline recommended actions the applicant might take in order to place the application in condition for approval. Following receipt of a complete response letter, the company may submit additional information and start a new review cycle, withdraw the application or request a hearing. Failure to take any of the above actions may result in the FDA considering the application withdrawn following 1 year from issuance of the complete response letter. In such cases, the FDA will notify the company and the company will have 30 days to respond and request an extension of time in which to resubmit the application. The FDA may grant reasonable requests for extension. If the company does not respond within 30 days of the FDA’s notification, the application will be considered withdrawn. Even with submission of additional information for a new review cycle, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The Pediatric Research Equity Act, or PREA, requires NDAs (or NDA supplements) for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to contain results assessing the safety and efficacy for the claimed indication in all relevant pediatric subpopulations. Data to support dosing and administration also must be provided for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for the submission of results or full or partial waivers from the PREA requirements (for example, if the product is ready for approval in adults before pediatric studies are complete, if additional safety data is needed, among others). In addition, under the Best Pharmaceuticals for Children Act, or BPCA, the FDA may issue a written request to the company to conduct clinical trials in the pediatric population that are related to the moiety and expand on the claimed indication. The studies are voluntary, but may award the company with 6 months of marketing exclusivity if conducted according to good scientific principles and address the written request. Finally, a sponsor can request that a product that must be studied under PREA to be studied also under the BPCA to allow the sponsor to be eligible for six-months of pediatric exclusivity.

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

The BPCIA provides the manufacturer of the innovator product with economic protection by granting a period of “exclusivity” during which follow-on products may not be approved. A BLA for approval of a follow-on biological product may not be submitted for 4 years after the reference product was initially approved. The FDA may not approve a BLA for a follow-on biological product until 12 years after the reference product was first licensed. No additional period of exclusivity will be granted to a previously licensed biologic product when subsequent applications are made for a new indication, route of administration, dosage form, or dosing strength. However, each of the periods of exclusivity may be extended by 6 months if studies of the innovator biological product in the pediatric population are requested by the U.S. Secretary of Health and Human Services and carried out.

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

FDA Approval or Clearance of Medical Devices

In the United States, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the controls the FDA determines necessary to reasonably ensure their safety and efficacy:

•	Class I: general controls, such as labeling and adherence to Quality System Regulations, or QSRs. Some Class I medical devices require 510(k) pre-market notification although most are exempt;

•	Class II: general controls, 510(k) pre-market notification, and specific controls such as performance standards, patient registries, and postmarket surveillance; and

•	Class III: general controls and approval of a pre-market approval, or PMA.

All new devices are class III by operation of law unless the FDA (1) determines the new device to be substantially equivalent (SE) to a device previously classified in class I or class II, (2) grants a risk-based (“de novo”) classification request, or (3) reclassifies the device into class I or II.

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

If human clinical trials of a medical device are required and the device presents a significant risk, the sponsor of the trial must file an investigational device exemption, or IDE, application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and/or laboratory testing. If the IDE application is approved by the FDA, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA upon receipt of the respective IRB approvals. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more institutional review boards without separate approval from the FDA. Submission of an IDE does not give assurance that the FDA will approve the IDE and, if it is approved, the FDA may determine that the data derived from the trials do not support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study indication or the rights, safety or welfare of human subjects. The trial also must comply with the FDA’s IDE regulations and informed consent must be obtained from each subject.

FDA Nutritional Segment

In the United States, two regulatory pathways exist for dietary ingredients, one for ingredients marketed in food and the other for dietary ingredients marketed in nutritional supplements. Dietary ingredients that were marketed in nutritional supplements prior to October 1994 are not subject to premarket authorization requirements. All other dietary ingredients must undergo a “premarket notification” process. This process requires the manufacturer to detail the quality and safety of the ingredient and file such information with the FDA at least 85 days prior to placing the ingredient on the market as a dietary supplement.

           Food ingredients must be determined to be safe prior to being added to foods. The following categories of food ingredients are considered to be safe by the FDA:

•	a food additive that has received pre-market approval from the FDA;

•
an ingredient that is generally recognized, among qualified experts, as having been adequately shown to be safe under the conditions of its intended use (referred to as generally recognized as safe, or “GRAS”); or

•	an ingredient that was determined to be safe for use in food prior to September 6, 1958 (a list of these substances that are GRAS are published by the FDA in the Federal Register).

For an ingredient to be considered GRAS, the manufacturer of the ingredient must provide information on the quality and safety of the ingredient for its intended use as well as the results of relevant clinical studies. Such information is reviewed by qualified experts who determine whether the ingredient has been adequately shown to be GRAS. Additionally, such information may be voluntarily submitted to the FDA for review. If the FDA is satisfied with the determination of the new ingredient as GRAS, it will issue an Agency Response Letter advising that the agency has no questions regarding the safety conclusions of the ingredient.

Manufacturers and distributors of dietary supplements and dietary ingredients are prohibited from marketing products that are adulterated or misbranded. That means that these firms are responsible for evaluating the safety and labeling of their products before marketing to ensure that they meet all the requirements of DSHEA and FDA regulations. The FDA is responsible for taking action against any adulterated or misbranded dietary supplement product after it reaches the market.

European Economic Area

Clinical Trials

The European Medicines Agency relies on the results of clinical trials carried out by pharmaceutical companies to reach its opinions on the authorization of medicines. Although the authorization of clinical trials occurs at Member State level, the Agency plays a key role in ensuring that the standards of good clinical practice (GCP) are applied across the European Economic Area (EEA) in cooperation with the Member States. It also manages a database of clinical trials carried out in the European Union. Clinical trials are currently regulated under Directive 2001/20/EC. However, in April 2014 a new Regulation on clinical trials on medicinal products for human use was adopted. The Regulation entered into force on in June 2014 but will apply no earlier than May 28, 2016. The Regulation will apply to interventional clinical trials on medicines once the Regulation is in operation, and to all trials authorized under the previous legislation (Directive (EC) No. 2001/20/EC) and still ongoing three years(the transition period) after the Regulation has come into operation. The regulation ensures that:

•	the rules for conducting clinical trials are consistent throughout the EU;

•	transparent information is made publicly available on the authorization, conduct, and results of each clinical trial carried out in the EU.

Marketing Authorization Procedures

A medicinal product may only be placed on the market in the European Economic Area, or EEA, composed of the 28 EU member states, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of a member state pursuant to Directive 2001/83/EC, as amended, or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004, as amended, or its predecessor, Regulation 2309/93. There are essentially three EU procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the EEA.

Centralized Procedure

Regulation 726/2004/EC now governs the centralized procedure when a marketing authorization is granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the European Medicines Agency, or EMA. That authorization is valid throughout the entire EEA and directly or (as to Norway, Iceland and Liechtenstein) indirectly allows the applicant to place the product on the market in all member states of the EEA. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products, as described in the Annex to Regulation 726/2004, must be authorized centrally. These are products that are developed by means of a biotechnological process in accordance with Paragraph 1 to the Annex to the Regulation or veterinary products designed to promote animal growth or increase yield in accordance with Paragraph 2. The mandatory centralized procedure is applicable to: (a) medicinal products for human use containing an active substance authorized in the EU after May 20, 2004 for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorder or diabetes; (b) autoimmune diseases and other immune dysfunctions and viral diseases; (c) all medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000;   and (d) medicines derived from biotechnology processes or advanced therapy medicinal products, such as gene therapy, tissue engineered and somatic cell therapy products. An applicant may also opt for assessment through the centralized procedure if it can show that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization centrally is in the interests of patients at the EU level. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application or within 150 days by means of an accelerated procedure. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the decision granting a marketing authorization, within 67 days. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. A refusal of a centralized marketing authorization constitutes a prohibition on placing the given medicinal product on the market in the EU.

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

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of good manufacturing practice as set out in Directive 2003/94/EC for medicines and investigational medicines for human use or Directive 91/412/EEC for medicines for veterinary use and Volume 4 of the “Rules Governing Medicinal Products in the European Community” and distributed in accordance with Directive 92/25/EEC and current guidance. Moreover, EU law requires the clinical results in support of clinical safety and efficacy to be based upon clinical trials conducted in the EU in compliance with the requirements of Directives 2001/20/EC and 2005/28/EC, which implement good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the EU and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the EU.

National Procedure

In order to increase availability of medicinal products, in particular on smaller markets, Article 126a of Directive 2001/83/EC provides that, in the absence of a marketing authorization or of a pending application for authorization for a medicinal product, which has already been authorized in another Member State, a Member State may for justified public health reasons authorize the placing on the market of that medicinal product. In such cases, the competent authority of the Member State has to inform the marketing authorization holder in the Member State in which the medicinal product concerned is authorized, of the proposal to authorize the placing on the market under this Article.

When a Member State avails itself of this possibility, it must adopt the necessary measures in order to ensure that the requirements for the labelling and package leaflet, classification of the medicinal product, advertising, pharmacovigilance and supervision and sanctions are complied with. For the specific mechanisms chosen by the Member States to implement this provision, the relevant national legislation is referred to. The register of the medicinal products authorized under Article 126a is available at the European Commission web-site.

For medicinal products authorized in accordance with Article 126a of Directive 2001/83/EC, marketing authorization holders do not qualify for the pediatric development rewards as described in Regulation (EC) No. 1901/2006.

Types of Marketing Authorization Applications:

There are various types of applications for marketing authorizations. The legal basis for all types of application is set out in Directive 2001/83/EC and in Regulation (EC) No726/2004.

A. Full Applications. A full application is one that is made under any of the EU procedures described above and “stands alone” in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83/EC, as amended, to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(l) in particular refers to the need to present the results of the applicant’s research on (1) pharmaceutical (physical-chemical, biological or microbiological) tests, (2) preclinical (toxicological and pharmacological) studies and (3) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC, as amended. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

B. Abridged Applications. Article 10 of Directive 2001/83/EC contains exemptions from the requirement that the applicant provide the results of its own preclinical and clinical research. There are four regulatory routes for an applicant to seek an exemption from providing such results, namely (1) cross-referral to an innovator’s results without consent of the innovator (used for generic medicines or similar biological medicinal products), (2) well established use according to published literature, (3) fixed combination products, and (4) informed consent to refer to an existing dossier of research results filed by a previous applicant.

(1) Cross-referral to Innovator’s Data

Generic Applications. Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with EU provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of preclinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

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

Hybrid Applications (equivalent to the U.S. 505(b)(2) NDA). If the copy product does not meet the definition of a generic medicinal product or if certain types of changes occur in the active substance(s) or in the therapeutic indications, strength, pharmaceutical form or route of administration in relation to the reference medicinal product, Article 10(3) of Directive 2001/83/EC provides that the results of the appropriate preclinical studies or clinical trials must be provided by the applicant.

Similar Biological Applications. Article 10(4) refers to a biological medicinal product which is similar to a reference biological product and does not meet the conditions in the definition of generic medicinal products, owing to, in particular, differences relating to raw materials or differences in manufacturing processes of the biological medicinal product and the reference biological medicinal product. For such products, the results of appropriate pre-clinical tests or clinical trials relating to these conditions must be provided in accordance with the criteria stated in the Annex and related guidelines. The results of other tests and trials from the reference medicinal product's dossier shall not be provided.

(2) Well-established Medicinal Use

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

(3) Fixed Combination Application

Under Article 10(b) of Directive 2001/83/EC, as amended, and Annex I, Part II(5), fixed-combination applications are possible for medicinal products containing active substances used in the composition of authorized medicinal products (but not to be used in combination for therapeutic purposes). In that case, the results of new preclinical tests or new clinical trials relating to that combination shall be provided in accordance with Article 8(3)(i), but it is not necessary to provide scientific references relating to each individual active substance. Moreover, any fixed combination may be considered a complete/full, independent application because it is a new and unique medicinal product requiring a separate summary of product characteristics, or SmPC.

(4) Informed Consent

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

C. Mixed Marketing Authorization Applications

Annex I, Part II(7) of Directive 2001/83/EC, as amended, specifies that mixed marketing authorization applications, or MAAs, must present published scientific literature together with original results of tests and trials. Such applications must be submitted and processed following the complete, full and independent MAA dossier requirements. These requirements apply to the use of bibliographic references in mixed dossiers both as supporting data for the applicant’s own tests and trials or in order to replace any tests or trials in Module 4 and/or 5. All other module(s) are in accordance with the structure described in Part I of the above-mentioned Annex 1. The Competent Authority will accept the applicant’s proposed format on a case-by-case basis.

Law Relating to Pediatric Research

 Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006) was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population. It requires any application for marketing authorization made after July 26, 2008 in respect of a product not authorized in the EU on January 26, 2007, the time the Regulation entered into force, to include studies in children conducted in accordance with a pediatric investigation plan agreed to by the relevant European authorities, unless the product is subject to an agreed waiver or deferral or unless the product is excluded from the scope of Regulation 1902/2006 (generics, hybrid medicinal products, biosimilars, homeopathic and traditional (herbal) medicinal products and medicinal products containing one or more active substances of well-established medicinal use. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. Moreover, this regulation imposes the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation (EEC) 1768/92 codified as Regulation (EC) no. 469/2009 or by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to orphan drug designation, in which case the 10-year market exclusivity period for such orphan products is extended to 12 years. If any of the non-centralized procedures for marketing authorization have been used, the six month extension of the supplementary protection certificate is only granted if the medicinal product is authorized in all member states. Where the product is no longer covered by a patent or supplementary protection certificate, the applicant may make a separate application for a Pediatric Use Marketing Authorization, or PUMA, which, on approval, will provide eight years’ protection for data and 10 years’ marketing protection for the pediatric results.

In June 2013, the European Commission published a report on the first five years of implementation of the Regulation. The report concludes that pediatric development has become a more integral part of the overall development of medicinal products in the EU, with the Regulation working as a major catalyst to improve the situation for young patients

Post-authorization Obligations

An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post-authorization regulations relating to the marketing and other activities of authorization holders. These include requirements relating to provision of a risk management plan and provision of annual periodic safety update reports, carrying out of post-authorization efficacy studies and/or post-authorization safety studies, maintenance of a pharmacovigilance system master file, adverse event reporting, signal detection and management and other pharmacovigilance activities conducted under an established quality system, advertising, packaging and labeling, patient package leaflets, distribution and wholesale dealing. The regulations frequently operate within a criminal law framework, and failure to comply with the requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers.

Any authorization granted by member state authorities, which within three years of its granting is not followed by the actual placing on the market of the authorized product in the authorizing member state ceases to be valid. When an authorized product previously placed on the market in the authorizing member state is no longer actually present on the market for a period of three consecutive years, the authorization for that product shall cease to be valid. The same two three year periods apply to authorizations granted by the European Commission based on the centralized procedure.

Approval of Medical Devices

In the EEA there is a consolidated system for the authorization of medical devices as provided for in three core directive: the Medical Device Directive 93/42/EEC as amended by Directive 93/68/EEC on CE marking, Directive 90/385/EEC, as amended by Directive 2007/47/EC, regarding active implantable medical devices and Directive 98/79/EC regarding in vitro diagnostic medical devices. The European Union requires that manufacturers of medical devices obtain the right to affix the CE mark to their products, which shows that the device has a Declaration of Conformity, before selling them in European Union member countries. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards, which vary according to the nature of the device. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products and commercially distribute those products throughout the European Union without further conformance tests being required in other member states.

In September 2012, the European Commission adopted a Proposal for a Regulation of the European Parliament and of the Council on medical devices and a Proposal for a Regulation of the European Parliament and of the Council on in vitro diagnostic medical devices which will, once adopted by the European Parliament and by the Council, replace the existing three medical devices directives. Revisions include extension of the scope for legislation, better supervision of independent assessment bodies, clear rights for manufacturers/distributors and stronger requirements for medical evidence.

Israel

Israel Ministry of the Environment — Toxin Permit

In accordance with the Israeli Dangerous Substances Law - 1993, the Ministry of the Environment is required to grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until December 2018.

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

Israeli Government Programs

Office of the Chief Scientist

Research and Development Grants. A number of our therapeutic products have been financed, in part, through funding from the OCS in accordance with Research Law. Through December 31, 2015 we have received approximately $19.5 million in aggregate funding from the OCS.  As of December 31, 2015, we have a contingent obligation to the OCS (other than for BL-8040 – see below) in the total amount of $0.2 million under all of our approved programs. In connection with the in-licensing of BL-8040 from Biokine, and as a condition to OCS consent to the transaction, we agreed to abide by any obligations resulting from funds previously received by Biokine from the OCS. The contingent liability to the OCS assumed by us relating to this transaction amounts to $2.7 million as of December 31, 2015. We have a full right of offset for amounts payable to the OCS from payments that we may owe to Biokine in the future. Therefore, the likelihood of any payment obligation to the OCS with regard to the Biokine transaction is remote. Under the Research Law as in effect prior to the R&D Amendment and the terms of the grants, royalties on the revenues derived from sales of products developed with the support of the OCS were payable to the Israeli government, generally at the rate of 3% during the first three years of repayment, 4% during the subsequent three years and 5% from the seventh year onwards, although these terms would be different if we were to receive OCS approval to manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel. The obligation to make these payments terminates upon repayment of the amount of the received grants as adjusted for fluctuation in the dollar/shekel exchange rate, plus interest and any additional amounts as described below. However, we could be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest) if we receive approval to manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel, depending on the portion of total manufacturing that was performed outside of Israel, as further described below, and we could be required to pay additional amounts in respect of the technology developed under these projects that was otherwise transferred outside of Israel, as further described below. The amounts received bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that was published on the first business day of each calendar year.

Pursuant to the Research Law as in effect prior to the R&D Amendment, recipients of funding from the OCS were prohibited from manufacturing products developed using OCS grants or derived from technology developed with OCS grants outside of the State of Israel and from transferring rights to manufacture such products outside of Israel. However, the OCS could, in special cases, approve the transfer of manufacture or of manufacturing rights of a product developed in an approved program or which resulted therefrom, outside of Israel. If we were to receive approval to manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel, we would be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest), depending on the portion of total manufacturing that was performed outside of Israel. In addition, the royalty rate applicable to us could possibly increase. Such increased royalties constituted the total repayment amount required in connection with the transfer of manufacturing rights of OCS funded products outside Israel. The Research Law, as in effect prior to the R&D Amendment, did enable companies to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties (but resulting in a lower grant amount); however, the OCS rarely granted such prior approval.

Under the Research Law, as in effect prior to the R&D Amendment, we were prohibited from transferring our OCS-financed technologies, technologies derived therefrom and related intellectual property rights outside of Israel except under limited circumstances and only with the approval of the OCS and upon making a payment to the OCS. The required approvals may not have been received for any proposed transfer and, if received, we could be required to pay the OCS an amount calculated in accordance with the applicable formula set out in the Research Law. The scope of the support received, the royalties that we already paid to the OCS, the amount of time that elapsed between the date on which the technology was transferred and the date on which the OCS grants were received and the sale price and the form of transaction were to be taken into account in order to calculate the amount of the payment to the OCS. The repayment amount was subject to a maximum limit calculated in accordance with a formula set forth in regulations enacted during 2012. In addition, any decrease in the percentage of manufacture performed in Israel of any product or technology, as originally declared in the application to the OCS with respect to the product or technology, could require us to notify, or to obtain the approval of, the OCS, and could result in increased royalty payments to the OCS of up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that was performed outside of Israel.

Approval of the transfer of technology to residents of Israel was required prior to the R&D Amendment, and could be granted in specific circumstances, only if the recipient agreed to abide by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties.

In July 2015, the Knesset enacted the R&D Amendment after reaching the conclusion that the pre-R&D Amendment regime was not flexible enough to allow the OCS and the recipients of research and development funding to respond quickly to the challenges of a changing world. Pursuant to the R&D Amendment, the OCS was replaced with the Authority, which is comprised of the Council of the Authority, or Council, a Director General and the Research Committees. The Chief Scientist will become the head of the Authority. According to the R&D Amendment, the Council will have broad discretion regarding material matters, including, among others, with respect to the new funding programs, or Tracks, and requirements with respect to manufacture in Israel and transfer of manufacture abroad (including payment for such transfer). While the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions have been largely rescinded by the R&D Amendment. Many of these matters will now be decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of Authority-funded know-how and rights vest with the recipient of assistance and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment stipulates that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances. Nonetheless, these matters are merely guidelines, and the essential matters will be determined by the Council in its discretion. While the R&D Amendment is designed to provide flexibility in a rapidly-changing business environment, leaving the above essential matters to the Council’s discretion currently causes much ambiguity as to the implementation of the R&D Amendment.

The State of Israel does not own intellectual property rights in technology developed with OCS or Authority funding and there is no restriction on the export of products manufactured using technology developed with OCS or Authority funding. The technology is, however, subject to transfer of technology and manufacturing rights restrictions as described above.

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

C. Organizational Structure

Our corporate structure consists of BioLineRx Ltd. and one wholly-owned inactive subsidiary: BioLineRx USA Inc. Until the end of 2014, BioLineRx Ltd. had two other wholly-owned entities: BioLine Innovations Jerusalem Limited Partnership, or BIJ L.P. and BioLine Innovations Jerusalem Ltd., or BIJ Ltd. Both BIJ L.P. and BIJ Ltd. were engaged in the operation of our biotechnology incubator. Our incubator agreement with the OCS expired at the end of 2013. As a result, we decided to transfer all the employees, activities and assets from the incubator to BioLineRx Ltd., and liquidated BIJ L.P. and BIJ Ltd. in December 2014 and 2015, respectively.

D. Property, Plant and Equipment

We are headquartered in Modi’in, Israel. Until June 2015, our headquarters were located in Jerusalem. The facility consists of 1,663 square meters (approximately 17,900 square feet) of space and lease payments are approximately $27,000 per month, including maintenance fees and parking. This facility houses both our administrative and research operations and our central laboratory. The central laboratory consists of approximately 380 square meters and includes an analytical chemistry laboratory, a formulation laboratory and a tissue culture laboratory. Our central laboratory is compliant with both cGMP and certified GLP, which allows us to manufacture therapeutic supplies for our current clinical trials. All of our employees are based in this facility.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this annual report.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those in “Item 3. Key Information — Risk Factors.”

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or address unmet medical needs. Our current development pipeline consists of three main clinical therapeutic candidates: BL-8040, BL-7010 and BL-5010. In addition, we have three other therapeutic candidates in clinical and pre-clinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently. Our focus is principally on the therapeutic areas of oncology and immunology. However, we may also in-license therapeutic compounds outside of these areas in connection with our strategic collaboration with Novartis, as well as to a limited extent for our independent pipeline as the opportunities arise.

Clinical Stage Pipeline

The following is a description of our three main clinical therapeutic candidates:

•	BL-8040 is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for multiple cancer and hematological indications.

➢
In June 2013, we commenced a Phase 2 trial for the treatment of r/r AML, which is currently being conducted at five world-leading cancer research centers in the U.S. and at five premier sites in Israel.  In November 2015, we announced positive results from the dose escalation stage of this study, including clinical response data. Top-line results of the study are expected in the first quarter of 2016.

➢
In March 2015 we reported successful top-line safety and efficacy results from a Phase 1 safety and efficacy trial for the use of BL-8040 as a novel treatment for stem cell mobilization, which was conducted at the Hadassah Medical Center in Jerusalem. More comprehensive data from this study was reported at the European Hematology Association (EHA) Conference in June 2015. In October 2015, we held a “Type B” meeting with the FDA to discuss the next steps in the clinical development plan for stem cell mobilization. In December 2015, we announced the filing of regulatory submissions required to commence a Phase 2 trial at Washington University School of Medicine in St. Louis for use of BL-8040 in stem cell mobilization for allogeneic transplantation. The trial is expected to commence shortly after receipt of regulatory approval, anticipated in the first quarter of 2016.

➢
In August 2015, we initiated a Phase 2b trial in Germany, in collaboration with the German Study Alliance Leukemia Group, as a consolidation treatment for AML patients who have responded to standard induction treatment. The Phase 2b trial is a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of BL-8040 in addition to standard consolidation therapy in AML patients. Up to 194 patients will be enrolled in the trial. The primary endpoint of the study is to compare the relapse free survival (RFS) time in AML subjects in their first remission during a minimum follow-up time of 18 months after randomization. Top-line results of this study are expected in 2018.

➢
In November 2015, we commenced a Phase 1/2 trial, in collaboration with the MD Anderson Cancer Center, for BL-8040 as a treatment for hypoplastic myelodysplastic syndrome (hMDS) and aplastic anemia (AA). The study will be open label and designed to evaluate the safety, tolerability and efficacy of the combination of BL-8040 with immunosuppressive therapies (hATG, cyclosporine and methylprednisone).

➢
In January 2016, we entered into a collaboration with MSD, known as Merck in the U.S. and Canada, in the field of cancer immunotherapy. We plan to sponsor and conduct a Phase 2 study investigating BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with metastatic pancreatic adenocarcinoma. The study is an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T cells into the tumor and their reactivity. The study is planned to commence by mid-2016.

➢
We are also planning to commence a Phase 2a trial for BL-8040 in the second half of 2016, also in collaboration with the MD Anderson Cancer Center, for the treatment of AML patients with the FLT3-ITD mutation.

➢
In September 2013, the FDA granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML; and in January 2014, the FDA granted an Orphan Drug Designation to BL-8040 as a treatment for stem cell mobilization. In January 2015, the FDA modified this Orphan Drug Designation for BL-8040 for use either as a single agent or in combination with G-CSF.

•
BL-7010 is a novel, non-absorbable, orally available, high-molecular-weight co-polymer intended for the treatment of celiac disease and gluten sensitivity. In December 2013, we commenced a Phase 1/2 trial for BL-7010 at Tampere Hospital in Finland, a leading site for celiac research. This study was conducted based on an initial medical device submission, under a conditional approval received from the regulatory authorities. In November 2014, we reported the final results of the study. BL-7010 was found to be safe and well tolerated in both single- and repeated-dose administrations. Based on these results, we selected the dosing regimen of one gram, three times per day, of BL-7010 as the optimal repeated dose in the next efficacy study for celiac patients. In January 2016, we received confirmation regarding the classification of BL-7010 as a Class IIb medical device in the European Union.

Over the last year, we have invested considerable efforts in examining alternative development and commercialization pathways for BL-7010, in addition to the celiac disease pathway, including as a food supplement, in order to potentially address the multi-billion dollar market for gluten sensitivity. We believe the gluten sensitivity market has a significantly shorter time to market than drug or device pathways, especially in the U.S. market, where the device pathway is not available for BL-7010. We are currently conducting a number of activities towards the development of BL-7010 as a food supplement, including the development of a suitable product formulation, preparation of the documents necessary for a GRAS designation submission, and preparations for a relatively small clinical trial to support the marketing efforts we may conduct regarding gluten and/or gluten sensitivity. We expect to complete these activities by mid-2017 in order to support partnering discussions for the food supplement market in the U.S. and other relevant territories at that time. We will also continue to evaluate the pathway in Europe for celiac disease and will make a decision about the timing and scope of the next efficacy study for European registration over the next few months.

•
BL-5010 is a customized, proprietary pen-like applicator containing a novel, acidic, aqueous solution for the non-surgical removal of skin lesions. In December 2010, we announced positive results from a Phase 1/2 clinical trial of BL-5010. We have received European confirmation from BSI of the regulatory pathway classification of BL-5010 as a Class IIa medical device. In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma (now a subsidiary of Perrigo Company plc) for the rights to BL-5010 for over-the-counter, or OTC, indications in the territory of Europe, Australia and additional selected countries. In September 2015, we reported that Omega Pharma submitted an application for CE marking for BL-5010. During 2015, Omega Pharma conducted a 30-patient, open-label clinical study in Turkey to evaluate the advantages of BL-5010 in one of the intended OTC indications. Study results indicate that BL-5010 is safe and efficacious. Omega Pharma submitted an application for CE Mark designation for BL-5010 during the third quarter of 2015, and has completed the initial manufacturing process automation to support the product launch. The commercial launch of the first OTC indication for this product is expected during 2016.

Principal Partnering and Collaboration Agreements

In December 2014, we entered into a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates. Under the agreement, we intend, in collaboration with Novartis, to co-develop a number of pre-clinical and early clinical therapeutic projects through clinical proof-of-concept for potential future licensing by Novartis.

In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma for the rights to BL-5010 for over-the-counter or OTC indications in the territory of Europe, Australia and additional selected countries. We will retain all OTC rights to BL-5010 in the United States and the rest of the world, as well as all non-OTC rights on a global basis. Under our out-licensing arrangement with Omega Pharma, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Omega Pharma will sponsor and manufacture BL-5010 in the relevant regions. Omega Pharma will pay us an agreed amount for each unit sold, and we will be entitled to certain commercial milestone payments. In addition, we will have full access to all clinical and research and development data, as well as manufacturing data, generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights.

In January 2016, we entered into a collaboration with MSD, known as Merck in the U.S. and Canada, in the field of cancer immunotherapy. We plan to sponsor and conduct a Phase 2 study investigating BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with metastatic pancreatic adenocarcinoma. The study is an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T cells into the tumor and their reactivity. The study is planned to commence by mid-2016. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.

Other Partnering and Collaboration Agreements

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

In June 2013, we signed an out-licensing agreement with CTTQ, the leading Chinese pharmaceutical company in the liver disease therapeutic area, granting CTTQ exclusive rights to develop, manufacture and commercialize BL-8030, an orally available treatment for HCV, in China and Hong Kong. In January 2016, we received notice from CTTQ that it was exercising its right to terminate the agreement with us, effective in April 2016. We have also provided notice to the licensors of BL-8030 of the termination of our in-licensing agreement with them, which took effect in early March 2016.

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

History of Losses

Since inception in 2003, we have generated significant losses in connection with our research and development. As of December 31, 2015, we had an accumulated deficit of $159.4 million. Although we have previously recognized revenues in connection with our out-licensing arrangement with Bellerophon for BL-1040 and our former out-licensing arrangement with Cypress Bioscience for BL-1020, we may continue to generate losses in connection with the research and development activities relating to our pipeline of therapeutic candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we may continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), funding received from the OCS, payments received under the licensing arrangements with Bellerophon and Cypress Bioscience, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future upfront, milestone, royalty or other  payments that we may receive from Omega Pharma, Novartis and other out-licensing or collaboration transactions for our other therapeutic candidates, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of December 31, 2015, we held approximately $47.7 million of cash, cash equivalents and short-term bank deposits.

Revenues

Our revenues to date have been generated primarily from milestone payments under current and previously existing out-licensing agreements.

We expect our revenues for the next several years to be derived primarily from payments under our current out-licensing agreement with Omega Pharma, our collaboration agreement with Novartis, as well as other potential collaboration arrangements, including future royalties on product sales.

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

The following table identifies our current major research and development projects:

Project	Status		Expected Near-Term Milestone
BL-8040	1.	Phase 2 study for AML; dose expansion stage ongoing	1.	Top-line results expected in Q1 2016

	2.	Phase 1 study in stem cell mobilization completed; Type B (end of Phase 1 meeting) with FDA conducted; regulatory submissions for Phase 2 study completed	2.	Phase 2 trial expected to commence in Q1 2016. Partial results expected by end of 2016

	3.	Phase 2b consolidation treatment for AML initiated	3.	Completion of enrollment by mid-2017. Top-line results expected in 2018

	4.	Phase 1/2 study for hMDS and AA initiated	4.	Partial results expected by end of 2016

	5.	Phase 2a study in pancreatic cancer, in collaboration with Merck, in final planning stages	5.	Commencement of study expected in mid-2016

	6.	Phase 2a study for AML patients with FLT3-ITD mutation in final planning stages	6.	Commencement of study expected in H2 2016
BL-7010	Completed Phase 1/2 study; classified as Class IIb medical device in the EU
Submission of package for GRAS designation as food supplement in the  U.S.; completion of formulation development as food supplement; initiation of clinical study for marketing purposes as food supplement; determination of appropriate timing for continued medical device development in Europe

BL-5010	Out-licensed to Omega Pharma; application for CE mark submitted in Q3 2015		CE mark approval; commercial launch of first OTC indication in Europe during 2016; pursuit of potential out-licensing partner(s) for OTC and non-OTC rights still held by us

        In addition to the projects set forth above, we have three additional projects in clinical and pre-clinical stages of development (BL-8020, BL-1040 and BL-9020) that are significantly less material to the Company’s ongoing research and development expenditures. See “Item 4. Information on the Company — Business Overview — Therapeutic Candidates in Preclinical Development.”

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

Set forth below is a summary of the costs allocated to our main projects on an individual basis, as well as the costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2013, 2014 and 2015, and on an aggregate basis since project inception. Certain of such costs are covered by OCS funding, although OCS funds received have not been deducted from the project costs in the table.

	Year Ended December 31,			Total Costs Since Project
	2013	2014	2015	Inception
	(U.S. $ in thousands)

BL-8040	3,910	4,698	7,045	16,376
BL-7010	1,905	3,756	1,657	8,152
BL-5010	251	1,282	400	4,069
Other projects	5,097	1,537	1,916	103,332
Total project costs	11,163	11,273	11,018	131,929

The costs and expenses of our projects have been partially financed by funds we have received from the OCS. Such funds are deducted from the related research and development expenses as the costs are incurred. For additional information regarding the OCS funding process, see “Government Regulation and Funding — Israeli Government Programs.” We have not received significant funding from the OCS since 2012, and there can be no assurance that we will receive significant funding from the OCS in the future, if at all.

From our inception through December 31, 2015, we have incurred research and development expense of approximately $166.0 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

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

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the cost of drug substance/product manufacturing, storage and shipment;

•	the number of patients that participate in the clinical trials;

•	the duration of patient follow-up;

•	whether the patients require hospitalization or can be treated on an out-patient basis;

•	the development stage of the therapeutic candidate; and

•	the efficacy and safety profile of the therapeutic candidate.

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

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of derivative liabilities on account of the warrants issued in the private and direct placements which we conducted in 2012 and 2013. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the private and direct placements related to the warrants. In addition, non-operating expense and income includes the initial commitment and finder’s fees, as well as other one-time expenses, associated with the initial set-up of the share purchase agreements with LPC.

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

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2015. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

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

Functional and Presentational Currency

 From the Company’s inception through December 31, 2014, the Company’s functional and presentation currency was the NIS. As a result of a number of factors, including the strategic collaboration agreement with Novartis that will be managed solely in dollars, as well as expectations regarding a significant increase in expenses denominated in dollars relating to advanced clinical trials, effective January 1, 2015, the Company’s functional and presentation currency was changed to the dollar. See Note 2c to our consolidated financial statements for the year ended December 31, 2015 included elsewhere in this report.

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

Government Participation in Research and Development Expenses

We have received research and development funding from the State of Israel through the OCS, and we may receive such funding in the future. In accordance with the OCS programs, we are entitled to specific funding with respect to a development project only after we incur development costs related to the project. Such funding qualifies as “forgivable loans” in accordance with IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” since it is repayable only if we generate revenues related to the underlying project.

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

Recent Accounting Changes and Pronouncements

The following standards have been adopted by the Company for the first time for the fiscal year beginning January 1, 2015:

•	Annual Improvements to IFRSs – 2010-2012 Cycle; 2011-2013 Cycle

•	Defined Benefit Plans: Employee Contributions – Amendments to IAS 19

The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods. In addition, the Company also elected to early adopt the following two amendments:

•	Annual Improvements to IFRSs – 2012-2014 Cycle

•	Disclosure Initiative: Amendments to IAS 1.

As these amendments merely clarify the existing requirements, they do not affect the Company’s accounting policies or any of the disclosures.

For information concerning new standards and interpretations not yet adopted, see Note 2t to our consolidated financial statements for the year ended December 31, 2015 included elsewhere in this report.

Results of Operations -- Overview

Revenues

We did not record any revenues for the years ended December 31, 2013, 2014 and 2015.

Cost of revenues

We did not record any cost of revenues for the years ended December 31, 2013, 2014 and 2015.

Research and development expenses

At December 31, 2012, our drug development pipeline consisted of 14 therapeutic candidates. During 2013, we added two new compounds to our pipeline and discontinued the development of six compounds from the pipeline, so that our drug development pipeline as of December 31, 2013 consisted of 10 therapeutic candidates. During 2014, we added a new compound to our pipeline and discontinued the development of one compound from the pipeline, so that our drug development pipeline as of December 31, 2014 consisted of 10 therapeutic candidates. During 2015, we did not add any new compounds to our pipeline and we discontinued the development of one compound from the pipeline, so that our drug development pipeline as of December 31, 2015 consisted of nine therapeutic candidates. Subsequent to December 31, 2015, we terminated three therapeutic candidates in our pipeline, so that our drug development pipeline of the date of this report consists of six therapeutic candidates.

Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014

Research and development expenses

Research and development expenses for the year ended December 31, 2015 were $11.5 million, a  decrease of $0.4 million, or 3.4%, compared to $11.9 million for the year ended December 31, 2014. The decrease results primarily from a decrease in spending on BL-7010 and various other projects, partially offset by increased spending on BL-8040.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2015 were $1.0 million, a decrease of $0.6 million, or 37.5%, compared to $1.6 million for the year ended December 31, 2014. The decrease resulted primarily from professional fees related to business development activities carried out in 2014, including professional services related to the collaboration agreement with Novartis and the out-licensing agreement with Omega Pharma regarding BL-5010.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2015 were $3.7 million, a decrease of $0.1 million, or 2.6%, compared to $3.8 million for the year ended December 31, 2014. The decrease primarily results from a decrease in salary-related payments, partially offset by a small increase in professional fees.

Non-operating income (expense), net

We recognized net non-operating income of $1.4 million for the year ended December 31, 2015, compared to net non-operating income of $3.1 million for the year ended December 31, 2014. Non-operating income for both periods primarily relates to fair-value adjustments of liabilities on account of warrants issued in the private and direct placements which we conducted in February 2012 and 2013. These fair-value adjustments were highly influenced by our share price at each period end (i.e., warrant revaluation date).

Financial income (expense), net

We recognized net ﬁnancial income of $0.4 million for the year ended December 31, 2015, compared to net ﬁnancial income of $3.1 million for the year ended December 31, 2014. Net financial income for 2015 primarily relates to investment income earned on our bank deposits, partially offset by banking fees. The 2014 period includes significant exchange rate differences primarily relating to changes in the USD/NIS exchange rate prior to the adoption of the dollar as our functional and reporting currency, effective as of January 1, 2015.

Comparison of the Year Ended December 31, 2014 to the Year Ended December 31, 2013

Research and development expenses

Research and development expenses for the year ended December 31, 2014 were $11.9 million, a decrease of $0.3 million, or 2.5%, compared to $12.2 million for the year ended December 31, 2013. The decrease resulted primarily from termination of the BL-1020 CLARITY clinical trial in March 2013 and certain one-time costs associated with several clinical-stage projects in 2013, partially offset by increased spending on BL-8040, BL-7010 and BL-5010 in 2014.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2014 were $1.6 million, an increase of $0.5 million, or 45.4%, compared to $1.1 million for the year ended December 31, 2013. The increase resulted primarily from professional fees related to increased business development activities, including professional services related to the collaboration agreement with Novartis and the out-licensing agreement with Omega Pharma regarding BL-5010.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2014 were $3.8 million, an increase of $0.1 million, or 2.7%, compared to $3.7 million for the year ended December 31, 2013. The small increase resulted primarily from an increase in salary-related payments.

Non-operating income (expense), net

We recognized net non-operating income of $3.1 million for the year ended December, 2014, compared to net non-operating income of $1.2 million for the year ended December 31, 2013. Non-operating income for both periods primarily relates to fair-value adjustments of liabilities on account of warrants issued in the private and direct placements which we conducted in February 2012 and 2013. These fair-value adjustments were highly influenced by our share price at each period end (i.e., warrant revaluation date).

Financial income (expense), net

We recognized net ﬁnancial income of $3.1 million for the year ended December 31, 2014, compared to net ﬁnancial expenses of $1.2 million for the year ended December 31, 2013. Net financial income and expenses in 2013 and 2014 resulted primarily from changes in the average exchange rate of the dollar in relation to the NIS during the respective periods, prior to the adoption of the dollar as our functional and reporting currency as of January 1, 2015, which had a direct effect on our net assets denominated in dollars during those two years.

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

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	2014				2015
	(in thousands of U.S. dollars)
Consolidated Statements of Operations
Revenues	–	–	–	–	–	–	–	–
Cost of revenues	–	–	–	–	–	–	–	–
Research and development expenses, net	(2,719)	(2,792)	(2,975)	(3,380)	(3,211)	(2,891)	(2,576)	(2,811)
Sales and marketing expenses	(367)	(285)	(305)	(632)	(260)	(299)	(265)	(179)
General and administrative expenses	(990)	(834)	(791)	(1,185)	(856)	(976)	(762)	(1,110)
Operating loss	(4,076)	(3,911)	(4,071)	(5,197)	(4,327)	(4,166)	(3,603)	(4,100)
Non-operating income expenses), net	1,687	279	1,380	(285)	(40)	(847)	1,983	349
Financial income, net	355	–	1,991	1,288	73	205	85	98
Financial expenses, net	(81)	(435)	–	–	(17)	(2)	(91)	–
Net loss	(2,115)	(4,067)	(700)	(4,194)	(4,311)	(4,810)	(1,626)	(3,653)
Other comprehensive loss – currency translation differences	(136)	(424)	(2,027)	(1,095)	–	–	–	–
Comprehensive loss	(2,251)	(3,643)	(2,727)	(5,289)	(4,311)	(4,810)	(1,626)	(3,653)

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, funding from the OCS, and payments received under our strategic licensing and collaboration arrangements. At December 31, 2015, we held approximately $47.7 million in cash, cash equivalents and short-term bank deposits. We have invested substantially all of our available cash funds in short-term bank deposits.

Pursuant to the share purchase agreement with LPC signed in May 2014, we may sell, from time to time, and at our discretion, up to $20 million of our ADSs to LPC during the 36-month term of the purchase agreement. From the effective date of the purchase agreement through the date of this annual report, we have sold an aggregate of approximately $2.6 million of our ADSs to LPC, leaving an available balance under the facility of approximately $17.4 million.

Net cash used in operating activities for the year ended December 31, 2015 was $14.2 million, compared to $15.8 million for the year ended December 31, 2014 and $19.5 million for the year ended December 31, 2013. The decrease in net cash used in operating activities in 2015 was primarily the result of a decrease in our operating loss in 2015. The decrease in net cash used in operating activities during 2014 resulted primarily from a large decrease in net trade payables and accruals during the 2013 period.

Net cash used in investing activities for the year ended December 31, 2015 was $15.6 million, compared to $19.7 million for the year ended December 31, 2014 and $5.3 million for the year ended December 31, 2013. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits and other investments during the respective periods.

Net cash provided by financing activities for the year ended December 31, 2015 was $29.5 million, compared to $32.6 million for the year ended December 31, 2014, and $15.1 million for the year ended December 31, 2013. The cash flows in 2015 primarily reflect the underwritten public offering of our ADSs in March 2015. The cash flows in 2014 primarily reflect the underwritten public offering of our ADSs in March 2014, as well as the investment made by Novartis pursuant to our strategic collaboration agreement with them signed in December 2014. The cash flows in 2013 primarily reflect the direct placement to OrbiMed completed in February 2013, as well as funding under the previous share purchase agreement with LPC.

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

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2015:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)

Car leasing obligations	337	199	138	–	–
Premises leasing obligations	1,024	225	449	351	–
Purchase commitments	2,427	1,400	1,022	4	–
Total	3,788	1,824	1,609	355	–

The premises leasing obligations in the foregoing table include our commitments under the lease agreement for our facility in Modi’in. See “Item 4. Information on the Company — Property, Plant and Equipment.” The term of the lease began on June 15, 2015 and will end June 30, 2020. During the lease term, we are obligated to pay initial monthly rental payments of approximately $18,500 and initial monthly parking charges of approximately $1,800. We are furthermore obligated to pay building maintenance charges during the lease term not exceeding approximately $6,700 per month.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our executive officers and directors as of March 1, 2016.  Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., 2 HaMa’ayan Street, Modi’in 7177871, Israel.

Name	Age	Position(s)

Kinneret Savitsky, Ph.D.	49	Chief Executive Officer

Philip Serlin, CPA, MBA	55	Chief Financial and Operating Officer

Arnon Aharon, M.D.	47	Chief Medical Officer

David Malek, MBA	38	Chief Business Officer

Merril Gersten, M.D., Ph.D	64	Chief Scientific Officer

Aharon Schwartz, Ph.D.	73	Chairman of the Board

Michael J. Anghel, Ph.D.	76	Director

Nurit Benjamini, MBA	49	External Director

B.J. Bormann, Ph.D.	57	Director

Raphael Hofstein, Ph.D.	66	Director

Avraham Molcho, M.D.	58	External Director

Sandra Panem, Ph.D.	69	Director

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

Philip Serlin, CPA, MBA, has served as our Chief Financial and Operating Officer since May 2009. From January 2008 to August 2008, Mr. Serlin served as the Chief Financial Officer and Chief Operating Officer of Kayote Networks Inc. From January 2006 to December 2007, he served as the Chief Financial Officer of Tescom Software Systems Testing Ltd. (TASE:TSCM), an IT services company publicly traded in both Tel Aviv and London. His background also includes senior positions at Chiaro Networks Ltd. and at Deloitte, where he was head of the SEC and U.S. Accounting Department at the National Office in Tel Aviv, as well as seven years at the SEC at its Washington, D.C., headquarters. Mr. Serlin currently serves as an external director at Vascular Biogenics Ltd. (Nasdaq:VBLT). Mr. Serlin is a CPA and holds a B.Sc. in accounting from Yeshiva University and a Master’s degree in economics and public policy from The George Washington University.

Arnon Aharon, M.D., has served as our Chief Medical Officer since January 2016. From January 2014 through December 2015, Dr. Aharon served as our Vice President of Medical Affairs. Prior to joining the Company, Dr. Aharon served as Clinical Director, Medical Director or VP of Development at several biotechnology companies, the most recent being Thrombotech Ltd. (from 2009 to 2012) and LycoRed Ltd. (from 2009 to 2013). In addition, Dr. Aharon was a partner in R&D Integrative Solutions, a firm that provides consulting services to the biotechnology industry and academic centers. Dr. Aharon holds a B.Sc. in medical sciences and an M.D. from Tel Aviv University.

David Malek, MBA, has served as our Chief Business Officer since January 2016. From October 2011 through December 2015, Mr. Malek served as of Vice President of Business Development. Prior to joining the Company, from 2006 to 2011 Mr. Malek served at Sanofi-Aventis in a number of management positions, including Marketing, Finance and Business Development. Most recently, he served as Director of Oncology - New Products and Business Development. Mr. Malek received an MBA from the Tuck Business School at Dartmouth University and a B.A. in statistics and political science from the University of Haifa.

Merril Gersten, M.D., Ph.D., has signed an agreement to serve as our Chief Scientific Officer beginning in May 2016. Prior to joining the Company, Dr. Gersten was a post-doctoral research fellow at the Department of Bioengineering of the University of California, San Diego, from 2012 to 2016. Dr. Gersten’s experience includes serving as Senior Director, Head of Experimental Medicine at Pfizer Global Research and Development in La Jolla, California, Medical Research Director at Agouron Pharmaceuticals, Medical Director at Lidak Pharmaceuticals and as a consultant assisting Dr. Jonas Salk at the Salk Institute for Biological Sciences in La Jolla. Dr. Gersten holds a Ph.D. in Bioinformatics and Systems Biology from the University of California, San Diego, an M.D. from Cornell University Medical College and a B.A. in chemistry from Barnard College, Columbia University.

Aharon Schwartz, Ph.D., has served as the Chairman of our Board of Directors since 2004. He served in a number of positions in Teva from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. Dr. Schwartz is currently chairman of the boards of numerous life science companies, including D-Pharm Ltd., BioCancell Ltd., CureTech Ltd. and Biomas Ltd. Dr. Schwartz also serves on the board of directors of Protalix Ltd. and as a consultant to Clal Biotechnology Industries Ltd. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. Dr. Schwartz recently received a second Ph.D. from the Hebrew University of Jerusalem in the history and philosophy of science.

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

Nurit Benjamini, MBA, has served as an external director on our Board of Directors and as the chairperson of our Audit Committee of our Board of Directors since 2010. In addition, Ms. Benjamini has served on our Investment Monitoring Committee since 2010 and on our Compensation Committee since 2012. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that develops, designs and manufactures interactive digital content to be displayed on electronic devices and websites. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wixpress Ltd.; from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd.; and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Prior to that, from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd., and from 1998 through 2000, as the Chief Financial Officer of Phone-Or Ltd. Ms. Benjamini serves on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (Nasdaq:ALLT, TASE:ALLT) and of RedHill Biopharma Ltd. (NASDAQ:RDHL, TASE:RDHL). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

BJ Bormann, Ph.D., has served on our Board of Directors since August 2013. Dr. Bormann currently serves as the CEO of Supportive Therapeutics, LLC, a Boston based company that is developing two molecules for use in the supportive care of oncology patients. In the past several years Dr. Bormann has held executive positions in several biotechnology companies including NanoMedical Systems (Austen, Texas), Harbour Antibodies (Rotterdam, The Netherlands) and Pivot Pharmaceuticals (PVTF: OTC listed). Prior to these engagements, Dr. Bormann was Senior Vice President responsible for world-wide alliances, licensing and business development at Boehringer Ingelheim Pharmaceuticals, Inc. from 2007 to 2013. From 1996 to 2007, she served in a number of positions at Pfizer, Inc., the last one being Vice President of Pfizer Global Research and Development and world-wide Head of Strategic Alliances. Dr. Bormann serves on the board of directors of various companies, including Supportive Therapeutics, LLC, and the Institute for Pediatric Innovation. Dr. Bormann received her Ph.D. in biomedical science from the University of Connecticut Health Center and her B.Sc. from Fairfield University in biology. Dr. Bormann completed postdoctoral training at Yale Medical School in the department of pathology.

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

Sandra Panem, Ph.D., has been a member of our Board since February 2014. She is currently a managing partner at Cross Atlantic Partners, which she joined in 2000. She is also co-founder and President of NeuroNetworks Fund, a not-for-profit venture capital fund focusing on epilepsy, schizophrenia and autism. From 1994 to 1999, Dr. Panem was President of Vector Fund Management, the then asset management affiliate of Vector Securities International. Prior thereto, Dr. Panem served as Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in public and private biotechnology companies. Previously, she was Vice President at Salomon Brothers Venture Capital, a fund focused on early and later-stage life sciences and technology investments. Dr. Panem was also a Science and Public Policy Fellow in economic studies at the Brookings Institution, and an Assistant Professor of Pathology at the University of Chicago. Dr. Panem currently serves on the boards of directors of Acorda Therapeutics, Inc. (NASDAQ:ACOR), Labcyte, Inc. and GQLife Sciences, Inc. Previously, Dr. Panem served on numerous boards of public and private companies, including Martek Biosciences (Nasdaq:MATK), IBAH Pharmaceuticals (Nasdaq:IBAH), Confluent Surgical and Molecular Informatics. She received a B.S. in biochemistry and a Ph.D. in microbiology from the University of Chicago.

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

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2015. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses (USD)	Pension, retirement, options and other similar benefits (USD)
All directors and senior management as a group, consisting of 12 persons	1,292,000	784,000

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2015.

Name and Position	Salary	Social benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in thousands of U.S. dollars)
Kinneret Savitsky, Chief Executive Officer	232	41	94	183	19	569
Philip Serlin, Chief Financial and Operating Officer	170	47	75	71	22	385
David Malek, Vice President of Business Development	143	37	14	70	19	283
Leah Klapper, Chief Scientific Officer [until December 31, 2015]	156	22	-	72	93	343
Arnon Aharon, Vice President of Medical Affairs	139	31	31	46	15	263

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2015.

(3)
“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents. In the case of Leah Klapper, it also includes a severance payment.

For additional information concerning our equity compensation plan, see “— Beneficial Ownership of Executive Officers and Directors — Equity Compensation Plan.”

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

According to our Articles of Association, our Board of Directors must consist of at least five and not more than 10 directors, including external directors. Currently, our Board of Directors consists of seven directors, including two external directors as required by the Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law as detailed below, our directors are elected at a general or special meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors to fill vacancies on the Board of Directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, under certain conditions, to two additional terms, although the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Capital Market, may be further extended under certain conditions. External directors may be removed from office only pursuant to the terms of the Companies Law. Our last annual meeting of shareholders was held in March 2015. For additional information concerning external directors, see “— External Directors.”

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

After an initial term of three years, external directors may be re-elected to serve in that capacity for up to two additional terms of three years provided that either (a) the board of directors has recommended such re-election and such re-election is approved by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of external directors, (b) (1) the re-election has been recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved by a majority of non-controlling, disinterested shareholders who hold among them at least 2% of the company’s voting rights; and (2) pursuant to Amendment 22 of the Companies Law, effective as of January 2014, the external director who has been nominated in such fashion by the shareholders is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder, or (c) pursuant to Amendment 26 to the Companies Law, effective as of November 2014, the external director has proposed himself for reappointment and the reappointment was approved by the majority described in (b)(1) above. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Capital Market, may be extended beyond the initial three terms permitted under the Companies Law indefinitely in increments of additional three-year terms, provided in each case that the following conditions are met: (a) the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company; (b) the re-election is approved by the shareholders by a special majority required for the re-election of external directors; and (c) the term of office of the external director, and the considerations of the audit committee and the Board of Directors in deciding to recommend re-election of the external director for such additional term of office, are presented to the shareholders prior to the vote on re-election. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for appointment or violating the duty of loyalty to the company. If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director. Under the Companies Law external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Companies Law.

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

Our Audit Committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee also oversees the audit efforts of our independent accountants and takes those actions it deems necessary to satisfy itself that the accountants are independent of management. Pursuant to the Companies Law, the audit committee of a company shall be responsible for: (i) determining whether there are delinquencies in the business management practices of a company, including in consultation with an internal auditor or independent auditor, and making recommendations to the company’s board of directors to improve such practices; (ii) determining whether to approve certain related party transactions (including compensation of office holders or transactions in which an office holder has a personal interest and whether such transaction is material or otherwise an extraordinary transaction); (iii) where the company’s board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board and proposing amendments thereto; (iv) examining internal controls and the internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the special needs and size of a company); (v) examining the scope of the auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment thereof (either the board or the general meeting of shareholders); and (vi) establishing procedures for the handling of employees’ complaints as to the management of the business and the protection to be provided to such employees. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) the establishment of procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions. Under the Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. See “— Approval of Related Party Transactions under Israeli Law.”

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

In September 2014, the general meeting of our shareholders approved an amendment to the Compensation Policy to expressly authorize the purchase of insurance policies (including run-off policies) to cover the liability of directors and office holders. See “ — Exculpation, insurance and indemnification of office holders”

Nominating Committee

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

Our office holders are currently covered by a directors and officers’ liability insurance policy. The terms of such directors and officers insurance are consistent with the provisions of the Compensation Policy which was approved by our shareholders in December 2013, and with the provisions of an amendment to the Compensation Policy which approved by our shareholders in September 2014. The purpose of the amendment was to clarify that we are authorized to purchase insurance policies (including run-off policies) to cover the liability of directors and office holders that are in office at such time and that shall be in office from time to time, including directors and office holders that may have a controlling interest in the Company. Such insurance policies are authorized within the following limits: (1) the premium for each policy period shall not exceed $250,000, (2) the maximum aggregate limit of liability pursuant to the policies shall not exceed $20 million for each insurance period, and (3) the maximum deductible shall not exceed $250,000. In addition, the Compensation Committee is authorized to increase the coverage purchased and/or the premium paid for such policies by up to 20% per year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law. As of the date of this Annual Report on Form 20-F, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought. Pursuant to the approval of our shareholders which was obtained in September 2014, we carry directors’ and officers’ insurance covering each of our directors and executive officers for acts and omissions. See also “Related Party Transactions — Indemnification Agreements.”

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

D. Employees

As of December 31, 2015, we had 48 employees, all of whom are employed in Israel. Of our employees, 21 hold M.D. or Ph.D. degrees.

	December 31,
	2013	2014	2015

Management and administration	13	12	12
Research and development	27	31	32
Sales and marketing	3	3	4

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

E. Beneficial Ownership of Executive Officers and Directors

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2016 of each of our directors and executive officers individually and as a group.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class

Directors

Aharon Schwartz(1)	20,836	*
Michael J. Anghel(2)	20,836	*
Nurit Benjamini(3)	18,750	*
B.J. Bormann(4)	19,586	*
Raphael Hofstein(5)	40,836	*
Avraham Molcho(6)	18,750	*
Sandra Panem(7)	17,086

Executive officers
Kinneret Savitsky(8)	257,220	*
Philip Serlin(9)	117,920	*
David Malek(10)	70,500	*
Arnon Aharon(11)	15,000	*
Merril Gersten	–	–
All directors and executive officers as a group (11 persons)(12)	617,320	1.1%

*	Less than 1.0%.

(1)
Includes 20,836 ordinary shares issuable upon exercise of outstanding options within 60 days of March 1, 2016. Does not include 14,164 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2016.

(2)
Includes 20,836 ordinary shares issuable upon exercise of outstanding options within 60 days of March 1, 2016. Does not include 14,164 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2016.

(3)
Includes 18,750 ordinary shares issuable upon exercise of outstanding options within 60 days of March 1, 2016. Does not include 1,250 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2016.

(4)
Includes 19,586 ordinary shares issuable upon exercise of outstanding options within 60 days of March 1, 2016. Does not include 15,414 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2016.

(5)
Includes 40,836 ordinary shares issuable upon exercise of outstanding options within 60 days of March 1, 2016. Does not include 14,164 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2016.

(6)
Includes 18,750 ordinary shares issuable upon exercise of outstanding options within 60 days of March 1, 2016. Does not include 1,250 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2016.

(7)
Includes 17,086 ordinary shares issuable upon exercise of outstanding options within 60 days of March 1, 2016. Does not include 15,414 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2016.

(8)
Includes 91,603 issued ordinary shares and 165,617 ordinary shares issuable upon exercise of outstanding options within 60 days of March 1, 2016. Does not include 241,100 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2016.

(9)
Includes 117,920 ordinary shares issuable upon exercise of outstanding options within 60 days of March 1, 2016. Does not include 249,800 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2016.

(10)
Includes 70,500 ordinary shares issuable upon exercise of outstanding options within 60 days of March 1, 2016. Does not include 238,100 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2016.

(11)
Includes 15,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 1, 2016. Does not include 235,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2016.

(12)
Includes 617,320 ordinary shares issuable upon exercise of outstanding options within 60 days of March 1, 2016. Does not include 1,039,820 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2016.

Equity Compensation Plan

2003 Share Incentive Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Incentive Plan, or the Plan. The Plan provides for the granting of options, ordinary shares, restricted stock units and performance stock units to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for equity grants to be made at the determination of our Board of Directors in accordance with applicable law. As of December 31, 2015, there were 3.3 million ordinary shares issuable upon the exercise of outstanding options under the Plan. As of March 1, 2016, there were 4.8 million ordinary shares issuable upon the exercise of outstanding options under the Plan.

In August 2013, our Board of Directors approved amendments to the Plan to take into account changes in laws and regulations that had occurred since its adoption and to extend the term of the plan until November 2023.

In January 2016, our Board of Directors approved amendments to the Plan in order to permit the granting of restricted stock units, or RSUs, and performance stock units, or PSUs, to eligible grantees.

From time to time, our Board of Directors has approved an increase in the number of shares reserved for the purpose of equity grants pursuant to the Plan. As of December 31, 2015, the number of shares so reserved was 5.3 million.

Administration of Our Share Incentive Plan

Our Plan is administered by our Board of Directors for the purposes of making equity grants and approving the terms of those grants, including, in the case of options, exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Equity grants made under the Plan to eligible employees and office holders are made under Section 102 of the Israel Income Tax Ordinance pursuant to which the securities granted must be allocated or issued to a trustee and be held in trust for two years from the date upon which such grant was made, provided that securities granted prior to January 1, 2006, or the ordinary shares issued upon exercise of options, are subject to being held in trust for two years from the end of the year in which the securities are granted. Under Section 102, any tax payable by an employee from the grant of securities or the exercise of options is deferred until the transfer of the securities (or ordinary shares issued upon the exercise of options) by the trustee to the employee or upon the sale of the securities or ordinary shares, as the case may be, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

Options granted under the Plan generally vest over four years, and they expire between seven to 10 years from the grant date. If we terminate an employee for cause, all of the employee’s vested and unvested options expire immediately from the time of delivery of the notice of discharge, unless determined otherwise by the Audit Committee or the Board of Directors. Upon termination of employment for any other reason, including due to death or disability of the employee, vested options may be exercised within three months of the termination date, unless otherwise determined by the Audit Committee or the Board of Directors. Vested options which are not exercised and unvested options return to the pool of reserved ordinary shares under the Plan for reissuance. The right to receive ordinary shares pursuant to PSUs granted under the Plan will vest upon the grantee’s achievement of certain performance goals to be established by the Board of Directors.

In the event of a merger, consolidation, reorganization or similar transaction or our voluntary liquidation or dissolution, all of our unexercised vested equity grants and any unvested equity grants will be automatically terminated. However, in the event of a change of control, or merger, consolidation, reorganization or similar transaction resulting in the acquisition of at least 50% of our voting power, or the sale or transfer of all or substantially all of our outstanding shares assets,  the equity grants then outstanding may be assumed or substituted for an appropriate number of shares of each class of shares or other securities and/or assets of the successor company in such transaction (or a parent or subsidiary or another affiliate of such successor company) as were distributed to our shareholders in respect of the transaction.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2016 by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge. The beneficial ownership of ordinary shares is based on the 54,818,057ordinary shares outstanding as of March 1, 2016 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power.  For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 1, 2016, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.  To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights.

	Number of Shares Beneficially Held	Percent of Class

Novartis Pharma AG(1)	5,000,000	9.1
Senvest Management, LLC (2)	3,952,950	7.2
Broadfin Healthcare Master Fund, Ltd.(3)	3,500,000	6.4
Pan Atlantic Bank and Trust Limited(4)	3,480,397	6.3

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

(2)
Includes 349,650 ordinary shares issuable upon exercise of outstanding warrants within 60 days of March 1, 2016. Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 12, 2016. The securities indicated above are held in the accounts of Senvest Master Fund, L.P., Senvest Israel Partners, L.P., and a separately managed account (collectively with the Senvest Funds, the “Investment Vehicles”). Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of the Investment Vehicles. Richard Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by either Senvest Management, LLC or Mr. Mashaal as to beneficial ownership of the securities indicated above. The address of the principal business office of Senvest Management, LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(3)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 12, 2016. In such filing, Broadfin Capital, LLC (Broadfin Capital) and Kevin Kotler are indicated as having shared voting and dispositive power with respect to the ordinary shares underlying the securities held by Broadfin Healthcare Master Fund, Ltd. (Broadfin Fund) and as having beneficial ownership of such securities. Broadfin Capital and Mr. Kotler disclaim beneficial ownership in the shares reported in the Schedule 13G except to the extent of their pecuniary interest therein. The address of the principal business office of Broadfin Fund is 20 Genesis Close, Ansbacher House, Second Floor, P.O. Box 1344, Grand Cayman KY1-1108, Cayman Islands.

(4)
Includes 700,000 ordinary shares issuable upon exercise of outstanding warrants within 60 days of March 1, 2016. Based upon information provided by the shareholder in its Schedule 13D/A filed with the SEC on March 10, 2014. Pan Atlantic Bank and Trust Limited is a wholly owned subsidiary of FCMI Financial Corporation (FCMI). All of the outstanding shares of FCMI are owned by Albert D. Friedberg, members of his family and trusts for the benefit of members of his family. Mr. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares of and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, Pan Atlantic Bank and Trust Limited. The address of the principal business office of Pan Atlantic Bank and Trust Limited is “Whitepark House,” 1st Floor, Whitepark Road, St. Michael BB11135, Barbados, West Indies.

B. Related Party Transactions

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

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Capital Market in dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2015	2.84	1.23
2014	3.07	1.23
2013	4.75	1.58
2012	5.55	2.23
2011 (from July 25, 2011)	5.44	2.75

Quarterly:
Fourth Quarter 2015	1.62	1.24
Third Quarter 2015	2.65	1.23
Second Quarter 2015	2.66	1.85
First Quarter 2015	2.84	1.71
Fourth Quarter 2014	1.83	1.23
Third Quarter 2014	2.19	1.46
Second Quarter 2014	2.27	1.94
First Quarter 2014	3.07	2.21

Most Recent Six Months:
March 2016 (through March 8, 2016)	1.14	1.03
February 2016	1.10	0.90
January 2016	1.30	0.94
December 2015	1.62	1.25
November 2015	1.45	1.24
October 2015	1.55	1.32
September 2015	1.81	1.50

       On March 8, 2016, the last reported sales price of our ADSs on the Nasdaq Capital Market was $1.13 per ADS.  As of March 8, 2016 there was one shareholder of record of our ADSs. The number of record holders is not representative of the number of beneficial holders of our ADSs.

Price Range of our Ordinary Shares

Our ordinary shares have been trading on the TASE under the symbol “BLRX” since February 2007.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and dollars.  Dollar per ordinary share amounts are calculated using the dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2015	10.23	4.94	2.57	1.27
2014	10.49	4.76	3.01	1.24
2013	17.99	5.90	4.89	1.62
2012	21.15	8.92	5.58	2.32
2011	32.40	11.27	9.12	3.03

Quarterly:
Fourth Quarter 2015	6.16	5.05	1.58	1.30
Third Quarter 2015	10.21	4.94	2.70	1.27
Second Quarter 2015	9.83	7.36	2.61	1.92
First Quarter 2015	10.23	6.70	2.57	1.72
Fourth Quarter 2014	7.11	4.76	1.81	1.24
Third Quarter 2014	7.33	5.69	2.14	1.56
Second Quarter 2014	8.02	6.76	2.31	1.95
First Quarter 2014	10.49	7.70	3.01	2.21

Most Recent Six Months:
March 2016 (through March 8, 2016)	4.55	4.08	1.16	1.05
February 2015	4.27	3.67	1.09	0.94
January 2015	5.21	3.68	1.34	0.92
December 2015	6.14	5.08	1.58	1.30
November 2015	6.16	5.05	1.58	1.30
October 2015	6.05	5.37	1.56	1.39
September 2015	7.25	5.78	1.85	1.47

On March 8, 2016, the last reported sales price of our ordinary shares on the TASE was NIS 4.55 per share, or $1.16 per share (based on the exchange rate reported by the Bank of Israel for such date). On March 8, 2016, the exchange rate of the NIS to the dollar was $1.00 = NIS 3.911, as reported by the Bank of Israel.  As of March 8, 2016, there were two shareholders of record of our ordinary shares.  The number of record holders is not representative of the number of beneficial holders of our ordinary shares.

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

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value (under certain circumstances), require a resolution of our Board of Directors and court approval. In May 2015, at an Extraordinary General Meeting of our shareholders, they approved a 1-for-10 reverse share split of our ordinary shares and a corresponding amendment to our Articles of Association, and further approved an increase to our share capital from NIS 7,500,000 divided into 75,000,000 ordinary shares of a nominal value of NIS 0.10 each to NIS 15,000,000 divided into 150,000,000 ordinary shares of nominal value NIS 0.10, and a corresponding amendment to our Articles of Association, effective immediately after the reverse share split became effective.

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

As of the date of this report, we have sold 1,292,601 ADSs to LPC in accordance with the purchase agreement.

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

In cases of pre-clinical projects selected by the JSC (a “Flagged Project”), we will develop these Flagged Projects under the guidance of the JSC, and once these projects reach the IND (i.e., clinical) stage, Novartis will have the right to define the project as a Selected Project under all the same terms as described above.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. The regular corporate tax rate in Israel for the year 2013 was 25%, for the years 2014 and 2015 it was 26.5% and it is now set to be 25% for the year 2016 and thereafter. Capital gains derived by an Israeli company are now generally subject to tax at the same rate as the corporate tax rate.

In May 2012, the Israeli Tax Authority, or ITA, approved our eligibility for tax benefits as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended, or Investments Law, with respect to a portion of the consideration deriving from certain of our development programs, or Eligible Projects. Subject to compliance with the applicable requirements, the portion of our undistributed income derived from our Benefited Enterprise programs will be entitled to a seven-year period of tax benefits due to the Company’s location in Modi’in (a tax exemption for a period of two years, followed by five years at the Benefited Enterprise tax rate of 25%) commencing in the first year in which we generate taxable income after setting off our losses for Israeli tax purposes from prior years in the amount of approximately $152 million. The seven-year period may not extend beyond 12 years from the beginning of the Benefited Enterprise’s election year. We received Benefited Enterprise status with respect to the Eligible Projects in 2009 and 2012 tax years, so depending on when the Benefited Enterprise programs begin to generate taxable income, the benefit period could continue through 2023. However, any distribution of income derived from exempt income sourced in our Benefited Enterprise programs will result in such income being subject to a rate of corporate tax no greater than 25%.

We have the option to transition to a “Preferred Enterprise” regime under the Investments Law with respect to the year 2016 (through May 31, 2016), according to which all of our income which is eligible for benefits under the regime would be subject to flat corporate tax rates of 16% in 2016 and thereafter, whether or not distributed. A transition to a Preferred Enterprise regime may not be reversed.

In addition, the ITA approved certain of our operations as an “Industrial Enterprise” under the Investments Law, meaning that we are eligible for accelerated depreciation with respect to certain tangible assets belonging to our Benefited Enterprise.

Should we not meet the requirements for maintaining these benefits, they may be reduced or cancelled and, among other things, our income deriving from the Eligible Projects (assuming we are profitable for tax purposes after offsetting losses) would be subject to regular corporate tax rate in Israel at the standard rate. If these tax benefits are reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations.

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

Taxation of Israeli Resident Corporations on Receipt of Dividends. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our Shares.

However, in the case of both Israeli individual shareholders and Israeli resident corporations, under the Investments Law, dividends distributed from taxable income accrued during the period of benefit of a Benefited Enterprise and which are attributable to a Benefited Enterprise are subject to tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. A weighted average rate may be set if the dividend is distributed from mixed types of income (regular and Benefited Enterprise income).  Different tax rates might apply to dividends sourced from profits attributable to a Preferred Enterprise, but this matter is not currently relevant to the Company.

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

Under the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of a Benefited Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the voting stock of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and the dividend is not paid from the profits of a Benefited Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

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

U.S. Federal Income Tax Considerations

The following is a general summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Shares by U.S. Investors (as defined below) that hold such Shares as capital assets. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the dollar, persons that own (or are deemed to own, indirectly or by attribution) 10% or more of our shares or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

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

Taxation of U.S. Investors

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC in 2016, and it is possible that we will be a PFIC in 2016 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Distributions. We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend the amount of any distributions made on the Shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Investor’s tax basis in its Shares and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those Shares. If we were to pay dividends, we expect to pay such dividends in NIS; however, dividends paid to holders of our ADSs will be paid in U.S. Dollars. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Investor’s income as a dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into dollars. If the dividend is converted to dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. However, if the U.S. Investor converts the NIS into dollars on a later date, the U.S. Investor must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

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

U.S. Investors should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than dollars upon the disposition of Shares.

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

We believe that we were a PFIC for U.S. federal income tax purposes for years prior to 2009 and in 2011, 2012, 2014 and 2015. We were not a PFIC in 2009, 2010 and 2013, and we have not yet determined whether we will be a PFIC in 2016. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC in 2016 or in any subsequent year. Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

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

QEF Election. A U.S. Investor who makes a timely QEF election, referred to in this disclosure as an “Electing U.S. Investor,” with respect to us must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Investor. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s net capital gains. Such Electing U.S. Investor generally will be required to translate such income into dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such Electing U.S. Investor under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Investor. The Electing U.S. Investor’s tax basis in Shares generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

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

Foreign Currency Exchange Risk

Effective January 1, 2015, our reporting and functional currency is the dollar. However, we pay a significant portion of our expenses in NIS, and we expect this to continue. If the dollar weakens against the NIS in the future, there may be a negative impact on our results of operations. The revenues from our current out-licensing and co-development arrangements are payable in dollars and euros. Although we expect our revenues from future licensing arrangements to be denominated primarily in dollars, we are exposed to the currency fluctuation risks relating to the recording of our revenues in currencies other than dollars. For example, if the euro strengthens against the dollar, our reported revenues in dollars may be lower than anticipated. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

From time to time, we have engaged in currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies, and we may continue to do so in the future. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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

Description of the ADSs

Each of our ADSs represents one of our ordinary shares. Our ADSs trade on the Nasdaq Capital Market.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

(c)           Attestation Report of Registered Public Accounting Firm

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, appearing under Item 18, “Financial Statements” on page F-2, and such report is incorporated herein by reference.

(d)           Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Our Board of Directors has determined that Nurit Benjamini is the audit committee financial expert. Ms. Benjamini is one of our independent directors for the purposes of the Nasdaq rules.

ITEM 16B. CODE OF ETHICS

In July 2011, our Board of Directors adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all our employees, including without limitation our chief executive officer, chief financial officer and controller. Our Code may be viewed on our website at www.biolinerx.com. A copy of our Code may be obtained, without charge, upon a written request addressed to our investor relations department, 2 HaMa’ayan Street, Modi’in 7177871, Israel (Telephone no. +972-8-642-9100) (e-mail: info@BioLineRx.com).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm:

	Year Ended December 31,
	2014	2015
Services Rendered	( in thousands of U.S. dollars)

Audit Fees(1)	110	110
Audit-Related Fees(2)	13	7
Tax Fees(3)	22	26
All Other Fees	–	–
Total	145	143

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

•
Nomination of our Directors. With the exception of our external directors and directors elected by our Board of Directors due to vacancy, our directors are elected by a general or special meeting of our shareholders, to hold office until they are removed from office by the majority of our shareholders at a general or special meeting of our shareholders. See “Item 6. Directors, Senior Management and Employees — Board Practices — Board of Directors.” The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our Articles of Association, under the Companies Law or in an agreement between us and our shareholders. Currently, there is no agreement between us and any shareholder regarding the nomination of directors. In accordance with our Articles of Association, under the Companies Law, any one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power, may nominate one or more persons for election as directors at a general or special meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided in our Articles of Association.

•
Compensation Committee and Compensation of Officers. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under Nasdaq’s listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter.  Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law, and is composed of two external directors, which are all of our external directors, and one additional director, who is not the chairman of our Board of Directors or otherwise employed by the Company. Additionally, we comply with the requirements set forth under the Companies Law, pursuant to which transactions with office holders regarding their terms of office and employment, and transaction with a controlling shareholder in a company regarding his or her employment and/or his or her terms of office with the company, may require the approval of the compensation committee, the board of directors and under certain circumstances the shareholders, either in accordance with our previously approved compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. See “Item 6. Directors, Senior Management and Employees — Board Practices — Compensation Committee” for information regarding the Compensation Committee, and “Item 6. Directors, Senior Management and Employees — Approval of Related Party Transactions under Israeli Law” for information regarding the special approvals required with respect to approval of terms of office and employment of office holders, pursuant to the Companies Law, as set forth under Amendment 20. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules.

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

ITEM 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description

2.1(5)	Articles of Association, as amended May 31, 2015

2.2(2)
Form of Deposit Agreement dated as of July 21, 2011 among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

2.3(2)	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Depositary Agreement

4.3(1)	Employment Agreement with Kinneret Savitsky, Ph.D., dated October 13, 2004

4.5(1)	Employment Agreement with Philip Serlin, dated May 24, 2009

4.6†(1)	License Agreement entered into as of January 10, 2005, between BioLine Innovations Jerusalem L.P. and B.G. Negev Technologies and Applications Ltd.

4.7(1)	Assignment Agreement entered into as of January 1, 2009 entered into between BioLine Innovations Jerusalem L.P. and the Registrant

4.16†(1)	License Agreement entered into as of November 25, 2007 between BioLine Innovations Jerusalem L.P. and Innovative Pharmaceutical Concepts, Inc.

4.17(11)†
Amended and Restated License and Commercialization Agreement among Ikaria Development Subsidiary One LLC, the Registrant and BioLine Innovations Jerusalem L.P. dated August 26, 2009, as amended and supplemented

4.18	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan

4.20(1)	Amendment to Employment Agreement with Kinneret Savitsky, Ph.D., dated January 2, 2004.

4.30(4)	Employment Agreement with David Malek, dated August 8, 2011

4.31(3)	Form of Warrant to purchase American Depositary Shares

4.32(7)	Form of Warrant to purchase American Depositary Shares

4.33†(8)	License Agreement entered into as of September 2, 2012 by and between the Registrant and Biokine Therapeutics Ltd.

4.34(10)	Consulting Agreement with Arnon Aharon, M.D., dated January 1, 2014

4.35(10)†	License Agreement entered into as of February 15, 2011 between the Registrant and Valorisation-Recherche, Limited Partnership

4.36(9)	Executive Compensation Plan

4.37(11)
Lease Agreement entered into as of August 7, 2014 between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. as Lessor and the Registrant as Lessee, as amended (English summary of the Hebrew original)

4.38(11)†	Investment and Collaboration Agreement entered into as of December 16, 2014 between the Registrant and Novartis Pharma AG

Exhibit Number	Exhibit Description

4.39(11)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV

4.40†	Clinical Trial Collaboration and Supply Agreement entered into as of January 11, 2016 between Merck Sharp & Dohme B.V. and the Registrant

4.41	Employment Agreement with Merril Gersten, dated March 1, 2016

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(3)	Form of Purchase Agreement between the Registrant and the Purchasers named therein, dated February 2012

15.4(7)	Subscription Agreement entered into as of February 6, 2013 between the Registrant and OrbiMed Israel Partners Limited Partnership

15.5	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant

15.6(6)	Purchase Agreement entered into as of May 28, 2014 between the Registrant and Lincoln Park Capital Fund, LLC

15.7(6)	Registration Rights Agreement entered into as of May 28, 2014 between the Registrant and Lincoln Park Capital Fund, LLC

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(2)	Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (No. 333-175360) filed by the Bank of New York Mellon with respect to the Registrant’s American Depositary Receipts.

(3)	Incorporated by reference to the Registrant’s Form 6-K filed on February 15, 2012.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (No. 333-179792) filed on February 29, 2012.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 (No. 333-205700) filed on July 16, 2015.

(6)	Incorporated by reference to the Registrant’s Form 6-K filed on May 30, 2014.

(7)	Incorporated by reference to the Registrant’s Form 6-K filed on February 6, 2013.

(8)	Incorporated by reference to the Registrant’s Form 6-K filed on October 16, 2012.

(9)	Incorporated by reference to the Registrant’s Form 6-K filed on November 13, 2013.

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 17, 2014.

(11)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Kinneret Savitsky
Kinneret Savitsky, Ph.D.
Chief Executive Officer

Date: March 10, 2016

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements at December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

BIOLINERX LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of BioLineRx Ltd. and its subsidiaries at December 31, 2015, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15(b).  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Without qualifying our opinion above, we draw attention to note 2c, as from January 1, 2015, the Company changed its functional and reporting currency from New Israeli Shekels to US dollars.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 8, 2016	Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers
International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50oo5 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31,
		2013(*)	2014	2015
		in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5	8,899	5,790	5,544
Short-term bank deposits	6	9,319	28,890	42,119
Prepaid expenses		258	221	229
Other receivables	15a	360	257	291
Total current assets		18,836	35,158	48,183

NON-CURRENT ASSETS
Restricted deposits	13b	165	166	-
Long-term prepaid expenses	15b	49	49	58
Property and equipment, net	7	712	721	2,909
Intangible assets, net	8	253	117	152
Total non-current assets		1,179	1,053	3,119
Total assets		20,015	36,211	51,302

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	9	-	-	93
Accounts payable and accruals:
Trade	15c	2,289	1,654	1,910
Other	15c	764	1,252	1,137
Total current liabilities		3,053	2,906	3,140

NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	9	-	-	344
Warrants	10c	5,240	1,500	208
Total non-current liabilities		5,240	1,500	552
COMMITMENTS AND CONTINGENT LIABILITIES	13
Total liabilities		8,293	4,406	3,692

EQUITY	10
Ordinary shares		640	1,055	1,455
Share premium		134,390	167,331	196,201
Other comprehensive income (loss)		1,418	(1,416)	(1,416)
Capital reserve		9,163	9,800	10,735
Accumulated deficit		(133,889)	(144,965)	(159,365)
Total equity		11,722	31,805	47,610
Total liabilities and equity		20,015	36,211	51,302

(*) See note 2c regarding the presentation of 2013 balance sheet information.

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,
		2013	2014	2015
		in USD thousands

RESEARCH AND DEVELOPMENT EXPENSES, NET	15d	(12,208)	(11,866)	(11,489)
SALES AND MARKETING EXPENSES	15e	(1,136)	(1,589)	(1,003)
GENERAL AND ADMINISTRATIVE EXPENSES	15f	(3,664)	(3,800)	(3,704)
OPERATING LOSS		(17,008)	(17,255)	(16,196)
NON-OPERATING INCOME, NET	15g	1,161	3,061	1,445
FINANCIAL INCOME	15h	720	3,566	457
FINANCIAL EXPENSES	15i	(1,897)	(448)	(106)
NET LOSS		(17,024)	(11,076)	(14,400)
OTHER COMPREHENSIVE INCOME (LOSS):
CURRENCY TRANSLATION DIFFERENCES		1,097	(2,834)	-
COMPREHENSIVE LOSS		(15,927)	(13,910)	(14,400)

		in USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED	12	(0.76)	(0.34)	(0.28)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	12	22,488,516	32,433,883	51,406,434

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Capital reserve	Other comprehensive income (loss)	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2013	482	121,998	9,046	321	(116,865)	14,982
CHANGES IN 2013:
Issuance of share capital, net	157	11,596	-	-	-	11,753
Employee stock options exercised	1	396	(394)	-	-	3
Warrants exercised	-	69	-	-		69
Employee stock options forfeited and expired	-	331	(331)	-	-	-
Share-based compensation	-	-	842	-	-	842
Other comprehensive income	-	-	-	1,097	-	1,097
Comprehensive loss for the year	-	-	-	-	(17,024)	(17,024)
BALANCE AT DECEMBER 31, 2013	640	134,390	9,163	1,418	(133,889)	11,722
CHANGES IN 2014:
Issuance of share capital, net	415	32,523	-		-	32,938
Employee stock options exercised	-	22	(22)		-	-
Employee stock options forfeited and expired	-	396	(396)		-	-
Share-based compensation	-	-	1,055		-	1,055
Other comprehensive loss	-	-	-	(2,834)	-	(2,834)
Comprehensive loss for the year	-	-	-		(11,076)	(11,076)
BALANCE AT DECEMBER 31, 2014	1,055	167,331	9,800	(1,416)	(144,965)	31,805
CHANGES IN 2015:
Issuance of share capital, net	400	28,653	-	-	-	29,053
Employee stock options exercised	-	-	-	-	-	-
Employee stock options forfeited and expired	-	217	(217)	-	-	-
Share-based compensation	-	-	1,152	-	-	1,152
Comprehensive loss for the year	-	-	-	-	(14,400)	(14,400)
BALANCE AT DECEMBER 31, 2015	1,455	196,201	10,735	(1,416)	(159,365)	47,610

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,
	2013	2014	2015
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Net loss	(17,024)	(11,076)	(14,400)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(2,501)	(4,674)	232
Net cash used in operating activities	(19,525)	(15,750)	(14,168)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(35,665)	(57,186)	(63,130)
Maturities of short-term deposits	29,669	37,650	50,083
Maturities of restricted deposits	795	-	166
Purchase of property and equipment	(85)	(187)	(2,683)
Purchase of intangible assets	(32)	(6)	(36)
Net cash used in investing activities	(5,318)	(19,729)	(15,600)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	15,108	32,635	29,053
Proceeds of bank loan	-	-	467
Repayments of bank loan	(37)	-	(31)
Proceeds from exercise of employee stock options	3	-	-
Net cash provided by financing activities	15,074	32,635	29,489

DECREASE IN CASH AND CASH EQUIVALENTS	(9,769)	(2,844)	(279)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	18,307	8,899	5,790
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	361	(265)	33
CASH AND CASH EQUIVALENTS - END OF YEAR	8,899	5,790	5,544

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,
	2013	2014	2015
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	318	269	441
Write-off of intangible assets	38	105	-
Retirement benefit obligations	2	(42)	-
Long-term prepaid expenses	10	(6)	(9)
Exchange differences on cash and cash equivalents	653	(261)	(33)
Warrant issuance costs	130	-	-
Gain on adjustment of warrants to fair value	(1,432)	(3,454)	(1,292)
Commitment fee paid by issuance of share capital	-	303	-
Share-based compensation	842	1,055	1,152
Interest and exchange differences on short-term deposits	395	(2,787)	(182)
Interest and linkage differences on bank loan	(3)	-	1
Interest and exchange differences on restricted deposits	11	(20)	-
	964	(4,838)	78

Changes in operating asset and liability items:
Decrease (increase) in trade accounts receivable and other receivables	253	80	(42)
Increase (decrease) in accounts payable and accruals	(3,718)	84	196
	(3,465)	164	154

	(2,501)	(4,674)	232

Supplementary information on investing and financing activities not involving cashflows:
Credit received in connection with purchase of property and equipment	-	143	87

Supplementary information on interest received in cash	139	97	173

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003.

Since incorporation, BioLineRx and its consolidated entities (collectively, the “Company”) have been engaged in the development of therapeutics, from pre-clinical development to advanced clinical trials, for a wide range of medical needs.

In December 2004, BioLineRx registered a limited partnership, BioLine Innovations Jerusalem L.P. (“BIJ LP”), which commenced operations in January 2005. BioLineRx held a 99% interest in BIJ LP, with the remaining 1% held by a wholly owned subsidiary of BioLineRx, BioLine Innovations Ltd. (“BIJ Ltd.”). BIJ LP was established to operate a biotechnology incubator located in Jerusalem (the “Incubator”) under an agreement with the State of Israel. The agreement with the State of Israel relating to the Incubator terminated on December 31, 2013, and BIJ LP was liquidated in 2014. BIJ Ltd. was liquidated in 2015. See Note 13a(1).

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.	Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2015 were approved by the Board of Directors on March 8, 2016, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s consolidated financial statements as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise.

The consolidated financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss and adjustment of assets and liabilities in connection with retirement benefit obligations.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

a.	Basis of presentation (cont.)

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

c.	Functional and reporting currency

Effective January 1, 2015, the Company changed its functional currency to the U.S. dollar (“dollar”, “USD” or “$”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates. Accordingly, the functional and reporting currency of the Company in these financial statements is the U.S. dollar.

In determining the appropriate functional currency to be used, the Company followed the guidance in International Accounting Standard (IAS) 21, which states that economic factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered both individually and collectively. In this regard, a significant element in the Company’s decision to effect the functional currency change resulted from the strategic collaboration agreement that it entered into with Novartis in December 2014, which will be managed solely in dollars. In addition, the Company expects a significant increase in expenses denominated in dollars relating to advanced clinical trials. These changes, as well as the fact that the Company’s principal source of financing is the U.S. capital market, and all of the Company’s budgeting and planning is conducted solely in dollars, led to the decision to make the change in functional currency as of January 1, 2015, as indicated above.

In effecting the change in functional currency to the dollar, as of January 1, 2015, all assets and liabilities of the Company were translated using the current rate method, using the dollar exchange rate as of December 31, 2014, and equity was translated using historical exchange rates at the relevant transaction dates. The resulting amounts translated into dollars for non-monetary items have been treated as their historical cost. Translation differences resulting from the change in functional currency have been reported as a component of shareholders' equity.

In accordance with paragraph 40 of IAS 1, due to the aforementioned change in functional currency, an additional balance sheet as of December 31, 2013 has been presented in the financial statements. IAS 1 does not require such additional information in the detailed financial statement notes.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

c.	Functional and reporting currency (cont.)

For presentation purposes, comparative figures in these financial statements have been translated into dollars on the following basis: (i) assets and liabilities have been translated using the exchange rate prevailing at December 31, 2014; (ii) the statement of comprehensive loss has been translated at the average exchange rates for the relevant reporting periods; and (iii) the results of translation differences have been recorded as “currency translation differences” within other comprehensive income (loss).

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

Leasehold improvements are amortized by the straight-line method over the shorter of the lease term or the estimated useful life of the improvements.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are included in current assets, except for installments which are due more than 12 months subsequent to the balance sheet date. Such installments are included in non-current assets. The Company’s loans and receivables include “other receivables,” “cash and cash equivalents”, “bank deposits” and “restricted deposits” on the balance sheet. See Notes 2i and 2j.

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

The Company has placed a lien on dollar bank deposits to secure its liabilities and commitments to the lessor of its premises. Those deposits are presented separately as non-current assets, in accordance with the timing of the relevant restrictions. See Note 13b.

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

l.	Share capital and reverse split of ordinary shares

BioLineRx’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction from the issuance proceeds.

In June 2015, BioLineRx effected a 1:10 reverse split of its ordinary shares. All share and per share amounts in these financial statements have been retroactively adjusted to reflect the reverse split as if it had been effected prior to the earliest financial statement period included herein. Following the reverse split, one ordinary share traded on the TASE is equivalent to one ADS traded on NASDAQ (prior to the split, the ratio of ordinary shares to ADSs was 10:1). In connection with the reverse split, shareholders also approved an increase in BioLineRx’s authorized share capital to 150,000,000 ordinary shares, NIS 0.10 par value each.

m.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. These payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2015, the Company has not yet capitalized development expenses.

q.	Government participation in research and development expenses

The Company has received participation in research and development expenses from the State of Israel through the OCS, both in the form of loans extended to the Incubator for research and development, as described in Note 13a(1), and in the form of grants, as described in Note 13a(2). The agreement with the State of Israel relating to the Incubator terminated on December 31, 2013; accordingly, the Company does not expect to receive additional funding in the form of loans extended to the Incubator.

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

Israeli labor laws and the Company’s employment agreements require the Company to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. Most of the Company’s employees are covered by a defined contribution plan under Section 14 of the Israel Severance Pay Law.

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

The amounts recorded as an employee benefit expense in respect of pension and severance pay obligations for the years 2013, 2014 and 2015 were $484,000, $465,000 and $466,000, respectively.

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

The diluted loss per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants issued to investors, as well as options granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2013, 2014 and 2015, as their effect would not have been dilutive.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

t.	Changes in accounting policy and disclosures

New and amended standards adopted by the Company

The following standards have been adopted by the Company for the first time for the fiscal year beginning January 1, 2015:

•	Annual Improvements to IFRSs – 2010-2012 Cycle; 2011-2013 Cycle

•	Defined Benefit Plans: Employee Contributions – Amendments to IAS 19

The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

In addition, the Company also elected to early adopt the following two amendments:

•	Annual Improvements to IFRSs – 2012-2014 Cycle

•	Disclosure Initiative: Amendments to IAS 1.

As these amendments merely clarify the existing requirements, they do not affect the Company’s accounting policies or any of the disclosures.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for reporting period prior to January 1, 2016, and have not been early adopted by the Company. The Company’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 9, “Financial Instruments”, addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting, and it must be applied for financial years commencing on or after January 1, 2018. In July 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

Following the changes approved by the IASB in July 2014, the Company no longer expects any impact from the new classification, measurement and derecognition rules on the Company’s financial assets and financial liabilities. In addition, while the Company has yet to undertake a detailed assessment of the debt instruments currently classified as available-for-sale financial assets, it would appear that they would satisfy the conditions for classification as at fair value through other comprehensive income (FVOCI) based on their current business model for these assets. Hence there will be no change to the accounting for these assets. There will also be no impact on the Company’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Company does not have any such liabilities.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

t.	Changes in accounting policy and disclosures (cont.)

The new hedging rules align hedge accounting more closely with the Company’s risk management practices. As a general rule it will be easier to apply hedge accounting going forward as the standard introduces a more principles-based approach. The new standard also introduces expanded disclosure requirements and changes in presentation. The new impairment model is an expected credit loss (ECL) model which may result in the earlier recognition of credit losses. The Company has not yet assessed how its own hedging arrangements and impairment provisions would be affected by the new rules.

IFRS 15, “Revenue from Contracts with Customers”, is a new standard for the recognition of revenue issued by the IASB. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts. The standard permits a modified retrospective approach for the adoption. Under this approach, entities will recognize transitional adjustments in retained earnings on the date of initial application (January 1, 2017) – i.e., without restating the comparative period; and will only need to apply the new rules to contracts that are not completed as of the date of initial application.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer – i.e., the notion of control replaces the existing notion of risks and rewards. Management is currently assessing the impact of the new rules and has identified the following areas that are likely to be affected:

•	extended warranties, which will need to be accounted for as separate performance obligations, which will delay the recognition of a portion of the revenue

•	consignment sales where recognition of revenue will depend on the passing of control rather than the passing of risks and rewards

•	the balance sheet presentation of rights of return, which will have to be grossed up in future (separate recognition of the right to recover the goods from the customer and the refund obligation)

In January 2016, the IASB issued IFRS 16, “Leases”, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous lease standard, IAS 17, “Leases”. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17, and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize amortization of lease assets separately from interest on lease liabilities in the income statement. IFRS 16 is effective from January 1, 2019, with early adoption allowed only if IFRS 15, “ Revenue from Contracts with Customers,” is also applied.

At this stage, the Company is not able to estimate the impact of the new rules on the Company’s financial statements. The Company will make more detailed assessments of the impact over the next twelve months.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2015 is immaterial (see Note 3b). The activities of the Company expose it to market risk, particularly as a result of currency risk.

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

The Company’s activities are partly denominated in non-dollar currencies (primarily the NIS), which exposes the Company to risks resulting from changes in exchange rates.

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2015
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(199)	(104)	2,192	244	115
Other receivables	(24)	(13)	266	30	14
Trade payables	34	18	(374)	(42)	(20)
Other payables	103	54	(1,137)	(126)	(60)
Total NIS-linked balances	(86)	(45)	947	106	49
Euro-linked trade payables	(16)	(8)	(169)	19	9
Total	(102)	(53)	778	125	58

*   See also Note 13b.

The Company also maintains cash and cash equivalent balances that are linked to other currencies in amounts that are not material.

	December 31, 2014
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(215)	(112)	2,360	262	124
Other receivables	(23)	(12)	257	29	14
Trade payables	51	27	(558)	(62)	(29)
Other payables	114	60	(1,252)	(139)	(66)
Total NIS-linked balances	(73)	(37)	807	90	43
Euro-linked trade payables	19	10	(208)	(23)	(11)
Total	(54)	(27)	599	67	32

*   See also Note 13b.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is certain data regarding dollar exchange rates and the Israeli CPI:

	Exchange rate of NIS per $1	Exchange rate of Euro per $1	Israeli CPI*
	USD	USD	Points
As of December 31:
2014	3.889	0.823	132.78
2015	3.902	0.919	131.45

Percentage increase (decrease) in:
2014	12.0%	13.0%	(0.2)%
2015	0.3%	11.7%	(1.0)%

*	Based on the CPI index for the month ending on each balance sheet date, on the basis that the average for year 2000 = 100.

Set forth below is information on the linkage of monetary items:

	December 31, 2014			December 31, 2015
	Dollar	NIS	Other currencies	Dollar	NIS	Other currencies
	USD in thousands
Assets:
Current assets:
Cash and cash equivalents	3,423	2,360	7	3,352	2,192	-
Short term bank deposits	28,890	-	-	42,119	-	-
Other receivables	-	257	-	-	266	25
Non-current assets:
Restricted deposits	166	-	-	-	-	-
Total assets	32,479	2,617	7	45,471	2,458	25

Liabilities:
Current liabilities:
Current maturities of bank loan	-	-	-	93	-	-
Accounts payable and accruals:
Trade	831	558	265	1,218	374	318
Other	-	1,252	-	-	1,137	-
Non-current liabilities
Long-term bank loan, net of current maturities	-	-	-	344	-	-
	831	1,810	265	1,655	1,511	318
Net asset value	31,648	807	(258)	43,816	947	(293)

	December 31, 2014			December 31, 2015
	Dollar	NIS	Other currencies	Dollar	NIS	Other currencies
	USD in thousands
Assets:
Current assets:
Cash and cash equivalents	3,423	2,360	7	3,352	2,192	-
Short term bank deposits	28,890	-	-	42,119	-	-
Other receivables	-	257	-	-	266	25
Non-current assets:
Restricted deposits	166	-	-	-	-	-
Total assets	32,479	2,617	7	45,471	2,458	25

Liabilities:
Current liabilities:
Current maturities of bank loan	-	-	-	93	-	-
Accounts payable and accruals:
Trade	831	558	265	1,218	374	318
Other	-	1,252	-	-	1,137	-
Non-current liabilities
Long-term bank loan, net of current maturities	-	-	-	344	-	-
	831	1,810	265	1,655	1,511	318
Net asset value	31,648	807	(258)	43,816	947	(293)

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2015, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items and restricted deposits), as well as a liability on account of warrants.

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

With regard to the liability on account of warrants, see Note 10c(1), 10c(2).

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

The Company’s cash, cash equivalents and short-term bank deposits at December 31, 2014 and 2015 were mainly deposited with highly-rated major Israeli and U.S. banks. In the Company’s opinion, the credit risk in respect of these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2014	2015
	in USD thousands
Assets:
Cash and cash equivalents	5,790	5,544
Short-term bank deposits	28,890	42,119
Other receivables	257	291
Restricted deposits	166	-
Total	35,103	47,954

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk (cont.)

Although the Company has succeeded in generating significant revenues from number of out-licensing transactions, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into 2018. Accordingly, in the event that the Company does not continue to generate cash from its operating activities, the Company will need to raise additional capital in the future. Inability to raise additional capital would have a material adverse effect on the financial condition of the Company.

d.	Financial instruments

As of December 31, 2014 and 2015, the Company’s financial instruments consisted of loans and receivables, and a liability on account of warrants.

e.	Fair value estimations

In February 2012 and 2013, BioLineRx completed financing transactions in which it issued ADSs and warrants to purchase additional ADSs – see Note 10c. The fair value of the warrants, which are not traded on an active market, is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

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

Development expenses are capitalized in accordance with the accounting policy described in Note 2p. The capitalization of costs is based on management’s judgment of technological and economic feasibility, which is usually achieved when a development project reaches a predefined milestone, or when the Company enters into a transaction to sell the know-how that resulted from the development process. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets, and the anticipated period of future benefits. Company management has concluded that, as of December 31, 2015, the foregoing conditions have not been met and therefore development expenses have not been capitalized for any project.

If management had determined that the aforementioned conditions had been met, the capitalization of development costs would have resulted in an increase in the Company’s profit or a decrease in its loss.

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

See Notes 13a(1) and 13a(2) with regard to the potential amount repayable to the OCS as of December 31, 2015.

NOTE 5 – CASH AND CASH EQUIVALENTS

	December 31,
	2014	2015
	in USD thousands

Cash on hand and in bank	2,233	747
Short-term bank deposits	3,557	4,797
	5,790	5,544

The short-term bank deposits included in cash and cash equivalents bear interest at annual rates of between 0.06% and 0.30%. The carrying amount of cash and cash equivalents approximates their fair value, since they bear interest at rates similar to prevailing market interest rates.

NOTE 6 – SHORT-TERM BANK DEPOSITS

The short-term bank deposits are linked to the dollar and bear interest at annual rates of between 0.42% and 1.41%.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2012	2013
	In USD thousands				In USD thousands				In USD thousands
Composition in 2013
Office furniture and equipment	233	-	-	233	79	13	-	92	155	141
Computers and communications equipment	432	37	(120)	349	327	74	(120)	281	105	68
Laboratory equipment, net*	1,365	40	(842)	563	858	156	(842)	172	507	391
Leasehold improvements	1,099	-	(908)	191	1,050	14	(908)	156	49	35
	3,129	77	(1,870)	1,336	2,314	257	(1,870)	701	816	635
*Item is net of OCS grants received - see 13a(1)	579	-	-	579	549	24	-	573	30	5

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2013	2014
	In USD thousands				In USD thousands				In USD thousands
Composition in 2014
Office furniture and equipment	233	-	-	233	92	13	-	105	141	128
Computers and communications equipment	349	40	-	389	281	53	-	334	67	55
Laboratory equipment, net*	563	63	-	626	172	156	-	328	392	298
Leasehold improvements	191	213	-	404	156	8	-	164	35	240
	1,336	316	-	1,652	701	230	-	931	635	721
*Item is net of OCS grants received – see 13a(1)	579	-	-	579	573	5	-	578	5	1

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT (cont.)

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2014	2015
	In USD thousands				In USD thousands				In USD thousands
Composition in 2015
Office furniture and equipment	233	177	(212)	198	105	120	(212)	13	128	185
Computers and communications equipment	389	78	(21)	446	334	42	(21)	355	55	91
Laboratory equipment, net*	626	568	-	1,194	328	154	-	482	298	712
Leasehold improvements	404	1,791	(170)	2,025	164	110	(170)	104	240	1,921
	1,652	2,614	(403)	3,863	931	426	(403)	954	721	2,909
*Item is net of OCS grants received – see 13a(1)	579	-	-	579	578	1	-	579	1	-

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2011	2013
	In USD thousands				In USD thousands				In USD thousands
Composition in 2013
Intellectual property	422	-	(35)	387	193	-	-	193	229	194
Computer software	309	25	(62)	272	265	37	(62)	240	44	32
	731	25	(97)	659	458	37	(62)	433	273	226

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2013	2014
	In USD thousands				In USD thousands				In USD thousands
Composition in 2014
Intellectual property	387	-	(194)	193	193	-	(97)	96	194	97
Computer software	272	5	-	277	240	17	-	257	32	20
	659	5	(194)	470	433	17	(97)	353	226	117

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2014	2015
	In USD thousands				In USD thousands				In USD thousands
Composition in 2015
Intellectual property	193	-	-	193	96	-	-	96	97	97
Computer software	277	51	-	328	257	16	-	273	20	55
	470	51	-	521	353	16	-	369	117	152

During 2013, the Company wrote-off intellectual property in the total amount of $35,000 in respect of the termination of BL-5040. During 2014, the Company wrote-off intellectual property in the total amount of $97,000 in respect of the out-licensing of BL-5010.

Depreciation in respect of computer software for all years presented, as well as the impairment of intellectual property for 2013, was included in research and development expenses.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – LONG-TERM  BANK  LOAN

a.	Composition

	December 31,
	2014	2015
	In USD thousands

Loan balance	-	437
Less current maturities	-	(93)
	-	344

The loan is denominated in USD and bears interest at an annual rate of 3.75%. The book value of the loan approximates its fair value.

The loan is repayable in 60 monthly installments and is collateralized by certain lab equipment.

b.	Future repayments

Future repayments of the long-term bank loan (other than current maturities) in the years subsequent to the balance sheet date are as follows (in USD thousands):

2017	93
2018 thru 2020	251
344

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – EQUITY

a.	Share capital

As of December 31, 2015 and 2014, share capital is composed of ordinary shares, as follows:

	Number of Ordinary Shares
	December 31,
	2014*	2015

Authorized share capital	75,000,000	150,000,000

Issued and paid-up share capital	39,115,051	54,818,057

	In USD and NIS
	December 31,
	2014	2015

Authorized share capital (in NIS)	7,500,000	15,000,000

Issued and paid-up share capital (in NIS)	3,911,505	5,481,806

Issued and paid-up share capital (in USD)	1,054,851	1,455,159

*	Number of ordinary shares for 2014 reflects, on a retroactive basis, the 1:10 reverse split carried out by BioLineRx in June 2015. See Note 2L.

As of December 31, 2015, the market price on NASDAQ of BioLineRx’s ADSs was $1.30, and the market price on the Tel Aviv Stock Exchange of BioLineRx’s ordinary shares was NIS 5.12.

b.	Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2015 and 2014, all outstanding share capital consisted of ordinary shares.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.)

c.	Changes in the Company’s equity

1)
In February 2012, BioLineRx issued in a private placement warrants to purchase up to 2,622,157 ADSs at an exercise price of $3.57 per ADS. The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants did not qualify for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability. The amount of the private placement consideration allocated to the warrants was approximately $4,800,000 as of the issuance date, based on their fair value as calculated on the basis of the Black-Scholes model. The changes in fair value for the years ended December 31, 2013, 2014 and 2015, of approximately $100,000, $2,000,000 and $700,000, respectively, have been recorded as non-operating income on the statement of comprehensive loss.

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

The amount of the direct placement consideration allocated to the warrants was approximately $3,400,000, as calculated on the basis of the Black-Scholes model, which reflected their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $130,000, was recorded as a non-operating expense on the statement of comprehensive loss. The change in fair value from the date of issuance through December 31, 2013, and for the years ended December 31, 2014 and 2015, amounting to approximately $1,600,000, $1,100,000, and $600,000, respectively, has been recorded as non-operating income on the statement of comprehensive loss.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.)

c.	Changes in the Company’s equity (cont.)

3)
In March 2014, the Company completed an underwritten public offering of 9,660,000 ADSs at a public offering price of $2.50 per ADS. The offering raised a total of $24.2 million, with net proceeds of approximately $22.3 million, after deducting fees and expenses.

4)
In March 2015, the Company completed an underwritten public offering of 14,375,000 ADSs at a public offering price of $2.00 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.4 million, after deducting fees and expenses.

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

In consideration for entering into the $15 million agreement, BioLineRx paid to LPC an initial commitment fee, as well as an initial finder’s fee, in cash, to Oberon Securities, LLC Additional commitment and finder’s fees associated with the agreement, payable only upon the issuance of shares, were recorded as issuance expenses against share premium on the statement of financial position.

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

NOTE 10 – EQUITY (cont.)

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

During the year ended December 31, 2015 and on a cumulative basis, BioLineRx sold a total of 1,292,601 ADSs to LPC for aggregate gross proceeds of $2,643,000. In connection with these issuances, a total of 32,315 ADSs was issued to LPC as a commitment fee and a total of $53,000 was paid to Oberon Securities as a finder’s fee.

e.	Share-based payments

1)	Stock option plan – general

In 2003, BioLineRx adopted the 2003 Share Option Plan (the “Plan”). The Plan provides for the granting of options and ordinary shares to the Company’s employees, directors, consultants and other service providers. Options are issued at the determination of the Board of Directors in accordance with applicable law. The options are generally exercisable for a seven-year period and the grants generally vest over a four-year period. During 2013, the Company’s Board of Directors approved amendments to the Plan to take into account changes in laws and regulations that had occurred since its adoption and to extend the term of the plan until November 2023. As of December 31, 2015, there were 3,560,152 ordinary shares issuable upon the exercise of outstanding options under the Plan.

Ordinary shares resulting from grants under the Plan confer the same rights as all other ordinary shares of BioLineRx.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.)

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

In November 2014 and December 2015, the Company’s Board of Directors approved increases of 1.6 million and 5.0 million shares, respectively, to the total pool of authorized ordinary shares reserved for purposes of the Plan and any other present or future share incentive plans of the Company, bringing the pool to an aggregate of 9.6 million shares. As of December 31, 2015, there were 5.3 million remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee stock options (cont.)

The following table contains additional information concerning options granted to employees and directors under the existing stock-option plans.

	Year ended December 31,
	2013		2014		2015
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	1,293,602	13.2	1,861,280	12.0	3,187,092	9.1
Granted	755,800	9.7	1,478,200	5.7	500,800	6.8
Forfeited and expired	(162,976)	13.5	(150,985)	13.0	(187,630)	11.1
Exercised	(25,146)	4.0	(1,403)	4.0	-	-
Outstanding at end of year	1,861,280	12.0	3,187,092	9.1	3,500,262	8.7
Exercisable at end of year	273,780	20.4	641,960	15.1	1,169,540	12.6

The total consideration received from the exercise of stock options during 2013, 2014 and 2015 was not material.

The weighted average prices of BioLineRx’s shares on the dates of exercise were NIS 0.78 and NIS 0.77 for 2013 and 2014, respectively.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the options outstanding at the end of each of the years indicated.

	Year ended December 31,
	2013		2014		2015
Range of exercise prices (in NIS)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)
Up to 10.00	250,889	6.12	1,717,686	6.61	2,117,886	5.76
10.01-20.00	1,547,594	5.78	1,406,609	4.84	1,334,866	3.81
20.01-30.00	10,903	2.82	10,903	1.82	10,340	0.88
30.01-40.00	11,125	1.56	11,125	2.36	10,000	1.55
Over 40.00	40,770	2.24	40,770	1.34	27,170	1.00
	1,861,280	5.70	3,187,092	5.73	3,500,262	4.96

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee stock options (cont.)

The fair value of all options granted to employees through December 31, 2015 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2013	2014	2015
Expected dividend yield	0%	0%	0%
Expected volatility	69%	65%	68%
Risk-free interest rate	2%	2%	2%
Expected life of options (in years)	7	5	5

3)	Stock options to consultants

From inception through December 31, 2012, the Company issued to consultants options for the purchase of 76,523 ordinary shares at a weighted average exercise price of NIS 21.54 per share.

In 2015, the Company issued options to consultants for the purchase of 5,000 ordinary shares at a weighted average exercise price of NIS 7.62 per share. No options were issued to consultants in 2013 and 2014.

The options to consultants generally vest over four years and may be exercised for periods of between five and ten years. As of December 31, 2015, 59,890 options to consultants were outstanding, with a weighted average exercise price of NIS 21.9 per share and a weighted average contractual life of 1.68 years.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in 2013, 2014 and 2015 amounted to $40,000 each year.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 – TAXES ON INCOME

a.	Corporate taxation in Israel

The income of BioLineRx and BIJ Ltd. is taxed at standard Israeli corporate tax rates, which were 25% in 2013, and 26.5% in 2014 and 2015. The corporate tax rates for 2016 and thereafter are currently set at 25%. Capital gains are generally subject to tax at the same rate as the corporate tax rate.

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

Subject to compliance with the applicable requirements, the portion of undistributed income derived from Benefited Enterprise programs will be entitled to a tax exemption for a period of two years, followed by five years at the Benefited Enterprise tax rate of 25%, commencing in the first year in which BioLineRx generates taxable income after setting off losses for Israeli tax purposes from prior years (see c. below). The seven-year period may not extend beyond 12 years from the beginning of the Benefited Enterprise’s election year. BioLineRx received Benefited Enterprise status with respect to Eligible Projects in the 2009 and 2012 tax years, so depending on when the Benefited Enterprise programs begin to generate taxable income, the benefit period could continue through 2023. However, any distribution of income derived from exempt income sourced in the Benefited Enterprise programs will result in such income being subject to a rate of corporate tax no greater than 25%.

BioLineRx has the option to transition to a “Preferred Enterprise” regime under the Investments Law, according to which all income which is eligible for benefits under the regime would be subject to a flat corporate tax rate of 16%, whether or not distributed. A transition to a Preferred Enterprise regime may not be reversed.

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

NOTE 11 – TAXES ON INCOME (cont.)

c.	Tax loss carryforwards

As of December 31, 2014 and 2015, the tax loss carryforwards of BioLineRx were approximately $135 million and $152 million, respectively. The tax loss carryforwards have no expiration date.

The Company has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2n.

d.	Tax assessments

In accordance with Israeli tax regulations, the tax returns filed by BioLineRx and BIJ Ltd. through the 2011 tax year are considered final.

e.	Theoretical taxes

As described in Note 2n, the Company has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The tax on the Company’s income before taxes differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

	Year ended December 31,
	2013		2014		2015
		USD in		USD in		USD in
		thousands		thousands		thousands
Loss before taxes	25%	(17,024)	26.5%	(11,076)	26.5%	(14,400)

Theoretical tax benefit		(4,256)		(2,935)		(3,816)
Disallowed deductions (tax exempt income):
Gain on adjustment of warrants to fair value		(358)		(915)		(342)
Share-based compensation		211		280		305
Other		18		15		14
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		4,385		3,555		3,839
Taxes on income for the reported year		-		-		-

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 – LOSS PER SHARE

The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2013	2014	2015
	In USD thousands
Loss attributed to ordinary shares	(17,024)	(11,076)	(14,400)
Number of shares used in basic calculation (in thousands)	22,488	32,434	51,406

	in USD
Basic loss per ordinary share	(0.76)	(0.34)	(0.28)
Diluted loss per ordinary share	(0.76)	(0.34)	(0.28)

NOTE 13 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments

1)	Agreement with the State of Israel for operation of the Incubator

Pursuant to an agreement with the State of Israel, the Company operated the Incubator from January 1, 2005 through December 31, 2013. Following expiration of the agreement on December 31, 2013, the Company terminated the activities of the Incubator and applied to the courts for a formal liquidation of BIJ LP, which took effect on December 31, 2014.

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

As of December 31, 2015, the Company has no further liabilities to the OCS in respect of loans received under the Incubator.

With respect to the accounting treatment of State loans, see Note 2q.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

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

In accordance with the terms of grants provided by the OCS, the State is entitled to royalties on the sale or license of any product whose development was supported with State participation. These royalties are generally 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the dollar) received by the Company, plus annual interest at the LIBOR rate. Under certain circumstances, the royalty rate is calculated according to a formula based on the ratio of participation by the OCS in the project to the total project costs incurred by the Company. As of December 31, 2015, the contingent liability for potential royalties payable by the Company for OCS grants received (other than BL-8040 – see below) amounts to $0.2 million.

In connection with the in-licensing of BL-8040 from Biokine Therapeutics Ltd. (“Biokine”), and as a condition to OCS consent to the transaction, the Company agreed to abide by any obligations resulting from funds previously received by Biokine from the OCS. The contingent liability to the OCS assumed by the Company relating to this transaction amounts to approximately $2.7 million as of December 31, 2015. The Company has a full right of offset for amounts payable to the OCS from payments due to Biokine in the future. Therefore, in the opinion of management, the likelihood of any future Company payment obligation to the OCS with regard to this matter is remote.

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

NOTE 13 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

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

In addition, the Company generally undertakes in the licensing agreements to protect registered patents resulting from developments under the various licenses, to promote the registration of patents covering new developments in cooperation with the licensor, and to bear responsibility for all related costs. Pursuant to the various agreements, the Company generally works to register the various patents on a broad basis worldwide, and if the Company decides not to initiate or continue a patent registration proceeding in a given country, the Company is required to notify the applicable licensor to this effect and the licensor is entitled to take action for registration of the patent in such country.

The consideration paid pursuant to the licensing agreements generally includes several components that may be payable over the license period and that relate, inter alia, to the progress made in research and development activities, as well as commercial success, as follows: (a) one-time payment of up to $200,000 and/or periodic payments of up to $30,000 per year; (b) payments through the early stages of development ( i.e. through the end of phase 2) of up to $150,000; (c) payments of up to $2,000,000 upon the achievement of milestones necessary for advancing to phase 3; (d) payments of up to $5,000,000 from the end of a successful phase 3 trial through approval of the therapeutic compound; and e) royalties on sales of the final product resulting from development under the license or including any component thereof, ranging between 3%-5% of the Company’s net sales of the product, although in specific instances the royalty rate has been higher or lower than this range. In instances where the Company has outlicensed the product for further development, the Company pays a percentage of the net consideration received from the licensee (“Sublicense Receipts”) to the upstream licensor that generally range from 20% to 29.5% of such consideration , although in specific instances the percentage paid has been higher or lower than this range. These Sublicense Receipts generally take the place of most or all of the milestone and royalty payments set forth in (b) through (e) above.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

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

a)
In August 2014, the Company entered into an operating lease agreement in connection with the lease of new premises. Payments under the new lease commenced in June 2015 and will expire in June 2020. The monthly lease fee is approximately $27,000 (including maintenance fees and parking). The Company has the option to extend the lease for 4 additional lease periods totaling up to an additional 10 years, each option at a 5% increase to the preceding lease payment amount.

As to guarantees provided to secure the Company’s liability under the lease agreements, see Note 13b.

b)
The Company has entered into operating lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are approximately $240,000. To secure the terms of the lease agreements, the Company has made certain prepayments to the leasing companies, representing approximately two months of lease payments. These amounts have been recorded as prepaid expenses. See also Note 15b.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

5)	Early Development Program (“EDP”) agreement

On the signature date of an investment agreement with Pan Atlantic Bank and Trust Limited (“Pan Atlantic”) in 2007, BioLineRx also entered into an agreement with Pan Atlantic for the funding of an early development program (the “EDP Agreement”). According to the EDP Agreement, Pan Atlantic undertook to provide grants for the promotion of drug-development projects in the preliminary stages of research in an aggregate amount of up to $5,000,000, in semi-annual “calls” of up to $625,000 each. In parallel, for every dollar of EDP project funding provided by Pan Atlantic, BioLineRx committed to provide twenty cents of funding (i.e., a funding ratio of 5:1). Pan Atlantic’s undertakings under the EDP agreement were not subject to Pan Atlantic being a lender to, or a shareholder of, BioLineRx. During 2012, Pan Atlantic fulfilled its entire $5,000,000 funding commitment under the EDP agreement, and during 2013, the Company utilized the remaining funds available under the program. Amounts recognized as a reduction of research and development expenses in 2013 related to the EDP program were $669,000.

b.	Contingent liabilities

Guarantees and liens:

To secure the Company’s lease obligation on its premises, the Company has provided a bank guarantee in the amount of $100,000 for the benefit of the lessor, which was outstanding as of December 31, 2015. As of December 31, 2014, the Company had pledged several dollar-denominated bank deposits in the aggregate amount of $166,000 to secure the lease on its premises.

See Note 9a regarding equipment pledged as collateral to secure a bank loan.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Transactions with related parties

Expenses (income):

	Year ended December 31,
	2013	2014	2015
	In USD thousands
Participation in EDP project funding*	(669)	-	-

Benefits to related parties:
Compensation and benefits to senior management, including benefit component of option grants	1,590	2,084	1,843
Number of individuals to which this benefit related	5	5	5
Compensation and benefits to directors, including benefit component of option grants	192	218	233
Number of individuals to which this benefit related	6	7	7

*	This amount relates to a grant received from Pan Atlantic, in accordance with the EDP Agreement as detailed in Note 13a(5).

Key management compensation

Key management includes directors (executive and non-executive), executive officers and the internal auditor. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2013	2014	2015
	In USD thousands
Salaries and other short-term employee benefits	1,271	1,704	1,412
Post-employment benefits	121	130	120
Other long-term benefits	16	30	27
Share-based compensation	374	438	517
	1,782	2,302	2,076

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2014	2015
	In USD thousands
Institutions	250	255
Income receivables	-	26
Other	7	10
	257	291

b.	Long-term prepaid expenses

The prepaid expenses relate to operating lease agreements in respect of the vehicles leased by the Company.

c.	Accounts payable and accruals

		December 31,
		2014	2015
		In USD thousands
1)	Trade:
	Accounts payable:
	In Israel	558	374
	Overseas	1,096	1,536
		1,654	1,910
2)	Other:
	Payroll and related expenses	361	209
	Accrual for vacation and recreationpay	277	213
	Accrued expenses	610	705
	Other	4	10
		1,252	1,137

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

d.	Research and development expenses – net

	Year ended December 31,
	2013	2014	2015
	In USD thousands
Payroll and related expenses, including vehicles	3,545	3,771	3,754
Depreciation and amortization	226	253	414
Write-off of intellectual property	38	97	-
Research and development services	7,078	6,050	5,455
Professional fees	1,082	682	772
Materials	17	18	39
Overseas travel	13	12	2
Lab, occupancy and telephone	878	940	926
Other	63	43	127
	12,940	11,866	11,489
Less – OCS participation in research and development costs - see also Notes 13a(1) and (2)	(63)	-	-
Less – participation in research and development costs by a related party - see Note 14	(669)	-	-
	12,208	11,866	11,489

e.	Sales and marketing expenses

	Year ended December 31,
	2013	2014	2015
	In USD thousands
Payroll and related expenses, including vehicles	486	668	690
Marketing	554	799	243
Overseas travel	96	122	70
	1,136	1,589	1,003

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

f.	General and administrative expenses

	Year ended December 31,
	2013	2014	2015
	In USD thousands
Payroll and related expenses, including vehicles	1,900	2,283	2,003
Professional fees	1,159	884	1,053
Office supplies and telephone	15	14	13
Office maintenance	18	17	30
Insurance	142	146	155
Depreciation	91	16	27
Other	339	440	423
	3,664	3,800	3,704

g.	Non-operating income, net

	Year ended December 31,
	2013	2014	2015
	In USD thousands
Issuance costs	(271)	(103)	-
Changes in fair value of warrants	1,432	3,454	1,292
Cost reimbursement related to prior year	-	-	153
Initial commitment and finder’s fees associated with LPC agreement	-	(290)	-
	1,161	3,061	1,445

h.	Financial income

	Year ended December 31,
	2013	2014	2015
	In USD thousands
Income from interest and exchange differences on deposits	720	3,566	457

i.	Financial expenses

	Year ended December 31,
	2013	2014	2015
	In USD thousands
Exchange differences	1,877	428	91
Bank commissions	20	20	15
	1,897	448	106

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

NOTE 17 – AGREEMENT WITH OMEGA PHARMA

In December 2014, the Company entered into an exclusive out-licensing arrangement with a subsidiary of Omega Pharma NV (“Omega Pharma”) for the rights to BL-5010 for OTC indications in the territory of Europe, Australia and additional selected countries. The Company will retain the OTC rights to BL-5010 in the United States and the rest of the world, as well as the non-OTC rights on a global basis. Under the out-licensing arrangement with Omega Pharma, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Omega Pharma will sponsor and manufacture BL-5010 in the relevant regions. Omega Pharma will pay the Company an agreed amount for each unit sold, and the Company will be entitled to certain commercial milestone payments. In addition, the Company will have full access to all clinical and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where the Company retains the rights.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 18 – OTHER OUT-LICENSING AGREEMENTS

a.	Agreement with Bellerophon

In 2009, the Company entered into an out-licensing agreement with Bellerophon BCM, LLC (“Bellerophon”), pursuant to which the Company granted Bellerophon an exclusive, worldwide license to develop, manufacture and commercialize BL-1040, a compound for the treatment of patients that have suffered an acute myocardial infarction. In accordance with the agreement, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of and to commercialize BL-1040, and will bear all subsequent costs involved in the continued development of the product, the conduct and funding of its commercialization, and the prosecution and maintenance of patents.

Total payments to the Company under the agreement (not including royalties) may reach up to $282,500,000, subject to the achievement of certain milestones. The Company has received payments totaling $17,000,000 since 2009. Approximately 50% of the remaining payments are subject to development and regulatory milestones and the rest are subject to commercialization milestones. The abovementioned payments were recognized as revenues in 2009, and future milestone payments will be recognized as revenues if and when their receipt will become probable and their amount can be reliably measured. The Company is also entitled to royalties on the net sales of any product developed under the agreement, ranging from 11% to 15%, depending on annual net sales levels. The out-licensing agreement with Bellerophon terminates on the date that the last patent rights in respect of BL-1040 are still valid (through at least 2029).

In July 2015, Bellerophon reported top-line results from the clinical trial it had been conducting, which showed no statistically significant difference between patients treated with BL-1040 versus placebo for both the primary and the secondary endpoints of the study. The Company has not yet received formal notification from Bellerophon about its plans regarding the future of its development program for BL-8040.

The Company is required to pay to the licensors of the BL-1040 compound 28% of all consideration received under the agreement.

b.	CTTQ Agreement

In June 2014, the Company signed an out-licensing agreement with Jiangsu Chia-tai Tianqing Pharmaceutical Co., Ltd. (“CTTQ”), the leading Chinese pharmaceutical company in the liver disease therapeutic area, for the development and commercialization of BL-8030, an orally available treatment for HCV in the pre-clinical stages of development. Under the terms of the agreement, the Company granted CTTQ exclusive rights to develop, manufacture and commercialize BL-8030 in China and Hong Kong. In January 2016, CTTQ notified the Company of its intention to terminate the agreement, which will take effect in April 2016.

BioLineRx Ltd.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 19 – EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

In January 2016, the Company announced a collaboration with MSD, known as Merck in the US and Canada, in the field of cancer immunotherapy. The Company plans to sponsor and conduct a Phase 2 study investigating the Company’s BL-8040 oncology compound in combination with KEYTRUDA®, MSD’s anti-PD-1 therapy, in patients with pancreatic cancer. The study is planned to commence by mid-2016. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.