Form 20-F/A
period 2015-12-31
BioLineRx Ltd.
filed 2016-05-31
CIK 1498403

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

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends our Annual Report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”), as filed with the U.S. Securities and Exchange Commission (the“Commission”) on March 10, 2016 (the “Original Filing Date”). This Amendment No. 1 is being filed solely to amend Exhibit 4.33 originally filed on Form 6-K dated October 16, 2012, and Exhibit 4.40 originally filed with the Annual Report (collectively, the “Exhibits”).

The Registrant had previously submitted a request for confidential treatment to the Commission concerning Exhibit 4.33, and confidential treatment was granted by the SEC on March 1, 2013. The confidential treatment period expired on December 20, 2015 and the unredacted agreement has been included in this Amendment.

The Registrant had previously submitted a request for confidential treatment to the Commission concerning Exhibit 4.40, and the final redacted agreement has been included in this Amendment.

The Exhibits filed herewith supersede in their entirety the Exhibits originally filed with the Form 6-K dated October 16, 2012 and the Annual Report. Other than as expressly set forth above, this amendment does not, and does not purport to amend, restate or update the information contained in the Annual Report, or reflect any events that have occurred after the Annual Report was filed. As a result, our Annual Report, as amended hereby, continues to speak as of the Original Filing Date of our Annual Report. Additionally, in connection with the filing of this Amendment No. 1, the Company is including new certifications of the Company's chief executive officer and chief financial officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350) as no financial statements are being filed with this Amendment No. 1.

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

4.17†(10)
Amended and Restated License and Commercialization Agreement among Ikaria Development Subsidiary One LLC, the Registrant and BioLine Innovations Jerusalem L.P. dated August 26, 2009, as amended and supplemented

4.18(11)	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan

4.20(1)	Amendment to Employment Agreement with Kinneret Savitsky, Ph.D., dated January 2, 2004.

4.30(4)	Employment Agreement with David Malek, dated August 8, 2011

4.31(3)	Form of Warrant to purchase American Depositary Shares

4.32(7)	Form of Warrant to purchase American Depositary Shares

4.33	License Agreement entered into as of September 2, 2012 by and between the Registrant and Biokine Therapeutics Ltd.

4.34(9)	Consulting Agreement with Arnon Aharon, M.D., dated January 1, 2014

4.35†(9)	License Agreement entered into as of February 15, 2011 between the Registrant and Valorisation-Recherche, Limited Partnership

4.36(8)	Executive Compensation Plan

4.37(10)
Lease Agreement entered into as of August 7, 2014 between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. as Lessor and the Registrant as Lessee, as amended (English summary of the Hebrew original)

4.38†(10)	Investment and Collaboration Agreement entered into as of December 16, 2014 between the Registrant and Novartis Pharma AG

Exhibit Number	Exhibit Description

4.39†(11)	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV

4.40†	Clinical Trial Collaboration and Supply Agreement entered into as of January 11, 2016 between Merck Sharp & Dohme B.V. and the Registrant

4.41(12)	Employment Agreement with Merril Gersten, dated March 1, 2016

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(12)	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(12)	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(3)	Form of Purchase Agreement between the Registrant and the Purchasers named therein, dated February 2012

15.4(7)	Subscription Agreement entered into as of February 6, 2013 between the Registrant and OrbiMed Israel Partners Limited Partnership

15.5(12)	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant

15.6(6)	Purchase Agreement entered into as of May 28, 2014 between the Registrant and Lincoln Park Capital Fund, LLC

15.7(6)	Registration Rights Agreement entered into as of May 28, 2014 between the Registrant and Lincoln Park Capital Fund, LLC

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(1)	Incorporated by reference to the Registrant's Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(2)	Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (No. 333-175360) filed by the Bank of New York Mellon with respect to the Registrant's American Depositary Receipts.

(3)	Incorporated by reference to the Registrant's Form 6-K filed on February 15, 2012.

(4)	Incorporated by reference to the Registrant's Registration Statement on Form F-1 (No. 333-179792) filed on February 29, 2012.

(5)	Incorporated by reference to the Registrant's Registration Statement on Form F-3 (No. 333-205700) filed on July 16, 2015.

(6)	Incorporated by reference to the Registrant's Form 6-K filed on May 30, 2014.

(7)	Incorporated by reference to the Registrant's Form 6-K filed on February 6, 2013.

(8)	Incorporated by reference to the Registrant's Form 6-K filed on November 13, 2013.

(9)	Incorporated by reference to Amendment No. 1 to the Registrant's Annual Report on Form 20-F/A filed on May 15, 2014.

(10)	Incorporated by reference to the Registrant's Annual Report on Form 20-F filed on March 23, 2015.

(11)	Incorporated by reference to Amendment No. 2 to the Registrant's Annual Report on Form 20-F/A filed on September 22, 2015.

(12)	Incorporated by reference to the Registrant's Annual Report on Form 20-F filed on March 10, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

Date: May 31, 2016	By:	/s/ Kinneret Savitsky
Kinneret Savitsky, Ph.D.
Chief Executive Officer