Form 20-F
period 2016-12-31
BioLineRx Ltd.
filed 2017-03-23
CIK 1498403

As filed with the U.S. Securities and Exchange Commission on March 23, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 57,033,355

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

i

INTRODUCTION

Certain Definitions

In this Annual Report on Form 20-F, unless the context otherwise requires:

•	references to "BioLineRx," the "Company," "us," "we" and "our" refer to BioLineRx Ltd., an Israeli company, and its consolidated subsidiaries;

•	references to "ordinary shares," "our shares" and similar expressions refer to the Company's ordinary shares, NIS 0.10 nominal (par) value per share;

•	references to "ADS" refer to the Company's American Depositary Shares;

•	references to "dollars," "U.S. dollars" and "$" are to United States Dollars;

•	references to "shekels" and "NIS" are to New Israeli Shekels, the Israeli currency;

•	references to the "Companies Law" are to Israel's Companies Law, 5759-1999, as amended; and

•	references to the "SEC" are to the United States Securities and Exchange Commission.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations and integrate new therapeutic candidates and new personnel;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model and strategic plans for our business and therapeutic candidates;

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

In June 2015, we effected a 1:10 reverse split of our ordinary shares. All share and per share amounts in this report have been retroactively adjusted to reflect the reverse split as if it had been effected prior to the earliest financial statement period referred to herein. Following the reverse split, one ordinary share traded on the Tel-Aviv Stock Exchange (the "TASE") is equivalent to one ADS traded on the Nasdaq Capital Market (the "Nasdaq") (prior to the split, the ratio of ordinary shares to ADSs was 10:1).

The selected consolidated statements of operations data for the years ended December 31, 2014, 2015, and 2016, and the selected consolidated balance sheet data as of December 31, 2015 and 2016, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014, have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F.

Our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and reported in dollars. The amounts in the tables below for the years 2012 through 2014 were previously reported in NIS. Due to the change in our functional and reporting currency from the NIS to the dollar, effective January 1, 2015, the amounts for 2012 through 2014 have been restated in dollars using the methodology set forth in Note 2c to our consolidated financial statements for the year ended December 31, 2016.

	Year Ended December 31,
Consolidated Statements of Operations Data:(1) (2)	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars, except share and per share data)

Research and development expenses, net	(16,677)	(12,208)	(11,866)	(11,489)	(11,177)
Sales and marketing expenses	(837)	(1,136)	(1,589)	(1,003)	(1,352)
General and administrative expenses	(3,638)	(3,664)	(3,800)	(3,704)	(3,984)
Operating loss	(21,152)	(17,008)	(17,255)	(16,196)	(16,513)
Non-operating income, net	1,026	1,161	3,061	1,445	214
Financial income	2,287	720	3,566	457	480
Financial expenses	(1,942)	(1,897)	(448)	(106)	(22)
Net loss	(19,781)	(17,024)	(11,076)	(14,400)	(15,841)
Other comprehensive income (loss):
Currency translation differences	(7)	1,097	(2,834)	–	–
Comprehensive loss	(19,788)	(15,927)	(13,910)	(14,400)	(15,841)
Net loss per ordinary share	(1.17)	(0.76)	(0.34)	(0.28)	(0.28)
Number of ordinary shares used in computing loss per ordinary share	16,940,473	22,488,516	32,433,883	51,406,434	56,144,727

	As of December 31,
Consolidated Balance Sheet Data:	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars)
Cash and cash equivalents	18,307	8,899	5,790	5,544	2,469
Short-term bank deposits	3,070	9,319	28,890	42,119	33,154
Property, plant and equipment, net	850	712	721	2,909	2,605
Total assets	24,325	20,014	36,211	51,302	38,939
Total liabilities	9,343	8,292	4,406	3,692	3,912
Total shareholders’ equity	14,982	11,722	31,805	47,610	35,027

(1)	Data on diluted loss per share was not presented in the financial statements because the effect of the exercise of the options is either immaterial or is anti-dilutive.

(2)
In June 2015, we effected a 1:10 reverse split of our ordinary shares. All share and per share amounts have  been retroactively adjusted to reflect the reverse split as if it had been effected prior to the earliest financial statement period included herein.

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

We are a clinical stage biopharmaceutical development company that was incorporated in 2003. Since our incorporation, we have been focused on research and development. Our most advanced therapeutic candidates are in clinical development. We, or our licensees, as applicable, will be required to conduct significant additional clinical trials before we or they can seek the regulatory approvals necessary to begin commercial sales of our therapeutic candidates. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We recorded net losses of approximately $11.1 million in 2014, $14.4 million in 2015 and $15.8 million in 2016. As of December 31, 2016, we had an accumulated deficit of approximately $175.0 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable and we may never achieve significant sustained revenues.

We cannot ensure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of December 31, 2016, we held cash and short-term investments of approximately $35.6 million. We believe that our existing cash and investment balances and other sources of liquidity, not including potential milestone and royalty payments under our existing and future out-licensing and other collaboration agreements, will be sufficient to meet our requirements into 2019. We have funded our operations primarily through public and private offerings of our securities, payments received under our strategic licensing and collaboration arrangements and interest earned on investments. In addition, until 2013, we also received grants from a government body that at the time was called the Office of the Chief Scientist of Israel’s Ministry of Economy and Industry, or the OCS (which in 2016 was replaced by the newly established Israel Innovation Authority, or the IIA). The adequacy of our available funds to meet our operating and capital requirements will depend on many factors including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

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

To date, only one of our products, BL-5010, for the treatment of benign skin lesions, has been approved for marketing and sale. Currently, we have one clinical-stage therapeutic candidate in development: BL-8040 for the treatment of multiple cancer and hematological indications. We also have one therapeutic candidate, AGI-134, in development for solid tumors, that we expect will begin clinical stage development in the first half of 2018. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs and devices. We may not obtain marketing approval for any other of our therapeutic candidates in a timely manner or at all. In connection with the clinical trials for BL-8040 and other therapeutic candidates that we are currently developing or may seek to develop in the future, either on our own or through out-licensing or co-development arrangements, we face the risk that:

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

Any delay in obtaining, or the failure to obtain, required regulatory approvals will materially and adversely affect our ability to generate future revenues from a particular therapeutic candidate. Any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the product. We and our licensees, as applicable, also are, and will be, subject to numerous foreign regulatory requirements that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all the risks associated with the FDA approval process that we describe above, as well as risks attributable to the satisfaction of foreign requirements. Approval by the FDA does not ensure approval by regulatory authorities outside the United States. Foreign jurisdictions may have different approval processes than those required by the FDA and may impose additional testing requirements for our therapeutic candidates.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including FDA approval. Clinical trials are expensive and complex, can take many years and have uncertain outcomes. We cannot necessarily predict whether we or our licensees will encounter problems with any of the completed, ongoing or planned clinical trials that will cause us, our licensees or regulatory authorities to delay or suspend clinical trials, or delay the analysis of data from completed or ongoing clinical trials. In addition, because some of our clinical trials are investigator-initiated studies (i.e., we are not the study sponsor), we may have less control over these studies. We estimate that clinical trials of our most advanced therapeutic candidates will continue for several years, but they may take significantly longer to complete. Failure can occur at any stage of the testing and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates, including but not limited to:

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

We employ a number of methods to identify therapeutic candidates that we believe are likely to achieve commercial success. In addition to our internal research and business developments efforts, we employ a rigorous screening system we developed. In certain instances, our Scientific Advisory Board and disease-specific third-party advisors evaluate therapeutic candidates, as we deem necessary. In addition, therapeutic candidates expected to be developed under our collaboration with Novartis Pharma AG, or Novartis, are also evaluated within the framework of the Joint Steering Committee established with Novartis for this purpose. However, there can be no assurance that our internal research efforts or our screening system will accurately or consistently select among various therapeutic candidates those that have the highest likelihood to achieve, and which ultimately achieve, commercial success. As a result, we may spend substantial resources developing therapeutic candidates that will not achieve commercial success and we may not advance those therapeutic candidates with the greatest potential for commercial success.

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

We depend on in-licensing agreements with third parties to maintain the intellectual property rights to our therapeutic candidates. Regarding the main therapeutic candidates in clinical trials, we have in-licensed rights from Biokine Therapeutics Ltd., or Biokine, with respect to our BL-8040 therapeutic candidate; from the University of Massachusetts, or the University, and from Kode Biotech Limited, or Kode Biotech, with respect to our AGI-134 therapeutic candidate; and from Innovative Pharmaceutical Concepts, Inc., or IPC, with respect to our BL-5010 therapeutic candidate. See "Item 4. Information on the Company — Business Overview — In-Licensing Agreements." Our in-license agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these agreements. The royalty rates and revenue sharing payments vary from case to case but generally range from 20% to 29.5% of the consideration we receive from sublicensing the applicable therapeutic candidate. In some instances, we are required to pay a substantially lower percentage (generally less than 5%) if we elect to commercialize the subject therapeutic candidate independently. Due to the relatively advanced stage of development of the compound licensed from Biokine, our license agreement with Biokine provides for royalty payments of 40% of the consideration we receive from sublicensing and 10% of net sales, subject to certain limitations, should we independently sell products. These in-license agreements last either throughout the life of the patents that are the subject of the agreements, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

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

If we do not meet the requirements under our agreement with the Agalimmune selling shareholders, we could lose the rights to the therapeutic candidates in Agalimmune's pipeline, including but not limited to AGI-134.

In March 2017, we acquired substantially all the outstanding shares of Agalimmune Ltd., or Agalimmune, a privately-held company incorporated in the United Kingdom. In conjunction with the acquisition, we entered into a development agreement with Agalimmune and its selling shareholders, or the Agalimmune Development Agreement, which, among other things, grants us an option to purchase any remaining Agalimmune shares. If we do not exercise this option within a certain period of time after achieving certain milestones or we commit a material breach of the Agalimmune Development Agreement, the selling shareholders have a reversionary option to acquire all the Agalimmune shares we hold for nominal consideration. If the exercise of this option is completed and our development work subsequently generates revenues for Agalimmune, we will only be entitled to a percentage of Agalimmune's net proceeds, until such time as we have recouped the expenses we incurred in connection with the Agalimmune Development Agreement. Completion of the exercise of the reversionary option would result in the loss of our rights in the proprietary technology held by Agalimmune, which could have a material adverse effect on our business, financial condition and results of operations.

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

If our competitors develop and market products that are more effective, safer or less expensive than our current or future therapeutic candidates, our prospects will be negatively impacted.

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. Specifically, we are aware of many other companies which currently market and/or are in the process of developing products that address acute myeloid leukemia, or AML, celiac disease and gluten sensitivity, and skin lesions.

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

Our contract manufacturers are, and will be, required to adhere to FDA regulations setting forth current good manufacturing practices, or cGMP, for drugs and Quality System Regulations, or QSR, for devices. These regulations cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates. Our manufacturers may not be able to comply with applicable regulations. Our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar regulators outside the United States. The failure of our third party manufacturers to comply with applicable regulations could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates, and materially and adversely affect our business, financial condition and results of operations.

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

We rely upon third-party manufacturers to produce therapeutic supplies for the clinical trials, and commercialization, of our therapeutic candidates. If we manufacture any of our therapeutic candidates in the future, we will be required to incur significant costs and devote significant efforts to establish and maintain manufacturing capabilities.

We do not currently have laboratories that are compliant with cGMP and therefore cannot independently manufacture drug products for our current clinical trials. We rely on third-party manufacturers to produce the therapeutic supplies that will enable us to perform clinical trials and, if we choose to do so, commercialize therapeutic candidates ourselves. We have limited personnel with experience in drug or medical device manufacturing and we lack the resources and capabilities to manufacture any of our therapeutic candidates on a commercial scale. The manufacture of pharmaceutical products and medical devices requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products and medical devices often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields and quality control, including stability of the therapeutic candidate.

We do not currently have any long-term agreements with third party manufacturers that guarantee the supply of any of our therapeutic candidates. When we require additional supplies of our therapeutic candidates to complete our clinical trials or if we elect to commercialize our products independently, we may be unable to enter into agreements for clinical or commercial supply, as applicable, with third party manufacturers, or may be unable to do so on acceptable terms. Even if we enter into these agreements, it is likely that the manufacturers of each therapeutic candidate will be single source suppliers to us for a significant period of time.

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

•	insufficient or unfavorable levels of reimbursement from government or third-party payors;

•	infringement on proprietary rights of others for which we or our licensees have not received licenses;

•	incompatibility with other therapeutic products;

•	other potential advantages of alternative treatment methods;

•	ineffective marketing and distribution support;

•	significant changes in pricing due to pressure from public opinion, non-governmental organizations or governmental authorities

•	lack of cost-effectiveness; or

•	timing of market introduction of competitive products.

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

Significant developments that may adversely affect pricing in the United States include (i) the enactment of federal healthcare reform laws and regulations, including the Medicare Prescription Drug Improvement and Modernization Act of 2003 and the Patient Protection and Affordable Care Act of 2010, or PPACA, and (ii) trends in the practices of managed care groups and institutional and governmental purchasers, including the impact of consolidation of our customers. Changes to the healthcare system enacted as part of healthcare reform in the United States, as well as the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, may result in increased pricing pressure by influencing, for instance, the reimbursement policies of third-party payors. Healthcare reform legislation has increased the number of patients who would have insurance coverage for our approved products, if any of our therapeutic products are approved, but provisions such as the assessment of a branded pharmaceutical manufacturer fee and an increase in the amount of the rebates that manufacturers pay for coverage of their drugs by Medicaid programs may have an adverse effect on us. It is uncertain how current and future reforms in these areas will influence the future of our business operations and financial condition.

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

Our business exposes us to significant potential clinical trial and product liability risks that are inherent in the development, manufacturing and sales and marketing of human therapeutic products. Although we do not currently commercialize any products, claims could be made against us based on the use of our therapeutic candidates in clinical trials. We currently carry life science liability insurance covering general liability with an annual coverage amount of $30.0 million per occurrence and product liability and clinical trials coverage with an annual coverage amount of $30.0 million each claim and in the aggregate. The maximum indemnity for a single occurrence, claim or circumstances under this insurance is $30.0 million. However, our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage or obtain additional or sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as damages awards beyond the coverage of our insurance policies resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any claims, we might be required to direct significant financial and managerial resources to such defense, and adverse publicity is likely to result.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

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

We currently have in-licensing agreements relating to our lead therapeutic candidates that are in development or being commercialized. In 2012, we in-licensed the rights to BL-8040 under a license agreement from Biokine. Under the BL-8040 license agreement, we are obligated to make commercially reasonable, good faith efforts to sublicense or commercialize BL-8040 for fair consideration. Agalimmune in-licensed rights to AGI-134 under a license from the University of Massachusetts in 2013 and under a license from Kode Biotech in 2015. Under each of those license agreements, Agalimmune is obligated to use diligent efforts or cause its affiliates and sublicensees to use diligent efforts to develop the respective licensed technology and introduce licensed products into the commercial market. In 2007, we in-licensed the rights to BL-5010 under a license agreement with IPC. Under the BL-5010 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals.

Each of the foregoing in-licensing agreements, or the obligation to pay royalties thereunder, will generally remain in effect until the expiration, under the applicable agreement, of all the licensing, royalty and sublicense revenue obligations to the applicable licensors, determined on a product-by-product and country-by-country basis. We may terminate the BL-8040 in-licensing agreement upon 90 days prior written notice to Biokine. Agalimmune may terminate the license from University of Massachusetts relating to AGI-134 and the evaluation license and option agreement (the "Evaluation License") from Kode Biotech relating to AGI-134, each on 90 days notice. We may terminate the BL-5010 in-licensing agreement upon 30 days' prior written notice to the respective licensor.

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

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of March 20, 2017, we owned or exclusively licensed for uses within our field of business 26 patent families that collectively contain over 54 issued patents, one allowed patent application and over 61 pending patent applications relating to our main therapeutic candidates. We are also pursuing patent protection for other drug candidates in our pipeline.

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

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2017 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs if we are a PFIC.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is "passive income" or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we were a PFIC during certain prior taxable years and, although we have not determined whether we will be a PFIC for our taxable year ending December 31, 2017, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC for our taxable year ending December 31, 2017, or any subsequent year, and a U.S. Investor (as defined below) does not make an election to treat us as a "qualified electing fund," or QEF, or make a "mark-to-market" election, then "excess distributions" to a U.S. Investor, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. Investor's holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Investor to make a timely QEF or mark-to-market election. U.S. Investors who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Investors who made a timely QEF or mark-to-market election. A U.S. Investor can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we will annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

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

Our ordinary shares are traded on the TASE and our ADSs are listed on the Nasdaq.  Trading in our securities on these markets takes place in different currencies (dollars on the Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel).  The trading prices of our securities on these two markets may differ due to these factors, the factors listed above, or other factors.  Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

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

As a result of previous financings, we have warrants outstanding for the purchase of 1.6 million ADSs at an exercise price of $3.94 per ADS. In addition, as of March 20, 2017 we have stock options granted to directors, employees and consultants for the purchase of 6.9 million ordinary shares with a weighted average exercise price of $1.60 per ordinary share.

In May 2014, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC, or LPC, for the sale, from time to time, of up to $20 million of our ADSs to LPC. During the 36-month term of this purchase agreement, we control the timing and amount of any sales to LPC, if and when we decide, in accordance with the agreement. LPC has no right to require us to sell any ADSs to LPC, but LPC is obligated to make purchases as we direct, subject to certain conditions. The purchase price related to any sales to LPC is based on the prevailing market prices of our ADSs immediately preceding the notice of sale to LPC, without any fixed discount. The agreement may be terminated by us at any time, at our sole discretion, without any cost or penalty. As of March 20, 2017, we have sold approximately 5.6 million ADSs to LPC under the purchase agreement.

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

Our headquarters, all our operations and some of our suppliers and third party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the autumn of 2012, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip; during the summer of 2014, another escalation in violence among Israel, Hamas and other groups took place; and since October 2015, and to a lesser extent since August 2016, Israel has been facing another escalation in violence with the Palestinian population. These conflicts involved missile strikes against civilian targets in various parts of Israel, as well as civil insurrection of Palestinians in the West Bank, on the border with the Gaza Strip and in Israeli cities, and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular Iran. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah (a Lebanese Islamist Shiite militia group and political party), and various rebel militia groups in Syria. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. The year 2014 saw the rise of an Islamic fundamentalist group known as ISIS. Following swift operations, ISIS gained control of large areas in the Middle East, including in Iraq and Syria, which have contributed to the turmoil experienced in these areas. As a result, the United States armed forces have engaged in limited operations against ISIS and since 2015, Russia’s armed forces have also been engaged in limited yet substantive operations to defeat ISIS and other rebel groups operating in Syria. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and has raised concerns regarding security in the region and the potential for armed conflict. These situations may escalate in the future to more violent events which may affect Israel and us. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

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

Further, in the past, the State of Israel and Israeli companies have been subjected to an economic boycott. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. If the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our financial condition.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Many of our male employees in Israel, including a member of our senior management, are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 40 (or older, for officers or reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and some of our employees have been called up from time to time in connection with armed conflicts. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees or of one or more of our key employees. Such disruption could materially adversely affect our business, financial condition and results of operations.

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

Our research and development efforts have been financed, in part, through grants and loans that we have received from the OCS. In addition, before we in-licensed BL-8040, Biokine had received funding for the project from the OCS, and as a condition to OCS consent to our in-licensing of BL-8040, we were required to agree to abide by any obligations resulting from such funding. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 1984, and related regulations, as amended, or the Research Law, with respect to these projects. Through December 31, 2016, we have received approximately $19.8 million in funding from the OCS and have paid the OCS approximately $6.3 million in royalties under our approved programs. As of December 31, 2016, we have no contingent obligation to the IIA other than for BL-8040.  In connection with the in-licensing of BL-8040 from Biokine, and as a condition to OCS consent to the transaction, we agreed to abide by any obligations resulting from funds previously received by Biokine from the OCS. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $2.7 million as of December 31, 2016. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future. Therefore, the likelihood of any payment obligation to the IIA with regard to the Biokine transaction is remote.

The transfer to third parties of know-how or technologies developed under the programs submitted to the OCS or IIA and as to which we or our licensors received grants, or manufacturing or rights to manufacture based on and/or incorporating such know-how to third parties, might require the consent of the IIA, and may require certain payments to the IIA. There is no assurance that we will be able to obtain such consent on terms that acceptable to us, or at all. Although such restrictions do not apply to the export from Israel of our products developed with such know-how, they may prevent us from engaging in transactions with our affiliates, customers or other third parties outside Israel, involving product or other asset transfers, which might otherwise be beneficial to us.

In July 2015, the Knesset (the Israeli Parliament) enacted Amendment Number 7 to the Research Law, or the R&D Amendment. The R&D Amendment, effective as of January 1, 2016, amends material provisions of the Research Law (including but not limited to royalty rates and changes to royalty rates upon transfer of manufacturing rights abroad, as well as payments required for transfer of know-how out of Israel), leaves substantial discretion with the newly established IIA and includes only guidelines to some of the core issues of the Research Law. Thus, the R&D Amendment is currently causing much ambiguity as to its implementation and its effect on companies which developed know-how using funds received from the OCS. While it is possible that some of the core issues regulated by the Research Law following the R&D Amendment, including required approvals prior to the transfer abroad of the rights to or the manufacturing of any OCS or IIA-supported product or technology, will be similar to the regime prior to the R&D Amendment, there is currently no certainty that procedures and requirements will remain similar to the ones in effect prior to the R&D Amendment. See “Item 4. Information on the Company — Business Overview — Government Regulation and Funding — Israeli Government Programs.”

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

Our capital expenditures for the years ended December 31, 2014 and 2015 were $0.2 million and $2.7 million, respectively. The amount for 2015 includes the leasehold improvements on our new facility in Modi’in, as well as the purchase of laboratory equipment. For the year ended December 31, 2016, our capital expenditures were immaterial. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment.

B. Business Overview

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or that address unmet medical needs. Our current development and commercialization pipeline consists of a clinical-stage therapeutic candidate − BL-8040, a novel peptide for the treatment of multiple cancer and hematological indications; a near-clinical candidate – AGI-134, an immuno-oncology agent in development for solid tumors; and a product that is being commercialized − BL-5010, a customized, proprietary, pen-like applicator containing a novel, acidic, aqueous solution, which has been launched for sale in Europe as a medical device for the non-surgical removal of benign skin lesions. In addition, we have five other therapeutic candidates in various stages of clinical and preclinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. To date, except for BL-5010, none of our therapeutic candidates have been approved for marketing or sold commercially. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies. We also evaluate, on a case-by-case basis, co-development and similar arrangements and the commercialization of our therapeutic candidates independently.

In December 2014, we entered into a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates. Under the agreement, we intend, in collaboration with Novartis, to co-develop a number of pre-clinical and early clinical therapeutic projects through clinical proof-of-concept for potential future licensing by Novartis. Additionally, in January 2016, we entered into a collaboration with MSD, known as Merck in the U.S. and Canada, in the field of cancer immunotherapy and, in September 2016, we entered into a collaboration with Genentech, Inc., or Genentech, a member of the Roche Group, to support several Phase 1b studies investigating BL-8040 in combination with Atezolizumab, Genentech's anti-PDL1 cancer immunotherapy, in multiple cancer indications.

Our focus is on the therapeutic areas of oncology and immunology. However, we may also in-license therapeutic compounds outside of these areas in connection with our strategic collaboration with Novartis, as well as to a limited extent for our independent pipeline as the opportunities arise.

BL-8040

Our clinical-stage therapeutic candidate, BL-8040, is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we are developing for the treatment of solid tumors, AML, and certain hematological indications. CXCR4 is a chemokine receptor that is directly involved in tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its expression often correlates with disease severity.

BL-8040 mobilizes cancer cells from the bone marrow, thereby sensitizing these cells to chemo- and bio-based anti-cancer therapy. In addition, BL-8040 has demonstrated a direct anti-cancer effect by inducing apoptosis (cell death) and terminal differentiation. Multiple clinical and pre-clinical studies have shown the safety and efficacy of BL-8040. These studies have shown that BL-8040 inhibits the growth of various tumor types including multiple myeloma, non-Hodgkin's lymphoma, leukemia, non-small cell lung carcinoma, neuroblastoma and melanoma. BL-8040 significantly and preferentially stimulates apoptotic cell death of malignant cells (multiple myeloma, non-Hodgkin's lymphoma and leukemia).

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

In addition, findings in the field of immuno-oncology suggest that CXCR4 antagonists may be effective in inducing the migration of anti-tumor T-cells into the tumor micro-environment. As such, the combination of BL-8040 with immune checkpoints inhibitors (PD1/PD-L1 monoclonal antibodies) has the potential to expand the benefit of immunotherapy to cancer types currently resistant to immuno-oncology treatments.

During 2016, we completed and reported on the results of a Phase 2a clinical trial studying the use of BL-8040 for the treatment of relapsed/refractory AML, or r/r AML. The Phase 2a trial was a multicenter, open-label study under an investigational new drug, or IND, conducted at six world-leading cancer research centers in the U.S. and at five premier sites in Israel, and was designed to assess the safety, efficacy, pharmacodynamics and pharmacokinetic parameters of BL-8040 as a single agent and in combination with Cytarabine (Ara-C) for the treatment of adult patients with r/r AML. The reported data set includes 45 patients, including three compassionate-use patients treated at the study sites under the identical treatment protocol. The majority of patients in the study were heavily pretreated, with 45% of patients being refractory to one or two remission induction treatments, 19% of patients having relapsed after a short first remission of less than 12 months, and 17% of patients having undergone two or more relapses. In addition, the treated patient population included patients that had relapsed post allogeneic stem-cell transplantation (17%), as well as secondary AML patients (24%), both conditions which represent difficult-to-treat populations with poor prognoses. Results show that treatment with BL-8040 in combination with Ara-C was safe and well tolerated at all doses tested up to and including the highest dose level of 2.0 mg/kg. Response to treatment was associated with efficient CXCR4 inhibition, resulting in high mobilization of blasts and induction of their differentiation. The composite complete remission rate, including both complete remission (CR) and complete remission with incomplete blood count recovery (CRi), was 38% in subjects receiving up to two cycles of BL-8040 treatment at doses of 1 mg/kg and higher (n=39). In the 1.5 mg/kg dose selected for the expansion Phase of the study (n=22), the composite complete remission rate was 41%. These response rates are superior to the historical response rate of approximately 20% reported for high-risk AML patients treated with Ara-C alone. The ongoing follow-up of patients participating in the study's expansion Phase and responding to the combination treatment suggests long durability of the remissions achieved, with two-thirds of these patients still alive, based on a follow-up period to date of up to 12 months.

BL-8040 is also being investigated as a consolidation treatment together with cytarabine (the current standard of care) for AML patients who have responded to standard induction treatment and are in complete remission. In this regard, we are conducting a significant Phase 2b trial in Germany, in collaboration with the German Study Alliance Leukemia Group. The Phase 2b trial is a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of BL-8040 in addition to standard consolidation therapy in AML patients. Up to 194 patients will be enrolled in the trial. The primary endpoint of the study is to compare the relapse-free survival (RFS) time in AML subjects in their first remission during a minimum follow-up time of 18 months after randomization. We are considering performing an interim analysis on this study in 2018, with top-line results expected in 2019.

In March 2015, we announced successful top-line results from a Phase 1 trial for another indication of BL-8040 as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation, where they can be harvested for transplant supporting the treatment of hematological indications. The study was conducted at the Hadassah Medical Center in Jerusalem. All safety and efficacy endpoints were met, showing that treatment with BL-8040 as a single agent was safe and well tolerated at all doses and resulted in efficient stem cell mobilization and collection in all study participants. Furthermore, the results support BL-8040 as one-day, single-dose collection regimen, which is a significant improvement in comparison with the current standard of care.

In January 2016, we entered into a collaboration with MSD in the field of cancer immunotherapy. Based on this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT study, focusing on evaluating the safety and efficacy of BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD's anti-PD-1 therapy, in up to 30 patients with metastatic pancreatic adenocarcinoma. The study is an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study. Partial results are expected in the second half of 2017 and top-line results in the second half of 2018.

In March 2016, we announced the initiation of a Phase 2 trial for BL-8040 for allogeneic stem-cell transplantation, conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology. Positive partial results from this study were reported in the first quarter of 2017, and topline results are expected by the end of 2017.  In addition, based on developments in the field of mobilization and on market research, we are preparing to conduct a Phase 3 registration study in autologous stem cell mobilization. Our plans include meeting with the FDA to confirm the parameters of such a study and then commencing the study in the second half of 2017.

In August 2016, by way of an agreement with MD Anderson Cancer Center, we entered into an additional collaboration for the investigation of BL-8040 in combination with KEYTRUDA in pancreatic cancer. The study will be conducted as an investigator-sponsored study, as part of a strategic clinical research collaboration between Merck and MD Anderson Cancer Center aimed at evaluating KEYTRUDA in combination with various treatments and novel drugs, including BL-8040. The open-label, single center, single-arm Phase 2b study will focus on the mechanism of action by which both drugs might synergize. In addition to assessing clinical response, the study will include multiple assessments to evaluate the biological anti-tumor effects induced by the combination. We are supplying BL-8040 for the study, which commenced in January 2017.

In September 2016, we entered into a collaboration with Genentech to support several Phase 1b studies investigating BL-8040 in combination with Atezolizumab, Genentech's anti-PDL1 cancer immunotherapy, in multiple cancer indications. The Phase 1b studies, which are all expected to commence in 2017, will evaluate the clinical response, safety and tolerability of the combination of these therapies, as well as multiple pharmacodynamic parameters, in hematologic malignancies and solid tumors. Upon completion of the studies, both parties will have the option to expand the collaboration to include a pivotal registration study.

In addition to the above, we are currently conducting, or planning to conduct, a number of investigator-initiated, open-label studies in a variety of indications, to support the interest of the scientific and medical communities in exploring additional uses for BL-8040. These studies serve to further elucidate the mechanism of action for BL-8040.

AGI-134

In March 2017, we acquired substantially all the outstanding shares of Agalimmune. The acquisition expands our pipeline to include Agalimmune's primary asset, AGI-134, an immuno-oncology agent for various cancer indications at the near-clinical stage of development.

AGI-134, a near-clinical therapeutic candidate, is a synthetic alpha-Gal glycolipid immunotherapy in development for solid tumors. The goal of therapy using the compound is to harness the body's pre-existing, highly abundant, anti-alpha-Gal antibodies to induce a systemic, specific anti-tumor response to the patient's own tumor neo-antigens. This response not only kills the tumor cells at the site of injection, but also brings a durable, follow-on, anti-metastatic immune response. AGI-134 has completed numerous proof-of-concept studies, demonstrating robust protection against the development of secondary tumors in a model of melanoma with a single dose only. Synergy has also been demonstrated in the same model when combined with a PD-1 inhibitor immune checkpoint inhibitor, offering the potential to broaden the utility of such immunotherapies and improve the rate and duration of responses in multiple cancer types. AGI-134 is expected to commence a first-in-man study in patients with solid tumors in the first half of 2018.

BL-5010

Our commercialized therapeutic product, BL-5010, is a novel medical device containing a novel, acidic, aqueous solution and applicator for the non-surgical removal of benign skin lesions. It offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Since the treatment is non-invasive, it poses minimal infection risk and eliminates the need for anesthesia, antiseptic precautions and bandaging. The pre-filled device controls and standardizes the volume of solution applied to a lesion, ensuring accurate administration directly on the lesion and preventing both accidental exposure of the healthy surrounding tissue and unintentional dripping. The device has an ergonomic design, making it easy to handle, and it will be childproofed. The product has completed a Phase 1/2 pilot clinical study for the removal of a skin lesion known as seborrheic keratosis, or SK, which showed excellent efficacy and cosmetic results, and has received confirmation in Europe for the regulatory pathway classification as a Class IIa medical device.

In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma, now part of Perrigo Company plc, for the rights to BL-5010 for over-the-counter, or OTC, indications in the territories of Europe, Australia and additional selected countries. We will retain all OTC rights to BL-5010 in the United States and the rest of the world, as well as all non-OTC rights on a global basis. Under our out-licensing arrangement with Omega Pharma, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Omega Pharma will sponsor and manufacture BL-5010 in the relevant regions. Omega Pharma will pay us an agreed amount for each unit sold, and we will be entitled to certain commercial milestone payments. In addition, we will have full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights. In March 2016, Omega Pharma received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial product launch of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016. As a result of our out-licensing arrangement with Omega Pharma, as well as the previous discussions with other potential partners for this product, the development activities for BL-5010 are currently focused on OTC indications. However, we may decide to continue development of BL-5010 for non-OTC indications, including, but not limited to, SK, or for OTC indications in territories not out-licensed to Omega Pharma, primarily the U.S.

We are required to pay a portion, within the standard range of sublicense receipt consideration paid to our licensors, of the revenues we receive from our arrangement with Omega Pharma, to Innovative Pharmaceutical Concepts, Inc. or IPC, the party from which we in-licensed BL-5010 in 2007.

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. We establish and maintain close relationships with research institutes, academic institutions and biotechnology companies in Israel. More recently, we have extended our sourcing activities to other countries. Before in-licensing, each therapeutic candidate must pass through our thorough screening process. In certain circumstances, our Scientific Advisory Board and disease-specific third-party advisors are active in evaluating certain therapeutic candidates, as deemed necessary. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success.

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

Using this approach, we have successfully advanced a number of therapeutic candidates into clinical development. Specific elements of our current strategy include the following:

•
Support the successful development and commercialization of therapeutic candidates that have already been partnered. We currently have seven programs at various stages of development in our pipeline that have already been partnered or under collaboration.

•
Commercialize additional therapeutic candidates through out-licensing or co-development arrangements or, where appropriate, by ourselves. We intend to commercialize many of our other products through out-licensing or co-development arrangements with third parties who may perform any or all of the following tasks: completing development, securing regulatory approvals, securing reimbursement codes from insurance companies and Health Maintenance Organizations, manufacturing and/or marketing. If appropriate, we may also enter into co-development and similar arrangements with respect to any therapeutic candidate with third parties or commercialize a therapeutic candidate ourselves.

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

•
Leverage and expand our relationships with research institutes, academic institutions and biotechnology companies, including the specific strategic relationships that we have developed with Israeli research and academic institutions, to identify and in-license promising therapeutic candidates. To date, we have successfully in-licensed compounds from many major Israeli universities, as well as from many Israeli hospitals, technology incubators and biotechnology companies. We continue to maintain close contacts with university technology transfer offices, research and development authorities, university faculty, and many biotechnology companies to actively seek out early stage compounds. In addition, we actively source and evaluate non-Israeli compounds. In line with this strategy, in March 2017 we announced our acquisition of Agalimmune. Agalimmune’s primary asset, AGI-134, is a near-clinical immuno-oncology agent for various cancer indications.

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

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, including the target indications and status of each candidate and our development partners:

Main Therapeutic Candidates

BL-8040

BL-8040 is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we are developing for the treatment of AML, solid tumors and certain hematological indications. CXCR4 is a chemokine receptor that is directly involved in tumor progression, angiogenesis, metastasis and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its over-expression often correlates with disease severity. We in-licensed BL-8040 from Biokine in September 2012.

The following paragraphs are a high-level summary of the therapeutic areas we are currently investigating for BL-8040:

Acute Myeloid Leukemia (AML). AML is a cancer of the blood and bone marrow and is the most common type of acute leukemia in adults. The Surveillance, Epidemiology and End Results program, or SEER, of the National Cancer Institute estimates that approximately 20,000 new cases of AML were diagnosed in the United States in 2016. The first treatment line for patients with AML includes a combination of chemotherapy drugs and is called induction treatment. The median survival for AML patients receiving induction chemotherapy is less than two years, with shorter survival for patients over the age of 60 or for those with certain gene or chromosome aberrations. Due to relapsed or refractory disease (where the disease is not responsive to standard treatments), the overall five-year survival rate for AML is between 10 and 40 percent.

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

Solid malignancies (e.g., pancreatic, gastric and non-small cell lung cancer). According to the Journal of Oncology Practice, in 2020 roughly 1 in every 19 people worldwide will either be diagnosed with a solid tumor or be a cancer survivor. According to the American Cancer Society, lung cancers are the most common type of cancer worldwide, while pancreatic cancers of all types are the third most common cause of cancer-related deaths in the United States. Pancreatic, gastric and non-small cell lung malignancies have high mortality rates and poor five-years survival prognosis. Novel, emerging therapeutic approaches for targeting solid tumors are being developed and tested. Combinational therapies of immune checkpoint inhibitors with immuno-oncology supporting agents are among the most promising experimental treatments for solid malignancies.

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

Preclinical Results.

In vitro and in vivo data show that BL-8040 binds CXCR4 at the low nanomolar range (1-10nM) and occupies it for prolonged periods of time (>24h). These studies have shown that BL-8040 mobilizes cancer cells from the bone marrow and may therefore sensitize these cells to chemo- and bio-based anti-cancer therapies. In addition, BL-8040 directly induces apoptosis of cancer cells. BL-8040 was efficient, both alone and in combination with chemotherapy, in reducing malignant bone marrow cells and stimulating their cell death.

In August 2013, we announced that BL-8040 has been shown in pre-clinical trials to be effective for the treatment of thrombocytopenia, or reduced platelet production.

In December 2013, we presented pre-clinical data at the annual meeting of the American Society of Hematology (ASH), showing that BL-8040 directly inhibits AML cell growth and induces cell death, both in cell cultures and in mice engrafted with human AML cells. In addition, BL-8040 showed the ability to induce mobilization of AML cells from the bone marrow into the blood circulation, thereby enhancing the chemotherapeutic effect of ARA-C (one of the standard-of-care chemotherapies for AML). The data also showed that BL-8040's effects were even more robust in cells harboring the FLT3 mutation, and a synergistic effect was observed when BL-8040 was combined with the FLT3 inhibitor AC220 (Quizartinib).

At the annual meeting of ASH in December 2016, detailed pre-clinical data on the mechanism-of-action by which BL-8040 directly induces apoptosis of AML cells was presented by Prof. Amnon Peled of the Hadassah Medical Center and Biokine. The results of the pre-clinical studies show that BL-8040 treatment in vivo triggered mobilization of AML blasts from their protective bone marrow microenvironment and induced their terminal differentiation, further supporting the data we presented at the American Association for Cancer Research annual conference earlier in 2016. In addition, the studies illustrate how BL-8040 increases the expression and activity of a special class of microRNA precursors termed miR-15a/16-1. These microRNA molecules have been previously linked to cancer, and shown to suppress the activity of several tumor-related pro-survival proteins. Therefore, by increasing the expression of miR-15a/16-1 microRNA molecules, BL-8040 decreases the expression of tumor-survival proteins and promotes tumor cell death. Importantly, in both in vitro and in vivo experiments, BL-8040 was found to synergize with a selective Bcl-2 inhibitor (Venetoclax) and an FLT3 inhibitor (Quizartinib, also known as AC220) in inducing AML cell death, pointing at potential drug combination treatments.

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

During 2016, we completed and reported on the results of a Phase 2a clinical trial studying the use of BL-8040 for the treatment of relapsed/refractory AML, or r/r AML. The study was conducted at six sites in the United States, including MD Anderson Cancer Center in Houston, Memorial Sloan-Kettering Cancer Center in New York, Mayo Clinic in Jacksonville, Johns Hopkins University in Baltimore, Northwestern Memorial Hospital in Chicago and Washington University in St. Louis, as well as at five well-known sites in Israel. The study was an open-label study under an IND, designed to evaluate the safety and efficacy profile of repeated escalating doses of BL-8040 as a single agent and in combination with Ara-C in adult subjects with r/r AML. The study was comprised of two parts – a dose escalation Phase and an expansion Phase at the highest tolerated dose found during the escalation Phase. The primary endpoints of the study were the safety and tolerability of the drug. Secondary endpoints included the pharmacokinetic profile of the drug and an efficacy evaluation, indicated by the extent of mobilization of cancer cells from the bone marrow to the peripheral blood, the level of cancer cell death (apoptosis) and clinical responses.

Final results for the Phase 2a trial were presented at the annual meetings of the Society of Hematologic Oncology and ASH in September and December 2016, respectively. The reported data set includes 45 patients, including three compassionate-use patients treated at the study sites under the identical treatment protocol. The majority of patients in the study were heavily pretreated, with 45% of patients being refractory to one or two remission induction treatments, 19% of patients having relapsed after a short first remission of less than 12 months, and 17% of patients having undergone two or more relapses. In addition, the treated patient population included patients that had relapsed post allogeneic stem-cell transplantation (17%), as well as secondary AML patients (24%), both conditions which represent difficult-to-treat populations with poor prognoses.

Results show that treatment with BL-8040 in combination with Ara-C was safe and well tolerated at all doses tested up to and including the highest dose level of 2.0 mg/kg. Response to treatment was associated with efficient CXCR4 inhibition, resulting in high mobilization of blasts and induction of their differentiation. The composite complete remission rate, including both CR and CRi, was 38% in subjects receiving up to two cycles of BL-8040 treatment at doses of 1 mg/kg and higher (n=39). In the 1.5 mg/kg dose selected for the expansion Phase of the study (n=22), the composite complete remission rate was 41%. These response rates are superior to the historical response rate of approximately 20% reported for high-risk AML patients treated with Ara-C alone. The ongoing follow-up of patients participating in the study's expansion Phase and responding to the combination treatment suggests long durability of the remissions achieved, with two-thirds of these patients still alive, based on a follow-up period to date of up to 12 months. Results further show that BL-8040 monotherapy had a substantial therapeutic effect. Treatment with BL-8040 as a single agent triggered robust mobilization of AML blasts from the bone marrow to the peripheral blood stream, and the extent of mobilization was correlated with a positive response to treatment. The preferential mobilization of AML blasts over normal cells (4.7-fold vs. 1.4-fold, respectively) was further confirmed by analysis using the fluorescence in situ hybridization, or FISH, technique in a subset of patients. In addition, BL-8040 monotherapy resulted in a 40% increase in AML blast apoptosis.

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

The Phase 2b trial, which is being conducted in collaboration with the University of Halle as sponsor and with the participation of two large leukemia study groups in Germany, is a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of BL-8040 in addition to standard consolidation therapy in AML patients. The primary endpoint of the study is to compare the RFS time in AML subjects in their first remission during a minimum follow-up time of 18 months after randomization. In addition, pharmacodynamic measurements will be conducted in order to assess the minimal residual disease, and biomarker analyses will be performed to identify predictors of BL-8040 response. The study will enroll up to 194 patients at up to 25 sites in Germany. AML patients between 18 and 75 years of age with documented first remission will be randomized in a 1:1 ratio to receive high dose Cytarabine, either with BL-8040 or with a matching placebo, as consolidation therapy.  We are considering performing an interim analysis on this study in 2018, with top-line results expected in 2019.

In March 2015, we announced successful top-line results from a Phase 1 trial for a third indication of BL-8040 as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation, where they can be harvested for transplant supporting the treatment of hematological indications. The study was conducted at the Hadassah Medical Center in Jerusalem.  It was performed on healthy volunteers and consisted of two parts. The first part of the study was a randomized, double-blind, placebo-controlled, dose-escalation study in three cohorts of eight participants each, with each participant receiving two consecutive injections of BL-8040. Results show that BL-8040 is safe and well tolerated up to a dose of 1 mg/kg, and that dramatic mobilization of hematopoietic stem and progenitor cells, or HSPCs, was observed across all doses tested. The robust mobilization supports the further use of a single injection of BL-8040 for HSPC collection.

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

In March 2016, we announced the initiation of a Phase 2 trial for BL-8040 as a novel approach for the mobilization and collection of bone marrow stem cells from the peripheral blood circulation. The open-label study is being conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology, and will enroll up to 24 donor/recipient pairs, aged 18-70. The trial is designed to evaluate the ability of BL-8040, as a single agent, to promote stem cell mobilization for allogeneic transplantation. On the donor side, the primary endpoint of the study is the ability of a single injection of BL-8040 to mobilize sufficient amounts of cells for transplantation following up to two apheresis collections. On the recipient side, the study aims to evaluate the functionality and engraftment following transplantation of the BL-8040 collected graft. The study will also evaluate the safety and tolerability of BL-8040 in healthy donors, as well as graft durability, the incidence of grade 2-4 acute graft versus host disease (GVHD), and other recipient-related parameters in patients who have undergone transplantation of hematopoietic cells mobilized with BL-8040.

In March 2017, we announced positive interim results from the first part of the study which is nearing completion. This part initially enrolled 10 donor and recipient pairs, consisting of patients with advanced hematological malignancies and their sibling donors matched for human leukocyte antigen. Interim results show that a single injection of BL-8040 mobilized sufficient amounts of cells required for transplantation at a level of efficacy similar to that achieved by using 4-6 injections of G-CSF, the current standard of care. Furthermore, all recipients transplanted so far have experienced a successful neutrophil engraftment. The recipients will be followed for one year to assess acute and chronic GVHD events. As for the donors, BL-8040 treatment was safe and well tolerated. Topline results for this study are expected by the end of 2017.

In addition, based on developments in the field of mobilization and on market research, we are preparing to conduct a Phase 3 registration study in autologous stem cell mobilization. Our plans include meeting with the FDA to confirm the parameters of such a study and then commencing the study toward the end of 2017.

In January 2016, we entered into a collaboration with MSD in the field of cancer immunotherapy. In this regard, in September 2016 we initiated a Phase 2a study, known as the COMBAT study, focusing on evaluating the safety and efficacy of BL-8040 in combination with KEYTRUDA (pembrolizumab), MSD's anti-PD-1 therapy, in patients with metastatic pancreatic adenocarcinoma. Findings in the field of immuno-oncology suggest that CXCR4 antagonists such as BL-8040 may be effective in inducing the migration of anti-tumor T-cells into the tumor micro-environment. KEYTRUDA is a humanized monoclonal antibody that works by increasing the ability of the body's immune system to help detect and fight tumor cells. KEYTRUDA blocks the interaction between PD-1 and its ligands, PD-L1 and PD-L2, thereby activating T- lymphocytes, which may affect both tumor cells and healthy cells. The study is an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of BL-8040 and KEYTRUDA as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study. Partial results are expected in the second half of 2017, top-line results in the second half of 2018.

In August 2016, we entered into an agreement with MD Anderson Cancer Center in regard to an additional collaboration for the investigation of BL-8040 in combination with KEYTRUDA in pancreatic cancer. The study will be conducted as an investigator-sponsored study, as part of a strategic clinical research collaboration between Merck and MD Anderson Cancer Center aimed at evaluating KEYTRUDA in combination with various treatments and novel drugs, including BL-8040. The open-label, single center, single-arm Phase 2b study will focus on the mechanism of action by which both drugs might synergize. In addition to assessing clinical response, the study will include multiple assessments to evaluate the biological anti-tumor effects induced by the combination. We are supplying BL-8040 for the study, which commenced in January 2017.

In September 2016, we entered into a collaboration with Genentech to support several Phase 1b studies investigating BL-8040 in combination with Atezolizumab, Genentech's anti-PDL1 cancer immunotherapy, in multiple cancer indications. Research findings in the field of immuno-oncology suggest that CXCR4 antagonists such as BL-8040 may be effective in inducing the migration of anti-tumor T-cells into the tumor micro-environment. Atezolizumab is a humanized monoclonal antibody designed to bind with a protein called PD-L1. Atezolizumab is designed to bind to PD-L1 expressed on tumor cells and tumor-infiltrating immune cells, blocking its interactions with both PD-1 and B7-1 (CD80) receptors. By inhibiting PD-L1, Atezolizumab may enable the activation of T-cells, whose migration into the tumor may be enhanced by BL-8040.

The Phase 1b studies, which are all expected to commence in the second half of 2017, will evaluate the clinical response, safety and tolerability of the combination of these therapies, as well as multiple pharmacodynamic parameters, in hematologic malignancies and solid tumors. Under the collaboration agreement, Genentech will sponsor and conduct several trials in multiple solid cancer indications. In addition, we will sponsor and conduct a study in AML patients. The studies are planned as open-label, multicenter, single-arm trials designed to evaluate the safety and efficacy of the combination of BL-8040 and Atezolizumab. Upon completion of the studies, both parties will have the option to expand the collaboration to include a pivotal registration study.

AGI-134

AGI-134 entered our pipeline following our acquisition of Agalimmune in March 2017. The compound is a synthetic alpha-gal immunotherapy in development for solid tumors. AGI-134 harnesses the body's pre-existing, highly abundant, anti-alpha-gal antibodies to induce a systemic, specific anti-tumor response to the patient's own tumor neo-antigens. This response not only kills the tumor cells at the site of injection, but also brings about a durable, follow-on, anti-metastatic immune response. Alpha-gal is a cell-surface carbohydrate antigen that is not expressed by humans, unlike virtually all other mammals and bacteria. Therefore, humans universally produce and maintain high levels of anti-alpha-gal antibodies, due to exposure to alpha-gal on bacteria in the digestive system.

AGI-134 is injected into the tumor, where it coats the tumor cell membranes, resulting in alpha-gal being exposed on the tumor cell surface. Anti-alpha-gal antibodies bind to the alpha-gal part of AGI-134 to produce an initial immune response that activates complement-dependent and antibody-dependent cellular cytotoxicity (cell death). This cytotoxicity generates immune-tagged cells and cellular debris that trigger an uptake of tumor-associated antigens by antigen-presenting cells (APCs). These APCs induce a follow-on systemic immune response by the activation and clonal expansion of T-cells to the patient's own neo-antigens. This approach not only targets the primary injectable tumor, but has also demonstrated efficacy against existing distant secondary tumors. Furthermore, the mechanism of action suggests the potential of long-term protection against future metastases.

AGI-134 has completed numerous pre-clinical studies, demonstrating robust protection against the development of secondary tumors in a model of melanoma with a single dose only. Synergy has also been demonstrated in additional pre-clinical studies when combined with a PD-1 immune checkpoint inhibitor, offering the potential to broaden the utility of such immunotherapies and improve the rate and duration of responses in multiple cancer types.

 AGI-134 is now in near-clinical development and is expected to commence a first-in-man study in patients with solid tumors in the first half of 2018. Discussions on this have already been held with both the FDA and the UK Medicines and Healthcare Products Regulatory Agency.

BL-5010

BL-5010 is a novel medical device containing a novel, acidic, aqueous solution and applicator for the non-surgical removal of benign skin lesions. It offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Since the treatment is non-invasive, it poses minimal infection risk and eliminates the need for anesthesia, antiseptic precautions and bandaging. The pre-filled device controls and standardizes the volume of solution applied to a lesion, ensuring accurate administration directly on the lesion and preventing both accidental exposure of the healthy surrounding tissue and unintentional dripping. It has an ergonomic design, making it easy to handle, and has been designed with a childproof cap. BL-5010 is applied topically on a skin lesion in a treatment lasting a few minutes with the pen-like applicator and causes the lesion to gradually dry out and fall off within one to four weeks. We have received European confirmation from British Standards Institute of the regulatory pathway classification of BL-5010 as a Class IIa medical device. We in-licensed the exclusive, worldwide rights to develop, market and sell BL-5010 from IPC in November 2007.

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

Development and Commercialization Arrangement. In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma for the rights to BL-5010 for over-the-counter, or OTC, indications in the territory of Europe, Australia and additional selected countries. We will retain the OTC rights to BL-5010 in the United States and the rest of the world, as well as the non-OTC rights on a global basis. Under our out-licensing arrangement with Omega Pharma, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Omega Pharma will sponsor and manufacture BL-5010 in the relevant regions. Omega Pharma will pay us an agreed amount for each unit sold, and we will be entitled to certain commercial milestone payments. In addition, we will have full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights. In March 2016, Omega Pharma received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial product launch of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016.

As a result of our out-licensing arrangement, as well as the previous discussions with other potential partners for this product, the development activities for BL-5010 are currently focused on OTC indications. However, we may decide to continue development of BL-5010 for non-OTC indications, including, but not limited to, SK, or for OTC indications in territories not out-licensed to Omega Pharma, primarily the U.S.

Other Therapeutic Candidates

BL-1040

BL-1040 (now called "Bioabsorbable Cardiac Matrix," or BCM), is a novel, resorbable polymer solution for use in the prevention of ventricular remodeling that may occur in patients who have suffered an acute myocardial infarction, or AMI. BL-1040 was being developed as a medical device. We entered into an out-licensing arrangement for BL-1040 with the predecessor of Bellerophon Therapeutics, Inc., or Bellerophon, in 2009. Under this arrangement, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. In July 2015, Bellerophon reported top-line results from PRESERVATION I, a CE mark registration clinical trial for BCM, showing no statistically significant difference between patients treated with BCM versus placebo for both the primary and the secondary endpoints of the study. Bellerophon is considering further exploratory work for the compound.

BL-9020

BL-9020 is a novel monoclonal antibody treatment designed to prevent immune-mediated destruction of insulin-producing beta cells in the pancreas. The treatment was developed to treat Type 1 diabetes in early stage patients, during what is known as the "honeymoon period," where the pancreatic beta cells have not been completely destroyed and continue to secrete insulin. BL-9020 targets NKp46, a unique target that is involved in the innate response against the pancreas. Pre-clinical studies in mouse models of Type 1 diabetes suggest that BL-9020 can inhibit beta cell death, thus preventing full maturation of the disease. This effect could significantly delay, and potentially prevent, the need for chronic insulin use by Type 1 diabetes patients, as well as provide a potential benefit in minimizing diabetes-related complications. Based on its mechanism of action, additional therapeutic indications may be relevant to BL-9020 as well, and we are currently evaluating these additional indications. We in-licensed BL-9020 from the Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum; B.G. Negev; and Hadasit Medical Research Services and Development Ltd., or Hadasit (the technology transfer company of Hadassah Medical Organization).

BL-1210

BL-1210 is a drug candidate intended for the treatment of liver fibrosis, and in particular, non- alcoholic steatohepatitis (NASH). This project offers a novel mechanism for controlling liver fibrosis through modulation of the immune system. BioLineRx will address the novel drug target that will modulate the immune system to ultimately reduce the liver fibrogenesis and therefore reduce liver scarring. Limiting the fibrosis process this way will potentially control the disease progression. We in-licensed BL-1210 in 2016 from Hadasit.

BL-1220

BL-1220 is an orally administered, novel composition of sodium alginate intended as a novel treatment for various liver failure conditions such as end-stage liver disease (ESLD) and for conditions potentially leading to liver failure such as NASH. Pre-clinical results obtained in animal models of liver impairment suggest that BL-1220 has strong hepato-protective effects. Collectively, the data demonstrate that BL-1220 is able to restore liver function. This technology could be directed toward rapid regeneration of normal liver in both acute and chronic conditions of liver injury. We in-licensed BL-1220 in 2016 from B.G. Negev and Hadasit.

BL-1230

BL-1230 is a cannabinoid receptor type 2 (CB2R) intended as a novel anti-inflammatory treatment for Dry Eye Syndrome (DES). DES is one of the most prevalent ophthalmic medical conditions, but currently, treatment options are very limited, and include constant rehydration with artificial tears and local immunosuppressants. The involvement of CB2R in immune modulation is well established, and pre-clinical studies in three ocular inflammatory models have demonstrated that BL-1230 eye drops have significant anti-inflammatory activity, which attenuates the pathology and improves histological outcomes. In addition to DES, we intend to explore the potential use of this compound in systemic inflammatory conditions. We in-licensed BL-1230 in 2016 from Yissum.

BL-1210, BL-1220 and BL-1230 were all in-licensed under the framework of our strategic collaboration with Novartis for the screening and development of novel drug candidates.

Termination of Therapeutic Candidates

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. In line with this strategy, during 2016 and the period subsequent thereto through the date of this report, we terminated two clinical and two pre-clinical stage therapeutic candidates.

BL-7040 was an orally available synthetic oligonucleotide which was in clinical development for the treatment of inflammatory bowel disease, or IBD.  Over the last two years, we invested significant efforts in attempting to locate a potential co-development, collaboration or licensing partner for this asset, and conducted numerous discussions with both mid-sized and large pharma companies in this direction. Ultimately, due to a combination of factors, we were unsuccessful in our efforts and terminated the project in March 2016.

BL-7010 was a novel, non-absorbable, orally available, high-molecular-weight co-polymer intended for the treatment of celiac disease and gluten sensitivity. Over the last two years, we invested significant efforts in examining alternative development and commercialization pathways for BL-7010 in addition to the celiac disease pathway, including as a food supplement, in order to potentially address the multi-billion-dollar market for gluten sensitivity. At the same time, we continued to evaluate the pathway for celiac disease in Europe. However, it became apparent that in light of the scientific and regulatory challenges attending the development of a drug for gluten sensitivity in general and celiac disease in particular, the probability of success for BL-7010 in any pathway was low. In view of our decision to focus on immuno-oncology, we concluded that it would be preferable not continue to invest in research and development efforts related to BL-7010 and to allocate resources and management attention to projects that have a higher probability of succeeding. Therefore, we have notified the licensor of our decision to terminate the project.

BL-8030 was a small molecule which we were developing for the treatment of hepatitis C. The compound was in pre-clinical development in collaboration with Jiangsu Chia-tai Tianqing Pharmaceutical Co., Ltd., or CTTQ, for China and Hong Kong. For addition details regarding CTTQ, see "— Other Out-licensing/Collaboration Agreements." BL-1110 was a small molecule in pre-clinical development which we were developing for the treatment of neuropathic pain. These two pre-clinical projects were terminated due to lack of efficacy and other scientific considerations as well as market considerations.

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

We have established relationships with various universities, academic and research institutions and biotechnology companies that permit us to identify and select compounds at various stages of clinical and pre-clinical development. Initially, we focused on Israeli institutions as the primary source of our therapeutic candidates. In Israel, we established close relationships with the Technion – Israel Institute of Technology, or Technion, Ben-Gurion University of the Negev, Hebrew University of Jerusalem, Tel Aviv University, Bar Ilan University and the Weizmann Institute. More recently, we have begun to source therapeutic candidate opportunities worldwide. Although our focus since inception has been on identifying early development stage therapeutic candidates, over the last few years we have begun evaluating clinical and later-stage pre-clinical candidates in order to introduce therapeutic candidates with a greater potential for clinical success to our pipeline.

Once we identify a candidate, it enters our internal evaluation system and undergoes our rigorous selection process. We employ internal research efforts to evaluate candidates. We evaluate each compound's potential for success by looking at the candidate's efficacy, safety, total estimated development costs, technological novelty, patent status, market potential and approvability. Following evaluation and diligence, as necessary, a therapeutic candidate may also be evaluated by our Scientific Advisory Board and by disease-specific advisors for external scientific review. At each step of the process, a therapeutic candidate is subjected to critical evaluation and potential termination. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success.

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

Our development approach focuses on identifying and following what we believe will be successful pathways to commercialization. Our team has the expertise to move our candidates through all Phases of preclinical and clinical development. Our staff includes professionals with extensive experience in drug development, chemistry, manufacturing and controls, or CMC, preclinical experimentation, clinical development, regulatory affairs, intellectual property protection and business development. We perform our development activities in our laboratory or outsource these activities to contract research organizations, or CROs, that meet applicable regulatory standards. Following the generation of sufficient preclinical data, applications to regulatory authorities for the initiation of clinical trials are submitted. Phase 1 and 2 clinical trials are then conducted to demonstrate clinical proof of safety and efficacy. Following this stage of development we seek either to sublicense the therapeutic candidate to a pharmaceutical partner or, in certain circumstances, we may elect to complete development by ourselves. To the extent we in-license later stage compounds, we may eliminate certain of these development efforts.

Collaboration and Out-Licensing Agreements

Investment and Collaboration Agreement with Novartis

In December 2014, we entered into a multi-year strategic collaboration agreement with Novartis designed to facilitate development and commercialization of Israeli-sourced drug candidates. Novartis will evaluate projects identified and presented by us for co-development and potential future licensing under the collaboration. We intend to co-develop a number of pre-clinical and early clinical therapeutic projects through clinical proof-of-concept. During 2016, we in-licensed three pre-clinical projects – BL-1210, BL-1220 and BL-1230 – in the framework of this collaboration. As part of the collaboration agreement, Novartis made an initial equity investment in BioLineRx of $10 million, and currently holds 8.1% of our outstanding share capital.

Collaboration Agreement with MSD (Merck)

In January 2016, we announced a collaboration with MSD to support a Phase 2 study investigating BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD's anti-PD-1 therapy, in patients with metastatic pancreatic cancer. The Phase 2 study will evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. According to the terms of the agreement, we are sponsoring and performing the study, which was initiated in September 2016, and Merck is supplying its compound for purposes of the study. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.

Collaboration with Genentech

In September 2016, we entered into a collaboration with Genentech to support several Phase 1b studies investigating BL-8040 in combination with Atezolizumab, Genentech's anti-PDL1 cancer immunotherapy, in multiple cancer indications. The Phase 1b studies, which are all expected to commence in 2017, will evaluate the clinical response, safety and tolerability of the combination of these therapies, as well as multiple pharmacodynamic parameters, in hematologic malignancies and solid tumors. Upon completion of the studies, both parties will have the option to expand the collaboration to include a pivotal registration study.

Out-Licensing Agreement with Omega Pharma

In December 2014, we entered into an exclusive out-licensing arrangement with Omega Pharma for the rights to BL-5010 for OTC indications in the territory of Europe, Australia and additional selected countries (collectively, the "Territory"). We will retain all OTC rights to BL-5010 in the United States and the rest of the world, as well as all non-OTC rights on a global basis. Omega Pharma is obligated to make all necessary efforts to launch a licensed product commercially in the Territory in 2016, including having secured sufficient licensed product supply to support such commercial launch. In addition, Omega Pharma is obligated to use commercially reasonable best efforts to obtain regulatory approval in the Territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications.

Omega has the right to sublicense BL-5010 in arm's-length transactions consistent with the terms and conditions of its license agreement with us. In certain agreed-on countries in the Territory, Omega Pharma is obligated to commercialize licensed products itself, through its affiliates or through sublicensees approved by us; in other countries in the Territory, Omega Pharma does not need our prior written approval for sublicensing but must provide us with a copy of the executed sublicense agreement.

Omega Pharma is obligated to pay us an agreed amount for each unit sold, and we will be entitled to certain commercial milestone payments. We must pay a portion of all net consideration we receive from Omega Pharma, within our standard range of sublicense receipt consideration, to IPC, the company from which we initially in-licensed the development rights to BL-5010. See "— In-Licensing Agreements — BL-5010."

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

Our agreement with Omega Pharma will continue in effect until the cessation of all commercialization in the Territory. After the fifth anniversary of the first commercial sale of a licensed product, either party may terminate the agreement by giving at least 18 months' prior written notice to the other party. Either party may terminate the agreement (a) by providing 60 days' written notice of a material breach of the agreement by the other party if the breaching party does not cure the breach during that time or (b) with immediate effect on written notice to the other party if there is a change of control of the other party. The parties have agreed that the announced acquisition of Omega Pharma by Perrigo Company Plc is a change of control event that will not give rise to a right on our part to terminate the license agreement. In addition, we have the right to terminate the agreement if Omega Pharma does not fulfill any of its obligations of diligence with respect to launching a licensed product or obtaining regulatory approval for, and commercializing, licensed products as described above.

Other Out-licensing/Collaboration Agreements

MaRS Innovation

In May 2016, we entered into a collaboration with MaRS Innovation, the commercialization agent for 15 of Toronto's top academic institutions. Under the terms of the agreement, we intend to review innovative projects and assets of startup companies originating from MaRS Innovation's members, to identify in-licensing, co-development or other partnering opportunities.

iPharma

In August 2016, we announced the establishment of a joint venture with I-Bridge Capital, a Chinese venture capital fund focused on developing innovative therapies in China. The joint venture, named iPharma, will develop innovative clinical and pre-clinical therapeutic candidates originating primarily in Israel to serve the Chinese and global healthcare markets. Under the terms of the joint venture agreement, each partner will provide seed capital of one million dollars to the venture. We will screen and identify promising early-stage drug candidates originating primarily in Israel with emphasis on therapeutic indications that are of special interest for the Chinese population. These therapeutic candidates will then be in-licensed by iPharma for further development and commercialization in China and possibly in other countries as well. The project screening process has begun and several candidates have already been identified.

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

Each party will be entitled to single-digit royalties on the sale of BL-9020 in the other party's respective territory. We must pay 16% of all net consideration we receive from JHL to Yissum, B.G. Negev and Hadasit, the companies from which we initially in-licensed the development rights to BL-9020. In addition, we are required to pay 12% of all net consideration we receive as a result of the out-licensing of BL-9020, including without limitation the net consideration we receive from JHL, to a party that is assisting us in the initial development of BL-9020.

JHL has the right to sublicense BL-9020 in the JHL Territory in arm's-length transactions consistent with the terms and conditions of the license agreement.

Our agreement with JHL expires upon the later of the date on which JHL reasonably expects no additional sales of product in the JHL Territory or the date on which on which we reasonably expect that we will no longer receive additional sublicensing consideration or net sales. Either party may terminate the agreement by providing either 30 or 60 days' written notice (depending on which provision of the agreement has been breached) of a material breach of the agreement by the other party if the breaching party does not cure the breach during that time.

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

•
Royalty payments. To the extent we elect to complete the development, licensing and marketing of a therapeutic candidate, we are generally required to pay our licensors royalties on the sales of the end drug product. These royalty payments are generally based on the net revenue from these sales. In certain instances, the rate of the royalty payments decrease upon the expiration of the drug's underlying patent and its transition into a generic drug. Certain of our agreements provide that if a licensed drug product is developed and sold through a different corporate entity, the licensors may elect to receive shares in such company instead of a portion of the royalties.

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

The following are descriptions of our in-licensing agreements associated with our main therapeutic candidates. In addition to the in-licensing agreements discussed herein, we have entered into other in-licensing arrangements in connection with our therapeutic candidates in clinical, advanced preclinical and feasibility stages.

BL-8040

In September 2012, we in-licensed the rights to BL-8040 under a license agreement with Biokine. Pursuant to the agreement, Biokine granted us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to a short peptide that functions as a high affinity antagonist for CXCR4 and the uses thereof.

There were no upfront payments due under the agreement. We are obligated to pay a monthly development fee of $27,500 for certain development services that Biokine has committed to provide to us under the agreement. The payment of this monthly fee will continue until the completion of the last clinical trial in which BL-8040 is planned to be tested, or is being tested with, at least 20 subjects.

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

The agreement will remain in full effect until the expiration of all of our royalty and sublicense revenue obligations to Biokine, determined on a product-by-product and country-by-country basis. We may terminate the agreement for any reason on 90 days prior written notice to Biokine. Either party may terminate the agreement for a material breach by the other party if the breaching party is unable to cure the breach within 30 days after receiving written notice of the breach from the non-breaching party. With respect to any termination for a material breach, if the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, either party may terminate the agreement upon the occurrence of certain bankruptcy events.

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

AGI-134

Acquisition Agreements with Agalimmune

In March 2017, we acquired substantially all of the outstanding shares of Agalimmune and entered into the Agalimmune Development Agreement with the selling shareholders. We control the Agalimmune board of directors, and subject to the protections in favor of the selling shareholders, we will direct and be responsible for the planning, execution and day-to-day management of Agalimmune and its pipeline, including AGI-134.

The Agalimmune Development Agreement provides the selling shareholders with a reversionary option, in the event of a breach of the Agreement and certain other limited triggering events, that permit the selling shareholders to re-acquire our equity interests in Agalimmune for nominal consideration. See "Risk Factors — Risks Related to Our Business Regulatory Matters —  If we do not meet the requirements under our agreement with the Agalimmune selling shareholders, we could lose the rights to the therapeutic candidates in Agalimmune's pipeline, including but not limited to AGI-134."

License from the University of Massachusetts

In 2013, Agalimmune entered into an exclusive license agreement with the University of Massachusetts, or the University, which was amended and restated in February 2017, for rights to intellectual property related to AGI-134. Pursuant to the agreement, Agalimmune has an exclusive, worldwide, royalty-bearing, sublicensable license to develop, manufacture, use, import and sell licensed products. Agalimmune is obligated to use diligent efforts to develop the licensed products and to introduce them into the commercial market. The agreement sets forth specific development milestones that Agalimmune is required to fulfill. In consideration of the grant of the license, Agalimmune is obligated to pay upfront license fees, annual maintenance fees, milestone payments, and low, single digit royalty payments on the net sales of licensed products. In addition, the agreement provides that following a change of control event, Agalimmune shall allot to the University 6% of its shares on a fully diluted basis. The agreement will remain in full effect until the later of expiration or abandonment of all valid claims in the licensed patents or 10 years from the date of first sale of a licensed product. Agalimmune may terminate the agreement for any reason on 90 days prior written notice to the University.

Evaluation License and Option from Kode Biotech

In March 2015, Agalimmune entered into the Evaluation License with Kode Biotech for the rights to intellectual property related to certain water dispersible glycan-lipid conjugates (the "KODETM Constructs"), including AGI-134. Pursuant to the agreement, Agalimmune has an exclusive license to pursue preclinical assessment of the use of the KODETM Constructs in Agalimmune's method of promoting tumor anticancer therapy, and the exclusive right to require Kode Biotech to grant Agalimmune an exploitation license to pursue clinical development and commercialization of the use of the KODETM Constructs in its method. If Agalimmune exercises the option, the terms of an agreed license agreement between the parties will automatically come into effect. If the option lapses, and Kode Biotech wishes to enter into a license agreement within one year after the end of the term of the Evaluation License and on terms that are the same or better than those agreed with Agalimmune, it must offer those terms to Agalimmune, which then has a defined period of time to notify Kode Biotech of its decision whether to accept such terms. Under the Evaluation License, Kode Biotech is obligated to license a third party to manufacture and supply KODETM Constructs to Agalimmune, in consideration of which Kode Biotech will be entitled to a defined percentage of the third party's cost of goods supplied to Agalimmune. Agalimmune may terminate the Evaluation License at any time on 90 days notice to Kode Biotech, or on 14 days notice if (a) there is a change of control of Kode Biotech, or (b) Kode Biotech sells all or substantially all of its technology assets related to the KODETM Constructs to an entity that is a competitor of Agalimmune.

If Agalimmune exercises the option to receive an exploitation license, it will be granted a worldwide, exclusive, royalty-bearing transferable license to develop, manufacture, use, import and sell licensed products, including AGI-134. Agalimmune will be obligated to use reasonable diligent efforts to develop licensed products and to introduce licensed products into the commercial market. In consideration of the grant of the exploitation license, Agalimmune will be obligated to pay a license issue fee, annual maintenance fees, milestone payments, low, single digit royalty payments on the net sales of the licensed products. Agalimmune will also have the right to grant sublicenses for the licensed technology and is required to pay Kode Biotech a payment based on the revenues from sublicense net sales. The agreement will remain in effect, unless terminated earlier in accordance with the agreement, until the later of expiration or abandonment of all enforceable patent claims within the licensed patents.

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

The license agreement remains in effect until the expiration of all of our license, royalty and sublicense revenue obligations to IPC, determined on a product-by-product and country-by-country basis, unless we terminate the license agreement earlier. We may terminate the license agreement for any reason on 30 days' prior written notice. We may also terminate the license agreement upon 60 days' prior written notice to IPC for scientific, regulatory or medical reasons that would prevent us from continuing the development of the licensed technology pursuant to the development plan. Either party may terminate the agreement for material breach if the breach is not cured within 30 days after written notice from the non-breaching party. If the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, either party may terminate the agreement upon the occurrence of certain bankruptcy events.

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

Under the license agreement, we are required to pay an annual license fee, subject to certain exceptions. In addition, we are required to make a one-time milestone payment upon the achievement of specified milestones. We are required to make certain royalty payments on the net sales of the licensed technology, subject to certain limitations. Our royalty payment obligations are payable on a product-by-product and country-by-country basis, for the period that a valid patent on the licensed technology remains in force in such country, subject to certain exceptions for abandonment. The license agreement remains in effect until the expiration of all of our royalty and sublicense revenue obligations to B.G. Negev Technologies, determined on a product-by-product and country-by-country basis.

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

Patents

As of March 20, 2017, we owned or exclusively licensed for uses within our field of business 26 patent families that collectively contain over 54 issued patents, one allowed patent application and over 61 pending patent applications relating to the three candidates listed below. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our two main therapeutic candidates are described below and include both issued patents and pending patent applications we exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

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

•
With respect to AGI-134, Agalimmune owns or has an exclusive license to three patent families that cover a genus of compounds including AGI-134, methods of using compounds, including AGI-134, and for a pharmaceutical composition that contains AGI-134.  Patents have been granted in the families that cover a genus of compounds including AGI-134 and methods of using compounds including AGI-134, in the United States and Japan and will expire in 2025 and 2026.  Applications in these families are pending in China, Europe, and other countries that would have the same expiration, if granted.  Patent applications are pending in the third family in the US, China, Europe, Japan, and other countries that, if granted, would cover a pharmaceutical composition that contains AGI-134 and expire in 2035.  In addition, the future drug product could be eligible for obtaining regulatory NCE exclusivity (five years data exclusivity in the USA, 10-11 years marketing exclusivity in Europe, eight years marketing exclusivity in Japan).

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

Scientific Advisory Boards

Until 2015, our Scientific Advisory Board consisted of a number of leading scientists and physicians who played an active role in the evaluation of many of our in-licensing opportunities and the development of our pipeline. In addition, we sought advice from our Scientific Advisory Board on scientific and medical matters generally. As a result of our strategic decision over the last few years to focus on the therapeutic fields of oncology and immunology, in 2015 we decided to disband the previous Scientific Advisory Board and establish two separate new Boards to focus on providing insight and guidance for our activities in the fields of oncology and immunology. In December 2015, we announced the establishment of our oncology Scientific Advisory Board. We are currently in the process of setting up our immunology Scientific Advisory Board.

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

Debasish Roychowdhury, M.D.
Dr. Roychowdhury is a leader in the pharmaceutical industry with a strong background in oncology research and development, and regulatory and commercial operations, having previously served in key senior leadership roles at Sanofi, GlaxoSmithKline and Eli Lilly. Dr. Roychowdhury has a distinguished track record in the field of oncology having been involved in the approval of nine oncology drugs, including Almita, Tykerb and Jevtana. Currently, he is President of Nirvan Consultants, LLC and in this capacity he serves in senior advisory roles for biotechnology companies to help advance their pipeline of therapeutic medicines. Dr. Roychowdhury also serves as a member of the Board of Directors for Lytix Biopharma AS, Celyad SA, Fund+ and Radius Health, Inc. In his academic career, Dr. Roychowdhury served as a faculty member at the University of Cincinnati.

Yosef Yarden, Ph.D.	Professor Yarden is The Harold and Zelda Goldenberg Chair of Molecular Cell Biology of the Weizmann Institute of Science. He is a member of the Israel Academy of Sciences and Humanities and Past President of the Federation of the Israel Societies of Experimental Biology. Among his many awards, he has received the Susan G. Komen for the Cure® Brinker Award for Scientific Distinction in Basic Research, the Leopold Griffuel Award of Fondation ARC pour la Recherche sur le Cancer, and the Ernst W. Bertner Memorial Award of the MD Anderson Cancer Center. Professor Yarden is expected to be awarded the Israel Prize in Life Science Research in May 2017. Professor Yarden is also a member of the European Molecular Biology Organization, the European Cancer Academy and the Asia-Pacific International Molecular Biology Network. Professor Yarden was also a member of our original Scientific Advisory Board.

Manufacturing

Our laboratories, which are located in our headquarters in Modi'in, Israel are in part compliant with FDA regulations setting forth current good laboratory practices, or GLP. However, they are not compliant with cGMP and therefore we cannot independently manufacture drug products for our current clinical trials or, if we choose to do so, commercialize therapeutic candidates ourselves. The suppliers of the drug substances used for our current clinical trials do have these necessary approvals. We have limited personnel with experience in drug or medical device manufacturing and we lack the resources and capabilities to manufacture any of our therapeutic candidates on a commercial scale.

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

Contract Research Organizations

We outsource certain preclinical and clinical development activities to CROs, which meet FDA or European Medicines Agency regulatory standards. We create and implement the drug development plans and, during the preclinical and clinical Phases of development, manage the CROs according to the specific requirements of the therapeutic candidate under development.

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

There are a number of potentially competitive compounds under development that act as CXCR4 inhibitors, including, among others, Mozobil (plerixafor), which is being marketed by Genzyme and Sanofi as a stem cell mobilizer for autologous stem cell transplantation; LY-2510924, which is being developed by Eli Lilly & Co; BMS-936564 (MDX-1338; ulocuplumab) developed by Bristol-Myers Squibb; TG-0054 (burixafor) developed by TaiGen Biotechnology Co; POL-6326 developed by Polyphor Ltd and X4P-001 developed by X4 Pharmaceuticals Inc.

Immuno-oncology is an area of great interest in the pharmaceutical market, specifically, immuno-oncology combination therapies. Currently there are hundreds of immuno-oncology combinations being tested in clinical trials. Recently, there has been growing attention to the combination of immuno-oncology agents with chemokines such as CXCR4 antagonist. One such combination therapy that is currently under development is BMS-936564 an Opdivo (ulocuplumab and nivolumab respectively, both of which are being developed by Bristol-Myers Squibb). These combination therapies, among others, could potentially compete with the combinations of BL-8040 and Keytruda® (pembrolizumab, developed by Merck & Co.) and Tecentriq® (atezolizumab, developed by Genentech Inc.).

In addition there are a number of potentially competitive compounds under development to treat AML including, among others, Qinprezo (vosaroxin), which is being developed by Sunesis Pharmaceuticals (pre-registration in Europe); Vyxeos (liposomal Cytarabine + Daunorubicin, pre-registration), developed by Celator Pharmaceuticals Inc; AG-221 (enasidenib, pre-registration) developed by Agios Pharmaceuticals Inc. and Celgene Corp; midostaurin developed by Novartis (pre-registration); GMI-1271 developed by GlycoMimetics; F-14512 developed by Pierre Fabre; pacritinib developed by CTI BioPharma Corp; Odomzo (sonidegib), Mekinist (trametinib) and uprosertib developed by Novartis; venetoclax developed by AbbVie Inc.; selinexor developed by Karyopharm Therapeutics; Velcade (bortezomib) developed by Janssen and Takeda; Revlimid (lenalidomide) developed by Celgene; Tarceva (erlotinib) developed by Roche Astellas and Chugai; Zolinza (vorinostat) developed by Merck and Co.; SGI-110 developed by Astex Pharmaceuticals and pracinostat developed by MEI Pharma; Some of these treatments are being developed for specific AML patient populations and lines of treatment (e.g., quizartinib developed by Ambit Biosciences as treatment for FLT3-ITD mutated AML patients; Nexavar (sorafenib), developed by Bayer; midostaurin, developed by Novartis; and ASP-2215 (gilteritinib), developed by Astellas Pharma Inc.) and not for the entire AML population. Some of these treatments can be developed for administration to AML patients in combination with BL-8040.

AGI-134

The field of cancer immunotherapy is still in the early stages of development, and only a few checkpoint inhibitors have been approved since 2011, targeting either CTLA-4, PD1 or PDL1 via antibody blockade. Most of these agents have been approved for melanoma and non-small cell lung cancer. However, in recent years approval has been granted for use of these agents in renal cell carcinoma and head and neck and bladder cancer. As noted above, there are currently hundreds of immuno-oncology combinations being tested in clinical trials. Many of these combinations could be competitive with AGI-134.

In general, the competitive landscape is comprised of compounds that target tumor specific neoantigens and create adaptive, anti-tumor immune response. Examples of such therapeutic approaches include oncolytic viruses, dendritic cell vaccines, personalized neoantigen-based cancer vaccines and Pathogen-Associated Molecular Patterns (PAMPs) as cancer vaccines.

If approved, AGI-134 will compete with currently approved treatments such as the oncolytic viruses (Imlygic®, T-VEC; Amgen) and dendritic cell cancer vaccine (Provenge®, sipuleucel-T; Valeant). In addition, there are several potentially-competitive compounds that are currently under development, including, among others, IVAC mutanome (BioNTech AG), NeoVax (Neon Therapeutics), the TLR9 agonists, lefitolimod (MGN-1703, Mologen Ag), IMO-2125 (Idera Pharmaceuticals Inc), SD-101(Dynavax Technologies Corp), CMP-001 (Checkmate Pharmaceuticals), the stimulator of interferon genes (STING) agonist, ADU-S100 (Novartis), imprime PGG (Biothera Pharmaceuticals Inc), dorgenmeltucel-L (NewLink Genetics Corp), inCVAX (Immunophotonics Inc) and LTX-315 (Lytix Biopharma AS). Most of these competitors have ongoing combination trials with the approved checkpoint inhibitors.

BL-5010

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

Insurance

We maintain insurance for our offices and laboratory in Israel. This insurance covers approximately $5.3 million of equipment, consumables and lease improvements against risk of fire, lightning, natural perils and burglary (the latter coverage limited to $250,000), and $1.5 million of consequential damages (covering fixed damages and extra expenses). For our clinical activities, we carry life science liability insurance covering general liability with an annual coverage amount of $30.0 million per occurrence and product liability and clinical trials coverage with an annual coverage amount of $30.0 million each claim and in the aggregate. The maximum indemnity for a single occurrence, claim or circumstances under this insurance is $30.0 million. In addition, we maintain the following insurance: employer's liability with coverage of approximately $10.0 million for each occurrence and in the aggregate; third party liability with coverage of approximately $5.0 million for each occurrence and in the aggregate; all risk coverage of approximately $2.0 million for electronic and mechanical equipment; directors' and officers' liability with coverage of $20.0 million for each occurrence and in the aggregate; and a global travel insurance policy.

We procure stock throughput insurance (cargo marine) coverage when we ship substances for our clinical studies. Such insurance is customized to the special requirements of the applicable shipment, such as temperature and/or climate sensitivity. If required, we insure the substances to the extent they are stored in central depots and at clinical sites.

We believe that the amounts of our insurance policies are adequate and customary for a business of our kind. However, because of the nature of our business, we cannot assure you that we will be able to maintain insurance on a commercially reasonable basis or at all, or that any future claims will not exceed our insurance coverage.

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements. See "Business — Government Regulation and Funding — Israel Ministry of Environment — Toxin Permit."

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

Historically, different requirements by different countries' regulatory authorities have influenced the submission of applications. However, a trend toward harmonization of drug and medical device approval standards, starting in individual territories in Europe and then in the EU as a whole, in Japan, and in the United States under the aegis of what is now known as the International Council on Harmonisation, or ICH (created as the International Conference on Harmonisation in 1990), is gradually narrowing these differences. In many cases, compliance with ICH standards can help avoid duplication of non-clinical and clinical trials and enable companies to use the same basis for submissions to each of the respective regulatory authorities. The adoption of the Common Technical Document format by the ICH has greatly facilitated use of a single regulatory submission for seeking approval in the ICH regions and certain other countries including Canada, Hong Kong, Japan, Saudi Arabia, Singapore, South Africa, South Korea, Switzerland, Taiwan, Turkey and Australia.

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

Unless a drug is exempt from the NDA process, the steps required before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation development;

•	submission to the FDA of a request for an IND to conduct human clinical testing;

•	adequate and well controlled clinical trials to determine the safety and efficacy of the drug for each indication as well as to establish the exposure levels;

•	submission to the FDA of an NDA;

•	a potential public hearing of an outside advisory committee to discuss the application;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is manufactured; and

•	FDA review and approval of the NDA.

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

The FDA may refuse to accept an IND for review if applicable regulatory requirements are not met. Moreover, the FDA may delay or prevent the start of clinical trials if the manufacturing of the study drug fails to meet cGMP requirements or the clinical trials are not adequately designed. Such government regulation may delay or prevent the study and marketing of potential products for a considerable time period and may impose costly procedures upon a manufacturer's activities. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot continue without FDA authorization and then only under terms authorized by the FDA.

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

We conduct clinical trials typically in three sequential Phases, but the Phases may overlap or be combined. An institutional review board, or IRB, must review and approve each trial before it can begin. Phase 1 includes the initial administration of a tested drug to a small number of humans. These trials are closely monitored and may be conducted in patients, but are usually conducted in healthy volunteer subjects. These trials are designed to determine the metabolic and pharmacologic actions of the drug in humans and the side effects associated with increasing doses as well as, if possible, to gain early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible adverse effects and safety risks and preliminarily evaluate the efficacy of the drug for specific indications. Phase 3 trials are large trials used to further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that we or our licensees will successfully complete Phase 1, Phase 2 or Phase 3 testing with respect to any therapeutic candidate within any specified period of time, if at all. Furthermore, clinical trials may be suspended at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. We and our licensees perform preclinical and clinical testing outside of the United States. The acceptability of the results of our preclinical and clinical testing by the FDA will be dependent upon adherence to applicable U.S. and foreign standards and requirements, including GLP, GCP and the Declaration of Helsinki for protection of human subjects. Additionally, the FDA may require at least one pivotal clinical study to be conducted in the United States, in order to take into account medical practice and ethnic diversity in the United States.

NDAs and BLAs

After successful completion of the required clinical testing, an NDA, or in the case of certain biological products a Biological Product Application, or BLA, is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before product marketing may begin in the United States. The NDA/BLA must include the preclinical and clinical testing results and a compilation of detailed information relating to the product's pharmacology, toxicology, chemistry, manufacture and manufacturing controls. In certain cases, an application for marketing approval may include information regarding the safety and efficacy of a proposed drug that comes from trials not conducted by, or for, the applicant and for which trials the applicant has not obtained a specific right of reference. Such an application, known as a 505(b)(2) NDA, is permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication.  Although 505(b)(2) is a type of NDA, it has been used in the U.S. to obtain approval of follow-on biologics (also termed biosimilars) where limited clinical data is necessary to show that the follow-on is the same as the reference product. However, 505(b)(2) can be used to seek approval for a biologic only until March 23, 2020, and only for follow-on biologics of a class for which a product has already been approved under 505(b)(2). In this way, several natural source products and recombinant proteins have been approved as generic drugs under Section 505(b)(2) of the FDCA.  An additional pathway for approval of follow-on biologics is discussed in the section "Generic Competition" below. As interpreted by the FDA, Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product. Under this interpretation, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA's finding of safety and efficacy of the previously approved product coupled with new clinical data and information needed by the FDA to support the change. NDAs submitted under 505(b)(2) are potentially subject to patent and non-patent exclusivity provisions which can block effective approval of the 505(b)(2) application until the applicable exclusivities have expired, which in the case of patents may be several years. The cost of preparing and submitting an NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor under an NDA approved by the FDA is also subject to annual product and establishment user fees. These fees are typically increased annually. Separate fees are payable for an Abbreviated New Drug Application, or ANDA, and for Biosimilar Biological Product Development, or BPD.

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

Before approving an application, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless the FDA determines that the product is manufactured in substantial compliance with GMP. If the FDA determines that the NDA or BLA is supported by adequate data and information, the FDA may issue an approval letter. During review, the FDA may request additional information via an information request, or IR letter, or state deficiencies via a deficiency letter, or DR letter. Upon compliance with the conditions stated, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of approval, the FDA may require additional trials or post-approval testing and surveillance to monitor the drug's safety or efficacy, the adoption of risk evaluation and mitigation strategies, and may impose other conditions, including labeling and marketing restrictions on the use of the drug, which can materially affect its potential market and profitability. Once granted, product approvals may be withdrawn if compliance with regulatory standards for manufacturing and quality control are not maintained or if additional safety problems are identified following initial marketing.

If the FDA's evaluation of the NDA or BLA submission or manufacturing processes and facilities is not favorable, the FDA may refuse to approve the NDA or BLA and may issue a complete response letter. The complete response letter indicates that the review cycle for an application is complete and that the application is not ready for approval. The complete response letter will describe specific deficiencies and, when possible, will outline recommended actions the applicant might take in order to place the application in condition for approval. Following receipt of a complete response letter, the company may submit additional information and start a new review cycle, withdraw the application or request a hearing. Failure to take any of the above actions may result in the FDA considering the application withdrawn following 1 year from issuance of the complete response letter. In such cases, the FDA will notify the company and the company will have 30 days to respond and request an extension of time in which to resubmit the application. The FDA may grant reasonable requests for extension. If the company does not respond within 30 days of the FDA's notification, the application will be considered withdrawn. Even with submission of additional information for a new review cycle, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The Pediatric Research Equity Act, or PREA, requires NDAs (or NDA supplements) for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to contain results assessing the safety and efficacy for the claimed indication in all relevant pediatric subpopulations. Data to support dosing and administration also must be provided for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for the submission of results or full or partial waivers from the PREA requirements (for example, if the product is ready for approval in adults before pediatric studies are complete, if additional safety data is needed, among others). In addition, under the Best Pharmaceuticals for Children Act, or BPCA, the FDA may issue a written request to the company to conduct clinical trials in the pediatric population that are related to the moiety and expand on the claimed indication. The studies are voluntary, but may award the company with 6 months of marketing exclusivity if conducted according to good scientific principles and address the written request. Finally, a sponsor can request that a product that must be studied under PREA to be studied also under the BPCA to allow the sponsor to be eligible for six-months of pediatric exclusivity. The pediatric studies requested under BPCA are usually more extensive and would generally also fulfill the PREA requirement; however, even if the sponsor does not complete the studies outlined in the BPCA written request, it is still required to complete any studies required under PREA.

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

Generic Competition

Once an NDA, including a 505(b)(2) NDA, is approved, the product covered thereby becomes a "listed drug" which can, in turn, be cited by potential competitors in support of filing of an ANDA, under section 505(j), of the Federal Food, Drug and Cosmetic Act which relies on bioequivalence studies that compare the generic drug to a reference listed drug to support approval. Specifically, a generic drug that is the subject of an ANDA must be bioequivalent and have the same active ingredient(s), route of administration, dosage form, and strength, as well as the same labeling, with certain exceptions, as the listed drug. If the FDA deems that any of these requirements are not met, additional results may be necessary to seek approval.

ANDA applicants do not have to conduct extensive clinical trials to prove the safety or efficacy of the drug product. Rather, they are required to show that their drug is pharmaceutically equivalent to the innovator's drug and also conduct "bioequivalence" testing to show that the rate and extent by which the ANDA applicant's drug is absorbed does not differ significantly from the innovator product. Bioequivalence tests are typically in vivo studies in humans but they are smaller and less costly than the types of Phase 3 trials required to obtain initial approval of a new drug. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

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

Section 7002 of the Patient Protection and Affordable Care Act, which is referred to as the Biologics Price Competition and Innovation Act of 2009, or BPCIA, amends Section 351 of the Public Health Service Act to create an abbreviated BLA for 'highly similar' biological products; the abbreviated BLA permits a follow-on biological product to be evaluated against only a single reference biological product. To be considered for an abbreviated BLA, the biosimilar must have the same presumed mechanism of action, route of administration, dosage form and potency as the innovator product. It may only be reviewed and approved for indications for which the FDA already has approved the innovator product.

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

To encourage the development of biosimilars, the BPCIA grants 1 year of exclusive marketing rights to the first follow-on biological that is approved as being "interchangeable" with a reference product. If patent litigation between the manufacturers of the follow-on and innovator products is ongoing, this period of exclusivity may be extended for up to 42 months.

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

FDA Approval or Clearance of Medical Devices

In the United States, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the controls the FDA determines necessary to reasonably ensure their safety and efficacy:

•	Class I: general controls, such as labeling and adherence to QSRs. Some Class I medical devices require 510(k) pre-market notification although most are exempt;

•	Class II: general controls, 510(k) pre-market notification, and specific controls such as performance standards, patient registries, and postmarket surveillance; and

•	Class III: general controls and approval of a pre-market approval, or PMA.

All new devices are class III by operation of law unless the FDA (1) determines the new device to be substantially equivalent (SE) to a device previously classified in class I or class II, (2) grants a risk-based ("de novo") classification request, or (3) reclassifies the device into class I or II.

A PMA application must provide a demonstration of safety and effectiveness, which generally requires extensive preclinical and clinical trial data. Information about the device and its components, device design, manufacturing and labeling, among other information, must also be included in the PMA. As part of the PMA review, the FDA will typically inspect the manufacturer's facilities for compliance with QSR requirements, which govern testing, control, documentation and other aspects of quality assurance with respect to manufacturing. During the review period, an FDA advisory committee, typically a panel of clinicians, is likely to be convened to review the application and recommend to the FDA whether, or upon what conditions, the device should be approved. The FDA is not bound by the advisory panel decision, but the FDA often follows the panel's recommendation. If the FDA finds the information satisfactory, it will approve the PMA. The PMA can include post-approval conditions including, among other things, restrictions on labeling, promotion, sale and distribution, or requirements to do additional clinical studies post-approval. Even after approval of a PMA, a new PMA or PMA supplement is required to authorize certain modifications to the device, its labeling or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. During the review of a PMA, the FDA may request more information or additional studies and may decide that the indications for which we seek approval or clearance should be limited.

If human clinical trials of a medical device are required and the device presents a significant risk, the sponsor of the trial must file an investigational device exemption, or IDE, application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and/or laboratory testing. If the IDE application is approved by the FDA, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA upon receipt of the respective IRB approvals. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more institutional review boards without separate approval from the FDA. Submission of an IDE does not give assurance that the FDA will approve the IDE and, if it is approved, the FDA may determine that the data derived from the trials do not support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study indication or the rights, safety or welfare of human subjects. The trial also must comply with the FDA's IDE regulations and informed consent must be obtained from each subject.

European Economic Area

Clinical Trials

The European Medicines Agency relies on the results of clinical trials carried out by pharmaceutical companies to reach its opinions on the authorization of medicines. Although the authorization of clinical trials occurs at member state level, the Agency plays a key role in ensuring that the standards of good clinical practice (GCP) are applied across the European Economic Area (EEA) in cooperation with the member states. It also manages a database of clinical trials carried out in the EU. Clinical trials are currently regulated under Directive 2001/20/EC. However, in April 2014 a new regulation on clinical trials on medicinal products for human use was adopted. Regulation 536/2014, or Regulation, entered into force on in June 2014 but will apply no earlier than May 28, 2016. The Regulation will apply to interventional clinical trials on medicines once the Regulation is in operation, expected in 2018, and to all trials authorized under the previous legislation (Directive (EC) No. 2001/20/EC) and still ongoing three years (the transition period) after the Regulation has come into operation. The Regulation ensures that:

•	the rules for conducting clinical trials are consistent throughout the EU;

•	transparent information is made publicly available on the authorization, conduct, and results of each clinical trial carried out in the EU.

Marketing Authorization Procedures

A medicinal product may only be placed on the market in the EEA composed of the 28 EU member states, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of a member state pursuant to Directive 2001/83/EC, as amended, or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004, as amended, or its predecessor, Regulation 2309/93. There are essentially three EU procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the EEA.

Centralized Procedure

Regulation 726/2004/EC now governs the centralized procedure when a marketing authorization is granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the EMA. That authorization is valid throughout the entire EEA and directly or (as to Norway, Iceland and Liechtenstein) indirectly allows the applicant to place the product on the market in all member states of the EEA. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products, as described in the Annex to Regulation 726/2004, must be authorized centrally. These are products that are developed by means of a biotechnological process in accordance with Paragraph 1 to the Annex to the Regulation or veterinary products designed to promote animal growth or increase yield in accordance with Paragraph 2. The mandatory centralized procedure is applicable to: (a) medicinal products for human use containing an active substance authorized in the EU after May 20, 2004 for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorder or diabetes; (b) autoimmune diseases and other immune dysfunctions and viral diseases; (c) all medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000;   and (d) medicines derived from biotechnology processes or advanced therapy medicinal products, such as gene therapy, tissue engineered and somatic cell therapy products. An applicant may also opt for assessment through the centralized procedure if it can show that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization centrally is in the interests of patients at the EU level. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application or within 150 days by means of an accelerated procedure. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the decision granting a marketing authorization, within 67 days. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. A refusal of a centralized marketing authorization constitutes a prohibition on placing the given medicinal product on the market in the EU.

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

For both mutual recognition and decentralized procedures, if a concerned member state objects to the grant of a marketing authorization on the grounds of a potential serious risk to public health, it may raise a reasoned objection with the reference member state. The points of disagreement are in the first instance referred to the Co-ordination Group on Mutual Recognition and Decentralized Procedures, or CMD, to reach an agreement within 60 days of the communication of the points of disagreement. If member states fail to reach an agreement, then the matter is referred to the EMA's scientific committee and CHMP for arbitration. The CHMP is required to deliver a reasoned opinion within 60 days of the date on which the matter is referred. The scientific opinion adopted by the CHMP forms the basis for a binding European Commission decision.

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of good manufacturing practice as set out in Directive 2003/94/EC for medicines and investigational medicines for human use or Directive 91/412/EEC for medicines for veterinary use and Volume 4 of the "Rules Governing Medicinal Products in the European Community" and distributed in accordance with Directive 92/25/EEC and current guidance. Moreover, EU law requires the clinical results in support of clinical safety and efficacy to be based upon clinical trials conducted in the EU in compliance with the requirements of Directives 2001/20/EC and 2005/28/EC, which implement good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the EU and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the EU.

National Procedure

In order to increase availability of medicinal products, in particular on smaller markets, Article 126a of Directive 2001/83/EC, or Article 126a, provides that, in the absence of a marketing authorization or of a pending application for authorization for a medicinal product, which has already been authorized in another member state, a member state may for justified public health reasons authorize the placing on the market of that medicinal product. In such cases, the competent authority of the member state has to inform the marketing authorization holder in the member state in which the medicinal product concerned is authorized, of the proposal to authorize the placing on the market under this Article.

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

A. Full Applications. A full application is one that is made under any of the EU procedures described above and "stands alone" in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83/EC, as amended, to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(l) in particular refers to the need to present the results of the applicant's research on (1) pharmaceutical (physical-chemical, biological or microbiological) tests, (2) preclinical (toxicological and pharmacological) studies and (3) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC, as amended. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

B. Abridged Applications. Article 10 of Directive 2001/83/EC contains exemptions from the requirement that the applicant provide the results of its own preclinical and clinical research. There are four regulatory routes for an applicant to seek an exemption from providing such results, namely (1) cross-referral to an innovator's results without consent of the innovator (used for generic medicines or similar biological medicinal products), (2) well established use according to published literature, (3) fixed combination products, and (4) informed consent to refer to an existing dossier of research results filed by a previous applicant.

(1) Cross-referral to Innovator's Data

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

Applications in respect of a generic medicinal product cannot be made before the expiry of the protection period. For applications made after either October 30 or November 20, 2005 (depending on the approval route used), Regulation 726/2004 and amendments to Directive 2001/83/EC provide for a harmonized protection period regardless of the approval route utilized. The harmonized protection period is in total 10 years, including eight years of research data protection and two years of marketing protection. The effect is that the originator's results can be the subject of a cross-referral application after eight years, but any resulting authorization cannot be exploited for a further two years. The rationale of this procedure is not that the competent authority does not have before it relevant tests and trials upon which to assess the efficacy and safety of the generic product, but that the relevant particulars can, if the research data protection period has expired, be found on the originator's file and used for assessment of the generic medicinal product. The 10-year protection period can be extended to 11 years where, in the first eight years post-authorization, the holder of the authorization obtains approval for a new indication assessed as offering a significant clinical benefit in comparison with existing products.

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

Similar Biological Applications. Article 10(4) of Directive 2001/83/EC refers to a biological medicinal product which is similar to a reference biological product and does not meet the conditions in the definition of generic medicinal products, owing to, in particular, differences relating to raw materials or differences in manufacturing processes of the biological medicinal product and the reference biological medicinal product. For such products, the results of appropriate pre-clinical tests or clinical trials relating to these conditions must be provided in accordance with the criteria stated in the annex and related guidelines. The results of other tests and trials from the reference medicinal product's dossier shall not be provided.

(2) Well-established Medicinal Use

Under Article 10a of Directive 2001/83/EC, an applicant may, in substitution for the results of its own preclinical and clinical research, present detailed references to published literature demonstrating that the active substance(s) of a product have a well-established medicinal use within the EU with recognized efficacy and an acceptable level of safety. The applicant is entitled to refer to a variety of different types of literature, including reports of clinical trials with the same active substance(s) and epidemiological studies that indicate that the constituent or constituents of the product have an acceptable safety/efficacy profile for a particular indication. However, use of the published literature exemption is restricted by stating that in no circumstances will constituents be treated as having a well-established use if they have been used for less than 10 years from the first systematic and documented use of the substance as a medicinal product in the EU. Even after 10 years' systematic use, the threshold for well-established medicinal use might not be met. European pharmaceutical law requires the competent authorities to consider the period over which a substance has been used, the amount of patient use of the substance, the degree of scientific interest in the use of the substance (as reflected in the scientific literature) and the coherence (consistency) of all the scientific assessments made in the literature. For this reason, different substances may reach the threshold for well-established use after different periods, but the minimum period is 10 years. If the applicant seeks approval of an entirely new therapeutic use compared with that to which the published literature refers, additional preclinical and/or clinical results would have to be provided.

(3) Fixed Combination Application

Under Article 10(b) of Directive 2001/83/EC, as amended, and Annex I, Part II(5), fixed-combination applications are possible for medicinal products containing active substances used in the composition of authorized medicinal products (but not to be used in combination for therapeutic purposes). In that case, the results of new preclinical tests or new clinical trials relating to that combination shall be provided in accordance with Article 8(3)(i) of Directive 2001/83/EC, but it is not necessary to provide scientific references relating to each individual active substance. Moreover, any fixed combination may be considered a complete/full, independent application because it is a new and unique medicinal product requiring a separate SmPC.

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

C. Mixed Marketing Authorization Applications

Annex I, Part II(7) of Directive 2001/83/EC, as amended, specifies that mixed marketing authorization applications, or MAAs, must present published scientific literature together with original results of tests and trials. Such applications must be submitted and processed following the complete, full and independent MAA dossier requirements. These requirements apply to the use of bibliographic references in mixed dossiers both as supporting data for the applicant's own tests and trials or in order to replace any tests or trials in Module 4 and/or 5. All other module(s) are in accordance with the structure described in Part I of the above-mentioned Annex 1. The Competent Authority will accept the applicant's proposed format on a case-by-case basis.

Law Relating to Pediatric Research

Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006), or the Pediatric Regulation, was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population. It requires any application for marketing authorization made after July 26, 2008 in respect of a product not authorized in the EU on January 26, 2007, the time the Regulation entered into force, to include studies in children conducted in accordance with a pediatric investigation plan agreed to by the relevant European authorities, unless the product is subject to an agreed waiver or deferral or unless the product is excluded from the scope of Regulation 1902/2006 (generics, hybrid medicinal products, biosimilars, homeopathic and traditional (herbal) medicinal products and medicinal products containing one or more active substances of well-established medicinal use. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. Moreover, this regulation imposes the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation (EEC) 1768/92 codified as Regulation (EC) no. 469/2009 or by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to Orphan Drug designation, in which case the 10-year market exclusivity period for such orphan products is extended to 12 years. If any of the non-centralized procedures for marketing authorization have been used, the six month extension of the supplementary protection certificate is only granted if the medicinal product is authorized in all member states. Where the product is no longer covered by a patent or supplementary protection certificate, the applicant may make a separate application for a Pediatric Use Marketing Authorization, or PUMA, which, on approval, will provide eight years' protection for data and 10 years' marketing protection for the pediatric results.

In June 2013, the European Commission published a report on the first five years of implementation of the Pediatric Regulation. The report concludes that pediatric development has become a more integral part of the overall development of medicinal products in the EU, with the Regulation working as a major catalyst to improve the situation for young patients. In November 2016, the European Commission launched a public consultation in preparation for its second report on the Pediatric Regulation after nearly ten years of implementation. The European Commission expects to publish the final report in 2017.

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

Another relevant aspect in the EU regulatory framework is the "sunset clause": a provision leading to the cessation of the validity of any marketing authorization if it is not followed by marketing within three years or, if marketing is interrupted for a period of three consecutive years.

Approval of Medical Devices

In the EEA there is a consolidated system for the authorization of medical devices as provided for in three core directive: the Medical Device Directive 93/42/EEC as amended by Directive 93/68/EEC on CE marking, Directive 90/385/EEC, as amended by Directive 2007/47/EC, regarding active implantable medical devices and Directive 98/79/EC regarding in vitro diagnostic medical devices. The EU requires that manufacturers of medical devices obtain the right to affix the CE mark to their products, which shows that the device has a Declaration of Conformity, before selling them in EU member countries. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards, which vary according to the nature of the device. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products and commercially distribute those products throughout the EU without further conformance tests being required in other member states.

In September 2012, the European Commission adopted a Proposal for a Regulation of the European Parliament and of the Council of the IIA, or the Council, on medical devices and a Proposal for a Regulation of the European Parliament and of the Council on in vitro diagnostic medical devices which will, once adopted by the European Parliament and by the Council, replace the existing three medical devices directives. Revisions include extension of the scope for legislation, better supervision of independent assessment bodies, clear rights for manufacturers/distributors and stronger requirements for medical evidence. This legislative activity is ongoing as of the date of this report

Israel

Israel Ministry of the Environment — Toxin Permit

In accordance with the Israeli Dangerous Substances Law - 1993, the Israeli Ministry of the Environment is required to grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until December 2018.

Clinical Testing in Israel

In order to conduct clinical testing on humans in Israel, special authorization must first be obtained from the ethics committee and general manager of the institution in which the clinical studies are scheduled to be conducted, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. These regulations require authorization by the institutional ethics committee and general manager as well as from the Israeli Ministry of Health, except in certain circumstances, and in the case of genetic trials, special fertility trials and complex clinical trials, an additional authorization of the Israeli Ministry of Health's overseeing ethics committee. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Since we intend to perform a portion of the clinical studies on certain of our therapeutic candidates in Israel, we will be required to obtain authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and in most cases, from the Israeli Ministry of Health.

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

Israeli Government Programs

Office of the Chief Scientist

Research and Development Grants. A number of our therapeutic products have been financed, in part, through funding from the OCS in accordance with Research Law. Through December 31, 2016 we have received approximately $19.8 million in aggregate funding from the OCS and have paid the OCS approximately $6.3 million in royalties under our approved programs.  As of December 31, 2016, we have no contingent obligation to the IIA other than for BL-8040. In connection with the in-licensing of BL-8040 from Biokine, and as a condition to OCS consent to the transaction, we agreed to abide by any obligations resulting from funds previously received by Biokine from the OCS. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $2.7 million as of December 31, 2016. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future. Therefore, the likelihood of any payment obligation to the IIA with regard to the Biokine transaction is remote. Under the Research Law as in effect prior to the R&D Amendment and the terms of the grants, royalties on the revenues derived from sales of products developed with the support of the OCS were payable to the Israeli government, generally at the rate of 3% during the first three years of repayment, 4% during the subsequent three years and 5% from the seventh year onwards, although these terms would be different if we were to receive IIA approval to manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel. The obligation to make these payments terminates upon repayment of the amount of the received grants as adjusted for fluctuation in the dollar/shekel exchange rate, plus interest and any additional amounts as described below. However, we could be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest) if we receive approval to manufacture or to transfer the rights to manufacture our products developed with OCS or IIA grants outside of Israel, depending on the portion of total manufacturing that was performed outside of Israel, as further described below, and we could be required to pay additional amounts in respect of the technology developed under these projects that was otherwise transferred outside of Israel, as further described below. The amounts received bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that was published on the first business day of each calendar year.

Pursuant to the Research Law as in effect prior to the R&D Amendment, recipients of funding from the OCS were prohibited from manufacturing products developed using OCS grants or derived from technology developed with OCS grants outside of Israel and from transferring rights to manufacture such products outside of Israel. However, the OCS could, in special cases, approve the transfer of manufacture or of manufacturing rights of a product developed in an approved program or which resulted therefrom, outside of Israel. If we were to receive approval to manufacture or to transfer the rights to manufacture our products developed with OCS grants outside of Israel, we would be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest), depending on the portion of total manufacturing that was performed outside of Israel. In addition, the royalty rate applicable to us could possibly increase. Such increased royalties constituted the total repayment amount required in connection with the transfer of manufacturing rights of OCS funded products outside Israel. The Research Law, as in effect prior to the R&D Amendment, did enable companies to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties (but resulting in a lower grant amount); however, the OCS rarely granted such prior approval.

Under the Research Law, as in effect prior to the R&D Amendment, we were prohibited from transferring our OCS-financed technologies, technologies derived therefrom and related intellectual property rights outside of Israel except under limited circumstances and only with the approval of the OCS and generally upon making a payment to the OCS. The required approvals may not have been received for any proposed transfer and, if received, we could be required to pay the OCS an amount calculated in accordance with the applicable formula set out in the Research Law. The scope of the support received, the royalties that we already paid to the OCS, the amount of time that elapsed between the date on which the technology was transferred and the date on which the applicable project performance period for the OCS grants was completed, and the sale price and the form of transaction were to be taken into account in order to calculate the amount of the payment to the OCS. The repayment amount was subject to a maximum limit calculated in accordance with a formula set forth in regulations enacted during 2012. In addition, any decrease in the percentage of manufacture performed in Israel of any product or technology, as originally declared in the application to the OCS with respect to the product or technology, could require us to notify, or to obtain the approval of, the OCS, and could result in increased royalty payments to the OCS of up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that was performed outside of Israel.

Approval of the transfer of technology to residents of Israel was required prior to the R&D Amendment, and could be granted in specific circumstances, only if the recipient agreed to abide by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties.

In July 2015, the Knesset enacted the R&D Amendment after reaching the conclusion that the pre-R&D Amendment regime was not flexible enough to allow the OCS and the recipients of research and development funding to respond quickly to the challenges of a changing world. Pursuant to the R&D Amendment, the OCS was replaced with the IIA, which is comprised of the Council, a Director General and the Research Committees. The chief scientist of the OCS became the head of the IIA. According to the R&D Amendment, the Council will have broad discretion regarding material matters, including, among others, with respect to the new funding programs, or Tracks, and requirements with respect to manufacture in Israel and transfer of know-how manufacture abroad (including payment for such transfer). While the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions have been largely rescinded by the R&D Amendment. Many of these matters are now decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of IIA-funded know-how and rights vest with the recipient of assistance and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment stipulates that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances. Nonetheless, these matters are merely guidelines, and the essential matters will be determined by the Council in its discretion. While the R&D Amendment is designed to provide flexibility in a rapidly-changing business environment, leaving the above essential matters to the Council's discretion currently causes much ambiguity as to the implementation of the R&D Amendment.

The State of Israel does not own intellectual property rights in technology developed with OCS or IIA funding and there is no restriction on the export of products manufactured using technology developed with OCS or IIA funding. The technology is, however, subject to transfer of technology and manufacturing rights restrictions as described above.

Israel Ministry of Health

Israel's Ministry of Health, which regulates medical testing, has adopted protocols that correspond, generally, to those of the FDA and the EMA, making it comparatively straightforward for studies conducted in Israel to satisfy FDA and the EMA requirements, thereby enabling medical technologies subjected to clinical trials in Israel to reach U.S. and EU commercial markets in an expedited fashion. Many members of Israel's medical community have earned international prestige in their chosen fields of expertise and routinely collaborate, teach and lecture at leading medical centers throughout the world. Israel also has free trade agreements with the United States and the EU.

C. Organizational Structure

Our corporate structure consists of BioLineRx Ltd., a substantially wholly-owned subsidiary, Agalimmune Ltd. and its U.S. subsidiary, Agalimmune Inc., and one wholly-owned inactive subsidiary, BioLineRx USA Inc.

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

D. Property, Plant and Equipment

We are headquartered in Modi'in, Israel. Until June 2015, our headquarters were located in Jerusalem. The facility consists of 1,663 square meters (approximately 17,900 square feet) of space and lease payments are approximately $27,000 per month, including maintenance fees and parking. This facility houses both our administrative and research operations and our central laboratory. The central laboratory consists of approximately 380 square meters and includes a bioanalytical laboratory, a formulation laboratory and a tissue culture laboratory. Our bioanalytical laboratory has received GLP certification. All of our employees are based in this facility.

Agalimmune leases laboratory space in Discovery Park located in Sandwich, Kent County in the United Kingdom and rents office space in London as well.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly those in "Item 3. Key Information — Risk Factors."

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or address unmet medical needs. Our current development and commercialization pipeline consists of a clinical-stage therapeutic candidate, BL-8040; a near-clinical therapeutic candidate, AGI-134; and one commercialized product, BL-5010. In addition, we have five other therapeutic candidates in clinical and pre-clinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently. Our focus is principally on the therapeutic areas of oncology and immunology. However, we may also in-license therapeutic compounds outside of these areas in connection with our strategic collaboration with Novartis, as well as to a limited extent for our independent pipeline as the opportunities arise.

History of Losses

Since inception in 2003, we have generated significant losses in connection with our research and development. As of December 31, 2016, we had an accumulated deficit of $175.0 million. We may continue to generate losses in connection with the research and development activities relating to our pipeline of therapeutic candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we may continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding received from the OCS. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future upfront, milestone, royalty or other payments that we may receive from Omega Pharma, Novartis and other out-licensing or collaboration transactions for our other therapeutic candidates, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of December 31, 2016, we held $35.6 million of cash, cash equivalents and short-term bank deposits.

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

The following table identifies our current major pipeline projects:

Project	Status		Expected Near Term Milestones
BL-8040	1.	Phase 2a study for relapsed or refractory AML completed	1.	Follow-up for overall survival rate is ongoing
	2.	Phase 2b consolidation treatment for AML ongoing	2.	Completion of enrollment and possible interim analysis results expected in H2 2018; top-line results expected in H2 2019
	3.	Phase 2 study in stem cell mobilization ongoing	3.	Top-line results expected in Q4 2017.
	4.	Phase 2a study in pancreatic cancer, in collaboration with Merck, initiated	4.	Partial results expected in H2 2017; top-line results expected in H2 2018
	5.	Phase 2b study in pancreatic cancer, in collaboration with MD Anderson Cancer Center	5.	Top-line results expected in H2 2018
	6.	Phase 1b study in AML, in collaboration with Genentech	6.	Commencement of study expected in H2 2017; top-line results expected in 2019
	7.	Phase 1b studies in various solid tumors, in collaboration with Genentech	7.	Commencement of studies expected in H2 2017; top-line results expected in 2019
	8.	Phase 3 registration study in autologous stem cell mobilization	8.	Commencement of study expected in H2 2017
AGI-134	Near-clinical development studies		Regulatory submission for first-in-man study expected in H2 2017; commencement of study expected in H1 2018
BL-5010	Out-licensed to Omega Pharma; CE mark approval obtained; commercial launch of first OTC indication in Europe commenced		Gradual full roll-out of commercial launch over next two years; pursuit of potential out-licensing partner(s) for OTC and non-OTC rights still held by us

In addition to the projects set forth above, we have five additional projects in clinical and pre-clinical stages of development (BL-9020, BL-1210, BL-1220, BL-1230 and BL-1040) that are significantly less material to the Company's ongoing research and development expenditures. See "Item 4. Information on the Company — Business Overview — Other Therapeutic Candidates."

Set forth below is a summary of the costs allocated to our main projects on an individual basis, as well as the costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2014, 2015 and 2016, and on an aggregate basis since project inception.

	Year Ended December 31,			Total Costs Since Project
	2014	2015	2016	Inception
	(U.S. $ in thousands)

BL-8040	4,698	7,045	8,281	24,657
BL-7010	3,756	1,657	1,471	9,623
BL-5010	1,282	400	75	4,144
Other projects	1,537	1,916	1,176	104,508
Total project costs	11,273	11,018	11,003	142,932

From our inception through December 31, 2016, we have incurred research and development expense of approximately $177.0 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate's commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See "Item 3. Key Information — Risk Factors — If we or our licensees are unable to obtain U.S. and/or foreign regulatory approval for our therapeutic candidates, we will be unable to commercialize our therapeutic candidates."

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

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of derivative liabilities on account of the warrants issued in the private and direct placements which we conducted in 2012 and 2013. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the private and direct placements related to the warrants. In addition, non-operating expense and income includes the initial commitment and finder's fees, as well as other one-time expenses, associated with the initial set-up of the share purchase agreements with LPC.

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

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2016. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

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

Revenue Recognition

We recognize revenues in accordance with International Financial Reporting Standards No. 15, or IFRS 15. Under IFRS 15, "Revenue from Contracts with Customers," which was issued in May 2014, amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces International Accounting Standard, or IAS, 18, "Revenue" and IAS 11, "Construction Contracts" and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The Company currently does not have any revenues, and will assess the impact of adopting IFRS 15 when relevant. Revenues incurred in connection with out-licensing of the Company's patents and other intellectual property are recognized when all of the following criteria have been met as of the balance sheet date:

•	The Company has transferred to the licensee the significant risks and rewards of ownership of the patents and intellectual property.

•	The Company does not retain either the continuing managerial involvement to the degree usually associated with ownership or the effective control over the patent and intellectual property.

•	The amount of revenue can be measured reliably.

•	It is probable that the economic benefits associated with the transaction will flow to the Company.

•	The costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue from reaching additional milestones is recognized upon achievement of the specific milestone, in accordance with the relevant agreement.

Revenues in connection with rendering of services are recognized by reference to the stage of completion of the transaction as of the balance sheet date, if and when the outcome of the transaction can be estimated reliably.

Revenues from royalties are recognized on accrual basis in accordance with the substance of the relevant agreement.

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

Stock-based Compensation

We account for stock-based compensation arrangements in accordance with the provisions of IFRS 2. IFRS 2 requires companies to recognize stock compensation expense for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The cost is recognized as compensation expense over the life of the instruments, based upon the grant-date fair value of the equity or liability instruments issued. The fair value of our stock-based compensation grants is computed as of the grant date based on the Black-Scholes model, using the standard parameters established in that model including estimates relating to volatility of our stock, risk-free interest rates, estimated life of the equity instruments issued and the market price of our stock. As our ordinary shares are publicly traded on the TASE, we do not need to estimate their fair market value. Rather, we use the actual closing market price of our ordinary shares on the date of grant, as reported by the TASE.

Warrants

In connection with the private placement of approximately 5.25 million of our ADSs in February 2012, we issued warrants to purchase approximately 2.6 million of our ADSs at an exercise price of $3.57, subject to typical adjustments.  The warrants were exercisable for a period of five years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrants did qualify for classification as an equity instrument and were therefore classified as a non-current financial liability. The warrants expired in February 2017 without having been exercised.

In connection with the direct placement to OrbiMed Israel Partners Limited Partnership of approximately 2.67 million of our ADSs in February 2013, we issued warrants to purchase 1.6 million of our ADSs at an exercise price of $3.94, subject to typical adjustments.  The warrants are exercisable for a period of five years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current financial liability

Recent Accounting Changes and Pronouncements

There were no changes in the accounting policies applied by the Company during 2016.

For information concerning new standards and interpretations not yet adopted, see Note 2r to our consolidated financial statements for the year ended December 31, 2016 included elsewhere in this report. As of the date of this report, we are not able to estimate the impact of the new standards on the Company's financial statements, and continue to assess the possible impact. We will make more detailed assessments over the next 12 months.

Results of Operations -- Overview

Revenues

We did not record any material revenues for the years ended December 31, 2014, 2015 and 2016.

Cost of revenues

We did not record any cost of revenues for the years ended December 31, 2014, 2015 and 2016.

Research and development expenses

At December 31, 2013, our drug development pipeline consisted of 10 therapeutic candidates. During 2014, we added a new compound to our pipeline and discontinued the development of two compounds from the pipeline, so that our drug development pipeline as of December 31, 2014 consisted of nine therapeutic candidates. During 2015, we did not add any new compounds to our pipeline and we discontinued the development of one compound from the pipeline, so that our drug development pipeline as of December 31, 2015 consisted of eight therapeutic candidates. During 2016, we added three compounds to our pipeline and discontinued the development of three compounds in our pipeline, so that our drug development pipeline of as of December 31, 2016 consisted of eight therapeutic candidates. Subsequent to December 31, 2016, we terminated one therapeutic candidate in our pipeline, and added one therapeutic candidate to the pipeline, so that our drug development pipeline of the date of this report consists of eight therapeutic candidates.

Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015

Research and development expenses

Research and development expenses for the year ended December 31, 2016 were $11.2 million, a decrease of $0.3 million, or 2.6%, compared to $11.5 million for the year ended December 31, 2015. The decrease results primarily from a decrease in spending on BL-7010, partially offset by increased spending on new projects.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2016 were $1.4 million, an increase of $0.4 million, or 40.0%, compared to $1.0 million for the year ended December 31, 2015. The increase results primarily from consultancy services related to BL-8040 and new projects.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2016 were $4.0 million, an increase of $0.3 million or 8.1%, compared to $3.7 million for the year ended December 31, 2015. The increase results primarily from one-time salary-related payments and an increase in professional fees.

Non-operating income (expense), net

We recognized net non-operating income of $0.2 million for the year ended December, 2016, a decrease of $1.2 million compared to net non-operating income of $1.4 million for the year ended December 31, 2015. Non-operating expenses and income for both periods primarily relate to fair-value adjustments of liabilities on account of warrants issued in the private and direct placements which we conducted in February 2012 and 2013. These fair-value adjustments were highly influenced by our share price at each period end.

Financial income (expense), net

We recognized net ﬁnancial income of $0.5 million for the year ended December 31, 2016 compared to net financial income of $0.4 million for the year ended December 31, 2015. Net financial income for the two periods primarily relates to investment income earned on our bank deposits, as well as banking fees.

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

Financial income (expense), net

We recognized net ﬁnancial income of $0.4 million for the year ended December 31, 2015, compared to net ﬁnancial income of $3.1 million for the year ended December 31, 2014. Net financial income for 2015 primarily relates to investment income earned on our bank deposits, partially offset by banking fees. The 2014 period includes significant exchange rate differences primarily relating to changes in the dollar/NIS exchange rate prior to the adoption of the dollar as our functional and reporting currency, effective as of January 1, 2015.

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

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	2015				2016
	(in thousands of U.S. dollars)
Consolidated Statements of Operations
Revenues	–	–	–	–	–	–	–	–
Cost of revenues	–	–	–	–	–	–	–	–
Research and development expenses, net	(3,211)	(2,891)	(2,576)	(2,811)	(2,539)	(2,740)	(2,954)	(2,944)
Sales and marketing expenses	(260)	(299)	(265)	(179)	(248)	(272)	(409)	(423)
General and administrative expenses	(856)	(976)	(762)	(1,110)	(989)	(854)	(1,125)	(1,016)
Operating loss	(4,327)	(4,166)	(3,603)	(4,100)	(3,776)	(3,866)	(4,488)	(4,383)
Non-operating income (expenses), net	(40)	(847)	1,983	349	148	48	(14)	32
Financial income, net	73	205	85	98	143	88	172	77
Financial expenses, net	(17)	(2)	(91)	–	(4)	(5)	(4)	(9)
Net loss	(4,311)	(4,810)	(1,626)	(3,653)	(3,489)	(3,735)	(4,334)	(4,283)

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding from the OCS. At December 31, 2016, we held approximately $35.6 million in cash, cash equivalents and short-term bank deposits. We have invested substantially all of our available cash funds in short-term bank deposits.

Pursuant to the share purchase agreement with LPC signed in May 2014, we may sell, from time to time, and at our discretion, up to $20 million of our ADSs to LPC during the 36-month term of the purchase agreement. From the effective date of the purchase agreement through the date of this annual report, we have sold an aggregate of approximately $7.0 million of our ADSs to LPC, leaving an available balance under the facility of approximately $13.0 million.

Net cash used in operating activities for the year ended December 31, 2016 was $14.5 million, compared to $14.2 million for the year ended December 31, 2015 and $15.8 million for the year ended December 31, 2014. The increase in net cash used in operating activities in 2016 was primarily the result of an increase in our operating loss in 2016. The decrease in net cash used in operating activities in 2015 was primarily the result of a decrease in our operating loss in 2015.

Net cash provided by investing activities for the year ended December 31, 2016 was $9.3 million, compared to $15.6 million cash used in investing activities for the year ended December 31, 2015 and $19.7 million for the year ended December 31, 2014. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits and other investments during the respective periods.

Net cash provided by financing activities for the year ended December 31, 2016 was $2.1 million, compared to $29.5 million for the year ended December 31, 2015, and $32.6 million for the year ended December 31, 2014. The cash flows in 2016 primarily reflect the funding under the share purchase agreement with LPC.  The cash flows in 2015 primarily reflect the underwritten public offering of our ADSs in March 2015. The cash flows in 2014 primarily reflect the underwritten public offering of our ADSs in March 2014, as well as the investment made by Novartis pursuant to our strategic collaboration agreement with them signed in December 2014.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our projected cash requirements into 2019, we will require significant additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

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

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2016:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)

Car leasing obligations	808	228	456	125	–
Premises leasing obligations	315	180	135	–	–
Purchase commitments	4,447	3,036	1,399	12	–
Total	5,570	3,444	1,990	137	–

The premises leasing obligations in the foregoing table include our commitments under the lease agreement for our facility in Modi'in. See "Item 4. Information on the Company — Property, Plant and Equipment." The term of the lease began on June 15, 2015 and will end June 30, 2020. The lease agreement grants us three options to extend the lease at our discretion, allowing us to continue leasing for an addition 10 years through June 30, 2030. During the lease term, we are obligated to pay initial monthly rental payments of approximately $18,500 and initial monthly parking charges of approximately $1,800. We are furthermore obligated to pay building maintenance charges during the lease term not exceeding approximately $6,700 per month.

The foregoing table does not include our in-licensing agreements. Under our in-licensing agreements, we are obligated to make certain payments to our licensors upon the achievement of agreed upon milestones. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements; however, we do not expect any material milestones to be achieved within the next 12 months. Some of the in-licensing agreements are accompanied by consulting, support and cooperation agreements, pursuant to which we are required to pay the licensors a fixed monthly amount, over a period stipulated in the applicable agreement, for their assistance in the continued research and development under the applicable license. All of our in-licensing agreements are terminable at-will by us upon prior written notice of 30 to 90 days. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements. See "Item 4. Information on the Company — Business Overview — In-Licensing Agreements."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our executive officers and directors as of March 20, 2017.  Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., 2 HaMa'ayan Street, Modi'in 7177871, Israel.

Name	Age	Position(s)

Philip Serlin, CPA, MBA	56	Chief Executive Officer

Mali Zeevi, CPA	41	Chief Financial Officer

David Malek, MBA	39	Chief Business Officer

Ella Sorani, Ph.D.	49	Vice President Development

Abi Vainstein-Haras, M.D	42	Vice President Clinical and Medical Affairs

Aharon Schwartz, Ph.D.	74	Chairman of the Board

Michael J. Anghel, Ph.D.	77	Director

Nurit Benjamini, MBA	50	External Director

B.J. Bormann, Ph.D.	58	Director

Raphael Hofstein, Ph.D.	67	Director

Avraham Molcho, M.D.	59	External Director

Sandra Panem, Ph.D.	70	Director

Philip Serlin, CPA, MBA, has served as our Chief Executive Officer since October 2016. From May 2009 to October 2016, Mr. Serlin served as our Chief Financial and Operating Officer. From January 2008 to August 2008, Mr. Serlin served as the Chief Financial Officer and Chief Operating Officer of Kayote Networks Inc. From January 2006 to December 2007, he served as the Chief Financial Officer of Tescom Software Systems Testing Ltd., an IT services company publicly traded in both Tel Aviv and London. His background also includes senior positions at Chiaro Networks Ltd. and at Deloitte, where he was head of the SEC and U.S. Accounting Department at the National Office in Tel Aviv, as well as seven years at the SEC at its Washington, D.C., headquarters. Mr. Serlin currently serves as an external director at Vascular Biogenics Ltd. (Nasdaq:VBLT). Mr. Serlin is a CPA and holds a B.Sc. in accounting from Yeshiva University and a Master's degree in economics and public policy from The George Washington University.

Mali Zeevi has served as our Chief Financial Officer since October 2016. Prior to becoming Chief Financial Officer, Ms. Zeevi served as our Senior Director of Finance and Reporting beginning in 2011 and as our Director of Finance and Reporting beginning in 2009. Before joining BioLineRx, Ms. Zeevi was employed by Tescom Software Systems Testing Ltd., her last position there being Vice President Finance. Ms. Zeevi also served as a CPA at Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited. She holds a B.A. in business and accountancy from the College of Management Academic Studies in Israel.

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

Ella Sorani, Ph.D., has served as our Vice President Development since February 2017. Before joining BioLineRx, from 2000 through 2016, Dr. Sorani served in a number of management positions in the global R&D division at Teva Pharmaceutical Industries Ltd. In her most recent position as Senior Director and Global Project Leader, Dr. Sorani led the development of one of Teva's leading innovative late stage compounds. Dr. Sorani holds a B.Sc. in chemistry and an M.Sc. and Ph.D. in pharmacology, all from Tel Aviv University.

Abi Vainstein-Haras, M.D., has served as our Vice President Clinical and Medical Affairs since January 2017. From June 2014 to January 2017, Dr. Vainstein-Haras served as our Senior Medical Director responsible for the clinical development of all our clinical phase projects. Prior to joining the Company, from 2012 to 2014, she served as the Director and Clinical Program Leader for COPAXONE® at Teva, and from 2007 to 2012, she served in several medical positions in Innovative R&D at Teva. Dr. Vainstein-Haras holds an M.D. from University of Buenos Aires and is licensed to practice medicine in Israel.

Aharon Schwartz, Ph.D., has served as the Chairman of our Board of Directors since 2004. He served in a number of positions in Teva from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. Dr. Schwartz is currently chairman of the boards of numerous life science companies, including D-Pharm Ltd., BioCancell Ltd., CureTech Ltd. and Biomas Ltd. Dr. Schwartz also serves on the board of directors of Protalix Ltd. and as a consultant to Clal Biotechnology Industries Ltd. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. In addition, Dr. Schwartz holds a Ph.D. from the Hebrew University of Jerusalem in the history and philosophy of science.

Michael J. Anghel, Ph.D., has served on our Board of Directors since 2010 and on our Investment Monitoring Committee since 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (NYSE:CEL), the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE:DSCT). He has been involved in various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions including Elron Electronic Industries Ltd. (TASE:ELRN), Elbit Systems Ltd. (Nasdaq:ESLT, TASE:ESLT), Nice Systems (Nasdaq:NICE), Gilat Satellite Networks Ltd. (Nasdaq:GILT), American Israeli Paper Mills (now Hadera Paper Ltd. (AMEX:AIP)), Maalot (the Israeli affiliate of Standard and Poor's) and Hapoalim Capital Markets. He currently serves on the Boards of Directors of Partner Communications Company, Ltd. (Nasdaq:PTNR, TASE:PTNR), Syneron Medical Ltd. (Nasdaq:ELOS), Evogene Ltd. (Nasdaq:EVGN, TASE:EVGN), Dan Hotels Ltd. (TASE:DANH), Orbotech Ltd. (Nasdaq:ORBK, GSM:ORBK) and the Strauss Group Ltd. (TASE:STRS). Until recently, he was also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University's Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an MBA. and Ph.D. (Finance) from Columbia University, New York.

Nurit Benjamini, MBA, has served as an external director on our Board of Directors and as the chairperson of our Audit Committee of our Board of Directors since 2010. In addition, Ms. Benjamini has served on our Investment Monitoring Committee since 2010 and on our Compensation Committee since 2012. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that develops, designs and manufactures interactive digital content to be displayed on electronic devices. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com Ltd.; from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd.; and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Prior to that, from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd., and from 1998 through 2000, as the Chief Financial Officer of Phone-Or Ltd. Ms. Benjamini serves on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (Nasdaq:ALLT, TASE:ALLT) and of RedHill Biopharma Ltd. (NASDAQ:RDHL, TASE:RDHL). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

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

Raphael Hofstein, Ph.D., has served on our Board of Directors since 2003, our Audit Committee since 2007 and our Compensation Committee since 2012. Dr. Hofstein has served as the President and Chief Executive Officer of MaRS Innovation (a commercialization company for 15 of Toronto's universities, institutions and research institutes plus the MaRS Discovery District) since June 2009. From 2000 through June 2009, Dr. Hofstein was the President and Chief Executive Officer of Hadasit Medical Research Services and Development Ltd., or Hadasit, the technology transfer company of Hadassah University Hospitals. He has served as chairman of the board of directors of Hadasit since 2006. Prior to joining Hadasit, Dr. Hofstein was the President of Mindsense Biosystems Ltd. and the Business Unit Director of Ecogen Inc. and has held a variety of other positions, including manager of R&D and chief of immunochemistry at the International Genetic Science Partnership. Dr. Hofstein serves on the board of directors of numerous companies, including Hadasit Bio-Holdings Ltd. (TASE:HDST). Dr. Hofstein received his Ph.D. and M.Sc. from the Weizmann Institute of Science, and his B.Sc. in chemistry and physics from the Hebrew University in Jerusalem. Dr. Hofstein completed postdoctoral training at Harvard Medical School in both the departments of biological chemistry and neurobiology.

Avraham Molcho, M.D., MBA, has served as an external director on our Board of Directors and on our Audit Committee since 2010. In addition, Dr. Molcho has served on our Compensation Committee since 2012. Dr. Molcho is the Founder and Chairman of Biolojic Design Ltd., a technology platform that encourages human antibody discoveries, and is a venture partner at Forbion Capital Partners, a Dutch life sciences venture capital firm. In 2012, he became the co-founder, CEO and director of Ayana Pharma Ltd. (formerly DoxoCure), a privately-held company engaged in the manufacturing of liposome-based therapeutics. He currently serves on the board of directors of Circulite Inc. and NovoGI. From 2006 through 2008, Dr. Molcho served as the Chief Executive Officer and Chairman of Neovasc Medical, a privately-held Israeli medical device company. From 2001 through 2006, Dr. Molcho was a managing director and the head of life sciences of Giza Venture Capital and, in that capacity, was involved in the founding of our company. He was also the Deputy Director General of Abarbanel Mental Health Center, the largest acute psychiatric hospital in Israel, from 1999 to 2001. Dr. Molcho holds an M.D. from Tel-Aviv University School of Medicine and an MBA from Tel-Aviv University Recanati Business School.

Sandra Panem, Ph.D., has been a member of our Board since February 2014. She is currently a managing partner at Cross Atlantic Partners, which she joined in 2000. She is also co-founder and President of NeuroNetworks Fund, a not-for-profit venture capital fund focusing on epilepsy, schizophrenia and autism. From 1994 to 1999, Dr. Panem was President of Vector Fund Management, the then asset management affiliate of Vector Securities International. Prior thereto, Dr. Panem served as Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in public and private biotechnology companies. Previously, she was Vice President at Salomon Brothers Venture Capital, a fund focused on early and later-stage life sciences and technology investments. Dr. Panem was also a Science and Public Policy Fellow in economic studies at the Brookings Institution, and an Assistant Professor of Pathology at the University of Chicago. Dr. Panem currently serves on the boards of directors of Acorda Therapeutics, Inc. (NASDAQ:ACOR) and Labcyte, Inc. Previously, Dr. Panem served on numerous boards of public and private companies, including Martek Biosciences (Nasdaq:MATK), IBAH Pharmaceuticals (Nasdaq:IBAH), Confluent Surgical and Molecular Informatics. She received a B.S. in biochemistry and a Ph.D. in microbiology from the University of Chicago.

B. Compensation

Employment Agreements

We have entered into written employment agreements with each of our executive officers, the terms of which are consistent with the provisions of the of the Company's Compensation Policy for Executives and Directors, or Compensation Policy, which was approved by our shareholders in July 2016. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law to the extent that these liabilities are not covered by directors' and officers' insurance. The terms of these agreements and of our directors' and officers' insurance are consistent with the provisions of the Compensation Policy.

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2016. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits
	(USD in thousands)
All directors and senior management as a group, consisting of 13 persons	1,456,285	772,672

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2016.

Name and Position	Salary	Social benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in thousands of U.S. dollars)
Kinneret Savitsky, Chief Executive Officer (until October 9, 2016)	184	39	40	24	94	381
Philip Serlin, Chief Executive Officer (beginning October 10, 2016)	188	50	116	105	24	483
David Malek, Chief Business Officer	151	36	93	90	17	387
Arnon Aharon, Vice President of Medical Affairs (until November 30, 2016)	129	41	−	71	29	270
Mali Zeevi, Chief Financial Officer (beginning October 10, 2016)	113	33	21	53	19	239

(1)	"Social Benefits" include payments to the National Insurance Institute, advanced education funds, managers' insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company's statement of comprehensive loss for the year ended December 31, 2016.

(3)	"All Other Compensation" includesautomobile-related expenses pursuant to the Company's automobile leasing program, telephone, basic health insurance and holiday presents.

For additional information concerning our equity compensation plan, see "— Beneficial Ownership of Executive Officers and Directors — Equity Compensation Plan."

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

Under the Companies Law, we are not required to have a majority of independent directors. We are required to appoint at least two external directors, unless we qualify as an Eligible Company (as defined below) and opt to follow an exemption provided under the Amendment to the Relief Regulations (as defined below). See "— External Directors."

According to our Articles of Association, our Board of Directors must consist of at least five and not more than 10 directors, including external directors. Currently, our Board of Directors consists of seven directors, including two external directors as required by the Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law (unless the company is an Eligible Company and opted to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees) as detailed below, our directors are elected at a general or special meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors, other than external directors, to fill vacancies on the Board of Directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, under certain conditions, to two additional terms, although the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq, may be further extended under certain conditions. External directors may be removed from office only pursuant to the terms of the Companies Law. Our last annual meeting of shareholders was held in July 2016. For additional information concerning external directors, see "— External Directors."

The Companies Law provides that an Israeli company may, under certain circumstances, exculpate an office holder from liability with respect to a breach of his duty of care toward the company if appropriate provisions allowing such exculpation are included in its articles of association. See "— Exculpation, insurance and indemnification of office holders." Our Articles of Association contain such provisions, and we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

In accordance with the exemption available to foreign private issuers under applicable Nasdaq rules, we do not follow the requirements of the Nasdaq rules with regard to the process of nominating directors, and instead follow Israeli law and practice, in accordance with which our Board of Directors is authorized to recommend to our shareholders director nominees for election, and, in some circumstances, our shareholders may nominate candidates for election as directors by the shareholders' general meeting.

In addition, under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, a company's board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise. Ms. Nurit Benjamini and Dr. Michael J. Anghel have such financial and accounting expertise.

The term office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person's title, or a director or any other manager directly subordinate to the general manager. Each person listed above under "Executive Officers and Directors" is an office holder under the Companies Law.

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

External Directors

Under Israeli law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Each of our current external directors, Dr. Avraham Molcho and Ms. Nurit Benjamini, was elected as an external director by our shareholders in July 2010. Their second terms expired in July 2016, at which time they were each re-elected by the shareholders of the Company for a third three-year term as external directors.

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

After an initial term of three years, external directors may be re-elected to serve in that capacity for up to two additional terms of three years provided that either (a) the board of directors has recommended such re-election and such re-election is approved by a majority vote at a shareholders' meeting, subject to the conditions described above for election of external directors, (b) (1) the re-election has been recommended by one or more shareholders holding at least 1% of the company's voting rights and is approved by a majority of non-controlling, disinterested shareholders who hold among them at least 2% of the company's voting rights; and (2) the external director who has been nominated in such fashion by the shareholders is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person's appointment to serve as another term as external director, any affiliation with a linked or competing shareholder, or (c) the external director has proposed himself for reappointment and the reappointment was approved by the majority described in (b)(1) above. The term "linked or competing shareholder" means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company's control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, or ISA, may determine that certain matters will not constitute a business relationship or competition with the company. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq, may be extended beyond the initial three terms permitted under the Companies Law indefinitely in increments of additional three-year terms, provided in each case that the following conditions are met: (a) the audit committee and the board of directors confirm that, in light of the external director's expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company; (b) the re-election is approved by the shareholders by a special majority required for the re-election of external directors; and (c) the term of office of the external director, and the considerations of the audit committee and the board of directors in deciding to recommend re-election of the external director for such additional term of office, are presented to the shareholders prior to the vote on re-election. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for appointment or violating the duty of loyalty to the company. If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders' meeting immediately to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director (unless the company is an Eligible Company and opted to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees). Under the Companies Law external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Companies Law.

A person may not serve as an external director if (a) the person is a relative of a controlling shareholder of a company or (b) at the date of the person's appointment or within the prior two years, the person, the person's relatives, entities under the person's control, the person's partner, the person's employer, or anyone to whom that person is subordinate, whether directly or indirectly, have or have had any affiliation with (1) a company, (2) a company's controlling shareholder at the time of such person's appointment or (3) any entity that is either controlled by the company or under common control with the company at the time of such appointment or during the prior two years. If a company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then a person may not serve as an external director if, such person or such person's relative, partner, employer or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as external director, any affiliation with the chairman of the company's board, chief executive officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the chief financial officer of the company.

The term "affiliation" includes:

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

The term "relative" is defined as a spouse, sibling, parent, grandparent or descendant; a spouse's sibling, parent or descendant; and the spouse of each of such persons.

In addition, no person may serve as an external director if that person's professional activities create, or may create, a conflict of interest with that person's responsibilities as a director or otherwise interfere with that person's ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. Furthermore, a person may not continue to serve as an external director if he or she received direct or indirect compensation from us for his or her role as a director. This prohibition does not apply to compensation paid or given for service as an external director in accordance with regulations promulgated under the Companies Law or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage.

Following the termination of an external director's service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder's control. This includes engagement to serve as an executive officer or director of the company or a company controlled by its controlling shareholder or employment by, or providing services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director, for a period of two years (and for a period of one year with respect to relatives of the former external director).

If at the time an external director is appointed all members of the board of directors are of the same gender, the external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Marketplace Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. Our Board of Directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director's education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financial statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in the company's financial statements, among others. Furthermore, our Board of Directors is also required to take into consideration a director's education, experience and knowledge in any of the following: (1) accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company, (2) the functions of the external auditor and the obligations imposed on such auditor, and (3) preparation of financial reports and their approval in accordance with the Companies Law and the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law").The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration; (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company's primary field of business or in an area which is relevant to the office of an external director; or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (1) a senior business management position in a corporation with a substantial scope of business; (2) a senior position in the company's primary field of business; or (3) a senior position in public administration. Our Board of Directors has determined that Nurit Benjamini possesses "accounting and financial" expertise, and that both of our external directors possess the requisite professional qualifications.

In addition, a recent amendment to the Companies Regulations (Relief for Companies the Shares of which are Registered for Trading Outside of Israel) – 2000, (the "Amendment to the Relief Regulations"), provides an exemption for companies the shares of which are listed for trading on specified exchanges outside of Israel, including the Nasdaq, provided that: (i) such company does not have a controlling shareholder; and (ii) the company complies with the requirements of the foreign securities laws and stock exchange regulations applicable to companies which are incorporated under the laws of such foreign countries with regard to appointing independent directors and composition of the audit and compensation committees (collectively, "Eligible Companies"). Any Eligible Company which opts to comply with the applicable foreign securities laws and stock exchange regulations, shall be exempt from the following rules under the Companies Law: (i) the requirement to have at least two external directors appointed to serve in a public company; (ii) that at least one of the external directors is required to have financial and accounting expertise and the rest are required to have professional expertise; (iii) that the external directors shall be appointed by the general meeting and subject to certain voting thresholds; (iv) that if all of the board members who are not controlling shareholders are of one gender, the appointed external director shall be of the other gender; (v) that all of the board committees which are empowered and authorized to exercise any of the board's authorities must consist of at least one external director. The exemption from these rules under the Amendment to the Relief Regulations requires that the board be composed of both male and female directors.

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and one of the external directors must serve as chairperson of the committee. The audit committee of a company may not include:

•	the chairman of the company's board of directors;

•	a controlling shareholder or a relative of a controlling shareholder of the company (as each such term is defined in the Companies Law); or

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

The term "controlling shareholder" is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

A majority of the total number of then-serving members of an audit committee shall constitute a quorum for the transaction of business at the audit committee meetings, provided, that the majority of the members present at such meeting are unaffiliated directors and at least one of such members is an external director.

The audit committee of a publicly-traded company must consist of a majority of unaffiliated directors. An "unaffiliated director" is defined as either an external director or as a director who meets the following criteria:

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

Any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person's presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not for the actual votes, and likewise, company counsel or company secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

The members of our Audit Committee are Nurit Benjamini (Chairperson), Dr. Avraham Molcho and Dr. Raphael Hofstein. Pursuant to the Marketplace Rules of the Nasdaq Stock Market, our Board of Directors may appoint one director to our Audit Committee who (1) is not an Independent Director as defined in Nasdaq Marketplace Rule 5605(a)(2), (2) meets the criteria set forth in Section 10A(m)(3) under the Exchange Act, and (3) is not one of our current officers or employees or "family member," as defined in Nasdaq Marketplace Rule 5605(a)(2), of an officer or employee, if our Board of Directors, under exceptional and limited circumstances, determines that the appointment is in our best interests and the best interest of our shareholders, and our Board of Directors discloses, in our next annual report subsequent to the determination, the nature of the relationship and the reasons for that determination.

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

In November 2012, our Board of Directors adopted an audit committee charter that added to the responsibilities of our Audit Committee under the Companies Law, setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Marketplace Rules of the Nasdaq Stock Market, including the following:

•
oversight of the company's independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of the our independent registered public accounting firm to our Board of Directors in accordance with Israeli law;

•	recommending the engagement or termination of the office of the our internal auditor; and

•	reviewing and pre-approving the terms of audit and non-audit services provided by our independent auditors.

Our Audit Committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee also oversees the audit efforts of our independent accountants and takes those actions it deems necessary to satisfy itself that the accountants are independent of management. Pursuant to the Companies Law, the audit committee of a company shall be responsible for: (i) determining whether there are delinquencies in the business management practices of a company, including in consultation with an internal auditor or independent auditor, and making recommendations to the company's board of directors to improve such practices; (ii) determining whether to approve certain related party transactions (including compensation of office holders or transactions in which an office holder has a personal interest and whether such transaction is material or otherwise an extraordinary transaction); (iii) where the company's board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board and proposing amendments thereto; (iv) examining internal controls and the internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the special needs and size of a company); (v) examining the scope of the auditor's work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment thereof (either the board or the general meeting of shareholders); and (vi) establishing procedures for the handling of employees' complaints as to the management of the business and the protection to be provided to such employees. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) the establishment of procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions. Under the Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. See "— Approval of Related Party Transactions under Israeli Law."

Pursuant to the Amendment to the Relief Regulations, companies the shares of which are listed for trading on specified exchanges outside of Israel, including the Nasdaq, and which qualify as Eligible Companies, are exempt from the following rules regarding the audit committee under the Companies Law: (i) the committee shall be comprised of at least three members, who shall include all of the external directors, and the majority of the members shall be independent; (ii) certain persons may not be members of the audit committee; (iii) the controlling shareholder or his relatives shall not be members of the audit committee; (iv) the chairman of the audit committee shall be an external director; (v) a person who is prohibited from being a member of the audit committee shall not be present at the committee's meetings; (vi) if the committee also serves as a financial reports committee, the rules applicable to the financial reports committee shall apply; and (vii) the legal quorum shall be the majority of the committee members, provided that the majority of directors present are independent, at least one of whom is an external director.

Compensation Committee

In December 2012, Amendment 20 to the Companies Law, or Amendment 20, went into effect. Amendment 20 requires, among other things, that the board of directors of Israeli publicly-traded companies appoint a compensation committee comprised of at least three members, including all of the external directors of a company, and one of the external directors must serve as chairman of the committee. Such compensation committee may not include:

•	the chairman of the company's board of directors;

•	a controlling shareholder or a relative of a controlling shareholder of the company (as each such term is defined in the Companies Law); or

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

The term "controlling shareholder" is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

A majority of the total number of then-serving members of a compensation committee shall constitute a quorum for the transaction of business at the compensation committee meetings.  The compensation committee of a publicly-traded company must consist of a majority of external directors.

Pursuant to the Amendment to the Relief Regulations, companies the shares of which are listed for trading on specified exchanges outside of Israel, including the Nasdaq and qualify as Eligible Companies are exempt from the following rules regarding the Compensation Committee under the Companies Law: (i) the board of a public company is required to appoint a compensation committee; (ii) the compensation committee shall be comprised of at least three members, all of the external directors shall be members and shall constitute the majority of its members and the rest of the members shall be members whose terms of service are as required under the Companies Law.

Any person who is not eligible to serve on the compensation committee is further restricted from participating in its meetings and votes, unless the chairman of the compensation committee determines that such person's presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not for the actual votes, and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the compensation committee.

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

Under Amendment 20, a board of directors of an Israeli publicly-traded company, following the recommendation of the compensation committee, is required to establish a compensation policy, to be approved by the shareholders of the company, and pursuant to which the terms of office and compensation of the company's officer holders will be decided.

A company's compensation policy shall be determined based on, and take into account, certain parameters set forth in Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20.

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

In December 2013, a general meeting of our shareholders approved the Executive Compensation Policy which had been recommended by our Compensation Committee and approved by our Board of Directors. The term of this initial policy was for three years from the date of its approval, or until December 2016. In July 2016, a general meeting of our shareholders approved an extension and revision of the initial policy, which has been renamed the Compensation Policy for Executives and Directors, or Compensation Policy. The Compensation Policy governs the terms of compensation for our directors and office holders, in accordance with the requirements of the Companies Law.  Below is a summary discussion of the provisions of the Compensation Policy:

The Compensation Policy includes, among other issues prescribed by the Companies Law, a framework for establishing the terms of office and employment of our office holders, a recoupment policy and guidelines with respect to the structure of the variable pay of our office holders.

Compensation is considered performance-based to the extent that a direct link is maintained between compensation and performance and that rewards are consistent with long-term stakeholder value creation. At the company level, we analyze the overall compensation trends of the market in order to make informed decisions about our compensation approach.

According to the Compensation Policy, the fixed components of our office holder compensation will be examined at least every two years and compared to the market. Our Board of Directors may change the amount of the fixed components for one or more of our office holders after receiving a recommendation for such from our compensation committee. The change may be made if our Board of Directors concludes that such a change would promote our goals, operating plans and objectives and after taking into account the business and legal implications of the proposed change and its impact on our internal labor relations.  Any such changes are subject to formal approval by the relevant parties.  The fixed component of compensation remunerates the specific role covered and scope of responsibilities. It also reflects the experience and skills required for each position, as well as the level of excellence demonstrated and the overall quality of the office holder's contribution to our business. The weighting of fixed compensation within the overall package is designed to reduce the risk of excessively risk-oriented behavior, to discourage initiatives focused on short-term results which might jeopardize our mid and long-term business sustainability and value creation, and to allow us a flexible compensation approach.  We offer our employees benefit plans based on common practice in the local labor market of the office holder.

As for the variable components of compensation, the types and amounts of such components will be determined with an aim at creating maximum matching between the Compensation Policy and our operating plan and objectives. Variable components of compensation will be primarily based on measurable long-term criteria. Nevertheless, we are allowed to base a non-material part of variable compensation on qualitative non-measurable criteria which focus on the office holder's contribution to the Company.  Our variable compensation aims to remunerate for achievements by directly linking pay to performance outcomes in the short and long term. To strengthen the alignment of shareholder interests and the interests of management and employees, performance measurements reflect our actual results overall, as well as of the individual office holder. To support the aforementioned principles, we provide two types of variable compensation: short-term - annual bonus; and long-term - stock option plans.

Annual bonuses will be based on achievement of the business goals set out in our annual operating plan approved by the board of directors at the beginning of each year. The operating plan encompasses all aspects of our activities and as such sets the business targets for each member of the management team. Consequently, our compensation committee and board should be able to judge the suitability of a bonus payment by deliberating retrospectively at year end and comparing actual performance and target achievements against the forecasted operating plan. The annual bonus mechanism will be directly tied to meeting objectives - both our business objectives and the office holder's personal objectives. The board's satisfaction with the officer's performance will also affect the bonus amount.  Annual bonus payments are subject to the limitations set out in the Compensation Policy and also subject to the discretion of our compensation committee and approval by the board of directors. In order to maintain some measure of flexibility, after calculating the compensation amount, the board of directors may exercise discretion about the final amount of the bonus.

Equity-based compensation may be granted in any form permitted under our share incentive plan in effect from time to time and shall be made in accordance with the terms of such share incentive plan. Equity-based compensation to office holders shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of each officer.  The vesting period will generally be four years, with the vesting schedule to be determined in accordance with market compensation trends. Our policy is to grant equity-based compensation with exercise prices at market value. Furthermore, in order to create a ceiling for the variable compensation: (1) the aggregate value of annual grants to any one office holder (based on the Black Scholes calculation on the date of grant) will be no more than the higher of 2% of our market capitalization at the end of the measurement period or $1.5 million; and (2) it is our intention that the maximum outstanding equity awards under its share incentive plan will not exceed 12% of our total fully-diluted share capital.  Our board of directors may, following approval by our compensation committee, make provisions with respect to the acceleration of the vesting period of any office holder's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

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

All compensation arrangements of office holders are to be approved in the manner prescribed by applicable law.  Our Compensation Committee will review the Compensation Policy on an annual basis, and monitor its implementation, and recommend to our Board of Directors and shareholders to amend the Policy as it deems necessary from time to time. The term of the Compensation Policy is three years from the date of its adoption, or July 5, 2019. Following such three-year term, the Compensation Policy, including any revisions recommended by our Compensation Committee and approved by our Board of Directors, as applicable, will be brought once again to the shareholders for approval.

Nominating Committee

Our Board of Directors does not currently have a nominating committee, having availed BioLineRx of the exemption available to foreign private issuers under the Marketplace Rules of the Nasdaq Stock Market. See "Item 16G. Corporate Governance."

Investment Monitoring Committee

Our Board of Directors has established an Investment Monitoring Committee which until the end of 2016 consisted of the following four members: Directors Michael Anghel (Chairman) and Nurit Benjamini; Philip Serlin, our Chief Executive Officer; and Raziel Fried, our Budget Control Manager and Treasurer. Beginning in 2017, Mali Zeevi, our Chief Financial Officer, replaced Mr. Serlin as member of the Committee. The function of the Investment Monitoring Committee includes providing recommendations to our Board of Directors regarding investment guidelines and performing an on-going review of the fulfillment of established investment guidelines. The Investment Monitoring Committee convenes for a meeting in accordance with our needs, but in any event at least twice per year. The Investment Monitoring Committee reports to our Board of Directors on a semi-annual basis.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and nominated by the board of directors. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company's shares;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an executive officer or director of the company; or

•	a member of the company's independent accounting firm.

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

Approval of Related Party Transactions under Israeli Law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

•	disclose to the company any information or documents relating to the company's affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, as described below.

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder's disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

The term personal interest is defined under the Companies Law to include the personal interest of a person in an action or in the business of a company, including the personal interest of such person's relative or the interest of any corporation in which the person is an interested party, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, an extraordinary transaction which requires approval is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on the company's profitability, assets or liabilities.

Under the Companies Law, once an office holder has complied with the disclosure requirement described above, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company's interest or that is not performed by the office holder in good faith.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder, a transaction with a third party in which the office holder has a personal interest, and an action of an office holder that would otherwise be deemed a breach of duty of loyalty requires approval by the board of directors. Our Articles of Association do not provide otherwise. If the transaction or action considered is (i) an extraordinary transaction or (ii) an action of an office holder that would otherwise be deemed a breach of duty of loyalty and may have a material impact on a company's profitability, assets or liabilities, then audit committee approval is required prior to approval by the board of directors.

Under Amendment 20, a transaction with an office holder in a public company regarding his or her terms of office and employment should be determined in accordance with the company's compensation policy.  Nonetheless, provisions were established that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy. Accordingly, pursuant to Amendment 20, the approval requirements for the compensation and/or terms of office of a specific office holder may require the approval of each of the compensation committee, board of directors and the shareholders, in that order. As such, under Amendment 20, the following approvals are required for the following transactions:

A transaction with an office holder in a public company that is neither a director nor the Chief Executive Officer regarding his or her terms of office and employment requires approval by the (i) compensation committee; and (ii) the board of directors. Approval of terms of office and employment for such officers which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the following special majority requirements (the "Special Majority Requirements"), as set forth in Amendment 20, pursuant to which the shareholder approval must either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company.

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

A transaction with an office holder in a public company (including the CEO) who is not a director regarding his or her terms of office and employment may be approved despite shareholder rejection, provided that a company's compensation committee and thereafter the board of directors have determined to approve the proposal, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder rejection into consideration.  In addition, the compensation committee may exempt the transaction regarding terms of office and employment with a CEO who has no relationship with the controlling shareholder or the company from shareholder approval if it has found, based on detailed reasons, that bringing the transaction to the approval of the shareholders meeting shall prevent the employment of such candidate by the company. Such approval may be given only in respect of terms of office and employment which are in accordance with the company's compensation policy.

A transaction with a director in a public company regarding his or her terms of office and employment requires approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above. In addition, pursuant to a relief provided under the Companies Regulations (Relief in Interested Party Transactions), 2000, the compensation committee may exempt the transaction regarding terms of office and employment with a director, if the compensation committee and board of directors determined that such terms of office are only for the benefit of the company, or if the compensation terms of the director do not exceed the maximum compensation paid to external directors pursuant to the applicable regulations.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See "— Audit Committee" for the general definition of controlling shareholder under the Companies Law. The definition of "controlling shareholder" in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company's shareholders, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

Under Amendment 20, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, require the approval of the audit committee, the board of directors and the shareholders, in that order. Extraordinary Transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder's relative, whether as an office holder or an employee, require the approval of the compensation committee, the board of directors and the shareholders, in that order. In addition, the approval of such extraordinary transactions by the shareholders require at least a majority of the shares voted by the shareholders of the company participating and voting in a shareholders' meeting, provided that one of the following requirements is fulfilled:

•
at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

If such extraordinary transaction concerns the terms of office and employment of such controlling shareholder, in his capacity as an office holder or an employee of the company, such terms of office and employment approved by the compensation committee and board of directors shall be in accordance with the compensation policy of the company. Nonetheless, the compensation committee and the board of directors may approve terms of office and compensation of a controlling shareholder and which do not comply with the company's compensation policy, provided that the compensation committee and, thereafter, the board of directors approve such terms, based on, among other things, the considerations listed under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, as those are described above. Following such approval by the compensation committee and board of directors, shareholder approval would be required.

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

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;

•	an increase in the company's authorized share capital;

•	a merger; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company's articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder's position in the company into account.

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

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•
financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•
reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company's articles of association:

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

An amendment to the Israeli Securities Law and a corresponding amendment to the Companies Law authorize the ISA to impose administrative sanctions against companies like ours, and their office holders for certain violations of the Israeli Securities Law or the Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals.

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

Our office holders are currently covered by a directors and officers' liability insurance policy. The terms of such directors' and officers' insurance are consistent with the provisions of the Compensation Policy which was approved by our shareholders in July 2016. The purpose of the amendment was to clarify that we are authorized to purchase insurance policies (including run-off policies) to cover the liability of directors and office holders that are in office at such time and that shall be in office from time to time, including directors and office holders that may have a controlling interest in the Company. Such insurance policies are authorized within the following limits: (1) the premium for each policy period shall not exceed $250,000, (2) the maximum aggregate limit of liability pursuant to the policies shall not exceed $20 million for each insurance period, and (3) the maximum deductible shall not exceed $250,000. In addition, the Compensation Committee is authorized to increase the coverage purchased and/or the premium paid for such policies by up to 20% per year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval to the extent permitted under the Companies Law. As of the date of this Annual Report on Form 20-F, no claims for directors' and officers' liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought. Pursuant to the approval of our shareholders at the annual general meeting held in September 2014, we carry directors' and officers' insurance covering each of our directors and executive officers for acts and omissions. See also "Related Party Transactions — Indemnification Agreements."

There is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

For significant ways in which our corporate governance practices differ from those required by the Marketplace Rules of the Nasdaq Stock Market, see "Item 16G. Corporate Governance."

D. Employees

As of December 31, 2016, we had 43 employees, all of whom are employed in Israel. Of our employees, 19 hold M.D. or Ph.D. degrees.

	December 31,
	2014	2015	2016

Management and administration	12	12	11
Research and development	31	32	28
Sales and marketing	3	4	4
Total	46	48	43

While none of our employees are party to any collective bargaining agreements, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Associations) are applicable to our employees by virtue of expansion orders issued in accordance with relevant labor laws by  the Israel Ministry of Labor and Welfare,  and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and work week, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

E. Beneficial Ownership of Executive Officers and Directors

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 20, 2017 of each of our directors and executive officers individually and as a group.

	Number of
	Ordinary Shares
	Beneficially	Percent of
	Held	Class

Directors

Aharon Schwartz(1)	42,502	*
Michael J. Anghel(2)	42,502	*
Nurit Benjamini(3)	32,501	*
B.J. Bormann(4)	42,502	*
Raphael Hofstein(5)	42,502	*
Avraham Molcho(6)	32,501	*
Sandra Panem(7)	40,419

Executive officers

Philip Serlin(8)	215,108	*
Mali Zeevi(9)	92,920	*
David Malek(10)	173,219	*
Ella Sorani(11)	-	*
Abi Vainstein-Haras(12)	40,831	*

All directors and executive officers as a group (12 persons)(13)	797,507	___*	%

*	Less than 1.0%.

(1)
Includes 42,502 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2017. Does not include 42,498 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

(2)
Includes 42,502 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2017. Does not include 42,498 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

(3)
Includes 32,501 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2017. Does not include 37,499 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

(4)
Includes 42,502 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2017. Does not include 42,498 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

(5)
Includes 42,502 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2017. Does not include 42,498 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

(6)
Includes 32,501 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2017. Does not include 37,499 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

(7)
Includes 40,419 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2017. Does not include 42,081 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

(8)
Includes 215,108 issued ordinary shares upon exercise of outstanding options within 60 days of March 20, 2017. Does not include 279,296 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

(9)
Includes 92,920 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2017. Does not include 342,050 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

(10)
Includes 173,219 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2017. Does not include 416,581 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

(11)	Does not include 252,800 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

(12)
Includes 40,831 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2017. Does not include 317,169 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

(13)
Includes 797,507 ordinary shares issuable upon exercise of outstanding options within 60 days of March 20, 2017. Does not include 1,894,967 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 20, 2017.

Equity Compensation Plan

2003 Share Incentive Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Incentive Plan, or the Plan. The Plan provides for the granting of options, ordinary shares, restricted stock units and performance stock units to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for equity grants to be made at the determination of our Board of Directors in accordance with applicable law. As of December 31, 2016, there were approximately 4.7 million ordinary shares issuable upon the exercise of outstanding options under the Plan. As of March 20, 2017, there were 6.9 million ordinary shares issuable upon the exercise of outstanding options under the Plan.

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

From time to time, our Board of Directors has approved an increase in the number of shares reserved for the purpose of equity grants pursuant to the Plan. As of March 20, 2017, the number of shares so reserved was 1.9 million.

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

Options granted under the Plan generally vest over four years, and they expire 10 years from the grant date. If we terminate an employee for cause, all of the employee's vested and unvested options expire immediately from the time of delivery of the notice of discharge, unless determined otherwise by the Audit Committee or the Board of Directors. Upon termination of employment for any other reason, including due to death or disability of the employee, vested options may be exercised within three months of the termination date, unless otherwise determined by the Compensation Committee or the Board of Directors. Vested options which are not exercised and unvested options return to the pool of reserved ordinary shares under the Plan for reissuance. The right to receive ordinary shares pursuant to PSUs granted under the Plan will vest upon the our achievement of certain performance goals to be established by the Board of Directors.

In the event of a merger, consolidation, reorganization or similar transaction or our voluntary liquidation or dissolution, all of our unexercised vested equity grants and any unvested equity grants will be automatically terminated. However, in the event of a change of control, or merger, consolidation, reorganization or similar transaction resulting in the acquisition of at least 50% of our voting power, or the sale or transfer of all or substantially all of our outstanding shares assets,  the equity grants then outstanding may be assumed or substituted for an appropriate number of shares of each class of shares or other securities and/or assets of the successor company in such transaction (or a parent or subsidiary or another affiliate of such successor company) as were distributed to our shareholders in respect of the transaction. In addition to the foregoing, our Board of Directors has approved the inclusion in the option agreements of the Company's officers of a provision for accelerated vesting of options if both a change of control of the Company occurs and, following such change of control, the officer's employment is terminated or there is a significant demotion in the officer's new job or position.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 20, 2017 by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge. The beneficial ownership of ordinary shares is based on the 61,782,434 ordinary shares outstanding as of March 20, 2017 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power.  For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 20, 2017, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.  To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights.

	Number of Ordinary Shares Beneficially Held	Percent of Class

Novartis Pharma AG(1)	5,000,000	8.1
Senvest Management, LLC (2)	4,767,619	7.7

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

(2)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 13, 2017. The securities indicated above are held in the accounts of Senvest Master Fund, L.P., Senvest Israel Partners, L.P., and a separately managed account (collectively with the Senvest Funds, the "Investment Vehicles"). Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of the Investment Vehicles. Richard Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by either Senvest Management, LLC or Mr. Mashaal as to beneficial ownership of the securities indicated above. The address of the principal business office of Senvest Management, LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

B. Related Party Transactions

Agreements with Directors and Officers

Employment Agreements

We have entered into employment agreements with each of our executive officers. See "Item 6. Directors, Senior Management and Employees — Compensation of Directors and Senior Management."

Indemnification Agreements

Our Articles of Association and Executive Compensation Policy approved by our shareholders permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. We have obtained directors' and officers' insurance for each of our officers and directors. See "Item 6. Directors, Senior Management and Employees — Board Practices — Exculpation, insurance and indemnification of office holders."

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

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Price Range of our ADSs

Our ADSs have been trading on the Nasdaq under the symbol "BLRX" since July 2011.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq in dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2016	1.30	0.75
2015	2.84	1.23
2014	3.07	1.23
2013	4.75	1.58
2012	5.55	2.23

Quarterly:
Fourth Quarter 2016	1.16	0.92
Third Quarter 2016	1.28	0.75
Second Quarter 2016	1.02	0.79
First Quarter 2016	1.30	0.90
Fourth Quarter 2015	1.62	1.24
Third Quarter 2015	2.65	1.23
Second Quarter 2015	2.66	1.85
First Quarter 2015	2.84	1.71

Most Recent Six Months:
March 2017 (through March 22, 2017)	1.20	1.08
February 2017	1.30	1.02
January 2017	1.07	0.88
December 2016	1.03	0.92
November 2016	1.14	0.99
October 2016	1.16	1.01
September 2016	1.28	0.86

On March 22, 2017, the last reported sales price of our ADSs on the Nasdaq was $1.12 per ADS.  As of March 22, 2017 there was one shareholder of record of our ADSs. The number of record holders is not representative of the number of beneficial holders of our ADSs.

Price Range of our Ordinary Shares

Our ordinary shares have been trading on the TASE under the symbol "BLRX" since February 2007.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and dollars.  Dollar per ordinary share amounts are calculated using the dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2016	5.21	3.07	1.34	0.79
2015	10.23	4.94	2.57	1.27
2014	10.49	4.76	3.01	1.24
2013	17.99	5.90	4.89	1.62
2012	21.15	8.92	5.58	2.32

Quarterly:
Fourth Quarter 2016	4.31	3.48	1.12	0.91
Third Quarter 2016	4.60	3.07	1.22	0.80
Second Quarter 2016	3.92	3.07	1.04	0.79
First Quarter 2016	5.21	3.67	1.34	0.94
Fourth Quarter 2015	6.16	5.05	1.58	1.30
Third Quarter 2015	10.21	4.94	2.70	1.27
Second Quarter 2015	9.83	7.36	2.61	1.92
First Quarter 2015	10.23	6.70	2.57	1.72

Most Recent Six Months:
March 2017 (through March 22, 2017)	4.29	3.93	1.17	1.07
February 2017	4.67	3.82	1.26	1.02
January 2017	3.92	3.52	1.04	0.92
December 2016	3.88	3.48	1.02	0.91
November 2016	4.31	3.73	1.11	0.98
October 2016	4.24	3.78	1.12	0.98
September 2016	4.60	3.26	1.22	0.86

On March 22, 2017, the last reported sales price of our ordinary shares on the TASE was NIS 3.93 per share, or $1.07 per share (based on the exchange rate reported by the Bank of Israel for such date). On March 22, 2017, the exchange rate of the NIS to the dollar was $1.00 = NIS 3.66, as reported by the Bank of Israel.  As of March 22, 2017, there were two shareholders of record of our ordinary shares.  The number of record holders is not representative of the number of beneficial holders of our ordinary shares.

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

Dividends

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company's articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our Board of Directors.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than with respect to the special approval requirements for the election of external directors (unless we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees) described under "Item 6. Directors, Senior Management and Employees — Board Practices — External Directors."

Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law (unless we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees), our directors are elected at a general or special meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors (other than external directors) to fill vacancies on the Board of Directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. Unless we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees, external directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See "Item 6. Directors, Senior Management and Employees — Board Practices — External Directors."

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

•
the exercise of our Board of Director's powers by a general meeting, if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

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

•
authorizing the chairman of the board of directors or his relative to act as the company's chief executive officer or act with such authority; or authorize the company's chief executive officer or his relative to act as the chairman of the board of directors or act with such authority; and

•	other matters which may be prescribed by Israel's Minister of Justice.

The provision allowing the vote by written ballot does not apply where the voting power of the controlling shareholder is sufficient to determine the vote. Our Articles of Association provides that our Board of Directors may prevent voting by means of a written ballot and this determination is required to be stated in the notice convening the general meeting.

The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company's registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company's articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness, and, to the best of our knowledge, there is no binding case law that addresses this subject directly.

Unless otherwise stated under the Companies Law, or provided in a company's articles of association a resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. Under the Companies Law, unless otherwise provided in a company's articles of association or under applicable law, all resolutions of the shareholders of a company require a simple majority.

Under Amendment 20, the board of directors of an Israeli publicly traded company is required to establish a compensation policy, to be approved by the shareholders of the company, pursuant to which the terms of office and compensation of the company's officer holders will be decided (unless the company qualifies as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees). The final adoption of such compensation policy is subject to the approval of the shareholders, which approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which one of the following must be met:

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

For this purpose, under the Companies Law "personal interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the company or in a body corporate.

In addition, pursuant to the Companies Law, terms of office and employment of office holders in a public company, and terms of employment and/or terms of office of a controlling shareholder in a public company, require the approval of the shareholders, which such approval is subject to the special majority required for approving the compensation policy (as detailed above). See "Item 6. Directors, Senior Management and Employees — Approval of Related Party Transactions under Israeli Law" for information regarding the shareholders' approval, and any additional approvals that might be required, with respect to the approval of terms of office and employment of office holders in a public company, pursuant to the Companies Law.

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

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company's general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the ISA. Furthermore, any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. However, we may deny such a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document's disclosure may otherwise prejudice our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company's issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company's shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer except that if the total votes to reject the tender offer represent less than 2% of the company's issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer). However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company's issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

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

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company's outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Merger

The Companies Law permits merger transactions if approved by each party's board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party's shares voted on the proposed merger at a shareholders' meeting called with at least 35 days' prior notice.

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

Clinical Trial Collaboration and Supply Agreement with Merck

In January 2016, we entered into a collaboration agreement with we announced a collaboration with Merck sharp & Dohme, B.V., or Merck, to support a Phase 2 study investigating our BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD's anti-PD-1 therapy, in patients with metastatic pancreatic cancer. The Phase 2 study will evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. According to the terms of the agreement, we are sponsoring and performing the study, which was initiated in September 2016, and Merck is supplying its compound for purposes of the study. The parties have agreed on the establishment of a joint development committee which has the responsibility of coordinating all regulatory and other activities under the agreement.

Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.

Combination Study Agreement with Genentech

In September 2016, we entered into a collaboration with Genentech to support several Phase 1b studies investigating BL-8040 in combination with Atezolizumab, Genentech's anti-PDL1 cancer immunotherapy, in multiple cancer indications. Under the collaboration agreement, Genentech will sponsor and conduct several trials in multiple solid cancer indications. In addition, we will sponsor and conduct a study in AML patients. The Phase 1b studies, which are all expected to commence in the second half of 2017, will evaluate the clinical response, safety and tolerability of the combination of these therapies, as well as multiple pharmacodynamic parameters, in hematologic malignancies and solid tumors.

Upon completion of the studies, both parties will have the option to expand the collaboration to include a pivotal registration study.

D. Exchange Controls

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, except or otherwise as set forth under "Item 10E. Additional Information — Taxation."

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares or ADSs, both referred to in this Item 10E as the ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. The regular corporate tax rate in Israel was 25% for the year 2016, 24% for the year 2017, and 23% for the year 2018 and thereafter. Capital gains derived by an Israeli company are now generally subject to tax at the same rate as the corporate tax rate.

In May 2012, the Israeli Tax Authority, or ITA, approved our eligibility for tax benefits as a "Benefited Enterprise" under the Law for the Encouragement of Capital Investments, 5719-1959, as amended, or Investments Law, with respect to a portion of the consideration deriving from certain of our development programs, or Eligible Projects. Subject to compliance with the applicable requirements, the portion of our undistributed income derived from our Benefited Enterprise programs will be entitled to a seven-year period of tax benefits due to the Company's location in Modi'in (a tax exemption for a period of two years, followed by five years at the Benefited Enterprise tax rate of 25%) commencing in the first year in which we generate taxable income after setting off our losses for Israeli tax purposes from prior years in the amount of approximately $152 million. The seven-year period may not extend beyond 12 years from the beginning of the Benefited Enterprise's election year. We received Benefited Enterprise status with respect to the Eligible Projects in 2009 and 2012 tax years, so depending on when the Benefited Enterprise programs begin to generate taxable income, the benefit period could continue through 2023. However, any distribution of income derived from exempt income sourced in our Benefited Enterprise programs will result in such income being subject to a rate of corporate tax no greater than 25%.

We have the option to transition to a "Preferred Enterprise" regime under the Investments Law with respect to the year 2017 (through May 31, 2017), according to which all of our income which is eligible for benefits under the regime would be subject to flat corporate tax rates of 16% in 2017 and thereafter, whether or not distributed. A transition to a Preferred Enterprise regime may not be reversed.

In addition, the ITA approved certain of our operations as an "Industrial Enterprise" under the Investments Law, meaning that we are eligible for accelerated depreciation with respect to certain tangible assets belonging to our Benefited Enterprise.

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

However, in the case of both Israeli individual shareholders and Israeli resident corporations, under the Investments Law, dividends distributed from taxable income accrued during the period of benefit of a Benefited Enterprise and which are attributable to a Benefited Enterprise are subject to tax at the rate of 20%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. A weighted average rate may be set if the dividend is distributed from mixed types of income (regular and Benefited Enterprise income).  Different tax rates might apply to dividends sourced from profits attributable to a Preferred Enterprise, but this matter is not currently relevant to the Company.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% if such person is a "substantial shareholder" at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at the source, unless a lower rate is provided in a tax treaty between Israel and the shareholder's country of residence. If the income out of which the dividend is being paid is sourced from profits attributable to a Benefited Enterprise under the Investments Law, the rate is generally not more than 20%.

Under the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of a Benefited Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the voting stock of the paying corporation during the part of the paying corporation's taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and the dividend is not paid from the profits of a Benefited Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

A "substantial shareholder" is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the "means of control" of the corporation. "Means of control" generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Taxation of Capital Gains. Israeli law imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that such shareholders did not acquire their ordinary shares prior to our initial public offering on the TASE and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if one or more Israeli residents (a) have a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless (1) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (2) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; (3) a shareholder who is an individual is present in Israel for a period or periods aggregating 183 days or more during a taxable year. In either case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

U.S. Federal Income Tax Considerations

The following is a general summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our ordinary shares and ADSs by U.S. Investors (as defined below) that are initial purchasers of such ordinary shares or ADSs and that hold such ordinary shares or ADSs as capital assets. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire our ordinary shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a "functional currency" other than the Dollar, persons that own (or are deemed to own, indirectly or by attribution) 10% or more of our ordinary shares or ADSs or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

 As used in this summary, the term "U.S. Investor" means a beneficial owner of our ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or a trust that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, whose status as a U.S. person is not overwritten by an applicable tax treaty.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares or ADSs, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of its ordinary shares or ADSs.

Prospective investors should be aware that this summary does not address the tax consequences to investors who are not U.S. Investors. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of their ordinary shares or ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of U.S. Investors

The discussions under "— Distributions," and under "— Sale, Exchange or Other Disposition of Ordinary Shares or ADSs" below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC for the taxable year ending December 31, 2017, and it is possible that we will be a PFIC for the taxable year ending December 31, 2017 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under "— Passive Foreign Investment Company."

Distributions. We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend the amount of any distributions made on the ordinary shares or ADSs, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Investor's tax basis in its ordinary shares or ADSs and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those ordinary shares or ADSs. If we were to pay dividends to holders of our ordinary shares, we expect to pay such dividends in NIS; however, dividends paid to holders of our ADSs will be paid in Dollars. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Investor's income as a Dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into Dollars. If the dividend is converted to Dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. However, if the U.S. Investor converts the NIS into Dollars on a later date, the U.S. Investor must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the Dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into Dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the United States-Israel income tax treaty, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Investor may be credited against the investor's U.S. federal income tax liability or, alternatively, may be deducted from the investor's taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Investor or withheld from amounts paid to a U.S. Investor that year. Dividends paid on the ordinary shares or ADSs generally will constitute income from sources outside the United States and be categorized as "passive category income" or, in the case of some U.S. Investors, as "general category income" for U.S. foreign tax credit purposes.

Since the rules governing foreign tax credits are complex, U.S. Investors should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on the ordinary shares and ADSs will not be eligible for the "dividends-received" deduction generally allowed to corporate U.S. Investors with respect to dividends received from U.S. corporations.

Distributions treated as dividends that are received by an individual U.S. Investor from "qualified foreign corporations" generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid by us in a taxable year in which we are not a PFIC are expected to be eligible for the reduced maximum tax rate. However, any dividend paid by us in a taxable year in which we are a PFIC will be subject to tax at regular ordinary income rates. As mentioned above, we have not determined whether we are currently a PFIC or not.

Sale, Exchange or Other Disposition of Ordinary Shares and ADSs. Subject to the discussion under "— Passive Foreign Investment Company" below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Investor's adjusted tax basis in such ordinary shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor's holding period in the ordinary shares or ADSs exceeds one year. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes.

U.S. Investors should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than Dollars upon the disposition of ordinary shares or ADSs.

Medicare Tax. In addition, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) "net investment income" or (ii) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer's gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Investors are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of ordinary shares or ADSs.

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is "passive income" or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in the public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Under the tests described above, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.

We believe that we were a PFIC for U.S. federal income tax purposes for taxable years ended prior to December 31, 2009 and for taxable years ended December 31, 2011, 2012, 2014, 2015 and 2016. We were not a PFIC for taxable years ended 2009, 2010 and 2013, and we have not determined whether we will be a PFIC for the taxable year ending December 31, 2017. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for taxable year ending December 31,2017 or in any subsequent year. Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

U.S. Investors should be aware of certain tax consequences of investing directly or indirectly in us if we are a PFIC. A U.S. Investor is subject to different rules depending on whether the U.S. Investor makes an election to treat us as a "qualified electing fund," known as a QEF election, for the first taxable year that the U.S. Investor holds ordinary shares or ADSs, which is referred to in this disclosure as a "timely QEF election," makes a "mark-to-market" election with respect to the ordinary shares or ADSs (if such election is available) or makes neither election.

QEF Election. A U.S. Investor who makes a timely QEF election, referred to in this disclosure as an "Electing U.S. Investor," with respect to us must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Investor. The "net capital gain" of a PFIC is the excess, if any, of the PFIC's net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Investor's allocable share of the PFIC's ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Investor's allocable share of the PFIC's net capital gains. Such Electing U.S. Investor generally will be required to translate such income into Dollars based on the average exchange rate for the PFIC's taxable year with respect to the PFIC's functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such Electing U.S. Investor under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Investor. The Electing U.S. Investor's tax basis in ordinary shares or ADSs generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

An Electing U.S. Investor will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such Electing U.S. Investor. However, an Electing U.S. Investor may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If an Electing U.S. Investor is an individual, any such interest will be treated as non-deductible "personal interest."

Any net operating losses or net capital losses of a PFIC will not pass through to the Electing U.S. Investor and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Investors in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, recognized by the Electing U.S. Investor on its disposition of the ordinary shares or ADSs).

So long as an Electing U.S. Investor's QEF election with respect to us is in effect with respect to the entire holding period for ordinary shares or ADSs, any gain or loss recognized by such Electing U.S. Investor on the sale, exchange or other disposition of such ordinary shares or ADSs generally will be long-term capital gain or loss if such Electing U.S. Investor has held such ordinary shares or ADSs for more than one year at the time of such sale, exchange or other disposition. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations.

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

Mark-to-Market Election. Alternatively, if our ordinary shares or ADSs are treated as "marketable stock," a U.S. Investor would be allowed to make a "mark-to-market" election with respect to our ordinary shares or ADSs, provided the U.S. Investor completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Investor generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of the taxable year over such holder's adjusted tax basis in the ordinary shares or ADSs. Thus, the U.S. Investor may recognize taxable income without receiving any cash to pay its tax liability with respect to such income. The U.S. Investor would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Investor's adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Investor's tax basis in the ordinary shares or ADSs would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the ordinary shares or ADSs would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares or ADSs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Investor, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is "regularly traded" on a "qualified exchange" within the meaning of applicable Treasury Regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A mark-to-market election will not apply to our ordinary shares or ADSs held by a U.S. Investor for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC unless our ordinary shares or ADSs cease to be marketable.  A mark-to-market election generally may not be revoked without the consent of the IRS. Such election will not apply to any PFIC subsidiary that we own. Each U.S. Investor is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our ordinary shares or ADSs.

Default PFIC Rules. A U.S. Investor who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a "Non-Electing U.S. Investor," will be subject to special rules with respect to (a) any "excess distribution" (generally, the portion of any distributions received by the Non-Electing U.S. Investor on the ordinary shares or ADSs in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Investor in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Investor's holding period for the ordinary shares or ADSs), and (b) any gain realized on the sale or other disposition of such ordinary shares or ADSs. Under these rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Investor's holding period for the ordinary shares or ADSs;

•	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Investor who is an individual dies while owning our ordinary shares or ADSs, the Non-Electing U.S. Investor's successor would be ineligible to receive a step-up in tax basis of the ordinary shares or ADSs. Non-Electing U.S. Investors are encouraged to consult their tax advisors regarding the application of the PFIC rules to their specific situation.

A Non-Electing U.S. Investor who wishes to make a QEF election for a subsequent year may be able to make a special "purging election" pursuant to Section 1291(d) of the Code. Pursuant to this election, a Non-Electing U.S. Investor would be treated as selling his or her ordinary shares or ADSs for fair market value on the first day of the taxable year for which the QEF election is made. Any gain on such deemed sale would be subject to tax under the rules for Non-Electing U.S. Investors as discussed above. Non-Electing U.S. Investors are encouraged to consult their tax advisors regarding the availability of a "purging election" as well as other available elections.

To the extent a distribution on our ordinary shares or ADSs does not constitute an excess distribution to a Non-Electing U.S. Investor, such Non-Electing U.S. Investor generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under "— Taxation of U.S. Investors — Distributions." Each U.S. Investor is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our ordinary shares or ADSs.

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Investor, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Investor is treated as a direct or indirect Non-Electing U.S. Investor even if we are not a PFIC for such years. A U.S. Investor is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the "deemed sale" election of Code Section 1298(b)(1). In addition, U.S. Investors should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC, including IRS Form 8621.

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

The U.S. federal income tax rules relating to PFICs are complex. U.S. Investors are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of ordinary shares or ADSs, any elections available with respect to such ordinary shares or ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares or ADSs.

Certain Reporting Requirements

Certain U.S. Investors owning "specified foreign financial assets" with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance) may be required to file IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. "Specified foreign financial assets" generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, which may include the ordinary shares or ADSs, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has issued guidance exempting "specified foreign financial assets" held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement).  U.S. Investors are urged to consult their tax advisors regarding the application of these requirements to their ownership of the ordinary shares or ADSs.

If we are a PFIC, U.S. Investors may be required to file annual tax returns (including on IRS Form 8621) containing such information as the U.S. Treasury requires.   A U.S. Investor that is not otherwise required to file a U.S. tax return must still file IRS Form 8621 in accordance with the instructions for the Form.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions on our ordinary shares or ADSs or proceeds on the disposition of our ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations. Furthermore, backup withholding may apply to such amounts if the U.S. Investor fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. Investor's U.S. federal income tax liability and such U.S. Investor may obtain a refund of any excess amounts withheld by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

U.S. Investors should consult their own tax advisors concerning the tax consequences relating to the purchase, ownership and disposition of the ordinary shares or ADSs.

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

In addition, since our ordinary shares are traded on the TASE, we also file periodic and immediate reports with, and furnish information to, the TASE and the ISA, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968 and the regulations enacted pursuant thereof, as applicable to a public company which also trades on the Nasdaq. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

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

Description of the ADSs

Each of our ADSs represents one of our ordinary shares. Our ADSs trade on the Nasdaq.

The form of the deposit agreement for the ADS and the form of American Depositary Receipt (ADR) that represents an ADS have been incorporated by reference as exhibits to this Annual Report on Form 20-F. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286, and at the principal office of our custodians, United Mizrahi-Tefahot Bank Ltd., 7 Jabotinsky Street, Ramat Gan 52520, Israel.

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

Other distributions. If the Depositary or the custodian receives a distribution of anything other than cash or shares, the Depositary will distribute the property or securities to the ADS holder, in proportion to such holder's holdings upon payment of its fees. If the Depositary determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with us, it may distribute the property or securities by any means it thinks are equitable and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the ADS holders. The Depositary may sell a portion of any distributed property that is sufficient to pay its fees.

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

Voting of the underlying shares. Under the deposit agreement, an ADS holder is entitled, subject to any applicable provisions of Israeli law, our Articles of Association and bylaws and the deposited securities, to exercise voting rights pertaining to the shares represented by its ADSs. If we so request, the Depositary will send to ADS holders such information as is contained in the notice of meeting that the Depositary receives from us, as well as a statement that holders of as the close of business on the specified record date will be entitled to instruct the Depositary as to the exercise of voting rights and a statement as to the manner in which the such instructions may be given. Under the terms of the Deposit Agreement, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the shares represented by the ADSs evidenced by such holder's receipts on or before the date established by the Depositary for such purpose, then the Depositary will deem the holder of the shares to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to the shares represented by such ADSs, and the Depositary will give such instruction. In such case, the restrictions of the Israeli Companies Law with respect to "personal interest," as described elsewhere in this annual report, would apply as well.

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

Amendment of the deposit agreement. The Depositary and we may agree to amend the form of the ADSs and the deposit agreement at any time, without the consent of the ADS holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of ADS holders, it will not take effect as to outstanding ADSs until 30 days after the Depositary has sent the ADS holders a notice of the amendment. At the expiration of that 30-day period, each ADS holder will be considered by continuing to hold its ADSs to agree to the amendment and to be bound by the deposit agreement as so amended. The Depositary and we may not amend the deposit agreement or the form of ADRs to impair the ADS holder's right to surrender its ADSs and receive the ordinary shares and any other property represented by the ADRs, except to comply with mandatory provisions of applicable law.

Termination of the deposit agreement. The Depositary will terminate the deposit agreement if we ask it to do so and will notify the ADS holders at least 30 days before the date of termination. The Depositary may also terminate the deposit agreement if it resigns and a successor depositary has not been appointed by us and accepted its appointment within 60 days after the Depositary has given us notice of its resignation. After termination of the deposit agreement, the Depositary will no longer register transfers of ADSs, distribute dividends to the ADS holders, accept deposits of ordinary shares, give any notices, or perform any other acts under the deposit agreement whatsoever, except that the Depositary will continue to:

•	collect dividends and other distributions pertaining to deposited securities;

•	sell rights as described under the heading "Dividends, Other Distributions and Rights — Rights to subscribe for additional shares and other rights" above; and

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

Charges of Depositary

We will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between us and the Depositary from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the deposit agreement):

•	taxes and other governmental charges;

•	any applicable transfer or registration fees;

•	certain cable, telex and facsimile transmission charges as provided in the Deposit Agreement;

•	any expenses incurred in the conversion of foreign currency;

•	a fee of $5.00 or less per 100 ADSs (or a portion thereof) for the execution and delivery of ADRs and the surrender of ADRs;

•	a fee of $.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement;

•	a fee for the distribution of securities pursuant to the Deposit Agreement;

•	in addition to any fee charged for a cash distribution, a fee of $.05 or less per ADS (or portion thereof) per annum for depositary services;

•	a fee for the distribution of proceeds of rights that the Depositary sells pursuant to the Deposit Agreement; and

•	any other charges payable by the Depositary, any of the Depositary's agents, or the agents of the Depositary's agents in connection with the servicing of ordinary shares or other Deposited Securities.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including the CEO and CFO, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

(b) Management's Annual Report on Internal Control over Financial Reporting

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

(c) Attestation Report of Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Our Board of Directors has determined that Nurit Benjamini is the audit committee financial expert. Ms. Benjamini is one of our independent directors for the purposes of the Nasdaq rules.

ITEM 16B. CODE OF ETHICS

In July 2011, our Board of Directors adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all our employees, including without limitation our chief executive officer, chief financial officer and controller. Our Code of Conduct may be viewed on our website at www.biolinerx.com. A copy of our Code of Conduct may be obtained, without charge, upon a written request addressed to our investor relations department, 2 HaMa'ayan Street, Modi'in 7177871, Israel (Telephone no. +972-8-642-9100) (e-mail: info@BioLineRx.com).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm.

	Year Ended December 31,
	2015	2016
Services Rendered	( in thousands of U.S. dollars)

Audit Fees(1)	$110	$110
Audit-Related Fees(2)	7	–
Tax Fees(3)	26	21
All Other Fees	–	–
Total	$143	$131

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

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Marketplace Rules of the Nasdaq Stock Market, we follow the provisions of the Companies Law, rather than the Marketplace Rules of the Nasdaq Stock Market, with respect to the following requirements:

•
Distribution of annual and quarterly reports to shareholders. Under Israeli law, as a public company whose shares are traded on the TASE, we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports publicly available through the website of the ISA and the TASE. In addition, we make our audited financial statements available to our shareholders at our offices. As a foreign private issuer, we are generally exempt from the SEC's proxy solicitation rules.

•
Quorum. While the Marketplace Rules of the Nasdaq Stock Market require that the quorum for purposes of any meeting of the holders of a listed company's common voting stock, as specified in the company's bylaws, be no less than 33 1/3% of the company's outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

•
Independent Directors. Our Board of Directors includes two external directors in accordance with the provisions contained in Sections 239-249 of the Companies Law and Rule 10A-3 of the general rules and regulations promulgated under the Securities Act of 1933, rather than a majority of external directors. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present. We are required, however, to ensure that all members of our Audit Committee are "independent" under the applicable Nasdaq and SEC criteria for independence (as a foreign private issuer we are not exempt from the SEC independence requirement), and we must also ensure that a majority of the members of our Audit Committee are unaffiliated directors as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Marketplace Rules of the Nasdaq Stock Market otherwise require. If we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees, we will be required at all times to comply with the US rules and regulations governing the appointment of independent directors and composition of the audit and compensation committees applicable to US domestic issuers instead of complying with the Companies Law provisions relating to external directors and composition of the audit and compensation committees.

•
Audit Committee. Our Audit Committee complies with all of the requirements under Israeli law, and is composed of two external directors, which are all of our external directors, and only one other director, who cannot be the chairman of our Board of Directors. Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the Audit Committee. If we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees, we will be required at all times to comply with the US rules and regulations governing the appointment of independent directors and composition of the Audit Committee applicable to US domestic issuers instead of complying with the Companies Law provisions relating to external directors and composition of the Audit Committee.

•
Nomination of our Directors. With the exception of our external directors and directors elected by our Board of Directors due to vacancy, our directors are elected by a general or special meeting of our shareholders, to hold office until they are removed from office by the majority of our shareholders at a general or special meeting of our shareholders. See "Item 6. Directors, Senior Management and Employees — Board Practices — Board of Directors." The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our Articles of Association, under the Companies Law or in an agreement between us and our shareholders. Currently, there is no agreement between us and any shareholder regarding the nomination of directors. In accordance with our Articles of Association, under the Companies Law, any one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power, may nominate one or more persons for election as directors at a general or special meeting by delivering a written notice of such shareholder's intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided in our Articles of Association.

•
Compensation Committee and Compensation of Officers. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer's compensation, as required under Nasdaq's listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter.  Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law, and is composed of two external directors, which are all of our external directors, and one additional director, who is not the chairman of our Board of Directors or otherwise employed by the Company. If we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees, we will be required at all times to comply with the US rules and regulations governing the appointment of independent directors and composition of the compensation committee applicable to US domestic issuers instead of complying with the Companies Law provisions relating to external directors and composition of the compensation committee. Additionally, we comply with the requirements set forth under the Companies Law, pursuant to which transactions with office holders regarding their terms of office and employment, and transaction with a controlling shareholder in a company regarding his or her employment and/or his or her terms of office with the company, may require the approval of the compensation committee, the board of directors and under certain circumstances the shareholders, either in accordance with our previously approved compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. See "Item 6. Directors, Senior Management and Employees — Board Practices — Compensation Committee" for information regarding the Compensation Committee, and "Item 6. Directors, Senior Management and Employees — Approval of Related Party Transactions under Israeli Law" for information regarding the special approvals required with respect to approval of terms of office and employment of office holders, pursuant to the Companies Law, as set forth under Amendment 20. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules.

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

ITEM 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description

2.1(4)	Articles of Association, as amended May 31, 2015

2.2(2)
Form of Deposit Agreement dated as of July 21, 2011 among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

2.3(2)	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Depositary Agreement

4.5	Employment Agreement with Philip Serlin, dated May 24, 2009, as amended

4.6†(1)	License Agreement entered into as of January 10, 2005, between BioLine Innovations Jerusalem L.P. and B.G. Negev Technologies and Applications Ltd.

4.7(1)	Assignment Agreement entered into as of January 1, 2009 entered into between BioLine Innovations Jerusalem L.P. and the Registrant

4.16†(1)	License Agreement entered into as of November 25, 2007 between BioLine Innovations Jerusalem L.P. and Innovative Pharmaceutical Concepts, Inc.

4.18(12)	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan

4.30(3)	Employment Agreement with David Malek, dated August 8, 2011

4.32(6)	Form of Warrant to purchase American Depositary Shares

4.33(7)	License Agreement entered into as of September 2, 2012 by and between the Registrant and Biokine Therapeutics Ltd.

4.35(9)†	License Agreement entered into as of February 15, 2011 between the Registrant and Valorisation-Recherche, Limited Partnership

4.36(8)	Compensation Policy for Executives and Directors

4.37(10)
Lease Agreement entered into as of August 7, 2014 between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. as Lessor and the Registrant as Lessee, as amended (English summary of the Hebrew original)

4.38(10)†	Investment and Collaboration Agreement entered into as of December 16, 2014 between the Registrant and Novartis Pharma AG

Exhibit Number	Exhibit Description

4.39(11)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV

4.40(7)†	Clinical Trial Collaboration and Supply Agreement entered into as of January 11, 2016 between the Registrant and Merck Sharp & Dohme B.V.

4.42†	Combination Study Agreement entered into as of September 6, 2016 between the Registrant and Genentech, Inc.

4.43	Employment Agreement with Mali Zeevi, dated September 16, 2009, as amended

4.44	Employment Agreement with Abi Vainstein-Haras, dated April 2, 2014, as amended

4.45	Employment Agreement with Ella Sorani, dated January 11, 2017

4.46†	Amended and Restated Exclusive License Agreement entered into as of April 30, 2013 between the University of Massachusetts and Agalimmune Ltd.

4.47†	Evaluation License and Option Agreement entered into as of March 31, 2015 between Agalimmune Ltd. and Kode Biotech Limited

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.4(6)	Subscription Agreement entered into as of February 6, 2013 between the Registrant and OrbiMed Israel Partners Limited Partnership

15.5	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant

15.6(5)	Purchase Agreement entered into as of May 28, 2014 between the Registrant and Lincoln Park Capital Fund, LLC

15.7(5)	Registration Rights Agreement entered into as of May 28, 2014 between the Registrant and Lincoln Park Capital Fund, LLC

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(1)	Incorporated by reference to the Registrant's Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(2)	Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (No. 333-175360) filed by the Bank of New York Mellon with respect to the Registrant's American Depositary Receipts.

(3)	Incorporated by reference to the Registrant's Registration Statement on Form F-1 (No. 333-179792) filed on February 29, 2012.

(4)	Incorporated by reference to the Registrant's Registration Statement on Form F-3 (No. 333-205700) filed on July 16, 2015.

(5)	Incorporated by reference to the Registrant's Form 6-K filed on May 30, 2014.

(6)	Incorporated by reference to the Registrant's Form 6-K filed on February 6, 2013.

(7)	Incorporated by reference to the Registrant's Annual Report on Form 20-F/A filed on May 31, 2016

(8)	Incorporated by reference to the Registrant's Form 6-K filed on May 31, 2016.

(9)	Incorporated by reference to the Registrant's Annual Report on Form 20-F/A filed on May 15, 2014.

(10)	Incorporated by reference to the Registrant's Annual Report on Form 20-F filed on March 23, 2015.

(11)	Incorporated by reference to the Registrant's Annual Report on Form 20-F/A filed on September 22, 2015.

(12)	Incorporated by reference to the Registrant's Annual Report on Form 20-F filed on March 10, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Date: March 23, 2017

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements at December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
BioLineRx Ltd.

We have audited the accompanying consolidated statements of financial position of BioLineRx Ltd. and its subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioLineRx Ltd. and its subsidiaries as of December 31, 2016 and 2015 and their results of operations, and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Tel Aviv, Israel	Kesselman & Kesselman
March 23, 2017	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Ltd.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50oo5 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il
Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

BioLineRx Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31,
		2015	2016
		in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5	5,544	2,469
Short-term bank deposits	6	42,119	33,154
Prepaid expenses		229	255
Other receivables	15a	291	223
Total current assets		48,183	36,101

NON-CURRENT ASSETS
Long-term prepaid expenses	15b	58	52
Property and equipment, net	7	2,909	2,605
Intangible assets, net	8	152	181
Total non-current assets		3,119	2,838
Total assets		51,302	38,939

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	9	93	93
Accounts payable and accruals:
Trade	15c	1,910	2,590
Other	15c	1,137	978
Total current liabilities		3,140	3,661

NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	9	344	250
Warrants	10c	208	1
Total non-current liabilities		552	251

COMMITMENTS AND CONTINGENT LIABILITIES	13
Total liabilities		3,692	3,912

EQUITY	10
Ordinary shares		1,455	1,513
Share premium		196,201	199,567
Capital reserve		10,735	10,569
Other comprehensive loss		(1,416)	(1,416)
Accumulated deficit		(159,365)	(175,206)
Total equity		47,610	35,027
Total liabilities and equity		51,302	38,939

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,
		2014	2015	2016
		in USD thousands

RESEARCH AND DEVELOPMENT EXPENSES	15d	(11,866)	(11,489)	(11,177)
SALES AND MARKETING EXPENSES	15e	(1,589)	(1,003)	(1,352)
GENERAL AND ADMINISTRATIVE EXPENSES	15f	(3,800)	(3,704)	(3,984)
OPERATING LOSS		(17,255)	(16,196)	(16,513)
NON-OPERATING INCOME, NET	15g	3,061	1,445	214
FINANCIAL INCOME	15h	3,566	457	480
FINANCIAL EXPENSES	15i	(448)	(106)	(22)
NET LOSS		(11,076)	(14,400)	(15,841)
OTHER COMPREHENSIVE LOSS -
CURRENCY TRANSLATION DIFFERENCES		(2,834)	-	-
COMPREHENSIVE LOSS		(13,910)	(14,400)	(15,841)

		in USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED	12	(0.34)	(0.28)	(0.28)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	12	32,433,883	51,406,434	56,144,727

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Capital reserve	Other comprehensive income (loss)	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2014	640	134,390	9,163	1,418	(133,889)	11,722
CHANGES IN 2014:
Issuance of share capital, net	415	32,523	-	-	-	32,938
Employee stock options exercised	-	22	(22)	-	-	-
Employee stock options expired	-	396	(396)	-	-	-
Share-based compensation	-	-	1,055	-	-	1,055
Other comprehensive loss	-	-	-	(2,834)	-	(2,834)
Comprehensive loss for the year	-	-	-	-	(11,076)	(11,076)
BALANCE AT DECEMBER 31, 2014	1,055	167,331	9,800	(1,416)	(144,965)	31,805
CHANGES IN 2015:
Issuance of share capital, net	400	28,653	-	-	-	29,053
Employee stock options expired	-	217	(217)	-	-	-
Share-based compensation	-	-	1,152	-	-	1,152
Comprehensive loss for the year	-	-		-	(14,400)	(14,400)
BALANCE AT DECEMBER 31, 2015	1,455	196,201	10,735	(1,416)	(159,365)	47,610
CHANGES IN 2016:
Issuance of share capital, net	57	2,126	-	-	-	2,183
Employee stock options exercised	1	171	(172)	-	-	-
Employee stock options expired	-	1,069	(1,069)	-	-	-
Share-based compensation	-	-	1,075	-	-	1,075
Comprehensive loss for the year	-	-	-	-	(15,841)	(15,841)
BALANCE AT DECEMBER 31, 2016	1,513	199,567	10,569	(1,416)	(175,206)	35,027

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,
	2014	2015	2016
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Net loss	(11,076)	(14,400)	(15,841)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(4,674)	232	1,328
Net cash used in operating activities	(15,750)	(14,168)	(14,513)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(57,186)	(63,130)	(32,982)
Maturities of short-term deposits	37,650	50,083	42,334
Maturities of restricted deposits	-	166	-
Purchase of property and equipment	(187)	(2,683)	(52)
Purchase of intangible assets	(6)	(36)	(3)
Net cash provided by (used in) investing activities	(19,729)	(15,600)	9,297

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	32,635	29,053	2,183
Proceeds of bank loan	-	467	-
Repayments of bank loan	-	(31)	(93)
Net cash provided by financing activities	32,635	29,489	2,090

DECREASE IN CASH AND CASH EQUIVALENTS	(2,844)	(279)	(3,126)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	8,899	5,790	5,544
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(265)	33	51
CASH AND CASH EQUIVALENTS - END OF YEAR	5,790	5,544	2,469

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,
	2014	2015	2016
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	269	441	482
Write-off of intangible assets	105	-	-
Retirement benefit obligations	(42)	-	-
Long-term prepaid expenses	(6)	(9)	6
Exchange differences on cash and cash equivalents	(261)	(33)	(51)
Gain on adjustment of warrants to fair value	(3,454)	(1,292)	(207)
Commitment fee paid by issuance of share capital	303	-	-
Share-based compensation	1,055	1,152	1,075
Interest and exchange differences on short-term deposits	(2,787)	(182)	(387)
Interest and linkage differences on bank loan	-	1	(1)
Interest and exchange differences on restricted deposits	(20)	-	-
	(4,838)	78	917

Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses and other receivables	80	(42)	42
Increase in accounts payable and accruals	84	196	369
	164	154	411

	(4,674)	232	1,328

Supplementary information on investing and financing activities not involving cash flows:
Credit received in connection with purchase of property and equipment and intangible assets	143	87	152

Supplementary information on interest received in cash	97	173	453

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003.

Since incorporation, BioLineRx and its subsidiaries (collectively, the “Company”) have been engaged in the development of therapeutics, from pre-clinical development to advanced clinical trials, for a wide range of medical needs.

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately-held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology. See Note 18.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions in the past, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.	Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2016 were approved by the Board of Directors on March 20, 2017, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s consolidated financial statements as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise.

The consolidated financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss.

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

Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Assets are depreciated by the straight-line method over the estimated useful lives of the assets, provided that the Company’s management believes the residual values of the assets to be negligible, as follows:

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are included in current assets, except for installments which are due more than 12 months subsequent to the balance sheet date. Such installments are included in non-current assets. The Company’s loans and receivables include “other receivables,” “cash and cash equivalents”, and “bank deposits”. See Note 2i.

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

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

k.	Share capital

The Company’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction from the issuance proceeds.

l.	Trade payables

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

m.	Deferred taxes

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

n.	Revenue recognition

Revenues incurred in connection with out-licensing of the Company’s patents and other intellectual property are recognized when all of the following criteria have been met as of the balance sheet date:

•	The Company has transferred to the licensee the significant risks and rewards of ownership of the patents and intellectual property.

•	The Company does not retain either the continuing managerial involvement to the degree usually associated with ownership or the effective control over the patent and intellectual property.

•	The amount of revenue can be measured reliably.

•	It is probable that the economic benefits associated with the transaction will flow to the Company.

•	The costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue from reaching additional milestones is recognized upon achievement of the specific milestone, in accordance with the relevant agreement.

Revenues in connection with rendering of services are recognized by reference to the stage of completion of the transaction as of the balance sheet date, if and when the outcome of the transaction can be estimated reliably.

Revenues from royalties are recognized on accrual basis in accordance with the substance of the relevant agreement.

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2016, the Company has not yet capitalized development expenses.

p.	Employee benefits

1)	Pension and severance pay obligations

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

The amounts recorded as an employee benefit expense in respect of pension and severance pay obligations for the years 2014, 2015 and 2016 were $465,000, $466,000 and $523,000, respectively.

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

The Company operates an equity-settled, share-based compensation plan, under which it grants equity instruments (options, restricted stock units and performance stock units) of the Company as additional consideration for services from employees. The fair value of the employee services received in exchange for grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted:

•	including any market performance conditions (for example, the Company’s share price); and

•
excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and the employee remaining with the entity over a specified time period).

Non-market performance and service conditions are included in assumptions about the number of equity instruments that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

When the equity instruments are exercised, the Company issues new shares. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (at par value) and share premium when the equity instruments are exercised.

q.	Loss per share

1)	Basic

The basic loss per share is calculated by dividing the loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.

2)	Diluted

The diluted loss per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants issued to investors, as well as equity instruments granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2014, 2015 and 2016, as their effect would have been anti-dilutive.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

r.	Changes in accounting policy and disclosures

There were no changes in the accounting policies applied by the Company during 2016.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for reporting periods prior to January 1, 2017, and have not been early adopted by the Company. The Company’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 9, “Financial instruments,” addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income. Further, the expected credit losses model replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in the Company’s own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently assessing the impact of adopting IFRS 9.

IFRS 15, “Revenue from Contracts with Customers,” which was issued in May 2014, amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces IAS 18, “Revenue” and IAS 11, “Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The Company currently does not have any revenues, and will assess the impact of adopting IFRS 15 when relevant.

IFRS 16, “Leases,” which was issued in January 2016, sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous lease standard, IAS 17, “Leases”. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17, and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize amortization of lease assets separately from interest on lease liabilities in the income statement. IFRS 16 is effective from January 1, 2019, with early adoption allowed only if IFRS 15, “Revenue from Contracts with Customers,” is also applied.

At this stage, the Company is not able to estimate the impact of the new standards on the Company’s financial statements, and continues to assess the possible impact. The Company will make more detailed assessments over the next twelve months.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2016 is immaterial (see Note 3b). The activities of the Company expose it to market risk, particularly as a result of currency risk.

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

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2016
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(33)	(18)	368	19	41
Other receivables	(20)	(11)	223	12	25
Trade payables	40	21	(438)	(23)	(49)
Other payables	82	43	(901)	(47)	(100)
Total NIS-linked balances	69	35	(748)	(39)	(83)
Euro-linked trade payables	36	19	(413)	(21)	(44)
Total	105	54	(1,161)	(60)	(127)

The Company also maintains cash and cash equivalent balances in other currencies in amounts that are not material.

	December 31, 2015
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(199)	(104)	2,192	244	115
Other receivables	(24)	(13)	266	30	14
Trade payables	34	18	(374)	(42)	(20)
Other payables	103	54	(1,137)	(126)	(60)
Total NIS-linked balances	(86)	(45)	947	106	49
Euro-linked trade payables	(16)	(8)	(169)	19	9
Total	(102)	(53)	778	125	58

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is certain data regarding dollar exchange rates:

	Exchange rate of NIS per $1	Exchange rate of Euro per $1
As of December 31:
2015	3.902	0.919
2016	3.845	0.951

Percentage increase (decrease) in:
2015	0.3%	11.7%
2016	(1.5)%	3.5%

Set forth below is information on the linkage of monetary items:

	December 31, 2015			December 31, 2016
	Dollar	NIS	Other currencies	Dollar	NIS	Other currencies
	USD in thousands			USD in thousands
Assets:
Current assets:
Cash and cash equivalents	3,352	2,192	-	2,097	368	4
Short term bank deposits	42,119	-	-	33,154
Other receivables		266	25	-	223
Total assets	45,471	2,458	25	35,251	591	4

Liabilities:
Current liabilities:
Current maturities of bank loan	93	-	-	93	-	-
Accounts payable and accruals:
Trade	1,218	374	318	1,631	438	521
Other	-	1,137	-		901	77
Non-current liabilities
Long-term bank loan, net of current maturities	344	-	-	250	-	-
	1,655	1,511	318	1,974	1,340	598
Net asset value	43,816	947	(293)	33,277	(749)	(594)

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2016, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items and deposits), as well as warrants classified as a liability.

With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in working capital is generally close or identical to their carrying amount.

With regard to the warrants classified as a liability, see Note 10c(1) and 10c(2).

3)	Exposure to market risk and management thereof

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

The Company’s cash, cash equivalents and short-term bank deposits at December 31, 2015, and 2016 were mainly deposited with highly-rated major Israeli and U.S. banks. In the Company’s opinion, the credit risk associated with these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2015	2016
	in USD thousands
Assets:
Cash and cash equivalents	5,544	2,469
Short-term bank deposits	42,119	33,154
Other receivables	291	223
Total	47,954	35,846

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk (cont.)

Although the Company has succeeded in generating significant revenues from a number of out-licensing transactions in the past, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into 2019. Accordingly, in the event that the Company does not generate cash from its operating activities, the Company will need to raise additional capital in the future. Inability to raise additional capital would have a material adverse effect on the financial condition of the Company.

d.	Financial instruments

As of December 31, 2015 and 2016, the Company’s financial instruments consisted of loans and receivables, and warrants classified as a liability.

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

Development expenses

Development expenses are capitalized in accordance with the accounting policy described in Note 2o. The capitalization of costs is based on management’s judgment of technological and economic feasibility, which is usually achieved when a development project reaches a predefined milestone, or when the Company enters into a transaction to sell the know-how that resulted from the development process. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets, and the anticipated period of future benefits. Company management has concluded that, as of December 31, 2016, the foregoing conditions have not been met and therefore development expenses have not been capitalized for any project.

If management had determined that the aforementioned conditions had been met, the capitalization of development costs would have resulted in an increase in the Company’s profit or a decrease in its loss.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – CASH AND CASH EQUIVALENTS

	December 31,
	2015	2016
	in USD thousands

Cash on hand and in bank	747	969
Short-term bank deposits	4,797	1,500
	5,544	2,469

The short-term bank deposits included in cash and cash equivalents bear interest at annual rates of between 0.06% and 0.30%. The carrying amount of cash and cash equivalents approximates their fair value, since they bear interest at rates similar to prevailing market interest rates.

NOTE 6 – SHORT-TERM BANK DEPOSITS

The short-term bank deposits are linked to the dollar and bear interest at annual rates of between 0.75% and 1.57%.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2013	2014
	In USD thousands				In USD thousands				In USD thousands
Composition in 2014
Office furniture and equipment	233	-	-	233	92	13	-	105	141	128
Computers and communications equipment	349	40	-	389	281	53	-	334	67	55
Laboratory equipment, net	563	63	-	626	172	156	-	328	392	298
Leasehold improvements	191	213	-	404	156	8	-	164	35	240
	1,336	316	-	1,652	701	230	-	931	635	721

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2014	2015
	In USD thousands				In USD thousands				In USD thousands
Composition in 2015
Office furniture and equipment	233	177	(212)	198	105	120	(212)	13	128	185
Computers and communications equipment	389	78	(21)	446	334	42	(21)	355	55	91
Laboratory equipment	626	568	-	1,194	328	154	-	482	298	712
Leasehold improvements	404	1,791	(170)	2,025	164	110	(170)	104	240	1,921
	1,652	2,614	(403)	3,863	931	426	(403)	954	721	2,909

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT (cont.)

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2015	2016
	In USD thousands				In USD thousands				In USD thousands
Composition in 2016
Office furniture and equipment	198	-	-	198	13	12	-	25	185	173
Computers and communications equipment	446	43	-	489	355	53	-	408	91	81
Laboratory equipment	1,194	104	-	1,298	482	188	-	670	712	628
Leasehold improvements	2,025	3	-	2,028	104	201	-	305	1,921	1,723
	3,863	150	-	4,013	954	454	-	1,408	2,909	2,605

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2013	2014
	In USD thousands				In USD thousands				In USD thousands
Composition in 2014
Intellectual property	387	-	(194)	193	193	-	(97)	96	194	97
Computer software	272	5	-	277	240	17	-	257	32	20
	659	5	(194)	470	433	17	(97)	353	226	117

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2014	2015
	In USD thousands				In USD thousands				In USD thousands
Composition in 2015
Intellectual property	193	-	-	193	96	-	-	96	97	97
Computer software	277	51	-	328	257	16	-	273	20	55
	470	51	-	521	353	16	-	369	117	152

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2015	2016
	In USD thousands				In USD thousands				In USD thousands
Composition in 2016
Intellectual property	193	-	-	193	96	-	-	96	97	97
Computer software	328	57	-	385	273	28	-	301	55	84
	521	57	-	578	369	28	-	397	152	181

During 2014, the Company wrote-off $97,000 of intellectual property in respect of the out-licensing of BL-5010.

Depreciation in respect of computer software for all years presented was included in research and development expenses.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – LONG-TERM BANK  LOAN

a.	Composition

	December 31,
	2015	2016
	In USD thousands

Loan balance	437	343
Less current maturities	(93)	(93)
	344	250

The loan is denominated in dollars and bears interest at an annual rate of 3.75%. The book value of the loan approximates its fair value.

The loan is repayable in 60 monthly installments and is collateralized by certain lab equipment.

b.	Future repayments

Future repayments of the long-term bank loan (other than current maturities) in the years subsequent to the balance sheet date are as follows (in USD thousands):

2018	93
2019 through 2020	157
250

NOTE 10 – EQUITY

a.	Share capital

As of December 31, 2015, and 2016 the Company’s share capital is composed of ordinary shares, as follows:

	Number of Ordinary Shares
	December 31,
	2015	2016

Authorized share capital	150,000,000	150,000,000

Issued and paid-up share capital	54,818,057	57,033,355

	In USD and NIS
	December 31,
	2015	2016

Authorized share capital (in NIS)	15,000,000	15,000,000

Issued and paid-up share capital (in NIS)	5,481,806	5,703,336

Issued and paid-up share capital (in USD)	1,455,159	1,513,294

As of December 30, 2016, the market price on NASDAQ of BioLineRx’s ADSs was $0.92, and the market price on the Tel Aviv Stock Exchange of BioLineRx’s ordinary shares was NIS 3.47

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.)

b.
Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2015 and 2016, all outstanding share capital consisted of ordinary shares.

c.	Changes in the Company’s equity

1)
In February 2012, BioLineRx issued as part of private placement, warrants to purchase up to 2,622,157 ADSs at an exercise price of $3.57 per ADS. The warrants are exercisable for a term of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants did not qualify for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability. The amount of the private placement consideration allocated to the warrants was approximately $4,800,000 as of the issuance date, based on their fair value as calculated on the basis of the Black-Scholes model. The changes in fair value for the three years ended December 31, 2014, 2015 and 2016, of approximately $2,000,000, $700,000 and $110,000, respectively, have been recorded as non-operating income on the statement of comprehensive loss. The warrants expired in full in February 2017, without being exercised.

In February 2013, the Company issued as part of a direct placement to leading healthcare investor, OrbiMed Israel Partners Limited Partnership, an affiliate of OrbiMed Advisors LLC., warrants to purchase up to 1,600,000 ADSs, at an exercise price of $3.94 per ADS. The warrants are exercisable for a term of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants did not qualify for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability. The amount of the direct placement consideration allocated to the warrants was approximately $3,400,000, as calculated on the basis of the Black-Scholes model, which reflected their fair value as of the issuance date. The changes in fair value for the years ended December 31, 2014, 2015 and 2016, of approximately $1,100,000, $600,000, and $100,000 respectively, have been recorded as non-operating income on the statement of comprehensive loss.

2)
In March 2014, the Company completed an underwritten public offering of 9,660,000 ADSs at a public offering price of $2.50 per ADS. The offering raised a total of $24.2 million, with net proceeds of approximately $22.3 million, after deducting fees and expenses.

3)
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

During the year ended December 31, 2016 BioLineRx sold a total of 2,133,050 ADSs to LPC for aggregate gross proceeds of $2,227,000. In connection with these issuances, a total of 53,327 ADSs was issued to LPC as a commitment fee and a total of $45,000 was paid to Oberon Securities as a finder’s fee.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS
NOTE 10 – EQUITY (cont.)

d.	Share purchase agreement (cont.)

On a cumulative basis, from the effective date of the purchase agreement through the approval date of these financial statements, BioLineRx has sold a total of 5,550,603 ADSs to LPC for aggregate gross proceeds of $7,000,000. In connection with these issuances, a total of 138,766 ADSs were issued to LPC as a commitment fee and a total of $140,000 was paid to Oberon Securities as a finder’s fee.

e.	Share-based payments

1)	Share Incentive plan – general

In 2003, BioLineRx adopted the 2003 Share Incentive Plan (the “Plan”). The Plan provides for the granting of stock options and ordinary shares to the Company’s employees, directors, consultants and other service providers. Options are issued at the determination of the Board of Directors in accordance with applicable law. The options are generally exercisable for a ten-year period and the grants generally vest over a four-year period. In 2013, the Company’s Board of Directors approved amendments to the Plan to take into account changes in laws and regulations that had occurred since its adoption and to extend the term of the plan until November 2023. In 2016, the Board of Directors approved amendments to the Plan to allow the grant of restricted stock units (“RSUs”) and performance stock units (“PSUs”).

PSUs represent RSUs that are linked to any one or more performance goals (in addition to, or in lieu of, time-based vesting terms) determined appropriate by the Board of Directors. Once vested, each PSU granted is equivalent to one ordinary share. The specific performance goals, as well as the time period associated with achieving such goals, are approved by the Board and are set forth in the grantee’s grant agreement. To date, each PSU grant has had four performance goals on which vesting is based, each such goal being either a specified Company milestone and or the success of a specific project, with vesting of 25% on the achievement of each goal. As of December 31, 2016, it was still not ascertainable whether the performance criteria to which the granted PSUs are linked would be met. The tranche of PSUs associated with a given milestone expires 12 months after the target date established for that milestone.

As of December 31, 2016, there were 4,745,924 ordinary shares issuable upon the exercise of outstanding equity instruments under the Plan.

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

In November 2014 and December 2015, the Company’s Board of Directors approved increases of 1.6 million and 5.0 million shares, respectively, to the total pool of authorized ordinary shares reserved for purposes of the Plan and any other present or future share incentive plans of the Company, bringing the pool to an aggregate of 9.6 million shares. As of December 31, 2016, there were 4.0 million remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee share incentive plan:

The following table contains additional information concerning equity instruments granted to employees and directors under the existing share incentive plans.

	Year ended December 31,
	2014		2015		2016
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	1,861,280	12.0	3,187,092	9.1	3,500,262	8.7
Granted*	1,478,200	5.7	500,800	6.8	2,505,684	3.8
Forfeited and expired	(150,985)	13.0	(187,630)	11.1	(1,435,990)	7.2
Exercised	(1,403)	4.0	-	-	(12,029)	0.4
Outstanding at end of year	3,187,092	9.1	3,500,262	8.7	4,557,927	6.5
Exercisable at end of year	641,960	15.1	1,169,540	12.6	1,786,209	9.4

* As of the December 31, 2016, includes PSUs at an exercise price of 0.10 NIS, for which performance obligations have not been met.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.)

e.	Share-based payments (cont.)

The total consideration received from the exercise of equity instruments during 2014, 2015 and 2016 was not material.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the equity instruments outstanding at the end of each of the years indicated.

	Year ended December 31,
	2014		2015		2016
Range of exercise prices (in NIS)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)
Up to 10.00	1,717,686	6.61	2,117,886	5.76	3,502,043	6.47
10.01-20.00	1,406,609	4.84	1,334,866	3.81	1,037,436	2.38
20.01-30.00	10,903	1.82	10,340	0.88	3,278	0.74
30.01-40.00	11,125	2.36	10,000	1.55	10,000	0.55
Over 40.00	40,770	1.34	27,170	1.00	5,170	0.38
	3,187,092	5.73	3,500,262	4.96	4,557,927	5.52

With regard to the PSUs granted in 2016, the performance obligations attached to these instruments have not yet been met as of the date of these financial statements.

The fair value of all other equity instruments granted to employees through December 31, 2016 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2014	2015	2016
Expected dividend yield	0%	0%	0%
Expected volatility	65%	68%	66%
Risk-free interest rate	2%	2%	2%
Expected life of options (in years)	5	5	5

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.)

e.	Share-based payments (cont.)

3)	Stock options to consultants

From inception through December 31, 2014, the Company issued to consultants options for the purchase of 76,523 ordinary shares at a weighted average exercise price of NIS 21.54 per share.

In 2015 the Company issued options to consultants for the purchase of 5,000 ordinary shares at a weighted average exercise price of NIS 7.62 per share.

In 2016, the company issued additional options to consultants for the purchase of 150.000 ordinary shares at a weighted average price of NIS 4.55 per share

The options to consultants generally vest over four years and may be exercised for periods of between five and ten years. As of December 31, 2016, 187,997 options to consultants were outstanding with a weighted average exercise price of NIS 9.58 per share and a weighted average contractual life of 7.57 years.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in 2014, 2015 and 2016 amounted to $40,000 each year.

4)	Grant of equity instruments subsequent to balance sheet date

In February 2017, the Board of Directors approved a Company-wide grant to employees of approximately 2.5 million equity instruments, including stock options, RSUs and PSUs, with standard terms regarding vesting and contractual life.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 – TAXES ON INCOME

a.	Corporate taxation in Israel

The income of BioLineRx is taxed at the standard Israeli corporate tax rate, which was 26.5% in 2014 and 2015, and 25% in 2016. In December 2016, legislation was enacted to further reduce the Israeli corporate tax rate to 24% for 2017 and to 23% for 2018 and thereafter.

As the Company has not created any deferred tax assets or liabilities (see Note 2m), these changes have no effect on the Company’s financial statements.

b.	Approved enterprise benefits

In May 2012, the Israeli Tax Authority (“ITA”) approved BioLineRx’s eligibility for tax benefits as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended (the “Investments Law”), with respect to certain development programs (the “Eligible Projects”).

Subject to compliance with the applicable requirements, the portion of income eligible for benefits under the Benefited Enterprise regime will be entitled to a tax exemption for a period of two years, followed by five years at the Benefited Enterprise tax rate of 25%, commencing in the first year in which BioLineRx generates taxable income after setting off losses for Israeli tax purposes from prior years (see c. below). The seven-year period may not extend beyond 12 years from the beginning of the Benefited Enterprise’s election year. BioLineRx received Benefited Enterprise status with respect to Eligible Projects in the 2009 and 2012 tax years, so depending on when the Benefited Enterprise programs begin to generate taxable income, the benefits period could continue through 2023. However, any distribution of dividends derived from exempt income sourced in the Benefited Enterprise programs will be subject to a “claw back” of corporate tax at a rate no greater than 25%. In addition, dividends distributed by a publicly traded Israeli company to non-Israeli residents or Israeli individuals are generally subject to withholding tax of 25%. Under an applicable tax treaty, the withholding tax might be lower.

BioLineRx has the option to transition to a “Preferred Enterprise” regime under the Investments Law. Upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company, as opposed to the previous incentives under the Investments Law, which were limited to income from Benefited Enterprises during the benefits period. Under the Investments Law, when the election is made, the uniform tax rate for 2016 would be 16% for BioLineRx’s location in Israel. Preferred Enterprise profits are freely distributable as dividends, subject to a 20% withholding tax, or lower under an applicable tax treaty.

In addition, the ITA approved BioLineRx’s operations as an “Industrial Enterprise” under the Investments Law in 2012, meaning that BioLineRx is eligible for accelerated depreciation with respect to certain tangible assets belonging to its Benefited Enterprise. Should BioLineRx not meet the requirements for maintaining these benefits, they may be reduced or cancelled and, among other things, income deriving from the Eligible Projects would be subject to Israeli corporate tax at the standard rates.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 – TAXES ON INCOME (cont.)

c.	Tax loss carryforwards

As of December 31, 2014, 2015 and 2016, the tax loss carryforwards of BioLineRx were approximately $135 million, $150 million and $170 million, respectively. The tax loss carryforwards have no expiration date.

The Company has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2m.

d.	Tax assessments

In accordance with Israeli tax regulations, the tax returns filed by BioLineRx through the 2012 tax year are considered final.

e.	Theoretical taxes

As described in Note 2m, the Company has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The tax on the Company’s income before taxes differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

	Year ended December 31,
	2014		2015		2016
		USD in		USD in		USD in
		thousands		thousands		thousands
Loss before taxes	26.5%	(11,076)	26.5%	(14,400)	25.0%	(15,841)

Theoretical tax benefit		(2,935)		(3,816)		(3,960)
Disallowed deductions (tax exempt income):
Gain on adjustment of warrants to fair value		(915)		(342)		(52)
Share-based compensation		280		305		269
Other		15		14		15
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		3,555		3,839		3,728
Taxes on income for the reported year		-		-		-

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 – LOSS PER SHARE

The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2014	2015	2016
	In USD thousands
Loss attributed to ordinary shares	(11,076)	(14,400)	(15,841)
Number of shares used in basic calculation (in thousands)	32,434	51,406	56,145

	in USD
Basic and diluted loss per ordinary share	(0.34)	(0.28)	(0.28)

NOTE 13 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments

1)	Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the OCS), computed on the basis of proceeds from the sale or license of products whose development was supported by OCS grants. This obligation relates solely to the financial participation in the development of products by the Company.

In accordance with the terms of grants provided by the OCS, the State is entitled to royalties on the sale or license of any product whose development was supported with State participation. These royalties are generally 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the dollar) received by the Company, plus annual interest at the LIBOR rate. Under certain circumstances, the royalty rate is calculated according to a formula based on the ratio of participation by the OCS in the project to the total project costs incurred by the Company

In connection with the in-licensing of BL-8040 from Biokine Therapeutics Ltd. (“Biokine”), and as a condition to OCS consent to the transaction, the Company agreed to abide by any obligations resulting from funds previously received by Biokine from the OCS. The contingent liability to the OCS assumed by the Company relating to this transaction amounts to approximately $2.7 million as of December 31, 2016. The Company has a full right of offset for amounts payable to the OCS from payments due to Biokine in the future. Therefore, in the opinion of management, the likelihood of any future Company payment obligation to the OCS with regard to this matter is remote.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

2)	Licensing agreements

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

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

2)	Licensing agreements (cont.)

The consideration paid pursuant to the licensing agreements generally includes several components that may be payable over the license period and that relate, inter alia, to the progress made in research and development activities, as well as commercial success, as follows: (a) one-time payment of up to $200,000 and/or periodic payments of up to $30,000 per year; (b) payments through the early stages of development ( i.e. through the end of phase 2) of up to $150,000; (c) payments of up to $2,000,000 upon the achievement of milestones necessary for advancing to phase 3; (d) payments of up to $7,000,000 from the end of a successful phase 3 trial through approval of the therapeutic compound; and e) royalties on sales of the final product resulting from development under the license or including any component thereof, ranging between 3%-5% of the Company’s net sales of the product, although in specific instances the royalty rate has been higher or lower than this range. In instances where the Company has out-licensed the product for further development, the Company pays a percentage of the net consideration received from the licensee (“Sublicense Receipts”) to the upstream licensor that generally range from 20% to 29.5% of such consideration , although in specific instances the percentage paid has been higher or lower than this range. These Sublicense Receipts generally take the place of most or all of the milestone and royalty payments set forth in (b) through (e) above.

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

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

3)	Lease agreements

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

See Note 13b regarding a guarantee provided to secure the Company’s liability under the lease agreement.

b)
The Company has entered into operating lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are approximately $210,000. To secure the terms of the lease agreements, the Company has made certain prepayments to the leasing companies, representing approximately two months of lease payments. These amounts have been recorded as prepaid expenses. See also Note 15b.

b.	Contingent liabilities

To secure the Company’s lease obligation on its premises, the Company has provided a bank guarantee in the amount of approximately $100,000 for the benefit of the lessor, which remains outstanding as of December 31, 2016.

See Note 9a regarding equipment pledged as collateral to secure a bank loan.

NOTE 14 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Transactions with related parties

Expenses:

	Year ended December 31,
	2014	2015	2016
	In USD thousands
Benefits to related parties:
Compensation and benefits to senior management, including benefit component of equity instrument grants	2,084	1,843	1,912
Number of individuals to which this benefit related	5	5	6
Compensation and benefits to directors, including benefit component of equity instrument grants	218	233	316
Number of individuals to which this benefit related	7	7	7

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES (cont.)

Transactions with related parties (cont.)

Key management compensation

Key management includes directors (executive and non-executive), and executive officers. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2014	2015	2016
	In USD thousands
Salaries and other short-term employee benefits	1,704	1,412	1,609
Post-employment benefits	130	120	129
Other long-term benefits	30	27	30
Share-based compensation	438	517	460
	2,302	2,076	2,228

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2015	2016
	In USD thousands
Institutions	255	198
Other	36	25
	291	223

b.	Long-term prepaid expenses

The prepaid expenses relate to operating lease agreements in respect of the vehicles leased by the Company.

c.	Accounts payable and accruals

	December 31,
	2015	2016
	In USD thousands
1) Trade:
Accounts payable:
Overseas	1,536	2,152
In Israel	374	438
	1,910	2,590
2) Other:
Accrued expenses	705	560
Accrual for vacation and recreation pay	213	186
Payroll and related expenses	209	217
Other	10	15
	1,137	978

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

d.	Research and development expenses

	Year ended December 31,
	2014	2015	2016
	In USD thousands
Research and development services	6,050	5,455	5,501
Payroll and related expenses, including vehicles	3,771	3,754	3,475
Lab, occupancy and telephone	940	926	769
Professional fees	682	772	678
Depreciation and amortization	253	414	452
Write-off of intellectual property	97	-	-
Other	73	168	302
	11,866	11,489	11,177

e.	Sales and marketing expenses

	Year ended December 31,
	2014	2015	2016
	In USD thousands
Payroll and related expenses, including vehicles	668	690	659
Marketing	799	243	600
Overseas travel	122	70	93
	1,589	1,003	1,352

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

f.	General and administrative expenses

	Year ended December 31,
	2014	2015	2016
	In USD thousands
Payroll and related expenses, including vehicles	2,283	2,003	2,172
Professional fees	884	1,053	1,144
Insurance	146	155	154
Depreciation	16	27	30
Other	471	466	484
	3,800	3,704	3,984

g.	Non-operating income, net

	Year ended December 31,
	2014	2015	2016
	In USD thousands
Issuance costs	(103)	-	-
Changes in fair value of warrants	3,454	1,292	207
Cost reimbursement related to prior year	-	153	-
Initial commitment and finder’s fees associated with LPC agreement	(290)	-	-
Other	-	-	7
	3,061	1,445	214

h.	Financial income

	Year ended December 31,
	2014	2015	2016
	In USD thousands
Income from interest and exchange differences on deposits	3,566	457	480

i.	Financial expenses

	Year ended December 31,
	2014	2015	2016
	In USD thousands
Exchange differences	428	91	8
Bank commissions	20	15	14
	448	106	22

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

BioLineRx Ltd.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 18 – EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

In March 2017, the Company acquired substantially all the outstanding shares of Agalimmune for initial consideration of $5.85 million, of which $2.85 million is in cash and the remainder in the Company’s ADSs. Additional consideration may be due to Agalimmune shareholders based on certain development and commercial milestones, including future sales of Agalimmune products. The acquisition expands the Company’s pipeline with a number of assets, including Agalimmune’s primary asset, AGI-134, a novel immuno-oncology agent for various cancer indications at the near-clinical stage of development. Agalimmune also has a number of early-stage preclinical assets for future evaluation by the Company.