Form 20-F
period 2017-12-31
BioLineRx Ltd.
filed 2018-03-06
CIK 1498403

As filed with the U.S. Securities and Exchange Commission on March 6, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Philip A. Serlin
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 105,063,437

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

i

INTRODUCTION

Certain Definitions

In this Annual Report on Form 20-F, unless the context otherwise requires:

•	references to “BioLineRx,” the “Company,” “us,” “we” and “our” refer to BioLineRx Ltd., an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, NIS 0.10 nominal (par) value per share;

•	references to “ADS” refer to the Company’s American Depositary Shares;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	our ability to integrate new therapeutic candidates and new personnel;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

ii

•	the implementation of our business model and strategic plans for our business and therapeutic candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;

•	competitive companies, technologies and our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

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

In June 2015, we effected a 1:10 reverse split of our ordinary shares. All share and per share amounts in this report have been retroactively adjusted to reflect the reverse split as if it had been effected prior to the earliest financial statement period referred to herein. Following the reverse split, one ordinary share traded on the Tel-Aviv Stock Exchange, or the TASE, is equivalent to one ADS traded on The Nasdaq Capital Market, or Nasdaq (prior to the split, the ratio of ordinary shares to ADSs was 10:1).
iii

The selected consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016 and 2017, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015, have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F.

Our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, and reported in dollars. The amounts in the tables below for the years 2013 and 2014 were previously reported in NIS. Due to the change in our functional and reporting currency from the NIS to the dollar, effective January 1, 2015, the amounts for 2013 and 2014 have been restated in dollars using the methodology set forth in Note 2c to our consolidated financial statements for the year ended December 31, 2017.

	Year Ended December 31,
Consolidated Statements of Operations Data:(1) (2)	2013	2014	2015	2016	2017
	(in thousands of U.S. dollars, except share and per share data)

Research and development expenses	(12,208)	(11,866)	(11,489)	(11,177)	(19,510)
Sales and marketing expenses	(1,136)	(1,589)	(1,003)	(1,352)	(1,693)
General and administrative expenses	(3,664)	(3,800)	(3,704)	(3,984)	(4,037)
Operating loss	(17,008)	(17,255)	(16,196)	(16,513)	(25,240)
Non-operating income (expenses), net	1,161	3,061	1,445	214	(260)
Financial income	720	3,566	457	480	1,169
Financial expenses	(1,897)	(448)	(106)	(22)	(21)
Net loss	(17,024)	(11,076)	(14,400)	(15,841)	(24,352)
Other comprehensive income (loss):
Currency translation differences	1,097	(2,834)	–	–	–
Comprehensive loss	(15,927)	(13,910)	(14,400)	(15,841)	(24,352)
Net loss per ordinary share	(0.76)	(0.34)	(0.28)	(0.28)	(0.27)
Number of ordinary shares used in computing loss per ordinary share	22,488,516	32,433,883	51,406,434	56,144,727	89,970,713

	As of December 31,
Consolidated Balance Sheet Data:	2013	2014	2015	2016	2017
	(in thousands of U.S. dollars)
Cash and cash equivalents	8,899	5,790	5,544	2,469	5,110
Short-term bank deposits	9,319	28,890	42,119	33,154	44,373
Property, plant and equipment, net	712	721	2,909	2,605	2,505
Total assets	20,014	36,211	51,302	38,939	60,965
Total liabilities	8,292	4,406	3,692	3,912	8,084
Total shareholders’ equity	11,722	31,805	47,610	35,027	52,881

(1)	Data on diluted loss per share was not presented in the financial statements because the effect of the exercise of the options is either immaterial or is anti-dilutive.

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

We are a clinical stage biopharmaceutical development company that was incorporated in 2003. Since our incorporation, we have been focused on research and development. Only one of our therapeutic candidates has begun to be commercialized. We, or our licensees, as applicable, will be required to conduct significant additional clinical trials before we or they can seek the regulatory approvals necessary to begin commercial sales of our other therapeutic candidates. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We recorded net losses of $14.4 million in 2015, $15.8 million in 2016 and $24.4 million in 2017. As of December 31, 2017, we had an accumulated deficit of 199.6 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable and we may never achieve significant sustained revenues.

We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of December 31, 2017, we held cash and short-term investments of $49.5 million. We believe that our existing cash and investment balances and other sources of liquidity, not including potential milestone and royalty payments under our existing out-licensing and other collaboration agreements, will be sufficient to meet our requirements into 2020. We have funded our operations primarily through public and private offerings of our securities, payments received under our strategic licensing and collaboration arrangements and interest earned on investments. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

While we will continue to explore alternative financing sources, including the possibility of future securities offerings and government funding, we cannot be certain that in the future these liquidity sources will be available when needed on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We will also continue to seek to finance our operations through other sources, including out-licensing arrangements for the development and commercialization of our therapeutic candidates or other partnerships or joint ventures, as well as grants from government agencies and foundations. If we are unable to obtain future financing through the methods we describe above or through other means, we may be unable to complete our business objectives and may be unable to continue operations, which would have a material adverse effect on our business and financial condition.

Risks Related to Our Business and Regulatory Matters

If we or our licensees are unable to obtain U.S. and/or foreign regulatory approval for our therapeutic candidates, we will be unable to commercialize our therapeutic candidates.

To date, only one of our products, BL-5010, for the treatment of benign skin lesions, has been approved for marketing and sale. Currently, we have one clinical-stage therapeutic candidate in development: BL-8040 for the treatment of multiple cancer and hematological indications. We also have one therapeutic candidate, AGI-134, in development for solid tumors, that we expect will begin clinical stage development in mid-2018. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs and devices. We may not obtain marketing approval for any other of our therapeutic candidates in a timely manner or at all. In connection with the clinical trials for BL-8040 and other therapeutic candidates that we are currently developing or may seek to develop in the future, either on our own or through out-licensing or co-development arrangements, we face the risk that:

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

We generally rely on third parties to conduct our preclinical studies and clinical trials and provide other services, and those third parties may not perform satisfactorily, including by failing to meet established deadlines for the completion of such services.

We do not have the ability to conduct certain preclinical studies and clinical trials independently for our therapeutic candidates, and we rely on third parties, such as contract laboratories, contract research organizations, medical institutions and clinical investigators to conduct these studies and clinical trials. Our reliance on these third parties limits our control over these activities. The third-party contractors may not assign as great a priority to our clinical development programs or pursue them as diligently as we would if we were undertaking such programs directly. Accordingly, these third-party contractors may not complete activities on schedule, or may not conduct the studies or our clinical trials in accordance with regulatory requirements or with our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or if their performance is substandard, we may be required to replace them or add more sites to the studies. Although we believe that there are a number of other third-party contractors that we could engage to continue these activities, replacement of these third parties will result in delays and/or additional costs. As a result, our efforts to obtain regulatory approvals for, and to commercialize, our therapeutic candidates may be delayed. The third-party contractors may also have relationships with other commercial entities, some of whom may compete with us. If the third-party contractors assist our competitors, our competitive position may be harmed.

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

We generally depend on out-licensing arrangements for late-stage development, marketing and commercialization of our therapeutic candidates.

We generally depend on out-licensing arrangements for late-stage development, marketing and commercialization of our therapeutic candidates. We have limited experience in late-stage development, marketing and commercializing therapeutic candidates. Dependence on out-licensing arrangements subjects us to a number of risks, including the risk that:

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

We employ a number of methods to identify therapeutic candidates that we believe are likely to achieve commercial success. In certain instances, disease-specific third-party advisors evaluate therapeutic candidates, as we deem necessary. In addition, therapeutic candidates expected to be developed under our collaboration with Novartis Pharma AG, or Novartis, are also evaluated within the framework of the Joint Steering Committee established with Novartis for this purpose. However, there can be no assurance that our internal research efforts or our screening system will accurately or consistently select among various therapeutic candidates those that have the highest likelihood to achieve, and which ultimately achieve, commercial success. As a result, we may spend substantial resources developing therapeutic candidates that will not achieve commercial success and we may not advance those therapeutic candidates with the greatest potential for commercial success.

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

We depend on in-licensing agreements with third parties to maintain the intellectual property rights to our therapeutic candidates. Regarding our main therapeutic candidates, we have in-licensed rights from Biokine Therapeutics Ltd., or Biokine, with respect to our BL-8040 therapeutic candidate; from the University of Massachusetts and from Kode Biotech Limited, or Kode Biotech, with respect to our AGI-134 therapeutic candidate; and from Innovative Pharmaceutical Concepts, Inc., or IPC, with respect to our BL-5010 therapeutic candidate. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements.” Our in-license agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these agreements. The royalty rates and revenue sharing payments vary from case to case but generally range from 20% to 29.5% of the consideration we receive from sublicensing the applicable therapeutic candidate, and a substantially lower percentage (generally less than 5%) if we elect to commercialize the subject therapeutic candidate independently. Due to the relatively advanced stage of development of the compound licensed from Biokine, our license agreement with Biokine provides for royalty payments of 40% of the consideration we receive from sublicensing and 10% of net sales, subject to certain limitations, should we independently sell products. These in-license agreements last either throughout the life of the patents that are the subject of the agreements, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under our in-license agreements in a timely manner, we could lose the rights to our proprietary technology, which could have a material adverse effect on our business, financial condition and results of operations.

If we do not meet the requirements under our agreement with the Agalimmune selling shareholders, we could lose the rights to the therapeutic candidates in Agalimmune’s pipeline, including but not limited to AGI-134.

In March 2017, we acquired substantially all the outstanding shares of Agalimmune Ltd., or Agalimmune, a privately-held company incorporated in the United Kingdom. In conjunction with the acquisition, we entered into a development agreement with Agalimmune and its selling shareholders, or the Agalimmune Development Agreement, which, among other things, grants us an option to purchase any remaining Agalimmune shares. If we do not exercise this option within a certain period of time after achieving certain milestones or we commit a material breach of the Agalimmune Development Agreement, the selling shareholders have a reversionary option to acquire all the Agalimmune shares we hold for nominal consideration. If the exercise of this reversionary option is completed and our development work subsequently generates revenues for Agalimmune, we will only be entitled to a percentage of Agalimmune’s net proceeds, until such time as we have recouped the expenses we incurred in connection with the Agalimmune Development Agreement. Completion of the exercise of the reversionary option would result in the loss of our rights in the proprietary technology held by Agalimmune, which could have a material adverse effect on our business, financial condition and results of operations.

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

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. Specifically, we are aware of other companies which currently market and/or are in the process of developing products that address stem-cell mobilization, acute myeloid leukemia, or AML, solid malignancies and skin lesions.

An important element of our strategy for identifying future products is maintaining relationships with universities, medical institutions and biotechnology companies in order to in-license potential therapeutic candidates, and we compete with respect to this in-licensing with a number of global pharmaceutical companies. The presence of these global companies with significantly greater resources than we have may increase the competition with respect to the in-licensing of promising therapeutic candidates. Our failure to license or otherwise acquire necessary technologies could materially and adversely affect our business, financial condition and results of operations.

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

We do not currently have any long-term agreements with third-party manufacturers that guarantee the supply of any of our therapeutic candidates. When we require additional supplies of our therapeutic candidates to complete our clinical trials or if we elect to commercialize our products independently, we may be unable to enter into agreements for clinical or commercial supply, as applicable, with third-party manufacturers, or may be unable to do so on acceptable terms. Even if we enter into these agreements, it is likely that the manufacturers of each therapeutic candidate will be single source suppliers to us for a significant period of time.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured therapeutic candidates ourselves, including:

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

Regardless of the impact of the PPACA on us, the U.S. government, other governments and commercial payors have shown significant interest in pursuing healthcare reform and reducing healthcare costs. Any government-adopted reform measures could cause significant pressure on the pricing of healthcare products and services, including those biopharmaceuticals currently being developed by us or our licensees, in the United States and internationally, as well as the amount of reimbursement available from governmental agencies or other third-party payors. The continuing efforts of the U.S. and foreign governments, insurance companies, managed care organizations and other payors to contain or reduce healthcare costs may compromise our ability to set prices at commercially attractive levels for our products that we may develop, which in turn could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our products, if approved. Changes in healthcare policy, such as the creation of broad limits for diagnostic products, could substantially diminish the sale of or inhibit the utilization of diagnostic tests, increase costs, divert management’s attention and adversely affect our ability to generate revenues and achieve consistent profitability. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products, if approved.

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

Our business exposes us to significant potential clinical trial and product liability risks that are inherent in the development, manufacturing and sales and marketing of human therapeutic products. Claims could be made against us based on the use of our therapeutic candidates in clinical trials and in marketed products. We currently carry life science liability insurance covering general liability with an annual coverage amount of $30.0 million per occurrence and product liability and clinical trials coverage with an annual coverage amount of $30.0 million each claim and in the aggregate. The maximum indemnity for a single occurrence, claim or circumstances under this insurance is $30.0 million. However, our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage or obtain additional or sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as damages awards beyond the coverage of our insurance policies resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any claims, we might be required to direct significant financial and managerial resources to such defense, and adverse publicity is likely to result.

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

Each of the foregoing in-licensing agreements, or the obligation to pay royalties thereunder, will generally remain in effect until the expiration, under the applicable agreement, of all the licensing, royalty and sublicense revenue obligations to the applicable licensors, determined on a product-by-product and country-by-country basis. We may terminate the BL-8040 in-licensing agreement upon 90 days’ prior written notice to Biokine. Agalimmune may terminate each of the in-licensing agreements with University of Massachusetts and Kode Biotech relating to AGI-134, on 90 days’ notice. We may terminate the BL-5010 in-licensing agreement upon 30 days’ prior written notice to IPC.

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

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of March 1, 2018, we owned or exclusively licensed for uses within our field of business 25 patent families that collectively contain over 58 issued patents, one allowed patent application and over 85 pending patent applications relating to our main therapeutic candidates. We are also pursuing patent protection for other drug candidates in our pipeline.

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

Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States. For example, the patent laws of China and India are relatively new and are not as developed as are older, more established patent laws of other countries. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

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

To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable, and a court may determine that the right belongs to a third party.

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

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2018 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs if we are a PFIC.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we were a PFIC during certain prior taxable years and, although we have not determined whether we will be a PFIC for our taxable year ending December 31, 2018, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC for our taxable year ending December 31, 2018, or any subsequent year, and a U.S. Investor (as defined below) does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. Investor, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. Investor’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Investor to make a timely QEF or mark-to-market election. U.S. Investors who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Investors who made a timely QEF or mark-to-market election. A U.S. Investor can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we will annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

The market prices of our ordinary shares and ADSs are subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market prices of our ordinary shares on the TASE and ADSs on Nasdaq, in particular, are subject to fluctuation, and changes in these prices may be unrelated to our operating performance. We expect that the market prices of our ordinary shares and ADSs will continue to be subject to wide fluctuations. The market price of our ordinary shares and ADSs are and will be subject to a number of factors, including:

•	announcements of technological innovations or new products by us or others;

•	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

•	expiration or terminations of licenses, research contracts or other collaboration agreements;

•	public concern as to the safety of drugs we, our licensees or others develop;

•	general market conditions;

•	the volatility of market prices for shares of biotechnology companies generally;

•	success of research and development projects;

•	departure of key personnel;

•	developments concerning intellectual property rights or regulatory approvals;

•	variations in our and our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares or ADSs are covered by analysts;

•	statements about the Company made in the financial media or by bloggers on the Internet;

•	statements made about drug pricing and other industry-related issues by government officials;

•	changes in government regulations or patent decisions;

•	developments by our licensees; and

•	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and ADSs, and result in substantial losses by our investors.

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

Our ordinary shares are traded on the TASE and our ADSs are listed on Nasdaq. Trading in our securities on these markets takes place in different currencies (dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these factors, the factors listed above, or other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Future sales of our ordinary shares or ADSs could reduce the market price of our ordinary shares and ADSs.

Substantial sales of our ordinary shares or ADSs, either on the TASE or on Nasdaq, may cause the market price of our ordinary shares or ADSs to decline. Sales by us or our securityholders of substantial amounts of our ordinary shares or ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ordinary shares or ADSs.

As a result of a previous financing, we have warrants outstanding (i) for the purchase of 2,973,451 ADSs at an exercise price of $2.00 per ADS and (ii) for the purchase of 2,973,451 ADSs at an exercise price of $4.00 per ADS. In addition, as of March 5, 2018, in the framework of our Share Incentive Plan, there are outstanding stock options, restricted stock units and performance stock units (granted to directors, employees and consultants) for the purchase of 10.9 million ordinary shares with a weighted average exercise price of $1.28 per ordinary share.

In October 2017, we entered into an at-the-market sales agreement with BTIG, LLC, or BTIG, pursuant to which we may, in our discretion and from time to time, offer and sell through BTIG, acting as sales agent, our ADSs having an aggregate offering price up to $30 million, through an “at-the-market” program, or the ATM Program.

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

If we raise additional funds through licensing arrangements with third parties, we may have to relinquish valuable rights to our therapeutic candidates or grant licenses on terms that are not favorable to us. If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders. See also “— Future sales of our ordinary shares or ADSs could reduce the market price of our ordinary shares and ADSs.”

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Stock Market for U.S. domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition of the Board of Directors, director nomination procedure, composition of the compensation committee, approval of compensation of officers, and quorum at shareholders’ meetings. In addition, we will follow our home country law, instead of the Listing Rules of the Nasdaq Stock Market, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection than is accorded to investors under the Listing Rules of the Nasdaq Stock Market applicable to U.S. domestic issuers. See “Item 16G — Corporate Governance — Nasdaq Listing Rules and Home Country Practices.”

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

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, as they apply to a foreign private issuer that is listed on a U.S. exchange, or our internal control over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price and ADS price may suffer.

Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting. In addition, in those years in which we are an accelerated filer, our independent registered public accounting firm is required to issue an opinion on our internal control over financial reporting.

The continuous process of strengthening our internal control and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal control will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal control, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Risks Related to our Operations in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

Our headquarters, most of our operations and some of our suppliers and third-party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the autumn of 2012, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip; during the summer of 2014, another escalation in violence among Israel, Hamas and other groups took place; and since October 2015, and to a lesser extent since August 2016, Israel has been facing another escalation in violence with the Palestinian population. These conflicts involved missile strikes against civilian targets in various parts of Israel, as well as civil insurrection of Palestinians in the West Bank, on the border with the Gaza Strip and in Israeli cities, and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular Iran. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah (a Lebanese Islamist Shiite militia group and political party), and various rebel militia groups in Syria. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. The year 2014 saw the rise of an Islamic fundamentalist group known as ISIS. Following swift operations, ISIS gained control of large areas in the Middle East, including in Iraq and Syria, which have contributed to the turmoil experienced in these areas. As a result, the United States and Russian armed forces have engaged in limited operations in Syria, resulting in the defeat of ISIS and other rebel groups and their withdrawal in 2017 from most of the areas they had previously held in Syria, including places along the Israeli-Syrian border. While Iranian forces have supported operations of the Syrian army during the years of fighting in Syria, there are now reports of Iran setting up a permanent army base in relative proximity to the Israeli-Syrian border, a development that Israel has said it will not accept. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and has raised concerns regarding security in the region and the potential for armed conflict. These situations may escalate in the future to more violent events which may affect Israel and us. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

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

Many of our male employees in Israel are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 40 (or older, for officers or reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and some of our employees have been called up from time to time in connection with armed conflicts. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees or of one or more of our key employees. Such disruption could materially adversely affect our business, financial condition and results of operations.

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

Our research and development efforts were previously financed, in part, through grants and loans that we received from the Israel Innovation Authority, or the IIA (formerly the Office of the Chief Scientist of Israel’s Ministry of Economy and Industry, or the OCS). In addition, before we in-licensed BL-8040, Biokine had received funding for the project from the IIA, and as a condition to IIA consent to our in-licensing of BL-8040, we were required to agree to abide by any obligations resulting from such funding. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 1984, and related regulations, as amended, or the Research Law, with respect to these projects. Through December 31, 2017, we received approximately $22.0 million in funding from the IIA and paid the IIA approximately $7.0 million in royalties under our approved programs. As of December 31, 2017, we have no contingent obligation to the IIA other than for BL-8040 as agreed when we in-licensed the project. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $3.2 million as of December 31, 2017. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future. Therefore, the likelihood of any payment obligation to the IIA with regard to the Biokine transaction is remote.

The transfer to third parties of know-how or technologies developed under the programs submitted to the IIA and as to which we or our licensors received grants, or manufacturing or rights to manufacture based on and/or incorporating such know-how to third parties, might require the consent of the IIA, and may require certain payments to the IIA. There is no assurance that we will be able to obtain such consent on terms that acceptable to us, or at all. Although such restrictions do not apply to the export from Israel of our products developed with such know-how, they may prevent us from engaging in transactions with our affiliates, customers or other third parties outside Israel, involving product or other asset transfers, which might otherwise be beneficial to us.

In July 2015, the Knesset (the Israeli Parliament) enacted Amendment Number 7 to the Research Law, or the R&D Amendment. The R&D Amendment, effective as of January 1, 2016, amends material provisions of the Research Law, leaves substantial discretion with the newly established IIA and includes only guidelines to some of the core issues of the Research Law. Since the coming into effect of the R&D Amendment, the IIA has published various incentive tracks and guidelines on its website, in large part reinstating the core provisions of the pre-R&D Amendment regime, including with respect to the requirement to obtain approvals prior to the transfer abroad of the rights to or the manufacturing of any IIA-supported product or technology. See “Item 4. Information on the Company — Business Overview — Government Regulation and Funding — Israeli Government Programs.”

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

We were founded in 2003 by leading institutions in the Israeli life sciences industry. We completed our initial public offering in Israel in February 2007 and our ordinary shares are traded on the TASE under the symbol “BLRX.” In July 2011, we listed our ADSs on Nasdaq and they are traded under the symbol “BLRX.”

In March 2017, we acquired Agalimmune Ltd., a private U.K.-based company, and its U.S. subsidiary, Agalimmune Inc. Agalimmune Inc. was dissolved on December 31, 2017.

Our capital expenditures for the year ended December 31, 2015 were $2.7 million and included the leasehold improvements on our new facility in Modi’in, as well as the purchase of laboratory equipment. For the year ended December 31, 2016, our capital expenditures were immaterial. For the year ended December 31, 2017, our capital expenditures were $4.2 million and included the acquisition of Agalimmune. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment.

B. Business Overview

We are a clinical stage biopharmaceutical development company focused on oncology and immunology. Our current development and commercialization pipeline consists of a clinical-stage therapeutic candidate − BL-8040, a novel peptide for the treatment of multiple cancer and hematological indications; a near-clinical candidate – AGI-134, an immuno-oncology agent in development for solid tumors; and a product that is being commercialized − BL-5010, a customized, proprietary, pen-like applicator containing a novel, acidic, aqueous solution, which has been launched for sale in Europe as a medical device for the non-surgical removal of benign skin lesions. In addition, we have three other therapeutic candidates in various stages of clinical and preclinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. To date, except for BL-5010, none of our therapeutic candidates have been approved for marketing or sold commercially. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies. We also evaluate, on a case-by-case basis, co-development and similar arrangements and the commercialization of our therapeutic candidates independently.

In December 2014, we entered into a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates. We are currently developing one preclinical project, BL-1230, in the framework of this collaboration, with the ongoing scientific support of Novartis. We are continually evaluating late preclinical and early clinical projects, with the goal of bringing additional projects into our pipeline during the next six to 12 months. Additionally, in January 2016, we entered into a collaboration with MSD (a tradename of Merck & Co., Inc.), in the field of cancer immunotherapy and, in September 2016, we entered into a collaboration with Genentech, Inc., or Genentech, a member of the Roche Group, in the field of cancer immunotherapy.

Although our focus is on the therapeutic areas of oncology and immunology, we may also in-license therapeutic compounds outside of these areas in connection with our strategic collaboration with Novartis, as well as to a limited extent for our independent pipeline as opportunities may arise.

Main Therapeutic Candidates

BL-8040

Our clinical-stage, lead therapeutic candidate, BL-8040, is a novel, short peptide that functions as a high-affinity antagonist for CXCR4 and that we are developing for the treatment of solid tumors, AML and stem-cell mobilization for bone-marrow transplantation. CXCR4 is a chemokine receptor that is directly involved in tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its expression often correlates with disease severity.

BL-8040 mobilizes cancer cells from the bone marrow, detaching them from the survival signals in the bone marrow microenvironment and sensitizing them to chemo- and bio-based anti-cancer therapy. In addition, in preclinical studies BL-8040 has demonstrated a direct anti-cancer effect by inducing apoptosis (cell death) and terminal differentiation. Clinical and preclinical studies have shown the safety and efficacy of BL-8040. Preclinical studies have shown that BL-8040 inhibits the growth of various tumor types including multiple myeloma, non-Hodgkin’s lymphoma, leukemia, non-small cell lung carcinoma, neuroblastoma and melanoma. BL-8040 significantly and preferentially stimulates apoptotic cell death of malignant cells (multiple myeloma, non-Hodgkin’s lymphoma and leukemia).

BL-8040 also mobilizes stem cells from the bone marrow to the peripheral blood, enabling their collection for subsequent autologous or allogeneic transplantation in cancer patients. Clinical data supporting BL-8040 as a robust mobilizer of hematopoietic stem cells (CD34+ CD38- CD45RA- CD90+ CD49f+), or HSCs, associated with long-term engraftment was presented at the American Society of Hematology (ASH) Annual Meeting and Exhibition in December 2017.

In addition, preclinical and clinical data in the field of immuno-oncology suggest that BL-8040 is effective in inducing the migration of anti-tumor T cells into the tumor micro-environment, or TME. As such, the combination of BL-8040 with immune checkpoints inhibitors (PD1/PD-L1 monoclonal antibodies) has the potential to expand the benefit of immunotherapy to cancer types currently resistant to immuno-oncology treatments, such as pancreatic cancer. Clinical data supporting the ability of BL-8040 to promote T cell infiltration into pancreatic tumors were presented at the ASCO Gastrointestinal Cancers Symposium, or ASCO-GI, which took place in January 2018. In addition, preclinical data supporting the ability of BL-8040 to promote the migration of anti-tumor T cells into tumors were presented at the ASCO-SITC Clinical Immuno-Oncology Symposium, or ASCO-SITC, which also took place in January 2018.

In September 2013, the FDA granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML; and in January 2014, the FDA granted an Orphan Drug Designation to BL-8040 as a treatment for stem-cell mobilization. In January 2015, the FDA modified this Orphan Drug Designation for BL-8040 for use either as a single agent or in combination with granulocyte colony-stimulating factor, or G-CSF.

The following paragraphs are a summary of the clinical trials being carried out with BL-8040.

Solid tumors

➢
In January 2016, we entered into a collaboration with MSD in the field of cancer immunotherapy. Based on this collaboration, in September 2016 we initiated a Phase 2a study focusing on evaluating the safety and efficacy of BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in up to 30 patients with metastatic pancreatic adenocarcinoma. The study is an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T cells into the tumor and their reactivity. Partial results from the monotherapy portion of this study, showing that BL-8040 increases infiltration of T cells into the tumor in patients with metastatic pancreatic cancer, were announced at ASCO-GI. Top-line results from the trial are expected in the second half of 2018.

➢
In August 2016, in the framework of an agreement with MD Anderson Cancer Center, we entered into an additional collaboration for the investigation of BL-8040 in combination with KEYTRUDA in pancreatic cancer. The focus of this study, in addition to assessing clinical response, is the mechanism-of-action by which both drugs might synergize, as well as multiple assessments to evaluate the biological anti-tumor effects induced by the combination. We are supplying BL-8040 for this Phase 2b study, which commenced in January 2017.

➢
In September 2016, we entered into a collaboration with Genentech, in the framework of which both companies would carry out Phase 1b/2 studies investigating BL-8040 in combination with TECENTRIQ® (atezolizumab), Genentech’s anti-PDL1 cancer immunotherapy, in various solid tumors and hematologic malignancies. Genentech commenced a Phase 1b/2 study for the treatment of pancreatic cancer in July 2017, as well as a Phase 1b/2 study in gastric cancer in October 2017. Genentech expects to commence an additional Phase 1b/2 study in lung cancer by early 2018. These studies will evaluate the clinical response, safety and tolerability of the combination of these therapies, as well as multiple pharmacodynamic parameters.

AML

➢
During 2016, we completed and reported on a Phase 2a proof-of-concept trial for the treatment of relapsed or refractory acute myeloid leukemia, or r/r AML, which was conducted on 42 patients at six world-leading cancer research centers in the U.S. and at five premier sites in Israel. The study included both a dose-escalation and a dose-expansion phase. At the annual meetings of the Society of Hematologic Oncology and ASH in September and December 2016, respectively, we presented detailed, positive safety and response rate data relating to the study. In December 2017, we announced positive overall survival data from the long-term follow-up part of this study. We continue to monitor long-term survival data for patients in the study.

➢
We are currently investigating BL-8040 as a consolidation treatment together with cytarabine (the current standard of care) for AML patients who have responded to standard induction treatment and are in complete remission and, in this regard, are conducting a significant Phase 2b trial in Germany, in collaboration with the German Study Alliance Leukemia Group. The Phase 2b trial is a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of BL-8040 in addition to standard consolidation therapy in AML patients. Up to 194 patients will be enrolled in the trial. The primary endpoint of the study is to compare the relapse-free survival (RFS) time in AML subjects in their first remission during a minimum follow-up time of 18 months after randomization. We are considering conducting an interim analysis on this study in the second half of 2018, with top-line results expected in 2020.

➢
In September 2017, we initiated a Phase 1b/2 trial in AML under the collaboration with Genentech referred to above in “ — Solid tumors.” The trial will focus on the maintenance treatment of patients with intermediate- and high-risk AML who have achieved a complete response following induction and consolidation therapy. Up to 60 patients are planned to be enrolled in this single arm, open-label study, planned to take place at approximately 22 sites in the U.S., Europe and Israel.

Stem-cell mobilization

➢
In March 2015, we reported successful top-line safety and efficacy results from a Phase 1 safety and efficacy trial for the use of BL-8040 as a novel stem-cell mobilization treatment for allogeneic bone marrow transplantation at Hadassah Medical Center in Jerusalem.

➢
In March 2016, we initiated a Phase 2 trial for BL-8040 for allogeneic stem-cell transplantation, conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology. Initial results of this study announced in March 2017 show that a single injection of BL-8040 mobilized sufficient amounts of cells required for transplantation at a level of efficacy similar to that achieved by using 4-6 injections of G-CSF, the current standard of care. Top-line results of this study are now expected in mid-2018, as a result of certain delays in study recruitment in connection with the addition of two sites to the study and the regulatory filings associated therewith.

➢
In December 2017, we commenced a randomized, controlled Phase 3 registrational trial of BL-8040 for the mobilization of HSCs for autologous transplantation in patients with multiple myeloma. The trial will commence with a lead-in period for dose confirmation, which will include 10-30 patients, and progress to the placebo-controlled main part, which is designed to include 177 patients in more than 15 centers. Top-line results of this study are expected in 2020.

In addition to the above, we are currently conducting, or planning to conduct, a number of investigator-initiated, open-label studies in a variety of indications, to support the interest of the scientific and medical communities in exploring additional uses for BL-8040. These studies serve to further elucidate the mechanism of action for BL-8040.

AGI-134

In March 2017, we acquired substantially all the outstanding shares of Agalimmune. The acquisition expanded our pipeline to include Agalimmune’s primary asset, AGI-134, a synthetic alpha-Gal glycolipid immunotherapy in development for the treatment of multiple solid tumors. At the near-clinical stage of development, AGI-134 has completed numerous proof-of-concept studies, demonstrating regression of established primary tumors after injection with AGI-134 and a robust protection against the development of secondary tumors in a model of melanoma. We expect to commence a first-in-man study using AGI-134 in patients with solid tumors in mid-2018.

BL-5010

Our commercialized therapeutic product, BL-5010, is a customized, proprietary pen-like applicator containing a novel, acidic, aqueous solution for the non-surgical removal of skin lesions. In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo Company plc, or Perrigo, for the rights to BL-5010 for over-the-counter, or OTC, indications in Europe, Australia and additional selected countries. In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial launch of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016 and sales are expected to slowly increase over the next 2-3 years.

Our Strategy

Our objective is to be a leader in developing innovative pharmaceutical and biopharmaceutical products in the fields of oncology and immunology. We continuously identify and in-license therapeutic candidates in order to maximize our potential for commercial success. We repeatedly assess compounds by evaluating their efficacy, safety, total estimated development costs, technological novelty, patent status, market potential and approvability. Our approach to evaluating, in-licensing and developing therapeutic candidates allows us to:

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

Using this approach, we have successfully advanced a number of therapeutic candidates into clinical development. Specific elements of our current strategy include the following:

•
Support the successful development and commercialization of therapeutic candidates that have already been partnered. We currently have six programs at various stages of development in our pipeline that have already been partnered or under collaboration.

•
Commercialize additional therapeutic candidates through out-licensing or co-development arrangements or, where appropriate, by ourselves. We intend to commercialize most of our products through out-licensing or co-development arrangements with third parties who may perform any or all of the following tasks: completing development, securing regulatory approvals, securing reimbursement codes from insurance companies and Health Maintenance Organizations, manufacturing and/or marketing. If appropriate, we may also enter into co-development and similar arrangements with respect to any therapeutic candidate with third parties or commercialize a therapeutic candidate ourselves.

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

•
Use our expertise and proven screening methodology to evaluate in-licensing opportunities. In order to review and select among various candidates efficiently and effectively, we developed and employ a rigorous screening system. In certain instances, disease-specific third-party advisors evaluate therapeutic candidates, as deemed necessary. In addition, projects under the Novartis collaboration benefit from additional review and assessment by Novartis.

•
Leverage and expand our relationships with research institutes, academic institutions and biotechnology companies, including the specific strategic relationships that we have developed with Israeli research and academic institutions, to identify and in-license promising therapeutic candidates. To date, we have successfully in-licensed compounds from many major Israeli universities, as well as from many Israeli hospitals, technology incubators and biotechnology companies. We continue to maintain close contacts with university technology transfer offices, research and development authorities, university faculty, and many biotechnology companies to actively seek out early stage compounds. In addition, we actively source and evaluate non-Israeli compounds. In line with this strategy, in March 2017 we acquired Agalimmune, a privately-owned U.K. company. Agalimmune’s primary asset, AGI-134, is a near-clinical immuno-oncology agent for various cancer indications.

•
Seek to co-develop certain preclinical and early clinical therapeutic projects through clinical proof-of-concept by means of our multi-year strategic collaboration agreement with Novartis. Pursuant to an agreement entered into in December 2014, Novartis will evaluate jointly with us both clinical and preclinical stage projects presented by us through a Joint Steering Committee, which will determine which projects to advance further in development and on what terms. Projects at or reaching the clinical stage will be eligible for selection by Novartis. Upon selection of a project, Novartis will pay us an option fee of $5 million, as well as fund 50% of the anticipated remaining development costs associated with establishing clinical proof-of-concept, in the form of an additional equity investment in BioLineRx. A limited number of projects in preclinical stages are also eligible for flagging by Novartis, for initial development by BioLineRx. Such projects, once reaching the clinical stage, will be eligible for selection by Novartis under the terms set forth above. The companies intend to develop up to three clinical-stage programs pursuant to this collaboration. Under the terms of the agreement, Novartis acquired 5,000,000 of our ADSs in a private transaction at a price of $2.00 per ADS, for a total equity investment of $10 million, and agreed to certain standstill provisions.

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, including the target indications and status of each candidate and our development partners:

Main Therapeutic Candidates

BL-8040

The following paragraphs are a high-level summary of the therapeutic areas we are currently investigating for BL-8040:

Solid malignancies (e.g., pancreatic, gastric and non-small cell lung cancer). According to the Journal of Oncology Practice, in 2020 approximately 1 of every 19 people worldwide will be either diagnosed with a solid tumor or be a cancer survivor. According to the American Cancer Society, lung cancers are the most common type of cancer worldwide, while pancreatic cancers of all types are the third most common cause of cancer-related deaths in the United States. Pancreatic, gastric and non-small cell lung malignancies have high mortality rates and poor five-years survival prognosis. Novel, emerging therapeutic approaches for targeting solid tumors are being developed and tested. Combinational therapies of immune checkpoint inhibitors with immuno-oncology supporting agents are among the most promising experimental treatments for solid malignancies.

Acute Myeloid Leukemia (AML). AML is a cancer of the blood and bone marrow and is the most common type of acute leukemia in adults. The Surveillance, Epidemiology and End Results program, or SEER, of the National Cancer Institute estimates that approximately 21,000 new cases of AML were diagnosed in the United States in 2017. The first treatment line for patients with AML includes a combination of chemotherapy drugs and is called induction treatment. The median survival for AML patients receiving induction chemotherapy is less than two years, with shorter survival for patients over the age of 60 or for those with certain gene or chromosome aberrations. Due to relapsed or refractory disease (where the disease is not responsive to standard treatments), the overall five-year survival rate for AML is between 10 and 40 percent.

Stem-cell mobilization. High-dose chemotherapy followed by stem-cell transplantation has become an established treatment modality for a variety of hematologic malignancies, including multiple myeloma, as well as various forms of lymphoma and leukemia. Stem cells are mobilized from the bone marrow of the patient (i.e., autologous transplant) or donor (i.e., allogeneic transplant) using G-CSF, harvested from the peripheral blood by apheresis, and infused to the patient after chemotherapy. G-CSF is approved only for autologous use, although it is also used to mobilize and collect stem cells in the allogeneic setting on an off-label basis. This type of treatment often replaces the use of traditional surgical bone marrow harvesting, because the stem cells are easier to collect and the treatment allows for a quicker recovery time and fewer complications.

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

Preclinical Results.

In vitro and in vivo data show that BL-8040 binds CXCR4 at the low nanomolar range (1-10nM) and occupies it for prolonged periods of time (>48h). These studies have shown that BL-8040 mobilizes cancer cells from the bone marrow and may therefore detach these cells from survival signals in the bone marrow microenvironment as well as sensitize them to chemo- and bio-based anti-cancer therapies. In addition, BL-8040 directly induces apoptosis of cancer cells. BL-8040 was efficient, both alone and in combination with chemotherapy, in reducing malignant bone marrow cells and stimulating their cell death.

In August 2013, we announced that BL-8040 has been shown in preclinical trials to be effective for the treatment of thrombocytopenia, or reduced platelet production.

In December 2013, we presented preclinical data at the annual meeting of the American Society of Hematology (ASH), showing that BL-8040 directly inhibits AML cell growth and induces cell death, both in cell cultures and in mice engrafted with human AML cells. In addition, BL-8040 showed the ability to induce mobilization of AML cells from the bone marrow into the blood circulation, thereby enhancing the chemotherapeutic effect of ARA-C (one of the standard-of-care chemotherapies for AML). The data also showed that BL-8040’s effects were even more robust in cells harboring the FLT3 mutation, and a synergistic effect was observed when BL-8040 was combined with the FLT3 inhibitor AC220 (Quizartinib).

At the annual meeting of ASH in December 2016, detailed preclinical data on the mechanism-of-action by which BL-8040 directly induces apoptosis of AML cells was presented by Prof. Amnon Peled of the Hadassah Medical Center and Biokine. The results of the preclinical studies show that BL-8040 treatment in vivo triggered mobilization of AML blasts from their protective bone marrow microenvironment and induced their terminal differentiation, further supporting the data we presented at the American Association for Cancer Research annual conference earlier in 2016. In addition, the studies illustrate how BL-8040 increases the expression and activity of a special class of microRNA precursors termed miR-15a/16-1. These microRNA molecules have been previously linked to cancer, and shown to suppress the activity of several tumor-related pro-survival proteins. Therefore, by increasing the expression of miR-15a/16-1 microRNA molecules, BL-8040 decreases the expression of tumor-survival proteins and promotes tumor cell death. Importantly, in both in vitro and in vivo experiments, BL-8040 was found to synergize with a selective Bcl-2 inhibitor (Venetoclax) and an FLT3 inhibitor (Quizartinib, also known as AC220) in inducing AML cell death, pointing at potential drug combination treatments.

At the ASCO-SITC symposium in January 2018, we presented preclinical data showing that BL-8040 augments the ability of the immune system to fight cancer by increasing the infiltration of anti-tumor-specific T cells into the TME, resulting in decreased tumor growth and prolonged survival in a murine model of cancer. In the preclinical study, a murine model of cancer was used to assess the effects of BL-8040 in combination with a cancer vaccine that primes the immune system against the tumor. The results of the study show that combining BL-8040 with the cancer vaccine leads to a significantly enhanced anti-tumor immune response, which attenuates tumor growth and prolongs mouse survival better than either agent administered alone. The results go on to demonstrate that BL-8040 significantly increases the abundance of tumor-specific T cells in the TME, suggesting an explanation for the enhanced efficacy of the combination over either agent when administered alone.

Clinical Trials.

Solid tumors

In January 2016, we entered into a collaboration with MSD in the field of cancer immunotherapy. In the framework of this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT study, focusing on evaluating the safety and efficacy of BL-8040 in combination with KEYTRUDA, MSD’s anti-PD-1 therapy, in patients with metastatic pancreatic adenocarcinoma. Findings in the field of immuno-oncology suggest that CXCR4 antagonists such as BL-8040 may be effective in inducing the migration of anti-tumor T cells into the tumor micro-environment. KEYTRUDA is a humanized monoclonal antibody that works by blocking co-inhibitory T cell activation signals, thereby increasing the ability of the body’s immune system to help detect and fight tumor cells. KEYTRUDA blocks the interaction between PD-1 and its ligands, PD-L1 and PD-L2, thereby activating T lymphocytes, which may affect both tumor cells and healthy cells. The study is an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of BL-8040 and KEYTRUDA as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T cells into the tumor and their reactivity. According to the terms of our collaboration agreement with MSD, we are sponsoring and performing the COMBAT study and MSD is supplying its compound for purposes of the study. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.

Partial results from the BL-8040 monotherapy portion of this trial were presented at ASCO-GI in January 2018. These results show that BL-8040 was safe and well-tolerated, and that it induced an increase in the number of total immune cells in the peripheral blood, while the frequency of peripheral blood regulatory T cells (Tregs), known to impede the anti-tumor immune response, was decreased. In addition, analysis of available biopsies (N = 7) showed infiltration of effector T cells, known to attack cancer cells, into the tumor periphery and tumor micro-environment (TME). In this regard, the results show up to a 15-fold increase in CD3+ T cells, and up to a 2-fold increase in CD8+ T cells, in the TME of 43% (3/7) of the patients, after five days of BL-8040 monotherapy.

Top-line results from the trial are expected in the second half of 2018.

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

In September 2016, we entered into a collaboration with Genentech to support several Phase 1b/2 studies investigating BL-8040 in combination TECENTRIQ, Genentech’s anti-PDL1 cancer immunotherapy, in multiple cancer indications. Research findings in the field of immuno-oncology suggest that CXCR4 antagonists such as BL-8040 may be effective in inducing the migration of anti-tumor T cells into the tumor micro-environment. TECENTRIQ is a humanized monoclonal antibody designed to bind with a protein called PD-L1. TECENTRIQ is designed to bind to PD-L1 expressed on tumor cells and tumor-infiltrating immune cells, blocking its interactions with both PD-1 and B7-1 (CD80) receptors. By inhibiting PD-L1, TECENTRIQ may enable the activation of T cells, whose migration into the tumor may be enhanced by BL-8040. The clinical study collaboration between us and Genentech is part of MORPHEUS, Roche’s novel cancer immunotherapy development platform. MORPHEUS is a phase 1b/2 adaptive platform to assess the efficacy and safety of combination cancer immunotherapies. Upon completion of the planned Phase 1b/2 studies, both parties will have the option to expand the collaboration to include a pivotal registration study.

In July 2017, Genentech commenced a Phase 1b/2 trial to evaluate the combination of TECENTRIQ and BL-8040 in metastatic pancreatic ductal adenocarcinoma. In September 2017, Genentech commenced an additional Phase 1b/2 trial to evaluate the combination of TECENTRIQ and BL-8040 in gastric cancer. Up to 40 patients are planned to be enrolled in each of these studies. Each study will be multicenter, randomized, controlled and open-label, intended to evaluate the clinical response, safety and tolerability, as well as multiple pharmacodynamic parameters, of the drug combination. Initially, patients will receive BL-8040 injections as priming monotherapy, after which they will receive both BL-8040 and TECENTRIQ, and continue with multiple treatment cycles for up to two years or until disease progression, clinical deterioration or unacceptable toxicity. A third Phase 1b/2 study in lung cancer is expected to commence under this collaboration in 2018.

AML

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

Results show that treatment with BL-8040 in combination with high-dose Ara-C, or HiDAC, was safe and well tolerated at all doses tested up to and including the highest dose level of 2.0 mg/kg. Response to treatment was associated with efficient CXCR4 inhibition, resulting in high mobilization of blasts and induction of their differentiation. The composite complete remission rate, including both CR and CRi, was 38% in subjects receiving up to two cycles of BL-8040 treatment at doses of 1 mg/kg and higher (n=39). In the 1.5 mg/kg dose selected for the expansion Phase of the study (n=22), the composite complete remission rate was 41%. These response rates are superior to the historical response rate of approximately 20% reported for high-risk AML patients treated with Ara-C alone. The ongoing follow-up of patients participating in the study’s expansion Phase and responding to the combination treatment suggests long durability of the remissions achieved, with two-thirds of these patients still alive, based on a follow-up period to date of up to 12 months. Results further show that BL-8040 monotherapy had a substantial therapeutic effect. Treatment with BL-8040 as a single agent triggered robust mobilization of AML blasts from the bone marrow to the peripheral blood stream, and the extent of mobilization was correlated with a positive response to treatment. The preferential mobilization of AML blasts over normal cells (4.7-fold vs. 1.4-fold, respectively) was further confirmed by analysis using the fluorescence in situ hybridization, or FISH, technique in a subset of patients. In addition, BL-8040 monotherapy resulted in a 40% increase in AML blast apoptosis.

In December 2017, we announced positive overall survival data from the long-term follow-up part of the r/r AML study. The results demonstrate that the combination of BL-8040 with HiDAC in the tested patient population significantly improved overall survival, compared with historical data of HiDAC monotherapy. Median overall survival was 11.1 (1-28) months, the estimated one-year survival rate was 37.5% and the estimated two-year survival rate was 28.5%, compared to historical data for patients treated only with HiDAC showing overall survival of approximately 6.1 months. Furthermore, the subset of patients exhibiting a response showed prolonged overall survival, with estimated one-year and two-year survival rates of 60%.

In order to test a second AML treatment line, we commenced a Phase 2b trial in Germany as a consolidation treatment for AML patients who have responded to standard induction treatment. This study is examining BL-8040 as part of a second stage treatment, termed consolidation therapy, to improve outcomes for the approximately 70% of AML patients who have achieved remission after the standard initial treatment regimen, known as induction therapy. The consolidation therapy is aimed at eliminating the minimal residual disease left in the bone marrow after induction therapy that can lead to relapse in 40-60% of the patients within 12-18 months after entering remission.

The Phase 2b trial, which is being conducted in collaboration with the University of Halle as sponsor and with the participation of two large leukemia study groups in Germany, is a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of BL-8040 in addition to standard consolidation therapy in AML patients. The primary endpoint of the study is to compare the RFS time in AML subjects in their first remission during a minimum follow-up time of 18 months after randomization. In addition, pharmacodynamic measurements will be conducted in order to assess the minimal residual disease, and biomarker analyses will be performed to identify predictors of BL-8040 response. The study will enroll up to 194 patients at up to 25 sites in Germany and five sites in the Czech Republic. AML patients between 18 and 75 years of age with documented first remission will be randomized in a 1:1 ratio to receive high dose Cytarabine, either with BL-8040 or with a matching placebo, as consolidation therapy. We are considering performing an interim analysis on this study in the second half of 2018, with top-line results expected in 2020.

In September 2017, we initiated a Phase 1b/2 trial in AML as part of the collaboration with Genentech referred to above in “ — Solid tumors.” The trial, known as the BATTLE study, will focus on the maintenance treatment of patients with intermediate- and high-risk AML who have achieved a complete response following induction and consolidation therapy. Up to 60 patients are planned to be enrolled in this multicenter, single arm, open-label study, to evaluate the relapse-free survival, minimal residual disease status, safety and tolerability of the combination of BL-8040 and TECENTRIQ for maintenance treatment in AML patients. The study’s primary endpoint is to assess whether the combination of BL-8040 and TECENTRIQ prolongs relapse free survival. In addition, the effect of the combination therapy on minimal residual disease, multiple immunological parameters, and potential biomarkers will be evaluated. The trial is planned to take place at approximately 22 sites in the U.S., Europe and Israel. Top-line results from this study are expected in 2019.

Stem-cell mobilization

In a Phase 1/2a, open-label, dose escalation, safety and efficacy clinical trial in 18 multiple myeloma patients, BL-8040 demonstrated an excellent safety profile at all doses tested and was highly effective in combination with G-CSF, in the mobilization of hematopoietic stem cells and white blood cells from the bone marrow to the peripheral blood. All patients receiving transplants (n=17) exhibited rapid engraftment, with median time to neutrophil and platelet recovery of 12 and 14 days, respectively, at the highest dose given (0.9 mg/kg).

In March 2015, we announced successful top-line results from a Phase 1 trial for BL-8040 as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation, where they can be harvested for transplant supporting the treatment of hematological indications. The study was conducted at the Hadassah Medical Center in Jerusalem. It was performed on healthy volunteers and consisted of two parts. The first part of the study was a randomized, double-blind, placebo-controlled, dose-escalation study in three cohorts of eight participants each, with each participant receiving two consecutive injections of BL-8040. Results show that BL-8040 is safe and well tolerated up to a dose of 1 mg/kg, and that dramatic mobilization of hematopoietic stem and progenitor cells, or HSPCs, was observed across all doses tested. The robust mobilization supports the further use of a single injection of BL-8040 for HSPC collection.

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

In March 2016, we announced the initiation of a Phase 2 trial for BL-8040 as a novel approach for the mobilization and collection of bone marrow stem cells from the peripheral blood circulation. The open-label study is being conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology, and will enroll up to 24 donor/recipient pairs, aged 18-70. The trial is designed to evaluate the ability of BL-8040, as a single agent, to promote stem-cell mobilization for allogeneic transplantation. On the donor side, the primary endpoint of the study is the ability of a single injection of BL-8040 to mobilize sufficient amounts of cells for transplantation following up to two apheresis collections. On the recipient side, the study aims to evaluate the functionality and engraftment following transplantation of the BL-8040 collected graft. The study will also evaluate the safety and tolerability of BL-8040 in healthy donors, as well as graft durability, the incidence of grade 2-4 acute graft versus host disease (GVHD), and other recipient-related parameters in patients who have undergone transplantation of hematopoietic cells mobilized with BL-8040.

In March 2017, we announced positive interim results from the first part of the study. This part initially enrolled 10 donor and recipient pairs, consisting of patients with advanced hematological malignancies and their sibling donors matched for human leukocyte antigen. Interim results show that a single injection of BL-8040 mobilized sufficient amounts of cells required for transplantation at a level of efficacy similar to that achieved by using 4-6 injections of G-CSF, the current standard of care. Furthermore, all recipients transplanted so far have experienced a successful neutrophil engraftment. The recipients will be followed for one year to assess acute and chronic GVHD events. As for the donors, BL-8040 treatment was safe and well tolerated. Top-line results for this study are expected in mid-2018.

In December 2017, we initiated a Phase 3 registration study for BL-8040 in autologous stem-cell mobilization. The trial, known as the GENESIS study, is a randomized, placebo-controlled, multicenter study, evaluating the safety, tolerability and efficacy of BL-8040 and G-CSF, compared to placebo and G-CSF, for the mobilization of HSCs for autologous transplantation in multiple myeloma patients. The study is expected to commence with a lead-in period for dose confirmation, which will include 10-30 patients, and progress to the placebo-controlled main part, which is designed to include 177 patients in more than 15 centers. Treatment will include 5-8 days of G-CSF, with a single dose of BL-8040 or placebo on day 4 and an optional additional dose of BL-8040 or placebo on day 6. Apheresis for stem cell collection will be performed on day 5. Further apheresis sessions may be conducted if needed in order to reach the benchmark of ≥ 6x106 mobilized CD34+ cells. The primary objective of the study is to demonstrate that BL-8040 on top of G-CSF is superior to G-CSF alone in the ability of mobilize ≥ 6x106 CD34+ cells in up to two apheresis sessions. Secondary objectives include time to engraftment of neutrophils and platelets and durability of engraftment, as well as other efficacy and safety parameters. Partial results from the lead-in, dose-confirmation part of the study are expected in mid-2018. Top-line results of this study are expected in 2020.

At the annual meeting of ASH in December 2017, clinical data supporting BL-8040 as a robust mobilizer of hematopoietic stem cells, or HSCs, associated with long-term engraftment was presented by Prof. Amnon Peled. HSCs are cells found in the bone marrow, peripheral blood, or umbilical cord blood, that are responsible for generation and replenishment of all blood cell progenitors and eventually mature cells. We believe that HSC engraftment is therefore beneficial for a variety of therapeutic purposes, such as transplantation for people with hematological malignancies or for the therapy of blood or immune system disorders. The success of long-term HSC engraftment depends largely on the amount and quality of HSCs (CD34+ CD38- CD45RA- CD90+ CD49f+), but these specific cells are rare, making it difficult to collect large numbers of these HSCs. The data presented demonstrate that human CD34+ cells from BL-8040-mobilized grafts contain high numbers of HSC (CD34+, CD38-, CD45RA-, CD90+, CD49f+) associated with long-term engraftment, compared to cells mobilized by granulocyte colony stimulating factor (G-CSF). An associated in vivo study further showed that BL-8040-mobilized HSCs can successfully engraft the bone marrow and spleen of immunodeficient mice. In addition, a robust long-term engraftment of BL-8040-mobilized human CD34+ cells was seen in these mice.

AGI-134

AGI-134 entered our pipeline following our acquisition of Agalimmune in March 2017. The compound is a synthetic alpha-gal immunotherapy in development for solid tumors. AGI-134 harnesses the body’s pre-existing, highly abundant, anti-alpha-gal, or anti-Gal, antibodies to induce a systemic, specific anti-tumor response to the patient’s own tumor neo-antigens. This response not only kills the tumor cells at the site of injection, but also brings about a durable, follow-on, anti-metastatic immune response. Alpha-gal is a cell-surface carbohydrate antigen that is not expressed by humans, unlike virtually all other mammals and bacteria. Therefore, humans universally produce and maintain high levels of anti-Gal antibodies, due to exposure to alpha-gal on bacteria in the digestive system.

AGI-134 is injected into the tumor, where it coats the tumor cell membranes, resulting in alpha-gal being exposed on the tumor cell surface. Anti-Gal antibodies bind to the alpha-gal part of AGI-134 to produce an initial immune response that activates complement-dependent and antibody-dependent cellular cytotoxicity (cell death). This cytotoxicity generates immune-tagged cells and cellular debris that trigger an uptake of tumor-associated antigens by antigen-presenting cells (APCs). These APCs induce a follow-on systemic immune response by the activation and clonal expansion of T cells to the patient’s own neo-antigens. This approach not only targets the primary injectable tumor, but has also demonstrated efficacy against existing distant secondary tumors. Furthermore, the mechanism of action suggests the potential of long-term protection against future metastases.

The compound has completed numerous preclinical studies, demonstrating robust protection against the development of secondary tumors in a model of melanoma with a single dose only. Synergy has also been demonstrated in additional preclinical studies when combined with a PD-1 immune checkpoint inhibitor, offering the potential to broaden the utility of such immunotherapies and improve the rate and duration of responses in multiple cancer types. A 28-day, repeated-administration GLP toxicology study in monkeys with AGI-134 has also been successfully completed.

At ASCO-SITC in January 2018, we presented preclinical findings demonstrating successful results in the treatment of primary tumors. Intratumoral administration of AGI-134 induced regression of established tumors in two murine melanoma models. Moreover, treatment with AGI-134 showed a beneficial effect on survival, compared to the control group, with fewer mice dying or requiring euthanasia due to tumor burden. In addition, the results show that injection of AGI-134 into the tumors induces activation of the complement system, an important component of the innate immune system. Activation of the complement system within tumors by AGI-134 is predicted to destroy tumor cells and create a pro-inflammatory tumor microenvironment that attracts and activates other immune cells, ultimately resulting in adaptive anti-tumor immunity.

AGI-134 is now in near-clinical development, and we expect to commence a first-in-man study using AGI-134 in patients with solid tumors in mid-2018. Discussions about clinical trials have been held with both the FDA and the U.K. Medicines and Healthcare Products Regulatory Agency.

Commercialized Product

BL-5010

BL-5010 is a novel medical device containing an acidic, aqueous solution and applicator for the non-surgical removal of benign skin lesions. It offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Since the treatment is non-invasive, it poses minimal infection risk and eliminates the need for anesthesia, antiseptic precautions and bandaging. The pre-filled device controls and standardizes the volume of solution applied to a lesion, ensuring accurate administration directly on the lesion and preventing both accidental exposure of the healthy surrounding tissue and unintentional dripping. It has an ergonomic design, making it easy to handle, and has been designed with a childproof cap. BL-5010 is applied topically on a skin lesion in a treatment lasting a few minutes with the pen-like applicator and causes the lesion to gradually dry out and fall off within one to four weeks. We have received European confirmation from British Standards Institute of the regulatory pathway classification of BL-5010 as a Class IIa medical device. We in-licensed the exclusive, worldwide rights to develop, market and sell BL-5010 from IPC in November 2007.

Development and Clinical History. We originally developed BL-5010 for the treatment of skin lesions such as seborrheic keratosis, or SK, and actinic keratosis. Clinically diagnosed skin lesions, or a growth or patch of skin that does not resemble the area surrounding it, are very common and often constitute a cosmetic and functional annoyance. Moles and warts are other examples of skin lesions. In 2009 and 2010 we conducted a successful Phase 1/2 clinical trial in 60 patients with SK in Germany and the Netherlands to assess the safety and efficacy of BL-5010 in completely removing the lesion and to assess the cosmetic outcome of the novel treatment. A pivotal, CE Mark registration trial for BL-5010 had been planned for 2014. However, during discussions with potential partners for the development and commercialization of BL-5010, we learned that they had more interest in the possibilities of BL-5010 for OTC indications than in its use by physicians for SK and other lesions. In December 2014, we entered into the out-licensing arrangement with Perrigo described below and the development activities for BL-5010 will be restricted for the time being to OTC indications.

Development and Commercialization Arrangement. In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo for the rights to BL-5010 for OTC, indications in Europe, Australia and additional selected countries. We retain the OTC rights to BL-5010 in the United States and the rest of the world, as well as the non-OTC rights on a global basis. Under our out-licensing arrangement with Perrigo, Perrigo is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Perrigo will sponsor and manufacture BL-5010 in the relevant regions. Perrigo will pay us an agreed amount for each unit sold, and we will be entitled to certain commercial milestone payments. In addition, we will have full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights. In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial product launch of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016.

As a result of our out-licensing arrangement, as well as the previous discussions with other potential partners for this product, the development activities for BL-5010 are currently focused on OTC indications. However, we may decide to continue development of BL-5010 for non-OTC indications, including, but not limited to, SK, or for OTC indications in territories not out-licensed to Perrigo, primarily the U.S.

Other Therapeutic Candidates

BL-1040

BL-1040 (now called “Bioabsorbable Cardiac Matrix,” or BCM), is a novel, resorbable polymer solution for use in the prevention of ventricular remodeling that may occur in patients who have suffered an acute myocardial infarction, or AMI. BL-1040 was being developed as a medical device. We entered into an out-licensing arrangement for BL-1040 with the predecessor of Bellerophon Therapeutics, Inc., or Bellerophon, in 2009. Under this arrangement, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. In July 2015, Bellerophon reported top-line results from PRESERVATION I, a CE mark registration clinical trial for BCM, showing no statistically significant difference between patients treated with BCM versus placebo for both the primary and the secondary endpoints of the study. Bellerophon is considering further exploratory work for the compound. We in-licensed BL-1040 from B.G. Negev Technologies and Applications Ltd., or B.G. Negev, in 2005.

BL-9020

BL-9020 is a novel monoclonal antibody treatment designed to prevent immune-mediated destruction of insulin-producing beta cells in the pancreas. The treatment was developed to treat Type 1 diabetes in early stage patients, during what is known as the “honeymoon period,” where the pancreatic beta cells have not been completely destroyed and continue to secrete insulin. BL-9020 targets NKp46, a unique target that is involved in the innate response against the pancreas. Preclinical studies in mouse models of Type 1 diabetes suggest that BL-9020 can inhibit beta cell death, thus preventing full maturation of the disease. This effect could significantly delay, and potentially prevent, the need for chronic insulin use by Type 1 diabetes patients, as well as provide a potential benefit in minimizing diabetes-related complications. Based on its mechanism of action, additional therapeutic indications may be relevant to BL-9020 as well, and we are currently evaluating these additional indications. We in-licensed BL-9020 from the Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum; B.G. Negev; and Hadasit Medical Research Services and Development Ltd., or Hadasit (the technology transfer company of Hadassah Medical Organization).

BL-1230

BL-1230 is a cannabinoid receptor type 2 (CB2R) intended as a novel anti-inflammatory treatment for Dry Eye Syndrome (DES). DES is one of the most prevalent ophthalmic medical conditions, but currently, treatment options are very limited, and include constant rehydration with artificial tears and local immunosuppressants. The involvement of CB2R in immune modulation is well established, and preclinical studies in three ocular inflammatory models have demonstrated that BL-1230 eye drops have significant anti-inflammatory activity, which attenuates the pathology and improves histological outcomes. In addition to DES, we intend to explore the potential use of this compound in systemic inflammatory conditions. We in-licensed BL-1230 in 2016 from Yissum.

BL-1230 was in-licensed under the framework of our strategic collaboration with Novartis for the screening and development of novel drug candidates.

Termination of Therapeutic Candidates

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. In line with this strategy, during 2017 and the period subsequent thereto through the date of this report, we terminated one clinical stage and two preclinical stage therapeutic candidates.

BL-7010 was a novel, non-absorbable, orally available, high-molecular-weight co-polymer intended for the treatment of celiac disease and gluten sensitivity. Over the last two years, we invested significant efforts in examining alternative development and commercialization pathways for BL-7010 in addition to the celiac disease pathway, including as a food supplement, in order to potentially address the multi-billion-dollar market for gluten sensitivity. At the same time, we continued to evaluate the pathway for celiac disease in Europe. However, it became apparent that in light of the scientific and regulatory challenges attending the development of a drug for gluten sensitivity in general and celiac disease in particular, the probability of success for BL-7010 in any pathway was low. In view of our decision to focus on immuno-oncology, we concluded that it would be preferable not continue to invest in research and development efforts related to BL-7010 and to allocate resources and management attention to projects that have a higher probability of succeeding. Therefore, we terminated the project in early 2017.

BL-1210 was a mechanism intended for the treatment of liver fibrosis, and in particular, non-alcoholic steatohepatitis, or NASH. BL-1220 was an orally administered, novel composition of sodium alginate, intended as a treatment for various liver failure conditions such as end-stage liver disease and for conditions potentially leading to liver failure such as NASH. These two preclinical projects were terminated due to lack of efficacy and other scientific considerations as well as market considerations.

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

We have established relationships with various universities, academic and research institutions and biotechnology companies that permit us to identify and select compounds at various stages of clinical and preclinical development. Initially, we focused on Israeli institutions as the primary source of our therapeutic candidates. In Israel, we established close relationships with the Technion – Israel Institute of Technology, or Technion, Ben-Gurion University of the Negev, Hebrew University of Jerusalem, Tel Aviv University, Bar Ilan University and the Weizmann Institute. More recently, we have begun to source therapeutic candidate opportunities worldwide. Although our focus since inception has been on identifying early development stage therapeutic candidates, over the last few years we have begun evaluating clinical and later-stage preclinical candidates in order to introduce therapeutic candidates with a greater potential for clinical success to our pipeline.

Once we identify a candidate, it enters our internal evaluation system and undergoes our rigorous selection process. We employ internal research efforts to evaluate candidates. We evaluate each compound’s potential for success by looking at the candidate’s efficacy, safety, total estimated development costs, technological novelty, patent status, market potential and approvability. Following evaluation and diligence, as necessary, a therapeutic candidate may also be evaluated by disease-specific advisors for external scientific review. At each step of the process, a therapeutic candidate is subjected to critical evaluation and potential termination. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success.

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

Our development approach focuses on identifying and following what we believe will be successful pathways to commercialization. Our team has the expertise to move our candidates through all Phases of preclinical and clinical development. Our staff includes professionals with extensive experience in drug development, chemistry, manufacturing and controls, or CMC, preclinical experimentation, clinical development, regulatory affairs, intellectual property protection and business development. We perform our development activities in our laboratory or outsource these activities to contract research organizations, or CROs, that meet applicable regulatory standards. Following the generation of sufficient preclinical data, applications to regulatory authorities for the initiation of clinical trials are submitted. Phase 1 and 2 clinical trials are then conducted to demonstrate clinical proof of safety and efficacy. Following this stage of development, we usually seek either to sublicense the therapeutic candidate to a pharmaceutical partner or, in certain circumstances, we may elect to complete development by ourselves. To the extent we in-license later stage compounds, we may eliminate certain of these development efforts.

Collaboration and Out-Licensing Agreements

Investment and Collaboration Agreement with Novartis

In December 2014, we entered into a multi-year strategic collaboration agreement with Novartis designed to facilitate development and commercialization of Israeli-sourced drug candidates. Novartis will evaluate projects identified and presented by us for co-development and potential future licensing under the collaboration. We intend to co-develop a number of preclinical and early clinical therapeutic projects through clinical proof-of-concept. We currently have one preclinical project, BL-1230, that we are developing in the framework of this collaboration. As part of the collaboration agreement, Novartis made an initial equity investment in BioLineRx of $10 million, and as of year-end, holds approximately 5% of our outstanding share capital.

Collaboration Agreements with MSD and Genentech

See “— Main Therapeutic Candidates — BL-8040 — Clinical Trials — Solid tumors” for details regarding our collaborations with MSD and Genentech.

Out-Licensing Agreement with Perrigo

In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo for the rights to BL-5010 for OTC indications in Europe, Australia and additional selected countries, or collectively, the Territory. We will retain all OTC rights to BL-5010 in the United States and the rest of the world, as well as all non-OTC rights on a global basis. Perrigo fulfilled its obligation to launch a licensed product commercially in the Territory in 2016. In addition, Perrigo is obligated to use commercially reasonable best efforts to obtain regulatory approval in the Territory for at least one more OTC indication and to commercialize BL-5010 for that indication.

Perrigo has the right to sublicense BL-5010 in arm’s-length transactions consistent with the terms and conditions of its license agreement with us. In certain agreed-on countries in the Territory, Perrigo is obligated to commercialize licensed products itself, through its affiliates or through sublicensees approved by us; in other countries in the Territory, Perrigo does not need our prior written approval for sublicensing but must provide us with a copy of the executed sublicense agreement.

Perrigo is obligated to pay us an agreed amount for each unit sold, and we will be entitled to certain commercial milestone payments. We must pay a portion of all net consideration we receive from Perrigo, within our standard range of sublicense receipt consideration, to IPC, the company from which we initially in-licensed the development rights to BL-5010. See “— In-Licensing Agreements — BL-5010.”

We have the right to prosecute and maintain the patents for BL-5010 in the Territory, and Perrigo will bear the cost of all renewal fees fee for patents and the other costs of prosecution and maintenance up to an agreed limit.

We will have full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights.

Our agreement with Perrigo will continue in effect until the cessation of all commercialization in the Territory. After the fifth anniversary of the first commercial sale of a licensed product, either party may terminate the agreement by giving at least 18 months’ prior written notice to the other party. Either party may terminate the agreement (a) by providing 60 days’ written notice of a material breach of the agreement by the other party if the breaching party does not cure the breach during that time or (b) with immediate effect on written notice to the other party if there is a change of control of the other party. The parties have agreed that the announced acquisition of Perrigo by Perrigo Company Plc is a change of control event that will not give rise to a right on our part to terminate the license agreement. In addition, we have the right to terminate the agreement if Perrigo does not fulfill any of its obligations of diligence with respect to launching a licensed product or obtaining regulatory approval for, and commercializing, licensed products as described above.

Other Out-licensing/Collaboration Agreements

iPharma

In 2016, we established a joint venture with I-Bridge Capital, a Chinese venture capital fund focused on developing innovative therapies in China. The joint venture, named iPharma, is focusing on the development of innovative clinical and preclinical therapeutic candidates to serve the Chinese and global healthcare markets. In accordance with the terms of the joint venture agreement, each partner has provided seed capital of $1 million to the venture. As of the date of this report, iPharma has licensed exclusive worldwide rights to one clinical-stage asset and one preclinical stage asset. The clinical-stage asset, licensed from Boehringer Ingelheim, is a focal adhesion kinase inhibitor (FAKi), being developed for multiple solid tumors. Additional therapeutic candidates for indications that are of special interest for the Chinese population are being screened and, if found suitable, will be in-licensed by iPharma for further development and commercialization in China and possibly in other countries as well. iPharma expects to raise the funds needed to develop its pipeline primarily from third-party investors. In this regard, we do not expect to invest material additional capital in iPharma.

JHL

In January 2014, we signed a collaboration agreement with JHL Biotech, or JHL, a biopharmaceutical company that develops, manufactures, and commercializes biologic medicines, pursuant to which we will collaborate with JHL in the development and commercialization of BL-9020, a novel monoclonal antibody for the treatment of Type 1 diabetes. JHL will be responsible for all process development and manufacturing of BL-9020 during its preclinical and clinical development stages, and we will be responsible for all preclinical development of BL-9020. Responsibility for clinical development of BL-9020 will be shared by the parties on a regional basis. Under the terms of the agreement, JHL will have global manufacturing rights to BL-9020, along with development and commercialization rights in China and Southeast Asia, or the JHL Territory, and we will have development and commercialization rights in the rest of the world. In all development and manufacturing of BL-9020, JHL will adhere to FDA guidelines and regulations. Each party will have rights to all development and regulatory data generated under the agreement in order to commercialize BL-9020 in its respective territory.

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

MaRS Innovation

In May 2016, we entered into a collaboration with MaRS Innovation, the commercialization agent for 15 of Toronto’s top academic institutions. Under the terms of the agreement, we intend to review innovative projects and assets of startup companies originating from MaRS Innovation’s members, to identify in-licensing, co-development or other partnering opportunities.

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

•
Royalty payments. To the extent we elect to complete the development, licensing and marketing of a therapeutic candidate, we are generally required to pay our licensors royalties on the sales of the end drug product. These royalty payments are generally based on the net revenue from these sales. In certain instances, the rate of the royalty payments decreases upon the expiration of the drug’s underlying patent and its transition into a generic drug. Certain of our agreements provide that if a licensed drug product is developed and sold through a different corporate entity, the licensors may elect to receive shares in such company instead of a portion of the royalties.

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

Before we in-licensed BL-8040, Biokine had received funding for the project from the IIA, and as a condition to IIA giving its consent to our in-licensing of BL-8040, we were required to agree to abide by any obligations resulting from such funding. However, if we become legally required to make payments to the IIA in respect of grants made to Biokine, we have the right to offset the full amount of such grants from any payments otherwise due to Biokine as sublicensing royalties as described above.

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

The agreement will remain in effect until the expiration of all of our royalty and sublicense revenue obligations to Biokine, determined on a product-by-product and country-by-country basis. We may terminate the agreement for any reason on 90 days’ prior written notice to Biokine. Either party may terminate the agreement for a material breach by the other party if the breaching party is unable to cure the breach within 30 days after receiving written notice of the breach from the non-breaching party. With respect to any termination for a material breach, if the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, either party may terminate the agreement upon the occurrence of certain bankruptcy events.

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

The Agalimmune Development Agreement provides the selling shareholders with a reversionary option, in the event of a breach of that agreement and certain other limited triggering events, that permit the selling shareholders to re-acquire our equity interests in Agalimmune for nominal consideration. See “Risk Factors — Risks Related to Our Business Regulatory Matters — If we do not meet the requirements under our agreement with the Agalimmune selling shareholders, we could lose the rights to the therapeutic candidates in Agalimmune’s pipeline, including but not limited to AGI-134.”

License from the University of Massachusetts

In 2013, Agalimmune entered into an exclusive license agreement with the University of Massachusetts which was amended and restated in February 2017, for rights to intellectual property related to AGI-134. Pursuant to the agreement, Agalimmune has an exclusive, worldwide, royalty-bearing, sublicensable license to develop, manufacture, use, import and sell licensed products. Agalimmune is obligated to use diligent efforts to develop the licensed products and to introduce them into the commercial market. The agreement sets forth specific development milestones that Agalimmune is required to fulfill. In consideration of the grant of the license, Agalimmune is obligated to pay upfront license fees, annual maintenance fees, milestone payments, and low, single digit royalty payments on the net sales of licensed products. In addition, the agreement provides that following a change of control event, Agalimmune will allot to the University 6% of its shares on a fully diluted basis. The agreement will remain in full effect until the later of expiration or abandonment of all valid claims in the licensed patents or 10 years from the date of first sale of a licensed product. Agalimmune may terminate the agreement for any reason on 90 days’ prior written notice to the University.

License from Kode Biotech

In March 2015, Agalimmune entered into an evaluation license and option agreement with Kode Biotech for the rights to intellectual property related to certain water dispersible glycan-lipid conjugates (the “KODETM Constructs”), including AGI-134. Pursuant to the agreement, Agalimmune had an exclusive license to pursue preclinical assessment of the use of the KODETM Constructs in Agalimmune’s method of promoting tumor anticancer therapy, and the exclusive right to require Kode Biotech to grant Agalimmune an exploitation license to pursue clinical development and commercialization of the use of the KODETM Constructs in its method.

In September 2017, Agalimmune exercised its option to enter into a license agreement with Kode Biotech that, when executed, will grant Agalimmune a worldwide, exclusive, royalty-bearing transferable license to develop, manufacture, use, import and sell licensed products, including AGI-134. Agalimmune will be obligated to use reasonable, diligent efforts to develop licensed products and to introduce licensed products into the commercial market. In consideration of the grant of the license, Agalimmune paid a license issue fee and will be obligated to pay annual maintenance fees, milestone payments and low, single digit royalty payments on the net sales of the licensed products. Agalimmune will also have the right to grant sublicenses for the licensed technology and is required to pay Kode Biotech a payment based on the revenues from sublicense net sales. The agreement will remain in effect, unless terminated earlier in accordance with its terms, until the later of expiration or abandonment of all enforceable patent claims within the licensed patents.

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

Termination of the agreement will result in a loss of all of our rights to the licensed technology, which would revert to IPC. In addition, any sublicense of the licensed technology will terminate provided that, upon termination, at the request of the sublicensee, IPC is required to enter into a license agreement with the sublicensee on substantially the same terms as those contained in the sublicense agreement.

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

Patents

As of March 1, 2018, we owned or exclusively licensed for uses within our field of business 25 patent families that collectively contain over 58 issued patents, one allowed patent application and over 85 pending patent applications relating to the three candidates listed below. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our three main therapeutic candidates are described below and include both issued patents and pending patent applications we exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

•
With respect to BL-8040, we have an exclusive license to two patent families that cover the molecule that is the active ingredient of our proprietary drug. Patents and patent applications of these families have been granted or are pending in the U.S., Europe, Japan and Canada. The patents and any patents to issue in the future based on pending patent applications in these families will expire in 2023 (in the U.S.) and 2021 (in other countries), plus any applicable patent term extension, which may add an additional term of up to 5 years on the patent. In addition, we have an exclusive license to seven other patent families pending worldwide directed to the use of BL-8040 for the treatment of certain types of cancer and other indications. Furthermore, we have Orphan Drug status for both AML and stem-cell mobilization, as well as data exclusivity protection afforded to BL-8040 as a new chemical entity, or NCE.

•
With respect to AGI-134, Agalimmune owns or has an exclusive license to three patent families that cover a genus of compounds including AGI-134, methods of using compounds, including AGI-134, and for a pharmaceutical composition that contains AGI-134. Patents have been granted in the families that cover a genus of compounds including AGI-134 and methods of using compounds including AGI-134, in the United States and Japan and will expire in 2025 and 2026. Applications in these families are pending in China, Europe, and other countries that would have the same expiration, if granted. Patent applications are pending in the third family in the U.S., China, Europe, Japan, and other countries that, if granted, would cover a pharmaceutical composition that contains AGI-134 and expire in 2035. In addition, the future drug product could be eligible for obtaining regulatory NCE exclusivity (five years data exclusivity in the U.S., 10-11 years marketing exclusivity in Europe, eight years marketing exclusivity in Japan).

•
With respect to BL-5010, we have an exclusive license to a patent family directed to a novel applicator uniquely configured for applying the BL-5010 composition to targeted skin tissue safely and effectively. Patents applications of this family are pending in the U.S., Israel, Europe, Japan, Canada, China, Russia and Australia. Patents to issue will expire in 2034.

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

Manufacturing

Our laboratories, which are located in our headquarters in Modi’in, Israel are in part compliant with FDA regulations setting forth current good laboratory practices, or GLP. However, they are not compliant with cGMP and therefore we cannot independently manufacture drug products for our current clinical trials or, if we choose to do so, commercialize therapeutic candidates ourselves. The suppliers of the drug substances used for our current clinical trials do have these necessary approvals. We have limited personnel with experience in drug or medical device manufacturing and we lack the resources and capabilities to manufacture any of our therapeutic candidates on a commercial scale.

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

BL-8040

There are a number of potentially competitive compounds under development that act as CXCR4 inhibitors, including, among others, Mozobil® (plerixafor), which is being marketed by Sanofi Genzyme as a stem cell mobilizer for autologous stem-cell transplantation; LY-2510924, which is being developed by Eli Lilly & Co; BMS-936564 (MDX-1338; ulocuplumab) developed by Bristol-Myers Squibb; TG-0054 (burixafor) developed by TaiGen Biotechnology Co; POL-6326 (balixafortide) developed by Polyphor Ltd.; X4P-001 developed by X4 Pharmaceuticals Inc.; GMI-1271 developed by Glyco-Mimetics Inc. and USL-311developed by Proximagen Group.

Immuno-oncology is an area of great interest in the pharmaceutical market, specifically, immuno-oncology combination therapies. Currently there are hundreds of immuno-oncology combinations being tested in clinical trials. Recently, there has been growing attention to the combination of immuno-oncology agents with chemokines such as CXCR4 antagonist. Such combination therapies currently in development are BMS-936564 in combination with Opdivo® (nivolumab marketed by Bristol-Myers Squibb); X4P-001 in combination with Opdivo and X4P-001 in combination with KEYTRUDA. These combination therapies, among others, could potentially compete with the combinations of BL-8040 with KEYTRUDA and BL-8040 and TECENTRIQ.

If approved, BL-8040 will compete with currently approved treatments for AML that include chemotherapy (doxorubicin, cytarabine, vincristine), radiation therapy, stem-cell transplantation and the hypomethylating agents Dacogen® (decitabine, Eisai and Johnson & Johnson) and Vidaza® (azacitidine, Celgene). Other approved drugs for AML are Vyxeos® (liposomal cytarabine and daunorubicin, Jazz Pharmaceuticals); Idhifa® (enasidenib, Agios Pharmaceuticals Inc. and Celgene Corp); and Venclexta® (venetoclax, AbbVie Inc.).

In addition there are a number of potentially competitive compounds in development to treat AML including, among others, Qinprezo (vosaroxin, Sunesis Pharmaceuticals); F-14512 (Pierre Fabre); pacritinib (CTI BioPharma Corp, pre-registration); Odomzo® (sonidegib), Mekinist (trametinib) and uprosertib developed by Novartis; Selinexor (Karyopharm Therapeutics and Ono Pharmaceutical Co Ltd.); Velcade (bortezomib, Janssen and Takeda); Revlimid (lenalidomide, Celgene and BeiGene Co Ltd.); Tarceva (erlotinib, Roche Astellas and Chugai); Zolinza (Vorinostat, Merck and Co.); SGI-110 (guadecitabine sodium, Astex Pharmaceuticals); Pracinostat (MEI Pharma); sapacitabine (Cyclacel Pharmaceuticals Inc.); idasanutlin (Ro-5503781, Roche Holding AG); and CX-01 (Cantex Pharmaceuticals). Some of these treatments are being developed for specific AML patient populations and lines of treatment and not for the entire AML population: e.g. quizartinib (Ambit Biosciences) as treatment for FLT3-ITD mutated AML patients; Nexavar (sorafenib, Bayer); midostaurin (Novartis, pre-registration) and ASP-2215 (gilteritinib, Astellas Pharma Inc.). Some of these treatments can be developed for administration to AML patients in combination with BL-8040.

In the field of stem-cell mobilization, in addition to the above-referenced Mozobil, there are a number of compounds now under development that could potentially compete with BL-8040: Burixafor (TG-0054, TaiGen Biotechnology); Balixafortide (POL6326, Polyphor) and NOX-A12 (Noxxon Pharama).

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

If approved, AGI-134 will compete with currently approved treatments such as the oncolytic viruses (Imlygic®, T-VEC; Amgen) and dendritic cell cancer vaccine (Provenge®, sipuleucel-T; Valeant). In addition, there are several potentially-competitive compounds that are currently under development, including, among others, IVAC mutanome (BioNTech AG), NeoVax (Neon Therapeutics); TLR9 agonists such as lefitolimod (MGN-1703, Mologen Ag), IMO-2125 (Idera Pharmaceuticals Inc.), SD-101 (Dynavax Technologies Corp) and CMP-001 (Checkmate Pharmaceuticals); ADU-S100 (Novartis); imprime PGG® (Biothera Pharmaceuticals Inc), dorgenmeltucel-L (NewLink Genetics Corp), inCVAX (Immunophotonics Inc.), MG1MA3 (Turnstone Biologics Inc ) and LTX-315 (Lytix Biopharma AS). Most of these competitors have ongoing combination trials with the approved checkpoint inhibitors.

BL-5010

BL-5010 will compete with a variety of approved destructive and non-destructive treatments for skin lesions. Surgery is currently the most common approved non-destructive treatment for skin lesions but is invasive and painful, and generally results in cosmetically undesirable outcomes. Destructive treatments are associated with pain. Destructive treatments include cryotherapy, laser therapy, electrodessication, curettage and several cream-based treatments. Picato® (ingenol mebutate, Leo Pharma) and Metvixia® (methyl aminolevulinate, Galderma Pharma) are cream-based treatments marketed for skin lesions. Endwarts® (Meda Health) is a medical device-based treatment marketed for removal of warts.

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

Historically, different requirements by different countries’ regulatory authorities have influenced the submission of applications. However, a trend toward harmonization of drug and medical device approval standards, starting in individual countries in Europe and then in the EU as a whole, in Japan, and in the United States under the aegis of what is now known as the International Council on Harmonisation, or ICH (created as the International Conference on Harmonisation in 1990), is gradually narrowing these differences. In many cases, compliance with ICH standards can help avoid duplication of non-clinical and clinical trials and enable companies to use the same basis for submissions to each of the respective regulatory authorities. The adoption of the Common Technical Document format by the ICH has greatly facilitated use of a single regulatory submission for seeking approval in the ICH regions and certain other countries including Canada, Hong Kong, Japan, Saudi Arabia, Singapore, South Africa, South Korea, Switzerland, Taiwan, Turkey and Australia.

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

Unless a drug is exempt from the NDA process or subject to another regulatory procedure, the steps required before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation development;

•	submission to the FDA of a request for an IND to conduct human clinical testing;

•	adequate and well controlled clinical trials to determine the safety and efficacy of the drug for each indication as well as to establish the exposure levels;

•	submission to the FDA of an application for marketing approval;

•	a potential public hearing of an outside advisory committee to discuss the application;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is manufactured; and

•	FDA review and approval of the drug for marketing.

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

Clinical Trials

Clinical trials involve the administration of the investigational drug to people under the supervision of qualified investigators in accordance with the principles of good clinical practice, or GCP. We conduct clinical trials under protocols detailing the trial objectives, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. We must submit each U.S. study protocol to the FDA as part of an IND. Foreign clinical trials may or may not be conducted under an IND. However, their safety assessments are included in an IND annual report.

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

The Pediatric Research Equity Act, or PREA, requires NDAs and BLAs (or supplements) for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to contain results assessing the safety and efficacy for the claimed indication in all relevant pediatric subpopulations. Data to support dosing and administration also must be provided for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for the submission of results or full or partial waivers from the PREA requirements (for example, if the product is ready for approval in adults before pediatric studies are complete, if additional safety data is needed, among others). In addition, under the Best Pharmaceuticals for Children Act, or BPCA, the FDA may issue a written request to the company to conduct clinical trials in the pediatric population that are related to the moiety and expand on the claimed indication. The studies are voluntary, but may award the company with 6 months of marketing exclusivity if conducted according to good scientific principles and address the written request. Finally, a sponsor can request that a product that must be studied under PREA to be studied also under the BPCA to allow the sponsor to be eligible for six-months of pediatric exclusivity. The pediatric studies requested under BPCA are usually more extensive and would generally also fulfill the PREA requirement; however, even if the sponsor does not complete the studies outlined in the BPCA written request, it is still required to complete any studies required under PREA.

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

ANDA applicants do not have to conduct extensive clinical trials to prove the safety or efficacy of the drug product. Rather, they are required to show that their drug is pharmaceutically equivalent to the innovator’s drug and also conduct “bioequivalence” testing to show that the rate and extent by which the ANDA applicant’s drug is absorbed does not differ significantly from the innovator product. Bioequivalence tests are typically in vivo studies in humans, but they are smaller and less costly than the types of Phase 3 trials required to obtain initial approval of a new drug. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

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

Section 7002 of the Patient Protection and Affordable Care Act, which is referred to as the Biologics Price Competition and Innovation Act of 2009, or BPCIA, amends Section 351 of the Public Health Service Act to create an abbreviated BLA for ‘highly similar’ biological products; the abbreviated BLA permits a follow-on biological product to be evaluated against only a single reference biological product. To be considered for an abbreviated BLA, the biosimilar must have the same presumed mechanism of action, route of administration, dosage form and potency as the innovator product. It may only be reviewed and approved for indications for which the FDA already has approved the innovator product.

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

To encourage the development of biosimilars, the BPCIA grants 1 year of exclusive marketing rights to the first follow-on biological that is approved as being “interchangeable” with a reference product. If patent litigation between the manufacturers of the biosimilar and innovator products is ongoing, this period of exclusivity may be extended for up to 42 months.

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

European Economic Area

Clinical Trials

The European Medicines Agency, or the Agency, relies on the results of clinical trials carried out by pharmaceutical companies to reach its opinions on the authorization of medicines. Although the authorization of clinical trials occurs at member state level, the Agency plays a key role in ensuring that the standards of good clinical practice (GCP) are applied across the European Economic Area (EEA) in cooperation with the member states. It also manages a database of clinical trials carried out in the EU. Clinical trials are currently regulated under Directive 2001/20/EC. However, in April 2014 a new regulation on clinical trials on medicinal products for human use was adopted. Regulation 536/2014, or the Regulation, entered into force on in June 2014 and is scheduled to become effective in October 2018. The Regulation will apply to interventional clinical trials on medicines once the Regulation is in operation, and to all trials authorized under the previous legislation (Directive (EC) No. 2001/20/EC) and still ongoing three years (the transition period) after the Regulation has come into operation. The Regulation ensures that:

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

Similar Biological Applications. Article 10(4) of Directive 2001/83/EC refers to a biological medicinal product which is similar to a reference biological product and does not meet the conditions in the definition of generic medicinal products, owing to, in particular, differences relating to raw materials or differences in manufacturing processes of the biological medicinal product and the reference biological medicinal product. For such products, the results of appropriate preclinical tests or clinical trials relating to these conditions must be provided in accordance with the criteria stated in the annex and related guidelines. The results of other tests and trials from the reference medicinal product’s dossier shall not be provided.

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

Law Relating to Pediatric Research

Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006), or the Pediatric Regulation, was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population. It requires any application for marketing authorization made after July 26, 2008 in respect of a product not authorized in the EU on January 26, 2007, the time the Regulation entered into force, to include studies in children conducted in accordance with a pediatric investigation plan agreed to by the relevant European authorities, unless the product is subject to an agreed waiver or deferral or unless the product is excluded from the scope of Regulation 1902/2006 (generics, hybrid medicinal products, biosimilars, homeopathic and traditional (herbal) medicinal products and medicinal products containing one or more active substances of well-established medicinal use. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. Moreover, this regulation imposes the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation (EEC) 1768/92 codified as Regulation (EC) no. 469/2009 or by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to Orphan Drug designation, in which case the 10-year market exclusivity period for such orphan products is extended to 12 years. If any of the non-centralized procedures for marketing authorization have been used, the six-month extension of the supplementary protection certificate is only granted if the medicinal product is authorized in all member states. Where the product is no longer covered by a patent or supplementary protection certificate, the applicant may make a separate application for a Pediatric Use Marketing Authorization, or PUMA, which, on approval, will provide eight years’ protection for data and 10 years’ marketing protection for the pediatric results.

In June 2013, the European Commission published a report on the first five years of implementation of the Pediatric Regulation. The report concludes that pediatric development has become a more integral part of the overall development of medicinal products in the EU, with the Regulation working as a major catalyst to improve the situation for young patients. In November 2016, the European Commission launched a public consultation in preparation for its second report on the Pediatric Regulation after nearly ten years of implementation. The European Commission published the final report in October 2017.

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

Another relevant aspect in the EU regulatory framework is the “sunset clause”: a provision leading to the cessation of the validity of any marketing authorization if it is not followed by marketing within three years or, if marketing is interrupted for a period of three consecutive years.

Approval of Medical Devices

In the EEA there is a consolidated system for the authorization of medical devices. Currently applicable regulations are: Regulation 2017/745 on Medical Devices (amending Directive 2001/83/EC, Regulation 178/2002 and 1223/2009 and repealing Directives 93/42/EEC and Directive 90/385/EEC regarding active implantable medical devices), and Regulation 2017/746 regarding in vitro diagnostic medical devices (repealing Directive 98/79/EC and commission decision 2010/227/EU). The new regulations will apply after a 3-year transitional period (in May 2020) for the regulation of medical devices and a 5-year transitional period (May 2022) for the regulation of in-vitro diagnostic medical devices. The EU requires that manufacturers of medical devices obtain the right to affix the CE mark to their products, which shows that the device has a Declaration of Conformity, before selling them in EU member countries. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards, which vary according to the nature of the device. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products and commercially distribute those products throughout the EU without further conformance tests being required in other member states.

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

Clinical Testing in Israel

In order to conduct clinical testing on humans in Israel, special authorization must first be obtained from the ethics committee and general manager of the institution in which the clinical studies are scheduled to be conducted, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. These regulations require authorization by the institutional ethics committee and general manager as well as from the Israeli Ministry of Health, except in certain circumstances, and in the case of genetic trials, special fertility trials and complex clinical trials, an additional authorization of the Israeli Ministry of Health’s overseeing ethics committee. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Since we intend to perform a portion of the clinical studies on certain of our therapeutic candidates in Israel, we will be required to obtain authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and in most cases, from the Israeli Ministry of Health.

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

Israeli Government Programs

 Israel Innovation Authority

Research and Development Grants. A number of our therapeutic products have been financed, in part, through funding from the IIA in accordance with Research Law. Through December 31, 2017 we have received approximately $22.0 million in aggregate funding from the IIA and have paid the IIA approximately $6.3 million in royalties under our approved programs. As of December 31, 2017, we have no contingent obligation to the IIA other than for BL-8040. In connection with the in-licensing of BL-8040 from Biokine, and as a condition to IIA consent to the transaction, we agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $3.2 million as of December 31, 2017. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future. Therefore, the likelihood of any payment obligation to the IIA with regard to the Biokine transaction is remote. Under the Research Law as in effect prior to the R&D Amendment and the terms of the grants, royalties on the revenues derived from sales of products developed with the support of the IIA were payable to the Israeli government, generally at the rate of 3% -3.5% with the current rates generally at 3%, although these terms would be different if we were to receive IIA approval to manufacture or to transfer the rights to manufacture our products developed with IIA grants outside of Israel. The obligation to make these payments terminates upon repayment of the amount of the received grants as adjusted for fluctuation in the dollar/shekel exchange rate, plus interest and any additional amounts as described below. However, we could be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest) if we receive approval to manufacture or to transfer the rights to manufacture our products developed with IIA grants outside of Israel, depending on the portion of total manufacturing that was performed outside of Israel, as further described below, and we could be required to pay additional amounts in respect of the technology developed under these projects that was otherwise transferred outside of Israel, as further described below. The amounts received bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that was published on the first business day of each calendar year.

Pursuant to the Research Law as in effect prior to the R&D Amendment and the tracks published by the IIA, recipients of funding from the IIA are prohibited from manufacturing products developed using IIA grants or derived from technology developed with IIA grants outside of Israel and from transferring rights to manufacture such products outside of Israel. However, the IIA could, in special cases, approve the transfer of manufacture or of manufacturing rights of a product developed in an approved program or which resulted therefrom, outside of Israel. If we were to receive approval to manufacture or to transfer the rights to manufacture our products developed with IIA grants outside of Israel, we would be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest), depending on the portion of total manufacturing that was performed outside of Israel. In addition, the royalty rate applicable to us could possibly increase. Such increased royalties constituted the total repayment amount required in connection with the transfer of manufacturing rights of IIA-funded products outside Israel. The tracks published by the IIA do enable companies to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties (but resulting in a lower grant amount); however, the IIA rarely granted such prior approval.

Under the Research Law, as in effect prior to the R&D Amendment, and the tracks published by the IIA, we are prohibited from transferring our IIA-financed technologies, technologies derived therefrom and related intellectual property rights outside of Israel except under limited circumstances and only with the approval of the IIA and generally upon making a payment to the IIA. The required approvals may not be received for any proposed transfer and, if received, we could be required to pay the IIA an amount calculated in accordance with the applicable formula set out in the tracks published by the IIA. The scope of the support received, the royalties that we already paid to the IIA, the amount of time that elapsed between the date on which the technology was transferred and the date on which the applicable project performance period for the IIA grants was completed, and the sale price and the form of transaction are to be taken into account in order to calculate the amount of the payment to the IIA. The repayment amount is subject to a maximum limit calculated in accordance with a formula set forth in regulations enacted during 2012. In addition, any decrease in the percentage of manufacture performed in Israel of any product or technology, as originally declared in the application to the IIA with respect to the product or technology, could require us to notify, or to obtain the approval of, the IIA, and could result in increased royalty payments to the IIA of up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that was performed outside of Israel.

Approval of the transfer of technology to residents of Israel is required and could be granted in specific circumstances, only if the recipient agreed to abide by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties.

In July 2015, the Knesset enacted the R&D Amendment after reaching the conclusion that the pre-R&D Amendment regime was not flexible enough to allow the OCS and the recipients of research and development funding to respond quickly to the challenges of a changing world. Pursuant to the R&D Amendment, the OCS was replaced with the IIA, which is comprised of the Council, a Director General and the Research Committees. The chief scientist of the OCS became the head of the IIA. According to the R&D Amendment, the Council will have broad discretion regarding material matters, including, among others, with respect to the new funding programs, or tracks, and requirements with respect to manufacture in Israel and transfer of know-how manufacture abroad (including payment for such transfer). While the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions have been largely rescinded by the R&D Amendment. Many of these matters are now decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of IIA-funded know-how and rights vest with the recipient of assistance and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment stipulates that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances. Nonetheless, these matters are merely guidelines, and the essential matters will be determined by the Council in its discretion. While the R&D Amendment is designed to provide flexibility in a rapidly-changing business environment, leaving the above essential matters to the Council’s discretion currently causes much ambiguity as to the implementation of the R&D Amendment. Since the coming into effect of the R&D Amendment, the IIA has published various tracks and guidelines on its website, in large part reinstating the core provisions of the pre-R&D Amendment regime.

The State of Israel does not own intellectual property rights in technology developed with IIA funding and there is no restriction on the export of products manufactured using technology developed with IIA funding. The technology is, however, subject to transfer of technology and manufacturing rights restrictions as described above.

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

C. Organizational Structure

Our corporate structure consists of BioLineRx Ltd., a substantially wholly-owned U.K. subsidiary, Agalimmune Ltd., and one wholly-owned inactive subsidiary, BioLineRx USA Inc.

D. Property, Plant and Equipment

We are headquartered in Modi’in, Israel. Until June 2015, our headquarters were located in Jerusalem. The facility consists of 1,663 square meters (approximately 17,900 square feet) of space and lease payments are approximately $31,000 per month, including maintenance fees and parking. This facility houses both our administrative and research operations and our central laboratory. The central laboratory consists of approximately 380 square meters (approximately 4,200 square feet) and includes a bioanalytical laboratory, a formulation laboratory and a tissue culture laboratory. Our bioanalytical laboratory has received GLP certification. All of our Israeli employees are based in this facility.

Agalimmune leases laboratory space for its employees in Discovery Park located in Sandwich, Kent County in the United Kingdom.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly those in “Item 3. Key Information — Risk Factors.”

We are a clinical stage biopharmaceutical development company focused on oncology and immunology. Our current development and commercialization pipeline consists of a clinical-stage therapeutic candidate, BL-8040; a near-clinical therapeutic candidate, AGI-134; and one commercialized product, BL-5010. In addition, we have three other therapeutic candidates in clinical and preclinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently. Our focus is principally on the therapeutic areas of oncology and immunology. However, we may also in-license therapeutic compounds outside of these areas in connection with our strategic collaboration with Novartis, as well as to a limited extent for our independent pipeline as opportunities may arise.

A. Operating Results

History of Losses

Since inception in 2003, we have generated significant losses in connection with our research and development. As of December 31, 2017, we had an accumulated deficit of $199.6 million. We may continue to generate losses in connection with the research and development activities relating to our pipeline of therapeutic candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to continue to incur operating losses, which may be substantial over the next several years, and we expect to need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding received from the IIA. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future upfront, milestone, royalty or other payments that we may receive from Perrigo, Novartis and other out-licensing or collaboration transactions for our other therapeutic candidates, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of December 31, 2017, we held $49.5 million of cash, cash equivalents and short-term bank deposits.

Revenues

Our revenues to date have been generated primarily from milestone payments under current and previously existing out-licensing agreements.

We expect our revenues for the next several years to be derived primarily from payments under our current out-licensing agreement with Perrigo, our collaboration agreement with Novartis, as well as other potential collaboration arrangements, including future royalties on product sales.

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

The following table identifies our current major pipeline projects:

Project	Status		Expected Near Term Milestones
	1.	Phase 2a study for relapsed or refractory AML completed	1.	Follow-up for overall survival is ongoing
	2.	Phase 2b consolidation treatment for AML ongoing	2.	Completion of enrollment and possible interim results expected in H2 2018; top-line results expected in 2020
	3.	Phase 2 study in stem-cell mobilization ongoing	3.	Top-line results expected in mid-2018
	4.	Phase 2a study in pancreatic cancer, in collaboration with Merck (COMBAT), ongoing; partial results presented at ASCO-GI in January 2018	4.	Top-line results expected in H2 2018
BL-8040	5.	Phase 2b study in pancreatic cancer, in collaboration with MD Anderson Cancer Center, ongoing	5.	Top-line results expected in H2 2018
	6.	Phase 1b/2 study in AML, in collaboration with Genentech (BATTLE), commenced	6.	Top-line results expected in 2019
	7.	Phase 1b/2 studies in pancreatic and gastric cancer, under collaboration with Genentech (MORPHEUS) commenced	7.	Top-line results expected in 2019; commencement of additional study in lung cancer expected in 2018
	8.	Phase 3 registration study in autologous stem-cell mobilization commenced (GENESIS)	8.	Partial results from initial lead-in, dose-confirmation part of the study expected mid-2018; top-line results from full study expected in 2020
AGI-134	Near-clinical development studies		Commencement of first-in-man study expected in mid-2018
BL-5010	Out-licensed to Perrigo; CE mark approval obtained; commercial launch of first OTC indication in Europe commenced		Gradual full roll-out of commercial launch over next 2-3 years; pursuit of potential out-licensing partner(s) for OTC and non-OTC rights still held by us

In addition to the projects set forth above, we have three additional projects in clinical and preclinical stages of development (BL-9020, BL-1230 and BL-1040) that are significantly less material to our ongoing research and development expenditures. See “Item 4. Information on the Company — Business Overview — Other Therapeutic Candidates.”

Set forth below is a summary of the costs allocated to our main projects on an individual basis, as well as the costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2015, 2016 and 2017, and on an aggregate basis since project inception.

	Year Ended December 31,			Total Costs Since Project
	2015	2016	2017	Inception
	(U.S. $ in thousands)

BL-8040	7,045	8,281	12,369	37,026
AGI-134	-	-	3,730	3,730
BL-5010	400	75	32	4,176
Other projects	3,573	2,647	2,628	116,759
Total project costs	11,018	11,003	18,759	161,691

From our inception through December 31, 2017, we have incurred research and development expense of $196.5 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

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

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of derivative liabilities on account of the warrants issued in direct placements which we conducted in 2013 and 2017. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the private and direct placements related to the warrants.

Financial Expense and Income

Financial expense and income consist of interest earned on our cash, cash equivalents and short-term bank deposits; bank fees; and other transactional costs. In addition, it may also include gains/losses on foreign exchange hedging transactions, which we carry out from time to time to protect against a portion of our NIS-denominated expenses (primarily compensation) in relation to the dollar.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2017. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

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

Revenue Recognition

We recognize revenues in accordance with International Financial Reporting Standards No. 15, or IFRS 15. IFRS 15, “Revenue from Contracts with Customers,” which was issued in May 2014, amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces International Auditing Standard, or IAS, 18, “Revenue” and IAS 11, “Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The Company currently does not have any revenues; however, revenues incurred in connection with out-licensing of the Company’s patents and other intellectual property will be recognized when all of the following criteria have been met as of the balance sheet date:

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

Warrants

In connection with the private placement of approximately 5.25 million of our ADSs in February 2012, we issued warrants to purchase approximately 2.6 million of our ADSs at an exercise price of $3.57, subject to typical adjustments. The warrants were exercisable for a period of five years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrants did not qualify for classification as an equity instrument and were therefore classified as a non-current financial liability. The warrants expired in February 2017 without having been exercised.

In connection with the direct placement to OrbiMed Israel Partners Limited Partnership of approximately 2.67 million of our ADSs in February 2013, we issued warrants to purchase 1.6 million of our ADSs at an exercise price of $3.94, subject to typical adjustments. The warrants were exercisable for a period of five years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrants did not qualify for classification as an equity instrument and were therefore classified as a non-current financial liability. The warrants expired in February 2018 without having been exercised.

In connection with the direct placement to BVF Partners L.P., or BVF Partners, of 8,495,575 ADSs in July 2017, we issued (i) Series A warrants to purchase 2,973,451 ADSs at an exercise price of $2.00 per ADS and (ii) Series B warrants to purchase 2,973,451 ADSs at an exercise price of $4.00 per ADS. All the warrants are exercisable for a period of four years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current financial liability.

Recent Accounting Changes and Pronouncements

There were no changes in the accounting policies applied by the Company during 2017.

For information concerning new standards and interpretations not yet adopted, see Note 2q to our consolidated financial statements for the year ended December 31, 2017 included elsewhere in this report. As of the date of this report, we are not able to estimate the impact of the new standards on the Company’s financial statements, and continue to assess the possible impact. We will make more detailed assessments over the next 12 months.

Results of Operations -- Overview

Revenues

We did not record any revenues for the years ended December 31, 2015, 2016 and 2017.

Cost of revenues

We did not record any cost of revenues for the years ended December 31, 2015, 2016 and 2017.

Research and development expenses

At December 31, 2014, our drug development pipeline consisted of nine therapeutic candidates. During 2015, we did not add any new compounds to our pipeline and we discontinued the development of one compound from the pipeline, so that our drug development pipeline as of December 31, 2015 consisted of eight therapeutic candidates. During 2016, we added three compounds to our pipeline and discontinued the development of three compounds in our pipeline, so that our drug development pipeline as of December 31, 2016 consisted of eight therapeutic candidates. During 2017, we terminated two therapeutic candidates in our pipeline, and added one therapeutic candidate to the pipeline, so that our drug development pipeline as of December 31, 2017 consisted of seven therapeutic candidates. Subsequent to December 31, 2017, we terminated one therapeutic candidate in our pipeline, so that our drug development pipeline as of the date of this report consists of six therapeutic candidates.

Comparison of the Year Ended December 31, 2017 to the Year Ended December 31, 2016

Research and development expenses

Research and development expenses for the year ended December 31, 2017 were $19.5 million, an increase of $8.3 million, or 74.6%, compared to $11.2 million for the year ended December 31, 2016. The increase resulted primarily from higher expenses in 2017 associated with new BL-8040 clinical studies commenced during the third quarter of 2016 and during 2017, as well as spending on our new AGI-134 near-clinical project.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2017 were $1.7 million, an increase of $0.3 million, or 25.2%, compared to $1.4 million for the year ended December 31, 2016. The increase resulted primarily from one-time legal fees related to AGI-134.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2017 were $4.0 million, similar to those for the year ended December 31, 2016.

Non-operating income (expense), net

We recognized net non-operating expenses of $0.3 million for the year ended December 31, 2017 compared to net non-operating income of $0.2 million for the year ended December 31, 2016. Non-operating expenses and income for both periods primarily relate to fair-value adjustments of warrant liabilities on our balance sheet. These fair-value adjustments were highly influenced by our share price at each period end (revaluation date).

Financial income (expense), net

We recognized net financial income of $1.1 million for the year ended December 31, 2017 compared to net ﬁnancial income of $0.5 million for the year ended December 31, 2016. The increase in net financial income relates primarily to gains recorded on foreign currency hedging transactions and higher investment income due to higher levels of cash and short-term bank deposits.

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

Non-operating income (expense), net

We recognized net non-operating income of $0.2 million for the year ended December 31, 2016, a decrease of $1.2 million compared to net non-operating income of $1.4 million for the year ended December 31, 2015. Non-operating expenses and income for both periods primarily relate to fair-value adjustments of liabilities on account of warrants. These fair-value adjustments were highly influenced by our share price at each period end.

Financial income (expense), net

We recognized net ﬁnancial income of $0.5 million for the year ended December 31, 2016 compared to net financial income of $0.4 million for the year ended December 31, 2015. Net financial income for the two periods primarily relates to investment income earned on our bank deposits, as well as banking fees.

Quarterly Results of Operations

The following tables show our unaudited quarterly statements of operations for the periods indicated. We have prepared this quarterly information on a basis consistent with our audited consolidated financial statements and we believe it includes all adjustments, consisting of normal recurring adjustments necessary for a fair statement of the information shown. Operating results for any quarter are not necessarily indicative of results for a full fiscal year.

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	2016				2017
	(in thousands of U.S. dollars)
Consolidated Statements of Operations
Revenues	–	–	–	–	–	–	–	–
Cost of revenues	–	–	–	–	–	–	–	–
Research and development expenses, net	(2,539)	(2,740)	(2,954)	(2,944)	(3,590)	(4,062)	(5,654)	(6,204)
Sales and marketing expenses	(248)	(272)	(409)	(423)	(681)	(288)	(249)	(475)
General and administrative expenses	(989)	(854)	(1,125)	(1,016)	(1,030)	(844)	(1,154)	(1,009)
Operating loss	(3,776)	(3,866)	(4,488)	(4,383)	(5,301)	(5,194)	(7,057)	(7,688)
Non-operating income (expenses), net	148	48	(14)	32	(5)	(4)	(333)	82
Financial income	143	88	172	77	457	304	153	255
Financial expenses	(4)	(5)	(4)	(9)	(6)	(3)	(6)	(6)
Net loss	(3,489)	(3,735)	(4,334)	(4,283)	(4,855)	(4,897)	(7,243)	(7,357)

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

B. Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding from the IIA. At December 31, 2017, we held $49.5 million in cash, cash equivalents and short-term bank deposits. We have invested substantially all of our available cash funds in short-term bank deposits.

Pursuant to the ATM program we executed with BTIG in October 2017, we may, in our discretion and from time to time, offer and sell through BTIG, acting as sales agent, our ADSs having an aggregate offering price of up to $30 million. From the effective date of the agreement through December 31, 2017, we sold 944,966 of our ADSs under the program for total net proceeds of approximately $1.0 million, leaving an available balance under the facility of approximately $29.0 million.

Net cash used in operating activities for the year ended December 31, 2017 was $20.5 million, compared to $14.5 million for the year ended December 31, 2016 and $14.2 million for the year ended December 31, 2015. The $6.0 million increase in net cash used in operating activities in 2017 was primarily the result of increased research and development expenses. The change in net cash used in operating activities from 2015 to 2016 was not material.

Net cash used in investing activities for the year ended December 31, 2017 was $15.9 million, compared to net cash provided by investing activities of $9.3 million for the year ended December 31, 2016 and $15.6 million net cash used in investing activities for the year ended December 31, 2015. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits during the respective periods, as well as the acquisition of Agalimmune and the investment in iPharma during 2017.

Net cash provided by financing activities for the year ended December 31, 2017 was $38.7 million, compared to $2.1 million for the year ended December 31, 2016 and $29.5 million for the year ended December 31, 2015. The cash flows in 2017 primarily reflect the underwritten public offering of our ADSs in March 2017 and the direct placement of ADSs and warrants to BVF Partners in July 2017. The cash flows in 2016 primarily reflect the funding under a share purchase agreement with Lincoln Park Capital Fund, LLC. The cash flows in 2015 primarily reflect the underwritten public offering of our ADSs in March 2015.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our projected cash requirements into 2020, we will require significant additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates; and

•	payments to the IIA.

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

C. Research and Development, Patents and Licenses

For our research and development policies, see “Item 4 — Information on the Company — Business Overview —Our Strategy.” For information regarding the amounts spent during each of the last three financial years on our research and development activities, see the table in this Item 5 summarizing the costs allocated to our projects. For information regarding patents, see Item 4 — Information on the Company — Intellectual Property.” For information regarding licenses, see “Item 4 — Information on the Company — Collaboration and Out-Licensing Arrangements” and Item 4 — Information on the Company — In-Licensing Agreements.”

D. Trend Information

We are a biopharmaceutical company which focuses its activities on the development of our therapeutic candidates. It is not possible for us to predict with any degree of accuracy the outcome of our research and development or commercialization efforts with regard to any of our therapeutic candidates. Our research and development expenditure is our primary expenditure, although we may incur substantial expenditure should we acquire any new therapeutic candidates. Increases or decreases in research and development expenditure are primarily attributable to the level and results of our preclinical and clinical trial activities and the amount of expenditure on those trials.

E. Off-Balance Sheet Arrangements

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

F. Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2017:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)

Car leasing obligations	596	266	330	–	–
Premises leasing obligations	927	366	561	–	–
Purchase commitments	6,128	4,074	2,027	27	–
Total	7,364	4,593	2,744	27	–

The premises leasing obligations in the foregoing table include our commitments under the lease agreement for our facility in Modi’in. See “Item 4. Information on the Company — Property, Plant and Equipment.” The term of the lease began on June 15, 2015 and will end June 30, 2020. The lease agreement grants us three options to extend the lease at our discretion, allowing us to continue leasing for an additional 10 years through June 30, 2030.  Currently, we are obligated to pay monthly rental payments of $21,000 and monthly parking charges of $2,000. We are furthermore obligated to pay building maintenance charges of approximately $8,000 per month.

The foregoing table does not include our in-licensing agreements. Under our in-licensing agreements, we are obligated to make certain payments to our licensors upon the achievement of agreed-upon milestones. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements; however, we do not expect any material financial milestone obligations to be achieved within the next 12 months. Some of the in-licensing agreements are accompanied by consulting, support and cooperation agreements, pursuant to which we are required to pay the licensors a fixed monthly amount, over a period stipulated in the applicable agreement, for their assistance in the continued research and development under the applicable license. All of our in-licensing agreements are terminable at-will by us upon prior written notice of 30 to 90 days. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our executive officers and directors as of March 5, 2018. Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., 2 HaMa’ayan Street, Modi’in 7177871, Israel.

Name	Age	Position(s)

Philip A. Serlin, CPA, MBA	57	Chief Executive Officer

Mali Zeevi, CPA	42	Chief Financial Officer

David Malek, MBA(1)	40	Chief Business Officer

Ella Sorani, Ph.D.	50	Vice President Development

Abi Vainstein-Haras, M.D.	43	Vice President Clinical and Medical Affairs

Aharon Schwartz, Ph.D.	75	Chairman of the Board

Michael J. Anghel, Ph.D.	78	Director

Nurit Benjamini, MBA	51	External Director

B.J. Bormann, Ph.D.	59	Director

Raphael Hofstein, Ph.D.	68	Director

Avraham Molcho, M.D.	60	External Director

Sandra Panem, Ph.D.	71	Director

(1)
As of March 31, 2018, Mr. Malek will be departing the Company. Effective April 1, 2018, Hillit Mannor Shachar, M.D., MBA, M.S.F.S., will become our Vice President Business Development. Dr. Shachar will be responsible for our business development, commercialization of assets and pipeline strategy. Dr. Shachar joins the Company with over 15 years of experience in senior business development, corporate development and venture capital positions in the life sciences field. Her recent experience has included service as Vice President Business Development of Pluristem Therapeutics (NASDAQ:PSTI), a leading developer of placenta-based cell therapy products, and Director of New Business Development at West Pharmaceutical Services. In addition, Dr. Shachar has served at several life science companies and venture capital funds, including Apax Partners, Nektar Therapeutics, Orex Computed Radiography, Kodak and Transpharma Medical. Dr. Shachar received her B.A. and M.D. from Northwestern University, her M.S.F.S. (Healthcare focus) from Georgetown University School of Foreign Service and her MBA from the Kellogg Recanati School of Management at Tel Aviv University.

Philip A. Serlin, CPA, MBA, has served as our Chief Executive Officer since October 2016. From May 2009 to October 2016, Mr. Serlin served as our Chief Financial and Operating Officer. From January 2008 to August 2008, Mr. Serlin served as the Chief Financial Officer and Chief Operating Officer of Kayote Networks Inc. From January 2006 to December 2007, he served as the Chief Financial Officer of Tescom Software Systems Testing Ltd., an IT services company publicly traded in both Tel Aviv and London. His background also includes senior positions at Chiaro Networks Ltd. and at Deloitte, where he was head of the SEC and U.S. Accounting Department at the National Office in Tel Aviv, as well as seven years at the SEC at its Washington, D.C., headquarters. Mr. Serlin currently serves as an external director at Vascular Biogenics Ltd. (Nasdaq:VBLT). Mr. Serlin is a CPA and holds a B.Sc. in accounting from Yeshiva University and a Master’s degree in economics and public policy from The George Washington University.

Mali Zeevi, CPA, has served as our Chief Financial Officer since October 2016. Prior to becoming Chief Financial Officer, Ms. Zeevi served as our Senior Director of Finance and Reporting beginning in 2011 and as our Director of Finance and Reporting beginning in 2009. Before joining BioLineRx, Ms. Zeevi was employed by Tescom Software Systems Testing Ltd., her last position there being Vice President Finance. Ms. Zeevi also served as a CPA at Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited. She holds a B.A. in business and accountancy from the College of Management Academic Studies in Israel.

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

Ella Sorani, Ph.D. has served as our Vice President Development since February 2017. Before joining BioLineRx, from 2000 through 2016, Dr. Sorani served in a number of management positions in the global R&D division at Teva Pharmaceutical Industries Ltd. In her most recent position as Senior Director and Global Project Leader, Dr. Sorani led the development of one of Teva’s leading innovative late stage compounds. Dr. Sorani holds a B.Sc. in chemistry and an M.Sc. and Ph.D. in pharmacology, all from Tel Aviv University.

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

Aharon Schwartz, Ph.D., has served as the Chairman of our Board of Directors since 2004. He served in a number of positions in Teva from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. Dr. Schwartz is currently a member of the board of directors of Protalix Ltd. (NYSE American:PLX), Foamix Pharmaceuticals Ltd. (NASDAQ:FOMX) and Barcode Ltd. He also works as an independent consultant. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. In addition, Dr. Schwartz holds a Ph.D. from the Hebrew University of Jerusalem in the history and philosophy of science.

Michael J. Anghel, Ph.D., has served on our Board of Directors since 2010 and on our Investment Monitoring Committee since 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (NYSE:CEL), the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE:DSCT). He has been involved in various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions including Elron Electronic Industries Ltd. (TASE:ELRN), Elbit Systems Ltd. (Nasdaq:ESLT, TASE:ESLT), Nice Systems (Nasdaq:NICE), Gilat Satellite Networks Ltd. (Nasdaq:GILT), American Israeli Paper Mills (now Hadera Paper Ltd. (AMEX:AIP)), Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Boards of Directors of Partner Communications Company, Ltd. (Nasdaq:PTNR, TASE:PTNR), Syneron Medical Ltd. (Nasdaq:ELOS), Evogene Ltd. (Nasdaq:EVGN, TASE:EVGN), Dan Hotels Ltd. (TASE:DANH), Orbotech Ltd. (Nasdaq:ORBK, GSM:ORBK) and the Strauss Group Ltd. (TASE:STRS). Until recently, he was also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an MBA and Ph.D. (Finance) from Columbia University, New York.

Nurit Benjamini, MBA, has served as an external director on our Board of Directors and as the chairperson of our Audit Committee of our Board of Directors since 2010. In addition, Ms. Benjamini has served on our Investment Monitoring Committee since 2010 and on our Compensation Committee since 2012. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that develops, designs and manufactures interactive digital content to be displayed on electronic devices. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com Ltd. (Nasdaq:WIX); from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd. (now Sigma Designs Israel Ltd., a subsidiary of Sigma Designs Inc. (Nasdaq:SIGM)); and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Prior to that, from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly Nasdaq: ALDN, TASE:ALDN), and from 1998 through 2000, as the Chief Financial Officer of Phone-Or Ltd. Ms. Benjamini serves on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (Nasdaq:ALLT, TASE:ALLT) and of RedHill Biopharma Ltd. (Nasdaq:RDHL, TASE:RDHL). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

BJ Bormann, Ph.D., has served on our Board of Directors since August 2013. Dr. Bormann currently serves as the Vice President of Translational Science and Network Alliances at The Jackson Laboratory, a non-profit organization focused on the genetic basis of disease. Dr. Bormann was previously the Chief Executive Officer of Supportive Therapeutics, LLC, a Boston based company that is developing two molecules for use in the supportive care of oncology patients. In the past several years Dr. Bormann has held executive positions in several biotechnology companies including NanoMedical Systems (Austin, Texas), Harbour Antibodies (Rotterdam, The Netherlands) and Pivot Pharmaceuticals (PVTF: OTC listed). Prior to these engagements, Dr. Bormann was Senior Vice President responsible for world-wide alliances, licensing and business development at Boehringer Ingelheim Pharmaceuticals, Inc. from 2007 to 2013. From 1996 to 2007, she served in a number of positions at Pfizer, Inc., the last one being Vice President of Pfizer Global Research and Development and world-wide Head of Strategic Alliances. Dr. Bormann serves on the board of directors of various companies, including Supportive Therapeutics, LLC, and the Institute for Pediatric Innovation. Dr. Bormann received her Ph.D. in biomedical science from the University of Connecticut Health Center and her B.Sc. from Fairfield University in biology. Dr. Bormann completed postdoctoral training at Yale Medical School in the department of pathology.

Raphael Hofstein, Ph.D., has served on our Board of Directors since 2003, our Audit Committee since 2007 and our Compensation Committee since 2012. Dr. Hofstein has served as the President and Chief Executive Officer of MaRS Innovation (a commercialization company for 15 of Toronto’s universities, institutions and research institutes plus the MaRS Discovery District) since June 2009. From 2000 through June 2009, Dr. Hofstein was the President and Chief Executive Officer of Hadasit Medical Research Services and Development Ltd., or Hadasit, the technology transfer company of Hadassah University Hospitals. He has served as chairman of the board of directors of Hadasit since 2006. Prior to joining Hadasit, Dr. Hofstein was the President of Mindsense Biosystems Ltd. and the Business Unit Director of Ecogen Inc. and has held a variety of other positions, including manager of R&D and chief of immunochemistry at the International Genetic Science Partnership. Dr. Hofstein serves on the board of directors of numerous companies. Dr. Hofstein received his Ph.D. and M.Sc. from the Weizmann Institute of Science, and his B.Sc. in chemistry and physics from the Hebrew University in Jerusalem. Dr. Hofstein completed postdoctoral training at Harvard Medical School in both the departments of biological chemistry and neurobiology.

Avraham Molcho, M.D., has served as an external director on our Board of Directors and on our Audit Committee since 2010. In addition, Dr. Molcho has served on our Compensation Committee since 2012. Dr. Molcho is the founder Biolojic Design Ltd., a technology platform that encourages human antibody discoveries, and is a venture partner at Forbion Capital Partners, a Dutch life sciences venture capital firm. In 2012, he became the co-founder, Chief Executive Officer and director of Ayana Pharma Ltd. (formerly DoxoCure), a privately-held company engaged in the manufacturing of liposome-based therapeutics. He currently serves on the board of directors of Circulite Inc. and NovoGI. From 2006 through 2008, Dr. Molcho served as the Chief Executive Officer and Chairman of Neovasc Medical, a privately-held Israeli medical device company. From 2001 through 2006, Dr. Molcho was a managing director and the head of life sciences of Giza Venture Capital and, in that capacity, was involved in the founding of our company. He was also the Deputy Director General of Abarbanel Mental Health Center, the largest acute psychiatric hospital in Israel, from 1999 to 2001. Dr. Molcho holds an M.D. from Tel-Aviv University School of Medicine and an MBA from Tel-Aviv University Recanati Business School.

Sandra Panem, Ph.D., has served on our Board of Directors since February 2014. She is currently a managing partner at Cross Atlantic Partners, which she joined in 2000. She is also co-founder and President of NeuroNetworks Fund, a not-for-profit venture capital fund focusing on epilepsy, schizophrenia and autism. From 1994 to 1999, Dr. Panem was President of Vector Fund Management, the then asset management affiliate of Vector Securities International. Prior thereto, Dr. Panem served as Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in public and private biotechnology companies. Previously, she was Vice President at Salomon Brothers Venture Capital, a fund focused on early and later-stage life sciences and technology investments. Dr. Panem was also a Science and Public Policy Fellow in economic studies at the Brookings Institution, and an Assistant Professor of Pathology at the University of Chicago. Dr. Panem currently serves on the boards of directors of Acorda Therapeutics, Inc. (NASDAQ:ACOR) and Labcyte, Inc. Previously, Dr. Panem served on numerous boards of public and private companies, including Martek Biosciences (Nasdaq:MATK), IBAH Pharmaceuticals (Nasdaq:IBAH), Confluent Surgical and Molecular Informatics. She received a B.S. in biochemistry and a Ph.D. in microbiology from the University of Chicago.

B. Compensation

Employment Agreements

We have entered into written employment agreements with each of our executive officers, the terms of which are consistent with the provisions of our Compensation Policy for Executives and Directors, or Compensation Policy, which was approved by our shareholders in July 2016. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

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

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2017. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits
	(in thousands of U.S. dollars)

All directors and senior management as a group, consisting of 13 persons	1,666	873

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2017.

Name and Position	Salary	Social Benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in thousands of U.S. dollars)
Philip A. Serlin Chief Executive Officer	240	54	171	123	24	612
David Malek Chief Business Officer	167	43	86	97	16	409
Mali Zeevi Chief Financial Officer	140	36	90	88	18	372
Abi Vainstein-Haras Vice President Clinical and Medical Affairs	150	35	100	88	17	390
Ella Sorani Vice President Development	147	40	75	59	18	339

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2017.

(3)	“All Other Compensation” includesautomobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

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

According to our Articles of Association, our Board of Directors must consist of at least five and not more than 10 directors, including external directors. Currently, our Board of Directors consists of seven directors, including two external directors as required by the Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law (unless the company is an Eligible Company and opted to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees) as detailed below, our directors are elected at a general or special meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors, other than external directors, to fill vacancies on the Board of Directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, under certain conditions, to two additional terms, although the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq, may be further extended under certain conditions. External directors may be removed from office only pursuant to the terms of the Companies Law. Our last annual meeting of shareholders was held in July 2017. For additional information concerning external directors, see “— External Directors.”

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

In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the ISA or of an Israeli stock exchange. Furthermore, a person may not continue to serve as an external director if he or she received direct or indirect compensation from us for his or her role as a director. This prohibition does not apply to compensation paid or given for service as an external director in accordance with regulations promulgated under the Companies Law or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage.

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

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Marketplace Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. Our Board of Directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financial statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in the company’s financial statements, among others. Furthermore, our Board of Directors is also required to take into consideration a director’s education, experience and knowledge in any of the following: (1) accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company, (2) the functions of the external auditor and the obligations imposed on such auditor, and (3) preparation of financial reports and their approval in accordance with the Companies Law and the Israeli Securities Law, 5728-1968, or the Israeli Securities Law. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration; (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an external director; or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (1) a senior business management position in a corporation with a substantial scope of business; (2) a senior position in the company’s primary field of business; or (3) a senior position in public administration. Our Board of Directors has determined that Ms. Nurit Benjamini possesses “accounting and financial” expertise, and that both of our external directors possess the requisite professional qualifications.

In addition, a recent amendment to the Companies Regulations (Relief for Companies the Shares of which are Registered for Trading Outside of Israel) – 2000, or the Amendment to the Relief Regulations, provides an exemption for companies the shares of which are listed for trading on specified exchanges outside of Israel, including the Nasdaq, provided that: (i) such company does not have a controlling shareholder; and (ii) the company complies with the requirements of the foreign securities laws and stock exchange regulations applicable to companies which are incorporated under the laws of such foreign countries with regard to appointing independent directors and composition of the audit and compensation committees, or collectively, Eligible Companies. Any Eligible Company which opts to comply with the applicable foreign securities laws and stock exchange regulations, shall be exempt from the following rules under the Companies Law: (i) the requirement to have at least two external directors appointed to serve in a public company; (ii) that at least one of the external directors is required to have financial and accounting expertise and the rest are required to have professional expertise; (iii) that the external directors shall be appointed by the general meeting and subject to certain voting thresholds; (iv) that if all of the board members who are not controlling shareholders are of one gender, the appointed external director shall be of the other gender; and (v) that all of the board committees which are empowered and authorized to exercise any of the board’s authorities must consist of at least one external director. The exemption from these rules under the Amendment to the Relief Regulations requires that the board be composed of both male and female directors.

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

The members of our Audit Committee are Ms. Nurit Benjamini (Chairperson), Dr. Avraham Molcho and Dr. Raphael Hofstein. Pursuant to the Marketplace Rules of the Nasdaq Stock Market, our Board of Directors may appoint one director to our Audit Committee who (1) is not an Independent Director as defined in Nasdaq Marketplace Rule 5605(a)(2), (2) meets the criteria set forth in Section 10A(m)(3) under the Exchange Act, and (3) is not one of our current officers or employees or “family member,” as defined in Nasdaq Marketplace Rule 5605(a)(2), of an officer or employee, if our Board of Directors, under exceptional and limited circumstances, determines that the appointment is in our best interests and the best interest of our shareholders, and our Board of Directors discloses, in our next annual report subsequent to the determination, the nature of the relationship and the reasons for that determination.

Our Board of Directors has determined that Ms Nurit Benjamini (Chairperson) qualifies as an audit committee financial expert as defined by rules of the SEC.

In November 2012, our Board of Directors adopted an audit committee charter that added to the responsibilities of our Audit Committee under the Companies Law, setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Marketplace Rules of the Nasdaq Stock Market, including the following:

•
oversight of the company’s independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to our Board of Directors in accordance with Israeli law;

•	recommending the engagement or termination of the office of our internal auditor; and

•	reviewing and pre-approving the terms of audit and non-audit services provided by our independent auditors.

Our Audit Committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee also oversees the audit efforts of our independent accountants and takes those actions it deems necessary to satisfy itself that the accountants are independent of management. Pursuant to the Companies Law, the audit committee of a company shall be responsible for: (i) determining whether there are delinquencies in the business management practices of a company, including in consultation with an internal auditor or independent auditor, and making recommendations to the company’s board of directors to improve such practices; (ii) determining whether to approve certain related party transactions (including compensation of office holders or transactions in which an office holder has a personal interest and whether such transaction is material or otherwise an extraordinary transaction); (iii) where the company’s board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board and proposing amendments thereto; (iv) examining internal control and the internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the special needs and size of a company); (v) examining the scope of the auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment thereof (either the board or the general meeting of shareholders); and (vi) establishing procedures for the handling of employees’ complaints as to the management of the business and the protection to be provided to such employees. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) the establishment of procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions. Under the Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. See “— Approval of Related Party Transactions under Israeli Law.”

Pursuant to the Amendment to the Relief Regulations, companies the shares of which are listed for trading on specified exchanges outside of Israel, including the Nasdaq, and which qualify as Eligible Companies, are exempt from the following rules regarding the audit committee under the Companies Law: (i) the committee shall be comprised of at least three members, who shall include all of the external directors, and the majority of the members shall be independent; (ii) certain persons may not be members of the audit committee; (iii) the controlling shareholder or his relatives shall not be members of the audit committee; (iv) the chairman of the audit committee shall be an external director; (v) a person who is prohibited from being a member of the audit committee shall not be present at the committee’s meetings; (vi) if the committee also serves as a financial reports committee, the rules applicable to the financial reports committee shall apply; and (vii) the legal quorum shall be the majority of the committee members, provided that the majority of directors present are independent, at least one of whom is an external director.

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

Pursuant to the Amendment to the Relief Regulations, companies the shares of which are listed for trading on specified exchanges outside of Israel, including the Nasdaq and qualify as Eligible Companies are exempt from the following rules regarding the Compensation Committee under the Companies Law: (i) the board of a public company is required to appoint a compensation committee; and (ii) the compensation committee shall be comprised of at least three members, all of the external directors shall be members and shall constitute the majority of its members and the rest of the members shall be members whose terms of service are as required under the Companies Law.

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

In November 2012, in order to comply with the requirements of Amendment 20, our Board of Directors established a Compensation Committee, comprised of Ms. Nurit Benjamini and Dr. Avraham Molcho, our two external directors, and Dr. Raphael Hofstein. Ms. Nurit Benjamini serves as the Chairperson of our Compensation Committee.

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

Annual bonuses will be based on achievement of the business goals set out in our annual operating plan approved by the board of directors at the beginning of each year. The operating plan encompasses all aspects of our activities and as such sets the business targets for each member of the management team. Consequently, our Compensation Committee and Board of Directors should be able to judge the suitability of a bonus payment by deliberating retrospectively at year end and comparing actual performance and target achievements against the forecasted operating plan. The annual bonus mechanism will be directly tied to meeting objectives - both our business objectives and the office holder’s personal objectives. The Board of Directors’ satisfaction with the officer’s performance will also affect the bonus amount. Annual bonus payments are subject to the limitations set out in the Compensation Policy and also subject to the discretion of our Compensation Committee and approval by the Board of Directors. In order to maintain some measure of flexibility, after calculating the compensation amount, the Board of Directors may exercise discretion about the final amount of the bonus.

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

All compensation arrangements of office holders are to be approved in the manner prescribed by applicable law. Our Compensation Committee will review the Compensation Policy on an annual basis, and monitor its implementation, and recommend to our Board of Directors and shareholders to amend the Compensation Policy as it deems necessary from time to time. The term of the Compensation Policy is three years from the date of its adoption, or July 5, 2019. Following such three-year term, the Compensation Policy, including any revisions recommended by our Compensation Committee and approved by our Board of Directors, as applicable, will be brought once again to the shareholders for approval.

Nominating Committee

Our Board of Directors does not currently have a nominating committee, having availed BioLineRx of the exemption available to foreign private issuers under the Marketplace Rules of the Nasdaq Stock Market. See “Item 16G. Corporate Governance.”

Investment Monitoring Committee

Our Board of Directors has established an Investment Monitoring Committee which consists of the following four members: Directors Dr. Michael Anghel (Chairperson) and Ms. Nurit Benjamini; Ms. Mali Zeevi, our Chief Financial Officer; and Mr. Raziel Fried, our Budget Control Manager and Treasurer. The function of the Investment Monitoring Committee includes providing recommendations to our Board of Directors regarding investment guidelines and performing an on-going review of the fulfillment of established investment guidelines. The Investment Monitoring Committee convenes for a meeting in accordance with our needs, but in any event at least twice per year. The Investment Monitoring Committee reports to our Board of Directors on a semi-annual basis.

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

A transaction with an office holder in a public company that is neither a director nor the chief executive officer regarding his or her terms of office and employment requires approval by the (i) compensation committee; and (ii) the board of directors. Approval of terms of office and employment for such officers which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the following special majority requirements, or the Special Majority Requirements, as set forth in Amendment 20, pursuant to which the shareholder approval must either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than 2% of the voting rights in the company.

A transaction with the chief executive officer in a public company regarding his or her terms of office and employment requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company by the Special Majority Requirements. Approval of terms of office and employment for the chief executive officer which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above.

A transaction with an office holder in a public company (including the chief executive officer) who is not a director regarding his or her terms of office and employment may be approved despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve the proposal, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder rejection into consideration. In addition, the compensation committee may exempt the transaction regarding terms of office and employment with a chief executive officer who has no relationship with the controlling shareholder or the company from shareholder approval if it has found, based on detailed reasons, that bringing the transaction to the approval of the shareholders meeting shall prevent the employment of such candidate by the company. Such approval may be given only in respect of terms of office and employment which are in accordance with the company’s compensation policy.

A transaction with a director in a public company regarding his or her terms of office and employment requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above. In addition, pursuant to a relief provided under the Companies Regulations (Relief in Interested Party Transactions), 2000, the compensation committee may exempt the transaction regarding terms of office and employment with a director, if the compensation committee and board of directors determined that such terms of office are only for the benefit of the company, or if the compensation terms of the director do not exceed the maximum compensation paid to external directors pursuant to the applicable regulations.

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

The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

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

An amendment to the Israeli Securities Law and a corresponding amendment to the Companies Law authorize the ISA to impose administrative sanctions against companies like ours, and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys’ fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company’s articles of association and receive the requisite corporate approvals.

Our Articles of Association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. In November 2011, our shareholders approved (i) the amendment of our Articles of Association to authorize indemnification and insurance in connection with administrative enforcement proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Companies Law described above and (ii) a new form of indemnification letter for our directors and officers so as to reflect the amendment to our Articles of Association, which new form of letter was also approved in October 2011 by our Audit Committee and Board of Directors, and in November 2011 by our shareholders. The terms of such agreements are consistent with the provisions of the Compensation Policy which was approved by our shareholders in December 2013 and amended as described in the next paragraph.

Our office holders are currently covered by a directors and officers’ liability insurance policy. The terms of such directors’ and officers’ insurance are consistent with the provisions of the Compensation Policy which was approved by our shareholders in July 2016. The purpose of the amendment was to clarify that we are authorized to purchase insurance policies (including run-off policies) to cover the liability of directors and office holders that are in office at such time and that shall be in office from time to time, including directors and office holders that may have a controlling interest in the Company. Such insurance policies are authorized within the following limits: (1) the premium for each policy period shall not exceed $250,000, (2) the maximum aggregate limit of liability pursuant to the policies shall not exceed $20 million for each insurance period, and (3) the maximum deductible shall not exceed $250,000. In addition, the Compensation Committee is authorized to increase the coverage purchased and/or the premium paid for such policies by up to 20% per year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law. As of the date of this Annual Report on Form 20-F, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought. Pursuant to the approval of our shareholders at the annual general meeting held in September 2014, we carry directors’ and officers’ insurance covering each of our directors and executive officers for acts and omissions. See also “Related Party Transactions — Indemnification Agreements.”

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

D. Employees

As of December 31, 2017, we had 51 employees, all of whom are employed in Israel, except the three employees of Agalimmune who are employed in the U.K. Of our employees, 19 hold M.D. or Ph.D. degrees.

	December 31,
	2015	2016	2017

Management and administration	12	11	11
Research and development	32	28	36
Sales and marketing	4	4	4
Total	48	43	51

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

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 5, 2018 of each of our directors and executive officers individually and as a group.

Number of
Ordinary Shares
	Beneficially	Percent of
	Held	Class

Directors

Aharon Schwartz(1)		*
Michael J. Anghel(2)		*
Nurit Benjamini(3)		*
B.J. Bormann(4)		*
Raphael Hofstein(5)		*
Avraham Molcho(6)		*
Sandra Panem(7)		*

Executive officers

Philip A. Serlin(8)		*
Mali Zeevi(9)		*
David Malek(10)		*
Ella Sorani(11)		*
Abi Vainstein-Haras(12)		*

All directors and executive officers as a group (12 persons)(13)		1.0%

*	Less than 1.0%.

(1)
Includes 71,669 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 33,331 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2018.

(2)
Includes 71,669 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 33,331 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2018.

(3)
Includes 51,669 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 33,331 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2018.

(4)
Includes 71,669 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 33,331 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2018.

(5)
Includes 71,669 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 33,331 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2018.

(6)
Includes 51,669 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 33,331 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2018.

(7)
Includes 69,169 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 33,331 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 5, 2018.

(8)
Includes 301,631 issued ordinary shares upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 666,773 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 5, 2018.

(9)
Includes 174,343 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 680,627 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 5, 2018.

(10)
Includes 274,545 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 685,255 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 5, 2018.

(11)
Includes 42,125 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 580,675 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 5, 2018.

(12)
Includes 101,682 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 736,318 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 5, 2018.

(13)
Includes 1,351,509 ordinary shares issuable upon exercise of outstanding options within 60 days of March 5, 2018. Does not include 3,044,415ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 5, 2018.

Equity Compensation Plan

2003 Share Incentive Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Incentive Plan, or the Plan. The Plan provides for the granting of options, ordinary shares, restricted stock units and performance stock units to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for equity grants to be made at the determination of our Board of Directors in accordance with applicable law. As of March 5, 2018, there were 10.9 million ordinary shares issuable upon the exercise of outstanding equity grants under the Plan.

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

From time to time, our Board of Directors has approved an increase in the number of shares reserved for the purpose of equity grants pursuant to the Plan. As of March 5, 2018, the number of shares so reserved was 3.1 million.

Administration of Our Plan

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

Options granted under the Plan generally vest over four years, and they expire 10 years from the grant date. If we terminate an employee for cause, all of the employee’s vested and unvested options expire immediately from the time of delivery of the notice of discharge, unless determined otherwise by the Audit Committee or the Board of Directors. Upon termination of employment for any other reason, including due to death or disability of the employee, vested options may be exercised within three months of the termination date, unless otherwise determined by the Compensation Committee or the Board of Directors. Vested options which are not exercised and unvested options return to the pool of reserved ordinary shares under the Plan for reissuance. The right to receive ordinary shares pursuant to PSUs granted under the Plan will vest upon the achievement by BioLineRx of certain performance goals to be established by the Board of Directors.

In the event of a merger, consolidation, reorganization or similar transaction or our voluntary liquidation or dissolution, all of our unexercised vested equity grants and any unvested equity grants will be automatically terminated. However, in the event of a change of control, or merger, consolidation, reorganization or similar transaction resulting in the acquisition of at least 50% of our voting power, or the sale or transfer of all or substantially all of our outstanding shares assets, the equity grants then outstanding may be assumed or substituted for an appropriate number of shares of each class of shares or other securities and/or assets of the successor company in such transaction (or a parent or subsidiary or another affiliate of such successor company) as were distributed to our shareholders in respect of the transaction. In addition to the foregoing, our Board of Directors has approved the inclusion in the option agreements of the Company’s officers of a provision for accelerated vesting of options if both a change of control of the Company occurs and, following such change of control, the officer’s employment is terminated or there is a significant demotion in the officer’s new job or position.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 5, 2018 by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge. The beneficial ownership of ordinary shares is based on the 106,268,860 ordinary shares outstanding as of March 5, 2018 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 5, 2018, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights.

	Number of Ordinary Shares Beneficially Held	Percent of Class

BVF Partners L.P. (1)	26,556,588	24.99
Senvest Management, LLC (2)	7,781,641	7.32

(1)
Based upon information provided by the shareholder, or the BVF Group, in its Schedule 13D filed with the SEC on August 8, 2017. BVF Partners L.P., or Partners, as the general partner of Biotechnology Value Fund, L.P., or BVF, and Biotechnology Value Fund II, L.P., or BVF2, the sole member of BVF Partners OS Ltd., or Partners OS, and the investment manager of Biotechnology Value Trading Fund OS LP, or Trading Fund OS, and certain Partners managed accounts, or the Partners Managed Accounts, may be deemed to beneficially own the 26,556,588 ordinary shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS and the Partners Managed Accounts. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 26,556,588 ordinary shares beneficially owned by Partners. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 26,556,588 ordinary shares beneficially owned by BVF Inc. In addition to ADSs, the BVF Group is the beneficial owner of Series A warrants and Series B warrants issued by us in July 2017. All the warrants held by the BVF Group are subject to a blocker provision that precludes the holders from exercising the warrants to the extent that the holder and its affiliates would beneficially own in excess of 24.99% of our ordinary shares outstanding immediately after giving effect to such exercise. Accordingly, excluded from the number of ordinary shares beneficially held by the BVF Group are an aggregate of 2,412,438 ordinary shares underlying Series A warrants and 2,973,451 ordinary shares underlying Series B warrants. The address of the principal business office of BVF Partners L.P. is 1 Sansome Street, 30th Floor, San Francisco, California 94104.

(2)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 12, 2018. The securities indicated above are held in the accounts of Senvest Master Fund, LP, Senvest Israel Partners Master Fund, LP and Senvest Global (KY), LP or collectively, the Investment Vehicles. Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of the Investment Vehicles. Richard Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by either Senvest Management, LLC or Mr. Mashaal as to beneficial ownership of the securities indicated above. The address of the principal business office of Senvest Management, LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

B. Related Party Transactions

Agreements with Directors and Officers

Employment Agreements

We have entered into employment agreements with each of our executive officers. See “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Senior Management.”

Indemnification Agreements

Our Articles of Association and Compensation Policy approved by our shareholders permit us to exculpate, indemnify and insure our directors and office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. We have obtained directors’ and officers’ insurance for each of our officers and directors. See “Item 6. Directors, Senior Management and Employees — Board Practices — Exculpation, insurance and indemnification of office holders.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See “Item 18. Financial Statements.”

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

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Price Range of our ADSs

Our ADSs have been trading on Nasdaq under the symbol “BLRX” since July 2011.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on Nasdaq in dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2017	1.31	0.81
2016	1.30	0.75
2015	2.84	1.23
2014	3.07	1.23
2013	4.75	1.58

Quarterly:
First Quarter (through March 5, 2018)	1.20	0.94
Fourth Quarter 2017	1.31	0.94
Third Quarter 2017	1.18	0.81
Second Quarter 2017	0.92	0.82
First Quarter 2017	1.30	0.88
Fourth Quarter 2016	1.16	0.92
Third Quarter 2016	1.28	0.75
Second Quarter 2016	1.02	0.79
First Quarter 2016	1.30	0.90

Most Recent Six Months:
March 2018 (through March 5, 2018)	1.01	0.97
February 2018	1.07	0.94
January 2018	1.20	1.06
December 2017	1.14	1.05
November 2017	1.14	0.94
October 2017	1.31	1.03
September 2017	1.16	1.03

On March 5, 2018, the last reported sales price of our ADSs on Nasdaq was $1.01 per ADS. As of March 5, 2018, there was one shareholder of record of our ADSs. The number of record holders is not representative of the number of beneficial holders of our ADSs.

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

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2017	4.67	2.90	1.26	0.82
2016	5.21	3.07	1.34	0.79
2015	10.23	4.94	2.57	1.27
2014	10.49	4.76	3.01	1.24
2013	17.99	5.90	4.89	1.62

Quarterly:
First Quarter (through March 5, 2018)	4.03	3.41	1.18	0.98
Fourth Quarter 2017	4.36	3.35	1.24	0.95
Third Quarter 2017	4.19	2.90	1.16	0.82
Second Quarter 2017	3.65	2.92	1.01	0.82
First Quarter 2017	4.67	3.52	1.26	0.92
Fourth Quarter 2016	4.31	3.48	1.12	0.91
Third Quarter 2016	4.60	3.07	1.22	0.80
Second Quarter 2016	3.92	3.07	1.04	0.79
First Quarter 2016	5.21	3.67	1.34	0.94

Most Recent Six Months:
March 2018 (through March 5, 2018)	3.50	3.49	1.01	1.00
February 2018	3.62	3.41	1.03	0.98
January 2018	4.03	3.65	1.18	1.07
December 2017	4.05	3.73	1.14	1.06
November 2017	3.93	3.35	1.12	0.95
October 2017	4.36	3.64	1.24	1.03
September 2017	4.02	3.45	1.14	0.98

On March 5, 2018, the last reported sales price of our ordinary shares on the TASE was NIS 3.50 per share, or $1.01 per share (based on the exchange rate reported by the Bank of Israel for such date). On March 5, 2018, the exchange rate of the NIS to the dollar was $1.00 = NIS 3.456, as reported by the Bank of Israel. As of March 5, 2018, there were two shareholders of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs trade on the Nasdaq under the symbol “BLRX.” Our ordinary shares trade on the TASE under the symbol “BLRX.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than with respect to the special approval requirements for the election of external directors (unless we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the Audit and Compensation Committees) described under “Item 6. Directors, Senior Management and Employees — Board Practices — External Directors.”

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

Under Amendment 20, the board of directors of an Israeli publicly traded company is required to establish a compensation policy, to be approved by the shareholders of the company, pursuant to which the terms of office and compensation of the company’s officer holders will be decided (unless the company qualifies as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees). The final adoption of such compensation policy is subject to the approval of the shareholders, which approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which one of the following must be met:

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

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

C. Material Contracts

For a discussion of our out-licensing and in-licensing agreements, see “Item 4. Information on the Company.” The following are summary descriptions of certain other material contracts to which we are a party. The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete agreements, which are attached as exhibits to this Annual Report on Form 20-F.

Clinical Trial Collaboration and Supply Agreement with MSD

In January 2016, we entered into a collaboration agreement with MSD, to support a Phase 2 study investigating our BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with metastatic pancreatic cancer. The Phase 2 study will evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T cells into the tumor and their reactivity. According to the terms of the agreement, we are sponsoring and performing the study, which was initiated in September 2016, and MSD is supplying its compound for purposes of the study. The parties have agreed on the establishment of a joint development committee which has the responsibility of coordinating all regulatory and other activities under the agreement.

Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.

Combination Study Agreement with Genentech

In September 2016, we entered into a collaboration with Genentech to support several Phase 1b studies investigating BL-8040 in combination with TECENTRIQ® (atezolizumab), Genentech’s anti-PDL1 cancer immunotherapy, in multiple cancer indications. Under the collaboration agreement, Genentech will sponsor and conduct several trials in multiple solid cancer indications. In addition, we will sponsor and conduct a study in AML patients. The Phase 1b studies, which are all expected to commence in the second half of 2017, will evaluate the clinical response, safety and tolerability of the combination of these therapies, as well as multiple pharmacodynamic parameters, in hematologic malignancies and solid tumors.

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

In May 2012, the Israeli Tax Authority, or ITA, approved our eligibility for tax benefits as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended, or Investments Law, with respect to a portion of the consideration deriving from certain of our development programs, or Eligible Projects. Subject to compliance with the applicable requirements, the portion of our undistributed income derived from our Benefited Enterprise programs will be entitled to a seven-year period of tax benefits due to the Company’s location in Modi’in (a tax exemption for a period of two years, followed by five years at the Benefited Enterprise tax rate of 25%) commencing in the first year in which we generate taxable income after setting off our losses for Israeli tax purposes from prior years in the amount of approximately $210 million. The seven-year period may not extend beyond 12 years from the beginning of the Benefited Enterprise’s election year. We received Benefited Enterprise status with respect to the Eligible Projects in 2009 and 2012 tax years, so depending on when the Benefited Enterprise programs begin to generate taxable income after offsetting tax losses, the benefit period could continue through 2023. However, any distribution of income derived from exempt income sourced in our Benefited Enterprise programs will result in such income being subject to a rate of corporate tax no greater than 25%.

We have the option to transition to a “Preferred Enterprise” regime under the Investments Law with respect to the year 2018 (through May 31, 2018), according to which all of our income which is eligible for benefits under the regime would be subject to flat corporate tax rates of 16% in 2018 and thereafter, whether or not distributed. A transition to a Preferred Enterprise regime may not be reversed.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders. An individual is subject to a tax at a rate of 25% on real capital gains derived from the sale of shares, as long as the individual is not a substantial shareholder at the time of sale or at any time during the 12-month period preceding the company’s issuance of the shares.

An individual who is a substantial shareholder at the time of sale or at any time during the preceding 12-month period is subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder.

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

Excess Tax. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter on annual income exceeding a certain threshold (NIS 640,000 for 2017 and thereafter, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

U.S. Federal Income Tax Considerations

The following is a general summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our ordinary shares and ADSs by U.S. Investors (as defined below) that are initial purchasers of such ordinary shares or ADSs and that hold such ordinary shares or ADSs as capital assets. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire our ordinary shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the Dollar, persons that own (or are deemed to own, indirectly or by attribution) 10% or more of our ordinary shares or ADSs, persons subject to special tax accounting rules under section 451(b), or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

 As used in this summary, the term “U.S. Investor” means a beneficial owner of our ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or a trust that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, whose status as a U.S. person is not overwritten by an applicable tax treaty.

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

Taxation of U.S. Investors

The discussions under “— Distributions,” and under “— Sale, Exchange or Other Disposition of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC for the taxable year ending December 31, 2018, and it is possible that we will be a PFIC for the taxable year ending December 31, 2018 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Distributions. We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend the amount of any distributions made on the ordinary shares or ADSs, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Investor’s tax basis in its ordinary shares or ADSs and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those ordinary shares or ADSs. If we were to pay dividends to holders of our ordinary shares, we expect to pay such dividends in NIS; however, dividends paid to holders of our ADSs will be paid in dollars. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Investor’s income as a dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into dollars. If the dividend is converted to dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. However, if the U.S. Investor converts the NIS into dollars on a later date, the U.S. Investor must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

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

Dividends paid on the ordinary shares and ADSs will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Investors with respect to dividends received from U.S. corporations.

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

Sale, Exchange or Other Disposition of Ordinary Shares and ADSs. Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Investor’s adjusted tax basis in such ordinary shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the ordinary shares or ADSs exceeds one year. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes.

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

We believe that we were a PFIC for U.S. federal income tax purposes for taxable years ended prior to December 31, 2009 and for taxable years ended December 31, 2011, 2012 and 2014 through 2017. We were not a PFIC for taxable years ended 2009, 2010 and 2013, and we have not determined whether we will be a PFIC for the taxable year ending December 31, 2018. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for taxable year ending December 31, 2018 or in any subsequent year. Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

U.S. Investors should be aware of certain tax consequences of investing directly or indirectly in us if we are a PFIC. A U.S. Investor is subject to different rules depending on whether the U.S. Investor makes an election to treat us as a “qualified electing fund,” known as a QEF election, for the first taxable year that the U.S. Investor holds ordinary shares or ADSs, which is referred to in this disclosure as a “timely QEF election,” makes a “mark-to-market” election with respect to the ordinary shares or ADSs (if such election is available) or makes neither election.

QEF Election. A U.S. Investor who makes a timely QEF election, referred to in this disclosure as an “Electing U.S. Investor,” with respect to us must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Investor. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s net capital gains. Such Electing U.S. Investor generally will be required to translate such income into Dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such Electing U.S. Investor under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Investor. The Electing U.S. Investor’s tax basis in ordinary shares or ADSs generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

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

Mark-to-Market Election. Alternatively, if our ordinary shares or ADSs are treated as “marketable stock,” a U.S. Investor would be allowed to make a “mark-to-market” election with respect to our ordinary shares or ADSs, provided the U.S. Investor completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Investor generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of the taxable year over such holder’s adjusted tax basis in the ordinary shares or ADSs. Thus, the U.S. Investor may recognize taxable income without receiving any cash to pay its tax liability with respect to such income. The U.S. Investor would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Investor’s adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Investor’s tax basis in the ordinary shares or ADSs would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the ordinary shares or ADSs would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares or ADSs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Investor, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

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

Default PFIC Rules. A U.S. Investor who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Investor,” will be subject to special rules with respect to (a) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Investor on the ordinary shares or ADSs in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Investor in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Investor’s holding period for the ordinary shares or ADSs), and (b) any gain realized on the sale or other disposition of such ordinary shares or ADSs. Under these rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Investor’s holding period for the ordinary shares or ADSs;

•	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

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

Certain Reporting Requirements

Certain U.S. Investors owning “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance) may be required to file IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, which may include the ordinary shares or ADSs, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). U.S. Investors are urged to consult their tax advisors regarding the application of these requirements to their ownership of the ordinary shares or ADSs.

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

Not applicable.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Set forth below is a summary of the material terms of the deposit agreement among BioLineRx, The Bank of New York Mellon as depositary, or the Depositary, and the owners and holders from time to time of our ADSs.

Description of the ADSs

Each of our ADSs represents one of our ordinary shares deposited with the principal Tel Aviv office of either of Bank Hapoalim B.M. or Bank Leumi Le-Israel, as Custodian for the Depositary. Our ADSs trade on the Nasdaq.

The form of the deposit agreement for the ADS and the form of American Depositary Receipt (ADR) that represents an ADS have been incorporated by reference as exhibits to this Annual Report on Form 20-F. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286.

Dividends, Other Distributions and Rights

Amounts distributed to ADS holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or the Depositary. If the Depositary determines that any distribution in cash or property is subject to any tax or governmental charges that the Depositary or the custodian is obligated to withhold, the Depositary may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. The Depositary will then distribute the balance of the cash and/or property to the ADS holders entitled to the distribution after deducting its fees and expenses, in proportion to their holdings.

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

Distributions of ordinary shares. If we distribute ordinary shares as a dividend or free distribution, the Depositary may distribute to ADS holders new ADSs representing the ordinary shares. The Depositary will distribute only whole ADSs. It will sell the ordinary shares that would have required it to use fractional ADSs and then distribute the proceeds in the same way it distributes cash. If the Depositary deposits the ordinary shares but does not distribute additional ADSs, the existing ADSs will also represent the new ordinary shares.

Other distributions. If the Depositary or the custodian receives a distribution of anything other than cash or shares, the Depositary will, after consultation with us to the extent practicable, distribute the property or securities to the ADS holder, in proportion to such holder’s holdings upon payment of its fees. If, however, the Depositary determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then it may distribute the property or securities by any means it thinks are equitable and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the ADS holders. The Depositary may sell a portion of any distributed property that is sufficient to pay its fees.

Rights to subscribe for additional ordinary shares and other rights. If we offer our holders of ordinary shares any rights to subscribe for additional ordinary shares or any other rights, the Depositary may:

•	make the rights available to all or certain holders of ADSs, by means of warrants or otherwise, if lawful and practically feasible; or

•	attempt to sell those rights or warrants or other instruments.

In the case of a sale, the Depositary will allocate the net proceeds of the sales to the account of the ADS holders entitled to the rights. The allocation will be made on an averaged or other practicable basis without regard to any distinctions among holders.

If registration under the Securities Act of 1933, as amended, or the Securities Act, is required in order to offer or sell to the ADS holders the securities represented by any rights, the Depositary will not make the rights available to ADS holders unless a registration statement is in effect or such securities are exempt from registration. We do not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If the Depositary does not make any rights available to ADS holders and cannot dispose of the rights and make the net proceeds available to ADS holders, then it will allow the rights to lapse, and the ADS holders will not receive any value for them.

Voting of the underlying shares. Under the deposit agreement, an ADS holder is entitled, subject to any applicable provisions of Israeli law, our Articles of Association and the deposited securities, to exercise voting rights pertaining to the shares represented by its ADSs. The Depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we request. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. The Depositary will try, as far as practical, subject to the laws of Israel and of our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The Depositary will only vote or attempt to vote as instructed or as described in the following sentence. If we asked the Depositary to solicit your instructions at least 30 days before the meeting date but the Depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. In such case, the restrictions of the Israeli Companies Law with respect to “personal interest,” as described elsewhere in this annual report, would apply as well. The Depositary’s discretionary proxy to vote on all questions to be voted upon will be given to us as described above unless we notify the Depositary that:

•               we do not wish to receive a discretionary proxy;

•               there is substantial shareholder opposition to the particular question; or

•               the particular question would have an adverse impact on our shareholders.

We are required to notify the Depositary if one of the conditions specified above exists.

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

Charges of Depositary

We will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between us and the Depositary from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the deposit agreement):

•	taxes and other governmental charges;

•	any applicable transfer or registration fees;

•	certain cable, telex and facsimile transmission charges as provided in the deposit agreement;

•	any expenses incurred in the conversion of foreign currency;

•	a fee of $5.00 or less per 100 ADSs (or a portion thereof) for the execution and delivery of ADRs and the surrender of ADRs, including if the deposit agreement terminates;

•	a fee of $.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee for the distribution of securities pursuant to the deposit agreement;

•	in addition to any fee charged for a cash distribution, a fee of $.05 or less per ADS (or portion thereof) per annum for depositary services;

•	a fee for the distribution of proceeds of rights that the Depositary sells pursuant to the deposit agreement; and

•	any other charges payable by the Depositary, any of the Depositary’s agents, or the agents of the Depositary’s agents in connection with the servicing of ordinary shares or other Deposited Securities.

The Depositary may own and deal in our securities and in ADSs.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Depositary and that may earn or share fees, spreads or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Liability of Holders for Taxes, Duties or Other Charges

Any tax or other governmental charge with respect to ADSs or any deposited ordinary shares represented by any ADS shall be payable by the holder of such ADS to the Depositary. The Depositary may refuse to effect transfer of such ADS or any withdrawal of deposited ordinary shares represented by such ADS until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the holder any part or all of the deposited ordinary shares represented by such ADS and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge and the holder of such ADS shall remain liable for any deficiency.

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including the Chief Executive Officer, or the CEO, and the Chief Financial Officer, or the CFO, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

(c)           Attestation Report of Registered Public Accounting Firm

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, appearing under “Item 18. Financial Statements” on page F-2, and such report is incorporated herein by reference.

(d)          Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Our Board of Directors has determined that Ms. Nurit Benjamini is the audit committee financial expert. Ms. Benjamini is one of our independent directors for the purposes of the Nasdaq rules.

ITEM 16B. CODE OF ETHICS

In July 2011, our Board of Directors adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that applies to all our employees, including without limitation our CEO, CFO and controller. Our Code of Conduct may be viewed on our website at www.biolinerx.com. A copy of our Code of Conduct may be obtained, without charge, upon a written request addressed to our investor relations department, 2 HaMa’ayan Street, Modi’in 7177871, Israel (Telephone no. +972-8-642-9100) (e-mail: info@BioLineRx.com).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm.

	Year Ended December 31,
	2016	2017
Services Rendered	(in thousands of U.S. dollars)

Audit Fees(1)	$110	$110
Audit-Related Fees(2)	–	33
Tax Fees(3)	21	27
All Other Fees	–	–
Total	$131	$170

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related services relate to reports to the IIA and work regarding a public listing or offering.
(3)	Tax fees relate to tax compliance, planning and advice.

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

•
Independent Directors. Our Board of Directors includes two external directors in accordance with the provisions contained in Sections 239-249 of the Companies Law and Rule 10A-3 of the general rules and regulations promulgated under the Securities Act, rather than a majority of external directors. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as a foreign private issuer we are not exempt from the SEC independence requirement), and we must also ensure that a majority of the members of our Audit Committee are unaffiliated directors as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Marketplace Rules of the Nasdaq Stock Market otherwise require. If we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees, we will be required at all times to comply with the U.S. rules and regulations governing the appointment of independent directors and composition of the audit and compensation committees applicable to U.S. domestic issuers instead of complying with the Companies Law provisions relating to external directors and composition of the audit and compensation committees.

•
Audit Committee. Our Audit Committee complies with all of the requirements under Israeli law, and is composed of two external directors, which are all of our external directors, and only one other director, who cannot be the chairman of our Board of Directors. Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the Audit Committee. If we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees, we will be required at all times to comply with the U.S. rules and regulations governing the appointment of independent directors and composition of the Audit Committee applicable to U.S. domestic issuers instead of complying with the Companies Law provisions relating to external directors and composition of the Audit Committee.

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

•
Compensation Committee and Compensation of Officers. Israeli law, and our Articles of Association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under Nasdaq’s listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our Compensation Committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law, and is composed of two external directors, which are all of our external directors, and one additional director, who is not the chairman of our Board of Directors or otherwise employed by the Company. If we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees, we will be required at all times to comply with the U.S. rules and regulations governing the appointment of independent directors and composition of the compensation committee applicable to U.S. domestic issuers instead of complying with the Companies Law provisions relating to external directors and composition of the compensation committee. Additionally, we comply with the requirements set forth under the Companies Law, pursuant to which transactions with office holders regarding their terms of office and employment, and transaction with a controlling shareholder in a company regarding his or her employment and/or his or her terms of office with the company, may require the approval of the compensation committee, the board of directors and under certain circumstances the shareholders, either in accordance with our previously approved compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. See “Item 6. Directors, Senior Management and Employees — Board Practices — Compensation Committee” for information regarding the Compensation Committee, and “Item 6. Directors, Senior Management and Employees — Approval of Related Party Transactions under Israeli Law” for information regarding the special approvals required with respect to approval of terms of office and employment of office holders, pursuant to the Companies Law, as set forth under Amendment 20. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules.

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

•
Equity Compensation Plans. We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in Nasdaq Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. Our equity compensation plan is available to our employees, none of whom are currently U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm.

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description

2.1(4)	Articles of Association, as amended July 5, 2017

2.2(2)
Deposit agreement dated as of July 21, 2011 among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

2.3(2)	Form of American Depositary Receipt; the Form is Exhibit A of the deposit agreement which is Exhibit 2.2 above.

4.5(10)	Employment Agreement with Philip Serlin, dated May 24, 2009, as amended

4.6†(1)	License Agreement entered into as of January 10, 2005, between BioLine Innovations Jerusalem L.P. and B.G. Negev Technologies and Applications Ltd.

4.7(1)	Assignment Agreement entered into as of January 1, 2009 entered into between BioLine Innovations Jerusalem L.P. and the Registrant

4.16†(1)	License Agreement entered into as of November 25, 2007 between BioLine Innovations Jerusalem L.P. and Innovative Pharmaceutical Concepts, Inc.

4.17(10)
Amended and Restated License and Commercialization Agreement dated August 26, 2009 among the Registrant, Ikaria Development Subsidiary One LLC and BioLine Innovations Jerusalem L.P., as amended and supplemented

4.18(9)	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan

4.30(3)	Employment Agreement with David Malek, dated August 8, 2011

4.33(5)	License Agreement entered into as of September 2, 2012 by and between the Registrant and Biokine Therapeutics Ltd.

4.36(6)	Compensation Policy for Executives and Directors

4.37(7)
Lease Agreement entered into as of August 7, 2014 between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. as Lessor and the Registrant as Lessee, as amended (English summary of the Hebrew original)

4.38(7)†	Investment and Collaboration Agreement entered into as of December 16, 2014 between the Registrant and Novartis Pharma AG

Exhibit Number	Exhibit Description

4.39(8)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV

4.40(5)†	Clinical Trial Collaboration and Supply Agreement entered into as of January 11, 2016 between the Registrant and Merck Sharp & Dohme B.V.

4.42(10)†	Combination Study Agreement entered into as of September 6, 2016 between the Registrant and Genentech, Inc.

4.43(10)	Employment Agreement with Mali Zeevi, dated September 16, 2009, as amended

4.44(10)	Employment Agreement with Abi Vainstein-Haras, dated April 2, 2014, as amended

4.45(10)	Employment Agreement with Ella Sorani, dated January 11, 2017

4.46(10)†	Amended and Restated Exclusive License Agreement entered into as of April 30, 2013 between the University of Massachusetts and Agalimmune Ltd.

4.47(10)†	Evaluation License and Option Agreement entered into as of March 31, 2015 between Agalimmune Ltd and Kode Biotech Limited

4.48	Employment Agreement with Hillit Mannor Shachar, dated February 8, 2018

8.1	List of Significant Subsidiaries

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.5	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant

15.8(11)
Subscription Agreement entered into as of July 26, 2017 among the Registrant and Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS, L.P., Investment 10, LLC and MSI BVF SPV, L.L.C. (the “BVF Investors”)

15.9(11)	Form of Series A Warrant issued to the BVF Investors

15.10(11)	Form of Series B Warrant issued to the BVF Investors

15.11(11)	Voting and Standstill Agreement entered into as of July 26, 2017 among the Registrant and the BVF Investors

15.12(12)	At-the-market Sales Agreement entered into October 30, 2017, between the Registrant and BTIG, LLC

101
The following financial information from BioLineRx Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Financial Position at December 31, 2017 and 2016; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2017, 2016 and 2015; (iii) Statements of Changes in Equity for the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Cash Flow Statements for the years ended December 31, 2017, 2016 and 2015; and (v) Notes to the Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(2)
Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6EF (No. 333-218969) filed by the Bank of New York Mellon on June 26, 2017 with respect to the Registrant’s American Depositary Shares.

(3)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (No. 333-179792) filed on February 29, 2012.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 (No. 333-222332) filed on December 28, 2017.

(5)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on May 31, 2016

(6)	Incorporated by reference to the Registrant’s Form 6-K filed on May 31, 2016.

(7)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

(8)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on September 22, 2015.

(9)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 10, 2016.

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

(11)	Incorporated by reference to the Registrant’s Form 6-K filed on July 31, 2017.

(12)	Incorporated by reference to the Registrant’s Form 6-K filed on October 31, 2017.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Date: March 6, 2018

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements at December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
BioLineRx Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of BioLineRx Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management and Board of Directors are responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 6, 2018	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Ltd.

We have served as the Company’s auditor since 2003.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31,
		2016	2017
		in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5	2,469	5,110
Short-term bank deposits	6	33,154	44,373
Prepaid expenses		255	307
Other receivables	16a	223	586
Total current assets		36,101	50,376

NON-CURRENT ASSETS
Long-term prepaid expenses	16b	52	61
Long-term investment	7	-	1,000
Property and equipment, net	8	2,605	2,505
Intangible assets, net	9	181	7,023
Total non-current assets		2,838	10,589
Total assets		38,939	60,965

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	10	93	93
Accounts payable and accruals:
Trade	16c	2,590	5,516
Other	16c	978	1,113
Total current liabilities		3,661	6,722

NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	10	250	157
Warrants	11c	1	1,205
Total non-current liabilities		251	1,362

COMMITMENTS AND CONTINGENT LIABILITIES	14
Total liabilities		3,912	8,084

EQUITY	11
Ordinary shares		1,513	2,836
Share premium		199,567	240,682
Capital reserve		10,569	10,337
Other comprehensive loss		(1,416)	(1,416)
Accumulated deficit		(175,206)	(199,558)
Total equity		35,027	52,881
Total liabilities and equity		38,939	60,965

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,
		2015	2016	2017
		in USD thousands

RESEARCH AND DEVELOPMENT EXPENSES	16d	(11,489)	(11,177)	(19,510)
SALES AND MARKETING EXPENSES	16e	(1,003)	(1,352)	(1,693)
GENERAL AND ADMINISTRATIVE EXPENSES	16f	(3,704)	(3,984)	(4,037)
OPERATING LOSS		(16,196)	(16,513)	(25,240)
NON-OPERATING INCOME (EXPENSES), NET	16g	1,445	214	(260)
FINANCIAL INCOME	16h	457	480	1,169
FINANCIAL EXPENSES	16i	(106)	(22)	(21)
NET LOSS AND COMPREHENSIVE LOSS		(14,400)	(15,841)	(24,352)

		in USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED	13	(0.28)	(0.28)	(0.27)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	13	51,406,434	56,144,727	89,970,713

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2015	1,055	167,331	9,800	(1,416)	(144,965)	31,805
CHANGES IN 2015:
Issuance of share capital, net	400	28,653	-	-	-	29,053
Employee stock options expired	-	217	(217)	-	-	-
Share-based compensation	-	-	1,152	-	-	1,152
Comprehensive loss for the year	-	-	-	-	(14,400)	(14,400)
BALANCE AT DECEMBER 31, 2015	1,455	196,201	10,735	(1,416)	(159,365)	47,610
CHANGES IN 2016:
Issuance of share capital, net	57	2,126	-	-	-	2,183
Employee stock options exercised	1	171	(172)	-	-	-
Employee stock options expired	-	1,069	(1,069)	-	-	-
Share-based compensation	-	-	1,075	-	-	1,075
Comprehensive loss for the year	-	-	-	-	(15,841)	(15,841)
BALANCE AT DECEMBER 31, 2016	1,513	199,567	10,569	(1,416)	(175,206)	35,027
CHANGES IN 2017:
Issuance of share capital, net	1,322	39,376	-	-	-	40,698
Employee stock options exercised	1	328	(329)	-	-	-
Employee stock options expired	-	1,411	(1,411)	-	-	-
Share-based compensation	-	-	1,508	-	-	1,508
Comprehensive loss for the year	-	-	-	-	(24,352)	(24,352)
BALANCE AT DECEMBER 31, 2017	2,836	240,682	10,337	(1,416)	(199,558)	52,881

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,
	2015	2016	2017
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Net loss	(14,400)	(15,841)	(24,352)
Adjustments required to reflect net cash used in operating activities (see appendix below)	232	1,328	3,805
Net cash used in operating activities	(14,168)	(14,513)	(20,547)

CASH FLOWS - INVESTING ACTIVITIES
Long-term investment	-	-	(1,000)
Investments in short-term deposits	(63,130)	(32,982)	(44,016)
Maturities of short-term deposits	50,083	42,334	33,327
Maturities of restricted deposits	166	-	-
Purchase of property and equipment	(2,683)	(52)	(338)
Purchase of intangible assets	(36)	(3)	(3,900)
Net cash provided by (used in) investing activities	(15,600)	9,297	(15,927)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	29,053	2,183	38,773
Proceeds of bank loan	467	-	-
Repayments of bank loan	(31)	(93)	(93)
Net cash provided by financing activities	29,489	2,090	38,680

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(279)	(3,126)	2,206
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	5,790	5,544	2,469
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	33	51	435
CASH AND CASH EQUIVALENTS - END OF YEAR	5,544	2,469	5,110

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,
	2015	2016	2017
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	441	482	481
Long-term prepaid expenses	(9)	6	(9)
Exchange differences on cash and cash equivalents	(33)	(51)	(435)
Loss (gain) on adjustment of warrants to fair value	(1,292)	(207)	127
Share-based compensation	1,152	1,075	1,508
Interest and exchange differences on short-term deposits	(182)	(387)	(530)
Interest and linkage differences on bank loan	1	(1)	-
Warrant issuance costs	-	-	17
	78	917	1,159

Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses and other receivables	(42)	42	(415)
Increase in accounts payable and accruals	196	369	3,061
	154	411	2,646

	232	1,328	3,805

Supplementary information on interest received in cash	173	453	494

Supplementary non-cash investment (see Note 19)	-	-	2,985

Debt reconciliation for 2017:
	Long-term bank loan	Warrants	Total
Debt as of January 1, 2017	343	1	344
Cash flows	(93)	1,077	984
Other non-cash movements	-	127	127
Debt as of December 31, 2017	250	1,205	1,455

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately-held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology. See Note 19.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions in the past, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.	Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2017 were approved by the Board of Directors on March 6, 2018, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s consolidated financial statements as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise.

The consolidated financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss.

The Company classifies its expenses on the statement of comprehensive loss based on the operating characteristics of such expenses.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

b.	Principles of consolidation and equity accounting

Consolidation
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

Equity method
Under the equity method of accounting, investments are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Company’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment. When the Company’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity. Unrealized gains on transactions between the Company and its associates and joint ventures are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Company. The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2g.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

d.	Cash equivalents

Cash and cash equivalents include cash on hand and short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

e.	Property and equipment

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

Leasehold improvements are amortized by the straight-line method over the shorter of the lease term or the estimated useful life of the improvements.

f.	Intangible assets

The Company applies the cost method of accounting for initial and subsequent measurements of intangible assets. Under this method of accounting, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Intellectual property
The Company recognizes in its financial statements intangible assets developed by the Company to the extent that the conditions stipulated in o. below are met. Intellectual property acquired by the Company is initially measured at cost. Intellectual property acquired by the Company for development purposes is not amortized and is tested annually for impairment. See f. below.

Computer software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over the estimated useful lives of the software (3-5 years).

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

g.	Impairment of non-financial assets

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

h.	Financial assets (cont.)

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are included in current assets, except for installments which are due more than 12 months subsequent to the balance sheet date. Such installments are included in non-current assets. The Company’s loans and receivables include “other receivables,” “cash and cash equivalents”, and “bank deposits”. See Note 2d.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

j.	Share capital

The Company’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction from the issuance proceeds.

k.	Trade payables

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

l.	Deferred taxes

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

m.	Revenue recognition

Revenues incurred in connection with out-licensing of the Company’s patents and other intellectual property are recognized when all of the following criteria have been met as of the balance sheet date:

•	The Company has transferred to the licensee the significant risks and rewards of ownership of the patents and intellectual property.

•	The Company does not retain either continuing managerial involvement to the degree usually associated with ownership, or effective control over the patent and intellectual property.

•	The amount of revenue can be measured reliably.

•	It is probable that the economic benefits associated with the transaction will flow to the Company.

•	The costs incurred or to be incurred in respect of the sale can be measured reliably.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

n.	Research and development expenses

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2017, the Company has not yet capitalized development expenses.

o.	Employee benefits

1)	Pension and severance pay obligations

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

The amounts recorded as an employee benefit expense in respect of pension and severance pay obligations for the years 2015, 2016 and 2017 were $466,000, $523,000 and $563,000, respectively.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

o.	Employee benefits (cont.)

2)	Vacation days and recreation pay

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

p.	Loss per share

1)	Basic

The basic loss per share is calculated by dividing the loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.

2)	Diluted

The diluted loss per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants issued to investors, as well as equity instruments granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2015, 2016 and 2017, as their effect would have been anti-dilutive.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

q.	Changes in accounting policy and disclosures

There were no changes in the accounting policies applied by the Company during 2017.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for reporting periods prior to January 1, 2018, and have not been early adopted by the Company. The Company’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 9, “Financial instruments,” addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income. Further, the expected credit losses model replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in the Company’s own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Adoption of the standard is not expected to have a material impact on the Company’s financial statements.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2017 is immaterial (see Note 3b). The activities of the Company expose it to market risk, particularly as a result of currency risk.

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

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2017
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(216)	(113)	2,376	125	264
Other receivables	(30)	(15)	325	17	36
Trade payables	69	36	(764)	(40)	(85)
Other payables	69	36	(756)	(40)	(84)
Total NIS-linked balances	(108)	(56)	1,181	62	131
Euro-linked trade payables	(94)	(49)	(1,031)	(54)	(115)
Total	(202)	(105)	150	8	16

The Company also maintains cash and cash equivalent balances in other currencies in amounts that are not material.

	December 31, 2016
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(33)	(18)	368	19	41
Other receivables	(20)	(11)	223	12	25
Trade payables	40	21	(438)	(23)	(49)
Other payables	82	43	(901)	(47)	(100)
Total NIS-linked balances	69	35	(748)	(39)	(83)
Euro-linked trade payables	36	19	(413)	(21)	(44)
Total	105	54	(1,161)	(60)	(127)

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is certain data regarding dollar exchange rates:

	Exchange rate of NIS per $1	Exchange rate of Euro per $1
As of December 31:
2016	3.845	0.951
2017	3.467	0.835

Percentage increase (decrease) in:
2016	(1.5)%	3.5%
2017	(9.8)%	(12.2)%

Set forth below is information on the linkage of monetary items:

	December 31, 2016			December 31, 2017
	Dollar	NIS	Other currencies	Dollar	NIS	GBP and other
	USD in thousands			USD in thousands
Assets:
Current assets:
Cash and cash equivalents	2,097	368	4	2,623	2,376	111
Short term bank deposits	33,154	-	-	44,373	-	-
Other receivables	-	-	-	117	325	144
Total assets	35,251	591	4	47,113	2,701	255
Liabilities:
Current liabilities:
Current maturities of bank loan	93	-	-	93	-	-
Accounts payable and accruals:
Trade	1,631	438	521	3,018	764	1,734
Other		901	77	99	756	258
Non-current liabilities
Long-term bank loan, net of current maturities	250	-	-	157	-	-
	1,974	1,340	598	3,367	1,520	1,992
Net asset value	33,277	(749)	(594)	43,746	1,181	(1,737)

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2017, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items and deposits), as well as warrants classified as a liability.

With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in working capital is generally close or identical to their carrying amount.

With regard to the warrants classified as a liability, see Note 11c(1) and 11c(2).

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

The Company’s cash, cash equivalents and short-term bank deposits at December 31, 2016, and 2017 were mainly deposited with highly-rated major Israeli and U.S. banks. In the Company’s opinion, the credit risk associated with these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2016	2017
	in USD thousands
Assets:
Cash and cash equivalents	2,469	5,110
Short-term bank deposits	33,154	44,373
Other receivables	223	586
Total	35,846	50,069

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk (cont.)

Although the Company has succeeded in generating significant revenues from a number of out-licensing transactions in the past, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into 2020. Accordingly, in the event that the Company does not generate cash from its operating activities, the Company will need to raise additional capital in the future. Inability to raise additional capital would have a material adverse effect on the financial condition of the Company.

d.	Financial instruments

As of December 31, 2016 and 2017, the Company’s financial instruments consisted of loans and receivables, and warrants classified as a liability.

e.	Fair value estimations

In February 2012 and 2013, BioLineRx completed financing transactions in which it issued ADSs and warrants to purchase additional ADSs – see Note 11c. The fair value of the warrants, which were not traded on an active market, was determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

In July 2017, the Company completed a direct placement to BVF Partners L.P., its largest shareholder, for aggregate gross proceeds of $9.6 million. The placement consisted of 8,495,575 ADSs, Series A warrants to purchase an additional 2,973,451 ADSs and Series B warrants to purchase an additional 2,973,451 ADSs. See Note 11c(4) for information regarding fair value determination of the warrants at issuance and as of December 31, 2017.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont.)

Development expenses

Development expenses are capitalized in accordance with the accounting policy described in Note 2n. The capitalization of costs is based on management’s judgment of technological and economic feasibility, which is usually achieved when a development project reaches a predefined milestone, or when the Company enters into a transaction to sell the know-how that resulted from the development process. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets, and the anticipated period of future benefits. Company management has concluded that, as of December 31, 2017, the foregoing conditions have not been met and therefore development expenses have not been capitalized for any project.

If management had determined that the aforementioned conditions had been met, the capitalization of development costs would have resulted in an increase in the Company’s profit or a decrease in its loss.

NOTE 5 – CASH AND CASH EQUIVALENTS

	December 31,
	2016	2017
	in USD thousands

Cash on hand and in bank	969	3,960
Short-term bank deposits	1,500	1,150
	2,469	5,110

The short-term bank deposits included in cash and cash equivalents bear interest at annual rate of 0.15%. The carrying amount of cash and cash equivalents approximates their fair value, since they bear interest at rates similar to prevailing market interest rates.

NOTE 6 – SHORT-TERM BANK DEPOSITS

The short-term bank deposits are in US dollars and bear interest at annual rates of between 1.22% and 2.12%.

NOTE 7 – LONG-TERM INVESTMENT

The long-term investment represents the Company’s $1.0 million investment, completed in September 2017, in iPharma (H.K.) Limited (“iPharma”), a joint venture with I-Bridge Capital, a Chinese venture capital fund focused on developing innovative therapies in China. iPharma is focusing on the development of innovative clinical and pre-clinical therapeutic candidates to serve the Chinese and global healthcare markets. iPharma expects to raise the funds needed to develop its pipeline primarily from third-party investors.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2014	2015
	In USD thousands				In USD thousands				In USD thousands
Composition in 2015
Office furniture and equipment	233	177	(212)	198	105	120	(212)	13	128	185
Computers and communications equipment	389	78	(21)	446	334	42	(21)	355	55	91
Laboratory equipment	626	568	-	1,194	328	154	-	482	298	712
Leasehold improvements	404	1,791	(170)	2,025	164	110	(170)	104	240	1,921
	1,652	2,614	(403)	3,863	931	426	(403)	954	721	2,909

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2015	2016
	In USD thousands				In USD thousands				In USD thousands
Composition in 2016
Office furniture and equipment	198	-	-	198	13	12	-	25	185	173
Computers and communications equipment	446	43	-	489	355	53	-	408	91	81
Laboratory equipment	1,194	104	-	1,298	482	188	-	670	712	628
Leasehold improvements	2,025	3	-	2,028	104	201	-	305	1,921	1,723
	3,863	150	-	4,013	954	454	-	1,408	2,909	2,605

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY AND EQUIPMENT (cont.)

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2016	2017
	In USD thousands				In USD thousands				In USD thousands
Composition in 2017
Office furniture and equipment	198	2	-	200	25	35	-	60	173	140
Computers and communications equipment	489	266	-	755	408	30	-	438	81	317
Laboratory equipment	1,298	70	-	1,368	670	159	-	829	628	539
Leasehold improvements	2,028	-	-	2,028	305	214	-	519	1,723	1,509
	4,013	338	-	4,351	1,408	438	-	1,846	2,605	2,505

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INTANGIBLE ASSETS

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2014	2015
	In USD thousands				In USD thousands				In USD thousands
Composition in 2015
Intellectual property	193	-	-	193	96	-	-	96	97	97
Computer software	277	51	-	328	257	16	-	273	20	55
	470	51	-	521	353	16	-	369	117	152

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2015	2016
	In USD thousands				In USD thousands				In USD thousands
Composition in 2016
Intellectual property	193	-	-	193	96	-	-	96	97	97
Computer software	328	57	-	385	273	28	-	301	55	84
	521	57	-	578	369	28	-	397	152	181

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2016	2017
	In USD thousands				In USD thousands				In USD thousands
Composition in 2017
Intellectual property	193	6,703	-	6,896	96	-	-	96	97	6,800
Computer software	385	182	-	567	301	43	-	344	84	223
	578	6,885	-	7,463	397	43	-	440	181	7,023

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LONG-TERM BANK LOAN

a.	Composition

	December 31,
	2016	2017
	In USD thousands

Loan balance	343	250
Less current maturities	(93)	(93)
	250	157

The loan is denominated in dollars and bears interest at an annual rate of 3.75%. The book value of the loan approximates its fair value.

The loan is repayable in 60 monthly installments and is collateralized by certain lab equipment.

b.	Future repayments

Future repayments of the long-term bank loan (other than current maturities) in the years subsequent to the balance sheet date are as follows (in USD thousands):

2019	93
2020	64
157

NOTE 11 – EQUITY

a.	Share capital

As of December 31, 2016, and 2017 the Company’s share capital is composed of ordinary shares, as follows:

	Number of Ordinary Shares
	December 31,
	2016	2017

Authorized share capital	150,000,000	250,000,000

Issued and paid-up share capital	57,033,355	105,063,437

	In USD and NIS
	December 31,
	2016	2017

Authorized share capital (in NIS)	15,000,000	25,000,000

Issued and paid-up share capital (in NIS)	5,703,336	10,506,344

Issued and paid-up share capital (in USD)	1,513,294	2,836,139

As of December 31, 2017, the market price on NASDAQ of BioLineRx’s ADSs was $1.09, and the market price on the Tel Aviv Stock Exchange of BioLineRx’s ordinary shares was NIS 3.79.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

b.	Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2016 and 2017, all outstanding share capital consisted of ordinary shares.

c.	Changes in the Company’s equity

1)
In February 2012, BioLineRx issued as part of private placement, warrants to purchase up to 2,622,157 ADSs at an exercise price of $3.57 per ADS. The warrants were exercisable for a term of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants did not qualify for classification as an equity instrument and were therefore classified as a non-current derivative financial liability. The amount of the private placement consideration allocated to the warrants was approximately $4,800,000 as of the issuance date, based on their fair value as calculated on the basis of the Black-Scholes model. The changes in fair value for the two years ended December 31, 2015 and 2016, of approximately $700,000 and $110,000, respectively, have been recorded as non-operating income on the statement of comprehensive loss. The warrants expired in full in February 2017, without being exercised.

In February 2013, the Company issued as part of a direct placement, warrants to purchase up to 1,600,000 ADSs, at an exercise price of $3.94 per ADS. The warrants were exercisable for a term of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants did not qualify for classification as an equity instrument and were therefore classified as a non-current derivative financial liability. The amount of the direct placement consideration allocated to the warrants was approximately $3,400,000, as calculated on the basis of the Black-Scholes model, which reflected their fair value as of the issuance date. The changes in fair value for the years ended December 31, 2015 and 2016 of approximately $600,000 and $100,000, respectively, have been recorded as non-operating income on the statement of comprehensive loss. There was no change in fair value in 2017. The warrants expired in full in February 2018, without being exercised.

2)
In March 2015, the Company completed an underwritten public offering of 14,375,000 ADSs at a public offering price of $2.00 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.4 million, after deducting fees and expenses.

3)
In April 2017, the Company completed an underwritten public offering of 33,823,529 of its ADSs at a public offering price was $0.85 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.2 million, after deducting fees and expenses.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

4)
In July 2017, the Company completed a direct placement to BVF Partners L.P., its largest shareholder, for aggregate gross proceeds of $9.6 million. The placement consisted of 8,495,575 ADSs, Series A warrants to purchase an additional 2,973,451 ADSs and Series B warrants to purchase an additional 2,973,451 ADSs. The Series A warrants have an exercise price of $2.00 per ADS and are exercisable for a term of four years. The Series B warrants have an exercise price of $4.00 per ADS and are also exercisable for a term of four years. Net proceeds from the transaction were approximately $9.5 million, after deducting fees and expenses.

The warrants issued have been classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then current price of an ADS, a risk-free interest rate of 1.66% and an average standard deviation of 57.8%. The fair value of the warrants as of December 31, 2017 was based on the then current price of an ADS, a risk-free interest rate of 2.09% and an average standard deviation of 56.8%.

The amount of the direct placement consideration initially allocated to the warrants was approximately $1.1 million. Total issuance costs allocable to the warrants were not material. The change in fair value from the date of issuance through December 31, 2017, amounting to approximately $0.1 million, has been recorded as non-operating expense on the statement of comprehensive loss.

5)
In October 2017, the Company entered into an at-the-market (“ATM”) sales agreement with BTIG, LLC (“BTIG”), pursuant to which the Company may, at its sole discretion, offer and sell through BTIG, acting as sales agent, ADSs having an aggregate offering price of up to $30.0 million throughout the period during which the ATM facility remains in effect. The Company will pay BTIG a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. From the effective date of the agreement through December 31, 2017, 944,966 ADSs were sold under the program for total net proceeds of approximately $1.0 million, leaving an available balance under the facility of approximately $29.0 million as of December 31, 2017.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

d.	Share purchase agreement

In May 2014, BioLineRx and Lincoln Park Capital Fund, LLC (“LPC”), entered into a $20 million, 36-month purchase agreement, together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $20 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the purchase agreement.

In consideration for entering into the agreement, BioLineRx paid to LPC an initial commitment fee of $300,000, paid via the issuance of 150,000 ADSs, and agreed to pay a further commitment fee of up to $500,000, pro rata, as the facility was used over time, to be paid in ADSs valued based on the prevailing market prices of BioLineRx’s ADSs at such time.

In connection with the purchase agreement, BioLineRx paid an initial cash finder’s fee to Oberon Securities of $50,000, plus an additional cash finder’s fee equal to 2.0% of the dollar amount of ADSs sold under the new agreement, up to an aggregate additional finder’s fee of $200,000.

During the year ended December 31, 2017, BioLineRx issued a total of 2,124,952 ADSs to LPC for aggregate gross proceeds of $2,130,000. In connection with these issuances, a total of 53,124 ADSs was issued to LPC as a commitment fee and a total of $43,000 was paid to Oberon Securities as a finder’s fee.

The purchase agreement with LPC expired in accordance with its terms in July 2017. On a cumulative basis, from the effective date of the purchase agreement through the date of its expiration, BioLineRx sold a total of 5,550,603 ADSs to LPC for aggregate gross proceeds of $7,000,000. In connection with these issuances, a total of 138,766 ADSs were issued to LPC as a commitment fee and a total of $140,000 was paid to Oberon Securities as a finder’s fee.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

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

PSUs represent RSUs that are linked to any one or more performance goals (in addition to, or in lieu of, time-based vesting terms) determined appropriate by the Board of Directors. Once vested, each PSU granted is equivalent to one ordinary share. The specific performance goals, as well as the time period associated with achieving such goals, are approved by the Board and are set forth in the grantee’s grant agreement. To date, each PSU grant has had four performance goals on which vesting is based, each such goal being either a specified Company milestone and or the success of a specific project, with vesting of 25% on the achievement of each goal. As of December 31, 2017, it was still not ascertainable whether the performance criteria to which the granted PSUs are linked would be met. The tranche of PSUs associated with a given milestone expires 12 months after the target date established for that milestone.

As of December 31, 2017, there were 10,916,097 ordinary shares issuable upon the exercise of outstanding equity instruments under the Plan.

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

In November 2014, December 2015 and December 2017 the Company’s Board of Directors approved increases of 1.6 million, 5.0 million and 5.2 million shares, respectively, to the total pool of authorized ordinary shares reserved for purposes of the Plan and any other present or future share incentive plans of the Company, bringing the pool to an aggregate of 14.8 million shares. As of December 31, 2017, there were 3.1 million remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee share incentive plan:

The following table contains additional information concerning equity instruments granted to employees and directors under the existing share incentive plans.

	Year ended December 31,
	2015		2016		2017
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	3,187,092	9.1	3,500,262	8.7	4,557,927	6.5
Granted*	500,800	6.8	2,505,684	3.8	7,292,560	3.5
Forfeited and expired	(187,630)	11.1	(1,435,990)	7.2	(1,164,961)	6.5
Exercised	-	-	(12,029)	0.4	(34,429)	0.2
Outstanding at end of year	3,500,262	8.7	4,557,927	6.5	10,651,097	4.4
Exercisable at end of year	1,169,540	12.6	1,786,209	9.4	2,356,948	7.6

*	As of the December 31, 2016 and 2017, includes 222,428 and 1,178,128 PSUs at an exercise price of 0.10 NIS, for which performance obligations have not been met.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

The total consideration received from the exercise of equity instruments during 2015, 2016 and 2017 was not material.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the equity instruments outstanding at the end of each of the years indicated.

	Year ended December 31,
	2015		2016		2017
Range of exercise prices (in NIS)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)
Up to 10.00	2,117,886	5.8	3,502,043	6.5	9,855,697	8.0
10.01-20.00	1,334,866	3.8	1,037,436	2.4	795,400	4.8
20.01-30.00	10,340	0.9	3,278	0.7	-	-
30.01-40.00	10,000	1.6	10,000	0.6	-	-
Over 40.00	27,170	1.0	5,170	0.4	-	-
	3,500,262	5.0	4,557,927	5.5	10,651,097	7.8

The fair value of all other equity instruments granted to employees through December 31, 2017 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2015	2016	2017
Expected dividend yield	0%	0%	0%
Expected volatility	68%	66%	63%
Risk-free interest rate	2%	2%	2%
Expected life of options (in years)	5	6	6

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

3)	Stock options to consultants

From inception through December 31, 2014, the Company issued to consultants options for the purchase of 76,523 ordinary shares at a weighted average exercise price of NIS 21.54 per share.

In 2015 the Company issued options to consultants for the purchase of 5,000 ordinary shares at a weighted average exercise price of NIS 7.62 per share.

In 2016, the Company issued additional options to consultants for the purchase of 150,000 ordinary shares at a weighted average price of NIS 4.55 per share

In 2017, the Company issued additional options to consultants for the purchase of 105,000 ordinary shares at a weighted average price of NIS 4.056 per share

The options to consultants generally vest over four years and may be exercised for periods of between five and ten years. As of December 31, 2017, 265,000 options to consultants were outstanding with a weighted average exercise price of NIS 4.54 per share and a weighted average contractual life of 8.61 years.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in 2015, 2016 and 2017 amounted to $40,000 each year.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME

a.	Corporate taxation in Israel

The income of BioLineRx is taxed at the standard Israeli corporate tax rate, which was 26.5% in 2015, 25% in 2016 and 24% in 2017. In December 2016, legislation was enacted to further reduce the Israeli corporate tax rate to 23% for 2018 and thereafter.

As the Company has not created any deferred tax assets or liabilities (see Note 2, paragraph l), these changes have no effect on the Company’s financial statements.

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

BioLineRx has the option to transition to a “Preferred Enterprise” regime under the Investments Law. Upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company, as opposed to the previous incentives under the Investments Law, which were limited to income from Benefited Enterprises during the benefits period. Under the Investments Law, when the election is made, the uniform tax rate for 2018 would be 16% for BioLineRx’s location in Israel. Preferred Enterprise profits are freely distributable as dividends, subject to a 20% withholding tax, or lower under an applicable tax treaty.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME (cont.)

c.	Tax loss carryforwards

As of December 31, 2015, 2016 and 2017, the tax loss carryforwards of BioLineRx were approximately $150 million, $170 million and $210 million, respectively. The tax loss carryforwards have no expiration date.

The Company has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2, paragraph 1.

d.	Tax assessments

In accordance with Israeli tax regulations, the tax returns filed by BioLineRx through the 2013 tax year are considered final.

e.	Theoretical taxes

As described in Note 2, paragraph 1, the Company has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The reported tax on the Company’s income before taxes differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

	Year ended December 31,
	2015		2016		2017
		USD in		USD in		USD in
		thousands		thousands		thousands
Loss before taxes	26.5%	(14,400)	25.0%	(15,841)	24.0%	(24,352)

Theoretical tax benefit		(3,816)		(3,960)		(5,962)
Disallowed deductions (tax exempt income):
Loss (gain) on adjustment of warrants to fair value		(342)		(52)		30
Share-based compensation		305		269		369
Other		14		15		21
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		3,839		3,728		5,542
Taxes on income for the reported year		-		-		-

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – LOSS PER SHARE

The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2015	2016	2017
	In USD thousands
Loss attributed to ordinary shares	(14,400)	(15,841)	(24,352)
Number of shares used in basic calculation (in thousands)	51,406	56,145	89,971

	in USD
Basic and diluted loss per ordinary share	(0.28)	(0.28)	(0.27)

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments

1)	Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the Israel Innovation Authority, or IIA), computed on the basis of proceeds from the sale or license of products whose development was supported by grants from the predecessor of the IIA, the Office of the Chief Scientist. This obligation relates solely to financial participation in the development of products by the Company.

In accordance with the terms of grants provided by the IIA, the State is entitled to royalties on the sale or license of any product whose development was supported with State participation. These royalties are generally 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the dollar) received by the Company, plus annual interest at the LIBOR rate. Under certain circumstances, the royalty rate is calculated according to a formula based on the ratio of participation by the IIA in the project to the total project costs incurred by the Company

In connection with the in-licensing of BL-8040 from Biokine Therapeutics Ltd. (“Biokine”), and as a condition to IIA consent to the transaction, the Company agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by the Company relating to this transaction amounts to approximately $3.2 million as of December 31, 2017. The Company has a full right of offset for amounts payable to the IIA from payments due to Biokine in the future. Therefore, in the opinion of management, the likelihood of any future Company payment obligation to the IIA with regard to this matter is remote.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

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

According to the provisions of the licensing agreements, the intellectual property rights in the development of any licensed technology, through the date the applicable license agreement is effective, remain with the licensor, while the rights in products and/or other deliverables developed by the Company after the license is granted belong to the Company. In cases where the licensor has a claim to an invention that was jointly developed with the Company, the licensor also co-owns the related intellectual property. In any event, the scope of the license also covers these intellectual property rights.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

2)	Licensing agreements (cont.)

The consideration paid pursuant to the licensing agreements generally includes several components that may be payable over the license period and that relate, inter alia, to the progress made in research and development activities, as well as commercial success, as follows: (a) one-time, up-front payment and/or periodic payments; (b) payments through the early stages of development ( i.e. through the end of phase 2); (c) payments upon the achievement of milestones necessary for advancing to phase 3; (d) payments from the end of a successful phase 3 trial through approval of the therapeutic compound; and e) royalties on sales of the final product resulting from development under the license or including any component thereof, ranging between 3%-5% of the Company’s net sales of the product, although in specific instances the royalty rate has been higher or lower than this range. In instances where the Company has out-licensed the product for further development, the Company pays a percentage of the net consideration received from the licensee (“Sublicense Receipts”) to the upstream licensor that generally range from 20% to 29.5% of such consideration, although in specific instances the percentage paid has been higher or lower than this range. These Sublicense Receipts generally take the place of most or all of the milestone and royalty payments set forth in (b) through (e) above.

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

3)	Purchase orders

The Company’s outstanding open purchase order commitments as of December 31, 2017 amounted to $6.1 million.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

4)	Lease agreements

a)
In August 2014, the Company entered into an operating lease agreement in connection with the lease of new premises. Payments under the new lease commenced in June 2015 and will expire in June 2020. The monthly lease fee is approximately $31,000 (including maintenance fees and parking). The Company has the option to extend the lease for 3 additional lease periods totaling up to an additional 10 years, each option at a 5% increase to the preceding lease payment amount.

See Note 14b regarding a guarantee provided to secure the Company’s liability under the lease agreement.

b)
The Company has entered into operating lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are approximately $265,000. To secure the terms of the lease agreements, the Company has made certain prepayments to the leasing companies, representing approximately two months of lease payments. These amounts have been recorded as prepaid expenses. See also Note 16b.

b.	Contingent liabilities

To secure the Company’s lease obligation on its premises, the Company has provided a bank guarantee in the amount of approximately $100,000 for the benefit of the lessor, which remains outstanding as of December 31, 2017.

See Note 10a regarding equipment pledged as collateral to secure a bank loan.

NOTE 15 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Transactions with related parties

Expenses:

	Year ended December 31,
	2015	2016	2017
	In USD thousands
Benefits to related parties:
Compensation and benefits to senior management, including benefit component of equity instrument grants	1,843	1,912	2,183
Number of individuals to which this benefit related	5	6	6
Compensation and benefits to directors, including benefit component of equity instrument grants	233	316	356
Number of individuals to which this benefit related	7	7	7

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES (cont.)

Transactions with related parties (cont.)

Key management compensation

Key management includes directors (executive and non-executive) and executive officers. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2015	2016	2017
	In USD thousands
Salaries and other short-term employee benefits	1,412	1,609	1,808
Post-employment benefits	120	129	136
Other long-term benefits	27	30	34
Share-based compensation	517	460	561
	2,076	2,228	2,539

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2016	2017
	In USD thousands
Institutions	198	446
Other	25	140
	223	586

b.	Long-term prepaid expenses

The prepaid expenses relate to operating lease agreements in respect of the vehicles leased by the Company.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

c.	Accounts payable and accruals

		December 31,
		2016	2017
		In USD thousands
1)	Trade:
	Accounts payable:
	Overseas	2,152	4,350
	In Israel	438	1,166
		2,590	5,516
2)	Other:
	Accrued expenses	560	620
	Accrual for vacation and recreation pay	186	215
	Payroll and related expenses	217	259
	Other	15	19
		978	1,113

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

d.	Research and development expenses

	Year ended December 31,
	2015	2016	2017
	In USD thousands
Research and development services	5,455	5,501	12,123
Payroll and related expenses	3,754	3,475	5,097
Lab, occupancy and telephone	926	769	920
Professional fees	772	678	662
Depreciation and amortization	414	452	452
Other	168	302	256
	11,489	11,177	19,510

e.	Sales and marketing expenses

	Year ended December 31,
	2015	2016	2017
	In USD thousands
Payroll and related expenses	690	659	817
Marketing	243	600	797
Overseas travel	70	93	79
	1,003	1,352	1,693

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

f.	General and administrative expenses

	Year ended December 31,
	2015	2016	2017
	In USD thousands
Payroll and related expenses	2,003	2,172	2,060
Professional fees	1,053	1,144	1,298
Insurance	155	154	210
Depreciation	27	30	29
Other	466	484	440
	3,704	3,984	4,037

g.	Non-operating income (expenses), net

	Year ended December 31,
	2015	2016	2017
	In USD thousands
Issuance costs	-	-	(133)
Changes in fair value of warrants	1,292	207	(127)
Cost reimbursement related to prior year	153	-	-
Other	-	7	-
	1,445	214	(260)

h.	Financial income

	Year ended December 31,
	2015	2016	2017
	In USD thousands
Interest income and exchange differences	457	469	824
Gain on foreign currency hedging	-	11	345
	457	480	1,169

i.	Financial expenses

	Year ended December 31,
	2015	2016	2017
	In USD thousands
Exchange differences	91	8	-
Bank commissions	15	14	21
	106	22	21

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – STRATEGIC COLLABORATION AGREEMENT WITH NOVARTIS

In December 2014, the Company entered into a multi-year strategic collaboration agreement with Novartis Pharma AG (“Novartis”) designed to facilitate development and commercialization of Israeli-sourced drug candidates. Under the agreement, Novartis evaluates projects identified and presented by the Company for co-development and future licensing under the collaboration.

Under the terms of the agreement, Novartis acquired an initial 5,000,000 of the Company’s ADSs, representing 12.8% of the Company’s then outstanding share capital, in a private transaction at a price of $2.00 per ADS, for a total equity investment of $10 million. Novartis does not have any governance rights and has agreed to certain standstill provisions. Novartis and the Company jointly evaluate both clinical and pre-clinical stage projects presented by the Company via a Joint Steering Committee, which determines which projects to advance further in development and on what terms. Projects at or reaching the clinical stage are eligible for selection by Novartis. Upon selection of a project, Novartis will pay the Company an option fee of $5 million, as well as fund 50% of the anticipated remaining development costs associated with establishing clinical proof-of-concept, in the form of an additional equity investment in the Company. Novartis will have an exclusive right of first negotiation to license from the Company each selected project upon establishment of clinical proof-of-concept. The companies intend to develop up to three programs through clinical proof-of-concept pursuant to this collaboration.

NOTE 18 – AGREEMENT WITH PERRIGO

In December 2014, the Company entered into an exclusive out-licensing arrangement with Omega Pharma, which was later acquired by Perrigo Company plc. (“Perrigo”), for the rights to BL-5010 for OTC indications in the territory of Europe, Australia and additional selected countries. The Company retains the OTC rights to BL-5010 in the United States and the rest of the world, as well as the non-OTC rights on a global basis. Under the out-licensing arrangement with Perrigo, Perrigo is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Perrigo will sponsor and manufacture BL-5010 in the relevant regions. Perrigo will pay the Company an agreed amount for each unit sold, and the Company will be entitled to certain commercial milestone payments. In addition, the Company will have full access to all clinical and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where the Company retains the rights.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – AGALIMMUNE ACQUISITION

In March 2017, the Company acquired substantially all the outstanding shares of Agalimmune Ltd. for initial consideration of approximately $6.0 million, of which $3.0 million was in cash and the remainder in the Company’s ADSs. The acquisition expanded the Company’s pipeline to include Agalimmune’s primary asset, AGI-134, a novel immuno-oncology agent for various cancer indications at the near-clinical stage of development. Due in part to the early stage of development of AGI-134 and other elements evaluated by the Company’s management as required by IFRS, the acquisition has been accounted for in the Company’s financial statements as an asset transaction. Total costs associated with bringing the asset into the Company’s pipeline include additional expenses of approximately $0.7 million, resulting in a total increase in intangibles reflected in the Company’s financial statements of approximately $6.7 million as of December 31, 2017.

Additional consideration may be due to Agalimmune shareholders based on certain development and commercial milestones, including future sales of Agalimmune products. In addition, the selling shareholders of Agalimmune have certain reversionary rights in the event of a breach of the transaction agreement and certain other limited triggering events.