Form 20-F
period 2018-12-31
BioLineRx Ltd.
filed 2019-03-28
CIK 1498403

As filed with the U.S. Securities and Exchange Commission on March 28, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 114,933,144

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒  No ☐

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

i

INTRODUCTION

Certain Definitions

In this Annual Report on Form 20-F, unless the context otherwise requires:

•	references to “BioLineRx,” the “Company,” “us,” “we” and “our” refer to BioLineRx Ltd., an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, NIS 0.10 nominal (par) value per share;

•	references to “ADS” or “ADSs” refer to the Company’s American Depositary Shares;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and

•	references to the “SEC” are to the U.S. Securities and Exchange Commission.

Forward-Looking Statements

Some of the statements under the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements, but these are not the only ways these statements are identified. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In addition, the section of this Annual Report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the SEC.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	our ability to integrate new therapeutic candidates and new personnel;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

ii

•	the implementation of our business model and strategic plans for our business and therapeutic candidates;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth our selected consolidated financial data for the periods ended and as of the dates indicated. The following selected historical consolidated financial data for the Company should be read in conjunction with “Item 5. Operational and Financial Review and Prospects” and other information provided elsewhere in this Annual Report on Form 20-F and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby.

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

iii

The selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018, and the selected consolidated balance sheet data as of December 31, 2017 and 2018, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016, have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F.

Our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, and reported in dollars.

	Year Ended December 31,
Consolidated Statements of Operations Data:(1) (2)	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars, except share and per share data)

Research and development expenses	(11,866)	(11,489)	(11,177)	(19,510)	(19,808)
Sales and marketing expenses	(1,589)	(1,003)	(1,352)	(1,693)	(1,362)
General and administrative expenses	(3,800)	(3,704)	(3,984)	(4,037)	(4,435)
Operating loss	(17,255)	(16,196)	(16,513)	(25,240)	(25,605)
Non-operating income (expenses), net	3,061	1,445	214	(260)	2,397
Financial income	3,566	457	480	1,169	719
Financial expenses	(448)	(106)	(22)	(21)	(473)
Net loss	(11,076)	(14,400)	(15,841)	(24,352)	(22,962)
Other comprehensive income (loss):
Currency translation differences	(2,834)	–	–	–	–
Comprehensive loss	(13,910)	(14,400)	(15,841)	(24,352)	(22,962)
Net loss per ordinary share	(0.34)	(0.28)	(0.28)	(0.27)	(0.21)
Number of ordinary shares used in computing loss per ordinary share	32,433,883	51,406,434	56,144,727	89,970,713	108,595,702

	As of December 31,
Consolidated Balance Sheet Data:	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars)
Cash and cash equivalents	5,790	5,544	2,469	5,110	3,404
Short-term bank deposits	28,890	42,119	33,154	44,373	26,747
Property, plant and equipment, net	721	2,909	2,605	2,505	2,227
Total assets	36,211	51,302	38,939	60,965	56,233
Total liabilities	4,406	3,692	3,912	8,084	14,912
Total shareholders’ equity	31,805	47,610	35,027	52,881	41,321

(1)	Data on diluted loss per share was not presented in the financial statements because the effect of the exercise of the options is either immaterial or is anti-dilutive.

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

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical-stage biopharmaceutical development company with a history of operating losses, expect to incur additional losses in the future and may never be profitable.

We are a clinical-stage biopharmaceutical development company that was incorporated in 2003. Since our incorporation, we have been focused on research and development. Only one of our therapeutic candidates has begun to be commercialized. We, or our licensees, as applicable, will be required to conduct significant additional clinical trials before we or they can seek the regulatory approvals necessary to begin commercial sales of our other therapeutic candidates. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We recorded net losses of $15.8 million in 2016, $24.4 million in 2017 and $23.0 million in 2018. As of December 31, 2018, we had an accumulated deficit of $222.5 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable, and we may never achieve significant sustained revenues.

We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of December 31, 2018, we held cash and short-term investments of $30.2 million. In February 2019, we completed a public offering of ADSs and warrants for net proceeds of $14.1 million. We believe that our existing cash and investment balances (including the proceeds from our February 2019 public offering) and other sources of liquidity, not including potential milestone and royalty payments under our existing out-licensing and other collaboration agreements, will be sufficient to meet our capital requirements into 2021. We have funded our operations primarily through public and private offerings of our securities, payments received under our strategic licensing and collaboration arrangements and interest earned on investments. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

While we expect to continue to explore alternative financing sources, including the possibility of future securities offerings and government funding, we cannot be certain that in the future these liquidity sources will be available when needed on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We expect to also continue to seek to finance our operations through other sources, including out-licensing arrangements for the development and commercialization of our therapeutic candidates or other partnerships or joint ventures, as well as grants from government agencies and foundations. If we are unable to obtain future financing through the methods we describe above or through other means, we may be unable to complete our business objectives and may be unable to continue operations, which would have a material adverse effect on our business and financial condition.

We may be unable to make payments due under our secured loan agreement.

On October 2, 2018, we entered into a $10 million loan agreement with Kreos Capital V (Expert Fund) L.P., or Kreos Capital. As security for the loan, Kreos Capital received a first-priority secured interest in all of our assets, including intellectual property. The loan has a 12-month interest-only period followed by a 36-month repayment period. Borrowings under the loan bear interest at a fixed rate of 9.5% per annum.

Our ability to make the scheduled payments under the loan agreement or to refinance our debt obligations with Kreos Capital depends on numerous factors including, but not limited to, the amount of our cash reserves, our capital requirements and our ability to raise additional capital. We may be unable to maintain a level of cash reserves sufficient to permit us to pay the principal and accrued interest on the loan. If our cash reserves, cash flows and capital resources are insufficient to fund our debt obligations to Kreos Capital, we may be required to seek additional capital, restructure or refinance our indebtedness, or delay or abandon our research and development projects or other capital expenditures, which could have a material adverse effect on our business, financial condition, prospects or results of operations. There is no assurance that we would be able to take any of such actions, or that such actions would permit us meet our scheduled debt obligations under the Kreos Capital loan agreement.

Risks Related to Our Business and Regulatory Matters

If we or our licensees are unable to obtain U.S. and/or foreign regulatory approval for our therapeutic candidates, we will be unable to commercialize our therapeutic candidates.

To date, only one of our products, BL-5010, a legacy asset for the treatment of benign skin lesions, has been approved for marketing and sale. Currently, we have two clinical-stage therapeutic candidates in development: BL-8040, a novel peptide for the treatment of hematological malignancies, solid tumors and stem cell mobilization, and AGI-134, an immuno-oncology agent in development for solid tumors. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs and devices. We may not obtain marketing approval for any other of our therapeutic candidates in a timely manner or at all. In connection with the clinical trials for BL-8040 and AGI-134 and other therapeutic candidates that we are may seek to develop in the future, either on our own or through out-licensing or co-development arrangements, we face the risk that:

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

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including FDA approval. Clinical trials are expensive and complex, can take many years and have uncertain outcomes. We cannot necessarily predict whether we or our licensees will encounter problems with any of the completed, ongoing or planned clinical trials that will cause us, our licensees or regulatory authorities to delay or suspend clinical trials, or to delay the analysis of data from completed or ongoing clinical trials. In addition, because some of our clinical trials are investigator-initiated studies (i.e., we are not the study sponsor), we may have less control over these studies. We estimate that clinical trials of our most advanced therapeutic candidates will continue for several years, but they may take significantly longer to complete. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates, including, but not limited to:

•	delays in securing clinical investigators or trial sites for the clinical trials;

•	delays in obtaining institutional review board and other regulatory approvals to commence a clinical trial;

•	slower-than-anticipated patient recruitment and enrollment;

•	negative or inconclusive results from clinical trials;

•	unforeseen safety issues;

•	uncertain dosing issues;

•	an inability to monitor patients adequately during or after treatment; and

•	problems with investigator or patient compliance with the trial protocols.

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

Even if products we or our licensees develop receive regulatory approval or clearance, we or our licensees, as applicable, will be subject to ongoing reporting obligations, and the products and the manufacturing operations will be subject to continuing regulatory review, including FDA inspections. The outcome of this ongoing review may result in the withdrawal of a product from the market, the interruption of the manufacturing operations and/or the imposition of labeling and/or marketing limitations. Since many more patients are exposed to drugs and medical devices following their marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the product. In addition, the manufacturer and the manufacturing facilities we or our licensees, as applicable, will use to produce any therapeutic candidate will be subject to periodic review and inspection by the FDA and other, similar foreign regulators. Later discovery of previously unknown problems with any product, manufacturer or manufacturing process, or failure to comply with regulatory requirements, may result in actions such as:

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

If we, or our licensees, suppliers, third-party contractors, partners or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we or our licensees may lose marketing approval for any of our products, if any of our therapeutic products are approved, resulting in decreased or lost revenue from milestones, product sales or royalties.

We generally rely on third parties to conduct our preclinical studies and clinical trials and to provide other services, and those third parties may not perform satisfactorily, including by failing to meet established deadlines for the completion of such services.

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

If we or any of our licensees breach or terminate their agreements with us, or if any of our licensees otherwise fail to conduct their development and commercialization activities in a timely manner or there is a dispute about their obligations, we may need to seek other licensees, or we may have to develop our own internal sales and marketing capability for our therapeutic candidates. Our dependence on our licensees’ experience and the rights of our licensees will limit our flexibility in considering alternative out-licensing arrangements for our therapeutic candidates. Any failure to successfully develop these arrangements or failure by our licensees to successfully develop or commercialize any of our therapeutic candidates in a competitive and timely manner will have a material adverse effect on the commercialization of our therapeutic candidates.

We depend on our ability to identify and in-license technologies and therapeutic candidates.

We employ a number of methods to identify therapeutic candidates that we believe are likely to achieve commercial success. In certain instances, disease-specific third-party advisors evaluate therapeutic candidates as we deem necessary. However, there can be no assurance that our internal research efforts or our screening system will accurately or consistently select among various therapeutic candidates those that have the highest likelihood to achieve, and that ultimately achieve, commercial success. As a result, we may spend substantial resources developing therapeutic candidates that will not achieve commercial success, and we may not advance those therapeutic candidates with the greatest potential for commercial success.

An important element of our strategy is maintaining relationships with universities, medical institutions and biotechnology companies in order to in-license potential therapeutic candidates. We may not be able to maintain relationships with these entities, and they may elect not to enter into in-licensing agreements with us or to terminate existing agreements. Recently, a number of global pharmaceutical companies and life sciences-focused investment funds have set up operations in Israel, both with and without Israeli government funding, in order to identify and in-license new technologies. The presence of these global companies with significantly greater resources than we have may increase the competition with respect to the in-licensing of promising therapeutic candidates. We may not be able to acquire licenses on commercially reasonable terms or at all. Failure to license or otherwise acquire necessary technologies could materially and adversely affect our business, financial condition and results of operations.

If we cannot meet requirements under our in-license agreements, we could lose the rights to our therapeutic candidates, which could have a material adverse effect on our business.

We depend on in-licensing agreements with third parties to maintain the intellectual property rights to our therapeutic candidates. We have in-licensed rights from Biokine Therapeutics Ltd., or Biokine, with respect to our BL-8040 therapeutic candidate; from the University of Massachusetts and from Kode Biotech Limited, or Kode Biotech, with respect to our AGI-134 therapeutic candidate; and from Innovative Pharmaceutical Concepts, Inc., or IPC, with respect to our BL-5010 therapeutic candidate. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements.” Our in-license agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these agreements. The royalty rates and revenue sharing payments vary from case to case but range from 20% to 29.5% of the consideration we receive from sublicensing the applicable therapeutic candidate and a substantially lower percentage (generally less than 5%) if we elect to commercialize the subject therapeutic candidate independently. Due to the relatively advanced stage of development of the compound licensed from Biokine, our license agreement with Biokine provides for royalty payments of 10% of net sales, subject to certain limitations, should we independently sell products. These in-license agreements last either throughout the life of the patents that are the subject of the agreements, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

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

If we do not meet the requirements under our agreement with the Agalimmune selling shareholders, we could lose the rights to the therapeutic candidates in Agalimmune’s pipeline, including, but not limited to, AGI-134.

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

Modifications to our therapeutic candidates, after they have been approved for marketing, if at all, or to any other pharmaceutical product or medical device that we may develop in the future, may require new regulatory clearance or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA requires pharmaceutical products and device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable regulations and guidelines that a modification may be implemented without pre-clearance by the FDA; however, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. If the FDA requires new clearances or approvals of any pharmaceutical product or medical device for which we or our licensees receive marketing approval, if any, we or our licensees may be required to recall such product and to stop marketing the product as modified, which could require us or our licensees to redesign the product and will have a material adverse effect on our business, financial condition and results of operations. In these circumstances, we may be subject to significant enforcement actions.

If a manufacturer determines that a modification to an FDA-cleared device could significantly affect the safety or efficacy of the device, would constitute a major change in its intended use, or otherwise requires pre-clearance, the modification may not be implemented without the requisite clearance. We or our licensees may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. For those products sold in the European Union, or EU, we or our licensees, as applicable, must notify the applicable EU Notified Body, an organization appointed by a member state of the EU either for the approval and monitoring of a manufacturer’s quality assurance system or for direct product inspection, if significant changes are made to the product or if there are substantial changes to the quality assurance systems affecting the product. Delays in obtaining required future clearances or approvals would materially and adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would have a material adverse effect on our business, financial condition and results of operations.

If our competitors develop and market products that are more effective, safer or less expensive than our current or future therapeutic candidates, our prospects will be negatively impacted.

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. Specifically, we are aware of other companies that currently market and/or are in the process of developing products that address stem cell mobilization, acute myeloid leukemia, or AML, solid malignancies and skin lesions.

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

Our contract manufacturers are, and will be, required to adhere to FDA regulations setting forth current good manufacturing practices, or cGMP, for drugs and Quality System Regulations, or QSR, for devices. These regulations cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates. Our manufacturers may not be able to comply with applicable regulations. Our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar regulators outside the United States. The failure of our third-party manufacturers to comply with applicable regulations could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates, and materially and adversely affect our business, financial condition and results of operations.

We have no experience selling, marketing or distributing products and no internal capability to do so.

We currently have no sales, marketing or distribution capabilities and no experience in building a sales force or distribution capabilities. To be able to commercialize any of our therapeutic candidates upon approval, if at all, we must either develop internal sales, marketing and distribution capabilities, which will be expensive and time-consuming, or enter into out-licensing arrangements with third parties to perform these services.

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

We may not be successful in recruiting the sales and marketing personnel necessary to sell any of our therapeutic candidates upon approval, if at all, and, even if we do build a sales force, we may not be successful in marketing our therapeutic candidates, which would have a material adverse effect on our business, financial condition and results of operations.

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

We do not currently have any long-term agreements with third-party manufacturers that guarantee the supply of any of our therapeutic candidates. When we require additional supplies of our therapeutic candidates to complete our clinical trials or if we elect to commercialize our products independently, we may be unable to enter into agreements for clinical or commercial supply, as applicable, with third-party manufacturers, or may be unable to do so on acceptable terms. Even if we enter into these agreements, it is likely that the manufacturers of each therapeutic candidate will be single-source suppliers to us for a significant period of time.

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

Even if our therapeutic candidates are approved for commercialization, they may not become commercially viable products. For example, if we or our licensees receive regulatory approval to market a product, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions, which could materially and adversely affect the marketability and profitability of the product. In addition, a new product may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including:

•	difficulty in large-scale manufacturing;

•
low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

•	insufficient or unfavorable levels of reimbursement from government or third-party payors;

•	infringement on proprietary rights of others for which we or our licensees have not received licenses;

•	incompatibility with other therapeutic products;

•	other potential advantages of alternative treatment methods;

•	ineffective marketing and distribution support;

•	significant changes in pricing due to pressure from public opinion, non-governmental organizations or governmental authorities;

•	lack of cost-effectiveness; or

•	timing of market introduction of competitive products.

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

Significant developments that may adversely affect pricing in the United States include (i) the enactment of federal healthcare reform laws and regulations, including the Medicare Prescription Drug Improvement and Modernization Act of 2003 and the Patient Protection and Affordable Care Act of 2010, or PPACA, and (ii) trends in the practices of managed care groups and institutional and governmental purchasers, including the impact of consolidation of our customers. Changes to the healthcare system enacted as part of healthcare reform in the United States, as well as the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, may result in increased pricing pressure by influencing, for instance, the reimbursement policies of third-party payors. Healthcare reform legislation has increased the number of patients who would have insurance coverage for our approved products, if any of our therapeutic products are approved, but provisions such as the assessment of a branded pharmaceutical manufacturer fee and an increase in the amount of the rebates that manufacturers pay for coverage of their drugs by Medicaid programs may have an adverse effect on us. It is uncertain how current and future reforms in these areas will influence the future of our business operations and financial condition, as federal, state and foreign governmental authorities are likely to continue efforts to control the price of drugs and reduce overall healthcare costs. These efforts could have an adverse impact on our ability to market products and generate revenues in the United States and foreign countries.

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

Our business exposes us to significant potential clinical trial and product liability risks that are inherent in the development, manufacturing and sales and marketing of human therapeutic products. Claims could be made against us based on the use of our therapeutic candidates in clinical trials and in marketed products. We currently carry life science liability insurance covering general liability with an annual coverage amount of $30.0 million per occurrence and product liability and clinical trials coverage with an annual coverage amount of $30.0 million each claim and in the aggregate. The annual aggregate as well as the maximum indemnity for a single occurrence, claim or circumstances under this insurance is $30.0 million. However, our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage or to obtain additional or sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as damages awards beyond the coverage of our insurance policies resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any claims, we might be required to direct significant financial and managerial resources to such defense, and adverse publicity is likely to result.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could experience business interruption, information theft and/or reputational damage from cyber-attacks or cyber-intrusions over the Internet, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, and attachments to emails. Any of the foregoing may compromise our systems and lead to data leakage either internally or at our third-party providers. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

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

We currently have in-licensing agreements relating to our therapeutic candidates that are in development or being commercialized. In 2012, we in-licensed the rights to BL-8040 under a license agreement from Biokine. Under the BL-8040 license agreement, we are obligated to make commercially reasonable, good faith efforts to sublicense or commercialize BL-8040 for fair consideration. Agalimmune in-licensed rights to AGI-134 under a license from the University of Massachusetts in 2013 and under a license from Kode Biotech in 2015. Under each of those license agreements, Agalimmune is obligated to use diligent efforts or cause its affiliates and sublicensees to use diligent efforts to develop the respective licensed technology and introduce licensed products into the commercial market. In 2007, we in-licensed the rights to BL-5010 under a license agreement with IPC. Under the BL-5010 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals.

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

Any party to any of the foregoing in-licensing agreements may terminate the respective agreement for material breach by the other party if the breaching party is unable to cure the breach within an agreed-upon period, generally 30 days to 90 days, after receiving written notice of the breach from the non-breaching party.

Patent protection for our products is important and uncertain.

Our success depends, in part, on our ability, and the ability of our licensees and licensors to obtain patent protection for our therapeutic candidates, maintain the confidentiality of our trade secrets and know-how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of March 15, 2019, we owned or exclusively licensed for uses within our field of business 29 patent families that collectively contain over 71 issued patents, four allowed patent applications and over 104 pending patent applications relating to our therapeutic candidates.

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

Our license agreements with our licensees contain, and any contract that we enter into with licensees in the future will likely contain, indemnity provisions that obligate us to indemnify the licensee against any losses arising from infringement of third-party intellectual property rights. In addition, our in-license agreements contain provisions that obligate us to indemnify the licensors against any damages arising from the development, manufacture and use of products developed on the basis of the in-licensed intellectual property.

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

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2019 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs if we are a PFIC.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we were a PFIC during certain prior taxable years and, although we have not determined whether we will be a PFIC for our taxable year ending December 31, 2019, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC for our taxable year ending December 31, 2019, or any subsequent year, and a U.S. Investor (as defined below) does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. Investor, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. Investor’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Investor to make a timely QEF or mark-to-market election. U.S. Investors who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Investors who made a timely QEF or mark-to-market election. A U.S. Investor can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we will annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

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

We have received a deficiency letter from Nasdaq regarding the current bid price of the ADSs; there can be no assurance that we will continue to meet the requirements for the ADSs to trade on Nasdaq.

We received a notification letter from Nasdaq on December 3, 2018, notifying us that, because the closing bid price for the ADSs listed on Nasdaq was below $1.00 for 30 consecutive trading days, we no longer meet the minimum bid price requirement for continued listing on Nasdaq, requiring a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”).

In accordance with Nasdaq rules, we have a period of 180 days from the date of notification, or until June 3, 2019, to regain compliance with the Minimum Bid Price Requirement during which the stock will continue to list on Nasdaq. If at any time before June 3, 2019 the bid price of the ADSs closes at or above $1.00 per share for a minimum of ten consecutive business days, Nasdaq will provide written notification that we have achieved compliance with the Minimum Bid Price Requirement.

The notification letter also disclosed that in the event we do not regain compliance with the Minimum Bid Price Requirement by June 3, 2019, we may be eligible for additional time for compliance. To qualify for additional time, we would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and would need to provide written notice of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If we meet these requirements, Nasdaq will inform us that we have been granted an additional 180 days to regain compliance. However, if it appears to the staff of Nasdaq that we will not be able to cure the deficiency, or if we are otherwise not eligible, the staff would notify us that our shares will not be granted an additional 180 days for compliance and be subject to delisting at that time. In the event of such notification, we may appeal the staff’s determination to delist our shares, but there can be no assurance the staff would grant our request for continued listing.

If the ADSs were delisted from Nasdaq, it would likely lead to a number of negative implications, including an adverse effect on the price of the ADSs, reduced liquidity in the ADSs, the loss of federal preemption of state securities laws and greater difficulty in obtaining financing. In the event of a delisting, we would expect to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow the ADSs to become listed again, stabilize the market price or improve the liquidity of the ADSs or prevent future non-compliance with Nasdaq’s listing requirements.

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

As a result of previous financings, we have warrants outstanding (i) for the purchase of 2,973,451 ADSs at an exercise price of $2.00 per ADS, (ii) for the purchase of 2,973,451 ADSs at an exercise price of $4.00 per ADS, (iii) for the purchase of 957,549 ADSs at an exercise price of $0.94 per ADS and (iv) for the purchase of 28,000,000 ADSs at an exercise price of $0.75 per ADS. In addition, as of March 25, 2019, in the framework of our Share Incentive Plan, there are outstanding stock options, restricted stock units and performance stock units (granted to directors, employees and consultants) for the purchase of 10.9 million ordinary shares with a weighted average exercise price of $1.10 per ordinary share.

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

We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and therapeutic candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our therapeutic candidates to market. Our future capital requirements will depend on many factors, including:

•	the failure to obtain regulatory approval or achieve commercial success of our therapeutic candidates;

•	our success in effecting out-licensing arrangements with third parties;

•	our success in establishing other out-licensing or co-development arrangements;

•	the success of our licensees in selling products that utilize our technologies;

•	the results of our preclinical studies and clinical trials for our earlier stage therapeutic candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of our therapeutic candidates that progress to clinical trials;

•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our therapeutic candidates are approved, and we decide to commercialize them ourselves;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Stock Market, or the Nasdaq Rules, for U.S. domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition of the board of directors, director nomination procedure, composition of the compensation committee, approval of compensation of officers, and quorum at shareholders’ meetings. In addition, we will follow our home country law, instead of the Nasdaq Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is accorded to investors under the Nasdaq Rules applicable to U.S. domestic issuers. See “Item 16G — Corporate Governance — Nasdaq Listing Rules and Home Country Practices.”

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

Our headquarters, our operations and some of our suppliers and third-party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the autumn of 2012, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip; during the summer of 2014, another escalation in violence among Israel, Hamas and other groups took place; and since October 2015, and to a lesser extent since August 2016, Israel has been facing another escalation in violence with the Palestinian population. These conflicts involved missile strikes against civilian targets in various parts of Israel, as well as civil insurrection of Palestinians in the West Bank, on the border with the Gaza Strip and in Israeli cities, and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular Iran. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah (a Lebanese Islamist Shiite militia group and political party), and various rebel militia groups in Syria. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. The year 2014 saw the rise of an Islamic fundamentalist group known as ISIS. Following swift operations, ISIS gained control of large areas in the Middle East, including in Iraq and Syria, which have contributed to the turmoil experienced in these areas. As a result, the United States and Russian armed forces have engaged in limited operations in Syria, resulting in the defeat of ISIS and other rebel groups and their withdrawal in 2017 from most of the areas they had previously held in Syria, including places along the Israeli-Syrian border. Iranian forces have supported operations of the Syrian army during the years of fighting in Syria, adding to the instability in the area. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and has raised concerns regarding security in the region and the potential for armed conflict. These situations may escalate in the future to more violent events that may affect Israel and us. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

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

Our reporting and functional currency is the dollar. However, we pay a significant portion of our expenses in NIS and in euro, and we expect this to continue. If the dollar weakens against the NIS or the euro in the future, there may be a negative impact on our results of operations. The revenues from our current out-licensing and co-development arrangements are payable in dollars and euros. Although we expect our revenues from future licensing arrangements to be denominated primarily in dollars, we are exposed to the currency fluctuation risks relating to the recording of our revenues in currencies other than dollars. For example, if the euro strengthens against the dollar, our reported revenues in dollars may be lower than anticipated. From time to time, we engage in currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the dollar. These measures, however, may not adequately protect us from material adverse effects.

We have received Israeli government grants and loans for certain research and development expenditures. The terms of these grants and loans may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants and loans.

Our research and development efforts were previously financed, in part, through grants and loans that we received from the Israel Innovation Authority, or the IIA (formerly the Office of the Chief Scientist of Israel’s Ministry of Economy and Industry, or the OCS). In addition, before we in-licensed BL-8040, Biokine had received funding for the project from the IIA, and as a condition to IIA consent to our in-licensing of BL-8040, we were required to agree to abide by any obligations resulting from such funding. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 1984, and related regulations, as amended, or the Research Law, with respect to these projects. Through December 31, 2018, we received approximately $22.0 million in funding from the IIA and paid the IIA approximately $7.0 million in royalties under our approved programs. As of December 31, 2018, we have no contingent obligation to the IIA other than for BL-8040 as agreed when we in-licensed the project. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $3.2 million as of December 31, 2018. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future. Therefore, the likelihood of any payment obligation to the IIA with regard to the Biokine transaction is remote.

The transfer or licensing to third parties of know-how or technologies developed under the programs submitted to the IIA and derivatives thereof and as to which we or our licensors received grants, or manufacturing or rights to manufacture based on and/or incorporating such know-how to third parties, might require the consent of the IIA, and may require certain payments to the IIA. There is no assurance that we will be able to obtain such consent on terms acceptable to us, or at all. Although such restrictions do not apply to the export from Israel of our products developed with such know-how, without receipt of the aforementioned consent, such restrictions may prevent or limit us from engaging in transactions with our affiliates, customers or other third parties outside Israel, involving transfer or licensing of manufacturing rights or other know-how or assets that might otherwise be beneficial to us.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable, even if no actual disposition of the shares has occurred.

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

Your rights and responsibilities as a shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

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

Our capital expenditures for the years ended December 31, 2016 and 2018 were immaterial. For the year ended December 31, 2017, our capital expenditures were $0.3 million. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers like BioLineRx that file electronically with the SEC. The address of that site is www.sec.gov. We maintain a corporate website at www.biolinerx.com

B. Business Overview

We are a clinical-stage biopharmaceutical development company with a strategic focus on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates − BL-8040, a novel peptide for the treatment of hematological malignancies, solid tumors and stem cell mobilization, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. To date, except for BL-5010, none of our therapeutic candidates have been approved for marketing or sold commercially. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case-by-case basis, the commercialization of our therapeutic candidates independently.

 In January 2016, we entered into a collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, New Jersey) in the field of cancer immunotherapy and in September 2016, we entered into a collaboration with Genentech, Inc., a member of the Roche Group, in the field of cancer immunotherapy. In addition, since December 2014 we have been collaborating with Novartis Pharma AG, or Novartis, for the co-development of selected Israeli-sourced novel drug candidates.

Therapeutic Candidates

BL-8040

Our clinical-stage lead therapeutic candidate, BL-8040, is a novel, short peptide that functions as a high-affinity antagonist for CXCR4. We are developing BL-8040 for the treatment of solid tumors, AML and stem cell mobilization. CXCR4 is expressed by normal hematopoietic cells and overexpressed in various human cancers where its expression correlates with disease severity. CXCR4 is a chemokine receptor that mediates the homing and retention of hematopoietic stem cells, or HSCs, in the bone marrow, and also mediates tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and survival.

Inhibition of CXCR4 by BL-8040 leads to the mobilization of HSCs from the bone marrow to the peripheral blood, enabling their collection for subsequent autologous or allogeneic transplantation in cancer patients. Clinical data has demonstrated the ability of BL-8040 to mobilize higher numbers of long-term engrafting HSCs (CD34+CD38-CD45RA-CD90+CD49f+) as compared to G-CSF.

BL-8040 also mobilizes cancer cells from the bone marrow, detaching them from their survival signals and sensitizing them to chemotherapy. In addition, BL-8040 has demonstrated a direct anti-cancer effect by inducing apoptosis (cell death) and inhibiting proliferation in various cancer cell models (multiple myeloma, non-Hodgkin’s lymphoma, leukemia, non-small-cell lung carcinoma, neuroblastoma and melanoma).

In the field of immuno-oncology, BL-8040 mediates infiltration of T-cells while reducing immune regulatory cells in the tumor microenvironment. In clinical studies, the combination of BL-8040 with immune checkpoint inhibitors, such as anti PD-1, has shown T-cell activation and a reduction in tumor cell numbers.

In September 2013, the FDA granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML; and in January 2014, the FDA granted an Orphan Drug Designation to BL-8040 as a treatment for stem cell mobilization. In January 2015, the FDA modified this Orphan Drug Designation for BL-8040 for use either as a single agent or in combination with granulocyte colony-stimulating factor, or G-CSF. In February 2019, the FDA granted Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of pancreatic cancer.

The following paragraphs are a summary of the clinical trials being carried out with BL-8040.

Solid tumors

➢
In January 2016, we entered into a collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, New Jersey) in the field of cancer immunotherapy. Based on this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT/KEYNOTE-202 study, focusing on evaluating the safety and efficacy of BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in 37 patients with metastatic pancreatic adenocarcinoma. The study was an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. Top-line results from the initial dual combination arm of the trial showed that the combination demonstrated encouraging disease control and overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported BL-8040’s ability to induce infiltration of tumor-reactive T-cells into the tumor, while reducing the number of immune regulatory cells. In July 2018, we announced the expansion of the COMBAT/KEYNOTE-202 study under the collaboration to include a triple combination arm investigating the safety, tolerability and efficacy of BL-8040, KEYTRUDA and chemotherapy. We initiated this arm of the trial in December 2018. Top-line results from the new triple combination arm of the study are expected in the second half of 2019, with overall survival results expected in 2020.

➢
In August 2016, in the framework of an agreement with MD Anderson Cancer Center, we entered into an additional collaboration for the investigation of BL-8040 in combination with KEYTRUDA in pancreatic cancer. The focus of this study, in addition to assessing clinical response, is the mechanism of action by which both drugs might synergize, as well as multiple assessments to evaluate the biological anti-tumor effects induced by the combination. We are supplying BL-8040 for this Phase 2b study, which commenced in January 2017. Partial results from this study are anticipated in the first half of 2019, with top-line results expected in 2020.

➢
In September 2016, we entered into a collaboration with Genentech, Inc., or Genentech (a member of the Roche Group), in the framework of which both companies would carry out Phase 1b/2 studies investigating BL-8040 in combination with TECENTRIQ® (atezolizumab), Genentech’s anti-PDL1 cancer immunotherapy, in various solid tumors and hematologic malignancies. The clinical study collaboration between us and Genentech is part of MORPHEUS, Roche’s novel cancer immunotherapy development platform. Genentech commenced a Phase 1b/2 study for the treatment of pancreatic cancer in July 2017, as well as a Phase 1b/2 study in gastric cancer in October 2017. These studies will evaluate the clinical response, safety and tolerability of the combination of these therapies, as well as multiple pharmacodynamic parameters.

AML

➢
During 2016, we completed and reported on a Phase 2a proof-of-concept trial for the treatment of relapsed or refractory acute myeloid leukemia, or r/r AML, which was conducted on 42 patients at six world-leading cancer research centers in the United States and at five premier sites in Israel. The study included both a dose-escalation and a dose-expansion phase. Results from the trial showed detailed, positive safety and response rate data for subjects treated with a combination of BL-8040 and high-dose cytarabine (Ara-C), or HiDAC. At the annual meeting of the European Hematology Association, or EHA, in June 2018, we presented positive overall survival data from the long-term follow-up part of this study. We continue to monitor long-term survival data for patients in the study and, in parallel, are planning our next clinical development steps in this indication.

➢
We are currently investigating BL-8040 as a consolidation treatment together with cytarabine (the current standard of care) for AML patients who have responded to standard induction treatment and are in complete remission and, in this regard, are conducting a significant Phase 2b trial in Germany, in collaboration with the German Study Alliance Leukemia Group. The Phase 2b trial is a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of BL-8040 in addition to standard consolidation therapy in AML patients. Up to 194 patients will be enrolled in the trial. We continue to discuss with our collaboration partners the potential conduct of an interim analysis on this study based on various factors, including the occurrence of a minimum number of reported relapse events and/or exposure to provide a reasonable statistical powering for the analysis. Our current best estimate for the timing of such potential interim analysis is the second half of 2019, with top-line results from the trial expected in 2021.

➢
In September 2017, we initiated a Phase 1b/2 trial in AML, known as the BATTLE trial, under the collaboration with Genentech referred to above in “― Solid tumors.” The trial will focus on the maintenance treatment of patients with intermediate- and high-risk AML who have achieved a complete response following induction and consolidation therapy. Top-line results from this study are expected in 2021.

Stem cell mobilization

➢
In March 2015, we reported successful top-line safety and efficacy results from a Phase 1 safety and efficacy trial for the use of BL-8040 as a novel stem cell mobilization treatment for allogeneic bone marrow transplantation at Hadassah Medical Center in Jerusalem.

➢
In March 2016, we initiated a Phase 2 trial for BL-8040 in allogeneic stem cell transplantation, conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology, or WUSM. In May 2018, we announced positive top-line results of this study showing, among other things, that a single injection of BL-8040 mobilized sufficient amounts of CD34+ cells required for transplantation at a level of efficacy similar to that achieved by using 4-6 injections of G-CSF, the current standard of care.

➢
In December 2017, we commenced a randomized, controlled Phase 3 registrational trial for BL-8040, known as the GENESIS trial, for the mobilization of HSCs for autologous transplantation in patients with multiple myeloma. The trial began with a lead-in period for dose confirmation, which was to include 10-30 patients and progress to the placebo-controlled main part, which is designed to include 177 patients in more than 25 centers. Following review of the positive results from treatment of the first 11 patients, the Data Monitoring Committee recommended that the lead-in part of the study should be stopped and that we should move immediately to the second part. Top-line results of this randomized, placebo-controlled main part of the study are expected in the second half of 2020.

Other matters

➢
In addition to the above, we are currently conducting, or planning to conduct, a number of investigator-initiated, open-label studies in a variety of indications to support the interest of the scientific and medical communities in exploring additional uses for BL-8040. These studies serve to further elucidate the mechanism of action for BL-8040.

AGI-134

AGI-134, a clinical therapeutic candidate in-licensed by Agalimmune, is a synthetic alpha-Gal glycolipid immunotherapy in development for solid tumors. AGI-134 harnesses the body’s pre-existing, highly abundant, anti-alpha-Gal antibodies to induce a hyper-acute, systemic, specific anti-tumor response to the patient’s own tumor neo-antigens. This response not only kills the tumor cells at the site of injection, but also brings about a durable, follow-on, anti-metastatic immune response. In August 2018, we initiated a Phase 1/2a clinical study for AGI-134 that is primarily designed to evaluate the safety and tolerability of AGI-134, given both as monotherapy and in combination with an immune checkpoint inhibitor, in unresectable metastatic solid tumors. The multi-center, open-label study will take place in the United Kingdom and Israel, with possible expansion to the United States and additional countries in Europe in 2019. Initial safety results from the first part of the study are expected in the second half of 2019; initial efficacy results of the monotherapy arm from the second part of the study are expected by the end of 2020.

BL-5010

Our commercialized, legacy therapeutic product, BL-5010, is a customized, proprietary pen-like applicator containing a novel, acidic, aqueous solution for the non-surgical removal of skin lesions. In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo Company plc, or Perrigo, for the rights to BL-5010 for over-the-counter, or OTC, indications in Europe, Australia and additional selected countries. In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial launch of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016. Since then, Perrigo has invested in improving the product and expects to launch an improved version of the product during 2019.

Our Strategy

Our objective is to become a leader in the development of novel therapeutics for the treatment of cancer. We have successfully advanced a number of therapeutic candidates into clinical development. We intend to commercialize our two clinical candidates, BL-8040 and AGI-134, and any future candidates through out-licensing or co-development arrangements with third parties that may perform any or all of the following tasks: completing development, securing regulatory approvals, securing reimbursement codes from insurance companies and health maintenance organizations, manufacturing and/or marketing. If appropriate, we may also enter into co-development and similar arrangements with respect to any therapeutic candidate with third parties or commercialize a therapeutic candidate ourselves.

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, including the target indications and status of each candidate and our development partners:

PROJECT
INDICATION
PRE-CLINICAL
PHASE 1
PHASE 2
PHASE 3
REGULATORY APPROVAL
PARTNERS
CANCER
BL-8040
Stem-cell mobilization
r/r AML
Consolidation AML
Maintenance AML
Gastric cancer
Non-small cell lung cancer
Pancreatic cancer
Genentech
Pancreatic cancer
MSD
AGI-134
Solid tumors
OTHER
BL-5010
Skin lesions
Perrigo

Therapeutic Candidates

BL-8040

The following paragraphs are a high-level summary of the therapeutic areas we are currently investigating for BL-8040:

Solid malignancies (e.g., pancreatic, gastric). Novel, emerging therapeutic approaches for targeting solid tumors are being developed and tested. Combinational therapies of immune checkpoint inhibitors with immuno-oncology supporting agents, with or without chemotherapy, are among the most promising experimental treatments for solid malignancies.

Pancreatic cancer has a low rate of early diagnosis, a high mortality rate and a poor five-year survival prognosis. Its incidence rate in the U.S. is estimated at 3.2% of new cancer cases. According to the American Cancer Society, pancreatic cancers of all types are the fourth leading cause of cancer-related deaths in men and women in the United States. Each year, about 185,000 individuals globally are diagnosed with this condition, and an estimated 55,000 individuals were diagnosed with pancreatic cancer in the US during 2018. Symptoms are usually non-specific and as a result, pancreatic cancer is often not diagnosed until it reaches an advanced stage. Surgical resection does not offer adequate treatment since only 20% of patients have resectable tumors at the time of diagnosis. Even among patients who undergo resection for pancreatic cancer and have tumor-free margins, the five-year survival rate is only 10-25%. The overall five-year survival rate among pancreatic cancer patients is 7-8%, which constitutes the highest mortality rate among solid tumor malignancies. The overall median survival is less than one year from diagnosis, highlighting the need for the development of new therapeutic options.

Acute Myeloid Leukemia, or AML, is a cancer of the blood and bone marrow and is the most common type of acute leukemia in adults. The Surveillance, Epidemiology and End Results program, or SEER, of the National Cancer Institute estimates that approximately 21,450 new cases of AML, will be diagnosed, mostly in adults in the United States in 2019. AML is generally a disease of older people and is uncommon before the age of 45. The average age of newly diagnosed AML patients is 68. The first treatment line for patients with AML includes a combination of chemotherapy drugs and is called induction treatment. The majority of patients achieving complete response or CR will eventually relapse, most of them during the first three years of receiving induction chemotherapy. The next step of treatment after relapse is salvage therapy. A common approach is to induce a second remission and follow treatment with allogeneic hematopoietic stem cell transplantation or allo-SCT to consolidate second CR in eligible patients, although the duration of second remission is usually short than the first remission. Due to relapsed or refractory disease (where the disease is not responsive to standard treatments), the overall five-year survival rate for AML ranges between 10% and 40%. With current standard chemotherapy treatments, approximately 25-30% of adults under the age of 60 will survive more than five years, while in the elderly patient population, only less than 10% will survive more than five years.

Stem cell mobilization. High-dose chemotherapy followed by stem cell transplantation has become an established treatment modality for a variety of hematologic malignancies, including multiple myeloma, as well as various forms of lymphoma and leukemia. Stem cells are mobilized from the bone marrow of the patient (i.e., autologous transplant) or donor (i.e., allogeneic transplant) using granulocyte-colony stimulating factor, or G-CSF, harvested from the peripheral blood by apheresis, and infused to the patient after chemotherapy. G-CSF is approved only for autologous use, although it is also used to mobilize and collect stem cells in the allogeneic setting on an off-label basis. This type of treatment often replaces the use of traditional surgical bone marrow harvesting, because the stem cells are easier to collect, and the treatment allows for a quicker recovery time and fewer complications.

Regulatory Approvals. In September 2013, the FDA granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML. In January 2014, the FDA granted an Orphan Drug Designation to BL-8040 for use, in combination with G-CSF, in mobilizing human stem cells from the bone marrow to the peripheral blood for collection for autologous or allogeneic (donor-based) transplantation. In January 2015, the FDA modified this Orphan Drug Designation for BL-8040 for use either as a single agent or in combination with G-CSF. In February 2019, we announced that the FDA granted Orphan Drug Designation to BL-8040 for use in the treatment of pancreatic cancer. Orphan Drug Designation is granted to therapeutics intended to treat rare diseases that affect not more than 200,000 people in the United States. Orphan Drug Designation entitles the sponsor to a seven-year marketing exclusivity period and clinical protocol assistance with the FDA, as well as federal grants and tax credits.

Preclinical Results.

In vitro and in vivo studies have shown that BL-8040 binds CXCR4 with high affinity (7.9 pM) and occupies it for prolonged periods of time (>48h). These studies have shown that BL-8040 mobilizes cancer cells from the bone marrow and may therefore detach these cells from survival signals in the bone marrow microenvironment as well as sensitize them to chemo- and bio-based anti-cancer therapies. In addition, BL-8040 directly induces apoptosis of cancer cells. BL-8040 was efficient, both alone and in combination with chemotherapy, in reducing malignant bone marrow cells and stimulating their cell death.

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

At the annual meeting of ASH in December 2016, detailed preclinical data on the mechanism-of-action by which BL-8040 directly induces apoptosis of AML cells was presented by Prof. Amnon Peled of the Hadassah Medical Center and Biokine. The results of the preclinical studies showed that BL-8040 treatment in vivo triggered mobilization of AML blasts from their protective bone marrow microenvironment and induced their terminal differentiation, further supporting the data we presented at the American Association for Cancer Research annual conference earlier in 2016. In addition, the studies illustrate how BL-8040 increases the expression and activity of a special class of microRNA precursors termed miR-15a/16-1. These microRNA molecules have been previously linked to cancer, and shown to suppress the activity of several tumor-related pro-survival proteins. Therefore, by increasing the expression of miR-15a/16-1 microRNA molecules, BL-8040 decreases the expression of tumor-survival proteins and promotes tumor cell death. Importantly, in both in vitro and in vivo experiments, BL-8040 was found to synergize with a selective Bcl-2 inhibitor (Venetoclax) and an FLT3 inhibitor (Quizartinib, also known as AC220) in inducing AML cell death, pointing at potential drug combination treatments.

At the ASCO-SITC symposium in January 2018, we presented preclinical data showing that BL-8040 augments the ability of the immune system to fight cancer by increasing the infiltration of anti-tumor-specific T-cells into the TME, resulting in decreased tumor growth and prolonged survival in a murine model of cancer. In the preclinical study, a murine model of cancer was used to assess the effects of BL-8040 in combination with a cancer vaccine that primes the immune system against the tumor. The results of the study show that combining BL-8040 with the cancer vaccine leads to a significantly enhanced anti-tumor immune response, which attenuates tumor growth and prolongs mouse survival better than either agent administered alone. The results go on to demonstrate that BL-8040 significantly increases the abundance of tumor-specific T-cells in the TME, suggesting an explanation for the enhanced efficacy of the combination over either agent when administered alone.

Clinical Trials.

Solid tumors

In January 2016, we entered into a collaboration with MSD in the field of cancer immunotherapy. In the framework of this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT study, focusing on evaluating the safety and efficacy of BL-8040 in combination with KEYTRUDA, MSD’s anti-PD-1 therapy, in patients with metastatic pancreatic adenocarcinoma. Findings in the field of immuno-oncology suggest that CXCR4 antagonists such as BL-8040 may be effective in inducing the migration of anti-tumor T-cells into the tumor micro-environment. KEYTRUDA is a humanized monoclonal antibody that works by blocking co-inhibitory T-cell activation signals, thereby increasing the ability of the body’s immune system to help detect and fight tumor cells. KEYTRUDA blocks the interaction between PD-1 and its ligands, PD-L1 and PD-L2, thereby activating T lymphocytes, which may affect both tumor cells and healthy cells. The study is an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of BL-8040 and KEYTRUDA as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. According to the terms of our collaboration agreement with MSD, we are sponsoring and performing the COMBAT study and MSD is supplying its compound for purposes of the study. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.

Partial results from the BL-8040 monotherapy portion of this trial were presented at ASCO-GI in January 2018. These results show that BL-8040 was safe and well-tolerated, and that it induced an increase in the number of total immune cells in the peripheral blood, while the frequency of peripheral blood regulatory T-cells (Tregs), known to impede the anti-tumor immune response, was decreased. In addition, analysis of available biopsies (N=7) showed infiltration of effector T-cells, known to attack cancer cells, into the tumor periphery and tumor micro-environment (TME). In this regard, the results show up to a 15-fold increase in CD3+ T-cells, and up to a two-fold increase in CD8+ T-cells, in the TME of 43% (3/7) of the patients, after five days of BL-8040 monotherapy.

In October 2018, we announced encouraging top-line results from the dual combination arm of the Phase 2a COMBAT/KEYNOTE-202 study at the European Society for Medical Oncology 2018 Congress. The data show that the treatment regimen was safe and well tolerated. The disease control rate (patients exhibiting a response or stable disease) was 34.5% for the evaluable population (N=29), including one patient (3.4%) with a partial response showing a 40% reduction in tumor burden, as well as nine patients (31%) with stable disease, with a median treatment time of 72 days (37-267). Median overall survival (OS) in all patients (N=37) was 3.3 months with a six-month survival rate of 34.4%. A significant observation was made in the subpopulation of patients receiving the study drugs as a second-line treatment (N=17), where the median overall survival was 7.5 months, with a six-month survival rate of 51.5%. This compares favorably with historical median overall survival data of 6.1 months for the only currently approved second-line PDAC treatment (a chemotherapy combination of Onivyde®, 5-FU and leucovorin). Additional data from in-depth analyses of biopsies taken at screening and following monotherapy or combination treatment of BL-8040 and KEYTRUDA demonstrate that in 75% of the available biopsies, BL-8040 treatment promotes an increase in the number of infiltrating CD4+, CD8+ and CD8+Granzyme B+ cytotoxic T-cells. The greatest improvement in T-cell infiltration was observed following combination treatment of BL-8040 and KEYTRUDA and was correlated with stable disease for eight cycles of treatment. Furthermore, increased infiltration of activated CD4 and CD8 T-cells was accompanied by a pronounced decrease in the number of tumor cells, as well as by a decrease in myeloid-derived suppressor cells, a cell type known to impede the antitumor immune response.

As a result of the encouraging data, the collaboration with MSD was expanded to include an additional cohort that will test the effect of the triple combination of BL-8040, KEYTRUDA and chemotherapy (Onivyde®/5-fluorouracil/leucovorin, the only second-line approved treatment for pancreatic cancer). We initiated this additional arm of the trial in December 2018 to investigate the safety, tolerability and efficacy of this triple combination. The triple combination arm will focus on second-line pancreatic cancer patients and will include approximately 40 patients with unresectable metastatic pancreatic adenocarcinoma who have progressed following first-line therapy prior to enrollment. Patients will receive BL-8040 monotherapy priming treatment for five days, followed by repeat cycles of the combination of chemotherapy, KEYTRUDA and BL-8040 until progression. The primary endpoint of the study is the objective response rate (ORR) assessed by RECIST v1.1 criteria. Secondary endpoints will include overall survival, progression free survival, and the disease control rate. Top-line results from this arm of the study are expected in the second half of 2019, with overall survival results expected in 2020.

In August 2016, we entered into an agreement with MD Anderson Cancer Center in regard to an additional collaboration for the investigation of BL-8040 in combination with KEYTRUDA in pancreatic cancer. The study is being conducted as an investigator-sponsored study, as part of a strategic clinical research collaboration between Merck and MD Anderson Cancer Center aimed at evaluating KEYTRUDA in combination with various treatments and novel drugs, including BL-8040. The open-label, single center, single-arm Phase 2b study will focus on the mechanism of action by which both drugs might synergize. In addition to assessing clinical response, the study will include multiple assessments to evaluate the biological anti-tumor effects induced by the combination. We are supplying BL-8040 for the study, which commenced in January 2017. Partial results from this study are anticipated in the first half of 2019, with top-line results expected in 2020.

In September 2016, we entered into a collaboration with Genentech to support several Phase 1b/2 studies investigating BL-8040 in combination TECENTRIQ, Genentech’s anti-PDL1 cancer immunotherapy, in multiple cancer indications. Research findings in the field of immuno-oncology suggest that CXCR4 antagonists such as BL-8040 may be effective in inducing the migration of anti-tumor T-cells into the tumor micro-environment. TECENTRIQ is a humanized monoclonal antibody designed to bind with a protein called PD-L1. TECENTRIQ is designed to bind to PD-L1 expressed on tumor cells and tumor-infiltrating immune cells, blocking its interactions with both PD-1 and B7-1 (CD80) receptors. By inhibiting PD-L1, TECENTRIQ may enable the activation of T-cells, whose migration into the tumor may be enhanced by BL-8040. The clinical study collaboration between us and Genentech is part of MORPHEUS, Roche’s novel cancer immunotherapy development platform. MORPHEUS is a phase 1b/2 adaptive platform to assess the efficacy and safety of combination cancer immunotherapies. Upon completion of the planned Phase 1b/2 studies, both parties will have the option to expand the collaboration to include a pivotal registration study.

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

AML

During 2016, we completed and reported on the results of a Phase 2a clinical trial studying the use of BL-8040 for the treatment of relapsed/refractory AML, or r/r AML. The study was conducted at six sites in the United States, including MD Anderson Cancer Center in Houston, Memorial Sloan-Kettering Cancer Center in New York, Mayo Clinic in Jacksonville, Johns Hopkins University in Baltimore, Northwestern Memorial Hospital in Chicago and Washington University in St. Louis, as well as at five well-known sites in Israel. The study was an open-label study under an IND, designed to evaluate the safety and efficacy profile of repeated escalating doses of BL-8040 in combination with HiDAC in adult subjects with r/r AML. The study was comprised of two parts – a dose escalation Phase and an expansion Phase at the highest tolerated dose found during the escalation Phase. The primary endpoints of the study were the safety and tolerability of the drug. Secondary endpoints included the pharmacokinetic profile of the drug and an efficacy evaluation, indicated by the extent of mobilization of cancer cells from the bone marrow to the peripheral blood, the level of cancer cell death (apoptosis) and clinical responses.

Final results for the Phase 2a trial were presented at the annual meetings of the Society of Hematologic Oncology and ASH in September and December 2016, respectively. The reported data set includes 45 patients, including three compassionate-use patients treated at the study sites under the identical treatment protocol. The majority of patients in the study were heavily pretreated, with 45% of patients being refractory to one or two remission induction treatments, 19% of patients having relapsed after a short first remission of less than 12 months, and 17% of patients having undergone two or more relapses. In addition, the treated patient population included patients that had relapsed post allogeneic stem cell transplantation (17%), as well as secondary AML patients (24%), both conditions which represent difficult-to-treat populations with poor prognoses.

The results showed that treatment with BL-8040 in combination with HiDAC, was safe and well tolerated at all doses tested up to and including the highest dose level of 2.0 mg/kg. Response to treatment was associated with efficient CXCR4 inhibition, resulting in high mobilization of blasts. The composite complete remission rate, including both CR and CRi, was 38% in subjects receiving up to two cycles of BL-8040 treatment at doses of 1 mg/kg and higher (n=39). In the 1.5 mg/kg dose selected for the expansion Phase of the study (n=23), the composite complete remission rate was 39%. These response rates are superior to the historical response rate of approximately 19% reported for high-risk AML patients treated with Ara-C alone in Phase 3 randomized trials. The ongoing follow-up of patients participating in the study’s expansion Phase and responding to the combination treatment suggests long durability of the remissions achieved, with two-thirds of these patients still alive, based on a follow-up period to date of up to 12 months. Results further show that BL-8040 monotherapy had a substantial therapeutic effect. Treatment with BL-8040 as a single agent triggered robust mobilization of AML blasts from the bone marrow to the peripheral blood stream, and the extent of mobilization was correlated with a positive response to treatment. The preferential mobilization of AML blasts over normal cells (4.7-fold vs. 1.4-fold, respectively) was further confirmed by analysis using the fluorescence in situ hybridization, or FISH, technique in a subset of patients. In addition, BL-8040 monotherapy resulted in a 40% increase in AML blast apoptosis.

In June 2018, at the 23rd Congress of the EHA in Stockholm, Sweden, we reported long-term survival data from the study that showed significantly enhanced overall survival of r/r AML patients treated with a combination of BL-8040 and HiDAC. The response rate for all dosing levels was 29% and median overall survival was 9.1 months, compared with historical data on overall survival of 6.1 months for HiDAC alone. In addition, a statistically significant correlation between patient response and the mobilization of AML blasts was reported. Responding patients demonstrated a clear and significant increase in the number of AML blasts in the peripheral blood following BL-8040 treatment, whereas non-responding patients were largely unaffected. In patients receiving the 1.5 mg/kg dose selected for expansion (n=23), the response rate was 39% and median overall survival was 10.7 months with one-year, two-year and three-year survival rates of 38.1%, 23.8% and 23.8%, respectively. Furthermore, median overall survival for responding patients at the 1.5 mg/kg dose (n=9) was 21.8 months, with one-year, two-year and three-year survival rates of 66.7%, 44.4% and 44.4%, respectively. Responding patients also demonstrated a statistically significant mean 6.3-fold increase (p=0.003) in the number of AML blasts in the peripheral blood following BL-8040 monotherapy treatment, whereas in non-responding patients the mean-fold increase was minor and non-significant (1.66-fold; p=0.21).

We are also investigating a second AML treatment line – consolidation therapy – in a large randomized, controlled Phase 2b trial in Germany. This study is examining BL-8040 as part of a second-stage treatment, termed consolidation therapy, to improve outcomes for the approximately 70% of AML patients who have achieved remission after the standard initial treatment regimen, known as induction therapy. The consolidation therapy is aimed at eliminating the minimal residual disease left in the bone marrow after induction therapy that can lead to relapse in 40-60% of the patients within 12-18 months after entering remission.

The Phase 2b trial, which is being conducted in collaboration with the University of Halle as sponsor and with the participation of two large leukemia study groups in Germany, is a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of BL-8040 in addition to standard consolidation therapy in AML patients. The primary endpoint of the study is to compare the RFS time in AML subjects in their first remission during a minimum follow-up time of 18 months after randomization. In addition, pharmacodynamic measurements will be conducted in order to assess the minimal residual disease, and biomarker analyses will be performed to identify predictors of BL-8040 response. The study, which is being carried out at 29 sites in Germany, will enroll up to 194 patients. AML patients between 18 and 75 years of age with documented first remission will be randomized in a 1:1 ratio to receive HiDAC, either with BL-8040 or with a matching placebo, as consolidation therapy.  We continue to discuss with our collaboration partners the potential conduct of an interim analysis on this study based on various factors, including the occurrence of a minimum number of reported relapse events and/or exposure to provide a reasonable statistical powering for the analysis. Our current best estimate for the timing of such potential interim analysis is the second half of 2019, with top-line results from the trial expected in 2021.

In September 2017, we initiated a Phase 1b/2 trial in AML as part of the collaboration with Genentech referred to above in “ — Solid tumors.” The trial, known as the BATTLE study, will focus on the maintenance treatment of patients with intermediate- and high-risk AML who have achieved a complete response following induction and consolidation therapy. Up to 60 patients are planned to be enrolled in this multicenter, single arm, open-label study, to evaluate the relapse-free survival, minimal residual disease status, safety and tolerability of the combination of BL-8040 and TECENTRIQ for maintenance treatment in AML patients. The study’s primary endpoint is to assess whether the combination of BL-8040 and TECENTRIQ prolongs relapse free survival. In addition, the effect of the combination therapy on minimal residual disease, multiple immunological parameters, and potential biomarkers will be evaluated. The trial is planned to take place at approximately 22 sites in the United States, Europe and Israel. Top-line results from this study are expected in 2021.

Stem cell mobilization

In a Phase 1/2a, open-label, dose escalation, safety and efficacy clinical trial in 18 multiple myeloma patients, BL-8040 demonstrated an excellent safety profile at all doses tested and was highly effective in combination with G-CSF, in the mobilization of hematopoietic stem cells from the bone marrow to the peripheral blood for autologous transplantation. All patients receiving transplants (n=17) exhibited rapid engraftment, with median time to neutrophil and platelet recovery of 12 and 14 days, respectively, at the highest dose given (0.9 mg/kg).

In March 2015, we announced successful top-line results from a Phase 1 trial for BL-8040 as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation in healthy volunteers, where they can be potentially harvested for allogeneic transplant supporting the treatment of hematological indications. The study was conducted at the Hadassah Medical Center in Jerusalem, and consisted of two parts. The first part of the study was a randomized, double-blind, placebo-controlled, dose-escalation study in three cohorts of eight participants each, with each participant receiving two consecutive injections of BL-8040. Results show that BL-8040 is safe and well tolerated up to the maximal tested dose of one mg/kg, and that dramatic mobilization of CD34+ hematopoietic stem and progenitor cells, or HSPCs, was observed across all doses tested. The robust mobilization supports the further use of a single injection of BL-8040 for HSPC collection.

In the second part of the Phase 1 study, eight healthy participants received a single injection of BL-8040 at the highest tested dose of 1 mg/kg, and four hours later underwent a single, standard leukapheresis procedure. Robust and rapid stem cell mobilization was evident in all treated participants, supporting a novel approach to stem cell collection. The median level of collected stem cells was higher than 11 x 106 cells per kg, which is more than two-fold higher than the target concentration, and five-fold higher than the minimum concentration, necessary for transplantation. In addition, the level of HPSCs in the peripheral blood circulation 24 hours after injection of BL-8040 enabled an additional apheresis on Day 2, if needed. These data support the use of BL-8040 as a single-agent, single-injection, one-day regimen for the collection of stem cells.

In March 2016, we announced the initiation of a Phase 2 trial for BL-8040 as a novel approach for the mobilization and collection of bone marrow stem cells from the peripheral blood circulation for allogeneic bone marrow transplantation. The open-label study was conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology, and enrolled up to 24 donor/recipient pairs, aged 18-70. The trial was designed to evaluate the ability of BL-8040, as a single agent, to promote stem cell mobilization for allogeneic transplantation. On the donor side, the primary endpoint of the study was the ability of a single injection of BL-8040 to mobilize 2x106 CD34 cells for transplantation following up to two apheresis collections. On the recipient side, the study aimed to evaluate the functionality and engraftment following transplantation of the BL-8040 collected graft. The study also evaluated the safety and tolerability of BL-8040 in healthy donors, as well as graft durability, the incidence of grade 2-4 acute graft versus host disease (GVHD), chronic GVHD, relapse and other recipient-related parameters in patients who have undergone transplantation of hematopoietic cells mobilized with BL-8040.

In May 2018, we announced positive results from the study. Single-agent treatment with BL-8040 showed efficacy similar to standard of care (currently, a four- to five-day treatment cycle with G-CSF and a one- to two-day apheresis procedure) in only one administration of BL-8040. In addition, BL-8040 showed non-inferiority to standard of care in recipient engraftment, with all transplanted recipients successfully engrafting with BL-8040-mobilized grafts. Of the 21 evaluable donors that have were enrolled in the study, 11 out of 13 donors (85%) treated at the 1 mg/kg dose and 8/8 donors (100%) treated at the 1.25 mg/kg dose of BL-8040 reached the primary goal of ≥2x106 CD34 cells/kg of recipient weight in up to two leukapheresis sessions. BL-8040 was safe and well tolerated, with adverse events consisting of injection site reactions and transient systemic reactions, all of which were resolved. No related serious adverse events were observed. All 19 transplanted recipients were successfully engrafted with BL-8040-mobilized grafts, 13 of whom had reached the secondary endpoint of 100 days post-transplant. Preliminary graft-versus-host disease (GVHD) data are in line with current standard-of-care incidence rates. The full effect of BL-8040 on acute and chronic GVHD, as well as on relapse rates, await longer follow-up periods and will be reported at a later stage once available.

In December 2017, we initiated a Phase 3 registration study for BL-8040 in autologous stem cell mobilization. The trial, known as the GENESIS study, is a randomized, placebo-controlled, multicenter study, evaluating the safety, tolerability and efficacy of BL-8040 and G-CSF, compared to placebo and G-CSF, for the mobilization of HSCs for autologous transplantation in multiple myeloma patients. The study began with an open-label, single-arm lead-in period, which was to include 10-30 patients in order to assess safety and efficacy following treatment with BL-8040 plus G-CSF. Results of the first 11 patients showed that BL-8040 in combination with standard G-CSF treatment is safe and tolerable. In addition, the data showed that 9/11 patients (82%) reached the primary endpoint threshold of ≥ 6x106 CD34 cells/kg with only one dose of BL-8040 and in up to 2 apheresis sessions. Furthermore, seven of the 11 patients (64%) reached the threshold of ≥ 6x106 CD34 cells/kg in a single apheresis session only. These data demonstrated the potential of BL-8040 treatment to reduce the number of administrations and apheresis sessions, as well as hospitalization costs, related to the preparation of multiple myeloma patients for autologous HSC transplantation.  Following review of these positive results, the Data Monitoring Committee recommended that the lead-in part of the study should be stopped and that we should move immediately to the placebo-controlled main part, which is designed to include 177 patients in more than 15 centers. Additional positive results from the lead-in period were reported at the annual meeting of the European Society for Blood and Marrow Transplantation held in March 2019, where it was announced that HSCs mobilized by BL-8040 in combination with G-CSF were successfully engrafted in all 11 patients. Treatment in the main part of the study will include five to eight days of G-CSF, with a single dose of BL-8040 or placebo on Day 4 and an optional additional dose of BL-8040 or placebo on Day 6. Apheresis for stem cell collection will be performed on day 5. Further apheresis sessions may be conducted if needed in order to reach the benchmark of ≥ 6x106 mobilized CD34+ cells. The primary objective of the study is to demonstrate that BL-8040 on top of G-CSF is superior to G-CSF alone in the ability of mobilize ≥ 6x106 CD34+ cells in up to two apheresis sessions. Secondary objectives include time to engraftment of neutrophils and platelets and durability of engraftment, as well as other efficacy and safety parameters. Top-line results of this study are expected in the second half of 2020.

At the annual meeting of ASH in December 2017, clinical data supporting BL-8040 as a robust mobilizer of HSCs associated with long-term engraftment was presented by Prof. Amnon Peled. HSCs are cells found in the bone marrow, peripheral blood or umbilical cord blood that are responsible for generation and replenishment of all blood cell progenitors and eventually mature cells. It is therefore believed to be beneficial for a variety of therapeutic purposes, such as transplantation for people with hematological malignancies or for the therapy of blood or immune system disorders. The success of long-term HSC engraftment depends largely on the amount and quality of HSCs (CD34+ CD38- CD45RA- CD90+ CD49f+). The data presented demonstrate that human CD34+ cells from BL-8040-mobilized grafts contain high numbers of HSC (CD34+, CD38-, CD45RA-, CD90+, CD49f+) associated with long-term engraftment, compared to cells mobilized by granulocyte colony stimulating factor (G-CSF). An associated in vivo study further showed that BL-8040-mobilized HSCs can successfully engraft the bone marrow and spleen of immunodeficient mice. In addition, a robust long-term engraftment of BL-8040-mobilized human CD34+ cells was seen in these mice in primary and secondary transplants.

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

AGI-134 is injected into the tumor, where it coats the tumor cell membranes, resulting in alpha-gal being exposed on the tumor cell surface. Anti-Gal antibodies bind to the alpha-gal part of AGI-134 to produce an initial immune response that activates complement-dependent and antibody-dependent cellular cytotoxicity (cell death). This cytotoxicity generates immune-tagged cells and cellular debris that trigger an uptake of tumor-associated antigens by antigen-presenting cells (APCs). These APCs induce a follow-on systemic immune response by the activation and clonal expansion of T-cells to the patient’s own neo-antigens. This approach not only targets the primary injectable tumor, but has also demonstrated efficacy against existing distant secondary tumors. Furthermore, the mechanism of action suggests the potential of long-term protection against future metastases.

AGI-134 has completed numerous proof-of-concept studies, demonstrating regression of established primary tumors after injection with AGI-134 and robust protection against the development of secondary tumors in a model of melanoma with a single dose only. Synergy has also been demonstrated in the same model when combined with a PD-1 immune checkpoint inhibitor, offering the potential to broaden the utility of such immunotherapies and improve the rate and duration of responses in multiple cancer types. A 28-day, repeated-administration GLP toxicology study in monkeys with AGI-134 has also been successfully completed.

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

In August 2018, we initiated a Phase 1/2a clinical study for AGI-134 that is primarily designed to evaluate the safety and tolerability of AGI-134, given both as monotherapy and in combination with an immune checkpoint inhibitor, in unresectable metastatic solid tumors. Additional objectives are to perform a wide array of biomarker studies, to demonstrate the mechanism of AGI-134 and to assess its efficacy by clinical and pharmacodynamic parameters. The multicenter, open-label study will take place in the United Kingdom and Israel, with possible expansion to the United States and additional countries in Europe in 2019.

The study will be comprised of two parts: (i) an accelerated dose-escalation part to assess the safety and tolerability of intratumorally injected AGI-134 as a monotherapy, as well as to determine the maximum tolerated dose and the recommended dose for part 2 of the study and (ii) a dose expansion part at the recommended dose, comprised of three cohorts and designed to assess the safety, tolerability and anti-tumor activity of AGI-134 as a monotherapy in a basket cohort of multiple solid tumor types, as well as in two additional cohorts in combination with an immune checkpoint inhibitor – in metastatic colorectal cancer and head and neck squamous cell carcinoma. Initial safety results from the first part of the study are expected in the second half of 2019; initial efficacy results of the monotherapy arm from the second part of the study are expected by the end of 2020.

In November 2018, we announced that the FDA had granted the Biological Product Designation for AGI-134. This designation provides the Company with eligibility to obtain 12 years of market exclusivity upon approval of the product for commercial use by the FDA. This regulatory market exclusivity adds an incremental layer of protection in addition to that afforded by existing patents granted in the United States and Europe, and pending in other countries, covering the use of AGI-134 for the treatment of solid cancer tumors.

Commercialized Product

BL-5010

BL-5010 is a novel medical device containing an acidic, aqueous solution and applicator for the non-surgical removal of benign skin lesions. It offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Since the treatment is non-invasive, it poses minimal infection risk and eliminates the need for anesthesia, antiseptic precautions and bandaging. The pre-filled device controls and standardizes the volume of solution applied to a lesion, ensuring accurate administration directly on the lesion and preventing both accidental exposure of the healthy surrounding tissue and unintentional dripping. It has an ergonomic design, making it easy to handle, and has been designed with a childproof cap. BL-5010 is applied topically on a skin lesion in a treatment lasting a few minutes with the pen-like applicator and causes the lesion to gradually dry out and fall off within one to four weeks. We received European confirmation from British Standards Institute of the regulatory pathway classification of BL-5010 as a Class IIa medical device. We in-licensed the exclusive, worldwide rights to develop, market and sell BL-5010 from IPC in November 2007.

Development and Commercialization Arrangement. In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo for the rights to BL-5010 for OTC indications in Europe, Australia and additional selected countries. We retain the OTC rights to BL-5010 in the United States and the rest of the world, as well as the non-OTC rights on a global basis. Under our out-licensing arrangement with Perrigo, Perrigo is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Perrigo will sponsor and manufacture BL-5010 in the relevant regions. Compensation by Perrigo for the exclusive license includes an agreed amount for each unit sold. In addition, we will have full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights. In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial product launch of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016. Since then, Perrigo has invested in improving the product and expects to launch the improved product during 2019.

As a result of our out-licensing arrangement, as well as the previous discussions with other potential partners for this product, the commercialization activities for BL-5010 are currently focused on OTC indications. However, we may decide to seek collaboration partners for development of BL-5010 for non-OTC indications, or for OTC indications in territories not out-licensed to Perrigo, primarily the U.S.

Termination of Therapeutic Candidates

During 2018 and the period subsequent thereto through the date of this report, we terminated one clinical-stage and three preclinical-stage therapeutic candidates.

BL-1040 was a novel, resorbable polymer solution for use in the prevention of ventricular remodeling that may occur in patients who have suffered an acute myocardial infarction, or AMI. We in-licensed BL-1040 from B.G. Negev Technologies and Applications Ltd., or B.G. Negev, in 2005. We entered into an out-licensing arrangement for BL-1040 with the predecessor of Bellerophon Therapeutics, Inc., or Bellerophon, in 2009. Bellerophon renamed the compound “Bioabsorbable Cardiac Matrix,” or BCM, and developed it as a medical device. In July 2015, Bellerophon reported top-line results from PRESERVATION I, a CE mark registration clinical trial for BCM, showing no statistically significant difference between patients treated with BCM versus placebo for both the primary and the secondary endpoints of the study. In August 2018, after the project had not been active in any significant way since 2015, Bellerophon exercised its contractual right to terminate the licensing arrangement based on its determination that that the results of the clinical trial it had carried out did not warrant further development of BL-1040. As a result of Bellerophon’s decision, we terminated our in-license agreement with B.G. Negev.

BL-1220 was an orally administered, novel composition of sodium alginate, intended as a treatment for various liver failure conditions such as end-stage liver disease and for conditions potentially leading to liver failure such as NASH. BL-9020 was a novel monoclonal antibody treatment designed to prevent immune-mediated destruction of insulin-producing beta cells in the pancreas. The treatment was developed to treat Type 1 diabetes in early stage patients, during what is known as the “honeymoon period,” where the pancreatic beta cells have not been completely destroyed and continue to secrete insulin. BL-1230 was a cannabinoid receptor type 2 intended as a novel anti-inflammatory treatment for Dry Eye Syndrome (DES). These preclinical projects were terminated due to lack of efficacy and other scientific considerations as well as market considerations.

Product Development Approach

We seek to develop a pipeline of promising therapeutic candidates that exhibit distinct advantages over currently available therapies or address unmet medical needs. Our resources are focused on advancing our therapeutic candidates through development and toward commercialization. Our current drug development pipeline consists of three therapeutic candidates.

We have established close relationships with various universities, academic and research institutions and biotechnology companies that permit us to identify and select compounds at various stages of clinical and pre-clinical development. Our approach is consistent with our objective of proceeding only with therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success.

Collaboration and Out-Licensing Agreements

Collaboration Agreements with MSD and Genentech

See “—Therapeutic Candidates — BL-8040 — Clinical Trials — Solid tumors” for details regarding our collaborations with MSD and Genentech.

Investment and Collaboration Agreement with Novartis

In December 2014, we entered into a multi-year strategic collaboration agreement with Novartis designed to facilitate development and commercialization of Israeli-sourced drug candidates. As part of the collaboration agreement, Novartis made an initial equity investment in us of $10 million. We in-licensed three pre-clinical projects in the framework of the collaboration. All those projects were subsequently terminated due to lack of efficacy and other scientific considerations, as well as market considerations. As of December 31, 2018, we do not have any on-going projects under the collaboration.

Out-Licensing Agreement with Perrigo

In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo for the rights to BL-5010 for OTC indications in Europe, Australia and additional selected countries, or collectively, the Territory. We retain all OTC rights to BL-5010 in the United States and the rest of the world, as well as all non-OTC rights on a global basis. Perrigo fulfilled its obligation to launch a licensed product commercially in the Territory in 2016. In addition, Perrigo is obligated to use commercially reasonable best efforts to obtain regulatory approval in the Territory for at least one more OTC indication and to commercialize BL-5010 for that indication.

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

Compensation by Perrigo for the exclusive license includes an agreed amount for each unit sold. We must pay a portion of all net consideration we receive from Perrigo, within our standard range of sublicense receipt consideration, to IPC, the company from which we initially in-licensed the development rights to BL-5010. See “— In-Licensing Agreements — BL-5010.”

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

Other Out-licensing/Collaboration Agreements

iPharma

In 2016, we established a joint venture with I-Bridge Capital, a Chinese venture capital fund focused on developing innovative therapies in China, with each party contributing initial seed capital to the venture of $1.0 million. The joint venture, named iPharma, focused on the development of innovative clinical and pre-clinical therapeutic candidates to serve the Chinese and global healthcare markets. During 2018, we determined that the joint venture’s activities were no longer part of our current strategic focus. Accordingly, in April 2018, we sold our holdings in the joint venture to I-Bridge Capital for cash consideration of $1.5 million.

JHL

In January 2014, we signed an agreement with JHL Biotech, or JHL, a biopharmaceutical company that develops, manufactures, and commercializes biologic medicines, pursuant to which we collaborated with JHL in the development and commercialization of BL-9020. As a result of our termination of the BL-9020 project during 2018, by its terms the collaboration agreement with JHL ended as well.

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

The royalty and revenue-sharing rates we agree to pay in our in-licensing agreements vary from case to case but in most cases range from 20% to 29.5% of the consideration we receive from sublicensing the applicable therapeutic candidate. We are required to pay a substantially lower percentage, generally less than 5%, if we elect to commercialize the subject therapeutic candidate independently. Due to the relatively advanced stage of development of the compound licensed from Biokine, our license agreement with Biokine provides for royalty payments of 10% of net sales, subject to certain limitations, should we independently sell products. In addition, milestone payments are not generally payable if the revenue-sharing from an out-licensing transaction is greater than any relevant payments due under our in-licensing agreements.

The following are descriptions of our in-licensing agreements associated with our therapeutic candidates. In addition to the in-licensing agreements discussed herein, we have entered into other in-licensing arrangements in connection with our therapeutic candidates in clinical, advanced preclinical and feasibility stages.

BL-8040

In September 2012, we in-licensed the rights to BL-8040 under a license agreement with Biokine. Pursuant to the agreement, Biokine granted us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to a short peptide that functions as a high-affinity antagonist for CXCR4 and the uses thereof.

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

The agreement also grants us the right to grant sublicenses for the licensed technology. Initially, we were required to pay Biokine a royalty payment of 40% of the amounts we receive as consideration in connection with any sublicensing, development, manufacture, marketing, distribution or sale of the licensed technology. In October 2018, Biokine agreed to reduce the royalty payment for sublicensing to 20% in return for the payment by us of $10 million in cash plus $5 million in our restricted shares. Biokine is also eligible to receive up to a total of $5 million in future milestone payments. The royalty rate of 20% is subject to an increase of an additional 10% under certain conditions.

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

We are obligated under the agreement with Biokine to make commercially reasonable, good faith efforts to sublicense or commercialize BL-8040 for fair consideration. If we do not fulfill this obligation within 24 months after completion of the development plan, all of the rights and responsibilities with respect to commercialization of the licensed technology will revert to Biokine, and our obligation to pay royalties for sales of any licensed products or sublicensing as described above will revert to Biokine.

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

The Agalimmune Development Agreement provides the selling shareholders with a reversionary option, in the event of a breach of that agreement and certain other limited triggering events, that permits the selling shareholders to re-acquire our equity interests in Agalimmune for nominal consideration. See “Risk Factors — Risks Related to Our Business Regulatory Matters — If we do not meet the requirements under our agreement with the Agalimmune selling shareholders, we could lose the rights to the therapeutic candidates in Agalimmune’s pipeline, including but not limited to AGI-134.”

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

In September 2017, Agalimmune exercised its option to enter into the exploitation license agreement with Kode Biotech that grants Agalimmune a worldwide, exclusive, royalty-bearing transferable license to develop, manufacture, use, import and sell licensed products, including AGI-134. Agalimmune is obligated to use reasonable, diligent efforts to develop licensed products and to introduce licensed products into the commercial market. In consideration of the grant of the license, Agalimmune paid a license issue fee and is obligated to pay annual maintenance fees, milestone payments and low, single-digit royalty payments on the net sales of the licensed products. Agalimmune also has the right to grant sublicenses for the licensed technology and is required to pay Kode Biotech a payment based on the revenues from sublicense net sales. The agreement will remain in effect, unless terminated earlier in accordance with its terms, until the later of expiration or abandonment of all enforceable patent claims within the licensed patents.

BL-5010

In November 2007, we in-licensed the rights to develop and commercialize BL-5010 under a license agreement with IPC. Under the agreement, IPC granted us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to an acid-based formulation for the non-surgical removal of skin lesions and the uses thereof. We are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. We are required to make low, single-digit royalty payments on the net sales of the licensed technology if we manufacture and sell it on our own, subject to certain limitations. Our royalty payment obligations are payable on a product-by-product and country-by-country basis, until the last to expire of any patent included within the licensed technology in such country. We also have the right to grant sublicenses for the licensed technology and are required to pay IPC a payment, within our standard range of sublicense receipt consideration, based on the revenues we receive as consideration in connection with any sublicensing, development, manufacture, marketing, distribution or sale of the licensed technology.

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

Patents

As of March 15, 2019, we owned or exclusively licensed for uses within our field of business 29 patent families that collectively contain over 71 issued patents, four allowed patent applications and over 104 pending patent applications relating to the three candidates listed below. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our three therapeutic candidates are described below and include both issued patents and pending patent applications we exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

•
With respect to BL-8040, we have an exclusive license to two patent families that cover the molecule that is the active ingredient of our proprietary drug. Patents and patent applications of these families have been granted or are pending in the U.S., Europe, Japan and Canada. The patents and any patents to issue in the future based on pending patent applications in these families will expire in 2023 (in the U.S.) and 2021 (in other countries), not including any applicable patent term extension, which may add an additional term of up to five years on the patents.  In addition, we have an exclusive license to eighteen other patent families pending or granted worldwide directed to methods of use of BL-8040 either alone or in combination with other drugs for the treatment of certain types of cancer and other indications. Furthermore, we have Orphan Drug status for AML, pancreatic cancer and stem cell mobilization, as well as data exclusivity protection afforded to BL-8040 as a new chemical entity, or NCE.

•
With respect to AGI-134, Agalimmune owns or has an exclusive license to three patent families that cover the AGI-134 compound and its use for treating cancer. Patents have been granted in the family that covers the use of AGI-134 for treating solid tumors in the Unites States and Europe and will expire in 2035. Applications in these families are pending in China, Japan and other countries that would have the same expiration, if granted.  Patents have been granted in the families that cover a genus of compounds including AGI-134 in the United States, Europe, Japan and other countries and will expire in 2025. In addition, the future drug product is eligible for obtaining regulatory Biological Product exclusivity (12 years of market exclusivity in the U.S.).

•
With respect to BL-5010, we have an exclusive license to a patent family directed to a novel applicator uniquely configured for applying the BL-5010 composition to targeted skin tissue safely and effectively. Patents applications of this family are pending in the U.S., Israel, Europe, Japan, Canada, China, Russia and Australia. If granted, patents will expire in 2034.

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

Manufacturing

Our laboratories are located in our headquarters in Modi’in, Israel and are in part compliant with FDA regulations setting forth current good laboratory practices, or GLP. However, they are not compliant with cGMP and therefore we cannot independently manufacture drug products for our current clinical trials or, if we choose to do so, commercialize therapeutic candidates ourselves. The suppliers of the drug substances used for our current clinical trials do have these necessary approvals. We have limited personnel with experience in drug or medical device manufacturing and we lack the resources and capabilities to manufacture any of our therapeutic candidates on a commercial scale.

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

Competition

The pharmaceutical, medical device and biotechnology industries are intensely competitive. Our therapeutic candidates, if commercialized, would compete with existing drugs and therapies. In addition, there are many pharmaceutical companies, biotechnology companies, medical device companies, public and private universities, government agencies and research organizations actively engaged in research and development of products targeting the same markets as our therapeutic candidates. Many of these organizations have substantially greater financial, technical, manufacturing and marketing resources than we do. In certain cases, our competitors may also be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our therapeutic candidates. They may, therefore, bring to market products that are able to compete with our candidates, or other products that we may develop in the future.

BL-8040

There are a number of potentially competitive compounds under development that act as CXCR4 inhibitors, including, among others, Mozobil® (plerixafor), which is being marketed by Sanofi Genzyme as a stem cell mobilizer for autologous stem cell transplantation; LY-2510924, which is being developed by Eli Lilly & Co; BMS-936564 (MDX-1338; ulocuplumab) developed by Bristol-Myers Squibb; TG-0054 (burixafor) developed by TaiGen Biotechnology Co; POL-6326 (balixafortide) developed by Polyphor Ltd.; X4P-001 developed by X4 Pharmaceuticals Inc.; GMI-1359 developed by Glyco-Mimetics Inc; F-50067 developed by Pierre Fabre and USL-311developed by Proximagen Group.

Immuno-oncology is an area of great interest in the pharmaceutical market, specifically, immuno-oncology combination therapies. Currently there are hundreds of immuno-oncology combination treatments being tested in clinical trials. Recently, there has been growing attention to the combination of immuno-oncology agents with chemokines such as CXCR4 antagonist. Such combination therapies currently in development are BMS-936564 in combination with Opdivo® (nivolumab marketed by Bristol-Myers Squibb); X4P-001 in combination with Opdivo and X4P-001 in combination with KEYTRUDA These combination therapies, among others, could potentially compete with the combinations of BL-8040 with KEYTRUDA and BL-8040 and TECENTRIQ.

In the field of AML, BL-8040, if approved, will compete with currently approved treatments for AML that include chemotherapy (doxorubicin, cytarabine, vincristine), radiation therapy, stem cell transplantation and the hypomethylating agents Dacogen® (decitabine, Eisai and Johnson & Johnson) and Vidaza® (azacitidine, Celgene). Other approved drugs for AML are Vyxeos® (liposomal cytarabine and daunorubicin, Jazz Pharmaceuticals.

In addition there are a number of potentially competitive compounds in development to treat AML including, among others, Qinprezo (vosaroxin, Sunesis Pharmaceuticals); F-14512 (Pierre Fabre); pacritinib (CTI BioPharma Corp, pre-registration); Odomzo® (sonidegib), Mekinist (trametinib) and uprosertib developed by Novartis; Selinexor (Karyopharm Therapeutics and Ono Pharmaceutical Co Ltd.); Velcade (bortezomib, Janssen and Takeda); Revlimid (lenalidomide, Celgene and BeiGene Co Ltd.); Tarceva (erlotinib, Roche Astellas and Chugai); Zolinza (Vorinostat, Merck and Co.); SGI-110 (guadecitabine sodium, Astex Pharmaceuticals); Pracinostat (MEI Pharma); sapacitabine (Cyclacel Pharmaceuticals Inc.); idasanutlin (Ro-5503781, Roche Holding AG); and CX-01 (Cantex Pharmaceuticals). Some of these treatments are being developed for specific AML patient populations and lines of treatment and not for the entire AML population: e.g. quizartinib (Ambit Biosciences) as treatment for FLT3-ITD mutated AML patients; Nexavar (sorafenib, Bayer); midostaurin (Novartis, pre-registration); ASP-2215 (gilteritinib, Astellas Pharma Inc.); CPI-613 (Rafael Pharmaceuticals); alvocidib (Tolero Pharmaceuticals); BST-236 (Biosight); ELZONRIS® (Stemline Therapeutics). As well as treatment for FLT3 mutated AML patients including, among others: Quizartinib (Daiichi Sankyo); crenolanib (Arog Pharmaceuticals Inc.) and pacritinib (CTI BioPharma Corp). Some of these treatments can be developed for administration to AML patients in combination with BL-8040.

In the field of stem cell mobilization, in addition to the above-referenced Mozobil, there are a number of compounds under development that could potentially compete with BL-8040: Burixafor (TG-0054, TaiGen Biotechnology); Balixafortide (POL6326, Polyphor) and NOX-A12 (Noxxon Pharama).

AGI-134

The field of cancer immunotherapy is rapidly growing, targeting CTLA-4, PD1 or PDL1 via antibody blockade. In recent years, approval has been granted for use of these agents for various oncology- related indications such as melanoma, non-small cell lung cancer, renal cell carcinoma, head and neck, gastric and colorectal cancer, liver cancer and bladder cancer. As noted above, there are currently hundreds of immuno-oncology combination treatments being tested in clinical trials. Many of these combinations could be competitive with AGI-134.

In general, the competitive landscape is comprised of compounds that target tumor specific neoantigens and create adaptive, anti-tumor immune response. Examples of such therapeutic approaches include oncolytic viruses, dendritic cell vaccines, personalized neoantigen-based cancer vaccines, pathogen-associated molecular patterns (PAMPs), damage-associated molecular pattern (DAMPs) and cancer vaccines.

If approved, AGI-134 will compete with approved treatments such as the oncolytic viruses Imlygic® (T-VEC; Amgen) and dendritic cell cancer vaccine Provenge® (sipuleucel-T; Dendreon Corp). In addition, there are several potentially-competitive compounds that are currently under development, including, among others, Pexa-Vec (pexastimogene devacirepvec, SillaJen and Transgene); Reolysin (pelareorep, Adlai Nortye Pharmaceutical Co Ltd and Oncolytics Biotech Inc.); Cavatak (Viralytics); NeoVax (Neon Therapeutics); IVAC Mutanome (BioNTech AG); TLR9 agonists such as lefitolimod (MGN-1703, Mologen Ag), tilsotolimod (IMO-2125, Idera Pharmaceuticals Inc.), SD-101 (Dynavax Technologies Corp) and CMP-001 (Checkmate Pharmaceuticals); ADU-S100 (Aduro BioTech Inc. and Novartis); imprime PGG® (Biothera Pharmaceuticals Inc), dorgenmeltucel-L (NewLink Genetics Corp), MG1MA3 (Turnstone Biologics Inc ) and ruxotemitide (LTX-315, Lytix Biopharma AS). Most of these competitors have ongoing combination trials with the approved checkpoint inhibitors.

BL-5010

BL-5010 will compete with a variety of approved destructive and non-destructive treatments for skin lesions. Both Endwarts® (Meda Health) and Eskata® (Aclaris therapeutics) are medical device-based treatments marketed for removal of warts.

Insurance

We maintain insurance for our offices and laboratory in Israel. This insurance covers approximately $4.8 million of equipment, consumables and lease improvements against risk of fire, lightning, natural perils and burglary (the latter coverage limited to $250,000), and $1.5 million of consequential damages (covering fixed damages and extra expenses). For our clinical activities, we carry life science liability insurance covering general liability with an annual coverage amount of $30.0 million per occurrence and product liability and clinical trials coverage with an annual coverage amount of $30.0 million each claim and in the aggregate. The annual aggregate as well as the maximum indemnity for a single occurrence, claim or circumstances under this insurance is $30.0 million. In addition, we maintain the following insurance: employer’s liability with coverage of approximately $10.0 million for each occurrence and in the aggregate; third-party liability with coverage of approximately $5.0 million for each occurrence and in the aggregate; all risk coverage of approximately $2.0 million for electronic and mechanical equipment; directors’ and officers’ liability with coverage of $20.0 million for each occurrence and in the aggregate; and a global travel insurance policy.

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

NDAs and BLAs

After successful completion of the required clinical testing, an NDA, or in the case of certain biological products a Biological Product Application, or BLA, is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before product marketing may begin in the United States. The NDA/BLA must include the preclinical and clinical testing results and a compilation of detailed information relating to the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. In certain cases, an application for marketing approval may include information regarding the safety and efficacy of a proposed drug that comes from trials not conducted by, or for, the applicant and for which trials the applicant has not obtained a specific right of reference. Such an application, known as a 505(b)(2) NDA, is permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication. Although 505(b)(2) is a type of NDA, it has been used in the United States to obtain approval of follow-on biologics (also termed biosimilars) where limited clinical data is necessary to show that the follow-on is the same as the reference product. However, 505(b)(2) can be used to seek approval for a biologic only until March 23, 2020, and only for follow-on biologics of a class for which a product has already been approved under 505(b)(2). In this way, several natural source products and recombinant proteins have been approved as generic drugs under Section 505(b)(2) of the FDCA. An additional pathway for approval of follow-on biologics is discussed in the section “Generic Competition” below. As interpreted by the FDA, Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product. Under this interpretation, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA’s finding of safety and efficacy of the previously approved product coupled with new clinical data and information needed by the FDA to support the change. NDAs submitted under 505(b)(2) are potentially subject to patent and non-patent exclusivity provisions which can block effective approval of the 505(b)(2) application until the applicable exclusivities have expired, which in the case of patents may be several years. The cost of preparing and submitting an NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor under an NDA approved by the FDA is also subject to annual product and establishment user fees. These fees are typically increased annually. Separate fees are payable for an Abbreviated New Drug Application, or ANDA, and for Biosimilar Biological Product Development, or BPD.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the FDA threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under U.S. federal law, the FDA has agreed to certain performance goals in the review of NDAs. Most such applications for non-priority drug products are to be reviewed within 10 months. The review process may be significantly extended by FDA requests for additional information or clarification or if the applicant submits a major amendment during the review. The FDA may also refer applications to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. This often, but not exclusively, occurs for novel drug products or drug products that present difficult questions of safety or efficacy. The FDA is not bound by the recommendation of an advisory committee.

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

If the FDA’s evaluation of the NDA or BLA submission or manufacturing processes and facilities is not favorable, the FDA may refuse to approve the NDA or BLA and may issue a complete response letter. The complete response letter indicates that the review cycle for an application is complete and that the application is not ready for approval. The complete response letter will describe specific deficiencies and, when possible, will outline recommended actions the applicant might take in order to place the application in condition for approval. Following receipt of a complete response letter, the company may submit additional information and start a new review cycle, withdraw the application or request a hearing. Failure to take any of the above actions may result in the FDA considering the application withdrawn following one year from issuance of the complete response letter. In such cases, the FDA will notify the company and the company will have 30 days to respond and request an extension of time in which to resubmit the application. The FDA may grant reasonable requests for extension. If the company does not respond within 30 days of the FDA’s notification, the application will be considered withdrawn. Even with submission of additional information for a new review cycle, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

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

Section 7002 of the Patient Protection and Affordable Care Act, which is referred to as the Biologics Price Competition and Innovation Act of 2009, or BPCIA, amends Section 351 of the Public Health Service Act to create an abbreviated BLA for “highly similar” biological products; the abbreviated BLA permits a follow-on biological product to be evaluated against only a single reference biological product. To be considered for an abbreviated BLA, the biosimilar must have the same presumed mechanism of action, route of administration, dosage form and potency as the innovator product. It may only be reviewed and approved for indications for which the FDA already has approved the innovator product.

The BPCIA provides the manufacturer of the innovator product with economic protection by granting a period of “exclusivity” during which follow-on products may not be approved. A BLA for approval of a follow-on biological product may not be submitted for four years after the reference product was initially approved. The FDA may not approve a BLA for a follow-on biological product until 12 years after the reference product was first licensed. No additional period of exclusivity will be granted to a previously licensed biologic product when subsequent applications are made for a new indication, route of administration, dosage form, or dosing strength. However, each of the periods of exclusivity may be extended by six months if studies of the innovator biological product in the pediatric population are requested by the U.S. Secretary of Health and Human Services and carried out.

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

European Economic Area

Clinical Trials

The European Medicines Agency, or the Agency, relies on the results of clinical trials carried out by pharmaceutical companies to reach its opinions on the authorization of medicines. Although the authorization of clinical trials occurs at member state level, the Agency plays a key role in ensuring that the standards of good clinical practice (GCP) are applied across the European Economic Area (EEA) in cooperation with the member states. It also manages a database of clinical trials carried out in the EU. Clinical trials are currently regulated under Directive 2001/20/EC. However, in April 2014 a new regulation on clinical trials on medicinal products for human use was adopted. Regulation 536/2014, or the Regulation, entered into force on in June 2014 and is scheduled to become effective in during 2020. The Regulation will apply to interventional clinical trials on medicines once the Regulation is in operation, and to all trials authorized under the previous legislation (Directive (EC) No. 2001/20/EC) and still ongoing three years (the transition period) after the Regulation has come into operation. The Regulation ensures that:

•	the rules for conducting clinical trials are consistent throughout the EU; and

•	transparent information is made publicly available on the authorization, conduct, and results of each clinical trial carried out in the EU.

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

In 2016, the United Kingdom conducted a referendum and voted to leave the European Union, also known as “Brexit.” On March 29, 2017, the British government invoked Article 50 of the Treaty on the European Union and, as a result, the United Kingdom is scheduled to leave the European Union on March 29, 2019. The United Kingdom and European Union are currently in the process of defining their future relationship, and the steps we need to take, if any, in order to conform to the new circumstances will depend on the nature of that relationship.

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

When a member state avails itself of this possibility, it must adopt the necessary measures in order to ensure that the requirements for the labelling and package leaflet, classification of the medicinal product, advertising, pharmacovigilance and supervision and sanctions are complied with. For the specific mechanisms chosen by the member states to implement this provision, the relevant national legislation is referred to. The register of the medicinal products authorized under Article 126a is available at the European Commission website.

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

A. Full Applications. A full application is one that is made under any of the EU procedures described above and “stands alone” in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83/EC, as amended, to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(l) in particular refers to the need to present the results of the applicant’s research on (1) pharmaceutical (physical-chemical, biological or microbiological) tests; (2) preclinical (toxicological and pharmacological) studies; and (3) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC, as amended. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

B. Abridged Applications. Article 10 of Directive 2001/83/EC contains exemptions from the requirement that the applicant provide the results of its own preclinical and clinical research. There are four regulatory routes for an applicant to seek an exemption from providing such results, namely (1) cross-referral to an innovator’s results without consent of the innovator (used for generic medicines or similar biological medicinal products); (2) well-established use according to published literature; (3) fixed combination products; and (4) informed consent to refer to an existing dossier of research results filed by a previous applicant.

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

Approval of Medical Devices

In the EEA there is a consolidated system for the authorization of medical devices. Currently applicable regulations are: Regulation 2017/745 on Medical Devices (amending Directive 2001/83/EC, Regulation 178/2002 and 1223/2009 and repealing Directives 93/42/EEC and Directive 90/385/EEC regarding active implantable medical devices), and Regulation 2017/746 regarding in vitro diagnostic medical devices (repealing Directive 98/79/EC and commission decision 2010/227/EU). The new regulations will apply after a 3-year transitional period (in May 2020) for the regulation of medical devices and a five-year transitional period (May 2022) for the regulation of in-vitro diagnostic medical devices. The EU requires that manufacturers of medical devices obtain the right to affix the CE mark to their products, which shows that the device has a Declaration of Conformity, before selling them in EU member countries. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards, which vary according to the nature of the device. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products and commercially distribute those products throughout the EU without further conformance tests being required in other member states.

Israel

Israel Ministry of the Environment — Toxin Permit

In accordance with the Israeli Dangerous Substances Law - 1993, the Israeli Ministry of the Environment is required to grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until December2021.

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

Israeli Government Programs

Israel Innovation Authority

Research and Development Grants. A number of our therapeutic products have been financed, in part, through funding from the IIA in accordance with Research Law. Through December 31, 2018 we have received approximately $22.0 million in aggregate funding from the IIA and have paid the IIA approximately $6.3 million in royalties under our approved programs. As of December 31, 2018, we have no contingent obligation to the IIA other than for BL-8040. In connection with the in-licensing of BL-8040 from Biokine, and as a condition to IIA consent to the transaction, we agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $3.2 million as of December 31, 2018. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future. Therefore, the likelihood of any payment obligation to the IIA with regard to the Biokine transaction is remote.

Under the Research Law and the terms of the grants, royalties on the revenues derived from sales of products developed with the support of the IIA were payable to the Israeli government, generally at the rate of 3%  although these terms would be different if we were to receive IIA approval to manufacture or to transfer the rights to manufacture our products developed with IIA grants outside of Israel. The obligation to make these payments terminates upon repayment of the amount of the received grants as adjusted for fluctuation in the dollar/shekel exchange rate, plus interest and any additional amounts as described below. However, we could be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest) if we receive approval to manufacture or to transfer the rights to manufacture our products developed with IIA grants outside of Israel, depending on the portion of total manufacturing that was performed outside of Israel, as further described below, and we could be required to pay additional amounts in respect of the technology developed under these projects that was otherwise transferred outside of Israel, as further described below. The amounts received bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that was published on the first business day of each calendar year.

Pursuant to the Research Law and the tracks published by the IIA, recipients of funding from the IIA are prohibited from manufacturing products developed using IIA grants or derived from technology developed with IIA grants outside of Israel and from transferring rights to manufacture such products outside of Israel. However, the IIA could, in special cases, approve the transfer of manufacture or of manufacturing rights of a product developed in an approved program or which resulted therefrom, outside of Israel. If we were to receive approval to manufacture or to transfer the rights to manufacture our products developed with IIA grants outside of Israel, we would be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest), depending on the portion of total manufacturing that was performed outside of Israel. In addition, the royalty rate applicable to us could possibly increase. Such increased royalties constituted the total repayment amount required in connection with the transfer of manufacturing rights of IIA-funded products outside Israel. The tracks published by the IIA do enable companies to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties (but resulting in a lower grant amount); however, the IIA rarely granted such prior approval.

Under the Research Law and the tracks published by the IIA, we are prohibited from transferring or licensing our IIA-financed technologies, technologies derived therefrom and related intellectual property rights and know-how outside of Israel except under limited circumstances and only with the approval of the IIA and generally upon making a payment to the IIA. The required approvals may not be received for any proposed transfer and, if received, we could be required to pay the IIA an amount calculated in accordance with the applicable formula set out in the tracks published by the IIA. The scope of the support received, the royalties that we already paid to the IIA, the amount of time that elapsed between the date on which the technology was transferred and the date on which the applicable project performance period for the IIA grants was completed, and the sale price and the form of transaction are to be taken into account in order to calculate the amount of the payment to the IIA. The repayment amount is subject to a maximum limit calculated in accordance with a formula set forth in guidelines published by the IIA. In addition, any decrease in the percentage of manufacture performed in Israel of any product or technology, as originally declared in the application to the IIA with respect to the product or technology, could require us to notify, or to obtain the approval of, the IIA, and could result in increased royalty payments to the IIA of up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that was performed outside of Israel.

Approval of the transfer or license of technology to residents of Israel is required and could be granted in specific circumstances, only if the recipient agreed to abide by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties.

The State of Israel does not own intellectual property rights in technology developed with IIA funding and there is no restriction on the export of products manufactured using technology and know-how developed with IIA funding. The technology and know-how is, however, subject to transfer of technology and manufacturing rights restrictions as described above.

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

We are a clinical-stage biopharmaceutical development company with a strategic focus on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates − BL-8040, a novel peptide for the treatment of hematological malignancies, solid tumors and stem cell mobilization, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

A. Operating Results

History of Losses

Since our inception in 2003, we have generated significant losses in connection with our research and development. As of December 31, 2018, we had an accumulated deficit of $222.5 million. We may continue to generate losses in connection with the research and development activities relating to our pipeline of therapeutic candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to continue to incur operating losses, which may be substantial over the next several years, and we expect to need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding received from the IIA. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future upfront, milestone, royalty or other payments that we may receive from our existing out-licensing agreements, potential future upfront or milestone payments that we may receive from out-licensing transactions for our other therapeutic candidates, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of December 31, 2018, we held $30.2 million of cash, cash equivalents and short-term bank deposits. In February 2019, we completed a public offering of ADSs and warrants for net proceeds of $14.1 million.

Revenues

Our revenues to date have been generated primarily from milestone payments under current and previously existing out-licensing agreements.

We expect our revenues for the next several years to be derived primarily from payments under collaboration and partnering arrangements, including future royalties on product sales.

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

The following table identifies our current pipeline projects:

Project	Status		Expected Near Term Milestones
BL-8040	1.	Phase 2a study for relapsed or refractory AML completed	1.	Follow-up for overall survival is ongoing; evaluation and decision regarding next clinical development steps

	2.	Phase 2b study in AML consolidation treatment line (BLAST) ongoing	2.	Possible interim results in H2 2019; top-line results expected in 2021

	3.	Phase 2 study in allogeneic stem cell mobilization completed	3.	Follow-up on chronic GvHD by H2 2019

	4.	Phase 2a in pancreatic cancer under Merck collaboration (COMBAT/KEYNOTE-202) ongoing; top-line results from dual combination arm announced in October 2018	4.	Top-line results from triple combination arm expected in H2 2019; overall survival results expected in 2020

	5.	Phase 2b study in pancreatic cancer, in collaboration with MD Anderson Cancer Center, ongoing	5.	Partial results from this study are anticipated in H1 2019; top-line results expected in 2020

	6.	Phase 1b/2 study in AML, in collaboration with Genentech (BATTLE), ongoing	6.	Top-line results expected in 2021

	7.	Phase 1b/2 studies in pancreatic and gastric cancer, under collaboration with Genentech (MORPHEUS) ongoing	7.	Top-line results in 2019

	8.	Phase 3 registration study in autologous stem cell mobilization commenced (GENESIS); partial results from initial dose-confirmation, lead-in part of study announced August 2018	8.	Top-line results from randomized, placebo-controlled main part of study expected in H2 2020

AGI-134	Phase 1/2a study commenced in July 2018		Initial safety results from part 1 of study in H2 2019; initial efficacy results of monotherapy arm from part 2 of study expected by end of 2020
BL-5010	Out-licensed to Perrigo; CE mark approval obtained; commercial launch of first OTC indication in Europe		Launch of improved product during 2019; pursuit of potential out-licensing partner(s) for OTC and non-OTC rights still held by us

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

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of derivative liabilities on account of the warrants issued in direct placements which we conducted in 2013 and 2017 and in a debt financing in 2018. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the private and direct placements related to the warrants, as well as the capital gain from realization of our investment in iPharma, a joint venture our holdings in which we sold in April 2018. Sales-based royalties and other revenue from the license agreement with Perrigo have also been included as part of non-operating income, as the out-licensed product is not an integral part of our strategy and the amounts are not material.

Financial Expense and Income

Financial expense and income consist of interest earned on our cash, cash equivalents and short-term bank deposits; interest expense related to our loan from Kreos Capital; bank fees and other transactional costs. In addition, it may also include gains/losses on foreign exchange hedging transactions, which we carry out from time to time to protect against a portion of our NIS-denominated expenses (primarily compensation) in relation to the dollar.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2018. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

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

Revenue Recognition

We recognize revenues in accordance with International Financial Reporting Standards No. 15, or IFRS 15. IFRS 15, “Revenue from Contracts with Customers,” which was issued in May 2014, amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces International Auditing Standard, or IAS, 18, “Revenue” and IAS 11, “Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, and we have adopted it as of that date.

IFRS 15 introduces a five-step model for recognizing revenue from contracts with customers, as follows:

•	identify the contract with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price to the performance obligations in the contract; and

•	recognize revenue when (or as) the entity satisfies a performance obligation.

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

In connection with a loan transaction entered into with Kreos Capital, we issued a warrant to purchase 957,549 ADSs at an exercise price of $0.94 per ADS. The warrant is exercisable for a period of ten years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrant is not qualified for classification as an equity instrument and has therefore been classified as a non-current financial liability.

In connection with a public offering we completed in February 2019, we issued warrants to purchase 28,000,000 ADSs at an exercise price of $0.75 per ADS. The warrants are exercisable for a period of five years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrant is not qualified for classification as an equity instrument and has therefore been classified as a non-current financial liability.

Recent Accounting Changes and Pronouncements

There were no changes in the accounting policies applied by the Company during 2018, other than adoption of IFRS 15, as discussed above under “Revenue Recognition.”

For information concerning new standards and interpretations not yet adopted, see Note 2q to our consolidated financial statements for the year ended December 31, 2018 included elsewhere in this report.

Results of Operations -- Overview

Revenues

We did not record any revenues for the years ended December 31, 2016, 2017 and 2018.

Cost of revenues

We did not record any cost of revenues for the years ended December 31, 2016, 2017 and 2018.

Research and development expenses

At December 31, 2015, our drug development pipeline consisted of eight therapeutic candidates. During 2016, we added three compounds to our pipeline and discontinued the development of three compounds in our pipeline, so that our drug development pipeline as of December 31, 2016 consisted of eight therapeutic candidates. During 2017, we terminated two therapeutic candidates in our pipeline, and added one therapeutic candidate to the pipeline, so that our drug development pipeline as of December 31, 2017 consisted of seven therapeutic candidates. Subsequent to December 31, 2017, we terminated four therapeutic candidates in our pipeline, so that our drug development pipeline as of the date of this report consists of three therapeutic candidates.

Comparison of the Year Ended December 31, 2018 to the Year Ended December 31, 2017

Research and development expenses

Research and development expenses for the year ended December 31, 2018 were $19.8 million, an increase of $0.3 million, or 1.5%, compared to $19.5 million for the year ended December 31, 2017. The small increase resulted primarily from an increase in share-based compensation.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2018 were $1.4 million, a decrease of $0.3 million, or 19.6%, compared to $1.7 million for the year ended December 31, 2017. The decrease resulted primarily from one-time legal fees related to AGI-134, as well as market research for BL-8040 and AGI-134 incurred in the 2017 period.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2018 were $4.4 million, an increase of $0.4 million, or 9.9% compared to $4.0 million for the year ended December 31, 2017. The increase resulted primarily from an increase in share-based compensation.

Non-operating income (expense), net

We recognized net non-operating income of $2.4 million for the year ended December 31, 2018, compared to net non-operating expenses of $0.3 million for the year ended December 31, 2017. Non-operating income for the year ended December 31, 2018 primarily relate to fair-value adjustments of warrant liabilities on our balance sheet and the capital gain from realization of our investment in iPharma. Non-operating expenses for the year ended December 31, 2017 primarily relate to fair-value adjustments of warrant liabilities on our balance sheet. These fair-value adjustments were highly influenced by our share price at each period end (revaluation date).

Financial income (expense), net

We recognized net financial income of $0.2 million for the year ended December 31, 2018 compared to net financial income of $1.1 million for the year ended December 31, 2017. Net financial income for the year ended December 31, 2018 primarily relates to investment income earned on our bank deposits, offset by interest paid on loans. Net financial income for the year ended December 31, 2017 relates primarily to gains recorded on foreign currency hedging transactions and investment income earned on our bank deposits.

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

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	2017				2018
	(in thousands of U.S. dollars)
Consolidated Statements of Operations
Revenues	–	–	–	–	–	–	–	–
Cost of revenues	–	–	–	–	–	–	–	–
Research and development expenses	(3,590)	(4,062)	(5,654)	(6,204)	(5,070)	(4,484)	(5,027)	(5,227)
Sales and marketing expenses	(681)	(288)	(249)	(475)	(484)	(360)	(293)	(225)
General and administrative expenses	(1,030)	(844)	(1,154)	(1,009)	(1,075)	(883)	(892)	(1,585)
Operating loss	(5,301)	(5,194)	(7,057)	(7,688)	(6,629)	(5,727)	(6,212)	(7,037)
Non-operating income (expenses), net	(5)	(4)	(333)	82	462	663	(255)	1,527
Financial income	457	304	153	255	175	287	154	103
Financial expenses	(6)	(3)	(6)	(6)	(206)	(11)	(11)	(245)
Net loss	(4,855)	(4,897)	(7,243)	(7,357)	(6,198	(4,788)	(6,324)	(5,652)

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

B. Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities, payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding from the IIA. At December 31, 2018, we held $30.2 million in cash, cash equivalents and short-term bank deposits. In February 2019, we completed a public offering of ADSs and warrants for net proceeds of $14.1 million. We have invested substantially all of our available cash funds in short-term bank deposits.

Pursuant to the ATM program we executed with BTIG in October 2017, we may, in our discretion and from time to time, offer and sell through BTIG, acting as sales agent, our ADSs having an aggregate offering price of up to $30 million. From the effective date of the agreement through December 31, 2018, we sold 5,439,203 of our ADSs under the program for total gross proceeds of approximately $5.1 million, leaving an available balance under the facility of approximately $24.9 million.

Net cash used in operating activities for the year ended December 31, 2018 was $24.2 million, compared to $20.5 million for the year ended December 31, 2017 and $14.5 million for the year ended December 31, 2016. The $3.7 million increase in 2018 was the result of a decrease in accounts payable and an increase in prepaid expenses and other receivables. The $6.0 million increase in 2017 was primarily the result of increased research and development expenses.

Net cash provided by investing activities for the year ended December 31, 2018 was $9.6 million, compared to net cash used in investing activities of $15.9 million for the year ended December 31, 2017 and net cash provided by investing activities of $9.3 million for the year ended December 31, 2016. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits during the respective periods, as well as the acquisition of Agalimmune in 2017, the acquisition of an additional 20% of the BL-8040 sublicense receipts in 2018, and the realization of our investment in iPharma during 2018 as well.

Net cash provided by financing activities for the year ended December 31, 2018 was $13.1 million, compared to $38.7 million for the year ended December 31, 2017 and $2.1 million for the year ended December 31, 2016. The cash flows in 2018 primarily reflect the net proceeds of the loan from Kreos Capital, as well as net proceeds from the ATM program. The cash flows in 2017 primarily reflect the underwritten public offering of our ADSs in March 2017 and the direct placement of ADSs and warrants to BVF Partners in July 2017. The cash flows in 2016 primarily reflect the funding under a share purchase agreement with Lincoln Park Capital Fund, LLC.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our projected cash requirements into 2021, we will require significant additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	interest and principal payments on the loan from Kreos Capital;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates; and

•	payments to the IIA.

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

C. Research and Development, Patents and Licenses

For our research and development policies, see “Item 4 — Information on the Company — Business Overview — Our Strategy.” For information regarding patents, see Item 4 — Information on the Company — Intellectual Property.” For information regarding licenses, see “Item 4 — Information on the Company — Collaboration and Out-Licensing Arrangements” and Item 4 — Information on the Company — In-Licensing Agreements.”

D. Trend Information

We are a biopharmaceutical company that focuses on the development of our therapeutic candidates. It is not possible for us to predict with any degree of accuracy the outcome of our research and development or commercialization efforts with regard to any of our therapeutic candidates. Our research and development expenditure is our primary expenditure, although we may incur substantial expenditure should we acquire any new therapeutic candidates. Increases or decreases in research and development expenditure are primarily attributable to the level and results of our preclinical and clinical trial activities and the amount of expenditure on those trials.

E. Off-Balance Sheet Arrangements

Since our inception, we have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

F. Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2018:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)

Car leasing obligations	372	214	158	–	–
Premises leasing obligations	517	340	177	–	–
Purchase commitments	13,303	6,369	6,922	12	–
Total	14,192	6,923	7,257	12	–

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Executive Officers and Directors

The following table sets forth information for our executive officers and directors as of March 25, 2019. Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., 2 HaMa’ayan Street, Modi’in 7177871, Israel.

Name	Age	Position(s)

Philip A. Serlin, CPA, MBA	58	Chief Executive Officer

Mali Zeevi, CPA	43	Chief Financial Officer

Hillit Mannor Shachar, M.D., MBA, M.S.F.S.(1)	48	Vice President Business Development

Ella Sorani, Ph.D.	51	Vice President Research and Development

Abi Vainstein-Haras, M.D.	44	Vice President Clinical Development

Aharon Schwartz, Ph.D.	76	Chairman of the Board

Michael J. Anghel, Ph.D.	79	Director

Nurit Benjamini, MBA	52	External Director

B.J. Bormann, Ph.D.	60	Director

Raphael Hofstein, Ph.D.	69	Director

Avraham Molcho, M.D.	61	External Director

Sandra Panem, Ph.D.	72	Director

(1)
As of April 3, 2019, Dr. Shachar will be departing the Company. Philip Serlin, our Chief Executive Officer, will manage our business development efforts on an interim basis. As of the date of this report, we are meeting with potential candidates in order to fill the position.

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

Ella Sorani, Ph.D., has served as our Vice President Research and Development since February 2017. Before joining BioLineRx, from 2000 through 2016, Dr. Sorani served in a number of management positions in the global R&D division at Teva Pharmaceutical Industries Ltd. In her most recent position as Senior Director and Global Project Leader, Dr. Sorani led the development of one of Teva’s leading innovative late stage compounds. Dr. Sorani holds a B.Sc. in chemistry and an M.Sc. and Ph.D. in pharmacology, all from Tel Aviv University.

Abi Vainstein-Haras, M.D., has served as our Vice President Clinical Development since January 2017. From June 2014 to January 2017, Dr. Vainstein-Haras served as our Senior Medical Director responsible for the clinical development of all our clinical phase projects. Prior to joining the Company, from 2012 to 2014, she served as the Director and Clinical Program Leader for COPAXONE® at Teva, and from 2007 to 2012, she served in several medical positions in Innovative R&D at Teva. Dr. Vainstein-Haras holds an M.D. from the University of Buenos Aires and is licensed to practice medicine in Israel.

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

Michael J. Anghel, Ph.D., has served on our Board of Directors since 2010 and on our Investment Monitoring Committee since 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (NYSE:CEL), the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE:DSCT). Over the years Dr. Anghel has been involved in founding and managing various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions, many of them publicly traded in the U.S. and Israel. During the past fiscal year, he completed his tenure as director for 12 years on the board of Partner Communications Company, Ltd. (Nasdaq:PTNR, TASE:PTNR), and a tenure of 9 years as a director on the board of the Strauss Group Ltd. (TASE:STRS). Dr. Anghel currently continues to serve as a director of Orbotech Ltd. (Nasdaq:ORBK), and of LUMUS-Optical Ltd. Prior to launching his business career, Dr. Anghel served as a full-time member of the faculty of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an MBA and Ph.D. (Finance) from Columbia University, New York.

Nurit Benjamini, MBA, has served as an external director on our Board of Directors and as the chairperson of our Audit Committee of our Board of Directors since 2010. In addition, Ms. Benjamini has served on our Investment Monitoring Committee since 2010 and on our Compensation Committee since 2012. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that creates fresh mobile content for everyone. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com Ltd. (Nasdaq:WIX); from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd. (now Sigma Designs Israel Ltd., a subsidiary of Sigma Designs Inc. (Nasdaq:SIGM)); and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Prior to that, from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly Nasdaq: ALDN, TASE:ALDN). Ms. Benjamini serves on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (Nasdaq:ALLT, TASE:ALLT), RedHill Biopharma Ltd. (Nasdaq:RDHL, TASE:RDHL) and Gamida Cell Ltd. (Nasdaq:GMDA). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

BJ Bormann, Ph.D., has served on our Board of Directors since August 2013. Dr. Bormann currently serves as the Vice President of Translational Science and Network Alliances at The Jackson Laboratory, a non-profit organization focused on the genetic basis of disease. Dr. Bormann was previously the Chief Executive Officer of Supportive Therapeutics, LLC, a Boston based company that is developing two molecules for use in the supportive care of oncology patients. In the past several years Dr. Bormann has held executive positions in several biotechnology companies including NanoMedical Systems (Austin, Texas), Harbour Antibodies (Rotterdam, The Netherlands) and Pivot Pharmaceuticals (PVTF: OTC listed). Prior to these engagements, Dr. Bormann was Senior Vice President responsible for world-wide alliances, licensing and business development at Boehringer Ingelheim Pharmaceuticals, Inc. from 2007 to 2013. From 1996 to 2007, she served in a number of positions at Pfizer, Inc., the last one being Vice President of Pfizer Global Research and Development and world-wide Head of Strategic Alliances. Dr. Bormann serves on the board of directors of various companies, including Xeris Pharmaceuticals (NASDAQ:XERS). Dr. Bormann received her Ph.D. in biomedical science from the University of Connecticut Health Center and her B.Sc. from Fairfield University in biology. Dr. Bormann completed postdoctoral training at Yale Medical School in the department of pathology.

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

Avraham Molcho, M.D., has served as an external director on our Board of Directors and on our Audit Committee since 2010. In addition, Dr. Molcho has served on our Compensation Committee since 2012. Dr. Molcho is the founder of Biolojic Design Ltd., a technology platform that encourages human antibody discoveries, and is a venture partner at Forbion Capital Partners, a Dutch life sciences venture capital firm. In 2012, he became the co-founder, Chief Executive Officer and director of Ayana Pharma Ltd. (formerly DoxoCure), a privately-held company engaged in the manufacturing of liposome-based therapeutics. From 2006 through 2008, Dr. Molcho served as the Chief Executive Officer and Chairman of Neovasc Medical, a privately-held Israeli medical device company. From 2001 through 2006, Dr. Molcho was a managing director and the head of life sciences of Giza Venture Capital and, in that capacity, was involved in the founding of our company. He was also the Deputy Director General of Abarbanel Mental Health Center, the largest acute psychiatric hospital in Israel, from 1999 to 2001. Dr. Molcho holds an M.D. from Tel-Aviv University School of Medicine and an MBA from Tel-Aviv University Recanati Business School.

Sandra Panem, Ph.D., has served on our Board of Directors since February 2014. She is currently a managing partner at Cross Atlantic Partners, which she joined in 2000. She is also co-founder and President of NeuroNetworks Fund, a not-for-profit venture capital fund focusing on epilepsy, schizophrenia and autism. From 1994 to 1999, Dr. Panem was President of Vector Fund Management, the then asset management affiliate of Vector Securities International. Prior thereto, Dr. Panem served as Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in public and private biotechnology companies. Previously, she was Vice President at Salomon Brothers Venture Capital, a fund focused on early and later-stage life sciences and technology investments. Dr. Panem was also a Science and Public Policy Fellow in economic studies at the Brookings Institution, and an Assistant Professor of Pathology at the University of Chicago. Dr. Panem currently serves on the board of directors of Acorda Therapeutics, Inc. (Nasdaq:ACOR). Previously, Dr. Panem served on numerous boards of public and private companies, including Martek Biosciences (Nasdaq:MATK), IBAH Pharmaceuticals (Nasdaq:IBAH), Confluent Surgical, Molecular Informatics and Labcyte, Inc. She received a B.S. in biochemistry and a Ph.D. in microbiology from the University of Chicago.

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

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2018. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits
	(in thousands of U.S. dollars)
All directors and senior management as a group, consisting of 13 persons	1,470	1,479

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly-paid executive officers during the year ended December 31, 2018.

Name and Position	Salary	Social Benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in thousands of U.S. dollars)
Philip A. Serlin Chief Executive Officer	254	69	119	381	23	846
Mali Zeevi Chief Financial Officer	150	38	59	187	16	450
Hillit Mannor Shachar Vice President Business Development	125	34	0	85	13	257
Abi Vainstein-Haras Vice President Clinical Development	167	53	40	217	18	495
Ella Sorani Vice President Research and Development	174	50	44	158	19	445

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2018.

(3)	“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

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

Under the Companies Law, we are not required to have a majority of independent directors. We are required to appoint at least two external directors, unless we qualify as an Eligible Company (as defined below) and opt to follow an exemption provided under the Relief Regulations (as defined below). See “— External Directors.”

According to our Articles of Association, our Board of Directors must consist of at least five and not more than 10 directors, including external directors. Currently, our Board of Directors consists of seven directors, including two external directors as required by the Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law (unless the company is an Eligible Company and opted to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees) as detailed below, our directors are elected at a general or special meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors, other than external directors, to fill vacancies on the Board of Directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, under certain conditions, to two additional terms, although the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be further extended under certain conditions. External directors may be removed from office only pursuant to the terms of the Companies Law. Our last annual meeting of shareholders was held in July 2017. For additional information concerning external directors, see “— External Directors.”

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

After an initial term of three years, external directors may be re-elected to serve in that capacity for up to two additional terms of three years provided that either (a) the board of directors has recommended such re-election and such re-election is approved by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of external directors, (b) (1) the re-election has been recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved by a majority of non-controlling, disinterested shareholders who hold among them at least 2% of the company’s voting rights; and (2) the external director who has been nominated in such fashion by the shareholders is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder, or (c) the external director has proposed himself for reappointment and the reappointment was approved by the majority described in (b)(1) above. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, or ISA, may determine that certain matters will not constitute a business relationship or competition with the company. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended beyond the initial three terms permitted under the Companies Law indefinitely in increments of additional three-year terms, provided in each case that the following conditions are met: (a) the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company; (b) the re-election is approved by the shareholders by a special majority required for the re-election of external directors; and (c) the term of office of the external director, and the considerations of the audit committee and the board of directors in deciding to recommend re-election of the external director for such additional term of office, are presented to the shareholders prior to the vote on re-election. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for appointment or violating the duty of loyalty to the company. If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director (unless the company is an Eligible Company and opted to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees). Under the Companies Law external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Companies Law.

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

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. Our Board of Directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financial statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in the company’s financial statements, among others. Furthermore, our Board of Directors is also required to take into consideration a director’s education, experience and knowledge in any of the following: (1) accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company, (2) the functions of the external auditor and the obligations imposed on such auditor, and (3) preparation of financial reports and their approval in accordance with the Companies Law and the Israeli Securities Law, 5728-1968, or the Israeli Securities Law. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration; (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an external director; or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (1) a senior business management position in a corporation with a substantial scope of business; (2) a senior position in the company’s primary field of business; or (3) a senior position in public administration. Our Board of Directors has determined that Ms. Nurit Benjamini possesses “accounting and financial” expertise, and that both of our external directors possess the requisite professional qualifications.

In addition, the Companies Regulations (Relief for Companies the Shares of which are Registered for Trading Outside of Israel) – 2000, or the Relief Regulations, provides an exemption for companies the shares of which are listed for trading on specified exchanges outside of Israel, including Nasdaq, provided that: (i) such company does not have a controlling shareholder; and (ii) the company complies with the requirements of the foreign securities laws and stock exchange regulations applicable to companies which are incorporated under the laws of such foreign countries with regard to appointing independent directors and composition of the audit and compensation committees, or collectively, Eligible Companies. Any Eligible Company which opts to comply with the applicable foreign securities laws and stock exchange regulations shall be exempt from the following rules under the Companies Law: (i) the requirement to have at least two external directors appointed to serve in a public company; (ii) that at least one of the external directors is required to have financial and accounting expertise and the rest are required to have professional expertise; (iii) that the external directors shall be appointed by the general meeting and subject to certain voting thresholds; (iv) that if all of the board members who are not controlling shareholders are of one gender, the appointed external director shall be of the other gender; and (v) that all of the board committees which are empowered and authorized to exercise any of the board’s authorities must consist of at least one external director. The exemption from these rules under the Relief Regulations requires that the board be composed of both male and female directors.

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

The audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as either an external director or as a director who meets the following criteria:

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

The members of our Audit Committee are Ms. Nurit Benjamini (Chairperson), Dr. Avraham Molcho and Dr. Raphael Hofstein. Pursuant to Nasdaq Rules, our Board of Directors may appoint one director to our Audit Committee who (1) is not an Independent Director as defined in Nasdaq Marketplace Rule 5605(a)(2), (2) meets the criteria set forth in Section 10A(m)(3) under the Exchange Act, and (3) is not one of our current officers or employees or “family member,” as defined in Nasdaq Marketplace Rule 5605(a)(2), of an officer or employee, if our Board of Directors, under exceptional and limited circumstances, determines that the appointment is in our best interests and the best interest of our shareholders, and our Board of Directors discloses, in our next annual report subsequent to the determination, the nature of the relationship and the reasons for that determination.

Our Board of Directors has determined that Ms Nurit Benjamini (Chairperson) qualifies as an audit committee financial expert as defined by rules of the SEC.

In November 2012, our Board of Directors adopted an audit committee charter that added to the responsibilities of our Audit Committee under the Companies Law, setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Rules, including the following:

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

Pursuant to the Relief Regulations, companies the shares of which are listed for trading on specified exchanges outside of Israel, including Nasdaq, and which qualify as Eligible Companies, are exempt from the following rules regarding the audit committee under the Companies Law: (i) the committee shall be comprised of at least three members, who shall include all of the external directors, and the majority of the members shall be independent; (ii) certain persons may not be members of the audit committee; (iii) the controlling shareholder or his relatives shall not be members of the audit committee; (iv) the chairman of the audit committee shall be an external director; (v) a person who is prohibited from being a member of the audit committee shall not be present at the committee’s meetings; (vi) if the committee also serves as a financial reports committee, the rules applicable to the financial reports committee shall apply; and (vii) the legal quorum shall be the majority of the committee members, provided that the majority of directors present are independent, at least one of whom is an external director.

Compensation Committee

Pursuant to the Companies Law, the board of directors of an Israeli publicly-traded company is required to appoint a compensation committee comprised of at least three members, including all of the external directors of a company, and one of the external directors must serve as chairman of the committee. Such compensation committee may not include:

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

Pursuant to the Relief Regulations, companies the shares of which are listed for trading on specified exchanges outside of Israel, including Nasdaq and qualify as Eligible Companies are exempt from the following rules regarding the compensation committee under the Companies Law: (i) the board of a public company is required to appoint a compensation committee; and (ii) the compensation committee shall be comprised of at least three members, all of the external directors shall be members and shall constitute the majority of its members and the rest of the members shall be members whose terms of service are as required under the Companies Law.

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

•	to make recommendations to the board of directors as to any updates to the compensation policy which may be required;

•	to review the implementation of the compensation policy by the company;

•	to approve transactions relating to terms of office and employment of certain company office holders, that require the approval of the compensation committee pursuant to the Companies Law; and

•	to exempt, under certain circumstances, a transaction relating to terms of office and employment from the requirement of approval of the shareholders meeting.

 In November 2012, in order to comply with certain requirements of the Companies Law, which had been enacted shortly prior to that, our Board of Directors established a Compensation Committee, comprised of Ms. Nurit Benjamini and Dr. Avraham Molcho, our two external directors, and Dr. Raphael Hofstein. Ms. Nurit Benjamini serves as the Chairperson of our Compensation Committee.

Under the Companies Law, a board of directors of an Israeli publicly-traded company, following the recommendation of the compensation committee, is required to establish a compensation policy, to be approved by the shareholders of the company, and pursuant to which the terms of office and compensation of the company’s officer holders will be decided.

A company’s compensation policy shall be determined based on, and take into account, certain parameters set forth in Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20.

The board of directors of a publicly traded company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation policy is subject to the approval of the shareholders of the company, and such approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which one of the following must be met:

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

Nominating Committee

Our Board of Directors does not currently have a nominating committee, having availed BioLineRx of the exemption available to foreign private issuers under the Nasdaq Rules. See “Item 16G. Corporate Governance.”

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

Under the Companies Law, a transaction with an office holder in a public company regarding his or her terms of office and employment should be determined in accordance with the company’s compensation policy. Nonetheless, provisions were established that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy. Accordingly, the approval requirements for the compensation and/or terms of office of a specific office holder may require the approval of each of the compensation committee, board of directors and the shareholders, in that order. As such, under the following approvals are required for the following transactions:

A transaction with an office holder in a public company that is neither a director nor the chief executive officer regarding his or her terms of office and employment requires approval by the (i) compensation committee; and (ii) the board of directors. Approval of terms of office and employment for such officers which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the following special majority requirements, or the Special Majority Requirements, as set forth in the Companies Law, pursuant to which the shareholder approval must either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than 2% of the voting rights in the company.

A transaction with the chief executive officer in a public company regarding his or her terms of office and employment requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company by the Special Majority Requirements. Approval of terms of office and employment for the chief executive officer which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above.

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

A transaction with a director in a public company regarding his or her terms of office and employment requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above. In addition, pursuant to a relief provided under the Companies Regulations (Relief in Interested Party Transactions), 2000, the compensation committee may exempt the transaction regarding terms of office and employment with a director, if the compensation committee and board of directors determined that such terms of office are only for the benefit of the company, or if the compensation terms of the director do not exceed the maximum compensation paid to external directors pursuant to the applicable regulations.

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

Under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, require the approval of the audit committee, the board of directors and the shareholders, in that order. Extraordinary transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the compensation committee, the board of directors and the shareholders, in that order. In addition, the approval of such extraordinary transactions by the shareholders require at least a majority of the shares voted by the shareholders of the company participating and voting in a shareholders’ meeting, provided that one of the following requirements is fulfilled:

•
at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

If such extraordinary transaction concerns the terms of office and employment of such controlling shareholder, in his capacity as an office holder or an employee of the company, such terms of office and employment approved by the compensation committee and board of directors shall be in accordance with the compensation policy of the company. Nonetheless, the compensation committee and the board of directors may approve terms of office and compensation of a controlling shareholder which do not comply with the company’s compensation policy, provided that the compensation committee and, thereafter, the board of directors approve such terms, based on, among other things, the considerations listed under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, as those are described above. Following such approval by the compensation committee and board of directors, shareholder approval would be required.

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

For significant ways in which our corporate governance practices differ from those required by the Nasdaq Rules, see “Item 16G. Corporate Governance.”

D. Employees

As of December 31, 2018, we had 48 employees, all of whom are employed in Israel. Of our employees, 17 hold M.D. or Ph.D. degrees.

	December 31,
	2016	2017	2018

Management and administration	11	11	10
Research and development	28	36	34
Sales and marketing	4	4	4
Total	43	51	48

While none of our employees are party to any collective bargaining agreements, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) which are applicable to our employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israel Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and work week, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 25, 2019 of each of our directors and executive officers individually and as a group.

	Number of
	Ordinary Shares
	Beneficially	Percent of
	Held	Class

Directors

Aharon Schwartz(1)	113,337	*
Michael J. Anghel(2)	113,337	*
Nurit Benjamini(3)	93,337	*
B.J. Bormann(4)	113,337	*
Raphael Hofstein(5)	113,337	*
Avraham Molcho(6)	93,337	*
Sandra Panem(7)	110,837	*

Executive officers

Philip A. Serlin(8)	843,225	1.0%
Mali Zeevi(9)	383,973	*
Hillit Mannor Shachar(10)	112,000	*
Ella Sorani(11)	217,985	*
Abi Vainstein-Haras(12)	341,293	*

All directors and executive officers as a group (12 persons)(13)	2,649,335	1.8%

*	Less than 1.0%.

(1)
Includes 113,337 ordinary shares issuable upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 11,663 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 25, 2019.

(2)
Includes 113,337 ordinary shares issuable upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 11,663 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 25, 2019.

(3)
Includes 93,337 ordinary shares issuable upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 11,663 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 25, 2019.

(4)
Includes 113,337 ordinary shares issuable upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 11,663 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 25, 2019.

(5)
Includes 113,337 ordinary shares issuable upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 11,663 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 25, 2019.

(6)
Includes 93,337 ordinary shares issuable upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 11,663 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 25, 2019.

(7)
Includes 110,837 ordinary shares issuable upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 11,663 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 25, 2019.

(8)
Includes 843,225 issued ordinary shares upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 1,183,522 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 25, 2019.

(9)
Includes 383,973 ordinary shares issuable upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 462,246 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 25, 2019.

(10)
Includes 112,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 368,000 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 25, 2019.

(11)
Includes 217,985 ordinary shares issuable upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 404,815 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 25, 2019.

(12)
Includes 341,293 ordinary shares issuable upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 496,707 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 25, 2019.

(13)
Includes 2,649,335 ordinary shares issuable upon exercise of outstanding options within 60 days of March 25, 2019. Does not include 2,996,931 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 25, 2019.

Equity Compensation Plan

2003 Share Incentive Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Incentive Plan, or the Plan. The Plan provides for the granting of options, ordinary shares, restricted stock units and performance stock units to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for equity grants to be made at the determination of our Board of Directors in accordance with applicable law. As of March 25, 2019, there were 10.9 million ordinary shares issuable upon the exercise of outstanding equity grants under the Plan.

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

From time to time, our Board of Directors has approved an increase in the number of shares reserved for the purpose of equity grants pursuant to the Plan. As of March 25, 2019, the number of shares so reserved was 1.8 million.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 25, 2019 by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge. The beneficial ownership of ordinary shares is based on the 144,556,119 ordinary shares outstanding as of March 25, 2019 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 25, 2019, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights.

	Number of Ordinary Shares Beneficially Held	Percent of Class

BVF Partners L.P. (1)	31,942,477	21.2
Senvest Management, LLC (2)	7,538,845	5.1

(1)
Based upon information provided by the shareholder, or the BVF Group, in its Schedule 13D filed with the SEC on March 1, 2019. BVF Partners L.P., or Partners, as the general partner of Biotechnology Value Fund, L.P., or BVF, and Biotechnology Value Fund II, L.P., or BVF2, the sole member of BVF Partners OS Ltd., or Partners OS, and the investment manager of Biotechnology Value Trading Fund OS LP, or Trading Fund OS, and certain Partners-managed accounts, or the Partners Managed Accounts, may be deemed to beneficially own the 31,942,477 ordinary shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS and the Partners Managed Accounts. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 31,942,477 ordinary shares beneficially owned by Partners. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 31,942,477ordinary shares beneficially owned by BVF Inc. In addition to ADSs, the BVF Group is the beneficial owner of Series A warrants and Series B warrants issued by us in July 2017. All the warrants held by the BVF Group are subject to a blocker provision that precludes the holders from exercising the warrants to the extent that the holder and its affiliates would beneficially own in excess of 24.99% of our ordinary shares outstanding immediately after giving effect to such exercise. As of the close of business on March 1, 2019, the blocker provision does not limit the exercise of the warrants by the BVF Group. The address of the principal business office of BVF Partners L.P. is 1 Sansome Street, 30th Floor, San Francisco, California 94104.

(2)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 8, 2019. Includes 2,725,000 ADSs issuable upon exercise of warrants issued by us in February 2019. The securities indicated above are held in the accounts of Senvest Master Fund, LP, Senvest Technology Partners Master Fund, LP and Senvest Global (KY), LP or collectively, the Investment Vehicles. Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of the Investment Vehicles. Richard Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by either Senvest Management, LLC or Mr. Mashaal as to beneficial ownership of the securities indicated above. The address of the principal business office of Senvest Management, LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs trade on Nasdaq under the symbol “BLRX.” Our ordinary shares trade on the TASE under the symbol “BLRX.”

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than with respect to the special approval requirements for the election of external directors (unless we qualify as an Eligible Company and opt to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the Audit and Compensation Committees) described under “Item 6. Directors, Senior Management and Employees — Board Practices — External Directors.”

Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law (unless we qualify as an Eligible Company and opt to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the Audit and Compensation Committees), our directors are elected at a general or special meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors (other than external directors) to fill vacancies on the Board of Directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. Unless we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the Audit and Compensation Committees, external directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Item 6. Directors, Senior Management and Employees — Board Practices — External Directors.”

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

Under the Companies Law, the board of directors of an Israeli publicly traded company is required to establish a compensation policy, to be approved by the shareholders of the company, pursuant to which the terms of office and compensation of the company’s officer holders will be decided (unless the company qualifies as an Eligible Company and opts to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees). The final adoption of such compensation policy is subject to the approval of the shareholders, which approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which one of the following must be met:

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

In July 2018, the collaboration agreement with MSD was amended in light of the parties’ agreement to expand the study under the collaboration to include a triple combination arm investigating the safety, tolerability and efficacy of BL-8040, KEYTRUDA and chemotherapy. See “Item 4 — Information on the Company — Business Overview — Therapeutic Candidates — BL-8040.” Upon completion of the study, or at any earlier point, both parties have the option to expand the collaboration to include a pivotal registration study.

Combination Study Agreement with Genentech

In September 2016, we entered into a collaboration with Genentech to support several Phase 1b studies investigating BL-8040 in combination with TECENTRIQ® (atezolizumab), Genentech’s anti-PDL1 cancer immunotherapy, in multiple cancer indications. Under the collaboration agreement, Genentech is sponsoring and conducting trials in pancreatic and gastric cancer. In addition, we are sponsoring and conducting a study in AML patients. These Phase 1b studies are evaluating the clinical response, safety and tolerability of the combination of these therapies, as well as multiple pharmacodynamic parameters, in hematologic malignancies and solid tumors.

Upon completion of the studies, both parties have the option to expand the collaboration to include a pivotal registration study.

Loan Agreement with Kreos Capital

In October 2018, we entered into a loan agreement with Kreos Capital. The purpose of the loan was to finance the $10 million payment made by the Company to Biokine as part of the consideration for amending the license agreement for BL-8040. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements — BL-8040.” The loan has a 12-month, interest-only period followed by a 36-month repayment period. Borrowings under the loan will bear interest at a fixed rate of 9.5% per annum. As security for the loan, Kreos Capital received a first-priority, secured interest in all Company assets, including intellectual property. In connection with providing the loan, Kreos Capital received a warrant to purchase 957,549 ADSs at an exercise price of $0.94 per ADS. The warrant is exercisable for a period of ten years from the date of issuance.

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

Excess Tax. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter on annual income exceeding a certain threshold (NIS 641,800 for 2018 and thereafter, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

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

Taxation of U.S. Investors

The discussions under “— Distributions,” and under “— Sale, Exchange or Other Disposition of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC for the taxable year ending December 31, 2019, and it is possible that we will be a PFIC for the taxable year ending December 31, 2019 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

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

We believe that we were a PFIC for U.S. federal income tax purposes for taxable years ended prior to December 31, 2009 and for taxable years ended December 31, 2011, 2012 and 2014 through 2018. We were not a PFIC for taxable years ended 2009, 2010 and 2013, and we have not determined whether we will be a PFIC for the taxable year ending December 31, 2018. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for taxable year ending December 31, 2019 or in any subsequent year. Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. As a foreign private issuer, all documents which were filed after September 24, 2010 on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov.

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

In addition, since our ordinary shares are traded on the TASE, we also file periodic and immediate reports with, and furnish information to, the TASE and the ISA, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968 and the regulations enacted pursuant thereof, as applicable to a public company which also trades on Nasdaq. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

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

Foreign Currency Exchange Risk

Our reporting and functional currency is the dollar. However, we pay a significant portion of our expenses in NIS and in euro, and we expect this to continue. If the dollar weakens against the NIS or the euro in the future, there may be a negative impact on our results of operations. The revenues from our current out-licensing and co-development arrangements are payable in dollars and euros. Although we expect our revenues from future licensing arrangements to be denominated primarily in dollars, we are exposed to the currency fluctuation risks relating to the recording of our revenues in currencies other than dollars. For example, if the euro strengthens against the dollar, our reported revenues in dollars may be lower than anticipated. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Set forth below is a summary of some of the material terms of the deposit agreement among BioLineRx, The Bank of New York Mellon as depositary, or the Depositary, and the owners and holders from time to time of our ADSs.

Description of the ADSs

Each of our ADSs represents one of our ordinary shares deposited with the principal Tel Aviv office of either Bank Hapoalim B.M. or Bank Leumi Le-Israel, as Custodian for the Depositary. Our ADSs trade on Nasdaq.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

(d)          Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2017	2018
Services Rendered	(in thousands of U.S. dollars)

Audit Fees(1)	$110	$110
Audit-Related Fees(2)	33	-
Tax Fees(3)	27	14
All Other Fees	-	-
Total	$170	$126

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related services relate to reports to the IIA and work regarding a public listing or offering.
(3)	Tax fees relate to tax compliance, planning and advice.

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

ITEM 16G. CORPORATE GOVERNANCE

Nasdaq Listing Rules and Home Country Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. In complying with the Nasdaq Rules, we have elected to follow certain corporate governance practices permitted under the Companies Law and the rules of the TASE in lieu of compliance with certain corporate governance requirements otherwise required by the Nasdaq Rules.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Rules, we follow the provisions of the Companies Law, rather than the Nasdaq Rules, with respect to the following requirements:

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

•
Quorum. While the Nasdaq Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

•
Independent Directors. Our Board of Directors includes two external directors in accordance with the provisions contained in Sections 239-249 of the Companies Law and Rule 10A-3 of the general rules and regulations promulgated under the Securities Act, rather than a majority of external directors. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as a foreign private issuer we are not exempt from the SEC independence requirement), and we must also ensure that a majority of the members of our Audit Committee are unaffiliated directors as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Rules otherwise require. If we qualify as an Eligible Company and opt to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees, we will be required at all times to comply with the U.S. rules and regulations governing the appointment of independent directors and composition of the audit and compensation committees applicable to U.S. domestic issuers instead of complying with the Companies Law provisions relating to external directors and composition of the audit and compensation committees.

•
Audit Committee. Our Audit Committee complies with all of the requirements under Israeli law, and is composed of two external directors, which are all of our external directors, and only one other director, who cannot be the chairman of our Board of Directors. Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the Audit Committee. If we qualify as an Eligible Company and opt to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees, we will be required at all times to comply with the U.S. rules and regulations governing the appointment of independent directors and composition of the Audit Committee applicable to U.S. domestic issuers instead of complying with the Companies Law provisions relating to external directors and composition of the Audit Committee.

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

•
Compensation Committee and Compensation of Officers. Israeli law, and our Articles of Association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under Nasdaq’s listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our Compensation Committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law, and is comprised of all of our external directors (who must comprise the majority of the members of the Compensation Committee), and at least one additional director who is entitled to the same compensation payable to our external directors, and who is not the chairman of our Board of Directors or otherwise employed by or a provider of services to, the Company. If we qualify as an Eligible Company and opt to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees, we will be required at all times to comply with the U.S. rules and regulations governing the appointment of independent directors and composition of the compensation committee applicable to U.S. domestic issuers instead of complying with the Companies Law provisions relating to external directors and composition of the compensation committee. Additionally, we comply with the requirements set forth under the Companies Law, pursuant to which transactions with office holders regarding their terms of office and employment, and a transaction with a controlling shareholder in a company regarding his or her employment and/or his or her terms of office with the company, may require the approval of the compensation committee, the board of directors and under certain circumstances the shareholders, either in accordance with our previously approved compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. See “Item 6. Directors, Senior Management and Employees — Board Practices — Compensation Committee” for information regarding the Compensation Committee, and “Item 6. Directors, Senior Management and Employees — Approval of Related Party Transactions under Israeli Law” for information regarding the special approvals required with respect to approval of terms of office and employment of office holders, pursuant to the Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules.

•
Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under the Nasdaq Rules.

•
Shareholder Approval. We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Companies Law, which are different or in addition to the requirements for seeking shareholder approval under Nasdaq Listing Rule 5635, rather than seeking approval for corporation actions in accordance with such listing rules.

•
Equity Compensation Plans. We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in Nasdaq Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. Our equity compensation plan is available to our employees, none of whom are currently U.S. employees, and provides features necessary to comply with applicable non-U.S. tax laws.

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

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description

2.1(3)	Articles of Association, as amended July 5, 2017

2.2(2)
Deposit Agreement dated as of July 21, 2011 among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

2.3(2)	Form of American Depositary Receipt; the Form is Exhibit A of the deposit agreement which is Exhibit 2.2 above.

4.5(10)	Employment Agreement with Philip Serlin, dated May 24, 2009, as amended

4.16†(1)	License Agreement entered into as of November 25, 2007 between BioLine Innovations Jerusalem L.P. and Innovative Pharmaceutical Concepts, Inc.

4.18(9)	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan

4.33(4)	License Agreement entered into as of September 2, 2012 by and between the Registrant and Biokine Therapeutics Ltd.

4.34(5)†	Amendment Agreement entered into as of October 2, 2018 by and between the Registrant and Biokine Therapeutics Ltd.

4.35(5)	Loan Agreement entered into as of October 2, 2018, by and between the Registrant and Kreos Capital V (Expert Fund) L.P.

4.36(6)	Compensation Policy for Executives and Directors

4.37(7)
Lease Agreement entered into as of August 7, 2014 between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. as Lessor and the Registrant as Lessee, as amended (English summary of the Hebrew original)

4.38(7)†	Investment and Collaboration Agreement entered into as of December 16, 2014 between the Registrant and Novartis Pharma AG

4.39(8)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV

4.40(4)†	Clinical Trial Collaboration and Supply Agreement entered into as of January 11, 2016 between the Registrant and Merck Sharp & Dohme B.V.

4.41†	Amendment No. 2 to Clinical Trial Collaboration and Supply Agreement entered into as of July 24, 2018 between the Registrant and Merck Sharp & Dohme B.V.

4.42(10)†	Combination Study Agreement entered into as of September 6, 2016 between the Registrant and Genentech, Inc.

4.43(10)	Employment Agreement with Mali Zeevi, dated September 16, 2009, as amended

4.44(10)	Employment Agreement with Abi Vainstein-Haras, dated April 2, 2014, as amended

Exhibit Number	Exhibit Description

4.45(10)	Employment Agreement with Ella Sorani, dated January 11, 2017

4.46(10)†	Amended and Restated Exclusive License Agreement entered into as of April 30, 2013 between the University of Massachusetts and Agalimmune Ltd.

4.47†	Patent and Know-how License Agreement entered into as of September 19, 2017 between Kode Biotech Limited and Agalimmune Ltd.

4.49†	Second Amendment Agreement entered into as of October 16, 2018 between the University of Massachusetts and Agalimmune Ltd.

4.50†	Amendment No. 1 to License Agreement entered into as of June 18, 2018 between the Registrant and Wartner Europe BV

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.5	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant

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

(3)	Incorporated by reference to the Registrant’s Registration Statement on Form F-3 (No. 333-222332) filed on December 28, 2017.

(4)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on May 31, 2016.

(5)	Incorporated by reference to the Registrant’s Form 6-K filed on October 3, 2018.

(6)	Incorporated by reference to the Registrant’s Form 6-K filed on May 31, 2016.

(7)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

(8)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on September 22, 2015.

(9)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 10, 2016.

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2017.

(11)	Incorporated by reference to the Registrant’s Form 6-K filed on July 31, 2017.

(12)	Incorporated by reference to the Registrant’s Form 6-K filed on October 31, 2017.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Date: March 28, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of
BioLineRx Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of BioLineRx Ltd. and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Tel Aviv, Israel	Kesselman & Kesselman
March 25, 2019	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Ltd.

We have served as the Company’s auditor since 2003.

BioLineRx Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31,
		2017	2018
		in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5	5,110	3,404
Short-term bank deposits	6	44,373	26,747
Prepaid expenses		307	488
Other receivables	16a	586	1,339
Total current assets		50,376	31,978

NON-CURRENT ASSETS
Long-term prepaid expenses	16b	61	56
Long-term investment	7	1,000	-
Property and equipment, net	8	2,505	2,227
Intangible assets, net	9	7,023	21,972
Total non-current assets		10,589	24,255
Total assets		60,965	56,233

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loans	10	93	895
Accounts payable and accruals:
Trade	16c	5,516	4,493
Other	16c	1,113	1,363
Total current liabilities		6,722	6,751

NON-CURRENT LIABILITIES
Long-term loans, net of current maturities	10	157	7,838
Warrants	11c, 18	1,205	323
Total non-current liabilities		1,362	8,161

COMMITMENTS AND CONTINGENT LIABILITIES	14
Total liabilities		8,084	14,912

EQUITY	11
Ordinary shares		2,836	3,110
Share premium		240,682	250,192
Capital reserve		10,337	11,955
Other comprehensive loss		(1,416)	(1,416)
Accumulated deficit		(199,558)	(222,520)
Total equity		52,881	41,321
Total liabilities and equity		60,965	56,233

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,
		2016	2017	2018
		in USD thousands

RESEARCH AND DEVELOPMENT EXPENSES	16d	(11,177)	(19,510)	(19,808)
SALES AND MARKETING EXPENSES	16e	(1,352)	(1,693)	(1,362)
GENERAL AND ADMINISTRATIVE EXPENSES	16f	(3,984)	(4,037)	(4,435)
OPERATING LOSS		(16,513)	(25,240)	(25,605)
NON-OPERATING INCOME (EXPENSES), NET	16g	214	(260)	2,397
FINANCIAL INCOME	16h	480	1,169	719
FINANCIAL EXPENSES	16i	(22)	(21)	(473)
NET LOSS AND COMPREHENSIVE LOSS		(15,841)	(24,352)	(22,962)

		in USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED	13	(0.28)	(0.27)	(0.21)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	13	56,144,727	89,970,713	108,595,702

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.
STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2016	1,455	196,201	10,735	(1,416)	(159,365)	47,610
CHANGES IN 2016:
Issuance of share capital, net	57	2,126	-	-	-	2,183
Employee stock options exercised	1	171	(172)	-	-	-
Employee stock options expired	-	1,069	(1,069)	-	-	-
Share-based compensation	-	-	1,075	-	-	1,075
Comprehensive loss for the year	-	-	-	-	(15,841)	(15,841)
BALANCE AT DECEMBER 31, 2016	1,513	199,567	10,569	(1,416)	(175,206)	35,027
CHANGES IN 2017:
Issuance of share capital, net	1,322	39,376	-	-	-	40,698
Employee stock options exercised	1	328	(329)	-	-	-
Employee stock options expired	-	1,411	(1,411)	-	-	-
Share-based compensation	-	-	1,508	-	-	1,508
Comprehensive loss for the year	-	-	-	-	(24,352)	(24,352)
BALANCE AT DECEMBER 31, 2017	2,836	240,682	10,337	(1,416)	(199,558)	52,881
CHANGES IN 2018:
Issuance of share capital, net	263	8,567	-	-	-	8,830
Employee stock options exercised	11	415	(380)	-	-	46
Employee stock options expired	-	528	(528)	-	-	-
Share-based compensation	-	-	2,526	-	-	2,526
Comprehensive loss for the year	-	-	-	-	(22,962)	(22,962)
BALANCE AT DECEMBER 31, 2018	3,110	250,192	11,955	(1,416)	(222,520)	41,321

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.
CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,
	2016	2017	2018
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Net loss	(15,841)	(24,352)	(22,962)
Adjustments required to reflect net cash used in operating activities (see appendix below)	1,328	3,805	(1,230)
Net cash used in operating activities	(14,513)	(20,547)	(24,192)

CASH FLOWS - INVESTING ACTIVITIES
Increase in long-term investment	-	(1,000)	-
Realization of long-term investment			1,500
Investments in short-term deposits	(32,982)	(44,016)	(26,500)
Maturities of short-term deposits	42,334	33,327	44,771
Purchase of property and equipment	(52)	(338)	(173)
Purchase of intangible assets	(3)	(3,900)	(10,043)
Net cash provided by (used in) investing activities	9,297	(15,927)	9,555

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	2,183	38,773	3,830
Employee stock options exercised	-	-	46
Proceeds of long-term loan and warrants, net of issuance costs	-	-	9,632
Repayment of long-term loan	-	-	(318)
Repayments of bank loan	(93)	(93)	(93)
Net cash provided by financing activities	2,090	38,680	13,097

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,126)	2,206	(1,540)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	5,544	2,469	5,110
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	51	435	(166)
CASH AND CASH EQUIVALENTS - END OF YEAR	2,469	5,110	3,404

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.
CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,
	2016	2017	2018
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	482	481	545
Long-term prepaid expenses	6	(9)	5
Exchange differences on cash and cash equivalents	(51)	(435)	166
Loss (gain) on adjustment of warrants to fair value	(207)	127	(1,743)
Share-based compensation	1,075	1,508	2,526
Interest and exchange differences on short-term deposits	(387)	(530)	(645)
Interest and linkage differences on loans	(1)	-	123
Gain on realization of long-term investment	-	-	(500)
Warrant issuance costs	-	17	-
	917	1,159	477

Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses and other receivables	42	(415)	(934)
Increase (decrease) in accounts payable and accruals	369	3,061	(773)
	411	2,646	(1,707)

	1,328	3,805	(1,230)

Supplemental information on interest received in cash	453	494	834

Supplemental information on non-cash transactions (see Notes 18 and 19)	-	2,985	5,000

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003.

BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in clinical stages, with a focus on the field of oncology.

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology. See Note 17.

Although the Company has generated revenues from out-licensing transactions in the past, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.	Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2018 were approved by the Board of Directors on March 25, 2019, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s consolidated financial statements as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise.

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

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4. Actual results may differ materially from estimates and assumptions used by the Company’s management.

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

The functional and reporting currency in these financial statements is the U.S. dollar (“dollar”, “USD” or “$”), which is the primary currency of the economic environment in which the Company operates. Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of comprehensive loss, within financial expenses. All other foreign exchange gains and losses are presented in the statement of comprehensive loss on a net basis within non-operating income or expenses.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

d.	Cash equivalents and short-term bank deposits

Cash and cash equivalents include cash on hand and short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents. Bank deposits with original maturity dates of more than three months and with a current maturity date of less than one year from the balance sheet date are included in short-term bank deposits. The fair value of cash equivalents and short-term bank deposits approximate their carrying value, since they bear interest at rates close to the prevailing market rates. See also Note 6.

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

Intellectual property
The Company recognizes in its financial statements intangible assets developed by the Company to the extent that the conditions stipulated in n. below are met. Intellectual property acquired by the Company is initially measured at cost. Intellectual property acquired by the Company for development purposes is not amortized and is tested annually for impairment. See g. below.

Computer software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over the estimated useful lives of the software (3-5 years).

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

g.	Impairment of non-financial assets

Impairment of intellectual property is required when the Company decides to terminate or suspend the development of a project based on such intellectual property. In addition, the Company performs impairment reviews on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. Property and equipment, as well as computer software, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized equal to the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the asset’s value in use to the Company.

h.	Financial assets

Effective January 1, 2018, the Company adopted IFRS 9 “Financial Instruments.”

1)	Classification

The financial assets of the Company are classified into the following two categories:
 (i) financial assets at fair value through profit or loss, and (ii) financial assets at amortized cost. The classification is done on the basis of the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

a)	Financial assets at amortized cost

Financial assets at amortized cost are assets held pursuant to a business model whose objective is to hold assets in order to collect contractual cash flows and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are included in current assets, except for those with maturities greater than 12 months after the balance sheet date (in which case they are classified as non-current assets).

The Company’s financial assets at amortized cost are included in other receivables and bank deposits in the consolidated statements of financial position.

b)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are assets not measured at amortized cost in accordance with (1)(a) above. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as non-current assets.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

h.	Financial assets (cont.)

2)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to the Company or delivered by the Company. Investments are initially recognized at fair value plus transaction costs for all financial assets not recorded at fair value through profit or loss, except for trade receivables, which are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components.

Financial assets measured at fair value through profit or loss are initially recognized at fair value, and related transaction costs are expensed to profit or loss. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently recorded at fair value. Financial assets at amortized cost are measured in subsequent periods at amortized cost using the effective interest method. Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in the Statement of Comprehensive Loss under financial income or expenses.

3)	Impairment

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost. At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. If the financial instrument is determined to have low credit risk at the reporting date, the Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition.

Prior to the effective date and adoption of IFRS 9, the financial assets of the Company were classified into the following categories: (i) financial assets at fair value through profit or loss, and (ii) loans and receivables. The classification depended on the purpose for which the financial assets were acquired. Also, prior to the adoption of IFRS 9, the Company assessed at December 31, 2017 whether there was any objective evidence that a financial asset or group of financial assets was impaired.

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

m.	Revenue from contract with customers

Effective January 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts with Customers.”

IFRS 15 introduces a five-step model for recognizing revenue from contracts with customers, as follows:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to the performance obligations in the contract; and
•	recognize revenue when (or as) the entity satisfies a performance obligation.

During the reported years, the Company did not generate revenues, other than immaterial amounts received from an out-licensing agreement signed in 2014 with Perrigo Company plc., which have been included as non-operating income.

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2018, the Company has not yet capitalized development expenses.

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

The amounts recorded as an employee benefit expense in respect of pension and severance pay obligations for the years 2016, 2017 and 2018 were $523,000, $563,000 and $618,000 respectively.

2)	Vacation and recreation pay

Labor laws in Israel entitle every employee to vacation and recreation pay, both of which are computed annually. The entitlement with respect to each employee is based on the employee’s length of service at the Company. The Company recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

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

The diluted loss per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants issued to investors, as well as equity instruments granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2016, 2017 and 2018, as their effect would have been anti-dilutive.

q.	Standards and interpretations to existing standards that are not yet in effect and have not been early adopted by the Company

International Financial Reporting Standard No. 16 “Leases” (“IFRS 16”)

IFRS 16 was issued in January 2016, sets out principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, and replaces the previous lease standard, IAS 17, “Leases.” IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17, and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize amortization of lease assets separately from interest on lease liabilities in the income statement. IFRS 16 is effective from January 1, 2019.

The Company intends to apply the new standard from its mandatory adoption date of January 1, 2019, using the simplified transition approach without restating comparative amounts for the year prior to first adoption.

The Company has reviewed all of its leasing arrangements outstanding as of December 31, 2018 in light of the new lease accounting rules in IFRS 16, and has determined that the standard will affect primarily the accounting for its operating leases.

The Company expects to recognize right-of-use assets and lease liabilities of approximately $1.9 million on January 1, 2019. The Company does not expect adoption of the new standard to have a material effect on the consolidated statement of comprehensive income (loss) for 2019. The Company does expect certain changes in the consolidated cash flow statement for 2019, specifically an increase in operating cash flows of approximately $0.3 million, along with a corresponding decrease in financing cash flows, as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2018 is immaterial (see Note 3b). The activities of the Company expose it to market risk, primarily as a result of currency risk.

The Company’s Finance Department is responsible for carrying out risk management activities in accordance with policies approved by its Board of Directors. In this regard, the Finance Department identifies, defines and assesses financial risks in close cooperation with other Company departments. The Board of Directors provides written guidelines for overall risk management, as well as written policies dealing with specific areas, such as exchange rate risk, interest rate risk, credit risk, use of financial instruments and investment of excess cash.

a.	Market risk

1)	Concentration of currency risk

The Company’s activities are partly denominated in non-dollar currencies (primarily the New Israeli Shekel, or “NIS,” and the Euro), which exposes the Company to risks resulting from changes in exchange rates.

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2018
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(64)	(33)	699	37	78
Other receivables	(45)	(23)	491	26	55
Trade payables	73	38	(807)	(42)	(90)
Other payables	57	30	(632)	(33)	(70)
Total NIS-linked balances	21	12	(249)	(12)	(27)
Euro-linked trade payables	(177)	(93)	(453)	102	216
Total	(156)	(81)	(702)	90	189

The Company also maintains cash and cash equivalent balances in other currencies in amounts that are not material.

	December 31, 2017
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(216)	(113)	2,376	125	264
Other receivables	(30)	(15)	325	17	36
Trade payables	69	36	(764)	(40)	(85)
Other payables	69	36	(756)	(40)	(84)
Total NIS-linked balances	(108)	(56)	1,181	62	131
Euro-linked trade payables	(94)	(49)	(1,031)	(54)	(115)
Total	(202)	(105)	150	8	16

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is certain data regarding dollar exchange rates:
	Exchange rate of NIS per $1	Exchange rate of Euro per $1
As of December 31:
2016	3.845	0.951
2017	3.467	0.835
2018	3.748	0.873

Percentage increase (decrease) in:
2017	(9.8%)	(12.2%)
2018	8.1%	4.6%

Set forth below is information on the linkage of monetary items:

	December 31, 2017			December 31, 2018
	Dollar	NIS	Other currencies	Dollar	NIS	GBP and other
	USD in thousands			USD in thousands
Assets:
Current assets:
Cash and cash equivalents	2,623	2,376	111	2,274	699	431
Short term bank deposits	44,373	-	-	26,747	-	-
Other receivables	117	325	144	-	491	848
Total assets	47,113	2,701	255	29,021	1,190	1,279
Liabilities:
Current liabilities:
Current maturities of bank loan	93	-	-	895	-	-
Accounts payable and accruals:
Trade	3,018	764	1,734	2,396	807	1,290
Other	99	756	258	708	632	23
Non-current liabilities
Long-term bank loan, net of current maturities	157	-	-	7,838	-	-
	3,367	1,520	1,992	11,837	1,439	1,313
Net asset value	43,746	1,181	(1,737)	17,184	(249)	(34)

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2018, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items and deposits), as well as warrants classified as a liability.

With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in working capital is generally close or identical to their carrying amount.

With regard to the warrants classified as a liability, see Notes 11c(3) and 18. With regard to the long-term loan, see Note 18.

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

The Company’s cash, cash equivalents and short-term bank deposits at December 31, 2017, and 2018 were mainly deposited with highly rated major Israeli and U.S. banks. In the Company’s opinion, the credit risk associated with these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2017	2018
	in USD thousands
Assets:
Cash and cash equivalents	5,110	3,404
Short-term bank deposits	44,373	26,747
Other receivables	586	1,339
Total	50,069	31,490

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

Although the Company has succeeded in generating significant revenues from a number of out-licensing transactions in the past, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash (including the consideration from the offering as detailed in Note 19) and other resources will be sufficient to fund its projected cash requirements into 2021. Accordingly, in the event that the Company does not generate cash from its operating activities, the Company will need to raise additional capital in the future. Inability to raise additional capital would have a material adverse effect on the financial condition of the Company.

d.	Fair value estimations

As described in Notes 11c(3) and 18, BioLineRx completed financing transactions in which it issued ADSs and warrants to purchase additional ADSs. The fair value of the warrants, which are not traded on an active market, is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

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

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont.)

Development expenses

Development expenses are capitalized in accordance with the accounting policy described in Note 2n. The capitalization of costs is based on management’s judgment of technological and economic feasibility, which is usually achieved when a development project reaches a predefined milestone, or when the Company enters into a transaction to sell the know-how that resulted from the development process. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets, and the anticipated period of future benefits. Company management has concluded that, as of December 31, 2018, the foregoing conditions have not been met and therefore development expenses have not been capitalized for any project.

If management had determined that the aforementioned conditions had been met, the capitalization of development costs would have resulted in an increase in the Company’s profit or a decrease in its loss.

Impairment of intangible assets

The Company performs impairment reviews of intangible assets on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. In light of the clinical progress and additional expenses incurred with regard to the clinical development of BL-8040 and AGI-134, the Company has concluded that the value of its intangible assets is higher than their carrying value.

NOTE 5 – CASH AND CASH EQUIVALENTS

	December 31,
	2017	2018
	in USD thousands

Cash on hand and in bank	3,960	2,329
Short-term bank deposits	1,150	1,075
	5,110	3,404

The short-term bank deposits included in cash and cash equivalents bear interest at annual rate of 0.15%. The carrying amount of cash and cash equivalents approximates their fair value, since they bear interest at rates similar to prevailing market interest rates.

NOTE 6 – SHORT-TERM BANK DEPOSITS

The short-term bank deposits are in US dollars and bear interest at annual rates of between 1.58% and 3.08%.

NOTE 7 – LONG-TERM INVESTMENT

In 2016, the Company established a joint venture with I-Bridge Capital, a Chinese venture capital fund focused on developing innovative therapies in China, with each party contributing initial seed capital to the venture of $1.0 million. The joint venture, named iPharma, focused on the development of innovative clinical and pre-clinical therapeutic candidates to serve the Chinese and global healthcare markets. In April 2018, the Company sold its holdings in the joint venture to I-Bridge Capital for cash consideration of $1.5 million. The gain of $0.5 million is included in non-operating income on the statement of comprehensive loss.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2015	2016
	In USD thousands				In USD thousands				In USD thousands
Composition in 2016
Office furniture and equipment	198	-	-	198	13	12	-	25	185	173
Computers and communications equipment	446	43	-	489	355	53	-	408	91	81
Laboratory equipment	1,194	104	-	1,298	482	188	-	670	712	628
Leasehold improvements	2,025	3	-	2,028	104	201	-	305	1,921	1,723
	3,863	150	-	4,013	954	454	-	1,408	2,909	2,605

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2016	2017
	In USD thousands				In USD thousands				In USD thousands
Composition in 2017
Office furniture and equipment	198	2	-	200	25	35	-	60	173	140
Computers and communications equipment	489	266	-	755	408	30	-	438	81	317
Laboratory equipment	1,298	70	-	1,368	670	159	-	829	628	539
Leasehold improvements	2,028	-	-	2,028	305	214	-	519	1,723	1,509
	4,013	338	-	4,351	1,408	438	-	1,846	2,605	2,505

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY AND EQUIPMENT (cont.)

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2017	2018
	In USD thousands				In USD thousands				In USD thousands
Composition in 2018
Office furniture and equipment	200	-	-	200	60	22	-	82	140	118
Computers and communications equipment	755	9	-	764	438	60	-	498	317	266
Laboratory equipment	1,368	164	-	1,532	829	153	-	982	539	550
Leasehold improvements	2,028	-	-	2,028	519	216	-	735	1,509	1,293
	4,351	173	-	4,524	1,846	451	-	2,297	2,505	2,227

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INTANGIBLE ASSETS

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2015	2016
	In USD thousands				In USD thousands				In USD thousands
Composition in 2016
Intellectual property	193	-	-	193	96	-	-	96	97	97
Computer software	328	57	-	385	273	28	-	301	55	84
	521	57	-	578	369	28	-	397	152	181

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2016	2017
	In USD thousands				In USD thousands				In USD thousands
Composition in 2017
Intellectual property	193	6,703	-	6,896	96	-	-	96	97	6,800
Computer software	385	182	-	567	301	43	-	344	84	223
	578	6,885	-	7,463	397	43	-	440	181	7,023

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2017	2018
	In USD thousands				In USD thousands				In USD thousands
Composition in 2018
Intellectual property	6,896	15,000	-	21,896	96	-	-	96	6,800	21,800
Computer software	567	43	-	610	344	94	-	438	223	172
	7,463	15,043	-	22,506	440	94	-	534	7,023	21,972

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LONG-TERM LOANS

a.	Composition

	December 31,
	2017	2018
	In USD thousands

Bank loan (1)	250	156
Loan from Kreos Capital (Note 18)	-	8,577
	250	8,733
Less current maturities:
Bank loan	(93)	(93)
Loan from Kreos Capital	-	(802)
Total current maturities	(93)	(895)
Total long-term loans	157	7,838

(1)
The loan is denominated in dollars and bears interest at an annual rate of 3.75%. The book value of the loan approximates its fair value. The loan is repayable in 60 monthly installments and is collateralized by certain lab equipment.

b.	Future repayments

Future repayments of the long-term loans indicated above (other than current maturities) in the years subsequent to the balance sheet date are as follows:

	Bank loan	Loan from Kreos Capital	Total
	In USD thousands
2020	63	2,402	2,465
2021	-	2,892	2,892
2022	-	2,481	2,481
	63	7,775	7,838

The loan from Kreos Capital is reflected net of amounts deducted from its carrying value relating to warrants and issuance costs associated with the initial loan transaction.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY

a.	Share capital

As of December 31, 2017, and 2018 the Company’s share capital is composed of ordinary shares, as follows:

	Number of Ordinary Shares
	December 31,
	2017	2018

Authorized share capital	250,000,000	250,000,000

Issued and paid-up share capital	105,063,437	114,933,144

	In USD and NIS
	December 31,
	2017	2018

Authorized share capital (in NIS)	25,000,000	25,000,000

Issued and paid-up share capital (in NIS)	10,506,344	11,493,314

Issued and paid-up share capital (in USD)	2,836,139	3,109,746

As of December 31, 2018, the market price on NASDAQ of BioLineRx’s ADSs was $0.44, and the market price on the Tel Aviv Stock Exchange of BioLineRx’s ordinary shares was NIS 1.63.

b.	Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2017 and 2018, all outstanding share capital consisted of ordinary shares.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

c.	Changes in the Company’s equity

1)
In March 2015, the Company completed an underwritten public offering of 14,375,000 ADSs at a public offering price of $2.00 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.4 million, after deducting fees and expenses.

2)
In April 2017, the Company completed an underwritten public offering of 33,823,529 of its ADSs at a public offering price was $0.85 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.2 million, after deducting fees and expenses.

3)
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

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 1.66% and an average standard deviation of 57.8%.

The fair value of the warrants as of December 31, 2018 was based on the then-current price of an ADS, a risk-free interest rate of 2.47% (December 31, 2017 - 2.09%) and an average standard deviation of 55.3% (December 31, 2017 - 56.8%).

The changes in fair value for the years ended December 31, 2017 and 2018 of approximately $100,000 and $1,200,000 has been recorded as non-operating (expense) income, respectively, on the statement of comprehensive loss.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

d.	Share purchase agreements

1)
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

2)
In October 2017, the Company entered into an at-the-market (“ATM”) sales agreement with BTIG, LLC (“BTIG”), pursuant to which the Company may, at its sole discretion, offer and sell through BTIG, acting as sales agent, ADSs having an aggregate offering price of up to $30.0 million throughout the period during which the ATM facility remains in effect. The Company will pay BTIG a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. From the effective date of the agreement through December 31, 2018, 5,439,203 ADSs were sold under the program for total net proceeds of approximately $5.1 million, leaving an available balance under the facility of approximately $24.9 million as of December 31, 2018.

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

PSUs are RSUs that are linked to any one or more performance goals (in addition to, or in lieu of, time-based vesting terms) determined appropriate by the Board of Directors. Once vested, each PSU granted is equivalent to one ordinary share. The specific performance goals, as well as the time period associated with achieving such goals, are approved by the Board and are set forth in the grantee’s grant agreement. To date, each PSU grant has had between three to five performance goals on which vesting is based, each such goal being either a specified Company milestone and or the success of a specific project, with vesting of 20%-33% on the achievement of each goal. The tranche of PSUs associated with a given milestone expires 12 months after the target date established for that milestone. During 2018, 285,410 PSUs vested in accordance with their original terms.

As of December 31, 2018, there were 11,759,697 ordinary shares issuable upon the exercise of outstanding equity instruments under the Plan.

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

In November 2014, December 2015 and December 2017 the Company’s Board of Directors approved increases of 1.6 million, 5.0 million and 5.2 million shares, respectively, to the total pool of authorized ordinary shares reserved for purposes of the Plan and any other present or future share incentive plans of the Company, bringing the pool to an aggregate of 14.8 million shares. As of December 31, 2018, there were 1.8 million remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants. In March 2019, the Board approved an increase of 9.0 million shares to the pool.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee share incentive plan:

The following table contains additional information concerning equity instruments granted to employees and directors under the existing share incentive plans.

	Year ended December 31,
	2016		2017		2018
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	3,500,262	8.7	4,557,927	6.5	10,651,097	4.4
Granted	2,505,684	3.8	7,292,560	3.5	2,853,080	2.8
Forfeited and expired	(1,435,990)	7.2	(1,164,961)	6.5	(1,649,090)	4.0
Exercised	(12,029)	0.4	(34,429)	0.2	(395,390)	0.4
Outstanding at end of year*	4,557,927	6.5	10,651,097	4.4	11,459,697	4.2
Exercisable at end of year	1,786,209	9.4	2,356,948	7.6	4,489,816	5.9

*
As of the December 31, 2016, 2017 and 2018, includes 222,428, 1,178,128 and 1,163,018 PSUs at an exercise price of 0.10 NIS (par value of ordinary shares), for which performance obligations have not been met.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

The total consideration received from the exercise of equity instruments during 2016, 2017 and 2018 was not material.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the equity instruments outstanding at the end of each of the years indicated.

	Year ended December 31,
	2016		2017		2018
Range of exercise prices (in NIS)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)
Up to 5.00	1,979,244	8.2	8,642,472	8.2	9,631,342	8.2
5.01-10.00	1,522,800	4.3	1,213,225	5.9	1,089,875	4.3
10.01-20.00	1,037,436	2.7	795,400	4.7	738,480	3.3
20.01-55.00	18,448	0.5	-	-	-	-
	4,557,927	5.5	10,651,097	7.8	11,459,697	7.5

The fair value of equity instruments granted to employees through December 31, 2018 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2016	2017	2018
Expected dividend yield	0%	0%	0%
Expected volatility	66%	63%	61%
Risk-free interest rate	2%	2%	3%
Expected life of options (in years)	6	6	6

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

3)	Stock options to consultants

From inception through December 31, 2015, the Company issued to consultants options for the purchase of 81,523 ordinary shares at a weighted average exercise price of NIS 20.69 per share.

In 2016, the Company issued additional options to consultants for the purchase of 150,000 ordinary shares at a weighted average price of NIS 4.55 per share

In 2017, the Company issued additional options to consultants for the purchase of 105,000 ordinary shares at a weighted average price of NIS 4.056 per share

In 2018, the Company issued additional options to consultants for the purchase of 35,000 ordinary shares at a weighted average price of NIS 3.48 per share

The options to consultants generally vest over four years and may be exercised for periods of between five and ten years. As of December 31, 2018, 300,000 options to consultants were outstanding with a weighted average exercise price of NIS 4.42 per share and a weighted average contractual life of 7.80 years.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in each of the years 2016, 2017 and 2018 was not material.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME

a.	Corporate taxation in Israel

The income of BioLineRx is taxed at the standard Israeli corporate tax rate, which was 25% in 2016, 24% in 2017 and 23% for 2018 and thereafter.

As the Company has not created any deferred tax assets or liabilities (see Note 2, paragraph l), these differences have no effect on the Company’s financial statements.

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

As of December 31, 2018, the tax loss carryforwards of BioLineRx were approximately $210 million. The tax loss carryforwards have no expiration date.

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

	Year ended December 31,
	2016		2017		2018
		USD in		USD in		USD in
		thousands		thousands		thousands
Loss before taxes	25.0%	(15,841)	24.0%	(24,352)	23.0%	(22,962)

Theoretical tax benefit		(3,960)		(5,962)		(5,281)
Disallowed deductions (tax exempt income):
Loss (gain) on adjustment of warrants to fair value		(52)		30		(401)
Share-based compensation		269		369		581
Other		15		21		10
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		3,728		5,542		5,091
Taxes on income for the reported year		-		-		-

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – LOSS PER SHARE

The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2016	2017	2018
	In USD thousands
Loss attributed to ordinary shares	(15,841)	(24,352)	(22,962)
Number of shares used in basic calculation (in thousands)	56,145	89,971	108,596

	in USD
Basic and diluted loss per ordinary share	(0.28)	(0.27)	(0.21)

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments

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

In accordance with the terms of grants provided by the IIA, the State is entitled to royalties on the sale or license of any product whose development was supported with State participation. These royalties are generally 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the dollar) received by the Company, plus annual interest at the LIBOR rate. Under certain circumstances, the royalty rate is calculated according to a formula based on the ratio of participation by the IIA in the project to the total project costs incurred by the Company

In connection with the in-licensing of BL-8040 from Biokine Therapeutics Ltd. (“Biokine”), and as a condition to IIA consent to the transaction, the Company agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by the Company relating to this transaction amounts to approximately $3.2 million as of December 31, 2018. The Company has a full right of offset for amounts payable to the IIA from payments due to Biokine in the future. Therefore, in the opinion of management, the likelihood of any future Company payment obligation to the IIA with regard to this matter is remote.

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

The consideration paid pursuant to the licensing agreements generally includes several components that may be payable over the license period and that relate, inter alia, to the progress made in research and development activities, as well as commercial success, as follows: (a) one-time, up-front payment and/or periodic payments; (b) payments through the early stages of development (i.e., through the end of phase 2); (c) payments upon the achievement of milestones necessary for advancing to phase 3; (d) payments from the end of a successful phase 3 trial through approval of the therapeutic compound; and e) royalties on sales of the final product resulting from development under the license or including any component thereof, ranging between 3%-5% of the Company’s net sales of the product, although in specific instances the royalty rate has been higher or lower than this range. In instances where the Company has out-licensed the product for further development, the Company pays a percentage of the net consideration received from the licensee (“Sublicense Receipts”) to the upstream licensor that generally range from 20% to 29.5% of such consideration, although in specific instances the percentage paid has been higher or lower than this range. These Sublicense Receipts generally take the place of most or all of the milestone and royalty payments set forth in (b) through (e) above.

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

The Company’s outstanding open purchase order commitments as of December 31, 2018 amounted to $13.3 million.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

4)	Lease agreements

a)
The Company’s leases its premises under an operating lease agreement entered into in August 2014. Payments under the lease commenced in June 2015 and will expire in June 2020. The monthly lease fee is approximately $28,000 (including maintenance fees and parking). The Company has the option to extend the lease for 3 additional lease periods totaling up to an additional 10 years, each option at a 5% increase to the preceding lease payment amount. As of December 31, 2018, minimum future rental payments (without considering the aforementioned extension periods) under the lease were $340,000 and $177,000 for 2019 and 2020, respectively.

See Note 14b regarding a guarantee provided to secure the Company’s liability under the lease agreement.

b)
The Company has entered into operating lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are approximately $241,000. To secure the terms of the lease agreements, the Company has made certain prepayments to the leasing companies, representing approximately two months of lease payments. These amounts have been recorded as prepaid expenses. See also Note 16b.

b.	Contingent liabilities

To secure the Company’s lease obligation on its premises, the Company has provided a bank guarantee in the amount of approximately $100,000 for the benefit of the lessor, which remains outstanding as of December 31, 2018. See also Note 10a regarding equipment pledged as collateral to secure a bank loan.

NOTE 15 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Transactions with related parties

Expenses:

	Year ended December 31,
	2016	2017	2018
	In USD thousands
Benefits to related parties:
Compensation and benefits to senior management, including benefit component of equity instrument grants	1,912	2,183	2,680
Number of individuals to which this benefit related	6	6	6
Compensation and benefits to directors, including benefit component of equity instrument grants	316	356	307
Number of individuals to which this benefit related	7	7	7

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES (cont.)

Transactions with related parties (cont.)

Key management compensation

Key management includes directors and executive officers. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2016	2017	2018
	In USD thousands
Salaries and other short-term employee benefits	1,609	1,808	1,669
Post-employment benefits	129	136	137
Other long-term benefits	30	34	35
Share-based compensation	460	561	1,146
	2,228	2,539	2,987

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2017	2018
	In USD thousands
Government institutions	446	1,337
Other	140	2
	586	1,339

b.	Long-term prepaid expenses

The prepaid expenses relate to operating lease agreements in respect of the vehicles leased by the Company.

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

c.	Accounts payable and accruals

	December 31,
	2017	2018
	In USD thousands
1) Trade:
Accounts payable:
Overseas	4,350	3,273
In Israel	1,166	1,220
	5,516	4,493
2) Other:
Accrued expenses	620	792
Accrual for vacation and recreation pay	215	287
Payroll and related expenses	259	270
Other	19	14
	1,113	1,363

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

d.	Research and development expenses

	Year ended December 31,
	2016	2017	2018
	In USD thousands
Research and development services	5,501	12,123	11,609
Payroll and related expenses	3,475	5,097	5,704
Lab, occupancy and telephone	769	920	993
Professional fees	678	662	688
Depreciation and amortization	452	452	424
Other	302	256	390
	11,177	19,510	19,808

e.	Sales and marketing expenses

	Year ended December 31,
	2016	2017	2018
	In USD thousands
Payroll and related expenses	659	817	973
Marketing	600	797	291
Overseas travel	93	79	98
	1,352	1,693	1,362

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

f.	General and administrative expenses

	Year ended December 31,
	2016	2017	2018
	In USD thousands
Payroll and related expenses	2,172	2,060	2,510
Professional fees	1,144	1,298	1,142
Insurance	154	210	221
Depreciation	30	29	27
Other	484	440	535
	3,984	4,037	4,435

g.	Non-operating income (expenses), net

	Year ended December 31,
	2016	2017	2018
	In USD thousands
Issuance costs	-	(133)	(90)
Changes in fair value of warrants	207	(127)	1,743
Gain from realization of long-term investment	-	-	500
Other	7	-	244
	214	(260)	2,397

h.	Financial income

	Year ended December 31,
	2016	2017	2018
	In USD thousands
Interest income and exchange differences	469	824	719
Gain on foreign currency hedging	11	345	-
	480	1,169	719

i.	Financial expenses

	Year ended December 31,
	2016	2017	2018
	In USD thousands
Interest expense and exchange differences	8	-	452
Bank commissions	14	21	21
	22	21	473

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – AGALIMMUNE ACQUISITION

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

NOTE 18 – AMENDMENT TO BL-8040 LICENSE AND LONG-TERM LOAN

In October 2018, the Company amended its license agreement with Biokine Therapeutics Ltd. (“Biokine”), originally entered into in September 2012, relating to the in-licensing rights to BL-8040. The amendment reduces the payment owed by the Company to Biokine on sublicense receipts (as defined in the license agreement) from 40% to 20% of sublicense receipts in exchange for: (i) a cash payment from the Company to Biokine of $10 million; (ii) the issuance of 4,980,080 ADSs with a value of $5 million and (iii) the payment of certain future milestone payments, up to an aggregate of $5 million in total, as specified in the amendment. Additionally, in certain limited instances, if the Company enters into a sublicense (as defined in the license agreement) within a defined period, the Company will pay Biokine an additional 10% of any upfront sublicense receipts received by the Company as a result of such sublicense.

The $10 million payment referred to above was financed in full via the receipt of a $10 million loan from Kreos Capital V (Expert Fund) L.P. (“Kreos Capital”). As security for the loan, Kreos Capital received a first-priority, secured interest in all Company assets, including intellectual property. The loan has a 12-month, interest-only period, followed by a 36-month repayment period. Borrowings under the loan will bear interest at a fixed rate of 9.5% per annum. In connection with providing the loan, Kreos Capital received a warrant to purchase 957,549 ADSs at an exercise price of $0.94 per ADS. The warrant is exercisable for a period of ten years from the date of issuance.

The fair value of the warrant at the date of issuance, computed using the Black and Scholes option pricing model, amounted to $861,000. The fair value was computed based on the then current price of an ADS, a risk-free interest rate of 3.05% and an average standard deviation of 69.1%. The fair value of the warrants as of December 31, 2018 was based on the then current price of an ADS, a risk-free interest rate of 2.69% and an average standard deviation of 68.7%. The change in fair value for the year ended December 31, 2018 of $593,000 has been recorded as non-operating income (expense).

BioLineRx Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – AMENDMENT TO BL-8040 LICENSE AND LONG-TERM LOAN (cont.)

The warrant issued has been classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for at fair value at each balance sheet date. The total net proceeds from Kreos Capital were initially allocated to the warrant based on its fair value, with the remainder of the net proceeds allocated to the loan. The loan is treated as a liability at amortized cost

NOTE 19 – EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

In February 2019, BioLineRx completed an underwritten public offering of 28,000,000 of its ADSs and warrants to purchase 28,000,000 ADSs, at a public offering price of $0.55 per ADS and accompanying warrant. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $0.75 per ADS. The offering raised a total of $15.4 million, with net proceeds of approximately $14.1 million, after deducting fees and expenses.