Form 20-F/A
period 2018-12-31
BioLineRx Ltd.
filed 2019-06-05
CIK 1498403

As filed with the U.S. Securities and Exchange Commission on June 5, 2019

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

Commission file number: 001-35223

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

N/A Yes ☐ No ☐

Explanatory Note

This Amendment No. 1 to Form 20-F (this “Amendment”) amends the Annual Report on Form 20-F for the annual period ended December 31, 2018 we originally filed with the Securities and Exchange Commission on March 28, 2019 (the “Original Filing”).

On December 3, 2018, we received a letter from The Nasdaq Stock Market (“Nasdaq”) stating that the bid price of our American Depositary Shares (“ADSs”) for the last 30 consecutive trading days had closed below the minimum $1.00 per share required for continued listing under Listing Rule 5550(a)(2) (the “Bid Price Rule”). The letter stated that we had 180 days, or until June 3, 2019, to demonstrate compliance by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive trading days. On June 4, 2019, Nasdaq notified us that while we had not regained compliance with the Bid Price Rule, we were eligible for an additional 180-day grace period, or until December 2, 2019, to regain compliance with the Bid Price Rule. Nasdaq’s determination was based on our having met the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, with the exception of the Bid Price Rule, and on our written notice to Nasdaq of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If we do not regain compliance with the Bid Price Rule by December 2, 2019, Nasdaq will provide written notification to us that our ADSs will be delisted. At that time, we may appeal the delisting determination to a Nasdaq Hearings Panel (the “Panel”). Our ADSs would remain listed pending the Panel’s decision. There can be no assurance that, if we do appeal the delisting determination to the Panel, that such appeal would be successful.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information set forth in the Original Filing, or reflect any events that have occurred after the Original Filing was made on March 28, 2019.

Additionally, in connection with the filing of this Amendment, we are including certifications of our Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act. We are not including certifications pursuant to Section 1350 as no financial statements are being filed with this Amendment.

PART III

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

4.38(7)†	Investment and Collaboration Agreement entered into as of December 16, 2014 between the Registrant and Novartis Pharma AG

4.39(8)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV

4.40(4)†	Clinical Trial Collaboration and Supply Agreement entered into as of January 11, 2016 between the Registrant and Merck Sharp & Dohme B.V.

4.41†*	Amendment No. 2 to Clinical Trial Collaboration and Supply Agreement entered into as of July 24, 2018 between the Registrant and Merck Sharp & Dohme B.V.

4.42(10)†	Combination Study Agreement entered into as of September 6, 2016 between the Registrant and Genentech, Inc.

4.43(10)	Employment Agreement with Mali Zeevi, dated September 16, 2009, as amended

4.44(10)	Employment Agreement with Abi Vainstein-Haras, dated April 2, 2014, as amended

Exhibit Number	Exhibit Description

4.45(10)	Employment Agreement with Ella Sorani, dated January 11, 2017

4.46(10)†	Amended and Restated Exclusive License Agreement entered into as of April 30, 2013 between the University of Massachusetts and Agalimmune Ltd.

4.47†*	Patent and Know-how License Agreement entered into as of September 19, 2017 between Kode Biotech Limited and Agalimmune Ltd.

4.49†*	Second Amendment Agreement entered into as of October 16, 2018 between the University of Massachusetts and Agalimmune Ltd.

4.50†*	Amendment No. 1 to License Agreement entered into as of June 18, 2018 between the Registrant and Wartner Europe BV

12.1**	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.5*	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant

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

101*
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

* ** †
Filed with the Original Filing.

Filed herewith.

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

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Date: June 5, 2019