Form 20-F/A
period 2018-12-31
BioLineRx Ltd.
filed 2019-07-30
CIK 1498403

As filed with the U.S. Securities and Exchange Commission on July 30, 2019

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
Philip A. Serlin
+972 (8) 642-9100
+972 (8) 642-9101 (facsimile)
phils@biolinerx.com
2 HaMa’ayan Street
Modi’in 7177871, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 15 ordinary shares, par value NIS 0.10 per share	Nasdaq Capital Market
Ordinary shares, par value NIS 0.10 per share	Nasdaq Capital Market*

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐          International Financial Reporting Standards as issued by the International          Other ☐
Accounting Standards Board ☒

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

N/A Yes ☐ No ☐

Explanatory Note

This Amendment No. 2 to Form 20-F (this “Amendment”) amends the Annual Report on Form 20-F for the annual period ended December 31, 2018 BioLineRx Ltd. (the “Company”) originally filed with the Securities and Exchange Commission on March 28, 2019, as amended on June 5, 2019 (the “Original Filing”).

On July 29, 2019, the Company received a written notification from The Nasdaq Stock Market confirming that the Company has regained compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information set forth in the Original Filing, or reflect any events that have occurred after the Original Filing was made on March 28, 2019.

Additionally, in connection with the filing of this Amendment, the Company is including certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.  The Company is not including certifications pursuant to Section 1350 as no financial statements are being filed with this Amendment.

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

4.38(7)†	Investment and Collaboration Agreement entered into as of December 16, 2014 between the Registrant and Novartis Pharma AG
4.39(8)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV
4.40(4)†	Clinical Trial Collaboration and Supply Agreement entered into as of January 11, 2016 between the Registrant and Merck Sharp & Dohme B.V.
4.41†*	Amendment No. 2 to Clinical Trial Collaboration and Supply Agreement entered into as of July 24, 2018 between the Registrant and Merck Sharp & Dohme B.V.
4.42(10)†	Combination Study Agreement entered into as of September 6, 2016 between the Registrant and Genentech, Inc.
4.43(10)	Employment Agreement with Mali Zeevi, dated September 16, 2009, as amended

Exhibit Number	Exhibit Description
4.44(10)	Employment Agreement with Abi Vainstein-Haras, dated April 2, 2014, as amended Exhibit
4.45(10)	Employment Agreement with Ella Sorani, dated January 11, 2017
4.46(10)†	Amended and Restated Exclusive License Agreement entered into as of April 30, 2013 between the University of Massachusetts and Agalimmune Ltd.
4.47†*	Patent and Know-how License Agreement entered into as of September 19, 2017 between Kode Biotech Limited and Agalimmune Ltd.
4.49†*	Second Amendment Agreement entered into as of October 16, 2018 between the University of Massachusetts and Agalimmune Ltd.
4.50†*	Amendment No. 1 to License Agreement entered into as of June 18, 2018 between the Registrant and Wartner Europe BV
12.1**	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.5*	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant
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

*        Filed with the Original Filing.

**      Filed herewith.

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

(9)     Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 10, 2016.

(10)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2017.

(11)   Incorporated by reference to the Registrant’s Form 6-K filed on July 31, 2017.

(12)   Incorporated by reference to the Registrant’s Form 6-K filed on October 31, 2017.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on its behalf.

BIOLINERX LTD. By: /s/ Philip A. Serlin Philip A. Serlin Chief Executive Officer
Date: July 30, 2019