Form 20-F
period 2019-12-31
BioLineRx Ltd.
filed 2020-03-12
CIK 1498403

As filed with the U.S. Securities and Exchange Commission on March 12, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

None
 (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 171,269,528

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

    On July 15, 2019, we implemented a change in the ratio of the Company’s ADSs to ordinary shares, from one ADS representing one ordinary share to a new ratio of one ADS representing 15 ordinary shares. The change in exchange ratio for the ADSs had the same effect as a 1-for-15 reverse stock split of the ADSs. In light of this change, all ADS amounts in this Annual Report have been stated based on the new ratio (i.e., subsequent to the 1-for-15 ratio change). The Company’s ordinary shares, which are not affected by the change, continue to trade on the Tel Aviv Stock Exchange.

The selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017, have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F.

Our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, and reported in dollars.

	Year Ended December 31,
Consolidated Statements of Operations Data:(1)	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars, except share and per share data)

Research and development expenses	(11,489)	(11,177)	(19,510)	(19,808)	(23,438)
Sales and marketing expenses	(1,003)	(1,352)	(1,693)	(1,362)	(857)
General and administrative expenses	(3,704)	(3,984)	(4,037)	(4,435)	(3,816)
Operating loss	(16,196)	(16,513)	(25,240)	(25,605)	(28,111)
Non-operating income (expenses), net	1,445	214	(260)	2,397	4,165
Financial income	457	480	1,169	719	777
Financial expenses	(106)	(22)	(21)	(473)	(2,277)
Net loss and comprehensive loss	(14,400)	(15,841)	(24,352)	(22,962)	(25,446)
Net loss per ordinary share	(0.28)	(0.28)	(0.27)	(0.21)	(0.17)
Number of ordinary shares used in computing loss per ordinary share	51,406,434	56,144,727	89,970,713	108,595,702	146,407,055

	As of December 31,
Consolidated Balance Sheet Data:	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars)
Cash and cash equivalents	5,544	2,469	5,110	3,404	5,297
Short-term bank deposits	42,119	33,154	44,373	26,747	22,192
Property, plant and equipment, net	2,909	2,605	2,505	2,227	1,816
Total assets	51,302	38,939	60,965	56,233	53,567
Total liabilities	3,692	3,912	8,084	14,912	20,187
Total shareholders’ equity	47,610	35,027	52,881	41,321	33,380

(1)	Data on diluted loss per share was not presented in the financial statements because the effect of the exercise of options or warrants is either immaterial or is anti-dilutive.

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

We are a clinical-stage biopharmaceutical development company that was incorporated in 2003. Since our incorporation, we have been focused on research and development. Only one of our therapeutic candidates has begun to be commercialized. We, or our licensees, as applicable, will be required to conduct significant additional clinical trials before we or they can seek the regulatory approvals necessary to begin commercial sales of our other therapeutic candidates. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We recorded net losses of $24.4 million in 2017, $23.0 million in 2018 and $25.4 million in 2019. As of December 31, 2019, we had an accumulated deficit of $248 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable, and we may never achieve significant sustained revenues.

We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of December 31, 2019, we held cash and short-term investments of $27.5 million. We believe that our existing cash and investment balances and other sources of liquidity, not including potential milestone and royalty payments under our existing out-licensing and other collaboration agreements, will be sufficient to meet our capital requirements into the second quarter of 2021. We have funded our operations primarily through public and private offerings of our securities, payments received under our strategic licensing and collaboration arrangements and interest earned on investments. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

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

In October 2018, we entered into a $10 million loan agreement with Kreos Capital V (Expert Fund) L.P., or Kreos Capital. As security for the loan, Kreos Capital received a first-priority secured interest in all of our assets, including intellectual property. The loan had a 12-month interest-only period, which concluded in September 2019, followed by a 36-month repayment period beginning in October 2019. Borrowings under the loan bear interest at a fixed rate of 9.5% per annum.

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

To date, only one of our products, BL-5010, a legacy asset for the treatment of benign skin lesions, has been approved for marketing and sale. Currently, we have two clinical-stage therapeutic candidates in development: motixafortide (formerly referred to as BL-8040), a novel peptide for the treatment of solid tumors, hematological malignancies and stem cell mobilization, and AGI-134, an immuno-oncology agent in development for solid tumors. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs and devices. We may not obtain marketing approval for any other of our therapeutic candidates in a timely manner or at all. In connection with the clinical trials for motixafortide and AGI-134 and other therapeutic candidates that we are may seek to develop in the future, either on our own or through out-licensing or co-development arrangements, we face the risk that:

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

An important element of our strategy is maintaining relationships with universities, medical institutions and biotechnology companies in order to in-license potential therapeutic candidates. We may not be able to maintain relationships with these entities, and they may elect not to enter into in-licensing agreements with us or to terminate existing agreements. The existence of global companies with significantly greater resources than we have may increase the competition with respect to the in-licensing of promising therapeutic candidates. We may not be able to acquire licenses on commercially reasonable terms or at all. Failure to license or otherwise acquire necessary technologies could materially and adversely affect our business, financial condition and results of operations.

If we cannot meet requirements under our in-license agreements, we could lose the rights to our therapeutic candidates, which could have a material adverse effect on our business.

We depend on in-licensing agreements with third parties to maintain the intellectual property rights to our therapeutic candidates. We have in-licensed rights from Biokine Therapeutics Ltd., or Biokine, with respect to our motixafortide therapeutic candidate; from the University of Massachusetts and from Kode Biotech Limited, or Kode Biotech, with respect to our AGI-134 therapeutic candidate; and from Innovative Pharmaceutical Concepts, Inc., or IPC, with respect to our BL-5010 therapeutic candidate. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements.” Our in-license agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these agreements. The royalty rates and revenue sharing payments vary from case to case but range from 20% to 29.5% of the consideration we receive from sublicensing the applicable therapeutic candidate and a substantially lower percentage (generally less than 5%) if we elect to commercialize the subject therapeutic candidate independently. Due to the relatively advanced stage of development of the compound licensed from Biokine, our license agreement with Biokine provides for royalty payments of 10% of net sales, subject to certain limitations, should we independently sell products. These in-license agreements last either throughout the life of the patents that are the subject of the agreements, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

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

In March 2017, we acquired substantially all the outstanding shares of Agalimmune Ltd., or Agalimmune, a privately held company incorporated in the United Kingdom. In conjunction with the acquisition, we entered into a development agreement with Agalimmune and its selling shareholders, or the Agalimmune Development Agreement, which, among other things, grants us an option to purchase any remaining Agalimmune shares. If we do not exercise this option within a certain period of time after achieving certain milestones or we commit a material breach of the Agalimmune Development Agreement, the selling shareholders have a reversionary option to acquire all the Agalimmune shares we hold for nominal consideration. If the exercise of this reversionary option is completed and our development work subsequently generates revenues for Agalimmune, we will only be entitled to a percentage of Agalimmune’s net proceeds, until such time as we have recouped the expenses we incurred in connection with the Agalimmune Development Agreement. Completion of the exercise of the reversionary option would result in the loss of our rights in the proprietary technology held by Agalimmune, which could have a material adverse effect on our business, financial condition and results of operations.

Modifications to our therapeutic candidates, or to any other therapeutic candidates that we may develop in the future, may require new regulatory clearances or approvals or may require us or our licensees, as applicable, to recall or cease marketing these therapeutic candidates until clearances are obtained.

Modifications to our therapeutic candidates, after they have been approved for marketing, if at all, or to any other pharmaceutical product or medical device that we may develop in the future, may require new regulatory clearance or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA requires pharmaceutical products and device manufacturers to initially make and document a determination of whether a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable regulations and guidelines that a modification may be implemented without pre-clearance by the FDA; however, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. If the FDA requires new clearances or approvals of any pharmaceutical product or medical device for which we or our licensees receive marketing approval, if any, we or our licensees may be required to recall such product and to stop marketing the product as modified, which could require us or our licensees to redesign the product and will have a material adverse effect on our business, financial condition and results of operations. In these circumstances, we may be subject to significant enforcement actions.

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

Risks Related to Intellectual Property

Our access to most of the intellectual property associated with our therapeutic candidates results from in-license agreements with biotechnology companies and a university, the termination of which would prevent us from commercializing the associated therapeutic candidates.

We do not conduct our own initial research with respect to the identification of our therapeutic candidates. Instead, we rely upon research and development work conducted by third parties as the primary source of our therapeutic candidates. As such, we have obtained our rights to our therapeutic candidates through in-license agreements entered into with biotechnology companies and a university that invent and own the intellectual property underlying our candidates. There is no assurance that such in-licenses or rights will not be terminated or expire due to a material breach of the agreements, such as a failure on our part to achieve certain progress milestones set forth in the terms of the in-licenses or due to the loss of the rights to the underlying intellectual property by any of our licensors. There is no assurance that we will be able to renew or renegotiate an in-licensing agreement on acceptable terms if and when the agreement terminates. We cannot guarantee that any in-license is enforceable or will not be terminated or converted into a non-exclusive license in the future. The termination of any in-license or our inability to enforce our rights under any in-license would materially and adversely affect our ability to commercialize certain of our therapeutic candidates.

We currently have in-licensing agreements relating to our therapeutic candidates that are in development or being commercialized. In 2012, we in-licensed the rights to motixafortide under a license agreement from Biokine. Under the license agreement for motixafortide, we are obligated to make commercially reasonable, good faith efforts to sublicense or commercialize motixafortide for fair consideration. Agalimmune in-licensed rights to AGI-134 under a license from the University of Massachusetts in 2013 and under a license from Kode Biotech in 2015. Under each of those license agreements, Agalimmune is obligated to use diligent efforts or cause its affiliates and sublicensees to use diligent efforts to develop the respective licensed technology and introduce licensed products into the commercial market. In 2007, we in-licensed the rights to BL-5010 under a license agreement with IPC. Under the BL-5010 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals.

Each of the foregoing in-licensing agreements, or the obligation to pay royalties thereunder, will generally remain in effect until the expiration, under the applicable agreement, of all the licensing, royalty and sublicense revenue obligations to the applicable licensors, determined on a product-by-product and country-by-country basis. We may terminate the motixafortide in-licensing agreement upon 90 days’ prior written notice to Biokine. Agalimmune may terminate each of the in-licensing agreements with University of Massachusetts and Kode Biotech relating to AGI-134, on 90 days’ notice. We may terminate the BL-5010 in-licensing agreement upon 30 days’ prior written notice to IPC.

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

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of March 1, 2020, we owned or exclusively licensed for uses within our field of business 33 patent families that collectively contain over 81 issued patents, four allowed patent applications and over 197 pending patent applications relating to our therapeutic candidates.

Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty. Our issued patents and the issued patents of our licensees or licensors may not provide us with any competitive advantages or may be held invalid or unenforceable as a result of legal challenges by third parties. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

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

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2020 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs if we are a PFIC.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we were a PFIC during certain prior taxable years and, although we have not determined whether we will be a PFIC for our taxable year ending December 31, 2020, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC for our taxable year ending December 31, 2020, or any subsequent year, and a U.S. Investor (as defined below) does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. Investor, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. Investor’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Investor to make a timely QEF or mark-to-market election. U.S. Investors who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Investors who made a timely QEF or mark-to-market election. A U.S. Investor can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we will annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

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

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. Furthermore, our business may be adversely impacted by risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the recent outbreak of novel coronavirus (COVID-19). A significant outbreak of contagious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

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

As a result of previous financings, we have warrants outstanding (i) for the purchase of 198,230 ADSs at an exercise price of $30.00 per ADS, (ii) for the purchase of 198,230 ADSs at an exercise price of $60.00 per ADS, (iii) for the purchase of 63,837 ADSs at an exercise price of $14.10 per ADS and (iv) for the purchase of 1,866,667 ADSs at an exercise price of $11.25 per ADS. In addition, as of March 12, 2020, in the framework of our Share Incentive Plan, there are outstanding stock options, restricted stock units and performance stock units (granted to directors, employees and consultants) for the purchase of 19.3 million ordinary shares with a weighted average exercise price of $0.77 per ordinary share.

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

Our reporting and functional currency is the dollar. However, we pay a significant portion of our expenses in NIS and in euro, and we expect this to continue. If the dollar weakens against the NIS or the euro in the future, there may be a negative impact on our results of operations. The revenues from our current out-licensing arrangements are payable in dollars and euros. Although we expect our revenues from future licensing arrangements to be denominated primarily in dollars, we are exposed to the currency fluctuation risks relating to the recording of our revenues in currencies other than dollars. For example, if the euro strengthens against the dollar, our reported revenues in dollars may be lower than anticipated. From time to time, we engage in currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the dollar. These measures, however, may not adequately protect us from material adverse effects.

We have received Israeli government grants and loans for certain research and development expenditures. The terms of these grants and loans may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants and loans.

Our research and development efforts were previously financed, in part, through grants and loans that we received from the Israel Innovation Authority, or the IIA (formerly the Office of the Chief Scientist of Israel’s Ministry of Economy and Industry, or the OCS). In addition, before we in-licensed motixafortide, Biokine had received funding for the project from the IIA, and as a condition to IIA consent to our in-licensing of motixafortide, we were required to agree to abide by any obligations resulting from such funding. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 1984, and related regulations, as amended, or the Research Law, with respect to these projects. Through December 31, 2019, we received approximately $22.0 million in funding from the IIA and paid the IIA approximately $7.0 million in royalties under our approved programs. As of December 31, 2019, we have no contingent obligation to the IIA other than for motixafortide as agreed when we in-licensed the project. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $3.2 million as of December 31, 2019. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future. Therefore, the likelihood of any payment obligation to the IIA with regard to the Biokine transaction is remote.

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

Our capital expenditures for the year ended December 31, 2017 were $0.3 million. Our capital expenditures for the years ended December 31, 2018 and 2019 were immaterial. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers like BioLineRx that file electronically with the SEC. The address of that site is www.sec.gov. We maintain a corporate website at www.biolinerx.com

B. Business Overview

We are a clinical-stage biopharmaceutical development company with a strategic focus on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates – motixafortide (BL-8040), a novel peptide for the treatment of solid tumors, hematological malignancies and stem cell mobilization, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. To date, except for BL-5010, none of our therapeutic candidates have been approved for marketing or sold commercially. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case-by-case basis, the commercialization of our therapeutic candidates independently.

 In January 2016, we entered into a collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, New Jersey) in the field of cancer immunotherapy, in the framework of which we are carrying out a clinical trial in pancreatic cancer.

Therapeutic Candidates

Motixafortide

Our clinical-stage lead therapeutic candidate, motixafortide, is a novel, short peptide that functions as a high-affinity antagonist for CXCR4. We are developing motixafortide for the treatment of solid tumors, AML and stem cell mobilization. CXCR4 is expressed by normal hematopoietic cells and overexpressed in various human cancers where its expression correlates with disease severity. CXCR4 is a chemokine receptor that mediates the homing and retention of hematopoietic stem cells, or HSCs, in the bone marrow, and also mediates tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and survival. Before “motixafortide” was approved by the World Health Organization in 2019 as an International Nonproprietary Name, this therapeutic candidate was known as BL-8040.

Inhibition of CXCR4 by motixafortide leads to the mobilization of HSCs from the bone marrow to the peripheral blood, enabling their collection for subsequent autologous or allogeneic transplantation in cancer patients. Clinical data has demonstrated the ability of motixafortide to mobilize higher numbers of long-term engrafting HSCs (CD34+CD38-CD45RA-CD90+CD49f+) as compared to G-CSF.

Motixafortide also mobilizes cancer cells from the bone marrow, detaching them from their survival signals and sensitizing them to chemotherapy. In addition, motixafortide has demonstrated a direct anti-cancer effect by inducing apoptosis (cell death) and inhibiting proliferation in various cancer cell models (multiple myeloma, non-Hodgkin’s lymphoma, leukemia, non-small-cell lung carcinoma, neuroblastoma and melanoma).

In the field of immuno-oncology, motixafortide mediates infiltration of T-cells while reducing immune regulatory cells in the tumor microenvironment. In clinical studies, the combination of motixafortide with immune checkpoint inhibitors, such as anti PD-1, has shown T-cell activation and a reduction in tumor cell numbers.

In September 2013, the FDA granted an Orphan Drug Designation to motixafortide as a therapeutic for the treatment of AML; and in January 2014, the FDA granted an Orphan Drug Designation to motixafortide as a treatment for stem cell mobilization. In January 2015, the FDA modified this Orphan Drug Designation for motixafortide for use either as a single agent or in combination with granulocyte colony-stimulating factor, or G-CSF. In February 2019, the FDA granted Orphan Drug Designation to motixafortide as a therapeutic for the treatment of pancreatic cancer. In January 2020, the European Medicines Agency, or EMA, granted an Orphan Drug Designation to motixafortide for the treatment of pancreatic cancer.

The following paragraphs are a summary of the clinical trials being carried out with motixafortide.

Solid tumors

➢
In January 2016, we entered into a collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, New Jersey) in the field of cancer immunotherapy. Based on this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT/KEYNOTE-202 study, focusing on evaluating the safety and efficacy of motixafortide in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in 37 patients with metastatic pancreatic adenocarcinoma, or PDAC. The study was an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. Top-line results from the initial dual combination arm of the trial showed that the combination demonstrated encouraging disease control and overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported motixafortide’s ability to induce infiltration of tumor-reactive T-cells into the tumor, while reducing the number of immune regulatory cells. In July 2018, we announced the expansion of the COMBAT/KEYNOTE-202 study under the collaboration to include a triple combination arm investigating the safety, tolerability and efficacy of motixafortide, KEYTRUDA and chemotherapy. We initiated this arm of the trial in December 2018. In December 2019, we announced that interim data from the study indicated that the triple combination therapy showed a high level of disease control, including seven partial responders and 10 patients with stable disease out of 22 evaluable patients. In January 2020, we completed recruiting a total of 40 patients for the study, and overall results are expected in mid-2020.

➢
In August 2016, in the framework of an agreement with MD Anderson Cancer Center, or MD Anderson, we entered into an additional collaboration for the investigation of motixafortide in combination with KEYTRUDA in pancreatic cancer. The focus of this study, in addition to assessing clinical response, was the mechanism of action by which both drugs might synergize, as well as multiple assessments to evaluate the biological anti-tumor effects induced by the combination. We supplied motixafortide for this Phase 2b study, which commenced in January 2017. Partial results from this study (based on a cut-off in July 2019 from 20 enrolled patients out of which 15 were evaluable) showed that the dual combination demonstrated clinical activity and encouraging overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported motixafortide’s ability to induce infiltration of tumor-reactive T-cells into the tumor.

➢
In September 2016, we entered into a collaboration with Genentech, Inc., or Genentech (a member of the Roche Group), in the framework of which Genentech carried out two Phase 1b/2 studies investigating motixafortide in combination with TECENTRIQ® (atezolizumab), Genentech’s anti-PDL1 cancer immunotherapy, in solid tumors. The clinical study collaboration between Genentech and us is part of MORPHEUS, Roche’s novel cancer immunotherapy development platform. Genentech commenced a Phase 1b/2 study for the treatment of pancreatic cancer in July 2017, as well as a Phase 1b/2 study in gastric cancer in October 2017. These studies evaluated the clinical response, safety and tolerability of the combination of these therapies, as well as multiple pharmacodynamic parameters. Top line results of both studies were presented at the ASCO Gastrointestinal Cancers Symposium, or ASCO GI, in January 2020. The dual combination arm in pancreatic cancer, which was based on an 18-week cutoff, demonstrated results that were in line with the chemotherapy control arm, both in terms of response rates and survival. These results were also in line with the results of Cohort 1 of the COMBAT trial that investigated the dual combination of motixafortide with KEYTRUDA in PDAC, further supporting our decision to add chemotherapy to the dual combination currently being investigated in Cohort 2 of the COMBAT trial. The dual combination arm in gastric cancer, which was based on a 24-week cutoff, also showed response rates that were in line with the chemotherapy control arm, while survival data of the chemotherapy arm was better than the dual combination arm. We do not expect additional studies under this collaboration at this time.

AML

➢
During 2016, we completed and reported on a Phase 2a proof-of-concept trial for the treatment of relapsed or refractory acute myeloid leukemia, or r/r AML, which was conducted on 42 patients at six world-leading cancer research centers in the United States and at five premier sites in Israel. The study included both a dose-escalation and a dose-expansion phase. Results from the trial showed detailed, positive safety and response rate data for subjects treated with a combination of motixafortide and high-dose cytarabine (Ara-C), or HiDAC. At the annual meeting of the European Hematology Association, or EHA, in June 2018, we presented positive overall survival data from the long-term follow-up part of this study. We continue to monitor long-term survival data for patients in the study and, in parallel, are planning our next clinical development steps in this indication.

➢
We are currently investigating motixafortide as a consolidation treatment together with cytarabine (the current standard of care) for AML patients who have responded to standard induction treatment and are in complete remission and, in this regard, are conducting a significant Phase 2b trial in Germany, in collaboration with the German Study Alliance Leukemia Group. The Phase 2b trial is a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of motixafortide in addition to standard consolidation therapy in AML patients. Up to 194 patients will be enrolled in the trial. We continue to discuss with our collaboration partners the conduct of an interim analysis on this study based on various factors, including the occurrence of a minimum number of reported relapse events and/or exposure to provide a reasonable statistical powering for the analysis. We currently estimate the timing of such interim analysis to be in mid-2020. Top-line results from the trial are not expected before 2022.

➢
In September 2017, we initiated a Phase 1b/2 trial in AML, known as the BATTLE trial, under the collaboration with Genentech referred to above in “― Solid tumors.”  The trial was to have focused on the maintenance treatment of patients with intermediate- and high-risk AML who have achieved a complete response following induction and consolidation therapy. Following several protocol amendments designed to increase study recruitment, we consulted with Genentech regarding feasibility of completing the study, and in August 2019 jointly decided to terminate the trial.

Stem cell mobilization

➢
In March 2015, we reported successful top-line safety and efficacy results from a Phase 1 safety and efficacy trial for the use of motixafortide as a novel stem cell mobilization treatment for allogeneic bone marrow transplantation at Hadassah Medical Center in Jerusalem.

➢
In March 2016, we initiated a Phase 2 trial for motixafortide in allogeneic stem cell transplantation, conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology, or WUSM. In May 2018, we announced positive top-line results of this study showing, among other things, that a single injection of motixafortide mobilized sufficient amounts of CD34+ cells required for transplantation at a level of efficacy similar to that achieved by using 4-6 injections of G-CSF, the current standard of care.

➢
In December 2017, we commenced a randomized, controlled Phase 3 registrational trial for motixafortide, known as the GENESIS trial, for the mobilization of HSCs for autologous transplantation in patients with multiple myeloma. The trial began with a lead-in period for dose confirmation, which was to include 10-30 patients and progress to the placebo-controlled main part, which is designed to include 177 patients in more than 25 centers. Following review of the positive results from treatment of the first 11 patients, the Data Monitoring Committee recommended that the lead-in part of the study should be stopped and that we should move immediately to the second part. Additional positive results from the lead-in period were reported at the annual meeting of the European Society for Blood and Marrow Transplantation held in March 2019, where it was announced that HSCs mobilized by motixafortide in combination with G-CSF were successfully engrafted in all 11 patients. Top-line results of this randomized, placebo-controlled main part of the study are expected in the second half of 2020.

Other matters

➢
In addition to the above, we are currently conducting, or planning to conduct, a number of investigator-initiated, open-label studies in a variety of indications to support the interest of the scientific and medical communities in exploring additional uses for motixafortide. These studies serve to further elucidate the mechanism of action for motixafortide. The results of studies such as these are presented from time to time at relevant professional conferences.

AGI-134

AGI-134, a clinical therapeutic candidate in-licensed by Agalimmune, is a synthetic alpha-Gal glycolipid immunotherapy in development for solid tumors that is highly differentiated from other cancer immunotherapies. AGI-134 is designed to label cancer cells with alpha-Gal via intra-tumoral administration, thereby targeting the body’s pre-existing, highly abundant anti-alpha-Gal (anti-Gal) antibodies and redirecting them to treated tumors. Binding of anti-Gal antibodies to the treated tumors results in activation of the complement cascade, which destroys the tumor cells and creates a pro-inflammatory tumor microenvironment that also induces a systemic, specific anti-tumor (vaccine) response to the patient’s own tumor neo-antigens. In August 2018, we initiated a Phase 1/2a clinical study for AGI-134 that is primarily designed to evaluate the safety and tolerability of AGI-134 given as monotherapy in unresectable metastatic solid tumors. The multi-center, open-label study is being carried out in the UK, US and Israel. Initial safety results from the first part of the study were announced at the beginning of September 2019; at the end of the same month, the second part of the study was commenced. Initial proof-of-mechanism of action and efficacy results from the second part of the study are expected by the end of 2020.

BL-5010

Our commercialized, legacy therapeutic product, BL-5010, is a customized, proprietary pen-like applicator containing a novel, acidic, aqueous solution for the non-surgical removal of skin lesions. In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo Company plc, or Perrigo, for the rights to BL-5010 for over-the-counter, or OTC, indications in Europe, Australia and additional selected countries. In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial launch of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016. Since then, Perrigo has invested in improving the product and during 2019 launched an improved version of the product in several European countries.

Our Strategy

Our objective is to become a leader in the development of novel therapeutics for the treatment of cancer. We have successfully advanced a number of therapeutic candidates into clinical development. We intend to commercialize our two clinical candidates, motixafortide and AGI-134, and any future candidates through out-licensing or co-development arrangements with third parties that may perform any or all of the following tasks: completing development, securing regulatory approvals, securing reimbursement codes from insurance companies and health maintenance organizations, manufacturing and/or marketing. If appropriate, we may also enter into co-development and similar arrangements with respect to any therapeutic candidate with third parties or commercialize a therapeutic candidate ourselves.

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, including the target indications and status of each candidate and our development partners:

Therapeutic Candidates

Motixafortide

The following paragraphs are a high-level summary of the therapeutic areas we are currently investigating for motixafortide:

Solid malignancies (e.g., pancreatic, gastric). Novel, emerging therapeutic approaches for targeting solid tumors are being developed and tested. Combinational therapies of immune checkpoint inhibitors with immuno-oncology supporting agents, with or without chemotherapy, are among the most promising experimental treatments for solid malignancies.

 Pancreatic cancer has a low rate of early diagnosis, a high mortality rate and a poor five-year survival prognosis. Symptoms are usually non-specific and as a result, pancreatic cancer is often not diagnosed until it reaches an advanced stage. Once the disease has metastasized, or spread to other organs, it becomes especially hard to treat. Each year, about 185,000 individuals globally are diagnosed with this condition, and an estimated 56,700 individuals were diagnosed with pancreatic cancer in the US during 2019. The overall five-year survival rate among pancreatic cancer patients is 7-8%, which constitutes the highest mortality rate among solid tumor malignancies; among those diagnosed with metastatic disease, the overall five-year survival rates is only 3%. Recent developments that have improved the survival in many cancer types have not been effective for pancreatic cancer patients, highlighting the need for the development of new therapeutic options.

Acute Myeloid Leukemia, or AML, is a cancer of the blood and bone marrow and is the most common type of acute leukemia in adults. The Surveillance, Epidemiology and End Results program, or SEER, of the National Cancer Institute estimated that in the United States there would be approximately 21,450 new cases of AML diagnosed during 2019. AML is generally a disease of older people and is uncommon before the age of 45. The average age of newly diagnosed AML patients is 68. The first treatment line for patients with AML includes a combination of chemotherapy drugs and is called induction treatment. The majority of patients achieving complete response, or CR, will eventually relapse, most of them during the first three years of receiving induction chemotherapy. The next step of treatment after relapse is salvage therapy. A common approach is to induce a second remission and follow treatment with allogeneic hematopoietic stem cell transplantation or allo-SCT to consolidate second CR in eligible patients, although the duration of second remission is usually short than the first remission. Due to relapsed or refractory disease (where the disease is not responsive to standard treatments), the overall five-year survival rate for AML ranges between 10% and 40%. With current standard chemotherapy treatments, approximately 25-30% of adults under the age of 60 will survive more than five years, while in the elderly patient population, only less than 10% will survive more than five years.

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

Regulatory Approvals.

United States

In September 2013, the FDA granted an Orphan Drug Designation to motixafortide as a therapeutic for the treatment of AML. In January 2014, the FDA granted an Orphan Drug Designation to motixafortide for use, in combination with G-CSF, in mobilizing human stem cells from the bone marrow to the peripheral blood for collection for autologous or allogeneic (donor-based) transplantation. In January 2015, the FDA modified this Orphan Drug Designation for motixafortide for use either as a single agent or in combination with G-CSF. In February 2019, the FDA granted Orphan Drug Designation to motixafortide for use in the treatment of pancreatic cancer. Orphan Drug Designation is granted to therapeutics intended to treat rare diseases that affect not more than 200,000 people in the United States. Orphan Drug Designation entitles the sponsor to a seven-year marketing exclusivity period and clinical protocol assistance with the FDA, as well as federal grants and tax credits.

European Union

In January 2020, the EMA granted an Orphan Drug Designation to motixafortide for the treatment of pancreatic cancer. The EMA grants orphan medicinal product designation to investigational drugs intended to treat, prevent or diagnose a life-threatening or chronically debilitating disease affecting fewer than five in 10,000 people in the EU and for which no satisfactory treatment is available or, if such treatment exists, the medicine must be of significant benefit to those affected by the condition. Orphan medicinal product designation provides regulatory and financial incentives for companies to develop and market therapies, including ten years of market exclusivity, protocol assistance, fee reductions and EU-funded research.

Preclinical Results.

In vitro and in vivo studies have shown that motixafortide binds CXCR4 with high affinity (7.9 pM) and occupies it for prolonged periods of time (>48h). These studies have shown that motixafortide mobilizes cancer cells from the bone marrow and may therefore detach these cells from survival signals in the bone marrow microenvironment as well as sensitize them to chemo- and bio-based anti-cancer therapies. In addition, motixafortide directly induces apoptosis of cancer cells. Motixafortide was efficient, both alone and in combination with chemotherapy, in reducing malignant bone marrow cells and stimulating their cell death.

In August 2013, we announced that motixafortide has been shown in preclinical trials to be effective for the treatment of thrombocytopenia, or reduced platelet production.

In December 2013, we presented preclinical data at the annual meeting of the American Society of Hematology (ASH), showing that motixafortide directly inhibits AML cell growth and induces cell death, both in cell cultures and in mice engrafted with human AML cells. In addition, motixafortide showed the ability to induce mobilization of AML cells from the bone marrow into the blood circulation, thereby enhancing the chemotherapeutic effect of ARA-C (one of the standard-of-care chemotherapies for AML). The data also showed that motixafortide’s effects were even more robust in cells harboring the FLT3 mutation, and a synergistic effect was observed when motixafortide was combined with the FLT3 inhibitor AC220 (Quizartinib).

At the annual meeting of ASH in December 2016, detailed preclinical data on the mechanism-of-action by which motixafortide directly induces apoptosis of AML cells was presented by Prof. Amnon Peled of the Hadassah Medical Center and Biokine. The results of the preclinical studies showed that motixafortide treatment in vivo triggered mobilization of AML blasts from their protective bone marrow microenvironment and induced their terminal differentiation, further supporting the data we presented at the American Association for Cancer Research annual conference earlier in 2016. In addition, the studies illustrate how motixafortide increases the expression and activity of a special class of microRNA precursors termed miR-15a/16-1. These microRNA molecules have been previously linked to cancer and shown to suppress the activity of several tumor-related pro-survival proteins. Therefore, by increasing the expression of miR-15a/16-1 microRNA molecules, motixafortide decreases the expression of tumor-survival proteins and promotes tumor cell death. Importantly, in both in vitro and in vivo experiments, motixafortide was found to synergize with a selective Bcl-2 inhibitor (Venetoclax) and an FLT3 inhibitor (Quizartinib, also known as AC220) in inducing AML cell death, pointing at potential drug combination treatments.

At the ASCO-SITC Clinical Immuno-Oncology Symposium, or ASCO-SITC, in January 2018, we presented preclinical data showing that motixafortide augments the ability of the immune system to fight cancer by increasing the infiltration of anti-tumor-specific T-cells into the TME, resulting in decreased tumor growth and prolonged survival in a murine model of cancer. In the preclinical study, a murine model of cancer was used to assess the effects of motixafortide in combination with a cancer vaccine that primes the immune system against the tumor. The results of the study show that combining motixafortide with the cancer vaccine leads to a significantly enhanced anti-tumor immune response, which attenuates tumor growth and prolongs mouse survival better than either agent administered alone. The results go on to demonstrate that motixafortide significantly increases the abundance of tumor-specific T-cells in the TME, suggesting an explanation for the enhanced efficacy of the combination over either agent when administered alone.

At the annual meeting of SITC in November 2019, we presented positive preclinical results further elucidating the mechanism of action of motixafortide in combination with an anti PD-1 and chemotherapy. The pre-clinical study assessed the effects of motixafortide, anti-PD-1 and chemotherapy (Irinotecan, Fluorouracil and Leucovorin), both alone and in various combinations, on tumor growth and immune cell constitution in a mouse model for pancreatic cancer. The key findings were that the triple combination of motixafortide+anti-PD-1+chemotherapy (a) had a significantly better effect on tumor growth compared to chemotherapy alone or any dual combination with chemotherapy and (b) showed the best effect in modulation of the tumor microenvironment, resulting in reduction in immunosuppressive cells, and accompanied by increase of activated T effector cells.

Clinical Trials.

Solid tumors

COMBAT-KEYNOTE-202 Study

In January 2016, we entered into a collaboration with MSD in the field of cancer immunotherapy. In the framework of this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT/KEYNOTE-202 study, focusing on evaluating the safety and efficacy of motixafortide in combination with KEYTRUDA, MSD’s anti-PD-1 therapy, in patients with metastatic pancreatic adenocarcinoma. Findings in the field of immuno-oncology suggest that CXCR4 antagonists such as motixafortide may be effective in inducing the migration of anti-tumor T-cells into the tumor micro-environment. KEYTRUDA is a humanized monoclonal antibody that works by blocking co-inhibitory T-cell activation signals, thereby increasing the ability of the body’s immune system to help detect and fight tumor cells. KEYTRUDA blocks the interaction between PD-1 and its ligands, PD-L1 and PD-L2, thereby activating T lymphocytes, which may affect both tumor cells and healthy cells. The study is an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of motixafortide and KEYTRUDA as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. According to the terms of our collaboration agreement with MSD, we are sponsoring and performing the COMBAT/KEYNOTE-202 study and MSD is supplying its compound for purposes of the study. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.

Partial results from the motixafortide monotherapy portion of this trial were presented at ASCO-GI in January 2018. These results show that motixafortide was safe and well-tolerated, and that it induced an increase in the number of total immune cells in the peripheral blood, while the frequency of peripheral blood regulatory T-cells (Tregs), known to impede the anti-tumor immune response, was decreased. In addition, analysis of available biopsies (N=7) showed infiltration of effector T-cells, known to attack cancer cells, into the tumor periphery and tumor micro-environment (TME). In this regard, the results show up to a 15-fold increase in CD3+ T-cells, and up to a two-fold increase in CD8+ T-cells, in the TME of 43% (3/7) of the patients, after five days of motixafortide monotherapy.

In October 2018, we announced encouraging top-line results from the dual combination arm of the COMBAT/KEYNOTE-202 study at the European Society for Medical Oncology 2018 Congress. The data show that the treatment regimen was safe and well tolerated. The disease control rate (patients exhibiting a response or stable disease) was 34.5% for the evaluable population (N=29), including one patient (3.4%) with a partial response showing a 40% reduction in tumor burden, as well as nine patients (31%) with stable disease, with a median treatment time of 72 days (37-267). Median overall survival (OS) in all patients (N=37) was 3.3 months with a six-month survival rate of 34.4%. A significant observation was made in the subpopulation of patients receiving the study drugs as a second-line treatment (N=17), where the median overall survival was 7.5 months, with a six-month survival rate of 51.5%. This compares favorably with historical median overall survival data of 6.1 months for the only currently approved second-line PDAC treatment (a chemotherapy combination of Onivyde®, 5-FU and leucovorin). Additional data from in-depth analyses of biopsies taken at screening and following monotherapy or combination treatment of motixafortide and KEYTRUDA demonstrate that in 75% of the available biopsies, motixafortide treatment promotes an increase in the number of infiltrating CD4+, CD8+ and CD8+Granzyme B+ cytotoxic T-cells. The greatest improvement in T-cell infiltration was observed following combination treatment of motixafortide and KEYTRUDA and was correlated with stable disease for eight cycles of treatment. Furthermore, increased infiltration of activated CD4 and CD8 T-cells was accompanied by a pronounced decrease in the number of tumor cells, as well as by a decrease in myeloid-derived suppressor cells, a cell type known to impede the antitumor immune response.

As a result of the encouraging data, the collaboration with MSD was expanded to include an additional cohort that will test the effect of the triple combination of motixafortide, KEYTRUDA and chemotherapy (Onivyde®/5-fluorouracil/leucovorin, the only second-line approved treatment for pancreatic cancer). We initiated this additional arm of the trial in December 2018 to investigate the safety, tolerability and efficacy of this triple combination. The triple combination arm focuses on second-line pancreatic cancer patients and includes approximately 40 patients with unresectable metastatic pancreatic adenocarcinoma who have progressed following first-line therapy prior to enrollment. Patients receive motixafortide monotherapy priming treatment for five days, followed by repeat cycles of the combination of chemotherapy, KEYTRUDA and motixafortide until progression. The primary endpoint of the study is the objective response rate (ORR) assessed by RECIST v1.1 criteria. Secondary endpoints include overall survival, progression free survival, and the disease control rate.

At the European Society of Medical Oncology Immuno-Oncology Congress (ESMO IO) 2019 in December 2019, we presented partial results from the triple combination arm of the study. Out of 36 enrolled patients, 30 patients were evaluable for safety and 22 were evaluable for efficacy. The best response for the evaluable population of 22 patients showed 7 partial response (PR) and 10 stable disease (SD) patients, resulting in an overall response rate (ORR) of 32% and a disease control rate (DCR) of 77%. These data compare favorably with the current chemotherapy standard-of-care treatment (Onivyde®/5-fluorouracil/leucovorin) in second-line patients with ORR of 17% and DCR of 52%. The combination showed continuity of effect, in that 5 patients with stable disease became partial responders as treatment continued. Out of the 7 partial responders, 5 were still on treatment as of the presentation date, with a current maximum treatment time of 330+ days; and 4 responders showed a reduction in tumor burden of >50%.  The median duration of clinical benefit until progression for the 17 patients with disease control (7 PR and 10 SD patients) was 7.8 months. The combination was generally well tolerated, with a safety profile consistent with the individual safety profile of each component alone; adverse event and severe adverse event profiles were as expected with chemotherapy-based treatment regimens.

Progression-free and overall survival results from the triple combination arm of the study are expected in mid-2020.

MD Anderson Cancer Center study

In August 2016, we entered into an agreement with MD Anderson in regard to an additional collaboration for the investigation of motixafortide in combination with KEYTRUDA in pancreatic cancer. The study was conducted as an investigator-sponsored study, as part of a strategic clinical research collaboration between Merck and MD Anderson aimed at evaluating KEYTRUDA in combination with various treatments and novel drugs, including motixafortide. The open-label, single center, single-arm Phase 2b study focused on the mechanism of action by which both drugs might synergize. In addition to assessing clinical response, the study included multiple assessments to evaluate the biological anti-tumor effects induced by the combination. We supplied motixafortide for the study, which commenced in January 2017.

Partial results of the MD Anderson study were presented at the SITC annual meeting in November 2019. Of the 20 patients enrolled, 15 were evaluable for the primary endpoint of radiologic response. Of these 15 evaluable patients, one patient showed a partial response, two patients had stable disease and 12 patients experienced disease progression, resulting in a disease control rate of 20%. The overall median time to progression was two months, while the median time to progression for patients showing disease control was seven months. Median overall survival was seven months, while median survival for the patients showing disease control was 12 months. The combination was generally well tolerated with injection site discomfort being the most commonly reported adverse event. Four patients experienced grade 3 toxicities and one patient had a grade 4 dyspnea.

Genentech studies

In September 2016, we entered into a collaboration with Genentech to support several Phase 1b/2 studies investigating motixafortide in combination TECENTRIQ, Genentech’s anti-PDL1 cancer immunotherapy, in multiple cancer indications. The clinical study collaboration between Genentech and us is part of MORPHEUS, Roche’s novel cancer immunotherapy development platform. MORPHEUS is a phase 1b/2 adaptive platform to assess the efficacy and safety of combination cancer immunotherapies.

In July 2017, Genentech commenced a Phase 1b/2 trial to evaluate the combination of TECENTRIQ and motixafortide in metastatic pancreatic ductal adenocarcinoma. In September 2017, Genentech commenced an additional Phase 1b/2 trial to evaluate the combination of TECENTRIQ and motixafortide in gastric cancer. Fifteen patients were enrolled in each of these studies. Each study was multicenter, randomized, controlled and open-label, intended to evaluate the clinical response, safety and tolerability, as well as multiple pharmacodynamic parameters, of the drug combination. Initially, patients received motixafortide injections as priming monotherapy, after which they received both motixafortide and TECENTRIQ. Top line results of both studies were presented at ASCO GI in January 2020. See “—Therapeutic Candidates — Motixafortide —Solid tumors” above for details as to these results We do not expect any additional studies under this collaboration at this time.

AML

Phase 2a study

During 2016, we completed and reported on the results of a Phase 2a clinical trial studying the use of motixafortide for the treatment of relapsed/refractory AML, or r/r AML. The study was conducted at six sites in the United States, including MD Anderson in Houston, Memorial Sloan-Kettering Cancer Center in New York, Mayo Clinic in Jacksonville, Johns Hopkins University in Baltimore, Northwestern Memorial Hospital in Chicago and Washington University in St. Louis, as well as at five well-known sites in Israel. The study was an open-label study under an IND, designed to evaluate the safety and efficacy profile of repeated escalating doses of motixafortide in combination with HiDAC in adult subjects with r/r AML. The study was comprised of two parts – a dose escalation Phase and an expansion Phase at the highest tolerated dose found during the escalation Phase. The primary endpoints of the study were the safety and tolerability of the drug. Secondary endpoints included the pharmacokinetic profile of the drug and an efficacy evaluation, indicated by the extent of mobilization of cancer cells from the bone marrow to the peripheral blood, the level of cancer cell death (apoptosis) and clinical responses.

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

The results showed that treatment with motixafortide in combination with HiDAC, was safe and well tolerated at all doses tested up to and including the highest dose level of 2.0 mg/kg. Response to treatment was associated with efficient CXCR4 inhibition, resulting in high mobilization of blasts. The composite complete remission rate, including both CR and CRi, was 38% in subjects receiving up to two cycles of motixafortide treatment at doses of 1 mg/kg and higher (n=39). In the 1.5 mg/kg dose selected for the expansion Phase of the study (n=23), the composite complete remission rate was 39%. These response rates are superior to the historical response rate of approximately 19% reported for high-risk AML patients treated with Ara-C alone in Phase 3 randomized trials. The ongoing follow-up of patients participating in the study’s expansion Phase and responding to the combination treatment suggests long durability of the remissions achieved, with two-thirds of these patients still alive, based on a follow-up period to date of up to 12 months. Results further show that motixafortide monotherapy had a substantial therapeutic effect. Treatment with motixafortide as a single agent triggered robust mobilization of AML blasts from the bone marrow to the peripheral blood stream, and the extent of mobilization was correlated with a positive response to treatment. The preferential mobilization of AML blasts over normal cells (4.7-fold vs. 1.4-fold, respectively) was further confirmed by analysis using the fluorescence in situ hybridization, or FISH, technique in a subset of patients. In addition, motixafortide monotherapy resulted in a 40% increase in AML blast apoptosis.

In June 2018, at the 23rd Congress of the EHA in Stockholm, Sweden, we reported long-term survival data from the study that showed significantly enhanced overall survival of r/r AML patients treated with a combination of motixafortide and HiDAC. The response rate for all dosing levels was 29% and median overall survival was 9.1 months, compared with historical data on overall survival of 6.1 months for HiDAC alone. In addition, a statistically significant correlation between patient response and the mobilization of AML blasts was reported. Responding patients demonstrated a clear and significant increase in the number of AML blasts in the peripheral blood following motixafortide treatment, whereas non-responding patients were largely unaffected. In patients receiving the 1.5 mg/kg dose selected for expansion (n=23), the response rate was 39% and median overall survival was 10.7 months with one-year, two-year and three-year survival rates of 38.1%, 23.8% and 23.8%, respectively. Furthermore, median overall survival for responding patients at the 1.5 mg/kg dose (n=9) was 21.8 months, with one-year, two-year and three-year survival rates of 66.7%, 44.4% and 44.4%, respectively. Responding patients also demonstrated a statistically significant mean 6.3-fold increase (p=0.003) in the number of AML blasts in the peripheral blood following motixafortide monotherapy treatment, whereas in non-responding patients the mean-fold increase was minor and non-significant (1.66-fold; p=0.21).

BLAST study

We are also investigating a second AML treatment line – consolidation therapy – in a large randomized, controlled Phase 2b trial in Germany, known as the BLAST study. This study is examining motixafortide as part of a second-stage treatment, termed consolidation therapy, to improve outcomes for the approximately 70% of AML patients who have achieved remission after the standard initial treatment regimen, known as induction therapy. The consolidation therapy is aimed at eliminating the minimal residual disease left in the bone marrow after induction therapy that can lead to relapse in 40-60% of the patients within 12-18 months after entering remission.

The Phase 2b trial, which is being conducted in collaboration with the University of Halle as sponsor and with the participation of two large leukemia study groups in Germany, is a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of motixafortide in addition to standard consolidation therapy in AML patients. The primary endpoint of the study is to compare the RFS time in AML subjects in their first remission during a minimum follow-up time of 18 months after randomization. In addition, pharmacodynamic measurements will be conducted in order to assess the minimal residual disease, and biomarker analyses will be performed to identify predictors of motixafortide response. The study, which is being carried out at 29 sites in Germany, will enroll up to 194 patients. AML patients between 18 and 75 years of age with documented first remission will be randomized in a 1:1 ratio to receive HiDAC, either with motixafortide or with a matching placebo, as consolidation therapy.  We continue to discuss with our collaboration partners the conduct of an interim analysis on this study based on various factors, including the occurrence of a minimum number of reported events and/or exposure to provide a reasonable statistical powering for the analysis. Our current best estimate for the timing of such potential interim analysis is the second half of 2020. Top-line results from the trial are not expected before 2022.

Stem cell mobilization

In a Phase 1/2a, open-label, dose escalation, safety and efficacy clinical trial in 18 multiple myeloma patients, motixafortide demonstrated a good safety profile at all doses tested and was highly effective in combination with G-CSF, in the mobilization of hematopoietic stem cells from the bone marrow to the peripheral blood for autologous transplantation. All patients receiving transplants (n=17) exhibited rapid engraftment, with median time to neutrophil and platelet recovery of 12 and 14 days, respectively, at the highest dose given (0.9 mg/kg).

In March 2015, we announced successful top-line results from a Phase 1 trial for motixafortide as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation in healthy volunteers, where they can be potentially harvested for allogeneic transplant supporting the treatment of hematological indications. The study was conducted at the Hadassah Medical Center in Jerusalem and consisted of two parts. The first part of the study was a randomized, double-blind, placebo-controlled, dose-escalation study in three cohorts of eight participants each, with each participant receiving two consecutive injections of motixafortide. Results show that motixafortide is safe and well tolerated up to the maximal tested dose of one mg/kg, and that dramatic mobilization of CD34+ hematopoietic stem and progenitor cells, or HSPCs, was observed across all doses tested. The robust mobilization supports the further use of a single injection of motixafortide for HSPC collection.

In the second part of the Phase 1 study, eight healthy participants received a single injection of motixafortide at the highest tested dose of 1 mg/kg, and four hours later underwent a single, standard leukapheresis procedure. Robust and rapid stem cell mobilization was evident in all treated participants, supporting a novel approach to stem cell collection. The median level of collected stem cells was higher than 11 x 106 cells per kg, which is more than two-fold higher than the target concentration, and five-fold higher than the minimum concentration, necessary for transplantation. In addition, the level of HPSCs in the peripheral blood circulation 24 hours after injection of motixafortide enabled an additional apheresis on Day 2, if needed. These data support the use of motixafortide as a single-agent, single-injection, one-day regimen for the collection of stem cells.

Phase 2 study

In March 2016, we announced the initiation of a Phase 2 trial for motixafortide as a novel approach for the mobilization and collection of bone marrow stem cells from the peripheral blood circulation for allogeneic bone marrow transplantation. The open-label study was conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology, and enrolled up to 24 donor/recipient pairs, aged 18-70. The trial was designed to evaluate the ability of motixafortide, as a single agent, to promote stem cell mobilization for allogeneic transplantation. On the donor side, the primary endpoint of the study was the ability of a single injection of motixafortide to mobilize 2x106 CD34 cells for transplantation following up to two apheresis collections. On the recipient side, the study aimed to evaluate the functionality and engraftment following transplantation of the motixafortide collected graft. The study also evaluated the safety and tolerability of motixafortide in healthy donors, as well as graft durability, the incidence of grade 2-4 acute graft versus host disease (GVHD), chronic GVHD, relapse and other recipient-related parameters in patients who have undergone transplantation of hematopoietic cells mobilized with motixafortide.

In May 2018, we announced positive results from the study. Single-agent treatment with motixafortide showed efficacy similar to standard of care (currently, a four- to five-day treatment cycle with G-CSF and a one- to two-day apheresis procedure) in only one administration of motixafortide. In addition, motixafortide showed results that were comparable to the standard of care in recipient engraftment, with all transplanted recipients successfully engrafting with motixafortide-mobilized grafts.

Phase 3 study

In December 2017, we initiated a Phase 3 registration study for motixafortide in autologous stem cell mobilization. The trial, known as the GENESIS study, is a randomized, placebo-controlled, multicenter study, evaluating the safety, tolerability and efficacy of motixafortide and G-CSF, compared to placebo and G-CSF, for the mobilization of HSCs for autologous transplantation in multiple myeloma patients. The study began with an open-label, single-arm lead-in period, which was to include 10-30 patients in order to assess safety and efficacy following treatment with motixafortide plus G-CSF. Results of the first 11 patients showed that motixafortide in combination with standard G-CSF treatment is safe and tolerable. In addition, the data showed that 9/11 patients (82%) reached the primary endpoint threshold of ≥ 6x106 CD34 cells/kg with only one dose of motixafortide and in up to 2 apheresis sessions. Furthermore, seven of the 11 patients (64%) reached the threshold of ≥ 6x106 CD34 cells/kg in a single apheresis session only. These data demonstrated the potential of motixafortide treatment to reduce the number of administrations and apheresis sessions, as well as hospitalization costs, related to the preparation of multiple myeloma patients for autologous HSC transplantation.  Following review of these positive results, the Data Monitoring Committee recommended that the lead-in part of the study should be stopped and that we should move immediately to the placebo-controlled main part, which is designed to include 177 patients in more than 15 centers. Additional positive results from the lead-in period were reported at the annual meeting of the European Society for Blood and Marrow Transplantation held in March 2019, where it was announced that HSCs mobilized by motixafortide in combination with G-CSF were successfully engrafted in all 11 patients. Treatment in the main part of the study will include five to eight days of G-CSF, with a single dose of motixafortide or placebo on Day 4 and an optional additional dose of motixafortide or placebo on Day 6. Apheresis for stem cell collection will be performed on day 5. Further apheresis sessions may be conducted if needed in order to reach the benchmark of ≥ 6x106 mobilized CD34+ cells. The primary objective of the study is to demonstrate that motixafortide on top of G-CSF is superior to G-CSF alone in the ability of mobilize ≥ 6x106 CD34+ cells in up to two apheresis sessions. Secondary objectives include time to engraftment of neutrophils and platelets and durability of engraftment, as well as other efficacy and safety parameters. Top-line results of this randomized, placebo-controlled main part of the study are expected in the second half of 2020.

Other clinical results

At the annual meeting of ASH in December 2017, clinical data supporting motixafortide as a robust mobilizer of HSCs associated with long-term engraftment was presented by Prof. Amnon Peled. HSCs are cells found in the bone marrow, peripheral blood or umbilical cord blood that are responsible for generation and replenishment of all blood cell progenitors and eventually mature cells. It is therefore believed to be beneficial for a variety of therapeutic purposes, such as transplantation for people with hematological malignancies or for the therapy of blood or immune system disorders. The success of long-term HSC engraftment depends largely on the amount and quality of HSCs (CD34+ CD38- CD45RA- CD90+ CD49f+). The data presented demonstrate that human CD34+ cells from motixafortide-mobilized grafts contain high numbers of HSC (CD34+, CD38-, CD45RA-, CD90+, CD49f+) associated with long-term engraftment, compared to cells mobilized by granulocyte colony stimulating factor (G-CSF). An associated in vivo study further showed that motixafortide-mobilized HSCs can successfully engraft the bone marrow and spleen of immunodeficient mice. In addition, a robust long-term engraftment of motixafortide-mobilized human CD34+ cells was seen in these mice in primary and secondary transplants.

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

AGI-134 is injected into the tumor, where it coats the tumor cell membranes, resulting in alpha-gal being exposed on the tumor cell surface. Anti-Gal antibodies bind to the alpha-gal part of AGI-134 to produce an initial immune response that activates complement-dependent and antibody-dependent cellular cytotoxicity (cell death). This cytotoxicity generates immune-tagged cells and cellular debris that trigger an uptake of tumor-associated antigens by antigen-presenting cells (APCs). These APCs induce a follow-on systemic immune response by the activation and clonal expansion of T-cells to the patient’s own neo-antigens. This approach not only targets the primary injectable tumor but has also demonstrated efficacy against existing distant secondary tumors. Furthermore, the mechanism of action suggests the potential of long-term protection against future metastases.

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

In August 2018, we initiated a Phase 1/2a clinical study for AGI-134 that is primarily designed to evaluate the safety and tolerability of AGI-134 given as monotherapy in unresectable metastatic solid tumors. Additional objectives are to perform a wide array of biomarker studies, to demonstrate the mechanism of AGI-134 and to assess its efficacy by clinical and pharmacodynamic parameters. The multicenter, open-label study is being carried out in the United Kingdom, United States and Israel.

The study is comprised of two parts: (i) an accelerated dose-escalation part to assess the safety and tolerability of intratumorally injected AGI-134 as a monotherapy, as well as to determine the maximum tolerated dose and the recommended dose for part 2 of the study and (ii) a dose expansion part at the recommended dose, designed to assess the safety, tolerability and anti-tumor activity of AGI-134 as a monotherapy in a basket cohort of multiple solid tumor types.. The first part of the study was completed in September 2019, with AGI-134 being found to be safe and well tolerated, with no serious drug-related adverse events or dose-limiting toxicities reported. The maximal tolerated dose was not reached and the recommended dose for part 2 of the study was determined. We commenced the second part of the study in September 2019, and initial proof-of-mechanism efficacy results from this part of the study are expected by the end of 2020.

In November 2018, the FDA granted the Biological Product Designation for AGI-134. This designation provides the Company with eligibility to obtain 12 years of market exclusivity upon approval of the product for commercial use by the FDA. This regulatory market exclusivity adds an incremental layer of protection in addition to that afforded by existing patents granted in the United States and Europe, and pending in other countries, covering the use of AGI-134 for the treatment of solid cancer tumors.

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

Development and Commercialization Arrangement. In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo for the rights to BL-5010 for OTC indications in Europe, Australia and additional selected countries. We retain the OTC rights to BL-5010 in the United States and the rest of the world, as well as the non-OTC rights on a global basis. Under our out-licensing arrangement with Perrigo, Perrigo is obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Perrigo will sponsor and manufacture BL-5010 in the relevant regions. Compensation by Perrigo for the exclusive license includes an agreed amount for each unit sold. In addition, we will have full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights. In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial product launch of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016. Since then, Perrigo has invested in improving the product and during 2019 launched an improved version of the product in several European countries.

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

Collaboration and Out-Licensing Agreements

Collaboration Agreement with MSD

See “—Therapeutic Candidates — Motixafortide — Clinical Trials — Solid tumors” for details regarding our collaboration with MSD.

Investment and Collaboration Agreement with Novartis

In December 2014, we entered into a multi-year strategic collaboration agreement with Novartis designed to facilitate development and commercialization of Israeli-sourced drug candidates. As part of the collaboration agreement, Novartis made an initial equity investment in us of $10 million. We in-licensed three pre-clinical projects in the framework of the collaboration. All those projects were subsequently terminated due to lack of efficacy and other scientific considerations, as well as market considerations. The collaboration agreement with Novartis expired at the end of November 2019.

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

Compensation by Perrigo for the exclusive license includes the payment to us of an agreed percentage of the gross revenue of sales of licensed products. We must pay a portion of all net consideration we receive from Perrigo, within our standard range of sublicense receipt consideration, to IPC, the company from which we initially in-licensed the development rights to BL-5010. See “— In-Licensing Agreements — BL-5010.”

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

•
Milestone payments. These payments are generally linked to the successful achievement of milestones in the development and approval of drugs, such Phases 1, 2 and 3 of clinical trials and approvals of NDAs.

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

Motixafortide

In September 2012, we in-licensed the rights to motixafortide under a license agreement with Biokine. Pursuant to the agreement, Biokine granted us an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to a short peptide that functions as a high-affinity antagonist for CXCR4 and the uses thereof.

There were no upfront payments due under the agreement. We are obligated to pay a monthly development fee of $27,500 for certain development services that Biokine has committed to provide to us under the agreement. The payment of this monthly fee will continue until the completion of the last clinical trial in which motixafortide is planned to be tested, or is being tested with, at least 20 subjects.

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

Before we in-licensed motixafortide, Biokine had received funding for the project from the IIA, and as a condition to IIA giving its consent to our in-licensing of motixafortide, we were required to agree to abide by any obligations resulting from such funding. However, if we become legally required to make payments to the IIA in respect of grants made to Biokine, we have the right to offset the full amount of such grants from any payments otherwise due to Biokine as sublicensing royalties as described above.

We are obligated under the agreement with Biokine to make commercially reasonable, good faith efforts to sublicense or commercialize motixafortide for fair consideration. If we do not fulfill this obligation within 24 months after completion of the development plan, all of the rights and responsibilities with respect to commercialization of the licensed technology will revert to Biokine, and our obligation to pay royalties for sales of any licensed products or sublicensing as described above will revert to Biokine.

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

License from the University of Massachusetts

In 2013, Agalimmune entered into an exclusive license agreement with the University of Massachusetts, which was amended and restated in February 2017, for rights to intellectual property related to AGI-134. Pursuant to the agreement, Agalimmune has an exclusive, worldwide, royalty-bearing, sublicensable license to develop, manufacture, use, import and sell licensed products. Agalimmune is obligated to use diligent efforts to develop the licensed products and to introduce them into the commercial market. The agreement sets forth specific development milestones that Agalimmune is required to fulfill. In consideration of the grant of the license, Agalimmune is obligated to pay upfront license fees, annual maintenance fees, milestone payments, and low, single digit royalty payments on the net sales of licensed products. In addition, the agreement provides that following a change of control event, Agalimmune will allot to the University 6% of its shares on a fully diluted basis. The agreement will remain in full effect until the later of expiration or abandonment of all valid claims in the licensed patents or 10 years from the date of first sale of a licensed product. Agalimmune may terminate the agreement for any reason on 90 days’ prior written notice to the University.

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

Patents

As of March 15, 2020, we owned or exclusively licensed for uses within our field of business 33 patent families that collectively contain over 81 issued patents, four allowed patent applications and over 197 pending patent applications relating to the three candidates listed below. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our three therapeutic candidates are described below and include both issued patents and pending patent applications we exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

•
With respect to motixafortide, we have an exclusive license to two patent families that cover the molecule that is the active ingredient of our proprietary drug. Patents and patent applications of these families have been granted or are pending in the U.S., Europe, Japan and Canada. The patents and any patents to issue in the future based on pending patent applications in these families will expire in 2023 (in the U.S.) and 2021 (in other countries), not including any applicable patent term extension, which may add an additional term of up to five years on the patents. We have an exclusive license to a patent family that covers motixafortide combined with a PD1 antagonist for the treatment of cancer. Patent applications of this family are pending in the United States (where a Notice of Allowance has been received), Europe, Japan, China, Canada, Australia, India, Korea, Mexico, Brazil and Israel. Patents to issue in the future based on pending patent applications in this family will expire in 2036, not including any applicable patent term extension. In addition, we have an exclusive license to nineteen other patent families pending or granted worldwide directed to methods of synthesis of motixafortide and methods of use of motixafortide either alone or in combination with other drugs for the treatment of certain types of cancer and other indications. Furthermore, we have Orphan Drug status for AML, pancreatic cancer and stem cell mobilization, as well as data exclusivity protection afforded to motixafortide as a new chemical entity, or NCE.

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

•
With respect to BL-5010, we have an exclusive license to a patent family directed to a novel applicator uniquely configured for applying the BL-5010 composition to targeted skin tissue safely and effectively. A patent in this family has been granted in the U.S. Patents applications of this family are pending in Israel, Europe (where an Intention to Grant has been received), Japan, Canada, China, Russia and Australia. If granted, patents will expire in 2034.

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

There can be no assurance that our therapeutic candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. Our contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products or medical devices. Our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with cGMP on an ongoing basis, mandated by the FDA and other regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

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

Motixafortide

 There are a number of potentially competitive compounds under development that act as CXCR4 inhibitors, including, among others, Mozobil® (plerixafor), which is being marketed by Sanofi Genzyme as a stem cell mobilizer for autologous stem cell transplantation; POL-6326 (balixafortide) developed by Polyphor Ltd. for Breast Cancer;  BMS-936564 (MDX-1338; ulocuplumab) developed by Bristol-Myers Squibb for Waldenstrom Macroglobulemia; TG-0054 (burixafor) developed by TaiGen Biotechnology Co for AML; X4P-001 (mavorixafor) developed by X4 Pharmaceuticals Inc for WHIM syndrome; GMI-1359 developed by Glyco-Mimetics Inc for Breast Cancer that has spread to the bone.

Immuno-oncology is an area of great interest in the pharmaceutical market, specifically, immuno-oncology combination therapies. Currently there are hundreds of immuno-oncology combination treatments being tested in clinical trials that aim to transform scientific innovation into practice-changing cancer drugs.

In the field of pancreatic cancer, motixafortide, if approved, will compete with the few, currently approved treatments for PDAC. In the first line setting, Gemcitabine in combination with Abraxane® or FOLFIRINOX regimen are the current standard of care. Oncologists have limited options of existing therapies for second-line metastatic patients. The only FDA-approved second-line treatment is Onivyde® in combination with 5FU and LV (also known as FOLFIRI regimen) for gemcitabine-treated patients. In addition to chemotherapy, Merck’s KEYTRUDA® was approved for MSI-H cancers (approximately 1% of all cases) and Lynparza® was recently approved for maintenance of BRCA mutated pancreatic cancer (approximately 7% of all cases).

In addition, there are many ongoing clinical trials using combination therapies to try to address this great unmet need for patients.  Potentially competitive compounds or combinations in development to treat PDAC including , among others, cabiralizumab plus nivolumab (Bristol Myers Squibb & Five Prime Therapeutics); APX005 plus nivolumab (Apexigen & Bristol Myers Squibb); devimistat plus chemotherapy (Rafael Pharmaceuticals); eryaspase plus chemotherapy (Erytech); NOX-A12 plus pembrolizumab (Noxxon Pharma)

The field of AML has seen quite a few approvals in recent years, most of them being for specific subpopulations in specific lines of therapy. If approved, motixafortide will compete with many currently approved treatments for AML that include chemotherapy (doxorubicin, cytarabine, vincristine); radiation therapy; stem cell transplantation; hypomethylating agents Dacogen® (decitabine, Eisai and Johnson & Johnson) and Vidaza® (azacitidine, Celgene); FLT3 Inhibitors Xospata® (gilteritinib), Vanflyta® (quizartinib) and Rydapt® (midostaurin); IDH inhibitors Idhifa® (enasidenib) and Tibsovo® (ivosidenib). Other approved drugs for AML are Vyxeos® (liposomal cytarabine) Venclexta/Venclyxto® (Venetoclax, AbbVie), Daunorubicin® (Jazz Pharmaceuticals), Revlimid®  (lenalidomide, Celgene), Daurismo® (glasdegib, Pfizer) as well as Mylotarg® (gemtuzumab, Pfizer).

In addition there are a number of potentially competitive compounds in development to treat AML including, among others, crenolanib (Arog Phramaceuticals), oral azacytidine (Celgene/Bristol Myers Squibb); guadecitabine (Astex Pharmaceuticals / Otsuka); uprolesan (Glycomimetics); pracinostat (MEI Pharma/Helsinn); devimistat (Rafael Pharmaceuticals); ibrutinib (AbbVie); enasidenib (Bristol Myers Squibb); alvocidib (Tolero Pharmaceuticals); daratumumab (Johnson & Johnson); brentuximab (Seattle Genetics); selinexor (Karyopharm Therapeutics and Ono Pharmaceutical Co Ltd.); Nexavar (sorafenib, Bayer).

In the field of stem cell mobilization, in addition to the above-referenced Mozobil, burixafor (TG-0054, TaiGen Biotechnology) is a compound under development that could potentially compete with motixafortide.

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

Insurance

We maintain insurance for our offices and laboratory in Israel. This insurance covers approximately $4.8 million of equipment, consumables and lease improvements against risk of fire, lightning, natural perils and burglary (the latter coverage limited to $250,000), and $1.5 million of consequential damages (covering fixed damages and extra expenses). For our clinical activities, we carry life science liability insurance covering general liability with an annual coverage amount of $30.0 million per occurrence and product liability and clinical trials coverage with an annual coverage amount of $30.0 million each claim and in the aggregate. The annual aggregate as well as the maximum indemnity for a single occurrence, claim or circumstances under this insurance is $30.0 million. In addition, we maintain the following insurance: employer’s liability with coverage of $10.0 million for each occurrence and in the aggregate; third-party liability with coverage of $5.0 million for each occurrence and in the aggregate; all risk coverage of approximately $2.6 million for electronic and mechanical equipment; directors’ and officers’ liability with coverage of $15.0 million for each occurrence and in the aggregate; and a global travel insurance policy.

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

Before obtaining regulatory approvals for the commercial sale of our therapeutic candidates, we or our licensees must demonstrate through preclinical studies and clinical trials that our therapeutic candidates are safe and effective. Historically, the results from nonclinical studies and early clinical trials often have not accurately predicted results of later clinical trials. In addition, a number of pharmaceutical products have shown promising results in early clinical trials but subsequently failed to establish sufficient safety and efficacy results to obtain necessary regulatory approvals. We have incurred and will continue to incur substantial expense for, and devote a significant amount of time to, preclinical studies and clinical trials. Many factors can delay the commencement and rate of completion of clinical trials, including the inability to recruit patients at the expected rate, the inability to follow patients adequately after treatment, the failure to manufacture sufficient quantities of materials used for clinical trials, and the emergence of unforeseen safety issues and governmental and regulatory delays. If a therapeutic candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other therapeutic candidates and hinder our ability to conduct related preclinical studies and clinical trials. Additionally, as a result of these failures, we may also be unable to find additional licensees or obtain additional financing.

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

Historically, different requirements by different countries’ regulatory authorities have influenced the submission of applications. However, a trend toward harmonization of drug and medical device approval standards, starting in individual countries in Europe and then in the EU as a whole, in Japan, and in the United States under the aegis of what is now known as the International Council on Harmonisation, or ICH (created as the International Conference on Harmonisation in 1990), is gradually narrowing these differences. In many cases, compliance with ICH standards can help avoid duplication of non-clinical and clinical trials and enable companies to use the same basis for submissions to each of the respective regulatory authorities. The adoption of the Common Technical Document format by the ICH has greatly facilitated use of a single regulatory submission for seeking approval in the ICH regions and many other countries worldwide.

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

Unless a drug is exempt from the New Drug Application, or NDA, process or the Biologics License Application, or BLA, process or subject to another regulatory procedure, the steps required before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation development;

•	submission to the FDA of an Investigational New Drug, or IND, application to conduct human clinical testing;

•	adequate and well controlled clinical trials to determine the safety and efficacy of the drug for each indication as well as to establish the exposure levels;

•	submission to the FDA of an application for marketing approval;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is manufactured; and

•	FDA review and approval of the drug for marketing.

Preclinical studies include laboratory evaluation of product chemistry, toxicity, formulation and stability, as well as animal studies. For studies conducted in the United States, and certain studies carried out outside the United States, we submit the results of the nonclinical studies, together with manufacturing information and analytical results, to the FDA as part of an IND, which must become effective before we may commence human clinical trials. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND does not always result in the FDA allowing clinical trials to commence and the FDA may halt a clinical trial if unexpected safety issues surface or the study is not being conducted in compliance with applicable requirements.

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

Clinical Trials (INDs)

Clinical trials involve the administration of the investigational drug to people under the supervision of qualified investigators in accordance with the principles of good clinical practice, or GCP. We conduct clinical trials under protocols detailing the trial objectives, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. We must submit each U.S. study protocol to the FDA as part of an IND. Foreign clinical trials may or may not be conducted under an IND. However, their safety assessments should be submitted annually.

We conduct clinical trials typically in three sequential phases (1-3), but the Phases may overlap or be combined. An institutional review board, or IRB, must review and approve each trial before it can begin. Phase 1 includes the initial administration of a tested drug to a small number of humans. These trials are closely monitored and may be conducted in patients, but are usually conducted in healthy volunteer subjects. These trials are designed to determine the metabolic and pharmacologic actions of the drug in humans and the side effects associated with increasing doses as well as, if possible, to gain early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible adverse effects and safety risks and preliminarily evaluate the efficacy of the drug for specific indications. Phase 3 trials are large trials used to further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that we or our licensees will successfully complete Phase 1, Phase 2 or Phase 3 testing with respect to any therapeutic candidate within any specified period of time, if at all. Furthermore, clinical trials may be suspended at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. We and our licensees perform some of our nonclinical and clinical testing outside of the United States. The acceptability of the results of our preclinical and clinical testing by the FDA will be dependent upon adherence to applicable U.S. and foreign standards and requirements, including GLP, GCP and the Declaration of Helsinki for protection of human subjects.

Marketing Applications (NDAs and BLAs)

After successful completion of the required clinical testing, an NDA, or in the case of certain biological products a BLA, is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before product marketing may begin in the United States. The NDA/BLA must include the preclinical and clinical testing results and a compilation of detailed information relating to the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. The cost of preparing and submitting an NDA may be substantial. Under U.S. federal law, the submission of NDAs is generally subject to substantial application user fees, and the manufacturer and/or sponsor under an NDA approved by the FDA is also subject to annual product and establishment user fees. These fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA/BLA to determine whether the application will be accepted for filing based on the FDA threshold determination that the application is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the submitted application. Under U.S. federal law, the FDA has agreed to certain performance goals in the review of NDAs/BLAs. Most such applications for non-priority drug products are to be reviewed within 10 months. The review process may be significantly extended by FDA requests for additional information or clarification or if the applicant submits a major amendment during the review. The FDA may also refer applications to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. This often, but not exclusively, occurs for novel drug products or drug products that present difficult questions of safety or efficacy. The FDA is not bound by the recommendation of an advisory committee.

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

The Pediatric Research Equity Act, or PREA, requires NDAs and BLAs (or supplements) for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to contain results assessing the safety and efficacy for the claimed indication in all relevant pediatric subpopulations. Data to support dosing and administration also must be provided for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for the submission of results or full or partial waivers from the PREA requirements (for example, if the product is ready for approval in adults before pediatric studies are complete, if additional safety data is needed, among others). In addition, under the Best Pharmaceuticals for Children Act, or BPCA, the FDA may issue a written request to the company to conduct clinical trials in the pediatric population that are related to the moiety and expand on the claimed indication. The studies are voluntary but may award the company with 6 months of marketing exclusivity if conducted according to good scientific principles and address the written request. Finally, a sponsor can request that a product that must be studied under PREA to be studied also under the BPCA to allow the sponsor to be eligible for six-months of pediatric exclusivity. The pediatric studies requested under BPCA are usually more extensive and would generally also fulfill the PREA requirement; however, even if the sponsor does not complete the studies outlined in the BPCA written request, it is still required to complete any studies required under PREA.

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

Orphan Drug Designation

The Orphan Drug Act, or ODA, provides for granting special status to a drug or biological product to treat a rare disease or condition (i.e., a disease or condition that affects fewer than 200,000 individuals in the United States) upon request of a sponsor. This status is referred to as orphan designation (or sometimes “orphan status”). For a therapeutic candidate to qualify for orphan designation, both the candidate and the disease or condition must meet certain criteria specified in the ODA’s implementing regulations (set forth at 21 CFR Part 316). Orphan designation qualifies the sponsor of the candidate for various development incentives of the ODA, including tax credits for qualified clinical testing, waiver of NDA/BLA user fees and eligibility for 7-year marketing exclusivity, referred to as orphan exclusivity upon marketing approval. The granting of an orphan designation request does not alter the standard regulatory requirements and process for obtaining marketing approval. Safety and effectiveness of a candidate must still be established through adequate and well-controlled studies.

Expedited Programs for Serious Conditions

The FDA has put in place four programs intended to facilitate and expedite development and review of a new drug intended to address an unmet medical need in the treatment of a serious or life-threatening condition: fast track designation, breakthrough therapy designation, accelerated approval and priority review designation. Each program offers the sponsor a defined set of opportunities such as expedited development and review, intensive FDA guidance during development, marketing approval based on an effect on a surrogate endpoint or an intermediate clinical endpoint that is reasonably likely to predict the drug’s clinical benefit, and a shorter time for review of marketing application. Fast track and breakthrough therapy designations may be requested during development, while accelerated approval and priority review relate to the marketing approval stage.

European Economic Area

Clinical Trials

 Within the European Union, the authorization of clinical trials occurs at member state level. The European Medicines Agency, or EMA, plays a key role in ensuring that GCP standards are applied across the European Economic Area, or EEA in cooperation with the member states. It also manages a database of clinical trials carried out in the EU.

Clinical trials are currently regulated under Directive 2001/20/EC. However, in April 2014 a new regulation on clinical trials on medicinal products for human use was adopted. Regulation 536/2014, or the Regulation, entered into force on in June 2014 and is scheduled to become effective during 2020. The Regulation will harmonize the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, or CTIS, which will contain a centralized EU portal and database for clinical trials. The exact timing of the Regulation’s application depends on confirmation of full functionality of CTIS through an independent audit. The Regulation will become applicable six months after the European Commission publishes notice of this confirmation. The Regulation will require:

•	Consistent rules for conducting clinical trials throughout the EU; and

•	Publicly available information on the authorization, conduct and results of each clinical trial carried out in the EU

The key benefits of the Regulation include:

•	Harmonized electronic submission and assessment process for clinical trials conducted in multiple Member States;

•	Improved collaboration, information sharing and decision-making between and within Member States;

•	Increased transparency of information on clinical trials;

•	Highest standards or safety for all participants in EU clinical trials.

The authorization of a clinical trial (Phase 1-3) in an EU Member States requires the submission and approval of a Clinical Trial Authorization (CTA) application by that specific Member State. The CTA should include, among other documents, the study protocol, results of the nonclinical studies and manufacturing information and analytical results. If the submitted CTA is found to be valid, and if no ground for non-acceptance has been raised during a period of 60 calendar days, the clinical trial is authorized by the national competent authority of the Member State concerned.

Marketing Authorization Procedures

A medicinal product may only be placed on the market in the EEA composed of the 28 EU member states, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of a member state pursuant to Directive 2001/83/EC, as amended, or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004, as amended, or its predecessor, Regulation 2309/93. The following EU procedures, created under prevailing European pharmaceutical legislation, allow an applicant to place a medicinal product on the market in the EEA, if successfully completed. Centralized Procedure (CP)

The Centralized Procedure (Regulation 726/2004/EC) allows a marketing authorization holder to market the medicine and make it available to patients and healthcare professionals throughout the entire EEA on the basis of a single marketing authorization, granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the EMA. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products (e.g., products derived from biotechnology, orphan medicinal products and medicinal products for human use, which contain an active substance authorized in the Union after 20 May 2004 and which are intended for the treatment of AIDS, cancer, neurodegenerative disorders or diabetes) must be authorized centrally. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application or within 150 days by means of an accelerated procedure. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the decision granting a marketing authorization, within 67 days. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. A refusal of a centralized marketing authorization constitutes a prohibition on placing the given medicinal product on the market in the EU.

National Authorization Procedure

A National Authorization Procedure is used when applying for a marketing authorization in one individual EU member state, Norway or Iceland. The national procedure can only be used in the medicinal product does not already have a marketing authorization in another EU member state, Norway or Iceland. The assessment time is 210 days.

Mutual Recognition Procedure (MRP)

The mutual recognition procedure (refer to Directive 2001/83/EC) should be used if a medicinal product already has a marketing authorization in another EU member state, Norway or Iceland. An application for mutual recognition may be addressed to one or more EU countries. The applications submitted must be identical, and all EU countries notified. The country in which the national marketing authorization has been granted acts as the Reference Member State, and the other countries concerned recognize the marketing authorization. The assessment time is 90 days plus 30 days (national phase).

Decentralized Procedure (DCP)

The decentralized procedure (introduced by Directive 2004/27/EU) is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. It allows the common assessment of an application submitted simultaneously to several Member States. One of the Member States will take the lead in evaluating the application as Reference Member State. The Reference Member State should prepare an assessment report that is then used to facilitate agreement with the concerned member states and the grant of a national marketing authorization in all of these member states. The assessment time is 210 days + 30 days (national phase).

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

Israel

Israel Ministry of the Environment — Toxin Permit

In accordance with the Israeli Dangerous Substances Law - 1993, the Israeli Ministry of the Environment is required to grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until December 2021.

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

Israeli Government Programs

Israel Innovation Authority

Research and Development Grants. A number of our therapeutic products have been financed, in part, through funding from the IIA in accordance with Research Law. Through December 31, 2019 we have received approximately $22.0 million in aggregate funding from the IIA and have paid the IIA approximately $6.3 million in royalties under our approved programs. As of December 31, 2019, we have no contingent obligation to the IIA other than for motixafortide. In connection with the in-licensing of motixafortide from Biokine, and as a condition to IIA consent to the transaction, we agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $3.2 million as of December 31, 2019. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future. Therefore, the likelihood of any payment obligation to the IIA with regard to the Biokine transaction is remote.

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

Approval of the transfer or license of technology to residents of Israel is required and could be granted in specific circumstances, but only if the recipient agrees to abide by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties.

The State of Israel does not own intellectual property rights in technology developed with IIA funding and there is no restriction on the export of products manufactured using technology and know-how developed with IIA funding. The technology and know-how are, however, subject to transfer of technology and manufacturing rights restrictions as described above.

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

C. Organizational Structure

Our corporate structure consists of BioLineRx Ltd., a substantially wholly owned U.K. subsidiary, Agalimmune Ltd., and one wholly owned inactive subsidiary, BioLineRx USA Inc.

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

We are a clinical-stage biopharmaceutical development company with a strategic focus on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates − motixafortide, a novel peptide for the treatment of hematological malignancies, solid tumors and stem cell mobilization, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

A. Operating Results

History of Losses

Since our inception in 2003, we have generated significant losses in connection with our research and development. As of December 31, 2019, we had an accumulated deficit of $248 million. We may continue to generate losses in connection with the research and development activities relating to our pipeline of therapeutic candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to continue to incur operating losses, which may be substantial over the next several years, and we expect to need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding received from the IIA. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future upfront, milestone, royalty or other payments that we may receive from our existing out-licensing agreements, potential future upfront or milestone payments that we may receive from out-licensing transactions for our other therapeutic candidates, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of December 31, 2019, we held $27.5 million of cash, cash equivalents and short-term bank deposits.

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

The following table identifies our current pipeline projects:

Project	Status		Expected Near Term Milestones
motixafortide	1.	Phase 2a study for relapsed or refractory AML completed	1.	Follow-up for overall survival is ongoing; evaluation and decision regarding next clinical development steps
	2.	Phase 2b study in AML consolidation treatment line (BLAST) ongoing	2.	Interim results in second half of 2020
	3.	Phase 2a in pancreatic cancer under Merck collaboration (COMBAT/KEYNOTE-202) ongoing; preliminary results from triple combination arm announced in December 2019; recruitment completed in January 2020	3.	Progression-free and overall survival results expected in mid-2020
	4.	Phase 3 registration study in autologous stem cell mobilization commenced (GENESIS), ongoing	4.	Top-line results from randomized, placebo-controlled main part of study expected in H2 2020
AGI-134	Phase 1/2a study, ongoing		Initial proof-of-mechanism efficacy results of part 2 of study expected by end of 2020
BL-5010	Out-licensed to Perrigo; CE mark approval obtained; commercial launch of improved product for first OTC indication in Europe commenced		Expansion of launch of improved product; pursuit of potential out-licensing partner(s) for OTC and non-OTC rights still held by us

We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

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

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of derivative liabilities on account of the warrants issued in a direct placement which we conducted in 2017, a debt financing in 2018 and a public offering in 2019. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the private and direct placements related to the warrants, as well as the capital gain from realization of our investment in iPharma, a joint venture our holdings in which we sold in April 2018. Sales-based royalties and other revenue from the license agreement with Perrigo have also been included as part of non-operating income, as the out-licensed product is not an integral part of our strategy and the amounts are not material.

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

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2019. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

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

A financial asset is classified in this category if our management has designated it as a financial asset upon initial recognition, because it is managed, and its performance is evaluated, on a fair-value basis in accordance with a documented risk management or investment strategy. Our investment policy with regard to excess cash, as adopted by our Board of Directors, is composed of the following objectives: (i) preserving investment principal; (ii) providing liquidity; and (iii) providing optimum yields pursuant to the policy guidelines and market conditions. The policy provides detailed guidelines as to the securities and other financial instruments in which we are allowed to invest. In addition, in order to maintain liquidity, investments are structured to provide flexibility to liquidate at least 50% of all investments within 15 business days. Information about these assets, including details of the portfolio and income earned, is provided internally on a quarterly basis to our key management personnel and on a semi-annual basis to the Investment Monitoring Committee of our Board of Directors. Any divergence from this investment policy requires approval from our Board of Directors.

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

Warrants

In connection with the direct placement to BVF Partners L.P., or BVF Partners, of 566,372 ADSs in July 2017, we issued (i) Series A warrants to purchase 198,230 ADSs at an exercise price of $30.00 per ADS and (ii) Series B warrants to purchase 198,230 ADSs at an exercise price of $60.00 per ADS. All the warrants are exercisable for a period of four years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current financial liability.

In connection with a loan transaction entered into with Kreos Capital, we issued a warrant to purchase 63,837 ADSs at an exercise price of $14.10 per ADS. The warrant is exercisable for a period of ten years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrant is not qualified for classification as an equity instrument and has therefore been classified as a non-current financial liability.

In connection with a public offering we completed in February 2019, we issued warrants to purchase 1,866,667 ADSs at an exercise price of $11.25 per ADS. The warrants are exercisable for a period of five years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrant is not qualified for classification as an equity instrument and has therefore been classified as a non-current financial liability.

Recent Accounting Changes and Pronouncements

We adopted International Financial Reporting Standard No. 16 “Leases,” or IFRS 16, retrospectively from January 1, 2019 but have not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of International Accounting Standard 17, “Leases.” For further information on the application of IFRS 16, see Note 2r to our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this report.

Results of Operations -- Overview

Revenues

We did not record any revenues for the years ended December 31, 2017, 2018 and 2019.

Cost of revenues

We did not record any cost of revenues for the years ended December 31, 2017, 2018 and 2019.

Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018

Research and development expenses

Research and development expenses for the year ended December 31, 2019 were $23.4 million, an increase of $3.6 million, or 18.3%, compared to $19.8 million for the year ended December 31, 2018. The increase resulted primarily from higher expenses associated with the motixafortide GENESIS and COMBAT clinical trials, offset by a decrease in expenses related to BL-1230, a project that was terminated in 2018, as well as a decrease in payroll and share-based compensation.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2019 were $0.9 million, a decrease of $0.5 million, or 37.0%, compared to $1.4 million for the year ended December 31, 2018. The decrease resulted primarily from a decrease in payroll and related expenses, including a one-time compensation payment in the 2018 period.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 were $3.8 million, a decrease of $0.6, or 14.0% compared to $4.4 million for the year ended December 31, 2018. The decrease resulted primarily from a decrease in share-based compensation.

Non-operating income (expense), net

We recognized net non-operating income of $4.2 million for the year ended December 31, 2019 compared to net non-operating income of $2.4 million for the year ended December 31, 2018. Non-operating income for the year ended December 31, 2019 primarily relates to fair-value adjustments of warrant liabilities on our balance sheet, offset by warrant offering expenses. Non-operating income for the year ended December 31, 2018 primarily relates to fair-value adjustments of warrant liabilities on our balance sheet and the capital gain from realization of our investment in iPharma.

Financial income (expense), net

We recognized net financial expenses of $1.5 million for the year ended December 31, 2019 compared to net financial income of $0.2 million for the year ended December 31, 2018. Net financial expenses for the year ended December 31, 2019 period primarily relate to interest paid on loans, offset by investment income earned on our bank deposits. Net financial income for the year ended December 31, 2018 primarily relates to investment income earned on our bank deposits, offset by interest paid on loans.

Comparison of the Year Ended December 31, 2018 to the Year Ended December 31, 2017

Research and development expenses

Research and development expenses for the year ended December 31, 2018 were $19.8 million, an increase of $0.3 million, or 1.5%, compared to $19.5 million for the year ended December 31, 2017. The small increase resulted primarily from an increase in share-based compensation.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2018 were $1.4 million, a decrease of $0.3 million, or 19.6%, compared to $1.7 million for the year ended December 31, 2017. The decrease resulted primarily from one-time legal fees related to AGI-134, as well as market research for motixafortide and AGI-134 incurred in the 2017 period.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2018 were $4.4 million, an increase of $0.4 million, or 9.9% compared to $4.0 million for the year ended December 31, 2017. The increase resulted primarily from an increase in share-based compensation.

Non-operating income (expense), net

We recognized net non-operating income of $2.4 million for the year ended December 31, 2018, compared to net non-operating expenses of $0.3 million for the year ended December 31, 2017. Non-operating income for the year ended December 31, 2018 primarily relates to fair-value adjustments of warrant liabilities on our balance sheet and the capital gain from realization of our investment in iPharma. Non-operating expenses for the year ended December 31, 2017 primarily relate to fair-value adjustments of warrant liabilities on our balance sheet.

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

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	2018				2019
	(in thousands of U.S. dollars)
Consolidated Statements of Operations
Revenues	–	–	–	–	–	–	–	–
Cost of revenues	–	–	–	–	–	–	–	–
Research and development expenses	(5,070)	(4,484)	(5,027)	(5,227)	(4,392)	(5,302)	(5,558)	(8,186)
Sales and marketing expenses	(484)	(360)	(293)	(225)	(256)	(226)	(201)	(174)
General and administrative expenses	(1,075)	(883)	(892)	(1,585)	(930)	(949)	(884)	(1,053)
Operating loss	(6,629)	(5,727)	(6,212)	(7,037)	(5,578)	(6,477)	(6,643)	(9,413)
Non-operating income (expenses), net	462	663	(255)	1,527	(340)	1,261	3,055	189
Financial income	175	287	154	103	210	171	247	149
Financial expenses	(206)	(11)	(11)	(245)	(447)	(440)	(597)	(793)
Net loss	(6,198)	(4,788)	(6,324)	(5,652)	(6,155)	(5,485)	(3,938)	(9,868)

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

B. Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities, payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding from the IIA. At December 31, 2019, we held $27.5 million in cash, cash equivalents and short-term bank deposits. We have invested substantially all of our available cash funds in short-term bank deposits.

Pursuant to the ATM program we executed with BTIG in October 2017, we may, in our discretion and from time to time, offer and sell through BTIG, acting as sales agent, our ADSs having an aggregate offering price of up to $30 million. From the effective date of the agreement through December 31, 2019, we sold 2,246,802 of our ADSs under the program for total gross proceeds of approximately $11.5 million, leaving an available balance under the facility of approximately $18.5 million.

Net cash used in operating activities for the year ended December 31, 2019 was $22.7 million, compared to $24.2 million for the year ended December 31, 2018 and $20.5 million for the year ended December 31, 2017. The $1.5 million decrease in 2019 was primarily the result of changes in operating asset and liability items in the two periods, i.e., a decrease in prepaid expenses and other receivables in 2019 versus an increase in 2018, as well as an increase in accounts payable and accruals in 2019 versus a decrease in 2018. The $3.7 million increase in 2018 was the result of a decrease in accounts payable and an increase in prepaid expenses and other receivables.

Net cash provided by investing activities for the year ended December 31, 2019 was $5.3 million, compared to net cash provided by investing activities of $9.6 million for the year ended December 31, 2018 and net cash used in investing activities of $15.9 million for the year ended December 31, 2017. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits during the respective periods, the acquisition of an additional 20% economic interest in motixafortide in 2018 and a realization of our investment in iPharma during 2018, as well as the acquisition of Agalimmune in 2017.

Net cash provided by financing activities for the year ended December 31, 2019 was $19.2 million, compared to $13.1 million for the year ended December 31, 2018 and $38.7 million for the year ended December 31, 2017. The cash flows in 2019 primarily reflect the underwritten public offering of our ADSs in February 2019, as well as net proceeds from the ATM program. The cash flows in 2018 primarily reflect the net proceeds of the loan from Kreos Capital, as well as net proceeds from the ATM program. The cash flows in 2017 primarily reflect the underwritten public offering of our ADSs in March 2017 and the direct placement of ADSs and warrants to BVF Partners in July 2017.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our projected cash requirements into the second quarter of 2021, we will require significant additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

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

F. Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2019:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)

Car leasing obligations	375	199	176	-	-
Premises leasing obligations	2,271	393	835	835	208
Purchase commitments	10,568	7,859	2,709	-	-
Total	13,214	8,451	3,720	835	208

The premises leasing obligations in the foregoing table include our commitments under the lease agreement for our facility in Modi’in. See “Item 4. Information on the Company — Property, Plant and Equipment.” The initial term of the lease began on June 15, 2015 and will end June 30, 2020. We have exercised our option to extend the lease through June 30, 2025, and the lease agreement grants us two more options to extend the lease at our discretion, allowing us to continue leasing for an additional five years through June 30, 2030.  Currently, we are obligated to pay monthly rental payments of $21,000 and monthly parking charges of $2,000. We are furthermore obligated to pay building maintenance charges of approximately $7,200 per month.

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

Name	Age	Position(s)

Philip A. Serlin, CPA, MBA	59	Chief Executive Officer

Mali Zeevi, CPA	44	Chief Financial Officer

Ella Sorani, Ph.D.	52	Vice President Research and Development

Abi Vainstein-Haras, M.D.	45	Vice President Clinical Development

Aharon Schwartz, Ph.D.	77	Chairman of the Board

Michael J. Anghel, Ph.D.	81	Director

Nurit Benjamini, MBA	53	External Director

B.J. Bormann, Ph.D.	61	Director

Raphael Hofstein, Ph.D.	70	Director

Avraham Molcho, M.D.	62	External Director

Sandra Panem, Ph.D.	73	Director

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

Michael J. Anghel, Ph.D., has served on our Board of Directors since 2010 and on our Investment Monitoring Committee since 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (NYSE:CEL), the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE:DSCT). Over the years, Dr. Anghel has been involved in founding and managing various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions, many of them publicly traded in the U.S. and Israel. During the past two years, he completed long term tenures as director on the boards of: Partner Communications Company, Ltd. (Nasdaq:PTNR, TASE:PTNR), Strauss Group Ltd. (TASE:STRS), and Orbotech Ltd. (Nasdaq:ORBK), He currently serves as director on the boards of InMode Ltd. (Nasdaq:INMD) and Ellomay Capital Ltd. (NYSE American: ELLO). Prior to launching his business career, Dr. Anghel served as a full-time member of the faculty of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an MBA and Ph.D. (Finance) from Columbia University, New York.

Nurit Benjamini, MBA, has served as an external director on our Board of Directors and as the chairperson of our Audit Committee of our Board of Directors since 2010. In addition, Ms. Benjamini has served on our Investment Monitoring Committee since 2010 and on our Compensation Committee since 2012. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of Crazy Labs Ltd. (formerly TabTale Ltd.), a company that creates fresh mobile content for everyone. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com Ltd. (Nasdaq:WIX); from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd. (now Sigma Designs Israel Ltd., a subsidiary of Sigma Designs Inc. (Nasdaq:SIGM)); and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Ms. Benjamini serves on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (Nasdaq:ALLT, TASE:ALLT),and Gamida Cell Ltd. (Nasdaq:GMDA). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

BJ Bormann, Ph.D., has served on our Board of Directors since August 2013. Dr. Bormann currently serves as the Vice President of Translational Science and Network Alliances at The Jackson Laboratory, a non-profit organization focused on the genetic basis of disease. Dr. Bormann was previously the Chief Executive Officer of Supportive Therapeutics, LLC, a Boston based company that is developing two molecules for use in the supportive care of oncology patients. In the past several years Dr. Bormann has held executive positions in several biotechnology companies including NanoMedical Systems (Austin, Texas), Harbour Antibodies (Rotterdam, The Netherlands) and Pivot Pharmaceuticals (PVTF: OTC listed). Prior to these engagements, Dr. Bormann was Senior Vice President responsible for world-wide alliances, licensing and business development at Boehringer Ingelheim Pharmaceuticals, Inc. from 2007 to 2013. From 1996 to 2007, she served in a number of positions at Pfizer, Inc., the last one being Vice President of Pfizer Global Research and Development and world-wide Head of Strategic Alliances. Dr. Bormann serves on the board of directors of various companies, including Xeris Pharmaceuticals, Inc (NASDAQ:XERS). Dr. Bormann received her Ph.D. in biomedical science from the University of Connecticut Health Center and her B.Sc. from Fairfield University in biology. Dr. Bormann completed postdoctoral training at Yale Medical School in the department of pathology.

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

Avraham Molcho, M.D., has served as an external director on our Board of Directors and on our Audit Committee since 2010. In addition, Dr. Molcho has served on our Compensation Committee since 2012. Dr. Molcho is the co-founder of Biolojic Design Ltd., a technology platform that encourages human antibody discovery.  In 2012, he became the co-founder of Ayana Pharma Ltd. (formerly DoxoCure), a privately-held company engaged in the manufacturing of liposome-based therapeutics. He served as Ayana’s Chief Executive Officer and director until 2019. From 2006 through 2008, Dr. Molcho served as the Chief Executive Officer and Chairman of Neovasc Medical, a privately-held Israeli medical device company. From 2006 until 2019, Dr. Molcho was a venture partner at Forbion Capital Partners, a Dutch life sciences venture capital firm. From 2001 through 2006, Dr. Molcho was a managing director and the head of life sciences of Giza Venture Capital and, in that capacity, was involved in the founding of our company. He was also the Deputy Director General of Abarbanel Mental Health Center, the largest acute psychiatric hospital in Israel, from 1999 to 2001. Dr. Molcho holds an M.D. from Tel-Aviv University School of Medicine and an MBA from Tel-Aviv University Recanati Business School.

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

B. Compensation

Employment Agreements

We have entered into written employment agreements with each of our executive officers, the terms of which are consistent with the provisions of our Compensation Policy for Executives and Directors, or Compensation Policy, which was approved by our shareholders in July 2019. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

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

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2019. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits
	(in thousands of U.S. dollars)
All directors and senior management as a group, consisting of 11 persons	1,288	926

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our four executive officers during the year ended December 31, 2019

Name and Position	Salary	Social Benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in thousands of U.S. dollars)
Philip A. Serlin Chief Executive Officer	256	71	119	209	23	678
Mali Zeevi Chief Financial Officer	152	44	62	129	16	403
Abi Vainstein-Haras Vice President Clinical Development	168	43	70	138	18	437
Ella Sorani Vice President Research and Development	175	40	67	115	19	416

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2019.

(3)	“All Other Compensation” includesautomobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

For additional information concerning our equity compensation plan, see “— Beneficial Ownership of Executive Officers and Directors — Equity Compensation Plan.”

C. Board Practices

Board of Directors

According to the Companies Law, the management of our business is vested in our Board of Directors. However, certain of our committees are required to have a majority of independent directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Executive officers are appointed by and serve at the discretion of our Board of Directors, subject to any applicable employment agreements we have entered into with the executive officers.

Under the Companies Law, we are not required to have a majority of independent directors. We are required to appoint at least two external directors, unless we qualify as an Eligible Company (as defined below) and opt to follow an exemption provided under the Relief Regulations (as defined below). See “— External Directors.”

According to our Articles of Association, our Board of Directors must consist of at least five and not more than 10 directors, including external directors. Currently, our Board of Directors consists of seven directors, including two external directors as required by the Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law (unless the company is an Eligible Company and opted to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees) as detailed below, our directors are elected at a general or extraordinary meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or extraordinary meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors, other than external directors, to fill vacancies on the Board of Directors to serve until the next general meeting or extraordinary meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, under certain conditions, to two additional terms, although the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be further extended under certain conditions. External directors may be removed from office only pursuant to the terms of the Companies Law. Our last annual meeting of shareholders was held in July 2019. For additional information concerning external directors, see “— External Directors.”

The Companies Law provides that an Israeli company may, under certain circumstances, exculpate an office holder from liability with respect to a breach of his duty of care toward the company if appropriate provisions allowing such exculpation are included in its articles of association. See “— Exculpation, insurance and indemnification of office holders.” Our Articles of Association contain such provisions, and we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance.

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

Chairman of the Board. Under the Companies Law, a person cannot hold the role of both chairman of the board of directors and chief executive officer of a company, without shareholder approval by special majority and for periods of time not exceeding three years each. Furthermore, a person who is directly or indirectly subordinate to a chief executive officer of a company may not serve as the chairman of the board of directors of that company and the chairman of the board of directors may not otherwise serve in any other capacity in a company or in a subsidiary of that company other than as a director or the chairman of the board of directors of such a subsidiary.

External Directors

Under Israeli law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Each of our current external directors, Dr. Avraham Molcho and Ms. Nurit Benjamini, was elected as an external director by our shareholders in July 2010. Their third terms expired in July 2019, at which time they were each re-elected by the shareholders of the Company for an additional three-year term as external directors.

External directors must be elected by majority vote of the shares present and voting at a shareholders meeting, provided that either:

•
the majority of the shares that are voted at the meeting, including at least a majority of the shares held by non-controlling shareholders or shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) who voted at the meeting, excluding abstentions, vote in favor of the election of the external director; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the preceding bullet point) that are voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

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

In addition, the Companies Regulations (Relief for Companies the Shares of which are Registered for Trading Outside of Israel) – 2000, or the Relief Regulations, provide an exemption for companies the shares of which are listed for trading on specified exchanges outside of Israel, including Nasdaq, provided that: (i) such company does not have a controlling shareholder; and (ii) the company complies with the requirements of the foreign securities laws and stock exchange regulations applicable to companies which are incorporated under the laws of such foreign countries with regard to appointing independent directors and composition of the audit and compensation committees, or collectively, Eligible Companies. Any Eligible Company which opts to comply with the applicable foreign securities laws and stock exchange regulations shall be exempt from the following rules under the Companies Law: (i) the requirement to have at least two external directors appointed to serve in a public company; (ii) that at least one of the external directors is required to have financial and accounting expertise and the rest are required to have professional expertise; and (iii) that all of the board committees which are empowered and authorized to exercise any of the board’s authorities must consist of at least one external director. The exemption from these rules under the Relief Regulations requires that the board be composed of both male and female directors.

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and one of the external directors must serve as chairperson of the committee. Additionally, a majority of the members of the committee must be independent directors. The audit committee of a company may not include:

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

The audit committee of a publicly traded company must consist of a majority of independent directors. An “independent director” is defined as either an external director or as a director who meets the following criteria:

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

Our Board of Directors has determined that Ms. Nurit Benjamini (Chairperson) qualifies as an audit committee financial expert as defined by rules of the SEC.

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

Compensation Committee

Pursuant to the Companies Law, the board of directors of an Israeli publicly-traded company is required to appoint a compensation committee comprised of at least three members, including all of the external directors of a company, and one of the external directors must serve as chairman of the committee. Additionally, a majority of the members of the Compensation Committee are required to be independent directors. Such compensation committee may not include:

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

In November 2012, in order to comply with certain requirements of the Companies Law which had been enacted shortly prior to that, our Board of Directors established a Compensation Committee, comprised of Ms. Nurit Benjamini and Dr. Avraham Molcho, our two external directors, and Dr. Raphael Hofstein. Ms. Nurit Benjamini serves as the Chairperson of our Compensation Committee.

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

Under the Companies Law, the board of directors of a publicly traded company is obligated, after considering the recommendations of the compensation committee, to adopt a compensation policy according to which the compensation of the company’s office holders will be determined. The final adoption of the compensation policy is subject to the approval of the shareholders of the company, and such approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which one of the following must be met:

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

 In December 2013, a general meeting of our shareholders approved our first Executive Compensation Policy which had been recommended by our Compensation Committee and approved by our Board of Directors.  At the annual general meeting of our shareholders in July 2019, our shareholders approved an amended Compensation Policy, which will be in effect for three years from the date of its approval, or until it is amended or re-approved at a meeting of our shareholders, whichever occurs sooner. Below is a summary discussion of the provisions of the Compensation Policy:

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

According to the Compensation Policy, the fixed components of our office holder compensation will be examined at least every two years and compared to the market. Our Board of Directors may change the amount of the fixed components for one or more of our office holders after receiving a recommendation for such from our Compensation Committee, provided such change is within the limits determined by the Compensation Policy. The change may be made if our Board of Directors concludes that such a change would promote our goals, operating plans and objectives and after taking into account the business and legal implications of the proposed change and its impact on our internal labor relations. Any such changes are subject to formal approval by the relevant parties. Our Board of Directors will has the authority to approve a change in the incentive structure of all executive officers, including but not limited to the chief executive officer, up to an immaterial amount in any one year (immaterial being defined as a change of up to 5% of an officer’s total compensation). The fixed component of compensation remunerates the specific role covered and scope of responsibilities. It also reflects the experience and skills required for each position, as well as the level of excellence demonstrated and the overall quality of the office holder’s contribution to our business. The weighting of fixed compensation within the overall package is designed to reduce the risk of excessively risk-oriented behavior, to discourage initiatives focused on short-term results which might jeopardize our mid and long-term business sustainability and value creation, and to allow us a flexible compensation approach. We offer our employees benefit plans based on common practice in the local labor market of the office holder.

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

All compensation arrangements of office holders are to be approved in the manner prescribed by applicable law. Our Compensation Committee will review the Compensation Policy on an annual basis, and monitor its implementation, and recommend to our Board of Directors and shareholders to amend the Compensation Policy as it deems necessary from time to time. The term of the Compensation Policy is three years from the date of its adoption, or July 2, 2022. Following such three-year term, the Compensation Policy, including any revisions recommended by our Compensation Committee and approved by our Board of Directors, as applicable, will be brought once again to the shareholders for approval.

Nominating Committee

Our Board of Directors does not currently have a nominating committee, having availed BioLineRx of the exemption available to foreign private issuers under the Nasdaq Rules. See “Item 16G. Corporate Governance.”

Investment Monitoring Committee

Our Board of Directors has established an Investment Monitoring Committee which consists of the following four members: Directors Dr. Michael Anghel (Chairperson) and Ms. Nurit Benjamini; Ms. Mali Zeevi, our Chief Financial Officer; and Mr. Raziel Fried, our Treasurer and Budgetary Control Director. The function of the Investment Monitoring Committee includes providing recommendations to our Board of Directors regarding investment guidelines and performing an on-going review of the fulfillment of established investment guidelines. The Investment Monitoring Committee convenes for a meeting in accordance with our needs, but in any event at least twice per year.

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

Under the Companies Law, a transaction with an office holder in a public company regarding his or her terms of office and employment should be determined in accordance with the company’s compensation policy. Nonetheless, provisions were established that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy.  The following are required for the approval of the terms of office or employment of the officers of a public company:

•
A transaction with an office holder in a public company that is neither a director nor the chief executive officer regarding his or her terms of office and employment requires approval by the (i) compensation committee; and (ii) the board of directors. Approval of terms of office and employment for such officers which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the following special majority requirements, or the Special Majority Requirements, as set forth in the Companies Law, pursuant to which the shareholder approval must either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than 2% of the voting rights in the company. However, the transaction may still be approved despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve the proposal, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder rejection into consideration.

•
A transaction with the chief executive officer in a public company regarding his or her terms of office and employment requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company by the Special Majority Requirements. Approval of terms of office and employment for the chief executive officer which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above. However, a transaction with a chief executive officer that is not approved by shareholders may still be approved despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve the proposal, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder rejection into consideration. In addition, the compensation committee may exempt the transaction regarding terms of office and employment with a candidate for the office of chief executive officer where such officer has no relationship with the controlling shareholder or the company from shareholder approval if it has found, based on detailed reasons, that bringing the transaction to the approval of the shareholders meeting shall prevent the employment of such candidate by the company. Such approval may be given only in respect of terms of office and employment which are in accordance with the company’s compensation policy.

In July 2019, our shareholders voted against a proposal to grant Mr. Philip Serlin, our Chief Executive Officer, equity compensation that had been determined by our Board of Directors to be reasonable and to comply with the requirements of our Compensation Policy. In November 2019, our Board of Directors, on recommendation of our Compensation Committee, determined to approve the proposal based on the criteria set forth above, i.e., the determination was based on detailed reasoning after having re-examined the Mr. Serlin’s terms of employment and having taken into account the rejection by the shareholders.

•
A transaction with a director who is not an executive officer in a public company regarding his or her terms of office and engagement requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above. In addition, pursuant to a relief provided under the Companies Regulations (Relief in Interested Party Transactions), 2000, the compensation committee may exempt the transaction regarding terms of office and engagement with a non-executive director, if the compensation committee and board of directors determined that such terms of office are only for the benefit of the company, or if the compensation terms of the director do not exceed the maximum compensation paid to external directors pursuant to the applicable regulations.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at the meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, or, unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present to present the transaction that is subject to approval. If a majority of the directors have a personal interest in the matter, such matter also requires approval of the shareholders of the company by the Special Majority Requirements.

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

If such transaction concerns the terms of office and employment of such controlling shareholder, in his capacity as an office holder or an employee of the company, such terms of office and employment approved by the compensation committee and board of directors shall be in accordance with the compensation policy of the company. Nonetheless, the compensation committee and the board of directors may approve terms of office and compensation of a controlling shareholder which do not comply with the company’s compensation policy, provided that the compensation committee and, thereafter, the board of directors approve such terms, based on, among other things, the considerations listed under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, as those are described above. Following such approval by the compensation committee and board of directors, shareholder approval would be required.

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

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent (but not grossly negligent) conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following, and any provision in a company's articles of association which allows for any of the following is invalid:

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

Under the Companies Law and the regulations promulgated thereunder, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and must be provided in accordance with the Company’s Compensation Policy duly adopted by the shareholders.

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

Our Articles of Association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. In November 2011, our shareholders approved (i) the amendment of our Articles of Association to authorize indemnification and insurance in connection with administrative enforcement proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Companies Law described above and (ii) a new form of indemnification letter for our directors and officers so as to reflect the amendment to our Articles of Association, which new form of letter was also approved in October 2011 by our Audit Committee and Board of Directors, and in November 2011 by our shareholders. The terms of such agreements are consistent with the provisions of the Compensation Policy which was approved by our shareholders in July 2019.

Our office holders are currently covered by a directors’ and officers’ liability insurance policy. The terms of such directors’ and officers’ insurance are consistent with the provisions of the Compensation Policy which was approved by our shareholders in July 2019 and in March 2020. The Compensation Policy authorizes us to purchase insurance policies (including run-off policies) to cover the liability of directors and office holders that are in office at such time and that shall be in office from time to time, including directors and office holders that may have a controlling interest in the Company. Such insurance policies are authorized within the following limits: (1) the premium for each policy period shall not exceed $550,000, (2) the maximum aggregate limit of liability pursuant to the policies shall not exceed $20 million for each insurance period, and (3) the maximum deductible shall not exceed $250,000. In addition, the Compensation Committee is authorized to increase the coverage purchased and/or the premium paid for such policies by up to 30% per year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law. See also “Related Party Transactions — Indemnification Agreements.”

As of the date of this Annual Report on Form 20-F, no claims have been filed under our directors’ and officers’ liability insurance policy, there is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

For significant ways in which our corporate governance practices differ from those required by the Nasdaq Rules, see “Item 16G. Corporate Governance.”

D. Employees

As of December 31, 2019, we had 42 employees, all of whom are employed in Israel. Of our employees, 16 hold M.D. or Ph.D. degrees.

	December 31,
	2017	2018	2019

Management and administration	11	10	10
Research and development	36	34	30
Sales and marketing	4	4	2
Total	51	48	42

While none of our employees are party to any collective bargaining agreements, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) which are applicable to our employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israel Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the workday and work week, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 12, 2020 of each of our directors and executive officers individually and as a group.

	Number of
	Ordinary Shares
	Beneficially	Percent of
	Held	Class

Directors

Aharon Schwartz(1)	175,000	*
Michael J. Anghel(2)	175,000	*
Nurit Benjamini(3)	155,000	*
B.J. Bormann(4)	175,000	*
Raphael Hofstein(5)	175,000	*
Avraham Molcho(6)	155,000	*
Sandra Panem(7)	172,500	*

Executive officers

Philip A. Serlin(8)	1,481,580	1.6%
Mali Zeevi(9)	639,170	*
Ella Sorani(10)	453,056	*
Abi Vainstein-Haras(11)	599,381	*

All directors and executive officers as a group (11 persons)(12)	4,355,687	4.4%

*	Less than 1.0%.

(1)
Includes 175,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 12, 2020. Does not include 150,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 12, 2020.

(2)
Includes 175,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 12, 2020. Does not include 150,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 12, 2020.

(3)
Includes 155,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 12, 2020. Does not include 150,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 12, 2020.

(4)
Includes 175,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 12, 2020. Does not include 150,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 12, 2020.

(5)
Includes 175,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 12, 2020. Does not include 150,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 12, 2020.

(6)
Includes 155,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 12, 2020. Does not include 150,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 12, 2020.

(7)
Includes 172,500 ordinary shares issuable upon exercise of outstanding options within 60 days of March 12, 2020. Does not include 150,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 12, 2020.

(8)
Includes 1,481,580 issued ordinary shares upon exercise of outstanding options within 60 days of March 12, 2020. Does not include 2,228,810 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 12, 2020.

(9)
Includes 639,170 ordinary shares issuable upon exercise of outstanding options within 60 days of March 12, 2020. Does not include 880,200 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 12, 2020.

(10)
Includes 453,056 ordinary shares issuable upon exercise of outstanding options within 60 days of March 12, 2020. Does not include 851,644 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 12, 2020.

(11)
Includes 599,381 ordinary shares issuable upon exercise of outstanding options within 60 days of March 12, 2020. Does not include 920,519 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 12, 2020.

(12)
Includes 4,355,687 ordinary shares issuable upon exercise of outstanding options within 60 days of March 12, 2020. Does not include 5,931,173 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 12, 2020.

Equity Compensation Plan

2003 Share Incentive Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Incentive Plan, or the Plan. The Plan provides for the granting of options, ordinary shares, restricted stock units and performance stock units to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for equity grants to be made at the determination of our Board of Directors in accordance with applicable law. As of March 12, 2020, there were 19.3 million ordinary shares issuable upon the exercise of outstanding equity grants under the Plan.

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

From time to time, our Board of Directors has approved an increase in the number of shares reserved for the purpose of equity grants pursuant to the Plan. As of March 12, 2020, the number of shares so reserved was 3.0 million.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 12, 2020 by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge. The beneficial ownership of ordinary shares is based on the 178,590,238 ordinary shares outstanding as of March 12, 2020 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 12, 2020, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights.

	Number of Ordinary Shares Beneficially Held	Percent of Class

BVF Partners L.P. (1)	31,942,380	17.3
Senvest Management, LLC (2)	12,153,435	6.7

(1)
Based upon information provided by the shareholder, or the BVF Group, in its Schedule 13D filed with the SEC on February 14, 2020. BVF Partners L.P., or Partners, as the investment manager of Biotechnology Value Fund, L.P., or BVF, Biotechnology Value Fund II, L.P., or BVF2, and Biotechnology Value Trading Fund OS LP, or Trading Fund OS, may be deemed to beneficially own the 31,942,380 ordinary shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 31,942,380 ordinary shares beneficially owned by Partners. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 31,942,380 ordinary shares beneficially owned by BVF Inc. The total number of shares beneficially owned by the BVF Group includes a total of 5,946,902 Series A warrants and Series B warrants issued by us in July 2017. All the warrants held by the BVF Group are subject to a blocker provision that precludes the holders from exercising the warrants to the extent that the holder and its affiliates would beneficially own in excess of 24.99% of our ordinary shares outstanding immediately after giving effect to such exercise. As of the close of business on March 12, 2020, the blocker provision does not limit the exercise of the warrants by the BVF Group. The address of the principal business office of BVF Partners L.P. is 1 Sansome Street, 30th Floor, San Francisco, California 94104.

(2)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 7, 2020. Includes 2,725,005 ADSs issuable upon exercise of warrants issued by us in February 2019. The securities indicated above are held in the accounts of Senvest Master Fund, LP, Senvest Technology Partners Master Fund, LP and Senvest Global (KY), LP, or collectively, the Investment Vehicles. Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of the Investment Vehicles. Richard Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by either Senvest Management, LLC or Mr. Mashaal as to beneficial ownership of the securities indicated above. The address of the principal business office of Senvest Management, LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

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

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel.

Pursuant to the Companies Law and our Articles of Association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our Articles of Association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or extraordinary meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value (under certain circumstances), require a resolution of our Board of Directors and court approval. At the Annual General Meeting in July 2019, the shareholders approved an increase to our share capital from NIS 25,000,000 divided into 250,000,000 ordinary shares of a nominal value of NIS 0.10 each to NIS 50,000,000 divided into 500,000,000 ordinary shares of a nominal value of NIS 0.10 each, and a corresponding amendment to our Articles of Association.

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

Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law (unless we qualify as an Eligible Company and opt to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the Audit and Compensation Committees), our directors are elected at a general or extraordinary meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or extraordinary meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors (who are not external directors) to fill vacancies on the Board of Directors to serve until the next general meeting or extraordinary meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. Unless we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the Audit and Compensation Committees, external directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Item 6. Directors, Senior Management and Employees — Board Practices — External Directors.”

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary meetings. Our Board of Directors may call extraordinary meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law and our Articles of Association provide that our Board of Directors is required to convene an extraordinary meeting upon the written request of (a) any two of our directors or one quarter of our Board of Directors or (b) one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power.

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

The Companies Law requires that a notice of any annual or extraordinary shareholders meeting be provided at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, the approval of a compensation policy with respect to office holders or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

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

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

•	an appointment or removal of directors;

•	an approval of transactions with office holders or interested or related parties;

•	an approval of a merger;

•
authorizing the chairman of the board of directors or his relative to act as the company’s chief executive officer or act with such authority; or authorize the company’s chief executive officer or his relative to act as the chairman of the board of directors or act with such authority;

•	any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by written ballot; and

•	other matters which may be prescribed by Israel’s Minister of Justice.

The provision allowing the vote by written ballot does not apply where the voting power of the controlling shareholder is sufficient to determine the vote. Our Articles of Association provides that our Board of Directors may prevent voting by means of a written ballot and this determination is required to be stated in the notice convening the general meeting.

The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness.

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the ISA. Furthermore, any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. However, we may deny such a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

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

A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

 For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if, in a company in which the other merging company holds shares, or in which shares are held by any person who either (a) holds 25% or more of the outstanding shares or (b) has the right to appoint 25% or more of the directors of the other merging company (or Controlling Shareholders), the majority of the shareholders voting in such meeting (who are not also shareholders or Controlling Shareholders of the other merging company) vote against the merger. If the aforementioned majority of the shareholders was not obtained, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

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

Clinical Trial Collaboration and Supply Agreement with MSD

In January 2016, we entered into a collaboration agreement with MSD, to support a Phase 2 study investigating our motixafortide in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with metastatic pancreatic cancer. The Phase 2 study will evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. According to the terms of the agreement, we are sponsoring and performing the study, which was initiated in September 2016, and MSD is supplying its compound for purposes of the study. The parties have agreed on the establishment of a joint development committee which has the responsibility of coordinating all regulatory and other activities under the agreement.

In July 2018, the collaboration agreement with MSD was amended in light of the parties’ agreement to expand the study under the collaboration to include a triple combination arm investigating the safety, tolerability and efficacy of motixafortide, KEYTRUDA and chemotherapy. See “Item 4 — Information on the Company — Business Overview — Therapeutic Candidates — motixafortide.” Upon completion of the study, or at any earlier point, both parties have the option to expand the collaboration to include a pivotal registration study.

Loan Agreement with Kreos Capital

In October 2018, we entered into a loan agreement with Kreos Capital. The purpose of the loan was to finance the $10 million payment made by the Company to Biokine as part of the consideration for amending the license agreement for motixafortide. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements — motixafortide.” The loan had a 12-month interest-only period, which concluded in September 2019, followed by a 36-month repayment period beginning in October 2019. Borrowings under the loan will bear interest at a fixed rate of 9.5% per annum. As security for the loan, Kreos Capital received a first-priority, secured interest in all Company assets, including intellectual property. In connection with providing the loan, Kreos Capital received a warrant to purchase 63,837 ADSs at an exercise price of $14.10 per ADS. The warrant is exercisable for a period of ten years from the date of issuance.

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

In May 2012, the Israeli Tax Authority, or ITA, approved our eligibility for tax benefits as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended, or Investments Law, with respect to a portion of the consideration deriving from certain of our development programs, or Eligible Projects. Subject to compliance with the applicable requirements, the portion of our undistributed income derived from our Benefited Enterprise programs will be entitled to a seven-year period of tax benefits due to the Company’s location in Modi’in (a tax exemption for a period of two years, followed by five years at the corporate tax rate of between 10% to 25% depending on the level of foreign investment in the company), commencing in the first year in which we generate taxable income after setting off our losses for Israeli tax purposes from prior years in the amount of approximately $245 million. The seven-year period may not extend beyond 12 years from the beginning of the Benefited Enterprise’s election year. We received Benefited Enterprise status with respect to the Eligible Projects in 2009 and 2012 tax years, so depending on when the Benefited Enterprise programs begin to generate taxable income after offsetting tax losses, the benefit period could continue through 2020 and 2023, respectively. However, any distribution of income derived from exempt income sourced in our Benefited Enterprise programs will result in such income being subject to a rate of corporate tax rate of between 10% to 25% depending on the level of foreign investment in the company.

We have the option to transition to a “Preferred Enterprise” regime under the Investments Law with respect to the year 2020 (through May 31, 2020), according to which all of our income which is eligible for benefits under the regime would be subject to flat corporate tax rates of 16%, whether or not distributed. Once the transition to a Preferred Enterprise regime is made, it may not be reversed.

In addition, the ITA approved certain of our operations as an “Industrial Enterprise” under the Investments Law, meaning that we are eligible for accelerated depreciation with respect to certain tangible assets belonging to our Benefited Enterprise.

Should we not meet the requirements for maintaining these benefits, they may be reduced or cancelled and, among other things, our income deriving from the Eligible Projects (assuming we are profitable for tax purposes after offsetting losses) would be subject to the regular corporate tax rate in Israel. If these tax benefits are reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations.

Taxation of Israeli Individual Shareholders on Receipt of Dividends. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of either 25% or 30%, if the recipient of such dividend is a substantial shareholder (as defined below) at the time of distribution or at any time during the preceding 12-month period..

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel (individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% if such person is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at the source, unless a lower rate is provided in a tax treaty between Israel and the shareholder’s country of residence and subject to the receipt in advance of a valid certificate from the Israeli Tax Authorities. If the income out of which the dividend is being paid is sourced from profits attributable to a Benefited Enterprise under the Investments Law, the rate is generally not more than 15%.

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

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided that: (1) such income was not derived from a business conducted in Israel by the taxpayer (2) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (3) the taxpayer is not obliged to pay excess tax.

Payers of dividends on our shares, including the Israeli stockbroker effectuating the transaction or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a nominee company.

Taxation of Capital Gains. Israeli law imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise and subject to the receipt in advance of a valid certificate from the Israeli Tax Authorities. The law distinguishes between real capital gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real capital gain is the excess of the total capital gain over the inflationary surplus.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that such shareholders did not acquire their ordinary shares prior to our initial public offering on the TASE and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if one or more Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless (1) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (2) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; (3) a shareholder who is an individual is present in Israel for a period or periods aggregating 183 days or more during a taxable year. In either case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable (subject to the receipt in advance of a valid certificate from the Israeli tax authorities); however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

The purchaser, the Israeli stockbrokers or financial institution through which the shares are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities on the amount of the consideration paid upon the sale of the securities (or on the Real Capital Gain realized on the sale, if known), at the rate of 25% in respect of an individual or at a corporate rate in respect of a corporation (23%).

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israel Income Tax Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax returns.

Excess Tax. Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 649,560 for 2019 and thereafter, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

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

Taxation of U.S. Investors

The discussions under “— Distributions,” and under “— Sale, Exchange or Other Disposition of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC for the taxable year ending December 31, 2020, and it is possible that we will be a PFIC for the taxable year ending December 31, 2020 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

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

We believe that we were a PFIC for U.S. federal income tax purposes for taxable years ended prior to December 31, 2009 and for taxable years ended December 31, 2011, 2012 and 2014 through 2019. We were not a PFIC for taxable years ended 2009, 2010 and 2013, and we have not determined whether we will be a PFIC for the taxable year ending December 31, 2020. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for taxable year ending December 31, 2020 or in any subsequent year. Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

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

Certain Reporting Requirements

U.S. citizens and U.S. resident aliens owning “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance) may be required to file IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, which may include the ordinary shares or ADSs, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). U.S. Investors are urged to consult their tax advisors regarding the application of these requirements to their ownership of the ordinary shares or ADSs.

If we are treated as a PFIC, U.S. Investors may be required to file annual tax returns (including on IRS Form 8621) containing such information as the U.S. Treasury requires. A U.S. Investor that is not otherwise required to file a U.S. tax return must still file IRS Form 8621 in accordance with the instructions for the Form.

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

Description of the ADSs

Each of our ADSs represents 15 of our ordinary shares deposited with the principal Tel Aviv office of either Bank Hapoalim B.M. or Bank Leumi Le-Israel, as Custodian for the Depositary. Our ADSs trade on Nasdaq.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

(c)          Attestation Report of Registered Public Accounting Firm

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, appearing under “Item 18. Financial Statements” on page F-1, and such report is incorporated herein by reference.

(d)          Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2018	2019
Services Rendered	(in thousands of U.S. dollars)

Audit Fees(1)	110	110
Audit-Related Fees(2)	-	10
Tax Fees(3)	14	9
All Other Fees	-	-
Total	126	129

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

•
Independent Directors. Our Board of Directors includes two external directors in accordance with the provisions contained in Sections 239-249 of the Companies Law and Rule 10A-3 of the general rules and regulations promulgated under the Securities Act, rather than a majority of external directors. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as a foreign private issuer we are not exempt from the SEC independence requirement), and we must also ensure that a majority of the members of our Audit Committee are independent directors as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Rules otherwise require. If we qualify as an Eligible Company and opt to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees, we will be required at all times to comply with the U.S. rules and regulations governing the appointment of independent directors and composition of the audit and compensation committees applicable to U.S. domestic issuers instead of complying with the Companies Law provisions relating to external directors and composition of the audit and compensation committees.

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

•
Nomination of our Directors. With the exception of our external directors and directors elected by our Board of Directors due to vacancy, our directors are elected by a general or extraordinary meeting of our shareholders, to hold office until they are removed from office by the majority of our shareholders at a general or extraordinary meeting of our shareholders. See “Item 6. Directors, Senior Management and Employees — Board Practices — Board of Directors.” The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided under the Companies Law or in an agreement between us and our shareholders. Currently, there is no agreement between us and any shareholder regarding the nomination of directors. In accordance with our Articles of Association, under the Companies Law, any one or more shareholders holding, in the aggregate, either (1) at least 5% of our outstanding shares and at least 1% of our outstanding voting power or (2) at least 5% of our outstanding voting power, may nominate one or more persons for election as directors at a general or special meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided in the Companies Law.

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

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description

2.1	Articles of Association, as amended July 2, 2019

2.2(1)
Deposit Agreement dated as of July 21, 2011 among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

2.3(1)	Form of American Depositary Receipt; the Form is Exhibit A of the deposit agreement which is Exhibit 2.2 above.

4.5(2)	Employment Agreement with Philip Serlin, dated May 24, 2009, as amended

4.16†(3)	License Agreement entered into as of November 25, 2007 between BioLine Innovations Jerusalem L.P. and Innovative Pharmaceutical Concepts, Inc.

4.18(4)	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan

4.33(5)	License Agreement entered into as of September 2, 2012 by and between the Registrant and Biokine Therapeutics Ltd.

4.34(6)†	Amendment Agreement entered into as of October 2, 2018 by and between the Registrant and Biokine Therapeutics Ltd.

4.35(6)	Loan Agreement entered into as of October 2, 2018, by and between the Registrant and Kreos Capital V (Expert Fund) L.P.

4.36	Compensation Policy for Executives and Directors, as amended

4.37(7)
Lease Agreement entered into as of August 7, 2014 between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. as Lessor and the Registrant as Lessee, as amended (English summary of the Hebrew original)

4.39(8)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV

4.40(5)†	Clinical Trial Collaboration and Supply Agreement entered into as of January 11, 2016 between the Registrant and Merck Sharp & Dohme B.V.

4.41(9)†	Amendment No. 2 to Clinical Trial Collaboration and Supply Agreement entered into as of July 24, 2018 between the Registrant and Merck Sharp & Dohme B.V.

4.42(2)†	Combination Study Agreement entered into as of September 6, 2016 between the Registrant and Genentech, Inc.

4.43(2)	Employment Agreement with Mali Zeevi, dated September 16, 2009, as amended

4.44(2)	Employment Agreement with Abi Vainstein-Haras, dated April 2, 2014, as amended

4.45(2)	Employment Agreement with Ella Sorani, dated January 11, 2017

4.46(2)†	Amended and Restated Exclusive License Agreement entered into as of April 30, 2013 between the University of Massachusetts and Agalimmune Ltd.

Exhibit Number	Exhibit Description

4.47(9)†	Patent and Know-how License Agreement entered into as of September 19, 2017 between Kode Biotech Limited and Agalimmune Ltd.

4.49(9)†	Second Amendment Agreement entered into as of October 16, 2018 between the University of Massachusetts and Agalimmune Ltd.

4.50(9)†	Amendment No. 1 to License Agreement entered into as of June 18, 2018 between the Registrant and Wartner Europe BV

4.51	First Addendum to License Agreement entered into as of October 16, 2019 by and between the Registrant and Biokine Therapeutics Ltd., as amended

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.5	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant

15.8(10)
Subscription Agreement entered into as of July 26, 2017 among the Registrant and Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS, L.P., Investment 10, LLC and MSI BVF SPV, L.L.C. (the “BVF Investors”)

15.9(10)	Form of Series A Warrant issued to the BVF Investors

15.10(10)	Form of Series B Warrant issued to the BVF Investors

15.11(10)	Voting and Standstill Agreement entered into as of July 26, 2017 among the Registrant and the BVF Investors

15.12(11)	At-the-market Sales Agreement entered into October 30, 2017, between the Registrant and BTIG, LLC

101
The following financial information from BioLineRx Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Financial Position at December 31, 2019 and 2018; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2018 and 2017; (iii) Statements of Changes in Equity for the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Cash Flow Statements for the years ended December 31, 2019, 2018 and 2017; and (v) Notes to the Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(1)
Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6EF (No. 333-218969) filed by the Bank of New York Mellon on June 26, 2017 with respect to the Registrant’s American Depositary Shares.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2017.

(3)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(4)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 10, 2016.

(5)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on May 31, 2016.

(6)	Incorporated by reference to the Registrant’s Form 6-K filed on October 3, 2018.

(7)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

(8)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on September 22, 2015.

(9)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 28, 2019.

(10)	Incorporated by reference to the Registrant’s Form 6-K filed on July 31, 2017.

(11)	Incorporated by reference to the Registrant’s Form 6-K filed on October 31, 2017.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Date: March 12, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of
BioLineRx Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of BioLineRx Ltd. and its subsidiaries (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(s) to the consolidated financial statements, the Company changed the manner in which it accounts for leases during the year ended December 31, 2019.

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

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 12, 2020	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Ltd.

We have served as the Company’s auditor since 2003.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31,
		2018	2019
		in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5	3,404	5,297
Short-term bank deposits	6	26,747	22,192
Prepaid expenses		488	108
Other receivables	17a	1,339	613
Total current assets		31,978	28,210

NON-CURRENT ASSETS
Long-term prepaid expenses	17b	56	-
Property and equipment, net	8	2,227	1,816
Right-of-use assets, net	10	-	1,650
Intangible assets, net	9	21,972	21,891
Total non-current assets		24,255	25,357
Total assets		56,233	53,567

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loans	11	895	2,692
Accounts payable and accruals:
Trade	17c	4,493	7,794
Other	17c	1,363	1,280
Lease liabilities	10	-	202
Total current liabilities		6,751	11,968

NON-CURRENT LIABILITIES
Warrants	12c, 19	323	658
Long-term loans, net of current maturities	11, 19	7,838	5,799
Lease liabilities	10	-	1,762
Total non-current liabilities		8,161	8,219

COMMITMENTS AND CONTINGENT LIABILITIES	15
Total liabilities		14,912	20,187

EQUITY	12
Ordinary shares		3,110	4,692
Share premium		250,192	265,938
Capital reserve		11,955	12,132
Other comprehensive loss		(1,416)	(1,416)
Accumulated deficit		(222,520)	(247,966)
Total equity		41,321	33,380
Total liabilities and equity		56,233	53,567

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,
		2017	2018	2019
		in USD thousands

RESEARCH AND DEVELOPMENT EXPENSES	17d	(19,510)	(19,808)	(23,438)
SALES AND MARKETING EXPENSES	17e	(1,693)	(1,362)	(857)
GENERAL AND ADMINISTRATIVE EXPENSES	17f	(4,037)	(4,435)	(3,816)
OPERATING LOSS		(25,240)	(25,605)	(28,111)
NON-OPERATING INCOME (EXPENSES), NET	17g	(260)	2,397	4,165
FINANCIAL INCOME	17h	1,169	719	777
FINANCIAL EXPENSES	17i	(21)	(473)	(2,277)
NET LOSS AND COMPREHENSIVE LOSS		(24,352)	(22,962)	(25,446)

		in USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED	14	(0.27)	(0.21)	(0.17)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	14	89,970,713	108,595,702	146,407,055

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2017	1,513	199,567	10,569	(1,416)	(175,206)	35,027
CHANGES IN 2017:
Issuance of share capital, net	1,322	39,376	-	-	-	40,698
Employee stock options exercised	1	328	(329)	-	-	-
Employee stock options forfeited and expired	-	1,411	(1,411)	-	-	-
Share-based compensation	-	-	1,508	-	-	1,508
Comprehensive loss for the year	-	-	-	-	(24,352)	(24,352)
BALANCE AT DECEMBER 31, 2017	2,836	240,682	10,337	(1,416)	(199,558)	52,881
CHANGES IN 2018:
Issuance of share capital, net	263	8,567	-	-	-	8,830
Employee stock options exercised	11	415	(380)	-	-	46
Employee stock options forfeited and expired	-	528	(528)	-	-	-
Share-based compensation	-	-	2,526	-	-	2,526
Comprehensive loss for the year	-	-	-	-	(22,962)	(22,962)
BALANCE AT DECEMBER 31, 2018	3,110	250,192	11,955	(1,416)	(222,520)	41,321
CHANGES IN 2019:
Issuance of share capital, net	1,580	14,165	-	-	-	15,745
Employee stock options exercised	2	83	(84)	-	-	1
Employee stock options forfeited and expired	-	1,498	(1,498)	-	-	-
Share-based compensation	-	-	1,759	-	-	1,759
Comprehensive loss for the year	-	-	-	-	(25,446)	(25,446)
BALANCE AT DECEMBER 31, 2019	4,692	265,938	12,132	(1,416)	(247,966)	33,380

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,
	2017	2018	2019
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Net loss	(24,352)	(22,962)	(25,446)
Adjustments required to reflect net cash used in operating activities (see appendix below)	3,805	(1,230)	2,780
Net cash used in operating activities	(20,547)	(24,192)	(22,666)

CASH FLOWS - INVESTING ACTIVITIES
Increase in long-term investment	(1,000)	-	-
Realization of long-term investment	-	1,500	-
Investments in short-term deposits	(44,016)	(26,500)	(43,545)
Maturities of short-term deposits	33,327	44,771	48,875
Purchase of property and equipment	(338)	(173)	(67)
Purchase of intangible assets	(3,900)	(10,043)	(6)
Net cash provided by (used in) investing activities	(15,927)	9,555	5,257

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance cost	38,773	3,830	20,297
Employee stock options exercised	-	46	1
Proceeds of long-term loan and warrants, net of issuance costs	-	9,632	-
Repayment of loans	(93)	(411)	(889)
Repayments of lease liabilities	-	-	(215)
Net cash provided by financing activities	38,680	13,097	19,194

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,206	(1,540)	1,785
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,469	5,110	3,404
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	435	(166)	108
CASH AND CASH EQUIVALENTS - END OF YEAR	5,110	3,404	5,297

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,
	2017	2018	2019
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	481	545	940
Long-term prepaid expenses	(9)	5	56
Exchange differences on cash and cash equivalents	(435)	166	(108)
Fair value adjustments of warrants	127	(1,743)	(4,634)
Share-based compensation	1,508	2,526	1,759
Interest and exchange differences on short-term deposits	(530)	(645)	(775)
Interest on loans	-	123	647
Gain on realization of long-term investment	-	(500)	-
Warrant issuance costs	17	-	417
Exchange differences on lease liability	-	-	154
	1,159	477	(1,544)

Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses and other receivables	(415)	(934)	1,106
Increase (decrease) in accounts payable and accruals	3,061	(773)	3,218
	2,646	(1,707)	4,324

	3,805	(1,230)	2,780

Supplemental information on interest received in cash	494	834	868

Supplemental information on interest paid in cash (see Notes 10 and 15)	12	165	1,198

Supplemental information on non-cash transactions (see Notes 18, 19 and 10)	2,985	5,000	147

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

Although it has generated revenues from out-licensing transactions in the past, the Company has incurred accumulated losses in the amount of $248 million through December 31, 2019, and cannot determine with reasonable certainty when and if it will have sustainable profits. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the second quarter of 2021. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding. Management is in the process of evaluating various financing alternatives, including funding its clinical development activities via out-licensing or collaborations, and fundraising in the public or private equity markets. However, there is no certainty about the Company’s ability to obtain such funding.

b.	Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2019 were approved by the Board of Directors on March 12, 2020, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

c.	Change in ratio of ADSs

On July 15, 2019, the Company effected a change in the ratio of its ADSs to ordinary shares, from one ADS representing one ordinary share to a new ratio of one ADS representing 15 ordinary shares. All ADSs and per ADSs amounts in these financial statements have been retroactively adjusted as if the change in ratio had been effected at the earliest date of these financial statements.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s consolidated financial statements as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise.

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

The functional and reporting currency in these financial statements is the U.S. dollar (“dollar”, “USD” or “$”), which is the primary currency of the economic environment in which the Company operates. Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in profit or loss.

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

g.	Impairment of non-amortize non-financial assets

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

The financial assets of the Company are classified as financial assets at amortized cost. The classification is done on the basis of the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

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

Regular purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to the Company or delivered by the Company. Investments are initially recognized at fair value plus transaction costs, except for trade receivables, which are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at amortized cost are measured in subsequent periods at amortized cost using the effective interest method.

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

m.	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

n.	Revenue from contracts with customers

Effective January 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts with Customers.”

IFRS 15 introduces a five-step model for recognizing revenue from contracts with customers, as follows:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to the performance obligations in the contract; and
•	recognize revenue when (or as) the entity satisfies a performance obligation.

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2019, the Company has not yet capitalized development expenses.

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

The amounts recorded as an employee benefit expense in respect of pension and severance pay obligations for the years 2017, 2018 and 2019 were $563,000, $618,000 and $580,000 respectively.

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

Non-market performance and service conditions are included in assumptions about the number of equity instruments that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. Performance stock unit expenses are recognized only if it is probable that the performance condition will be achieved.

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

The diluted loss per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants issued to investors, as well as equity instruments granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2017, 2018 and 2019, as their effect would have been anti-dilutive.

r.	Leases

The Company accounts for leases in accordance with International Financial Reporting Standard No. 16 “Leases” (“IFRS 16”).

The Company's leases include property and motor vehicle leases. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date, including, inter alia, the exercise price of a purchase option if the Company is reasonably certain to exercise that option.

Simultaneously, the Company recognizes a right-of-use asset in the amount of the lease liability.

Since the interest rate implicit in the lease cannot be readily determined, the Company uses the Company’s incremental borrowing rate. This rate is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The lease term is the non-cancellable period for which the Company has the right to use an underlying asset, together with both, the periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

After the commencement date, the Company measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

r.	Leases (cont.)

Assets are depreciated by the straight-line method over the estimated useful lives of the right of use assets or the lease period, which is shorter:

Years
Property	11
Motor vehicles	3

Interest on the lease liability is recognized in profit or loss in each period during the lease term, in an amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

For information regarding the initial implementation of IFRS 16, effective January 1, 2019, see Note 10.

Prior to the implementation of IFRS 16, leases were accounted for in accordance with IAS 17, pursuant to which a lease was classified as an operating lease if it did not transfer substantially all the risks and rewards incidental to ownership. Lease payments under an operating lease (reduced by any incentives received from the lessor) were recognized as an expense on a straight‑line basis over the lease term.

s.	Changes in accounting policies

International Financial Reporting Standard No. 16 “Leases” (“IFRS 16”)

The Company adopted IFRS 16 retrospectively from January 1, 2019 but has not restated comparatives for the 2018 and 2017 reporting periods, as permitted under the specific transitional provisions in the standard. On adoption of IFRS 16, the Company recognized lease liabilities for leases which had previously been classified as “operating leases” under the principles of IAS 17, “Leases.” These liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of January 1, 2019.

The remeasurements to the lease liabilities were recognized as adjustments to the related right-of-use assets immediately after the date of initial application. The associated right-of-use assets for property leases were measured on a retrospective basis as if the new rules had always been applied. Other right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of December 31, 2018. The Company’s weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 15.1%. As of January 1, 2019, the Company recognized right-of-use asset and lease liabilities in the amount of $1,878,000. The implementation had no effect on the accumulated deficit.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

s.	Changes in accounting policies (cont.)

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•	Use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
•	Reliance on previous assessments on whether leases are onerous;
•	Accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019, as short-term leases;
•	Exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;
•	Use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to reassess whether a contract is, or contains, a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4, “Determining whether an Arrangement contains a Lease.”

t.	Standards and amendments to existing standards that are not yet in effect:

Classification of Liabilities as Current or Non-current (Amendment to IAS 1)

The IASB issued a narrow-scope amendment to IAS 1 to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. Inter alia, the amendment requires the following:

•
Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

•
‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

The amendment should be applied retrospectively for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The adoption of the amendment is not expected to have a material impact on the Company's financial statements.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2019 is immaterial (see Note 3b). The activities of the Company expose it to market risk, primarily as a result of currency risk.

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

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2019
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(53)	(28)	583	65	31
Other receivables	(56)	(29)	613	68	32
Trade payables	227	119	(2,501)	(278)	(132)
Other payables	71	37	(780)	(87)	(41)
Total NIS-linked balances	189	99	(2,085)	(232)	(110)
Euro-linked trade payables	(168)	(88)	(1,851)	206	97
Total	21	11	(3,936)	(26)	(13)

The Company also maintains cash and cash equivalent balances in other currencies in amounts that are not material.

	December 31, 2018
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(64)	(33)	699	37	78
Other receivables	(45)	(23)	491	26	55
Trade payables	73	38	(807)	(42)	(90)
Other payables	57	30	(632)	(33)	(70)
Total NIS-linked balances	21	12	(249)	(12)	(27)
Euro-linked trade payables	(177)	(93)	(453)	102	216
Total	(156)	(81)	(702)	90	189

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is certain data regarding dollar exchange rates:
	Exchange rate of NIS per $1	Exchange rate of Euro per $1
As of December 31:
2017	3.467	0.835
2018	3.748	0.873
2019	3.456	0.891

Percentage increase (decrease) in USD exchange rate:
2018	8.1%	4.6%
2019	(7.8)%	2.1%

Set forth below is information on the linkage of monetary items:

	December 31, 2018			December 31, 2019
	Dollar	NIS	Other currencies	Dollar	NIS	Other Currencies
	USD in thousands			USD in thousands
Assets:
Current assets:
Cash and cash equivalents	2,274	699	431	4,082	583	632
Short term bank deposits	26,747	-	-	22,192	-	-
Other receivables	-	491	848	-	613	-
	29,021	1,190	1,279	26,274	1,196	632
Liabilities:
Current liabilities:
Current maturities of long-term loans	895	-	-	2,692	-	-
Accounts payable and accruals:
Trade	2,396	807	1,290	2,772	2,501	2,521
Other	708	632	23	500	780	-
Non-current liabilities
Long-term loans, net of current maturities	7,838	-	-	5,799	-	-
	11,837	1,439	1,313	11,763	3,281	2,521
Net asset value	17,184	(249)	(34)	14,511	(2,085)	(1,889)

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2019, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items and deposits), as well as warrants classified as a liability.

With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in working capital is generally close or identical to their carrying amount.

With regard to the warrants classified as a liability, see Notes 12c and 19. With regard to the long-term loan, see Notes 11 and 19.

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

The Company’s cash, cash equivalents and short-term bank deposits at December 31, 2018, and 2019 were mainly deposited with highly rated major Israeli and U.S. banks. In the Company’s opinion, the credit risk associated with these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2018	2019
	in USD thousands
Assets:
Cash and cash equivalents	3,404	5,297
Short-term bank deposits	26,747	22,192
Other receivables	1,339	613
Total	31,490	28,102

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

Although the Company has succeeded in generating significant revenues from a number of out-licensing transactions in the past, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the second quarter of 2021. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding. Inability to raise additional funding would have a material adverse effect on the financial condition of the Company.

d.	Fair value of financial instruments

The different levels of valuation of financial instruments are defined as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	Inputs, other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, and also considers counterparty credit risk, in its assessment of fair value. The fair value of the financial instruments included in the working capital of the Company is usually identical or close to their carrying value. The fair value of the warrants is based on Level 3 measurements.

The fair value of the warrants, calculated based on the Black-Scholes model, was $658,000 as of December 31, 2019.

For more information on the parameters used to value the warrants, see Note 12c(2), 12c(4), and 19.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

e.	Changes in financial liabilities with cash flows included in financing activities

	Long-term loans	Warrants	Total
	in USD thousands
Balance as of January 1, 2018	250	1,205	1,455
Changes during the year 2018:
Cash flows received	8,453	861	9,314
Cash flows paid	(93)	-	(93)
Amounts recognized through profit and loss	123	(1,743)	(1,620)
Balance as of December 31, 2018	8,733	323	9,056
Changes during the year 2019:
Cash flows received	-	4,552	4,552
Cash flows paid	(889)	-	(889)
Amounts recognized through profit and loss	647	(4,217)	(3,570)
Balance as of December 31, 2019	8,491	658	9,149

See Note 10 for information on changes in lease liabilities.

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

Fair value estimations of warrants

As described in Notes 3d, 12 and 19, BioLineRx completed financing transactions in which it issued ADSs and warrants to purchase additional ADSs. The fair value of the warrants, which are not traded on an active market, is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

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

NOTE 5 – CASH AND CASH EQUIVALENTS

	December 31,
	2018	2019
	in USD thousands

Cash on hand and in bank	2,329	4,922
Short-term bank deposits	1,075	375
	3,404	5,297

The short-term bank deposits included in cash and cash equivalents bear interest at annual rate of between 0.13% and 0.15%. The carrying amount of cash and cash equivalents approximates their fair value, since they bear interest at rates similar to prevailing market interest rates.

NOTE 6 – SHORT-TERM BANK DEPOSITS

The short-term bank deposits are in dollars and bear interest at annual rates of between 1.8% and 3.08%.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2016	2017
	In USD thousands				In USD thousands				In USD thousands
Composition in 2017
Office furniture and equipment	198	2	-	200	25	35	-	60	173	140
Computers and communications equipment	489	266	-	755	408	30	-	438	81	317
Laboratory equipment	1,298	70	-	1,368	670	159	-	829	628	539
Leasehold improvements	2,028	-	-	2,028	305	214	-	519	1,723	1,509
	4,013	338	-	4,351	1,408	438	-	1,846	2,605	2,505

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2017	2018
	In USD thousands				In USD thousands				In USD thousands
Composition in 2018
Office furniture and equipment	200	-	-	200	60	22	-	82	140	118
Computers and communications equipment	755	9	-	764	438	60	-	498	317	266
Laboratory equipment	1,368	164	-	1,532	829	153	-	982	539	550
Leasehold improvements	2,028	-	-	2,028	519	216	-	735	1,509	1,293
	4,351	173	-	4,524	1,846	451	-	2,297	2,505	2,227

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY AND EQUIPMENT (cont.)

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2018	2019
	In USD thousands				In USD thousands				In USD thousands
Composition in 2019
Office furniture and equipment	200	7	-	207	82	13	-	95	118	112
Computers and communications equipment	764	31	-	795	498	63	-	561	266	234
Laboratory equipment	1,532	29	-	1,561	982	185	-	1,167	550	394
Leasehold improvements	2,028	-	-	2,028	735	217	-	952	1,293	1,076
	4,524	67	-	4,591	2,297	478	-	2,775	2,227	1,816

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INTANGIBLE ASSETS

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2016	2017
	In USD thousands				In USD thousands				In USD thousands
Composition in 2017
Intellectual property	193	6,703	-	6,896	96	-	-	96	97	6,800
Computer software	385	182	-	567	301	43	-	344	84	223
	578	6,885	-	7,463	397	43	-	440	181	7,023

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2017	2018
	In USD thousands				In USD thousands				In USD thousands
Composition in 2018
Intellectual property	6,896	15,000	-	21,896	96	-	-	96	6,800	21,800
Computer software	567	43	-	610	344	94	-	438	223	172
	7,463	15,043	-	22,506	440	94	-	534	7,023	21,972

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2018	2019
	In USD thousands				In USD thousands				In USD thousands
Composition in 2019
Intellectual property	21,896	-	-	21,896	96	-	-	96	21,800	21,800
Computer software	610	6	-	616	438	87	-	525	172	91
	22,506	6	-	22,512	534	87	-	621	21,972	21,891

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES

a.	Right-of-use assets

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2018	2019
	In USD thousands				In USD thousands				In USD thousands
Composition in 2019
Property	1,552	-	-	1,552	-	135	-	135	-	1,417
Motor vehicles	326	172	(65)	433	-	240	(40)	200	-	233
	1,878	172	(65)	1,985	-	375	(40)	335	-	1,650

b.	Lease liabilities

	Balance at	Additions	Deletions	Interest expense	Exchange differences	Payments	Balance at
	beginning	during	during	during	during	during	end of
	of year	year	year	year	year	year	year
		In USD thousands
Composition in 2019
Property	1,552	-	-	257	127	(272)	1,664
Motor vehicles	326	172	(25)	73	27	(273)	300
	1,878	172	(25)	330	154	(545)	1,964

December 31, 2019
in USD thousands
Composition of lease liabilities:
Current lease liabilities
Property	53
Motor vehicles	149
202
Non-current lease liabilities
Property	1,611
Motor vehicles	151
1,762
1,964

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES (cont.)

c.	Additional disclosure

1)
The Company leases its premises under an operating lease agreement entered into in August 2014. Payments under the lease commenced in June 2015, and the initial term of the lease will expire in June 2020. The Company has exercised its option to extend the lease through June 30, 2025 and has the option to extend the lease for two additional lease periods totaling up to an additional 5 years, each option at a 5% increase to the preceding lease payment amount. The monthly lease fee is $23,000. In addition, the Company pays building maintenance charges of $7,000 per month.

2)
The Company has entered into operating lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are $241,000. To secure the terms of the lease agreements, the Company has made certain prepayments to the leasing companies, representing two months of lease payments. These amounts have been recorded as prepaid expenses until 2018.

3)	As of December 31, 2019, minimum future rental payments (considering the aforementioned extension periods) under the leases were:

Year	Property	Motor vehicles	Total
	in USD thousands
2020	287	199	486
2021	296	104	400
2022	296	72	368
2023	296	-	296
2024	296	-	296
2025-2030	1,627	-	1,627
	3,098	375	3,473

Extension and termination options are included in a number of property and motor vehicles leases. These are used to maximize operational flexibility in terms of managing the assets used in the Company’s operations. The majority of extension and termination options held are exercisable only by the Company and not by the respective lessor.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LONG-TERM LOANS

a.	Composition

	December 31,
	2018	2019
	In USD thousands

Bank loan	156	63
Loan from Kreos Capital (see Note 19)	8,577	8,428
	8,733	8,491
Less current maturities:
Bank loan	(93)	(63)
Loan from Kreos Capital	(802)	(2,629)
Total current maturities	(895)	(2,692)
Total long-term loans	7,838	5,799

The bank loan is denominated in dollars and bears interest at an annual rate of 3.75%. The book value of the loan approximates its fair value. The loan is repayable in 60 monthly installments and is collateralized by certain lab equipment.

The loan from Kreos Capital is reflected net of amounts deducted from its carrying value relating to warrants and issuance costs associated with the initial loan transaction.

b.	Future repayments

Future repayments of the long-term loans indicated above (other than current maturities) in the years subsequent to the balance sheet date are as follows:

In USD thousands

2021	3,058
2022	2,741
5,799

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY

a.	Share capital

As of December 31, 2018, and 2019 the Company’s share capital is composed of ordinary shares, as follows:

	Number of Ordinary Shares
	December 31,
	2018	2019

Authorized share capital	250,000,000	500,000,000

Issued and paid-up share capital	114,933,144	171,269,528

	In USD and NIS
	December 31,
	2018	2019

Authorized share capital (in NIS)	25,000,000	50,000,000

Issued and paid-up share capital (in NIS)	11,493,314	17,126,953

Issued and paid-up share capital (in USD)	3,109,746	4,691,734

b.	Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2018 and 2019, all outstanding share capital consisted of ordinary shares.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

c.	Changes in the Company’s equity

1)
In April 2017, the Company completed an underwritten public offering of 2,254,902 of its ADSs at a public offering price of $12.75 per ADS. The offering raised a total of $28.8 million, with net proceeds of $26.2 million, after deducting fees and expenses.

2)
In July 2017, the Company completed a direct placement to BVF Partners L.P., its largest shareholder, for aggregate gross proceeds of $9.6 million. The placement consisted of 566,372 ADSs, Series A warrants to purchase an additional 198,230 ADSs and Series B warrants to purchase an additional 198,230 ADSs. The Series A warrants have an exercise price of $30.00 per ADS and are exercisable for a term of four years. The Series B warrants have an exercise price of $60.00 per ADS and are also exercisable for a term of four years. Net proceeds from the transaction were $9.5 million, after deducting fees and expenses.

The warrants issued have been classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss. The amount of the direct placement consideration initially allocated to the warrants was $1.1 million. Total issuance costs allocable to the warrants were not material.

As of the issuance date, the fair value of the warrants is computed using the Black-Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 1.66% and an average standard deviation of 57.8%.

The fair value of the warrants as of December 31, 2019 was immaterial (December 31, 2018 – $55,000) and was based on the then-current price of an ADS, a risk-free interest rate of 1.59% (December 31, 2018 – 2.47%), an average standard deviation of 80.5% (December 31, 2018 – 55.3%), and on the remaining contractual life of the warrants.

The changes in fair value for the years ended December 31, 2017, 2018 and 2019 of approximately $100,000, $1,200,000 and $52,000 have been recorded as non-operating (expenses) income, on the statement of comprehensive loss.

As of December 31, 2019, none of the warrants had been exercised.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

c.	Changes in the Company’s equity (cont.)

3)
In October 2018, the Company entered into a loan agreement with Kreos Capital. In connection with the loan, Kreos Capital received warrants to purchase 63,837 ADSs at an exercise price of $14.10 per ADS. For more information see Note 19.

4)
In February 2019, the Company completed an underwritten public offering of 1,866,667 of its ADSs and warrants to purchase 1,866,667 ADSs, at a public offering price of $8.25 per ADS and accompanying warrant. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $11.25 per ADS. The offering raised a total of $15.4 million, with net proceeds of $14.1 million, after deducting fees and expenses. The amount of the offering consideration initially allocated to the warrants was $5.0 million. Total issuance costs initially allocated to the warrants were $0.4 million.

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

The fair value of the warrants is computed using the Black-Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then current price of an ADS, a risk-free interest rate of 2.50% and an average standard deviation of 62.8%.

The fair value of the warrants as of December 31, 2019 was $592,000 and was based on the then current price of an ADS, a risk-free interest rate of 1.7%,  an average standard deviation of 64.2%, and on the remaining contractual life of the warrants.

The change in fair value from the date of issuance through December 31, 2019 amounted to $4.4 million.

As of December 31, 2019, none of the warrants had been exercised.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

d.	Share purchase agreements

1)
In May 2014, BioLineRx and Lincoln Park Capital Fund, LLC (“LPC”), entered into a $20 million, 36-month purchase agreement, together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $20 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the purchase agreement.

In consideration for entering into the agreement, BioLineRx paid to LPC an initial commitment fee of $300,000, paid via the issuance of 10,000 ADSs, and agreed to pay a further commitment fee of up to $500,000, pro rata, as the facility was used over time, to be paid in ADSs valued based on the prevailing market prices of BioLineRx’s ADSs at such time.

In connection with the purchase agreement, BioLineRx paid an initial cash finder’s fee to Oberon Securities of $50,000, plus an additional cash finder’s fee equal to 2.0% of the dollar amount of ADSs sold under the new agreement, up to an aggregate additional finder’s fee of $200,000.

The purchase agreement with LPC expired in accordance with its terms in July 2017. On a cumulative basis, from the effective date of the purchase agreement through the date of its expiration, BioLineRx sold a total of 370,040 ADSs to LPC for aggregate gross proceeds of $7,000,000. In connection with these issuances, a total of 9,251 ADSs were issued to LPC as a commitment fee and a total of $140,000 was paid to Oberon Securities as a finder’s fee.

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

During the year ended December 31, 2019, BioLineRx issued a total of 1,884,189 ADSs for total net proceeds of $6.2 million. From the effective date of the agreement through December 31, 2019, 2,246,802 ADSs were sold under the program for total gross proceeds of $11.5 million, leaving an available balance under the facility of $18.5 million as of December 31, 2019.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

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

PSUs are RSUs that are linked to any one or more performance goals (in addition to, or in lieu of, time-based vesting terms) determined appropriate by the Board of Directors. Once vested, each PSU granted is equivalent to one ordinary share. The specific performance goals, as well as the time period associated with achieving such goals, are approved by the Board and are set forth in the grantee’s grant agreement. To date, each PSU grant has had between three to five performance goals on which vesting is based, each such goal being either a specified Company milestone and or the success of a specific project, with vesting of 20%-33% on the achievement of each goal. The tranche of PSUs associated with a given milestone expires 12 months after the target date established for that milestone. During 2019, no PSUs were vested in accordance with their original terms.

As of December 31, 2019, there were 19,878,913 ordinary shares issuable upon the exercise of outstanding equity instruments under the Plan.

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

In November 2014, December 2015, December 2017 and March 2019 the Company’s Board of Directors approved increases of 1.6 million, 5.0 million, 5.2 million and 9.0 million shares respectively, to the total pool of authorized ordinary shares reserved for purposes of the Plan and any other present or future share incentive plans of the Company, bringing the pool to an aggregate of 23.8 million shares. As of December 31, 2019, there were 2.6 million remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee share incentive plan:

The following table contains additional information concerning equity instruments granted to employees and directors under the existing share incentive plans.

	Year ended December 31,
	2017		2018		2019
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	4,557,927	6.5	10,651,097	4.4	11,459,697	4.2
Granted	7,292,560	3.5	2,853,080	2.8	11,057,600	1.3
Forfeited and expired	(1,164,961)	6.5	(1,649,090)	4.0	(3,084,834)	3.9
Exercised	(34,429)	0.2	(395,390)	0.4	(73,550)	0.1
Outstanding at end of year*	10,651,097	4.4	11,459,697	4.2	19,358,913	2.6
Exercisable at end of year	2,356,948	7.6	4,489,816	5.9	5,353,089	5.1

*
As of the December 31, 2017, 2018 and 2019, includes 1,178,128, 1,163,018 and 2,225,704 PSUs at an exercise price of 0.10 NIS (par value of ordinary shares), for which performance obligations have not been met.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee share incentive plan (cont.):

The total consideration received from the exercise of equity instruments during 2017, 2018 and 2019 was not material.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the equity instruments outstanding at the end of each of the years indicated.

	Year ended December 31,
	2017		2018		2019
Range of exercise prices (in NIS)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)
Up to 2.00	1,472,702	3.5	1,416,176	8.8	11,676,900	9.9
2.01-5	7,169,770	9.3	8,215,166	8.1	6,341,033	7.3
5.01-10.00	1,213,225	5.9	1,089,875	4.3	822,300	3.9
10.01-20.00	795,400	4.7	738,480	3.3	518,680	3.2
	10,651,097	7.7	11,459,697	7.5	19,358,913	8.6

The fair value of equity instruments granted to employees through December 31, 2019 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2017	2018	2019
Expected dividend yield	0%	0%	0%
Expected volatility	63%	61%	63%
Risk-free interest rate	2%	3%	3%
Expected life of options (in years)	6	6	6

The remaining unrecognized deferred compensation expense as of December 31, 2019 was $3.1 million. This amount will be expensed in full over the remaining vesting period of the equity instruments.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

e.	Share-based payments (cont.)

3)	Stock options to consultants

From inception through December 31, 2016, the Company issued to consultants options for the purchase of 231,523 ordinary shares at a weighted average exercise price of NIS 10.23 per share.

In 2017, the Company issued additional options to consultants for the purchase of 105,000 ordinary shares at a weighted average price of NIS 4.06 per share

In 2018, the Company issued additional options to consultants for the purchase of 35,000 ordinary shares at a weighted average price of NIS 3.48 per share

In 2019, the Company issued additional options to consultants for the purchase of 225,000 ordinary shares at a weighted average price of NIS 0.90 per share

The options to consultants generally vest over four years and may be exercised for periods of between five and ten years. As of December 31, 2019, 520,000 options to consultants were outstanding with a weighted average exercise price of NIS 2.83 per share and a weighted average contractual life of 8.08 years.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in each of the years 2017, 2018 and 2019 was not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES ON INCOME

a.	Corporate taxation in Israel

The income of BioLineRx is taxed at the standard Israeli corporate tax rate, which was 24% for 2017 and 23% for 2018, 2019 and thereafter.

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

BioLineRx has the option to transition to a “Preferred Enterprise” regime under the Investments Law. Upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company, as opposed to the previous incentives under the Investments Law, which were limited to income from Benefited Enterprises during the benefits period. Under the Investments Law, when the election is made, the uniform tax rate would be 16% for BioLineRx’s location in Israel. Preferred Enterprise profits are freely distributable as dividends, subject to a 20% withholding tax, or lower under an applicable tax treaty.

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

NOTE 13 – TAXES ON INCOME (cont.)

c.	Tax loss carryforwards

As of December 31, 2019, the tax loss carryforwards of BioLineRx were approximately $245 million. The tax loss carryforwards have no expiration date.

The Company has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2, paragraph 1.

d.	Tax assessments

In accordance with Israeli tax regulations, the tax returns filed by BioLineRx through the 2014 tax year are considered final.

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

	Year ended December 31,
	2017		2018		2019
		USD in		USD in		USD in
		thousands		thousands		thousands
Loss before taxes	24.0%	(24,352)	23.0%	(22,962)	23.0%	(25,446)

Theoretical tax benefit		(5,962)		(5,281)		(5,853)
Disallowed deductions (tax exempt income):
Loss (gain) on adjustment of warrants to fair value		30		(401)		(1,054)
Share-based compensation		369		581		405
Other		21		10		10
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		5,542		5,091		6,492
Taxes on income for the reported year		-		-		-

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – LOSS PER SHARE

The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2017	2018	2019
	In USD thousands
Loss attributed to ordinary shares	(24,352)	(22,962)	(25,446)
Number of shares used in basic calculation (in thousands)	89,971	108,596	146,407

	in USD
Basic and diluted loss per ordinary share	(0.27)	(0.21)	(0.17)

All outstanding options and warrants have been excluded from the calculation of the diluted loss per share for the year ended December 31, 2019 since their effect was anti-dilutive.

NOTE 15 – COMMITMENTS AND CONTINGENT LIABILITIES

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

In accordance with the terms of grants provided by the IIA, the State is entitled to royalties on the sale or license of any product whose development was supported with State participation. These royalties are generally 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the dollar) received by the Company, plus annual interest at the LIBOR rate. Under certain circumstances, the royalty rate is calculated according to a formula based on the ratio of participation by the IIA in the project to the total project costs incurred by the Company

In connection with the in-licensing of BL-8040 from Biokine Therapeutics Ltd. (“Biokine”), and as a condition to IIA consent to the transaction, the Company agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by the Company relating to this transaction amounts to $3.2 million as of December 31, 2019. The Company has a full right of offset for amounts payable to the IIA from payments due to Biokine in the future. Therefore, in the opinion of management, the likelihood of any future Company payment obligation to the IIA with regard to this matter is remote.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

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

NOTE 15 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

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

3)	Commitments in respect of Agalimmune

See Note 18 for information relating to royalties and other commitments in respect of Agalimmune.

4)	Purchase orders

The Company’s outstanding open purchase order commitments as of December 31, 2019 amounted to $10.6 million.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

b.	Contingent liabilities

To secure the Company’s lease obligation on its premises, the Company has provided a bank guarantee in the amount of $100,000 for the benefit of the lessor, which remains outstanding as of December 31, 2019. See also Note 11a regarding equipment pledged as collateral to secure a bank loan.

NOTE 16 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Transactions with related parties

Expenses:
	Year ended December 31,
	2017	2018	2019
	In USD thousands
Benefits to related parties:
Compensation and benefits to senior management, including benefit component of equity instrument grants	2,183	2,680	1,934
Number of individuals to which this benefit related	6	6	4
Compensation and benefits to directors, including benefit component of equity instrument grants	356	307	280
Number of individuals to which this benefit related	7	7	7

Key management compensation

Key management includes directors and executive officers. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2017	2018	2019
	In USD thousands
Salaries and other short-term employee benefits	1,808	1,669	1,415
Post-employment benefits	136	137	115
Other long-term benefits	34	35	31
Share-based compensation	561	1,146	653
	2,539	2,987	2,214

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2018	2019
	In USD thousands
Government institutions	1,337	612
Other	2	1
	1,339	613

b.	Long-term prepaid expenses

The prepaid expenses relate to operating lease agreements in respect of the vehicles leased by the Company.

c.	Accounts payable and accruals

	December 31,
	2018	2019
	In USD thousands
1) Trade:
Accounts payable:
Overseas	3,273	5,178
In Israel	1,220	2,616
	4,493	7,794
2) Other:
Accrued expenses	792	727
Accrual for vacation and recreation pay	287	253
Payroll and related expenses	270	293
Other	14	7
	1,363	1,280

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

d.	Research and development expenses

	Year ended December 31,
	2017	2018	2019
	In USD thousands
Research and development services	12,123	11,609	16,029
Payroll and related expenses	5,097	5,704	4,977
Lab, occupancy and telephone	920	993	782
Professional fees	662	688	504
Depreciation and amortization	452	424	862
Other	256	390	284
	19,510	19,808	23,438

e.	Sales and marketing expenses

	Year ended December 31,
	2017	2018	2019
	In USD thousands
Payroll and related expenses	817	973	503
Marketing	797	291	296
Overseas travel	79	98	58
	1,693	1,362	857

f.	General and administrative expenses

	Year ended December 31,
	2017	2018	2019
	In USD thousands
Payroll and related expenses	2,060	2,510	1,881
Professional fees	1,298	1,142	1,193
Insurance	210	221	298
Depreciation	29	27	78
Other	440	535	366
	4,037	4,435	3,816

g.	Non-operating income (expenses), net

	Year ended December 31,
	2017	2018	2019
	In USD thousands
Issuance costs	(133)	(90)	(417)
Changes in fair value of warrants	(127)	1,743	4,634
Gain from realization of long-term investment	-	500	-
Other	-	244	(52)
	(260)	2,397	4,165

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

h.	Financial income

	Year ended December 31,
	2017	2018	2019
	In USD thousands
Interest income and exchange differences	824	719	777
Gain on foreign currency hedging	345	-	-
	1,169	719	777

i.	Financial expenses

	Year ended December 31,
	2017	2018	2019
	In USD thousands
Interest expense	-	290	1,829
Exchange differences	-	162	424
Bank commissions	21	21	24
	21	473	2,277

NOTE 18 – AGALIMMUNE ACQUISITION

In March 2017, the Company acquired substantially all the outstanding shares of Agalimmune Ltd. for initial consideration of $6.0 million, of which $3.0 million was in cash and the remainder in the Company’s ADSs. The acquisition expanded the Company’s pipeline to include Agalimmune’s primary asset, AGI-134, a novel immuno-oncology agent for various cancer indications at the near-clinical stage of development. Due in part to the early stage of development of AGI-134 and other elements evaluated by the Company’s management as required by IFRS, the acquisition has been accounted for in the Company’s financial statements as an asset transaction. Total costs associated with bringing the asset into the Company’s pipeline include additional expenses of $0.7 million, resulting in a total increase in intangibles reflected in the Company’s financial statements of $6.7 million as of December 31, 2017.

Additional consideration may be due to Agalimmune shareholders based on certain development and commercial milestones, including future sales of Agalimmune products. In addition, the selling shareholders of Agalimmune have certain reversionary rights in the event of a breach of the transaction agreement and certain other limited triggering events.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – AMENDMENT TO BL-8040 LICENSE AND LONG-TERM LOAN

In October 2018, the Company amended its license agreement with Biokine, originally entered into in September 2012, relating to the in-licensing rights to BL-8040. The amendment reduces the payment owed by the Company to Biokine on sublicense receipts (as defined in the license agreement) from 40% to 20% of sublicense receipts in exchange for: (i) a cash payment from the Company to Biokine of $10 million; (ii) the issuance of 332,005 ADSs with a value of $5 million and (iii) the payment of certain future milestone payments, up to an aggregate of $5 million in total, as specified in the amendment.

The $10 million payment referred to above was financed in full via the receipt of a $10 million loan from Kreos Capital V (Expert Fund) L.P. (“Kreos Capital”). As security for the loan, Kreos Capital received a first-priority, secured interest in all Company assets, including intellectual property. The loan has a 12-month, interest-only period, followed by a 36-month repayment period. Borrowings under the loan will bear interest at a fixed rate of 9.5% per annum. In connection with providing the loan, Kreos Capital received a warrant to purchase 63,837 ADSs at an exercise price of $14.10 per ADS. The warrant is exercisable for a period of ten years from the date of issuance.

The fair value of the warrant at the date of issuance, computed using the Black-Scholes option pricing model, amounted to $861,000. The fair value was computed based on the then current price of an ADS, a risk-free interest rate of 3.05% and an average standard deviation of 69.1%. The fair value of the warrants as of December 31, 2019 was $63,000 (December 31, 2018 – $269,000) and was based on the then current price of an ADS, a risk-free interest rate of 1.87%,  an average standard deviation of 71.8%, and on the remaining contractual life of the warrants. The change in fair value for the year ended December 31, 2019 of $206,000 has been recorded as non-operating income (expense).

As of December 31, 2019, none of the warrants had been exercised.

The warrant issued has been classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for at fair value at each balance sheet date. The total net proceeds from Kreos Capital were initially allocated to the warrant based on its fair value, with the remainder of the net proceeds allocated to the loan. The loan is treated as a liability at amortized cost.