Form 20-F
period 2020-12-31
BioLineRx Ltd.
filed 2021-02-23
CIK 1498403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020: 349,169,545 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;
•	the impact of the COVID-19 pandemic on our operations;
•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;
•	our receipt of regulatory approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;
•	the clinical development, commercialization and market acceptance of our therapeutic candidates;
•	our ability to establish and maintain corporate collaborations;
•	our ability to integrate new therapeutic candidates and new personnel;
•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;
•	the implementation of our business model and strategic plans for our business and therapeutic candidates;
•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for and ability to access sufficient additional financing;
•	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;
•	competitive companies, technologies and our industry; and
•	statements as to the impact of the political and security situation in Israel on our business.

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

The selected consolidated statements of operations data for the years ended December 31, 2018, 2019, 2020, and the selected consolidated balance sheet data as of December 31, 2019 and 2020, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018, have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F.

Our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, and reported in dollars.

	Year Ended December 31,
Consolidated Statements of Operations Data:(1)	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars, except share and per share data)

Research and development expenses	(11,177)	(19,510)	(19,808)	(23,438)	(18,173)
Sales and marketing expenses	(1,352)	(1,693)	(1,362)	(857)	(840)
General and administrative expenses	(3,984)	(4,037)	(4,435)	(3,816)	(3,914)
Operating loss	(16,513)	(25,240)	(25,605)	(28,111)	(22,927)
Non-operating income (expenses), net	214	(260)	2,397	4,165	(5,701)
Financial income	480	1,169	719	777	236
Financial expenses	(22)	(21)	(473)	(2,277)	(1,629)
Net loss and comprehensive loss	(15,841)	(24,352)	(22,962)	(25,446)	(30,021)
Net loss per ordinary share	(0.28)	(0.27)	(0.21)	(0.17)	(0.12)
Number of ordinary shares used in computing loss per ordinary share	56,144,727	89,970,713	108,595,702	146,407,055	252,844,394

	As of December 31,
Consolidated Balance Sheet Data:	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars)
Cash and cash equivalents	2,469	5,110	3,404	5,297	16,831
Short-term bank deposits	33,154	44,373	26,747	22,192	5,756
Property, plant and equipment, net	2,605	2,505	2,227	1,816	1,341
Total assets	38,939	60,965	56,233	53,567	47,290
Total liabilities	3,912	8,084	14,912	20,187	25,260
Total shareholders’ equity	35,027	52,881	41,321	33,380	22,030

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

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Condition and Capital Requirements

•	We are a clinical-stage biopharmaceutical development company with a history of operating losses, expect to incur additional losses in the future and may never be profitable;

•	We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

Risks Related to Our Business and Regulatory Matters

•
Our business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact our business.

•	If we or our licensees are unable to obtain U.S. and/or foreign regulatory approval for our therapeutic candidates, we will be unable to commercialize our therapeutic candidates.

•	Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

•
Even if we obtain regulatory approvals, our therapeutic candidates will be subject to ongoing regulatory review and if we fail to comply with continuing U.S. and applicable foreign regulations, we could lose those approvals and our business would be seriously harmed.

•	We generally depend on out-licensing arrangements for late-stage development, marketing and commercialization of our therapeutic candidates.

•	If we cannot meet requirements under our in-license agreements, we could lose the rights to our therapeutic candidates, which could have a material adverse effect on our business.

•
If we do not meet the requirements under our agreement with the Agalimmune selling shareholders, we could lose the rights to the therapeutic candidates in Agalimmune’s pipeline, including, but not limited to, AGI-134.

•
We seek to partner with third-party collaborators with respect to the development and commercialization of motixafortide, and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

•
Modifications to our therapeutic candidates, or to any other therapeutic candidates that we may develop in the future, may require new regulatory clearances or approvals or may require us or our licensees, as applicable, to recall or cease marketing these therapeutic candidates until clearances are obtained.

•	If our competitors develop and market products that are more effective, safer or less expensive than our current or future therapeutic candidates, our prospects will be negatively impacted.

•	We have no experience selling, marketing or distributing products and no internal capability to do so.

•	Our business could suffer if we are unable to attract and retain key employees.

Risks Related to Our Industry

•	Even if our therapeutic candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

•	Healthcare reforms and related reductions in pharmaceutical pricing, reimbursement and coverage by governmental authorities and third-party payors may adversely affect our business.

•
If third-party payors do not adequately reimburse customers for any of our therapeutic candidates that are approved for marketing, they might not be purchased or used, and our revenues and profits will not develop or increase.

•
Our business has a substantial risk of clinical trial and product liability claims. If we are unable to obtain and maintain appropriate levels of insurance, a claim could adversely affect our business.

•	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

Risks Related to Intellectual Property

•
Our access to most of the intellectual property associated with our therapeutic candidates results from in-license agreements with biotechnology companies and a university, the termination of which would prevent us from commercializing the associated therapeutic candidates.

•	Patent protection for our products is important and uncertain.

•	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

•	Legal proceedings or third-party claims of intellectual property infringement may require us to spend substantial time and money and could prevent us from developing or commercializing products.

•	We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

Risks Related to our Ordinary Shares and ADSs

•	The market prices of our ordinary shares and ADSs are subject to fluctuation, which could result in substantial losses by our investors.

•	Future sales of our ordinary shares or ADSs could reduce the market price of our ordinary shares and ADSs.

•	Raising additional capital by issuing securities may cause dilution to existing shareholders.

Risks Related to our Operations in Israel

•	We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

•	Due to a significant portion of our expenses and revenues being denominated in non-dollar currencies, our results of operations may be harmed by currency fluctuations.

•
We have received Israeli government grants and loans for certain research and development expenditures. The terms of these grants and loans may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants and loans.

•
Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

•	It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to serve process on our officers and directors.

•	Your rights and responsibilities as a shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical-stage biopharmaceutical development company with a history of operating losses, expect to incur additional losses in the future and may never be profitable.

We are a clinical-stage biopharmaceutical development company that was incorporated in 2003. Since our incorporation, we have been focused on research and development. Only one of our therapeutic candidates has begun to be commercialized. We, or our licensees, as applicable, will be required to conduct significant additional clinical trials before we or they can seek the regulatory approvals necessary to begin commercial sales of our other therapeutic candidates. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We recorded net losses of $23.0 million in 2018, $25.4 million in 2019 and $30.0 million in 2020. As of December 31, 2020, we had an accumulated deficit of $278 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable, and we may never achieve significant sustained revenues.

We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of December 31, 2020, we held cash and short-term investments of $22.6 million. In January 2021, we raised net proceeds of $31.4 million in an underwritten public offering and, in January and February 2021, we received another $9.8 million in gross proceeds from the exercise of outstanding warrants. Based on our current projected cash requirements, we believe that our existing cash and investment balances and other sources of liquidity, not including potential milestone and royalty payments under our existing out-licensing and other collaboration agreements, will be sufficient to meet our capital requirements into the second half of 2023. We have funded our operations primarily through public and private offerings of our securities, payments received under our strategic licensing and collaboration arrangements and interest earned on investments. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

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

Risks Related to Our Business and Regulatory Matters

Our business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact our business.

The novel coronavirus outbreak, or COVID-19, has affected segments of the global economy and may materially affect our operations, including potentially interrupting our supply chain, clinical trial and commercialization activities. COVID-19 originated in Wuhan, China, in December 2019 and was declared a pandemic by the World Health Organization in March 2020. The virus has since spread to multiple countries, including to the United States, Europe and Israel, where we currently have our therapeutic candidates manufactured and conduct our clinical trials. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets.  The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease, including public health directives and orders in Israel, the United States and Europe that, among other things and for various periods of time, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings and events and ordered cessation of non-essential travel.  Israel is currently experiencing a “third wave” of COVID-19 which has resulted in the reinstatement of restrictions on movement and other measures to control the spread of the virus.  In addition, due to clinical operating issues associated with the COVID-19 pandemic, we previously reported the expectation of a delay of approximately nine months in the phase 1/2a study we are currently conducting for AGI-134, our second lead compound. The uncertainty surrounding the severity and continued spread of the coronavirus may result in a period of prolonged business disruption. COVID-19 may continue to impact our future operations, including potential interruptions to supply chains, clinical trials, commercialization activities and regulatory reviews and approvals. COVID-19 may also affect our employees and employees and operations at suppliers that may result in delays or disruptions in supply. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our shares. Additionally, if the COVID-19 pandemic has a significant impact on our business and financial results for an extended period of time, our liquidity and cash resources could be negatively impacted. Capital and credit markets have been disrupted by the crisis and exchanges have experienced increased volatility. As a result, access to additional financing may be challenging and is largely dependent upon evolving market conditions and other factors. We have taken precautionary measures, including, for example, a Company-wide salary reduction related to the COVID-19 pandemic carried out in the second and third quarters of 2020, and may take additional measures, intended to minimize the risk of COVID-19 to our employees and operations. The extent of the impact of COVID-19 on our operational and financial performance, including our ability to execute our business strategies in the expected time frame or at all, will depend on future developments, such as the duration and spread of the COVID-19 pandemic and related restrictions and implications and the effectiveness of actions taken to contain and treat the disease, all of which are uncertain and cannot be predicted. The impact of the COVID-19 pandemic may also have the effect of heightening many of the other risks described in the “Risk Factors” section of this Annual Report on Form 20-F.

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

We seek to partner with third-party collaborators with respect to the development and commercialization of motixafortide, and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

Our business strategy relies on partnering with pharmaceutical companies to complement our internal development efforts. We will be competing with many other companies as we seek partners for motixafortide and for any other therapeutic candidate and we may not be able to compete successfully against those companies. If we are not able to enter into collaboration arrangements for for motixafortide and for any other therapeutic candidate, we may be required to undertake and fund further development, clinical trials, manufacturing and commercialization activities solely at our own expense and risk. If we are unable to finance and/or successfully execute those expensive activities, or we delay such activities due to capital availability, our business could be materially and adversely affected, and potential future product launch could be materially delayed, be less successful, or we may be forced to discontinue clinical development of these product candidates. Furthermore, if we are unable to enter into a commercial agreement for the development and commercialization of motixafortide and for any other therapeutic candidate, then this could have a material adverse effect on our business, financial condition or results of operations.

The process of establishing and maintaining collaborative relationships is difficult, time-consuming and involves significant uncertainty, including:

●	a collaboration partner may shift its priorities and resources away from our therapeutic candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing;

●
a collaboration partner may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

●	a collaboration partner may cease development in therapeutic areas which are the subject of our strategic collaboration;

●	a collaboration partner may not devote sufficient capital or resources towards our therapeutic candidates;

●	a collaboration partner may change the success criteria for a therapeutic candidate thereby delaying or ceasing development of such candidate;

●
a significant delay in initiation of certain development activities by a collaboration partner will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

●	a collaboration partner could develop a product that competes, either directly or indirectly, with our therapeutic candidate;

●	a collaboration partner with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;

●	a collaboration partner with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

●	a partner may exercise a contractual right to terminate a strategic alliance;

●
a dispute may arise between us and a partner concerning the research, development or commercialization of a therapeutic candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and

●	a partner may use our products or technology in such a way as to invite litigation from a third party.

Any collaborative partners we enter into agreements with in the future may shift their priorities and resources away from our therapeutic candidates or seek to renegotiate or terminate their relationships with us. If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of capital.

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

Our contract manufacturers are, and will be, required to adhere to FDA regulations setting forth current good manufacturing practices, or GMP, for drugs and Quality System Regulations, or QSR, for devices. These regulations cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates. Our manufacturers may not be able to comply with applicable regulations. Our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar regulators outside the United States. The failure of our third-party manufacturers to comply with applicable regulations could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates, and materially and adversely affect our business, financial condition and results of operations.

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

Even if our therapeutic candidates are approved for commercialization, they may not become commercially viable products. For example, if we or our licensees receive regulatory approval to market a product, approval may be subject to limitations on the indicated uses or subject to labelling or marketing restrictions, which could materially and adversely affect the marketability and profitability of the product. In addition, a new product may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including:

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

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of February 22, 2021, we owned or exclusively licensed for uses within our field of business 36 patent families that collectively contain over 105 issued patents, four allowed patent applications and over 87 pending patent applications relating to our therapeutic candidates.

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

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2021 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs if we are a PFIC.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we were a PFIC during certain prior taxable years, although we believe that we were not a PFIC for the year ended December 31, 2020. Although we have not determined whether we will be a PFIC for our taxable year ending December 31, 2021, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2021 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we are a PFIC for our taxable year ending December 31, 2021, or any subsequent year, and a U.S. Investor (as defined below) does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. Investor, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. Investor’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Investor to make a timely QEF or mark-to-market election. U.S. Investors who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Investors who made a timely QEF or mark-to-market election. A U.S. Investor can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we intend to annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. See also “Item 10. Additional Information—E. Taxation— Certain U.S. Federal Income Tax Considerations.”

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

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. Furthermore, our business may be adversely impacted by risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the COVID-19 pandemic. A significant outbreak of contagious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

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

As of February 22, 2021, as a result of previous financings, we had warrants outstanding (i) for the purchase of 198,230 ADSs at an exercise price of $30.00 per ADS, (ii) for the purchase of 198,230 ADSs at an exercise price of $60.00 per ADS, (iii) for the purchase of 63,837 ADSs at an exercise price of $14.10 per ADS, (iv) for the purchase of 2,675,874 ADSs at an exercise price of $11.25 per ADS, (vi) for the purchase of 6,778,145 ADSs at an exercise price of $2.25 per ADS and (vii) for the purchase of 120,537 ADSs at an exercise price of $2.185 per ADS.

On September 25, 2020, we entered into an offering agreement, or the Wainwright Offering Agreement, with H.C. Wainwright & Co., LLC, or Wainwright, pursuant to which we may offer and sell, from time to time, at our option, up to $25.0 million of our ADSs through an “at-the-market” equity offering program under which Wainwright has agreed to act as sales agent. As of February 22, 2021, we have sold 3,077,851 of our ADSs for total gross proceeds of approximately $7.3 million under the Wainwright Offering Agreement.

As of February 22, 2021, in the framework of our Share Incentive Plan, there are outstanding stock options, restricted stock units and performance stock units (granted to directors, employees and consultants) for the purchase of 36.1 million ordinary shares with a weighted average exercise price of $0.47 per ordinary share.

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

Our research and development efforts were previously financed, in part, through grants and loans that we received from the Israel Innovation Authority, or the IIA (formerly the Office of the Chief Scientist of Israel’s Ministry of Economy and Industry, or the OCS). In addition, before we in-licensed motixafortide, Biokine had received funding for the project from the IIA, and as a condition to IIA consent to our in-licensing of motixafortide, we were required to agree to abide by any obligations resulting from such funding. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 1984, and related regulations, as amended, or the Research Law, with respect to these projects. Through December 31, 2020, we received approximately $22.0 million in funding from the IIA and paid the IIA approximately $7.0 million in royalties under our approved programs. As of December 31, 2020, we have no contingent obligation to the IIA other than for motixafortide as agreed when we in-licensed the project. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $3.5 million as of December 31, 2020. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable, even if no actual disposition of the shares has occurred.

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

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to serve process on our officers and directors.

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

Our capital expenditures for the year ended December 31, 2018, 2019 and 2020 were immaterial. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers like BioLineRx that file electronically with the SEC. The address of that site is www.sec.gov. We maintain a corporate website at www.biolinerx.com

Other than as described in “Item 5. Operating and Financial Review and Prospects—Contractual Obligations”, we have not had any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies.

B. Business Overview

We are a late clinical-stage biopharmaceutical development company with a strategic focus on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates – motixafortide (BL-8040), a novel peptide for the treatment of stem cell mobilization, solid tumors and AML, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. To date, except for BL-5010, none of our therapeutic candidates have been approved for marketing or sold commercially. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case-by-case basis, the commercialization of our therapeutic candidates independently.

In January 2016, we entered into a clinical collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, New Jersey) in the field of cancer immunotherapy, in the framework of which we have completed a clinical trial in pancreatic cancer.

Our Product Development Approach

We seek to develop a pipeline of promising therapeutic candidates that exhibit distinct advantages over currently available therapies or address unmet medical needs. Our resources are focused on advancing our therapeutic candidates through development and toward commercialization. Our current drug development pipeline consists of two clinical-stage therapeutic candidates.

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

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, including the target indications and status of each candidate and our development partners:

Motixafortide

Our clinical-stage lead therapeutic candidate, motixafortide, is a novel, short peptide that functions as a high-affinity antagonist for CXCR4. We are developing motixafortide for the treatment of stem cell mobilization, solid tumors and AML. CXCR4 is expressed by normal hematopoietic cells and overexpressed in various human cancers where its expression correlates with disease severity. CXCR4 is a chemokine receptor that mediates the homing and retention of hematopoietic stem cells, or HSCs, in the bone marrow, and also mediates tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and survival. Before “motixafortide” was approved by the World Health Organization in 2019 as an International Nonproprietary Name, this therapeutic candidate was known as BL-8040.

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

The following is a summary of the clinical trials being carried out with motixafortide.

Stem cell mobilization

In March 2015, we reported successful top-line results from a Phase 1 safety and efficacy trial for the use of motixafortide as a novel stem cell mobilization treatment for allogeneic bone marrow transplantation at Hadassah Medical Center in Jerusalem.

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

In December 2017, we commenced a randomized, placebo-controlled Phase 3 registrational trial for motixafortide, known as the GENESIS trial, for the mobilization of HSCs for autologous transplantation in patients with multiple myeloma. The trial began with a lead-in period for dose confirmation, which was to include 10-30 patients and then progress to the placebo-controlled main part, which was designed to include 177 patients in more than 25 centers. Following review of the positive results from treatment of the first 11 patients, the Data Monitoring Committee, or DMC, recommended that the lead-in part of the study be stopped and that we should move immediately to the second part. Additional positive results from the lead-in period were reported at the annual meeting of the European Society for Blood and Marrow Transplantation held in March 2019, where it was announced that HSCs mobilized by motixafortide in combination with G-CSF were successfully engrafted in all 11 patients.

In August 2020, we announced a decision to perform an interim analysis on approximately 65% of the original study sample size, primarily based on a significantly lower-than-anticipated patient-dropout rate in the study. In October 2020, we announced positive results from the interim analysis. Based on the statistically significant evidence favoring treatment with motixafortide, the study’s independent DMC issued a recommendation to us that patient enrollment may be ceased immediately, without the need to recruit all 177 patients originally planned for the study. In accordance with the DMC’s recommendation, study enrollment was complete at 122 patients. Top-line results for the study, including full primary and secondary efficacy endpoints, will be announced after the last patient enrolled reaches 100 days of follow-up post-transplantation, which is expected to occur in early second quarter of 2021. In parallel, we are proceeding with all activities in support of a New Drug Application, or NDA, submission in this indication anticipated in the first half of 2022, including a pre-NDA meeting with the FDA planned for the second half of 2021.

Solid tumors

In January 2016, we entered into a clinical collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, New Jersey) in the field of cancer immunotherapy. Based on this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT/KEYNOTE-202 study, focusing on evaluating the safety and efficacy of motixafortide in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in 37 patients with metastatic pancreatic adenocarcinoma, or PDAC. The study was an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. Top-line results showed that the dual combination demonstrated encouraging disease control and overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported motixafortide’s ability to induce infiltration of tumor-reactive T-cells into the tumor, while reducing the number of immune regulatory cells.

In July 2018, we announced the expansion of the COMBAT/KEYNOTE-202 study under the collaboration to include a triple combination arm investigating the safety, tolerability and efficacy of motixafortide, KEYTRUDA and chemotherapy. We initiated this arm of the trial in December 2018. In December 2019, we announced that preliminary data from the study indicated that the triple combination therapy showed a high level of disease control, including seven partial responders and 10 patients with stable disease out of 22 evaluable patients. In February 2020, we completed recruiting a total of 43 patients for the study and in December 2020, we announced the final results of the study. The results of the study showed substantial improvement as compared to comparable historical results of other pancreatic cancer studies across all study endpoints. Of the 38 evaluable patients, median overall survival was 6.5 months, median progression free survival was 4.0 months, confirmed overall response rate was 13.2%, overall response rate was 21.2% and disease control rate was 63.2%. The combination was generally well tolerated, with a safety profile consistent with the individual safety profile of each component alone; adverse event and severe adverse event profiles were as expected with chemotherapy-based treatment regimens. We are currently planning next development steps for this program, including discussions with potential collaboration partners and development of a protocol for a randomized controlled study.

In August 2016, in the framework of an agreement with MD Anderson Cancer Center, or MD Anderson, we entered into an additional collaboration for the investigation of motixafortide in combination with KEYTRUDA in pancreatic cancer. The focus of this study, in addition to assessing clinical response, was the mechanism of action by which both drugs might synergize, as well as multiple assessments to evaluate the biological anti-tumor effects induced by the combination. We supplied motixafortide for this Phase 2b study, which commenced in January 2017. Final results from this study (based on a cut-off in July 2019 from 20 enrolled patients out of which 15 were evaluable) showed that the dual combination demonstrated clinical activity and encouraging overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported motixafortide’s ability to induce infiltration of tumor-reactive T-cells into the tumor.

In October 2020, we announced that motixafortide will be tested in combination with the anti-PD-1 cemiplimab (LIBTAYO®) and standard-of-care chemotherapy (gemcitabine and nab-paclitaxel) in first-line PDAC. This investigator-initiated Phase 2 study, led by Columbia University, will initially enroll 10-12 PDAC patients, and will be expanded to a total of 40 patients following an evaluation of the initial 10-12 patients based on pre-defined criteria. The primary endpoint of the study is the overall response rate. Secondary endpoints include safety and tolerability, progression free survival, duration of clinical benefit and overall survival. Data from the study is anticipated in mid-2022 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change).

AML

During 2016, we completed and reported on a Phase 2a proof-of-concept trial for the treatment of relapsed or refractory acute myeloid leukemia, or r/r AML, which was conducted on 42 patients at six world-leading cancer research centers in the United States and at five premier sites in Israel. The study included both a dose-escalation and a dose-expansion phase. Results from the trial showed positive safety and response rate data for subjects treated with a combination of motixafortide and high-dose cytarabine (Ara-C), or HiDAC. At the annual meeting of the European Hematology Association, or EHA, in June 2018, we presented positive overall survival data from the long-term follow-up part of this study. We continue to monitor long-term survival data for patients in the study and, in parallel, are evaluating our next clinical development steps in this indication.

Since August 2015, we have been conducting a double-blind, placebo-controlled, randomized, multi-center, Phase 2b trial in Germany, in collaboration with the German Study Alliance Leukemia Group, to assess the efficacy of motixafortide in addition to standard consolidation therapy (cytarabine) in AML patients who have responded to standard induction treatment and are in complete remission. Earlier this year, we finalized plans with our collaboration partners to conduct an interim analysis on 2/3 (N=128) of the 194 patients originally planned in the study, all of which had already completed treatment. Based on the interim analysis, the investigational arm of motixafortide combined with cytarabine did not demonstrate a statistically significant effect in the study’s primary endpoint, and therefore, the DMC recommended not to continue the study. We continue to believe in the relevance of CXCR4 as a viable target in other AML treatment lines, such as rr/AML and induction treatment, and we intend to decide on next steps in AML once we have had an opportunity to review and analyze the unblinded data, including detailed biomarker and subpopulation data, from the study.

Other matters

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

Motixafortide has been granted three Orphan Drug Designations by the FDA: for use to mobilize HSCs from the bone marrow to peripheral blood for collection in autologous or allogeneic transplantation (granted in July 2012); for the treatment of AML (granted in September 2013); and for the treatment of pancreatic cancer (granted in February 2019). In January 2020, the European Medicines Agency, or EMA, granted Orphan Drug Designation to motixafortide for the treatment of pancreatic cancer.

AGI-134

 AGI-134, a clinical therapeutic candidate in-licensed by our subsidiary, Agalimmune Ltd., is a synthetic alpha-Gal glycolipid immunotherapy in development for solid tumors. AGI-134 harnesses the body’s pre-existing, highly abundant, anti-alpha-Gal antibodies to induce a hyper-acute, systemic, specific anti-tumor response to the patient’s own tumor neo-antigens. This response not only kills the tumor cells at the site of injection, but also brings about a durable, follow-on, anti-metastatic immune response. In August 2018, we initiated a Phase 1/2a clinical study for AGI-134 that is primarily designed to evaluate the safety and tolerability of AGI-134, given both as monotherapy and in combination with an immune checkpoint inhibitor, in unresectable metastatic solid tumors. The multi-center, open-label study is currently being carried out in the UK, US and Israel. Initial safety results from the first part of the study were announced at the beginning of September 2019; at the end of the same month, the second part of the study was commenced. Due to clinical operating issues associated with the COVID-19 pandemic, in April 2020, enrollment to the clinical trial was temporarily suspended. In August 2020, we renewed study enrollment. Initial proof-of-mechanism of action and efficacy results from the second part of the study are expected in the second half of 2021.

BL-5010

Our commercialized, legacy therapeutic product, BL-5010, is a customized, proprietary pen-like applicator containing a novel, acidic, aqueous solution for the non-surgical removal of skin lesions. In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo Company plc, or Perrigo, for the rights to BL-5010 for over-the-counter, or OTC, indications in Europe, Australia and additional selected countries. In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial launch of products for treatment of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016. Since then, Perrigo has invested in improving the product and during 2019 launched an improved version of the product in several European countries. In March 2020, we agreed that Perrigo could relinquish its license rights for certain countries that had been included in its territory according to the original license agreement and was also no longer obligated to develop, obtain regulatory approval for and commercialize products for a second OTC indication. In turn, in March 2020, we agreed with our licensor of the rights to BL-5010, Innovative Pharmaceutical Concepts (IPC) Inc., or IPC, to return to IPC those license rights no longer out-licensed to Perrigo as a result of the agreement described in the preceding sentence, in consideration of the payment to us of royalties or fees on sublicense receipts.

Our Strategy

Our objective is to become a leader in the development of novel therapeutics for the treatment of cancer. We have successfully advanced a number of therapeutic candidates into clinical development. We intend to commercialize our two clinical candidates, motixafortide and AGI-134, and any future candidates through out-licensing or co-development arrangements with third parties that may perform any or all of the following tasks: completing development, securing regulatory approvals, securing reimbursement codes from insurance companies and health maintenance organizations, manufacturing and/or marketing. If appropriate, we may also enter into co-development and similar partnering arrangements with respect to any therapeutic candidate with third parties or commercialize a therapeutic candidate ourselves.

Therapeutic Candidates

Motixafortide

The following paragraphs are a high-level summary of the therapeutic areas we are currently investigating for motixafortide:

Stem cell mobilization. High-dose chemotherapy followed by stem cell transplantation has become an established treatment modality for a variety of hematologic malignancies, including multiple myeloma (MM), as well as various forms of lymphoma and leukemia. Stem cells are mobilized from the bone marrow of the patient (i.e., autologous transplant) or donor (i.e., allogeneic transplant) using granulocyte-colony stimulating factor (G-CSF), harvested from the peripheral blood by apheresis, and infused to the patient after intensive myeloablation (chemo/radiotherapy). This type of treatment often replaces the use of traditional surgical bone marrow harvesting, because the stem cells are easier to collect, and the treatment allows for a quicker recovery time and fewer complications. In 2018 approximately 45,000 autologous transplants were conducted in the EU and US. Patients that fail to mobilize 6M cells (for MM) will usually go to rescue apheresis therapy, where plerixafor will be added. Estimated mobilization failure rates are 5-30% for MM.

Solid tumors. Novel, emerging therapeutic approaches for targeting solid tumors are being developed and tested. Combinational therapies of immune checkpoint inhibitors with immuno-oncology supporting agents, with or without chemotherapy, are among the most promising experimental treatments for solid malignancies.

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

Furthermore, second-line patients that were diagnosed already with metastatic disease have very few therapeutic options. The only approved regimen for second-line patients is Onivyde® in combination with 5FU and LV. For these Stage IV at diagnosis patients reaching second-line therapy, median overall survival is only 4.7 months (Macarulla et al, Pancreas 2020).

Acute Myeloid Leukemia (AML), is a cancer of the blood and bone marrow and is the most common type of acute leukemia in adults. The Surveillance, Epidemiology and End Results program, or SEER, of the National Cancer Institute estimated that in the United States there would be approximately 21,450 new cases of AML diagnosed during 2019. AML is generally a disease of older people and is uncommon before the age of 45. The average age of newly diagnosed AML patients is 68. The first treatment line for patients with AML includes a combination of chemotherapy drugs and is called induction treatment. The majority of patients achieving complete response, or CR, will eventually relapse, most of them during the first three years of receiving induction chemotherapy. The next step of treatment after relapse is salvage therapy. A common approach is to induce a second remission and follow treatment with allogeneic hematopoietic stem cell transplantation or allo-SCT to consolidate second CR in eligible patients, although the duration of second remission is usually short than the first remission. Due to relapsed or refractory disease (where the disease is not responsive to standard treatments), the overall five-year survival rate for AML ranges between 10% and 40%. With current standard chemotherapy treatments, approximately 25-30% of adults under the age of 60 will survive more than five years, while in the elderly patient population, only less than 10% will survive more than five years.

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

Stem cell mobilization

Phase 1/2a and Phase 1 study

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

Phase 2 study

In March 2016, we initiated a Phase 2 trial for motixafortide as a novel approach for the mobilization and collection of bone marrow stem cells from the peripheral blood circulation for allogeneic bone marrow transplantation. The open-label study was conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology, and enrolled up to 24 donor/recipient pairs, aged 18-70. The trial was designed to evaluate the ability of motixafortide, as a single agent, to promote stem cell mobilization for allogeneic transplantation. On the donor side, the primary endpoint of the study was the ability of a single injection of motixafortide to mobilize 2x106 CD34 cells for transplantation following up to two apheresis collections. On the recipient side, the study aimed to evaluate the functionality and engraftment following transplantation of the motixafortide collected graft. The study also evaluated the safety and tolerability of motixafortide in healthy donors, as well as graft durability, the incidence of grade 2-4 acute graft versus host disease, or GVHD, chronic GVHD, relapse and other recipient-related parameters in patients who have undergone transplantation of hematopoietic cells mobilized with motixafortide.

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

Phase 3 study

In December 2017, we initiated a Phase 3 registration study for motixafortide in autologous stem cell mobilization. The trial, known as the GENESIS study, is a randomized, placebo-controlled, multicenter study, evaluating the safety, tolerability and efficacy of motixafortide and G-CSF, compared to placebo and G-CSF, for the mobilization of HSCs for autologous transplantation in multiple myeloma patients. The study began with an open-label, single-arm lead-in period, which was to include 10-30 patients in order to assess safety and efficacy following treatment with motixafortide plus G-CSF. Results of the first 11 patients showed that motixafortide in combination with standard G-CSF treatment is safe and tolerable. In addition, the data showed that 9/11 patients (82%) reached the primary endpoint threshold of ≥ 6x106 CD34 cells/kg with only one dose of motixafortide and in up to 2 apheresis sessions. Furthermore, seven of the 11 patients (64%) reached the threshold of ≥ 6x106 CD34 cells/kg in a single apheresis session only. These data demonstrated the potential of motixafortide treatment to reduce the number of administrations and apheresis sessions, as well as hospitalization costs, related to the preparation of multiple myeloma patients for autologous HSC transplantation.  Following review of these positive results, the DMC recommended that the lead-in part of the study should be stopped and that we should move immediately to the placebo-controlled main part, which was designed to include 177 patients in more than 15 centers. Additional positive results from the lead-in period were reported at the annual meeting of the European Society for Blood and Marrow Transplantation held in March 2019, where it was announced that HSCs mobilized by motixafortide in combination with G-CSF were successfully engrafted in all 11 patients. Treatment in the main part of the study included five to eight days of G-CSF, with a single dose of motixafortide or placebo on Day 4 and an optional additional dose of motixafortide or placebo on Day 6. Apheresis for stem cell collection was performed on day 5. Further apheresis sessions were conducted if needed in order to reach the benchmark of ≥ 6x106 mobilized CD34+ cells. The primary objective of the study was to demonstrate that motixafortide on top of G-CSF is superior to G-CSF alone in the ability of mobilize ≥ 6x106 CD34+ cells in up to two apheresis sessions. Secondary objectives included time to engraftment of neutrophils and platelets and durability of engraftment, as well as other efficacy and safety parameters.

In August 2020, we announced a decision to perform an interim analysis on approximately 65% of the original study sample size, primarily based on a significantly lower-than-anticipated patient-dropout rate in the study. In October 2020, we announced positive results from the interim analysis. Based on the statistically significant evidence favoring treatment with motixafortide, the study’s independent DMC issued a recommendation to us that patient enrollment may be ceased immediately, without the need to recruit all 177 patients originally planned for the study. In accordance with the DMC’s recommendation, study enrollment was complete at 122 patients. Top-line results for the study, including full primary and secondary efficacy endpoints, will be announced after the last patient enrolled reaches 100 days of follow-up post-transplantation, which is expected to occur in early second quarter of 2021. In parallel, we are proceeding with all activities in support of an NDA submission in this indication anticipated in the first half of 2022, including a pre-NDA meeting with the FDA planned for the second half of 2021.

Solid tumors

COMBAT-KEYNOTE-202 Dual Combination Study

In January 2016, we entered into a clinical collaboration with MSD in the field of cancer immunotherapy. In the framework of this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT/KEYNOTE-202 study, focusing on evaluating the safety and efficacy of motixafortide in combination with KEYTRUDA, MSD’s anti-PD-1 therapy, in patients with metastatic PDAC. Findings in the field of immuno-oncology suggest that CXCR4 antagonists such as motixafortide may be effective in inducing the migration of anti-tumor T-cells into the tumor micro-environment. KEYTRUDA is a humanized monoclonal antibody that works by blocking co-inhibitory T-cell activation signals, thereby increasing the ability of the body’s immune system to help detect and fight tumor cells. KEYTRUDA blocks the interaction between PD-1 and its ligands, PD-L1 and PD-L2, thereby activating T lymphocytes, which may affect both tumor cells and healthy cells. The study was an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of motixafortide and KEYTRUDA as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. According to the terms of our collaboration agreement with MSD, we sponsored and performed the COMBAT/KEYNOTE-202 study and MSD supplied its compound for purposes of the study. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.

Partial results from the motixafortide monotherapy portion of this trial were presented at ASCO-GI in January 2018. These results showed that motixafortide was safe and well-tolerated, and that it induced an increase in the number of total immune cells in the peripheral blood, while the frequency of peripheral blood regulatory T-cells (Tregs), known to impede the anti-tumor immune response, was decreased. In addition, analysis of available biopsies (N=7) showed infiltration of effector T-cells, known to attack cancer cells, into the tumor periphery and tumor micro-environment (TME). In this regard, the results show up to a 15-fold increase in CD3+ T-cells, and up to a two-fold increase in CD8+ T-cells, in the TME of 43% (3/7) of the patients, after five days of motixafortide monotherapy.

In October 2018, we announced encouraging top-line results from the dual combination arm of the COMBAT/KEYNOTE-202 study at the European Society for Medical Oncology 2018 Congress. The data showed that the treatment regimen was safe and well tolerated. The disease control rate (patients exhibiting a response or stable disease) was 34.5% for the evaluable population (N=29), including one patient (3.4%) with a partial response showing a 40% reduction in tumor burden, as well as nine patients (31%) with stable disease, with a median treatment time of 72 days (37-267). Median overall survival (OS) in all patients (N=37) was 3.3 months with a six-month survival rate of 34.4%. A significant observation was made in the subpopulation of patients receiving the study drugs as a second-line treatment (N=17), where the median overall survival was 7.5 months, with a six-month survival rate of 51.5%. This compared favorably with historical median overall survival data of 6.1 months for the only currently approved second-line PDAC treatment (a chemotherapy combination of Onivyde®, 5-FU and leucovorin). Additional data from in-depth analyses of biopsies taken at screening and following monotherapy or combination treatment of motixafortide and KEYTRUDA demonstrate that in 75% of the available biopsies, motixafortide treatment promotes an increase in the number of infiltrating CD4+, CD8+ and CD8+Granzyme B+ cytotoxic T-cells. The greatest improvement in T-cell infiltration was observed following combination treatment of motixafortide and KEYTRUDA and was correlated with stable disease for eight cycles of treatment. Furthermore, increased infiltration of activated CD4 and CD8 T-cells was accompanied by a pronounced decrease in the number of tumor cells, as well as by a decrease in myeloid-derived suppressor cells, a cell type known to impede the antitumor immune response.

COMBAT-KEYNOTE-202 Triple Combination Study

As a result of the encouraging data, the collaboration with MSD was expanded to include an additional cohort that tested the effect of the triple combination of motixafortide, KEYTRUDA and chemotherapy (Onivyde®/5-fluorouracil/leucovorin). We initiated this additional arm of the trial in December 2018 to investigate the safety, tolerability and efficacy of this triple combination. The triple combination arm focused on second-line pancreatic cancer patients and included approximately 40 patients with unresectable metastatic PDAC who have progressed following first-line therapy prior to enrollment. Patients received motixafortide monotherapy priming treatment for five days, followed by repeat cycles of the combination of chemotherapy, KEYTRUDA and motixafortide until progression. The primary endpoint of the study was the objective response rate (ORR) assessed by RECIST v1.1 criteria. Secondary endpoints included overall survival, progression free survival, and the disease control rate.

At the European Society of Medical Oncology Immuno-Oncology Congress (ESMO IO) 2019 in December 2019, we presented partial results from the triple combination arm of the study. Out of 36 enrolled patients, 30 patients were evaluable for safety and 22 were evaluable for efficacy. The best response for the evaluable population of 22 patients showed 7 partial response (PR) and 10 stable disease (SD) patients, resulting in an overall response rate (ORR) of 32% and a disease control rate (DCR) of 77%. These data compared favorably with the current chemotherapy standard-of-care treatment (Onivyde®/5-fluorouracil/leucovorin) in second-line patients with ORR of 17% and DCR of 52%. The combination showed continuity of effect, in that 5 patients with stable disease became partial responders as treatment continued. Out of the 7 partial responders, 5 were still on treatment as of the presentation date, with a current maximum treatment time of 330+ days; and 4 responders showed a reduction in tumor burden of >50%.  The median duration of clinical benefit until progression for the 17 patients with disease control (7 PR and 10 SD patients) was 7.8 months. The combination was generally well tolerated, with a safety profile consistent with the individual safety profile of each component alone; adverse event and severe adverse event profiles were as expected with chemotherapy-based treatment regimens.

In February 2020, we completed recruiting a total of 43 patients for the triple combination study and in December 2020, we announced the final results of the study. The results of the study showed substantial improvement as compared to comparable historical results of other pancreatic cancer studies across all study endpoints. Of the 38 evaluable patients, median overall survival was 6.5 months (versus comparable historical data of 4.7 months), median progression free survival was 4.0 months (versus comparable historical data of 2.7-3.1 months), confirmed overall response rate was 13.2% (versus comparable historical data of 7.7%), overall response rate was 21.2% (versus comparable historical data of 16%) and disease control rate was 63.2% (versus comparable historical data of 29-52%). The combination was generally well tolerated, with a safety profile consistent with the individual safety profile of each component alone; adverse event and severe adverse event profiles were as expected with chemotherapy-based treatment regimens. We are currently planning next development steps for this program, including discussions with potential collaboration partners and development of a protocol for a randomized controlled study.

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

Final results of the MD Anderson study were presented at the SITC annual meeting in November 2019. Of the 20 patients enrolled, 15 were evaluable for the primary endpoint of radiologic response. Of these 15 evaluable patients, one patient showed a partial response, two patients had stable disease and 12 patients experienced disease progression, resulting in a disease control rate of 20%. The overall median time to progression was two months, while the median time to progression for patients showing disease control was seven months. Median overall survival was seven months, while median survival for the patients showing disease control was 12 months. The combination was generally well tolerated with injection site discomfort being the most commonly reported adverse event. Four patients experienced grade 3 toxicities and one patient had a grade 4 dyspnea.

Investigator-Initiated LIBTAYO Study

In October 2020, we announced that motixafortide will be tested in combination with the anti-PD-1 cemiplimab (LIBTAYO®) and standard-of-care chemotherapy (gemcitabine and nab-paclitaxel) in first-line PDAC. This investigator-initiated Phase 2 study, led by Columbia University, will initially enroll 10-12 PDAC patients, and will be expanded to a total of 40 patients following an evaluation of the initial 10-12 patients based on pre-defined criteria. The primary endpoint of the study is the overall response rate. Secondary endpoints include safety and tolerability, progression free survival, duration of clinical benefit and overall survival. Data from the study is anticipated in mid-2022 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change).

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

The results showed that treatment with motixafortide in combination with HiDAC, was safe and well tolerated at all doses tested up to and including the highest dose level of 2.0 mg/kg. Response to treatment was associated with efficient CXCR4 inhibition, resulting in high mobilization of blasts. The composite complete remission rate, including both CR and CRi, was 38% in subjects receiving up to two cycles of motixafortide treatment at doses of 1 mg/kg and higher (n=39). In the 1.5 mg/kg dose selected for the expansion Phase of the study (n=23), the composite complete remission rate was 39%. These response rates were superior to the historical response rate of approximately 19% reported for high-risk AML patients treated with Ara-C alone in Phase 3 randomized trials. The ongoing follow-up of patients participating in the study’s expansion Phase and responding to the combination treatment suggests long durability of the remissions achieved. Results further showed that motixafortide monotherapy had a substantial therapeutic effect. Treatment with motixafortide as a single agent triggered robust mobilization of AML blasts from the bone marrow to the peripheral blood stream, and the extent of mobilization was correlated with a positive response to treatment. The preferential mobilization of AML blasts over normal cells (4.7-fold vs. 1.4-fold, respectively) was further confirmed by analysis using the fluorescence in situ hybridization, or FISH, technique in a subset of patients. In addition, motixafortide monotherapy resulted in a 40% increase in AML blast apoptosis.

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

BLAST Study

We also investigated a second AML treatment line – consolidation therapy – in a large randomized, controlled Phase 2b trial in Germany, known as the BLAST study. This study examined motixafortide as part of a second-stage treatment, termed consolidation therapy (cytarabine), to improve outcomes for the approximately 70% of AML patients who achieved remission after the standard initial treatment regimen, known as induction therapy. The consolidation therapy was aimed at eliminating the minimal residual disease left in the bone marrow after induction therapy that can lead to relapse in 40-60% of the patients within 12-18 months after entering remission.

The Phase 2b trial, which was conducted in collaboration with the University of Halle as sponsor and with the participation of two large leukemia study groups in Germany, was a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of motixafortide in addition to standard consolidation therapy in AML patients. The primary endpoint of the study was to compare the RFS time in AML subjects in their first remission during a minimum follow-up time of 18 months after randomization. In addition, pharmacodynamic measurements were conducted in order to assess the minimal residual disease, and biomarker analyses was performed to identify predictors of motixafortide response. The study, which was carried out at 29 sites in Germany. AML patients between 18 and 75 years of age with documented first remission were randomized in a 1:1 ratio to receive HiDAC, either with motixafortide or with a matching placebo, as consolidation therapy.

During 2020, we finalized plans with our collaboration partners to conduct an interim analysis on 2/3 (N=128) of the 194 patients originally planned in the study, all of which had already completed treatment. In November 2020, we announced that based on the interim analysis, the investigational arm of motixafortide combined with cytarabine did not demonstrate a statistically significant effect in the study’s primary endpoint, and therefore, the DMC recommended not to continue the study. We continue to believe in the relevance of CXCR4 as a viable target in other AML treatment lines, such as rr/AML and induction treatment, and we intend to decide on next steps in AML once we have had an opportunity to review and analyze the unblinded data, including detailed biomarker and subpopulation data, from the study.

COVID-19

During 2020, we evaluated motixafortide as a potential therapy for COVID-19-induced inflammatory lung disorders, including acute respiratory distress syndrome, or ARDS. In this regard, substantial data is emerging regarding the involvement of neutrophils, neutrophil extracellular traps (NETs), monocytes and macrophages in the development of ARDS secondary to COVID-19 and other viral infections; as well as the key involvement of CXCR4 as a mediator of those cells in the inflamed pulmonary tissue. Based on the scientific data indicating the importance of blocking the CXCR4/CXCL12 axis during ARDS, we believe that motixafortide may be of potential benefit for patients with ARDS.

 Following our initial evaluation, in November 2020, we announced initiation of a Phase 1b study in patients with ARDS secondary to COVID-19 and other respiratory viral infections. The study is an investigator-initiated study, led by Wolfson Medical Center, in Israel, to evaluate motixafortide in patients hospitalized with ARDS. The primary endpoint of the study is to assess the safety of motixafortide in these patients; respiratory parameters and inflammatory biomarkers will be assessed as exploratory endpoints. Up to 25 patients will be enrolled in the study, with a preliminary analysis planned after ten patients have completed the initial treatment period. Results of the preliminary analysis are expected in the second half of 2021 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change).

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

The study is comprised of two parts: (i) an accelerated dose-escalation part to assess the safety and tolerability of intratumorally injected AGI-134 as a monotherapy, as well as to determine the maximum tolerated dose and the recommended dose for part 2 of the study and (ii) a dose expansion part at the recommended dose, designed to assess the safety, tolerability and anti-tumor activity of AGI-134 as a monotherapy in a basket cohort of multiple solid tumor types. The first part of the study was completed in September 2019, with AGI-134 being found to be safe and well tolerated, with no serious drug-related adverse events or dose-limiting toxicities reported. The maximal tolerated dose was not reached and the recommended dose for the second part of the study was determined. We commenced the second part of the study in September 2019. Due to clinical operating issues associated with the COVID-19 pandemic, in April 2020, the clinical trial was temporarily suspended. In August 2020, we renewed study enrollment. Initial proof-of-mechanism of action and efficacy results from the second part of the study are expected in the second half of 2021.

In November 2018, the FDA granted the Biological Product Designation for AGI-134. This designation provides us with eligibility to obtain 12 years of market exclusivity upon approval of the product for commercial use by the FDA. This regulatory market exclusivity adds an incremental layer of protection in addition to that afforded by existing patents granted in the United States and Europe, and pending in other countries, covering the use of AGI-134 for the treatment of solid cancer tumors.

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

Development and Commercialization Arrangement. In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo for the rights to BL-5010 for OTC indications in Europe, Australia and additional selected countries. We retain the OTC rights to BL-5010 in the United States and the rest of the world, as well as the non-OTC rights on a global basis. Under the original terms of our out-licensing arrangement with Perrigo, Perrigo was obligated to use commercially reasonable best efforts to obtain regulatory approval in the licensed territory for at least two OTC indications and to commercialize BL-5010 for those two OTC indications. In addition, Perrigo agreed to sponsor and manufacture BL-5010 in the relevant regions. Compensation by Perrigo for the exclusive license includes the payment to us of an agreed percentage of the gross revenue of sales of licensed products. We agreed to pay a portion of all net consideration we receive from Perrigo, within our standard range of sublicense receipt consideration, to IPC, the company from which we initially in-licensed the development rights to BL-5010. We have the right to prosecute and maintain the patents for BL-5010 in the licensed territories, and Perrigo agreed to bear the cost of all renewal fees for patents and the other costs of prosecution and maintenance up to an agreed limit. In addition, we were granted full access to all clinical and research and development data generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights. Our agreement with Perrigo will continue in effect until the cessation of all commercialization in the licensed territory. After the fifth anniversary of the first commercial sale of a licensed product, either party may terminate the agreement by giving at least 18 months’ prior written notice to the other party. Either party may terminate the agreement (a) by providing 60 days’ written notice of a material breach of the agreement by the other party if the breaching party does not cure the breach during that time or (b) with immediate effect on written notice to the other party if there is a change of control of the other party. The parties have agreed that the announced acquisition of Perrigo by Perrigo Company Plc is a change of control event that will not give rise to a right on our part to terminate the license agreement. In addition, we have the right to terminate the agreement if Perrigo does not fulfill any of its obligations of diligence with respect to launching a licensed product or obtaining regulatory approval for, and commercializing, licensed products as described above.

In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial launch of products for treatment of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016. Since then, Perrigo has invested in improving the product and during 2019 launched an improved version of the product in several European countries.

In March 2020, we agreed that Perrigo could relinquish its license rights for certain countries that had been included in its territory according to the original license agreement and was also no longer obligated to develop, obtain regulatory approval for and commercialize products for a second OTC indication. In turn, in March 2020, we agreed with our licensor of the rights to BL-5010, IPC, to return to IPC those license rights no longer out-licensed to Perrigo as a result of the agreement described in the preceding sentence, in consideration of the payment to us of royalties or fees on sublicense receipts.

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

Out-Licensing Agreement with Perrigo

See “—Commercialized Product— BL-5010— Development and Commercialization Arrangement” for details regarding our out-licensing agreement with Perrigo.

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

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our therapeutic candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation, as well as on regulatory exclusivity, such as Orphan Drug designation or new chemical entity, or NCE, protection to develop and maintain our proprietary position.

Patents

As of February 22, 2021, we owned or exclusively licensed for uses within our field of business 36 patent families that collectively contain over 105 issued patents, four allowed patent applications and over 87 pending patent applications relating to the three candidates listed below. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our three therapeutic candidates are described below and include both issued patents and pending patent applications we exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

•
The motixafortide drug product candidate is covered as a composition of matter by a provisional patent application. Corresponding patents, if granted, will expire in December 2041, not including any applicable patent term extension, which may add an additional term of up to five years on the patent. We also have an exclusive license to a patent family that covers the active ingredient molecule per se. Patents of this family have been granted in the U.S., Europe, Japan and Canada. The patents will expire in August 2023, not including any applicable patent term extension. We have an exclusive license to a patent family that covers motixafortide combined with a PD1 antagonist for the treatment of cancer. A patent of this family has been granted in the U.S., and member patent applications are pending in Europe, Japan, China, Canada, Australia, India, Korea, Mexico, Brazil and Israel. The granted U.S. patent and patents to issue in the future based on pending patent applications in this family will expire in 2036, not including any applicable patent term extension. In addition, we have an exclusive license to nineteen other patent families pending or granted worldwide directed to methods of synthesis of motixafortide and methods of use of motixafortide either alone or in combination with other drugs for the treatment of certain types of cancer and other indications. Furthermore, we have Orphan Drug status for AML, pancreatic cancer and stem cell mobilization, as well as data exclusivity protection afforded to motixafortide as an NCE.

•
With respect to AGI-134, Agalimmune owns or has an exclusive license to three patent families that cover the AGI-134 compound and its use for treating cancer. The use of AGI-134 for treating solid tumors is covered by patents granted in the U.S., Europe, China, Japan and other countries.  The patents will expire in 2035, not including any applicable patent term extensions.  The compound AGI-134 is covered by patents granted in the United States, Europe, Japan and other countries.  The patents will expire in 2025, not including any applicable patent term extensions. In addition, the future drug product is eligible for obtaining regulatory Biological Product exclusivity (12 years of market exclusivity in the U.S.).

•
With respect to BL-5010, we have an exclusive license to a patent family directed to a novel applicator uniquely configured for applying the BL-5010 composition to targeted skin tissue safely and effectively. Patents in this family have been granted in the U.S., Europe, Israel, Japan and China. The patents will expire in 2034.

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

Manufacturing

Our laboratories are located in our headquarters in Modi’in, Israel, and are in part compliant with FDA regulations setting forth current good laboratory practices, or GLP. While our bioanalytical laboratory complies with these regulations, the chemistry and formulation, as well as the analytical laboratories are limited in manufacturing scale and resources, and are intended to support our projects for research and development activities only. These laboratories are not compliant with cGMP. Hence, we cannot independently manufacture drug substances or drug products for our current clinical trials or for commercial distribution. The manufacturers of the drug substances and drug products used for our current clinical trials do have these necessary approvals.

There can be no assurance that our therapeutic candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements, and at an acceptable cost. Our contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products or medical devices. Our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with cGMP on an ongoing basis, mandated by the FDA and other regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

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

In the field of stem cell mobilization, in addition to the above-referenced Mozobil, MGTA-145 is a compound under development that could potentially be approved for stem cell mobilization in patients with genetic and autoimmune diseases

Immuno-oncology is an area of great interest in the pharmaceutical market, specifically, immuno-oncology combination therapies. Currently there are hundreds of immuno-oncology combination treatments being tested in clinical trials that aim to transform scientific innovation into practice-changing cancer drugs.

In the field of pancreatic cancer, motixafortide, if approved, will compete with the few, currently approved treatments for PDAC. In the first line setting, Gemcitabine in combination with Abraxane® or FOLFIRINOX regimen are the current standard of care. Oncologists have limited options of existing therapies for second-line metastatic patients. The only FDA-approved second-line treatment is Onivyde® in combination with 5FU and LV for gemcitabine-treated patients. In addition to chemotherapy, Merck’s KEYTRUDA® was approved for MSI-H cancers (approximately 1% of all cases) and Lynparza® was recently approved for maintenance of BRCA mutated pancreatic cancer (approximately 7% of all cases).

In addition, there are many ongoing clinical trials using combination therapies to try to address this great unmet need for patients.  Potentially competitive compounds or combinations in development to treat PDAC include, among others, APX005 plus nivolumab (Apexigen & Bristol Myers Squibb); devimistat plus chemotherapy (Rafael Pharmaceuticals); eryaspase plus chemotherapy (Erytech); NOX-A12 plus pembrolizumab (Noxxon Pharma).

In the last years we have seen a number of late-stage clinical failures of compounds for advanced PDAC. Most notably pegilodecakin (ARMO/Lilly) and PEGPH20 (Halozyme). Most of these failed trials have been based on a single promising endpoint.

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

If approved, AGI-134 will compete with approved treatments such as the oncolytic viruses Imlygic® (T-VEC; Amgen) and dendritic cell cancer vaccine Provenge® (sipuleucel-T; Dendreon Corp). In addition, there are several potentially-competitive compounds that are currently under development, including, among others, Pexa-Vec (pexastimogene devacirepvec, SillaJen and Transgene); Reolysin (pelareorep, Adlai Nortye Pharmaceutical Co Ltd and Oncolytics Biotech Inc.); Cavatak (MSD/Viralytics); NeoVax (BioNTech/Neon Therapeutics); IVAC Mutanome (BioNTech); TLR9 agonists such as lefitolimod (MGN-1703, Mologen Ag), tilsotolimod (IMO-2125, Idera Pharmaceuticals Inc.), SD-101 (TriSalus Life Sciences) CMP-001 (Checkmate Pharmaceuticals); ADU-S100 (Aduro BioTech Inc./Novartis); imprime PGG® (HiberCell), and MG1MA3 (Turnstone Biologics Inc/AbbVie). Most of these competitors have ongoing combination trials with the approved checkpoint inhibitors.

BL-5010

BL-5010 competes with a variety of approved destructive and non-destructive treatments for skin lesions. Both Endwarts® (Meda Health) and Eskata® (Aclaris therapeutics) are medical device-based treatments marketed for removal of warts.

Insurance

We maintain insurance for our offices and laboratory in Israel. This insurance covers approximately $4.8 million of equipment, consumables and lease improvements against risk of fire, lightning, natural perils and burglary (the latter coverage limited to $250,000), and $1.5 million of consequential damages (covering fixed damages and extra expenses). For our clinical activities, we carry life science liability insurance covering general liability with an annual coverage amount of $30.0 million per occurrence and product liability and clinical trials coverage with an annual coverage amount of $30.0 million each claim and in the aggregate. The annual aggregate as well as the maximum indemnity for a single occurrence, claim or circumstances under this insurance is $30.0 million. In addition, we maintain the following insurance: employer’s liability with coverage of $10.0 million for each occurrence and in the aggregate; third-party liability with coverage of $5.0 million for each occurrence and in the aggregate; all risk coverage of approximately $2.6 million for electronic and mechanical equipment; directors’ and officers’ liability with coverage of $15.0 million for each occurrence and in the aggregate; stock throughput insurance covering the API, clinical trials materials; and a global travel insurance policy.

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

Unless a drug is exempt from the NDA process or the Biologics License Application, or BLA, process or subject to another regulatory procedure, the steps required before a drug may be marketed in the United States include:

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

If the FDA’s evaluation of the NDA or BLA submission or manufacturing processes and facilities is not favorable, the FDA may refuse to approve the NDA or BLA and may issue a complete response letter. The complete response letter, or CRL, indicates that the review cycle for an application is complete and that the application is not ready for approval. The complete response letter will describe specific deficiencies and, when possible, will outline recommended actions the applicant might take in order to place the application in condition for approval. Following receipt of a CRL, the company may submit additional information and start a new review cycle, withdraw the application or request a hearing. Failure to take any of the above actions may result in the FDA considering the application withdrawn following one year from issuance of the CRL. In such cases, the FDA will notify the company and the company will have 30 days to respond and request an extension of time in which to resubmit the application. The FDA may grant reasonable requests for extension. If the company does not respond within 30 days of the FDA’s notification, the application will be considered withdrawn. Even with submission of additional information for a new review cycle, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

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

Orphan Drug Designation

The Orphan Drug Act, or ODA, provides for granting special status to a drug or biological product to treat a rare disease or condition (i.e., a disease or condition that affects fewer than 200,000 individuals in the United States) upon request of a sponsor. This status is referred to as orphan designation (or sometimes “orphan status”). For a therapeutic candidate to qualify for orphan designation, both the candidate and the disease or condition must meet certain criteria specified in the ODA’s implementing regulations (set forth at 21 CFR Part 316). Orphan designation qualifies the sponsor of the candidate for various development incentives of the ODA, including tax credits for qualified clinical testing, waiver of NDA/BLA user fees and eligibility for seven-year marketing exclusivity, referred to as orphan exclusivity upon marketing approval. The granting of an orphan designation request does not alter the standard regulatory requirements and process for obtaining marketing approval. Safety and effectiveness of a candidate must still be established through adequate and well-controlled studies.

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

European Union/European Economic Area

Clinical Trials

Within the European Union (EU)/European Economic Area (EEA), which is composed of the 27 member states of the  EU plus Norway, Iceland and Liechtenstein, the authorization of clinical trials occurs at member state level. The European Medicines Agency, or EMA, plays a key role in ensuring that GCP standards are applied across the European Economic Area, or EEA in cooperation with the member states. It also manages a database of clinical trials carried out in the EU.

Clinical trials are currently regulated under Directive 2001/20/EC. EU directives are not directly applicable in the member states. They have to be transposed into national law. National law transposing EU directives often varies to a great extent. However, in April 2014 a new regulation on clinical trials on medicinal products for human use was adopted. Regulations are directly applicable in the member states, so they generally lead to greater harmonization. Regulation 536/2014, or the CTR, entered into force in June 2014 and is anticipated to become applicable in December 2021. The CTR will harmonize the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, or CTIS, which will contain a centralized EU portal and database for clinical trials. The exact timing of the Regulation’s application depends on confirmation of full functionality of CTIS through an independent audit. The CTR will become applicable six months after the European Commission publishes notice of this confirmation. The CTR will require:

•	Consistent rules for conducting clinical trials throughout the EU; and
•	Publicly available information on the authorization, conduct and results of each clinical trial carried out in the EU
The key benefits of the CTR include:

o	Harmonized electronic submission and assessment process for clinical trials conducted in multiple member states;
o	Improved collaboration, information sharing and decision-making between and within member states;
o	Increased transparency of information on clinical trials;
o	Higher standards of safety for all participants in EU clinical trials.
The authorization of a clinical trial (Phase I-III) in an EU member state requires the submission of a clinical trial application (CTA) to the competent authority of that specific member state. The application and approval process is under the current law still subject to member states’ national law. In general, the CTA should include, among other documents, the study protocol, results of the nonclinical studies and manufacturing information and analytical results. According to Directive 2001/20/EC, the review of a valid request for authorization shall be carried out as rapidly as possible and may generally not exceed 60 days. An extension of the 60 day period is permissible for medicinal products listed in Art. 9 para. 6 of Directive 2001/83/EC, namely gene therapy, somatic cell therapy including xenogenic cell therapy and all medicinal products containing genetically modified organisms.

Marketing Authorization Procedures

A medicinal product may only be placed on the market in the EEA if it has obtained a marketing authorization according to the applicable EU and/or member state law. A marketing authorization may either be granted in a national procedure, or in a coordinated procedure of several member states pursuant to Directive 2001/83/EC, as amended, or under the centralized EU procedure in accordance with Regulation (EC) No. 726/2004, as amended, or its predecessor, Regulation 2309/93. Depending on the nature of the medicinal product, several different legal frameworks of the EU and the member states may be relevant for the market clearance.

Centralized Procedure (CP)

The Centralized Procedure according to Regulation 726/2004/EC allows a marketing authorization holder to market the medicine and make it available to patients and healthcare professionals throughout the entire EEA on the basis of a single marketing authorization, granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the EMA. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products (e.g., products derived from biotechnology, orphan medicinal products and medicinal products for human use, which contain an active substance authorized in the Union after 20 May 2004 and which are intended for the treatment of AIDS, cancer, neurodegenerative disorders or diabetes) must be authorized centrally. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application or within 150 days by means of an accelerated procedure (excluding clock stops); the review period can be extended. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the decision granting a marketing authorization. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. A refusal of a centralized marketing authorization constitutes a prohibition on placing the given medicinal product on the market in the EU.

The EMA’s Committee for Advanced Therapies (CAT) is responsible for assessing the quality, safety and efficacy of advanced therapy medicinal products (ATMP). ATMP include gene therapy medicinal products, somatic cell therapy medicinal products and tissue engineered products. The role of the CAT is to prepare a draft opinion on an application for marketing authorization for an ATMP candidate that is submitted to the EMA. The EMA then provides a final opinion regarding the application for marketing authorization. The European Commission grants or refuses marketing authorization after the EMA has delivered its opinion. ATMP are further regulated under Regulation (EC) No 1394/2007 on advanced therapy medicinal products.

National Authorization Procedure

A National Authorization Procedure is used when applying for a marketing authorization in one individual EEA state. The national procedure can only be used if the medicinal product does not already have a marketing authorization in another EEA state.

Mutual Recognition Procedure (MRP)

The mutual recognition procedure (Art. 28 et seq. Directive 2001/83/EC) should be used if a medicinal product already has a marketing authorization in one EEA member state, and the authorization holder would like to extend the authorization to other member states. An application for mutual recognition may be addressed to one or more EEA countries. The country in which the national marketing authorization has been granted acts as the Reference Member State, and the other countries concerned (Concerned Member States) can, upon successful completion of the procedure, recognize the marketing authorization. The assessment time is 180 days plus 30 days.

Decentralized Procedure (DCP)

The decentralized procedure (introduced by Directive 2004/27/EU) is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. It allows the common assessment of an application submitted simultaneously to several member states. One of the member states will take the lead in evaluating the application as Reference Member State. The Reference Member State should prepare an assessment report that is then used to facilitate agreement with the Concerned Member States and the grant of a national marketing authorization in all of these member states. The assessment time is 210 days + 30 days.

Manufacturing Requirements

Any medicinal product placed on the market in the EEA must be manufactured in accordance with the principles of good manufacturing practice as set out in Directive 2003/94/EC for medicines and investigational medicines for human use and Volume 4 of the “Rules Governing Medicinal Products in the European Community”  or Directive 2017/1572/EU that will replace Directive 2003/94/EC once the notice according Art. 82(3) CTR has been filed. Furthermore, distribution of medicinal products in the EU is subject to Directive 2001/83/EC, 92/25/EEC and current guidance on good distribution practice, or GDP. Moreover, EU law requires the clinical results in support of clinical safety and efficacy to be based upon clinical trials conducted in the EU in compliance with the requirements of Directives 2001/20/EC and 2005/28/EC, which implement good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the EU and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the EU. As stated above, directive 2001/20/EC will be replaced by the CTR in the future, however, the exact time of the replacement is still uncertain.

Law Relating to Pediatric Research

Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006 and Regulation (EU) 2019/5), or the Pediatric Regulation, was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population (children aged 0 to 17 years). It requires any application for marketing authorization made after July 26, 2008 in respect of a medicinal product not authorized in the EU on January 26, 2007, the time the Regulation entered into force, to include studies in children conducted in accordance with a pediatric investigation plan agreed to by the relevant European authorities. This does not apply if the product is subject to an agreed waiver or deferral or if the product is excluded from the scope of Regulation 1901/2006, which is the case for inter alia generics, homeopathic and traditional (herbal) medicinal products. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. Moreover, this regulation imposes the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation (EC) no. 469/2009 or its precursor Regulation (EEC) 1768/92 by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to Orphan Drug designation, in which case the 10-year market exclusivity period for such orphan products is extended to 12 years. If any of the non-centralized procedures for marketing authorization have been used, the six-month extension of the supplementary protection certificate is only granted if the medicinal product is authorized in all member states. Where the product is no longer covered by a patent or supplementary protection certificate, the applicant may make a separate application for a Pediatric Use Marketing Authorization, or PUMA, which, on approval, will provide eight years’ protection for data and 10 years’ marketing protection for the pediatric results.

Post-authorization Obligations

An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post-authorization regulations relating to the marketing and other activities of authorization holders. These include requirements relating to provision of a risk management plan and provision of annual periodic safety update reports, carrying out of post-authorization efficacy studies and/or post-authorization safety studies, maintenance of a pharmacovigilance system master file, adverse event reporting, signal detection and management and other pharmacovigilance activities conducted under an established quality system, advertising, packaging and labelling, patient package leaflets, and distribution. The regulations frequently operate within a criminal law framework, and failure to comply with the requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers. EU pharmacovigilance legislation has been significantly modified by the Pharmacovigilance Directive, Directive 2010/84/EU which amended the legal framework of pharmacovigilance for medicines marketed within the EU provided in Regulation (EC) No 726/2004 with respect to EU authorized medicinal products and in Directive 2001/83/EC with respect to nationally authorized medicinal products (including those authorized through the mutual recognition and decentralized systems). Furthermore, EU good pharmacovigilance practice (GVP) rules apply. With the amended pharmacovigilance requirements, the financial and organizational burden on market authorization holders increased significantly, such as the obligation to maintain a pharmacovigilance system master file that applies to all holders of marketing authorizations granted in accordance with Directive 2001/83/EC or Regulation (EC) No 726/2004. Marketing authorization holders must furthermore collect data on adverse events associated with use of the authorized product outside the scope of the authorization. Pharmacovigilance for biological products and medicines with a new active substance is strengthened by subjecting their authorization to additional monitoring activities.

Another relevant aspect in the EU regulatory framework is the “sunset clause”: a provision leading to the cessation of the validity of any marketing authorization if it is not followed by marketing within three years or, if marketing is interrupted for a period of three consecutive years.

Approval of Medical Devices

On May 26, 2021 the new Regulation EU No. 2017/745 on Medical Devices (Medical Devices Regulation) will become applicable and replace the existing regulatory framework for medical devices in the EU. The Medical Devices Regulation strengthens the medical devices rules in the EU. In particular, the Medical Devices Regulation will result in several medical devices being classified in higher risk classes and therefore face elevated regulatory requirements. In addition, the Medical Devices Regulation will generally elevate regulatory requirements to medical devices. With regard to in vitro diagnostic medical devices, the new Regulation EU 746/2017 on in vitro diagnostic medical devices will replace the current legal framework on 26 May, 2022 and will also result in a stricter regime.

Both under the existing and the future regime,  EU law on medical devices requires that manufacturers of medical devices obtain the right to affix the CE mark to their products, which shows that the device has undergone a conformity assessment procedure, before selling them in EU member countries. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European law. In order to obtain the right to affix the CE mark to products, a manufacturer has to conduct the applicable conformity assessment procedure that may include a certification process involving a notified body. The type of conformity procedure that is applicable varies according to the nature of the device. Once the procedure has been successfully completed, the manufacturer is entitled to affix the CE mark on its products and commercially distribute those products throughout the EU without further conformance tests being required in other member states.

Data Privacy in the EU

The EU has a strict regime on data privacy under the General Regulation on Data Protection, Regulation 2016/679 (GDPR) that has become applicable on May 25, 2018. The GDPR as an EU regulation does not have to be implemented into member states’ national law, but applies directly in all member states. It applies to companies with an establishment in the European Economic Area (EEA) that includes the 27 member states of the EU and Norway, Iceland and Liechtenstein. Furthermore, the GDPR applies to companies not located in the EEA but processing personal data of individuals located in the EEA (e.g., through online business). The GDPR implements stringent operational requirements for controllers of personal data, including, for example, obligations to justify the collection, use and other processing of personal data (e.g., based on the individual’s consent), to notify the individuals concerned about data processing activities, to protect all processed personal data through appropriate technical and organisational measures, and to implement a data protection compliance management. Furthermore, the GDPR defines high data security and compliance standards for the transfer of personal data to third countries, including the U.S. The operational requirements under the GDPR are even stricter in case of sensitive personal data, such as health or genetic data, that typically have to be stored in a pseudonymized (i.e., key-coded) manner. The GDPR provides that EU member states may in certain areas deviate from GDPR standards which results in varying laws and regulations at member states level. The applicable data protection laws in the EEA may limit our ability to share and otherwise process personal data. If our business falls below the GDPR standards, we may be subject to severe administrative fines (under the GDPR, in the amount of up to 4 % of the total worldwide annual turnover of our preceding financial year) and suffer significant loss of reputation.

United Kingdom

The withdrawal of the United Kingdom (UK) from the EU took effect on January 1, 2021, and there are 27 member states remaining in the EU. As of January 1, 2021, the UK is a “third country” with regard to the EU (subject to the terms of the EU UK Trade Agreement) and EU law ceased to apply directly in the UK. However, the UK has retained the EU regulatory regime with certain modifications as standalone UK legislation. Therefore, the UK regulatory regime is currently similar to EU regulations, but under proposed legislation, the Medicines and Medical Devices Bill, the UK may adopt changed regulations that may diverge from the EU legislative regime for medicines and their research, development and commercialization. For a two- year period starting January 1, 2021, the UK has adopted transitional provisions, which inter alia apply to the importation of medicines into the UK and rely on certain EMA marketing authorization application procedures.

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

Israeli Government Programs

Israel Innovation Authority

Research and Development Grants. A number of our therapeutic products have been financed, in part, through funding from the IIA in accordance with Research Law. Through December 31, 2020 we have received approximately $22.0 million in aggregate funding from the IIA and have paid the IIA approximately $7.0 million in royalties under our approved programs. As of December 31, 2020, we have no contingent obligation to the IIA other than for motixafortide. In connection with the in-licensing of motixafortide from Biokine, and as a condition to IIA consent to the transaction, we agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $3.5 million as of December 31, 2020. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future.

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

D. Property, Plant and Equipment

We are headquartered in Modi’in, Israel. We entered into a lease agreement in August 2014, for an aggregate of 1,663 square meters (approximately 17,900 square feet) of space. Monthly rent is approximately $32,000 per month, including maintenance fees and parking. The initial term of the lease expired in June 2020, and we exercised our option to extend the lease through June 30, 2025. We have the option to extend the lease for two additional lease periods totaling up to an additional 5 years, each option at a 5% increase to the preceding lease payment amount.

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

We are a late clinical-stage biopharmaceutical development company with a strategic focus on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates – motixafortide (BL-8040), a novel peptide for the treatment of stem cell mobilization, solid tumors and AML, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. To date, except for BL-5010, none of our therapeutic candidates have been approved for marketing or sold commercially. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case-by-case basis, the commercialization of our therapeutic candidates independently.

A. Operating Results

History of Losses

Since our inception in 2003, we have generated significant losses in connection with our research and development. As of December 31, 2020, we had an accumulated deficit of $278 million. We may continue to generate losses in connection with the research and development activities relating to our pipeline of therapeutic candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to continue to incur operating losses, which may be substantial over the next several years, and we expect to need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding received from the IIA. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future upfront, milestone, royalty or other payments that we may receive from our existing out-licensing agreements, potential future upfront or milestone payments that we may receive from out-licensing transactions for our other therapeutic candidates, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of December 31, 2020, we held $22.6 million of cash, cash equivalents and short-term bank deposits.

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

The following table identifies our current pipeline projects:

Project	Status		Expected Near Term Milestones
motixafortide	1.	Phase 3 registration study in autologous stem cell mobilization (GENESIS) ongoing, positive results from interim analysis announced October 2020; as recommended by DMC, study enrollment was completed at 122 patients	1.	a. Top-line results for the study expected in early second quarter of 2021 b. Pre-NDA meeting with FDA in second half of 2021 c. NDA submission in first half of 2022

	2.	Phase 2a study in pancreatic cancer (COMBAT/KEYNOTE-202) completed; full results showing improvement in all endpoints announced December 2020	2.	Evaluation and planning of next clinical development steps, including discussions towards potential collaborations

	3.	Phase 2a study for relapsed or refractory AML completed	3.	Follow-up for overall survival is ongoing; evaluation and decision regarding next clinical development steps

	4.	Phase 2 investigator-initiated study in first-line PDAC patients	4.	Data from the study is anticipated in mid-2022*

	5.	Phase 1b study in patients with ARDS secondary to COVID-19 and other respiratory viral infections	5.	Results of the preliminary analysis are expected in the second half of 2021*
AGI-134	Phase 1/2a study, ongoing		Initial proof-of-mechanism efficacy results of part 2 of study expected in second half of 2021

*These studies are investigator-initiated studies; therefore, the timelines are ultimately controlled by the independent investigators and are subject to change

We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

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

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of derivative liabilities on account of the warrants issued in equity financings we carried out in July 2017, February 2019, May 2020 and June 2020, as well as from a debt financing in October 2018. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes issuance expenses of the ATM and the pro-rata share of issuance expenses from the placements related to the warrants, as well as the capital gain from realization of our investment in iPharma, a joint venture our holdings in which we sold in April 2018. Sales-based royalties and other revenue from the license agreement with Perrigo have also been included as part of non-operating income, as the out-licensed product is not an integral part of our strategy and the amounts are not material.

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

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2020. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

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

In connection with a registered direct offering we completed in May 2020, we issued warrants to purchase 5,142,859 ADSs at an exercise price of $2.25 per ADS and also issued warrants to purchase 257,143 ADSs at an exercise price of $2.1875 per ADS. The warrants are exercisable for a period of two and one-half years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrant is not qualified for classification as an equity instrument and has therefore been classified as a non-current financial liability.

In connection with a registered direct offering we completed in June 2020, we issued warrants to purchase 2,510,286 ADSs at an exercise price of $2.25 per ADS and also issued warrants to purchase 125,514 ADSs at an exercise price of $2.1875 per ADS. The warrants are exercisable for a period of five years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrant is not qualified for classification as an equity instrument and has therefore been classified as a non-current financial liability.

Recent Accounting Changes and Pronouncements

We adopted International Financial Reporting Standard No. 16 “Leases,” or IFRS 16, retrospectively from January 1, 2019 but have not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. On adoption of IFRS 16, the Company recognized lease liabilities for leases which had previously been classified as “operating leases” under the principles of International Accounting Standard 17, “Leases.” For further information on the application of IFRS 16, see Note 2r to our consolidated financial statements for the year ended December 31, 2020 included elsewhere in this report.

Results of Operations -- Overview

Revenues

We did not record any revenues for the years ended December 31, 2018, 2019 and 2020.

Cost of revenues

We did not record any cost of revenues for the years ended December 31, 2018, 2019 and 2020.

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019

Research and development expenses

Research and development expenses for the year ended December 31, 2020 were $18.2 million, a decrease of $5.2 million, or 22.5%, compared to $23.4 million for the year ended December 31, 2019. The decrease resulted primarily from termination of the BATTLE clinical study for motixafortide in 2019, from lower expenses associated with the motixafortide COMBAT clinical trial and from lower expenses associated with the AGI-134 study, as well as a decrease in share-based compensation and payroll due to a company-wide salary reduction related to the COVID-19 pandemic.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2020 were $0.8 million, similar to the year ended December 31, 2019.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2020 were $3.9 million, an increase of $0.1, or 2.6% compared to $3.8 million for the year ended December 31, 2019. The increase resulted primarily from an increase in directors’ and officers’ insurance expenses and share-based compensation, offset by small decreases in a number of G&A expenses.

Non-operating income (expense), net

We recognized net non-operating expenses of $5.7 million for the year ended December 31, 2020 compared to net non-operating income of $4.2 million for the year ended December 31, 2019. Non-operating expenses for the year ended December 31, 2020 primarily relate to fair-value adjustments of warrant liabilities on our balance sheet, warrant offering expenses and ATM issuance expenses. Non-operating income for the year ended December 31, 2019 primarily relates to fair-value adjustments of warrant liabilities on our balance sheet, offset by warrant offering expenses.

Financial income (expense), net

We recognized net financial expenses of $1.4 million for the year ended December 31, 2020 compared to net financial expenses of $1.5 million for the year ended December 31, 2019. Net financial expenses for both periods primarily relate to interest paid on loans, offset by investment income earned on our bank deposits.

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

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	2019				2020
	(in thousands of U.S. dollars)
Consolidated Statements of Operations
Revenues	–	–	–	–	–	–	–	–
Cost of revenues	–	–	–	–	–	–	–	–
Research and development expenses	(4,392)	(5,302)	(5,558)	(8,186)	(5,422)	(4,640)	(3,484)	(4,627)
Sales and marketing expenses	(256)	(226)	(201)	(174)	(175)	(182)	(309)	(174)
General and administrative expenses	(930)	(949)	(884)	(1,053)	(1,243)	(744)	(856)	(1,071)
Operating loss	(5,578)	(6,477)	(6,643)	(9,413)	(6,840)	(5,566)	(4,649)	(5,872)
Non-operating income (expenses), net	(340)	1,261	3,055	189	469	(843)	294	(5,621)
Financial income	210	171	247	149	140	35	39	22
Financial expenses	(447)	(440)	(597)	(793)	(414)	(396)	(302)	(517)
Net loss	(6,155)	(5,485)	(3,938)	(9,868)	(6,645)	(6,770)	(4,618)	(11,988)

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

B. Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities, payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding from the IIA. At December 31, 2020, we held $22.6 million in cash, cash equivalents and short-term bank deposits. We have invested substantially all of our available cash funds in short-term bank deposits. Subsequent to year end, we raised gross proceeds of $34.5 million in an underwritten public offering, and received another $9.8 million in gross proceeds from the exercise of outstanding warrants.

On October 31, 2017, we entered into that certain At-the-Market Sales Agreement, or the BTIG Sales Agreement, dated October 31, 2017, by and between us and BTIG, LLC, or BTIG.  Pursuant to the BTIG Sales Agreement, we could elect from time to time, to offer and sell through BTIG, acting as sales agent, our ADSs having an aggregate offering price of up to $30 million through an “at the market offering” as defined in Rule 415(a)(4), or the BTIG ATM Offering. From the effective date of the BTIG Sales Agreement through September 24, 2020, we had sold an aggregate of 2,923,553 ADSs for an aggregate offering price of $13.0 million. On May 26, 2020, we terminated the prospectus supplement dated April 17, 2020 related to the BTIG ATM Offering, and we terminated the BTIG Sales Agreement, effective September 24, 2020.

On May 28, 2020, we sold to certain institutional investors an aggregate of 5,142,859 ADSs in a registered direct offering at $1.75 per ADS, resulting in gross proceeds of 9.0 million. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 5,142,859 ADSs in a private placement. The warrants are immediately exercisable and will expire two and one-half years from issuance at an exercise price of $2.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if on or following three months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $0.6 million in placement agent fees plus certain expenses and issued unregistered placement agent warrants to purchase up to an aggregate of 257,143 ADSs on substantially the same terms as the warrants except they have an exercise price of $2.1875 per ADS.

On June 3, 2020, we sold to certain institutional investors an aggregate of 2,510,286 ADSs in a registered direct offering at $1.75 per ADS, resulting in gross proceeds of $4.4 million. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 2,510,286 ADSs in a private placement. The warrants are immediately exercisable and will expire two and one-half years from issuance at an exercise price of $2.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if on or following three months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $0.3 million in placement agent fees plus certain expenses and issued unregistered placement agent warrants to purchase up to an aggregate of 125,514 ADS on substantially the same terms as the warrants except they have an exercise price of $2.1875 per ADS.

On September 25, 2020, we entered into the an offering agreement, or the Wainwright Offering Agreement, with H.C. Wainwright & Co., LLC, or Wainwright, pursuant to which we may offer and sell, from time to time, at our option, up to $25.0 million of our ADSs through an “at-the-market” equity offering program under which Wainwright has agreed to act as sales agent. As of February 22, 2021, we have sold 3,077,851 ADSs having an aggregate offering price of $7.3 million under the Wainwright Offering Agreement.

On January 22, 2021, we sold 14,375,000 ADSs at a price to the public of $2.40 per ADS, resulting in gross proceeds of $34.5 million. Wainwright acted as the sole book-running manager for the offering. We paid an aggregate of $2.4 million in placement agent fees and expenses and issued placement agent warrants to purchase 718,750 ADS. The placement agent warrants are immediately exercisable at a price of $3.00 per ADS, subject to adjustment in certain circumstances, and expire five years from the commencement of sales under the offering.

Net cash used in operating activities for the year ended December 31, 2020 was $23.2 million, compared to $22.7 million for the year ended December 31, 2019 and $24.2 million for the year ended December 31, 2018. The $0.5 million increase in 2020 was primarily the result of a decrease in accounts payable and accruals. The $1.5 million decrease in 2019 was primarily the result of changes in operating asset and liability items in the two periods, i.e., a decrease in prepaid expenses and other receivables in 2019 versus an increase in 2018, as well as an increase in accounts payable and accruals in 2019 versus a decrease in 2018.

Net cash provided by investing activities for the year ended December 31, 2020 was $16.7 million, compared to $5.3 million for the year ended December 31, 2019 and $9.6 million for the year ended December 31, 2018. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits during the respective periods, the acquisition of an additional 20% economic interest in motixafortide in 2018 and a realization of our investment in iPharma during 2018.

Net cash provided by financing activities for the year ended December 31, 2020 was $17.9 million, compared to $19.2 million for the year ended December 31, 2019 and $13.1 million for the year ended December 31, 2018. The cash flows in 2020 primarily reflect the registered direct offerings of our ADSs in May and June 2020, as well as net proceeds from the ATM program, offset by repayments of the loan from Kreos Capital. The cash flows in 2019 primarily reflect the underwritten public offering of our ADSs in February 2019, as well as net proceeds from the ATM program. The cash flows in 2018 primarily reflect the net proceeds of the loan from Kreos Capital, as well as net proceeds from the ATM program.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our current projected cash requirements into the second half of 2023, we will require additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;
•	the impact of the COVID-19 pandemic on our operations;
•	the scope, prioritization and number of our clinical trials and other research and development programs;
•	the amount of revenues we receive under our collaboration or licensing arrangements;
•	the costs of the development and expansion of our operational infrastructure;
•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;
•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;
•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;
•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;
•	the magnitude of our general and administrative expenses;
•	interest and principal payments on the loan from Kreos Capital;
•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates;
•	market conditions; and
•	payments to the IIA.

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

F. Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2020:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)

Car leasing obligations	127	105	22	-	-
Premises leasing obligations	1,998	444	844	666	-
Purchase commitments	6,891	6,580	291	20	-
Total	9,016	7,129	1,157	668	-

The premises leasing obligations in the foregoing table include our commitments under the lease agreement for our facility in Modi’in. See “Item 4. Information on the Company — Property, Plant and Equipment.” The initial term of the lease began on June 15, 2015 and expired June 2020. We have exercised an option to extend the lease through June 30, 2025 and have the option to extend the lease for two additional lease periods totaling up to an additional 5 years, each option at a 5% increase to the preceding lease payment amount. The monthly lease fee is $24,000. In addition, we pay building maintenance charges of $8,000 per month.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Executive Officers and Directors

The following table sets forth information for our executive officers and directors as of February 22, 2021. Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., 2 HaMa’ayan Street, Modi’in 7177871, Israel.

Name	Age	Position(s)

Philip A. Serlin, CPA, MBA	60	Chief Executive Officer

Mali Zeevi, CPA	45	Chief Financial Officer

Ella Sorani, Ph.D.	53	Chief Development Officer

Abi Vainstein-Haras, M.D.	46	Chief Medical Officer

Aharon Schwartz, Ph.D. (1)	78	Chairman of the Board

Michael J. Anghel, Ph.D. (1)(4)	82	Director

Nurit Benjamini, MBA (1)(2)(3)(4)	54	External Director

B.J. Bormann, Ph.D. (1)	62	Director

Raphael Hofstein, Ph.D. (1)(2)(3)	71	Director

Avraham Molcho, M.D. (1)(2)(3)	63	External Director

Sandra Panem, Ph.D. (1)	74	Director

(1)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(2)	A member of our audit committee.

(3)	A member of our compensation committee.

(4)	A member of our investment monitoring committee.

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

Ella Sorani, Ph.D., has served as our Chief Development Officer since January 2021. From February 2017 to December 2020, Dr. Sorani served as our Vice President Research and Development. Before joining BioLineRx, from 2000 through 2016, Dr. Sorani served in a number of management positions in the global R&D division at Teva Pharmaceutical Industries Ltd. In her most recent position as Senior Director and Global Project Leader, Dr. Sorani led the development of one of Teva’s leading innovative late stage compounds. Dr. Sorani holds a B.Sc. in chemistry and an M.Sc. and Ph.D. in pharmacology, all from Tel Aviv University.

Abi Vainstein-Haras, M.D., has served as our Chief Medical Officer since January 2021. From January 2017 to December 2020, Dr. Vainstein-Haras served as our Vice President Clinical Development. From June 2014 to January 2017, Dr. Vainstein-Haras served as our Senior Medical Director responsible for the clinical development of all our clinical phase projects. Prior to joining the Company, from 2012 to 2014, she served as the Director and Clinical Program Leader for COPAXONE® at Teva, and from 2007 to 2012, she served in several medical positions in Innovative R&D at Teva. Dr. Vainstein-Haras holds an M.D. from the University of Buenos Aires and is licensed to practice medicine in Israel.

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

Nurit Benjamini, MBA, has served as an external director on our Board of Directors and as the chairperson of our Audit Committee of our Board of Directors since 2010. In addition, Ms. Benjamini has served on our Investment Monitoring Committee since 2010 and on our Compensation Committee since 2012. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of Crazy Labs Ltd. (formerly TabTale Ltd.), a company that creates fresh mobile content for everyone. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com Ltd. (Nasdaq:WIX); from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd. (now Sigma Designs Israel Ltd., a subsidiary of Sigma Designs Inc. (Nasdaq:SIGM)); and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Ms. Benjamini serves on the board of directors, and as chairperson of the audit committee, of Allot Ltd. (Nasdaq:ALLT, TASE:ALLT), Gamida Cell Ltd. (Nasdaq:GMDA) and Caesarstone Ltd. (Nasdaq: CSTE). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

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

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2020. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits
	(in thousands of U.S. dollars)
All directors and senior management as a group, consisting of [11] persons	1,505	1,259

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our four executive officers during the year ended December 31, 2020

Name and Position	Salary	Social Benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in thousands of U.S. dollars)
Philip A. Serlin Chief Executive Officer	250	86	198	403	21	958
Mali Zeevi Chief Financial Officer	154	45	98	136	17	450
Abi Vainstein-Haras Chief Medical Officer	176	52	100	140	19	487
Ella Sorani Chief Development Officer	182	55	102	140	18	497

(1)          “Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.

(2)          Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2020.

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

According to our Articles of Association, our Board of Directors must consist of at least five and not more than 10 directors, including external directors. Currently, our Board of Directors consists of seven directors, including two external directors as required by the Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law (unless the company is an Eligible Company and opted to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees) as detailed below, our directors are elected at a general or extraordinary meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or extraordinary meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors, other than external directors, to fill vacancies on the Board of Directors to serve until the next general meeting or extraordinary meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, under certain conditions, to two additional terms, although the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be further extended under certain conditions. External directors may be removed from office only pursuant to the terms of the Companies Law. Our last annual meeting of shareholders was held in September 2020. For additional information concerning external directors, see “— External Directors.”

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

External Directors

Under Israeli law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Each of our current external directors, Dr. Avraham Molcho and Ms. Nurit Benjamini, was re-elected as an external director by our shareholders in July 2019 for an additional three-year term.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. Our internal auditor is Tali Yaron Adv. (LLB, LLM), a director at Deloitte Israel.

Approval of Related Party Transactions under Israeli Law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to these actions.
•	The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:
•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;
•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and
•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.
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

•
A transaction with a director who is not  the chief executive officer of a public company regarding his or her terms of office and engagement requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above. In addition, pursuant to a relief provided under the Companies Regulations (Relief in Interested Party Transactions), 2000, the compensation committee may exempt the transaction regarding terms of office and engagement with a non-executive director, if the compensation committee and board of directors determined that such terms of office are only for the benefit of the company, or if the compensation terms of the director do not exceed the maximum compensation paid to external directors pursuant to the applicable regulations.

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

D. Employees

As of December 31, 2020, we had 38 employees, all of whom are employed in Israel. Of our employees, 14 hold M.D. or Ph.D. degrees.

	December 31,
	2018	2019	2020

Management and administration	10	10	9
Research and development	34	30	27
Sales and marketing	4	2	2
Total	48	42	38

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

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of February 22, 2021 of each of our directors and executive officers individually and as a group.

	Number of
	Ordinary Shares
	Beneficially	Percent of
	Held	Class

Directors

Aharon Schwartz(1)	2,011,666	*
Michael J. Anghel(2)	256,666	*
Nurit Benjamini(3)	236,666	*
B.J. Bormann(4)	256,666	*
Raphael Hofstein(5)	256,666	*
Avraham Molcho(6)	236,666	*
Sandra Panem(7)	269,166	*

Executive officers

Philip A. Serlin(8)	2,436,817	*
Mali Zeevi(9)	1,019,687	*
Ella Sorani(10)	812,842	*
Abi Vainstein-Haras(11)	1,006,917	*

All directors and executive officers as a group (11 persons)(12)	8,800,425	1.38%

*	Less than 1.0%.

(1)
Includes 256,666 ordinary shares issuable upon exercise of outstanding options within 60 days of February 22, 2021. Does not include 133,334 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 22, 2021.

(2)
Includes 256,666 ordinary shares issuable upon exercise of outstanding options within 60 days of February 22, 2021. Does not include 133,334 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 22, 2021.

(3)
Includes 236,666 ordinary shares issuable upon exercise of outstanding options within 60 days of February 22, 2021. Does not include 133,334 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 22, 2021.

(4)
Includes 256,666 ordinary shares issuable upon exercise of outstanding options within 60 days of February 22, 2021. Does not include 133,334 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 22, 2021.

(5)
Includes 256,666 ordinary shares issuable upon exercise of outstanding options within 60 days of February 22, 2021. Does not include 133,334 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 22, 2021.

(6)
Includes 236,666 ordinary shares issuable upon exercise of outstanding options within 60 days of February 22, 2021. Does not include 133,334 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 22, 2021.

(7)
Includes 269,166 ordinary shares issuable upon exercise of outstanding options within 60 days of February 22, 2021. Does not include 133,334 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 22, 2021.

(8)
Includes 2,264,899 issued ordinary shares upon exercise of outstanding options within 60 days of February 22, 2021. Does not include 1,180,657 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of February 22, 2021.

(9)
Includes 942,337 ordinary shares issuable upon exercise of outstanding options within 60 days of February 22, 2021. Does not include 1,631,733 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of February 22, 2021.

(10)
Includes 746,692 ordinary shares issuable upon exercise of outstanding options within 60 days of February 22, 2021. Does not include 1,636,658 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of February 22, 2021.

(11)
Includes 924,167 ordinary shares issuable upon exercise of outstanding options within 60 days of February 22, 2021. Does not include 1,649,783 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of February 22, 2021.

(12)
Includes 6,647,257 ordinary shares issuable upon exercise of outstanding options within 60 days of February 22, 2021. Does not include 7,032,169 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of February 22, 2021.

Change in Control

To our knowledge, (i) we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders, and (ii) there are no arrangements which would result in our change in control at a subsequent date.

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Bank of New York Mellon, or BNY, is the holder of record for the Company’s American Depositary Receipt program, pursuant to which each ADS represents 15 ordinary shares. As of February 19, 2020, BNY held 577,530,326 ordinary shares representing 90.7% of our issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Equity Compensation Plan

2003 Share Incentive Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Incentive Plan, or the Plan. The Plan provides for the granting of options, ordinary shares, restricted stock units and performance stock units to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for equity grants to be made at the determination of our Board of Directors in accordance with applicable law. As of February 22, 2021, there were 36.1 million ordinary shares issuable upon the exercise of outstanding equity grants under the Plan.

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

From time to time, our Board of Directors has approved an increase in the number of shares reserved for the purpose of equity grants pursuant to the Plan. As of February 22, 2021, the number of shares so reserved was 8.6 million.

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

To our knowledge the significant changes in the percentage of ownership held by our major shareholders reported in our Annual Reports on Form 20-F during the past three have been the decrease in 2020 below 5% in the percentage ownership held by BVF Partners L.P. and Senvest Management, LLC.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of February 22, 2020.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

A copy of our Articles of Association is attached as Exhibit 2.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated by reference into this Annual Report.

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

Clinical Trial Collaboration and Supply Agreement with MSD

In January 2016, we entered into a clinical collaboration agreement with MSD, to support a Phase 2 study investigating our motixafortide in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with metastatic pancreatic cancer. The Phase 2 study will evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. According to the terms of the agreement, we are sponsoring and performing the study, which was initiated in September 2016, and MSD is supplying its compound for purposes of the study. The parties have agreed on the establishment of a joint development committee which has the responsibility of coordinating all regulatory and other activities under the agreement.

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

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares or ADSs, both referred to in this Item 10E as the ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, non-U.S., including Israeli, or other taxing jurisdiction.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. The regular corporate tax rate in Israel was 24% for the year 2017, and 23% for the year 2018 and thereafter. Capital gains derived by an Israeli company are now generally subject to tax at the same rate as the corporate tax rate.

In May 2012, the Israeli Tax Authority, or ITA, approved our eligibility for tax benefits as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended, or Investments Law, with respect to a portion of the consideration deriving from certain of our development programs, or Eligible Projects. Subject to compliance with the applicable requirements, the portion of our undistributed income derived from our Benefited Enterprise programs will be entitled to a seven-year period of tax benefits due to the Company’s location in Modi’in (a tax exemption for a period of two years, followed by five years at the corporate tax rate of between 10% to 25% depending on the level of foreign investment in the company), commencing in the first year in which we generate taxable income after setting off our losses for Israeli tax purposes from prior years in the amount of approximately $278 million. The seven-year period may not extend beyond 12 years from the beginning of the Benefited Enterprise’s election year. We received Benefited Enterprise status with respect to the Eligible Projects in 2009 and 2012 tax years, so depending on when the Benefited Enterprise programs begin to generate taxable income after offsetting tax losses, the benefit period could continue through 2020 and 2023, respectively. However, any distribution of income derived from exempt income sourced in our Benefited Enterprise programs will result in such income being subject to a rate of corporate tax rate of between 10% to 25% depending on the level of foreign investment in the company.

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

Excess Tax. Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold NIS 651,600 for 2020 and thereafter, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our ordinary shares and ADSs by U.S. Investors (as defined below) that are initial purchasers of such ordinary shares or ADSs and that hold such ordinary shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as, without limitation, banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire our ordinary shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the Dollar, persons that own (or are deemed to own, indirectly or by attribution) 10% or more of our ordinary shares or ADSs (by vote or value), persons subject to special tax accounting rules under section 451(b), or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations or any additional U.S. federal tax consequences other than U.S. federal income tax consequences.

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

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares or ADSs, the tax treatment of such entity and each person treated as a partner thereof will generally depend upon the status and activities of the entity and such person. An investor that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of its ordinary shares or ADSs.

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

Taxation of U.S. Investors

The discussions under “— Distributions,” and under “— Sale, Exchange or Other Disposition of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC for the taxable year ending December 31, 2021, and it is possible that we will be a PFIC for the taxable year ending December 31, 2021 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Distributions. We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend the amount of any distributions made on the ordinary shares or ADSs, including the amount of any Israeli taxes withheld, when actually or constructively received, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Investor’s tax basis in its ordinary shares or ADSs and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those ordinary shares or ADSs. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Investor should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.  If we were to pay dividends to holders of our ordinary shares, we expect to pay such dividends in NIS; however, dividends paid to holders of our ADSs will be paid in dollars. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Investor’s income as a dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into dollars. If the dividend is converted to dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. However, if the U.S. Investor converts the NIS into dollars on a later date, the U.S. Investor must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

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

Distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Any dividend paid by us in a taxable year in which we are a PFIC (or with respect to which we were a PFIC in the preceding taxable year) will be subject to tax at regular ordinary income rates. As mentioned above, we believe we were not a PFIC for our 2020 taxable year and have not determined whether we will be a PFIC for our 2021 taxable year.  U.S. Investors should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares and ADSs.

The additional 3.8% Medicare tax (described below) may apply to dividends received by certain U.S. Investors who meet certain modified adjusted gross income thresholds.

Sale, Exchange or Other Disposition of Ordinary Shares and ADSs. Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Investor’s adjusted tax basis in such ordinary shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the ordinary shares or ADSs exceeds one year. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the U.S.-Israel Tax Treaty. The additional 3.8% Medicare tax (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our ordinary shares or ADSs by certain U.S. Investors who meet certain modified adjusted gross income thresholds.

U.S. Investors should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than Dollars upon the disposition of ordinary shares or ADSs.

Medicare Tax. In addition, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax, or net investment income tax, on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Investors are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of ordinary shares or ADSs.

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in the public offering. Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, as well as marketable debt securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Under the tests described above, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.

We believe that we were a PFIC for U.S. federal income tax purposes for taxable years ended prior to December 31, 2009 and for taxable years ended December 31, 2011, 2012 and 2014 through 2019. We believe we were not a PFIC for taxable years ended 2009, 2010, 2013 and 2020, and we have not determined whether we will be a PFIC for the taxable year ending December 31, 2021. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for taxable year ending December 31, 2021 or in any subsequent year. Upon request, we intend to annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

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

Any net operating losses or net capital losses of a PFIC will not pass through to the Electing U.S. Investor and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Investors in subsequent years.

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

A U.S. Investor makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we intend to  annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Each U.S. Investor is encouraged to consult its own tax advisor with respect to tax consequences of a QEF election with respect to us.

Mark-to-Market Election. Alternatively, if our ordinary shares or ADSs are treated as “marketable stock,” a U.S. Investor would be allowed to make a “mark-to-market” election with respect to our ordinary shares or ADSs, provided the U.S. Investor completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Investor generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of the taxable year over such investor’s adjusted tax basis in the ordinary shares or ADSs. Thus, the U.S. Investor may recognize taxable income without receiving any cash to pay its tax liability with respect to such income. The U.S. Investor would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Investor’s adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Investor’s tax basis in the ordinary shares or ADSs would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the ordinary shares or ADSs would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares or ADSs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Investor, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. To be marketable stock, our ordinary shares or ADSs must be regularly traded on a qualifying exchange (i) in the United States that is registered with the SEC or a national market system established pursuant to the Exchange Act or (ii) outside the United States that is properly regulated and meets certain trading, listing, financial disclosure and other requirements. A mark-to-market election will not apply to our ordinary shares or ADSs held by a U.S. Investor for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC unless our ordinary shares or ADSs cease to be marketable. A mark-to-market election generally may not be revoked without the consent of the IRS. Such election will not apply to any PFIC subsidiary that we own. Each U.S. Investor is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our ordinary shares or ADSs.

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

Certain Reporting Requirements

Certain U.S. Investors may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation and IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Investor and us. Substantial penalties may be imposed upon a U.S. Investor that fails to comply.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

(c)          Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm, as we are a non-accelerated filer and, accordingly, are exempt from this requirement.

(d)          Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2019	2020
Services Rendered	(in thousands of U.S. dollars)

Audit Fees(1)	110	110
Audit-Related Fees(2)	10	38
Tax Fees(3)	9	16
All Other Fees	-	-
Total	129	164

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

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description

2.1	Articles of Association, as amended September 24, 2020

2.2	Description of Securities Registered under Section 12

2.3(1)
Deposit Agreement dated as of July 21, 2011 among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

2.4(1)	Form of American Depositary Receipt; the Form is Exhibit A of the deposit agreement which is Exhibit 2.2 above.

4.1(2)	Employment Agreement with Philip Serlin, dated May 24, 2009

4.2	Amendment to Employment Agreement between BioLineRx Ltd. and Philip Serlin, dated September 24, 2020

4.3(2)	Employment Agreement with Mali Zeevi, dated September 16, 2009

4.4	Amendment to Employment Agreement between BioLineRx Ltd and Mali Zeevi, dated September 24, 2020

4.5(2)	Employment Agreement with Abi Vainstein-Hara, dated April 2, 2014

4.6	Amendment to Employment Agreement between BioLineRx Ltd and Abi Vainstein-Hara, dated September 24, 2020

4.7(2)	Employment Agreement with Ella Sorani, dated January 11, 2017

4.8	Amendment to Employment Agreement between BioLineRx Ltd and Ella Sorani, dated September 24, 2020

4.9†(3)	License Agreement entered into as of November 25, 2007 between BioLine Innovations Jerusalem L.P. and Innovative Pharmaceutical Concepts, Inc.

4.10(4)	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan

4.11(5)	License Agreement entered into as of September 2, 2012 by and between the Registrant and Biokine Therapeutics Ltd.

4.12(6)†	Amendment Agreement entered into as of October 2, 2018 by and between the Registrant and Biokine Therapeutics Ltd.

4.13(6)	Loan Agreement entered into as of October 2, 2018, by and between the Registrant and Kreos Capital V (Expert Fund) L.P.

4.14(6)	Warrant issued to Kreos Capital V dated October 2, 2018

4.15(7)	Compensation Policy for Executives and Directors, as amended

4.16(8)
Lease Agreement entered into as of August 7, 2014 between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. as Lessor and the Registrant as Lessee, as amended (English summary of the Hebrew original)

4.17(9)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV

4.18(5)†	Clinical Trial Collaboration and Supply Agreement entered into as of January 11, 2016 between the Registrant and Merck Sharp & Dohme B.V.

4.19(10)†	Amendment No. 2 to Clinical Trial Collaboration and Supply Agreement entered into as of July 24, 2018 between the Registrant and Merck Sharp & Dohme B.V.

4.20(2)†	Combination Study Agreement entered into as of September 6, 2016 between the Registrant and Genentech, Inc.

4.21(2)†	Amended and Restated Exclusive License Agreement entered into as of April 30, 2013 between the University of Massachusetts and Agalimmune Ltd.
4.22(10)†	Patent and Know-how License Agreement entered into as of September 19, 2017 between Kode Biotech Limited and Agalimmune Ltd.

4.23(10)†	Second Amendment Agreement entered into as of October 16, 2018 between the University of Massachusetts and Agalimmune Ltd.

4.24(10)†	Amendment No. 1 to License Agreement entered into as of June 18, 2018 between the Registrant and Wartner Europe BV

4.25(7)	First Addendum to License Agreement entered into as of October 16, 2019 by and between the Registrant and Biokine Therapeutics Ltd., as amended.

4.26(11)	Form of Series A Warrant issued to the BVF Investors

4.27(11)	Form of Series B Warrant issued to the BVF Investors

4.28(11)	Voting and Standstill Agreement entered into as of July 26, 2017 among the Registrant and the BVF Investors

4.29(12)	Form of Warrant issued February 7, 2019

4.30(13)	At-the-Market Sales Agreement, dated September 25, 2020, between BioLineRx Ltd. and H.C. Wainwright & Co., LLC

4.31(14)	Form of Securities Purchase Agreement dated as of May 26, 2020 by and between BioLineRx Ltd. and the Purchasers signatory thereto

4.32 (14)	Form of Warrant issued by BioLineRx Ltd. on May 28, 2020

4.33(14)	Form of Placement Agent Warrant issued by BioLineRx Ltd. on May 28, 2020

4.34(15)	Form of Securities Purchase Agreement dated as of June 1, 2020 by and between BioLineRx Ltd. and the Purchasers signatory thereto

4.35(15)	Form of Warrant issued by BioLineRx Ltd. on June 3, 2020

4.36(15)	Form of Placement Agent Warrant issued by BioLineRx Ltd. on June 3, 2020

4.38(16)	Amended and Restated Underwriting Agreement, dated January 19, 2021, by and between BioLineRx Ltd. and H.C. Wainwright & Co., LLC

4.39(16)	Form of Underwriter Warrant to be issued by BioLineRx Ltd. on January 22, 2021

8.1	List of Subsidiaries of BioLineRx Ltd.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant

101
The following financial information from BioLineRx Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Financial Position at December 31, 2020 and 2019; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020, 2019 and 2018; (iii) Statements of Changes in Equity for the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Cash Flow Statements for the years ended December 31, 2020, 2019 and 2018; and (v) Notes to the Consolidated Financial Statements.

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

(3)           Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(4)           Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 10, 2016.

(5)           Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on May 31, 2016.

(6)           Incorporated by reference to the Registrant’s Form 6-K filed on October 3, 2018.

(7)           Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 12, 2020.

(8)           Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

(9)           Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on September 22, 2015.

(10)         Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 28, 2019.

(11)         Incorporated by reference to the Registrant’s Form 6-K filed on July 31, 2017.

(12)         Incorporated by reference to the Registrant’s Form 6-K filed on February 7, 2019.

(13)         Incorporated by reference to the Registrant’s Form 6-K filed on September 25, 2020.

(14)         Incorporated by reference to the Registrant’s Form 6-K filed on May 28, 2020.

(15)         Incorporated by reference to the Registrant’s Form 6-K filed on June 3, 2020.

(16)         Incorporated by reference to the Registrant’s Form 6-K filed on January 22, 2021.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Date: February 23, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of BioLineRx Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BioLineRx Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2(r) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Intellectual Property Impairment Assessment

As described in Notes 4 and 9 to the consolidated financial statements, the Company's intangible assets relating to intellectual property balance was $21.7 million at December 31, 2020. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of the Intellectual Property may be impaired. Potential impairment is identified by comparing the fair value of the Intellectual Property to its carrying value. Fair value is estimated by management using a discounted cash flow model. Management's cash flow projections included significant judgments and assumptions relating to weighted average cost of capital and the amount and timing of projected future cash flows.

The principal considerations for our determination that performing procedures relating to the intellectual property impairment assessment is a critical audit matter are the significant judgment by management in developing the weighted average cost of capital and the amount and timing of projected future cash flows. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate these assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's intangible asset impairment assessment, including controls over the determination of the cash flow projections and the significant assumptions used. These procedures also included, among others, testing management’s process for developing the fair value estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the weighted average cost of capital and the amount and timing of projected future cash flows. Evaluating management’s assumptions related to the weighted average cost of capital and the amount and timing of projected future cash flows involved evaluating whether the assumptions used by management were reasonable considering the consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s valuation model and certain significant assumptions.

/s/ Kesselman & Kesselman
Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Ltd.

Tel Aviv, Israel
February 22, 2021

We have served as the Company’s auditor since 2003.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31,
		2019	2020
		in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5	5,297	16,831
Short-term bank deposits	6	22,192	5,756
Prepaid expenses		108	152
Other receivables	17a	613	141
Total current assets		28,210	22,880

NON-CURRENT ASSETS
Property and equipment, net	8	1,816	1,341
Right-of-use assets, net	10	1,650	1,355
Intangible assets, net	9	21,891	21,714
Total non-current assets		25,357	24,410
Total assets		53,567	47,290

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loans	11, 19	2,692	3,092
Accounts payable and accruals:
Trade	17b	7,794	5,918
Other	17b	1,280	1,440
Lease liabilities	10	202	191
Total current liabilities		11,968	10,641

NON-CURRENT LIABILITIES
Warrants	12c, 19	658	10,218
Long-term loans, net of current maturities	11, 19	5,799	2,740
Lease liabilities	10	1,762	1,661
Total non-current liabilities		8,219	14,619

COMMITMENTS AND CONTINGENT LIABILITIES	15
Total liabilities		20,187	25,260

EQUITY	12
Ordinary shares		4,692	9,870
Share premium		265,938	279,241
Capital reserve		12,132	12,322
Other comprehensive loss		(1,416)	(1,416)
Accumulated deficit		(247,966)	(277,987)
Total equity		33,380	22,030
Total liabilities and equity		53,567	47,290

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,
		2018	2019	2020
		in USD thousands

RESEARCH AND DEVELOPMENT EXPENSES	17c	(19,808)	(23,438)	(18,173)
SALES AND MARKETING EXPENSES	17d	(1,362)	(857)	(840)
GENERAL AND ADMINISTRATIVE EXPENSES	17e	(4,435)	(3,816)	(3,914)
OPERATING LOSS		(25,605)	(28,111)	(22,927)
NON-OPERATING INCOME (EXPENSES), NET	17f	2,397	4,165	(5,701)
FINANCIAL INCOME	17g	719	777	236
FINANCIAL EXPENSES	17h	(473)	(2,277)	(1,629)
NET LOSS AND COMPREHENSIVE LOSS		(22,962)	(25,446)	(30,021)

		in USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED	14	(0.21)	(0.17)	(0.12)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	14	108,595,702	146,407,055	252,844,394

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2018	2,836	240,682	10,337	(1,416)	(199,558)	52,881
CHANGES IN 2018:
Issuance of share capital, net	263	8,567	-	-	-	8,830
Employee stock options exercised	11	415	(380)	-	-	46
Employee stock options forfeited and expired	-	528	(528)	-	-	-
Share-based compensation	-	-	2,526	-	-	2,526
Comprehensive loss for the year	-	-	-	-	(22,962)	(22,962)
BALANCE AT DECEMBER 31, 2018	3,110	250,192	11,955	(1,416)	(222,520)	41,321
CHANGES IN 2019:
Issuance of share capital, net	1,580	14,165	-	-	-	15,745
Employee stock options exercised	2	83	(84)	-	-	1
Employee stock options forfeited and expired	-	1,498	(1,498)	-	-	-
Share-based compensation	-	-	1,759	-	-	1,759
Comprehensive loss for the year	-	-	-	-	(25,446)	(25,446)
BALANCE AT DECEMBER 31, 2019	4,692	265,938	12,132	(1,416)	(247,966)	33,380
CHANGES IN 2020:
Issuance of share capital, net	4,777	9,395	-	-	-	14,172
Warrants exercised	393	2,826	-	-	-	3,219
Employee stock options exercised	8	228	(228)	-	-	8
Employee stock options forfeited and expired	-	854	(854)	-	-	-
Share-based compensation	-	-	1,272	-	-	1,272
Comprehensive loss for the year	-	-	-	-	(30,021)	(30,021)
BALANCE AT DECEMBER 31, 2020	9,870	279,241	12,322	(1,416)	(277,987)	22,030

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,
	2018	2019	2020
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Net loss	(22,962)	(25,446)	(30,021)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(1,230)	2,780	6,815
Net cash used in operating activities	(24,192)	(22,666)	(23,206)

CASH FLOWS - INVESTING ACTIVITIES
Realization of long-term investment	1,500	-	-
Investments in short-term deposits	(26,500)	(43,545)	(33,500)
Maturities of short-term deposits	44,771	48,875	50,168
Purchase of property and equipment	(173)	(67)	-
Purchase of intangible assets	(10,043)	(6)	-
Net cash provided by investing activities	9,555	5,257	16,668

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance cost	3,830	20,297	21,215
Employee stock options exercised	46	1	8
Proceeds of long-term loan and warrants, net of issuance costs	9,632	-	-
Repayment of loans	(411)	(889)	(3,133)
Repayments of lease liabilities	-	(215)	(224)
Net cash provided by financing activities	13,097	19,194	17,866

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,540)	1,785	11,328
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	5,110	3,404	5,297
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(166)	108	206
CASH AND CASH EQUIVALENTS - END OF YEAR	3,404	5,297	16,831

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended December 31,
	2018	2019	2020
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	545	940	934
Long-term prepaid expenses	5	56	-
Exchange differences on cash and cash equivalents	166	(108)	(206)
Fair value adjustments of warrants	(1,743)	(4,634)	5,142
Share-based compensation	2,526	1,759	1,272
Interest and exchange differences on short-term deposits	(645)	(775)	(232)
Interest on loans	123	647	474
Gain on realization of long-term investment	(500)	-	-
Warrant issuance costs	-	417	594
Exchange differences on lease liability	-	154	125
	477	(1,544)	8,103

Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses and other receivables	(934)	1,106	428
Increase (decrease) in accounts payable and accruals	(773)	3,218	(1,716)
	(1,707)	4,324	(1,288)

	(1,230)	2,780	6,815

Supplemental information on interest received in cash	834	868	381

Supplemental information on interest paid in cash (see Notes 10 and 15)	165	1,198	994

Supplemental information on non-cash transactions (see Notes 18, 19 and 12c)	5,000	147	1,251

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

The Company has incurred accumulated losses in the amount of $278 million through December 31, 2020, and cannot determine with reasonable certainty when and if it will have sustainable profits. See Note 3c with regard to the Company's management of liquidity risk.

b.	Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2020 were approved by the Board of Directors on February 22, 2021, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

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

The Company’s consolidated financial statements as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise.

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

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of the COVID-19 pandemic on the Company’s activities, and the resultant effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets. The COVID-19 pandemic has spread to many countries throughout the world, including to the United States, Europe and Israel, where the Company currently manufactures its therapeutic candidates and conducts its clinical trials. The Company has previously experienced some recruitment delays from the deepening and extended impact of COVID-19 on its clinical trials; however, at present, the Company does not believe these delays will significantly impact its clinical development plans. Future developments related to COVID-19 are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat it, as well as its overall economic impact, and more specifically its effects on the financial markets. All estimates made by the Company related to the impact of COVID-19 in its financial statements may change in future periods. Actual results could differ from those estimates

Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4. Actual results may differ materially from estimates and assumptions used by the Company’s management.

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

Intellectual property
The Company recognizes in its financial statements intangible assets developed by the Company to the extent that the conditions stipulated in g. below are met. Intellectual property acquired by the Company is initially measured at cost. Intellectual property acquired by the Company for development purposes is not amortized and is tested annually for impairment. See g. below.

Computer software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over the estimated useful lives of the software (3-5 years).

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

g.	Impairment of non-amortized non-financial assets

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

The Company accounts for financial assets in accordance with IFRS 9 “Financial Instruments.”

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

Receipts in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price or the numbers of shares to be issued are not deemed to be fixed, the warrants are classified as a non-current derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each reporting date. The fair value changes are charged to non-operating income and expense on the statement of comprehensive loss. Issuance costs allocable to warrants are also recorded as non-operating expense on the statement of comprehensive loss.

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

The Company accounts for revenue in accordance with IFRS 15, “Revenue from Contracts with Customers.”

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

During the years included in these financial statements, the Company did not generate revenues, other than immaterial amounts received from an out-licensing agreement signed in 2014 with Perrigo Company plc., which have been included in non-operating income.

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2020, the Company has not yet capitalized development expenses.

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

The amounts recorded as an employee benefit expense in respect of pension and severance pay obligations for the years 2018, 2019 and 2020 were $618,000, $580,000 and $668,000, respectively.

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

The Company operates an equity-settled, share-based compensation plan, under which it grants equity instruments (options, restricted stock units and performance stock units) of the Company as additional consideration for services from employees and service providers. The fair value of the employee services received in exchange for grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted:

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

The diluted loss per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants issued to investors, as well as equity instruments granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2018, 2019 and 2020, as their effect would have been anti-dilutive.

r.	Leases

The Company adopted International Financial Reporting Standard No. 16 “Leases” (“IFRS16”) retrospectively from January 1, 2019 (the "commencement date") but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. On adoption of IFRS 16, the Company recognized lease liabilities for leases which had previously been classified as “operating leases” under the principles of IAS 17, “Leases.” These liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of January 1, 2019.

The Company’s leases include property and motor vehicle leases. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

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

The lease term is the non-cancellable period for which the Company has the right to use an underlying asset, together with both the periods covered by an option to extend the lease, if the Company is reasonably certain to exercise that option, and periods covered by an option to terminate the lease, if the Company is reasonably certain not to exercise that option.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

r.	Leases (cont.)

After the commencement date, the Company measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability

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

s.	New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-current (Amendment to IAS 1)

The narrow-scope amendments to IAS 1, “Presentation of Financial Statements,” clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. They must be applied retrospectively in accordance with the normal requirements in IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors.” The amendment should be applied retrospectively for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The adoption of the amendment is not expected to have a material impact on the Company’s financial statements.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2020 is immaterial (see Note 3b). The activities of the Company expose it to market risk, primarily as a result of currency risk.

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

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2020
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(341)	(179)	3,755	198	417
Other receivables	(13)	(7)	141	7	16
Trade payables	47	25	(518)	(27)	(58)
Other payables	117	61	(1,286)	(68)	(143)
Total NIS-linked balances	(190)	(100)	2,092	110	232
Euro-linked trade payables	(203)	(106)	(2,232)	248	117
Total	(393)	(206)	(140)	358	349

	December 31, 2019
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(53)	(28)	583	65	31
Other receivables	(56)	(29)	613	68	32
Trade payables	227	119	(2,501)	(278)	(132)
Other payables	71	37	(780)	(87)	(41)
Total NIS-linked balances	189	99	(2,085)	(232)	(110)
Euro-linked trade payables	(168)	(88)	(1,851)	206	97
Total	21	11	(3,936)	(26)	(13)

The Company also maintains cash and cash equivalent balances in other currencies in amounts that are not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is certain data regarding dollar exchange rates:

	Exchange rate of NIS per $1	Exchange rate of Euro per $1
As of December 31:
2018	3.748	0.873
2019	3.456	0.891
2020	3.215	0.815

Percentage increase (decrease) in USD exchange rate:
2019	(7.8)%	2.1%
2020	(7.0)%	(8.5)%

Set forth below is information on the linkage of monetary items:

	December 31, 2019			December 31, 2020
	Dollar	NIS	Other currencies	Dollar	NIS	Other Currencies
	USD in thousands			USD in thousands
Assets:
Current assets:
Cash and cash equivalents	4,082	583	632	12,488	3,755	588
Short term bank deposits	22,192	-	-	5,756	-	-
Other receivables	-	613	-	-	141	-
	26,274	1,196	632	18,244	3,896	588
Liabilities:
Current liabilities:
Current maturities of long-term loans	2,692	-	-	3,092	-	-
Accounts payable and accruals:
Trade	2,772	2,501	2,521	2,455	518	2,945
Other	500	780	-	154	1,286	-
Non-current liabilities
Long-term loans, net of current maturities	5,799	-	-	2,740	-	-
	11,763	3,281	2,521	8,441	1,804	2,945
Net asset value	14,511	(2,085)	(1,889)	9,803	2,092	(2,357)

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2020, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items, deposits and long-term loan), as well as warrants classified as a liability.

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

The Company’s cash, cash equivalents and short-term bank deposits at December 31, 2019, and 2020 were deposited with highly rated major Israeli and U.S. banks. In the Company’s opinion, the credit risk associated with these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2019	2020
	in USD thousands
Assets:
Cash and cash equivalents	5,297	16,831
Short-term bank deposits	22,192	5,756
Other receivables	613	141
Total	28,102	22,728

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

Although the Company has succeeded in generating significant revenues from a number of out-licensing transactions in the past, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the second half of 2023. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding.

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

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, and also considers counterparty credit risk, in its assessment of fair value. The fair value of the financial instruments included in the working capital of the Company, as well as the long-term loan, is usually identical or close to their carrying value. The fair value of the warrants is based on Level 3 measurements.

The fair value of the warrants, calculated based on the Black-Scholes model, was $10,218,000 as of December 31, 2020.

For more information on the parameters used to value the warrants, see Notes 12c and 19.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

e.	Changes in financial liabilities with cash flows included in financing activities

	Long-term loans	Warrants	Total
	in USD thousands
Balance as of January 1, 2019	8,733	323	9,056
Changes during the year 2019:
Cash flows received	-	4,969	4,969
Cash flows paid	(889)	-	(889)
Amounts recognized through profit and loss	647	(4,634)	(3,987)
Balance as of December 31, 2019	8,491	658	9,149
Changes during the year 2020:
Cash flows received	-	5,669	5,669
Cash flows paid	(3,133)	-	(3,133)
Share premium resulting from exercise of warrants	-	(1,251)	(1,251)
Amounts recognized through profit and loss	474	5,142	5,616
Balance as of December 31, 2020	5,832	10,218	16,050

See Note 10 for information on changes in lease liabilities.

f.	Fair value measurement of warrants using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the years ended December 31, 2018, 2019 and 2020:

Warrants
in USD thousands
Balance as of January 1, 2018	1,205
Changes during 2018:
Issuances	861
Changes in fair value through profit and loss	(1,743)
Balance as of December 31, 2018	323
Changes during 2019:
Issuances	4,969
Changes in fair value through profit and loss	(4,634)
Balance as of December 31, 2019	658
Changes during 2020:
Issuances	5,669
Exercises	(1,251)
Changes in fair value through profit and loss	5,142
Balance as of December 31, 2020	10,218

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

Impairment of intangible assets

The Company performs impairment reviews of intangible assets on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. In light of the clinical progress and additional expenses incurred with regard to the clinical development of BL-8040 and AGI-134, the Company has concluded that the value of its intangible assets is higher than their carrying value as of December 31, 2019 and 2020.

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

NOTE 5 – CASH AND CASH EQUIVALENTS

	December 31,
	2019	2020
	in USD thousands

Cash on hand and in bank	4,922	11,550
Short-term bank deposits	375	5,281
	5,297	16,831

The short-term bank deposits included in cash and cash equivalents bear interest at annual rate of between 0.15% and 0.41%. The carrying amount of cash and cash equivalents approximates their fair value, since they bear interest at rates similar to prevailing market interest rates.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – SHORT-TERM BANK DEPOSITS

The short-term bank deposits are in dollars and bear interest at annual rates of between 0.26% and 2.85%.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2017	2018
	in USD thousands				in USD thousands				in USD thousands
Composition in 2018
Office furniture and equipment	200	-	-	200	60	22	-	82	140	118
Computers and communications equipment	755	9	-	764	438	60	-	498	317	266
Laboratory equipment	1,368	164	-	1,532	829	153	-	982	539	550
Leasehold improvements	2,028	-	-	2,028	519	216	-	735	1,509	1,293
	4,351	173	-	4,524	1,846	451	-	2,297	2,505	2,227

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2018	2019
	in USD thousands				in USD thousands				in USD thousands
Composition in 2019
Office furniture and equipment	200	7	-	207	82	13	-	95	118	112
Computers and communications equipment	764	31	-	795	498	63	-	561	266	234
Laboratory equipment	1,532	29	-	1,561	982	185	-	1,167	550	394
Leasehold improvements	2,028	-	-	2,028	735	217	-	952	1,293	1,076
	4,524	67	-	4,591	2,297	478	-	2,775	2,227	1,816

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY AND EQUIPMENT (cont.)

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2019	2020
	in USD thousands				in USD thousands				in USD thousands
Composition in 2020
Office furniture and equipment	207	-	-	207	95	14	-	109	112	98
Computers and communications equipment	795	-	-	795	561	48	-	609	234	186
Laboratory equipment	1,561	-	-	1,561	1,167	184	-	1,351	394	210
Leasehold improvements	2,028	-	-	2,028	952	229	-	1,181	1,076	847
	4,591	-	-	4,591	2,775	475	-	3,250	1,816	1,341

NOTE 9 – INTANGIBLE ASSETS

The fair value of intellectual property was calculated with the assistance of an external appraiser, based on the Company's estimates and assumptions. The value in use of the assets was estimated by using the decision-tree approach to valuing research products. This approach incorporates the option of abandonment at each development stage. The traditional Discounted Cash Flows (DCF) model is implemented at the final node of the decision tree. The DCF analysis estimates the future cash flows the Company expects to derive from the asset, incorporates expectations about possible variations in the amount or timing of those future cash flows, and the uncertainty inherent in the assets. As of December 31, 2020, the fair value of the intellectual property according to the impairment testing exceeds its book value by more than 50%. Therefore, no impairment was recognized.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INTANGIBLE ASSETS (cont.)

Set forth below are the composition of intangible assets and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2017	2018
	in USD thousands				in USD thousands				in USD thousands
Composition in 2018
Intellectual property	6,896	15,000	-	21,896	96	-	-	96	6,800	21,800
Computer software	567	43	-	610	344	94	-	438	223	172
	7,463	15,043	-	22,506	440	94	-	534	7,023	21,972

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2018	2019
	in USD thousands				in USD thousands				in USD thousands
Composition in 2019
Intellectual property	21,896	-	-	21,896	96	-	-	96	21,800	21,800
Computer software	610	6	-	616	438	87	-	525	172	91
	22,506	6	-	22,512	534	87	-	621	21,972	21,891

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2019	2020
	in USD thousands				in USD thousands				in USD thousands
Composition in 2020
Intellectual property	21,896	-	104	21,792	96	-	-	96	21,800	21,696
Computer software	616	-	-	616	525	73	-	598	91	18
	22,512	-	104	22,408	621	73	-	694	21,891	21,714

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES

a.	Right-of-use assets

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2018	2019
	in USD thousands				in USD thousands				in USD thousands
Composition in 2019
Property	1,552	-	-	1,552	-	135	-	135	-	1,417
Motor vehicles	326	172	(65)	433	-	240	(40)	200	-	233
	1,878	172	(65)	1,985	-	375	(40)	335	-	1,650

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2019	2020
	in USD thousands				in USD thousands				in USD thousands
Composition in 2020
Property	1,552	-	-	1,552	135	135	-	270	1,417	1,282
Motor vehicles	433	-	(37)	396	200	147	(24)	323	233	73
	1,985	-	(37)	1,948	335	282	(24)	593	1,650	1,355

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES (cont.)

b.	Lease liabilities

	Balance at	Additions	Deletions	Interest expense	Exchange differences	Payments	Balance at
	beginning	during	during	during	during	during	end of
	of year	year	year	year	year	year	year
	in USD thousands
Composition in 2019
Property	1,552	-	-	257	127	(272)	1,664
Motor vehicles	326	172	(25)	73	27	(273)	300
	1,878	172	(25)	330	154	(545)	1,964

	Balance at	Additions	Deletions	Interest expense	Exchange differences	Payments	Balance at
	beginning	during	during	during	during	during	end of
	of year	year	year	year	year	year	year
	in USD thousands
Composition in 2020
Property	1,664	-	-	228	122	(281)	1,733
Motor vehicles	300	-	(20)	22	10	(193)	119
	1,964	-	(20)	250	132	(474)	1,852

	Year ended December 31,
	2019	2020
	in USD thousands
Composition of lease liabilities:
Current lease liabilities
Property	53	81
Motor vehicles	149	110
	202	191
Non-current lease liabilities
Property	1,611	1,658
Motor vehicles	151	3
	1,762	1,661
	1,964	1,852

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES (cont.)

c.	Additional disclosures

1)
The Company leases its premises under an operating lease agreement entered into in August 2014. Payments under the lease commenced in June 2015, and the initial term of the lease expired in June 2020. The Company has exercised its option to extend the lease through June 30, 2025 and has the option to extend the lease for two additional lease periods totaling up to 5 additional years, each option at a 5% increase to the preceding lease payment amount. The monthly lease fee is $24,000. In addition, the Company pays building maintenance charges of $8,000 per month.

2)
The Company has entered into operating lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are $275,000. To secure the terms of the lease agreements, the Company has prepaid approximately two months of lease payments to the leasing companies. These amounts were recorded as prepaid expenses until 2018.

3)	As of December 31, 2020, minimum future rental payments (taking into consideration the aforementioned extension periods) under the leases were as follows:

Year	Property	Motor vehicles	Total
	in USD thousands
2021	314	105	419
2022	314	22	336
2023	314	-	314
2024	329	-	329
2025-2030	1,868	-	1,868
	3,139	127	3,266

Extension and termination options are included in most of the property and motor vehicle leases. These are used to maximize operational flexibility in terms of managing the assets used in the Company’s operations. The substantial majority of extension and termination options are exercisable solely by the Company and not by the respective lessor.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LONG-TERM LOANS

a.	Composition

	December 31,
	2019	2020
	in USD thousands

Bank loan	63	-
Loan from Kreos Capital (see Note 19)	8,428	5,832
	8,491	5,832
Less current maturities:
Bank loan	(63)	-
Loan from Kreos Capital	(2,629)	(3,092)
Total current maturities	(2,692)	(3,092)
Total long-term loans	5,799	2,740

The bank loan was denominated in dollars and bore interest at an annual rate of 3.75%. It was repaid in full during 2020.

b.	Future repayments

Future repayments of the long-term loans indicated above in the years subsequent to the balance sheet date are as follows:

in USD thousands

2021	3,092
2022	2,740
5,832

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY

a.	Share capital

As of December 31, 2019 and 2020, the Company’s share capital is composed of ordinary shares, as follows:

	Number of Ordinary Shares
	December 31,
	2019	2020

Authorized share capital	500,000,000	1,500,000,000

Issued and paid-up share capital	171,269,528	349,169,545

	In USD and NIS Amounts
	December 31,
	2019	2020

Authorized share capital (in NIS)	50,000,000	150,000,000

Issued and paid-up share capital (in NIS)	17,126,953	34,916,955

Issued and paid-up share capital (in USD)	4,691,734	9,869,795

b.	Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2019 and 2020, all outstanding share capital consisted of ordinary shares.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

c.	Changes in the Company’s equity

1)
In July 2017, the Company completed a direct placement to one of its shareholders for aggregate gross proceeds of $9.6 million. The placement consisted of 566,372 ADSs, Series A warrants to purchase an additional 198,230 ADSs and Series B warrants to purchase an additional 198,230 ADSs. The Series A warrants have an exercise price of $30.00 per ADS and are exercisable for a term of four years. The Series B warrants have an exercise price of $60.00 per ADS and are also exercisable for a term of four years. Net proceeds from the transaction were $9.5 million, after deducting fees and expenses.

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

As of the issuance date, the fair value of the warrants was computed using the Black-Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 1.66% and an average standard deviation of 57.8%.

The fair value of the warrants as of December 31, 2019 and 2020 was immaterial and was based on the then-current price of an ADS, a risk-free interest rate of 0.09% (December 31, 2019 – 1.59%), an average standard deviation of 90.8% (December 31, 2019 – 80.5%), and on the remaining contractual life of the warrants.

The changes in fair value for the years ended December 31, 2018, 2019 and 2020 of $1,151,000, $51,000 and $3,000, respectively, have been recorded as non-operating income on the statement of comprehensive loss.

As of December 31, 2020, none of the warrants had been exercised.

2)
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

The fair value of the warrants as of December 31, 2019 and 2020 was $591,000 and $969,000, respectively, and was based on the then current price of an ADS, a risk-free interest rate of 0.17% (December 31, 2019 – 1.70%) , an average standard deviation of 82.6% (December 31, 2019 – 64.2%), and on the remaining contractual life of the warrants.

The changes in fair value for the years ended December 31, 2019 and 2020 of $4,378,000 and $377,000 have been recorded as non-operating income (expenses), respectively, on the statement of comprehensive loss.

As of December 31, 2020, none of the warrants had been exercised.

4)
In May and June 2020, the Company sold in registered direct offerings an aggregate of 7,653,145 ADSs at a price of $1.75 per ADS. In concurrent private placements, the Company issued to investors in the offerings unregistered warrants to purchase 7,653,145 ADSs. The warrants are exercisable immediately, expire two and half years from the date of issuance and have an exercise price of $2.25 per ADS. In addition, the Company granted to the placement agent’s designees, as part of the placement fees, warrants to purchase 382,657 ADSs. These warrants are exercisable immediately, expire two and half years from the date of issuance and have an exercise price of $2.1875 per ADS. The offerings raised a total of $13.4 million, with net proceeds of $12.0 million, after deducting fees and expenses. The amount of the offering consideration initially allocated to the warrants was $5.7 million. Total issuance costs initially allocated to the warrants were $0.6 million.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

c.	Changes in the Company’s equity (cont.)

4)	(cont.)

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

The fair value of the warrants is computed using the Black-Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then current price of an ADS, a risk-free interest rate of 0.20% and an average standard deviation of 80.2%.

The fair value of the warrants as of December 31, 2020 was $9,194,000 and was based on the then current price of an ADS, a risk-free interest rate of 0.13%, an average standard deviation of 93.0%, and on the remaining contractual life of the warrants.

The change in fair value from the date of issuance through December 31, 2020 of $4,776,000 has been recorded as non-operating expenses on the statement of comprehensive loss.

As of December 31, 2020, 875,000 of these warrants had been exercised.

5)	See Note 20 for information regarding the issuance of ADSs and warrants after the balance sheet date.

d.	Share purchase agreements

1)
In October 2017, the Company entered into an at-the-market (“ATM”) sales agreement with BTIG, LLC (“BTIG”), pursuant to which the Company was entitled, at its sole discretion, to offer and sell through BTIG, acting as sales agent, ADSs having an aggregate offering price of up to $30.0 million throughout the period during which the ATM facility remained in effect. The Company agreed to pay BTIG a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During the year ended December 31, 2020, the Company issued a total of 676,750 ADSs, for total net proceeds of $1.4 million, under the ATM facility. In September 2020, the Company terminated the agreement with BTIG. During the entire term of the agreement, an aggregate of 2,923,552 ADSs were sold under the facility for total gross proceeds of $13.0 million.

2)
In September 2020, the Company entered into a new ATM sales agreement with H.C. Wainwright & Co., LLC (“HCW”), pursuant to which the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. Expenses associated with establishment of the ATM facility with HCW, amounting to $0.2 million, were recorded in non-operating expenses during the period. As of December 31, 2020, an aggregate of 2,635,733 ADSs had been sold under the facility, resulting in net proceeds of $5.9 million.

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

PSUs are RSUs that are linked to any one or more performance goals (in addition to, or in lieu of, time-based vesting terms) determined appropriate by the Board of Directors. The specific performance goals, as well as the time period associated with achieving such goals, are approved by the Board and are set forth in the grantee’s grant agreement. To date, each PSU grant has had between three to five performance goals on which vesting is based, each such goal being either a specified Company milestone and or the success of a specific project, with vesting of 20-40% on the achievement of each goal. The tranche of PSUs associated with a given milestone expires 12 months after the target date established for that milestone. During 2020, 884,581 PSUs were vested in accordance with their original terms.

As of December 31, 2020, there were 36,501,579 ordinary shares issuable upon the exercise of outstanding equity instruments under the Plan.

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

In November 2014, December 2015, December 2017, March 2019 and November 2020, the Company’s Board of Directors approved increases of 1.6 million, 5.0 million, 5.2 million, 9.0 million and 22.4 million shares respectively, to the total pool of authorized ordinary shares reserved for purposes of the Plan and any other present or future share incentive plans of the Company, bringing the pool to an aggregate of 46.2 million shares. As of December 31, 2020, there were 8.1 million remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee share incentive plan:

The following table contains additional information concerning equity instruments granted to employees and directors under the existing share incentive plans.

	Year ended December 31,
	2018		2019		2020
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	10,651,097	4.4	11,459,697	4.2	19,358,913	2.6
Granted	2,853,080	2.8	11,057,600	1.3	18,689,300	0.5
Forfeited and expired	(1,649,090)	4.0	(3,084,834)	3.9	(1,776,037)	2.2
Exercised	(395,390)	0.4	(73,550)	0.1	(290,597)	0.1
Outstanding at end of year*	11,459,697	4.2	19,358,913	2.6	35,981,579	1.5
Exercisable at end of year	4,489,816	5.9	5,353,089	5.1	11,535,679	3.2

*
As of December 31, 2018, 2019 and 2020, includes 1,163,018, 2,225,704 and 2,421,799 PSUs at an exercise price of 0.10 NIS (par value of ordinary shares), for which performance obligations have not been met.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee share incentive plan (cont.):

The total consideration received from the exercise of equity instruments during 2018, 2019 and 2020 was not material.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the equity instruments outstanding at the end of each of the years indicated.

	As of December 31,
	2018		2019		2020
Range of exercise prices (in NIS)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)
Up to 2.00	1,416,176	8.8	11,676,900	9.9	28,888,767	9.3
2.01-5.00	8,215,166	8.1	6,341,033	7.3	5,866,532	6.3
5.01-10.00	1,089,875	4.3	822,300	3.9	707,600	3.1
10.01-20.00	738,480	3.3	518,680	3.2	518,680	1.9
	11,459,697	7.5	19,358,913	8.6	35,981,579	8.6

The fair value of equity instruments granted to employees through December 31, 2020 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2018	2019	2020
Expected dividend yield	0%	0%	0%
Expected volatility	63%	61%	63%
Risk-free interest rate	2%	3%	1%
Expected life of options (in years)	6	6	6

The remaining unrecognized deferred compensation expense as of December 31, 2020 was $2.4 million. This amount will be expensed in full over the remaining vesting period of the equity instruments.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

e.	Share-based payments (cont.)

3)	Repricing of employee stock options

In September 2020, the Board of Directors approved the re-pricing of outstanding “underwater” employee stock options for the purchase of 12.3 million ordinary shares, out of total employee stock options for the purchase of 15.1 million ordinary shares outstanding at that time. The weighted average exercise price of the options subject to re-pricing was NIS 2.64 per share, with the proposed new exercise price of the options at NIS 1.00 per share. Execution of the re-pricing was subject to approval from the Israeli tax authorities, which was received in January 2021. The total compensation cost associated with the re-pricing of approximately $200,000 will be recorded as an expense beginning in 2021 over the remaining vesting period of the re-priced options.

4)	Stock options to consultants

From inception through December 31, 2017, the Company issued to consultants options for the purchase of 336,523 ordinary shares at a weighted average exercise price of NIS 8.32 per share.

In 2018, the Company issued additional options to consultants for the purchase of 35,000 ordinary shares at a weighted average price of NIS 3.48 per share

In 2019, the Company issued additional options to consultants for the purchase of 225,000 ordinary shares at a weighted average price of NIS 0.90 per share

In 2020, the Company did not issue additional options to consultants.

The options to consultants generally vest over four years and may be exercised for periods of between five and ten years. As of December 31, 2020, 520,000 options to consultants were outstanding with a weighted average exercise price of NIS 2.83 per share and a weighted average contractual life of 7.08 years.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in each of the years 2018, 2019 and 2020 was not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES ON INCOME

a.	Corporate taxation in Israel

The taxable income of BioLineRx, not subject to benefits as detailed below, is taxed at the standard Israeli corporate tax rate, which was 23% for all years included in these financial statements.

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

As of December 31, 2020, the tax loss carryforwards of BioLineRx were approximately $293 million. The tax loss carryforwards have no expiration date.

The Company has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2, paragraph 1.

d.	Tax assessments

In accordance with Israeli tax regulations, the tax returns filed by BioLineRx through the 2015 tax year are considered final.

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

	Year ended December 31,
	2018		2019		2020
		in USD		in USD		in USD
		thousands		thousands		thousands
Loss before taxes	23.0%	(22,962)	23.0%	(25,446)	23.0%	(30,021)

Theoretical tax benefit		(5,281)		(5,853)		(6,905)
Disallowed deductions (tax exempt income):
Loss (gain) on adjustment of warrants to fair value		(401)		(1,054)		(1,280)
Share-based compensation		581		405		292
Other		10		10		11
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		5,091		6,492		7,882
Taxes on income for the reported year		-		-		-

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – LOSS PER SHARE

The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2018	2019	2020
	in USD thousands
Loss attributed to ordinary shares	(22,962)	(25,446)	(30,021)

	in thousands
Number of shares used in basic calculation	108,596	146,407	252,844

	in USD
Basic and diluted loss per ordinary share	(0.21)	(0.17)	(0.12)

All outstanding options and warrants have been excluded from the calculation of the diluted loss per share for all years presented, since their effect was anti-dilutive.

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

In accordance with the terms of grants provided by the IIA, the State is entitled to royalties on the sale or license of any product whose development was supported with State participation. These royalties are generally 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the dollar) received by the Company, plus annual interest at the LIBOR rate. Under certain circumstances, the royalty rate is calculated according to a formula based on the ratio of participation by the IIA in the project to the total project costs incurred by the Company

In connection with the in-licensing of BL-8040 from Biokine Therapeutics Ltd. (“Biokine”), and as a condition to IIA consent to the transaction, the Company agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by the Company relating to this transaction amounts to $3.5 million as of December 31, 2020. The Company has a full right of offset for amounts payable to the IIA from payments due to Biokine in the future.

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

The Company’s outstanding open purchase order commitments as of December 31, 2020 amounted to $6.9 million.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

b.	Contingent liabilities

To secure the Company’s lease obligation on its premises, the Company has provided a bank guarantee in the amount of $100,000 for the benefit of the lessor, which remains outstanding as of December 31, 2020.

NOTE 16 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Transactions with related parties

Expenses:

	Year ended December 31,
	2018	2019	2020
	in USD thousands
Benefits to related parties:
Compensation and benefits to senior management, including benefit component of equity instrument grants	2,680	1,934	2,391
Number of individuals to which this benefit related	6	4	4
Compensation and benefits to directors, including benefit component of equity instrument grants	307	280	373
Number of individuals to which this benefit related	7	7	7

Key management compensation

Key management includes directors and executive officers. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2018	2019	2020
	in USD thousands
Salaries and other short-term employee benefits	1,669	1,415	1,656
Post-employment benefits	137	115	126
Other long-term benefits	35	31	33
Share-based compensation	1,146	653	949
	2,987	2,214	2,764

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2019	2020
	in USD thousands
Government institutions	612	139
Other	1	2
	613	141

b.	Accounts payable and accruals

	December 31,
	2019	2020
	in USD thousands
1) Trade:
Accounts payable:
Overseas	5,178	4,795
In Israel	2,616	1,123
	7,794	5,918
2) Other:
Accrued expenses	727	884
Accrual for vacation and recreation pay	253	287
Payroll and related expenses	293	266
Other	7	3
	1,280	1,440

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

c.	Research and development expenses

	Year ended December 31,
	2018	2019	2020
	in USD thousands
Research and development services	11,609	16,029	11,696
Payroll and related expenses	5,704	4,977	4,087
Lab, occupancy and telephone	993	782	771
Professional fees	688	504	680
Depreciation and amortization	424	862	864
Other	390	284	75
	19,808	23,438	18,173

d.	Sales and marketing expenses

	Year ended December 31,
	2018	2019	2020
	in USD thousands
Marketing	291	296	585
Payroll and related expenses	973	503	234
Overseas travel	98	58	21
	1,362	857	840

e.	General and administrative expenses

	Year ended December 31,
	2018	2019	2020
	in USD thousands
Payroll and related expenses	2,510	1,881	2,098
Professional fees	1,142	1,193	1,044
Insurance	221	298	603
Depreciation	27	78	70
Other	535	366	99
	4,435	3,816	3,914

f.	Non-operating income (expenses), net

	Year ended December 31,
	2018	2019	2020
	in USD thousands
Issuance costs	(90)	(417)	(784)
Changes in fair value of warrants	1,743	4,634	(5,142)
Gain from realization of long-term investment	500	-	-
Other	244	(52)	225
	2,397	4,165	(5,701)

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

g.	Financial income

	Year ended December 31,
	2018	2019	2020
	in USD thousands
Interest income and exchange differences	719	777	236
	719	777	236

h.	Financial expenses

	Year ended December 31,
	2018	2019	2020
	in USD thousands
Interest expense	290	1,829	1,470
Exchange differences	162	424	137
Bank commissions	21	24	22
	473	2,277	1,629

NOTE 18 – AGALIMMUNE ACQUISITION

In March 2017, the Company acquired substantially all the outstanding shares of Agalimmune Ltd. for initial consideration of $6.0 million, of which $3.0 million was in cash and the remainder in the Company’s ADSs. The acquisition expanded the Company’s pipeline to include Agalimmune’s primary asset, AGI-134, a novel immuno-oncology agent for various cancer indications at the near-clinical stage of development. Due in part to the early stage of development of AGI-134 and other elements evaluated by the Company’s management as required by IFRS, the acquisition was accounted for in the Company’s financial statements as an asset transaction. Total costs associated with bringing the asset into the Company’s pipeline include additional expenses of $0.7 million, resulting in a total increase in intangibles at the date of acquisition of $6.7 million.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – AMENDMENT TO BL-8040 LICENSE AND LONG-TERM LOAN

In October 2018, the Company amended its license agreement with Biokine, originally entered into in September 2012, relating to the in-licensing rights to BL-8040. The amendment reduced the payment owed by the Company to Biokine on sublicense receipts (as defined in the license agreement) from 40% to 20% of sublicense receipts in exchange for: (i) a cash payment from the Company to Biokine of $10 million; (ii) the issuance of 332,005 ADSs with a value of $5 million and (iii) the payment of certain future milestone payments, up to an aggregate of $5 million in total, as specified in the amendment.

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

The fair value of the warrant at the date of issuance, computed using the Black-Scholes option pricing model, amounted to $861,000. The fair value was computed based on the then current price of an ADS, a risk-free interest rate of 3.05% and an average standard deviation of 69.1%. The fair value of the warrants as of December 31, 2020 was $55,000 (December 31, 2019 – $63,000) and was based on the then current price of an ADS, a risk-free interest rate of 0.65%, an average standard deviation of 67.6%, and on the remaining contractual life of the warrants. The change in fair value for the year ended December 31, 2018, 2019 and 2020 of $593,000, $206,000, $8,000, respectively, has been recorded as non-operating income on the statement of comprehensive loss.

As of December 31, 2020, none of the warrants had been exercised.

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

NOTE 20 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

a.
In January 2021, the Company completed an underwritten public offering of 14,375,000 of its ADSs at a public offering price of $2.40 per ADS. The offering raised total gross proceeds of $34.5 million, with net proceeds of $31.4 million after deducting fees and expenses. In addition, warrants to purchase 718,750 ADSs were granted to the underwriters. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $3.00 per ADS.

b.
During January and February 2021, 4,364,391 warrants for the purchase of ADSs, issued in the May and June 2020 financings (see Note 12c(4)), were exercised, resulting in gross proceeds to the Company of $9.8 million.