Form 20-F
period 2021-12-31
BioLineRx Ltd.
filed 2022-03-16
CIK 1498403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

For the transition period from __________ to __________

Commission file number 001-35223

BioLineRx Ltd.
(Exact name of Registrant as specified in its charter)

Translation of Registrant’s name into English

Israel	2 HaMa’ayan Street Modi’in 7177871, Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

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
 None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021: 715,156,008 ordinary shares Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted  pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

Yes ☐   No ☒

INTRODUCTION

Certain Definitions

In this Annual Report on Form 20-F, unless the context otherwise requires:

•	references to “BioLineRx,” the “Company,” “us,” “we” and “our” refer to BioLineRx Ltd., an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, NIS 0.10 nominal (par) value per share;

•	references to “ADS” or “ADSs” refer to the Company’s American Depositary Shares;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and references to the “SEC” are to the U.S. Securities and Exchange Commission.

Forward-Looking Statements

Some of the statements under the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. In addition, the section of this Annual Report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the SEC.

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

i

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

•	estimates of our expenses, future revenues, capital requirements and our needs for and ability to access sufficient additional financing;

•	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;

•	competitive companies, technologies and our industry;

•	statements as to the impact of the political and security situation in Israel on our business; and

•	the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

ii

PART I.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A. [Reserved]

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

•	We have no experience selling, marketing or distributing products and no internal capability at present to do so.

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

•	If our competitors develop and market products that are more effective, safer or less expensive than our current or future therapeutic candidates, our prospects will be negatively impacted.

•	We have no experience selling, marketing or distributing products and no internal capability at present to do so.

•	Our business could suffer if we are unable to attract and retain key employees.

Risks Related to Our Industry

•	Even if our therapeutic candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

•	Healthcare reforms and related reductions in pharmaceutical pricing, reimbursement and coverage by governmental authorities and third-party payors may adversely affect our business.

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

Risks Related to our Ordinary Shares and ADSs

•
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

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

•
We have received Israeli government grants for certain research and development expenditures. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

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

We are a clinical-stage biopharmaceutical development company that was incorporated in 2003. Since our incorporation, we have been mainly focused on research and development. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We recorded net losses of $25.4 million in 2019, $30.0 million in 2020 and $27.1 million in 2021. As of December 31, 2021, we had an accumulated deficit of $305.0 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable, and we may never achieve significant sustained revenues.

We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of December 31, 2021, we held cash and short-term investments of $57.1 million. Based on our current projected cash requirements, we believe that our existing cash and investment balances and other sources of liquidity, not including potential milestone and royalty payments under potential out-licensing and other collaboration agreements, will be sufficient to meet our capital requirements into the first half of 2024. We have funded our operations primarily through public and private offerings of our securities, payments received under our strategic licensing and collaboration arrangements and interest earned on investments. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

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

To date, only one of our products, BL-5010, a legacy asset for the treatment of benign skin lesions, has been approved for marketing and sale. Currently, we have two clinical-stage therapeutic candidates in development: motixafortide (formerly referred to as BL-8040), a novel peptide for the treatment of stem cell mobilization, solid tumors and hematological malignancies, and AGI-134, an immuno-oncology agent in development for solid tumors. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs and devices. We are preparing to submit a New Drug Application, or NDA, for our lead therapeutic candidate, motixafortide, as a novel stem-cell mobilization agent for autologous bone marrow transplantation in multiple myeloma patients, which we expect to submit in mid-2022.Although we held a positive pre-NDA with the US Food and Drug Administration, or FDA, in which it agreed that our proposed data package is sufficient to support an NDA submission, we may not obtain marketing approval of motixafortide for stem cell mobilization from the FDA or for any other of our therapeutic candidates in a timely manner or at all. In the United States, we are required to submit NDA to obtain FDA approval before marketing motixafortide or any of our therapeutic candidates. An NDA must include extensive preclinical and clinical data and supporting information to establish the therapeutic candidate’s safety, purity and potency, or efficacy, for each desired indication. The NDA must also include significant information regarding the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If our planned application for motixafortide for stem cell mobilization is not accepted for review or approval, the FDA may require that we conduct additional clinical or preclinical trials, or take other actions before it will reconsider our application. If the FDA requires additional studies or data, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

In addition, in connection with the clinical trials for motixafortide and AGI-134 and other therapeutic candidates that we may seek to develop in the future, either on our own or through out-licensing or co-development arrangements, we face the risk that:

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

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including FDA approval. Clinical trials are expensive and complex, can take many years and have uncertain outcomes. We cannot necessarily predict whether we or our licensees will encounter problems with any of the completed, ongoing or planned clinical trials that will cause us, our licensees or regulatory authorities to delay or suspend clinical trials, or to delay the analysis of data from completed or ongoing clinical trials. In addition, because some of our clinical trials are investigator-initiated studies (i.e., we are not the study sponsor), we may have less control over these studies. We estimate that clinical trials of certain of our advanced therapeutic candidates will continue for several years, but they may take significantly longer to complete. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates, including, but not limited to:

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

Our business strategy relies in part on partnering with pharmaceutical companies to complement our internal development efforts. We will be competing with many other companies as we seek partners for motixafortide and for any other therapeutic candidate and we may not be able to compete successfully against those companies. If we are not able to enter into collaboration arrangements for motixafortide and for any other therapeutic candidate, we may be required to undertake and fund further development, clinical trials, manufacturing and commercialization activities solely at our own expense and risk. If we are unable to finance and/or successfully execute those expensive activities, or we delay such activities due to capital availability, our business could be materially and adversely affected, and potential future product launch could be materially delayed, be less successful, or we may be forced to discontinue clinical development of these product candidates. Furthermore, if we are unable to enter into a commercial agreement for the development and commercialization of motixafortide and for any other therapeutic candidate, then this could have a material adverse effect on our business, financial condition or results of operations.

The process of establishing and maintaining collaborative relationships is difficult, time-consuming and involves significant uncertainty, including:

•	a collaboration partner may shift its priorities and resources away from our therapeutic candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing;

•
a collaboration partner may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

•	a collaboration partner may cease development in therapeutic areas which are the subject of our strategic collaboration;

•	a collaboration partner may not devote sufficient capital or resources towards our therapeutic candidates;

•	a collaboration partner may change the success criteria for a therapeutic candidate thereby delaying or ceasing development of such candidate;

•
a significant delay in initiation of certain development activities by a collaboration partner will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

•	a collaboration partner could develop a product that competes, either directly or indirectly, with our therapeutic candidate;

•	a collaboration partner with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;

•	a collaboration partner with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

•	a partner may exercise a contractual right to terminate a strategic alliance;

•
a dispute may arise between us and a partner concerning the research, development or commercialization of a therapeutic candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and

•	a partner may use our products or technology in such a way as to invite litigation from a third party.

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

While we continue to seek a third party collaborator to commercialize motixafortide, we are also undertaking selected pre-commercialization activities necessary for an NDA submission, and for a timely launch, if approved by the FDA, with a view to obtaining potential FDA approval and potentially launching sales in 2023. There are risks involved with establishing our own sales, marketing and distribution capabilities. If we decide to market any of therapeutic candidates on our own, we must commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. Factors that may inhibit our efforts to commercialize our products directly and without strategic partners include:

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

If we are unable to establish our own sales, marketing and distribution capabilities or enter into successful arrangements with third parties to perform these services, any future product revenues and our profitability, may be materially adversely affected.

Our business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact our business.

The novel coronavirus outbreak, or COVID-19, has affected segments of the global economy and may materially affect our operations, including potentially interrupting our supply chain, clinical trial and commercialization activities. COVID-19 originated in Wuhan, China, in December 2019 and was declared a pandemic by the WHO in March 2020. Due to clinical operating issues associated with the COVID-19 pandemic, we previously temporarily suspended enrollment to the phase 1/2a study we are currently conducting for AGI-134, our second lead compound. The uncertainty surrounding the severity and continued spread of the coronavirus may result in a period of prolonged business disruption. COVID-19 may continue to impact our future operations, including potential interruptions to supply chains, clinical trials, commercialization activities and regulatory reviews and approvals. COVID-19 may also affect our employees and employees and operations at suppliers that may result in delays or disruptions in supply. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our shares. Additionally, if the COVID-19 pandemic has a significant impact on our business and financial results for an extended period of time, our liquidity and cash resources could be negatively impacted. Capital and credit markets have been disrupted by the crisis and exchanges have experienced increased volatility. As a result, access to additional financing may be challenging and is largely dependent upon evolving market conditions and other factors. We have taken precautionary measures, including, for example, a Company-wide salary reduction related to the COVID-19 pandemic carried out in the second and third quarters of 2020, and may take additional measures, intended to minimize the risk of COVID-19 to our employees and operations. The extent of the impact of COVID-19 on our operational and financial performance, including our ability to execute our business strategies in the expected time frame or at all, will depend on future developments, such as the duration and spread of the COVID-19 pandemic and related restrictions and implications and the effectiveness of actions taken to contain and treat the disease, all of which are uncertain and cannot be predicted. The impact of the COVID-19 pandemic may also have the effect of heightening many of the other risks described in the “Risk Factors” section of this Annual Report on Form 20-F.

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

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of March 15, 2022, we owned or exclusively licensed for uses within our field of business 32 patent families that collectively contain over 111 issued patents, two allowed patent applications and over 91 pending patent applications relating to our therapeutic candidates.

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

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2022 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs if we are a PFIC.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we were a PFIC during certain prior taxable years, although we believe that we were not a PFIC for the year ended December 31, 2021. Although we have not determined whether we will be a PFIC for our taxable year ending December 31, 2022, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2022 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we are a PFIC for our taxable year ending December 31, 2022, or any subsequent year, and a U.S. Investor (as defined below) does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. Investor, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. Investor’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Investor to make a timely QEF or mark-to-market election. U.S. Investors who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Investors who made a timely QEF or mark-to-market election. A U.S. Investor can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we intend to annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. See also “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

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

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and ADSs, and result in substantial losses by our investors. See also Risk Factors—Risks Related to our Ordinary Shares and ADSs—“We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.”

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

As of March 15, 2022, as a result of previous financings, we had warrants outstanding (i) for the purchase of 63,837 ADSs at an exercise price of $14.10 per ADS, (ii) for the purchase of 1,866,667 ADSs at an exercise price of $11.25 per ADS, (iii) for the purchase of 2,175,524 ADSs at an exercise price of $2.25 per ADS, (iv) for the purchase of 120,537 ADSs at an exercise price of $2.185 per ADS and (vi) for the purchase of 718,750 ADSs at an exercise price of $3.00 per ADS.

On September 25, 2020, we entered into an offering agreement, or the Original HCW Offering Agreement, with HCW. Pursuant to Original HCW Offering Agreement, we were able to offer and sell, from time to time, at our option, up to $25.0 million of our ADSs through an “at-the-market” equity offering program under which HCW agreed to act as sales agent. From the effective date of the Original HCW Offering Agreement through September 3, 2021, we had sold an aggregate of 7,381,101 ADSs for an aggregate offering price of $24.5 million. On September 3, 2021, the Original HCW Offering Agreement was terminated.

On September 3, 2021, we entered into a new offering agreement, or the New HCW Offering Agreement, with HCW, pursuant to which we may offer and sell, at our option, up to $25.0 million of our ADSs through an “at-the-market” equity program under which HCW agreed to act as sales agent. As of March 15, 2022, we have sold 402,327 of our ADSs for total gross proceeds of approximately $1.1 million under the New HCW Offering Agreement.

 As of March 15, 2022, in the framework of our Share Incentive Plan, there are outstanding stock options, restricted stock units and performance stock units (granted to directors, employees and consultants) for the purchase of 43.7 million ordinary shares with a weighted average exercise price of $0.21 per ordinary share.

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

Our headquarters, our operations and some of our suppliers and third-party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. From time to time and most recently in May and June of 2021, Israel has been engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip; These conflicts involved missile strikes against civilian targets in various parts of Israel, as well as civil insurrection of Palestinians in the West Bank, on the border with the Gaza Strip and in Israeli cities, and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular Iran. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah (a Lebanese Islamist Shiite militia group and political party), and various rebel militia groups in Syria, as well as having a limited military presence in Syria. Additionally, Iran has threatened to attack Israel and may be developing nuclear weapons. These threats may escalate in the future to more violent events that may affect Israel and us. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

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

We have received Israeli government grants for certain research and development expenditures. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts were previously financed, in part, through grants that we received from the Israel Innovation Authority, or the IIA (formerly the Office of the Chief Scientist of Israel’s Ministry of Economy and Industry, or the OCS). In addition, before we in-licensed motixafortide, Biokine had received funding for the project from the IIA, and as a condition to IIA consent to our in-licensing of motixafortide, we were required to agree to abide by any obligations resulting from such funding. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 1984, and related regulations, as amended, or the Research Law, with respect to these projects. Through December 31, 2021, we received approximately $22.0 million in funding from the IIA and paid the IIA approximately $7.0 million in royalties under our approved programs. As of December 31, 2021, we have no contingent obligation to the IIA other than for motixafortide as agreed when we in-licensed the project. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $3.6 million as of December 31, 2021. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future.

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

We have received Israeli government grants for certain research and development expenditures. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants. Such grants may be terminated or reduced in the future, which would increase our costs. See “Business — Government Regulation and Funding — Israeli Government Programs.”

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

Our capital expenditures for the years ended December 31, 2019, 2020 and 2021 were immaterial. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers like BioLineRx that file electronically with the SEC. The address of that site is www.sec.gov. We maintain a corporate website at www.biolinerx.com. Information contained on or accessible through our website is not a part of this Annual Report on Form 20-F, and the inclusion of our website address herein is an inactive textual reference only.

We use our website (http://www.biolinerx.com) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F.

We have not had any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies.

B. Business Overview

We are a late clinical-stage biopharmaceutical development company with a strategic focus on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates – motixafortide (BL-8040), a novel peptide for the treatment of stem-cell mobilization, solid tumors, AML, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. To date, except for BL-5010, none of our therapeutic candidates have been approved for marketing or sold commercially. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case-by-case basis, the commercialization of our therapeutic candidates independently.

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

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, including the target indications and status of each candidate and our development partners:

Motixafortide

Motixafortide, is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we are developing for the treatment of stem cell mobilization, solid tumors and AML. CXCR4 is expressed by normal hematopoietic cells and overexpressed in various human cancers where its expression correlates with disease severity. CXCR4 is a chemokine receptor that mediates the homing and retention of hematopoietic stem cells, or HSCs, in the bone marrow, and also mediates tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and survival. Before “motixafortide” was approved by the World Health Organization, or WHO, in 2019 as an International Nonproprietary Name, this therapeutic candidate was known as “BL-8040”. In October 2021, we received WHO approval of the United States Adopted Name, or USAN, “motixafortide”.

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

In the field of immuno-oncology, motixafortide mediates infiltration of T-cells while reducing immune regulatory cells in the tumor microenvironment, or TME. In clinical studies, the combination of motixafortide with immune checkpoint inhibitors, such as anti PD-1, has shown T-cell activation and a reduction in tumor cell numbers.

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

In December 2017, we commenced a randomized, placebo-controlled Phase 3 registrational trial for motixafortide, known as the GENESIS trial, for the mobilization of HSCs, for autologous transplantation in patients with multiple myeloma. The trial began with a lead-in period for dose confirmation, which was to include 10-30 patients and then progress to the placebo-controlled main part, which was designed to include 177 patients in more than 25 centers. Following review of the positive results from treatment of the first 11 patients, the Data Monitoring Committee, or DMC, recommended that the lead-in part of the study be stopped and that we should move immediately to the second part. Additional positive results from the lead-in period were reported at the annual meeting of the European Society for Blood and Marrow Transplantation held in March 2019, where it was announced that HSCs mobilized by motixafortide in combination with G-CSF were successfully engrafted in all 11 patients.

In August 2020, we announced a decision to perform an interim analysis on approximately 65% of the original study sample size, primarily based on a significantly lower-than-anticipated patient-dropout rate in the study. In October 2020, we announced positive results from the interim analysis. Based on the statistically significant evidence favoring treatment with motixafortide, the study’s independent DMC issued a recommendation to us that patient enrollment may be ceased immediately, without the need to recruit all 177 patients originally planned for the study. In accordance with the DMC’s recommendation, study enrollment was complete at 122 patients.  In May 2021, we announced positive top-line results from the Phase 3 trial. Based on an analysis of data on all 122 enrolled patients (the intent to treat population) we found highly statistically significant evidence across all primary and secondary endpoints favoring motixafortide in addition to G-CSF, as compared to placebo plus G-CSF (p<0.0001). The addition of motixafortide to G-CSF also allowed 88.3% of patients to undergo transplantation after only one apheresis session, compared to 10.8% in the G-CSF arm – an 8.2-fold increase. The combination was also found to be safe and well tolerated.

We continue to follow-up on the GENESIS study patients for relapse-free and overall survival. In addition, we continue to perform detailed analyses of the data according to the statistical analysis plan agreed-upon with the FDA, as well as certain post hoc analyses. In December 2021, we held a pre-NDA meeting with the FDA. The purpose of the meeting was to obtain agreement from the FDA on the content of the proposed NDA, and, in particular, to confirm that our single Phase 3 pivotal study, GENESIS, is sufficient to support an NDA submission. During the pre-NDA meeting, the FDA agreed that the proposed data package is sufficient to support an NDA submission, which we anticipate will occur in mid-2022.

In October 2021, we announced positive results from a pharmacoeconomic study evaluating the cost-effectiveness of using investigational drug motixafortide as a primary stem cell mobilization agent on top of granulocyte colony stimulating factor (G-CSF), versus G-CSF alone, in multiple myeloma patients undergoing autologous stem-cell transplantation (ASCT). The study was performed by the Global Health Economics and Outcomes Research (HEOR) team of IQVIA, and was a pre-planned study conducted in parallel with the GENESIS Phase 3 trial. The study concluded that the addition of motixafortide to G-CSF (the current standard of care) is associated with a statistically significant decrease in health resource utilization (HRU) during the ASCT process, compared to G-CSF alone. Based on the significantly higher number of mobilized cells and the lower number of apheresis sessions, lifetime estimates show quality-adjusted-life-year benefits and net cost savings of ~$17,000 (not including the cost of motixafortide), versus G-CSF alone.

In March 2022, we announced results from a follow-on pharmacoeconomic study performed by the HEOR team of IQVIA. This study indirectly evaluated the cost-effectiveness of using motixafortide as a primary stem cell mobilization agent in combination with G-CSF, against plerixafor in combination with G-CSF, in multiple myeloma patients undergoing ASCT. The additional study results show that motixafortide in combination with G-CSF, versus plerixafor in combination with G-CSF, demonstrates a statistically significant decrease in HRU during the ASCT process. Based on the significantly higher number of mobilized cells and the lower number of apheresis sessions, lifetime estimates show QALY benefits and net cost savings of ~$30,000 (not including the cost of motixafortide), versus plerixafor plus G-CSF. The study findings strengthen the assessment that the use of motixafortide in combination with G-CSF, as the potential new standard of care in mobilization for ASCT, would be a cost-effective option in the US, based on accepted willingness-to-pay (WTP) values for healthcare payers.

We believe these results, together with the highly significant and clinically meaningful data from the GENESIS trial, strongly support the potential use of motixafortide, on top of G-CSF, as the standard of care in stem cell mobilization for autologous stem cell transplantation. While we continue to seek a third party collaborator to commercialize motixafortide, we are also undertaking selected pre-commercialization activities necessary for an NDA submission, and for a timely launch, if approved by the FDA, with a view to obtaining potential FDA approval and potentially launching sales in 2023.

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

In July 2018, we announced the expansion of the COMBAT/KEYNOTE-202 study under the collaboration to include a triple combination arm investigating the safety, tolerability and efficacy of motixafortide, KEYTRUDA ® and chemotherapy. We initiated this arm of the trial in December 2018. In December 2019, we announced that preliminary data from the study indicated that the triple combination therapy showed a high level of disease control, including seven partial responders and 10 patients with stable disease out of 22 evaluable patients. In February 2020, we completed recruiting a total of 43 patients for the study and in December 2020, we announced the final results of the study. The results of the study showed substantial improvement as compared to comparable historical results of other pancreatic cancer studies across all study endpoints. Of the 38 evaluable patients, median overall survival was 6.5 months, median progression free survival was 4.0 months, confirmed overall response rate was 13.2%, overall response rate was 21.2% and disease control rate was 63.2%. The combination was generally well tolerated, with a safety profile consistent with the individual safety profile of each component alone; adverse event and severe adverse event profiles were as expected with chemotherapy-based treatment regimens. We are currently planning next development steps for this program, including discussions with potential collaboration partners and development of a protocol for a randomized controlled study.

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

AML

During 2016, we completed and reported on a Phase 2a proof-of-concept trial for the treatment of relapsed or refractory acute myeloid leukemia, or r/r AML, which was conducted on 42 patients at six world-leading cancer research centers in the United States and at five premier sites in Israel. The study included both a dose-escalation and a dose-expansion phase. Results from the trial showed positive safety and response rate data for subjects treated with a combination of motixafortide and high-dose cytarabine (Ara-C), or HiDAC. At the annual meeting of the European Hematology Association, or EHA, in June 2018, we presented positive overall survival data from the long-term follow-up part of this study. In March 2021, we completed the monitoring of long-term survival data for patients in the study and, in parallel, are evaluating our next clinical development steps in this indication.

In August 2015, we conducted a double-blind, placebo-controlled, randomized, multi-center, Phase 2b trial in Germany, in collaboration with the German Study Alliance Leukemia Group, to assess the efficacy of motixafortide in addition to standard consolidation therapy (cytarabine) in AML patients who have responded to standard induction treatment and are in complete remission. During 2020, we finalized plans with our collaboration partners to conduct an interim analysis on 2/3 (N=128) of the 194 patients originally planned in the study, all of which had already completed treatment. Based on the interim analysis, the investigational arm of motixafortide combined with cytarabine did not demonstrate a statistically significant effect in the study’s primary endpoint, and therefore, the DMC recommended not to continue the study. We continue to believe in the relevance of CXCR4 as a viable target in other AML treatment lines, such as rr/AML and induction treatment, and we intend to decide on next steps in AML once we have had an opportunity to review and analyze the unblinded data, including detailed biomarker and subpopulation data, from the study.

ARDS secondary to COVID-19 and other viral infections

During the first half of 2020, we initiated the evaluation of motixafortide as a potential therapy for acute respiratory distress syndrome, or ARDS, resulting from COVID-19 and other viral infections In this regard, substantial data is emerging regarding the involvement of neutrophils, neutrophil extracellular traps (NETs), monocytes and macrophages in the development of ARDS secondary to COVID-19 and other viral infections; as well as the key involvement of CXCR4 as a mediator of those cells in the inflamed pulmonary tissue. Based on the scientific data indicating the importance of blocking the CXCR4/CXCL12 axis during ARDS, we believe that motixafortide may be of potential benefit for patients with ARDS. Following our initial evaluation, in November 2020, we announced initiation of a Phase 1b study in patients with ARDS secondary to COVID-19 and other respiratory viral infections. The study is an investigator-initiated study, led by Wolfson Medical Center, in Israel, to evaluate motixafortide in patients hospitalized with ARDS. The primary endpoint of the study is to assess the safety of motixafortide in these patients; respiratory parameters and inflammatory biomarkers will be assessed as exploratory endpoints. Up to 25 patients will be enrolled in the study, with a preliminary analysis planned after ten patients have completed the initial treatment period. Results of the preliminary analysis are expected in 2022 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change).

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

AGI-134

AGI-134, a clinical therapeutic candidate in-licensed by our subsidiary, Agalimmune Ltd., is a synthetic alpha-Gal glycolipid immunotherapy in development for solid tumors. AGI-134 harnesses the body’s pre-existing, highly abundant, anti-alpha-Gal antibodies to induce a hyper-acute, systemic, specific anti-tumor response to the patient’s own tumor neo-antigens. This response not only kills the tumor cells at the site of injection, but also brings about a durable, follow-on, anti-metastatic immune response. In August 2018, we initiated a Phase 1/2a clinical study for AGI-134 that is primarily designed to evaluate the safety and tolerability of AGI-134 in unresectable metastatic solid tumors. The multi-center, open-label study is currently being carried out in the United Kingdom, Spain and Israel. Initial safety results from the first part of the study were announced at the beginning of September 2019; at the end of the same month, the second part of the study was commenced. Due to clinical operating issues associated with the COVID-19 pandemic, in April 2020, enrollment to the clinical trial was temporarily suspended. In August 2020, we renewed study enrollment, and in January 2022, we completed enrollment. Initial proof-of-mechanism of action and efficacy results are now expected in the second half of 2022.

Establishment of Scientific Advisory Board

In December 2021, we established a Scientific Advisory Board (SAB) to provide insight and guidance on our activities in the field of immuno-oncology. The SAB is comprised of recognized leaders in cancer immunology, intra-tumoral injections and clinical development.

Listed in alphabetical order, the founding SAB members are: Ronald Levy, MD, the Robert K. and Helen K. Summy Professor and Director of the Lymphoma Program at Stanford University School of Medicine, Palo Alto, CA; Aurélien Marabelle, MD, PhD, Clinical Director, Cancer Immunotherapy Program, Gustave Roussy, Paris, France and Director, Translational Research Laboratory in Immunotherapy, INSERM, Paris, France; Ignacio Melero MD, PhD, Professor of Immunology at the Academic Hospital of Navarra, Spain and at the Center for Applied Medical Research (CIMA) of the University of Navarra, Spain; and Jon Wigginton, MD, Chair of the SAB and Senior Advisor at Cullinan Oncology, former Chief Medical Officer of MacroGenics, and former Therapeutic Area Head, Immuno-Oncology, Early Clinical Research at Bristol-Myers Squibb.

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

Our Strategy

Our objective is to become a leader in the development of novel therapeutics for the treatment of cancer. We have successfully advanced a number of therapeutic candidates into clinical development. We intend to commercialize our two clinical candidates, motixafortide and AGI-134, and any future candidates either on our own or through out-licensing or co-development arrangements with third parties that may perform any or all of the following tasks: completing development, securing regulatory approvals, securing reimbursement codes from insurance companies and health maintenance organizations, manufacturing and/or marketing. If appropriate, we may also enter into co-development and similar arrangements with respect to any therapeutic candidate with third parties or commercialize a therapeutic candidate ourselves.

Therapeutic Candidates

Motixafortide

The following paragraphs are a high-level summary of the therapeutic areas we are currently investigating for motixafortide:

Stem cell mobilization. High-dose chemotherapy followed by stem cell transplantation has become an established treatment modality for a variety of hematologic malignancies, including multiple myeloma (MM), as well as various forms of lymphoma and leukemia. Stem cells are mobilized from the bone marrow of the patient (i.e., autologous transplant) or donor (i.e., allogeneic transplant) using granulocyte-colony stimulating factor (G-CSF), harvested from the peripheral blood by apheresis, and infused to the patient after intensive myeloablation (chemo/radiotherapy). In 2019, approximately 45,000 autologous transplants were conducted in the US and EU. The goal of collection is approximately 5-6M cells/kg for MM patients. Plerixafor (in combination with G-CSF) can be used upfront, or as a rescue therapy for those patients that did not achieve the target collection. Today, it is estimated that approximately 55-60% of patients undergoing autologous transplantation in the US receive plerixafor on top of G-CSF. A recent market assessment which we commissioned through a third party vendor estimates the value of the U.S. stem cell mobilization market at ~$360M in 2021.

Solid tumors. Novel, emerging therapeutic approaches for targeting solid tumors are being developed and tested. Combinational therapies of immune checkpoint inhibitors with immuno-oncology supporting agents, with or without chemotherapy, are among the most promising experimental treatments for solid malignancies.

Pancreatic cancer has a low rate of early diagnosis, a high mortality rate and a poor five-year survival prognosis. Symptoms are usually non-specific and as a result, pancreatic cancer is often not diagnosed until it reaches an advanced stage. Once the disease has metastasized, or spread to other organs, it becomes especially hard to treat. Each year, about 185,000 individuals globally are diagnosed with this condition; and in 2021, the Surveillance, Epidemiology and End Results program, or SEER, of the National Cancer Institute estimated that in the United States there would be approximately 60,000 individuals diagnosed with pancreatic cancer. The overall five-year survival rate among pancreatic cancer patients is 7-8%, which constitutes the highest mortality rate among solid tumor malignancies; among those diagnosed with metastatic disease, the overall five-year survival rate is only 3%. Recent developments that have improved the survival in many cancer types have not been effective for pancreatic cancer patients, highlighting the need for the development of new therapeutic options.

Furthermore, second-line patients that were diagnosed already with metastatic disease have very few therapeutic options. The only approved regimen for second-line patients is Onivyde® in combination with 5FU and LV. For these Stage IV at diagnosis patients reaching second-line therapy, median overall survival is only 4.7 months (Macarulla et al, Pancreas 2020).

Acute Myeloid Leukemia (AML), is a cancer of the blood and bone marrow and is the most common type of acute leukemia in adults. The SEER of the National Cancer Institute estimated that in the United States there would be approximately 21,000 new cases of AML diagnosed during 2021. AML is generally a disease of older people and is uncommon before the age of 45. The average age of newly diagnosed AML patients is 68. The first treatment line for patients with AML includes a combination of chemotherapy drugs and is called induction treatment. The majority of patients achieving complete response, or CR, will eventually relapse, most of them during the first three years of receiving induction chemotherapy. The next step of treatment after relapse is salvage therapy. A common approach is to induce a second remission and follow treatment with allogeneic hematopoietic stem cell transplantation or allo-SCT to consolidate second CR in eligible patients, although the duration of second remission is usually short than the first remission. Due to relapsed or refractory disease (where the disease is not responsive to standard treatments), the overall five-year survival rate for AML ranges between 10% and 40%. With current standard chemotherapy treatments, approximately 25-30% of adults under the age of 60 will survive more than five years, while in the elderly patient population, only less than 10% will survive more than five years.

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

Preclinical Results.

In vitro and in vivo studies have shown that motixafortide binds CXCR4 with high affinity (7.9 pM) and occupies it for prolonged periods of time (>48h). Animal cancer models have shown that motixafortide mobilizes cancer cells from the bone marrow and may therefore detach these cells from survival signals in the bone marrow microenvironment as well as sensitize them to chemo- and bio-based anti-cancer therapies. In addition, motixafortide directly induces apoptosis of cancer cells. Motixafortide was efficient, both alone and in combination with chemotherapy, in reducing malignant bone marrow cells and stimulating their cell death.

In August 2013, we announced that motixafortide has been shown in preclinical trials to be effective for the treatment of thrombocytopenia, or reduced platelet production.

In December 2013, we presented preclinical data at the annual meeting of the American Society of Hematology (ASH), showing that motixafortide directly inhibits AML, cell growth and induces cell death, both in cell cultures and in mice engrafted with human AML cells. In addition, motixafortide showed the ability to induce mobilization of AML cells from the bone marrow into the blood circulation, thereby enhancing the chemotherapeutic effect of ARA-C (one of the standard-of-care chemotherapies for AML). The data also showed that motixafortide’s effects were even more robust in cells harboring the FLT3 mutation, and a synergistic effect was observed when motixafortide was combined with the FLT3 inhibitor AC220 (Quizartinib).

At the annual meeting of ASH in December 2016, detailed preclinical data on the mechanism-of-action by which motixafortide directly induces apoptosis of AML cells was presented by Prof. Amnon Peled of the Hadassah Medical Center and Biokine. The results of the preclinical studies showed that motixafortide treatment in vivo triggered mobilization of AML blasts from their protective bone marrow microenvironment and induced their terminal differentiation, further supporting the data we presented at the American Association for Cancer Research (AACR) annual conference earlier in 2016. In addition, the studies illustrate how motixafortide increases the expression and activity of a special class of microRNA precursors termed miR-15a/16-1. These microRNA molecules have been previously linked to cancer and shown to suppress the activity of several tumor-related pro-survival proteins. Therefore, by increasing the expression of miR-15a/16-1 microRNA molecules, motixafortide decreases the expression of tumor-survival proteins and promotes tumor cell death. Importantly, in both in vitro and in vivo experiments, motixafortide was found to synergize with a selective Bcl-2 inhibitor (Venetoclax) and an FLT3 inhibitor (Quizartinib, also known as AC220) in inducing AML cell death, pointing at potential drug combination treatments.

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

At the annual meeting of SITC in November 2019, we presented positive preclinical results further elucidating the mechanism of action of motixafortide in combination with an anti PD-1 and chemotherapy. The pre-clinical study assessed the effects of motixafortide, anti-PD-1 and chemotherapy (Irinotecan, Fluorouracil and Leucovorin), both alone and in various combinations, on tumor growth and immune cell constitution in a mouse model for pancreatic cancer. The key findings were that the triple combination of motixafortide+anti-PD-1+chemotherapy (a) had a significantly better effect on tumor growth compared to chemotherapy alone or any dual combination with chemotherapy and (b) showed the best effect in modulation of the TME, resulting in reduction in immunosuppressive cells, and accompanied by increase of activated T effector cells.

At the annual meeting of ASH in December 2021, we presented findings from in vivo and in vitro pre-clinical studies demonstrating that motixafortide acts as an immunomodulator by affecting the biology of regulatory T-cells (Tregs), and immunosuppressive T-cells, supporting biomarker findings from our COMBAT Phase 2 study in pancreatic cancer patients.

Clinical Trials

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

Phase 3 study

In December 2017, we initiated a Phase 3 registration study for motixafortide in autologous stem cell mobilization. The trial, known as the GENESIS study, is a randomized, placebo-controlled, multicenter study, evaluating the safety, tolerability and efficacy of motixafortide and G-CSF, compared to placebo and G-CSF, for the mobilization of HSCs for autologous transplantation in multiple myeloma patients. The study began with an open-label, single-arm lead-in period, which was to include 10-30 patients in order to assess safety and efficacy following treatment with motixafortide plus G-CSF. Results of the first 11 patients showed that motixafortide in combination with standard G-CSF treatment is safe, tolerable and efficacious, demonstrating the potential of motixafortide treatment to reduce the number of administrations and apheresis sessions, as well as hospitalization costs, related to the preparation of multiple myeloma patients for autologous HSC transplantation.  Following its review of the positive lead-in  results, the DMC recommended that the lead-in part of the study be stopped and that we move immediately to the placebo-controlled main part, which was designed to include 177 patients in more than 15 centers. Additional positive results from the lead-in period were reported at the annual meeting of the European Society for Blood and Marrow Transplantation held in March 2019, where it was announced that HSCs mobilized by motixafortide in combination with G-CSF were successfully engrafted in all 11 patients. Treatment in the main part of the study included five to eight days of G-CSF, with a single dose of motixafortide or placebo on Day 4 and an optional additional dose of motixafortide or placebo on Day 6. Apheresis for stem cell collection was performed on day 5. Further apheresis sessions were conducted if needed in order to reach the benchmark of ≥ 6 million mobilized CD34+ cells. The primary objective of the study was to demonstrate that motixafortide on top of G-CSF is superior to G-CSF alone in the ability of mobilize ≥ 6 million CD34+ cells in up to two apheresis sessions. Secondary objectives included time to engraftment of neutrophils and platelets and durability of engraftment, as well as other efficacy and safety parameters.

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

In May 2021, we announced positive top-line results from the Phase 3 trial. An analysis of data on all 122 enrolled patients (the intent to treat, or ITT, population) found highly statistically significant evidence across all primary and secondary endpoints favoring motixafortide in addition to G-CSF, as compared to placebo plus G-CSF. In addition, the combination was found to be safe and well tolerated. The primary endpoint of the study demonstrated a 4.9-fold increase and treatment effect of 54.6% (95% CI 39.7-69.5%; p<0.0001) in the proportion of patients in the treatment arm, as compared to the control arm, mobilizing ≥ 6 million CD34+ cells/kg in up to two apheresis sessions, and after only one administration of motixafortide. This translated to an odds-ratio of 12.9. The study also achieved its main secondary endpoint, demonstrating a 14.1-fold increase and treatment effect of 61.7% (95% CI 49.5-73.8%; p<0.0001) in the proportion of patients in the treatment arm, as compared to the control arm, who mobilized ≥ 6 million CD34+ cells/kg in just one apheresis session. This translated to an odds-ratio of 56.0. Other important data from the study include median number of CD34+ cells collected on the first day of apheresis (~11 million in the treatment arm vs ~2 million in the control arm) – a >5-fold increase. The addition of motixafortide to G-CSF also allowed 88.3% of patients to undergo transplantation after only one apheresis session, compared to 10.8% in the G-CSF arm – an 8.2-fold increase. Engraftment endpoints, including the number of days needed for engraftment, success of engraftment and the durability of engraftment 100 days post-transplant, further support the study's success.

Solid tumors

COMBAT-KEYNOTE-202 Dual Combination Study

In January 2016, we entered into a clinical collaboration with MSD in the field of cancer immunotherapy. In the framework of this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT/KEYNOTE-202 study, focusing on evaluating the safety and efficacy of motixafortide in combination with KEYTRUDA, MSD’s anti-PD-1 therapy, in patients with metastatic PDAC. Findings in the field of immuno-oncology suggest that CXCR4 antagonists such as motixafortide may be effective in inducing the migration of anti-tumor T-cells into the TME. KEYTRUDA is a humanized monoclonal antibody that works by blocking co-inhibitory T-cell activation signals, thereby increasing the ability of the body’s immune system to help detect and fight tumor cells. KEYTRUDA blocks the interaction between PD-1 and its ligands, PD-L1 and PD-L2, thereby activating T lymphocytes, which may affect both tumor cells and healthy cells. The study was an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of motixafortide and KEYTRUDA as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. According to the terms of our collaboration agreement with MSD, we sponsored and performed the COMBAT/KEYNOTE-202 study and MSD supplied its compound for purposes of the study. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study.

Partial results from the motixafortide monotherapy portion of this trial were presented at ASCO-GI in January 2018. These results showed that motixafortide was safe and well-tolerated, and that it induced an increase in the number of total immune cells in the peripheral blood, while the frequency of peripheral blood Tregs, known to impede the anti-tumor immune response, was decreased. In addition, analysis of available biopsies (N=7) showed infiltration of effector T-cells, known to attack cancer cells, into the tumor periphery and TME. In this regard, the results show up to a 15-fold increase in CD3+ T-cells, and up to a two-fold increase in CD8+ T-cells, in the TME of 43% (3/7) of the patients, after five days of motixafortide monotherapy.

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

During 2020, we finalized plans with our collaboration partners to conduct an interim analysis on 2/3 (N=128) of the 194 patients originally planned in the study, all of which had already completed treatment. In November 2020, we announced that based on the interim analysis, the investigational arm of motixafortide combined with cytarabine did not demonstrate a statistically significant effect in the study’s primary endpoint, and therefore, the DMC recommended not to continue the study. Based on the DMC’s recommendation, we terminated the study. We continue to believe in the relevance of CXCR4 as a viable target in other AML treatment lines, such as rr/AML and induction treatment, and we intend to decide on next steps in AML once we have had an opportunity to review and analyze the unblinded data, including detailed biomarker and subpopulation data, from the study.

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

At ASCO-SITC in January 2018, we presented preclinical findings demonstrating successful results in the treatment of primary tumors. Intratumoral administration of AGI-134 induced regression of established tumors in two murine melanoma models. Moreover, treatment with AGI-134 showed a beneficial effect on survival, compared to the control group, with fewer mice dying or requiring euthanasia due to tumor burden. In addition, the results show that injection of AGI-134 into the tumors induces activation of the complement system, an important component of the innate immune system. Activation of the complement system within tumors by AGI-134 is predicted to destroy tumor cells and create a pro-inflammatory TME that attracts and activates other immune cells, ultimately resulting in adaptive anti-tumor immunity.

In August 2018, we initiated a Phase 1/2a clinical study for AGI-134 that is primarily designed to evaluate the safety and tolerability of AGI-134 given as monotherapy in unresectable metastatic solid tumors. Additional objectives are to perform a wide array of biomarker studies, to demonstrate the mechanism of AGI-134 and to assess its efficacy by clinical and pharmacodynamic parameters. The multicenter, open-label study is being carried out in the United Kingdom, Spain and Israel.

The study is comprised of two parts: (i) an accelerated dose-escalation part to assess the safety and tolerability of intratumorally injected AGI-134 as a monotherapy, as well as to determine the maximum tolerated dose and the recommended dose for part 2 of the study and (ii) a dose expansion part at the recommended dose, designed to assess the safety, tolerability and anti-tumor activity of AGI-134 as a monotherapy in a basket cohort of multiple solid tumor types. The first part of the study was completed in September 2019, with AGI-134 being found to be safe and well tolerated, with no serious drug-related adverse events or dose-limiting toxicities reported. The maximal tolerated dose was not reached and the recommended dose for the second part of the study was determined. We commenced the second part of the study in September 2019. Due to clinical operating issues associated with the COVID-19 pandemic, in April 2020, the clinical trial was temporarily suspended. In August 2020, we renewed study enrollment, and in January 2022, we completed enrollment. Initial proof-of-mechanism of action and efficacy results are expected in the second half of 2022.

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

Patents

As of March 15, 2022, we owned or exclusively licensed for uses within our field of business 32 patent families that collectively contain over 111 issued patents, two allowed patent applications and over 91 pending patent applications relating to the three candidates listed below. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our three therapeutic candidates are described below and include both issued patents and pending patent applications we exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

•
The motixafortide drug product candidate is covered as a composition of matter by a pending international patent application. Corresponding patents, if granted, will expire in December 2041, not including any applicable patent term extension, which may add an additional term of up to five years on the patent. We also have an exclusive license to a patent family that covers the active ingredient molecule per se. Patents of this family have been granted in the U.S., Europe, Japan and Canada. The patents will expire in August 2023, not including any applicable patent term extension. We have an exclusive license to a patent family that covers motixafortide combined with a PD1 antagonist for the treatment of cancer. A patent of this family has been granted in the U.S., and member patent applications are pending in Europe, Japan, China, Canada, Australia, India, Korea, Mexico, Brazil and Israel. The granted U.S. patent and patents to issue in the future based on pending patent applications in this family will expire in 2036, not including any applicable patent term extension. In addition, we have an exclusive license to nineteen other patent families pending or granted worldwide directed to methods of synthesis of motixafortide and methods of use of motixafortide either alone or in combination with other drugs for the treatment of certain types of cancer and other indications. Furthermore, we have Orphan Drug status for AML, pancreatic cancer and stem cell mobilization, as well as data exclusivity protection afforded to motixafortide as an NCE.

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

Manufacturing

              Our laboratories are located in our headquarters in Modi’in, Israel, and are in part compliant with FDA regulations setting forth current good laboratory practices, or GLP. While our bioanalytical laboratory complies with these regulations, the chemistry and formulation, as well as the analytical laboratories, are limited in manufacturing scale and resources and are intended to support our projects for research and development activities only. These laboratories are not compliant with cGMP. Hence, we cannot independently manufacture drug substances or drug products for our current clinical trials or for commercial distribution. The cGMP contract manufacturing organization of the drug substances and drug products used for our current clinical trials do have these necessary cGMP approvals.

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

Motixafortide

There are a number of potentially competitive compounds under development that act as CXCR4 inhibitors, including, among others, Mozobil® (plerixafor), which is being marketed by Sanofi Genzyme as a stem cell mobilizer for autologous stem cell transplantation; burixafor developed by GPCR Therapeutics; X4P-001 (mavorixafor) developed by X4 Pharmaceuticals Inc for WHIM syndrome; and GMI-1359 developed by Glyco-Mimetics Inc for Solid Tumors.

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

In the last years we have seen a number of late-stage clinical failures of compounds for advanced PDAC, most notably APX500, Eryspase and devimistat in the last year. Most of these failed trials have been based on a single promising endpoint. There are very few compounds in advanced stages of development in PDAC, most notably Noxxon’s NOX-A12, which has announced initiation of a Phase 2 trial as a triple combination study in PDAC.

The field of AML has seen quite a few approvals in recent years, most of them being for specific subpopulations in specific lines of therapy. If approved, motixafortide will compete with many currently approved treatments for AML that include chemotherapy (doxorubicin, cytarabine, vincristine); radiation therapy; stem cell transplantation; hypomethylating agents Dacogen® (decitabine, Eisai and Johnson & Johnson); Vidaza® (azacitidine, Celgene); FLT3 Inhibitors Xospata® (gilteritinib), Vanflyta® (quizartinib); Rydapt® (midostaurin); IDH inhibitors Idhifa® (enasidenib) and Tibsovo® (ivosidenib). Other approved drugs for AML are Vyxeos® (liposomal cytarabine); Venclexta/Venclyxto® (Venetoclax, AbbVie); Daunorubicin® (Jazz Pharmaceuticals); Revlimid® (lenalidomide, Celgene); Daurismo® (glasdegib, Pfizer); and Mylotarg® (gemtuzumab, Pfizer).

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

If approved, AGI-134 will compete with approved treatments such as the oncolytic viruses Imlygic® (T-VEC; Amgen) and dendritic cell cancer vaccine Provenge® (sipuleucel-T; Dendreon Corp). In addition, there are several potentially-competitive compounds that are currently under development, including, among others, Pexa-Vec (pexastimogene devacirepvec, SillaJen and Transgene); Reolysin (pelareorep, Adlai Nortye Pharmaceutical Co Ltd and Oncolytics Biotech Inc.); Cavatak (MSD/Viralytics); NeoVax (BioNTech/Neon Therapeutics); IVAC Mutanome (BioNTech); TLR9 agonists such as lefitolimod (MGN-1703, Mologen Ag); tilsotolimod (IMO-2125, Idera Pharmaceuticals Inc.); SD-101 (TriSalus Life Sciences); CMP-001 (Checkmate Pharmaceuticals); ADU-S100 (Aduro BioTech Inc./Novartis); imprime PGG® (HiberCell) and MG1MA3 (Turnstone Biologics Inc/AbbVie). Most of these competitors have ongoing combination trials with the approved checkpoint inhibitors.

BL-5010

BL-5010 competes with a variety of approved destructive and non-destructive treatments for skin lesions. Both Endwarts® (Meda Health) and Eskata® (Aclaris therapeutics) are medical device-based treatments marketed for removal of warts.

Insurance

We maintain insurance for our offices and laboratory in Israel. This insurance covers approximately $5.3 million of equipment, consumables and lease improvements against risk of fire, lightning, natural perils and burglary (the latter coverage limited to $250,000), and $1.5 million of consequential damages (covering fixed damages and extra expenses). For our clinical activities, we carry life science liability insurance covering general liability with an annual coverage amount of $30.0 million per occurrence and product liability and clinical trials coverage with an annual coverage amount of $30.0 million each claim and in the aggregate. The annual aggregate as well as the maximum indemnity for a single occurrence, claim or circumstances under this insurance is $30.0 million. In addition, we maintain the following insurance: employer’s liability with coverage of $10.0 million for each occurrence and in the aggregate; third-party liability with coverage of $5.0 million for each occurrence and in the aggregate; all risk coverage of approximately $2.6 million for electronic and mechanical equipment; directors’ and officers’ liability with coverage of $15.0 million for each claim and in the aggregate; stock throughput insurance covering the API, clinical trials materials; and a global travel insurance policy.

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

Historically, different requirements by different countries’ regulatory authorities have influenced the submission of applications. However, a trend toward harmonization of drug and medical device approval standards, starting in individual countries in Europe and then in the EU as a whole, in Japan, the United Kingdom and in the United States under the aegis of what is now known as the International Council on Harmonisation, or ICH (created as the International Conference on Harmonisation in 1990), is gradually narrowing these differences. In many cases, compliance with ICH standards can help avoid duplication of non-clinical and clinical trials and enable companies to use the same basis for submissions to each of the respective regulatory authorities. The adoption of the Common Technical Document format by the ICH has greatly facilitated use of a single regulatory submission for seeking approval in the ICH regions and many other countries worldwide.

Summaries of the United States, EU, United Kingdom and Israeli regulatory processes follow below.

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

Unless a drug is exempt from the NDA process or the Biologics License Application, or BLA, process or subject to another regulatory procedure, the steps required before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation development;

•	submission to the FDA of an Investigational New Drug, or IND, application to conduct human clinical testing;

•	adequate and well controlled clinical trials to determine the safety and efficacy of the drug for each indication as well as to establish the exposure levels;

•	submission to the FDA of an application for marketing approval;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is manufactured; and

•	FDA review and approval of the drug and drug labeling for marketing.

Preclinical studies include laboratory evaluation of product chemistry, toxicity, formulation and stability, as well as animal studies. For preclinical studies conducted in the United States, and certain studies carried out outside the United States, we submit the results of the nonclinical studies, together with manufacturing information and analytical results, to the FDA as part of an IND, which must become effective before we may commence human clinical trials.

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

We conduct clinical trials typically in three sequential phases (1-3), but the phases may overlap or be combined. An institutional review board, or IRB, must review and approve each trial before it can begin. Phase 1 includes the initial administration of a tested drug to a small number of humans. These trials are closely monitored and may be conducted in patients but are usually conducted in healthy volunteer subjects. These trials are designed to determine the metabolic and pharmacologic actions of the drug in humans and the side effects associated with increasing doses as well as, if possible, to gain early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible adverse effects and safety risks and preliminarily evaluate the efficacy of the drug for specific indications. Phase 3 trials are large trials used to further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that we or our licensees will successfully complete Phase 1, Phase 2 or Phase 3 testing with respect to any therapeutic candidate within any specified period of time, if at all. Furthermore, clinical trials may be suspended at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. We and our licensees perform some of our nonclinical and clinical testing outside of the United States. The acceptability of the results of our preclinical and clinical testing by the FDA will be dependent upon adherence to applicable U.S. and foreign standards and requirements, including GLP, GCP and the Declaration of Helsinki for protection of human subjects.

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

European Union/European Economic Area

Clinical Trials

Within the European Union (EU) and the European Economic Area (EEA), which is composed of the 27 member states of the EU plus Norway, Iceland and Liechtenstein, the authorization of clinical trials occurs at member state level. The European Medicines Agency, or EMA, plays a key role in ensuring that GCP standards are applied across the European Economic Area, or EEA in cooperation with the member states. It also manages a database of clinical trials carried out in the EU.

Clinical trials in the EU are now regulated under Regulation (EU) 536/2014, or the CTR. As opposed to the former law, Directive 2001/20/EC, or CTD, which as an EU directive was not directly applicable in the member states, the CTR has immediate effect and does not have to be transposed into national law. While national law transposing the CTD varied to a great extent, the CTR aims at significant further harmonization of the law governing clinical trials in the EU. After significant delay, the CTR has now become applicable on January 31, 2022. The CTR further harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, or CTIS, which includes a centralized EU portal and database for clinical trials. The exact timing of the Regulation’s application depends on confirmation of full functionality of CTIS through an independent audit. The CTR will become applicable six months after the European Commission publishes notice of this confirmation. The CTR provides inter alia:

•	Consistent rules for conducting clinical trials throughout the EU;

•	Making information on the authorization, conduct and results of each clinical trial carried out in the EU publicly available;

•	Harmonized electronic submission and assessment process for clinical trials conducted in multiple member states;

•	Improved collaboration, information sharing and decision-making between and within member states;

•	Increased transparency of information on clinical trials; and

•	Higher standards of safety for all participants in EU clinical trials.

The authorization of a clinical trial (Phase I-III) in an EU member state requires the submission of a clinical trial application (CTA) via the EU Portal. The application will be reviewed by the competent authorities of the member states where the trial is supposed to take place. The application and approval process is conducted by the member states under the cooperation system set forth in the CTR. Particularities under member states’ national law still apply to some extent. In general, the CTA should include, among other documents, the study protocol, results of the nonclinical studies and manufacturing information and analytical results. Also, the sponsor has to suggest one of the concerned member states as reporting member state. The CTR aims at speeding up the validation and review of clinical trial applications and therefore provides strict deadlines.

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

Approval of Medical Devices

On May 26, 2021 the new Regulation EU No. 2017/745 on Medical Devices (Medical Devices Regulation) became applicable and has replaced the former regulatory framework for medical devices in the EU. The Medical Devices Regulation strengthens the medical devices rules in the EU. In particular, the Medical Devices Regulation results in several medical devices being classified in higher risk classes and therefore face elevated regulatory requirements. In addition, the Medical Devices Regulation generally elevates regulatory requirements to medical devices. With regard to in vitro diagnostic medical devices, the new Regulation EU 746/2017 on in vitro diagnostic medical devices will replace the current legal framework on May 26, 2022 and will also result in a stricter regime.

As the previous regime, the MDR requires that manufacturers of medical devices obtain the right to affix the CE mark to their products, which shows that the device has undergone a conformity assessment procedure, before selling them in EU member countries. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European law. In order to obtain the right to affix the CE mark to products, a manufacturer has to conduct the applicable conformity assessment procedure that may include a certification process involving a notified body. The type of conformity procedure that is applicable varies according to the nature of the device. Once the procedure has been successfully completed, the manufacturer is entitled to affix the CE mark on its products and commercially distribute those products throughout the EU without further conformance tests being required in other member states.

Data Privacy in the EU

The EU has a strict regime on data privacy under the General Regulation on Data Protection, Regulation 2016/679 (GDPR) that has become applicable on May 25, 2018. The GDPR as an EU regulation does not have to be implemented into member states’ national law but applies directly in all member states. It applies to companies with an establishment in the European Economic Area (EEA) that includes the 27 member states of the EU and Norway, Iceland and Liechtenstein. Furthermore, the GDPR applies to companies not located in the EEA but processing personal data of individuals located in the EEA (e.g., through online business). The GDPR implements stringent operational requirements for controllers of personal data, including, for example, obligations to justify the collection, use and other processing of personal data (e.g., based on the individual’s consent), to notify the individuals concerned about data processing activities, to protect all processed personal data through appropriate technical and organizational measures, and to implement a data protection compliance management. Furthermore, the GDPR defines high data security and compliance standards for the transfer of personal data to third countries, including the U.S. The operational requirements under the GDPR are even stricter in case of sensitive personal data, such as health or genetic data, that typically have to be stored in a pseudonymized (i.e., key-coded) manner. The GDPR provides that EU member states may in certain areas deviate from GDPR standards which results in varying laws and regulations at member states level. The applicable data protection laws in the EEA may limit our ability to share and otherwise process personal data. If our business falls below the GDPR standards, we may be subject to severe administrative fines (under the GDPR, in the amount of up to 4 % of the total worldwide annual turnover of our preceding financial year) and suffer significant loss of reputation.

United Kingdom

Effect of Brexit and Changed Legislation

The withdrawal of the United Kingdom (UK) from the EU took effect on January 1, 2021 (Brexit), and there are 27 member states remaining in the EU. As of January 1, 2021, the UK is a “third country” with regard to the EU (subject to the terms of the EU UK Trade Agreement) and EU law ceased to apply directly in the UK. However, the UK has retained the EU regulatory regime as standalone UK legislation with some amendments to reflect procedural and other requirements with respect to marketing authorizations and other regulatory provisions. Therefore, the UK regulatory regime with respect to medicines and medical devices is currently similar to EU regulations, but under new legislation, the Medicines and Medical Devices Act 2021, the UK may adopt changed regulations that may diverge from the EU legislative regime for medicines and their research, development and commercialization, medical devices and clinical trials. The separate UK regulatory system for these areas, albeit with transitional recognition procedures in the UK, may lead to additional regulatory costs.

In order to market a medicinal product in the United Kingdom, a license or marketing authorization must be obtained from the United Kingdom Medicines and Healthcare Products Regulatory Agency, or MHRA. The United Kingdom legislation includes multiple assessment routes for applications for medicinal products, including a 150-day national assessment or a rolling review application. Further, and for a transitional period until 31 December 2022, the MHRA may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure. In addition, the MHRA has the power to have regard to marketing authorizations approved in EU member states.

The MHRA reviews applications for orphan designation at the time of a marketing authorization application or as part of a subsequent variation to that authorization. To qualify for orphan designation, a medicine must meet certain criteria in the United Kingdom including that the medicine for the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, the prevalence of the condition must not be more than 5 in 10,000 or it must be unlikely that the marketing would generate sufficient returns to justify investment and no satisfactory method of diagnosis, prevention or treatment must exist in Great Britain or, if such a method exists the medicine must be of significant benefit to those affected by the condition. On grant of a marketing authorization with orphan status, the medicinal product will benefit from up to 10 years of market exclusivity from similar products in the approved orphan indication starting from the date of first approval of the product in Great Britain.

The United Kingdom has adopted new legislation, the Medicines and Medical Devices Act 2021 and may make changes to the licensing or authorization of medicines in the future.

Clinical Trials

As a consequence of Brexit, the United Kingdom has not adopted the new EU Regulation on Clinical Trials (Reg. EU No. 536/2014), or CTR, that became applicable on 31 January 2022. The rules with respect to clinical trials in the United Kingdom are therefore different from those in the EU and are based on previous EU legislation. In January 2022, the United Kingdom issued a consultation with respect to changes to clinical trial legislation.

Data Privacy in the EU

The UK’s data protection regime is currently based on the GDPR which continues to form part of law in the United Kingdom with some amendments following Brexit although there is a risk of divergence in the future which may increase our overall data protection compliance cost.

Israel

Israel Ministry of the Environment — Toxin Permit

In accordance with the Israeli Dangerous Substances Law - 1993, the Israeli Ministry of the Environment is required to grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until February 2025.

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

Israeli Government Programs

Israel Innovation Authority

Research and Development Grants. A number of our therapeutic products have been financed, in part, through funding from the IIA in accordance with Research Law. Through December 31, 2021 we have received approximately $22.0 million in aggregate funding from the IIA and have paid the IIA approximately $7.0 million in royalties under our approved programs. As of December 31, 2021, we have no contingent obligation to the IIA other than for motixafortide. In connection with the in-licensing of motixafortide from Biokine, and as a condition to IIA consent to the transaction, we agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $3.5 million as of December 31, 2021. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future.

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

D. Property, Plant and Equipment

We are headquartered in Modi’in, Israel. We entered into a lease agreement in August 2014, for an aggregate of 1,663 square meters (approximately 17,900 square feet) of space. Monthly rent is NIS 113,300 (approximately $35,400), including maintenance fees and parking. The initial term of the lease expired in June 2020, and we exercised our option to extend the lease through June 30, 2025. We have the option to extend the lease for two additional lease periods totaling up to an additional 5 years, each option at a 5% increase to the preceding lease payment amount.

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

A. Operating Results

History of Losses

Since our inception in 2003, we have generated significant losses in connection with our research and development. As of December 31, 2021, we had an accumulated deficit of $305.0 million. We may continue to generate losses in connection with the research and development activities relating to our pipeline of therapeutic candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to continue to incur operating losses, which may be substantial over the next several years, and we expect to need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), funding received from the IIA, payments received under out-licensing arrangements, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone and royalty payments that we may receive from our existing out-licensing agreement, potential future upfront, milestone or royalty payments that we may receive from out-licensing transactions for our other therapeutic candidates, potential revenues that we may receive from the direct commercialization of our other therapeutic candidates, interest earned on our investments, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2021, we held $57.1 million of cash, cash equivalents and short-term bank deposits.

Revenues

Our revenues to date have been generated primarily from milestone payments under previously existing out-licensing agreements.

We expect our revenues, if any, for the next several years to be derived primarily from future payments under out- licensing agreement and other potential collaboration arrangements, including future royalties on product sales.

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
Phase 3 registration study in autologous stem cell mobilization (GENESIS) completed; top-line results announced May 2021 showed highly statistically significant evidence across all primary and secondary endpoints favoring motixafortide in combination with G-CSF (p<0.0001). In addition, the combination was found to be safe and well tolerated. Pharmaco-economic studies showed positive results regarding the cost-effectiveness of using motixafortide versus both G-CSF alone and plerixafor in combination with G-CSF. Pre-NDA meeting with FDA in December 2021 resulted in FDA agreeing that our GENESIS study is sufficient to support an NDA submission.
			1.	NDA submission in mid-2022
	2.	Phase 2a study in pancreatic cancer (COMBAT/KEYNOTE-202) completed; full results showing improvement in all endpoints announced December 2020	2.	Evaluation and planning of next clinical development steps, including discussions towards potential collaborations and development of a protocol for a randomized controlled study
	3.	Phase 2 investigator-initiated study in first-line PDAC patients	3.	Data from the study is anticipated in mid-2022*
	4.	Phase 1b study in patients with ARDS secondary to COVID-19 and other respiratory viral infections	4.	Results of the preliminary analysis are expected in 2022*
AGI-134	Phase 1/2a study, ongoing		Initial proof-of-mechanism of action and efficacy results expected in second half of 2022

*These studies are investigator-initiated studies; therefore, the timelines are ultimately controlled by the independent investigators and are subject to change.

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

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of liabilities on account of the warrants issued in equity financings we carried out in July 2017, February 2019, May 2020 and June 2020. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes issuance expenses of the ATM sales agreements between us and H.C. Wainwright & Co., LLC, or HCW, entered into in September 2020 and September 2021, and the pro-rata share of issuance expenses from the placements related to the warrants. Sales-based royalties and other revenue from the license agreement with Perrigo have also been included as part of non-operating income, as the out-licensed product is not an integral part of our strategy and the amounts are not material.

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

Significant Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2021. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

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

Warrants

In connection with the direct placement to BVF Partners L.P., or BVF Partners, of 566,372 ADSs in July 2017, we issued (i) Series A warrants to purchase 198,230 ADSs at an exercise price of $30.00 per ADS and (ii) Series B warrants to purchase 198,230 ADSs at an exercise price of $60.00 per ADS. All the warrants are exercisable for a period of four years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current financial liability. The warrants expired in July 2021.

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

In connection with an underwritten public offering we completed in January 2021, we issued warrants to purchase 718,750 ADSs at an exercise price of $3.00 per ADS. The warrants are exercisable for a period of five years from the date of issuance. The warrants have been classified as shareholder’s equity.

Results of Operations -- Overview

Revenues

We did not record any revenues for the years ended December 31, 2019, 2020 and 2021.

Cost of revenues

We did not record any cost of revenues for the years ended December 31, 2019, 2020 and 2021.

Comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020

Research and development expenses

Research and development expenses for the year ended December 31, 2021 were $19.5 million, an increase of $1.3 million, or 7.1%, compared to $18.2 million for the year ended December 31, 2020. The increase resulted primarily from an increase in expenses associated with the AGI-134 study, as well as an increase in payroll and related-expenses due to a company-wide salary reduction related to the COVID-19 pandemic in the comparable 2020 period, offset by lower expenses associated with the completed motixafortide GENESIS and COMBAT clinical trials.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2021 were $1.0 million, an increase of $0.2 million, or 19.4% compared to $0.8 million for the year ended December 31, 2020. The increase resulted primarily from an increase in consultancy services related to motixafortide.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2021 were $4.3 million, an increase of $0.4, or 10.0% compared to $3.9 million for the year ended December 31, 2020. The increase resulted primarily from an increase in directors’ and officers’ insurance expenses.

Non-operating income (expense), net

We recognized net non-operating expenses of $1.8 million for the year ended December 31, 2021 compared to net non-operating expenses of $5.7 million for the year ended December 31, 2020. Non-operating expenses for both periods primarily relate to fair-value adjustments of warrant liabilities on our balance sheet and issuance expenses of the ATM.

Financial income (expense), net

We recognized net financial expenses of $0.4 million for the year ended December 31, 2021 compared to net financial expenses of $1.4 million for the year ended December 31, 2020. Net financial expenses for both periods primarily relate to interest paid on loans, offset by investment income earned on our bank deposits.

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

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	2020				2021
	(in thousands of U.S. dollars)
Consolidated Statements of Operations
Revenues	–	–	–	–	–	–	–	–
Cost of revenues	–	–	–	–	–	–	–	–
Research and development expenses	(5,422)	(4,640)	(3,484)	(4,627)	(4,278)	(5,139)	(4,923)	(5,126)
Sales and marketing expenses	(175)	(182)	(309)	(174)	(154)	(330)	(247)	(272)
General and administrative expenses	(1,243)	(744)	(856)	(1,071)	(1,017)	(1,044)	(1,047)	(1,200)
Operating loss	(6,840)	(5,566)	(4,649)	(5,872)	(5,449)	(6,513)	(6,217)	(6,598)
Non-operating income (expenses), net	469	(843)	294	(5,621)	(4,561)	(217)	710	2,238
Financial income	140	35	39	22	117	130	52	260
Financial expenses	(414)	(396)	(302)	(517)	(299)	(242)	(261)	(204)
Net loss	(6,645)	(6,770)	(4,618)	(11,988)	(10,192)	(6,842)	(5,716)	(4,304)

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

B. Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities, payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding from the IIA. At December 31, 2021, we had $57.1 million in cash, cash equivalents and short-term bank deposits. We have invested substantially all of our available cash funds in short-term bank deposits.

On October 31, 2017, we entered into that certain At-the-Market Sales Agreement, or the BTIG Sales Agreement, dated October 31, 2017, by and between us and BTIG, LLC, or BTIG.  Pursuant to the BTIG Sales Agreement, we could elect from time to time, to offer and sell through BTIG, acting as sales agent, our ADSs having an aggregate offering price of up to $30 million through an “at the market offering” as defined in Rule 415(a)(4), or the BTIG ATM Offering. From the effective date of the BTIG Sales Agreement through September 24, 2020, we sold an aggregate of 2,923,553 ADSs for an aggregate offering price of $13.0 million. On May 26, 2020, we terminated the prospectus supplement dated April 17, 2020 related to the BTIG ATM Offering, and we terminated the BTIG Sales Agreement effective September 24, 2020.

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

On September 25, 2020, we entered into the Original HCW Offering Agreement with HCW. Pursuant to the Original HCW Offering Agreement, we were able to offer and sell, from time to time, at our option, up to $25.0 million of our ADSs through an “at-the-market” equity offering program under which HCW agreed to act as sales agent. From the effective date of the Original HCW Offering Agreement through September 3, 2021, we sold an aggregate of 7,381,101 ADSs for an aggregate offering price of $24.5 million. On September 3, 2021, the Original HCW Offering Agreement was terminated.

On January 22, 2021, we sold 14,375,000 ADSs at a price to the public of $2.40 per ADS, resulting in gross proceeds of $34.5 million. HCW acted as the sole book-running manager for the offering. We paid an aggregate of $2.4 million in placement agent fees and expenses and issued placement agent warrants to purchase 718,750 ADS. The placement agent warrants are immediately exercisable at a price of $3.00 per ADS, subject to adjustment in certain circumstances, and expire five years from the commencement of sales under the offering.

On September 3, 2021, we entered into the New HCW Offering Agreement with HCW, pursuant to which we may offer and sell, at our option, up to $25.0 million of our ADSs through an “at-the-market” equity program under which HCW agreed to act as sales agent. As of March 15, 2022, we have sold 402,327 of our ADSs for total gross proceeds of approximately $1.1 under the New HCW Offering Agreement.

Net cash used in operating activities for the year ended December 31, 2021 was $23.6 million, compared to $23.2 million for the year ended December 31, 2020 and $22.7 million for the year ended December 31, 2019. The $0.4 million increase in 2021 was primarily the result of an increase in research and development expenses. The $0.5 million increase in 2020 was primarily the result of a decrease in accounts payable and accruals.

Net cash used in investing activities for the year ended December 31, 2021 was $38.2 million, compared to net cash provided by financing activities of $16.7 million for the year ended December 31, 2020 and $5.3 million for the year ended December 31, 2019. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits during the respective periods.

Net cash provided by financing activities for the year ended December 31, 2021 was $57.7 million, compared to $17.9 million for the year ended December 31, 2020 and $19.2 million for the year ended December 31, 2019. The cash flows in 2021 primarily reflect the underwritten public offering of our ADSs in January 2021, warrant exercises, and net proceeds from the ATM facility, offset by repayments of the loan from Kreos Capital. The cash flows in 2020 primarily reflect the registered direct offerings of our ADSs in May and June 2020, as well as net proceeds from the ATM facility, offset by repayments of the loan from Kreos Capital. The cash flows in 2019 primarily reflect the underwritten public offering of our ADSs in February 2019, as well as net proceeds from the ATM program.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our current projected cash requirements into the first half of 2024, we will require additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational and commercial infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates;

•	market conditions;

•	payments to the IIA; and

•	the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

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

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2021:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)

Car leasing obligations	213	97	116	-	-
Premises leasing obligations	1,954	444	844	666	-
Purchase commitments	8,432	6,636	1,596	200	-
Total	10,599	7,177	2,556	866	-

The premises leasing obligations in the foregoing table include our commitments under the lease agreement for our facility in Modi’in. See “Item 4. Information on the Company — Property, Plant and Equipment.” The initial term of the lease began on June 15, 2015 and expired June 2020. We have exercised an option to extend the lease through June 30, 2025 and have the option to extend the lease for two additional lease periods totaling up to an additional 5 years, each option at a 5% increase to the preceding lease payment amount. The monthly lease fee is $26,000. In addition, we pay building maintenance charges of $9,400 per month.

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

D. Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

E. Critical Accounting Estimates

We prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to deferred revenue, revenue recognition, stock-based compensation and fair value of marketable debt securities. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Executive Officers and Directors

The following table sets forth information for our executive officers and directors as of March 15, 2022. Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., 2 HaMa’ayan Street, Modi’in 7177871, Israel.

Name	Age	Position(s)

Philip A. Serlin, CPA, MBA	61	Chief Executive Officer
Mali Zeevi, CPA	46	Chief Financial Officer
Ella Sorani, Ph.D.	54	Chief Development Officer
Abi Vainstein-Haras, M.D.	47	Chief Medical Officer
Aharon Schwartz, Ph.D. (1)	79	Chairman of the Board
Michael J. Anghel, Ph.D. (1)(4)	83	Director
Nurit Benjamini, MBA (1)(2)(3)(4)	55	External Director
B.J. Bormann, Ph.D. (1)	63	Director
Raphael Hofstein, Ph.D. (1)(2)(3)	72	Director
Avraham Molcho, M.D. (1)(2)(3)	64	External Director
Sandra Panem, Ph.D. (1)	75	Director

(1)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(2)	A member of our audit committee.

(3)	A member of our compensation committee.

(4)	A member of our investment monitoring committee.

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

Aharon Schwartz, Ph.D., has served as the Chairman of our Board of Directors since 2004. He served in a number of positions in Teva from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. Dr. Schwartz is currently a member of the board of directors of Protalix Ltd. (NYSE American:PLX) and Barcode Ltd. He also works as an independent consultant. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. In addition, Dr. Schwartz holds a Ph.D. from the Hebrew University of Jerusalem in the history and philosophy of science.

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

            Nurit Benjamini, MBA, has served as an external director on our Board of Directors and as the chairperson of our Audit Committee of our Board of Directors since 2010. In addition, Ms. Benjamini has served on our Investment Monitoring Committee since 2010 and on our Compensation Committee since 2012. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of Crazy Labs Ltd. (formerly TabTale Ltd.), a company that creates fresh mobile content for everyone. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com Ltd. (Nasdaq:WIX); from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd. (now Sigma Designs Israel Ltd., a subsidiary of Sigma Designs Inc. (Nasdaq:SIGM)); and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Ms. Benjamini serves on the board of directors, and as chairperson of the audit committee, of Caesarstone Ltd. (Nasdaq: CSTE). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

           BJ Bormann, Ph.D., has served on our Board of Directors since August 2013. Dr. Bormann currently serves as the Vice President of Translational Science and Network Alliances at The Jackson Laboratory, a non-profit organization focused on the genetic basis of disease. Dr. Bormann was previously the Chief Executive Officer of Supportive Therapeutics, LLC, a Boston based company that is developing two molecules for use in the supportive care of oncology patients. In the past several years Dr. Bormann has held executive positions in several biotechnology companies including NanoMedical Systems (Austin, Texas), Harbour Antibodies (Rotterdam, The Netherlands) and Pivot Pharmaceuticals (PVTF: OTC listed). Prior to these engagements, Dr. Bormann was Senior Vice President responsible for world-wide alliances, licensing and business development at Boehringer Ingelheim Pharmaceuticals, Inc. from 2007 to 2013. From 1996 to 2007, she served in a number of positions at Pfizer, Inc., the last one being Vice President of Pfizer Global Research and Development and world-wide Head of Strategic Alliances. Dr. Bormann serves on the board of directors of various companies, including Xeris BioPharma, Inc (Nasdaq:XERS) and NanoMedical Systems (private). Dr. Bormann received her Ph.D. in biomedical science from the University of Connecticut Health Center and her B.Sc. from Fairfield University in biology. Dr. Bormann completed postdoctoral training at Yale Medical School in the department of pathology.

Raphael Hofstein, Ph.D., has served on our Board of Directors since 2003, our Audit Committee since 2007 and our Compensation Committee since 2012. Dr. Hofstein has served as the President and Chief Executive Officer of MaRS Innovation (a commercialization company for 15 of Toronto’s universities, institutions and research institutes plus the MaRS Discovery District) from June 2009 to March 2020. From 2000 through June 2009, Dr. Hofstein was the President and Chief Executive Officer of Hadasit Medical Research Services and Development Ltd., or Hadasit, the technology transfer company of Hadassah University Hospitals. He has served as chairman of the board of directors of Hadasit since 2006. Prior to joining Hadasit, Dr. Hofstein was the President of Mindsense Biosystems Ltd. and the Business Unit Director of Ecogen Inc. and has held a variety of other positions, including manager of R&D and chief of immunochemistry at the International Genetic Science Partnership. Dr. Hofstein serves on the board of directors of numerous companies. Dr. Hofstein received his Ph.D. and M.Sc. from the Weizmann Institute of Science, and his B.Sc. in chemistry and physics from the Hebrew University in Jerusalem. Dr. Hofstein completed postdoctoral training at Harvard Medical School in both the departments of biological chemistry and neurobiology.

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

B. Compensation

Employment Agreements

We have entered into written employment agreements with each of our executive officers, the terms of which are consistent with the provisions of our Compensation Policy for Executives and Directors, or Compensation Policy, which was approved by our shareholders in July 2019, and amended by our shareholders in March 2020 and April 2021. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

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

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits
	(in thousands of U.S. dollars)
All directors and senior management as a group, consisting of 11 persons	1,735	867

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our four executive officers during the year ended December 31, 2021.

Name and Position	Salary	Social Benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in thousands of U.S. dollars)
Philip A. Serlin Chief Executive Officer	290	81	251	259	23	904
Mali Zeevi Chief Financial Officer	186	52	135	67	18	458
Abi Vainstein-Haras Chief Medical Officer	204	47	119	69	21	460
Ella Sorani Chief Development Officer	212	60	122	66	20	480

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2021.

(3)	“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

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

According to our Articles of Association, our Board of Directors must consist of at least five and not more than 10 directors, including external directors. Currently, our Board of Directors consists of seven directors, including two external directors as required by the Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law as detailed below, our directors are elected at a general or extraordinary meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or extraordinary meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors, other than external directors, to fill vacancies on the Board of Directors to serve until the next general meeting or extraordinary meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, under certain conditions, to two additional terms, although the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be further extended under certain conditions. External directors may be removed from office only pursuant to the terms of the Companies Law. Our last annual meeting of shareholders was held in December 2021. For additional information concerning external directors, see “— External Directors.”

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

Compensation Committee

Pursuant to the Companies Law, the board of directors of an Israeli publicly-traded company is required to appoint a compensation committee comprised of at least three members, including all of the external directors of a company, and one of the external directors must serve as chairman of the committee. A majority of the members of the Compensation Committee are required to be external directors and the rest of the members shall be members whose terms of service are as required under the Companies Law. Such compensation committee may not include:

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

In December 2013, a general meeting of our shareholders approved our first Executive Compensation Policy which had been recommended by our Compensation Committee and approved by our Board of Directors. At the annual general meeting of our shareholders in July 2019, our shareholders approved our current Compensation Policy which was amended at a general meeting of our shareholders in March 2020 and April 2021. Below is a summary discussion of the main provisions of the Compensation Policy:

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

The term personal interest is defined under the Companies Law to include the personal interest of a person in an action or in the business of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person or any of his/her relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest stemming solely from the fact of holding shares in such corporation. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “— Audit Committee” for the general definition of “controlling shareholder” under the Companies Law. In connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, the definition of “controlling shareholder” also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

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

If such transaction concerns the terms of office and employment of such controlling shareholder, in his capacity as an office holder or an employee of the company, such terms of office and employment approved by the compensation committee and board of directors shall be in accordance with the compensation policy of the company. Nonetheless, the compensation committee and the board of directors may approve terms of office and compensation of a controlling shareholder which do not comply with the company’s compensation policy, provided that the compensation committee and, thereafter, the board of directors approve such terms, based on, among other things, the considerations and mandatory requirements set forth in the Companies Law. Following such approval by the compensation committee and board of directors, shareholder approval would be required.

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

An Israeli company may not indemnify or insure an office holder against any of the following, and any provision in a company’s articles of association which allows for any of the following is invalid:

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

Our Articles of Association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. In November 2011, our shareholders approved (i) the amendment of our Articles of Association to authorize indemnification and insurance in connection with administrative enforcement proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Companies Law described above and (ii) a new form of indemnification letter for our directors and officers so as to reflect the amendment to our Articles of Association, which new form of letter was also approved in October 2011 by our Audit Committee and Board of Directors, and in November 2011 by our shareholders. The terms of such agreements are consistent with the provisions of the Compensation Policy which was approved by our shareholders in July 2019, as amended by our shareholders in March 2020 and April 2021.

Our office holders are currently covered by a directors’ and officers’ liability insurance policy. The terms of such directors’ and officers’ insurance are consistent with the provisions of the Compensation Policy which was approved by our shareholders in July 2019, as amended by our shareholders in March 2020 and April 2021. The Compensation Policy authorizes us to purchase insurance policies (including run-off policies) to cover the liability of directors and office holders that are in office at such time and that shall be in office from time to time, including directors and office holders that may have a controlling interest in the Company. Such insurance policies are authorized within the following limits: (1) the premium for each policy period shall not exceed $550,000, (2) the maximum aggregate limit of liability pursuant to the policies shall not exceed $20 million for each insurance period, and (3) the maximum deductible shall not exceed $250,000. In addition, the Compensation Committee is authorized to increase the coverage purchased and/or the premium paid for such policies by up to 30% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law. See also “Related Party Transactions — Indemnification Agreements.”

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

D. Employees

As of December 31, 2021, we had 38 employees, all of whom are employed in Israel. Of our employees, 14 hold M.D. or Ph.D. degrees.

	December 31,
	2019	2020	2021

Management and administration	10	9	9
Research and development	30	27	27
Sales and marketing	2	2	2
Total	42	38	38

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

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 15, 2022 of each of our directors and executive officers individually and as a group.

	Number of
	Ordinary Shares
	Beneficially	Percent of
	Held	Class

Directors

Aharon Schwartz(1)	2,168,333	*
Michael J. Anghel(2)	413,333	*
Nurit Benjamini(3)	403,333	*
B.J. Bormann(4)	413,333	*
Raphael Hofstein(5)	413,333	*
Avraham Molcho(6)	403,333	*
Sandra Panem(7)	413,333	*

Executive officers

Philip A. Serlin(8)	4,093,647	*
Mali Zeevi(9)	1,486,427	*
Ella Sorani(10)	1,290,302	*
Abi Vainstein-Haras(11)	1,497,502	*

All directors and executive officers as a group (11 persons)(12)	12,996,209	1.56%

* Less than 1.0%.

(1)
Includes 413,333 ordinary shares issuable upon exercise of outstanding options within 60 days of March 15, 2022. Does not include 46,667 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 15, 2022.

(2)
Includes 413,333 ordinary shares issuable upon exercise of outstanding options within 60 days of March 15, 2022. Does not include 46,667 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 15, 2022.

(3)
Includes 403,333 ordinary shares issuable upon exercise of outstanding options within 60 days of March 15, 2022. Does not include 46,667 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 15, 2022.

(4)
Includes 413,333 ordinary shares issuable upon exercise of outstanding options within 60 days of March 15, 2022. Does not include 46,667 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 15, 2022.

(5)
Includes 413,333 ordinary shares issuable upon exercise of outstanding options within 60 days of March 15, 2022. Does not include 46,667 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 15, 2022.

(6)
Includes 403,333 ordinary shares issuable upon exercise of outstanding options within 60 days of March 15, 2022. Does not include 46,667 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 15, 2022.

(7)
Includes 413,333 ordinary shares issuable upon exercise of outstanding options within 60 days of March 15, 2022. Does not include 46,667 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 15, 2022.

(8)
Includes 3,921,729 issued ordinary shares upon exercise of outstanding options within 60 days of March 15, 2022. Does not include 4,920,107 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 15, 2022.

(9)
Includes 1,249,310 ordinary shares issuable upon exercise of outstanding options within 60 days of March 15, 2022. Does not include 1,138,123 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 15, 2022.

(10)
Includes 1,224,152 ordinary shares issuable upon exercise of outstanding options within 60 days of March 15, 2022. Does not include 1,138,123 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 15, 2022.

(11)
Includes 1,414,752 ordinary shares issuable upon exercise of outstanding options within 60 days of March 15, 2022. Does not include 1,138,123 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 15, 2022.

(12)
Includes 10,683,274 ordinary shares issuable upon exercise of outstanding options within 60 days of March 15, 2022. Does not include 8,661,145 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 15, 2022.

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

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Bank of New York Mellon, or BNY, is the holder of record for the Company’s American Depositary Receipt program, pursuant to which each ADS represents 15 ordinary shares. As of March 15, 2022, BNY held 625,171,826 ordinary shares representing 87.4% of our issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Equity Compensation Plan

2003 Share Incentive Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Incentive Plan, or the Plan. The Plan provides for the granting of options, ordinary shares, restricted stock units and performance stock units to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for equity grants to be made at the determination of our Board of Directors in accordance with applicable law. As of March 15, 2022, there were 43.7 million ordinary shares issuable upon the exercise of outstanding equity grants under the Plan.

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

From time to time, our Board of Directors has approved an increase in the number of shares reserved for the purpose of equity grants pursuant to the Plan. As of March 15, 2022, the number of shares so reserved was 5.6 million.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 15, 2022.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. The regular corporate tax rate in Israel is 23% for the year 2018 and thereafter. Capital gains derived by an Israeli company are now generally subject to tax at the same rate as the corporate tax rate.

Under amendment no. 73 to the Encouragement of Capital Investment Law, a portion of the Company’s taxable income in Israel is entitled to a preferred 12% tax rate on its income derived from intellectual property. As of December 31, 2021, the tax loss carryforwards of BioLineRx were approximately $325 million. The tax loss carryforwards have no expiration date.

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

Under the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25. Where the recipient is a U.S. corporation owning 10% or more of the voting stock of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and the dividend is not paid from the profits of a Benefited Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director, a general manager of the company or holders of similar offices in other bodies of persons, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right.

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

Excess Tax. Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 663,240 for 2022 and thereafter, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

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

Taxation of U.S. Investors

The discussions under “— Distributions,” and under “— Sale, Exchange or Other Disposition of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC for the taxable year ending December 31, 2022, and it is possible that we will be a PFIC for the taxable year ending December 31, 2022 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

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

Distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Any dividend paid by us in a taxable year in which we are a PFIC (or with respect to which we were a PFIC in the preceding taxable year) will be subject to tax at regular ordinary income rates. As mentioned above, we believe we were not a PFIC for our 2021 taxable year and have not determined whether we will be a PFIC for our 2022 taxable year.  U.S. Investors should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares and ADSs.

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

We believe that we were a PFIC for U.S. federal income tax purposes for taxable years ended prior to December 31, 2009 and for taxable years ended December 31, 2011, 2012 and 2014 through 2019. We believe we were not a PFIC for taxable years ended 2009, 2010, 2013, 2020 and 2021, and we have not determined whether we will be a PFIC for the taxable year ending December 31, 2022. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for taxable year ending December 31, 2022 or in any subsequent year. Upon request, we intend to annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

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

A U.S. Investor makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we intend to annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. A QEF election will not apply to any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Each U.S. Investor is encouraged to consult its own tax advisor with respect to tax consequences of a QEF election with respect to us.

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

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Investor, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Investor is treated as a direct or indirect Non-Electing U.S. Investor even if we are not a PFIC for such years. A U.S. Investor is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Section 1298(b)(1) of the Code. In addition, U.S. Investors should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC, including IRS Form 8621.

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

ITEM 13.  DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a.	Disclosure Controls and Procedures

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

b.	Management’s Annual Report on Internal Control over Financial Reporting

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

c.	Attestation Report of Registered Public Accounting Firm

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, appearing under “Item 18. Financial Statements” on page F-2, and such report is incorporated herein by reference.

d.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2020	2021
Services Rendered	(in thousands of U.S. dollars)

Audit Fees(1)	110	130
Audit-Related Fees(2)	38	25
Tax Fees(3)	16	20
All Other Fees	-	-
Total	164	175

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

•
Independent Directors. Our Board of Directors includes two external directors in accordance with the provisions contained in Sections 239-249 of the Companies Law and Rule 10A-3 of the general rules and regulations promulgated under the Securities Act, rather than a majority of independent directors. Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as a foreign private issuer we are not exempt from the SEC independence requirement), and we must also ensure that a majority of the members of our Audit Committee are independent directors as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Rules otherwise require. If we qualify as an Eligible Company and opt to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the audit and compensation committees, we will be required at all times to comply with the U.S. rules and regulations governing the appointment of independent directors and composition of the audit and compensation committees applicable to U.S. domestic issuers instead of complying with the Companies Law provisions relating to external directors and composition of the audit and compensation committees.

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.  FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm.

ITEM 19.  EXHIBITS

Exhibit Number	Exhibit Description
2.1(1)	Articles of Association, as amended September 24, 2020
2.2(1)	Description of Securities Registered under Section 12
2.3(2)
Deposit Agreement dated as of July 21, 2011 among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

2.4(2)	Form of American Depositary Receipt; the Form is Exhibit A of the deposit agreement which is Exhibit 2.2 above.
4.1(3)	Employment Agreement with Philip Serlin, dated May 24, 2009
4.2(1)	Amendment to Employment Agreement between BioLineRx Ltd. and Philip Serlin, dated September 24, 2020
4.3(3)	Employment Agreement with Mali Zeevi, dated September 16, 2009
4.4(1)	Amendment to Employment Agreement between BioLineRx Ltd and Mali Zeevi, dated September 24, 2020
4.5(3)	Employment Agreement with Abi Vainstein-Hara, dated April 2, 2014
4.6(1)	Amendment to Employment Agreement between BioLineRx Ltd and Abi Vainstein-Hara, dated September 24, 2020
4.7(2)	Employment Agreement with Ella Sorani, dated January 11, 2017
4.8(1)	Amendment to Employment Agreement between BioLineRx Ltd and Ella Sorani, dated September 24, 2020
4.9†(4)	License Agreement entered into as of November 25, 2007 between BioLine Innovations Jerusalem L.P. and Innovative Pharmaceutical Concepts, Inc.
4.10(5)	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan
4.11(6)	License Agreement entered into as of September 2, 2012 by and between the Registrant and Biokine Therapeutics Ltd.
4.12(7)†	Amendment Agreement entered into as of October 2, 2018 by and between the Registrant and Biokine Therapeutics Ltd.
4.13(7)	Loan Agreement entered into as of October 2, 2018, by and between the Registrant and Kreos Capital V (Expert Fund) L.P.

4.14(7)	Warrant issued to Kreos Capital V dated October 2, 2018
4.15(8)	Compensation Policy for Executives and Directors, as amended
4.16	Amendment to the Compensation Policy for Executives and Directors
4.17(9)
Lease Agreement entered into as of August 7, 2014 between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. as Lessor and the Registrant as Lessee, as amended (English summary of the Hebrew original)

4.18(10)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV
4.19†	Clinical Trial Collaboration and Supply Agreement entered into as of January 11, 2016 between the Registrant and Merck Sharp & Dohme B.V.
4.20†	Amendment No. 2 to Clinical Trial Collaboration and Supply Agreement entered into as of July 24, 2018 between the Registrant and Merck Sharp & Dohme B.V.
4.21(3)†	Amended and Restated Exclusive License Agreement entered into as of April 30, 2013 between the University of Massachusetts and Agalimmune Ltd.
4.22†	Patent and Know-how License Agreement entered into as of September 19, 2017 between Kode Biotech Limited and Agalimmune Ltd.
4.23†	Second Amendment Agreement entered into as of October 16, 2018 between the University of Massachusetts and Agalimmune Ltd.
4.24†	Amendment No. 1 to License Agreement entered into as of June 18, 2018 between the Registrant and Wartner Europe BV
4.25(8)	First Addendum to License Agreement entered into as of October 16, 2019 by and between the Registrant and Biokine Therapeutics Ltd., as amended.
4.26(11)	Form of Warrant issued February 7, 2019
4.27 (12)	Form of Warrant issued by BioLineRx Ltd. on May 28, 2020
4.28(12)	Form of Placement Agent Warrant issued by BioLineRx Ltd. on May 28, 2020
4.29(13)	Form of Warrant issued by BioLineRx Ltd. on June 3, 2020
4.30(13)	Form of Placement Agent Warrant issued by BioLineRx Ltd. on June 3, 2020
4.31(14)	Amended and Restated Underwriting Agreement, dated January 19, 2021, by and between BioLineRx Ltd. and H.C. Wainwright & Co., LLC
4.32(14)	Form of Underwriter Warrant to be issued by BioLineRx Ltd. on January 22, 2021
4.33(15)	At-the-Market Sales Agreement, dated September 3, 2021, between BioLineRx Ltd. and H.C. Wainwright & Co., LLC
8.1	List of Subsidiaries of BioLineRx Ltd.
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant
101
The following financial information from BioLineRx Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 formatted in Inline XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Financial Position at December 31, 2021 and 2020; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021, 2020 and 2019; (iii) Statements of Changes in Equity for the years ended December 31, 2021, 2020 and 2019; (iv) Consolidated Cash Flow Statements for the years ended December 31, 2021, 2020 and 2019; and (v) Notes to the Consolidated Financial Statements.

Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

(1)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on February 23, 2021.

(2)
Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6EF (No. 333-218969) filed by the Bank of New York Mellon on June 26, 2017 with respect to the Registrant’s American Depositary Shares.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2017.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(5)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 10, 2016.

(6)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on May 31, 2016.

(7)	Incorporated by reference to the Registrant’s Form 6-K filed on October 3, 2018.

(8)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 12, 2020.

(9)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on September 22, 2015.

(11)	Incorporated by reference to the Registrant’s Form 6-K filed on February 7, 2019.

(12)	Incorporated by reference to the Registrant’s Form 6-K filed on May 28, 2020.

(13)	Incorporated by reference to the Registrant’s Form 6-K filed on June 3, 2020.

(14)	Incorporated by reference to the Registrant’s Form 6-K filed on January 22, 2021.

(15)	Incorporated by reference to the Registrant’s Form 6-K filed on September 3, 2021.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer
Date: March 16, 2022

BioLineRx Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of BioLineRx Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of BioLineRx Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b).  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Intellectual Property Impairment Assessment

As described in Notes 4 and 8 to the consolidated financial statements, the Company's intangible assets relating to intellectual property balance was $21.7 million as of December 31, 2021. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of the intellectual property may be impaired. Potential impairment is identified by comparing the fair value of the intellectual property to its carrying value. Fair value is estimated by management using a discounted cash flow model. Management's cash flow projections included significant judgments and assumptions relating to weighted average cost of capital and the amount and timing of projected future cash flows.

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

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Ltd.

Tel Aviv, Israel
March 15, 2022

We have served as the Company’s auditor since 2003.

BioLineRx Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31,
		2020	2021
		in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5	16,831	12,990
Short-term bank deposits	6	5,756	44,145
Prepaid expenses		152	127
Other receivables	16a	141	142
Total current assets		22,880	57,404

NON-CURRENT ASSETS
Property and equipment, net	7	1,341	952
Right-of-use assets, net	9	1,355	1,331
Intangible assets, net	8	21,714	21,704
Total non-current assets		24,410	23,987
Total assets		47,290	81,391

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	10	3,092	2,757
Accounts payable and accruals:
Trade	16b	5,918	5,567
Other	16b	1,440	1,227
Current maturities of lease liabilities	9	191	168
Total current liabilities		10,641	9,719

NON-CURRENT LIABILITIES
Warrants	11c	10,218	1,859
Long-term loan, net of current maturities	10	2,740	-
Lease liabilities	9	1,661	1,726
Total non-current liabilities		14,619	3,585

COMMITMENTS AND CONTINGENT LIABILITIES	14
Total liabilities		25,260	13,304

EQUITY	11
Ordinary shares		9,870	21,066
Share premium		279,241	339,346
Warrants		-	975
Capital reserve		12,322	13,157
Other comprehensive loss		(1,416)	(1,416)
Accumulated deficit		(277,987)	(305,041)
Total equity		22,030	68,087
Total liabilities and equity		47,290	81,391

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,
		2019	2020	2021
		in USD thousands

RESEARCH AND DEVELOPMENT EXPENSES	16c	(23,438)	(18,173)	(19,466)
SALES AND MARKETING EXPENSES	16d	(857)	(840)	(1,003)
GENERAL AND ADMINISTRATIVE EXPENSES	16e	(3,816)	(3,914)	(4,308)
OPERATING LOSS		(28,111)	(22,927)	(24,777)
NON-OPERATING INCOME (EXPENSES), NET	16f	4,165	(5,701)	(1,830)
FINANCIAL INCOME	16g	777	236	559
FINANCIAL EXPENSES	16h	(2,277)	(1,629)	(1,006)
LOSS AND COMPREHENSIVE LOSS		(25,446)	(30,021)	(27,054)

		in USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED	13	(0.17)	(0.12)	(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	13	146,407,055	252,844,394	662,933,695

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.
STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2019	3,110	250,192	-	11,955	(1,416)	(222,520)	41,321
CHANGES IN 2019:
Issuance of share capital and warrants, net	1,580	14,165	-	-	-	-	15,745
Employee stock options exercised	2	83	-	(84)	-	-	1
Employee stock options forfeited and expired	-	1,498	-	(1,498)	-	-	-
Share-based compensation	-	-	-	1,759	-	-	1,759
Comprehensive loss for the year	-	-	-	-	-	(25,446)	(25,446)
BALANCE AT DECEMBER 31, 2019	4,692	265,938	-	12,132	(1,416)	(247,966)	33,380
CHANGES IN 2020:
Issuance of share capital and warrants, net	4,777	9,395	-	-	-	-	14,172
Warrants exercised	393	2,826	-	-	-	-	3,219
Employee stock options exercised	8	228	-	(228)	-	-	8
Employee stock options forfeited and expired	-	854	-	(854)	-	-	-
Share-based compensation	-	-	-	1,272	-	-	1,272
Comprehensive loss for the year	-	-	-	-	-	(30,021)	(30,021)
BALANCE AT DECEMBER 31, 2020	9,870	279,241	-	12,322	(1,416)	(277,987)	22,030
CHANGES IN 2021:
Issuance of share capital and warrants, net	8,956	40,476	975	-	-	-	50,407
Warrants exercised	2,235	18,967	-	-	-	-	21,202
Employee stock options exercised	5	41	-	(39)	-	-	7
Employee stock options forfeited and expired	-	621	-	(621)	-	-	-
Share-based compensation	-	-	-	1,495	-	-	1,495
Comprehensive loss for the year	-	-	-	-	-	(27,054)	(27,054)
BALANCE AT DECEMBER 31, 2021	21,066	339,346	975	13,157	(1,416)	(305,041)	68,087

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2019	2020	2021
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Loss	(25,446)	(30,021)	(27,054)
Adjustments required to reflect net cash used in operating activities (see appendix below)	2,780	6,815	3,481
Net cash used in operating activities	(22,666)	(23,206)	(23,573)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(43,545)	(33,500)	(78,000)
Maturities of short-term deposits	48,875	50,168	39,873
Purchase of property and equipment	(67)	-	(97)
Purchase of intangible assets	(6)	-	-
Net cash provided by (used in) investing activities	5,257	16,668	(38,224)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	20,297	19,246	50,407
Exercise of warrants	-	1,969	10,907
Employee stock options exercised	1	8	7
Repayments of loans	(889)	(3,133)	(3,376)
Repayments of lease liabilities	(215)	(224)	(196)
Net cash provided by financing activities	19,194	17,866	57,749

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,785	11,328	(4,048)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	3,404	5,297	16,831
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	108	206	207
CASH AND CASH EQUIVALENTS - END OF YEAR	5,297	16,831	12,990

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2019	2020	2021
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	940	934	703
Long-term prepaid expenses	56	-	-
Exchange differences on cash and cash equivalents	(108)	(206)	(207)
Fair value adjustments of warrants	(4,634)	5,142	1,936
Share-based compensation	1,759	1,272	1,495
Interest on short-term deposits	(775)	(232)	(262)
Interest on loans	647	474	301
Warrant issuance costs	417	594	-
Exchange differences on lease liabilities	154	125	55
	(1,544)	8,103	4,021

Changes in operating asset and liability items:
Decrease in prepaid expenses and other receivables	1,106	428	24
Increase (decrease) in accounts payable and accruals	3,218	(1,716)	(564)
	4,324	(1,288)	(540)

	2,780	6,815	3,481

Supplemental information on interest received in cash	868	381	138

Supplemental information on interest paid in cash (see Notes 9 and 10)	1,198	994	682

Supplemental information on non-cash transactions (see Notes 9 and 11c)	147	1,251	10,112

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

In 2017, the Company acquired substantially all the outstanding shares of Agalimmune Ltd. (“Agalimmune”), a private company incorporated in the United Kingdom, with a focus on the field of immuno-oncology.

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

The Company has incurred accumulated losses in the amount of $305 million through December 31, 2021 and cannot determine with reasonable certainty when and if it will have sustainable profits. See Note 3c with regard to the Company's management of liquidity risk.

b.	Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2021 were approved by the Board of Directors on March 15, 2022, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s consolidated financial statements as of December 31, 2020 and 2021, and for each of the three years in the period ended December 31, 2021, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise.

The consolidated financial statements have been prepared on the basis of historical cost, subject to adjustment of warrant liabilities to their fair value through profit or loss.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

a.	Basis of presentation (cont.)

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. Actual results could differ from those estimates.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

d.	Cash equivalents and short-term bank deposits

Cash and cash equivalents include cash on hand and short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use. Bank deposits with original maturity dates of more than three months and with a current maturity date of less than one year from the balance sheet date are included in short-term bank deposits. The fair value of cash equivalents and short-term bank deposits approximate their carrying value, since they bear interest at rates close to the prevailing market rates.

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2021, the Company has not yet capitalized development expenses.

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

The amounts recorded as an employee benefit expense in respect of pension and severance pay obligations for the years 2019, 2020 and 2021 were $580,000, $668,000 and $744,000, respectively.

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

The diluted loss per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants issued to investors, as well as equity instruments granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2019, 2020 and 2021, as their effect would have been anti-dilutive.

r.	Leases

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2021, is immaterial (see Note 3b). The activities of the Company expose it to market risk, primarily as a result of currency risk.

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

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2021
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(427)	(224)	4,699	522	247
Other receivables	(13)	(7)	142	16	7
Trade payables	40	21	(442)	(49)	(23)
Other payables	102	53	(1,119)	(124)	(59)
Total NIS-linked balances	(298)	(157)	3,280	365	172
Euro-linked trade payables	(158)	(83)	(1,230)	193	92
Total	(456)	(240)	2,050	558	264

	December 31, 2020
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(341)	(179)	3,755	198	417
Other receivables	(13)	(7)	141	7	16
Trade payables	47	25	(518)	(27)	(58)
Other payables	117	61	(1,286)	(68)	(143)
Total NIS-linked balances	(190)	(100)	2,092	110	232
Euro-linked trade payables	(203)	(106)	(2,232)	248	117
Total	(393)	(206)	(140)	358	349

The Company also maintains cash and cash equivalent balances in other currencies in amounts that are not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is certain data regarding dollar exchange rates:

	Exchange rate of NIS per $1	Exchange rate of Euro per $1
As of December 31:
2019	3.456	0.891
2020	3.215	0.815
2021	3.110	0.884

Percentage increase (decrease) in the exchange rate:
2020	(7.0)%	(8.5)%
2021	(3.3)%	8.5%

Set forth below is information on the linkage of monetary items:

	December 31, 2020			December 31, 2021
	Dollar	NIS	Other currencies	Dollar	NIS	Other Currencies
	USD in thousands			USD in thousands
Assets:
Current assets:
Cash and cash equivalents	12,488	3,755	588	7,223	4,699	1,068
Short term bank deposits	5,756	-	-	44,145	-	-
Other receivables	-	141	-	-	142	-
	18,244	3,896	588	51,368	4,841	1,068
Liabilities:
Current liabilities:
Current maturities of long-term loans	3,092	-	-	2,757	-	-
Accounts payable and accruals:
Trade	2,455	518	2,945	2,700	442	2,425
Other	154	1,286	-	108	1,119	-
Non-current liabilities
Long-term loans, net of current maturities	2,740	-	-	-	-	-
	8,441	1,804	2,945	5,565	1,561	2,425
Net balance	9,803	2,092	(2,357)	45,803	3,280	(1,357)

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2021, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items, deposits and current loan), as well as warrants classified as a liability.

With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in working capital is generally close or identical to their carrying amount.

With regard to the warrants classified as a liability, see Note 11c. With regard to the long-term loan, see Note 10.

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

The Company’s cash, cash equivalents and short-term bank deposits at December 31, 2020, and 2021 were deposited with highly rated major Israeli and U.S. banks. In the Company’s opinion, the credit risk associated with these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2020	2021
	in USD thousands
Assets:
Cash and cash equivalents	16,831	12,990
Short-term bank deposits	5,756	44,145
Other receivables	141	142
Total	22,728	57,277

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

Although the Company has succeeded in generating significant revenues from a number of out-licensing transactions in the past, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2024. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding.

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

The fair value of the warrants, calculated based on the Black-Scholes model, was $1,859,000 as of December 31, 2021.

For more information on the parameters used to value the warrants, see Note 11c.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

e.	Changes in financial liabilities with cash flows included in financing activities

	Long-term loans	Warrants	Total
	in USD thousands
Balance as of January 1, 2020	8,491	658	9,149
Changes during the year 2020:
Cash flows received	-	5,669	5,669
Cash flows paid	(3,133)	-	(3,133)
Share premium resulting from exercise of warrants	-	(1,251)	(1,251)
Amounts recognized through profit and loss	474	5,142	5,616
Balance as of December 31, 2020	5,832	10,218	16,050
Changes during the year 2021:
Cash flows paid	(3,376)	-	(3,376)
Share premium resulting from exercise of warrants	-	(10,295)	(10,295)
Amounts recognized through profit and loss	301	1,936	2,237
Balance as of December 31, 2021	2,757	1,859	4,616

See Note 9 for information on changes in lease liabilities.

f.	Fair value measurement of warrants using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the years ended December 31, 2019, 2020 and 2021:

Warrants
in USD thousands
Balance as of January 1, 2019	323
Changes during 2019:
Issuances	4,969
Changes in fair value through profit and loss	(4,634)
Balance as of December 31, 2019	658
Changes during 2020:
Issuances	5,669
Exercises	(1,251)
Changes in fair value through profit and loss	5,142
Balance as of December 31, 2020	10,218
Changes during 2021:
Issuances	-
Exercises	(10,295)
Changes in fair value through profit and loss	1,936
Balance as of December 31, 2021	1,859

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

Impairment of intangible assets

The Company performs impairment reviews of intangible assets on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. In light of the clinical progress and additional expenses incurred with regard to the clinical development of BL-8040 and AGI-134, and following the valuation analysis performed as detailed in Note 8, the Company has concluded that the value of its intangible assets is higher than their carrying value as of December 31, 2020 and 2021.

Fair value estimations of warrants

As described in Notes 3d and 11, the Company completed financing transactions in which it issued ADSs and warrants to purchase additional ADSs. The fair value of the warrants, which are not traded on an active market, is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

NOTE 5 – CASH AND CASH EQUIVALENTS

	December 31,
	2020	2021
	in USD thousands

Cash on hand and in bank	5,549	8,461
Short-term bank deposits	11,282	4,529
	16,831	12,990

The short-term bank deposits included in cash and cash equivalents bear interest at annual rates of between 0.26% and 0.41%. The carrying amount of cash and cash equivalents approximates their fair value, since they bear interest at rates similar to prevailing market interest rates.

NOTE 6 – SHORT-TERM BANK DEPOSITS

The short-term bank deposits are in dollars and bear interest at annual rates of between 0.26% and 0.83%.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2020	2021
	in USD thousands				in USD thousands				in USD thousands
Composition in 2021
Office furniture and equipment	207	-	-	207	109	15	-	124	98	83
Computers and communications equipment	795	68	-	863	609	69	-	678	186	185
Laboratory equipment	1,561	29	-	1,590	1,351	158	-	1,509	210	81
Leasehold improvements	2,028	-	-	2,028	1,181	244	-	1,425	847	603
	4,591	97	-	4,688	3,250	486	-	3,736	1,341	952

NOTE 8 – INTANGIBLE ASSETS

The fair value of intellectual property has been calculated with the assistance of an external appraiser, based on the Company's estimates and assumptions. The value in use of the assets was estimated by using the decision-tree approach to valuing research products. This approach incorporates the option of abandonment at each development stage. The traditional Discounted Cash Flows (DCF) model is implemented at the final node of the decision tree. The DCF analysis estimates the future cash flows the Company expects to derive from the asset, and incorporates expectations about possible variations in the amount or timing of those future cash flows, and the uncertainty inherent in the assets. As of December 31, 2021 and 2020, the fair value of the intangible assets according to the impairment testing exceeds its book value. Therefore, no impairment was recognized.

Intellectual property includes the following intangible assets acquired by the Company:

—	$6.7 million recorded as a result of the acquisition of Agalimmune (see Note 1a).
—
$15.0 million ($10 million of cash consideration; $5 million of equity consideration) recorded as a result of an amendment to the in-licensing agreement with Biokine Therapeutics Ltd. ("Biokine") that reduced, for that consideration, future payments to be made by the Company on sublicense receipts (as defined in the license agreement) from 40% to 20%.

These assets are used for the Company's research and development activities and have not yet been amortized.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS (cont.)

Set forth below are the composition of intangible assets and the related accumulated depreciation, grouped by major classifications:

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2020	2021
	in USD thousands				in USD thousands				in USD thousands
Composition in 2021
Intellectual property	21,792	-	-	21,792	96	-	-	96	21,696	21,696
Computer software	616	-	-	616	598	10	-	608	18	8
	22,408	-	-	22,408	694	10	-	704	21,714	21,704

NOTE 9 – LEASES

A.	Right-of-use assets

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2020	2021
	in USD thousands				in USD thousands				in USD thousands
Composition in 2021
Property	1,552	-	-	1,552	270	135	-	405	1,282	1,147
Motor vehicles	396	183	-	579	323	72	-	395	73	184
	1,948	183	-	2,131	593	207	-	800	1,355	1,331

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES (cont.)

B.	Lease liabilities

	Balance at	Additions	Deletions	Interest expense	Exchange differences	Payments	Balance at
	beginning	during	during	during	during	during	end of
	of year	year	year	year	year	year	year
	in USD thousands
Composition in 2021
Property	1,733	-	-	228	54	(307)	1,708
Motor vehicles	119	183	-	16	1	(133)	186
	1,852	183	-	244	55	(440)	1,894

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES (cont.)

C.	Additional disclosures

1)
The Company leases its premises under a lease agreement entered into in August 2014. Payments under the lease commenced in June 2015, and the initial term of the lease expired in June 2020. The Company exercised its option to extend the lease through June 30, 2025, and has the option to extend the lease for two additional lease periods totaling up to five additional years, each option at a 5% increase to the preceding lease payment amount. The monthly lease fee is $26,000. In addition, the Company pays building maintenance charges of $9,400 per month.

2)
The Company has entered into lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are $250,000. To secure the terms of the lease agreements, the Company has prepaid approximately two months of lease payments to the leasing companies.

3)	As of December 31, 2021, minimum future rental payments (taking into consideration the aforementioned extension periods) under the leases were as follows:

Year	Property	Motor vehicles	Total
	in USD thousands
2022	324	97	421
2023	324	74	398
2024	340	43	383
2025	340	-	340
2026-2030	1,591	-	1,591
	2,919	214	3,133

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LONG-TERM LOAN

In October 2018, the Company entered into a loan agreement with Kreos Capital V (Expert Fund) L.P. (“Kreos Capital”) in order to finance a $10 million cash payment relating to the agreement with Biokine (see Note 8).

Composition

	December 31,
	2020	2021
	in USD thousands

Total loan balance	5,832	2,757
Less current maturities	(3,092)	(2,757)
Long-term portion of loan	2,740	-

NOTE 11 – EQUITY

a.	Share capital

The Company’s share capital is composed of ordinary shares, as follows:

	Number of Ordinary Shares
	December 31,
	2020	2021

Authorized share capital	1,500,000,000	1,500,000,000

Issued and paid-up share capital	349,169,545	715,156,008

	In USD and NIS Amounts
	December 31,
	2020	2021

Authorized share capital (in NIS)	150,000,000	150,000,000

Issued and paid-up share capital (in NIS)	34,916,955	71,515,600

Issued and paid-up share capital (in USD)	9,869,795	21,066,368

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

b.	Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2020 and 2021, all outstanding share capital consisted of ordinary shares.

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

The fair value of the warrants at the date of issuance, computed using the Black-Scholes option pricing model, amounted to $861,000. The fair value of the warrants as of December 31, 2021 was $42,000 (December 31, 2020 - $55,000) and was based on the then current price of an ADS, a risk-free interest rate of 1.44%, an average standard deviation of 73.89%, and on the remaining contractual life of the warrants.

The change in fair value for the years ended December 31, 2020 and 2021, of $8,000 and $13,000, respectively, has been recorded as non-operating income on the statement of comprehensive loss. As of December 31, 2021, none of these warrants had been exercised.

2)
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

The fair value of the warrants as of December 31, 2021 was $564,000 (December 31, 2020 -$969,000), and was based on the then current price of an ADS, a risk-free interest rate of 0.73%, an average standard deviation of 95.7%, and on the remaining contractual life of the warrants.

The changes in fair value for the years ended December 31, 2020 and 2021 of $377,000 and $405,000 have been recorded as non-operating expenses and non-operating income, respectively, on the statement of comprehensive loss.

As of December 31, 2021, none of these warrants had been exercised.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

c.	Changes in the Company’s equity (cont.)

3)

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

As of December 31, 2020 and 2021, 875,000 and 4,864,741 of these warrants had been exercised.

The fair value of the unexercised warrants as of December 31, 2021 was $1,253,000 (December 31, 2020 - $9,194,000) and was based on the then current price of an ADS, a risk-free interest rate of 0.39%, an average standard deviation of 80.8% and on the remaining contractual life of the warrants.

The changes in fair value for the years ended December 31, 2020 and 2021 of $4,776,000 and $2,354,000 have been recorded as non-operating expenses, respectively, on the statement of comprehensive loss.

4)

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

The warrants have been classified as shareholders’ equity, with initial recognition at fair value on the date issued. The total issuance costs initially allocated to the warrants were recorded as an offset to share premium.

The fair value of the warrants on the issuance date was approximately $1.0 million, which was recorded as issuance costs, and computed using the Black and Scholes option pricing model, based upon the then current price of an ADS, a risk-free interest rate of approximately 0.45% and an average standard deviation of approximately 73.8%.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

d.	Share purchase agreements

1)
In September 2020, the Company entered into an ATM sales agreement with H.C. Wainwright & Co., LLC (“HCW”), pursuant to which the Company was entitled, at its sole discretion, to offer and sell through HCW, acting as sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remained in effect. The Company agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. Expenses associated with establishment of the ATM facility with HCW, amounting to $0.2 million, were recorded in 2020 as non-operating expenses. In September 2021, the Company terminated the agreement. During 2021, the Company issued a total of 4,745,368 ADSs under the agreement for total gross proceeds of $18.5 million. From the effective date of the agreement through its termination, 7,381,101 ADSs were sold under the program for total gross proceeds of approximately $24.5 million.

2)

In September 2021, the Company entered into a new $25.0 million ATM sales agreement with HCW under substantially identical terms to the previous agreement. Expenses associated with establishment of the ATM facility with HCW, amounting to $0.1 million, were recorded in non-operating expenses during the period. From the effective date of the new agreement through the issuance date of this report, 402,327 ADSs were sold under the program for total gross proceeds of approximately $1.1 million.

e.	Share-based payments

1)	Share Incentive plan – general

In 2003, the Company adopted the 2003 Share Incentive Plan (the “Plan”). The Plan provides for the granting of stock options and ordinary shares to the Company’s employees, directors, consultants and other service providers. Options are issued at the determination of the Board of Directors in accordance with applicable law. The options are generally exercisable for a ten-year period and the grants generally vest over a four-year period. In 2013, the Company’s Board of Directors approved amendments to the Plan to take into account changes in laws and regulations that had occurred since its adoption and to extend the term of the plan until November 2023. In 2016, the Board of Directors approved amendments to the Plan to allow the grant of restricted stock units (“RSUs”) and performance stock units (“PSUs”).

PSUs are RSUs that are linked to any one or more performance goals (in addition to, or in lieu of, time-based vesting terms) determined appropriate by the Board of Directors. The specific performance goals, as well as the time period associated with achieving such goals, are approved by the Board and are set forth in the grantee’s grant agreement. To date, each PSU grant has had between three to five performance goals on which vesting is based, each such goal being either a specified Company milestone and or the success of a specific project, with vesting of 20-40% on the achievement of each goal. The tranche of PSUs associated with a given milestone expires 12 months after the target date established for that milestone. During 2021, 514,151 PSUs were vested in accordance with their original terms.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

1)	Share Incentive plan – general (cont.)

As of December 31, 2021, there were 43,801,214 ordinary shares issuable upon the exercise of outstanding equity instruments under the Plan.

Company employees and directors are granted options under Section 102 of the Israeli Income Tax Ordinance (the “Ordinance”), primarily under the “capital gains” track. Non-employees of the Company (consultants and other service providers) are granted options under Section 3(i) of the Ordinance.

As of December 31, 2021, there were 5.7 million remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants.

2)	Employee share incentive plan:

The following table contains additional information concerning equity instruments granted to employees and directors under the existing share incentive plans.

	Year ended December 31,
	2019		2020		2021
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	11,459,697	4.2	19,358,913	2.6	35,981,579	1.5
Granted	11,057,600	1.3	18,689,300	0.5	6,588,200	0.4
Forfeited and expired	(3,084,834)	3.9	(1,776,037)	2.2	(1,438,642)	3.0
Exercised	(73,550)	0.1	(290,597)	0.1	(174,923)	0.1
Outstanding at end of year*	19,358,913	2.6	35,981,579	1.5	40,956,214	0.7	**
Exercisable at end of year	5,353,089	5.1	11,535,679	3.2	18,663,353	1.7

*
As of December 31, 2019, 2020 and 2021, includes 2,225,704, 2,421,799 and 4,084,748 PSUs at an exercise price of 0.10 NIS (par value of ordinary shares), for which performance obligations have not been met.

**	See 3 below.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee share incentive plan (cont.):

The total consideration received from the exercise of equity instruments during 2019, 2020 and 2021 was not material.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the equity instruments outstanding at the end of each of the years indicated.

	As of December 31,
	2019		2020		2021
Range of exercise prices (in NIS)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)
Up to 2.00	11,676,900	9.9	28,888,767	9.3	40,276,214	8.0
2.01-5.00	6,341,033	7.3	5,866,532	6.3	630,000	5.2
5.01-10.00	822,300	3.9	707,600	3.1	50,000	0.2
10.01-20.00	518,680	3.2	518,680	1.9	-	-
	19,358,913	8.6	35,981,579	8.6	40,956,214	8.0

The fair value of equity instruments granted to employees through December 31, 2021 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2019	2020	2021
Expected dividend yield	0%	0%	0%
Expected volatility	61%	63%	67%
Risk-free interest rate	3%	1%	1%
Expected life of options (in years)	6	6	6

The remaining unrecognized deferred compensation expense as of December 31, 2021 was $1.1 million. This amount will be expensed over the remaining vesting period of the equity instruments.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

3)	Repricing of employee stock options

In September 2020, the Board of Directors approved the re-pricing of outstanding “underwater” employee stock options for the purchase of 12.3 million ordinary shares, out of total employee stock options for the purchase of 15.1 million ordinary shares outstanding at that time. The weighted average exercise price of the options subject to re-pricing was NIS 2.64 per share, with the proposed new exercise price of the options at NIS 1.00 per share. Execution of the re-pricing was subject to approval from the Israeli tax authorities, which was received in January 2021. The total compensation cost associated with the re-pricing of approximately $200,000 has been recorded as an expense beginning in 2021 and will continue over the remaining vesting period of the re-priced options.

4)	Stock options to consultants

From inception through December 31, 2018, the Company issued to consultants options for the purchase of 371,523 ordinary shares at a weighted average exercise price of NIS 7.86 per share.

In 2019, the Company issued additional options to consultants for the purchase of 225,000 ordinary shares at a weighted average price of NIS 0.90 per share.

In 2020, the Company did not issue additional options to consultants.

In 2021, the Company issued additional options to consultants for the purchase of 2,700,000 ordinary shares at a weighted average price of NIS 0.66 per share.

The options to consultants generally vest over four years and may be exercised for periods of between five and ten years. As of December 31, 2021, 2,845,000 options to consultants were outstanding with a weighted average exercise price of NIS 1.05 per share and a weighted average contractual life of 8.6 years.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in each of the years 2019, 2020 and 2021 was not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME

a.	Corporate taxation in Israel

The taxable income of BioLineRx, not subject to benefits as detailed below, is taxed at the standard Israeli corporate tax rate, which was 23% for all years included in these financial statements. Under amendment no. 73 to the Encouragement of Capital Investment Law, a portion of the Company’s taxable income in Israel is entitled to a preferred 12% tax rate on its income derived from intellectual property.

b.	Tax loss carryforwards

As of December 31, 2021, the tax loss carryforwards of BioLineRx were approximately $325 million. The tax loss carryforwards have no expiration date.

The Company has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2(1).

c.	Tax assessments

In accordance with Israeli tax regulations, the tax returns filed by BioLineRx through the 2016 tax year are considered final.

d.	Theoretical taxes

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

	Year ended December 31,
	2019		2020		2021
		in USD		in USD		in USD
		thousands		thousands		thousands
Loss before taxes	23.0%	(25,446)	23.0%	(30,021)	23.0%	(27,045)

Theoretical tax benefit		(5,853)		(6,905)		(6,220)
Disallowed deductions (tax exempt income):
Loss (gain) on adjustment of warrants to fair value		(1,054)		1,280		480
Share-based compensation		405		292		343
Other		10		11		11
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		6,492		5,322		5,386
Taxes on income for the reported year		-		-		-

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – LOSS PER SHARE

The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2019	2020	2021
	in USD thousands
Loss attributed to ordinary shares	(25,446)	(30,021)	(27,054)

	in thousands
Number of shares used in basic calculation	146,407	252,844	662,934

	in USD
Basic and diluted loss per ordinary share	(0.17)	(0.12)	(0.04)

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

In accordance with the terms of grants provided by the IIA, the State is entitled to royalties on the sale or license of any product whose development was supported with State participation. These royalties are generally 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the dollar) received by the Company, plus annual interest at the LIBOR rate. Under certain circumstances, the royalty rate is calculated according to a formula based on the ratio of participation by the IIA in the project to the total project costs incurred by the Company

In connection with the in-licensing of BL-8040 from Biokine Therapeutics Ltd. (“Biokine”), and as a condition to IIA consent to the transaction, the Company agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by the Company relating to this transaction amounts to $3.6 million as of December 31, 2021. The Company has a full right of offset for amounts payable to the IIA from payments due to Biokine in the future.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

2)	Licensing agreements

From time to time, the Company enters into in-licensing agreements with academic institutions, research institutions and companies (the “licensors”) in connection with the development of therapeutic compounds. Pursuant to these licensing agreements, the Company generally obtains the rights for one or more therapeutic compounds in pre-clinical and early clinical stages of development, in order to continue development of the compounds through more advanced stages of development and, subsequently, to manufacture, distribute and market the drugs or to out-license the development, manufacturing and commercialization rights to third parties. Such development activities are carried out by either the Company and/or by companies or institutions to which the Company has entered into an out-license agreement, subject to certain restrictions stipulated in the various agreements.

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

The consideration paid pursuant to the licensing agreements generally includes several components that may be payable over the license period and that relate, inter alia, to the progress made in research and development activities, as well as commercial success, as follows: (a) one-time, up-front payment and/or periodic payments; (b) payments through the early stages of development (i.e., through the end of phase 2); (c) payments upon the achievement of milestones necessary for advancing to phase 3; (d) payments from the end of a successful phase 3 trial through approval of the therapeutic compound; and e) royalties on sales of the final product resulting from development under the license or including any component thereof, generally less than 5% of the Company’s net sales of the product, although in specific instances the royalty rate has been higher or lower than this range. In instances where the Company has out-licensed the product for further development, the Company pays a percentage of the net consideration received from the licensee (“Sublicense Receipts”) to the upstream licensor that generally range from 20% to 29.5% of such consideration, although in specific instances the percentage paid has been higher or lower than this range. These Sublicense Receipts generally take the place of most or all of the milestone and royalty payments set forth in (b) through (e) above.

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

3)	Commitments in respect of Agalimmune and Biokine

The consideration due to Agalimmune shareholders is based on certain development and commercial milestones, including future sales of Agalimmune products. In addition, the selling shareholders of Agalimmune have certain reversionary rights in the event of a breach of the transaction agreement and certain other limited triggering events.

In accordance with the license agreement of BL-8040 with Biokine (as amended), the Company is required to pay Biokine a payment of 20% of amounts received as consideration in connection with any sublicensing or sale of the licensed technology. Biokine is also eligible to receive up to a total of $5 million in future milestone payments. Subject to certain limitations, if the Company independently sell products related to BL-8040, the Company will pay Biokine a royalty payment of 10% of net sales.

4)	Purchase orders

The Company’s outstanding open purchase order commitments as of December 31, 2021 amounted to $8.4 million.

b.	Guarantees

To secure the Company’s lease obligation on its premises, the Company has provided a bank guarantee in the amount of $100,000 for the benefit of the lessor, which remains outstanding as of December 31, 2021.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Transactions with related parties

Expenses:

	Year ended December 31,
	2019	2020	2021
	in USD thousands
Benefits to related parties:
Compensation and benefits to senior management, including benefit component of equity instrument grants	1,934	2,391	2,302
Compensation and benefits to directors, including benefit component of equity instrument grants	280	373	300

Key management compensation

Key management includes directors and executive officers. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2019	2020	2021
	in USD thousands
Salaries and other short-term employee benefits	1,415	1,656	1,883
Post-employment benefits	115	126	136
Other long-term benefits	31	33	35
Share-based compensation	653	949	548
	2,214	2,764	2,602

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2020	2021
	in USD thousands
Government institutions	139	140
Other	2	2
	141	142

b.	Accounts payable and accruals

	December 31,
	2020	2021
	in USD thousands
1) Trade:
Accounts payable:
Overseas	4,795	4,504
In Israel	1,123	1,063
	5,918	5,567
2) Other:
Accrued expenses	884	521
Accrual for vacation and recreation pay	287	397
Payroll and related expenses	266	307
Other	3	2
	1,440	1,227

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

c.	Research and development expenses

	Year ended December 31,
	2019	2020	2021
	in USD thousands
Research and development services	16,029	11,696	12,088
Payroll and related expenses	3,784	3,501	4,074
Share based compensation	1,233	623	971
Lab, occupancy and telephone	782	771	882
Professional fees	464	643	595
Depreciation and amortization	862	864	660
Other	284	75	196
	23,438	18,173	19,466

d.	Sales and marketing expenses

	Year ended December 31,
	2019	2020	2021
	in USD thousands
Marketing	296	585	729
Payroll and related expenses	503	234	249
Overseas travel	58	21	25
	857	840	1,003

e.	General and administrative expenses

	Year ended December 31,
	2019	2020	2021
	in USD thousands
Payroll and related expenses	1,416	1,369	1,408
Share based compensation	465	729	583
Professional fees	1,193	1,044	1,103
Insurance	298	603	1,064
Depreciation	78	70	42
Other	366	99	108
	3,816	3,914	4,308

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

f.	Non-operating income (expenses), net

	Year ended December 31,
	2019	2020	2021
	in USD thousands
Issuance costs	(417)	(784)	-
Changes in fair value of warrants	4,634	(5,142)	(1,936)
Other	(52)	225	106
	4,165	(5,701)	(1,830)

g.	Financial income

	Year ended December 31,
	2019	2020	2021
	in USD thousands
Interest income and exchange differences	777	236	559
	777	236	559

h.	Financial expenses

	Year ended December 31,
	2019	2020	2021
	in USD thousands
Interest expense and exchange differences	2,253	1,607	984
Bank commissions	24	22	22
	2,277	1,629	1,006