Form 20-F/A
period 2021-12-31
BioLineRx Ltd.
filed 2022-09-09
CIK 1498403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A (Amendment No. 1)

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

Yes ☐   No ☒

EXPLANATORY NOTE

On March 16, 2022, BiolineRx Ltd. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Original Form 20-F”). This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely to revise the consent of our independent registered public accounting firm. Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Ltd. (“PwC”) filed originally as Exhibits 15.1. The consent included in the Original Form 20-F inadvertently omitted the incorporation by reference into the Company’s Registration Statement on Form F-3 (File No. 333-239485). The revised consent by PwC is filed hereto as Exhibits 15.1.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Company is including in Item 19 of Part III with this Amendment the certifications required under the Sarbanes-Oxley Act of 2002.

Other than with respect to the foregoing, this Amendment speaks as of the filing date of the Original Form 20-F and does not reflect any other events occurring after the filing of the Original Form 20-F. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Original Form 20-F. This Amendment does not otherwise update any other exhibits as originally filed.

ITEM 19.  EXHIBITS

Exhibit Number	Exhibit Description
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a Member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Date: September 9, 2022