Form 20-F
period 2022-12-31
BioLineRx Ltd.
filed 2023-03-22
CIK 1498403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
 None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 922,958,942 ordinary shares Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐   No ☒

INTRODUCTION

Certain Definitions

In this Annual Report on Form 20-F, unless the context otherwise requires:

•	references to “BioLineRx,” the “Company,” “us,” “we” and “our” refer to BioLineRx Ltd., an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, NIS 0.10 nominal (par) value per share;

•	references to “ADS” or “ADSs” refer to the Company’s American Depositary Shares;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

•	and references to the “SEC” are to the U.S. Securities and Exchange Commission.

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

i

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

•	estimates of our expenses, future revenues, capital requirements and our needs for and ability to access sufficient additional financing;

•	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;

•	competitive companies, technologies and our industry;

•	risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; and

•	statements as to the impact of the political and security situation in Israel on our business.

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

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Condition and Capital Requirements

•	We are a pre-commercialization-stage biopharmaceutical development company with a history of operating losses, expect to incur additional losses in the future and may never be profitable;

•	We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

•	If we default under our secured loan agreement with Kreos, all or a portion of our assets could be subject to forfeiture.

Risks Related to Our Business and Regulatory Matters

•
If we or our licensees are unable to obtain U.S. and/or foreign regulatory approval for our therapeutic candidates, in a timely manner or at all, we will be unable to commercialize our therapeutic candidates.

•
We are executing on an independent commercialization plan for motixafortide in stem cell mobilization for autologous bone marrow transplantation in multiple myeloma patients and historically have no experience selling, marketing or distributing products.

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

•	We may depend on out-licensing arrangements for late-stage development, marketing and commercialization of our therapeutic candidates.

•	If we cannot meet requirements under our in-license agreements, we could lose the rights to our therapeutic candidates, which could have a material adverse effect on our business.

•
If we do not meet the requirements under our agreement with the Agalimmune selling shareholders, we could lose the rights to the therapeutic candidates in Agalimmune’s pipeline, including, but not limited to, AGI-134.

•
We may seek to partner with third-party collaborators with respect to the development and commercialization of motixafortide, and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

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

•
Our business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could in the future impact our business.

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

•	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

•	We deal with hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business.

•
We are currently party to, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition.

Risks Related to Intellectual Property

•
Our access to most of the intellectual property associated with our therapeutic candidates results from in-license agreements with biotechnology companies and academic institutions, the termination of which would prevent us from commercializing the associated therapeutic candidates.

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

Risks Related to our Ordinary Shares and ADSs

•
Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

•	The market prices of our ordinary shares and ADSs are subject to fluctuation, which could result in substantial losses by our investors.

•	Future sales of our ordinary shares or ADSs could reduce the market price of our ordinary shares and ADSs.

•	Raising additional capital by issuing securities may cause dilution to existing shareholders.

•
If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ADSs may be delisted and the price of our ADSs stock and our ability to access the capital markets could be negatively impacted.

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

Risks Related to Our Financial Condition and Capital Requirements

We are a pre-commercialization-stage biopharmaceutical company with a history of operating losses, expect to incur additional losses in the future and may never be profitable.

We are a pre-commercialization-stage biopharmaceutical company that was incorporated in 2003. Since our incorporation, we have been mainly focused on research and development. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We recorded net losses of $30.0 million in 2020, $27.1 million in 2021 and $25.0 in 2022. As of December 31, 2022, we had an accumulated deficit of $330.0 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable, and we may never achieve significant sustained revenues.

We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of December 31, 2022, we held cash and short-term investments of $51.1 million. Based on our current projected cash requirements, we believe that our existing cash and investment balances and other sources of liquidity, not including potential milestone and royalty payments under potential out-licensing and other collaboration agreements, will be sufficient to meet our capital requirements into the first half of 2024. We have funded our operations primarily through public and private offerings of our securities, payments received under our strategic licensing and collaboration arrangements and interest earned on investments. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the costs of commercializing any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights

While we expect to continue to explore alternative financing sources, including the possibility of future securities offerings and government funding, we cannot be certain that in the future these liquidity sources will be available when needed on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We expect to also continue to seek to finance our operations through other sources, including commercialization, if approved, in the United States for motixafortide, our lead therapeutic candidate, out-licensing arrangements for the development and commercialization of our therapeutic candidates or other partnerships or joint ventures, as well as grants from government agencies and foundations. If we are unable to obtain future financing through the methods we describe above or through other means, we may be unable to complete our business objectives and may be unable to continue operations, which would have a material adverse effect on our business and financial condition.

If we default under our secured loan agreement with Kreos, all or a portion of our assets could be subject to forfeiture.

In September 2022, we entered into a secured loan agreement, or the Loan Agreement, with Kreos Capital VII Aggregator SCSP, or Kreos VII and together with Kreos V, Kreos Capital. Under the Loan Agreement, Kreos Capital will provide the Company with access to term loans in an aggregate principal amount of up to $40 million in three tranches as follows: (a) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon closing of the Loan Agreement and until April 1, 2023, (b) a loan in the aggregate principal amount of up to $20 million, available for drawdown upon achievement of certain milestones and until April 1, 2024, and (c) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon achievement of certain milestones and until October 1, 2024. We drew down the initial tranche of $10 million following execution of the agreement in September 2022.

Our ability to make the scheduled payments under the Loan Agreement or to refinance our debt obligations with Kreos Capital depends on numerous factors including, but not limited to, the amount of our cash reserves, our capital requirements and our ability to raise additional capital. We may be unable to maintain a level of cash reserves sufficient to permit us to pay the principal and accrued interest on the loan. If our cash reserves, cash flows and capital resources are insufficient to fund our debt obligations to Kreos Capital, we may be required to seek additional capital, restructure or refinance our indebtedness, or delay or abandon our research and development projects or other capital expenditures, which could have a material adverse effect on our business, financial condition, prospects or results of operations. There is no assurance that we would be able to take any of such actions, or that such actions would permit us meet our scheduled debt obligations under the Kreos Capital loan agreements. If we default on the Loan Agreement and are unable to cure the default pursuant to the terms of the Loan Agreement or are unable to repay or refinance the loan when due, Kreos could take possession of any or all assets in which it holds a security interest, and dispose those assets to the extent necessary to pay off the debts, which would have a material adverse effect on our business, financial condition, prospects or results of operations.

Risks Related to Our Business and Regulatory Matters

If we or our licensees are unable to obtain U.S. and/or foreign regulatory approval for our therapeutic candidates in a timely manner or at all, we will be unable to commercialize our therapeutic candidates.

To date, only one of our products, BL-5010, a legacy asset for the treatment of benign skin lesions, has been approved for marketing and sale. Currently, we have two clinical-stage therapeutic candidates in development: motixafortide (formerly referred to as BL-8040), a novel peptide for the treatment of stem cell mobilization, solid tumors and hematological malignancies, and AGI-134, an immuno-oncology agent in development for the treatment of solid tumors. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs and devices. In September 2022, we submitted a New Drug Application, or NDA, for our lead therapeutic candidate, motixafortide, as a novel stem-cell mobilization agent for autologous bone marrow transplantation in multiple myeloma patients. In November 2022, the US Food and Drug Administration, or FDA, accepted for review and filed our NDA for motixafortide in stem cell mobilization for autologous transplantation in multiple myeloma patients. Although the FDA has assigned the NDA a Prescription Drug User Fee Act, or PDUFA, target action date of September 9, 2023, we may not obtain marketing approval of motixafortide for stem cell mobilization from the FDA or for any other of our therapeutic candidates in a timely manner or at all. In the United States, we are required to submit NDA to obtain FDA approval before marketing motixafortide or any of our therapeutic candidates. An NDA must include extensive preclinical and clinical data and supporting information to establish the therapeutic candidate’s safety, purity and potency, or efficacy, for each desired indication. The NDA must also include information regarding the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. Although our NDA for motixafortide in stem cell mobilization for autologous transplantation in multiple myeloma patients was accepted for review, we cannot be certain that any future submissions will be accepted for filing and review by the FDA, or ultimately be approved. The FDA may require that we conduct additional clinical or preclinical trials, or take other actions before it will approve or reconsider any application we make. If the FDA requires additional studies or data, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

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

We are executing on an independent commercialization plan for motixafortide in stem cell mobilization for autologous bone marrow transplantation in multiple myeloma patients and historically have no experience selling, marketing or distributing products.

We are currently executing on an independent commercialization plan for motixafortide in stem cell mobilization for autologous bone marrow transplantation in multiple myeloma patients for launch in the U.S., subject to receipt of FDA approval. As part of our plan, we are developing our sales, marketing and distribution capabilities. Historically we have not had experience in building a sales force or distribution capabilities. To be able to commercialize any of our therapeutic candidates upon approval, if at all, we must either develop internal sales, marketing and distribution capabilities, which is expensive and time-consuming, or enter into out-licensing arrangements with third parties to perform these services.

There are risks involved with establishing our own sales, marketing and distribution capabilities. We must commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. Factors that may inhibit our efforts to commercialize our products directly and without strategic partners include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our therapeutic candidates;

•	the inability to price our products at a sufficient price point to ensure an adequate and attractive level of profitability;

•	the difficulty of obtaining reimbursement from governmental and commercial payers;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating and sustaining an independent sales and marketing organization.

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

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including FDA approval. Clinical trials are expensive and complex, can take many years and have uncertain outcomes. We cannot necessarily predict whether we or any licensee will encounter problems with any of the completed, ongoing or planned clinical trials that will cause us, any licensee or regulatory authorities to delay or suspend clinical trials, or to delay the analysis of data from completed or ongoing clinical trials. In addition, because some of our clinical trials are investigator-initiated studies (i.e., we are not the study sponsor), we may have less control over these studies. We estimate that clinical trials of certain of our advanced therapeutic candidates will continue for several years, but they may take significantly longer to complete. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates, including, but not limited to:

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

Even if products we or any licensee develops receive regulatory approval or clearance, we or any licensee, as applicable, will be subject to ongoing reporting obligations, and the products and the manufacturing operations will be subject to continuing regulatory review, including FDA inspections. The outcome of this ongoing review may result in the withdrawal of a product from the market, the interruption of the manufacturing operations and/or the imposition of labeling and/or marketing limitations. Since many more patients are exposed to drugs and medical devices following their marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the product. In addition, the manufacturer and the manufacturing facilities we or our licensees, as applicable, will use to produce any therapeutic candidate will be subject to periodic review and inspection by the FDA and other, similar foreign regulators. Later discovery of previously unknown problems with any product, manufacturer or manufacturing process, or failure to comply with regulatory requirements, may result in actions such as:

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

If we, or any licensee, supplier, third-party contractor, partner or clinical investigator is slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we or any licensee may lose marketing approval for any of our products, if any of our therapeutic products are approved, resulting in decreased or lost revenue from milestones, product sales or royalties.

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

We have in the past and may in the future rely on out-licensing arrangements for late-stage development, marketing and commercialization of our therapeutic candidates.

Although we are executing on an independent commercialization plan for motixafortide in stem cell mobilization for autologous bone marrow transplantation in multiple myeloma patients, we have in the past and may in the future rely on out-licensing arrangements for late-stage development, marketing and commercialization of our therapeutic candidates. Dependence on out-licensing arrangements subjects us to a number of risks, including the risk that:

•	we have limited control over the amount and timing of resources that a licensee devotes to our therapeutic candidates;

•	a licensee may experience financial difficulties;

•	a licensee may fail to secure adequate commercial supplies of our therapeutic candidates upon marketing approval, if at all;

•	our future revenues depend heavily on the efforts of a licensee;

•	business combinations or significant changes in a licensee’s business strategy may adversely affect the licensee’s willingness or ability to complete its obligations under any arrangement with us;

•	a licensee could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and

•	out-licensing arrangements are often terminated or allowed to expire, which would delay the development and may increase the development costs of our therapeutic candidates.

If we or any licensee breaches or terminates its agreement with us, or if any licensee otherwise fails to conduct its development and commercialization activities in a timely manner or there is a dispute about their obligations, we may need to seek other licensees, or we may have to develop our own internal sales and marketing capability for our therapeutic candidates. Our dependence on a licensee’s experience and the rights of a licensee will limit our flexibility in considering alternative out-licensing arrangements for our therapeutic candidates. Any failure to successfully develop these arrangements or failure by a licensee to successfully develop or commercialize any of our therapeutic candidates in a competitive and timely manner will have a material adverse effect on the commercialization of our therapeutic candidates.

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

We may seek to partner with third-party collaborators with respect to the development and commercialization of motixafortide and for any other therapeutic candidate and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

Although we are currently executing on an independent commercialization plan for motixafortide in stem cell mobilization for autologous bone marrow transplantation in multiple myeloma patients, we collaborate with third parties with respect to the development of motixafortide in other indications and may in the future seek a partner for any other therapeutic candidate. We compete with many other companies as we seek partners for motixafortide and for any other therapeutic candidate and we may not be able to compete successfully against those companies. If we are not able to enter into collaboration arrangements for motixafortide and for any other therapeutic candidate, we would be required to undertake and fund further development, clinical trials, manufacturing and commercialization activities solely at our own expense and risk, as is the case with motixafortide in stem cell mobilization for autologous bone marrow transplantation in multiple myeloma patients. If we are unable to finance and/or successfully execute those expensive activities, or we delay such activities due to capital availability, our business could be materially and adversely affected, and potential future product launch could be materially delayed, be less successful, or we may be forced to discontinue clinical development of these product candidates. Furthermore, if we are unable to enter into a commercial agreement for the development and commercialization of motixafortide and for any other therapeutic candidate, then this could have a material adverse effect on our business, financial condition or results of operations.

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

Any collaborative partners we enter into agreements with may in the future shift their priorities and resources away from our therapeutic candidates or seek to renegotiate or terminate their relationships with us. If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of capital.

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

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. Specifically, we are aware of other companies that currently market and/or are in the process of developing products that address stem cell mobilization and solid malignancies and skin lesions.

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

Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

Our business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic and other pandemics, which has impacted and could in the future impact our business.

The novel coronavirus outbreak, or COVID-19, has affected segments of the global economy. Due to clinical operating issues associated with the COVID-19 pandemic, during 2020, we temporarily suspended enrollment to the phase 1/2a study for AGI-134, our second lead compound. If there is a resurgence, COVID-19 could impact our future operations, including potential interruptions to supply chains, clinical trials, commercialization activities and regulatory reviews and approvals. COVID-19 may also affect our employees and employees and operations at suppliers that may result in delays or disruptions in supply. In addition, a recession or market correction resulting from any resurgence of COVID-19 could materially affect our business and the value of our shares. Additionally, if the COVID-19 pandemic has a significant impact on our business and financial results for an extended period of time, our liquidity and cash resources could be negatively impacted. Capital and credit markets have been disrupted by the crisis and exchanges have experienced increased volatility. As a result, access to additional financing may be challenging and is largely dependent upon evolving market conditions and other factors. We have in the past taken precautionary measures, including, for example, a Company-wide salary reduction related to the COVID-19 pandemic carried out in the second and third quarters of 2020, and may take additional measures, intended to minimize the risk of COVID-19 to our employees and operations. The extent of the impact of  any resurgence of COVID-19 or other pandemics on our operational and financial performance, including our ability to execute our business strategies in the expected time frame or at all, will depend on future developments, such as the duration and spread of the COVID-19 and other pandemics and related restrictions and implications and the effectiveness of actions taken to contain and treat the diseases, all of which are uncertain and cannot be predicted. The impact of any resurgence of the COVID-19 pandemic or another pandemic may also have the effect of heightening many of the other risks described in the “Risk Factors” section of this Annual Report on Form 20-F

Risks Related to Our Industry

Even if our therapeutic candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

Even if our therapeutic candidates are approved for commercialization, they may not become commercially viable products. For example, if we or any licensee receive regulatory approval to market a product, approval may be subject to limitations on the indicated uses or subject to labelling or marketing restrictions, which could materially and adversely affect the marketability and profitability of the product. In addition, a new product may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including:

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

Significant developments that may adversely affect pricing in the United States include (i) the enactment of federal healthcare reform laws and regulations, including the Medicare Prescription Drug Improvement and Modernization Act of 2003 and the Patient Protection and Affordable Care Act of 2010, or PPACA, and (ii) trends in the practices of managed care groups and institutional and governmental purchasers, including the impact of consolidation of our customers. In 2022, the Inflation Reduction Act of 2022, or IRA, establishes the Medicare Drug Price Negotiation Program which permits the government to negotiate “maximum fair” drug prices for certain high expenditure, single source drugs and biologics.  It is estimated that over the next seven years, 60 drugs covered under Medicare B and D will have negotiated a “maximum fair price.”

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

Regardless of the impact of the PPACA on us, the U.S. government, other governments and commercial payors have shown significant interest in pursuing healthcare reform and reducing healthcare costs. Any government-adopted reform measures, such as the IRA, could cause significant pressure on the pricing of healthcare products and services, including those biopharmaceuticals currently being developed by us or our licensees, in the United States and internationally, as well as the amount of reimbursement available from governmental agencies or other third-party payors. The continuing efforts of the U.S. and foreign governments, insurance companies, managed care organizations and other payors to contain or reduce healthcare costs may compromise our ability to set prices at commercially attractive levels for our products that we may develop, which in turn could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our products, if approved. Changes in healthcare policy, such as the creation of broad limits for diagnostic products, could substantially diminish the sale of or inhibit the utilization of diagnostic tests, increase costs, divert management’s attention and adversely affect our ability to generate revenues and achieve consistent profitability. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products, if approved.

Further, the Centers for Medicare and Medicaid Services, or CMS, frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. The IRA will modify 60 drugs and biologics through negotiation of a fair maximum pricing for CMS. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both CMS and other third-party payors may have sufficient market power to demand significant price reductions.

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

We are currently part to, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition.

We are currently party to, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business (other than intellectual property infringement actions) that could negatively affect our business operations and financial condition, including securities class actions which are typically expensive to defend. Such claims and litigation proceedings may be brought by third parties, including our competitors, advisors, service providers, partners or collaborators, employees, and governmental or regulatory bodies. For information on legal proceedings, please see “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings.” Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. We may not be able to determine the amount of any potential losses and other costs we may incur due to the inherent uncertainties of litigation and settlement negotiations. In the event we are required or decide to pay amounts in connection with any claims or lawsuits, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both. Additionally, we may be unable to maintain our existing directors’ and officers’ liability insurance in the future at satisfactory rates or adequate coverage amounts and may incur significant increases in insurance costs.

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

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of March 21, 2023, we owned or exclusively licensed for uses within our field of business 33 patent families that collectively contain 129 issued patents, 10 allowed patent applications and over 80 pending patent applications relating to our therapeutic candidates.

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

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2023 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs if we are a PFIC.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we were a PFIC during certain prior taxable years, although we believe that we were not a PFIC for the year ended December 31, 2022. Although we have not determined whether we will be a PFIC for our taxable year ending December 31, 2023, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2023 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we are a PFIC for our taxable year ending December 31, 2023, or any subsequent year, and a U.S. Investor (as defined below) does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. Investor, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. Investor’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Investor to make a timely QEF or mark-to-market election. U.S. Investors who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Investors who made a timely QEF or mark-to-market election. A U.S. Investor can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we intend to annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. See also “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.  A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist any shareholder in determining whether such shareholder is treated as a United States shareholder with respect to any “controlled foreign corporation” in our group (if any) or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.  A United States investor should consult its tax advisors regarding the potential application of these rules to its investment in the shares.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

More recently, the closures of SVB and Signature Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

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

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and ADSs, and result in substantial losses by our investors. See also Risk Factors—Risks Related to our Ordinary Shares and ADSs—“ Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.”

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. A significant outbreak of contagious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn. Following periods of market volatility, shareholders have often instituted securities class action litigation and we are currently party to two purported securities class action litigation. See “Item 8.A—Financial Information—Legal Proceedings” for additional information. Such securities litigation or any additional securities litigation could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

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

As of March 21, 2023, as a result of previous financings, we had warrants outstanding (i) for the purchase of 63,837 ADSs at an exercise price of $14.10 per ADS, (ii) for the purchase of 1,866,667 ADSs at an exercise price of $11.25 per ADS, (iii) for the purchase of 718,750 ADSs at an exercise price of $3.00 per ADS, (iv) for the purchase for the purchase of 13,636,365 ADSs at an exercise price of $1.15 per ADS and (vi) for the purchase of 681,818 ADSs at an exercise price of $1.375 per ADS.

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

On September 3, 2021, we entered into a new offering agreement, or the New HCW Offering Agreement, with HCW, pursuant to which we may offer and sell, at our option, up to $25.0 million of our ADSs through an “at-the-market” equity program under which HCW agreed to act as sales agent. As of March 21, 2023, we have sold 608,651 of our ADSs for total gross proceeds of approximately $1.4 million under the New HCW Offering Agreement.

 As of March 21, 2023, in the framework of our Share Incentive Plan, there are outstanding stock options, restricted stock units and performance stock units (granted to directors, employees and consultants) for the purchase of 92.1 million ordinary shares with a weighted average exercise price of $0.13 per ordinary share.

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

We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and therapeutic candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our therapeutic candidates to market. Our future capital requirements will depend on many factors, including:

•	the failure to obtain regulatory approval, in a timely manner or at all, or achieve commercial success of our therapeutic candidates;

•	our success in effecting out-licensing arrangements with third parties;

•	our success in establishing other out-licensing or co-development arrangements;

•	the success of our licensees in selling products that utilize our technologies;

•	the results of our preclinical studies and clinical trials for our earlier stage therapeutic candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of our therapeutic candidates that progress to clinical trials;

•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our therapeutic candidates are approved, and we decide to commercialize them ourselves;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

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

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ADSs may be delisted and the price of our ADSs stock and our ability to access the capital markets could be negatively impacted.

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market. The standards for continued listing include, among other things, that the minimum bid price for the listed securities not fall below $1.00 per share for a period of 30 consecutive trading days.

On November 2, 2022, we were notified in a letter, or the Notification Letter, by the Nasdaq Listing Qualifications that we are not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2), or the Rule, for continued listing on The Nasdaq Capital Market.

The Notification Letter provides that the Company has 180 calendar days, or until May 1, 2023, to regain compliance with the Rule. To regain compliance, the bid price of our ADSs must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. In the event we do not regain compliance by May 1, 2023, we may then be eligible for additional 180 days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period. If we do not qualify for the second compliance period or fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our ADSs, at which point we will have an opportunity to appeal the delisting determination to a Hearings Panel

No assurance can be given that we will be able to regain compliance with the Rule. Failure to meet applicable Nasdaq continued listing standards could result in a delisting of our ADSs. A delisting of our ADSs from Nasdaq could materially reduce the liquidity of our ADSs and result in a corresponding material reduction in the price of our ADSs. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities.

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

Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020, March 23, 2021 and November 1, 2022. In addition, proposed judicial reform has sparked widespread protests across Israel. Uncertainty surrounding future elections and the outcome of the judicial reform in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Our research and development efforts were previously financed, in part, through grants that we received from the Israel Innovation Authority, or the IIA (formerly the Office of the Chief Scientist of Israel’s Ministry of Economy and Industry, or the OCS). In addition, before we in-licensed motixafortide, Biokine had received funding for the project from the IIA, and as a condition to IIA consent to our in-licensing of motixafortide, we were required to agree to abide by any obligations resulting from such funding. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 1984, and related regulations, as amended, or the Research Law, with respect to these projects. Through December 31, 2022, we received approximately $22.0 million in funding from the IIA and paid the IIA approximately $7.0 million in royalties under our approved programs. As of December 31, 2022, we have no contingent obligation to the IIA other than for motixafortide as agreed when we in-licensed the project. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $3.7 million as of December 31, 2022. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future.

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

ITEM 4.  INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is BioLineRx Ltd. We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 2 HaMa’ayan Street, Modi’in 7177871, Israel, and our telephone number is +972 (8) 642-9100. Our wholly owned subsidiary, BioLineRx USA, Inc., was incorporated in Delaware on January 4, 2008, and is located at 77 Fourth Ave, Waltham, Massachusetts 02451, and its telephone number is (617) 859-6409.

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

Our capital expenditures for the years ended December 31, 2020, 2021 were immaterial and 0.3 million for the year ended December 31, 2022. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment.

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

B. Business Overview

We are a pre-commercial-stage biopharmaceutical company focused on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates – motixafortide (BL-8040), a novel peptide for the treatment of stem-cell mobilization and solid tumors, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. To date, except for BL-5010, none of our therapeutic candidates have been approved for marketing or sold commercially. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case-by-case basis, the commercialization of our therapeutic candidates independently. In this regard, we are currently executing on an independent commercialization plan for motixafortide in stem cell mobilization for autologous bone marrow transplantation in multiple myeloma patients.

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

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, including the target indications and status of each candidate and our development partners:

Motixafortide

Motixafortide, is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we are developing for the treatment of stem cell mobilization and solid tumors. CXCR4 is expressed by normal hematopoietic cells and overexpressed in various human cancers where its expression correlates with disease severity. CXCR4 is a chemokine receptor that mediates the homing and retention of hematopoietic stem cells, or HSCs, in the bone marrow, and also mediates tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and survival. Before “motixafortide” was approved by the World Health Organization, or WHO, in 2019 as an International Nonproprietary Name, this therapeutic candidate was known as “BL-8040”. In October 2021, we received WHO approval of the United States Adopted Name, or USAN, “motixafortide”.

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

We continue to follow-up on the GENESIS study patients for relapse-free and overall survival. In addition, we continue to perform detailed analyses of the data according to the statistical analysis plan agreed-upon with the FDA, as well as certain post hoc analyses. In December 2021, we held a pre-NDA meeting with the FDA. The purpose of the meeting was to obtain agreement from the FDA on the content of the proposed NDA, and, in particular, to confirm that our single Phase 3 pivotal study, GENESIS, is sufficient to support an NDA submission. During the pre-NDA meeting, the FDA agreed that the proposed data package is sufficient to support an NDA submission. In September 2022, we submitted an NDA to the FDA for motixafortide in stem cell mobilization for autologous bone marrow transplantation for multiple myeloma patients and in November 2022, the FDA accepted for review the NDA and assigned the NDA a PDUFA target action date of September 9, 2023.

In October 2021, we announced positive results from a pharmacoeconomic study evaluating the cost-effectiveness of using investigational drug motixafortide as a primary stem cell mobilization agent on top of granulocyte colony stimulating factor (G-CSF), versus G-CSF alone, in multiple myeloma patients undergoing autologous stem-cell transplantation (ASCT). The study was performed by the Global Health Economics and Outcomes Research (HEOR) team of IQVIA, and was a pre-planned study conducted in parallel with the GENESIS Phase 3 trial. The study concluded that the addition of motixafortide to G-CSF (the current standard of care) is associated with a statistically significant decrease in health resource utilization (HRU) during the ASCT process, compared to G-CSF alone. Based on the significantly higher number of mobilized cells and the lower number of apheresis sessions, lifetime estimates show quality-adjusted-life-year benefits and net cost savings of ~$19,000 (not including the cost of motixafortide), versus G-CSF alone.

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

            We believe these results, together with the highly significant and clinically meaningful data from the GENESIS trial, strongly support the potential use of motixafortide, on top of G-CSF, as the standard of care in stem cell mobilization for autologous stem cell transplantation. In this regard, in June 2022, we appointed biopharmaceutical veteran executive, Holly W. May as our Chief Commercial Officer and in September 2022 we announced our U.S. commercialization plan for APHEXDA® (motixafortide) in stem cell mobilization for autologous bone marrow transplantation for multiple myeloma patients and appointed Ms. May as President of our U.S. subsidiary, who is responsible for the commercial planning, positioning, and launch oversight for motixafortide in the stem cell mobilization indication across the U.S. market, assuming FDA approval. If approved, we intend to commercialize APHEXDA in the U.S. independently in order to accelerate its availability to patients and to maximize the value of this innovative therapeutic candidate.

In March 2023, we entered into a clinical collaboration with Washington University School of Medicine in St. Louis to advance a Phase 1 clinical trial in which motixafortide will be tested as monotherapy and in combination with natalizumab (VLA-4 inhibitor) as novel regimens to mobilize CD34+ hematopoietic stem cells for gene therapies in Sickle Cell Disease (SCD). The study will enroll five adults with a diagnosis of SCD who are receiving automated red blood cell exchanges via apheresis. The trial’s primary objective is to assess the safety and tolerability of motixafortide alone and the combination of motixafortide + natalizumab in SCD patients, defined by dose-limiting toxicities. Secondary objectives include determining the number of CD34+ hematopoietic stem and progenitor cells (HSPCs) mobilized via leukapheresis; and determining the kinetics of CD34+ HSPCs mobilization to peripheral blood in response to motixafortide alone and motixafortide + natalizumab in SCD patients. The study is anticipated to begin enrollment in 2023 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change).

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

In October 2020, we announced that motixafortide will be tested in combination with the anti-PD-1 cemiplimab (LIBTAYO®) and standard-of-care chemotherapy (gemcitabine and nab-paclitaxel) in first-line PDAC. This investigator-initiated Phase 2 study, led by Columbia University, will initially enroll 10-12 PDAC patients, and will be expanded to a total of 40 patients following an evaluation of the initial 10-12 patients based on pre-defined criteria. The primary endpoint of the study is the overall response rate. Secondary endpoints include safety and tolerability, progression free survival, duration of clinical benefit and overall survival. Data from the study is anticipated in 2023 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change).

In June 2022, we entered into a collaboration agreement with GenFleet Therapeutics, or GenFleet, an immuno-oncology focused biopharmaceutical company based in China, to advance motixafortide through a randomized Phase 2b clinical trial in PDAC. Under the terms of the agreement, GenFleet will fully fund, design and execute a randomized Phase 2b clinical trial that will enroll approximately 200 first-line metastatic PDAC patients in China. This randomized controlled study will aim to evaluate the superiority of motixafortide in combination with an anti-PD-1 and chemotherapy compared to chemotherapy alone, the current standard of care and is expected to commence in 2023 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change). As part of the collaboration, we will supply motixafortide, while GenFleet will supply the other study drugs for the trial. Trial oversight will be administered by a Joint Development Committee. GenFleet will be eligible to receive low-to-mid-single digit tiered percentage royalties on future motixafortide sales, if approved.

ARDS secondary to COVID-19 and other viral infections

During the first half of 2020, we initiated the evaluation of motixafortide as a potential therapy for acute respiratory distress syndrome, or ARDS, resulting from COVID-19 and other viral infections In this regard, substantial data is emerging regarding the involvement of neutrophils, neutrophil extracellular traps (NETs), monocytes and macrophages in the development of ARDS secondary to COVID-19 and other viral infections; as well as the key involvement of CXCR4 as a mediator of those cells in the inflamed pulmonary tissue. Based on the scientific data indicating the importance of blocking the CXCR4/CXCL12 axis during ARDS, we believe that motixafortide may be of potential benefit for patients with ARDS. Following our initial evaluation, in November 2020, we announced initiation of a Phase 1b study in patients with ARDS secondary to COVID-19 and other respiratory viral infections. The study is an investigator-initiated study, led by Wolfson Medical Center, in Israel, to evaluate motixafortide in patients hospitalized with ARDS. The primary endpoint of the study is to assess the safety of motixafortide in these patients; respiratory parameters and inflammatory biomarkers will be assessed as exploratory endpoints. Up to 25 patients will be enrolled in the study, with a preliminary analysis planned after ten patients have completed the initial treatment period. Results of the preliminary analysis are expected in 2023 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change).

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

In September 2022, the FDA approved APHEXDA as motixafortide’s trade name.

 AGI-134

AGI-134, a clinical therapeutic candidate in-licensed by our subsidiary, Agalimmune Ltd., is a synthetic alpha-Gal glycolipid immunotherapy in development for solid tumors. AGI-134 harnesses the body’s pre-existing, highly abundant, anti-alpha-Gal antibodies to induce a hyper-acute, systemic, specific anti-tumor response to the patient’s own tumor neo-antigens. This response not only kills the tumor cells at the site of injection, but also brings about a durable, follow-on, anti-metastatic immune response. In August 2018, we initiated a Phase 1/2a clinical study for AGI-134 that is primarily designed to evaluate the safety and tolerability of AGI-134 in unresectable metastatic solid tumors and to validate AGI-134’s mechanism of action using a wide array of biomarkers. The multi-center, open-label study was carried out in the United Kingdom, Spain and Israel. Initial safety results from the first part of the study were announced at the beginning of September 2019; at the end of the same month, the second part of the study was commenced. Due to clinical operating issues associated with the COVID-19 pandemic, in April 2020, enrollment to the clinical trial was temporarily suspended. In August 2020, we renewed study enrollment, and in January 2022, we completed enrollment. In December 2022, we announced results from the study. The study met its primary endpoint of AGI-134’s safety and tolerability. Generation of an immune response and markers of clinical efficacy were assessed as secondary endpoints. Most patients analyzed showed an increase in Alpha-Gal antibodies, indicating increased overall immune activity. Additionally, increases in antigen presenting cells (APCs) were observed in most tissue samples analyzed, and T cell and macrophage tumor infiltration was seen in approximately one-third of evaluable patients’ injected tumors, and in approximately half of evaluable patients’ un-injected lesions. Radiological assessments found that 29 percent of patients in the trial achieved best overall response of stable disease. We plan to seek publication of our data at a medical congress in 2023, and in consultation with our scientific advisory board, we will determine the next steps for the program in the first half of 2023.

Establishment of Scientific Advisory Board

In December 2021, we established a Scientific Advisory Board (SAB) to provide insight and guidance on our activities in the field of immuno-oncology. The SAB is comprised of recognized leaders in cancer immunology, intra-tumoral injections and clinical development.

Listed in alphabetical order, the founding SAB members are: Ronald Levy, MD, the Robert K. and Helen K. Summy Professor and Director of the Lymphoma Program at Stanford University School of Medicine, Palo Alto, CA; Aurélien Marabelle, MD, PhD, Clinical Director, Cancer Immunotherapy Program, Gustave Roussy, Paris, France and Director, Translational Research Laboratory in Immunotherapy, INSERM, Paris, France; Ignacio Melero MD, PhD, Professor of Immunology at the Academic Hospital of Navarra, Spain and at the Center for Applied Medical Research (CIMA) of the University of Navarra, Spain; Jon Wigginton, MD, Chair of the SAB and Senior Advisor at Cullinan Oncology, former Chief Medical Officer of MacroGenics, and former Therapeutic Area Head, Immuno-Oncology, Early Clinical Research at Bristol-Myers Squibb; and Leisha Emens, MD, PhD, Professor of Medicine, Director of Translational Immunotherapy for the Women's Cancer Research Center 15213   Co-Leader, Hillman Cancer Immunology/Immunotherapy Program at the UPMC Hillman Cancer Center, Pittsburgh, PA.

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

Therapeutic Candidates

Motixafortide

The following paragraphs are a high-level summary of the therapeutic areas we are currently investigating for motixafortide:

Stem cell mobilization. High-dose chemotherapy followed by stem cell transplantation has become an established treatment modality for a variety of hematologic malignancies, including multiple myeloma (MM), as well as various forms of lymphoma and leukemia. Stem cells are mobilized from the bone marrow of the patient (i.e., autologous transplant) or donor (i.e., allogeneic transplant) using granulocyte-colony stimulating factor (G-CSF), harvested from the peripheral blood by apheresis, and infused to the patient after intensive myeloablation (chemo/radiotherapy). In 2019, approximately 45,000 autologous transplants were conducted in the US and EU. The goal of collection is approximately 5-6M cells/kg for MM patients. Plerixafor (in combination with G-CSF) can be used upfront, or as a rescue therapy for those patients that did not achieve the target collection. Today, it is estimated that approximately 55-60% of patients undergoing autologous transplantation in the US receive plerixafor on top of G-CSF. A recent market assessment which we commissioned through a third-party vendor estimates the value of the U.S. stem cell mobilization market at ~$360M in 2021.

Solid tumors. Novel, emerging therapeutic approaches for targeting solid tumors are being developed and tested. Combinational therapies of immune checkpoint inhibitors with immuno-oncology supporting agents, with or without chemotherapy, are among the most promising experimental treatments for solid malignancies.

Pancreatic cancer has a low rate of early diagnosis, a high mortality rate and a poor five-year survival prognosis. Symptoms are usually non-specific and as a result, pancreatic cancer is often not diagnosed until it reaches an advanced stage. Once the disease has metastasized, or spread to other organs, it becomes especially hard to treat. Each year, about 185,000 individuals globally are diagnosed with this condition; and in 2022, the Surveillance, Epidemiology and End Results program, or SEER, of the National Cancer Institute estimated that in the United States there would be approximately 62,000 individuals diagnosed with pancreatic cancer. The overall five-year survival rate among pancreatic cancer patients is 11-12%, which constitutes the highest mortality rate among solid tumor malignancies; among those diagnosed with metastatic disease, the overall five-year survival rate is only 3%. Recent developments that have improved the survival in many cancer types have not been effective for pancreatic cancer patients, highlighting the need for the development of new therapeutic options.

Furthermore, second-line patients that were diagnosed already with metastatic disease have very few therapeutic options. The only approved regimen for second-line patients is Onivyde® in combination with 5FU and LV. For these Stage IV at diagnosis patients reaching second-line therapy, median overall survival is only 4.7 months (Macarulla et al, Pancreas 2020).

Regulatory Approvals.

United States

In September 2013, the FDA granted an Orphan Drug Designation to motixafortide as a therapeutic for the treatment of AML. In January 2014, the FDA granted an Orphan Drug Designation to motixafortide for use, in combination with G-CSF, in mobilizing human stem cells from the bone marrow to the peripheral blood for collection for autologous or allogeneic (donor-based) transplantation. In January 2015, the FDA modified this Orphan Drug Designation for motixafortide for use either as a single agent or in combination with G-CSF. In February 2019, the FDA granted Orphan Drug Designation to motixafortide for use in the treatment of pancreatic cancer. Orphan Drug Designation is granted to therapeutics intended to treat rare diseases that affect not more than 200,000 people in the United States. Orphan Drug Designation entitles the sponsor to a seven-year marketing exclusivity period and clinical protocol assistance with the FDA, as well as federal grants and tax credits and an exemption from the Prescription Drug User Fee so long as the revenue is below $50,000,000.

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

We continue to follow-up on the GENESIS study patients for relapse-free and overall survival. In addition, we continue to perform detailed analyses of the data according to the statistical analysis plan agreed-upon with the FDA, as well as certain post hoc analyses. In December 2021, we held a pre-NDA meeting with the FDA. The purpose of the meeting was to obtain agreement from the FDA on the content of the proposed NDA, and, in particular, to confirm that our single Phase 3 pivotal study, GENESIS, is sufficient to support an NDA submission. During the pre-NDA meeting, the FDA agreed that the proposed data package is sufficient to support an NDA submission. In September 2022, we submitted an NDA to the FDA for motixafortide in stem cell mobilization for autologous bone marrow transplantation for multiple myeloma patients and in November 2022, the FDA accepted for review the NDA and assigned the NDA a PDUFA target action date of September 9, 2023.

Phase I study (SCD)

In March 2023, we entered into a clinical collaboration with Washington University School of Medicine in St. Louis to advance a Phase 1 clinical trial in which motixafortide will be tested as monotherapy and in combination with natalizumab (VLA-4 inhibitor) as novel regimens to mobilize CD34+ hematopoietic stem cells for gene therapies in Sickle Cell Disease (SCD). The study will enroll five adults with a diagnosis of SCD who are receiving automated red blood cell exchanges via apheresis. The trial’s primary objective is to assess the safety and tolerability of motixafortide alone and the combination of motixafortide + natalizumab in SCD patients, defined by dose-limiting toxicities. Secondary objectives include determining the number of CD34+ hematopoietic stem and progenitor cells (HSPCs) mobilized via leukapheresis; and determining the kinetics of CD34+ HSPCs mobilization to peripheral blood in response to motixafortide alone and motixafortide + natalizumab in SCD patients. The study is anticipated to begin enrollment in 2023 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change).

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

Investigator-Initiated LIBTAYO Study

In October 2020, we announced that motixafortide will be tested in combination with the anti-PD-1 cemiplimab (LIBTAYO®) and standard-of-care chemotherapy (gemcitabine and nab-paclitaxel) in first-line PDAC. This investigator-initiated Phase 2 study, led by Columbia University, will initially enroll 10-12 PDAC patients, and will be expanded to a total of 40 patients following an evaluation of the initial 10-12 patients based on pre-defined criteria. The primary endpoint of the study is the overall response rate. Secondary endpoints include safety and tolerability, progression free survival, duration of clinical benefit and overall survival. Data from the study is anticipated in 2023 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change).

GenFleet Study

In June 2022, we entered into a collaboration agreement with GenFleet Therapeutics, or GenFleet, an immuno-oncology focused biopharmaceutical company based in China, to advance motixafortide through a randomized Phase 2b clinical trial in PDAC. Under the terms of the agreement, GenFleet will fully fund, design and execute a randomized Phase 2b clinical trial that will enroll approximately 200 first-line metastatic PDAC patients in China. This randomized controlled study will aim to evaluate the superiority of motixafortide in combination with an anti-PD-1 and chemotherapy compared to chemotherapy alone, the current standard of care and is expected to commence in 2023. As part of the collaboration, we will supply motixafortide, while GenFleet will supply the other study drugs for the trial. Trial oversight will be administered by a Joint Development Committee. GenFleet will be eligible to receive low-to-mid-single digit tiered percentage royalties on future motixafortide sales, if approved.

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

During 2020, we finalized plans with our collaboration partners to conduct an interim analysis on 2/3 (N=128) of the 194 patients originally planned in the study, all of which had already completed treatment. In November 2020, we announced that based on the interim analysis, the investigational arm of motixafortide combined with cytarabine did not demonstrate a statistically significant effect in the study’s primary endpoint, and therefore, the DMC recommended not to continue the study. Based on the DMC’s recommendation, we terminated the study. We continue to believe in the relevance of CXCR4 as a viable target in other AML treatment lines, such as rr/AML and induction treatment.

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

The study is comprised of two parts: (i) an accelerated dose-escalation part to assess the safety and tolerability of intratumorally injected AGI-134 as a monotherapy, as well as to determine the maximum tolerated dose and the recommended dose for part 2 of the study and (ii) a dose expansion part at the recommended dose, designed to assess the safety, tolerability and anti-tumor activity of AGI-134 as a monotherapy in a basket cohort of multiple solid tumor types. The first part of the study was completed in September 2019, with AGI-134 being found to be safe and well tolerated, with no serious drug-related adverse events or dose-limiting toxicities reported. The maximal tolerated dose was not reached and the recommended dose for the second part of the study was determined. We commenced the second part of the study in September 2019. Due to clinical operating issues associated with the COVID-19 pandemic, in April 2020, the clinical trial was temporarily suspended. In August 2020, we renewed study enrollment, and in January 2022, we completed enrollment. In December 2022, we announced results from the study. The study met its primary endpoint of AGI-134’s safety and tolerability. Generation of an immune response and markers of clinical efficacy were assessed as secondary endpoints. Most patients analyzed showed an increase in Alpha-Gal antibodies, indicating increased overall immune activity. Additionally, increases in antigen presenting cells (APCs) were observed in most tissue samples analyzed, and T cell and macrophage tumor infiltration was seen in approximately one-third of evaluable patients’ injected tumors, and in approximately half of evaluable patients’ un-injected lesions. Radiological assessments found that 29 percent of patients in the trial achieved best overall response of stable disease. We plan to seek publication of our data at a medical congress in 2023, and in consultation with our scientific advisory board, we will determine the next steps for the program in the first half of 2023.

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

Collaboration and Out-Licensing Agreements

Collaboration Agreement with MSD

See “—Therapeutic Candidates — Motixafortide — Clinical Trials — Solid tumors” for details regarding our collaboration with MSD.

Collaboration Agreement with GenFleet

See “—Therapeutic Candidates — Motixafortide — Clinical Trials — Solid tumors” for details regarding our collaboration with GenFleet.

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

Patents

As of March 21, 2023, we owned or exclusively licensed for uses within our field of business 33 patent families that collectively contain 129 issued patents, 10 allowed patent applications and over 80 pending patent applications relating to the three candidates listed below. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our three therapeutic candidates are described below and include both issued patents and pending patent applications we exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

•
The motixafortide drug product candidate is covered as a composition of matter by a pending international patent application. Corresponding patents, if granted, will expire in December 2041, not including any applicable patent term extension, which may add an additional term of up to five years on the patent. We also have an exclusive license to a patent family that covers the active ingredient molecule per se. Patents of this family have been granted in the U.S., Europe, Japan and Canada. The patents will expire in August 2023, not including any applicable patent term extension. We have an exclusive license to a patent family that covers motixafortide combined with a PD1 antagonist for the treatment of cancer. Four patents of this family have been granted in the U.S., and member patent applications are pending in the U.S., Europe, Japan, China, Canada, Australia, India, Korea, Mexico, Brazil and Israel. The granted U.S. patent and patents to issue in the future based on pending patent applications in this family will expire in 2036, not including any applicable patent term extension. In addition, we have an exclusive license to nineteen other patent families pending or granted worldwide directed to methods of synthesis of motixafortide and methods of use of motixafortide either alone or in combination with other drugs for the treatment of certain types of cancer and other indications. Furthermore, we have Orphan Drug status for AML, pancreatic cancer and stem cell mobilization, as well as data exclusivity protection afforded to motixafortide as an NCE.

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

Trademarks

We also rely on protection available under trademark laws. As of March 21, 2023, we have registered trademarks for “APHEXDA” in Israel and also have the same pending trademarks in the EU and Australia (both accepted and published) and in the UK, the US, Brazil, Canada, China, Japan and Republic of Korea jurisdictions. We also claim common law protections for other marks we use in our business. Competitors and other companies could adopt similar marks or try to prevent us from using our marks, consequently impeding our ability to build brand identity and possibly leading to customer confusion.

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

There can be no assurance that our therapeutic candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements, and at an acceptable cost. Our contract manufacturers, who we also plan to use as we execute our independent commercialization for montixafortide to begin producing commercial scale product, are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products or medical devices. Our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with cGMP on an ongoing basis, mandated by the FDA and other regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

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

Motixafortide

There are a number of potentially competitive compounds under development that act as CXCR4 inhibitors, including, among others, Mozobil® (plerixafor), which is being marketed by Sanofi Genzyme as a stem cell mobilizer for autologous stem cell transplantation; burixafor developed by GPCR Therapeutics; X4P-001 (mavorixafor) developed by X4 Pharmaceuticals Inc for WHIM syndrome; GMI-1359 developed by Glyco-Mimetics Inc for Solid Tumors and AD-214 developed by AdAlta Ltd for idiopathic pulmonary fibrosis (IPF).

In the field of stem cell mobilization, in addition to the above-referenced Mozobil, Magenta’s MGTA-145 is a compound under development that could potentially be approved for stem cell mobilization in patients with genetic and autoimmune diseases, however, this development status is unclear as Magenta recently announced the failure of lead asset and their intention to seek strategic alternatives.

During 2023, Mozobil’s patent will expire. The following companies have developed and applied for FDA approval for Plerixafor generic drugs: Dr. Reddys Labs LTD, TEVA Pharms USA, Zydus Pharms USA IND, MSN Laboratories Private Ltd, Auromedics Pharma LLC, Amneal EU Ltd and Kindos Pharma Co Ltd.

 Immuno-oncology is an area of great interest in the pharmaceutical market, specifically, immuno-oncology combination therapies. Currently there are thousands of immuno-oncology combination treatments being tested in clinical trials that aim to transform scientific innovation into practice-changing cancer drugs.

In the field of pancreatic cancer, motixafortide, if approved, will compete with the few, currently approved treatments for PDAC. In the first line setting, Gemcitabine in combination with Abraxane® or FOLFIRINOX regimen are the current standard of care and there are a few targeted therapies including Tarceva and Lynparza. Oncologists have limited options of existing therapies for second-line metastatic patients. The only FDA-approved second-line treatment is Onivyde® in combination with 5FU and LV for gemcitabine-treated patients. In addition to chemotherapy, Merck’s KEYTRUDA® was approved for MSI-H cancers (approximately 1% of all cases) and Lynparza® was recently approved for maintenance of BRCA mutated pancreatic cancer (approximately 7% of all cases).

In the last years we have seen a number of late-stage clinical failures of compounds for advanced PDAC, most notably Apexigen’s APX005, Erytech’s Eryspase and Rafael Pharmaceuticals’s devimistat in the last year. Most of these failed trials have been based on a single promising endpoint. There are very few compounds in advanced stages of development in PDAC, most notably TME Pharma’s (previously known as Noxxon) NOX-A12, which has announced initiation of a Phase 2 trial as a triple combination study in PDAC.

The field of AML has seen quite a few approvals in recent years, most of them being for specific subpopulations in specific lines of therapy. If approved, motixafortide will compete with many currently approved treatments for AML that include chemotherapy (doxorubicin, cytarabine, vincristine); radiation therapy; stem cell transplantation; hypomethylating agents Dacogen® (decitabine, Eisai and Johnson & Johnson); Vidaza® (azacitidine, Celgene); FLT3 Inhibitors Xospata® (gilteritinib), Vanflyta® (quizartinib); Rydapt® (midostaurin); IDH inhibitors Idhifa® (enasidenib) and Tibsovo® (ivosidenib). Other approved drugs for AML are Vyxeos® (liposomal cytarabine); Venclexta/Venclyxto® (Venetoclax, AbbVie); Daunorubicin® (Jazz Pharmaceuticals); Revlimid® (lenalidomide, Celgene); Daurismo® (glasdegib, Pfizer); Mylotarg® (gemtuzumab, Pfizer); and Rezlidhia® (olutasidenib, Rigel)

In addition there are a number of potentially competitive compounds in development to treat AML including, among others, crenolanib (Arog Phramaceuticals), oral azacytidine (Celgene/Bristol Myers Squibb); guadecitabine (Astex Pharmaceuticals / Otsuka); uprolesan (Glycomimetics); pracinostat (MEI Pharma/Helsinn); devimistat (Rafael Pharmaceuticals); ibrutinib (AbbVie); enasidenib (Bristol Myers Squibb); alvocidib (Tolero Pharmaceuticals); daratumumab (Johnson & Johnson); brentuximab (Seattle Genetics); selinexor (Karyopharm Therapeutics and Ono Pharmaceutical Co Ltd.); Nexavar (sorafenib, Bayer) vosaroxim (Denovo Biopharma LLC).

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

Insurance

We maintain insurance for our offices and laboratory in Israel. This insurance covers approximately NIS 15.8 million (approximately $4.5 million) of equipment, consumables and lease improvements against risk of fire, lightning, natural perils and burglary (the latter coverage limited to NIS 790,500 (approximately $225,000)), and NIS 4.6 million (approximately $1.3 million) of consequential damages (covering fixed damages and extra expenses). For our clinical activities, we carry life science liability insurance covering general liability with an annual coverage amount of $30.0 million per occurrence and product liability and clinical trials coverage with an annual coverage amount of $30.0 million each claim and in the aggregate. The annual aggregate as well as the maximum indemnity for a single occurrence, claim or circumstances under this insurance is $30.0 million. In addition, we maintain the following insurance: employer’s liability with coverage of NIS 31.0 million (approximately $8.8 million) for each occurrence and in the aggregate; third-party liability with coverage of NIS 15.5 million (approximately $4.4 million) for each occurrence and in the aggregate; all risk coverage of approximately NIS 8.0 million (approximately $2.3 million) for electronic and mechanical equipment; directors’ and officers’ liability with coverage of $15.0 million for each claim and in the aggregate; stock throughput insurance covering the API, clinical trials materials; and a global travel insurance policy.

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

Before approving an application, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless the FDA determines that the product is manufactured in substantial compliance with cGMP. If the FDA determines that the NDA or BLA is supported by adequate data and information, the FDA may issue an approval letter. During review, the FDA may request additional information via an information request, or IR letter, or state deficiencies via a deficiency letter, or DR letter. Upon compliance with the conditions stated, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of approval, the FDA may require additional trials or post-approval testing and surveillance to monitor the drug’s safety or efficacy, the adoption of risk evaluation and mitigation strategies, and may impose other conditions, including labeling and marketing restrictions on the use of the drug, which can materially affect its potential market and profitability. Once granted, product approvals may be withdrawn if compliance with regulatory standards for manufacturing and quality control are not maintained or if additional safety problems are identified following initial marketing.

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

Manufacturing Requirements

Any medicinal product placed on the market in the EEA must be manufactured in accordance with the principles of good manufacturing practice as set out in Directive EC2017/1572 supplementing Directive 2001/83/EC of the European Parliament and of the Council as regards the principles and guidelines of good manufacturing practice for medicinal products for human use for human use and Volume 4 of the “Rules Governing Medicinal Products in the European Community”.  Directive 2017/1572/EU has replaced Directive 2003/94/EC. Directive 2003/94/EC will still be applicable to clinical trials conducted in accordance with the former regime under transitional provisions. Furthermore, distribution of medicinal products in the EU is subject to Directive 2001/83/EC, 92/25/EEC and current guidance on good distribution practice, or GDP. Moreover, EU law requires the clinical results in support of clinical safety and efficacy to be based upon clinical trials conducted in the EU in compliance with the requirements of the CTR and Directive 2005/28/EC, which implement good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the EU and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in the CTR or if conducted prior to 31 January 2022, its predecessor  Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to the CTR, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the EU.

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

Clinical Testing in Israel

In order to conduct clinical testing on humans in Israel, special authorization must first be obtained from the ethics committee and the head of the medical center in which the clinical studies are planned to be conducted, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. These regulations require authorization by the institutional ethics committee and the head of the medical center.  Israeli Ministry of Health, except for certain circumstances, is required to approve each trial as well. . The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Since we intend to perform a portion of the clinical studies on certain of our therapeutic candidates in Israel, we will be required to obtain authorization from the ethics committee and head of medical center of each institution in which we intend to conduct our clinical trials, and in most cases, from the Israeli Ministry of Health.

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

Israeli Government Programs

Israel Innovation Authority

Research and Development Grants. A number of our therapeutic products have been financed, in part, through funding from the IIA in accordance with Research Law. Through December 31, 2022 we have received approximately $22.0 million in aggregate funding from the IIA and have paid the IIA approximately $7.0 million in royalties under our approved programs. As of December 31, 2022, we have no contingent obligation to the IIA other than for motixafortide. In connection with the in-licensing of motixafortide from Biokine, and as a condition to IIA consent to the transaction, we agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by us relating to this transaction (which liability has no relation to the funding actually received by us) amounts to $3.7 million as of December 31, 2022. We have a full right of offset for amounts payable to the IIA from payments that we may owe to Biokine in the future.

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

Pursuant to the Research Law and the tracks published by the IIA, recipients of funding from the IIA are prohibited from manufacturing products developed using IIA grants or derived from technology developed with IIA grants outside of Israel and from transferring rights to manufacture such products outside of Israel. However, the IIA could, in special cases, approve the transfer of manufacture or of manufacturing rights of a product developed in an approved program or which resulted therefrom, outside of Israel. If we were to receive approval to manufacture or to transfer the rights to manufacture our products developed with IIA grants outside of Israel, we would be required to pay an increased total amount of royalties (possibly up to 300% of the grant amounts plus interest), depending on the portion of total manufacturing that was performed outside of Israel. In addition, the royalty rate applicable to us could possibly increase. Such increased royalties constituted the total repayment amount required in connection with the transfer of manufacturing rights of IIA-funded products outside Israel. The tracks published by the IIA do enable companies to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties (but resulting in a lower grant amount).

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

Approval of the transfer or license of technology to residents of Israel is required and could be granted in specific circumstances, but only if the recipient agrees to abide by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties. Additionally, a royalty payment is generally required to be made from the consideration paid for such transfer.

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

C. Organizational Structure

Our corporate structure consists of BioLineRx Ltd., one wholly owned subsidiary, BioLineRx USA, Inc., and a substantially wholly owned U.K. subsidiary, Agalimmune Ltd.

D. Property, Plant and Equipment

We are headquartered in Modi’in, Israel. We entered into a lease agreement in August 2014, for an aggregate of 1,663 square meters (approximately 17,900 square feet) of space. Monthly rent is NIS 120,300 (approximately $34,000), including maintenance fees and parking. The initial term of the lease expired in June 2020, and we exercised our option to extend the lease through June 30, 2025. We have the option to extend the lease for two additional lease periods totaling up to an additional 5 years, each option at a 5% increase to the preceding lease payment amount.

This facility houses both our administrative and research operations and our central laboratory. The central laboratory consists of approximately 380 square meters (approximately 4,200 square feet) and includes a bioanalytical laboratory, a formulation laboratory and a tissue culture laboratory. Our bioanalytical laboratory has received GLP certification.

In addition, in October, 2022, we entered into a lease agreement for our office in Waltham, Massachusetts for an aggregate of 4,880 square feet of space. Monthly rent is $23,600. The term of the lease expires in December 2024.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly those in “Item 3. Key Information — Risk Factors.” Our discussion and analysis for the year ended December 31, 2021 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 16, 2022, as amended by Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on September 9, 2022. (File No. 001-35223).

We are a pre-commercial-stage biopharmaceutical company focused on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates – motixafortide (BL-8040), a novel peptide for the treatment of stem-cell mobilization and solid tumors, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. To date, except for BL-5010, none of our therapeutic candidates have been approved for marketing or sold commercially. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case-by-case basis, the commercialization of our therapeutic candidates independently. In this regard, we are currently executing on an independent commercialization plan for motixafortide in stem cell mobilization for autologous bone marrow transplantation in multiple myeloma patients.

A. Operating Results

History of Losses

Since our inception in 2003, we have generated significant losses in connection with our research and development. As of December 31, 2022, we had an accumulated deficit of $330.0 million. We may continue to generate losses in connection with the research and development activities relating to our pipeline of therapeutic candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to continue to incur operating losses, which may be substantial over the next several years, and we expect to need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), funding received from the IIA, payments received under out-licensing arrangements, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, the commercialization of our lead therapeutic candidate, motixafortide, if approved, potential future milestone and royalty payments that we may receive from our existing out-licensing agreement, potential future upfront, milestone or royalty payments that we may receive from out-licensing transactions for our other therapeutic candidates, potential revenues that we may receive from the direct commercialization of our other therapeutic candidates, interest earned on our investments, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2022, we held $51.1 million of cash, cash equivalents and short-term bank deposits.

Revenues

Our revenues to date have been generated primarily from milestone payments under previously existing out-licensing agreements.

We expect our revenues, if any, for the next several years to be derived primarily from the independent commercialization of motixafortide in stem cell mobilization, if approved by the FDA, as well as payments from any future out- licensing agreement and other potential collaboration arrangements, including future royalties on product sales.

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
Phase 3 registration study in autologous stem cell mobilization (GENESIS) completed; top-line results announced May 2021 showed highly statistically significant evidence across all primary and secondary endpoints favoring motixafortide in combination with G-CSF (p<0.0001). In addition, the combination was found to be safe and well tolerated. Pharmaco-economic studies showed positive results regarding the cost-effectiveness of using motixafortide versus both G-CSF alone and plerixafor in combination with G-CSF. NDA submission made in September 2022, and in November 2022 the FDA accepted for review the NDA with a PDUFA target action date of September 9, 2023.
			1.	FDA decision on NDA filing expected in third quarter of 2023
	2.	Phase 2 investigator-initiated study in first-line metastatic PDAC patients	2.	Data from the study is anticipated in 2023*
	3.	Phase 1b study in patients with ARDS secondary to COVID-19 and other respiratory viral infections	3.	Data from the study is anticipated in 2023*
	4.	Phase 2b randomized clinical trial in first-line metastatic PDAC patients under collaboration with GenFleet	4.	Initiation of the study is expected in 2023
	5.	Phase 1 study for gene therapies in SCD	5.	Initiation of the study is expected in 2023
AGI-134
Phase 1/2a study completed. Results announced December 2022. The study met its primary endpoint of safety and tolerability. Generation of an immune response and markers of clinical efficacy were assessed as secondary endpoints.
			Determination of next steps for the program in the first half of 2023

*These studies are investigator-initiated studies; therefore, the timelines are ultimately controlled by the independent investigators and are subject to change.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects as well as the U.S. commercialization of motixafortide, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

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

We expect our sales and marketing expenses to become our most significant cost as we advance our U.S. commercialization plan for motixafortide in stem cell mobilization for autologous bone marrow transplantation for multiple myeloma patients.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of commercialization activities and compensation for employees in commercialization, business development and marketing functions. Other signiﬁcant sales and marketing costs include costs for marketing and communication materials, professional fees for outside market research and consulting, legal services related to partnering transactions and travel costs.

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

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of liabilities on account of the warrants issued in equity financings we carried out in February 2019, May-June 2020 and September 2022. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes issuance expenses of the ATM sales agreements between us and H.C. Wainwright & Co., LLC, or HCW, entered into in September 2020 and September 2021, and the pro-rata share of issuance expenses from the placements related to the warrants. Sales-based royalties and other revenue from the license agreement with Perrigo have also been included as part of non-operating income, as the out-licensed product is not an integral part of our strategy, and the amounts are not material.

Financial Expense and Income

Financial expense and income consist of interest earned on our cash, cash equivalents and short-term bank deposits; interest expense related to our loans from Kreos Capital; bank fees and other transactional costs. In addition, it may also include gains/losses on foreign exchange hedging transactions, which we carry out from time to time to protect against a portion of our NIS-denominated expenses (primarily compensation) in relation to the dollar.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 4 to our consolidated financial statements, which are included elsewhere in this Annual Report.

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

Warrants

In connection with a loan transaction entered into with Kreos Capital in October 2018, we issued a warrant to purchase 63,837 ADSs at an exercise price of $14.10 per ADS. The warrant is exercisable for a period of ten years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrant is not qualified for classification as an equity instrument and has therefore been classified as a non-current financial liability.

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

In connection with a registered direct offering we completed in May 2020, we issued warrants to purchase 5,142,859 ADSs at an exercise price of $2.25 per ADS and also issued warrants to purchase 257,143 ADSs at an exercise price of $2.1875 per ADS. The warrants are exercisable for a period of two and one-half years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrant is not qualified for classification as an equity instrument and has therefore been classified as a non-current financial liability. The warrants expired in November 2022.

In connection with a registered direct offering we completed in June 2020, we issued warrants to purchase 2,510,286 ADSs at an exercise price of $2.25 per ADS and also issued warrants to purchase 125,514 ADSs at an exercise price of $2.1875 per ADS. The warrants are exercisable for a period of two and one-half  years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrant is not qualified for classification as an equity instrument and has therefore been classified as a non-current financial liability. The warrants expired in November 2022.

In connection with an underwritten public offering we completed in January 2021, we issued warrants to purchase 718,750 ADSs at an exercise price of $3.00 per ADS. The warrants are exercisable for a period of five years from the date of issuance. The warrants have been classified as shareholder’s equity.

In connection with a registered direct offering we completed in September 2022, we issued warrants to purchase 13,636,365 ADSs at an exercise price of $1.15 per ADS. The warrants are exercisable for a period of five years from the date of issuance. Since the exercise price of those warrants were not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current financial liability. We also issued warrants to purchase 681,818 ADSs at an exercise price of $1.375 per ADS. The warrants are exercisable for a period of five years from the date of issuance and have been classified as shareholder’s equity.

Results of Operations -- Overview

Revenues

We did not record any revenues for the years ended December 31, 2020, 2021 and 2022.

Cost of revenues

We did not record any cost of revenues for the years ended December 31, 2020, 2021 and 2022.

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

Research and development expenses

Research and development expenses for the year ended December 31, 2022 were $17.6 million, a decrease of $1.9 million, or 9.7% compared to $19.5 million for the year ended December 31, 2021. The decrease resulted primarily from lower expenses related to NDA supporting activities related to motixafortide, as well as lower expenses associated with the completed motixafortide GENESIS clinical trial, offset by an increase in expenses associated with the AGI-134 study and increase in payroll and related expenses.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2022 were $6.5 million, an increase of $5.5 million, or 550% compared to $1.0 million for the year ended December 31, 2021. The increase resulted primarily from initiation of pre-commercialization activities related to motixafortide, as well as an increase in market research.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2022 were $5.1 million, an increase of $0.8 million, or 18.6% compared to $4.3 million for the year ended December 31, 2021. The increase resulted primarily from an increase in share-based compensation and small increases in a number of G&A expenses.

Non-operating income (expense), net

We recognized net non-operating income of $5.7 million for the year ended December 31, 2022 compared to net non-operating expenses of $1.8 million for the year ended December 31, 2021. Non-operating income for the year ended December 31, 2022 primarily relates to fair-value adjustments of warrant liabilities on our balance sheet, offset by warrant offering expenses. Non-operating expenses for the year ended December 31, 2021 primarily relate to fair-value adjustments of warrant liabilities on our balance sheet and issuance expenses of the ATM.

Financial income (expense), net

We recognized net financial expenses of $1.5 million for the year ended December 31, 2022 compared to net financial expenses of $0.4 million for the year ended December 31, 2021. Net financial expenses for the year ended December 31, 2022 period primarily relate to interest paid on loan and losses recorded on foreign currency (primarily NIS) cash balances due to the strengthening of the US dollar during the period, offset by investment income earned on our bank deposits. Net financial expenses for the 2021 period primarily relate to interest paid on loans, offset by investment income earned on our bank deposits.

B. Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities, payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding from the IIA. As of December 31, 2022, we held $51.1 million of cash, cash equivalents and short-term bank deposits. We have invested substantially all of our available cash funds in short-term bank deposits.

In September 2021, we entered into an “at-the-market” offering agreement, or ATM, with H.C. Wainwright, or HCW, pursuant to which we may offer and sell, at our option, up to $25.0 million of our ADSs through an at-the-market equity program under which HCW agreed to act as sales agent. This agreement replaced a substantially identical ATM program that we previously had with HCW. As of the issuance date of this report, we have sold 608,651 of our ADSs for total gross proceeds of approximately $1.4 million under the ATM.

In September 2022, we entered into a loan agreement with Kreos Capital. Under the Loan Agreement, Kreos Capital will provide the Company with access to term loans in an aggregate principal amount of up to $40 million in three tranches as follows: (a) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon closing of the Loan Agreement and until April 1, 2023, (b) a loan in the aggregate principal amount of up to $20 million, available for drawdown upon achievement of certain milestones and until April 1, 2024, and (c) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon achievement of certain milestones and until October 1, 2024. We drew down the initial tranche of $10 million following execution of the agreement in September 2022.

In September 2022, we entered into definitive agreements with certain institutional investors providing for the issuance and sale in a registered direct offering of 13,636,365 of our ADSs and warrants to purchase up to an aggregate of 13,636,365 ADSs at a combined purchase price of $1.10 per ADS and associated investor warrant, for aggregate gross proceeds of approximately $15 million. The transaction closed in September 2022.

Net cash used in operating activities was $26.2 million for the year ended December 31, 2022, compared with net cash used in operating activities of $23.6 million for the year ended December 31, 2021. The $2.6 million increase in net cash used in operating activities in 2022 was primarily the result of an increase in sales and marketing expenses.

Net cash provided by investing activities was $4.0 million for the year ended December 31, 2022, compared to net cash used in investing activities of $38.2 million for the year ended December 31, 2021. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits.

Net cash provided by financing activities was $20.4 million for the year ended December 31, 2022, compared to net cash provided by financing activities of $57.7 million for the year ended December 31, 2021. The cash flows in 2022 primarily reflect the underwritten public offering of our ADSs in September 2022 and the net proceeds of a loan from Kreos Capital, offset by repayments of a previous loan from Kreos Capital. The cash flows in 2021 primarily reflect the underwritten public offering of our ADSs in January 2021, warrant exercises, and net proceeds from the ATM Facility, offset by repayments of a loan from Kreos Capital.

We have incurred accumulated losses in the amount of $330 million through December 31, 2022, and we expect to continue incurring losses and negative cash flows from operations until our product or products reach commercial profitability. Management monitors rolling forecasts of our liquidity reserves on the basis of anticipated cash flows and maintains liquidity balances at levels that are sufficient to meet its needs. The execution of an independent commercialization plan for motixafortide in the United States implies an increased level of expenses prior to and following launch of the product. However, as is common with FDA approvals of innovative pharmaceutical products, there is significant uncertainty regarding the receipt of approval, as well as the timing and scope of any potential approval ultimately received in order to launch commercialization of the product. Therefore, our cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risk inherent in our operations may cast significant doubt on our ability to continue as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2022.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our current projected cash requirements into the first half of 2024, we will require additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. We expect to also continue to seek to finance our operations through other sources, including commercialization, if approved, in the United States for motixafortide, our lead therapeutic candidate, out-licensing arrangements for the development and commercialization of our therapeutic candidates or other partnerships or joint ventures, as well as grants from government agencies and foundations. Our future capital requirements will depend on many factors, including:

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

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2022:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)

Car leasing obligations	242	0	242	-	-
Premises leasing obligations	2,860	569	884	617	790
Purchase commitments	5,908	4,692	1,196	20	-
Total	9,010	5,261	2,322	637	790

The premises leasing obligations in the foregoing table include our commitments under the lease agreement for our facility in Modi’in, Israel and our facility in Waltham, Massachusetts. See “Item 4. Information on the Company — Property, Plant and Equipment.” As for our facility in Israel, the initial term of the lease began on June 15, 2015 and expired June 2020. We have exercised an option to extend the lease through June 30, 2025 and have the option to extend the lease for two additional lease periods totaling up to an additional 5 years, each option at a 5% increase to the preceding lease payment amount. The monthly lease fee is $25,500. In addition, we pay building maintenance charges of $8,700 per month. As for our facility in the US, we entered into a lease agreement in October 2022. The monthly leased fee is $23,600. The term of the lease expires in December 2024.

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

D. Trend Information

We are a pre-commercial stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 4 to our consolidated financial statements, which are included elsewhere in this Annual Report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Executive Officers and Directors

The following table sets forth information for our executive officers and directors as of March 21, 2023. Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., 2 HaMa’ayan Street, Modi’in 7177871, Israel.

Name	Age	Position(s)

Philip A. Serlin, CPA, MBA	62	Chief Executive Officer
Mali Zeevi, CPA	47	Chief Financial Officer
Ella Sorani, Ph.D.	55	Chief Development Officer
Tami Rachmilewitz, M.D.	53	Chief Medical Officer
Holly W. May	61	US President
Aharon Schwartz, Ph.D. (1)	80	Chairman of the Board
Michael J. Anghel, Ph.D. (1)(4)	84	Director
Rami Dar, MBA (1)(2)(3)(4)	66	External Director
B.J. Bormann, Ph.D. (1)(3)	64	Director
Raphael Hofstein, Ph.D. (1)(2)(3)	73	Director
Avraham Molcho, M.D. (1)(2)(3)	65	External Director
Sandra Panem, Ph.D. (1)	76	Director

(1)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(2)	A member of our audit committee.

(3)	A member of our compensation committee.

(4)	A member of our investment committee

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

Mali Zeevi, CPA, has served as our Chief Financial Officer since October 2016. Prior to becoming Chief Financial Officer, Ms. Zeevi served as our Senior Director of Finance and Reporting beginning in 2011 and as our Director of Finance and Reporting beginning in 2009. Before joining BioLineRx, Ms. Zeevi was employed by Tescom Software Systems Testing Ltd., her last position there being Vice President Finance. Ms. Zeevi also served as a CPA at Kesselman&Kesselman, a member firm of PricewaterhouseCoopers International Limited. She holds a B.A. in business and accountancy from the College of Management Academic Studies in Israel.

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

Tami Rachmilewitz, M.D., has served as our Chief Medical Officer since January 2023. Dr. Rachmilewitz brings over 15 years of clinical development industry experience to the Company, including overseeing clinical development programs in oncology, immunology, and neurodegeneration.  Previously, she was Senior Vice President of Clinical Development at VBL Therapeutics, where she led all aspects of the company’s immuno-oncology clinical trial programs and oversaw its clinical operations and medical affairs teams.  Her prior experience also includes clinical development leadership positions at NeuroDerm Ltd., Teva Pharmaceutical Industries Ltd., and Novartis.  During her career, Dr. Rachmilewitz has led early to late phase clinical development programs, including large multinational pivotal trials. Dr. Rachmilewitz received her Bachelor of Medical Sciences degree from The Hebrew University of Jerusalem, and her Doctor of Medicine degree from the Hadassah Medical School at the Hebrew University of Jerusalem, where she also performed her internship and residency in psychiatry.   .

Holly W. May, has served as our US president since September 2022. From June 2022 to August 2022, Ms. May served as our Chief Commercial Officer. Prior to joining BioLineRx, Ms. May served as Chief Commercial Officer at AVROBIO since September 2019, where she was responsible for building the company’s global commercial organization and over-arching commercial capabilities, inclusive of driving the development and execution of commercial strategy. Prior to that, she served as Vice President and Head of Commercial at SOBI, Inc., where she led all aspects of commercial strategy, operations and performance. Prior to joining SOBI, Ms. May held leadership roles of increasing strategic importance across marketing, operations, sales, and planning at Sanofi and Genzyme, with her last roles encompassing Vice President in the Genzyme rare disease unit, and Head of Marketing, Operations and Strategic Planning for Sanofi’s global oncology division. She holds a BA in Zoology from Miami University of Ohio, and an MBA with a concentration in marketing from the University of Akron.

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

Rami Dar, MBA, has served as an external director on our Board of Directors since July 2022. Mr. Dar has served since March 2020 as a board member of Nordia Springs, and since January 2018 as chairman of Novolog Ltd. (TLV: NVLG). From 2002 to 2019, Mr. Dar served as Chief Executive Officer of Hazera Seeds Ltd. (formerly Hazera Genetics), a leading global seed company, and prior to that, from 1998 to 2002, served in various management positions in Teva Pharmaceuticals Ltd., including as Business Development Executive from 2001 to 2002, Chief Executive Officer of Teva Medical Ltd., from 1998 to 2001, and Chief Executive Officer of Teva Pharmaceuticals Ltd. Israel from 1995 to 1998.  Mr. Dar holds a B.A. in economics and philosophy and an M.A. in economics, both from the Hebrew University of Jerusalem, Israel, and an Executive M.B.A. from Columbia University, New York, USA.

BJ Bormann, Ph.D., has served on our Board of Directors since August 2013 and on our Compensation Committee since 2022. Dr. Bormann currently serves as the Vice President of Translational Science and Network Alliances at The Jackson Laboratory, a non-profit organization focused on the genetic basis of disease. Dr. Bormann was previously the Chief Executive Officer of Supportive Therapeutics, LLC, a Boston based company that is developing two molecules for use in the supportive care of oncology patients. In the past several years Dr. Bormann has held executive positions in several biotechnology companies including NanoMedical Systems (Austin, Texas), Harbour Antibodies (Rotterdam, The Netherlands) and Pivot Pharmaceuticals (PVTF: OTC listed). Prior to these engagements, Dr. Bormann was Senior Vice President responsible for world-wide alliances, licensing and business development at Boehringer Ingelheim Pharmaceuticals, Inc. from 2007 to 2013. From 1996 to 2007, she served in a number of positions at Pfizer, Inc., the last one being Vice President of Pfizer Global Research and Development and world-wide Head of Strategic Alliances. Dr. Bormann serves on the board of directors of various companies, including Xeris BioPharma, Inc (Nasdaq:XERS) and NanoMedical Systems (private). Dr. Bormann received her Ph.D. in biomedical science from the University of Connecticut Health Center and her B.Sc. from Fairfield University in biology. Dr. Bormann completed postdoctoral training at Yale Medical School in the department of pathology.

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

B. Compensation

Employment Agreements

We have entered into written employment agreements with each of our executive officers, the terms of which are consistent with the provisions of our Compensation Policy for Executives and Directors, or Compensation Policy, which was approved by our shareholders in July 2022. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

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

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits
	(in thousands of U.S. dollars)
All directors and senior management as a group, consisting of 12 persons	2,165	1,310

In accordance with the Companies Law, the following table presents information regarding compensation actually received or accrued by our five executive officers during the year ended December 31, 2022.

Name and Position	Salary	Social Benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in thousands of U.S. dollars)
Philip A. Serlin Chief Executive Officer	297	80	238	401	20	1,036
Mali Zeevi Chief Financial Officer	193	47	122	102	18	482
Abi Vainstein-Haras Chief Medical Officer (4)	211	43	105	102	19	480
Ella Sorani Chief Development Officer	218	52	167	102	20	559
Holly W. May President BioLineRx USA, Inc.	224	-	104	83	-	411

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2022.

(3)	“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

(4)	Dr. Vainstein-Haras resigned as of December 31, 2022.

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

According to our Articles of Association, our Board of Directors must consist of at least five and not more than 10 directors, including external directors. Currently, our Board of Directors consists of seven directors, including two external directors as required by the Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law as detailed below, our directors are elected at a general or extraordinary meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or extraordinary meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors, other than external directors, to fill vacancies on the Board of Directors to serve until the next general meeting or extraordinary meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, under certain conditions, to two additional terms, although the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be further extended under certain conditions. External directors may be removed from office only pursuant to the terms of the Companies Law. Our last annual meeting of shareholders was held in July 2022. For additional information concerning external directors, see “— External Directors.”

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

In addition, under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, a company’s board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise. Mr. Rami Dar and Dr. Michael J. Anghel have such financial and accounting expertise.

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

DIVERSITY OF THE BOARD OF DIRECTORS

Board Diversity Matrix (As of March 21, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

External Directors

Under Israeli law, the boards of directors of companies whose shares are publicly traded are, subject to certain exceptions, required to include at least two members who qualify as external directors. Our external directors are Dr. Avraham Molcho, who was re-elected as an external director by our shareholders in July 2022 for an additional three-year term and Mr. Rami Dar, who was elected as an external director by our shareholders in July 2022 for a three-year term.

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

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. Our Board of Directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financial statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in the company’s financial statements, among others. Furthermore, our Board of Directors is also required to take into consideration a director’s education, experience and knowledge in any of the following: (1) accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company, (2) the functions of the external auditor and the obligations imposed on such auditor, and (3) preparation of financial reports and their approval in accordance with the Companies Law and the Israeli Securities Law, 5728-1968, or the Israeli Securities Law. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration; (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an external director; or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (1) a senior business management position in a corporation with a substantial scope of business; (2) a senior position in the company’s primary field of business; or (3) a senior position in public administration. Our Board of Directors has determined that Mr. Rami Dar possesses “accounting and financial” expertise, and that both of our external directors possess the requisite professional qualifications.

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

The members of our Audit Committee are Mr. Rami Dar (Chairperson), Dr. Avraham Molcho and Dr. Raphael Hofstein.

Our Board of Directors has determined that Mr. Rami Dar (Chairperson) qualifies as an audit committee financial expert as defined by rules of the SEC.

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

Our Compensation Committee is comprised of Dr. Raphael Hofstein, Dr. B.J Bormann and our two external directors Mr. Rami Dar, who was elected by our shareholders as an external director, in July 2022 and Dr. Avraham Molcho who serves as the Chairperson of our Compensation Committee.

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

In December 2013, a general meeting of our shareholders approved our first Executive Compensation Policy which had been recommended by our Compensation Committee and approved by our Board of Directors. At the annual general meeting of our shareholders in 2022, our shareholders approved our current Compensation Policy. Below is a summary discussion of the main provisions of the Compensation Policy:

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

Equity-based compensation may be granted in any form permitted under our share incentive plan in effect from time to time and shall be made in accordance with the terms of such share incentive plan. Equity-based compensation to office holders shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of each officer. The vesting period will generally be four years, with the vesting schedule to be determined in accordance with market compensation trends. Our policy is to grant equity-based compensation with exercise prices at market value. Furthermore, in order to create a ceiling for the variable compensation: (1) the aggregate value of annual grants to any one office holder (based on the Black Scholes calculation as of the date of grant) will be no more than the higher of 2% of our market capitalization at the end of the measurement period or $1.5 million; and (2) it is our intention that the maximum outstanding equity awards under its share incentive plan will not exceed 12% of our total fully-diluted share capital. Our Board of Directors may, following approval by our Compensation Committee, make provisions with respect to the acceleration of the vesting period of any office holder’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

We have also established a defined ratio between the variable and the fixed components of compensation, as well as a maximum amount for all variable components as of the date on which they are paid (or as of the grant date for non-cash variable equity components), and subject to the limitations on variable compensation components which are set out in the Compensation Policy. In all events, the weight of all the variable components (out of the total compensation amount which is to be granted for any year will not be greater than 80% for each office holder and may vary from one office holder to the other).

In the event of an accounting restatement, we shall be entitled to recover from office holders’ bonus compensation granted, earned or vested based on a pre-accounting restatement of our financial results in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back period. However, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in applicable financial reporting standards.

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

Investment Monitoring Committee

Our Board of Directors has established an Investment Monitoring Committee which consists of the following four members: Directors Dr. Michael Anghel (Chairperson) and Mr. Rami Dar; Ms. Mali Zeevi, our Chief Financial Officer; and Mr. Raziel Fried, our Treasurer and Budgetary Control Director. The function of the Investment Monitoring Committee includes providing recommendations to our Board of Directors regarding investment guidelines and performing an on-going review of the fulfillment of established investment guidelines. The Investment Monitoring Committee convenes for a meeting in accordance with our needs, but in any event at least twice per year.

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

•
A transaction with the chief executive officer in a public company regarding his or her terms of office and employment requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company by the Special Majority Requirements. Approval of terms of office and employment for the chief executive officer which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above. However, a transaction with a chief executive officer that is not approved by shareholders may still be approved despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve the proposal, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder rejection into consideration. In addition, the compensation committee may exempt the transaction from shareholder approval of terms of office and employment with a candidate for the office of chief executive officer where such officer has no relationship with the controlling shareholder or the company, if it has found, based on detailed reasons, that bringing the transaction to the approval of the shareholders meeting shall prevent the employment of such candidate by the company. Such approval may be given only in respect of terms of office and employment which are in accordance with the company’s compensation policy.

In July 2022, our shareholders voted against a proposal to grant Mr. Philip Serlin, our Chief Executive Officer, equity compensation that had been determined by our Board of Directors to be reasonable and to comply with the requirements of our Compensation Policy. In August 2022, our Board of Directors, on recommendation of our Compensation Committee, determined to approve the proposal based on the criteria set forth above, i.e., the determination was based on detailed reasoning after having re-examined Mr. Serlin’s terms of employment and having taken into account the rejection by the shareholders.

•
A transaction with a director who is not the chief executive officer of a public company regarding his or her terms of office and engagement requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above. In addition, pursuant to a relief provided under the Companies Regulations (Relief in Interested Party Transactions), 2000, the compensation committee may exempt the transaction from shareholder approval of the terms of office and engagement with a non-executive director, if the compensation committee and board of directors determined that such terms of office are only for the benefit of the company, or if the compensation terms of the director do not exceed the maximum compensation paid to external directors pursuant to the applicable regulations.

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

•	a monetary liability imposed on an office holder in favor of an injured party at an Administrative Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;

•
expenses incurred by an office holder or certain compensation payments made to an injured party that were instituted against an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law, which may result in sanctions, including monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent (but not grossly negligent) conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third party;

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure instituted against him or her, including reasonable litigation expenses and reasonable attorneys’ fees.

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

Our Articles of Association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. In November 2011, our shareholders approved (i) the amendment of our Articles of Association to authorize indemnification and insurance in connection with administrative enforcement proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Companies Law described above and (ii) a new form of indemnification letter for our directors and officers so as to reflect the amendment to our Articles of Association, which new form of letter was also approved in October 2011 by our Audit Committee and Board of Directors, and in November 2011 by our shareholders. The terms of such agreements are consistent with the provisions of the Compensation Policy which was approved by our shareholders in July 2022.

Our office holders are currently covered by a directors’ and officers’ liability insurance policy. The terms of such directors’ and officers’ insurance are consistent with the provisions of the Compensation Policy which was approved by our shareholders in July 2022. The Compensation Policy authorizes us to purchase insurance policies (including run-off policies) to cover the liability of directors and office holders that are in office at such time and that shall be in office from time to time, including directors and office holders that may have a controlling interest in the Company. Such insurance policies are authorized within the following limits: the Compensation Committee has determined that the premium for each policy, the maximum deductible and the terms of the policy are consistent with market conditions and not materially affect our profits, property or liabilities. In addition, the Compensation Committee is authorized to increase the coverage purchased and/or the premium paid for such policies by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law. See also “Related Party Transactions — Indemnification Agreements.”

As of the date of this Annual Report on Form 20-F, except as disclosed in Item 8.A below no claims have been filed under our directors’ and officers’ liability insurance policy, there is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

For significant ways in which our corporate governance practices differ from those required by the Nasdaq Rules, see “Item 16G. Corporate Governance.”

D. Employees

As of December 31, 2022, we had 49 employees, 42 of whom are employed in Israel and 7 of whom in the US. Of our employees, 17 hold M.D. or Ph.D. degrees.

	December 31,
	2020	2021	2022

Management and administration	9	9	12
Research and development	27	27	29
Sales and marketing	2	2	8
Total	38	38	49

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

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 21, 2023 of each of our directors and executive officers individually and as a group.

	Number of
	Ordinary Shares
	Beneficially	Percent of
	Held	Class

Directors

Aharon Schwartz(1)	4,425,000	*
Michael J. Anghel(2)	720,000	*
B.J. Bormann(3)	720,000	*
Rami Dar(4)	270,000
Raphael Hofstein(5)	720,000	*
Avraham Molcho(6)	720,000	*
Sandra Panem(7)	720,000	*

Executive officers

Philip A. Serlin(8)	7,960,321	*
Mali Zeevi(9)	2,421,471	*
Ella Sorani(10)	2,171,580	*
Tami Rachmilewitz, M.D.(11)	-	*
Holly May (12)	-	*

All directors and executive officers as a group (12 persons)(13)	20,848,372	1.6%

* Less than 1.0%.

(1)
Includes 4,425,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 21, 2023. Does not include 810,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 21, 2023.

(2)
Includes 720,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 21, 2023. Does not include 810,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 21, 2023.

(3)
Includes 720,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 21, 2023. Does not include 810,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 21, 2023.

(4)
Includes 270,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 21, 2023. Does not include 810,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 21, 2023.

(5)
Includes 720,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 21, 2023. Does not include 810,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 21, 2023.

(6)
Includes 720,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 21, 2023. Does not include 810,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 21, 2023.

(7)
Includes 720,000 ordinary shares issuable upon exercise of outstanding options within 60 days of March 21, 2023. Does not include 810,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 21, 2023.

(8)
Includes 7,960,321 issued ordinary shares upon exercise of outstanding options within 60 days of March 21, 2023. Does not include 8,517,853 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 21, 2023.

(9)
Includes 2,421,471 ordinary shares issuable upon exercise of outstanding options within 60 days of March 21, 2023. Does not include 1,942,713 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 21, 2023.

(10)
Includes 2,171,580 ordinary shares issuable upon exercise of outstanding options within 60 days of March 21, 2023. Does not include 2,018,479 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 21, 2023.

(11)	Does not include 1,740,000 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 21, 2023.

(12)	Does not include 8,566,005 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 21, 2023.

(13)
Includes 20,848,372 ordinary shares issuable upon exercise of outstanding options within 60 days of March 21, 2023. Does not include 28,455,050 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 21, 2023.

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

Record Holders

Bank of New York Mellon, or BNY, is the holder of record for the Company’s American Depositary Receipt program, pursuant to which each ADS represents 15 ordinary shares. As of December 31, 2022, BNY held 815,854,571 ordinary shares representing 88.4% of our issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

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

From time to time, our Board of Directors has approved an increase in the number of shares reserved for the purpose of equity grants pursuant to the Plan. As of March 21, 2023, the number of shares so reserved was 72.4 million.

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

To our knowledge the significant changes in the percentage of ownership held by our major shareholders reported in our Annual Reports on Form 20-F during the past three year have been the decrease in 2020 below 5% in the percentage ownership held by BVF Partners L.P. and Senvest Management, LLC.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 21, 2023.

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

GSAP Agreement

On February 9, 2023, we entered into an agreement with GSAP Biomed Ltd., or GSAP, pursuant to which GSAP will provide ongoing quality assurance support services to us. Rami Dar, one of the external directors of our board of directors who also serves as the chairman of our audit committee and as a member of our compensation committee and investment committee, is a non-executive chairman of Novolog Ltd., which is the parent company of GSAP. Under the agreement, we agreed to pay GSAP NIS 46,000/month (approximately $12,667 per month) as compensation for the services provided thereunder.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

On January 5, 2023, a putative securities class action complaint captioned Winston Peete v. BioLineRx Ltd. and Philip A. Serlin (Case no: Case 2:23-cv-00041 was filed in the U.S. District Court for the District of New Jersey by purported shareholder Winston Peete, naming us and our chief executive officer, Mr. Serlin, as defendants. The complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, claiming that the defendants made false and materially misleading statements and failed to disclose material adverse facts pertaining to our financial position with regard to the development of motixafortide and that we would require a loan and a securities offering to commercialize motixafortide. The complaint asserts a putative class period of February 23, 2021 to September 19, 2022, inclusive and seeks certification as a class action and an unspecified amount of damages. In addition, on February 5, 2023, we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 which was filed against us and Mr. Serlin in the Tel Aviv District Court (Economic Division). The motion asserts substantially similar allegations as the U.S. action described above. The motion asserts to define the class as all shareholders who held the company's securities traded on the Tel Aviv Stock Exchange, on September 19, 2022 and the class period relates to the company's statements between February 23, 2021, and September 19, 2022. The total amount claimed, if the lawsuit is certified as a class action, as set forth in the motion is approximately NIS 113.5 million (approximately $32 million). The outcome of both legal proceedings is uncertain at this point. Based on an initial evaluation of the lawsuits, we believe that they are without merit and intend to vigorously defend ourselves against such actions.

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

Loan Agreements with Kreos Capital

In October 2018, we entered into a loan agreement with Kreos Capital. The purpose of the loan was to finance the $10 million payment made by the Company to Biokine as part of the consideration for amending the license agreement for motixafortide. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements — motixafortide.” The loan had a 12-month interest-only period, which concluded in September 2019, followed by a 36-month repayment period beginning in October 2019. Borrowings under the loan bore interest at a fixed rate of 9.5% per annum. As security for the loan, Kreos Capital received a first-priority, secured interest in all Company assets, including intellectual property. In connection with providing the loan, Kreos Capital received a warrant to purchase 63,837 ADSs at an exercise price of $14.10 per ADS. The warrant is exercisable for a period of ten years from the date of issuance. In September 2022, this loan was repaid in full.

In September 2022, we entered into a new loan agreement with Kreos Capital, or the Loan Agreement. Under the Loan Agreement, Kreos Capital will provide us with access to term loans in an aggregate principal amount of up to $40 million in three tranches as follows: (a) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon closing of the Loan Agreement and until April 1, 2023, or Tranche A, (b) a loan in the aggregate principal amount of up to $20 million, available for drawdown upon achievement of certain milestones and until April 1, 2024, or Tranche B, and (c) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon achievement of certain milestones and until October 1, 2024, or Tranche C and together with Tranche A and Tranche B, the Loans. We drew down the initial tranche of $10 million following execution of the agreement in September 2022.

We intend to use the proceeds of the Loans, together with cash on-hand, to facilitate the commercial launch of motixafortide in autologous stem cell mobilization for multiple myeloma patients, as well as for general corporate purposes.

Until July 1, 2023, Tranche A is payable on an interest-only basis, and thereafter in up to 36 equal monthly payments of principal and interest accrued thereon, subject to extension of the interest-only payment period if certain milestones are met, with a corresponding reduction in the principal and interest payment period through July 1, 2026. Until July 1, 2024, Tranche B is payable on an interest-only basis, and thereafter in up to 36 equal monthly payments of principal and interest accrued thereon, subject to extension of the interest-only payment period if certain milestones are met, with a corresponding reduction in the principal and interest payment period through July 1, 2027. Until January 1, 2025, Tranche C is payable on an interest-only basis, and thereafter in up to 30 equal monthly payments of principal and interest accrued thereon, subject to extension of the interest-only payment period if certain milestones are met, with a corresponding reduction in the principal and interest payment period through July 1, 2027.

Interest on each tranche of the Loans accrues at a fixed rate of 9.5% per annum from the drawdown date until repayment in full of the tranche. In addition, the Lender will be entitled to mid-to-high single-digit royalties on motixafortide sales for stem cell mobilization, up to $13.5 million.

We may prepay all, but not less than all, of the outstanding balance of any of the Loans. In case of prepayment within 12 months of a drawdown, we will pay a sum equal to (i) the principal balance then outstanding, and (ii) an aggregate of all remaining interest payments that would have been paid on the Loans throughout the remainder of the term of the Loan, discounted back at the secured overnight financing rate administered by the Federal Reserve Bank of New York. In case of prepayment within 13-24 months of the effective date of the Loan Agreement, we will pay a sum equal to 102% of principal balance then outstanding. In case of prepayment within 25-36 months of the effective date of the Loan Agreement, we will pay a sum equal to 101% of the principal balance then outstanding. In connection with any prepayment, we will also pay an end of loan payment equal to 5% of the amount of each tranche drawn down upon the final repayment of each such tranche, or the End of Loan Payment, and any other unpaid fees or costs, if any. In addition, if we prepay the Loans in the first 24 months from the first drawdown and, in the event that the combined cash return to Kreos Capital from the drawn down Loans under the Loan Agreement, including prepayment amounts and any revenue based payments, or the Combined Loan Cash Economics, do not reach 1.3 times the aggregate amount of drawn down Loans, or the Minimum Cash Return Amount, we shall pay Kreos Capital an additional cash amount equal to the difference between the Combined Loan Cash Economics paid or payable and the Minimum Cash Return Amount.

The Loans are subject to mandatory accelerated repayment provisions that require repayment of the outstanding principal amount of the Loans, and all accrued and unpaid interest thereon, upon the occurrence of an event of default, subject to certain limitations and cure rights. In addition, in the event of acceleration upon an event of default (a) we will be required to pay the aggregate of the monthly interest payments scheduled to be paid by the Company for the period from the date of acceleration to the expiry of the applicable Loan, in each case discounted from the applicable monthly repayment date to the date of prepayment at the rate of 2% per annum and (b) the End of Loan Payment.

In connection with entering into the Loan Agreement, we agreed to pay the Lender a fee of up to $30,000 plus value-added-tax for legal and other ancillary fees. Pursuant to the Loan Agreement, upon the execution of the agreement, we agreed to pay Kreos Capital a transaction fee equal to $500,000, and, upon the drawdown of each tranche of the Loans, we shall pay Kreos Capital an advance payment of the last month’s payment of principal and interest for such tranche. Additionally, we will be required to pay an End of Loan Payment.

Outstanding borrowings under the Loan Agreement are secured by (a) a first priority fixed charge over certain assets and intellectual property of the Company as well as all shares held by the Company in BioLineRx USA, Inc, or the Fixed Charge, (b) a first priority floating charge over all our assets as of the date of the Loan Agreement or thereafter acquired, other than the assets charged under the Fixed Charge or as otherwise specifically excluded pursuant to the terms of the floating charge, and (c) subject to the provisions of the Fixed Charge, a security interest in our intellectual property.

The Loan Agreement contains customary representations and warranties, indemnification provisions in favor of the Lender, events of default and affirmative and negative covenants, including, among others, covenants that limit or restrict the Company’s ability to, among other things, incur additional indebtedness, merge or consolidate, make acquisitions, pay dividends or other distributions or repurchase equity, and dispose of assets, in each case subject to certain exceptions. In addition, the Company is required to maintain a cash balance of at least $10 million. The Company has also granted Kreos Capital certain information rights.

Collaboration Agreement with GenFleet

In June 2022, we entered into a collaboration agreement with GenFleet, an immuno-oncology focused biopharmaceutical company based in China, to advance motixafortide through a randomized Phase 2b clinical trial in PDAC. Under the terms of the agreement, GenFleet will fully fund, design and execute a randomized Phase 2b clinical trial that will enroll approximately 200 first-line metastatic PDAC patients in China. This randomized controlled study will aim to evaluate the superiority of motixafortide in combination with an anti-PD-1 and chemotherapy compared to chemotherapy alone, the current standard of care and is expected to commence in 2023 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change). As part of the collaboration, we will supply motixafortide, while GenFleet will supply the other study drugs for the trial. Trial oversight will be administered by a Joint Development Committee. GenFleet will be eligible to receive low-to-mid-single digit tiered percentage royalties on future motixafortide sales, if approved.

D. Exchange Controls

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly owned subsidiaries, except or otherwise as set forth under “Item 10E. Additional Information — Taxation.”

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

As of December 31, 2022, the tax loss carryforwards of BioLineRx were approximately $330 million. The tax loss carryforwards have no expiration date.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel (individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% if such person is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at the source, unless a lower rate is provided in the Ordinance or under a tax treaty between Israel and the shareholder’s country of residence and subject to the receipt in advance of a valid certificate from the Israeli Tax Authorities.

Under the U.S.-Israel Tax Treaty (the “Treaty”), Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%. Where the recipient is a U.S. corporation owning 10% or more of the voting stock of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and the dividend is not paid from the profits of a Benefited Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

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

In addition, under the Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless (1) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (2) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; (3) a shareholder who is an individual is present in Israel for a period or periods aggregating 183 days or more during a taxable year. In either case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable (subject to the receipt in advance of a valid certificate from the Israeli tax authorities); however, under the Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Treaty does not relate to U.S. state or local taxes.

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

Excess Tax. Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 698,280 for 2023 and thereafter, (which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our ordinary shares and ADSs by U.S. Investors (as defined below) that are initial purchasers of such ordinary shares or ADSs and that hold such ordinary shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, the Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as, without limitation, banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, grantor trusts, persons who acquire our ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, certain former citizens or residents of the United States, persons who acquire our ordinary shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the Dollar, persons that own (or are deemed to own, indirectly or by attribution) 10% or more of our ordinary shares or ADSs (by vote or value), persons subject to special tax accounting rules under section 451(b), or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations or any additional U.S. federal tax consequences other than U.S. federal income tax consequences.

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

Taxation of U.S. Investors

The discussions under “— Distributions,” and under “— Sale, Exchange or Other Disposition of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC for the taxable year ending December 31, 2023, and it is possible that we will be a PFIC for the taxable year ending December 31, 2023 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

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

Subject to certain significant conditions and limitations, including potential limitations under the Treaty, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Investor may be credited against the investor’s U.S. federal income tax liability or, alternatively, may be deducted from the investor’s taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Investor or withheld from amounts paid to a U.S. Investor that year. Dividends paid on the ordinary shares or ADSs generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Investors, as “general category income” for U.S. foreign tax credit purposes.

As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in orders to be considered a creditable tax for a U.S. investor. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. Since the rules governing foreign tax credits are complex, U.S. Investors should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on the ordinary shares and ADSs will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Investors with respect to dividends received from U.S. corporations.

Distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Any dividend paid by us in a taxable year in which we are a PFIC (or with respect to which we were a PFIC in the preceding taxable year) will be subject to tax at regular ordinary income rates. As mentioned above, we believe we were not a PFIC for our 2022 taxable year and have not determined whether we will be a PFIC for our 2023 taxable year.  U.S. Investors should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares and ADSs.

The additional 3.8% Medicare tax (described below) may apply to dividends received by certain U.S. Investors who meet certain modified adjusted gross income thresholds.

Sale, Exchange or Other Disposition of Ordinary Shares and ADSs. Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Investor’s adjusted tax basis in such ordinary shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the ordinary shares or ADSs exceeds one year. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the Treaty. The additional 3.8% Medicare tax (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our ordinary shares or ADSs by certain U.S. Investors who meet certain modified adjusted gross income thresholds.

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

We believe that we were a PFIC for U.S. federal income tax purposes for taxable years ended prior to December 31, 2009 and for taxable years ended December 31, 2011, 2012 and 2014 through 2019. We believe we were not a PFIC for taxable years ended 2009, 2010, 2013, 2020, 2021 and 2022, and we have not determined whether we will be a PFIC for the taxable year ending December 31, 2023. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for taxable year ending December 31, 2023 or in any subsequent year. Upon request, we intend to annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

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

If we are treated as a PFIC, U.S. Investors generally are required to file annual tax returns (including on IRS Form 8621) containing such information as the U.S. Treasury requires (whether or not a mark-to-market election is or has been made). A U.S. Investor that is not otherwise required to file a U.S. tax return must still file IRS Form 8621 in accordance with the instructions for the Form. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Investor for the related taxable year may not close until three years after the date on which the required information is filed. U.S. Investors should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC, including IRS Form 8621.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ON MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, interest rate risk, foreign exchange risk, liquidity risk and credit risk, as discussed below. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. See Note 3 to our consolidated financial statements, which are included elsewhere in this Annual Report, for further discussion of our exposure to these risks.

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

Description of the ADSs

Each of our ADSs represents 15 of our ordinary shares deposited with the principal Tel Aviv office of Bank Leumi Le-Israel, as Custodian for the Depositary. Our ADSs trade on Nasdaq.

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

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our Chief Executive Officer, or the CEO, and the Chief Financial Officer, or the CFO, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

c.	Attestation Report of Registered Public Accounting Firm

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, appearing under “Item 18. Financial Statements” on page F-2.

d.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERTS

Our Board of Directors has determined that Mr. Rami Dar is the audit committee financial expert. Mr. Dar is one of our independent directors for the purposes of the Nasdaq Rules.

ITEM 16B.  CODE OF ETHICS

In July 2011, our Board of Directors adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that applies to all our employees, including without limitation our CEO, CFO and controller. Our Code of Conduct may be viewed on our website at www.biolinerx.com . A copy of our Code of Conduct may be obtained, without charge, upon a written request addressed to our investor relations department, 2 HaMa’ayan Street, Modi’in 7177871, Israel (Telephone no. +972-8-642-9100) (e-mail: info@BioLineRx.com).

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm.

	Year Ended December 31,
	2021	2022
Services Rendered	(in thousands of U.S. dollars)

Audit Fees(1)	130	130
Audit-Related Fees(2)	25	4
Tax Fees(3)	20	18
All Other Fees	-	-
Total	175	152

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

•
Compensation Committee and Compensation of Officers. Israeli law, and our Articles of Association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under Nasdaq’s listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our Compensation Committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law, and is comprised of all of our external directors (who must comprise the majority of the members of the Compensation Committee), and at least one additional director who is entitled to the same compensation payable to our external directors, and who is not the chairman of our Board of Directors or otherwise employed by or a provider of services to, the Company. Additionally, we comply with the requirements set forth under the Companies Law, pursuant to which transactions with office holders regarding their terms of office and employment, and a transaction with a controlling shareholder in a company regarding his or her employment and/or his or her terms of office with the company, may require the approval of the compensation committee, the board of directors and under certain circumstances the shareholders, either in accordance with our compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. See “Item 6. Directors, Senior Management and Employees — Board Practices — Compensation Committee” for information regarding the Compensation Committee, and “Item 6. Directors, Senior Management and Employees — Approval of Related Party Transactions under Israeli Law” for information regarding the special approvals required with respect to approval of terms of office and employment of office holders, pursuant to the Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules.

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

2.4(2)	Form of American Depositary Receipt; the Form is Exhibit A of the deposit agreement which is Exhibit 2.2 above.
4.1(3)	Employment Agreement with Philip Serlin, dated May 24, 2009
4.2(1)	Amendment to Employment Agreement between BioLineRx Ltd. and Philip Serlin, dated September 24, 2020
4.3(3)	Employment Agreement with Mali Zeevi, dated September 16, 2009
4.4(1)	Amendment to Employment Agreement between BioLineRx Ltd and Mali Zeevi, dated September 24, 2020
4.5(2)	Employment Agreement with Ella Sorani, dated January 11, 2017
4.6(1)	Amendment to Employment Agreement between BioLineRx Ltd and Ella Sorani, dated September 24, 2020
4.7†(4)	License Agreement entered into as of November 25, 2007 between BioLine Innovations Jerusalem L.P. and Innovative Pharmaceutical Concepts, Inc.
4.8(5)	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan
4.9(6)	License Agreement entered into as of September 2, 2012 by and between the Registrant and Biokine Therapeutics Ltd.
4.10(7)†	Amendment Agreement entered into as of October 2, 2018 by and between the Registrant and Biokine Therapeutics Ltd.

4.11(7)	Warrant issued to Kreos Capital V dated October 2, 2018
4.12(8)	Compensation Policy for Executives and Directors, as amended
4.13(10)
Lease Agreement entered into as of August 7, 2014 between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. as Lessor and the Registrant as Lessee, as amended (English summary of the Hebrew original)

4.14(11)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV
4.15†	Amendment No. 2 to Clinical Trial Collaboration and Supply Agreement entered into as of July 24, 2018 between the Registrant and Merck Sharp & Dohme B.V.
4.16(3)†	Amended and Restated Exclusive License Agreement entered into as of April 30, 2013 between the University of Massachusetts and Agalimmune Ltd.
4.17†	Patent and Know-how License Agreement entered into as of September 19, 2017 between Kode Biotech Limited and Agalimmune Ltd.
4.18†	Second Amendment Agreement entered into as of October 16, 2018 between the University of Massachusetts and Agalimmune Ltd.
4.19†	Amendment No. 1 to License Agreement entered into as of June 18, 2018 between the Registrant and Wartner Europe BV
4.20(9)	First Addendum to License Agreement entered into as of October 16, 2019 by and between the Registrant and Biokine Therapeutics Ltd., as amended.
4.21(12)	Form of Warrant issued February 7, 2019
4.22(13)	Form of Underwriter Warrant to be issued by BioLineRx Ltd. on January 22, 2021
4.23(14)	At-the-Market Sales Agreement, dated September 3, 2021, between BioLineRx Ltd. and H.C. Wainwright & Co., LLC
4.24(15)	Agreement for the Provision of a Loan Facility entered into as of September 14, 2022, by and between the Registrant and Kreos Capital VII Aggregator SCSP
4.25(16)	Form of Securities Purchase Agreement dated as of September 18, 2022 between the Registrant and the investors listed therein
4.26(16)	Form of Warrant issued by the Registrant on September 21, 2022
4.27(16)	Form of Placement Agent Warrant issued by the Registrant on September 21, 2022
8.1(17)	List of Subsidiaries of BioLineRx Ltd.
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant
101
The following financial information from BioLineRx Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 formatted in Inline XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Financial Position at December 31, 2022 and 2021; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020; (iii) Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Cash Flow Statements for the years ended December 31, 2022, 2021 and 2020; and (v) Notes to the Consolidated Financial Statements.

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

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2017.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(5)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 10, 2016.

(6)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on May 31, 2016.

(7)	Incorporated by reference to the Registrant’s Form 6-K filed on October 3, 2018.

(8)	Incorporated by reference to the Registrant’s Form 6-K filed on May 27, 2022.

(9)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 12, 2020.

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

(11)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on September 22, 2015.

(12)	Incorporated by reference to the Registrant’s Form 6-K filed on February 7, 2019.

(13)	Incorporated by reference to the Registrant’s Form 6-K filed on January 21, 2021.

(14)	Incorporated by reference to the Registrant’s Form 6-K filed on September 3, 2021.

(15)	Incorporated by reference to the Registrant’s Form 6-K filed on September 15, 2022.

(16)	Incorporated by reference to the Registrant’s Form 6-K filed on September 21, 2022.

(17)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 16, 2022.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer
Date: March 22, 2023

BioLineRx Ltd.

INDEX TO FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of BioLineRx Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of BioLineRx Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in equity and cash flows, for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the consolidated financial statements, the Company has suffered recurring losses from operations and has cash outflows from operating activities that indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

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

Intellectual Property Impairment Assessment

As described in Notes 4 and 8 to the consolidated financial statements, the Company's intangible assets relating to its intellectual property was $21.7 million as of December 31, 2022. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of the intellectual property may be impaired. Potential impairment is identified by comparing the recoverable amount of the intellectual property to its carrying value. Value in use to the Company is estimated by management using a discounted cash flow model. Management's cash flow projections included significant judgments and assumptions relating to the weighted average cost of capital and the amount and timing of projected future cash flows.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's intangible asset impairment assessment, including controls over the determination of the cash flow projections and the significant assumptions used. These procedures also included, among others, testing management’s process for developing the value estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the weighted average cost of capital and the amount and timing of projected future cash flows. Evaluating management’s assumptions related to the weighted average cost of capital and the amount and timing of projected future cash flows involved evaluating whether the assumptions used by management were reasonable considering the consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s valuation model and certain significant assumptions.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Ltd.

Tel Aviv, Israel
March 22, 2023

We have served as the Company’s auditor since 2003.

BioLineRx Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31,
		2021	2022
		in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5	12,990	10,587
Short-term bank deposits	6	44,145	40,495
Prepaid expenses		127	198
Other receivables	16a	142	721
Total current assets		57,404	52,001

NON-CURRENT ASSETS
Property and equipment, net	7	952	726
Right-of-use assets, net	9	1,331	1,772
Intangible assets, net	8	21,704	21,885
Total non-current assets		23,987	24,383
Total assets		81,391	76,384

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loans	10	2,757	1,542
Accounts payable and accruals:
Trade	16b	5,567	6,966
Other	16b	1,227	1,744
Current maturities of lease liabilities	9	168	427
Total current liabilities		9,719	10,679

NON-CURRENT LIABILITIES
Warrants	11c	1,859	4,509
Long-term loans, net of current maturities	10	-	8,626
Lease liabilities	9	1,726	1,729
Total non-current liabilities		3,585	14,864

COMMITMENTS AND CONTINGENT LIABILITIES	14
Total liabilities		13,304	25,543

EQUITY	11
Ordinary shares		21,066	27,100
Share premium		339,346	338,976
Warrants		975	1,408
Capital reserve		13,157	14,765
Other comprehensive loss		(1,416)	(1,416)
Accumulated deficit		(305,041)	(329,992)
Total equity		68,087	50,841
Total liabilities and equity		81,391	76,384

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,
		2020	2021	2022
		in USD thousands

RESEARCH AND DEVELOPMENT EXPENSES	16c	(18,173)	(19,466)	(17,629)
SALES AND MARKETING EXPENSES	16d	(840)	(1,003)	(6,462)
GENERAL AND ADMINISTRATIVE EXPENSES	16e	(3,914)	(4,308)	(5,066)
OPERATING LOSS		(22,927)	(24,777)	(29,157)
NON-OPERATING INCOME (EXPENSES), NET	16f	(5,701)	(1,830)	5,670
FINANCIAL INCOME	16g	236	559	694
FINANCIAL EXPENSES	16h	(1,629)	(1,006)	(2,158)
LOSS AND COMPREHENSIVE LOSS		(30,021)	(27,054)	(24,951)

		in USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED	13	(0.12)	(0.04)	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	13	252,844,394	662,933,695	773,956,973

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.
STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2020	4,692	265,938	-	12,132	(1,416)	(247,966)	33,380
CHANGES IN 2020:
Issuance of share capital and warrants, net	4,777	9,395	-	-	-	-	14,172
Warrants exercised	393	2,826	-	-	-	-	3,219
Employee stock options exercised	8	228	-	(228)	-	-	8
Employee stock options expired	-	854	-	(854)	-	-	-
Share-based compensation	-	-	-	1,272	-	-	1,272
Comprehensive loss for the year	-	-	-	-	-	(30,021)	(30,021)
BALANCE AT DECEMBER 31, 2020	9,870	279,241	-	12,322	(1,416)	(277,987)	22,030
CHANGES IN 2021:
Issuance of share capital and warrants, net	8,956	40,476	975	-	-	-	50,407
Warrants exercised	2,235	18,967	-	-	-	-	21,202
Employee stock options exercised	5	41	-	(39)	-	-	7
Employee stock options expired	-	621	-	(621)	-	-	-
Share-based compensation	-	-	-	1,495	-	-	1,495
Comprehensive loss for the year	-	-	-		-	(27,054	(27,054)
BALANCE AT DECEMBER 31, 2021	21,066	339,346	975	13,157	(1,416)	(305,041)	68,087
CHANGES IN 2022:
Issuance of share capital and warrants, net	6,029	(1,007)	433	-	-	-	5,455
Employee stock options exercised	5	14	-	(14)	-	-	5
Employee stock options expired	-	623	-	(623)	-	-	-
Share-based compensation	-	-	-	2,245	-	-	2,245
Comprehensive loss for the year	-	-	-		-	(24,951)	(24,951)
BALANCE AT DECEMBER 31, 2022	27,100	338,976	1,408	14,765	(1,416)	(329,992)	50,841

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2021	2022
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Loss	(30,021)	(27,054)	(24,951)
Adjustments required to reflect net cash used in operating activities (see appendix below)	6,815	3,481	(1,289)
Net cash used in operating activities	(23,206)	(23,573)	(26,240)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(33,500)	(78,000)	(44,000)
Maturities of short-term deposits	50,168	39,873	48,322
Purchase of property and equipment	-	(97)	(131)
Purchase of intangible assets	-	-	(185)
Net cash provided by (used in) investing activities	16,668	(38,224)	4,006

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	19,246	50,407	14,359
Exercise of warrants	1,969	10,907	-
Employee stock options exercised	8	7	5
Proceeds from long-term loan, net of issuance costs	-	-	9,126
Repayments of loans	(3,133)	(3,376)	(2,832)
Repayments of lease liabilities	(224)	(196)	(220)
Net cash provided by financing activities	17,866	57,749	20,438

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,328	(4,048)	(1,796)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	5,297	16,831	12,990
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	206	207	(607)
CASH AND CASH EQUIVALENTS - END OF YEAR	16,831	12,990	10,587

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2021	2022
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	934	703	654
Exchange differences on cash and cash equivalents	(206)	(207)	607
Fair value adjustments of warrants	5,142	1,936	(6,425)
Share-based compensation	1,272	1,495	2,245
Interest and exchange differences on short-term deposits	(232)	(262)	(672)
Interest accrued	474	301	1,117
Warrant issuance costs	594	-	171
Exchange differences on lease liabilities	125	55	(224)
	8,103	4,021	(2,527)

Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses and other receivables	428	24	(650)
Increase (decrease) in accounts payable and accruals	(1,716)	(564)	1,888
	(1,288)	(540)	1,238
	6,815	3,481	(1,289)

Supplemental information on interest received in cash	381	138	342
Supplemental information on interest paid in cash	994	682	593

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	13	183	706
Warrant issuance costs	-	-	262
Purchase of property and equipment	-	-	28
Fair value of exercised warrants (portion related to accumulated fair value adjustments)	1,251	10,295	-

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in pre-commercialization and clinical stages, with a focus on the field of oncology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”). Each ADS represents 15 ordinary shares.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology.

In April 2022, the Company re-activated BioLineRx USA, Inc., a previously inactive subsidiary incorporated in the US, to engage in pre-commercialization and commercialization activities associated with the potential launch of motixafortide for stem-cell mobilization in the US. In this regard, the US Food and Drug Administration (FDA) has accepted for review and filed the Company’s New Drug Application (NDA) for motixafortide in stem cell mobilization for autologous transplantation for multiple myeloma patients, and has assigned the NDA a Prescription Drug User Fee Act (PDUFA) target action date of September 9, 2023.

b.	Going concern

The Company has incurred accumulated losses in the amount of $330 million through December 31, 2022, and it expects to continue incurring losses and negative cash flows from operations until its product or products reach commercial profitability.

As mentioned in Note 3, Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains liquidity balances at levels that are sufficient to meet its needs. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2024. The execution of an independent commercialization plan for motixafortide in the US implies an increased level of expenses prior to and following launch of the product. However, as is common with FDA approvals of innovative pharmaceutical products, there is significant uncertainty regarding the receipt of approval, as well as the timing and scope of any potential approval ultimately received in order to launch commercialization of the product. Therefore, the Company’s cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risk inherent in the Company’s operations may cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

As a US SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Oversight Board (“PCAOB”) standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

Management’s plans include the independent commercialization of the Company’s product and, if and when required, raising capital through the issuance of debt or equity securities, or capital inflows from strategic partnerships. There are no assurances, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and/or raising capital, it may need to reduce activities, or curtail or cease operations.

c.	Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2022 were approved by the Board of Directors on March 21, 2023, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s consolidated financial statements as of December 31, 2021 and 2022, and for each of the three years in the period ended December 31, 2022, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

d.	Cash equivalents and short-term bank deposits

Cash and cash equivalents include cash on hand and short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use. Bank deposits with original maturity dates of more than three months and with a current maturity date of less than one year from the balance sheet date are included in short-term bank deposits. The fair value of cash equivalents and short-term bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

e.	Property and equipment

Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to acquisition of the items. Assets are depreciated by the straight-line method over the estimated useful lives of the assets, provided that Company management believes the residual values of the assets to be negligible, as follows:

%
Computers and communications equipment	20-33
Office furniture and equipment	6-15
Laboratory equipment	15-20

Asset residual values, methods of depreciation and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. See g. below.

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

Intellectual property
The Company recognizes in its financial statements intellectual property developed by the Company to the extent that the conditions stipulated in paragraph o. below are met. Intellectual property acquired by the Company is initially measured at cost. Intellectual property used by the Company for development purposes  and not yet generating revenues is not amortized and is tested annually for impairment. See g. below.

Computer software
Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software. These costs are amortized over the estimated useful lives of the software (3-5 years).

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

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost. At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. If the financial instrument is determined to have low credit risk at the reporting date, the Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition. The Company had no material credit losses in 2021 and 2022.

i.	Warrants

Receipts in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price or the numbers of shares to be issued are not deemed to be fixed, the warrants are classified as a non-current derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each reporting date. The fair value changes are charged to non-operating income and expense on the statement of comprehensive loss. Issuance costs allocable to warrants classified as a liability are also recorded as non-operating expense on the statement of comprehensive loss.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

j.	Share capital

The Company’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are presented in equity as a deduction from the issuance proceeds.

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

As the Company is currently engaged primarily in development and regulatory activities, no deferred tax assets are included in the financial statements.

m.	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

With respect to long-term loans (see Note 10), a financial liability is recognized for each tranche upon drawdown. Upon initial recognition, the effective interest rate is calculated by estimating the future cash flows, including loan principal repayments, interest and royalties.

The royalty feature does not meet the definition of a derivative, is not classified separately, and is not measured separately, since it is an integral part of the loan terms and conditions and cannot be transferred or settled separately from the loan.

Determining the weighted effective interest rate requires certain judgments and estimations regarding the timing and amount of the Company’s future revenues. The loans are subsequently measured at amortized cost. Furthermore, revisions to the estimated amounts or timing of future cash flows, if necessary, may result in an adjustment of the amortized cost of the loan to reflect the present value of actual and revised estimated contractual cash flows, discounted using the original effective interest rate. This adjustment will be recognized in profit or loss as financial income or expense.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months subsequent to the reporting period.

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2022, the Company has not yet capitalized development expenses.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

p.	Employee benefits

1)	Pension and severance pay obligations

Israeli labor laws and the Company’s employment agreements require the Company to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. Substantially all of the Company’s employees are covered by a defined contribution plan under Section 14 of the Israel Severance Pay Law. In the US, the Company provides defined contribution benefits in the framework of a 401(k) plan, up to certain pre-defined limits, in accordance with industry standards for such benefits.

The amounts recorded as an employee benefit expense in respect of pension and severance pay obligations for the years 2020, 2021 and 2022 were $668,000, $744,000 and $792,000 respectively.

2)	Vacation and recreation pay

Labor laws in Israel entitle every employee to vacation and recreation pay, both of which are computed annually. The entitlement with respect to each employee is based on the employee’s length of service at the Company. The Company recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee. In the US, the Company allows unlimited paid time off. This policy allows employees to take vacation days as needed, and the Company does not recognize a liability in respect of vacation.

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

The diluted loss per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants issued to investors, as well as equity instruments granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2020, 2021 and 2022, as their effect would have been anti-dilutive.

r.	Leases

The Company’s leases include property and motor vehicle leases. At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. Simultaneously, the Company recognizes a right-of-use asset in the amount of the lease liability.

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

Assets are depreciated by the straight-line method over the estimated useful lives of the right of use assets or the lease period, whichever is shorter, as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

s.	New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-current (Amendment to IAS 1)

The narrow-scope amendments to IAS 1, "Presentation of Financial Statements," clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. They must be applied retrospectively in accordance with the normal requirements in IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors." The amendment should be applied retrospectively for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The adoption of the amendment is not expected to have a material impact on the Company’s financial statements.

Significant Accounting Policies (Amendment to IAS 1)

The IASB has amended IAS 1 to require entities to disclose their material, rather than their significant, accounting policies. The amendments provide a definition of “material accounting policy information” and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed and, if disclosed, should not obscure material accounting information. The amendments apply from January 1, 2023, but may be adopted earlier.

Changes in Accounting Estimates and Errors (Amendment to IAS 8)

The amendments to IAS 8 clarify how entities should distinguish changes in accounting policies from changes in accounting estimates. Such distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events, and also to present events and present transactions.

The Amendments to IAS 8 will be applied retrospectively for annual periods beginning on or after January 1, 2023. Early adoption is permitted. Initial application of Amendments to IAS 8 is not expected to have material impact on the Company's financial statements.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2022, is immaterial (see Note 3b). The activities of the Company expose it to market risk, primarily as a result of currency risk.

The Company’s Finance Department is responsible for carrying out risk management activities in accordance with policies approved by its Board of Directors. In this regard, the Finance Department identifies, defines and assesses financial risk in close cooperation with other Company departments. The Board of Directors provides written guidelines for overall risk management, as well as written policies dealing with specific areas, such as exchange rate risk, interest rate risk, credit risk, use of financial instruments and investment of excess cash.

a.	Market risk

1)	Concentration of currency risk

The Company’s activities are partly denominated in non-dollar currencies (primarily the New Israeli Shekel, or “NIS,” and the Euro), which exposes the Company to risks resulting from changes in exchange rates.

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2022
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(416)	(218)	4,573	241	508
Other receivables	(66)	(34)	721	38	80
Trade payables	38	20	(416)	(22)	(46)
Other payables	114	60	(1,257)	(66)	(140)
Total NIS-linked balances	(330)	(172)	3,621	191	402
Euro-linked trade payables	(144)	(76)	(1,590)	84	177
Total	(474)	(248)	2,031	275	579

	December 31, 2021
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(427)	(224)	4,699	522	247
Other receivables	(13)	(7)	142	16	7
Trade payables	40	21	(442)	(49)	(23)
Other payables	102	53	(1,119)	(124)	(59)
Total NIS-linked balances	(298)	(157)	3,280	365	172
Euro-linked trade payables	(158)	(83)	(1,230)	193	92
Total	(456)	(240)	2,050	558	264

The Company also maintains cash and cash equivalent balances in other currencies in amounts that are not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is certain data regarding dollar exchange rates:

	Exchange rate of NIS per $1	Exchange rate of Euro per $1
As of December 31:
2020	3.215	0.815
2021	3.110	0.884
2022	3.519	0.938

Percentage increase (decrease) in the exchange rate:
2021	(3.3)%	8.5%
2022	13.2%	6.1%

Set forth below is information on the linkage of monetary items:

	December 31, 2021			December 31, 2022
	Dollar	NIS	Other currencies	Dollar	NIS	Other Currencies
	USD in thousands			USD in thousands
Assets:
Current assets:
Cash and cash equivalents	7,223	4,699	1,068	5,685	4,573	329
Short term bank deposits	44,145	-	-	40,495	-	-
Other receivables	-	142	-	-	721	-
	51,368	4,841	1,068	46,180	5,294	329
Liabilities:
Current liabilities:
Current maturities of long-term loans	2,757	-	-	1,542	-	-
Accounts payable and accruals:
Trade	2,700	442	2,425	4,359	416	2,191
Other	108	1,119		487	1,257	-
Non-current liabilities
Long-term loans, net of current maturities	-	-	-	8,626	-	-
	5,565	1,561	2,425	15,014	1,673	2,191
Net balance	45,803	3,280	(1,357)	31,166	3,621	(1,862)

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2022, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items, deposits, and current and long-term loans), as well as warrants classified as a liability.

With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in working capital is generally close or identical to their carrying amount.

With regard to the warrants classified as a non-current financial liability, see Note 11c. With regard to long-term loans, see Note 10.

3)	Exposure to market risk and management thereof

In the opinion of Company management, the market risk to which the Company is exposed is primarily related to currency risk exposure, as mentioned above. Additionally, Company management does not consider the interest rate risk mentioned in paragraph 4 below to be material.

4)	Interest rate risk

Company management does not consider interest rate risk to be material, as the Company holds deposits whose fair value and/or cash flows are not materially affected by changes in interest rates.

b.	Credit risk

Credit risk is managed at the Company level. These risks relate to cash and cash equivalents, bank deposits and other receivables.

The Company’s cash, cash equivalents and short-term bank deposits at December 31, 2021, and 2022 were deposited with highly rated major Israeli and U.S. banks. In the Company’s opinion, the credit risk associated with these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2021	2022
	in USD thousands
Assets:
Cash and cash equivalents	12,990	10,587
Short-term bank deposits	44,145	40,495
Other receivables	142	721
Total	57,277	51,803

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

Although the Company has succeeded in generating revenues from a number of out-licensing transactions in the past, and is currently gearing up for the potential launch of its lead program, motixafortide, in 2023, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2024. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding. See also Note 1b regarding the significant doubt about the Company's ability to continue as a going concern.

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

The fair value of the warrants, calculated based on the Black-Scholes model, was $4,509,000 as of December 31, 2022.

For more information on the parameters used to value the warrants, see Note 11c.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

e.	Changes in financial liabilities with cash flows included in financing activities

	Long-term loans	Warrants	Total
	in USD thousands
Balance as of January 1, 2021	5,832	10,218	16,050
Changes during the year 2021:
Principal and interest payments	(3,814)	-	(3,376)
Share premium resulting from exercise of warrants		(10,295)	(10,295)
Amounts recognized through profit and loss	739	1,936	2,237
Balance as of December 31, 2021	2,757	1,859	4,616
Changes during the year 2022:
Net proceeds of loan	9,126	9,075	18,201
Principal and interest payments	(3,177)	-	(2,832)
Amounts recognized through profit and loss	1,462	(6,425)	(5,308)
Balance as of December 31, 2022	10,168	4,509	14,677

f.	Fair value measurement of warrants using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the years ended December 31, 2020, 2021 and 2022:

Warrants
in USD thousands
Balance as of January 1, 2020	658
Changes during 2020:
Issuances	5,669
Exercises	(1,251)
Changes in fair value through profit and loss	5,142
Balance as of December 31, 2020	10,218
Changes during 2021:
Issuances	-
Exercises	(10,295)
Changes in fair value through profit and loss	1,936
Balance as of December 31, 2021	1,859
Changes during 2022:
Issuances	9,075
Exercises	-
Changes in fair value through profit and loss	(6,425)
Balance as of December 31, 2022	4,509

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

As part of the financial reporting process, Company management is required to make estimates that affect the value of assets, liabilities, income, expenses and certain disclosures included in the Company’s consolidated financial statements. By their very nature, such accounting estimates are subjective and complex and consequently may differ from actual results. The estimates are continually evaluated and adjusted based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Below are the critical accounting estimates used in the preparation of the financial statements that required Company management to make assumptions involving significant uncertainty.

Impairment of indefinite-lived intangible assets

As mentioned in Notes 2f and 2g, the Company performs impairment reviews of intangible assets not subject to amortization on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment.

The recoverable amount is determined using discounted cash flow calculations as detailed in Note 8. The analysis estimates the future cash flows the Company expects to derive from the asset, incorporates expectations about possible variations in the amount or timing of those future cash flows, as well as the uncertainty inherent in the asset, and the risk-adjusted cash flows are then discounted using the Company’s estimated post-tax weighted average cost of capital (“WACC”). The main estimates used in calculating the recoverable amount include the WACC estimation and the amounts and of timing of projected future cash flows. Such amounts and timing are influenced by the expected outcome of development activities, the probability of success and timing in gaining regulatory approval, size of the potential market and the Company’s specific market share, either via direct sales or a potential out-licensing deal.

In light of the significant clinical and regulatory progress, the continued investments in the program made by the Company, and following the valuation analysis performed as detailed in Note 8, the Company concluded that the value of intangible assets related to motixafortide and AGI-134 were higher than their carrying value as of December 31, 2021 and 2022.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – CASH AND CASH EQUIVALENTS

	December 31,
	2021	2022
	in USD thousands

Cash on hand and in bank	8,461	3,623
Short-term bank deposits	4,529	6,964
	12,990	10,587

The short-term bank deposits included in cash and cash equivalents bear interest at annual rates of between 0.15% and 3.15%.

NOTE 6 – SHORT-TERM BANK DEPOSITS

The short-term bank deposits are in dollars and bear interest at annual rates of between 0.53% and 6.00%.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2021	2022
	in USD thousands				in USD thousands				in USD thousands
Composition in 2022
Office furniture and equipment	207	37	-	244	124	14	-	138	83	106
Computers and communications equipment	863	98	-	961	678	34	-	712	185	249
Laboratory equipment	1,590	16	-	1,606	1,509	69	-	1,578	81	28
Leasehold improvements	2,028	8	-	2,036	1,425	268	-	1,693	603	343
	4,688	159	-	4,847	3,736	385	-	4,121	952	726

NOTE 8 – INTANGIBLE ASSETS

The value in use of intellectual property has been calculated with the assistance of an external appraiser, based on assumptions and estimates of the Company. The value in use of the assets was estimated by using the decision-tree approach to valuing research products. This approach incorporates the option of abandonment at each development stage. The traditional Discounted Cash Flows (DCF) model is implemented at the final node of the decision tree. The DCF analysis estimates the future cash flows the Company expects to derive from the asset, and incorporates expectations about possible variations in the amount or timing of those future cash flows, and the uncertainty inherent in the assets. As of December 31, 2022, the value in use of the intangible assets according to the impairment testing exceeded its book value. Therefore, no impairment was recognized.

Intellectual property includes the following intangible assets acquired by the Company:

-	$6.7 million recorded as a result of the acquisition of Agalimmune, primarily related to its main drug candidate, AGI-134 (see Note 1a).
-
$15.0 million  recorded as a result of an amendment to the in-licensing agreement with Biokine Therapeutics Ltd. ("Biokine") that reduced, for that consideration, future payments to be made by the Company on sublicense receipts (as defined in the license agreement) from 40% to 20%.

These assets are used for the Company's research and development activities and are not amortized.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS (cont.)

Set forth below are the composition of intangible assets and the related accumulated depreciation, grouped by major classifications:

	Cost				Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2021	2022
	in USD thousands				in USD thousands				in USD thousands
Composition in 2022
Intellectual property	21,792	-	-	21,792	96	-	-	96	21,696	21,696
Computer software	616	185	-	801	608	4	-	612	8	189
	22,408	185	-	22,593	704	4	-	708	21,704	21,885

NOTE 9 – LEASES

A.	Right-of-use assets

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2021	2022
	in USD thousands				in USD thousands				in USD thousands
Composition in 2022
Property	1,552	545	-	2,097	405	177	-	582	1,147	1,515
Motor vehicles	579	177	420	336	395	88	404	79	184	257
	2,131	722	420	2,433	800	265	404	661	1,331	1,772

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES (cont.)

B.	Lease liabilities

	Balance at	Additions	Deletions	Interest expense	Exchange differences	Payments	Balance at
	beginning	during	during	during	during	during	end of
	of year	year	year	year	year	year	year
	in USD thousands
Composition in 2022
Property	1,708	545	-	223	(202)	(354)	1,920
Motor vehicles	186	177	16	25	(22)	(114)	236
	1,894	722	16	248	(224)	(468)	2,156

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES (cont.)

C.	Additional disclosures

1)	The Company leases two premises – its corporate headquarters and development facilities in Modi’in, Israel, and its US commercial headquarters in Waltham, Massachusetts.

a.
The Company leases its premises in Israel under a lease agreement entered into in August 2014. Payments under the lease commenced in June 2015, and the initial term of the lease expired in June 2020. The Company exercised its option to extend the lease through June 30, 2025, and has the option to extend the lease for two additional lease periods totaling up to five additional years, each option at a 5% increase to the preceding lease payment amount. The monthly lease payment is approximately $26,000. In addition, the Company pays building maintenance charges of approximately $9,000 per month.

	b.	The Company leases its premises in Boston under a lease agreement entered into and commenced in October 2022. The term of the lease will expire in December 2024. The monthly lease fee is approximately $24,000.

2)
The Company has entered into lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are approximately $122,000. To secure the terms of the lease agreements, the Company has prepaid two months of lease payments to the leasing companies.

3)	As of December 31, 2022, minimum future rental payments (taking into consideration the aforementioned extension periods) under the leases are as follows:

Year	Property	Motor vehicles	Total
	in USD thousands
2023	569	122	691
2024	584	89	673
2025	301	31	332
2026	301	-	301
2027-2030	1,105	-	1,105
	2,860	242	3,102

Extension and termination options are included in most of the property leases. These are used to maximize operational flexibility in terms of managing the assets used in the Company’s operations. The substantial majority of extension and termination options are exercisable solely by the Company and not by the lessors.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LONG-TERM LOAN

In October 2018, the Company entered into a $10 million loan agreement with Kreos Capital. This loan was repaid in full in September 2022.

In September 2022, the Company entered into a new $40 million loan agreement with Kreos Capital (via Kreos Capital VII Aggregator SCSp). Pursuant to the new agreement, the first tranche of $10 million was drawn down by the Company upon closing. The remaining $30 million will be made available in two additional tranches subject to the achievement of pre-specified milestones. The tranches are available for drawdown at the Company’s discretion at various time points through October 1, 2024.

Each tranche carries a pre-defined interest-only payment period, followed by a loan principal amortization period of up to 36 months subsequent to the interest-only period. The interest-only periods are subject to possible extension based on certain pre-defined milestones. Borrowings under the financing will bear interest at a fixed annual rate of 9.5% (~11.0%, including associated cash fees). As security for the loan, Kreos Capital received a first-priority secured interest in all Company assets, including intellectual property, and the Company undertook to maintain a minimum cash balance. In addition, Kreos Capital will be entitled to mid-to-high single-digit royalties on motixafortide sales, up to a pre-defined cap.

The loan's current value includes the accrual of effective interest, including estimated future royalties.

NOTE 11 – EQUITY

a.	Share capital

The Company’s share capital is composed of ordinary shares, as follows:

	Number of Ordinary Shares
	December 31,
	2021	2022

Authorized share capital	1,500,000,000	2,500,000,000

Issued and paid-up share capital	715,156,008	922,958,942

	In USD and NIS Amounts
	December 31,
	2021	2022

Authorized share capital (in NIS)	150,000,000	250,000,000

Issued and paid-up share capital (in NIS)	71,515,600	92,295,894

Issued and paid-up share capital (in USD)	21,066,368	27,100,201

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

b.	Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2021 and 2022, all outstanding share capital consisted of ordinary shares.

c.	Changes in the Company’s equity

1)
In connection with the loan agreement with Kreos Capital signed in October 2018 (see Note 10), Kreos Capital received warrants to purchase 63,837 ADSs at an exercise price of $14.10 per ADS. The warrants issued have been classified as a non-current financial liability due to a net settlement provision. The warrant is exercisable for a period of ten years from the date of issuance.

The fair value of the warrants at the date of issuance, computed using the Black-Scholes option pricing model, amounted to $861,000. The fair value of the warrants as of December 31, 2022 was $6,000 (December 31, 2021 - $42,000) and was based on the then current price of an ADS, a risk-free interest rate of 3.99%, an average standard deviation of 79.68%, and on the remaining contractual life of the warrants.

The change in fair value for the years ended December 31, 2021 and 2022, of $13,000 and $36,000, respectively, has been recorded as non-operating income on the statement of comprehensive loss. As of December 31, 2022, none of these warrants had been exercised.

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

The warrants have been classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants as of December 31, 2022 was $1,000 (December 31, 2021 -$564,000), and was based on the then current price of an ADS, a risk-free interest rate of 4.73%, an average standard deviation of 82.14%, and on the remaining contractual life of the warrants.

The changes in fair value for the years ended December 31, 2021 and 2022 of $405,000 and $563,000, respectively, have been recorded as non-operating income on the statement of comprehensive loss. As of December 31, 2022, none of these warrants had been exercised.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

c.	Changes in the Company’s equity (cont.)

3)

In May and June 2020, the Company sold in registered direct offerings an aggregate of 7,653,145 ADSs at a price of $1.75 per ADS. The Company also issued to investors in the offerings unregistered warrants to purchase 7,653,145 ADSs. The warrants were exercisable immediately, were to expire two and half years from the date of issuance and had an exercise price of $2.25 per ADS. In addition, the Company granted to the placement agent’s designees, as part of the placement fees, warrants to purchase 382,657 ADSs. These warrants were exercisable immediately, were set to expire two and half years from the date of issuance and had an exercise price of $2.1875 per ADS. The offerings raised a total of $13.4 million, with net proceeds of $12.0 million, after deducting fees and expenses. The amount of the offering consideration initially allocated to the warrants was $5.7 million. Total issuance costs initially allocated to the warrants were $0.6 million.

The warrants issued were classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for at fair value at each balance sheet date. The fair value changes were charged to non-operating income and expense in the statement of comprehensive loss.

As of December 31, 2021 and 2022, 5,739,741 of these warrants had been exercised. The fair value of the unexercised warrants as of December 31, 2021 was $1,253,000. In November 2022, the warrants expired.

The changes in fair value for the years ended December 31, 2021 and 2022 of $2,354,000 and $1,253,000 have been recorded as non-operating expenses and non-operating income respectively, on the statement of comprehensive loss.

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

As of December 31, 2022, none of these warrants had been exercised.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

c.	Changes in the Company’s equity (cont.)

5)

In September 2022, the Company completed a registered direct offering of 13,636,365 ADSs at a price of $1.10 per ADS. The Company also issued to investors in the offering unregistered warrants to purchase 13,636,365 ADSs. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.15 per ADS. In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 681,818 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.375 per ADS. Gross proceeds from the offering totaled $15.0 million, with net proceeds of $13.5 million, after deducting fees and expenses. The offering consideration allocated to the placement agent warrants amounted to $0.4 million.

The warrants issued to the investors have been classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black-Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 3.62%, and an average standard deviation of 82.5%. The gross consideration initially allocated to the investor warrants amounted to $9.1 million, with total issuance costs initially allocated to the warrants amounting to $0.8 million.

The fair value of the warrants amounted to $4,502,000 as of December 31, 2022, and was based on the then current price of an ADS, a risk-free interest rate of 4.1%, an average standard deviation of 85.5%, and on the remaining contractual life of the warrants.

The changes in fair value from the issuance date through December 31, 2022 of $4,573,000 have been recorded as non-operating income in the statement of comprehensive loss.

As of December 31, 2022, none of these warrants had been exercised.

The placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

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

2)

In September 2021, the Company entered into a new $25.0 million ATM sales agreement with HCW under substantially identical terms to the previous agreement. Expenses associated with establishment of the ATM facility with HCW, amounting to $0.1 million, were recorded in non-operating expenses during the period.  During 2022, the Company issued a total of 206,324 ADSs under the program for total gross proceeds of approximately $0.3 million. From the effective date of the agreement through the issuance date of this report, 608,651 ADSs have been sold under the program for total gross proceeds of approximately $1.4 million.

e.	Share-based payments

1)	Share Incentive plan – general

In 2003, the Company adopted the 2003 Share Incentive Plan (the “Plan”). The Plan provides for the granting of stock options and ordinary shares to the Company’s employees, directors, consultants and other service providers. Options are issued at the determination of the Board of Directors in accordance with applicable law. The options are generally exercisable for a ten-year period and the grants generally vest over a four-year period. In 2013, the Company’s Board of Directors approved amendments to the Plan to take into account changes in laws and regulations that had occurred since its adoption and to extend the term of the plan until November 2023. In 2016, the Board of Directors approved amendments to the Plan to allow for the grant of restricted stock units (“RSUs”) and performance stock units (“PSUs”). In 2022, the Board approved certain amendments to the Plan in order to conform the Plan to U.S. tax regulations for the benefit BioLineRx USA, Inc. employees.

PSUs are RSUs that are linked to any one or more performance goals (in addition to, or in lieu of, time-based vesting terms) determined appropriate by the Board of Directors. The specific performance goals, as well as the time period associated with achieving such goals, are approved by the Board and are set forth in the grantee’s grant agreement. To date, each PSU grant has had between three to five performance goals on which vesting is based, each such goal being either a specified Company milestone and or the success of a specific project, with vesting of 20-40% on the achievement of each goal. The tranche of PSUs associated with a given milestone expires 12 months after the target date established for that milestone. As of December 31, 2022, 2,786,608 PSUs were vested in accordance with their original terms.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

1)	Share Incentive plan – general (cont.)

As of December 31, 2022, there were 92,601,858 ordinary shares issuable upon the exercise of outstanding equity instruments under the Plan.

Company employees and directors are granted options under Section 102 of the Israeli Income Tax Ordinance (the “Ordinance”), primarily under the “capital gains” track. Non-employees of the Company (consultants and other service providers) are granted options under Section 3(i) of the Ordinance.

As of December 31, 2022, there were 21.3 million remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants.

2)	Employee share incentive plan:

The following table contains additional information concerning equity instruments granted to employees and directors under the existing share incentive plans.

	Year ended December 31,
	2020		2021		2022
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	19,358,913	2.6	35,981,579	1.5	40,956,214	0.7
Granted	18,689,300	0.5	6,588,200	0.4	53,696,305	0.3
Forfeited and expired	(1,776,037)	2.2	(1,438,642)	3.0	(4,618,062)	0.8
Exercised	(290,597)	0.1	(174,923)	0.1	(162,599)	0.1
Outstanding at end of year*	35,981,579	1.5	40,956,214	0.7	89,871,858	0.4
Exercisable at end of year	11,535,679	3.2	18,663,353	1.7	26,663,961	0.8

*
As of December 31, 2020, 2021 and 2022, includes 2,421,799, 4,084,748, and 10,482,277 PSUs at an exercise price of 0.10 NIS (par value of ordinary shares), for which performance obligations have not been met.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee share incentive plan (cont.):

The total consideration received from the exercise of equity instruments during 2020, 2021 and 2022 was not material.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the equity instruments outstanding at the end of each of the years indicated.

	As of December 31,
	2021		2022
Range of exercise prices (in NIS)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)
Up to 0.99	25,752,128	8.8	75,663,492	9.0
1.00-2.00	14,524,086	6.6	13,668,366	5.5
2.01-10.00	680,000	4.8	540,000	4.2
	40,956,214	8.0	89,871,858	8.4

The fair value of equity instruments granted to employees through December 31, 2022 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2020	2021	2022
Expected dividend yield	0%	0%	0%
Expected volatility	63%	67%	67%
Risk-free interest rate	1%	1%	4%
Expected life of options (in years)	6	6	6

The remaining unrecognized deferred compensation expense as of December 31, 2022 was $4.8 million. This amount will be expensed over the remaining vesting period of the equity instruments.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

3)	Stock options to consultants

From inception through December 31, 2020, the Company issued to consultants options for the purchase of 596,523 ordinary shares at a weighted average exercise price of NIS 5.23 per share.

In 2021, the Company issued additional options to consultants for the purchase of 2,700,000 ordinary shares at a weighted average price of NIS 0.66 per share.

In 2022, the Company did not issue additional options to consultants.

The options to consultants generally vest over four years and may be exercised for periods of between five and ten years. As of December 31, 2022, 2,730,000 options to consultants were outstanding with a weighted average exercise price of NIS 1.02 per share and a weighted average contractual life of 7.9 years.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in each of the years 2020, 2021 and 2022 was not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME

a.	Corporate taxation

The taxable income of BioLineRx, not subject to benefits as detailed below, is taxed at the standard Israeli corporate tax rate, which was 23% for all years included in these financial statements. The taxable income of BioLineRx USA, Inc. is subject to a federal tax rate of 21%.

b.	Tax loss carryforwards

As of December 31, 2022, the tax loss carryforwards of BioLineRx were approximately $326 million. The tax loss carryforwards have no expiration date.

The Company has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2, paragraph l.

c.	Tax assessments

In accordance with Israeli tax regulations, the tax returns filed by BioLineRx through the 2020 tax year are considered final.

d.	Theoretical taxes

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

	Year ended December 31,
	2020		2021		2022
		in USD		in USD		in USD
		thousands		thousands		thousands
Loss before taxes	23.0%	(30,021)	23.0%	(27,045)	23.0%	(24,951)

Theoretical tax benefit		(6,905)		(6,220)		(5,739)
Disallowed deductions (tax exempt income):
Loss (gain) on adjustment of warrants to fair value		1,280		480		(1,478)
Share-based compensation		292		343		516
Other		11		11		11
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		5,322		5,386		6,690
Taxes on income for the reported year		-		-		-

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – LOSS PER SHARE

The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2020	2021	2022
	in USD thousands
Loss attributed to ordinary shares	(30,021)	(27,054)	(24,951)

	in thousands
Number of shares used in basic calculation	252,844	662,934	773,957

	in USD
Basic and diluted loss per ordinary share	(0.12)	(0.04)	(0.03)

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

In accordance with the terms of grants provided by the IIA, the State is entitled to royalties on the sale or license of any product whose development was supported with State participation. These royalties are generally 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the dollar) received by the Company, plus annual interest at the LIBOR rate. Under certain circumstances, the royalty rate is calculated according to a formula based on the ratio of participation by the IIA in the project to the total project costs incurred by the Company.

In connection with the in-licensing of motixafortide from Biokine Therapeutics Ltd. (“Biokine”), and as a condition to IIA consent to the transaction, the Company agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by the Company relating to this transaction amounts to $3.7 million as of December 31, 2022. The Company has a full right of offset for amounts payable to the IIA from payments due to Biokine in the future.

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

The consideration paid pursuant to the licensing agreements generally includes several components that may be payable over the license period and that relate, inter alia, to the progress made in research and development activities, as well as commercial success, as follows: (a) one-time, up-front payment and/or periodic payments; (b) payments through the early stages of development (i.e., through the end of phase 2); (c) payments upon the achievement of milestones necessary for advancing to phase 3; (d) payments from the end of a successful phase 3 trial through approval of the therapeutic compound; and e) royalties on sales of the final product resulting from development under the license or including any component thereof, generally less than 5% of the Company’s net sales of the product, although in specific instances (for example, with regard to Motixafortide, where the royalty rate on net sales directly commercialized by the Company payable to Biokine is 10%) the royalty rate has been higher or lower than this range. In instances where the Company has out-licensed the product for further development, the Company pays a percentage of the net consideration received from the licensee (“Sublicense Receipts”) to the upstream licensor that generally range from 20% to 29.5% of such consideration, although in specific instances the percentage paid has been higher or lower than this range. These Sublicense Receipts generally take the place of most or all of the milestone and royalty payments set forth in (b) through (e) above.

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

In accordance with the license agreement of motixafortide with Biokine (as amended), the Company is required to pay Biokine a payment of 20% of amounts received as consideration in connection with any sublicensing or sale of the licensed technology. Biokine is also eligible to receive up to a total of $5 million in future milestone payments. Subject to certain limitations, if the Company independently sell products related to Motixafortide, the Company will pay Biokine a royalty payment of 10% of net sales.

4)	Purchase orders

The Company’s outstanding open purchase order commitments as of December 31, 2022 amounted to $5.9 million.

b.	Guarantees

To secure the Company’s lease obligation on its Israeli premises, the Company has provided a bank guarantee in the amount of $100,000 for the benefit of the lessor, which remains outstanding as of December 31, 2022.

c.	Contingent liabilities

On January 5, 2023, a putative securities class action complaint was filed in the U.S. against the Company and its Chief Executive Officer. The complaint claims that the Company made false and materially misleading statements and failed to disclose material adverse facts pertaining to its financial position with regard to the development of motixafortide and that the Company would require a loan and a securities offering to commercialize motixafortide. The Company also received, on February 5, 2023, a substantially similar lawsuit and motion to approve the lawsuit as a class action in the Tel Aviv District Court. The total amount claimed in Tel Aviv, if the lawsuit is certified as a class action, is approximately NIS 113.5 million (approximately $32 million).

The outcome of both legal proceedings is uncertain at this point. Based on an initial evaluation, management of the Company believes that they are without merit and intends to vigorously defend the Company and its Chief Executive Officer against such actions.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Transactions with related parties

Expenses:

	Year ended December 31,
	2020	2021	2022
	in USD thousands
Benefits to related parties:
Compensation and benefits to senior management, including benefit component of equity instrument grants	2,391	2,302	2,968
Compensation and benefits to directors, including benefit component of equity instrument grants	373	300	507

Key management compensation

Key management includes directors and executive officers. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2020	2021	2022
	in USD thousands
Salaries and other short-term employee benefits	1,656	1,883	2,298
Post-employment benefits	126	136	131
Other long-term benefits	33	35	35
Share-based compensation	949	548	1,011
	2,764	2,602	3,475

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2021	2022
	in USD thousands
Government institutions	140	687
Other	2	34
	142	721

b.	Accounts payable and accruals

	December 31,
	2021	2022
	in USD thousands
1) Trade:
Accounts payable:
Overseas	4,504	6,061
In Israel	1,063	905
	5,567	6,966
2) Other:
Accrued expenses	521	976
Accrual for vacation and recreation pay	397	377
Payroll and related expenses	307	307
Other	2	84
	1,227	1,744

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

c.	Research and development expenses

	Year ended December 31,
	2020	2021	2022
	in USD thousands
Research and development services	11,696	12,088	9,296
Payroll and related expenses	3,501	4,074	4,495
Share based compensation	623	971	1,198
Lab, occupancy and telephone	771	882	902
Professional fees	643	595	954
Depreciation and amortization	864	660	615
Other	75	196	169
	18,173	19,466	17,629

d.	Sales and marketing expenses

	Year ended December 31,
	2020	2021	2022
	in USD thousands
Marketing	585	729	5,365
Payroll and related expenses	234	249	1,059
Overseas travel	21	25	38
	840	1,003	6,462

e.	General and administrative expenses

	Year ended December 31,
	2020	2021	2022
	in USD thousands
Payroll and related expenses	1,369	1,408	1,706
Share based compensation	729	583	895
Professional fees	1,044	1,103	1,248
Insurance	603	1,064	1,046
Depreciation	70	42	39
Other	99	108	132
	3,914	4,308	5,066

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

f.	Non-operating income (expenses), net

	Year ended December 31,
	2020	2021	2022
	in USD thousands
Issuance costs	(784)	-	(762)
Changes in fair value of warrants	(5,142)	(1,936)	6,425
Other	225	106	7
	(5,701)	(1,830)	5,670

g.	Financial income

	Year ended December 31,
	2020	2021	2022
	in USD thousands
Interest income	236	277	694
Exchange differences, net	-	282	-
	236	559	694

h.	Financial expenses

	Year ended December 31,
	2020	2021	2022
	in USD thousands
Interest expense	1,470	984	1,786
Exchange differences, net	137	-	346
Bank commissions	22	22	26
	1,629	1,006	2,158