Form 20-F/A
period 2023-12-31
BioLineRx Ltd.
filed 2024-03-26
CIK 1498403

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

Yes ☐   No ☒

BioLineRx Ltd.
Form 20-F/A
(Amendment No. 1)
For the Fiscal Year Ended December 31, 2023

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) amends the annual report on Form 20-F of BioLineRx Ltd. for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2024 (the “Original Report”). This Amendment is being filed solely to correct a typographical error in the Report of Independent Registered Public Accounting Firm of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, and to re-file Exhibit 2.1 in the Original Report.

As required by Rule 12b-15 under the Exchange Act, as amended, new certifications by our principal executive officer and principal financial officer are being filed as Exhibits 12.1, 12.2, 13.1 and 13.2 to this Amendment. A new consent of our independent registered public accounting firm also is being filed as an exhibit hereto.

This Amendment does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way except as described above or herein. No other changes have been made to the Original Report. The filing of this Amendment should not be understood to mean that any statements contained in the Original Report, as amended by this Amendment, are true or complete as of any date subsequent to the original filing date of the Original Report. Unless otherwise stated herein, all disclosures referenced as being made “as of the date of this Annual Report” or similar language are speaking as of the date of the Original Report.

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

ITEM 19.  EXHIBITS

Exhibit Number	Exhibit Description
2.1*	Articles of Association, as amended August 7, 2023
2.2(19)	Description of Securities Registered under Section 12
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

4.14(11)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV
4.15†	Amendment No. 2 to Clinical Trial Collaboration and Supply Agreement entered into as of July 24, 2018 between the Registrant and Merck Sharp & Dohme B.V.
4.16(3)†	Amended and Restated Exclusive License Agreement entered into as of April 30, 2013 between the University of Massachusetts and Agalimmune Ltd.
4.17†	Patent and Know-how License Agreement entered into as of September 19, 2017 between Kode Biotech Limited and Agalimmune Ltd.
4.18†	Second Amendment Agreement entered into as of October 16, 2018 between the University of Massachusetts and Agalimmune Ltd.
4.19†	Amendment No. 1 to License Agreement entered into as of June 18, 2018 between the Registrant and Wartner Europe BV
4.20(9)	First Addendum to License Agreement entered into as of October 16, 2019 by and between the Registrant and Biokine Therapeutics Ltd., as amended.

4.21(12)	Form of Warrant issued February 7, 2019
4.22(13)	Form of Underwriter Warrant to be issued by BioLineRx Ltd. on January 22, 2021
4.23(14)	At-the-Market Sales Agreement, dated September 3, 2021, between BioLineRx Ltd. and H.C. Wainwright & Co., LLC
4.24(15)	Agreement for the Provision of a Loan Facility entered into as of September 14, 2022, by and between the Registrant and Kreos Capital VII Aggregator SCSP
4.25(16)	Form of Securities Purchase Agreement dated as of September 18, 2022 between the Registrant and the investors listed therein
4.26(16)	Form of Warrant issued by the Registrant on September 21, 2022
4.2716)	Form of Placement Agent Warrant issued by the Registrant on September 21, 2022
4.28(18)†	License Agreement dated as of August 27, 2023 between the BioLineRx Ltd., Guangzhou Gloria Biosciences Co., Ltd. and Hong Seng Technology Limited
4.29(18)†	Securities Purchase Agreement dated as of August 27, 2023 between the BioLineRx Ltd., Hong Seng Technology Limited and Guangzhou Gloria Biosciences Co., Ltd.
8.1(17)	List of Subsidiaries of BioLineRx Ltd.
12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant
97.1(19)	BioLineRx Ltd. Executive Officer Clawback Policy
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

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2017.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(5)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 10, 2016.

(6)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on May 31, 2016.

(7)	Incorporated by reference to the Registrant’s Form 6-K filed on October 3, 2018.

(8)	Incorporated by reference to the Registrant’s Form 6-K filed on May 27, 2022.

(9)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 12, 2020.

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

(11)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on September 22, 2015.

(12)	Incorporated by reference to the Registrant’s Form 6-K filed on February 7, 2019.

(13)	Incorporated by reference to the Registrant’s Form 6-K filed on January 21, 2021.

(14)	Incorporated by reference to the Registrant’s Form 6-K filed on September 3, 2021.

(15)	Incorporated by reference to the Registrant’s Form 6-K filed on September 15, 2022.

(16)	Incorporated by reference to the Registrant’s Form 6-K filed on September 21, 2022.

(17)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 16, 2022.

(18)	Incorporated by reference to the Registrant’s Form 6-K filed on August 30, 2023.

(19)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 26, 2024.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

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

Revenue Recognition and Determination of Standalone Selling Price - License Agreement with Hong Seng Technology Limited (“HST”) and Guangzhou Gloria Biosciences Co., Ltd. (“Gloria”)

As discussed in Note 16 to the consolidated financial statements, the Company entered into a license agreement (the “License Agreement”) with HST and Gloria during the year ended December 31, 2023. The Company recognized revenue of $4.6 million (for the year ended December 31, 2023) and contract liabilities of $12.9 million (as of December 31, 2023) related to the License Agreement. The Company's performance obligations under the License Agreement include: (i) a stem-cell mobilization (“SCM”) license, (ii) support services related to SCM and (iii) a pancreatic adenocarcinoma (“PDAC”) license and support services. The Company determined the estimated standalone selling prices of the SCM license and the PDAC combined performance obligation using price offers for each indication with the assistance of a valuation specialist and determined the estimated standalone selling price of the support services for SCM using cost-plus margin. The Company recognized revenue from the SCM license at point of time and recognized revenue from the SCM support services and the PDAC license and support services over time using the input method based on a ratio between the support hours incurred to the total hours expected to be incurred until satisfying the performance obligation.

The principal considerations for our determination that performing procedures relating to revenue recognition and determination of standalone selling price from the license agreement with HST and Gloria is a critical audit matter are there was significant judgment and estimation used by management. This in turn led to a significant auditor judgment, subjectivity, and effort in performing procedures to evaluate these assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

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