Form 20-F
period 2024-12-31
BioLineRx Ltd.
filed 2025-03-31
CIK 1498403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Philip A. Serlin
+972 (8) 642-9100
+972 (8) 642-9101 (facsimile)
phils@biolinerx.com
2 HaMa’ayan Street
Modi’in 7177871, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 600 ordinary shares, par value NIS 0.10 per share	Nasdaq Capital Market

Ordinary shares, par value NIS 0.10 per share	Nasdaq Capital Market*

*Not for trading; only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

 None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

 None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 16, 2025: 2,232,601,990 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐       No ☒

INTRODUCTION

We are a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. Our first approved product, APHEXDA® (motixafortide), a novel peptide for the treatment of stem-cell mobilization and solid tumors, with an indication in the United States for stem cell mobilization for autologous transplantation in multiple myeloma, is being developed and commercialized by Ayrmid Pharma Ltd., or Ayrmid (globally, excluding Asia) and Guangzhou Gloria Biosciences Co., Ltd., or Gloria (in Asia). We are also advancing the development of motixafortide for patients with pancreatic cancer and other solid tumors.

Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “BLRX” since February 2007. In July 2011, we listed our ADSs on the Nasdaq Capital Market, or Nasdaq, and they are traded under the symbol “BLRX.”

Unless otherwise indicated, all references to “BioLineRx,” the “Company,” “us,” “we” and “our” refer to BioLineRx Ltd., an Israeli company, and its consolidated subsidiaries. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of BioLineRx.

References to “U.S. dollars”, “dollars”, “USD”, and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” are to our ordinary shares, no par value. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The functional and presentation currency of the Company in this annual report on Form 20-F for the year ended December 31, 2024, or the Annual Report on Form 20-F, is the U.S. dollar.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F are translated using the rate of NIS 3.647 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2024.

On January 30, 2025, we effected a change in the ratio of our ADSs to ordinary shares from one ADS representing 15 ordinary shares to a new ratio of one ADS representing 600 ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-forty reverse ADS split. All ADS and related option and warrant information presented in this Annual Report on Form 20-F have been retroactively adjusted to reflect the reduced number of ADSs and the increase in the ADS price which resulted from this action. Unless otherwise indicated, in this Annual Report on Form 20-F fractional ADSs have been rounded to the nearest whole number.

i

Forward-Looking Statements

Some of the statements under the sections entitled “Item 3. Key Information - Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F constitute forward-looking statements. These include statements regarding management's expectations, beliefs and intentions regarding, among other things, the potential benefits of motixafortide, the potential success of our out-licensing agreements, expectations and commercial potential of motixafortide, as well as its potential investigational uses, expectations with regard to clinical trials of motixafortide, the plans and objectives of management for future operations, and statements as to results of operations or of financial condition, expected capital needs and expenses. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. In addition, the section of this Annual Report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the SEC.

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

•	estimates of our expenses, future revenues, capital requirements and our need for and ability to access sufficient additional financing;

•	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;

•	competitive companies, technologies and our industry;

•	our ability to maintain the listing of our ADSs on Nasdaq;

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

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky include, among others:

Risks Related to Our Financial Condition and Capital Requirements

•	We have incurred significant losses since inception and expect to incur additional losses in the future and may never be profitable.

•	We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

•
If we default under our secured loan agreement with BlackRock EMEA Venture and Growth Lending (previously Kreos Capital VII Aggregator SCSP), or BlackRock, all or a portion of our assets could be subject to forfeiture.

•	Management has concluded that there is substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Risks Related to Our Business and Regulatory Matters

•	We have earned limited commercialization revenues to date. We may never achieve profitability.

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

•	We and our collaborators may not obtain additional marketing approvals for motixafortide in other indications or initial approval for any other therapeutic candidates we may develop in the future.

•	Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

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

•	We recently entered into and may in the future rely on out-licensing arrangements for late-stage development, marketing or commercialization of our therapeutic candidates.

•	If we cannot meet requirements under our in-license agreements, we could lose the rights to our therapeutic candidates, which could have a material adverse effect on our business.

•
We have partnered with and may seek to partner with third-party collaborators with respect to the development and commercialization of motixafortide, and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our therapeutic candidates successfully, if at all.

•	If competitors develop and market therapeutics that are more effective, safer or less expensive than our current or future therapeutic candidates, our prospects will be negatively impacted.

•
APHEXDA, or any other therapeutic candidate that we or our licensees are able to commercialize, may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives, any of which could harm our business.

•
We rely upon third-party manufacturers to produce therapeutic supplies for the clinical trials, and commercialization, of APHEXDA. If we manufacture any therapeutic candidates in the future, we will be required to incur significant costs and devote significant efforts to establish and maintain manufacturing capabilities.

Risks Related to Our Industry

•	Healthcare reforms and related reductions in pharmaceutical pricing, reimbursement and coverage by government authorities and third-party payors may adversely affect our business.

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

•
If we fail to comply with the continued listing requirements of the Nasdaq, our ADSs may be delisted and the price of our ADSs and our ability to access the capital markets could be negatively impacted.

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

We are a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. Our first approved product is APHEXDA (motixafortide), a novel peptide for the treatment of stem-cell mobilization and solid tumors which, on September 8, 2023, was approved by the FDA for use in combination with filgrastim (G-CSF) to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with multiple myeloma. In October 2023, we out-licensed the rights to motixafortide for all indications in substantially all of Asia, and in November 2024, we out-licensed the global rights (other than in Asia) to motixafortide for all indications, other than solid tumors. See “Item 4.B. Information on the Company—Business Overview—Recent Developments”. As a result of the November 2024 transaction, we shut down our independent commercialization activities in the United States and refocused our operations on development activities in Israel in the fields of oncology and rare diseases, at a significantly reduced annual cash burn rate.

Since our incorporation, we have been mainly focused on research and development. We have incurred losses since inception, principally as a result of research and development and general administrative expenses and more recently sales and marketing in support of our operations. We recorded net losses of $25.0 million in 2022, $60.6 million in 2023 and $9.2 million in 2024. As of December 31, 2024, we had an accumulated deficit of $400 million. We expect to continue to incur significant expenses and sustain net losses for the foreseeable future as we continue our planned development activities for motixafortide in other indications. Our ability to become and remain profitable depends on our and our licensees’ abilities to generate significant product revenue. Our ability to generate significant revenue will require our licensees to successfully commercialize APHEXDA. While we began to generate product revenue from sales of APHEXDA, there can be no assurance that we or our licensees will generate significant revenue or as to the timing of any such revenue, and we may not achieve profitability for several years, if at all. Successful commercialization is subject to many risks. There are numerous examples of unsuccessful product launches and failures to meet expectations of market potential, including by pharmaceutical companies with more experience and resources than us.

Successful commercialization will depend upon our licensees’ ability to achieve sufficient market acceptance, reimbursement from third-party payers and adequate market share for APHEXDA. The likelihood of our long-term success must be considered in light of the expenses, difficulties and potential delays to be encountered in the development and commercialization of new pharmaceutical products, competitive factors in the marketplace and the complex regulatory environment in which we operate. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any licensees may never succeed in these activities and, even if we do, or any licensee does, we may never generate revenues that are large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline or continue our operations. A decline in the value of our company could cause our shareholders to lose all or part of their investment.

We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of December 31, 2024, we held $19.6 million of cash, cash equivalents and short-term bank deposits. In January 2025, we completed a registered direct offering of ADSs and warrants for net proceeds of $8.9 million. Based on our current projected cash requirements, we believe that our existing cash and investment balances, including the proceeds from the January 2025 registered direct offering, along with other sources of liquidity, including royalties received from Ayrmid for product sales of APHEXDA and milestone payments from our license agreements with Ayrmid and Gloria, will be sufficient to meet our capital requirements through the second half of 2026. We have funded our operations primarily through public and private offerings of our securities, payments received under our strategic licensing and collaboration arrangements and interest earned on investments. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including: milestone payments from our license agreements with Ayrmid and Gloria, the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights

While we expect to continue to explore alternative financing sources, including the possibility of future securities offerings and government funding, we cannot be certain that in the future these liquidity sources will be available when needed on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We expect to also continue to seek to finance our operations through other sources, including out-licensing arrangements for the development and commercialization of our therapeutic candidates or other partnerships or joint ventures, as well as grants from government agencies and foundations. If we are unable to obtain future financing through the methods we describe above or through other means, we may be unable to complete our business objectives and may be unable to continue operations, which would have a material adverse effect on our business and financial condition.

If we default under our secured loan agreement with BlackRock, all or a portion of our assets could be subject to forfeiture.

In September 2022, we entered into a secured loan agreement, or the Loan Agreement, with BlackRock, under which BlackRock agreed to provide the Company with access to term loans in an aggregate principal amount of up to $40 million in three tranches as follows: (a) a loan in the aggregate principal amount of up to $10 million, (b) a loan in the aggregate principal amount of up to $20 million, available for drawdown upon achievement of certain milestones and until April 1, 2024, and (c) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon achievement of certain milestones and until October 1, 2024. We drew down the initial tranche of $10 million following execution of the agreement in September 2022 and we drew down the second tranche of $20 million in April 2024, following fulfilment of the requisite milestones. We did not draw down the third tranche.

In November 2024, in connection with the Ayrmid License Agreement (as defined below),  we entered into an amendment, or the Amendment, to the Loan Agreement with BlackRock, pursuant to which, (i) we agreed to make aggregate payments of $16.5 million, as partial repayment of the loan to BlackRock and in lieu of future revenue-based payments, which were fully cancelled, (ii) effective December 1, 2024, we agreed to pay the remaining amounts outstanding under the loan (in principal and interest) over a three year period ending December 1, 2027, and (iii) our minimum cash balance requirement under the Loan Agreement was reduced to $4 million. In addition, pursuant to the Amendment, 10% of any future milestone payments received by us from the out-licensing agreements through December 1, 2027 will be used to repay outstanding loan principal, and the repayments in (ii) above will be adjusted accordingly. All other terms of the Loan Agreement remain the same.

Our ability to make the scheduled payments under the Loan Agreement or to refinance our debt obligations with BlackRock depends on numerous factors including, but not limited to, the amount of our cash reserves, our capital requirements and our ability to raise additional capital. We may be unable to maintain a level of cash reserves sufficient to permit us to pay the principal and accrued interest on the loan. If our cash reserves, cash flows and capital resources are insufficient to fund our debt obligations to BlackRock, we may be required to seek additional capital, restructure or refinance our indebtedness, or delay or abandon our research and development projects or other capital expenditures, which could have a material adverse effect on our business, financial condition, prospects or results of operations. There is no assurance that we would be able to take any of such actions, or that such actions would permit us meet our scheduled debt obligations under the BlackRock loan agreement. If we default on the Loan Agreement and are unable to cure the default pursuant to the terms of the Loan Agreement or are unable to repay or refinance the loan when due, BlackRock could take possession of any or all assets in which it holds a security interest, and dispose those assets to the extent necessary to pay off the debts, which would have a material adverse effect on our business, financial condition, prospects or results of operations.

Management has concluded that there is substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

We have incurred significant losses and negative cash flows from operations and have an accumulated deficit that raises substantial doubt about our ability to continue as a going concern. Our audited consolidated financial statements for the year ended December 31, 2024 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2024. If we are unable to improve our liquidity position, by, among other things, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

Risks Related to Our Business and Regulatory Matters

We have earned limited commercialization revenues to date. We may never achieve profitability.

We are a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. To date, we have generated only limited revenues from commercialization. We have FDA regulatory approval in the United States for APHEXDA (motixafortide). In October 2023, we out-licensed to Gloria the rights to motixafortide for all indications in substantially all of Asia, and in November 2024, we out-licensed to Ayrmid the global rights (other than in Asia) to motixafortide for all indications, other than solid tumors. As a result of the November 2024 transaction, we shut down our independent commercialization activities in the United States and refocused our operations on development activities in Israel in the fields of oncology and rare diseases, at a significantly reduced annual cash burn rate.

Our ability to generate revenues from commercialization and achieve profitability will be dependent on the ability of the licensees under the Gloria License Agreement (as defined below) and the Ayrmid License Agreement to successfully commercialize the licensed products and the ability of any future partners or licenses to successfully commercialize any other product candidates that we may develop, in-license or acquire in the future.

Our revenues from motixafortide or any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price, and the terms and conditions of our commercialization agreement with our partner for that territory. While we retain the right to potentially meaningful milestones or royalty payments under the Gloria License Agreement and the Ayrmid License Agreement, it could take many years before such milestones are achieved, resulting in such royalty payments being made, if at all.

The timing and amount of any milestone and royalty payments we may receive from our licensees, as well as the commercial success of our products will depend on, among other things, the efforts, allocation of resources, negotiation of pricing and reimbursement and successful commercialization of our products by our licensees. As a result, even if we generate product revenues, we may not become profitable and may need to obtain additional funding to continue operations.

APHEXDA, or any other therapeutic candidate that may receive approval to sell the product in the future, may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for APHEXDA or any other therapeutic candidate may be smaller than our estimates.

APHEXDA or any other therapeutic candidate that may be approved in the future by the appropriate regulatory authorities for marketing and sale, may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. APHEXDA competes with the standard of care using stem cell mobilization and its generic versions.

Efforts to educate the medical community and third-party payors on the benefits of APHEXDA over its competition have required significant resources and may not ultimately be successful. If APHEXDA, or any other therapeutic candidate that may be approved in the future for marketing and sale in the future, does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of APHEXDA, or any other therapeutic candidate that may be approved in the future, will depend on a number of factors, including:

•	the advantages of the treatment compared to competitive therapies;

•	the number of competitors approved for similar uses;

•	the relative promotional effort and marketing success of us as compared with our competitors;

•	how the product is positioned in physician treatment guidelines and pathways;

•	the prevalence and severity of any side effects;

•	the efficacy and safety of the product;

•	our ability to offer the product for sale at competitive reimbursement;

•	the product’s tolerability, convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try, and of physicians to prescribe, the product;

•	limitations or warnings, including use restrictions, contained in the product’s approved labeling;

•	the strength of sales, marketing and distribution support;

•	the timing of market introduction of our approved products as well as competitive products;

•	adverse publicity about the product or favorable publicity about competitive products;

•	potential product liability claims;

•	changes in the standard of care for the targeted indications of the product; and

•	availability and amount of coverage and reimbursement from government payors, managed care plans and other third-party payors.

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

It is possible that our clinical trials may indicate an apparent positive effect of a therapeutic candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. For example, despite the recent FDA marketing approval of APHEXDA in the United States, we, or others, including our licensees, may discover that APHEXDA is less effective or tolerable than previously believed. If we, or others, discover that a product is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the product or seize the product;

•	we, or any of our collaborators, may be required to recall the product, change the way the product is administered or conduct additional clinical trials;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;

•	we, or any of our collaborators, may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling or warning statements, such as a “black box” warning or a contraindication;

•
we, or any of our collaborators, may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to physicians, health care professionals and patients;

•	we could be sued and held liable for harm caused to patients;

•	physicians and patients may stop using our product; and

•	our reputation may suffer.

Any of these events could harm our business and operations and could negatively impact the market price of our ordinary shares and/or ADSs.

If we or our licensees are unable to obtain and/or maintain U.S. and/or foreign regulatory approval for our therapeutic candidates in a timely manner or at all, we will be unable to commercialize our therapeutic candidates.

While we recently shut down our independent commercialization activities in the United States and refocused our operations on development activities in Israel in the fields of oncology and rare diseases, we continue to advance the development of motixafortide in solid tumors for all territories other than Asia. Motixafortide and any other therapeutic candidate we develop will require additional, time-consuming and costly development efforts, by us or by our collaborators, prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA and/or applicable foreign regulatory authorities. All therapeutic candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the therapeutic candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace, or will be more effective than other commercially available alternatives.

In the United States, we are required to submit a New Drug Application, or NDA, to obtain FDA approval before marketing any of our current or future therapeutic candidates. An NDA must include extensive preclinical and clinical data and supporting information to establish the therapeutic candidate’s safety, purity and potency, or efficacy, for each desired indication. The NDA must also include information regarding the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. The FDA may require that we conduct additional clinical or preclinical trials, or take other actions before it will approve or reconsider any application we make. If the FDA requires additional studies or data, we will incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

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

We and our licensees may not obtain additional marketing approvals for motixafortide or initial approval for any other therapeutic candidates we may develop in the future.

We and our licensees may not obtain additional marketing approvals for motixafortide or any other therapeutic candidate that we may develop in the future. It is possible that the FDA or comparable foreign regulatory agencies may refuse to accept for substantive review any future application that we or a licensee may submit to market and sell our therapeutic candidates, or that any such agency may conclude after review of our or our licensee’s data that such application is insufficient to obtain marketing approval of our therapeutic candidate.

If the FDA or other comparable foreign regulatory agency does not accept or approve any future application to market and sell any therapeutic candidate, such regulators may require that we conduct additional clinical trials, preclinical studies or manufacturing validation studies and submit that data before they will reconsider our application. Depending on the extent of these or any other required trials or studies, approval of any application that we submit may be delayed by several years, or may require us or our licensee to expend more resources than we or they have available. It is also possible that additional trials or studies, if performed and completed, may not be considered sufficient by the FDA or other foreign regulatory agency to approve our applications for marketing and commercialization.

Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us or our licensees from commercializing motixafortide in other jurisdictions and indications or any other therapeutic candidate that we may develop in the future and generating revenues. If any of these outcomes occur, we would not be eligible for certain milestone and royalty revenue under our license agreements, our licensees could terminate our license agreements and we may be forced to abandon our development efforts, any of which could significantly harm our business.

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

Even if therapeutics we or any licensee develops receive regulatory approval, we or any licensee, as applicable, will be subject to ongoing reporting obligations, and any approved products and the manufacturing operations for such products will be subject to continuing regulatory review, including FDA inspections. The outcome of this ongoing review may result in the withdrawal of a product from the market, the interruption of the manufacturing operations and/or the imposition of labeling and/or marketing limitations. Since many more patients are exposed to a drug product following its marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the product. In addition, the manufacturer and the manufacturing facilities we or our licensees, as applicable, will use to produce any therapeutic candidate will be subject to periodic review and inspection by the FDA and other similar foreign regulators. Later discovery of previously unknown problems with any product, manufacturer or manufacturing process, or failure to comply with regulatory requirements, may result in actions such as:

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

We recently entered into out-licensing arrangements with Gloria and Ayrmid and may in the future rely on additional out-licensing arrangements for late-stage development, marketing or commercialization.

We recently entered into out-licensing arrangements with Gloria and Ayrmid and may in the future rely on additional out-licensing arrangements for late-stage development, marketing or commercialization. Dependence on out-licensing arrangements subjects us to a number of risks, including the risk that:

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

Under the Gloria License Agreement, Gloria is late in the payment of $2.4 million to us for the achievement of a specific milestone under the Gloria License Agreement and for certain product supply that was due during 2024. In addition, the planned studies of motixafortide in China under the Gloria License Agreement are currently not advancing according to schedule and it is unclear when such studies will be initiated, if at all. There can be no assurance that Gloria will meet its payment obligations or any other obligations under the Gloria License Agreement.

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

We employ a number of methods to identify therapeutic candidates that we believe are likely to achieve commercial success. In certain instances, disease-specific third-party advisors evaluate therapeutic candidates as we deem necessary. However, there can be no assurance that our internal research efforts or our screening system will accurately or consistently select among various therapeutic candidates those that have the highest likelihood to achieve, and that ultimately achieve, commercial success. As a result, we may spend substantial resources developing therapeutic candidates that will not achieve commercial success, and we may not advance those therapeutic candidates with the greatest potential for commercial success. For example, we recently determined to terminate development of AGI-134 and provided notice of our intent to terminate the Agalimmune Development Agreement (as defined below) effective March 15, 2024 and intend to either transfer ownership of our subsidiary Agalimmune Ltd., or Agalimmune, to a third party, or to liquidate it during 2025.

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

We depend on in-licensing agreements with third parties to maintain the intellectual property rights to our therapeutic candidates. We have in-licensed rights from Biokine Therapeutics Ltd., or Biokine, with respect to our motixafortide therapeutic candidate; and from Innovative Pharmaceutical Concepts, Inc., or IPC, with respect to our BL-5010 therapeutic candidate. See “Item 4.B. Information on the Company — Business Overview — In-Licensing Agreements.” Our in-license agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these agreements. These in-license agreements last either throughout the life of the patents that are the subject of the agreements, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product. In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. On June 16, 2024, Biokine filed a complaint with the District Court of Jerusalem against us. The complaint alleges breach of contract and a purported failure to make certain payments to Biokine under our in-licensing agreement with Biokine for motixafortide. The lawsuit seeks compensatory damages in the amount of approximately $6.5 million and a declaratory judgment in favor of Biokine. On November 20, 2024, we and Biokine entered into an agreement to refer the dispute to arbitration. See “Item 8. Financial Information — Biokine Claim.” If we do not meet our obligations under our in-license agreements in a timely manner, we could lose the rights to our proprietary technology, which could have a material adverse effect on our business, financial condition and results of operations.

We have partnered with and may seek to partner with third-party collaborators with respect to the development and commercialization of motixafortide and for any other therapeutic candidate and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our therapeutic candidates successfully, if at all.

We collaborate with third parties with respect to the development of motixafortide for certain indications and may in the future seek a partner for other indications or other therapeutic candidates. In October 2023, we out-licensed the rights to motixafortide for all indications in substantially all of Asia to Gloria, and in November 2024, we out-licensed the global rights (other than in Asia) to motixafortide for all indications, other than solid tumors, to Ayrmid. See “Item 4.B. Information on the Company—Business Overview—Recent Developments”. We may compete with many other companies if we seek additional partners for motixafortide and for any other therapeutic candidate and we may not be able to compete successfully against those companies. If we are not able to enter into additional collaboration arrangements for motixafortide and for any other therapeutic candidate, we would be required to undertake and fund further development, clinical trials, manufacturing and commercialization activities solely at our own expense and risk, as is the case with motixafortide in stem cell mobilization for autologous bone marrow transplantation in multiple myeloma patients in the U.S. If we are unable to finance and/or successfully execute those expensive activities, or we delay such activities due to capital availability, our business could be materially and adversely affected, and potential future product launch could be materially delayed, be less successful, or we may be forced to discontinue clinical development of these therapeutic candidates. Furthermore, if we are unable to enter into a commercial agreement for the development and commercialization of motixafortide and for any other therapeutic candidate, then this could have a material adverse effect on our business, financial condition or results of operations.

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

•	a collaboration partner may cease development in therapeutic areas which are the subject of our strategic collaboration;

•	a collaboration partner may not devote sufficient capital or resources towards our therapeutic candidates;

•	a collaboration partner may change the success criteria for a therapeutic candidate, thereby delaying or ceasing development of such candidate;

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

Under the Gloria License Agreement, Gloria is late in the payment of $2.4 million to us for the achievement of a specific milestone under the Gloria License Agreement and for certain product supply, which was due during 2024. In addition, the planned studies of motixafortide in China under the Gloria License Agreement are currently not advancing according to schedule and it is unclear when such studies will be initiated, if at all. There can be no assurance that Gloria will meet its payment obligations or any other obligations under the Gloria License Agreement.

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

If competitors develop and market products that are more effective, safer or less expensive than our current or future therapeutic candidates, our prospects will be negatively impacted.

The life sciences industry is highly competitive, and we and our licensees face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing motixafortide or for which we may develop therapeutic candidates in the future. Specifically, we are aware of other companies that currently market and/or are in the process of developing products that address stem cell mobilization, solid malignancies and skin lesions. In particular, during 2023, the last to expire patent for Mozobil and uses thereof, the standard of care for stem cell mobilization expired and as a consequence there are several generic versions on the market. Successful commercialization of APHEXDA will in part require that our licensees are able to overcome competition from Mozobil and its generic versions.

Any therapeutic candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. The key competitive factors affecting the success of each therapeutic candidate, if approved, is likely to be their safety, efficacy, convenience, price, the level of proprietary and generic competition, and the availability of coverage and reimbursement from government and other third‑party payors. APHEXDA sales will suffer, or the commercial opportunity may be reduced or eliminated if competitors develop and commercialize products that are safer or more effective, have fewer or less severe side effects, or are more convenient or less expensive than any products that we may develop. Competitors may also obtain FDA or other regulatory approval for their therapeutic candidates more rapidly than we or our licensees may be able to do so for any existing or new therapeutic candidates of ours, which could result in their establishing a strong market position before we are able to enter the market.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in favor of our competitors. Additionally, many competitors have greater experience in product discovery and development, obtaining FDA and other regulatory approvals and commercialization capabilities, which may provide them with a competitive advantage. If we or our licensees are not able to compete effectively, our business will not grow and our financial condition and operations will suffer.

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

APHEXDA, or any other therapeutic candidate that we or our licensees are able to commercialize, may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives, any of which could harm our business.

The commercial success of APHEXDA and any other therapeutic candidate will depend substantially, both domestically and abroad, on the extent to which product costs will be paid by third-party payors, including government health care programs and private health insurers. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we or our licensees might obtain marketing approval for a product in a particular country but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our or their investment in one or more therapeutic candidates, even if our therapeutic candidates obtain marketing approval.

Patients who are provided with medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Therefore, our ability, and the ability of any licensees to successfully commercialize any of our therapeutic candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors. Third-party payors decide which medications they will cover and establish reimbursement levels. The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell APHEXDA profitably. These payors may not view APHEXDA as cost-effective, and coverage and reimbursement may not be available to customers or may not be sufficient to allow our products to be marketed on a competitive basis. Cost-control initiatives could cause us or our licensees to decrease the price we might establish, which could result in lower than anticipated product revenues. If the prices for our products, if any, decrease or if governmental and other third-party payors do not provide coverage or adequate reimbursement, our prospects for revenue and profitability will suffer.

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

In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. We cannot be sure that coverage will be available for any therapeutic candidate that we, or third parties, commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for products may be subject to additional reductions if there are changes to laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any therapeutic candidate for which we obtain regulatory approval could significantly harm our operating results and our overall financial condition.

We rely upon third-party manufacturers to produce therapeutic supplies of motixafortide. If we manufacture any therapeutic candidates in the future, we will be required to incur significant costs and devote significant efforts to establish and maintain manufacturing capabilities.

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

We do not currently have any long-term agreements with third-party manufacturers that guarantee the supply of therapeutic supplies and we rely on single source suppliers. When we require additional supplies to complete our clinical trials or for commercialization, we may be unable to enter into agreements for clinical or commercial supply, as applicable, with third-party manufacturers, or may be unable to do so on acceptable terms.

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

Our growth and success also depend on our ability to attract and retain highly qualified scientific, technical, sales, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to suit from their former employers. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop competitive products. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

Obtaining reimbursement approval for a product from each government or other third-party payor is a time-consuming and costly process that could require us or our licensees to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor. Even when a payor determines that a product is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or comparable foreign regulatory authorities. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for other products or services, and may reflect budgetary constraints and/or imperfections in Medicare, Medicaid or other data used to calculate these rates.

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

Our business exposes us to significant potential clinical trial and product liability risks that are inherent in the development, manufacturing and sales and marketing of human therapeutic products. Claims could be made against us based on the use of our therapeutic candidates in clinical trials and in marketed products. In addition, we have a cyber insurance policy with a coverage amount of $5.0 million per each claim and in the aggregate However, our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage or to obtain additional or sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as damage awards beyond the coverage of our insurance policies resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any claims, we might be required to direct significant financial and managerial resources to such defense, and adverse publicity is likely to result.

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

Risks Related to Intellectual Property

Our access to most of the intellectual property associated with our therapeutic candidates results from in-license agreements with biotechnology companies, the termination of which would prevent us from commercializing the associated therapeutic candidates.

We do not conduct our own initial research with respect to the identification of our therapeutic candidates. Instead, we rely upon research and development work conducted by third parties as the primary source of our therapeutic candidates. As such, we have obtained our rights to our therapeutic candidates through in-license agreements entered into with biotechnology companies that invent and own or jointly own with us the intellectual property underlying our candidates. There is no assurance that such in-licenses or rights will not be terminated or expire due to a material breach of the agreements, such as a failure on our part to achieve certain progress milestones set forth in the terms of the in-licenses or due to the loss of the rights to the underlying intellectual property by any of our licensors. There is no assurance that we will be able to renew or renegotiate an in-licensing agreement on acceptable terms if and when the agreement terminates. We cannot guarantee that any in-license is enforceable or will not be terminated or converted into a non-exclusive license in the future. The termination of any in-license or our inability to enforce our rights under any in-license would materially and adversely affect our ability to commercialize certain of our therapeutic candidates.

We currently have in-licensing agreements relating to our therapeutic candidates that are in development or are being commercialized. In 2012, we in-licensed the rights to motixafortide under a license agreement from Biokine. Under the license agreement for motixafortide, we are obligated to make commercially reasonable, good faith efforts to sublicense or commercialize motixafortide for fair consideration. In 2007, we in-licensed the rights to BL-5010 under a license agreement with IPC. Under the BL-5010 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals.

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

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of March 16, 2025, we owned or exclusively licensed for use within our field of business 20 patent families that collectively contain 70 granted patents, 6 allowed patent applications and 73 pending patent applications relating to motixafortide and BL-5010.

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

Risks Related to Our Ordinary Shares and ADSs

There can be no assurance that we will not be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we may have been a PFIC for the year ended December 31, 2024. Although we have not determined whether we will be a PFIC for our taxable year ending December 31, 2025, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2025 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we are a PFIC for our taxable year ending December 31, 2024, or any subsequent year, and a U.S. Investor (as defined below) does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. Investor, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. Investor’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Investor to make a timely QEF or mark-to-market election. U.S. Investors who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Investors who made a timely QEF or mark-to-market election. A U.S. Investor can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we intend to annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we are a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Investors to make a QEF election. See also “Item 10. Additional Information—E. Taxation—Certain Material U.S. Federal Income Tax Considerations.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation”, or CFC, in our group (if any).  Because our group includes a U.S. subsidiary, our non-U.S. subsidiary will be treated as a CFC (regardless of whether or not we are treated as a CFC. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.  A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist any shareholder in determining whether such shareholder is treated as a United States shareholder with respect to any “controlled foreign corporation” in our group (if any) or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.  A United States investor should consult its tax advisors regarding the potential application of these rules to its investment in our ordinary shares or ADSs.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

The stock market in general and the market prices of our ordinary shares on the TASE, and ADSs on Nasdaq, in particular, are subject to fluctuation, and changes in these prices may be unrelated to our operating performance. We expect that the market prices of our ordinary shares and ADSs will continue to be subject to wide fluctuations. The market price of our ordinary shares and ADSs are and will be subject to a number of factors, including:

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

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. Following periods of market volatility, shareholders have often instituted securities class action litigation, and in the past, we have been party to securities class action litigations. See “Item 8.A—Financial Information—Legal Proceedings” for additional information. Such securities litigation or any additional securities litigation could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

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

As of March 16, 2025, as a result of previous financings, we had (A) warrants outstanding (i) for the purchase of 1,596 ADSs at an exercise price of $564.00 per ADS, (ii) for the purchase of 17,969 ADSs at an exercise price of $120.00 per ADS, (iii) for the purchase for the purchase of 277,273 ADSs at an exercise price of $46.00 per ADS, (iv) for the purchase of 17,045 ADSs at an exercise price of $55.00 per ADS, (v) for the purchase of 187,500 ADSs at an exercise price of $32.00 per ADS, (vi) for the purchase of 205,893 ADSs at an exercise price of $23.60 per ADS and (vii) for the purchase of 1,250,000 ADSs at an exercise price of $8.00 per ADS and (viii) for the purchase of 62,500 ADSs at an exercise price of $10.00 per ADS and (B) pre-funded warrants outstanding for the purchase of 82,357 ADSs at an exercise price of $0.004 per ADS.

On September 3, 2021, we entered into an offering agreement, or the HCW Offering Agreement, with H.C. Wainwright & Co., LLC, or HCW, pursuant to which we may offer and sell, at our option, up to $25.0 million of our ADSs through an “at-the-market” equity program under which HCW agreed to act as sales agent. As of March 16, 2025, we have sold 194,656 of our ADSs for total gross proceeds of approximately $6.0 million under the New HCW Offering Agreement.

As of March 16, 2025, in the framework of our Share Incentive Plan, there are outstanding options, restricted share units and performance share units (granted to directors, employees and consultants) for the purchase of 131,167,200 ordinary shares (equivalent to 218,612 ADSs) with a weighted average exercise price of $0.10 per ordinary share (equivalent to $58.85 per ADS).

The issuance of any additional ordinary shares, any additional ADSs, or any securities that are exercisable for or convertible into our ordinary shares or ADSs, may have an adverse effect on the market price of our ordinary shares and ADSs and will have a dilutive effect on our shareholders.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

We expect that we will need to raise substantial future capital to continue to complete clinical development and commercialize our products and therapeutic candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our therapeutic candidates to market. Our future capital requirements will depend on many factors, including:

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

As a foreign private issuer, we follow certain home country corporate governance practices instead of applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

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

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ADSs may be delisted and the price of our ADSs and our ability to access the capital markets could be negatively impacted.

Our ADSs are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price and certain other corporate governance requirements. In particular, we are required to maintain a minimum bid price for our listed ADSs of $1.00 per share.

On May 13, 2024, we were notified by the Nasdaq Stock Market, LLC, or Nasdaq, that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The notification provided that we had 180 calendar days, or until November 11, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2). Since we did not regain compliance by November 11, 2024, we requested and received from Nasdaq an additional 180 calendar days, or until May 12, 2025, to comply with the minimum bid price. On January 30, 2025, we effected a change in the ratio of our ADSs to ordinary shares from one ADS representing 15 ordinary shares to a new ratio of one ADS representing 600 ordinary shares. As a result, on February 13, 2025, we received a notice from Nasdaq indicating that we regained compliance with the minimum bid price requirement under Nasdaq Rules 5550(a)(2).

No assurance can be given that we will be able to maintain a minimum bid price of $1.00 per ADS. If we do not meet the minimum bid price requirement or other continued listing requirements, our ADSs could be delisted. A delisting of our ADSs from Nasdaq could materially reduce the liquidity of our ADSs and result in a corresponding material reduction in the price of our ADSs. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities and strategic alternatives. There can be no assurance that our ADSs, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ADSs, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or the delisting of our ADSs from the Nasdaq Capital Market could reduce the number of investors willing to hold or acquire our ADSs, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ADSs.

Risks Related to Our Operations in Israel

We conduct our operations in Israel and therefore, may be adversely affected by political, geopolitical, economic and military instability in Israel and its region.

Our headquarters and principal executive offices, development, and some of our suppliers and third-party contractors are located in central Israel. In addition, all of our employees and officers and the majority of our directors are residents of Israel. Accordingly, political, geopolitical, economic and military conditions in Israel and the surrounding region may directly affect our business could harm our results of operations and could make it more difficult for us to raise capital.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon) ), which have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers within the State of Israel. These attacks resulted in extensive deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas. As a result, the Israeli military began to call-up reservists for active duty. None of our employees were called up for active duty; however, military service call-ups that lead to the absence of personnel for extended periods may materially and adversely affect our business, prospects, financial condition and results of operations. As of March 16, 2025, we had 24 full-time and 4 part-time employees, all of whom are located in Israel.

Subsequent to the commencement of the Israel-Hamas war, there have been hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In April 2024, Iran launched drone and missile attacks on military and civilian targets within Israel. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In January 2025, a temporary ceasefire agreement was reached between Hamas in Gaza and Israel, although in March 2025 hostilities resumed. We cannot predict if and to what extent any ceasefire agreements will remain in effect or will be upheld and military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

Since the war broke out on October 7, 2023, our operations have not been adversely affected in a material manner, and we have not experienced disruptions to operations. Our manufacturing operations and supply of APHEXDA take place outside of Israel and therefore, remain unaffected by the war against Hamas. However, prolonged and/or heightened conflict could adversely impact our business, financial condition and results of operations in the future.

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

The continuation of the war led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch).

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel and Israeli companies. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.  There is also a growing movement among countries, activists, and organizations to boycott Israeli goods and services or restrict business with Israel and Israeli companies. These restrictive laws and policies, along with any future rulings from international tribunals against Israel, may have an adverse impact on our operating results, financial condition or our business.

Finally, political conditions within Israel may affect our operations. Israel held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and ability to raise capital.

Due to a significant portion of our expenses and revenues being denominated in non-dollar currencies, our results of operations may be harmed by currency fluctuations.

Our reporting and functional currency is the U.S. dollar. However, we pay a significant portion of our expenses in NIS and in Euro, and we expect this to continue. If the dollar depreciates against the NIS or the Euro in the future, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Although we expect our revenues from future licensing arrangements to be denominated primarily in dollars, we are exposed to currency fluctuation risks relating to the recording of our revenues in currencies other than the U.S. dollar. For example, if the Euro appreciates against the dollar, our reported revenues in U.S. dollars may be lower than anticipated. From time to time, we engage in currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the dollar. These measures, however, may not adequately protect us from material adverse effects.

Before we in-licensed motixafortide, Biokine had received Israeli government grants for motixafortide research and development. Under our agreement with Biokine, we are required to abide with terms of these grants, which require us, in addition to payment of royalties, to satisfy specified conditions in order to transfer the manufacture of products and transfer technologies outside of Israel and to make additional payments in addition to repayment of the grants.

Before we in-licensed motixafortide, Biokine had received $2.7 million in funding for the project from the Israel Innovation Authority, or the IIA (formerly the Office of the Chief Scientist of Israel’s Ministry of Economy and Industry, or the OCS).  As a condition for the IIA’s consent to our in-licensing of motixafortide, we were required to agree to abide by any obligations resulting from such funding under the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 1984, and related regulations, as amended (the Research Law).  Under the Research Law and the terms of IIA grants, royalties on the revenues derived from sales of products (and associated services) developed with IIA funding are payable to the Israeli government, generally at the rate of 3% (and at an increased rate under certain circumstances, as described below). The obligation to make these royalty payments terminates upon repayment of the amount of grants, linked to the U.S. dollar, plus interest (in accordance with IIA regulations), which amount may be increased under certain circumstances, as described below.

Under the Research Law, the transfer or license to third parties outside of Israel of know-how or technologies developed under IIA-funded programs, or the transfer to third parties outside of Israel of manufacturing or rights to manufacture based on IIA-funded know-how, requires the consent of the IIA in certain circumstances, and may result in increased payments to the IIA. Specifically, for the transfer of manufacturing outside of Israel, royalty payments can be up to three times the amount of the IIA grants received, linked, plus interest, and the royalty repayment rate may increase. For the transfer of IIA-funded know-how outside of Israel, the payment may be up to six times the amount of the IIA grants, linked, plus interest. In connection with the IIA’s approval of the out-licensing transactions with Gloria and Ayrmid, the IIA determined that we are required to pay the IIA 3.9% on any sub-license consideration, up to six times the IIA grant, linked, plus interest. Additionally, in December 2024, we received IIA approval to transfer the manufacturing of motixafortide outside of Israel, which requires us to pay the IIA 4% of proceeds on any direct product sales, up to three times the IIA grant, linked plus interest. As of December 31, 2024, $1.1 million in aggregate royalties had been paid to the IIA on account of the motixafortide program and there was a contingent liability to the IIA (including interest) of $2.7 million (without taking into account the potential repayment requirement of up to six times the amount as detailed above). In any event, under our agreement with Biokine, we have a full right of offset for amounts payable to the IIA for the motixafortide program from any payments that we may owe to Biokine in the future.

Should we wish to further out-license motixafortide in the future, there is no assurance that we will be able to obtain the IIA’s consent on terms acceptable to us, or at all. Even following the full repayment of IIA grants, we must nevertheless continue to comply with the requirements of the Research Law. If we fail to comply with any of the conditions and restrictions imposed by the Research Law and regulations and guidelines thereunder, or by the specific terms of the IIA grants, we may be required to refund any IIA grants that Biokine previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges. In any event, under our agreement with Biokine, we have a full right of offset for amounts payable to the IIA for the motixafortide program from any payments that we may owe to Biokine in the future.

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

Further, our Articles of Association, as currently in effect, provide that our directors (other than external directors, if any) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting; rather, at least two annual meetings of shareholders will generally be required to effect a change in a majority of our board of directors.  Any amendment to the provision in our Articles of Association dividing our directors into three classes and certain related provisions requires a vote of the holders of at least 65% of the shares represented at the meeting and voting on the matter.

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

We are incorporated in Israel. All of our executive officers and the majority of our directors reside outside of the United States, and a significant portion of our assets and most of the assets of such executive officers and directors are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim against us or our non-U.S. officers and directors based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, pursuant to the Companies Law, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner toward the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval under the Companies Law, as well as a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder and a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company or has other powers toward the company, has a duty of fairness toward the company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4.  INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is BioLineRx Ltd. We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 2 HaMa’ayan Street, Modi’in 7177871, Israel, and our telephone number is +972 (8) 642-9100. Our wholly owned subsidiary, BioLineRx USA, Inc., was incorporated in Delaware on January 4, 2008, and is located at 77 Fourth Ave, Waltham, Massachusetts 02451.

We were founded in 2003 by leading institutions in the Israeli life sciences industry. We completed our initial public offering in Israel in February 2007 and our ordinary shares are traded on the TASE under the symbol “BLRX.” In July 2011, we listed our ADSs on Nasdaq and they are traded under the symbol “BLRX.”

In March 2017, we acquired Agalimmune a private U.K.-based company and intend to either transfer ownership of Agalimmune to a third party or liquidate it during 2025.

Our capital expenditures for the year ended December 31, 2024 were immaterial and were $0.3 million for each of the years ended December 31, 2022 and 2023. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment.

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

B. Business Overview

We are a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. Our first approved product, APHEXDA® (motixafortide), a novel peptide for the treatment of stem-cell mobilization and solid tumors, with an indication in the United States for stem cell mobilization for autologous transplantation in multiple myeloma, is being developed and commercialized by Ayrmid (globally, excluding Asia) and Gloria (in Asia). We are also advancing the development of motixafortide for patients with pancreatic cancer and other solid tumors.

Following the out-licensing of APHEXDA (motixafortide) to Ayrmid and Gloria, we have refocused our operations on development activities in Israel in the fields of oncology and rare diseases, at a significantly reduced annual cash burn rate.

We have retained the rights to develop motixafortide across all solid tumor indications, in all territories other than Asia, including in PDAC, for which an investigator-initiated Phase 2b trial, sponsored by Columbia University, and supported equally by us and Regeneron, is ongoing at a relatively minimal cost to us. We expect this program to continue to advance without any significant expense to us.

A key component of our strategy moving forward is to in-license additional assets in oncology and/or rare diseases that exhibit distinct advantages over currently available therapies or address unmet medical needs that we can advance through clinical development. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. We have substantial experience in scouting and assessing assets in transactions with back-ended, success-based consideration, which can be acquired or licensed for a modest upfront payment, and with relatively modest and affordable clinical development programs. We are actively working on this initiative and are being presented with many promising opportunities that meet these criteria.

Our longer-term vision is to develop innovative assets with significant potential value whose development costs have been offset by the royalties and milestones from our existing motixafortide partnerships. We aim to continue pursuing new partnerships on these programs to create additional value for our shareholders.

With headquarters and development operations in Israel, we are driving innovative therapeutics with end-to-end expertise in development, ensuring life-changing discoveries move beyond the bench to the bedside.

We use “APHEXDA” when referring to our FDA approved drug and “motixafortide” when referring to our development of APHEXDA for additional indications.

Recent Developments

Out Licensing of Motixafortide in All Territories Except Asia

On November 20, 2024, we entered into a license agreement, or the Ayrmid License Agreement, with Ayrmid Pharma Ltd., or Ayrmid, pursuant to which we granted to Ayrmid an exclusive, transferable, royalty-bearing, sublicensable license with respect to the intellectual property rights and know-how associated with motixafortide, in order to commercialize motixafortide across all indications, except solid tumor indications, in all territories other than Asia, or collectively, the Ayrmid Territory.

Pursuant to the terms of the Ayrmid License Agreement, Ayrmid paid a non-refundable $10 million upfront payment and we are entitled to up to $87 million of certain commercial and sales milestones based on defined sales targets of motixafortide in the Ayrmid Territory. Additionally, we are eligible to receive tiered double-digit royalties (ranging from 18-23%) on aggregate net sales of motixafortide on a country-by-country basis until the longer of (i) fifteen years from the date of the first sale of motixafortide by Ayrmid in such country, (ii) the last to expire of any licensed patents with respect to motixafortide in such country, (iii) the expiration of regulatory exclusivity in such country and (iv) the expiration of motixafortide’s orphan drug status, if any, in such country, it being noted that such royalties may be subject to reduction in certain specific circumstances.

In connection with the Ayrmid License Agreement, we and Ayrmid also entered into a manufacturing and supply agreement, or the Supply Agreement, according to which we will supply motixafortide to Ayrmid during the term of the Ayrmid License Agreement, on a cost-plus basis, for both commercial and development supply. Furthermore, the Supply Agreement provides Ayrmid with “step-in rights” with respect to the manufacture and supply of motixafortide upon the occurrence of certain trigger events. In addition, we and Ayrmid entered into a transition services agreement pursuant to which we agreed to provide Ayrmid with certain services related to the development and commercialization of motixafortide within the Ayrmid Territory during a defined transition period, on a cost basis.

The Ayrmid License Agreement will continue on a country-by-country basis in the Ayrmid Territory until the expiration of the royalty term or earlier termination thereof. The Ayrmid License Agreement may also be terminated by either party in the case of a material breach or bankruptcy. Further, if our license agreement with Biokine Therapeutics Ltd., or the Upstream License, is terminated in whole or in part, the Ayrmid License Agreement will immediately terminate. In such event, Ayrmid will have the right to enter into a direct license agreement with the licensor of such Upstream License on substantially similar terms.

Following the Ayrmid License Agreement, we shut down our commercial operations in the United States and undertook certain cost-cutting and workforce reduction measures. As a result, we have significantly reduced our expenditures and as of the date of this Annual Report on Form 20-F have 24 full-time employees and 4 part-time employees.

January 2025 Registered Direct Offering

On January 7, 2025, we sold to certain investors, in a registered direct offering, 858,304 ADSs and pre-funded warrants to purchase 391,697 ADSs. Each ADS and pre-funded warrant were sold together with ordinary warrants to purchase up to an aggregate of 1,250,000 ADSs. The purchase price was $8.00 per ADS and accompanying ordinary warrant and $7.996 per pre-funded warrant and accompanying ordinary warrant. The pre-funded warrants are exercisable at an exercise price of $0.004 per ADS, subject to adjustment as set forth therein, and will not expire until exercised in full. The ordinary warrants have an exercise price of $8.00 per ADS, subject to adjustment as set forth therein, and have a 5-year term from the issuance date. We also issued placement agent warrants to purchase 62,500 ADSs at an exercise price of $10.00 per ADS. Aggregate gross proceeds from the offering (without taking into account any proceeds from any future exercises of pre-funded warrants or ordinary warrants) were $10.0 million.

Amendment to Loan Agreement

In November 2024, in connection with the Ayrmid License Agreement, we entered into the Loan Amendment to the Loan Agreement that we previously entered into in September 2022 with BlackRock, pursuant to which, (i) we agreed to make aggregate payments of $16.5 million, as partial repayment of the loan to BlackRock and in lieu of future revenue-based payments, which will be fully cancelled, (ii) effective December 1, 2024, we agreed to pay the remaining amounts outstanding under the loan (in principal and interest) over a three year period ending December 1, 2027, and (iii) our minimum cash balance requirement under the Loan Agreement has been reduced to $4 million. All other terms of the Loan Agreement remain the same. In addition, pursuant to the Amendment, 10% of any future milestone payments received by us from the out-licensing agreements through December 1, 2027 will be used to repay the outstanding loan principal, and the repayments in (ii) above will be adjusted accordingly. All other terms of the Loan Agreement remain the same.

November 2024 Registered Direct Offering

On November 21, 2024, we sold to certain funds associated with Highbridge Capital Management LLC, or Highbridge, in a registered direct offering, 103,038 ADSs and pre-funded warrants to purchase 308,749 ADSs. Each ADS and pre-funded warrant were sold together with ordinary warrants to purchase up to an aggregate of 205,894 ADSs. The purchase price was $21.856 per ADS and accompanying ordinary warrant and $21.852 per pre-funded warrant and accompanying ordinary warrant. The pre-funded warrants are immediately exercisable at an exercise price of $0.004 per ADS, subject to adjustment as set forth therein, and will not expire until exercised in full. The ordinary warrants have an exercise price of $23.60 per ADS, subject to adjustment as set forth therein, are immediately exercisable, and have a 4-year term from the issuance date. Aggregate gross proceeds from the offering (without taking into account any proceeds from any future exercises of pre-funded warrants or ordinary warrants) were $9.0 million.

April 2024 Registered Direct Offering

On April 1, 2024, we sold to certain investors, in a registered direct offering, 187,500 of our ADSs and warrants to purchase up to an aggregate of 187,500 ADSs at a combined purchase price of $32.00 per ADS and accompanying warrant. The warrants have a 5-year term from the issuance date. The exercise price of each warrant is $32.00 per ADS, subject to adjustment as set forth therein. Aggregate gross proceeds from the offering (without taking into account any proceeds from any future exercises of warrants) were $6.0 million.

Out Licensing of Motixafortide in Asia

On August 27, 2023, we entered into a License Agreement, or the Gloria License Agreement, with Hong Seng Technology Limited, or HST, and Gloria, and/or with HST, the Gloria Licensee, pursuant to which we granted HST an exclusive, royalty-bearing, sublicensable license with respect to the intellectual property rights and know-how associated with motixafortide in order to develop and commercialize motixafortide in Asia (other than Israel and certain other countries), or the Gloria Territory, and to engage and authorize Gloria to perform services under the Gloria License Agreement in the Territory.

Pursuant to the terms of the Gloria License Agreement, the Gloria Licensee made a $15 million upfront payment in October 2023, upon the closing of the transaction. We are entitled to up to $49 million based on the achievement of certain development and regulatory milestones in China and Japan, and up to $197 million in sales milestones based on defined sales targets of motixafortide in the Gloria Territory. Additionally, we are eligible to receive tiered, double-digit royalties (ranging from 10-20%), on aggregate net sales of motixafortide in the Gloria Territory payable on a country-by-country basis until the longer of (i) fifteen years from the date of the first sale of motixafortide by Licensee, (ii) the last to expire valid claim of any licensed patents with respect to motixafortide in such country and (iii) the expiration of motixafortide’s orphan drug status in such country. The royalties payable by Gloria Licensee to us are to be reduced by 50% following the end of the initial royalty term and are also to be reduced upon the occurrence of certain events, including, on a country-by-country basis, the entry of a generic product in such country.

The Gloria License Agreement includes various development obligations for the Gloria Licensee pursuant to an agreed-upon development plan, including the execution of a registrational study in stem-cell mobilization and the execution of a randomized Phase 2b study in first-line pancreatic adenocarcinoma.

Under the Gloria License Agreement, Gloria is late in the payment of $2.4 million to us for the achievement of a specific milestone under the Gloria License Agreement and for certain product supply, which was due during 2024. In addition, the planned studies of motixafortide in China under the Gloria License Agreement are currently not advancing according to schedule and it is unclear when such studies will be initiated, if at all. There can be no assurance that Gloria will meet its payment obligations or any other obligations under the Gloria License Agreement.

Expanding our Product Portfolio

Following entry into the Gloria License Agreement and the Ayrmid License Agreement as well as the shutdown of our U.S. commercial operations, we have refocused our operations on development activities in Israel in the fields of oncology and rare diseases, at a significantly reduced annual cash burn rate.

We are continuing to advance the development of motixafortide for patients with pancreatic cancer and other solid tumors.

In addition, as part of our growth strategy, we are actively pursuing in-licensing opportunities to expand and diversify our product pipeline. We are specifically targeting innovative therapeutic candidates that complement our existing portfolio and align with our core expertise in oncology and rare disease. Our business development team is evaluating potential assets across various stages of development, from preclinical to late-stage clinical programs. We maintain a disciplined approach to asset acquisition, focusing on opportunities that offer significant market potential, address unmet medical needs, and can leverage our established development and commercialization capabilities. Through these strategic in-licensing efforts, we aim to enhance shareholder value while advancing our mission of bringing novel therapies to patients in need. See also “Item 4.B. Information on the Company — In-Licensing Agreements.”

Our Product Pipeline

The table below summarizes key information about our products and our clinical programs:

Motixafortide

Motixafortide is a novel, short peptide that functions as a high-affinity antagonist of CXCR4, used in the treatment of stem cell mobilization and solid tumors. CXCR4 is expressed by normal hematopoietic cells and overexpressed in various human cancers where its expression correlates with disease severity. CXCR4 is a chemokine receptor that mediates the homing and retention of hematopoietic stem cells, or HSCs, in the bone marrow, and also mediates tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and survival. Before “motixafortide” was approved by the World Health Organization, or WHO, in 2019 as an International Nonproprietary Name, this therapeutic candidate was known as “BL-8040”. In October 2021, we received WHO approval of the United States Adopted Name, or USAN, “motixafortide”. The FDA-approved trade or brand name of motixafortide is APHEXDA.

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

The FDA approval of APHEXDA was based on results from the 2-part, Phase 3 GENESIS trial, a randomized, double-blind, placebo-controlled study evaluating the safety and efficacy of APHEXDA plus G-CSF compared to placebo plus G-CSF, for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients. Top-line results announced in May 2021 showed highly statistically significant evidence across all primary and secondary endpoints favoring motixafortide in combination with G-CSF (p<0.0001). In addition, the combination was found to be safe and well tolerated.

During 2023, we completed the build-out of the infrastructure for commercial operations in the U.S. designed to support the commercialization of APHEXDA and launched the product in the U.S.  In November 2024, we entered into the Ayrmid License Agreement with Ayrmid, pursuant to which we granted to Ayrmid an exclusive, transferable, royalty-bearing, sublicensable license with respect to the intellectual property rights and know-how associated with motixafortide, in order to commercialize motixafortide across all indications, except solid tumor indications, in all territories other than Asia. For additional information concerning the Ayrmid License Agreement, see “Item 4.B. Information on the Company — Business Overview — Recent Developments — Out Licensing of Motixafortide in All Territories Except Asia.”

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

In 2021, approximately 40,000 autologous transplants were conducted in the U.S. and EU. It is estimated that approximately two-thirds, i.e., 60-70% of patients undergoing autologous transplantation in the U.S. receive plerixafor on top of G-CSF.  Based on our internal assessment, we estimate the value of the U.S. stem cell mobilization market at approximately $300 million in 2023.

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

In August 2020, we announced a decision to perform an interim analysis on approximately 65% of the original study sample size, primarily based on a significantly lower-than-anticipated patient-dropout rate in the study. In October 2020, we announced positive results from the interim analysis. Based on the statistically significant evidence favoring treatment with motixafortide, the study’s independent DMC issued a recommendation to us that patient enrollment may be ceased immediately, without the need to recruit all 177 patients originally planned for the study. In accordance with the DMC’s recommendation, study enrollment was completed at 122 patients. In May 2021, we announced positive top-line results from the Phase 3 trial. Based on an analysis of data on all 122 enrolled patients (the intent to treat population) we found highly statistically significant evidence across all primary and secondary endpoints favoring motixafortide in addition to G-CSF, as compared to placebo plus G-CSF (p<0.0001). The addition of motixafortide to G-CSF also allowed 88.3% of patients to undergo transplantation after only one apheresis session, compared to 10.8% in the G-CSF arm – an 8.2-fold increase. The combination was also found to be generally well tolerated with a favorable safety profile. In GENESIS, safety was evaluated in 92 patients with multiple myeloma who received motixafortide 1.25 mg/kg subcutaneously plus G-CSF, and 42 patients who received placebo plus G-CSF. Serious adverse reactions occurred in 5.4% of patients receiving motixafortide plus G-CSF. These reactions included vomiting, injection site reaction, hypersensitivity reaction, injection site cellulitis, hypokalemia and hypoxia. The most common adverse reactions occurring in GENESIS (incidence >20%) were injection site reactions (pain, erythema and pruritus), pruritus, flushing, and back pain. We continue to follow-up on the GENESIS study patients for relapse-free and overall survival, according to the statistical analysis plan agreed upon with the FDA.

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

In November 2023, we initiated pivotal bridging study preparation activities with Gloria, our Asia partner, to support potential approval and commercialization of motixafortide in stem-cell mobilization in China. In February 2024, an IND was filed with the Center for Drug Evaluation of the National Medical Products Administration, which was approved in May 2024. The study in China was originally planned to commence in the first half of 2025, with data approximately 18 months later. Gloria is not currently advancing this study according to schedule and it is unclear when such study will be initiated, if at all. There can be no assurance that Gloria will meet its obligations under the Gloria License Agreement. See “Item 4.B. Information on the Company — Business Overview—Our Product Pipeline—Out licensing of Motixafortide in Asia”.

Sickle Cell Disease

Sickle cell disease, or SCD, is one of the most common genetic diseases globally, affecting millions of people throughout the world and disproportionately impacting persons of color. It is estimated that 5% of the world’s population carries trait genes for hemoglobin disorders (including SCD) and in the U.S. it is estimated that 100,000 Americans are affected by SCD. SCD arises from mutations in the hemoglobin gene, ultimately leading to the production of abnormally shaped (sickle) red blood cells that tend to stick within blood vessels causing their occlusion. The clinical manifestations of SCD include anemia and blood vessel occlusion which can lead to both acute and chronic pain, as well as tissue ischemia across multiple organ systems (e.g., stroke, heart attack, respiratory failure), ultimately compromising end organ function. The cumulative impact of these complications significantly impacts morbidity and mortality for patients with SCD.

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

In March 2023, we entered into a clinical collaboration with Washington University School of Medicine in St. Louis to advance a Phase 1 clinical trial in which motixafortide will be evaluated as a monotherapy and in combination with natalizumab (VLA-4 inhibitor), as novel regimens to mobilize CD34+ hematopoietic stem cells (HSC) for gene therapies in Sickle Cell Disease. The proof-of-concept investigator-initiated study plans to enroll five adults with a diagnosis of SCD who are receiving automated red blood cell exchanges via apheresis. The trial’s primary objective is to assess the safety and tolerability of motixafortide alone and in combination with natalizumab in SCD patients, defined by dose-limiting toxicities. Secondary objectives include determining the number of CD34+ hematopoietic stem and progenitor cells (HSPCs) mobilized via leukapheresis; and determining the pharmacokinetics of CD34+ HSPCs mobilization to peripheral blood in response to motixafortide alone and motixafortide plus natalizumab in SCD patients. As anticipated, the study began enrolling in 2023, with first patient dosed in December 2023, and is ongoing. Initial data from this study was presented at an oral presentation at the 66th American Society of Hematology (ASH) Annual Meeting. Five patients completed mobilization and apheresis with motixafortide alone, and four of five with motixafortide in combination with natalizumab. Motixafortide alone, and in combination with natalizumab, were found to be safe and well-tolerated in the trial.  Common adverse events were transient and included Grade 1-2 injection site (pruritis, tingling/pain) and systemic reactions (pruritis, hives). No grade 4 adverse events or vaso-occlusive events occurred. Motixafortide alone, and in combination with natalizumab, resulted in robust CD34+ HSC mobilization to peripheral blood. Motixafortide alone mobilized a median of 198 CD34+ cells/μl (range 77-690) to PB with median 3.49x106 CD34+ cells/kg as part of a single blood volume collection, projecting the collection of 13.9x106 HSCs in a normal, single-day four-blood-volume apheresis collection session. Motixafortide in combination with natalizumab mobilized a median of 231 CD34+ cells/μl (range 117-408), with median 4.64x106 CD34+ cells/kg collected as part of a single blood volume collection, projecting the collection of 18.6x106 CD34+ HSCs in a single day four blood volume apheresis collection session. Following the out-licensing of motixafortide to Ayrmid, the study is being continued under the Ayrmid License Agreement.

In May 2024, we announced that we entered into a multi-center Phase 1 clinical trial sponsored by St. Jude Children’s Research Hospital, Inc. to evaluate motixafortide for the mobilization of CD34+ hematopoietic stem cells (HSCs) used in the development of gene therapies for patients with SCD.  Investigators in the trial from St. Jude Children’s Research Hospital, Inc. and two other clinical sites have extensive SCD gene therapy clinical development experience and are recognized leaders in the field. Following the out-licensing of motixafortide to Ayrmid, the study is being continued under the Ayrmid License Agreement. The first patient in the study was dosed in February 2025.

Pancreatic Cancer

Novel, emerging therapeutic approaches for targeting solid tumors in oncology are being developed and tested. Combinational therapies of immune checkpoint inhibitors with immuno-oncology supporting agents, with or without chemotherapy, are among the most promising experimental treatments for solid malignancies.

Pancreatic cancer has a low rate of early diagnosis, a high mortality rate and a poor five-year survival prognosis. Symptoms are usually non-specific and as a result, pancreatic cancer is often not diagnosed until it reaches an advanced stage. Once the disease has metastasized, or spread to other organs, it becomes especially hard to treat. In the United States in 2024, an estimated 67,000 adults will be diagnosed with the disease, which accounts for approximately 3% of all cancers in the U.S. and about 8% of all cancer deaths.  Worldwide, an estimated 495,000 people were diagnosed with the disease in 2020.  In the U.S., if the cancer is detected at an early stage when surgical removal of the tumor is possible, the 5-year relative survival rate is 44%. About 12% of people are initially diagnosed at this stage. If the cancer has spread to surrounding tissues or organs, the 5-year relative survival rate is 15%.  For the 52% of patients who are initially diagnosed with metastatic cancer, the 5-year relative survival rate is 3%. In particular, hepatic (liver) metastases are a critical risk factor driving poor prognoses for patients with metastatic pancreatic adenocarcinoma, or PDAC.

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

In July 2018, we announced the expansion of the COMBAT/KEYNOTE-202 study under the collaboration to include a triple combination arm investigating the safety, tolerability and efficacy of motixafortide, KEYTRUDA® and chemotherapy. We initiated this arm of the trial in December 2018. In December 2019, we announced that preliminary data from the study indicated that the triple combination therapy showed a high level of disease control, including seven partial responders and 10 patients with stable disease out of 22 evaluable patients. In February 2020, we completed the recruiting of a total of 43 patients for the study and in December 2020, we announced the final results of the study. The results of the study showed substantial improvement as compared to comparable historical results of other pancreatic cancer studies across all study endpoints. Of the 38 evaluable patients, median overall survival was 6.5 months, median progression free survival was 4.0 months, confirmed overall response rate was 13.2%, overall response rate was 21.2% and disease control rate was 63.2%. The combination was generally well tolerated, with a safety profile consistent with the individual safety profile of each component alone; adverse event and severe adverse event profiles were as expected with chemotherapy-based treatment regimens.

In October 2020, we announced that motixafortide will be tested in combination with the anti-PD-1 cemiplimab (LIBTAYO®) and standard-of-care chemotherapy (gemcitabine and nab-paclitaxel) in first-line PDAC. This investigator-initiated Phase 2, single-arm study (CheMo4METPANC), led by Columbia University and supported equally by BioLineRx and Regeneron, initially enrolled 11 PDAC patients in a pilot phase. In September 2023, we reported data from the pilot phase of the study. As of July 2023, of those 11 patients, seven patients (64%) experienced a partial response (PR), of which six (55%) are now confirmed PRs, with one patient experiencing resolution of the hepatic (liver) metastatic lesion. Three patients (27%) experienced stable disease, resulting in a disease control rate of 91%. These findings compare favorably to historic partial response and disease control rates of 23% and 48%, respectively, reported with the chemotherapy combination of gemcitabine and nab-paclitaxel. Additionally, analysis of paired pre- and on-treatment biopsy samples demonstrated an increase in CD8+ T-cell density in tumors from all 11 patients treated (P = 0.007).

Based on the preliminary data from this pilot phase, the planned single-arm study was amended to a significantly larger, randomized multi-center study, with a new planned total of 108 patients. The amended Phase 2b study is evaluating the combination of motixafortide, PD-1 inhibitor cemiplimab, and standard of care chemotherapies gemcitabine and nab-paclitaxel, versus gemcitabine and nab-paclitaxel alone. The trial's primary endpoint is progression free survival, and a pre-specified interim futility analysis will be conducted when 40% of progression free survival events are observed, which is expected in 2026. Secondary objectives include safety, response rate, disease control rate, duration of clinical benefit and overall survival. In February 2024, the first patient was dosed, with full enrollment projected for 2027.

We have also been advancing plans in collaboration with Gloria, our Asia partner, for a Phase 2b randomized study assessing motixafortide in combination with the PD-1 inhibitor zimberelimab and standard-of-care chemotherapy as first-line treatment in patients with metastatic pancreatic cancer. IND submission and protocol finalization was planned for the first half of 2025, with study initiation expected during 2025. However, Gloria is not currently advancing this study according to schedule and it is unclear when such study will be initiated, if at all. There can be no assurance that Gloria will meet its obligations under the Gloria License Agreement. See “Item 4.B. Information on the Company — Business Overview—Our Product Pipeline—Out licensing of Motixafortide in Asia”.

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

Orphan Drug Designations

Motixafortide has been granted three Orphan Drug Designations by the FDA: for use to mobilize HSCs from the bone marrow to peripheral blood for collection in autologous or allogeneic transplantation (granted in July 2012); for the treatment of AML (granted in September 2013); and for the treatment of pancreatic cancer (granted in February 2019). Orphan Drug Designation is granted to therapeutics intended to treat rare diseases or conditions that affect not more than 200,000 people in the United States (or diseases or conditions that affect more than 200,000 people but where there is no reasonable expectation that the product development cost will be recovered from product sales in the United States). If an Orphan Drug-Designated product subsequently receives FDA approval for the disease or condition for which it was designated, the product is entitled to a seven-year marketing exclusivity period, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances (such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues), for seven years. In addition, Orphan Drug Designation enables sponsors to apply for certain federal grants and tax credits for clinical trials and provides an exemption from the Prescription Drug User Fee so long, as the sponsor’s annual revenue is below $50,000,000.

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

Before we in-licensed motixafortide, Biokine had received funding for the project from the IIA, and as a condition to IIA giving its consent to our in-licensing of motixafortide, we were required to agree to abide by any obligations resulting from such funding. However, we have the right to offset the full amount of any royalty payments payable to the IIA from any payments otherwise due to Biokine as sublicensing royalties as described above.

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

On June 16, 2024, Biokine filed a complaint with the District Court of Jerusalem against us. The complaint alleges breach of contract and a purported failure to make certain payments to Biokine under our in-licensing agreement with Biokine for motixafortide. The lawsuit seeks compensatory damages in the amount of approximately $6.5 million and a declaratory judgment in favor of Biokine. On November 20, 2024, we and Biokine entered into an agreement to refer the dispute to arbitration. See “Item 8. Financial Information — Biokine Claim.”

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

AGI-134

In March 2017, we acquired substantially all of the outstanding shares of Agalimmune and entered into a development agreement with Agalimmune and its selling shareholders, or the Agalimmune Development Agreement. The compound is a synthetic alpha-gal immunotherapy in development for solid tumors. AGI-134 harnesses the body’s pre-existing, highly abundant, anti-alpha-gal, or anti-Gal, antibodies to induce a systemic, specific anti-tumor response to the patient’s own tumor neo-antigens. This response is designed to not only kill the tumor cells at the site of injection, but also to bring about a durable, follow-on, anti-metastatic immune response. In December 2023, we determined to terminate development of AGI-134 and provided notice of our intent to terminate the Agalimmune Development Agreement effective March 15, 2024.

The Agalimmune Development Agreement provides the selling shareholders with a reversionary option, in the event of certain triggering events, including termination by us, that permits the selling shareholders to re-acquire our equity interests in Agalimmune for nominal consideration. The reversionary option was not exercised and we intend to either transfer ownership of Agalimmune to a third party, or to liquidate it during 2025.

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

Patents

As of March 16, 2025, we owned or exclusively licensed for use within our field of business 20 patent families that collectively contain 70 granted patents, 6 allowed patent applications and 73 pending patent applications relating to the two candidates listed below. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our three therapeutic candidates are described below and include both issued patents and pending patent applications we exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

•
The motixafortide drug product composition of matter and methods of manufacturing thereof are covered by a granted U.S. patent and patent applications pending in the USA (two applications received notice of allowance). Israel, Europe, Japan, Canada, Australia, China, India, Mexico, Brazil, Hong-Kong and Korea. The patents, if granted, will expire in December 2041, not including any applicable patent term extension, which may add an additional term of up to five years for the U.S. patents. We also have an exclusive license to a patent family that covers motixafortide combined with a PD1 antagonist for the treatment of cancer. Patents of this family have been granted in the U.S., Israel, Australia, China, India, Mexico and Hong Kong; and member patent applications are pending in Australia, Hong Kong, Europe, China, Canada, India, Israel and Brazil. The granted U.S. patent and patents to issue in the future based on pending patent applications in this family will expire in 2036, not including any applicable patent term extension. In addition, we have an exclusive license to nineteen other patent families pending or granted worldwide directed to methods of synthesis of motixafortide and methods of use of motixafortide either alone or in combination with other drugs for the treatment of certain types of cancer and other indications. Furthermore, we have Orphan Drug status for AML, pancreatic cancer and stem cell mobilization, as well as data exclusivity protection afforded to motixafortide as an NCE.

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

Trademarks

We also rely on protection available under trademark laws. As of March 16, 2025, we have registered textual trademarks for “APHEXDA” in Israel, Australia, Brazil, Canada, China, EU, UK, Japan, Republic of Korea and the USA, as well as registered logo marks for “APHEXDA” in Israel, Australia, Brazil, China, EU, UK, Japan, Republic of Korea and the USA. We also have the same pending logo trademark in Canada. We further have registered textual trademarks for “BioLineRx” in the USA and registered logo marks for “BioLineRx” in Israel and the USA. We also claim common law protections for other marks we use in our business. Competitors and other companies could adopt similar marks or try to prevent us from using our marks, consequently impeding our ability to build brand identity and possibly leading to customer confusion.

Manufacturing

We rely on contract manufacturers to produce motixafortide for clinical trials and commercial sales. We have contracted with third-party manufacturers for the manufacture of the API for motixafortide, the supply of finished product for both commercial use and our clinical programs, and for labeling and packaging. In addition, under the Gloria License Agreement, the Gloria Licensee may in the future serve as an additional source for the manufacture of the API for motixafortide. To the extent possible and commercially practicable, we plan to develop back-up strategies for raw materials, manufacturing and testing services for our commercial products. Given the long lead times and cost of establishing additional commercial manufacturing sites, we expect that we will rely on single contract manufacturers to produce motixafortide for the foreseeable future. Our manufacturing partners have a limited number of facilities in which our therapeutic candidates can be produced.

In connection with the Ayrmid License Agreement, we and Ayrmid also entered into the Supply Agreement, according to which we will supply motixafortide to Ayrmid during the term of the Ayrmid License Agreement, on a cost-plus basis, for both commercial and development supply. Furthermore, the Supply Agreement provides Ayrmid with “step-in rights” with respect to the manufacture and supply of motixafortide upon the occurrence of certain trigger events.

Our laboratories are located in our headquarters in Modi’in, Israel, and are in part compliant with FDA regulations setting forth current good laboratory practices, or GLP. While our bioanalytical laboratory complies with these regulations, the chemistry and formulation laboratories, as well as the analytical laboratories, are limited in manufacturing scale and resources and therefore are intended to support our projects for research and development activities only. These laboratories are not compliant with current good manufacturing practices, or cGMP. Hence, we cannot independently manufacture drug substances or drug products for our current clinical trials or for commercial distribution.

Our current and any future third-party manufacturers, their facilities and all lots of drug substance and drug products used in our clinical trials and commercial sales are required to be in compliance with cGMP. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. The manufacturing facilities for our products must meet cGMP requirements and FDA satisfaction before any product is approved and we can manufacture commercial products. Our current and any future third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

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

Motixafortide

Stem cell mobilization

Motixafortide competes directly with Mozobil® (plerixafor), which is marketed by Sanofi Genzyme as a stem cell mobilizer for autologous stem cell transplantation. During the third quarter of 2023, Mozobil’s last to expire patent expired. As a result, several companies have launched generic formulations of plerixafor at a substantially reduced price to Mozobil including Dr. Reddy’s Laboratories Ltd, Teva Pharmaceuticals USA Inc, Zydus Pharmaceuticals USA Inc, MSN Laboratories Private Ltd, Eugia Pharma Specialities Ltd, Amneal EU Ltd, Gland Pharma Ltd. and Meitheal Pharmaceuticals Inc.

The competitive development pipeline in stem cell mobilization is currently very scarce, but we are aware of GPCR Therapeutic’s burixafor +propranolol combination under clinical investigation for stem cell mobilization in multiple myeloma, which may compete with motixafortide in the future.

CXCR4 landscape

A new CXCR4 inhibitor entered the market, X4 Pharmaceuticals' mavorixafor was approved by the FDA and EMA in 2024 and is commercialized as XOLREMDI for WHIM syndrome. Further, we are aware of other CXCR4 inhibitors in various stages of development including further development of mavorixafor for chronic neutropenia, burixafor developed by GPCR Therapeutics for stem cell mobilization in multiple myeloma, AD-214 developed by AdAlta for idiopathic pulmonary fibrosis (IPF), and Balixafortide previously developed by Spexis AG for the treatment of PDAC and TNBC. In addition, PentixaPharm is developing a radiotherapeutic targeting CXCR4-expressing cells for various cancer indications.

Pancreatic cancer

Immuno-oncology is an area of great interest in the pharmaceutical market, specifically, immuno-oncology combination therapies. Currently there are thousands of immuno-oncology combination treatments being tested in clinical trials that aim to transform scientific innovation into practice-changing cancer drugs.

In the field of pancreatic cancer, motixafortide competes indirectly with the few currently approved treatments for PDAC. Motixafortide is believed to modulate the effector/suppressor cell ratio toward a proinflammatory profile, which may act synergistically with checkpoint inhibitor agents to enhance the anti-tumor activity of infiltrated T cells. In the first line setting, Gemcitabine in combination with Abraxane® or FOLFIRINOX regimen are the current standard of care. In February 2024, Ipsen’s Onivyde® obtained approval in first line PDAC in the NALIRIFOX regimen based on phase III NAPOLI -3.

Oncologists have limited options of existing therapies for second-line metastatic patients. The only FDA-approved second-line treatment is Onivyde® in combination with 5FU and LV for gemcitabine-treated patients.

In addition to chemotherapy, Merck’s KEYTRUDA® was approved for MSI-H cancers (approximately 1% of all cases) and Lynparza® is approved for maintenance of BRCA mutated metastatic pancreatic cancer (approximately 7% of all cases), while in April 2024, ENHERTU® received accelerated approval for HER2+ solid tumors (approximately 2-6% of PDAC) following prior systemic treatment.

We are aware of late clinical stage development in metastatic PDAC by other companies, including daraxonrasib by Revolution Medicines for RAS-mutant PDAC, quemliclustat from Arcus Biosciences, nadunolimab from Cantargia.

In the last several years we have seen a number of late-stage clinical failures of compounds for advanced PDAC, most notably Fibrogen’s pamrevlumab, in the last year. Most of these failed trials have been based on a single promising endpoint. Despite a busy early-stage clinical pipeline, there are only a few phase III and approved assets, demonstrating a high attrition rate in PDAC.

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

Marketing Applications (NDAs and BLAs)

After successful completion of the required clinical testing, an NDA, or in the case of certain biological products, a BLA, is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before product marketing may begin in the United States. The NDA/BLA must include the preclinical and clinical testing results and a compilation of detailed information relating to the product’s pharmacology, toxicology, chemistry, manufacture and manufacturing controls. The cost of preparing and submitting an NDA may be substantial. Under U.S. federal law, the submission of NDAs is generally subject to substantial application user fees, and the manufacturer and/or sponsor under an NDA approved by the FDA is also subject to annual product and establishment user fees. These fees are typically increased annually.

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

European Union/European Economic Area

Clinical Trials

Within the European Union (EU) and the European Economic Area (EEA), which is composed of the 27 member states of the EU plus Norway, Iceland and Liechtenstein, the authorization of clinical trials occurs at member state level. The European Medicines Agency, or EMA, plays a key role in ensuring that GCP standards are applied across the European Economic Area, or EEA, in cooperation with the member states. It also manages a database of clinical trials carried out in the EU.

Clinical trials in the EU are regulated under Regulation (EU) 536/2014 (CTR), as amended on April 5, 2022. As opposed to the previous Directive 2001/20/EC (CTD), which as an EU directive was not directly applicable in the member states, the CTR has immediate effect for the whole EU and did not have to be transposed into national law. While national laws implementing the CTD varied to a great extent, the CTR provides for a significant further harmonization of the law governing clinical trials in the EU. After significant delay, the CTR became applicable on January 31, 2022. The CTR now harmonizes the assessment and supervision processes for clinical trials throughout the EU via the Clinical Trials Information System (CTIS), which includes a centralized EU portal and database for clinical trials. From 31 January 2023 onwards, clinical trial sponsors need to apply to start a clinical trial via CTIS. From 31 January 2025, any trials previously approved under the CTD that continue to run after such date will need to comply with CTR and their sponsors must have recorded the required information on such trials in CTIS. The CTR provides inter alia:

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

The authorization of a clinical trial (Phase 1-3) in an EU member state requires the submission of a clinical trial application (CTA) via the EU Portal, CTIS. The application will be reviewed by the competent authorities of the member states where the trial is supposed to take place. The application and approval process is conducted by the member states under the cooperation system set forth in the CTR. Particularities under member states’ national law still apply to some extent. In general, the CTA should include, among other documents, the study protocol, results of the nonclinical studies and manufacturing information and analytical results. Also, the sponsor has to suggest one of the concerned member states as reporting member state. The CTR aims at speeding up the validation and review of clinical trial applications and therefore provides strict deadlines.

Marketing Authorization Procedures

A medicinal product may only be placed on the market in the EEA if it has obtained a marketing authorization according to the applicable EU and/or member state law. A marketing authorization may either be granted in a national procedure, or in a coordinated procedure of several member states pursuant to Directive 2001/83/EC, as amended on January 1, 2025, or under the centralized EU procedure in accordance with Regulation (EC) No. 726/2004, as amended on January 28, 2022. Depending on the nature of the medicinal product, several different legal frameworks of the EU and the member states may be relevant for the market clearance.

Centralized Procedure (CP)

The Centralized Procedure according to Regulation 726/2004/EC (as amended on January 28, 2022) allows a marketing authorization holder to market the medicine and make it available to patients and healthcare professionals throughout the entire EEA on the basis of a single marketing authorization, granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the EMA. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products.

Certain medicinal products (e.g., products derived from biotechnology, advanced-therapy medicinal products, orphan medicinal products and medicinal products for human use, which contain an active substance authorized in the European Union after May 20, 2004 and which are intended for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune diseases and other immune dysfunctions or viral diseases) must be authorized centrally. The centralized authorization procedure is optional for other medicinal products if they contain a new active substance which on May 20, 2002 was not authorized in the European Union, or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients in the European Union. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application or within 150 days by means of an accelerated procedure (excluding clock stops); the review period can be extended. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the decision granting a marketing authorization. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. A refusal of a centralized marketing authorization constitutes a prohibition on placing the given medicinal product on the market in the EU.

The EMA’s Committee for Advanced Therapies (CAT) is responsible for assessing the quality, safety and efficacy of advanced therapy medicinal products (ATMP). ATMP include gene therapy medicinal products, somatic cell therapy medicinal products and tissue engineered medicinal products. The main responsibility of the CAT is to prepare a draft opinion on an application for marketing authorization for an ATMP candidate that is submitted to the EMA. The EMA’s Committee for Medicinal Products for Human Use (CHMP) then provides a final opinion regarding the application for marketing authorization. The European Commission grants or refuses marketing authorization after the CHMP has delivered its opinion. ATMP are further regulated under Regulation (EC) No 1394/2007 on advanced therapy medicinal products, as amended on July 26, 2024 and Directive 2001/83/EC on medicinal products for human use, as amended on January 1, 2025.

National Authorization Procedure

A National Authorization Procedure is used when applying for a marketing authorization in one individual EEA state. The national procedure can only be used if the medicinal product does not already have a marketing authorization in another EEA state.

Mutual Recognition Procedure (MRP)

The mutual recognition procedure (Art. 28 Directive 2004/27/EC) should be used if a medicinal product already has a marketing authorization in one EEA member state, and the authorization holder would like to extend the authorization to other member states. An application for mutual recognition may be addressed to one or more EEA countries. The country in which the national marketing authorization has been granted acts as the “Reference Member State,” and the other countries concerned (Concerned Member States) can, upon successful completion of the procedure, recognize the marketing authorization. To this end, the marketing authorization holder shall request the Reference Member State either to prepare an assessment report on the product or, if necessary, to update any existing assessment report. The assessment time is 180 days plus 30 days.

Decentralized Procedure (DCP)

The decentralized procedure (introduced by Directive 2004/27/EU) is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. It allows the common assessment of an application submitted simultaneously to several member states. One of the member states will take the lead in evaluating the application as Reference Member State to facilitate agreement with the Concerned Member States and the grant of a national marketing authorization in all of these member states. To this end, the Reference Member State conducts a detailed review and prepares a draft assessment report, a draft assessment report, a draft summary of product characteristics and a draft of the labelling and package leaflet and shall send these documents to the Concerned Member States to provide comments. The assessment time is 210 days plus 30 days.

Manufacturing Requirements

Any medicinal product placed on the market in the EEA must be manufactured in accordance with the principles of good manufacturing practice as set out in Directive EC2017/1572 supplementing Directive 2001/83/EC of the European Parliament and of the Council as regards the principles and guidelines of good manufacturing practice for medicinal products for human use for human use and Volume 4 of the “Rules Governing Medicinal Products in the European Community”.  Directive 2017/1572/EU has replaced Directive 2003/94/EC. Directive 2003/94/EC will still be applicable to clinical trials conducted in accordance with the former regime under transitional provisions. Furthermore, distribution of medicinal products in the EU is subject to Directive 2001/83/EC and current guidance on good distribution practice, or GDP. Moreover, EU law requires the clinical results in support of clinical safety and efficacy to be based upon clinical trials conducted in the EU in compliance with the requirements of the CTR and Directive 2005/28/EC, which implement good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the EU and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in the CTR or if conducted prior to 31 January 2022, its predecessor Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to the CTR, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the EU.

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

Post-authorization Obligations

An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post-authorization regulations relating to the marketing and other activities of authorization holders. These may include requirements relating to provision of a risk management plan and provision of annual periodic safety update reports, carrying out of post-authorization efficacy studies and/or post-authorization safety studies, maintenance of a pharmacovigilance system master file, adverse event reporting, signal detection and management and other pharmacovigilance activities conducted under an established quality system, advertising, packaging and labelling, patient package leaflets, and distribution. The regulations frequently operate within a criminal law framework, and failure to comply with the requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers. EU pharmacovigilance legislation has been significantly modified by the Pharmacovigilance Directive, Directive 2010/84/EU (as amended on January 20, 2011) which amended the legal framework of pharmacovigilance for medicines marketed within the EU provided in Regulation (EC) No 726/2004 with respect to EU authorized medicinal products and in Directive 2001/83/EC with respect to nationally authorized medicinal products (including those authorized through the mutual recognition and decentralized systems). Furthermore, EU good pharmacovigilance practice (GVP) rules apply. With the amended pharmacovigilance requirements, the financial and organizational burden on market authorization holders increased significantly, such as the obligation to maintain a pharmacovigilance system master file that applies to all holders of marketing authorizations granted in accordance with Directive 2001/83/EC (as amended on January 1, 2025) or Regulation (EC) No 726/2004 (as amended on January 28, 2022). Marketing authorization holders must furthermore collect data on adverse events associated with use of the authorized product outside the scope of the authorization. Pharmacovigilance for biological products and medicines with a new active substance is strengthened by subjecting their authorization to additional monitoring activities.

Another relevant aspect in the EU regulatory framework is the “sunset clause”: a provision leading to the cessation of the validity of any marketing authorization if it is not followed by marketing within three years or, if marketing is interrupted for a period of three consecutive years.

Data Privacy in the EU

The EU has a strict regime on data privacy under the General Regulation on Data Protection, Regulation 2016/679 (GDPR), as amended on May 4, 2016, that has become applicable on May 25, 2018. The GDPR as an EU regulation does not have to be implemented into member states’ national law but applies directly in all member states. It applies to companies with an establishment in the European Economic Area (EEA) that includes the 27 member states of the EU and Norway, Iceland and Liechtenstein. Furthermore, the GDPR applies to companies not located in the EEA but processing personal data of individuals located in the EEA (e.g., through online business). The GDPR implements stringent operational requirements for controllers of personal data, including, for example, obligations to justify the collection, use and other processing of personal data (e.g., based on the individual’s consent), to notify the individuals concerned about data processing activities, to protect all processed personal data through appropriate technical and organizational measures, and to implement a data protection compliance management. Furthermore, the GDPR defines high data security and compliance standards for the transfer of personal data to third countries, including the U.S. The operational requirements under the GDPR are even stricter in case of sensitive personal data, such as health or genetic data, that typically have to be stored in a pseudonymized (i.e., key-coded) manner. The GDPR provides that EU member states may in certain areas deviate from GDPR standards which results in varying laws and regulations at member states level. The applicable data protection laws in the EEA may limit our ability to share and otherwise process personal data. If our business falls below the GDPR standards, we may be subject to severe administrative fines up to 20,000,000 or up to 4 % of the total worldwide annual turnover of our preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the GDPR and related laws may also give risk to increased risk of private actions, including a new form of class action that is available under the GDPR.

Israel

Israel Ministry of the Environment — Toxin Permit

In accordance with the Israeli Dangerous Substances Law - 1993, the Israeli Ministry of the Environment is required to grant a permit in order to use toxic materials. Because we utilize toxic materials in the course of operation of our laboratories, we were required to apply for a permit to use these materials. Our current toxin permit will remain in effect until August 2031.

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

Other Healthcare Laws and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted regulatory approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

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

To date, President Trump has signed an Executive Order to require drug prices to be transparent. In addition, the President reversed certain policies by the Biden Administration. President Trump eliminated: Medicare $2 drug list model, cell and gene therapy access model to improve high-cost drugs for Medicaid enrollees, and accelerate clinical evidence model for new drug. It is not clear what additional changes may be implemented, but President Trump does want disclosure of transparency in prices.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, in recent years, several states have formed prescription drug affordability boards (PDABs). Much like the IRA’s drug price negotiation program, these PDABs have attempted to implement upper payment limits (UPLs) on drugs sold in their respective states in both public and commercial health plans. In August 2023, Colorado’s PDAB announced a list of five prescription drugs that would undergo an affordability review. The effects of these efforts remain uncertain pending the outcomes of several federal lawsuits challenging state authority to regulate prescription drug payment limits. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers, or  PBMs, and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area. The Federal Trade Commission (FTC) in mid-2022 also launched sweeping investigations into the practices of the PBM industry that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements. Significant efforts to change the PBM industry as it currently exists in the U.S. may affect the entire pharmaceutical supply chain and the business of other stakeholders, including pharmaceutical product developers like us.

We expect that additional foreign, federal and state healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.

Israeli Government Programs

Israel Innovation Authority

Before we in-licensed motixafortide, Biokine had received $2.7 million in funding for the project from the IIA (formerly the OCS).  As a condition for the IIA’s consent to our in-licensing of motixafortide, we were required to agree to abide by any obligations resulting from such funding under the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 1984, and related regulations, as amended (the Research Law).  Under the Research Law and the terms of IIA grants, royalties on the revenues derived from sales of products (and associated services) developed with IIA funding are payable to the Israeli government, generally at the rate of 3% (and at an increased rate under certain circumstances, as described below). The obligation to make these royalty payments terminates upon repayment of the amount of grants, linked to the U.S. dollar, plus interest (in accordance with IIA regulations), which amount may be increased under certain circumstances, as described below.

Under the Research Law, the transfer or license to third parties outside of Israel of know-how or technologies developed under IIA-funded programs, or the transfer to third parties outside of Israel of manufacturing or rights to manufacture based on IIA-funded know-how, requires the consent of the IIA in certain circumstances, and may result in increased payments to the IIA. Specifically, for the transfer of manufacturing outside of Israel, royalty payments can be up to three times the amount of the IIA grants received, linked, plus interest, and the royalty repayment rate may increase. For the transfer of IIA-funded know-how outside of Israel, the payment may be up to six times the amount of the IIA grants, linked, plus interest. In connection with the IIA’s approval of the out-licensing transactions with Gloria and Ayrmid, the IIA determined that we are required to pay the IIA 3.9% on any sub-license consideration, up to six times the IIA grant, linked, plus interest. Additionally, in December 2024, we received IIA approval to transfer the manufacturing of motixafortide outside of Israel, which requires us to pay the IIA 4% of proceeds on any direct product sales, up to three times the IIA grant, linked plus interest. As of December 31, 2024, $1.1 million in aggregate royalties had been paid to the IIA on account of the motixafortide program and there was a contingent liability to the IIA (including interest) of $2.7 million (without taking into account the potential repayment requirement of up to six times the amount as detailed above). In any event, under our agreement with Biokine, we have a full right of offset for amounts payable to the IIA for the motixafortide program from any payments that we may owe to Biokine in the future.

Should we wish to further out-license motixafortide in the future, there is no assurance that we will be able to obtain the IIA’s consent on terms acceptable to us, or at all. Even following the full repayment of IIA grants, we must nevertheless continue to comply with the requirements of the Research Law. If we fail to comply with any of the conditions and restrictions imposed by the Research Law and regulations and guidelines thereunder, or by the specific terms of the IIA grants, we may be required to refund any IIA grants that Biokine previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges. In any event, under our agreement with Biokine, we have a full right of offset for amounts payable to the IIA for the motixafortide program from any payments that we may owe to Biokine in the future.

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements. See “Business — Government Regulation and Funding — Israel Ministry of Environment — Toxin Permit.”

C. Organizational Structure

Our corporate structure consists of BioLineRx Ltd., one wholly owned subsidiary, BioLineRx USA, Inc., and a substantially wholly owned, inactive U.K. subsidiary, Agalimmune Ltd.

D. Property, Plant and Equipment

We are headquartered in Modi’in, Israel. We entered into a lease agreement in August 2014, for an aggregate of 1,663 square meters (approximately 17,900 square feet) of space. Monthly rent is NIS 128,300 (approximately $35,000), including maintenance fees and parking. The initial term of the lease expired in June 2020, and we exercised our options to extend the lease through June 30, 2028. We have the option to extend the lease for one additional period of two years, at a 5% increase to the preceding lease payment amount.

This facility houses both our administrative and research operations and our central laboratory. The central laboratory consists of approximately 380 square meters (approximately 4,200 square feet) and includes a bioanalytical laboratory, a formulation laboratory and a tissue culture laboratory. Our bioanalytical laboratory has received GLP certification.

In addition, in October 2022 we entered into a lease agreement for our office in Waltham, Massachusetts for an aggregate of 4,880 square feet of space. Due to the shutdown of our commercialization operations in the U.S. following the Ayrmid License Agreement, we are not currently utilizing this space. Monthly rent is $23,600. The lease expires in December 2025.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly those in “Item 3. Key Information — Risk Factors.” Our discussion and analysis for the year ended December 31, 2023 can be found in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 26, 2024, as amended on March 26, 2024 (File No. 001-35223).

We are a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. Our first approved product is APHEXDA (motixafortide), a novel peptide for the treatment of stem-cell mobilization and solid tumors which, on September 8, 2023, was approved by the FDA for use in combination with filgrastim (G-CSF) to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with multiple myeloma. In October 2023, we out-licensed the rights to motixafortide for all indications in substantially all of Asia to Gloria, and in November 2024, we out-licensed the global rights (other than in Asia) to motixafortide for all indications, other than solid tumors, to Ayrmid. As a result of the November 2024 transaction, we shut down our independent commercialization activities in the United States and refocused our operations on development activities in Israel in the fields of oncology (including solid tumors) and rare diseases, at a significantly reduced annual cash burn rate.

We have retained the rights to develop motixafortide across all solid tumor indications, in all territories other than Asia, including in PDAC, for which an investigator-initiated Phase 2b trial, sponsored by Columbia University, and supported equally by us and Regeneron, is ongoing at a relatively minimal cost to BioLineRx. We expect this program to continue to advance without any significant expense to us.

A key component of our strategy moving forward is to in-license additional assets in oncology and/or rare diseases that exhibit distinct advantages over currently available therapies or address unmet medical needs that we can advance through clinical development. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. We have substantial experience in scouting and assessing assets in transactions with back-ended, success-based consideration, which can be acquired or licensed for a modest upfront payment, and with relatively modest and affordable clinical development programs. We are actively working on this initiative and are being presented with many promising opportunities that meet these criteria.

Our longer-term vision is to develop innovative assets with significant potential value whose development costs have been offset by the royalties and milestones from our existing motixafortide partnerships. We aim to continue pursuing new partnerships on these programs to create additional value for our shareholders.

A. Operating Results

History of Losses

Since our inception in 2003, we have generated significant losses in connection with our research and development, and more recently, our commercialization activities (prior to the Ayrmid License Agreement in November 2024). As of December 31, 2024, we had an accumulated deficit of $400 million. We expect to continue to generate losses in connection with our research and development activities relating to our pipeline of therapeutic candidates until we reach commercial profitability, if ever. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to continue to incur operating losses and we expect to need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), payments received under our strategic licensing and collaboration arrangements, funding previously received from the IIA, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone and royalty payments that we may receive from our existing out-licensing agreements, primarily royalties from the commercialization of APHEXDA by Ayrmid, potential future upfront, milestone or royalty payments that we may receive from Gloria and any other out-licensing transaction, interest earned on our investments, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2024, we had $19.6 million of cash, cash equivalents and short-term bank deposits.

Revenues

Our revenues to date have been generated primarily from upfront and milestone payments under out-licensing agreements and between the fourth quarter of 2023 and November 2024, revenues from product sales of APHEXDA.

We expect our revenues, if any, for the next several years to be derived primarily from future royalties on product sales, primarily royalties paid by Ayrmid from the commercialization of APHEXDA in stem cell mobilization in the U.S. and potential milestone payments from the license agreements with Ayrmid and Gloria.

Cost of Revenues

Our cost of revenues to date have consisted of sub-license payments to the licensors in respect of upfront and milestone payments associated with out-licensing agreements and costs associated with the manufacture of APHEXDA and royalty payments to the licensor with respect to direct product sales of APHEXDA. Prior to receiving FDA approval for APHEXDA in September 2023, we expensed all manufacturing and material costs as research and development expenses.

We expect our cost of revenues, if any, for the next several years to be derived primarily from sub-license payments to the licensors in respect of out-licensing agreements and other potential collaboration arrangements, including future royalties on product sales from such out-licensing agreements.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our therapeutic candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain one of our primary expenses in the near future as we continue to develop motixafortide and additional assets we may in license.

The following table identifies our current major research and development projects:

Project	Status		Expected Near Term Milestones
motixafortide	1.	FDA approval received on September 8, 2023 for stem-cell mobilization in multiple myeloma patients.	1.	Out-licensed to Ayrmid in November 2024; five-year long-term follow-up of GENESIS patients ongoing
	2.	Reported data from single-arm pilot phase of the investigator-initiated Phase 2 combination trial in first-line PDAC. Of 11 patients with metastatic pancreatic cancer enrolled, 7 patients (64%) experienced partial response (PR), of which 6 (55%) were confirmed PRs with one patient experiencing resolution of the hepatic (liver) metastatic lesion. 3 patients (27%) experienced stable disease, resulting in a disease control rate of 91%. Based on these encouraging results, study was substantially revised to a multi-institution, randomized Phase 2b trial of 108 patients	2.	First patient dosed in February 2024. Interim data expected in 2026 and full enrollment projected for 2027*
	3.	Phase 1 study for gene therapies in SCD (with Washington University School of Medicine in St. Louis)**	3.	First patient dosed in December 2023 and initial data from the study released in November 2024. Final data planned in 2025*
	4.	Phase 1 study for gene therapies in SCD (with St. Jude Children’s Research Hospital, Inc.)**	4.	First patient dosed in February 2025, with data planned in 2025/2026*
	5.	IND approved in China for initiation of pivotal bridging study in SCM under license agreement with Gloria	5.	Initiation of the study is currently delayed***
	6.	Phase 2b randomized study in first-line PDAC in China under license agreement with Gloria	6.	IND submission and protocol finalization is currently delayed***

*	These studies are investigator-initiated studies; therefore, the timelines are ultimately controlled by the independent investigators and are subject to change.
**	Study to be continued under the Ayrmid License Agreement
***
Under the Gloria License Agreement, Gloria is late in the payment of $2.4 million to us for the achievement of a specific milestone under the Gloria License Agreement and for certain product supply, which was due during 2024. In addition, the planned studies of motixafortide in China under the Gloria License Agreement are currently not advancing according to schedule and it is unclear when such studies will be initiated, if at all. There can be no assurance that Gloria will meet its payment obligations or any other obligations under the Gloria License Agreement.

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

Our future research and development expenses will depend on the clinical success of motixafortide in solid tumor indications and on other potential therapeutic candidates, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

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

We expect our sales and marketing expenses to be reduced significantly following the license agreement with Ayrmid and the termination of our commercialization activities in the U.S., and to be primarily related to business development

General and Administrative Expenses

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

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of liabilities on account of the warrants issued in equity financings we carried out in February 2019, September 2022 April 2024, November 2024 and January 2025. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes issuance expenses under the “at-the-market” offering agreement, or ATM Agreement, between us and HCW entered into in September 2021, and the pro-rata share of issuance expenses from the placements related to the warrants. Sales-based royalties from the license agreement with Perrigo have also been included as part of non-operating income, as the out-licensed product is not an integral part of our strategy, and the amounts are not material.

Financial Expense and Income

Financial expense and income consist of interest earned on our cash, cash equivalents and short-term bank deposits; interest expense related to our loans from BlackRock, bank fees and other transactional costs. In addition, it may also include gains/losses on foreign exchange hedging transactions, which we carry out from time to time to protect against a portion of our NIS-denominated expenses (primarily compensation) in relation to the dollar.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 4 to our consolidated financial statements, which are included elsewhere in this Annual Report on Form 20-F.

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

Share-based Compensation

We account for share-based compensation arrangements in accordance with the provisions of IFRS 2. IFRS 2 requires companies to recognize share compensation expense for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The cost is recognized as compensation expense over the life of the instruments, based upon the grant-date fair value of the equity or liability instruments issued. The fair value of our share-based compensation grants is computed as of the grant date based on the Black-Scholes model, using the standard parameters established in that model including estimates relating to volatility of our shares/ADSs, risk-free interest rates, estimated life of the equity instruments issued and the market price of our shares/ADSs. As our ordinary shares/ADSs are publicly traded on the TASE or Nasdaq, we do not need to estimate their fair market value. Rather, we use the actual closing market price of our ordinary shares/ADSs on the date of grant, as reported by the TASE or Nasdaq.

Warrants

In connection with a loan transaction entered into with BlackRock in October 2018, we issued a warrant to purchase 1,596 ADSs at an exercise price of $564.00 per ADS. The warrant is exercisable for a period of ten years from the date of issuance. Since the exercise price was not deemed to be fixed, the warrant is not qualified for classification as an equity instrument and has therefore been classified as a non-current financial liability.

In connection with an underwritten public offering we completed in January 2021, we issued warrants to purchase 17,989 ADSs at an exercise price of $120.00 per ADS. The warrants are exercisable for a period of five years from the date of issuance. The warrants have been classified as shareholder’s equity.

In connection with a registered direct offering we completed in September 2022, we issued warrants to purchase 340,909 ADSs at an exercise price of $46.00 per ADS, of which warrants to purchase 63,637 have been exercised. The warrants are exercisable for a period of five years from the date of issuance. Since the exercise price of those warrants were not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current financial liability. We also issued warrants to purchase 17,045 ADSs at an exercise price of $55.00 per ADS. The warrants are exercisable for a period of five years from the date of issuance and have been classified as shareholder’s equity.

In connection with a registered direct offering we completed in April 2024, we issued warrants to purchase 187,500 ADSs at an exercise price of $32.00 per ADS, of which none of these warrants have been exercised to date. The warrants are exercisable for a period of five years from the date of issuance. Since the exercise price of those warrants were not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current financial liability.

In connection with a registered direct offering we completed in November 2024, we issued warrants to purchase 205,893 ADSs at an exercise price of $23.60 per ADS, of which none of these warrants have been exercised to date, and pre-funded warrants to purchase 308,749 ADSs at an exercise price of $0.004 per ADS, of which warrants to purchase 124,982 have been exercised. The warrants are exercisable for a period of four years from the date of issuance and the pre-funded warrants will not expire until exercised in full. Since the exercise price of the warrants were not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current financial liability. The pre-funded warrants have been classified as equity instruments.

In connection with a registered direct offering we completed in January 2025, we issued warrants to purchase 1,250,000 ADSs at an exercise price of $8.00 per ADS, of which none of these warrants have been exercised to date, and pre-funded warrants to purchase 391,697 ADSs at an exercise price of $7.996 per ADS, of which all of the warrants had been exercised. The warrants are exercisable for a period of five years from the date of issuance and the pre-funded warrants will not expire until exercised in full. We also issued placement agent warrants to purchase 62,500 ADSs at an exercise price of $10.00 per ADS. The warrants are exercisable for a period of five years from the date of issuance. Since the exercise price of the warrants were not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current financial liability. The pre-funded warrants have been classified as equity instruments.

Results of Operations – Overview

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

Revenues

Revenues for the year ended December 31, 2024 were $28.9 million, an increase of $24.1 million, or 502.1% compared to $4.8 million for the year ended December 31, 2023. The revenues in 2024 primarily reflect a portion of the up-front payment received by us under the Gloria License Agreement and a milestone payment achieved under the Gloria License Agreement, which collectively amounted to $15.0 million, as well as the up-front payment received by us under the Ayrmid License Agreement and $6.0 million of net revenues from product sales of APHEXDA in the United States. The revenues in 2023 (all of which were recorded in the fourth quarter of 2023) primarily reflect a portion of the up-front payment received by us for the Gloria License Agreement, of $4.6 million, as well as $0.2 million of revenues from product sales of APHEXDA in the U.S.

Cost of revenues

Cost of revenues for the year ended December 31, 2024 were $9.3 million, an increase of $5.6, or 151.4% compared to $3.7 million for the year ended December 31, 2023. The cost of revenues in 2024 primarily reflects amortization of intangible assets, Biokine’s share of the up-front payment received by us for the Ayrmid License Agreement, sub-license fees accrued on a milestone payment recorded under the Gloria License Agreement, as well as royalties on net product sales of APHEXDA in the U.S. and cost of goods sold on product sales. The cost of revenues in 2023 primarily reflects Biokine’s share of the up-front payment received by us for the Gloria License Agreement and of the net sales.

Research and development expenses

Research and development expenses for the year ended December 31, 2024 were $9.2 million, a decrease of $3.3 million, or 26.4% compared to $12.5 million for the year ended December 31, 2023. The decrease resulted primarily from lower expenses related to motixafortide NDA supporting activities, the termination of the development of AGI-134 and a decrease in payroll and share-based compensation.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2024 were $23.6 million, a decrease of $1.7 million, or 6.7% compared to $25.3 million for the year ended December 31, 2023. The decrease resulted primarily from the shutdown of U.S. commercial operations in the fourth quarter of 2024 following the Ayrmid License Agreement.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2024 were $6.3 million, similar to the year ended December 31, 2023.

Impairment of intangible assets

Impairment of intangible assets expenses for the year ended December 31, 2024 were $1.0 compared to impairment of intangible assets expenses of $6.7 million for the year ended December 31, 2023. This non-cash expenses in 2024 reflects the impairment of the remaining rights related to motixafortide in solid tumor indications. This non-cash expenses in 2023 reflects the impairment of the intellectual property related to AGI-134 resulting from our decision to terminate its development.

Non-operating income (expense), net

We recognized net non-operating income of $18.4 million for the year ended December 31, 2024 compared to net non-operating expenses of $10.8 million for the year ended December 31, 2023. Non-operating income for the year ended December 31, 2024 primarily relates to non-cash fair-value adjustments of warrant liabilities on our balance sheet, as a result of changes in our share price, offset by warrant offering expenses. Non-operating expenses for the year ended December 31, 2023 primarily relates to non-cash, fair-value adjustments of warrant liabilities on our balance sheet.

Financial income (expense), net

We recognized net financial expenses of $7.3 million for the year ended December 31, 2024 compared to net financial expenses of $0.1 million for the year ended December 31, 2023. Net financial expenses for both periods primarily relate to interest paid on loans, which increased in 2024 due to a one-time $4.0 million charge to interest expense in connection with the November 2024 amendment to our loan agreement with BlackRock (as described in Note 11 to our consolidated financial statements), partially offset by investment income earned on our bank deposits.

B. Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities, payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding previously received from the IIA. As of December 31, 2024, we held $19.6 million of cash, cash equivalents and short-term bank deposits. In addition, immediately after year end, we received $8.9 million of net proceeds in a registered direct offering, as described below. We have invested substantially all our available cash funds in short-term bank deposits.

On January 7, 2025, we sold to certain investors, in a registered direct offering, 858,304 ADSs and pre-funded warrants to purchase 391,697 ADSs. Each ADS and pre-funded warrant was sold together with ordinary warrants to purchase up to an aggregate of 1,250,000 ADSs. The purchase price was $8.00 per ADS and accompanying ordinary warrant and $7.996 per pre-funded warrant and accompanying ordinary warrant. Aggregate gross proceeds from the offering (without taking into account any proceeds from any future exercises of pre-funded warrants or ordinary warrants) were $10.0 million.

In September 2021, we entered into the ATM Agreement with HCW pursuant to which we may offer and sell, at our option, up to $25.0 million of our ADSs through an at-the-market equity program under which HCW agreed to act as sales agent. As of the issuance date of this Annual Report on Form 20-F, we have sold 141,910 of our ADSs for total gross proceeds of approximately $19.0 million under the ATM program.

Loan Agreements with BlackRock

In September 2022, we entered into a secured Loan Agreement with BlackRock, under which BlackRock agreed to provide us with access to term loans in an aggregate principal amount of up to $40 million in three tranches, or the Loans. We drew down the initial tranche of $10 million following execution of the agreement in September 2022 and we drew down the second tranche of $20 million in April 2024, following fulfilment of the requisite milestones. The third tranche was available for draw down until October 1, 2024, upon achievement of certain milestones was not drawn down.

In November 2024, in connection with the Ayrmid License Agreement, we entered into the Loan Amendment to the Loan Agreement with BlackRock, pursuant to which, (i) we agreed to make aggregate payments of $16.5 million, as partial repayment of the Loans and in lieu of future revenue-based payments, which were fully cancelled, (ii) effective December 1, 2024, we agreed to pay the remaining amounts outstanding under the Loans (in principal and interest) over a three year period ending December 1, 2027, and (iii) our minimum cash balance requirement under the Loan Agreement was reduced from $10 million to $4 million. In addition, pursuant to the Loan Amendment, 10% of any future milestone payments received by us from the out-licensing agreements through December 1, 2027 will be used to repay principal of the Loans, and the repayments in (ii) above will be adjusted accordingly. All other terms of the Loan Agreement remain the same.

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

The Loan Agreement contains customary representations and warranties, indemnification provisions in favor of the Lender, events of default and affirmative and negative covenants, including, among others, covenants that limit or restrict the Company’s ability to, among other things, incur additional indebtedness, merge or consolidate, make acquisitions, pay dividends or other distributions or repurchase equity, and dispose of assets, in each case subject to certain exceptions. The Company has also granted BlackRock certain information rights.

Cash Flows

Net cash used in operating activities was $43.9 million for the year ended December 31, 2024, compared with net cash used in operating activities of $22.6 million for the year ended December 31, 2023. The $21.3 million increase in net cash used in operating activities in 2024 was primarily the result of a decrease in contract liabilities resulting from deferred revenues as of December 31, 2023 that were recognized during 2024, a decrease in accounts payable and accruals, and a decrease in research and development expenses as described above.

Net cash provided by investing activities was $29.4 million for the year ended December 31, 2024, compared to net cash provided by investing activities of $1.4 million for the year ended December 31, 2023. The changes in cash flows from investing activities relate primarily to investments in, and maturities of short-term bank deposits.

Net cash provided by financing activities was $20.7 million for the year ended December 31, 2024, compared to net cash provided by financing activities of $15.1 million for the year ended December 31, 2023. The cash provided by financing activities in 2024 primarily reflects the net proceeds of the loan from BlackRock and the net proceeds of registered direct offerings of our ADSs in April 2024 and in November 2024, offset by repayments of the loan from BlackRock and the repayments of lease liabilities. The cash provided by financing activities in 2023 primarily reflects the private placement of ADSs to HST and Gloria, warrant exercises, and net proceeds from the ATM facility, offset in part by repayments of the loan from BlackRock and the repayments of lease liabilities.

Funding Requirements

We have incurred accumulated losses in the amount of $400 million through December 31, 2024, and we expect to continue incurring losses and negative cash flows from operations until the cash flows from our strategic partnerships reach a level to offset our ongoing development costs. In this regard, management monitors rolling forecasts of our liquidity reserves on the basis of anticipated cash flows and seeks to maintain liquidity balances at levels that are sufficient to meet its needs. Our cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risk inherent in our operations, which management has concluded indicate that a material uncertainty exists, may cast significant doubt on our ability to continue as a going concern. Similarly, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2024.

Developing drugs and conducting clinical trials is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Based on our current projected cash requirements, we believe that our existing cash and investment balances and other sources of liquidity, including royalties received from Ayrmid from product sales of APHEXDA and milestone payments from our license agreements with Ayrmid and Gloria, will be sufficient to meet our capital requirements through the second half of 2026. We expect to also continue to seek to finance our operations through other sources, including out-licensing arrangements for the development and commercialization of our therapeutic candidates or other partnerships or joint ventures, public and private offerings of our equity securities, as well as grants from government agencies and foundations. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive, if any, under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	our success in effecting out-licensing arrangements with third parties;

•	the ability of our collaborators and licensees to achieve development milestones, marketing approval and other events or developments under our collaboration and out-licensing agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future therapeutic candidates;

•	the magnitude of our general and administrative expenses;

•	interest and principal payments on the loan from BlackRock;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates; and

•	market conditions.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Contractual Obligations

We are party to contractual obligations involving commitments to make payments to third parties. Our contractual obligations primarily consist of lease payments and purchase order obligations. Premises leasing obligations represent our commitment for future lease payments under the lease agreement for our facilities in Modi’in, Israel and Waltham, Massachusetts (which is not being utilized following shutdown of our U.S. commercialization activities in the fourth quarter of 2024). The total future payments for our premises leasing obligations on December 31, 2024 were approximately $1.9 million which is due through June 2030. Purchase order obligations amounted to $2.0 million as of December 31, 2024. For additional details regarding our contractual obligations, see Note 10 to our audited financial statements included in this Annual Report on Form 20-f.

In addition, under our in-licensing agreements, we are obligated to make certain payments to our licensors upon the achievement of agreed-upon milestones and receipt of royalties. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements. Some of the in-licensing agreements are accompanied by consulting, support and cooperation agreements, pursuant to which we are required to pay the licensors a fixed monthly amount, over a period stipulated in the applicable agreement, for their assistance in the continued research and development under the applicable license. All of our in-licensing agreements are terminable at-will by us upon prior written notice of 30 to 90 days. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements. See “Item 4. Information on the Company — Business Overview — In-Licensing Agreements.”

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

D. Trend Information

We are a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. To date, we have generated only limited direct product revenues from independent commercialization activities, following the regulatory approval for APHEXDA (motixafortide) in September 2023. In October 2023, we out-licensed the rights to motixafortide for all indications in substantially all of Asia, and in November 2024, we out-licensed the global rights (other than in Asia) to motixafortide for all indications, other than solid tumors. As a result of the November 2024 transaction, we shut down our independent commercialization activities in the United States and refocused our operations on development activities in Israel in the fields of oncology (including solid tumors) and rare diseases, at a significantly reduced annual cash burn rate. Our ability to generate revenues from commercialization and achieve profitability will be subject to Gloria License Agreement and the Ayrmid License Agreement and depend on our commercialization partners’ ability to successfully commercialize products, including any of our current product and product candidates, and other product candidates that we may develop, in-license or acquire in the future. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 4 to our consolidated financial statements, which are included elsewhere in this Annual Report on Form 20-F.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Executive Officers and Directors

The following table sets forth information for our executive officers and directors as of March 16, 2025. Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., 2 HaMa’ayan Street, Modi’in 7177871, Israel.

Name	Age	Position(s)

Philip A. Serlin, CPA, MBA	64	Chief Executive Officer
Mali Zeevi, CPA	49	Chief Financial Officer
Ella Sorani, Ph.D.	57	Chief Development Officer
Aharon Schwartz, Ph.D. (1)	82	Chairman of the Board of Directors, Class III Director
Rami Dar, MBA (1)(2)(3)(4)	68	Class I Director
B.J. Bormann, Ph.D. (1)(3)	66	Class II Director
Raphael Hofstein, Ph.D. (1)(2)(3)	75	Class II Director
Avraham Molcho, M.D. (1)(2)(3)	67	Class I Director
Sandra Panem, Ph.D. (1)(4)	78	Class III Director
Shaoyu Yan, Ph.D.	60	Class III Director
Gal Cohen (1)	52	Class I Director

(1)	Independent director under applicable Nasdaq Capital Market, as affirmatively determined by our board of directors.

(2)	A member of our audit committee.

(3)	A member of our compensation committee.

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

Ella Sorani, Ph.D., has served as our Chief Development Officer since January 2021. From February 2017 to December 2020, Dr. Sorani served as our Vice President Research and Development. Before joining BioLineRx, from 2000 through 2016, Dr. Sorani served in a number of management positions in the global R&D division at Teva Pharmaceutical Industries Ltd.  In her most recent position as Senior Director and Global Project Leader, Dr. Sorani led the development of one of Teva’s leading innovative late-stage compounds. Dr. Sorani holds a B.Sc. degree in chemistry and an M.Sc. degree and Ph.D. in pharmacology, all from Tel Aviv University.

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

Rami Dar, MBA, has served on our board of directors (as an external director, within the meaning of the Companies Law, until March 25, 2024) since July 2022 and as a member of our Audit Committee and Compensation Committee since such time and has served as a member of our Investment Monitoring Committee since July 2022. Mr. Dar has served as a board member of BetterSeeds Ltd. since November 2023 and served as a board member of Nordia Springs since March 2020. From 2018 to 2023, Mr. Dar served as chairman of Novolog Ltd. (TLV: NVLG). From 2002 to 2019, Mr. Dar served as Chief Executive Officer of Hazera Seeds Ltd. (formerly Hazera Genetics), a leading global seed company, and prior to that, from 1998 to 2002, served in various management positions at Teva Pharmaceuticals Ltd., including as Business Development Executive from 2001 to 2002, Chief Executive Officer of Teva Medical Ltd., from 1998 to 2001, and Chief Executive Officer of Teva Pharmaceuticals Ltd. Israel from 1995 to 1998.  Mr. Dar holds a B.A. degree in economics and philosophy and an M.A. degree in economics, both from the Hebrew University of Jerusalem, Israel, and an Executive M.B.A. from Columbia University, New York, USA.

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

Sandra Panem, Ph.D., has served on our board of directors since February 2014 and on our Investment Monitoring Committee since 2010. Dr. Panem served as a managing partner at Cross Atlantic Partners, from 2000 2023. Dr. Panem is also co-founder and President of NeuroNetworks Fund, a not-for-profit venture capital fund focusing on epilepsy, schizophrenia and autism. From 1994 to 1999, Dr. Panem was President of Vector Fund Management, the then asset management affiliate of Vector Securities International. Prior thereto, Dr. Panem served as Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in public and private biotechnology companies. Previously, Dr. Panem was Vice President at Salomon Brothers Venture Capital, a fund focused on early and later-stage life sciences and technology investments. Dr. Panem was also a Science and Public Policy Fellow in economic studies at the Brookings Institution, and an Assistant Professor of Pathology at the University of Chicago. Previously, Dr. Panem served on numerous boards of public and private companies, including Acorda Therapeutics, Inc. (Nasdaq:ACOR). Martek Biosciences (Nasdaq:MATK), IBAH Pharmaceuticals (Nasdaq:IBAH), Confluent Surgical, Molecular Informatics and Labcyte, Inc. Dr. Panem received a B.S. degree in biochemistry and a Ph.D. in microbiology from the University of Chicago.

Shaoyu Yan, Ph.D., has served on our board of directors since November 2023. Dr. Yan has over 30 years’ experience in drug research and development, manufacturing, and management, including more than 15 years working with pharmaceutical companies, contract research organizations and marketing authorization holders under regulation of National Medical Products Administration of China (NMPA). Since March 2020, Dr. Yan has served as an executive vice president and head of R&D and manufacturing at Gloria Biosciences Co. Ltd. From February 2014 to December 2019, Dr. Yan served as the senior director and senior research fellow of the oncology and immunology business unit at WuXi AppTec (Shanghai) Co., Ltd. (SHA: 603259). Prior to these roles, Dr. Yan held positions, including at various academic institutions, including: senior research scientist at the department of thoracic and cardio surgery and pharmaceutical development center of the University of Texas’s MD Anderson Cancer Center from June 2006 to December 2013; visiting scholar and research scientist of the faculty of pharmaceutical sciences at Kyushu University from August 2001 to August 2002; deputy director in the institute of medical raw materials at Tianjin Pharmaceutical Group Corp. and director and co-founder at the Shenyang Huiming Institute of Chinese Traditional Medicine from May 1995 to August 1998. Dr. Yan received a Ph.D in pharmaceutical science and M.Sc. degree in pharmaceutics from Shenyang Pharmaceutical University, and a B.Sc. degree from Jilin University in polymer chemistry. Dr. Yan completed his postdoctoral training in the field of pharmacology and biochemistry from Michael E. DeBakey Department of Surgery at Baylor College of Medicine from February 2003 to June 2006. Dr. Yan was appointed to serve as a Class III director by our board of directors pursuant to the securities purchase agreement that we entered into with HST and Gloria in August 2023. See “Item 7B. Major Shareholders and Related Party Transactions - Related Party Transactions - Gloria License Agreement and Securities Purchase Agreement.”

Gal Cohen, MBA, has served on our board of directors since December 2023. Mr. Cohen serves on the boards of directors of Ayana Pharma Ltd. and Silver Castle Holdings Ltd (TASE: SLCL) and from April 2020 to February 2024, served as Chairman of the board of directors and Chief Executive Officer of Quark Pharmaceuticals, Inc. From November 2006 to May 2019, Mr. Cohen served as President and Chief Executive Officer of MediWound Ltd., leading the development of their innovative biological drug for burn treatment up to marketing authorization and commercialization in numerous international markets, as well as their initial public offering on Nasdaq. Prior to that, from 2004 to 2006, Mr. Cohen served as Director of Strategic Business Planning and New Ventures at Teva Pharmaceuticals Ltd. From 2000 to 2004, Mr. Cohen served at Teva’s Global Products Division as Project Manager for the launch of Copaxone® in Europe and numerous other countries, and from 1998 to 2000, he led projects at Teva’s Corporate Industrial Engineering Department. Mr. Cohen holds a B.Sc. degree in Industrial Engineering and Management (cum laude) from the Technion-Israel Institute of Technology and an M.B.A. degree (cum laude) from Tel Aviv University.

B. Compensation

Directors and Officer Agreements

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

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits
	(in thousands of U.S. dollars)
All directors and senior management as a group, consisting of 13 persons	1,912	899

The following table presents information regarding the compensation costs of our four executive officers in the year ended December 31, 2024. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2024.

Name and Position	Salary	Social Benefits(1)	Bonuses(2)	Value of Share-Based Compensation(3)	All Other Compensation(4)	Total
	(in thousands of U.S. dollars)
Philip A. Serlin Chief Executive Officer	296	109	74	265	20	764
Mali Zeevi Chief Financial Officer	195	59	49	32	22	357
Ella Sorani Chief Development Officer	221	54	-	32	20	328
Holly W. May Former President of BioLineRx USA, Inc.*	440	61	226	-	220	947

* Ms. May ceased to serve as President of BioLineRx USA, Inc. on December 31, 2024.

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.

(2)	With the exception of Ms. May, does not include annual bonuses for 2024, which remain subject to the approval of the Company’s compensation committee and board of directors.

(3)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2024.

(4)
“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents, as well as termination benefits to Ms. May.

As approved by our shareholders at the annual general meeting held in 2022, our directors are entitled to cash compensation of $30,000 per annum, $1,200 for each board or committee meeting attended in person, $720 for each board or committee meeting attended via telephone or videoconference, $600 for participation by written consent and $3,000 for membership of each committee of the Board of Directors, and in the case of the Chairman of the Board of Directors, such fees in amounts that are 50% higher than the foregoing fees, in each case provided that such fees do not exceed the maximum amounts payable to external directors from time to time by us under the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000 and the Israeli Companies Regulations (Relief for Companies whose Securities are Listed for Trading Outside of Israel), 2000. For the year ended December 31, 2024, we recorded $62,300 on account of cash compensation paid to the Chairman of our Board of Directors, Dr. Aharon Schwartz, and a $6,400 equity-based compensation expense for equity-based compensation granted to Dr. Schwartz.

For information concerning our equity compensation plan, see “— Beneficial Ownership of Executive Officers and Directors — Equity Compensation Plan.”

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

According to our Articles of Association, our board of directors must consist of at least five and not more than 10 directors, including external directors under Israeli law (if any). Currently, our board of directors consists of eight directors. Our board of directors has determined that each of our directors other than Mr. Yan is an “independent director” under Nasdaq Listing Rules.

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

Our directors are divided among three classes as follows:

•	the Class I directors, consisting of Dr. Avraham Molcho, Mr. Rami Dar and Gal Cohen, will hold office until our annual general meeting of shareholders to be held in 2027;

•	the Class II directors, consisting of Dr. B.J. Bormann and Dr. Raphael Hofstein, will hold office until our annual general meeting of shareholders to be held in 2025; and

•	the Class III directors, consisting of Dr. Sandra Panem, Dr. Aharon Schwartz and Dr. Shaoyu Yan, will hold office until our annual general meeting of shareholders to be held in 2026.

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

In addition, our board of directors may appoint directors (other than external directors) to fill vacancies on our board of directors, including if the number of directors is below the maximum number of directors who may serve as provided in our Articles of Association, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) has been vacated, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in our Articles of Association, until the next annual general meeting of our shareholders for the class he or she has been assigned by our board of directors.

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

Chairperson of the Board. Under the Companies Law, a person cannot hold the role of both chairperson of the board of directors and chief executive officer of a public company, without shareholder approval by a special majority and for periods of time not exceeding three years each.  Furthermore, a person who is directly or indirectly subordinate to a chief executive officer of a public company may not serve as the chairperson of the board of directors of that company and the chairperson of the board of directors of a public company may not otherwise serve in any other capacity in that company or a subsidiary of that company other than as a director or the chairperson of the board of directors of such a subsidiary.

External Directors

Under the Companies Law, the board of directors of Israeli companies whose shares are publicly traded, including companies with shares listed on Nasdaq, are required to include at least two external directors who meet the qualification requirements in the Companies Law. However, pursuant to the Israeli Companies Regulations (Relief for Companies whose Securities are Listed for Trading Outside of Israel) – 2000, or the Relief Regulations, companies that do not have a controlling shareholder (within the meaning of the Companies Law), whose shares are listed on an exchange outside Israel or are dual listed on the TASE and a foreign exchange referenced in the second or third addendum to the Israeli Securities Law, 5728-1968, or the Israeli Securities Law (which include, among others, the Nasdaq), such as us, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time of appointment of a director all members of the board of directors are of the same gender).

On March 25, 2024, in accordance with the Relief Regulations, our board of directors elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors, effective immediately. Under the Relief Regulations, the exemption from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on an exchange outside Israel or dual listed on the TASE and certain foreign stock exchanges, including the Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers.

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

The responsibilities of the compensation committee include the following:

•
to make recommendations to the board of directors for its approval of (i) a compensation policy for office holders, (ii) once every three years whether to extend the then current compensation policy (approval of either a new compensation policy or the continuation of an existing compensation policy must, in any case, occur every three years); and (iii) periodic updates to the compensation policy which may be required from time to time.  In addition, the compensation committee is required to periodically examine the implementation of the compensation policy; and

•
to approve transactions relating to terms of office and employment of company office holders that require the approval of the compensation committee pursuant to the Companies Law (including determining whether the compensation terms of a candidate for chief executive officer of the company need not be brought to approval of the shareholders).

In addition, our Compensation Committee makes recommendations to the board of directors regarding equity compensation (with the board also approving the compensation of our executive officers) and administers our share incentive plan.

Compensation Policy

Under the Companies Law, the board of directors of a publicly traded company is required to adopt a compensation policy according to which the compensation of the company’s office holders will be determined. The compensation policy must be approved at least once every three years by the board of directors, after considering the recommendations of the compensation committee, and subject to limited exceptions, by the shareholders of the company by a majority vote of the shares present and voting at a shareholder meeting on the matter, subject to a certain special majority requirement, or the Special Majority for Compensation, as set forth in the Companies Law, pursuant to which one of the following must be met:

•
the majority of the votes voted in favor includes at least a majority of all the votes of shareholders who are not controlling shareholders of the company and shareholders who do not have a personal interest in the compensation policy, present and voting on the matter (excluding abstentions); or

•
the total of opposing votes from among the shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed 2% of all the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the compensation policy, the board of directors may still approve the compensation policy, provided that the compensation committee and, thereafter, the board of directors determine, based on detailed, documented, reasons and after further discussion of the compensation policy, that despite the objection of shareholders, the approval of the compensation policy is in the best interests of the company.

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

According to the Compensation Policy, the fixed components of our office holder compensation will be examined at least every two years and compared to the market. Our board of directors may change the amount of the fixed components for one or more of our executives after receiving a recommendation for such from our Compensation Committee, provided such change is within the limits determined by the Compensation Policy and subject to applicable law. The change may be made if our board of directors concludes that such a change would promote our goals, operating plans and objectives and after taking into account the business and legal implications of the proposed change and its impact on our internal labor relations. Any such changes are subject to formal approval by the relevant parties. Under Israeli law, our board of directors has the authority to approve a change in the incentive structure of all executive officers, including the chief executive officer, up to an immaterial amount. The fixed component of compensation remunerates the specific role covered and scope of responsibilities and reflects the experience and skills required for each position, as well as the level of excellence demonstrated and the overall quality of the office holder’s contribution to our business. The weighting of fixed compensation within the overall package is designed to reduce the risk of excessively risk-oriented behavior, to discourage initiatives focused on short-term results which might jeopardize our mid and long-term business sustainability and value creation, and to allow us a flexible compensation approach. We offer our employees benefit plans based on common practice in the local labor market of the office holder.

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

Annual bonuses are based on achievement of the business goals set out in our annual operating plan approved by the board of directors at the beginning of each year. The operating plan encompasses all aspects of our activities and as such sets the business targets for each member of the management team. Consequently, our Compensation Committee and board of directors should be able to judge the suitability of a bonus payment by deliberating retrospectively at year end and comparing actual performance and target achievements against the forecasted operating plan. The annual bonus mechanism will be directly tied to meeting objectives - both our business objectives and the office holder’s personal objectives. The board of directors’ satisfaction with the officer’s performance will also affect the bonus amount. Annual bonus payments are subject to the limitations set out in the Compensation Policy and are also subject to the discretion of our Compensation Committee and approval by the board of directors. In order to maintain some measure of flexibility, after calculating the compensation amount, the board of directors may exercise discretion about the final amount of the bonus but may not increase the recommended bonus amount by more than 25%.

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

Investment Monitoring Committee

Our board of directors has established an Investment Monitoring Committee which currently consists of the following three members: our directors Dr. Sandra Panem (Chairperson) and Mr. Rami Dar; Ms. Mali Zeevi, our Chief Financial Officer; and Mr. Raziel Fried, our Treasurer and Budgetary Control Director. The role of the Investment Monitoring Committee includes providing recommendations to our board of directors regarding investment guidelines and performing an on-going review of the fulfillment of established investment guidelines. The Investment Monitoring Committee convenes for meetings in accordance with our needs, but in any event at least twice per year.

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

Fiduciary Duties and Approval of Related Party Transactions under Israeli Law

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

Approval of transactions with officer holders

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest that is not an extraordinary transaction and an action of an office holder that would otherwise be deemed a breach of duty of loyalty that may have a material impact on a company’s profitability, assets or liabilities, requires approval by the board of directors. Our Articles of Association do not provide otherwise. If the transaction or action considered is (i) an extraordinary transaction or (ii) an action of an office holder that would otherwise be deemed a breach of duty of loyalty and may have a material impact on a company’s profitability, assets or liabilities, then audit committee approval is required prior to approval by the board of directors.

Approval of compensation of office holders

•
Executive officers other than the Chief Executive Officer.  The compensation of an office holder in a public company who is neither a director nor the chief executive officer generally requires approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such officers which do not comply with the compensation policy may nonetheless be approved, in special circumstances, subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect a compensation policy, and (ii) the shareholders of the company have approved the terms by the Special Majority for Compensation  . However, if the shareholders do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s compensation policy, a company’s compensation committee and board of directors, may, in special circumstances approve the compensation despite shareholder objection, provided that the compensation committee and thereafter the board of directors have determined to approve the compensation based on detailed reasoning, after each having re- discussed the terms of compensation, and after examining the objection of the shareholders.

•
Chief Executive Officer.  The compensation of a chief executive officer in a public company generally requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company by the Special Majority for Compensation. Approval of the compensation terms of a chief executive officer which do not comply with the compensation policy may nonetheless be approved, in special circumstances, subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to a compensation policy and (ii) the shareholders of the company have approved the terms by means of the Special Majority for Compensation . However, a company’s compensation committee and board of directors, may, in special circumstances approve the compensation of a chief executive officer (who is not a director) that is not approved by shareholders despite shareholder objection, provided that the company’s compensation committee and thereafter the board of directors have determined to approve the compensation, based on detailed reasoning, after each having re-discussed the terms of office and employment, and after examining the objection of the shareholders. In addition, the compensation committee may exempt from shareholder approval the compensation terms of a candidate for the office of chief executive officer where such officer has no prior business relationship with the controlling shareholder or the company, if it has found, based on detailed reasons, that bringing the compensation to the approval of the shareholders would impede the employment of such candidate by the company, provided that the terms of office and employment are in accordance with the company’s compensation policy.

•
Directors.  The compensation of a director (who is not the chief executive officer) of a public company generally requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) unless exempted under regulations promulgated under the Companies Law, the shareholders of the company. Approval of terms of the compensation of directors of a company which do not comply with the compensation policy may nonetheless be approved, in special circumstances, subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to a compensation policy and (ii) the shareholders of the company have approved the terms by means of the Special Majority for Compensation.

With respect to compensation of an officer (including a chief executive officer) or director who is also a controlling shareholder, see “— Disclosure of personal interests of a controlling shareholder and approval of transactions.”

Disclosure of personal interests of a controlling shareholder and approval of certain transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company.  In the context of a transaction involving a shareholder of the company, the definition of “controlling shareholder” also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold), but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. For this purpose, the holdings of all shareholders who have a personal interest in the approval of the same transaction will be aggregated.

Under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services, whether directly or indirectly, by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, require the approval of the audit committee, the board of directors and the shareholders, in that order. Transactions concerning the compensation terms of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the compensation committee, the board of directors and the shareholders, in that order. The shareholder approval must meet one of the following requirements:

•
at least a majority of the shares held by shareholders who have no personal interest in the matter who are present and voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the matter who are present and vote against the transaction represent no more than 2% of the voting rights in the company.

The terms of service and employment of a controlling shareholder approved by the compensation committee and board of directors shall be in accordance with the compensation policy of the company. Nonetheless, the compensation committee and the board of directors may, in special circumstances, approve a compensation arrangement of a controlling shareholder that does not comply with the company’s compensation policy, provided that (i) the compensation committee and, thereafter, the board of directors approve such terms, based on, among other things, the considerations and mandatory requirements with respect to a compensation policy set forth in the Companies Law and (ii) the shareholders have approved the terms by means of the Special Majority for Compensation.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval, in the same manner described above, is required once every three years, unless, with respect to transactions not involving the receipt of services or compensation can be approved for a longer term, the audit committee determines that the duration of the transaction for such longer term is reasonable given the related circumstances.

Pursuant to regulations promulgated under the Israeli Companies Law, certain transactions, including with respect to compensation, with a controlling shareholder or his or her relative, or with directors or other office holders, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval under certain conditions.

Approval of Significant Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders by a simple majority. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder (within the meaning of the Companies Law) or if all of the following conditions are met: (i) the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance; (ii) some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and (iii) the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights. However, pursuant to the Relief Regulations, the foregoing shareholder approval requirements shall not apply to a company whose shares are listed on an exchange outside Israel or dual listed on the TASE and a foreign exchange referenced in the second or third addendum to the Israeli Securities Law (which include, among others, the Nasdaq), if the law of the foreign jurisdiction sets forth requirements regarding the approval of private placements and the company complies with such requirements as they apply to companies incorporated in such foreign jurisdiction.

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

D. Employees

As of March 16, 2025, we had 24 full-time employees and 4 part-time employees, all of whom are employed in Israel. Of our employees, 11 hold M.D. or Ph.D. degrees.

	December 31,
	2022	2023	2024

Management and administration	12	12	8
Research and development	29	29	19
Commercialization and business development	8	38	1
Total	49	79	28

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

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

Equity Compensation Plan

2003 Amended and Restated Share Incentive Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Incentive Plan, or the Plan. In August 2013, our board of directors approved certain amendments to the Plan and extended the term of the Plan until November 2023, and the Plan was renamed as the BioLineRx Ltd. 2003 Amended and Restated Share Incentive Plan. In January 2016, our board of directors approved amendments to the Plan in order to permit the granting RSUs and PSUs to eligible grantees. In November 2023, our board of directors approved a six-month extension of the term of the Plan until May 2024 and, in May 2024, our board of directors approved a further extension until May 2044. References below to the “Plan” refer to the Plan as amended in August 2013, January 2016, November 2023 and May 2024.

The Plan provides for the granting of options, ordinary shares, RSUs and PSUs to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for equity grants to be made at the determination of our board of directors in accordance with applicable law. As of March 16, 2025, options to purchase 107,746,200 ordinary shares or 179,577 ADSs, an aggregate 13,832,400 PSUs or 23,054 ADSs and an aggregate of 9,588,600 RSUs or 15,981 ADSs were outstanding under the Plan.

From time to time, our board of directors has approved an increase in the number of shares reserved for the purpose of equity grants pursuant to the Plan. As of March 16, 2025, 68.9 million ordinary shares, or 0.1 million ADSs, were reserved for future issuance under the Plan.

The Plan is administered by our board of directors for the purposes of making equity grants and approving the terms of those grants, including, exercise price (in the case of options), vesting schedule, acceleration of vesting and the other matters necessary in the administration of the Plan. Equity grants made under the Plan to eligible employees and office holders who are Israeli residents are made under Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961, or the Israeli Tax Ordinance, pursuant to which the securities granted must be allocated or issued to a trustee and be held in trust for two years from the date of grant. Under Section 102 of the Israeli Tax Ordinance, any tax payable by an employee from the grant of securities or the exercise of options or vesting of RSUs or PSUs is deferred until the transfer of the securities (or ordinary shares issued upon the exercise of options or the vesting of RSUs or PSUs) by the trustee to the employee or upon the sale of the securities or ordinary shares, as the case may be, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

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

There was no erroneously awarded compensation that was required to be recovered pursuant to the BioLineRx Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2024.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 16, 2025 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 16, 2025 of each of our current directors and executive officers individually and as a group. The percentages shown are based on 2,232,601,990 ordinary shares issued and outstanding as of March 26, 2025.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All ordinary shares subject to options currently exercisable or exercisable into ordinary shares within 60 days of March 26, 2025, and underlying restricted stock units, or RSUs, and performance stock units, or PSUs, that shall vest within 60 days of March 26, 2025, are deemed to be outstanding and beneficially owned by the shareholder holding such options or PSUs for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or PSU. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

	Number of
	Ordinary Shares
	Beneficially	Percent of
	Held	Class

5% or Greater Shareholder

Hong Seng Technology Limited(1)	102,437,055	4.6%
Intracoastal Capital LLC(2)	102,236,115	4.6%

Directors

Aharon Schwartz(3)	6,071,400	*
B.J. Bormann(4)	2,366,400	*
Rami Dar(5)	1,917,600	*
Raphael Hofstein(6)	2,366,400	*
Avraham Molcho(7)	2,366,400	*
Sandra Panem(8)	2,366,400	*
Shaoyu Yan	-
Gal Cohen (9)	342,600	*

Executive officers

Philip A. Serlin(10)	16,166,400	*
Mali Zeevi(11)	4,279,200	*
Ella Sorani(12)	4,176,000	*
All directors and executive officers as a group (11 persons)(13)	42,418,800	1.1%

* Less than 1.0%.

(1)
Based on Schedule 13D filed with the SEC on October 26, 2023. According to the Schedule 13D, includes 170,728 ADS, representing 102,437,055 ordinary shares held by Hong Seng Technology Limited.  Lepu (Hong Kong) Co., Limited holds 66.67% equity interest of Hong Seng Technology Limited.  Lepu Holdings Limited holds 99.5% equity interest of Lepu (Hong Kong) Co., Limited.  Lepu Medical (Europe) Cooperatief U.A. holds 100% equity interest of Lepu Holdings Limited. Lepu Medical Technology (Beijing) Co., Ltd. holds 99.95% equity interest of Lepu Medical (Europe) Cooperatief U.A. Lepu Medical Technology (Beijing) Co., Ltd. is a company publicly listed on Shenzhen Stock Exchange in the PRC (300003.SZ).

(2)
Based on Schedule 13G filed with the SEC on January 10, 2025. According to the Schedule 13G, includes (i) 3,125 ADSs representing 1,875,000 ordinary shares and (ii) 45,394 ADSs representing 27,236,115 ordinary shares issuable upon exercise of a warrant issued in January 2025. Mitchell P. Kopin  and Daniel B. Asher, each of whom are managers of Intracoastal Capital LLC, or Intracoastal, have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by Intracoastal. The warrant is subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the shareholder from exercising that portion of the warrant that would result in the shareholder and its affiliates owning, after exercise, a number of shares in excess of the beneficial ownership limitation. The principal business office of Intracoastal is 245 Palm Trail, Delray Beach, FL 33483.

(3)
Includes 3,705,000 ordinary shares and 2,366,400 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 26, 2025. Does not include 1,937,400 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 26, 2025.

(4)
Includes 2,366,400 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 26, 2025. Does not include 1,937,400 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 26, 2025.

(5)
Includes 1,917,600 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 26, 2025. Does not include 1,937,400 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 26, 2025.

(6)
Includes 2,366,400 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 26, 2025. Does not include 1,937,400 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 26, 2025.

(7)
Includes 2,366,400 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 26, 2025. Does not include 1,937,400 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 26, 2025.

(8)
Includes 2,366,400 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 26, 2025. Does not include 1,937,400 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 26, 2025.

(9)
Includes 342,600 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 26, 2025. Does not include 1,712,400 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 26, 2025.

(10)
Includes 171,600 ordinary shares and 15,994,800 ordinary shares issuable upon exercise of outstanding options and PSUs currently exercisable or exercisable within 60 days of March 26, 2025. Does not include 6,006,000 ordinary shares issuable upon exercise of outstanding options and PSUs that are not exercisable within 60 days of March 26, 2025.

(11)
Includes 329,400 ordinary shares and 3,949,800 ordinary shares issuable upon exercise of outstanding options and PSUs currently exercisable or exercisable within 60 days of March 26, 2025. Does not include 1,441,200 ordinary shares issuable upon exercise of outstanding options and PSUs that are not exercisable within 60 days of March 26, 2025.

(12)
Includes 66,600 ordinary shares and 4,109,400 ordinary shares issuable upon exercise of outstanding options and PSUs currently exercisable or exercisable within 60 days of March 26, 2025. Does not include 1,441,200 ordinary shares issuable upon exercise of outstanding options and PSUs that are not exercisable within 60 days of March 26, 2025.

(13)	See footnotes (3)-(12) for certain information regarding beneficial ownership.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report on Form 20-F, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

None of our shareholders has different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Record Holders

Bank of New York Mellon, or BNY, is the holder of record for the Company’s American Depositary Receipt program, pursuant to which each ADS represents 600 ordinary shares. As of March 16, 2025, BNY held 1,670,120,400 ordinary shares representing 74.8% of our issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, have been a party since January 1, 2024.

Agreements with Directors and Officers

Employment Agreements

We have entered into employment agreements with each of our executive officers. See “Item 6.B. Directors, Senior Management and Employees — Compensation.”

Options and Restricted Share Units.

We have granted, from time to time, options to purchase our ordinary shares, RSUs and PSUs to our executive officers and directors. We describe our share incentive plan under “Item 6.E. Directors, Senior Management and Employees—Share Ownership—Equity Compensation Plan.”

Exculpation, Insurance and Indemnification

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

Gloria License Agreement and Securities Purchase Agreement

On August 27, 2023, we entered into the Gloria License Agreement with HST and Gloria, collectively, the Purchaser Party, pursuant to which we granted HST an exclusive, royalty-bearing, sublicensable license with respect to the intellectual property rights and know-how associated with motixafortide in order to develop and commercialize motixafortide in Asia (other than Israel and certain other countries) and to engage and authorize Gloria to perform services under the Gloria License Agreement in such territory. In connection with the Gloria License Agreement, on August 27, 2023, we also entered into a securities purchase agreement with HST and Gloria pursuant to which we agreed to sell and issue to HST, in a private placement, an aggregate of 170,728 of our ADSs. Aggregate gross proceeds from the sale were approximately $14.6 million. In connection with the closing of the private placement, Dr. Shaoyu Yan, a nominee of HST, was appointed to our board of directors to serve as one of our Class III directors until our annual general meeting of shareholders to be held in 2026. The appointment was made effective in November 2023. In addition, effective as of the annual general meeting to be held in 2026 and for so long as the Purchaser Party is the owner of at least 5% of our issued and outstanding ordinary shares, the Purchaser Party shall have the right, but not the obligation, to nominate one person for election by our shareholders to serve as a member of our board of directors, provided that such nominee provides the requisite certifications required for appointment as a director of a public company under Israeli law.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Securities Class Action Complaints

On January 5, 2023, a putative securities class action complaint captioned Winston Peete v. BioLineRx Ltd. and Philip A. Serlin (Case no: Case 2:23-cv-00041 was filed in the U.S. District Court for the District of New Jersey by purported shareholder Winston Peete, naming us and our chief executive officer, Mr. Serlin, as defendants. The complaint asserted violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, claiming that the defendants made false and materially misleading statements and failed to disclose material adverse facts pertaining to our financial position with regard to the development of motixafortide and that we would require a loan and a securities offering to commercialize motixafortide. The complaint asserted a putative class period of February 23, 2021 to September 19, 2022, inclusive, and sought certification as a class action and an unspecified amount of damages. On July 5, 2023, plaintiffs filed an amended complaint alleging the same claims and adding the Company’s Chief Financial Officer, Mali Zeevi, as a defendant. On September 5, 2023, defendants filed a motion to dismiss the amended complaint in its entirety, and on July 15, 2024, the court granted the order to dismiss without prejudice. The plaintiffs did not file an amended claim by the deadline, which passed on August 14, 2024. In addition, on February 5, 2023, we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006, which was filed against us and Mr. Serlin in the Tel Aviv District Court (Economic Division). The motion asserts substantially similar allegations as the U.S. action described above. The motion asserts to define the class as all shareholders who held the company's securities traded on the TASE, on September 19, 2022 and the class period relates to the company's statements between February 23, 2021, and September 19, 2022. The total amount claimed, if the lawsuit is certified as a class action, as set forth in the motion is approximately NIS 113.5 million (approximately $32 million). On December 10, 2024, the Tel Aviv District Court (Economic Division) granted an order to dismiss the claim.

Biokine Claim

On June 16, 2024, Biokine filed a complaint with the District Court of Jerusalem against us. The complaint alleges breach of contract and a purported failure to make certain payments to Biokine under our in-licensing agreement with Biokine for motixafortide. The lawsuit seeks compensatory damages in the amount of approximately $6.5 million and a declaratory judgment in favor of Biokine.  We filed a statement of defense on November 17, 2024. We believe the claim is without merit and intend to vigorously defend ourselves against such action. On November 20, 2024, we and Biokine entered into an agreement to refer the dispute to arbitration.

Dividend Distributions

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We currently intend to reinvest any future earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years (referred to as the “profit test”), in either case provided that we reasonably believe that the dividend will not render us unable to meet our existing and foreseeable obligations when due (referred to as the “solvency test”).  Notwithstanding the foregoing, in the event that a company does meet the profit test, dividends may be paid with the approval of a court, provided that the court is convinced that the company meets the solvency test.  However, in accordance with the Relief Regulations, as a company whose shares are dual listed on the TASE and a foreign exchange referenced in the second or third addendum to the Israeli Securities Law (which include, among others, the Nasdaq), our board of directors may resolve to distribute a dividend by way of a share repurchase program (buy-back) if the company does not meet the profit test without seeking the approval of the court, subject to the following: (i) the company meets the solvency test; and (ii) we provide a notice to certain creditors regarding our intention to distribute a dividend by way of a share repurchase program in accordance with the notice requirements set forth in the Relief Regulations and no such creditor submits an objection within 30 days of the notice (otherwise, court approval would be required for such distribution in accordance with the requirements of the Companies Law). For information regarding taxation of dividends, see “Item 10E. Additional Information — Taxation — Israeli Tax Considerations.”

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report on Form 20-F. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.2 to this Annual Report on Form 20-F and is incorporated by reference into this Annual Report on Form 20-F.

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

Shareholders entitled to participate and vote at our general meetings are the shareholders of record on a date to be determined by the board of directors, which, according to the Relief Regulations, as a company dual listed on the TASE and the Nasdaq, may be between 4 and 60 days prior to the date of the meeting.

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

C. Material Contracts

We have not entered into any material contract within the two years prior to the date of this Annual Report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described elsewhere in this Annual Report on Form 20-F.

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

As of December 31, 2024, the tax loss carryforwards of BioLineRx were approximately $343 million with no expiration date.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel (individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% if such person is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at the source, unless a lower rate is provided in the Israeli Tax Ordinance and/or regulations promulgated thereunder or under a tax treaty between Israel and the shareholder’s country of residence and subject to the receipt in advance of a valid certificate from the Israeli Tax Authorities.

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

Taxation of Capital Gains.  Israeli law imposes a capital gains tax on the sale or exchange of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale or exchange of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available pursuant to the Israeli Tax Ordinance or the regulations thereunder or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise and subject to the receipt in advance of a valid certificate from the Israeli Tax Authorities. The law distinguishes between real capital gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real capital gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus is generally exempt from tax.

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

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months (or within 30 days of the sale if the seller is not otherwise required to file a tax return in Israel). However, if all tax due was withheld at source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax returns.

Excess Tax. Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax on taxable income exceeding a certain threshold in a tax year (NIS 698,280 NIS 698,280 for 2023 and NIS 721,560 for 2024 and 2025), at the rate of 3% on any such taxable income prior to January 1, 2025 and commencing January 1, 2025, at the rate of 3% of any such active taxable income and 5% of any such passive taxable income. For this purpose, passive taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Certain Material U.S. Federal Income Tax Considerations

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

Ownership of ADSs

For U.S. federal income tax purposes, we expect that a holder of ADSs generally should be treated as the owner of the ordinary shares represented by such ADSs. As a result, gain or loss is generally not expected to be recognized on account of exchanges of ordinary shares for ADSs, or of ADSs for ordinary shares.

Taxation of U.S. Investors

The discussions under “— Distributions,” and under “— Sale, Exchange or Other Disposition of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC for the taxable year ending December 31, 2025, and it is possible that we will be a PFIC for the taxable year ending December 31, 2025 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

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

As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in orders to be considered a creditable tax for a U.S. investor. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. Since the rules governing foreign tax credits are complex, U.S. Investors should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on the ordinary shares and ADSs will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Investors with respect to dividends received from U.S. corporations.

Distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Any dividend paid by us in a taxable year in which we are a PFIC (or with respect to which we were a PFIC in the preceding taxable year) will be subject to tax at regular ordinary income rates. As mentioned above, we believe we may have been a PFIC for our 2024 taxable year and have not determined whether we will be a PFIC for our 2025 taxable year.  U.S. Investors should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares and ADSs.

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

We believe that we were a PFIC for U.S. federal income tax purposes during certain prior taxable years, and that we may have been a PFIC for the year ended December 31, 2024. We have not determined whether we will be a PFIC for the taxable year ending December 31, 2025. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for taxable year ending December 31, 2025 or in any subsequent year. Upon request, we intend to annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

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

A U.S. Investor makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we intend to annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we are a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Investors to make a QEF election. A QEF election will not apply to any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Each U.S. Investor is encouraged to consult its own tax advisor with respect to tax consequences of a QEF election with respect to us.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our filings with the SEC are available to the public through the SEC’s website at www.sec.gov.  Our SEC filings are also generally available on the ISA’s website at www.magna.isa.gov.il and the TASE’s website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ON MARKET RISK

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, interest rate risk, foreign exchange risk, liquidity risk and credit risk, as discussed below. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. See Note 3 to our consolidated financial statements, which are included elsewhere in this Annual Report on Form 20-F, for further discussion of our exposure to these risks.

Risk of Interest Rate Fluctuation

Our investments consist primarily of cash, cash equivalents and short-term bank deposits. We may also invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal, while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities of our investments to date, their carrying value has always approximated their fair value. It is our policy to hold investments to maturity in order to limit our exposure to interest rate fluctuations.

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

Description of the ADSs

Each of our ADSs represents 600 of our ordinary shares deposited with the principal Tel Aviv office of Bank Leumi Le-Israel, as Custodian for the Depositary. Our ADSs trade on Nasdaq.

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

Charges of Depositary

We will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between us and the Depositary from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the deposit agreement):

•	taxes and other governmental charges;

•	any applicable transfer or registration fees;

•	certain cable, telex and facsimile transmission charges as provided in the deposit agreement;

•	any expenses incurred in the conversion of foreign currency;

•	a fee of $5.00 or less per 100 ADSs (or a portion thereof) for the execution and delivery of ADRs and the surrender of ADRs, including if the deposit agreement terminates;

•	a fee of $.01 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee for the distribution of securities pursuant to the deposit agreement;

•	in addition to any fee charged for a cash distribution, a fee of $.01 or less per ADS (or portion thereof) per annum for depositary services;

•	a fee for the distribution of proceeds of rights that the Depositary sells pursuant to the deposit agreement; and

•	any other charges payable by the Depositary, any of the Depositary’s agents, or the agents of the Depositary’s agents in connection with the servicing of ordinary shares or other Deposited Securities.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report on Form 20-F, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

c.	Attestation Report of Registered Public Accounting Firm

Not applicable (we are exempt from this requirement due to our status under the Exchange Act as a non-accelerated filer as of the current time).

d.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERTS

Our board of directors has determined that Mr. Rami Dar is an audit committee financial expert. Mr. Dar is one of our independent directors for the purposes of the Nasdaq Rules.

ITEM 16B.  CODE OF ETHICS

In July 2011, our board of directors adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that applies to all our employees, including without limitation our CEO, CFO and controller. Our Code of Conduct may be viewed on our website at www.biolinerx.com. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference into this Annual Report on Form 20-F. A copy of our Code of Conduct may be obtained, without charge, upon a written request addressed to our investor relations department, 2 HaMa’ayan Street, Modi’in 7177871, Israel (Telephone no. +972-8-642-9100) (e-mail: info@BioLineRx.com).

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm.

	Year Ended December 31,
	2023	2024
Services Rendered	(in thousands of U.S. dollars)

Audit Fees(1)	130	160
Audit-Related Fees(2)	17	40
Tax Fees(3)	52	41
Total	199	211

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related services relate to reports to the IIA and work regarding a public listing or offering.

(3)	Tax fees relate to tax reports for BioLineRx USA, Inc., tax compliance, planning and advice.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

The Nasdaq Rules permit listed companies that are foreign private issuers, such as us, to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq Rules with limited exceptions.

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

•
Compensation of Officers. We follow Israeli law and practice with respect to the approval of officer compensation, pursuant to which transactions with office holders regarding their terms of office and employment generally require the approval of the compensation committee, the board of directors and under certain circumstances (such as if the officer is a director or controlling shareholder) the shareholders, either in accordance with our compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. See “Item 6.C— Directors, Senior Management and Employees — Board Practices — Compensation Committee” for information regarding the Compensation Committee, and “Item 6.C — Directors, Senior Management and Employees — Approval of Related Party Transactions under Israeli Law” for information regarding the approvals required with respect to approval of terms of office and employment of office holders, pursuant to the Companies Law.

•
Approval of Related Party Transactions.  We follow Israeli law and practice with respect to the approval of interested party acts and transactions, as set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which generally require the approval of the audit committee, the board of directors and, under certain circumstances (such as if the transaction is with a controlling shareholder or another party in which the controlling shareholder has a personal interest) the shareholders, as may be applicable, for specified transactions. See “Item 6.C— Directors, Senior Management and Employees —Board Practices — Approval of Related Party Transactions under Israeli Law” for information regarding the approvals required with respect to approval of related party transactions pursuant to the Companies Law.

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

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see “Item 3.D — Key Information - Risks Related to our Ordinary Shares and ADSs - As a foreign private issuer, we follow certain home country corporate governance practices instead of applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.”

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers, employees and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq Rules. A copy of the Insider Trading Policy is included as Exhibit 11.1 to this Annual Report on Form 20-F. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

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

We engage a third party to provide operational support for cybersecurity risks. This forms a critical part of our risk management strategy, facilitating effective management and mitigation of risks, and ensuring adherence to applicable regulatory and industry standards.

Overall, we believe that we have established a robust framework for confidentiality, integrity, and availability of information, adhering to relevant security standards, practices, and compliance requirements. In addition, we maintain insurance to help protect against risks associated with cybersecurity threats. As of the date of this report, we do not believe that any risks from cybersecurity threats have materially affected, or are reasonably likely to materially affect, us, including our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D. Key Information — Risk Factors – Risks Related to Our Industry – Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.” in this Annual Report on Form 20-F.

Governance

Our audit committee oversees our cybersecurity program and helps guide our strategy for managing cybersecurity risks in the context of our overall risk management system. Our cybersecurity program is managed by our Chief Financial Officer and our internal IT team, who is responsible for leading enterprise-wide cybersecurity strategy, protocols, framework, standards and processes. The Chief Financial Officer reports to our board of directors, as well as our Chief Executive Officer and other members of senior management as appropriate.

ITEM 17.  FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.  FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm.

ITEM 19.  EXHIBITS

Exhibit Number	Exhibit Description
1.1*	Articles of Association, as amended October 1, 2024
2.2*	Description of Securities Registered under Section 12
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

4.14(11)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV
4.15†	Amendment No. 2 to Clinical Trial Collaboration and Supply Agreement entered into as of July 24, 2018 between the Registrant and Merck Sharp & Dohme B.V.
4.16(3)†	Amended and Restated Exclusive License Agreement entered into as of April 30, 2013 between the University of Massachusetts and Agalimmune Ltd.
4.17†	Patent and Know-how License Agreement entered into as of September 19, 2017 between Kode Biotech Limited and Agalimmune Ltd.
4.18†	Second Amendment Agreement entered into as of October 16, 2018 between the University of Massachusetts and Agalimmune Ltd.
4.19†	Amendment No. 1 to License Agreement entered into as of June 18, 2018 between the Registrant and Wartner Europe BV
4.20(9)	First Addendum to License Agreement entered into as of October 16, 2019 by and between the Registrant and Biokine Therapeutics Ltd., as amended.

4.21(12)	Form of Warrant issued February 7, 2019
4.22(13)	Form of Underwriter Warrant to be issued by BioLineRx Ltd. on January 22, 2021
4.23(14)	At-the-Market Sales Agreement, dated September 3, 2021, between BioLineRx Ltd. and H.C. Wainwright & Co., LLC
4.24(15)	Agreement for the Provision of a Loan Facility entered into as of September 14, 2022, by and between the Registrant and Kreos Capital VII Aggregator SCSP
4.25(16)	Form of Securities Purchase Agreement dated as of September 18, 2022 between the Registrant and the investors listed therein
4.26(16)	Form of Warrant issued by the Registrant on September 21, 2022
4.2716)	Form of Placement Agent Warrant issued by the Registrant on September 21, 2022
4.28(18)†	License Agreement dated as of August 27, 2023 between the BioLineRx Ltd., Guangzhou Gloria Biosciences Co., Ltd. and Hong Seng Technology Limited
4.29(18)†	Securities Purchase Agreement dated as of August 27, 2023 between the BioLineRx Ltd., Hong Seng Technology Limited and Guangzhou Gloria Biosciences Co., Ltd.
4.30(20)	Form of Securities Purchase Agreement dated as of March 28, 2024 between BioLineRx Ltd. and the investors listed therein
4.31(20)	Form of Warrant issued by BioLineRx Ltd. on April 1, 2024
4.32(21)†	Form of License Agreement dated as of November 20, 2024, between BioLineRx Ltd. and Ayrmid Pharma Ltd.
4.33(21)
Form of First Amendment dated as of November 14, 2024, to the Agreement for the Provision of a Loan Facility entered into as of September 14, 2022, by and between BioLineRx Ltd. and Kreos Capital VII Aggregator SCSP

4.34(21)	Form of Securities Purchase Agreement dated as of November 20, 2024, between BioLineRx Ltd. and the Investors signatory thereto
4.35(21)	Form of Pre-Funded Warrant issued by BioLineRx Ltd. on November 21, 2024
4.36(21)	Form of Ordinary Warrant issued by BioLineRx Ltd. on November 21, 2024
4.37(22)	Form of Securities Purchase Agreement dated as of January 6, 2025, between BioLineRx Ltd. and the investors signatory thereto
4.38(22)	Form of Pre-Funded Warrant issued by BioLineRx Ltd. on January 7, 2025
4.39(22)	Form of Ordinary Warrant issued by BioLineRx Ltd. on January 7, 2025
4.40*	Form of Placement Agent Warrant issued by BioLineRx Ltd. on January 7, 2025
8.1(17)	List of Subsidiaries of BioLineRx Ltd.
11.1*	Insider Trading Policy
12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant
97.1(19)	BioLineRx Ltd. Executive Officer Clawback Policy
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

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2017.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(5)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 10, 2016.

(6)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on May 31, 2016.

(7)	Incorporated by reference to the Registrant’s Form 6-K filed on October 3, 2018.

(8)	Incorporated by reference to the Registrant’s Form 6-K filed on May 27, 2022.

(9)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 12, 2020.

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

(11)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on September 22, 2015.

(12)	Incorporated by reference to the Registrant’s Form 6-K filed on February 7, 2019.

(13)	Incorporated by reference to the Registrant’s Form 6-K filed on January 21, 2021.

(14)	Incorporated by reference to the Registrant’s Form 6-K filed on September 3, 2021.

(15)	Incorporated by reference to the Registrant’s Form 6-K filed on September 15, 2022.

(16)	Incorporated by reference to the Registrant’s Form 6-K filed on September 21, 2022.

(17)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 16, 2022.

(18)	Incorporated by reference to the Registrant’s Form 6-K filed on August 30, 2023.

(19)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 26, 2024.

(20)	Incorporated by reference to the Registrant’s Form 6-K filed on April 1, 2024.

(21)	Incorporated by reference to the Registrant’s Form 6-K filed on November 21, 2024.

(22)	Incorporated by reference to the Registrant’s Form 6-K filed on January 7, 2025.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Date: March 31, 2025

BioLineRx Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of BioLineRx Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BioLineRx Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Intellectual Property Impairment Assessment

As described in Notes 4 and 9 to the consolidated financial statements, the Company's intangible assets relating to its intellectual property used for development services was $10.2 million as of December 31, 2024. Management conducts an annual impairment test, or more frequently if events or circumstances indicate that the carrying value of the intellectual property may be impaired. Potential impairment is identified by comparing the recoverable amount of the intellectual property to its carrying value. Value in use to the Company is estimated by management using a discounted cash flow model. Management's cash flow projections included significant judgments and assumptions relating to the weighted average cost of capital and the amount and timing of projected future cash flows.

The principal considerations for our determination that performing procedures relating to the intellectual property impairment assessment is a critical audit matter are (i) the significant judgment by management in developing the weighted average cost of capital and the amount and timing of projected future cash flows; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the weighted average cost of capital and the amount and timing of projected future cash flows ; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included among others: (i) testing management’s process for developing the value in use estimate; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness, accuracy, and relevance of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management, related to the weighted average cost of capital and the amount and timing of projected future cash flows. Evaluating management’s assumptions related to the weighted average cost of capital and the amount and timing of projected future cash flows involved evaluating whether the assumptions used by management were reasonable considering the consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the weighted average cost of capital assumption.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Ltd.

Tel Aviv, Israel
March 31, 2025

We have served as the Company's auditor since 2003.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31,
		2023	2024
		in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5	4,255	10,436
Short-term bank deposits	6	38,739	9,126
Trade receivables		358	2,476
Prepaid expenses		1,048	443
Other receivables	20a	830	1,478
Inventory	7	1,953	3,145
Total current assets		47,183	27,104

NON-CURRENT ASSETS
Property and equipment, net	8	473	386
Right-of-use assets, net	10	1,415	967
Intangible assets, net	9	14,854	10,449
Total non-current assets		16,742	11,802
Total assets		63,925	38,906

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	11	3,145	4,479
Contract liabilities	16	12,957	-
Accounts payable and accruals:
Trade	20b	10,869	5,583
Other	20b	3,353	3,131
Current maturities of lease liabilities	10	528	522
Warrants	12c	11,932	1,691
Total current liabilities		42,784	15,406

NON-CURRENT LIABILITIES
Long-term loan, net of current maturities	11	6,628	8,958
Lease liabilities	10	1,290	1,081
Total non-current liabilities		7,918	10,039

COMMITMENTS AND CONTINGENT LIABILITIES	15
Total liabilities		50,702	25,445

EQUITY	12
Ordinary shares		31,355	38,097
Share premium		355,482	353,693
Warrants		1,408	5,367
Capital reserve		17,000	17,547
Other comprehensive loss		(1,416)	(1,416)
Accumulated deficit		(390,606)	(399,827)
Total equity		13,223	13,461
Total liabilities and equity		63,925	38,906

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,
		2022	2023	2024
		in USD thousands

REVENUES:
License revenues	16, 17	-	4,610	22,917
Product sales, net		-	190	6,023
Total revenues		-	4,800	28,940
COST OF REVENUES	20c	-	(3,692)	(9,263)
GROSS PROFIT		-	1,108	19,677
RESEARCH AND DEVELOPMENT EXPENSES	20d	(17,629)	(12,519)	(9,149)
SALES AND MARKETING EXPENSES	20e	(6,462)	(25,270)	(23,605)
GENERAL AND ADMINISTRATIVE EXPENSES	20f	(5,066)	(6,310)	(6,321)
IMPAIRMENT OF INTANGIBLE ASSETS	9	-	(6,703)	(1,010)
OPERATING LOSS		(29,157)	(49,694)	(20,408)
NON-OPERATING INCOME (EXPENSES), NET	20g	5,670	(10,819)	18,435
FINANCIAL INCOME	20h	694	2,068	1,871
FINANCIAL EXPENSES	20i	(2,158)	(2,169)	(9,119)
LOSS AND COMPREHENSIVE LOSS		(24,951)	(60,614)	(9,221)

		in USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED	14	(0.03)	(0.06)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	14	773,956,973	963,365,525	1,198,107,761

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2022	21,066	339,346	975	13,157	(1,416)	(305,041)	68,087
CHANGES IN 2022:
Issuance of share capital and warrants, net	6,029	(1,007)	433	-	-	-	5,455
Employee stock options exercised	5	14	-	(14)	-	-	5
Employee stock options expired	-	623	-	(623)	-	-	-
Share-based compensation	-	-	-	2,245	-	-	2,245
Comprehensive loss for the year	-	-	-		-	(24,951)	(24,951)
BALANCE AT DECEMBER 31, 2022	27,100	338,976	1,408	14,765	(1,416)	(329,992)	50,841
CHANGES IN 2023:
Issuance of share capital, net	3,242	10,847	-	-	-	-	14,089
Warrants exercised	1,000	5,559	-	-	-	-	6,559
Employee stock options exercised	13	45	-	(31)	-	-	27
Employee stock options expired	-	55	-	(55)	-	-	-
Share-based compensation	-	-	-	2,321	-	-	2,321
Comprehensive loss for the year	-	-	-	-	-	(60,614)	(60,614)
BALANCE AT DECEMBER 31, 2023	31,355	355,482	1,408	17,000	(1,416)	(390,606)	13,223
CHANGES IN 2024:
Issuance of share capital and warrants, net	4,712	(3,060)	6,650	-	-	-	8,302
Pre-funded warrants exercised	2,009	682	(2,691)	-	-	-	-
Employee stock options exercised	21	50	-	(49)	-	-	22
Employee stock options expired	-	539	-	(539)	-	-	-
Share-based compensation	-	-	-	1,135	-	-	1,135
Comprehensive loss for the year	-	-	-	-	-	(9,221)	(9,221)
BALANCE AT DECEMBER 31, 2024	38,097	353,693	5,367	17,547	(1,416)	(399,827)	13,461
The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2022	2023	2024
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Loss	(24,951)	(60,614)	(9,221)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(1,289)	38,006	(34,652)
Net cash used in operating activities	(26,240)	(22,608)	(43,873)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(44,000)	(47,588)	(26,350)
Maturities of short-term deposits	48,322	49,329	55,778
Purchase of property and equipment	(131)	(116)	(53)
Purchase of intangible assets	(185)	(181)	(1)
Net cash provided by investing activities	4,006	1,444	29,374

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	14,359	14,089	16,357
Exercise of warrants	-	2,928	-
Employee stock options exercised	5	27	22
Proceeds from long-term loan, net of issuance costs	9,126	-	19,223
Repayments of loan	(2,832)	(1,543)	(14,433)
Repayments of lease liabilities	(220)	(445)	(511)
Net cash provided by financing activities	20,438	15,056	20,658

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,796)	(6,108)	6,159
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	12,990	10,587	4,255
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(607)	(224)	22
CASH AND CASH EQUIVALENTS - END OF YEAR	10,587	4,255	10,436
The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2022	2023	2024
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	654	1,384	4,065
Exchange differences on cash and cash equivalents	607	224	(22)
Fair value adjustments of warrants	(6,425)	11,054	(18,965)
Share-based compensation	2,245	2,321	1,135
Interest and exchange differences on short-term deposits	(672)	15	185
Interest on loan	1,117	1,148	(1,126)
Warrant issuance costs	171	-	669
Exchange differences on lease liabilities	(224)	(42)	(31)
Intangible assets impairment	-	6,703	1,010
Loss on abandonment of right-of-use asset	-	-	246
	(2,527)	22,807	(12,834)
Changes in operating asset and liability items:
Increase in trade receivables	-	(358)	(2,118)
Increase in inventory	-	(1,953)	(1,192)
Increase in prepaid expenses and other receivables	(650)	(959)	(43)
Increase (decrease) in accounts payable and accruals	1,888	5,512	(5,508)
Increase (decrease) in contract liabilities	-	12,957	(12,957)
	1,238	15,199	(21,818)
	(1,289)	38,006	(34,652)

Supplemental information on interest received in cash	342	2,020	1,992
Supplemental information on interest paid in cash	593	1,111	10,387

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	706	149	327
Warrant issuance costs	262	-	-
Purchase of property and equipment	28	-	-
Fair value of exercised warrants (portion related to accumulated fair value adjustments)	-	3,631	-
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

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange. Each ADS represents 600 ordinary shares.

The Company has two substantially wholly owned subsidiaries: (i) BioLineRx USA, Inc., incorporated in the U.S., and engaged in commercialization activities associated with the launch of motixafortide for stem-cell mobilization in the U.S.; and (ii) Agalimmune Ltd., incorporated in the United Kingdom, and engaged in clinical development activities with a focus on the field of immuno-oncology. In December 2023, the Company notified the former shareholders of Agalimmune Ltd. of its decision to terminate the development of AGI-134, the principal asset of Agalimmune Ltd., with an effective termination date of March 15, 2024, and, accordingly, substantially all amounts related to Agalimmune Ltd. in the consolidated financial statements were written-off in 2023. It is the intention of BioLineRx to either transfer ownership of Agalimmune Ltd. to a third party, or to liquidate it, during 2025.

In September 2023, the U.S. Food and Drug Administration (“FDA”) approved motixafortide in stem cell mobilization for autologous transplantation for multiple myeloma patients, and the Company began to independently commercialize motixafortide in the U.S.

In October 2023, the Company out-licensed the rights to motixafortide for all indications in substantially all of Asia (see Note 16), and in November 2024, the Company out-licensed the global rights (other than in Asia) to motixafortide for all indications, other than solid tumors, and closed on an equity investment (see Note 17). In connection with the November 2024 transactions, the Company shut down its independent commercialization activities in the U.S., and entered into an agreement to repay a substantial portion of its outstanding debt, as well as restructure the remaining debt balance (see Note 11). Following these actions, the Company has refocused its operations on development activities in Israel in the fields of oncology (including solid tumors) and rare diseases, at a significantly reduced annual cash burn rate.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION (cont.)

b.	War in Israel

On October 7, 2023, an unprecedented invasion was launched against Israel from the Gaza Strip by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border and other areas within the country, attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli civilian population. These attacks resulted in extensive deaths, injuries and the kidnapping of civilians and soldiers. In response, the Security Cabinet of the State of Israel declared war against Hamas, with commencement of a military campaign against the terrorist organization, in parallel to its continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization), which have escalated into a military campaign against Hezbollah, and maritime and air attacks from the Houthi movement in Yemen. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries will join the hostilities. In addition, Iran launched two direct attacks on Israel in April and October 2024, involving hundreds of drones and ballistic missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. To date, the State of Israel continues to be at war with Hamas, and has reached a ceasefire agreement with Lebanon.

The Company’s headquarters and principal development operations are located in the State of Israel. In addition, most of its key employees, officers and directors are residents of Israel. The ongoing war in Israel has not, to date, materially impacted the Company’s business or operations. Nevertheless, since this is an event beyond the Company’s control, its continuation or cessation may affect the Company’s operations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION (cont.)

c.	Going concern

The Company has incurred accumulated losses in the amount of $400 million through December 31, 2024, and it expects to continue incurring losses and negative cash flows from operations until the cash flows from its strategic partnerships reach a level to offset its ongoing development costs. In this regard, Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and seeks to maintain liquidity balances at levels that are sufficient to meet its needs. Following the out-licensing transaction, the equity investment, and the debt repayment and restructuring agreements entered into in November 2024 (see Notes 11 and 17), as well as the registered direct offering entered into in January 2025 (see Note 21). Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements through the second half of 2026.

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

Management’s plans include the realization of capital inflows from its strategic partnerships and, if and when required, raising capital through the issuance of debt or equity securities. There are no assurances, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in realizing the potential cash flows from its strategic partnerships and/or in raising capital, it may need to reduce activities, or curtail or cease operations.

d.	Change in ratio of ADSs

On January 30, 2025, the Company effected a change in the ratio of its ADSs to ordinary shares, from one ADS representing 15 ordinary shares to a new ratio of one ADS representing 600 ordinary shares. All ADSs and per ADSs amounts in these financial statements have been retroactively adjusted as if the change in ratio had been effected at the earliest date of these financial statements.

e.	Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2024 were approved by the Board of Directors on March 26, 2025, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s consolidated financial statements as of December 31, 2023 and 2024, and for each of the three years in the period ended December 31, 2024, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (hereinafter “IFRS”). The material accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise (see Note 2n).

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

Inventory is measured at the lower of cost or net realizable value. The cost of inventories includes purchase costs, packaging and labeling costs, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs necessary to make the sale. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product (see Note 1a). Before that point, a provision is made against the value to its recoverable amount; the provision is then reversed at the point when regulatory approval is received.

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

Intellectual property
The Company recognizes in its financial statements intellectual property developed by the Company to the extent that the conditions stipulated in paragraph j. below are met. Intellectual property acquired by the Company is initially measured at cost. Intellectual property used by the Company for development purposes and not yet generating revenues is not amortized and is tested annually for impairment. See f. below.

Computer software
Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software. These costs are amortized over the estimated useful lives of the software (5 years).

f.	Impairment of non-financial assets

Impairment of intellectual property is required when the Company decides to terminate or suspend the development of a project based on such intellectual property. In addition, the Company performs impairment reviews on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. Property and equipment, as well as computer software, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized equal to the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the asset’s value in use to the Company. See Note 9 for information about an impairment loss recorded in 2023 in connection with the decision to terminate the AGI-134 project, as well as an impairment loss recorded in 2024 in connection with the remaining rights to motixafortide in solid tumor indications.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICIES (cont.)

g.	Warrants

Receipts in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price or the numbers of shares to be issued are not deemed to be fixed, the warrants are classified as a derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each reporting date. The fair value changes are charged to non-operating income and expense on the statement of comprehensive loss. Issuance costs allocable to warrants classified as a liability are also recorded as non-operating expense on the statement of comprehensive loss.

h.	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

With respect to long-term loans (see Note 11), a financial liability is recognized for each tranche upon drawdown. Upon initial recognition, the effective interest rate is calculated by estimating the future cash flows, including loan principal repayments, interest and royalties, if any. The royalty feature does not meet the definition of a derivative, is not classified separately, and is not measured separately, since it is an integral part of the loan terms and conditions and cannot be transferred or settled separately from the loan.

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

Revenues from selling products

In September 2023, the FDA approved motixafortide in stem cell mobilization for autologous transplantation for multiple myeloma patients, and shortly thereafter, the Company began to independently commercialize motixafortide in the U.S. These activities terminated in November 2024, as a result of the out-licensing transaction entered into with Ayrmid Ltd. (see Note 17) and the shutdown of the Company’s U.S. commercial operations. The information below relates to the period during which the Company carried out direct sales activities.

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

In accordance with IFRS 15, the Company identified a number of performance obligations (components) in the contract – in respect of which revenue will be recognized separately for each component.

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

For more information, see Notes 16 and 17.

j.	Research and development expenses

Research expenses are charged to profit or loss as incurred. As of December 31, 2024, the Company has not yet capitalized development expenses.

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

The basic loss per share is calculated by dividing the loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares, including pre-funded warrants, outstanding during the year.

2)	Diluted

The diluted loss per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants issued to investors, as well as equity instruments granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2022, 2023 and 2024, as their effect would have been anti-dilutive.

The calculation of diluted loss per share for the years ended December 31, 2022, 2023 and 2024 does not include 347,113,402, 585,109,579 and 566,924,859 of shares underlying options and warrants, respectively, because the effect would be anti-dilutive.

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

New standards and interpretations adopted

Classification of Liabilities as Current or Non-Current (Amendment to IAS 1)

The narrow-scope amendments to IAS 1, “Presentation of Financial Statements,” clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The amendments may affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity, and must be applied retrospectively in accordance with the normal requirements in IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors.” In this regard, the amendment was applied retrospectively in these financial statements as of January 1, 2024 and, accordingly, effective with these financial statements, the Company’s warrant liabilities were classified in current liabilities.

New standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in the Financial Statements

This standard replaces the international accounting standard IAS 1, ”Presentation of Financial Statements.” As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statements of income, as follows: (1) operating profit and (2) profit before financing and tax. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes to the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statement disclosures.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2024, is immaterial (see Note 3b). The activities of the Company expose it to market risk, primarily as a result of currency risk.

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

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2024
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(87)	(45)	955	50	106
Other receivables	(52)	(27)	568	30	63
Trade payables	115	60	(933)	(67)	(141)
Other payables	154	81	(1,495)	(89)	(188)
Total NIS-linked balances	130	69	(905)	(76)	(160)
Euro-linked trade payables	(83)	(44)	(919)	48	102
Total	47	25	(1,824)	(28)	(58)

	December 31, 2023
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(132)	(69)	1,457	77	162
Short term deposit	(251)	(131)	2,758	145	306
Other receivables	(31)	(16)	344	18	38
Trade payables	243	127	(2,670)	(141)	(297)
Other payables	169	89	(1,853)	(98)	(207)
Total NIS-linked balances	(2)	0	36	1	2
Euro-linked trade payables	(117)	(61)	(1,283)	67	142
Total	(119)	(61)	(1,247)	68	144

The Company also maintains cash and cash equivalent balances in other currencies in amounts that are not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is information on the linkage of monetary items:

	December 31, 2023			December 31, 2024
	Dollar	NIS	Other currencies	Dollar	NIS	Other Currencies
	USD in thousands			USD in thousands
Assets:
Current assets:
Cash and cash equivalents	2,768	1,457	30	9,428	955	53
Short-term bank deposits	35,981	2,758	-	9,126	-	-
Other receivables	480	350	-	819	568	91
	39,229	4,565	30	19,373	1,523	144
Liabilities:
Current liabilities:
Current maturities of long-term loan	3,145	-	-	4,479	-	-
Accounts payable and accruals:
Trade	6,663	2,670	1,536	3,549	933	1,101
Other	1,500	1,853	-	1,636	1,495	-
Non-current liabilities
Long-term loan, net of current maturities	6,628	-	-	8,958	-	-
	17,936	4,523	1,536	18,622	2,428	1,101
Net balance	21,293	42	(1,506)	751	(905)	(957)

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2024, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items, deposits, and current and long-term loans), as well as warrants classified as a liability.

With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in working capital is generally close or identical to their carrying amount.

With regard to the warrants classified as a current financial liability, see Note 12c. With regard to long-term loans, see Note 11.

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

Credit risk is managed at the Company level. These risks relate to cash and cash equivalents, bank deposits, trade receivables, and other receivables.

The Company’s cash, cash equivalents and short-term bank deposits at December 31, 2023, and 2024 were deposited with highly rated major Israeli and U.S. banks. In the Company’s opinion, the credit risk associated with these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2023	2024
	in USD thousands
Assets:
Cash and cash equivalents	4,255	10,436
Short-term bank deposits	38,739	9,126
Trade receivables	358	2,476
Other receivables	830	1,478
Total	44,182	23,516

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and seeks to maintain the liquidity balances at a level that is sufficient to meet its needs.

Although the Company has succeeded in generating revenues from a number of out-licensing transactions, as well as the commercialization of its lead program, motixafortide, during 2024, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements through the second half of 2026. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions and/or raise additional funding. See also Note 1c regarding the material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

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

The fair value of the warrants, calculated based on the Black-Scholes model, was $1,691,000 as of December 31, 2024.

For more information on the parameters used to value the warrants, see Note 12c.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

e.	Changes in financial liabilities with cash flows included in financing activities

	Long-term loan	Warrants	Total
	in USD thousands
Balance as of January 1, 2022	2,757	1,859	4,616
Changes during the year 2022:
Net proceeds	9,126	9,075	18,201
Principal and interest payments	(3,177)	-	(3,177)
Amounts recognized through profit and loss	1,462	(6,425)	(4,963)
Balance as of December 31, 2022	10,168	4,509	14,677
Changes during the year 2023:
Principal and interest payments	(1,543)	-	(1,543)
Amounts recognized through profit and loss	1,148	11,054	12,202
Share premium resulting from exercise of warrants	-	(3,631)	(3,631)
Balance as of December 31, 2023	9,773	11,932	21,705
Changes during the year 2024:
Net proceeds	19,223	8,724	27,947
Principal and interest payments	(22,795)	-	(22,795)
Amounts recognized through profit and loss	7,236	(18,965)	(11,729)
Balance as of December 31, 2024	13,437	1,691	15,128

f.	Fair value measurement of warrants using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the years ended December 31, 2022, 2023 and 2024:

Warrants
in USD thousands
Balance as of January 1, 2022	1,859
Changes during 2022:
Issuances	9,075
Changes in fair value through profit and loss	(6,425)
Balance as of December 31, 2022	4,509
Changes during 2023:
Exercises	(3,631)
Changes in fair value through profit and loss	11,054
Balance as of December 31, 2023	11,932
Changes during 2024:
Issuances	8,724
Changes in fair value through profit and loss	(18,965)
Balance as of December 31, 2024	1,691

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

Impairment of indefinite-lived intangible assets

As mentioned in Notes 2f and 2e, the Company performs impairment reviews of intangible assets not subject to amortization on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment.

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

In light of the Company’s decision to terminate AGI-134, the value of its intangible asset was written off in its entirety in 2023.

As a result of an impairment review of its remaining rights to motixafortide in solid tumor indications in the fourth quarter of 2024, the Company recorded an impairment loss (see Note 9).

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont.)

License revenue recognition

In determining the amounts to be recognized as revenue relating to the out-licensing transactions with HST and Gloria, the Company was required to use significant judgement in the following matters:

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

Similar judgement (with the exception of the second and third bullets above, which were not relevant) was required in determining the amounts to be recognized as revenue relating to the out-licensing transaction with Ayrmid.

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

NOTE 5 – CASH AND CASH EQUIVALENTS

	December 31,
	2023	2024
	in USD thousands

Cash on hand and in bank	3,154	944
Short-term bank deposits	1,101	9,492
	4,255	10,436

The short-term bank deposits included in cash and cash equivalents bear interest at annual rates of between 0.70% and 5.66%.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – SHORT-TERM BANK DEPOSITS

The short-term bank deposits are primarily in dollars and bear interest at annual rates of between 4.20% and 6.63%.

NOTE 7 – INVENTORY

	December 31,
	2023	2024
	in USD thousands

Raw materials	903	-
Work-in-progress	471	2,980
Finished goods	579	165
	1,953	3,145

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2023	2024
	in USD thousands				in USD thousands				in USD thousands
Composition in 2024
Office furniture and equipment	252	-	1	251	165	27	1	191	87	60
Computers and communications equipment	1,062	17	612	467	820	83	612	291	242	176
Laboratory equipment	1,613	36	78	1,571	1,598	5	78	1,525	15	46
Leasehold improvements	2,036	-	-	2,036	1,907	25	-	1,932	129	104
	4,963	53	691	4,325	4,490	140	691	3,939	473	386

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INTANGIBLE ASSETS

 Intellectual property included the following intangible assets acquired by the Company:

-
$6.7 million originally recorded as a result of the acquisition of Agalimmune, primarily related to its main drug candidate, AGI-134 (see Note 1a). In December 2023, the Company made a decision to terminate the development of AGI-134. Accordingly, the intellectual property related to AGI-134 was written-off in the 2023 financial statements.

-
$15.0 million associated with BL-8040 were recorded following an amendment to the in-licensing agreement with Biokine Therapeutics Ltd. (“Biokine”). This amendment reduced the payments owed by the Company on sublicense receipts (as defined in the license agreement) from 40% to 20%. This intellectual property is amortized proportionally with the revenues recognized from the licensing transaction with HST and Gloria in Asia (see Note 16), and with Ayrmid for the rest of the world (excluding solid tumors) (see Note 17). During the period of self-commercialization in the U.S. of motixafortide in 2024, this intellectual property was amortized in accordance with the lifespan of the patents in the U.S. In addition, as a result of an impairment review of its remaining rights to motixafortide in solid tumor indications in the fourth quarter of 2024, the Company recorded an impairment loss of $1.0 million. Sensitivity tests on impairment of the remaining rights to motixafortide in solid tumor indications were carried out as of December 31, 2024, by increasing the WACC by 0.5% and by decreasing the annual growth rate of new cases by 0.5%. Such changes, if realized, would result in additional impairment charges of $0.7 million and $0.6 million, respectively.

Set forth below are the composition of intangible assets and the related accumulated depreciation, grouped by major classifications:

	Cost					Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Disposal	Balance at	Balance at	Additions	Deletions	Impairment	Balance at	Net book value
	beginning	during	during	during	end of	beginning	during	during	during	end of	December 31,
	of year	year	year	year	year	of year	year	year	year	year	2023	2024
			in USD thousands					in USD thousands			in USD thousands
Composition in 2023
Intellectual property	21,792	-	-	450	21,342	96	-	-	6,703	6,799	14,543	-
Computer software	801	181	-	-	982	612	59	-	-	671	311	-
	22,593	181	-	450	22,324	708	59	-	6,703	7,470	14,854	-
Composition in 2024
Intellectual property	21,342	-	-	3,323	18,019	6,799	-	-	1,010	7,809	14,543	10,210
Computer software	982	1	185	-	798	671	73	185	-	559	311	239
	22,324	1	185	3,323	18,817	7,470	73	185	1,010	8,368	14,854	10,449

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES

A.	Right-of-use assets

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2023	2024
	in USD thousands				in USD thousands				in USD thousands
Composition in 2024
Property	2,097	239	785	1,551	970	379	539	810	1,127	741
Motor vehicles	368	88	-	456	80	150	-	230	288	226
	2,465	327	785	2,007	1,050	529	539	1040	1,415	967

B.	Lease liabilities

	Balance at	Additions	Deletions	Interest expense	Exchange differences	Payments	Balance at
	beginning	during	during	during	during	during	end of
	of year	year	year	year	year	year	year
		in USD thousands
Composition in 2024
Property	1,556	239	-	208	(23)	571	1,409
Motor vehicles	262	88	-	32	(8)	180	194
	1,818	327	-	240	(31)	751	1,603

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES (cont.)

C.	Additional disclosures

1)	The Company leases two premises – its corporate headquarters and development facilities in Modi’in, Israel, and its U.S. commercial headquarters in Waltham, Massachusetts.

a.
The Company leases its premises in Israel under a lease agreement entered into in August 2014. Payments under the lease commenced in June 2015, and the initial term of the lease expired in June 2020. The lease agreement included three options to extend the lease through June 30, 2030 in the aggregate, each at a 5% increase to the preceding lease payment amount. The Company exercised its first option to extend the lease through June 30, 2025, and is currently making monthly lease payments of approximately $26,000. In December 2024, the Company notified the lessor of its intention to exercise the second lease extension option through June 30, 2028.

In addition to the monthly lease payments, the Company also pays building monthly maintenance charges of approximately $9,000.

b.
The Company leases its premises in Boston under a lease agreement entered into and commencing in October 2022. The lease term will expire in December 2025. The monthly lease fee is approximately $24,000. Following the shutdown of US operations towards the end of 2024, the full amount of the lease commitment was accrued, and the related right-of-use asset, with a net value of $246,000, was written off in its entirety in the 2024 financial statements.

2)
The Company has entered into lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are approximately $244,000. To secure the terms of the lease agreements, the Company has prepaid two months of lease payments to the leasing companies.

3)	As of December 31, 2024, minimum future rental payments (taking into consideration the aforementioned extension periods) under the leases are as follows:

Year	Property	Motor vehicles	Total
	in USD thousands
2025	569	146	715
2026	286	61	347
2027	300	13	313
2028-2030	751	-	751
	1,906	220	2,126

Extension and termination options are included in most of the property leases. These are used to maximize operational flexibility in terms of managing the assets used in the Company’s operations. The substantial majority of extension and termination options are exercisable solely by the Company and not by the lessors.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LONG-TERM LOAN

In September 2022, the Company entered into a loan agreement with BlackRock EMEA Venture and Growth Lending (previously Kreos Capital VII Aggregator SCSP) (“BlackRock”), with an aggregate principal amount of up to $40 million comprised of three tranches of up to $10 million, $20 million and $10 million. The Company drew down the initial tranche of $10 million following execution of the loan agreement in September 2022 and it drew down the second tranche of $20 million in April 2024, following fulfilment of the requisite milestones. The third tranche was available for drawdown until October 1, 2024, upon the achievement of certain milestones. No drawdown was made by the indicated date, and thus, availably of the third tranche under the facility was cancelled.

Each tranche of the loan carried a pre-defined interest-only payment period, followed by a loan principal amortization period of up to 36 months subsequent to the interest-only period. The interest-only periods were subject to possible extension based on certain pre-defined milestones. Borrowings under the financing bear interest at a fixed annual rate of 9.5% (~11.0%, including associated cash fees). As security for the loan, BlackRock received a first-priority secured interest in all Company assets, including intellectual property, and the Company undertook to maintain a $10 million minimum cash balance. In addition, BlackRock was entitled to mid-to-high single-digit revenue-based payments on motixafortide sales in the U.S., up to a pre-defined cap.

In November 2024, in connection with the Ayrmid License Agreement, the Company entered into an amendment to the loan Agreement with BlackRock. Pursuant to the amendment: (i) the Company made a payment of $16.5 million as partial repayment of the loan to BlackRock and in lieu of future revenue-based payments, which were fully cancelled, (ii) effective December 1, 2024, the Company began to pay the remaining amounts outstanding under the loan (in principal and interest) over a three-year period ending December 1, 2027, and (iii) the Company’s minimum cash balance requirement under the Loan Agreement was reduced to $4 million. In addition, pursuant to the amendment, 10% of any future milestone payments received by the Company from its out-licensing agreements through December 1, 2027 will be used to repay outstanding loan principal, and the repayments in (ii) above will be adjusted accordingly. All other terms of the Loan Agreement remain the same.

The above amendment met the criteria in IFRS 9 regarding a substantial modification of the terms of a financial liability. In accordance with this paragraph, such modification is to be accounted for as the extinguishment of the original financial liability and the recognition of a new financial liability, with the difference between the carrying amount of the derecognized financial liability, versus any consideration paid plus any new liability undertaken, recorded as interest expense or income in the statement of comprehensive loss. Accordingly, the above amendment resulted in approximately $4.0 million of interest expense in the fourth quarter of 2024.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY

a.	Share capital

The Company’s share capital is composed of ordinary shares, as follows:

	Number of Ordinary Shares
	December 31,
	2023	2024

Authorized share capital	2,500,000,000	5,000,000,000

Issued and paid-up share capital	1,086,589,165	1,336,670,575

	In USD and NIS Amounts
	December 31,
	2023	2024

Authorized share capital (in NIS)	250,000,000	500,000,000

Issued and paid-up share capital (in NIS)	108,658,916	133,667,057

Issued and paid-up share capital (in USD)	31,355,056	38,096,940

b.	Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2023 and 2024, all outstanding share capital consisted of ordinary shares.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

c.	Changes in the Company’s equity

1)
In September 2022, the Company completed a registered direct offering of 340,909 ADSs at a price of $44.00 per ADS. The Company also issued to investors in the offering unregistered warrants to purchase 340,909 ADSs. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $46.00 per ADS. In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 17,045 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $55.00 per ADS. Gross proceeds from the offering totaled $15.0 million, with net proceeds of $13.5 million, after deducting fees and expenses. The offering consideration allocated to the placement agent warrants amounted to $0.4 million.

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

The fair value of the warrants amounted to $478,000 as of December 31, 2024 (December 31, 2023 - $11,905,000), and was based on the then current price of an ADS, a risk-free interest rate of 4.27%, an average standard deviation of 89.61%, and on the remaining contractual life of the warrants.

The changes in fair value for the years ended December 31, 2023 and 2024 of ($11,033,000) and $11,427,000, respectively, have been recorded as non-operating income (expenses) in the statement of comprehensive loss.

As of December 31, 2024, 63,636 of these warrants had been exercised.

The placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

2)
In August 2023, the Company entered into a securities purchase agreement, pursuant to which the Company agreed to sell in a private placement an aggregate of 170,728 ADSs of the Company, at a purchase price of $85.44 per ADS. Aggregate gross proceeds from the sale, which were received by the Company at closing, amounted to $14.6 million, with related issuance costs amounting to approximately $0.9 million. Pursuant to IFRS 15, approximately $12.0 million of gross proceeds and $0.7 million of issuance costs were recognized as equity (see Note 16).

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

c.	Changes in the Company’s equity (cont.)

3)
In April 2024, the Company completed a registered direct offering of 187,500 ADSs at a price of $32.00 per ADS. The Company also issued to investors in the offering unregistered warrants to purchase 187,500 ADSs. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $32.00 per ADS. Gross proceeds from the offering totaled $6.0 million, with net proceeds of $5.4 million, after deducting fees and expenses.

The warrants have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black-Scholes option pricing model and is determined by using a level 3 valuation technique. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 4.21%, and an average standard deviation of 84.7%. The fair value initially allocated to the investor warrants amounted to $6,250,000, with total issuance costs initially allocated to the warrants amounting to $642,000.

Due to a difference between the fair value at initial recognition and the transaction price (“day 1 loss”), upon initial recognition, the fair value of the warrants was adjusted by the amount of $250,000, to reflect the unrecognized day 1 loss. Following initial recognition, the unrecognized day 1 loss of the warrants is being amortized over its contractual life.

The fair value of the warrants amounted to $679,000 as of December 31, 2024, and was based on the then current price of an ADS, a risk-free interest rate of 4.33%, an average standard deviation of 89.1%, and on the remaining contractual life of the warrants. The changes in fair value for the years ended December 31, 2024, amounting to $5,571,000, have been recorded as a non-operating income in the statement of comprehensive loss.

As of December 31, 2024, none of these warrants had been exercised.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

c.	Changes in the Company’s equity (cont.)
4)
In November 2024, the Company completed a registered direct offering to certain funds associated with Highbridge Capital Management LLC (“Highbridge”) of 103,037 ADSs and 308,749  pre-funded warrants to purchase ADSs. Each ADS and pre-funded warrant was sold at a purchase price of $21.86 and $21.85, respectively. The Company also issued to the investors unregistered ordinary warrants to purchase an aggregate of 205,893 ADSs. Gross proceeds from the Offering totaled $9.0 million, with net proceeds of $8.9 million, after deducting fees and expenses. See Note 17.

The pre-funded warrants are exercisable immediately, do not expire until exercised in full, and have an exercise price of $0.004 per ADS. The ordinary warrants are exercisable immediately, expire four years from the date of issuance, and have an exercise price of $23.60 per ADS.

A holder of the pre-funded or ordinary warrants cannot exercise such warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the outstanding share capital of the Company immediately after giving effect to such exercise.

The ordinary warrants have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The pre-funded warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the ordinary warrants.

The fair value of the ordinary warrants is computed using the Black-Scholes option pricing model. The fair value of the ordinary warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 4.19%, and an average standard deviation of 84.5%. The gross consideration initially allocated to ordinary warrants amounted to $2,721,000, with total issuance costs initially allocated to the ordinary warrants amounting to $27,000.

The fair value of the ordinary warrants amounted to $745,000 as of December 31, 2024, and was based on the then current price of an ADS, a risk-free interest rate of 4.33%, an average standard deviation of 85.5%, and on the remaining contractual life of the ordinary warrants.

The changes in fair value for the years ended December 31, 2024 of $1,976,000, have been recorded as non-operating income in the statement of comprehensive loss.

As of December 31, 2024, 125,034 of the pre-funded warrants had been exercised, and none of the ordinary warrants had been exercised.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

d.	Share purchase agreement

In September 2021, the Company entered into an ATM sales agreement with H.C. Wainwright & Co., LLC (“HCW”), pursuant to which the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During 2024, no ADSs were sold under the facility. From the effective date of the agreement through the issuance date of this report, 194,656 ADSs have been sold under the facility for total gross proceeds of approximately $6.0 million and total fees of approximately $0.2 million.

e.	Share-based payments

1)	Share Incentive plan – general

In 2003, the Company adopted the 2003 Share Incentive Plan (the “Plan”). The Plan provides for the granting of stock options and ordinary shares to the Company’s employees, directors, consultants and other service providers. Options are issued at the determination of the Board of Directors in accordance with applicable law. The options are generally exercisable for a ten-year period and the grants generally vest over a four-year period. In 2013, the Company’s Board of Directors approved amendments to the Plan to take into account changes in laws and regulations that had occurred since its adoption and to extend the term of the plan until November 2023. In 2016, the Board of Directors approved amendments to the Plan to allow for the grant of restricted stock units (“RSUs”) and performance stock units (“PSUs”). In 2022, the Board approved certain amendments to the Plan in order to conform the Plan to U.S. tax regulations for the benefit BioLineRx USA, Inc. employees. In November 2023, the Company’s Board of Directors approved extension of the Plan through May 2024, and subsequently further approved extension of the Plan through May 2044.

PSUs are RSUs that are linked to any one or more performance goals (in addition to, or in lieu of, time-based vesting terms) determined appropriate by the Board of Directors. The specific performance goals, as well as the time period associated with achieving such goals, are approved by the Board and are set forth in the grantee’s grant agreement. To date, each PSU grant has had between three to five performance goals on which vesting is based, each such goal being either a specified Company milestone and or the success of a specific project, with vesting of 20-40% on the achievement of each goal. The tranche of PSUs associated with a given milestone expires 12 months after the target date established for that milestone. As of December 31, 2024, 10,371,510 PSUs were vested in accordance with their original terms.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

e.	Share-based payments (cont.)

1)	Share Incentive plan – general (cont.)

As of December 31, 2024, there were 142,559,280 ordinary shares issuable upon the exercise of outstanding equity instruments under the Plan.

Company employees and directors in Israel are granted options under Section 102 of the Israeli Income Tax Ordinance (the “Ordinance”), primarily under the “capital gains” track. Israeli non-employees of the Company (consultants and other service providers) are granted options under Section 3(i) of the Ordinance. All non-Israeli employees and non-employees of the Company are granted options as non-qualifies.

As of December 31, 2024, there were 53.1 million remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants.

2)	Employee share incentive plan:

The following table contains additional information concerning equity instruments granted to employees and directors under the existing share incentive plans.

	Year ended December 31,
	2022		2023		2024
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	40,956,214	0.70	89,871,858	0.44	150,429,825	0.32
Granted	53,696,305	0.27	64,855,380	0.18	23,190,000	0.20
Expired	(1,496,168)	0.98	(1,379,640)	0.68	(3,825,990)	0.53
Forfeited	(3,121,894)	0.73	(2,424,535)	0.21	(27,389,565)	0.23
Exercised	(162,599)	0.10	(493,238)	0.22	(770,025)	0.14
Outstanding at end of year*	89,871,858	0.44	150,429,825	0.32	141,634,245	0.32
Exercisable at end of year	26,663,961	0.78	51,970,635	0.54	88,080,600	0.40

*
As of December 31, 2022, 2023 and 2024, includes 10,482,277, 12,219,465, and 4,010,670 PSUs at an exercise price of 0.10 NIS (par value of ordinary shares), for which performance obligations have not been met.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee share incentive plan (cont.):

The total consideration received from the exercise of equity instruments during 2022, 2023 and 2024 was not material.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the equity instruments outstanding at the end of each of the years indicated.

	As of December 31,
	2023		2024
Range of exercise prices (in NIS)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)
Up to 0.49	120,593,415	8.8	114,352,425	8.07
0.5-0.99	16,147,110	6.9	15,104,100	6.54
1.00-2.00	13,149,390	4.7	11,727,795	4.57
2.01-3.4	539,910	3.2	449,925	3.18
	150,429,825	8.2	141,634,245	7.60

The fair value of equity instruments granted to employees through December 31, 2024 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2022	2023	2024
Expected dividend yield	0%	0%	0%
Expected volatility	67%	69%	73%
Risk-free interest rate	4%	4%	4%
Expected life of options (in years)	6	6	6

The remaining unrecognized deferred compensation expense as of December 31, 2024 was $0.85 million. This amount will be expensed over the remaining vesting period of the equity instruments.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (cont.)

e.	Share-based payments (cont.)

3)	Stock options to consultants

From inception through December 31, 2022, the Company issued to consultants options for the purchase of 3,495,270 ordinary shares at a weighted average exercise price of NIS 1.81 per share.

In 2023 and 2024 the Company did not issue additional options to consultants.

The options to consultants generally vest over four years and may be exercised for periods of between five and ten years. As of December 31, 2024, 925,035 options to consultants were outstanding with a weighted average exercise price of NIS 1.69 per share and a weighted average contractual life of 3.6 years.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in each of the years 2022, 2023 and 2024 was not material.

NOTE 13 – TAXES ON INCOME

a.	Corporate taxation

The taxable income of BioLineRx Ltd. is taxed at the standard Israeli corporate tax rate, which was 23% for all years included in these financial statements. The taxable income of BioLineRx USA, Inc. is subject to a federal tax rate of 21%.

b.	Tax loss carryforwards

As of December 31, 2024, the tax loss carryforwards of BioLineRx Ltd. were approximately $343 million. The tax loss carryforwards have no expiration date.

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

The Company has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The reported tax on the Company’s income before taxes differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

	Year ended December 31,
	2022		2023		2024
		in USD		in USD		in USD
		thousands		thousands		thousands
Loss before taxes	23.0%	(24,951)	23.0%	(60,614)	23.0%	(9,221)

Theoretical tax benefit		(5,739)		(13,941)		(2,121)
Disallowed deductions (tax exempt income):
Loss (gain) on adjustment of warrants to fair value		(1,478)		2,542		(4,056)
Share-based compensation		516		534		261
Impairment of intangible asset		-		1,542		232
Other		11		11		11
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		6,690		9,312		5,673
Taxes on income for the reported year		-		-		-

NOTE 14 – LOSS PER SHARE

The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2022	2023	2024
	in USD thousands
Loss attributed to ordinary shares	(24,951)	(60,614)	(9,221)

	in thousands
Number of shares used in basic calculation	773,957	963,366	1,198,108

	in USD
Basic and diluted loss per ordinary share	(0.03)	(0.06)	(0.01)

In 2024, the number of shares used in the basic calculation includes 7,348,587 pre-funded warrants.

Outstanding options and ordinary warrants have been excluded from the calculation of the diluted loss per share for all years presented, since their effect was anti-dilutive.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments

1)	Obligation to pay royalties to the State of Israel

Royalties may be payable to the State of Israel (represented by the Israel Innovation Authority, or IIA), on proceeds from the sale or license of products whose development was supported by grants from the IIA. Such royalties are generally 3% in the first three years from initial repayment, 4% of sales in the three subsequent years and 5% of sales in the seventh year until repayment of 100% of the grants (linked to the dollar) received, plus annual interest at the 12-month SOFR rate as published on the first trading day of each calendar year. Under certain circumstances, the royalty rate is calculated according to a formula based on the ratio of participation by the IIA in the project to the project’s total accumulated costs.

Other than motixafortide (see next paragraph), the Company does not have any royalty obligation in respect of products supported by the IIA.

In connection with the in-licensing of motixafortide from Biokine Therapeutics Ltd. (“Biokine”), and as a condition to IIA consent to the transaction, the Company agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by the Company relating to this transaction amounts to $2.7 million as of December 31, 2024. In this regard, and in connection with the outlicensing transactions with Gloria (see Note 16) and with Ayrmid (see Note 17), as well as with the direct sales of motixafortide in the U.S. during the period from product launch through the transaction with Ayrmid, the royalty rate agreed with the IIA for motixafortide consideration received is 3.9% for sub-license consideration and 4% for direct product sales. The Company has a full right of offset for amounts payable to the IIA from all payments due to Biokine in the future.

2)	Licensing agreements

In connection with the development of therapeutic compounds, the Company may enter into in-licensing agreements with academic institutions, research institutions and companies (the “licensors”). Pursuant to these licensing agreements, the Company generally obtains the rights for one or more therapeutic compounds in pre-clinical and early clinical stages of development, in order to continue development of the compounds through more advanced stages of development and, subsequently, to manufacture, distribute and market the drugs or to out-license the development, manufacturing and commercialization rights to third parties.

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

The consideration paid pursuant to the licensing agreements generally includes several components that may be payable over the license period and that relate, inter alia, to the progress made in research and development activities, as well as commercial success, as follows: (a) a one-time, up-front payment and/or periodic payments; (b) payments through the early stages of development (i.e., through the end of phase 2); (c) payments upon the achievement of milestones necessary for advancing to phase 3; (d) payments from the end of a successful phase 3 trial through approval of the therapeutic compound; and e) royalties on sales of the final product resulting from development under the license or including any component thereof, generally less than 5% of the Company’s net sales of the product, although in specific instances (for example, with regard to motixafortide, where the royalty rate on net sales directly commercialized by the Company payable to Biokine is 10%) the royalty rate has been higher or lower than this range. In instances where the Company has out-licensed the product for further development, the Company pays a percentage of the net consideration received from the licensee (“Sublicense Receipts”) to the upstream licensor that generally range from 20% to 29.5% of such consideration, although in specific instances the percentage paid has been higher or lower than this range. These Sublicense Receipts generally take the place of most or all of the milestone and royalty payments set forth in (b) through (e) above.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Commitments (cont.)

2)	Licensing agreements (cont.)

The license agreements may be cancelled by the licensor only in specific circumstances, generally upon the occurrence of one of the following events: (a) the Company’s failure to meet certain milestones stipulated in the applicable license agreement and appended timetables; (b) default, insolvency, receivership, liquidation, etc., of the Company that is not imposed and/or lifted within the timeframe stipulated in the license agreement; and (c) fundamental breach of the license agreement that is not corrected within the stipulated timeframe. The Company may generally cancel a license agreement with prior notice of 30 to 90 days, due to unsuccessful development or any other cause.

Some of the license agreements have been accompanied by consulting, support and cooperation agreements, pursuant to which the Company may be committed to pay the various licensers a fixed monthly amount over the period stipulated in the agreement for their assistance in the continued research and development under the license.

3)	Commitments in respect of Biokine

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

The Company’s outstanding open purchase order commitments as of December 31, 2024 amounted to $2.0 million.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

b.	Guarantees

To secure the Company’s lease obligation on its Israeli premises, the Company has provided a bank guarantee in the amount of $100,000 for the benefit of the lessor, which remains outstanding as of December 31, 2024.

c.	Contingent liabilities

In January 2023, a putative securities class action complaint was filed in the U.S. against the Company and its Chief Executive Officer. The complaint claimed that the Company made false and materially misleading statements and failed to disclose material adverse facts pertaining to its financial position with regard to the development of motixafortide and that the Company would require a loan and a securities offering to commercialize motixafortide. In September 2023, the Company, its Chief Executive Officer and its Chief Financial Officer filed a motion to dismiss the amended complaint in its entirety and in July 2024 the court granted the order to dismiss without prejudice. In addition, in February 2023, a substantially similar lawsuit and motion to approve the lawsuit as a class action was filed against the Company and its Chief Executive Officer in the Tel Aviv District Court. Following dismissal of the claim in the U.S., the claim in the Tel Aviv District Court was dismissed as well.

In June 2024, Biokine Therapeutics Ltd. (“Biokine”), filed a complaint with the District Court of Jerusalem against the Company. The complaint alleged breach of contract and a purported failure to make certain payments to Biokine under the Company’s in-licensing agreement with Biokine for motixafortide. The lawsuit sought compensatory damages in the amount of approximately $6.5 million and a declaratory judgment in favor of Biokine. The Company filed a statement of defense in November 2024. Subsequent to this filing, in November 2024, the Company and Biokine entered into an agreement to refer the dispute to arbitration, and the claim was withdrawn. The outcome of the arbitration is uncertain at this point. Nevertheless, management of the Company believes the claims in the arbitration are without merit and intends to vigorously defend itself against such action.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – LICENSE AND SECURITIES PURCHASE AGREEMENTS – HST/GLORIA

In October 2023, the Company closed on a license agreement (the “Gloria License Agreement”) with Hong Seng Technology Limited (“HST”) and Guangzhou Gloria Biosciences Co., Ltd. (“Gloria” and together with HST, the “Gloria Licensee”), pursuant to which the Company granted HST an exclusive, royalty-bearing, sublicensable license to develop and commercialize motixafortide in Asia (other than Israel and certain other countries) (collectively, the “Gloria Territory”) and to engage and authorize Gloria to perform services under the Gloria License Agreement in the Gloria Territory. In addition, the Company granted the Gloria Licensee a first offer right with respect to the grant of certain rights in motixafortide outside of the Gloria Territory.

Pursuant to the terms of the Gloria License Agreement, the Gloria Licensee paid an upfront payment of $15 million, which was received by the Company at closing. The Company is also entitled to up to $49 million based on the achievement of certain development and regulatory milestones in China and Japan, and up to $197 million in sales milestones based on defined sales targets of motixafortide in the Gloria Territory. In addition, the Company is eligible to receive tiered double-digit royalties (ranging from 10-20%), on a country-by-country basis until the longer of (i) fifteen years from the date of the first sale of motixafortide by the Gloria Licensee, (ii) the last to expire valid claim of any licensed patents with respect to motixafortide in such country and (iii) the expiration of motixafortide’s orphan drug status in such country. The royalties payable by Gloria Licensee are to be reduced by 50% following the end of the initial royalty term and are also to be reduced upon the occurrence of certain events, including, on a country-by-country basis, the entry of a generic product in such country.

In addition, in October 2023, the Company closed on a securities purchase agreement (the “Gloria Purchase Agreement”) with HST and Gloria, pursuant to which the Company issued in a private placement an aggregate of 170,728 ADSs of the Company, at a purchase price of $85.44 per ADS. Aggregate gross proceeds from the sale were approximately $14.6 million, with related issuance costs amounting to approximately $0.9 million. No warrants were issued in the transaction.

In accordance with IFRS 15, both agreements have been treated as a single unit of account, with the consideration combined and subsequently allocated between the Gloria Purchase Agreement and the Gloria License Agreement. Of the total consideration amounting to $29.6 million, $12.0 million were allocated to the Purchase Agreement, and $17.6 million were allocated to the Gloria License Agreement. Costs in the amount of $0.7 million directly attributable to the Purchase Agreement were recognized as a reduction in equity.

The Company identified the following performance obligations in the contract, each to be recognized separately: (1) stem-cell mobilization (“SCM”) license; (2) SCM support services; and (3) pancreatic cancer (“PDAC”) license and related support services.

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

NOTE 16 – LICENSE AND SECURITIES PURCHASE AGREEMENTS – HST/GLORIA (cont.)

The fixed transaction price has been allocated among the performance obligations based on similar price offers received by the Company, with the assistance of a valuation specialist. The variable consideration related to the performance obligations was not taken into account in the fixed transaction price due to uncertainty.

Revenue has been recognized in the Company’s financial statements as follows:

a.	Revenue for the SCM license was recognized in the fourth quarter of 2023, upon transfer of control over the license to the licensee, in the amount of $2.0 million.

b.
Revenue from providing the SCM support services has been recognized using the input method, which is based on costs incurred and labor hours expended, resulting in straight-line revenue recognition for the year ended December 31, 2024 totaling $0.1 million.

c.
Revenue from the PDAC performance obligation has been recognized over time, with the percentage of completion determined based on support hours incurred, with a total amount of $15.5 million recognized for the year ended December 31, 2024.

Based on the above methodology, as well as the achievement of a specific regulatory milestone, the Company recognized revenues from the license agreement of $4.6 million and $15.0 million for the years ended December 31, 2023 and 2024, respectively. Due to a delay in payment of $2.4 million to be received from the Gloria Licensee during 2024, a provision for doubtful accounts receivable in the amount of $0.8 million was recorded in the fourth quarter of 2024.

NOTE 17 – LICENSE AND SECURITIES PURCHASE AGREEMENTS – AYRMID/HIGHBRIDGE

In November 2024, the Company entered into a license agreement (the “Ayrmid License Agreement”) with Ayrmid Pharma Ltd. (the “Ayrmid Licensee”), pursuant to which the Company granted the Ayrmid Licensee an exclusive, transferable, royalty-bearing, sublicensable license with respect to the intellectual property rights and know-how associated with motixafortide, to commercialize motixafortide across all indications, except solid tumor indications, in all territories other than Asia (collectively, the “Ayrmid Territory”).

Pursuant to the terms of the Ayrmid License Agreement, the Company received a non-refundable $10 million upfront payment and is entitled to up to $87 million of certain commercial and sales milestones based on defined sales targets of motixafortide in the Ayrmid Territory. Additionally, the Company is eligible to receive tiered double-digit royalties (ranging from 18-23%) on aggregate net sales of motixafortide on a country-by-country basis until the longer of (i) fifteen years from the date of the first sale of motixafortide by the Ayrmid Licensee in such country, (ii) the last to expire of any licensed patents with respect to motixafortide in such country, (iii) the expiration of regulatory exclusivity in such country and (iv) the expiration of motixafortide’s orphan drug status, if any, in such country, it being noted that such royalties may be subject to reduction in certain specific circumstances.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – LICENSE AND SECURITIES PURCHASE AGREEMENTS – AYRMID/HIGHBRIDGE (cont.)

In connection with the Ayrmid License Agreement, the Company and the Ayrmid Licensee also entered into a manufacturing and supply agreement (the “Supply Agreement”), according to which the Company has committed to supply motixafortide to the Ayrmid Licensee during the term, on a cost-plus basis, for both commercial and development supply. Furthermore, the Supply Agreement provides the Ayrmid Licensee with “step-in rights” with respect to the manufacture and supply of motixafortide upon the occurrence of certain trigger events.

The Ayrmid License Agreement will continue on a country-by-country basis in the Ayrmid Territory until the expiration of the royalty term or earlier termination thereof. The Ayrmid License Agreement may also be terminated by either party in the case of a material breach or bankruptcy.

Concurrent with the above transaction, the Company completed a registered direct offering with gross proceeds of $9.0 million to certain funds associated with Highbridge, a related party to Ayrmid (see Note 12c(4)).

In accordance with IFRS 15, both transactions have been treated as a single unit of account, with the consideration combined and subsequently allocated between the Ayrmid License agreement and the registered direct offering. Of the total consideration amounting to $19.0 million, $7.8 million were allocated to the Ayrmid License Agreement, and $11.2 million were allocated to the registered direct offering. Costs in the amount of $0.1 million directly attributable to the registered direct offering were recognized as a reduction in equity. The proceeds allocated to the ordinary warrants in the registered direct offering were measured with reference to their fair value as financial instruments issued to a customer.

The consideration allocated to the Ayrmid License Agreement of $7.8 million was attributed to a single material performance obligation – i.e., the granting of the license to commercialize and develop motixafortide in the Ayrmid Territory. Accordingly, revenue from the license of $7.8 million was recognized during the fourth quarter of 2024, upon transfer of control over the Ayrmid License to the licensee. Sales-based milestone payments and royalties based on motixafortide net sales are subject to the “royalties exception” of IFRS 15 and will be recognized as revenue when the related sale occurs.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

 Transactions with related parties

Expenses:

	Year ended December 31,
	2022	2023	2024
	in USD thousands
Benefits to related parties:
Compensation and benefits to senior management, including benefit component of equity instrument grants	2,968	3,155	2,396
Compensation and benefits to directors, including benefit component of equity instrument grants	507	587	415

Regarding transactions and balances related to Gloria, see Note 16.

Key management compensation

Key management includes directors and executive officers. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2022	2023	2024
	in USD thousands
Salaries and other short-term employee benefits	2,298	2,425	2,018
Post-employment benefits	131	256	394
Other long-term benefits	35	31	29
Share-based compensation	1,011	1,030	370
	3,475	3,742	2,811

NOTE 19 – SEGMENT REPORTING

The Company operates in a single reportable operating segment – the development and commercialization of therapeutics. Its corporate headquarters and development activities are in Israel, while its revenues stem from activities carried out in the U.S. and Asia (primarily Greater China). In this regard, product sales relate to the Company’s direct commercialization activities in the U.S. from October 2023 through November 2024, while license revenues relate to outlicensing agreements entered into in Asia and in the U.S. in October 2023 and November 2024, respectively. Set forth below is a breakdown of revenues from external parties by geographic region.

	Year ended December 31,
	2022	2023	2024
	in USD thousands
China	-	4,610	14,957
U.S.	-	190	13,983
	-	4,800	28,940

Substantially all of the Company’s non-current assets are located in Israel. See Notes 16 and 17 for information on customers representing 10% or more of total revenues.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2023	2024
	in USD thousands
Government institutions	245	455
Advance payments	480	91
Other	105	932
	830	1,478

b.	Accounts payable and accruals

	December 31,
	2023	2024
	in USD thousands
1) Trade:
Accounts payable:
Overseas	7,704	4,250
In Israel	3,165	1,333
	10,869	5,583
2) Other:
Payroll and related expenses	2,184	1,993
Accrued expenses	662	707
Accrual for vacation and recreation pay	419	431
Other	88	-
	3,353	3,131

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

c.	Cost of revenues

	Year ended December 31,
	2022	2023	2024
	in USD thousands
License fees and royalties payable to licensor	-	3,027	3,024
Direct costs related to license revenues	-	203	2,605
Amortization of intangible asset	-	450	3,323
Cost of product sales	-	12	311
	-	3,692	9,263

d.	Research and development expenses

	Year ended December 31,
	2022	2023	2024
	in USD thousands
Payroll and related expenses	4,495	4,452	3,524
Research and development services	9,296	4,603	3,170
Lab, occupancy and telephone	902	969	1,102
Professional fees	954	935	273
Share-based compensation	1,198	760	451
Depreciation and amortization	615	583	431
Other	169	217	198
	17,629	12,519	9,149

e.	Sales and marketing expenses
	Year ended December 31,
	2022	2023	2024
	in USD thousands
Payroll and related expenses	947	8,868	12,224
Medical Affairs	1,316	4,824	2,891
Marketing	1,805	4,091	2,041
Travel	84	986	1,506
Office-related expenses	519	1,923	1,477
Business Analytics	106	1,005	1,264
Market Access	1,023	1,606	701
Professional fees	521	745	627
Share-based compensation	112	751	98
Depreciation and amortization	-	314	330
Loss on abandonment of right-of-use asset	-	-	246
Other	29	157	200
	6,462	25,270	23,605

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

f.	General and administrative expenses
	Year ended December 31,
	2022	2023	2024
	in USD thousands
Payroll and related expenses	1,706	2,117	2,000
Professional fees	1,248	2,028	1,991
Provision for doubtful accounts receivable	-	-	800
Insurance	1,046	939	808
Share-based compensation	895	780	585
Depreciation	39	37	10
Other	132	409	127
	5,066	6,310	6,321

g.	Non-operating income (expenses), net
	Year ended December 31,
	2022	2023	2024
	in USD thousands
Changes in fair value of warrants	6,425	(11,054)	18,965
Issuance costs	(762)	-	(669)
Other	7	235	139
	5,670	(10,819)	18,435

h.	Financial income

	Year ended December 31,
	2022	2023	2024
	in USD thousands
Interest income	694	2,007	1,820
Exchange differences, net	-	61	51
	694	2,068	1,871

i.	Financial expenses
	Year ended December 31,
	2022	2023	2024
	in USD thousands
Interest expense	1,786	2,144	9,074
Bank commissions	26	25	45
Exchange differences, net	346	-	-
	2,158	2,169	9,119

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – SUBSEQUENT EVENT – REGISTERED DIRECT OFFERING

In January 2025, the Company completed a registered direct offering to certain institutional investors of 858,303 ADSs and 391,967 pre-funded warrants to purchase ADSs. Each ADS and pre-funded warrant was sold at a purchase price of $8.00 and $7.996, respectively. The Company also issued to the investors unregistered ordinary warrants to purchase an aggregate of 1,250,000 ADSs. The pre-funded warrants are exercisable immediately, do not expire until exercised in full, and have an exercise price of $0.004 per ADS. The ordinary warrants are exercisable immediately, expire four years from the date of issuance, and have an exercise price of $8.00 per ADS. A holder of the pre-funded or ordinary warrants cannot exercise such warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% at the election of the holder) of the outstanding share capital of the Company immediately after giving effect to such exercise.

In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 62,500 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $10.00 per ADS.

Gross proceeds from the offering totaled $10.0 million, with net proceeds of $8.9 million, after deducting fees and expenses.

The offering purchase agreements include lock-up, variable rate transaction, warranty, indemnification, and other provisions customary for transactions of this nature.