Form 20-F
period 2025-12-31
BioLineRx Ltd.
filed 2026-03-23
CIK 1498403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 8, 2026: 2,610,814,390 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☐    No ☒

INTRODUCTION

We are a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. Our first approved product, APHEXDA® (motixafortide), a novel peptide for the treatment of stem-cell mobilization and solid tumors, with an indication in the United States for stem cell mobilization for autologous transplantation in multiple myeloma, is being developed and commercialized by Ayrmid Pharma Ltd., or Ayrmid (globally, excluding Asia) and Auspex Bioscience (Guangzhou) Co., Ltd. (formerly Guangzhou Gloria Biosciences Co., Ltd.), or Gloria (in Asia). We are also advancing the development of motixafortide for patients with pancreatic cancer and other solid tumors outside of Asia.

In September 2025, we entered into a collaboration transaction with Hemispherian AS, or Hemispherian, a Norwegian biotech company focused on small molecule cancer therapeutics, for the development, clinical evaluation and commercialization of GLIX1, Hemispherian’s lead drug candidate, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma, or GBM, and other cancers.

 Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “BLRX” since February 2007, and our American Depositary Shares, or ADSs, have been traded on the Nasdaq Capital Market, or Nasdaq, also under the symbol “BLRX,” since July 2011.

Unless otherwise indicated, all references to “BioLineRx,” the “Company,” “us,” “we” and “our” refer to BioLineRx Ltd., an Israeli company, and its consolidated subsidiaries. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of BioLineRx.

We use “APHEXDA” when referring to our FDA approved drug and “motixafortide” when referring to our development of APHEXDA for additional indications. We refer to the license agreements with Ayrmid and Gloria as the Ayrmid License Agreement and Gloria License Agreement, respectively and the collaboration agreement with Hemispherian, as the Collaboration Agreement.

References to “U.S. dollars”, “dollars”, “USD”, and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” are to our ordinary shares, no par value. We report financial information under IFRS Accounting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The functional and presentation currency of the Company in this annual report on Form 20-F for the year ended December 31, 2025, or the Annual Report on Form 20-F, is the U.S. dollar.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F are translated using the rate of NIS 3.19 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2025.

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

Forward-Looking Statements

Some of the statements under the sections entitled “Item 3. Key Information - Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F constitute forward-looking statements. These include statements regarding management's expectations, beliefs and intentions regarding, among other things, the potential benefits of GLIX1 and motixafortide, the potential success of our out-licensing and collaboration agreements, expectations and commercial potential of GLIX1 and motixafortide, as well as its potential investigational uses, expectations with regard to clinical trials of GLIX1 and motixafortide, the plans and objectives of management for future operations, and statements as to results of operations or of financial condition, expected capital needs and expenses. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. In addition, the section of this Annual Report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the SEC.
i

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•
the clinical development, commercialization and market acceptance of GLIX1 and motixafortide including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients;

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	our ability to advance GLIX1 and motixafortide into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	whether the clinical trial results for GLIX1 and motixafortide will be predictive of real-world results;

•	our receipt of regulatory approvals for GLIX1 and motixafortide and the timing of other regulatory filings and approvals;

•	whether access to GLIX1 and motixafortide is achieved in a commercially viable manner and whether GLIX1 and motixafortide receives adequate reimbursement from third-party payors;

•	our ability to establish, manage, and maintain corporate collaborations, as well as the ability of our collaborators to execute on their development and commercialization plans;

•	our ability to integrate new therapeutic candidates and new personnel, as well as new collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model and strategic plans for our business and therapeutic candidates;
ii

•
the scope of protection that we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our need for and ability to access sufficient additional financing;

•	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;

•	competitive companies, technologies and our industry;

•	our ability to maintain the listing of our ADSs on Nasdaq;

•	statements as to the impact of the political and security situation in Israel on our business which may exacerbate the magnitude of the factors discussed above; and

•
those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this Annual Report on Form 20-F generally.

iii

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

Summary Risk Factors

Investing in our securities involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky include, among others:

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

•	Management has concluded that there is substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.
Risks Related to Our Business and Regulatory Matters

•	We have earned limited revenues to date and we may never achieve profitability.
•
GLIX1, motixafortide, or any other therapeutic candidate that may receive marketing approval in the future, may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for GLIX1, motixafortide or any other therapeutic candidate may be smaller than our estimates.

•
If we, our licensees or our collaborators are unable to obtain and/or maintain U.S. and/or foreign regulatory approval for our therapeutic candidates, in a timely manner or at all, we will be unable to commercialize our therapeutic candidates.

•
We, our licensees, and our collaborators may not obtain additional marketing approvals for motixafortide in other indications or initial approval for GLIX1 or any other therapeutic candidates we may develop in the future.

•	Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.
•
Even if we obtain regulatory approvals, GLIX1, motixafortide and any other therapeutic candidate that we may develop in the future will be subject to ongoing regulatory review and if we fail to comply with continuing U.S. and applicable foreign regulations, we could lose those approvals and our business would be seriously harmed.

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
•
GLIX1, motixafortide, or any other therapeutic candidate that we, our licensees are able to commercialize, may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives, any of which could harm our business.

•
We rely upon third-party manufacturers to produce therapeutic supplies for the clinical trials, and commercialization, of GLIX1 and motixafortide. If we manufacture any therapeutic candidates in the future, we will be required to incur significant costs and devote significant efforts to establish and maintain manufacturing capabilities.

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
•
We have in the past, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition.

Risks Related to Intellectual Property

•
Our access to most of the intellectual property associated with our therapeutic candidates results from in-license and collaboration agreements with biotechnology companies and a university, the termination of which would prevent us from commercializing the associated therapeutic candidates.

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

We are a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. Our first approved product is APHEXDA (motixafortide), a novel peptide for the treatment of stem-cell mobilization and solid tumors which, on September 8, 2023, was approved by the FDA for use in combination with filgrastim (G-CSF) to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with multiple myeloma. In October 2023, we out-licensed the rights to motixafortide for all indications in substantially all of Asia and in November 2024, we out-licensed the global rights (other than in Asia) to motixafortide for all indications, other than solid tumors. As a result of the November 2024 transaction, we shut down our independent commercialization activities in the United States and refocused our operations on development activities in Israel in the fields of oncology and rare diseases, at a significantly reduced annual cash burn rate. In September 2025 we entered into a collaboration with Hemispherian for the development, clinical evaluation and commercialization of GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors.

Since our incorporation, we have been mainly focused on research and development. We have incurred losses since inception, principally as a result of research and development and general administrative expenses and, between 2022 and 2024, sales and marketing in support of the launch and direct commercialization of APHEXDA. We recorded net losses of $60.6 million in 2023, $9.2 million in 2024, and $2.0 million in 2025. As of December 31, 2025, we had an accumulated deficit of $401 million. While we generate revenue from royalties on product sales of APHEXDA and have the potential to generate additional revenue from milestone payments, these have not been at a level to sustain our operations and there can be no assurance that significant revenue from product sales of APHEXDA will ever be generated or that milestones will be met. As a result, we expect to continue to incur significant expenses and sustain net losses for the foreseeable future as we continue our planned development activities for GLIX1 and motixafortide in other indications.

We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of December 31, 2025, we held $20.9 million of cash, cash equivalents and short-term bank deposits. Based on our current projected cash requirements, we believe that our existing cash and investment balances will be sufficient to meet our capital requirements into the first half of 2027. We have funded our operations primarily through public and private offerings of our securities, payments received under our strategic licensing and collaboration arrangements and interest earned on investments. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including: royalty and milestone payments from our license agreements with Ayrmid and Gloria, the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

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

We have incurred significant losses and negative cash flows from operations and have an accumulated deficit that raises substantial doubt about our ability to continue as a going concern. Our audited consolidated financial statements for the year ended December 31, 2025 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2025. If we are unable to improve our liquidity position, by, among other things, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

Risks Related to Our Business and Regulatory Matters

We have earned limited revenues to date. We may never achieve profitability.

We are a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. To date, we have generated only limited revenues from sales of APHEXDA. Our ability to generate revenues from sales of APHEXDA and achieve profitability will be dependent on the ability of the licensees under the Gloria License Agreement (as defined below) and the Ayrmid License Agreement to successfully commercialize the licensed products and the ability of any future partners or licenses to successfully commercialize any other product candidates that we may develop, in-license or acquire in the future.

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

GLIX1, motixafortide, or any other therapeutic candidate that may receive marketing approval in the future, may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for GLIX1, motixafortide or any other therapeutic candidate may be smaller than our estimates.

GLIX1, motixafortide or any other therapeutic candidate that may be approved in the future by the appropriate regulatory authorities for marketing and sale, may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. APHEXDA competes with the standard of care using stem cell mobilization and its generic versions.

Efforts to educate the medical community and third-party payors on the benefits of APHEXDA over its competition have required significant resources and may not ultimately be successful. If GLIX1, motixafortide, or any other therapeutic candidate that may be approved in the future for marketing and sale in the future, does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of GLIX1, motixafortide, or any other therapeutic candidate that may be approved in the future, will depend on a number of factors, including:

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

In addition, the potential market opportunities for GLIX1, motixafortide and any other therapeutic are difficult to estimate precisely. Our estimates of the potential market opportunities are predicated on many assumptions, including industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions has not been assessed by an independent source. If any of the assumptions prove to be inaccurate, the actual markets for our therapeutic candidate could be smaller than our estimates of the potential market opportunities.

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

It is possible that our clinical trials may indicate an apparent positive effect of a therapeutic candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. For example, despite the recent FDA marketing approval of APHEXDA in the United States, we, or others, including our licensees, may discover that APHEXDA is less effective or tolerable than previously believed. If we, or others, discover that a product is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the product or seize the product;
•	we, or any of our licensees or collaborators, may be required to recall the product, change the way the product is administered or conduct additional clinical trials;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;
•	we, or any of our licensees or collaborators, may be subject to fines, injunctions or the imposition of civil or criminal penalties;
•	regulatory authorities may require the addition of labeling or warning statements, such as a “black box” warning or a contraindication;
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

If we, our licensees or our collaborators are unable to obtain and/or maintain U.S. and/or foreign regulatory approval for our therapeutic candidates in a timely manner or at all, we will be unable to commercialize our therapeutic candidates.

While we recently shut down our independent commercialization activities in the United States and refocused our operations on development activities in Israel in the fields of oncology and rare diseases, we continue to advance the development of motixafortide in solid tumors for all territories other than Asia and are advancing the development of GLIX1 under the Collaboration Agreement. GLIX1, motixafortide, and any other therapeutic candidate we develop will require additional, time-consuming and costly development efforts, by us or by our collaborators, prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA and/or applicable foreign regulatory authorities. All therapeutic candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the therapeutic candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace, or will be more effective than other commercially available alternatives.

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

We, our licensees and our collaborators may not obtain additional marketing approvals for motixafortide or initial approval for GLIX1 or any other therapeutic candidates we may develop in the future.

We, our licensees or our collaborators may not obtain additional marketing approvals for motixafortide or initial approval for GLIX1 or any other therapeutic candidate that we may develop in the future. It is possible that the FDA or comparable foreign regulatory agencies may refuse to accept for substantive review any future application that we, a licensee or a collaborator may submit to market and sell our therapeutic candidates, or that any such agency may conclude after review of our, our licensee’s or collaborator’s data that such application is insufficient to obtain marketing approval of our therapeutic candidate.

If the FDA or other comparable foreign regulatory agency does not accept or approve any future application to market and sell any therapeutic candidate, such regulators may require that we conduct additional clinical trials, preclinical studies or manufacturing validation studies and submit that data before they will reconsider our application. Depending on the extent of these or any other required trials or studies, approval of any application that we submit may be delayed by several years, or may require us, our licensee or our collaborator to expend more resources than we or they have available. It is also possible that additional trials or studies, if performed and completed, may not be considered sufficient by the FDA or other foreign regulatory agency to approve our applications for marketing and commercialization.

Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us, our licensees or collaborators from commercializing GLIX1 or motixafortide in other jurisdictions and indications or any other therapeutic candidate that we may develop in the future and generating revenues. If any of these outcomes occur, we would not be eligible for certain milestone and royalty revenue under our license agreements, our licensees could terminate our license agreements and we may be forced to abandon our development efforts, any of which could significantly harm our business.

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

Even if we obtain regulatory approvals, GLIX1, motixafortide and any other therapeutic candidate that we may develop in the future will be subject to ongoing regulatory review and if we fail to comply with continuing U.S. and applicable foreign regulations, we could lose those approvals and our business would be seriously harmed.

Even if therapeutics we or any licensee or collaborator develops receive regulatory approval, we or any licensee, as applicable, will be subject to ongoing reporting obligations, and any approved products and the manufacturing operations for such products will be subject to continuing regulatory review, including FDA inspections. The outcome of this ongoing review may result in the withdrawal of a product from the market, the interruption of the manufacturing operations and/or the imposition of labeling and/or marketing limitations. Since many more patients are exposed to a drug product following its marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the product. In addition, the manufacturer and the manufacturing facilities we or our licensees, as applicable, will use to produce any therapeutic candidate will be subject to periodic review and inspection by the FDA and other similar foreign regulators. Later discovery of previously unknown problems with any product, manufacturer or manufacturing process, or failure to comply with regulatory requirements, may result in actions such as:

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

We do not have the ability to conduct certain preclinical studies and clinical trials independently for GLIX1 and motixafortide, and we rely on third parties, such as contract laboratories, contract research organizations, medical institutions, clinical investigators and other collaborators to conduct these studies and clinical trials. Our reliance on these third parties limits our control over these activities. The collaborators may not assign as great a priority to our clinical development programs or pursue them as diligently as we would if we were undertaking such programs directly. Accordingly, these collaborators may not complete activities on schedule, or may not conduct the studies or our clinical trials in accordance with regulatory requirements or with our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or if their performance is substandard, we may be required to replace them or add more sites to the studies. Although we believe that there are a number of other third-parties that we could engage to continue these activities, replacement of these third parties will result in delays and/or additional costs. As a result, our efforts to obtain regulatory approvals for, and to commercialize GLIX1, motixafortide and any other therapeutic candidate that we may develop in the future may be delayed. The collaborators may also have relationships with other commercial entities, some of whom may compete with us. If the collaborators assist our competitors, our competitive position may be harmed.

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

We entered into out-licensing arrangements with Gloria and Ayrmid and may in the future rely on additional out-licensing or collaboration arrangements for later-stage development, marketing or commercialization.

We entered into out-licensing arrangements with Gloria and Ayrmid and may in the future rely on additional out-licensing arrangements for later-stage development, marketing or commercialization. Dependence on out-licensing arrangements subjects us to a number of risks, including the risk that:

•	we have limited control over the amount and timing of resources that a licensee devotes to our therapeutic candidate;

•	a licensee or collaborator may experience financial difficulties;
•	a licensee may fail to secure adequate commercial supplies of our therapeutic candidate upon marketing approval, if at all;
•	our future revenues depend heavily on the efforts of a licensee;
•	business combinations or significant changes in a licensee’s business strategy may adversely affect the licensee’s willingness or ability to complete its obligations under any arrangement with us;

•	a licensee could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and
•	out-licensing arrangements are often terminated or allowed to expire, which would delay the development and may increase the development costs of our therapeutic candidates.
Under the Gloria License Agreement, the planned stud of motixafortide in China under the Gloria License Agreement for PDAC is currently not advancing according to schedule and it is unclear when such study will be initiated, if at all.

If we or any licensee breaches or terminates its agreement with us, or if any licensee otherwise fails to conduct its development and commercialization activities in a timely manner or there is a dispute about their obligations, we may need to seek other licensees or collaborators, or we may have to develop our own internal sales and marketing capability.

Our dependence on a licensee’s experience and the rights of a licensee or collaborator will limit our flexibility in considering alternative out-licensing or collaborator arrangements for any therapeutic candidate. Any failure to successfully develop these arrangements or failure by a licensee or collaborator to successfully develop or commercialize any therapeutic candidate in a competitive and timely manner will have a material adverse effect on the commercialization of any therapeutic candidate.

We have partnered with and may seek to partner with third-party collaborators with respect to the development and commercialization of both GLIX1 and motixafortide and for any other therapeutic candidate and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our therapeutic candidates successfully, if at all.

We collaborate with third parties with respect to the development of motixafortide for certain indications and may in the future seek a partner for other indications or other therapeutic candidates. In September 2025, we entered into a collaboration with Hemispherian for the development, clinical evaluation and commercialization of GLIX1. We may compete with many other companies if we seek additional partners for GLIX1 and motixafortide and for any other therapeutic candidate and we may not be able to compete successfully against those companies. If we are not able to enter into additional collaboration arrangements for GLIX1 and motixafortide and for any other therapeutic candidate, we would be required to undertake and fund further development, clinical trials, manufacturing and commercialization activities solely at our own expense and risk. If we are unable to finance and/or successfully execute those expensive activities, or we delay such activities due to capital availability, our business could be materially and adversely affected, and potential future product launch could be materially delayed, be less successful, or we may be forced to discontinue clinical development of these therapeutic candidates. Furthermore, if we are unable to enter into a commercial agreement for the development and commercialization of GLIX1 and motixafortide and for any other therapeutic candidate, then this could have a material adverse effect on our business, financial condition or results of operations.

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

If we cannot meet requirements under our in-license and collaboration agreements, we could lose the rights to any of our therapeutic candidates, which could have a material adverse effect on our business.

We depend on in-licensing and collaboration agreements with third parties to maintain the intellectual property rights to some of our therapeutic candidates. We have in-licensed rights from Biokine Therapeutics Ltd., or Biokine, with respect to our motixafortide therapeutic candidate; and from Innovative Pharmaceutical Concepts, Inc., or IPC, with respect to our BL-5010 therapeutic candidate. Additionally, we entered into a collaboration with Hemispherian for the development, clinical evaluation and commercialization of GLIX1.  See “Item 4.B. Information on the Company - Business Overview - In-Licensing Agreements.” Our in-license and collaboration agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these agreements. For example, under the Collaboration Agreement with Hemispherian, we are required to invest $5 million in Tetragon Biosciences Ltd., or Tetragon, a newly created company formed to develop GLIX1, within 36 months of the entry into of the Collaboration Agreement, and failure to do so may result in a reduction of our equity interest or trigger repurchase rights in favor of Hemispherian. Our in-license agreements generally remain in effect until the expiration, under the applicable agreement, of all the licensing, royalty and sublicense revenue obligations to the applicable licensors, determined on a product-by-product and country-by-country basis while our collaboration agreement with Hemispherian is based on specific business, financial, or procedural milestones. In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. Previously, in June 16, 2024, Biokine filed a complaint with the District Court of Jerusalem against us. The complaint alleged breach of contract and a purported failure to make certain payments to Biokine under our in-licensing agreement with Biokine for motixafortide. The lawsuit sought compensatory damages in the amount of approximately $7.2 million and declaratory judgment. The parties agreed to address the matter through binding arbitration and in February 2026, the arbitrator issued a final award in our favor denying all claims asserted against us and awarding us expenses, including legal fees. See “Item 8. Financial Information - Biokine Claim.” If we do not meet our obligations under our in-license and collaboration agreements in a timely manner, we could lose the rights to our proprietary technology, which could have a material adverse effect on our business, financial condition and results of operations. For more information, see “Item 3.D - Key Information - Risks Related to our Intellectual Property - Our access to most of the intellectual property associated with our therapeutic candidates results from in-license and collaboration agreements with biotechnology companies, the termination of which would prevent us from commercializing the associated therapeutic candidates.

We depend on our ability to identify and in-license technologies and therapeutic candidates.

We employ a number of methods to identify therapeutic candidates that we believe are likely to achieve commercial success. In certain instances, disease-specific third-party advisors evaluate therapeutic candidates as we deem necessary. However, there can be no assurance that our internal research efforts or our screening system will accurately or consistently select among various therapeutic candidates those that have the highest likelihood to achieve, and that ultimately achieve, commercial success. As a result, we may spend substantial resources developing therapeutic candidates that will not achieve commercial success, and we may not advance those therapeutic candidates with the greatest potential for commercial success. For example, we terminated development of AGI-134 and in connection therewith, in June 2025, we sold our wholly-owned subsidiary, Agalimmune, to a third party for future potential royalty consideration, in the event that such third party successfully brings an Agalimmune product to the market in the future.

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

The life sciences industry is highly competitive, and we and our licensees face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing GLIX1 or motixafortide or for which we may develop therapeutic candidates in the future. Specifically, we are aware of other companies that currently market and/or are in the process of developing products that address stem cell mobilization, solid malignancies and skin lesions. In particular, during 2023, the last to expire patent for Mozobil and uses thereof, the standard of care for stem cell mobilization expired and as a consequence there are several generic versions on the market. Successful commercialization of APHEXDA will in part require that our licensees are able to overcome competition from Mozobil and its generic versions.

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

GLIX1, motixafortide or any other therapeutic candidate that we or our licensees are able to commercialize, may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives, any of which could harm our business.

The commercial success of GLIX1, motixafortide and any other therapeutic candidate will depend substantially, both domestically and abroad, on the extent to which product costs will be paid by third-party payors, including government health care programs and private health insurers. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we or our licensees might obtain marketing approval for a product in a particular country but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our or their investment in one or more therapeutic candidates, even if our therapeutic candidates obtain marketing approval.

Patients who are provided with medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Therefore, our ability, and the ability of any licensees to successfully commercialize any of our therapeutic candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors. Third-party payors decide which medications they will cover and establish reimbursement levels. The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect the ability to sell APHEXDA profitably. These payors may not view APHEXDA as cost-effective, and coverage and reimbursement may not be available to customers or may not be sufficient to allow our products to be marketed on a competitive basis. Cost-control initiatives could cause us or our licensees to decrease the price we might establish, which could result in lower than anticipated product revenues. If the prices for our products, if any, decrease or if governmental and other third-party payors do not provide coverage or adequate reimbursement, our prospects for revenue and profitability will suffer.

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

We rely upon third-party manufacturers to produce therapeutic supplies of GLIX1 and motixafortide. If we manufacture any therapeutic candidates in the future, we will be required to incur significant costs and devote significant efforts to establish and maintain manufacturing capabilities.

We do not currently have laboratories that are compliant with cGMP and therefore cannot independently manufacture drug products for our current clinical trials or commercialization. We rely on third-party manufacturers, including Ayrmid if it takes over manufacturing, to produce the therapeutic supplies that enable us to perform clinical trials and supply commercial scale product. We have limited personnel with experience in drug product manufacturing and we lack the resources and capabilities to manufacture any of our therapeutic candidates on a commercial scale. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields and quality control, including stability of the therapeutic candidate.

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

Significant developments that may adversely affect pricing in the United States include (i) the enactment of federal healthcare reform laws and regulations, including the Medicare Prescription Drug Improvement and Modernization Act of 2003 and the ACA, and (ii) trends in the practices of managed care groups and institutional and governmental purchasers, including the impact of consolidation of our customers. In 2022, the IRA, established the Medicare Drug Price Negotiation Program which permits the government to negotiate “maximum fair” drug prices for certain high expenditure, single source drugs and biologics. As of January 1, 2026, 10 drugs now have Medicare-negotiated pricing with a second set of 15 drugs selected for price negotiation, and whose prices will take effect in 2027. However, the IRA’s impact on the pharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. Those lawsuits are currently ongoing.

There have also been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. On September 24, 2020, the FDA released a final rule providing guidance for states to build and submit importation plans for drugs from Canada. In 2025, HHS began implementation of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States.

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

Further, the Centers for Medicare and Medicaid Services, or CMS, frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. The IRA will modify selected drugs and biologics through negotiation of a fair maximum pricing for CMS. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both CMS and other third-party payors may have sufficient market power to demand significant price reductions.

Our business has a substantial risk of clinical trial and product liability claims. If we are unable to obtain and maintain appropriate levels of insurance, a claim could adversely affect our business.

Our business exposes us to significant potential clinical trial and product liability risks that are inherent in the development, manufacturing and sales and marketing of human therapeutic products. Claims could be made against us based on the use of our therapeutic candidates in clinical trials and in marketed products. In addition, we have a cyber insurance policy with a coverage amount of $5.0 million per each claim and in the aggregate. However, our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance are becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage or to obtain additional or sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as damage awards beyond the coverage of our insurance policies resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any claims, we might be required to direct significant financial and managerial resources to such defense, and adverse publicity is likely to result.

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

We have in the past, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition.

We have in the past, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business (other than intellectual property infringement actions) that could negatively affect our business operations and financial condition, including securities class actions which are typically expensive to defend. Such claims and litigation proceedings may be brought by third parties, including our competitors, advisors, service providers, partners or collaborators, employees, and governmental or regulatory bodies. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. We may not be able to determine the amount of any potential losses and other costs we may incur due to the inherent uncertainties of litigation and settlement negotiations. In the event we are required or decide to pay amounts in connection with any claims or lawsuits, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both. Additionally, we may be unable to maintain our existing directors’ and officers’ liability insurance in the future at satisfactory rates or adequate coverage amounts and may incur significant increases in insurance costs.

Risks Related to Intellectual Property

Our access to most of the intellectual property associated with our therapeutic candidates results from in-license and collaboration agreements with biotechnology companies, the termination of which would prevent us from commercializing the associated therapeutic candidates.

We do not conduct our own initial research with respect to the identification of our therapeutic candidates. Instead, we rely upon research and development work conducted by third parties as the primary source of our therapeutic candidates. As such, we have obtained our rights to our therapeutic candidates through in-licensing and collaboration agreements entered into with biotechnology companies that invent and own or jointly own with us the intellectual property underlying our candidates. There is no assurance that such agreements or rights will not be terminated or expire due to a material breach of the agreements, such as a failure on our part to achieve certain progress milestones, funding obligations or other requirements set forth in the terms of the agreements, or due to the loss of the rights to the underlying intellectual property by any of our licensors or collaborators. For example, under the Collaboration Agreement with Hemispherian, we are required to invest $5 million in Tetragon within 36 months of the entry into of the Collaboration Agreement, and failure to do so may result in a reduction of our equity interest or trigger repurchase rights in favor of Hemispherian. There is no assurance that we will be able to renew or renegotiate an in-licensing agreement on acceptable terms if and when the agreement terminates. We cannot guarantee that any agreement is enforceable or will not be terminated or converted into a non-exclusive license in the future. The termination of any in-license or collaboration agreement or our inability to enforce our rights under any such agreement would materially and adversely affect our ability to commercialize certain of our therapeutic candidates.

We currently have in-licensing and collaboration agreements relating to our therapeutic candidates that are in development or are being commercialized. In 2012, we in-licensed the rights to motixafortide under a license agreement from Biokine. Under the license agreement for motixafortide, we are obligated to make commercially reasonable, good faith efforts to sublicense or commercialize motixafortide for fair consideration. In 2007, we in-licensed the rights to BL-5010 under a license agreement with IPC. Under the BL-5010 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In 2025, we entered into a Collaboration Agreement with Hemispherian for the development of GLIX1 via Tetragon. Under the Collaboration Agreement, we are responsible for managing and implementing Tetragon’s activities and overseeing its operations, budget, and expenses.

Each of the foregoing in-licensing agreements, or the obligation to pay royalties thereunder, will generally remain in effect until the expiration, under the applicable agreement, of all the licensing, royalty and sublicense revenue obligations to the applicable licensors, determined on a product-by-product and country-by-country basis. We may terminate the motixafortide in-licensing agreement upon 90 days’ prior written notice to Biokine. We may terminate the BL-5010 in-licensing agreement upon 30 days’ prior written notice to IPC. Any party to any of the foregoing in-licensing agreements may terminate the respective agreement for material breach by the other party if the breaching party is unable to cure the breach within an agreed-upon period, generally 30 days to 90 days, after receiving written notice of the breach from the non-breaching party. With respect to GLIX1, the Collaboration Agreement may be terminated under certain circumstances, including cessation of operations or failure to meet funding obligations. The termination or expiration of any of these agreements, or our inability to enforce our rights thereunder, could prevent us from commercializing the associated therapeutic candidates and would have a material adverse effect on our business, financial condition, and results of operations.

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

We try to protect our proprietary position by, among other things, filing U.S., European, Japanese, Chinese, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of March 8, 2026, we owned or exclusively licensed for use within our field of business 20 patent families that collectively contain 141 granted patents, 3 allowed patent applications and 97 pending patent applications relating to motixafortide, BL-5010 and GLIX1.

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

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we may have been a PFIC for the year ended December 31, 2025. Although we have not determined whether we will be a PFIC for our taxable year ending December 31, 2026, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2026 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we are a PFIC for our taxable year ending December 31, 2025, or any subsequent year, and a U.S. Investor (as defined below) does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. Investor, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. Investor’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Investor to make a timely QEF or mark-to-market election. U.S. Investors who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Investors who made a timely QEF or mark-to-market election. A U.S. Investor can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we intend to annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we are a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Investors to make a QEF election. See also “Item 10. Additional Information-E. Taxation-Certain Material U.S. Federal Income Tax Considerations.”

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

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and ADSs, and result in substantial losses by our investors. See also Risk Factors-Risks Related to our Ordinary Shares and ADSs - “Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.”

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. Following periods of market volatility, shareholders have often instituted securities class action litigation, and in the past, we have been party to securities class action litigations. See “Item 8.A-Financial Information-Legal Proceedings” for additional information. Such securities litigation or any additional securities litigation could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

Our ordinary shares are traded on the TASE and our ADSs are listed on Nasdaq. Trading in our securities on these markets takes place in different currencies (dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, and different public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these factors, the factors listed above, or other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

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

As of March 8, 2026, as a result of previous financings, we had (A) warrants outstanding (i) for the purchase of 1,596 ADSs at an exercise price of $564.00 per ADS, (ii) for the purchase of 277,273 ADSs at an exercise price of $46.00 per ADS, (iii) for the purchase of 17,045 ADSs at an exercise price of $55.00 per ADS, (iv) for the purchase of 187,500 ADSs at an exercise price of $32.00 per ADS, (v) for the purchase of 205,893 ADSs at an exercise price of $23.60 per ADS, (vi) for the purchase of 1,250,000 ADSs at an exercise price of $8.00 per ADS, and (vii) for the purchase of 62,500 ADSs at an exercise price of $10.00 per ADS, and (B) pre-funded warrants outstanding for the purchase of 82,357 ADSs at an exercise price of $0.004 per ADS.

On September 3, 2021, we entered into an offering agreement, or the HCW Offering Agreement, with H.C. Wainwright & Co., LLC, or HCW, pursuant to which we may offer and sell, at our option, up to $25.0 million of our ADSs through an “at-the-market” equity program under which HCW agreed to act as sales agent. As of March 8, 2026, we have sold 825,010 of our ADSs for total gross proceeds of approximately $9.6 million under the ATM program. Under General Instruction I.B.5 to Form F-3 (also known as the baby shelf rule), we may currently sell up to $4.5 million under the ATM program.

As of March 8, 2026, in the framework of our Share Incentive Plan, there are outstanding options, restricted share units, or RSUs, and performance share units, or PSUs, (granted to directors, employees and consultants) for the purchase of 326,293,200 ordinary shares (equivalent to 543,822 ADSs) with a weighted average exercise price of $0.03 per ordinary share (equivalent to $20.35 per ADS).

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

We expect that we will need to raise substantial future capital to continue to complete clinical development and commercialize our products and therapeutic candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our therapeutic candidates to market. Our future capital requirements will depend on many factors, including:

•	the failure to obtain regulatory approval, in a timely manner or at all, or achieve commercial success of our therapeutic candidates;

•	our success in effecting out-licensing arrangements with third parties;

•	our success in establishing other out-licensing or co-development arrangements;

•	the success of our licensees in selling products that utilize our technologies;

•	the results of our preclinical studies and clinical trials for our earlier-stage therapeutic candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of our therapeutic candidates that progress to clinical trials;

•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our therapeutic candidates are approved, and we decide to commercialize them ourselves;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds through licensing arrangements with third parties, we may have to relinquish valuable rights to our therapeutic candidates or grant licenses on terms that are not favorable to us. If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders. See also “- Future sales of our ordinary shares or ADSs could reduce the market price of our ordinary shares and ADSs.”

As a foreign private issuer, we follow certain home country corporate governance practices instead of applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Stock Market, or the Nasdaq Rules, for U.S. domestic issuers. For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedure, approval of compensation of officers, and quorum at shareholders’ meetings. In addition, we will follow our home country law, instead of the Nasdaq Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is accorded to investors under the Nasdaq Rules applicable to U.S. domestic issuers. See “Item 16G - Corporate Governance - Nasdaq Listing Rules and Home Country Practices.”

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements. While our officers and directors are, effective March 18, 2026, required to make insider reports under Section 16(a) of the Exchange Act, our principal shareholders are exempt from the reporting under Section 16(a) of the Exchange Act, and our directors, officers and principal shareholders continue to be exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

 If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ADSs may be delisted and the price of our ADSs and our ability to access the capital markets could be negatively impacted.

Our ADSs are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including minimum bid price, minimum market value of publicly held shares, minimum shareholders’ equity (or other financial metrics), corporate governance requirements, and timely filing of periodic reports with the SEC. In particular, we are required to maintain a minimum bid price for our ADSs of $1.00 per ADS and in the past, we have fallen out of compliance with this listing standard although we subsequently regained compliance.

On January 26, 2026, Nasdaq filed a rule proposal with the SEC that would permit the immediate suspension and delisting of a company listed on the Nasdaq Capital Market if its market value of listed securities remains below $5 million for 30 consecutive business days. As of the date of this Annual Report, our market value of listed securities is above $5 million; however, if this rule were to go into effect and we are unable to maintain our market value of listed securities above $5 million, we would become subject to immediate suspension and delisting.

If we do not meet the minimum bid price requirement or other continued listing requirements, our ADSs could be delisted. A delisting of our ADSs from Nasdaq could materially reduce the liquidity of our ADSs and result in a corresponding material reduction in the price of our ADSs. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities and strategic alternatives. There can be no assurance that our ADSs, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ADSs, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or the delisting of our ADSs from the Nasdaq Capital Market could reduce the number of investors willing to hold or acquire our ADSs, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our ADS price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ADSs.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and militia groups, including Hamas (an Islamist terrorist militia and political group that controls the Gaza Strip) and Hezbollah (an Islamist terrorist militia and political group based in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and, as a result of attacks by Hezbollah along Israel’s northern border with Lebanon that commenced following the commencement of the war with Hamas, launched attacks against Hezbollah in Lebanon. Israel was subsequently involved in military conflicts with Hamas, Hezbollah, and Iran, both directly and through Iranian proxies such as the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel conducted limited military operations targeting the Assad-led Syrian army, Iranian military assets, and infrastructure linked to Hezbollah and other Iran-supported groups. In November 2024, a ceasefire agreement was reached with Hezbollah in Lebanon.

In June 2025, in light of continued nuclear threats and intelligence assessments, Israel launched a military operation directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran's capacity to coordinate or launch further hostilities against Israel and to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian deaths and casualties, as well as some damage to infrastructure and property. A ceasefire was declared between Israel and Iran in June 2025 after 12 days of hostilities.

In October 2025, a ceasefire in the conflict with Hamas came into effect; however, the situation remains fragile, with isolated incidents of fighting.

On February 28, 2026, Israel and the United States commenced coordinated military air strikes against targets in Iran, including military and strategic infrastructure in response to ongoing regional tensions and recent escalations involving Iran’s nuclear and military activities.  In response, Iran launched retaliatory attacks against Israel, targeting major cities and strategic sites, which are ongoing. While most of these attacks have been intercepted to date, some have resulted in civilian casualties and damage to property.  Subsequently, Hezbollah launched attacks against Israel in retaliation for the killing of Ali Hosseini Khamenei, the Supreme Leader of Iran, and in response, Israel launched attacks against Lebanon and Israeli ground forces have entered into Southern Lebanon, and hostilities between Israel and Hezbollah are ongoing.  Iran subsequently began launching retaliatory strikes on U.S. and other targets in Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain.  The Israeli government has declared a state of emergency, and the situation remains highly unstable, with ongoing exchanges of fire and heightened risk of further escalation. Regional and international responses are ongoing, and the risk of broader conflict in the Middle East has increased.

In connection with the Israeli security cabinet’s declaration of war against Hamas, several hundred thousand Israeli military reservists were drafted to perform immediate military service. None of our employees were called up for active duty; however, any renewed military actions, restrictions, or government-imposed measures could adversely affect our business, prospects, financial condition and results of operations. As of March 8, 2026, we had 20 full-time and 4 part-time employees, all of whom are located in Israel.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business and financial condition. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

The continuation of the war and the recent conflicts also led to a deterioration of certain indicators of Israel’s economic standing, for instance, international credit rating agencies have lowered Israel’s credit rating. Credit rating agencies could further lower Israel’s credit rating in the future, which could disrupt the business environment in Israel and make investors hesitant to invest or transact business in Israel.

In addition, several organizations and countries may restrict doing business with Israel and Israeli companies, including economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

Further, political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

The continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in Israel or the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares and ADSs.

Due to a significant portion of our expenses and revenues being denominated in non-dollar currencies, our results of operations may be harmed by currency fluctuations.

Our reporting and functional currency is the U.S. dollar. However, we pay a significant portion of our expenses in NIS, and we expect this to continue. If the dollar materially depreciates against the NIS in the future, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Although the revenues from our current out-licensing and co-development arrangements are payable in dollars and we expect our revenues from any future licensing arrangements to be denominated primarily in dollars, we are exposed to currency fluctuation risks relating to the recording of our revenues in currencies other than the U.S. dollar. From time to time, we engage in currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the dollar. These measures, however, may not adequately protect us from material adverse effects.

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

Under the Research Law, the transfer or license to third parties outside of Israel of know-how or technologies developed under IIA-funded programs, or the transfer to third parties outside of Israel of manufacturing or rights to manufacture based on IIA-funded know-how, requires the consent of the IIA in certain circumstances, and may result in increased payments to the IIA. Specifically, for the transfer of manufacturing outside of Israel, royalty payments can be up to three times the amount of the IIA grants received, linked, plus interest, and the royalty repayment rate may increase. For the transfer of IIA-funded know-how outside of Israel, the payment may be up to six times the amount of the IIA grants, linked, plus interest. In connection with the IIA’s approval of the out-licensing transactions with Gloria and Ayrmid, the IIA determined that we are required to pay the IIA 3.9% on any sub-license consideration, up to six times the IIA grant, linked, plus interest. Additionally, in December 2024, we received IIA approval to transfer the manufacturing of motixafortide outside of Israel, which requires us to pay the IIA 4% of proceeds on any direct product sales, up to three times the IIA grant, linked plus interest. As of December 31, 2025, $1.3 million in aggregate royalties had been paid to the IIA on account of the motixafortide program and there was a contingent liability to the IIA (including interest) of $2.5 million (without taking into account the potential repayment requirement of up to six times the amount as detailed above). In any event, under our agreement with Biokine, we have a full right of offset for amounts payable to the IIA for the motixafortide program from any payments that we may owe to Biokine in the future.

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

Further, our Articles of Association, as amended and currently in effect, or our Articles of Association provide that our directors (other than external directors, if any) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting; rather, at least two annual meetings of shareholders will generally be required to effect a change in a majority of our board of directors. Any amendment to the provision in our Articles of Association dividing our directors into three classes and certain related provisions requires a vote of the holders of at least 65% of the shares represented at the meeting and voting on the matter.

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

Following the entry into the collaboration with Hemispherian, we currently own 40% of Tetragon, the newly created company formed to develop GLIX1, with the remaining 60% owned by Hemispherian. Tetragon is considered our partially owned subsidiary.

Our wholly owned subsidiary, BioLineRx USA, Inc., was incorporated in Delaware on January 4, 2008, and is currently inactive.

We were founded in 2003 by leading institutions in the Israeli life sciences industry. We completed our initial public offering in Israel in February 2007 and our ordinary shares are traded on the TASE under the symbol “BLRX.” In July 2011, we listed our ADSs on Nasdaq and they are traded under the symbol “BLRX.”

In March 2017, we acquired Agalimmune a private U.K.-based company and in June 2025, we sold Agalimmune, to a third party for future potential royalty consideration.

Our capital expenditures for each of the years ended December 31, 2024 and 2025 were immaterial and were $0.3 million for the year ended December 31, 2023. Our current capital expenditures involve acquisitions of laboratory equipment, computers and communications equipment.

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

B. Business Overview

General

We are a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. Our first approved product, APHEXDA® (motixafortide), a novel peptide for the treatment of stem-cell mobilization and solid tumors, with an indication in the United States for stem cell mobilization for autologous transplantation in multiple myeloma, is being developed and commercialized by Ayrmid Pharma Ltd. (globally, excluding Asia) and Gloria, (in Asia). We are also advancing the development of motixafortide for patients with pancreatic cancer and other solid tumors outside of Asia.

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

In September 2025, we entered into a collaboration transaction with Hemispherian a Norwegian biotech company focused on small molecule cancer therapeutics, for the development, clinical evaluation and commercialization of GLIX1, Hemispherian’s lead drug candidate, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma, or GBM, and other cancers. Under the terms of the Collaboration Agreement, development of GLIX1 is being carried out by Tetragon.

A key pillar of our growth strategy is to in-license additional assets in the fields of oncology and rare diseases – areas where significant unmet medical needs remain and where innovative therapies can have a transformative impact on patient lives. We are committed to identifying and advancing therapeutic candidates that demonstrate clear differentiation from currently available treatments, offering the potential for superior efficacy, improved safety, and novel mechanisms of action. We have generated our pipeline through a systematic process of asset identification, rigorous scientific and clinical validation, and disciplined in-licensing. We believe this methodical approach allows us to select candidates with a high probability of both therapeutic and commercial success. Drawing on our substantial experience in asset scouting and evaluation and executing transactions structured with back-ended, success-based consideration, we are seeking to secure assets with modest upfront payments, while aligning incentives with our partners and maintaining a focus on cost-effective clinical development programs. With our deep expertise, strategic focus, and prudent financial management, we believe we are uniquely positioned to bring forward novel therapies that can redefine standards of care and deliver significant value to patients, healthcare providers, and stakeholders.

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

Our Product Pipeline

The table below summarizes key information about our products and our clinical programs:

GLIX1

In September 2025, we entered into a collaboration transaction with Hemispherian for the development, clinical evaluation and commercialization of GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors. GLIX1, Hemispherian’s lead drug candidate, is initially being developed as a potential treatment for newly diagnosed and recurrent GBM.

GBM is the most common and aggressive form of primary brain cancer. The current standard of care (SoC) treatment was established in 2005, with only limited further advancements since. Treatment includes surgical resection, followed by radiotherapy, and concomitant and adjuvant chemotherapy (Temozolomide), yet most patients will succumb to their disease within less than 18 months (median OS of 12-18 months). GBM occurs at all ages, but peaks in the fifth and sixth decades of life, with an increasing incidence in light of the aging global population. The current standard of care (SoC) for newly diagnosed GBM, established in 2005, consists of surgical resection followed by radiotherapy and treatment with temozolomide (TMZ). While the addition of TMZ to radiotherapy has demonstrated a marginal improvement in overall survival—14.6 months with TMZ compared to 12.1 months without—this benefit is primarily observed in patients whose tumors have a methylated MGMT promoter, a subgroup that comprises only approximately 30% of GBM patients. There is currently no established standard of care for patients with recurrent GBM, further highlighting the urgent need for new therapeutic options in this patient population. New and better treatments are desperately needed aiming at improving survival, maintaining quality of life and delaying tumor progression and symptoms.

The annual incidence of GBM is expected to be approximately 18,500 patients in the U.S. and approximately 13,400 across the EU5 (France, Germany, Italy, Spain and the United Kingdom) by 2030.  Based on our estimates, we believe the total addressable market for newly diagnosed and recurrent GBM in the U.S., Germany, UK, France, Italy and Spain will reach approximately $3.7 billion by 2030.

GLIX1 is a first-in-class therapeutic agent with a novel mechanism of action that targets DNA damage repair by restoring Ten-Eleven Translocation 2 (TET2) activity, making it applicable to a broad range of cancers.  DNA methylation and demethylation are essential processes for normal cellular function. TET2 is a key enzyme responsible for initiating the DNA demethylation cycle, which results in the formation of single-stranded DNA breaks that are well tolerated in healthy cells. In cancer cells, however, hypermethylation in certain regions is a common feature, and TET2 activity is frequently inhibited by oncometabolites, leading to increased DNA methylation in close genomic proximity. Restoration of TET2 activity in these cancer cells generates numerous single-stranded DNA breaks at heavily methylated regions, which are subsequently converted into double-stranded DNA breaks. This overwhelms the DNA repair capacity of the cancer cells, ultimately resulting in cell death. This mechanism underpins the therapeutic rationale for targeting TET2 activity in cancers characterized by reduced TET2 activity.

Preclinical studies of GLIX1 have demonstrated its ability to restore TET2 activity in cancer cells, resulting in increased levels of 5-hydroxymethylcytosine (5hmC) and the induction of double-stranded DNA breaks, ultimately leading to cancer cell death. In tumor tissue, GLIX1 treatment was associated with a significant increase in 5hmC levels compared to controls (p<0.001), confirming the compound’s on-target activity. Immunohistochemical analyses further showed that restoration of 5hmC in cancer cells led to the accumulation of DNA damage markers and apoptosis. GLIX1 exhibited high potency, as reflected by low IC50 values, across a variety of cancer cell lines. Importantly, GLIX1 demonstrated strong synergy with PARP inhibitors (PARPi), sensitizing homologous recombination (HR)-proficient cancer cells to PARPi therapy. This finding suggests that GLIX1 may substantially expand the population of patients who could benefit from PARP inhibitor-based regimens, beyond the small subset of HR-deficient cancers currently addressed by these agents.

GBM was selected as the initial clinical indication for GLIX1 based on several lines of evidence. GBM and other high-grade gliomas are characterized by significantly reduced 5hmC levels and increased DNA methylation compared to healthy brain tissue. GLIX1 demonstrated efficacy in orthotopic GBM xenograft models, with treated animals showing marked tumor reduction compared to controls. Additionally, GLIX1 was effective in cell lines resistant to TMZ, the current standard of care, addressing a critical unmet need as more than half of GBM patients are TMZ-resistant due to unmethylated MGMT promoter status. Pharmacokinetic studies in healthy mice showed that GLIX1 achieves good blood-brain barrier penetration following oral administration, with favorable brain and plasma exposure profiles. Collectively, we believe these results support the advancement of GLIX1 into clinical development for GBM and potentially other cancers with reduced TET2 activity or high HR proficiency. GBM has been selected as the initial target indication, with data from this setting expected to support further development of GLIX1 in central nervous system malignancies as well as additional cancer types.

An IND application was cleared by the FDA in August 2025, and a Phase 1/2 study is expected to initiate in Q1 2026. GLIX1 has also been granted Orphan Drug Designation by both the FDA and the European Medicines Agency, or EMA, underscoring the substantial unmet need in this indication. Further development in other solid tumors is being planned.

The open-label dose escalation Phase 1 part of the trial is expected to recruit up to 30 patients with recurrent and progressive GBM and other high-grade gliomas. The objective of this part is to establish a maximum tolerated dose (MTD) and/or a recommended dose based on safety, PK/PD and preliminary efficacy. Data from the Phase 1 part of the trial is anticipated in H1 2027. The Phase 2a expansion part of the trial is planned to include various population cohorts including GBM (newly diagnosed and/or recurrent), as well as additional cancers with/without SOC (e.g., PARP inhibitors). These cohorts are planned to provide preliminary efficacy, PD assessments and dose optimization to provide the basis for a rapid and effective advanced clinical development program. Data from the Phase 2 part of the trial is planned in H1 2028.

Motixafortide

Motixafortide is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, for the treatment of stem cell mobilization and solid tumors. CXCR4 is expressed by normal hematopoietic cells and overexpressed in various human cancers where its expression correlates with disease severity. CXCR4 is a chemokine receptor that mediates the homing and retention of hematopoietic stem cells, or HSCs, in the bone marrow, and also mediates tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and survival. Before “motixafortide” was approved by the World Health Organization, or WHO, in 2019 as an International Nonproprietary Name, this therapeutic candidate was known as “BL-8040.” In October 2021, we received WHO approval of the United States Adopted Name, or USAN, “motixafortide.” The FDA-approved trade or brand name of motixafortide is APHEXDA.

Inhibition of CXCR4 by motixafortide leads to the mobilization of HSCs from the bone marrow to the peripheral blood, enabling their collection for subsequent autologous or allogeneic transplantation in cancer and other patients requiring the mobilization of HSCs. Clinical data has demonstrated the ability of motixafortide to mobilize higher numbers of long-term engrafting HSCs (CD34+CD38-CD45RA-CD90+CD49f+) as compared to G-CSF.

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

In the field of immuno-oncology, motixafortide mediates infiltration of effector T-cells while reducing immune suppressor cells (Tregs and MDSCs) in the tumor microenvironment, or TME.

The following is a summary of our motixafortide principal development activities.

Stem cell mobilization

Multiple Myeloma

In September 2023, the FDA approved motixafortide in combination with G-CSF to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with multiple myeloma. In March 2025, marketing authorization with the FDA was transferred to Ayrmid.

In November 2023, we initiated pivotal bridging study preparation activities with Gloria, our Asia partner, to support potential approval and commercialization of motixafortide in stem-cell mobilization in China. In February 2024, an IND was filed with the Center for Drug Evaluation of the National Medical Products Administration, which was approved in May 2024. The study in China was originally planned to commence in the first half of 2025 and was initiated in November 2025, with data approximately 18 months later.

Sickle Cell Disease

In March 2023, we entered into a clinical collaboration with Washington University School of Medicine in St. Louis to advance a Phase 1 clinical trial in which motixafortide would be evaluated as a monotherapy and in combination with natalizumab (VLA-4 inhibitor), as novel regimens to mobilize CD34+ hematopoietic stem cells (HSC) for gene therapies in Sickle Cell Disease. The proof-of-concept investigator-initiated study planned to enroll ten adults with a diagnosis of SCD that were receiving automated red blood cell exchanges via apheresis. The trial’s primary objective was to assess the safety and tolerability of motixafortide alone and in combination with natalizumab in SCD patients, defined by dose-limiting toxicities. Secondary objectives included determining the number of CD34+ hematopoietic stem and progenitor cells (HSPCs) mobilized via leukapheresis; and determining the pharmacokinetics of CD34+ HSPCs mobilization to peripheral blood in response to motixafortide alone and motixafortide plus natalizumab in SCD patients. The study began in 2023 and was completed during 2025. Following the out-licensing of motixafortide to Ayrmid, the study was continued under the Ayrmid License Agreement. Final results from the study were presented in a poster presentation at the 67th American Society of Hematology (ASH) Annual Meeting in December 2025. A summary of the published abstract is set forth below.

Ten subjects were enrolled (median age 29.5 yrs, 50% male, 90% SS). Motixafortide alone and in combination with natalizumab were safe and well tolerated. Common adverse events were transient and included Grade 1-2 injection site and systemic reactions (pruritic – 90%; tingling/pain – 80%; urticaria – 40%). No Grade 4 adverse events, dose limiting toxicities or complicated vaso-occlusive crises were observed.

Motixafortide alone, and in combination with natalizumab, resulted in robust CD34+ HSC mobilization to the peripheral blood, or PB. Motixafortide alone mobilized a median of 189 CD34+ cells/μl (range 77-690) to the PB at 10-14 hours post motixafortide administration, with a median 4.22x106 CD34+ cells/kg as part of a single blood volume collection, projecting the collection of 16.9x106 HSCs in a normal, single-day four-blood-volume apheresis collection session. Motixafortide in combination with natalizumab mobilized a median of 312 CD34+ cells/μl (range 117-447) at 14 hours post motixafortide administration, with median 4.89x106 CD34+ cells/kg collected as part of a single blood volume collection, projecting the collection of 19.6x106 CD34+ HSCs in a single-day four-blood -volume apheresis collection session. In two subjects with prior plerixafor mobilization, motixafortide alone, and in combination with natalizumab led to 2.7-2.8 fold higher PB CD34+ cells/μl and 2.8-3.2 fold higher CD34+ cells/kg, respectively. Moreover, while all SCD subjects mobilized well, two phenotypic SCD subgroups were identified with distinct mobilization kinetics, “super” (n=4) and “standard” (n=6) mobilizers. Motixafortide mobilized significantly higher CD34+ HSCs in super vs standard mobilizers (median 481 vs 132 CD34+ cells/μl) (p<0.0001), while with motixafortide in combination with natalizumab the difference in super vs standard was not significant (p=0.1156).

In conclusion, this first-in-human trial demonstrated the potential of motixafortide alone, and in combination with natalizumab, as novel G-CSF-free regimens to safely optimize HSC mobilization in SCD (median CD34+ cells/μl: plerixafor=73, motixafortide=189, motixafortide+natalizumab=312).

In May 2024, we announced that we entered into a multi-center Phase 1 clinical trial sponsored by St. Jude Children’s Research Hospital, Inc. to evaluate motixafortide for the mobilization of CD34+ hematopoietic stem cells (HSCs) used in the development of gene therapies for patients with SCD.  Investigators in the trial from St. Jude Children’s Research Hospital, Inc. and two other clinical sites have extensive SCD gene therapy clinical development experience and are recognized leaders in the field. Following the out-licensing of motixafortide to Ayrmid, the study is being continued under the Ayrmid License Agreement. The first patient in the study was dosed in February 2025 and data is expected in 2026.

Pancreatic Cancer

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

In October 2020, we announced that motixafortide will be tested in combination with the anti-PD-1 cemiplimab (LIBTAYO®) and standard-of-care chemotherapy (gemcitabine and nab-paclitaxel) in first-line PDAC. This investigator-initiated Phase 2, single-arm study (CheMo4METPANC), led by Columbia University and supported equally by BioLineRx and Regeneron, initially enrolled 11 PDAC patients in a pilot phase. In September 2023, we reported preliminary data from the pilot phase of the study. As of July 2023, of those 11 patients, seven patients (64%) experienced a partial response (PR), of which six (55%) are now confirmed PRs, with one patient experiencing resolution of the hepatic (liver) metastatic lesion. Three patients (27%) experienced stable disease, resulting in a disease control rate of 91%. These findings compare favorably to historic partial response and disease control rates of 23% and 48%, respectively, reported with the chemotherapy combination of gemcitabine and nab-paclitaxel. In May 2025, we reported updated results from the pilot phase, indicating that four of 11 patients remained progression free after more than one year. Two patients underwent definitive treatment for mPDAC – one had complete resolution of all radiologically detected liver lesions and underwent definitive radiation to the primary pancreatic tumor, and one had a sustained partial response and underwent pancreaticoduodenectomy with pathology demonstrating a complete response. An analysis of pre- and on-treatment biopsies and peripheral blood mononuclear cells (PBMCs) also revealed that CD8+ T-cell tumor infiltration increased across all eleven patients treated with the motixafortide combination.

Based on the preliminary data from the pilot phase, the planned single-arm study was amended to a significantly larger, randomized multi-center study, with a new planned total of 108 patients. The amended Phase 2b study is evaluating the combination of motixafortide, PD-1 inhibitor cemiplimab, and standard of care chemotherapies gemcitabine and nab-paclitaxel, versus gemcitabine and nab-paclitaxel alone. The trial's primary endpoint is progression free survival, and a pre-specified interim futility analysis will be conducted when 40% of progression free survival events are observed, which is planned for 2026. Secondary objectives include safety, response rate, disease control rate, duration of clinical benefit and overall survival. In February 2024, the first patient was dosed, with full enrollment planned in 2027.

We have also been advancing plans in collaboration with Gloria, our Asia partner, for a Phase 2b randomized study assessing motixafortide in combination with the PD-1 inhibitor zimberelimab and standard-of-care chemotherapy as first-line treatment in patients with metastatic pancreatic cancer. IND submission and protocol finalization was planned for the first half of 2025. However, Gloria is not currently advancing this study according to schedule and it is unclear when such study will be initiated, if at all. There can be no assurance that Gloria will meet its obligations under the Gloria License Agreement.

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

In addition, as part of our future growth strategy, we intend to pursue additional in-licensing opportunities as well as other strategic transactions such as co-development agreements, acquisitions, and technology partnerships, to expand and diversify our product pipeline. We will specifically target innovative therapeutic candidates that complement our existing portfolio and align with our core expertise in oncology and rare disease. Through these strategic in-licensing efforts, we aim to enhance shareholder value while advancing our mission of bringing novel therapies to patients in need.

Out-Licensing Agreements

Out Licensing of Motixafortide in All Territories Except Asia

On November 20, 2024, we entered into a license agreement, or the Ayrmid License Agreement with Ayrmid pursuant to which we granted to Ayrmid an exclusive, transferable, royalty-bearing, sublicensable license with respect to the intellectual property rights and know-how associated with motixafortide, in order to commercialize motixafortide across all indications, except solid tumor indications, in all territories other than Asia, or collectively, the Ayrmid Territory.

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

Out Licensing of Motixafortide in Asia

On August 27, 2023, we entered into the Gloria License Agreement, with Hong Seng Technology Limited, or HST, and Gloria, and/or with HST, the Gloria Licensee, pursuant to which we granted HST an exclusive, royalty-bearing, sublicensable license with respect to the intellectual property rights and know-how associated with motixafortide in order to develop and commercialize motixafortide in Asia (other than Israel and certain other countries), or the Gloria Territory, and to engage and authorize Gloria to perform services under the Gloria License Agreement in the Territory.

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

Out-Licensing Agreement with Perrigo

See “—Our Product Portfolio— BL-5010.

Collaboration Agreement with Hemispherian

On September 29, 2025, we entered into a collaboration with Hemispherian for the development, clinical evaluation and commercialization of GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors. As part of the collaboration, (i) we and Hemispherian entered into a Collaboration and Shareholders Agreement, or the Collaboration Agreement, which governs the ownership, governance, funding, administration, and related operational and commercial terms of Tetragon Biosciences, Ltd, a newly-created company owned by us and Hemispherian, or Tetragon, and (ii) Hemispherian and Tetragon entered into an Asset Transfer Agreement (the “ATA”), pursuant to which Hemispherian transferred to Tetragon certain intellectual property, regulatory filings, know-how, and related assets primarily in respect of GLIX1, Hemispherian’s lead compound, or the Transferred Assets. The transactions closed on the same day.

Pursuant to the Collaboration Agreement, Hemispherian will initially hold 60% of the issued share capital of Tetragon, and we will hold the remaining 40%. As consideration for Hemispherian’s contribution of the Transferred Assets, we agreed to invest $5 million in Tetragon, or the Threshold Amount, within 36 months as of the date of the Collaboration Agreement, in tranches according to a development plan, which period may be extended by an additional six months upon the occurrence of certain events as specified in the Collaboration Agreement, or the Threshold Term. If we do not invest the full Threshold Amount by the end of the Threshold Term, Hemispherian will have the right to repurchase, for nominal consideration, a pro rata portion of the Company’s shares in Tetragon corresponding to the unfunded portion of the Threshold Amount.

Following the investment of the Threshold Amount, we may make additional investments in Tetragon. For each incremental $1 million invested by us beyond the Threshold Amount, we will be entitled to an additional 1% equity interest, up to an aggregate maximum ownership of 70%. Following the attainment of a 50% stake by us in Tetragon, Hemispherian will have the right to co-invest alongside us on the same terms in order to maintain a 50% ownership stake in Tetragon.

Furthermore, under the terms of the Collaboration Agreement, we will be responsible for managing and implementing Tetragon’s activities and overseeing Tetragon’s operations, budget, and expenses. Following the closing, Tetragon will pay Hemispherian a monthly advisory fee of $80,000 for a period of 24 months or until the termination of Tetragon, whichever occurs first.

The Collaboration Agreement provides for the establishment of a board of directors of Tetragon as well as a steering committee with joint representation from both us and Hemispherian. We hold the deciding vote in the event of any deadlock on either of such corporate bodies. In addition, the Collaboration Agreement includes restrictions on the transfer of shares of Tetragon by us and Hemispherian, requiring the consent of the other party, subject to certain exceptions, including transfers to permitted transferees or transfers in connection with a merger or acquisition transaction. The Collaboration Agreement further provides a bring-along right, which may be exercised by a simple majority of the shareholders and the board of directors, subject to the consent rights described above.

Tetragon has a first look right, as well as a right of first refusal, on other assets in Hemispherian’s pipeline for defined periods specified in the ATA.

The ATA and the Collaboration Agreement contain customary representations and warranties, indemnification and other provisions customary for transactions of this nature. In addition, we have provided an indemnification to Hemispherian in an amount of up to 50% of Hemispherian’s potential tax liability in Israel arising from the unlikely event of the payment of future dividend distributions by Tetragon to its shareholders, net of amounts recoverable under any double tax treaties available to Hemispherian.

The Collaboration Agreement and the ATA include termination events, including failure to fund the Threshold Amount within the Threshold Term, or prolonged inability of Tetragon to operate due to insufficient financial resources.

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

Patents

As of March 8, 2026, we owned or exclusively licensed for use within our field of business 21 patent families that collectively contain 141 granted patents, 3 allowed patent applications and 97 pending patent applications relating to the three candidates listed below. We are also pursuing patent protection for other drug candidates in our pipeline. Patents related to our therapeutic candidates may provide future competitive advantages by providing exclusivity related to the composition of matter, formulation, and method of administration of the applicable compounds and could materially improve the value of our therapeutic candidates. The patent positions for our three therapeutic candidates are described below and include both issued patents and pending patent applications we own or exclusively license. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

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

•
With respect to GLIX1 Tetragon owns the following: (i) the use of GLIX1 for treating cancer of the central nervous system, e.g., glioblastoma, is covered by patents granted in the United States, Europe, China, Japan and eight other countries. The term of these patents will expire in 2040; (ii) the use of GLIX1 for treating cancer, in which cytidine deaminase (CDA) is not over-expressed, is covered by patents granted in Europe and Japan. A member patent application has been allowed in the United States, while other member applications are pending in China and other countries. The term of the patents, if granted, will expire in 2040; (iii) the use of GLIX1 for treating chronic myelogenous leukemia (CML) is covered by member applications pending in Europe and Korea. The term of the patents, if granted, will expire in 2040; and (iv) the use of GLIX1 in combination with a PARP inhibitor, for treating HR-proficient cancers is covered by patent applications pending in the United States, Europe, Japan, China, Canada, Australia, Mexico, Brazil, Korea and Israel. The term of the patents, if granted, will expire in 2044.

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

Trademarks

We also rely on protection available under trademark laws. As of March 8, 2026, we have registered textual trademarks for “APHEXDA” in Israel, Australia, Brazil, Canada, China, EU, UK, Japan, Republic of Korea and the USA, as well as registered logo marks for “APHEXDA” in Israel, Australia, Brazil, China, EU, UK, Japan, Republic of Korea and the USA. We also have the same pending logo trademark in Canada. We further have registered textual trademarks for “BioLineRx” in the USA and registered logo marks for “BioLineRx” in Israel and the USA, and a pending national application for the textual trademark “BioLineRx” in the USA (subject to approval of a transformation request). We also claim common law protections for other marks we use in our business. Competitors and other companies could adopt similar marks or try to prevent us from using our marks, consequently impeding our ability to build brand identity and possibly leading to customer confusion.

Manufacturing

With respect to GLIX1, we rely on contract manufacturers for clinical and pre-clinical development. For motixafortide, we also rely on contract manufacturers for clinical development and fulfillment of our obligations under the Ayrmid License Agreement and Gloria License Agreement. We are currently in the process of transferring responsibility for manufacturing of motixafortide to Ayrmid. In addition, under the Gloria License Agreement, the Gloria Licensee may in the future serve as an additional source for the manufacture of motixafortide. Nevertheless, we will still retain the right to manufacture motixafortide in the future for our own clinical development and future commercialization in the indications and territories where we have retained rights. Given the long lead times and cost of establishing additional manufacturing sites, we expect that the manufacture of GLIX1 and motixafortide will occur at single contract manufacturers for the foreseeable future. Our manufacturing partners have a limited number of facilities in which our therapeutic candidates can be produced.

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

GLIX1

Glioblastoma

In the field of glioblastoma (GBM), therapeutic candidates compete indirectly with a small number of established modalities. In newly diagnosed GBM, the backbone therapeutic regimen remains temozolomide chemotherapy. In addition, Novocure’s Tumor Treating Fields (TTFields) device, Optune®, is FDA-approved for maintenance in combination with temozolomide. Oncologists have limited options for recurrent GBM. Bevacizumab (Avastin® and biosimilars) is FDA-approved for adult patients with GBM that has progressed following prior therapy. Local therapy with the GLIADEL® wafer (carmustine implant) is also indicated as an adjunct to surgery for recurrent GBM.

Blood-brain barrier constraints, profound heterogeneity, and an immunosuppressive microenvironment have historically limited the impact of systemic immunotherapies, with mutational biomarkers such as MSI-H being rare in GBM. Multiple agents are being evaluated, some in late-stage or pivotal development, including radiotherapeutics Reyobiq by Plus Therapeutics and TLX-101 by Telix, cancer vaccines TVI-Brain-1 by TVAX Biomedical and IGV-001 by Imvax and GSK’s PARP inhibitor niraparib. In addition, multiple agents are being evaluated within the GBM AGILE adaptive platform trial, such as AstraZeneca’s ATM inhibitor AZD-1390, Vigeo Therapeutics’ thrombospondin agonist VT-1021, Biohaven’s troriluzole, and Polaris’ arginine-deprivation therapy pegargiminase.

GBM has shown a high attrition rate, with multiple failures across mechanisms to improve survival endpoints. Examples include VAL-083 by Kintara Therapeutics and regorafenib by Bayer), which were evaluated in the GBM AGILE trial, underscoring the persistent difficulty of converting early signals into registrational success.

TET2 landscape

The competitive landscape of TET2 agonists is sparse. Most notably, GLIX1 competes mechanistically with ONR-001 by Oniria Therapeutics, a preclinical allosteric TET2 activator developed against treatment-resistant colorectal cancer, melanoma and other hematologic and solid tumors. In addition, Vitamin C (ascorbic acid) is a co-factor of TET enzymes and can enhance TET2-dependent activity. In the clinic, high-dose Vitamin C is explored in multiple cancer indications, largely by academic investigators. Industry-sponsored clinical developments in oncology include General Oncology that combine low-dose Vitamin C with other therapies in advanced BRCA or PALB2-mutated metastatic cancer pancreatic and breast cancer. In addition, Vitamin C treatment is tested clinically in cancer-associated and other diseases. For instance, late-stage fixed-dose combinations that include Vitamin C are developed by Quercis Pharma, testing isoquercetin-based Kinisoquin in preventing cancer-associated thrombosis, and Renovion, testing ARINA-1 to prevent bronchiolitis obliterans syndrome.

Motixafortide

Stem cell mobilization

Motixafortide competes directly with Mozobil® (plerixafor), which is marketed by Sanofi Genzyme as a stem cell mobilizer for autologous stem cell transplantation. During the third quarter of 2023, Mozobil’s last-to-expire U.S. listed patent expired. As a result, several companies have launched generic formulations of plerixafor at prices substantially lower than Mozobil, including Dr. Reddy’s Laboratories Ltd., Teva Pharmaceuticals USA, Inc., MSN Laboratories Private Ltd., Eugia Pharma Specialities Ltd., Amneal EU Ltd., Gland Pharma Ltd., Hetero Labs Ltd and Meitheal Pharmaceuticals, Inc.

The competitive development pipeline in stem cell mobilization is currently limited, but we are aware of Exicure’s burixafor in combination with propranolol and G-CSF, which is under clinical investigation for stem cell mobilization in multiple myeloma and may compete with motixafortide in the future.

CXCR4 landscape

A new CXCR4 inhibitor, XOLREMDI®, was approved by the FDA in 2024 for WHIM syndrome and has recently entered late-stage clinical trials for chronic neutropenia. We are also aware of other CXCR4 inhibitors in various stages of development, including burixafor being developed by Exicure for stem cell mobilization in multiple myeloma and PTX-9908 being developed by TCM Biotech in hepatocellular carcinoma. Other approaches include radiotherapeutics targeting CXCR4-expressing cells for various cancer indications, including those being developed by PentixaPharm.

Pancreatic cancer

Immuno-oncology is an area of significant interest in the pharmaceutical market, particularly immuno-oncology combination therapies. Thousands of immuno-oncology combination treatments are currently being tested in clinical trials that aim to transform scientific innovation into practice-changing cancer drugs.

In the field of pancreatic ductal adenocarcinoma (PDAC), motixafortide competes indirectly with the few currently approved treatments for PDAC. Motixafortide is believed to modulate the effector/suppressor cell ratio toward a proinflammatory profile, which may act synergistically with checkpoint inhibitor agents to enhance the anti-tumor activity of infiltrated T cells. In the first-line setting, gemcitabine in combination with Abraxane® or the FOLFIRINOX regimen are the current standards of care. In February 2024, Ipsen’s Onivyde® obtained approval in first-line metastatic PDAC as part of the NALIRIFOX regimen based on the Phase III NAPOLI-3 trial.

Oncologists have limited options among existing therapies for second-line metastatic patients. Onivyde® is FDA-approved in combination with 5-FU and leucovorin for patients previously treated with gemcitabine-based therapy. LYNPARZA® is approved for maintenance treatment of germline BRCA-mutated metastatic pancreatic cancer (approximately 7% of all cases). Recently, BIZENGRI® gained accelerated approval as a second-line treatment for patients with NRG1 fusions (less than 1% of all cases).

Multiple targeted, biomarker-specific treatments have been approved across solid tumors. These include Merck’s KEYTRUDA® for MSI-H/dMMR cancers (approximately 1% of all pancreatic cancer cases) and ENHERTU® for HER2-positive solid tumors (approximately 2-6% of PDAC) following prior systemic treatment.

We are aware of late clinical-stage development in metastatic PDAC by other companies, including daraxonrasib, a RAS inhibitor by Revolution Medicines, and quemliclustat from Arcus Biosciences. In China, several advanced antibody modalities have entered late-stage development, including assets targeting Claudin 18.2-positive tumors and PD-1-directed bispecifics.

In recent years, there have been multiple clinical failures of compounds for advanced PDAC, most notably FibroGen’s pamrevlumab, Erytech’s eryaspase, and Astellas’ zolbetuximab. Despite a busy early-stage clinical pipeline, there are only a few Phase III and approved assets, demonstrating a high attrition rate in PDAC.

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

Unless a drug is exempt from the NDA process or the Biologics License Application, or BLA, process or subject to another regulatory procedure, the steps required before a drug may be marketed in the United States include:

•	completion of preclinical laboratory tests, animal studies and formulation development;
•	submission to the FDA of an Investigational New Drug, or IND, application to conduct human clinical testing;
•	completion of adequate and well controlled clinical trials to determine the safety and efficacy of the drug for each indication as well as to establish the exposure levels;
•	submission to the FDA of an application for marketing approval;
•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is manufactured; and
•	FDA review and approval of the drug and drug labeling for marketing.
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

Clinical trials in the EU are regulated under Regulation (EU) 536/2014 (CTR), as amended on April 5, 2022. As opposed to the previous Directive 2001/20/EC (CTD), which as an EU directive was not directly applicable in the member states, the CTR (as an EU regulation) has immediate effect for the whole EU and did not have to be transposed into national law. While national laws implementing the CTD varied to a great extent, the CTR provides for a significant further harmonization of the law governing clinical trials in the EU. After significant delay, the CTR became applicable on January 31, 2022. The CTR now harmonizes the assessment and supervision processes for clinical trials throughout the EU via the Clinical Trials Information System (CTIS), which includes a centralized EU portal and database for clinical trials. From 31 January 2023 onwards, clinical trial sponsors need to apply to start a clinical trial via CTIS. Additionally, CTIS is used to coordinate the assessment between Member States, handle regulatory queries, and communicate the respective national decisions to the sponsor. Therefor CTIS ensures the harmonized and transparent approval system envisaged by the CTR. In accordance with the CTR, the Data submitted, will be published in the EU database. From 31 January 2025, any trials previously approved under the CTD that continue to run after such date will need to comply with CTR and their sponsors must have recorded the required information on such trials in CTIS. The CTR provides inter alia:

•	Consistent rules for conducting clinical trials throughout the EU;
•	Making information on the authorization, conduct and results of each clinical trial carried out in the EU publicly available;
•	Harmonized electronic submission and assessment process for clinical trials conducted in multiple member states;
•	Improved collaboration, information sharing and decision-making between and within member states;
•	Increased transparency of information on clinical trials; and
•	Higher standards of safety for all participants in EU clinical trials, also ensured through compliance with Good Clinical Practice (GCP).
The authorization of a clinical trial (Phase 1-3) in an EU member state requires the submission of a clinical trial application (CTA) via the EU Portal, CTIS. The application will be reviewed by the competent authorities of the member states where the trial is supposed to take place. The application and approval process is conducted by the member states under the cooperation system set forth in the CTR. Particularities under member states’ national law still apply to some extent. In general, the CTA should include, among other documents, the study protocol, results of the nonclinical studies and manufacturing information and analytical results. A detailed list is listed in Annex I of the CTR. Also, the sponsor has to suggest one of the concerned member states as reporting member state. The concerned member state may, within three days of submission of the application, raise objections to the proposal or declare their willingness to act as the reporting member state. The reporting member state is designated no later than six days after submission. The reporting member state validates the application within ten days and requests additional documentation if it is incomplete. The sponsor has ten days (max.) to supply the requested documents. The reporting Member State decides on the completeness of the application within five days. Once validation has been successful, the evaluation phase begins. The CTR aims at speeding up the validation and review of clinical trial applications and therefore provides strict deadlines.

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

Centralized Procedure (CP)

The Centralized Procedure according to Regulation 726/2004/EC (as amended on January 28, 2022) allows a marketing authorization holder to market the medicine and make it available to patients and healthcare professionals throughout the entire EEA on the basis of a single marketing authorization, granted by the European Commission based on the opinion of the Committee for Medicinal Products for Human Use (CHMP), which is responsible for the scientific assessment, acting in its capacity as the European Licensing Authority on the advice of the EMA. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. The marketing authorization needs to be renewed after 5 years, after which it is often valid indefinitely. Therefor a re-evaluation of the risk-benefit balance is necessary for the renewal. A renewal application must be submitted to the Agency at the latest 9 months before the expiry date of the MA. The MA validity period is calculated from the date of notification of the Commission Decision.

Certain medicinal products (e.g., products derived from biotechnology, advanced-therapy medicinal products, orphan medicinal products and medicinal products for human use, which contain an active substance authorized in the European Union after May 20, 2004 and which are intended for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune diseases and other immune dysfunctions or viral diseases) must be authorized centrally. The centralized authorization procedure is optional for other medicinal products if they contain a new active substance which on May 20, 2002 was not authorized in the European Union, or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients in the European Union. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application or within 150 days by means of an accelerated procedure (excluding clock stops); the review period can be extended. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the decision granting a marketing authorization. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. A refusal of a centralized marketing authorization constitutes a prohibition on placing the given medicinal product on the market in the EU. The European Commission is further empowered to suspend, revoke, or withdraw an authorization where safety concerns arise or where regulatory requirements have been breached. Any post‑authorization changes must be implemented in compliance with the procedural requirements laid down in Commission Regulation (EC) No 1234/2008.

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

National Authorization Procedure

A National Authorization Procedure is used when applying for a marketing authorization in one individual EEA state. The national procedure can only be used if the medicinal product does not already have a marketing authorization in another EEA state. The national authorization has validity for five years. After this period the authorization can be renewed for another five years.

Mutual Recognition Procedure (MRP)

The mutual recognition procedure (Art. 28 Directive 2004/27/EC) can be used if a medicinal product already has a marketing authorization in one EEA member state, and the authorization holder would like to extend the authorization to other member states. An application for mutual recognition may be addressed to one or more EEA countries. The country in which the national marketing authorization has been granted acts as the “Reference Member State,” and the other countries concerned (Concerned Member States) can, upon successful completion of the procedure, recognize the marketing authorization. To this end, the marketing authorization holder shall request the Reference Member State either to prepare an assessment report on the product or, if necessary, to update any existing assessment report. The assessment time is 180 days plus 30 days.

If the Member State concerned considers that the recognition of an authorization would pose a risk to public health, it shall notify the other Member States so that, if necessary, with the involvement of the Coordination Group for Mutual Recognition and Decentralised Procedures – Human (CMDh), measures can be taken to resolve the conflict and enable the authorization to be recognized.

Decentralized Procedure (DCP)

The decentralized procedure (introduced by Directive 2004/27/EU) is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. It allows the common assessment of an application submitted simultaneously to several member states. One of the member states will take the lead in evaluating the application as Reference Member State to facilitate agreement with the Concerned Member States and the grant of a national marketing authorization in all of these member states. To this end, the Reference Member State conducts a detailed review and prepares a draft assessment report, a draft assessment report, a draft summary of product characteristics and a draft of the labelling and package leaflet and shall send these documents to the Concerned Member States to provide comments. The assessment time is 210 days plus 30 days. Upon successful completion of the authorization procedure, the medicinal product will receive uniform national approval in the member states concerned.

Manufacturing Requirements

Any medicinal product placed on the market in the EEA must be manufactured in accordance with the principles of good manufacturing practice as set out in Directive EC2017/1572 supplementing Directive 2001/83/EC of the European Parliament and of the Council as regards the principles and guidelines of good manufacturing practice for medicinal products for human use for human use and Volume 4 of the “Rules Governing Medicinal Products in the European Community”. Directive 2017/1572/EU has replaced Directive 2003/94/EC. Directive 2003/94/EC will still be applicable to clinical trials conducted in accordance with the former regime under transitional provisions. Furthermore, distribution of medicinal products in the EU is subject to Directive 2001/83/EC and current guidance on good distribution practice, or GDP. Additionally, an official manufacturing license is required before production can commence. Moreover, EU law requires the clinical results in support of clinical safety and efficacy to be based upon clinical trials conducted in the EU in compliance with the requirements of the CTR and Directive 2005/28/EC, which implement good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the EU and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in the CTR or if conducted prior to 31 January 2022, its predecessor Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to the CTR, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the EU. The GMP requirements also apply tp investigational medicinal products and must be released by a qualified person.

Law Relating to Pediatric Research

Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006 and Regulation (EU) 2019/5), or the Pediatric Regulation, was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population (children aged 0 to 17 years). It requires any application for marketing authorization made after July 26, 2008 in respect of a medicinal product not authorized in the EU on January 26, 2007, the time the Regulation entered into force, to include studies in children conducted in accordance with a pediatric investigation plan agreed to by the relevant European authorities. The approval authority may reject an application for approval or restrict the approval if the paediatric investigation plan has not been complied with and no exemption applies. The results of the studies will be published in the CTIS. This does not apply if the product is subject to an agreed waiver or deferral or if the product is excluded from the scope of Regulation 1901/2006, which is the case for inter alia generics, homeopathic and traditional (herbal) medicinal products. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. Moreover, this regulation imposes the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation (EC) no. 469/2009 or its precursor Regulation (EEC) 1768/92 by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to Orphan Drug designation, in which case the 10-year market exclusivity period for such orphan products is extended to 12 years. If any of the non-centralized procedures for marketing authorization have been used, the six-month extension of the supplementary protection certificate is only granted if the medicinal product is authorized in all member states. Where the product is no longer covered by a patent or supplementary protection certificate, the applicant may make a separate application for a Pediatric Use Marketing Authorization, or PUMA, which, on approval, will provide eight years’ protection for data and 10 years’ marketing protection for the pediatric results.

Post-authorization Obligations

An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post-authorization regulations relating to the marketing and other activities of authorization holders. These may include requirements relating to provision of a risk management plan and provision of annual periodic safety update reports, carrying out of post-authorization efficacy studies and/or post-authorization safety studies, maintenance of a pharmacovigilance system master file, adverse event reporting, signal detection and management and other pharmacovigilance activities conducted under an established quality system, advertising, packaging and labelling, patient package leaflets, and distribution. These obligations also include reporting side effects via EudraVigilance. The regulations frequently operate within a criminal law framework, and failure to comply with the requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers. As an example, the mandatory designation of a Qualified Person for Pharmacovigilance (QPPV) constitutes a requirement whose breach can be subject to sanctions, EU pharmacovigilance legislation has been significantly modified by the Pharmacovigilance Directive, Directive 2010/84/EU (as amended on January 20, 2011) which amended the legal framework of pharmacovigilance for medicines marketed within the EU provided in Regulation (EC) No 726/2004 with respect to EU authorized medicinal products and in Directive 2001/83/EC with respect to nationally authorized medicinal products (including those authorized through the mutual recognition and decentralized systems). Furthermore, EU good pharmacovigilance practice (GVP) rules apply. With the amended pharmacovigilance requirements, the financial and organizational burden on market authorization holders increased significantly, such as the obligation to maintain a pharmacovigilance system master file that applies to all holders of marketing authorizations granted in accordance with Directive 2001/83/EC (as amended on January 1, 2025) or Regulation (EC) No 726/2004 (as amended on January 28, 2022). Marketing authorization holders must furthermore collect data on adverse events associated with use of the authorized product outside the scope of the authorization. Pharmacovigilance for biological products and medicines with a new active substance is strengthened by subjecting their authorization to additional monitoring activities. The EMA specifies the medicinal products concerned in the “List of Medicinal Products under Additional Monitoring”, which must be regularly updated and reviewed. This ensures that safety‑relevant information is collected more quickly and that risks can be identified and managed at an early stage.

Another relevant aspect in the EU regulatory framework is the “sunset clause”: a provision leading to the cessation of the validity of any marketing authorization if it is not followed by marketing within three years or, if marketing is interrupted for a period of three consecutive years.

Data Privacy in the EU

The EU has a strict regime on data privacy under the General Regulation on Data Protection, Regulation 2016/679 (GDPR), as amended on May 4, 2016, that has become applicable on May 25, 2018. The GDPR as an EU regulation does not have to be implemented into member states’ national law but applies directly in all member states. It applies to companies with an establishment in the European Economic Area (EEA) that includes the 27 member states of the EU and Norway, Iceland and Liechtenstein. Furthermore, the GDPR applies to companies not located in the EEA but processing personal data of individuals located in the EEA (e.g., through online business). The GDPR implements stringent operational requirements for controllers of personal data, including, for example, obligations to justify the collection, use and other processing of personal data (e.g., based on the individual’s consent), to notify the individuals concerned about data processing activities, to protect all processed personal data through appropriate technical and organizational measures, and to implement a data protection compliance management. Furthermore, the GDPR defines high data security and compliance standards for the transfer of personal data to third countries, including the U.S. In addition, the GDPR requires companies to carry out a data protection impact assessment, appoint a data protection officer, report data breaches to the supervisory authority, and notify the individuals affected. Where personal data is processed by third‑party companies, these processors must be contractually obligated to comply with the provisions of the GDPR. Data subjects also have the right to request the deletion of their data or the restriction of processing, which has implications for data retention and overall compliance.

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

Israel

Israel Ministry of the Environment - Toxin Permit

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

the Civil Monetary Penalty Act of 1981 imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health care program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal health care beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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

We expect that future changes or additions to the ACA, the Medicare and Medicaid programs, and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry in the United States. For example, the American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning on January 1, 2024.

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

In August 2022, President Biden signed into the law the Inflation Reduction Act of 2022, or the IRA. The IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. Starting in 2023, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the drug product’s price increases faster than the rate of inflation. This calculation is made on a drug product by drug product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting in payment year 2026, CMS will negotiate drug prices annually for a select number of single source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. CMS has begun to implement these new authorities and entered into the first set of agreements with pharmaceutical manufacturers for negotiated prices of 10 products, which became applicable for payment year 2026. However, the IRA’s impact on the pharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. Those lawsuits are currently ongoing.

To date, President Trump has signed an Executive Order to require drug prices to be transparent. In addition, the President reversed certain policies by the Biden Administration. President Trump eliminated: Medicare $2 drug list model, cell and gene therapy access model to improve high-cost drugs for Medicaid enrollees, and accelerate clinical evidence model for new drug. Additionally, in 2025, HHS began implementation of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States. It is not clear what additional changes may be implemented, but President Trump does want disclosure of transparency in prices.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, in recent years, several states have formed prescription drug affordability boards (PDABs). Much like the IRA’s drug price negotiation program, these PDABs have attempted to implement upper payment limits (UPLs) on drugs sold in their respective states in both public and commercial health plans. In August 2023, Colorado’s PDAB announced a list of five prescription drugs that would undergo an affordability review. The effects of these efforts remain uncertain pending the outcomes of several federal lawsuits challenging state authority to regulate prescription drug payment limits. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers, or PBMs, and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area. The Federal Trade Commission (FTC) in mid-2022 also launched sweeping investigations into the practices of the PBM industry that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements. On February 3, 2026, Congress enacted the Consolidated Appropriations Act of 2026, which limits the fees charged by PBMs, as well as requiring PBMs to fully pass through manufacturer rebates to a Medicare Part D plan sponsor. Significant efforts to change the PBM industry as it currently exists in the U.S. may affect the entire pharmaceutical supply chain and the business of other stakeholders, including pharmaceutical product developers like us.

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

Under the Research Law, the transfer or license to third parties outside of Israel of know-how or technologies developed under IIA-funded programs, or the transfer to third parties outside of Israel of manufacturing or rights to manufacture based on IIA-funded know-how, requires the consent of the IIA in certain circumstances, and may result in increased payments to the IIA. Specifically, for the transfer of manufacturing outside of Israel, royalty payments can be up to three times the amount of the IIA grants received, linked, plus interest, and the royalty repayment rate may increase. For the transfer of IIA-funded know-how outside of Israel, the payment may be up to six times the amount of the IIA grants, linked, plus interest. In connection with the IIA’s approval of the out-licensing transactions with Gloria and Ayrmid, the IIA determined that we are required to pay the IIA 3.9% on any sub-license consideration, up to six times the IIA grant, linked, plus interest. Additionally, in December 2024, we received IIA approval to transfer the manufacturing of motixafortide outside of Israel, which requires us to pay the IIA 4% of proceeds on any direct product sales, up to three times the IIA grant, linked plus interest. As of December 31, 2025, $1.3 million in aggregate royalties had been paid to the IIA on account of the motixafortide program and there was a contingent liability to the IIA (including interest) of $2.5 million (without taking into account the potential repayment requirement of up to six times the amount as detailed above). In any event, under our agreement with Biokine, we have a full right of offset for amounts payable to the IIA for the motixafortide program from any payments that we may owe to Biokine in the future.

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

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements. See “Business - Government Regulation and Funding - Israel Ministry of Environment - Toxin Permit.”

C. Organizational Structure

Our corporate structure consists of BioLineRx Ltd., one wholly owned subsidiary, BioLineRx USA, Inc. and we own 40% of the shares of Tetragon.

D. Property, Plant and Equipment

We are headquartered in Modi’in, Israel. We entered into a lease agreement in August 2014, for an aggregate of 1,663 square meters (approximately 17,900 square feet) of space. Monthly rent is NIS 137,000 (approximately $39,700), including maintenance fees and parking. The initial term of the lease expired in June 2020, and we exercised our options to extend the lease through June 30, 2028. We have the option to extend the lease for one additional period of two years, at a 5% increase to the preceding lease payment amount.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly those in “Item 3. Key Information - Risk Factors.” Our discussion and analysis for the year ended December 31, 2024 can be found in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025 (File No. 001-35223).

We are a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. Our first approved product, APHEXDA® (motixafortide), a novel peptide for the treatment of stem-cell mobilization and solid tumors, with an indication in the United States for stem cell mobilization for autologous transplantation in multiple myeloma, is being developed and commercialized by Ayrmid Pharma Ltd., or Ayrmid, (globally, excluding Asia) and Gloria, (in Asia). We are also advancing the development of motixafortide for patients with pancreatic cancer and other solid tumors outside of Asia.

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

In September 2025, we entered into a collaboration transaction with Hemispherian AS, or Hemispherian, a Norwegian biotech company focused on small molecule cancer therapeutics, for the development, clinical evaluation and commercialization of GLIX1, Hemispherian’s lead drug candidate, a first-in-class, oral, small molecule targeting DNA damage response in GBM, and other cancers.

A key pillar of our growth strategy is to in-license additional assets in the fields of oncology and rare diseases – areas where significant unmet medical needs remain and where innovative therapies can have a transformative impact on patient lives. We are committed to identifying and advancing therapeutic candidates that demonstrate clear differentiation from currently available treatments, offering the potential for superior efficacy, improved safety, and novel mechanisms of action. We have generated our pipeline through a systematic process of asset identification, rigorous scientific and clinical validation, and disciplined in-licensing. We believe this methodical approach allows us to select candidates with a high probability of both therapeutic and commercial success. Drawing on our substantial experience in asset scouting and evaluation and executing transactions structured with back-ended, success-based consideration, we are seeking to secure assets with modest upfront payments, while aligning incentives with our partners and maintaining a focus on cost-effective clinical development programs. With our deep expertise, strategic focus, and prudent financial management, we believe we are uniquely positioned to bring forward novel therapies that can redefine standards of care and deliver significant value to patients, healthcare providers, and stakeholders.

Our longer-term vision is to develop innovative assets with significant potential value whose development costs have been offset by the royalties and milestones from our existing motixafortide partnerships. We aim to continue pursuing new partnerships on these programs to create additional value for our shareholders.

A. Operating Results

History of Losses

Since our inception in 2003, we have generated significant losses. As of December 31, 2025, we had an accumulated deficit of $401 million. We expect to continue to generate losses in connection with our research and development activities relating to our pipeline of therapeutic candidates until we reach commercial profitability, if ever. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to continue to incur operating losses and we expect to need to obtain additional funds to further pursue our research and development programs.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), payments received under our strategic licensing and collaboration arrangements, funding received from the Israel Innovation Authority, or IIA, debt financing, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone and royalty payments that we may receive from our existing out-licensing agreements, primarily royalties from the commercialization of APHEXDA by Ayrmid, potential future upfront, milestone or royalty payments that we may receive from Gloria and any other out-licensing transaction, interest earned on our investments, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2025, we had $20.9 million of cash, cash equivalents and short-term bank deposits.

 Revenues

Our revenues to date have been generated primarily from upfront and milestone payments under out-licensing agreements and between the fourth quarter of 2023 and November 2024, and revenues from product sales of APHEXDA.

We expect our revenues, if any, for the next several years to be derived primarily from future royalties on product sales, primarily royalties paid by Ayrmid from the commercialization of APHEXDA in stem cell mobilization in the U.S. and potential milestone payments from the license agreements with Ayrmid and Gloria.

Cost of Revenues

Our cost of revenues to date have consisted of sub-license payments to the licensors in respect of upfront and milestone payments associated with out-licensing agreements, costs associated with the manufacture of APHEXDA and royalty payments to the licensor with respect to direct product sales of APHEXDA. Prior to receiving FDA approval for APHEXDA in September 2023, we expensed all manufacturing and material costs as research and development expenses.

We expect our cost of revenues, if any, for the next several years to be derived primarily from sub-license payments to the licensors in respect of out-licensing agreements and other potential collaboration arrangements, including future royalties on product sales from such out-licensing agreements.

 Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our therapeutic candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain one of our primary expenses in the near future as we continue to develop GLIX1, motixafortide and additional assets we may in license.

The following table identifies our current major research and development projects:

Project	Status		Expected Near Term Milestones
GLIX1	1.	IND cleared by the FDA in August 2025; preparations ongoing for upcoming initiation of Phase 1/2a study in GBM and other cancers	1.	Phase 1/2a study expected to initiate in Q1 2026
Motixafortide	2.	FDA approval received on September 8, 2023 for stem-cell mobilization in multiple myeloma patients.	2.	Out-licensed to Ayrmid in November 2024; five-year long-term follow-up of GENESIS patients ongoing
	3.
Reported preliminary data in September 2023 from single-arm pilot phase of the investigator-initiated Phase 2 combination trial in first-line PDAC. Of 11 patients with metastatic pancreatic cancer enrolled, 7 patients (64%) experienced partial response (PR), of which 6 (55%) were confirmed PRs with one patient experiencing resolution of the hepatic (liver) metastatic lesion. 3 patients (27%) experienced stable disease, resulting in a disease control rate of 91%. Based on these encouraging preliminary results, study was substantially revised to a multi-institution, randomized Phase 2b trial of 108 patients. In May 2025, reported updated results from the pilot phase indicating that four of 11 patients remained progression free after more than one year. Two patients underwent definitive treatment for mPDAC – one had complete resolution of all radiologically detected liver lesions and underwent definitive radiation to the primary pancreatic tumor, and one had a sustained partial response and underwent pancreaticoduodenectomy with pathology demonstrating a complete response. An analysis of pre- and on-treatment biopsies and peripheral blood mononuclear cells (PBMCs) also revealed that CD8+ T-cell tumor infiltration increased across all eleven patients treated with the motixafortide combination.
			3.	First patient dosed in randomized study in February 2024. Interim futility analysis planned for 2026 and full enrollment projected for 2027*
	4.	Phase 1 study for gene therapies in SCD (with Washington University School of Medicine in St. Louis)**, which was initiated in December 2023	4.
Study completed during 2025. Final results from the study were presented at ASH Annual Meeting in December 2025. A summary of the published abstract is disclosed in this report above – see “Motixafortide”, “Stem cell mobilization”, “Sickle Cell Disease”

	5.	Phase 1 study for gene therapies in SCD (with St. Jude Children’s Research Hospital, Inc.)**	5.	First patient dosed in February 2025, with data planned in 2026*
	6.	IND approved in China for initiation of pivotal bridging study in SCM under license agreement with Gloria	6.	First patient dosed in December 2025
	7.	Phase 2b randomized study in first-line PDAC in China under license agreement with Gloria	7.	IND submission and protocol finalization is currently delayed***

*	These studies are investigator-initiated studies; therefore, the timelines are ultimately controlled by the independent investigators and are subject to change.
**	Study to be continued under the Ayrmid License Agreement
***	The planned study of motixafortide in China under the Gloria License Agreement is currently not advancing according to schedule and it is unclear when such study will be initiated, if at all.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future clinical and pre-clinical development projects. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test GLIX1, motixafortide and any other therapeutic candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each such candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

Our future research and development expenses will depend on the clinical success of GLIX1, motixafortide (in solid tumor indications) and on other potential therapeutic candidates, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

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

Sales and Marketing Expenses

In 2023 and 2024, sales and marketing expenses consisted primarily of compensation for employees in commercialization, marketing and business development functions. Other signiﬁcant costs included marketing and communication materials, market access activities, professional fees for outside market research and consulting, and legal services related to compliance and to potential business development transactions.

Following the license agreement with Ayrmid and the termination of our commercialization activities in the U.S., we experienced a significant reduction in sales and marketing expenses and, during the year ended December 31, 2025, we did not incur any sales and marketing expenses. We expect that any future sales and marketing expenses will be primarily related to business development.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, finance, legal, investor relations, information technology, and human resources. Other significant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums, depreciation and a provision for doubtful accounts receivable when relevant.

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of liabilities on account of the warrants issued in equity financings we carried out in February 2019, September 2022 April 2024, November 2024 and January 2025. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes issuance expenses under the “at-the-market” offering agreement, or ATM Agreement, between us and HCW entered into in September 2021, and the pro-rata share of issuance expenses from the placements related to the warrants. Net sales-based royalties from the license agreement with Perrigo have also been included as part of non-operating income, as the out-licensed product is not an integral part of our strategy, and the amounts are not material.

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

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note to our consolidated financial statements, which are included elsewhere in this Annual Report on Form 20-F.

Impairment of indefinite-lived intangible assets

We perform impairment reviews of intangible assets not subject to amortization on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment.

The recoverable amount is determined using discounted cash flow calculations. The analysis estimates the future cash flows we expect to derive from the asset, incorporates expectations about possible variations in the amount or timing of those future cash flows, as well as the uncertainty inherent in the asset, and the risk-adjusted cash flows are then discounted using our estimated post-tax weighted average cost of capital, or WACC. The main estimates used in calculating the recoverable amount include the WACC estimation and the amounts and timing of projected future cash flows. Such amounts and timing are influenced by the expected outcome of development activities, the probability of success and timing in gaining regulatory approval, size of the potential market and our specific market share, either via direct sales or a potential out-licensing deal.

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

In connection with an underwritten public offering we completed in January 2021, we issued warrants to purchase 17,989 ADSs at an exercise price of $120.00 per ADS. The warrants are exercisable for a period of five years from the date of issuance. The warrants have been classified as shareholder’s equity and expired January 2026.

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

Results of Operations - Overview

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

Revenues

Revenues for the year ended December 31, 2025 were $1.2 million, a decrease of $27.7 million, compared to $28.9 million for the year ended December 31, 2024. The significant decrease in revenues in 2025 from 2024 reflects the one-time revenues recorded in 2024 relating to the out-licensing transaction with Gloria during the fourth quarter of 2023, as well as the change in our operations following the out-licensing of APHEXDA to Ayrmid during the fourth quarter of 2024.

The revenues in 2025 reflect the royalties paid by Ayrmid from the commercialization of APHEXDA in stem cell mobilization in the U.S. The revenues in 2024 primarily reflect a portion of the up-front payment received by us under the Gloria License Agreement and a milestone payment achieved under the Gloria License Agreement, which collectively amounted to $15.0 million, as well as the up-front payment received by us under the Ayrmid License Agreement and $6.0 million of net revenues from product sales of APHEXDA in the United States.

Cost of revenues

Cost of revenues for the year ended December 31, 2025 were $0.2 million, a decrease of $9.1, compared to $9.3 million for the year ended December 31, 2024. The cost of revenues in 2025 reflects sub-license fees on royalties paid by Ayrmid from the commercialization of APHEXDA in stem cell mobilization in the U.S. The cost of revenues in 2024 primarily reflects the amortization of intangible assets, sub-license fees on the up-front payment received by us for the Ayrmid License Agreement, sub-license fees accrued on a milestone payment recorded under the Gloria License Agreement, as well as royalties on net product sales of APHEXDA in the U.S. and cost of goods sold on product sales.

Research and development expenses

Research and development expenses for the year ended December 31, 2025 were $8.1 million, a decrease of $1.1 million, or 11.5% compared to $9.2 million for the year ended December 31, 2024. The decrease resulted primarily from lower expenses related to motixafortide due to the out-licensing of U.S. rights to Ayrmid, as well as a decrease in payroll and share-based compensation, primarily due to a decrease in headcount, offset by expenses related to initiation of the GLIX1 project.

Sales and marketing expenses

There were no sales and marketing expenses in 2025 compared to $23.6 million for the year ended December 31, 2024. The decrease resulted from the shutdown of U.S. commercial operations in the fourth quarter of 2024 following the Ayrmid out-licensing transaction.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2025 were $3.1 million, a decrease of $3.2 million, or 50.3% compared to $6.3 million for the year ended December 31, 2024. The decrease resulted primarily from the reversal of a provision for doubtful accounts following receipt of an overdue milestone payment from Gloria, as well as a decrease in payroll and share-based compensation, primarily due to a decrease in headcount, and a decrease in a number of general and administrative expenses.

Impairment of intangible assets

We did not record an impairment of intangible assets in 2025, compared to a $1.0 impairment of intangible assets  for the year ended December 31, 2024. This non-cash expense in 2024 reflects the impairment of the remaining rights related to motixafortide in solid tumor indications.

Non-operating income (expense), net

We recognized net non-operating income of $8.1 million for the year ended December 31, 2025 compared to net non-operating income of $18.4 million for the year ended December 31, 2024. Non-operating income for the periods primarily relates to fair-value adjustments of warrant liabilities on our balance sheet, as a result of changes in our share price, offset by warrant offering expenses.

Financial income (expense), net

We recognized net financial income of $0.2 million for the year ended December 31, 2025 compared to net financial expenses of $7.3 million for the year ended December 31, 2024. Net financial income for 2025 relates to investment income earned on our bank deposits and gains on foreign currency (primarily NIS) cash balances due to the appreciation of the NIS against the U.S. dollar during the period, partially offset by interest paid on loans. Net financial expenses for 2024 primarily relate to interest paid on loans, which increased in 2024 due to a one-time $4.0 million charge to interest expense in connection with the November 2024 amendment to our loan agreement with BlackRock (as described in Note 10 to our consolidated financial statements), partially offset by investment income earned on our bank deposits.

B. Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities, payments received under our strategic licensing and collaboration arrangements, interest earned on investments, debt financing and funding previously received from the IIA. As of December 31, 2025, we held $20.9 million of cash, cash equivalents and short-term bank deposits. We have invested substantially all our available cash funds in short-term bank deposits.

In September 2021, we entered into the ATM Agreement with HCW pursuant to which we may offer and sell, at our option, up to $25.0 million of our ADSs through an at-the-market equity program under which HCW agreed to act as sales agent. As of the issuance date of this report, we have sold 825,010 of our ADSs for total gross proceeds of approximately $9.6 million under the ATM program. Under General Instruction I.B.5 to Form F-3 (also known as the baby shelf rule), we may currently sell up to $4.5 million under the ATM program.

Loan Agreements with BlackRock

In September 2022, we entered into a secured Loan Agreement with BlackRock EMEA Venture and Growth Lending (previously Kreos Capital VII Aggregator SCSP), or BlackRock, under which BlackRock agreed to provide us with access to term loans in an aggregate principal amount of up to $40 million in three tranches, or the Loans. We drew down the initial tranche of $10 million following execution of the agreement in September 2022 and we drew down the second tranche of $20 million in April 2024, following fulfilment of the requisite milestones. The third tranche was available for drawdown until October 1, 2024, upon achievement of certain milestones, but was not drawn down.

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

Outstanding borrowings under the Loan Agreement are secured by (a) a first priority fixed charge over certain assets and intellectual property of the Company, as well as all shares held by the Company in BioLineRx USA, Inc., or the Fixed Charge, (b) a first priority floating charge over all our assets as of the date of the Loan Agreement or thereafter acquired, other than the assets charged under the Fixed Charge or as otherwise specifically excluded pursuant to the terms of the floating charge, and (c) subject to the provisions of the Fixed Charge, a security interest in our intellectual property.

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

 Cash Flows

Net cash used in operating activities was $8.1 million for the year ended December 31, 2025, compared with net cash used in operating activities of $43.9 million for the year ended December 31, 2024. The $35.8 million decrease in net cash used in operating activities in 2025 was primarily the result of a significant decrease in operating expenses following the transaction with Ayrmid in the fourth quarter of 2024.

Net cash used in investing activities was $8.6 million for the year ended December 31, 2025, compared to net cash provided by investing activities of $29.4 million for the year ended December 31, 2024. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits.

Net cash provided by financing activities was $8.9 million for the year ended December 31, 2025, compared to net cash provided by financing activities of $20.7 million for the year ended December 31, 2024. The net cash provided by financing activities in 2025 primarily reflects the net proceeds of the registered direct offering and net proceeds from the ATM facility, offset by repayments of the loan from BlackRock and the repayments of lease liabilities. Net cash provided by financing activities in 2024 primarily reflects the net proceeds of a loan from BlackRock and the net proceeds of a registered direct offering of our ADSs in April 2024, offset by repayments of the loan from BlackRock and the repayments of lease liabilities.

Funding Requirements

           We have incurred accumulated losses in the amount of $401 million through December 31, 2025, and we expect to continue incurring losses and negative cash flows from operations until the cash flows from our strategic partnerships and collaborations reach a level to offset our ongoing development costs. In this regard, management monitors rolling forecasts of our liquidity reserves on the basis of anticipated cash flows and seeks to maintain liquidity balances at levels that are sufficient to meet its needs. Our cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risk inherent in our operations, which management has concluded indicate that a material uncertainty exists, may cast significant doubt on our ability to continue as a going concern. Similarly, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2025.

Developing drugs and conducting clinical trials is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Based on our current projected cash requirements, we believe that our existing cash and investment balances and other sources of liquidity, including royalties received from Ayrmid from product sales of APHEXDA and milestone payments from our license agreements with Ayrmid and Gloria, will be sufficient to meet our capital requirements into the first half of 2027. We expect to also continue to seek to finance our operations through other sources, including out-licensing arrangements for the development and commercialization of our therapeutic candidates or other partnerships or collaborations, public and private offerings of our equity securities, as well as grants from government agencies and foundations. Our future capital requirements will depend on many factors, including:

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

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs.

Contractual Obligations

We are party to contractual obligations involving commitments to make payments to third parties. Our contractual obligations primarily consist of lease payments, a commitment to invest in Tetragon and purchase order obligations. Premises leasing obligations represent our commitment for future lease payments under the lease agreement for our facilities in Modi’in, Israel. The total future payments for our premises leasing obligations on December 31, 2025 were approximately $1.6 million which is due through June 2030. Purchase order obligations amounted to $2.4 million as of December 31, 2025. Under the Collaboration Agreement, we agreed to invest $5 million in Tetragon over 36 months (beginning September 2025) in tranches according to a development plan (subject to extension for an additional six months in certain circumstances). As of December 31, 2025, we invested $1.2 million in Tetragon. For additional details regarding our contractual obligations, see Note 14 to our audited financial statements included in this Annual Report on Form 20-F.

In addition, under our in-licensing agreements, we are obligated to make certain payments to our licensors upon the achievement of agreed-upon milestones and receipt of royalties. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements. Some of the in-licensing agreements are accompanied by consulting, support and cooperation agreements, pursuant to which we are required to pay the licensors a fixed monthly amount, over a period stipulated in the applicable agreement, for their assistance in the continued research and development under the applicable license. All of our in-licensing agreements are terminable at-will by us upon prior written notice of 30 to 90 days. We are unable at this time to estimate the actual amount or timing of the costs we will incur in the future under these agreements. See “Item 4. Information on the Company - Business Overview - In-Licensing Agreements.”

C. Research and Development, Patents and Licenses

For our research and development policies, see “Item 4.B. - Information on the Company - Business Overview - Our Strategy.” For information regarding patents, see “Item 4.B. - Information on the Company -Business Overview - Intellectual Property.” For information regarding licenses, see “Item 4.B. - Information on the Company - Business Overview - Collaboration and Out-Licensing Arrangements” and “Item 4.B. - Information on the Company - Business Overview - In-Licensing Agreements.”

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

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 2 to our consolidated financial statements, which are included elsewhere in this Annual Report on Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Executive Officers and Directors

The following table sets forth information for our executive officers and directors as of March 8, 2026. Unless otherwise stated, the address for our directors and officers is c/o BioLineRx Ltd., 2 HaMa’ayan Street, Modi’in 7177871, Israel.

Name	Age	Position(s)

Philip A. Serlin, CPA, MBA	65	Chief Executive Officer

Mali Zeevi, CPA	50	Chief Financial Officer

Ella Sorani, Ph.D.	58	Chief Development Officer

Aharon Schwartz, Ph.D. (1)	83	Chairman of the Board of Directors, Class III Director

Rami Dar, MBA (1)(2)(3)(4)	69	Class I Director

B.J. Bormann, Ph.D. (1)(3)	67	Class II Director

Raphael Hofstein, Ph.D. (1)(2)(3)	76	Class II Director

Avraham Molcho, M.D. (1)(2)(3)	68	Class I Director

Sandra Panem, Ph.D. (1)(4)	79	Class III Director

Shaoyu Yan, Ph.D.	61	Class III Director

Gal Cohen (1)	53	Class I Director

(1)	Independent director under applicable Nasdaq Capital Market, as affirmatively determined by our board of directors.

(2)	A member of our audit committee.

(3)	A member of our compensation committee.

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

Aharon Schwartz, Ph.D., has served as the Chairman of our board of directors since 2004. Dr. Schwartz served in a number of positions at Teva from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. Dr. Schwartz is currently a member of the board of directors of Protalix Ltd. (NYSE American:PLX). Dr. Schwartz also works as an independent consultant. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute of Science, an M.Sc. degree in organic chemistry from the Technion - Institute of Technology and a B.Sc. degree in chemistry and physics from the Hebrew University of Jerusalem. In addition, Dr. Schwartz holds a Ph.D. from the Hebrew University of Jerusalem in the history and philosophy of science.

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

Raphael Hofstein, Ph.D., has served on our board of directors since 2003, our Audit Committee since 2007 and our Compensation Committee since 2012. Dr. Hofstein served as the President and Chief Executive Officer of MaRS Innovation (a commercialization company for 15 of Toronto’s universities, institutions and research institutes plus the MaRS Discovery District) from June 2009 to March 2020. From 2000 through June 2009, Dr. Hofstein was the President and Chief Executive Officer of Hadasit Medical Research Services and Development Ltd., or Hadasit, the technology transfer company of Hadassah University Hospitals. Dr. Hofstein has served as chairman of the board of directors of Hadasit since 2006. Prior to joining Hadasit, Dr. Hofstein was the President of Mindsense Biosystems Ltd. and the Business Unit Director of Ecogen Inc. and has held a variety of other positions, including manager of R&D and chief of immunochemistry at the International Genetic Science Partnership. Dr. Hofstein serves on the board of directors of numerous companies. Dr. Hofstein received his Ph.D. and M.Sc. degree from the Weizmann Institute of Science, and his B.Sc. degree in chemistry and physics from the Hebrew University of Jerusalem. Dr. Hofstein completed postdoctoral training at Harvard Medical School in both the departments of biological chemistry and neurobiology.

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

B. Compensation

Directors and Officer Agreements

We have entered into written employment agreements with each of our executive officers, the terms of which are consistent with the provisions of our Compensation Policy for Executives and Directors, or Compensation Policy, which was approved most recently by our shareholders in June 2025. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

In addition, we have entered into agreements with each executive officer and director exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify each of them to the fullest extent permitted by law, to the extent that these liabilities are not covered by directors’ and officers’ liability insurance. The terms of these agreements and of our directors’ and officers’ liability insurance are consistent with the provisions of the Compensation Policy. See “Item 6.C - Directors, Senior Management and Employees - Board Practices - Exculpation, insurance and indemnification of office holders.”

Compensation of Directors and Senior Management

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits
	(in thousands of U.S. dollars)
All directors and senior management as a group, consisting of 13 persons	1,295	577

The following table presents information regarding the compensation costs of our three executive officers in the year ended December 31, 2025. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2025.

Name and Position	Salary(1)	Social Benefits(2)	Bonuses(3)	Value of Share-Based Compensation(4)	All Other Compensation(5)	Total
	(in thousands of U.S. dollars)
Philip A. Serlin Chief Executive Officer	296	93	148	81	23	641
Mali Zeevi Chief Financial Officer	195	57	73	12	23	360
Ella Sorani Chief Development Officer	221	59	83	12	23	397

(1)
Amounts shown for 2025 reflect a 10% base salary reduction agreed to by management during the first three quarters of 2025; base salaries were reinstated to their prior levels effective as of the fourth quarter of 2025.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.

(3)	Does not include annual bonuses for 2025, which remain subject to the approval of the Company’s compensation committee and board of directors.

(4)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2025.
(5)	“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

As approved by our shareholders at the annual general meeting held in 2022, our directors are entitled to cash compensation of $30,000 per annum, $1,200 for each board or committee meeting attended in person, $720 for each board or committee meeting attended via telephone or videoconference, $600 for participation by written consent and $3,000 for membership of each committee of the Board of Directors, and in the case of the Chairman of the Board of Directors, such fees in amounts that are 50% higher than the foregoing fees, in each case provided that such fees do not exceed the maximum amounts payable to external directors from time to time by us under the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000 and the Israeli Companies Regulations (Relief for Companies whose Securities are Listed for Trading Outside of Israel), 2000. During the first three quarters of 2025, directors’ fees were reduced by 25% at the directors’ initiative; the directors’ fees were reinstated to their prior levels effective as of the fourth quarter of 2025. For the year ended December 31, 2025, we recorded $45,000 on account of cash compensation paid to the Chairman of our Board of Directors, Dr. Aharon Schwartz, and a $98,000 equity-based compensation expense for equity-based compensation granted to Dr. Schwartz.

For information concerning our equity compensation plan, see “- Beneficial Ownership of Executive Officers and Directors - Equity Compensation Plan.”

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

Our directors are divided among three classes as follows:

•	the Class I directors, consisting of Dr. Avraham Molcho, Mr. Rami Dar and Gal Cohen, will hold office until our annual general meeting of shareholders to be held in 2027;
•	the Class II directors, consisting of Dr. B.J. Bormann and Dr. Raphael Hofstein, will hold office until our annual general meeting of shareholders to be held in 2028; and
•	the Class III directors, consisting of Dr. Sandra Panem, Dr. Aharon Schwartz and Dr. Shaoyu Yan, will hold office until our annual general meeting of shareholders to be held in 2026.
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

External Directors

Under the Companies Law, the board of directors of Israeli companies whose shares are publicly traded, including companies with shares listed on Nasdaq, are required to include at least two external directors who meet the qualification requirements in the Companies Law. However, pursuant to the Israeli Companies Regulations (Relief for Companies whose Securities are Listed for Trading Outside of Israel) - 2000, or the Relief Regulations, companies that do not have a controlling shareholder (within the meaning of the Companies Law), whose shares are listed on an exchange outside Israel or are dual listed on the TASE and a foreign exchange referenced in the second or third addendum to the Israeli Securities Law, 5728-1968, or the Israeli Securities Law (which include, among others, the Nasdaq), such as us, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time of appointment of a director all members of the board of directors are of the same gender).

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
Our Audit Committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee also oversees the audit efforts of our independent accountants and takes those actions it deems necessary to satisfy itself that the accountants are independent of management. Pursuant to the Companies Law, the audit committee of a company shall be responsible for: (i) determining whether there are delinquencies in the business management practices of a company, including in consultation with an internal auditor or independent auditor, and making recommendations to the company’s board of directors to improve such practices; (ii) determining whether to approve certain related party transactions (including compensation of office holders or transactions in which an office holder has a personal interest and whether such transaction is material or otherwise an extraordinary transaction); (iii) where the company’s board of directors approves the work plan of the internal auditor, examining such work plan before its submission to the board of directors and proposing amendments thereto; (iv) examining internal controls and the internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities (taking into consideration the special needs and size of a company); (v) examining the scope of the auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment thereof (either the board of directors or the general meeting of shareholders); and (vi) establishing procedures for the handling of employees’ complaints as to the management of the business and the protection to be provided to such employees. The responsibilities of the audit committee under the Companies Law also include the following matters: (i) the establishment of procedures to be followed in respect of related party transactions with a controlling shareholder (whether or not it is an extraordinary transaction), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions. Under the Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. See “- Approval of Related Party Transactions under Israeli Law.”

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

Our current Compensation Policy was approved at the annual general meeting of our shareholders held in June 2025, and may be in effect for up to three years. Below is a summary discussion of the main provisions of our Compensation Policy:

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

Equity-based compensation may be granted in any form permitted under our share incentive plan in effect from time to time and shall be made in accordance with the terms of such share incentive plan. Equity-based compensation to office holders shall be granted from time to time and be individually determined and awarded according to the performance, prior business experience, qualifications, role and the personal responsibilities of each officer. The vesting period will generally be four years, with the vesting schedule to be determined in accordance with market compensation trends. Our policy is to grant equity-based compensation with exercise prices at market value. Furthermore, in order to create a ceiling for the variable compensation: (1) the aggregate value of annual grants to any one office holder (based on the Black Scholes calculation as of the date of grant) will be no more than the higher of 2% of our market capitalization at the end of the measurement period or $1.5 million; and (2) it is our intention that the maximum outstanding equity awards under our share incentive plan will not exceed 12% of our total fully-diluted share capital. Our board of directors may, following approval by our Compensation Committee, make provisions with respect to the acceleration of the vesting period of any office holder’s awards, including, without limitation, in connection with a corporate transaction involving a change of control (subject to any other approvals required by applicable law).

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

According to the Companies Law, our Compensation Policy provides that in the event of an accounting restatement, we shall be entitled to recover from office holders’ bonus compensation granted, earned or vested based on a pre-accounting restatement of our financial results in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back period. However, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in applicable financial reporting standards. In addition, in November 2023 we adopted an Executive Officer Clawback Policy in accordance with the rules of the SEC and Nasdaq, a copy of which is attached as Exhibit 97.1 to this Annual Report on Form 20-F.

All compensation arrangements of office holders are to be approved in the manner prescribed by applicable law. Our Compensation Committee will review the Compensation Policy on an annual basis, and monitor its implementation, and recommend to our board of directors and shareholders to amend the Compensation Policy as it deems necessary from time to time.

Investment Monitoring Committee

Our board of directors has established an Investment Monitoring Committee which currently consists of the following four members: our directors Dr. Sandra Panem (Chairperson) and Mr. Rami Dar; Ms. Mali Zeevi, our Chief Financial Officer; and Mr. Raziel Fried, our Treasurer and Budgetary Control Director. The role of the Investment Monitoring Committee includes providing recommendations to our board of directors regarding investment guidelines and performing an on-going review of the fulfillment of established investment guidelines. The Investment Monitoring Committee convenes for meetings in accordance with our needs, but in any event at least twice per year.

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
The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to approve the internal auditor’s work plan. Our internal auditor is Dana Gottesman-Erlich, a partner at BDO Israel.

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

 With respect to compensation of an officer (including a chief executive officer) or director who is also a controlling shareholder, see “- Disclosure of personal interests of a controlling shareholder and approval of transactions.”

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
Under the Companies Law and the regulations promulgated thereunder, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to the chief executive officer and a director, also by the shareholders. See “- Approval of Related Party Transactions under Israeli Law.” However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, that compensation policy was approved by the shareholders by the same special majority required to approve a compensation policy, and provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our Articles of Association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by law. We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. The indemnification for a monetary liability imposed in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court, is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount determined by the board of directors as reasonable under the circumstances. The maximum indemnification amount for all office holders, cumulatively, for one or more of such events, shall be equal to the higher of (i) 25% of our total shareholders’ equity as reflected in our audited annual financial statements for the year preceding the year in which the event for which the indemnity is sought occurred, and (ii) $5 million. The terms of such agreements are consistent with the provisions of our Compensation Policy that was approved by our shareholders in June 2025. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Our office holders are currently covered by a directors’ and officers’ liability insurance policy. The terms of such directors’ and officers’ insurance are consistent with the provisions of our current Compensation Policy that was approved by our shareholders in June 2025.

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

D. Employees

As of March 8, 2026, we had 20 full-time employees and 4 part-time employees, all of whom are employed in Israel. Of our employees, 10 hold M.D. or Ph.D. degrees.

	December 31,
	2023	2024	2025

Management and administration	12	8	7
Research and development	29	19	17
Commercialization and business development	38	1	-
Total	79	28	24

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

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

Equity Compensation Plan

2003 Amended and Restated Share Incentive Plan

In 2003, we adopted the BioLineRx Ltd. 2003 Share Incentive Plan, or the Plan. In August 2013, our board of directors approved certain amendments to the Plan and extended the term of the Plan until November 2023, and the Plan was renamed as the BioLineRx Ltd. 2003 Amended and Restated Share Incentive Plan. In January 2016, our board of directors approved amendments to the Plan in order to permit the granting RSUs and PSUs to eligible grantees. In November 2023, our board of directors approved a six-month extension of the term of the Plan until May 2024 and, in May 2024, our board of directors approved a further extension until May 2044. References below to the “Plan” refer to the Plan as amended in August 2013, January 2016, November 2023, and May 2024.

The Plan provides for the granting of options, ordinary shares, RSUs and PSUs to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The Plan provides for equity grants to be made at the determination of our board of directors in accordance with applicable law. As of March 8, 2026, options to purchase 264,303,600 ordinary shares or 440,506 ADSs, an aggregate 29,366,400 PSUs or 48,944 ADSs and an aggregate of 32,623,200 RSUs or 54,372 ADSs were outstanding under the Plan.

From time to time, our board of directors has approved an increase in the number of shares reserved for the purpose of equity grants pursuant to the Plan. As of March 8, 2026, 233,830,200 million ordinary shares, which may be represented by 0.4 million ADSs, were reserved for future issuance under the Plan.

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

There was no erroneously awarded compensation that was required to be recovered pursuant to the BioLineRx Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 8, 2026 by:

●	each of our directors and senior management;
●	all of our directors and senior management as a group; and
●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.
The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 18, 2026 of each of our current directors and executive officers individually and as a group. The percentages shown are based on 2,610,814,390 ordinary shares issued and outstanding as of March 18, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options currently exercisable or exercisable into ordinary shares within 60 days of March 18, 2026, and underlying RSUs and PSUs that shall vest within 60 days of March 18, 2026, are deemed to be outstanding and beneficially owned by the shareholder holding such options, RSUs or PSUs for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, RSU or PSU. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

	Number of
	Ordinary Shares
	Beneficially	Percent of
	Held	Class

5% or Greater Shareholder

Hong Seng Technology Limited(1)	102,437,055	3.9%

Directors

Aharon Schwartz(2)	6,981,600	*
B.J. Bormann(3)	3,276,600	*
Rami Dar(4)	2,827,800	*
Raphael Hofstein(5)	3,276,600	*
Avraham Molcho(6)	3,276,600	*
Sandra Panem(7)	3,267,600	*
Shaoyu Yan	-
Gal Cohen (8)	1,027,800	*

Executive officers

Philip A. Serlin(9)	18,226,800	*
Mali Zeevi(10)	4,746,000	*
Ella Sorani(11)	4,697,400	*
All directors and executive officers as a group (11 persons)(12)	51,613,800	1.94%

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

(2)
Includes 3,705,000 ordinary shares and 3,276,600 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 18, 2026. Does not include 1,027,200 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 18, 2026.

(3)
Includes 3,276,600 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 18, 2026. Does not include 1,027,200 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 18, 2026.

(4)
Includes 2,827,800 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 18, 2026. Does not include 1,027,200 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 18, 2026.

(5)
Includes 3,276,600 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 18, 2026. Does not include 1,027,200 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 18, 2026.

(6)
Includes 3,276,600 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 18, 2026. Does not include 1,027,200 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 18, 2026.

(7)
Includes 3,276,600 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 18, 2026. Does not include 1,027,200 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 18, 2026.

(8)
Includes 1,027,800 ordinary shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of March 18, 2026. Does not include 1,027,200 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 18, 2026.

(9)
Includes 171,600 ordinary shares and 18,055,200 ordinary shares issuable upon exercise of outstanding options and PSUs currently exercisable or exercisable within 60 days of March 18, 2026. Does not include 1,123,800 ordinary shares issuable upon exercise of outstanding options and PSUs that are not exercisable within 60 days of March 18, 2026.

(10)
Includes 328,200 ordinary shares and 4,417,800 ordinary shares issuable upon exercise of outstanding options and PSUs currently exercisable or exercisable within 60 days of March 18, 2026. Does not include 24,570,600 ordinary shares issuable upon exercise of outstanding options and PSUs that are not exercisable within 60 days of March 18, 2026.

(11)
Includes 66,600 ordinary shares and 4,631,400 ordinary shares issuable upon exercise of outstanding options and PSUs currently exercisable or exercisable within 60 days of March 18, 2026. Does not include 24,569,400 ordinary shares issuable upon exercise of outstanding options and PSUs that are not exercisable within 60 days of March 18, 2026.

(12)	See footnotes (2)-(11) for certain information regarding beneficial ownership.
To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report on Form 20-F, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Record Holders

Bank of New York Mellon, or BNY, is the holder of record for the Company’s American Depositary Receipt program, pursuant to which each ADS represents 600 ordinary shares. As of March 8, 2026, BNY held 1,920,795,000 ordinary shares representing 73.6% of our issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, have been a party since January 1, 2025.

Agreements with Directors and Officers

Employment Agreements

We have entered into employment agreements with each of our executive officers. See “Item 6.B. Directors, Senior Management and Employees - Compensation.”

Options, Restricted Share Units and Performance Share Units

We have granted, from time to time, options to purchase our ordinary shares, RSUs and PSUs, to our executive officers and directors. We describe our share incentive plan under “Item 6.E. Directors, Senior Management and Employees-Share Ownership-Equity Compensation Plan.

Exculpation, Insurance and Indemnification

Our Articles of Association and Compensation Policy approved by our shareholders permit us to exculpate, indemnify and insure our directors and office holders to the fullest extent permitted by law. We have entered into agreements with each of our office holders exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. We have obtained directors’ and officers’ liability insurance for each of our officers and directors. See “Item 6. C - Directors, Senior Management and Employees - Board Practices - Exculpation, insurance and indemnification of office holders.”

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Biokine Claim

On June 16, 2024, Biokine filed a complaint with the District Court of Jerusalem against us. The complaint alleged breach of contract and a purported failure to make certain payments to Biokine under our in-licensing agreement with Biokine for motixafortide. The lawsuit originally sought compensatory damages in the amount of approximately $6.5 million and a declaratory judgment in favor of Biokine. We filed a statement of defense on November 17, 2024. In November 2024, the parties entered into an agreement to refer the dispute to arbitration, and the claim was withdrawn. During the first quarter of 2025, Biokine filed an updated complaint under the arbitration, increasing the damages to the amount of approximately $7.2 million.

In February 2026, the arbitrator issued a final award in favor of us denying all claims asserted against us and awarding us expenses, including legal fees.

Dividend Distributions

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We currently intend to reinvest any future earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years (referred to as the “profit test”), in either case provided that we reasonably believe that the dividend will not render us unable to meet our existing and foreseeable obligations when due (referred to as the “solvency test”). Notwithstanding the foregoing, in the event that a company does meet the profit test, dividends may be paid with the approval of a court, provided that the court is convinced that the company meets the solvency test. However, in accordance with the Relief Regulations, as a company whose shares are dual listed on the TASE and a foreign exchange referenced in the second or third addendum to the Israeli Securities Law (which include, among others, the Nasdaq), our board of directors may resolve to distribute a dividend by way of a share repurchase program (buy-back) if the company does not meet the profit test without seeking the approval of the court, subject to the following: (i) the company meets the solvency test; and (ii) we provide a notice to certain creditors regarding our intention to distribute a dividend by way of a share repurchase program in accordance with the notice requirements set forth in the Relief Regulations and no such creditor submits an objection within 30 days of the notice (otherwise, court approval would be required for such distribution in accordance with the requirements of the Companies Law). For information regarding taxation of dividends, see “Item 10E. Additional Information - Taxation - Israeli Tax Considerations.”

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees - C. Board Practices.”

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

D. Exchange Controls

There are currently no Israeli governmental laws, decrees or regulations that restrict or affect our import or export of capital, including the availability of cash and cash equivalents for use by us and our wholly owned subsidiaries, or the remittance of dividends, interest or other payments to non-resident holders of our securities, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel or otherwise as set forth under “Item 10E. Additional Information - Taxation.”

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

As of December 31, 2025, the tax loss carryforwards of BioLineRx were approximately $381 million with no expiration date.

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

An individual who is a substantial shareholder at the time of sale or at any time during the preceding 12-month period is subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% from 2017).

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

In addition, under the Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless (1) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (2) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; (3) a shareholder who is an individual and is present in Israel for a period or periods aggregating 183 days or more during a taxable year. In either case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable (subject to the receipt in advance of a valid certificate from the Israeli tax authorities); however, under the Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Treaty does not cover U.S. state or local taxes.

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

Excess Tax. Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax on taxable income exceeding a certain threshold in a tax year (NIS 721,560 for 2024, 2025 and 2026), at the rate of 3% on any such taxable income prior to January 1, 2025 and commencing January 1, 2025, at the rate of 3% of any such active taxable income and 5% of any such passive taxable income. For this purpose, passive taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and gift tax. Israeli law presently does not impose estate or gift taxes.

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

Taxation of U.S. Investors

The discussions under “- Distributions,” and under “- Sale, Exchange or Other Disposition of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We believe that we may have been a PFIC for the year ended December 31, 2025. Although we have not determined whether we will be a PFIC for our taxable year ending December 31, 2026, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “- Passive Foreign Investment Company.”

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

Distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Any dividend paid by us in a taxable year in which we are a PFIC (or with respect to which we were a PFIC in the preceding taxable year) will be subject to tax at regular ordinary income rates. As mentioned above, we believe we may have been a PFIC for our 2025 taxable year and have not determined whether we will be a PFIC for our 2026 taxable year. U.S. Investors should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares and ADSs.

The additional 3.8% Medicare tax (described below) may apply to dividends received by certain U.S. Investors who meet certain modified adjusted gross income thresholds.

Sale, Exchange or Other Disposition of Ordinary Shares and ADSs. Subject to the discussion under “- Passive Foreign Investment Company” below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Investor’s adjusted tax basis in such ordinary shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the ordinary shares or ADSs exceeds one year. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the Treaty. The additional 3.8% Medicare tax (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our ordinary shares or ADSs by certain U.S. Investors who meet certain modified adjusted gross income thresholds.

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

We believe that we may have been a PFIC for the year ended December 31, 2025. Although we have not determined whether we will be a PFIC for our taxable year ending December 31, 2026, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for taxable year ending December 31, 2026 or in any subsequent year. [Upon request, we intend to annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.]

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

A U.S. Investor makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. [Upon request, we intend to annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we are a PFIC.] There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Investors to make a QEF election. A QEF election will not apply to any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Each U.S. Investor is encouraged to consult its own tax advisor with respect to tax consequences of a QEF election with respect to us.

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

To the extent a distribution on our ordinary shares or ADSs does not constitute an excess distribution to a Non-Electing U.S. Investor, such Non-Electing U.S. Investor generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “- Taxation of U.S. Investors - Distributions.” Each U.S. Investor is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our ordinary shares or ADSs.

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

Certain Reporting Requirements

Certain U.S. Investors may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, reporting transfers of cash or other property to us and information relating to the U.S. Investor and us. Substantial penalties may be imposed upon a U.S. Investor that fails to comply.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our filings with the SEC are available to the public through the SEC’s website at www.sec.gov. Our SEC filings are also generally available on the ISA’s website at wwyw.magna.isa.gov.il and the TASE’s website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. In addition, while our officers and directors and are, effective March 18, 2026, required to make insider reports under Section 16(a) of the Exchange Act, our principal shareholders are exempt from the reporting under Section 16(a) of the Exchange Act, and our directors, officers and principal shareholders continue to be exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. Furthermore, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Foreign Currency Exchange Risk

Our reporting and functional currency is the dollar. However, we pay a significant portion of our expenses in NIS, and we expect this to continue. If the dollar materially depreciates against the NIS in the future, then the U.S. dollar cost of our operations in Israel would increase and there may be a negative impact on our results of operations. Although the revenues from our current out-licensing and co-development arrangements are payable in dollars and we expect our revenues from future any licensing arrangements to be denominated primarily in dollars, we are exposed to the currency fluctuation risks relating to the recording of our revenues in currencies other than dollars. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report on Form 20-F, of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

c.	Attestation Report of Registered Public Accounting Firm
Not applicable (we are exempt from this requirement due to our status under the Exchange Act as a non-accelerated filer as of the current time).

d.	Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2024	2025
Services Rendered	(in thousands of U.S. dollars)

Audit Fees(1)	160	140
Audit-Related Fees(2)	40	26
Tax Fees(3)	41	22
Total	211	188

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related services relate to reports to the IIA and services in connection with a public listing or offering.

(3)	Tax fees relate to tax planning and advice in connection with certain transactions.

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

•
Compensation of Officers. We follow Israeli law and practice with respect to the approval of officer compensation, pursuant to which transactions with office holders regarding their terms of office and employment generally require the approval of the compensation committee, the board of directors and under certain circumstances (such as if the officer is a director or controlling shareholder) the shareholders, either in accordance with our compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. See “Item 6.C- Directors, Senior Management and Employees - Board Practices - Compensation Committee” for information regarding the Compensation Committee, and “Item 6.C - Directors, Senior Management and Employees - Approval of Related Party Transactions under Israeli Law” for information regarding the approvals required with respect to approval of terms of office and employment of office holders, pursuant to the Companies Law.

•
Approval of Related Party Transactions. We follow Israeli law and practice with respect to the approval of interested party acts and transactions, as set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which generally require the approval of the audit committee, the board of directors and, under certain circumstances (such as if the transaction is with a controlling shareholder or another party in which the controlling shareholder has a personal interest) the shareholders, as may be applicable, for specified transactions. See “Item 6.C- Directors, Senior Management and Employees -Board Practices - Approval of Related Party Transactions under Israeli Law” for information regarding the approvals required with respect to approval of related party transactions pursuant to the Companies Law.

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

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see “Item 3.D - Key Information - Risks Related to our Ordinary Shares and ADSs - As a foreign private issuer, we follow certain home country corporate governance practices instead of applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.”

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

ITEM 16K. CYBERSECURITY

Risk management and strategy

We have developed and maintain a cybersecurity risk management program that focuses primarily on securing and safeguarding computer systems, networks, cloud services, business applications and data and that is integrated in our overall risk management strategy and framework. We have implemented protocols to protect against cyber threats and ensure the containment and security of sensitive business data, including ongoing security reviews of critical systems, continuous monitoring of event data, and employee training programs, which processes are aligned with our overall business and operational goals and strategies. Our risk assessment occurs on an ongoing basis and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data.

We engage a third party to provide operational support for cybersecurity risks. This forms a critical part of our risk management strategy, facilitating effective management and mitigation of risks, and ensuring adherence to applicable regulatory and industry standards.

Overall, we believe that we have established a robust framework for confidentiality, integrity, and availability of information, adhering to relevant security standards, practices, and compliance requirements. In addition, we maintain insurance to help protect against risks associated with cybersecurity threats. As of the date of this report, we do not believe that any risks from cybersecurity threats have materially affected, or are reasonably likely to materially affect, us, including our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D. Key Information - Risk Factors - Risks Related to Our Industry - Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.” in this Annual Report on Form 20-F.

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

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description
1.1*	Articles of Association, as amended June 2025
2.2*	Description of Securities Registered under Section 12
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

4.14(11)†	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV
4.15†	Amendment No. 2 to Clinical Trial Collaboration and Supply Agreement entered into as of July 24, 2018 between the Registrant and Merck Sharp & Dohme B.V.
4.16†	Amendment No. 1 to License Agreement entered into as of June 18, 2018 between the Registrant and Wartner Europe BV
4.17(9)	First Addendum to License Agreement entered into as of October 16, 2019 by and between the Registrant and Biokine Therapeutics Ltd., as amended.

4.18(14)	At-the-Market Sales Agreement, dated September 3, 2021, between BioLineRx Ltd. and H.C. Wainwright & Co., LLC
4.19(15)	Agreement for the Provision of a Loan Facility entered into as of September 14, 2022, by and between the Registrant and Kreos Capital VII Aggregator SCSP
4.20(16)	Form of Securities Purchase Agreement dated as of September 18, 2022 between the Registrant and the investors listed therein
4.22(16)	Form of Warrant issued by the Registrant on September 21, 2022
4.2316)	Form of Placement Agent Warrant issued by the Registrant on September 21, 2022
4.23(18)†	License Agreement dated as of August 27, 2023 between the BioLineRx Ltd., Guangzhou Gloria Biosciences Co., Ltd. and Hong Seng Technology Limited
4.24(18)†	Securities Purchase Agreement dated as of August 27, 2023 between the BioLineRx Ltd., Hong Seng Technology Limited and Guangzhou Gloria Biosciences Co., Ltd.
4.25(20)	Form of Securities Purchase Agreement dated as of March 28, 2024 between BioLineRx Ltd. and the investors listed therein
4.26(20)	Form of Warrant issued by BioLineRx Ltd. on April 1, 2024
4.27(21)†	Form of License Agreement dated as of November 20, 2024, between BioLineRx Ltd. and Ayrmid Pharma Ltd.
4.28(21)
Form of First Amendment dated as of November 14, 2024, to the Agreement for the Provision of a Loan Facility entered into as of September 14, 2022, by and between BioLineRx Ltd. and Kreos Capital VII Aggregator SCSP

4.29(21)	Form of Securities Purchase Agreement dated as of November 20, 2024, between BioLineRx Ltd. and the Investors signatory thereto
4.30(21)	Form of Pre-Funded Warrant issued by BioLineRx Ltd. on November 21, 2024
4.31(21)	Form of Ordinary Warrant issued by BioLineRx Ltd. on November 21, 2024
4.32(22)	Form of Securities Purchase Agreement dated as of January 6, 2025, between BioLineRx Ltd. and the investors signatory thereto
4.33(22)	Form of Pre-Funded Warrant issued by BioLineRx Ltd. on January 7, 2025
4.34(22)	Form of Ordinary Warrant issued by BioLineRx Ltd. on January 7, 2025
4.35(23)	Form of Placement Agent Warrant issued by BioLineRx Ltd. on January 7, 2025
4.36(24)	Asset Transfer Agreement, dated as of September 29, 2025, between Hemispherian AS and Tetragon Biosciences Ltd.
4.37(24)	Collaboration and Shareholders Agreement, dated as of September 29, 2025, between BioLineRx Ltd., Tetragon Biosciences Ltd. and Hemispherian AS
8.1*	List of Subsidiaries of BioLineRx Ltd.
11.1(23)	Insider Trading Policy
12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant
97.1(19)	BioLineRx Ltd. Executive Officer Clawback Policy
101
The following financial information from BioLineRx Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 formatted in Inline XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Financial Position at December 31, 2025 and 2024; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2025, 2024 and 2023; (iii) Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023; (iv) Consolidated Cash Flow Statements for the years ended December 31, 2025, 2024 and 2023; and (v) Notes to the Consolidated Financial Statements.

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

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2017.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(5)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 10, 2016.

(6)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on May 31, 2016.

(7)	Incorporated by reference to the Registrant’s Form 6-K filed on October 3, 2018.

(8)	Incorporated by reference to the Registrant’s Form 6-K filed on May 23, 2025.

(9)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 12, 2020.

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

(11)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on September 22, 2015.

(12)	Incorporated by reference to the Registrant’s Form 6-K filed on February 7, 2019.

(13)	Incorporated by reference to the Registrant’s Form 6-K filed on January 21, 2021.

(14)	Incorporated by reference to the Registrant’s Form 6-K filed on September 3, 2021.

(15)	Incorporated by reference to the Registrant’s Form 6-K filed on September 15, 2022.

(16)	Incorporated by reference to the Registrant’s Form 6-K filed on September 21, 2022.

(17)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 16, 2022.

(18)	Incorporated by reference to the Registrant’s Form 6-K filed on August 30, 2023.

(19)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 26, 2024.

(20)	Incorporated by reference to the Registrant’s Form 6-K filed on April 1, 2024.

(21)	Incorporated by reference to the Registrant’s Form 6-K filed on November 21, 2024.

(22)	Incorporated by reference to the Registrant’s Form 20-F filed on March 31, 2025.

(23)	Incorporated by reference to the Registrant’s Form 6-K filed on January 7, 2025.

(24)	Incorporated by reference to the Registrant’s Form 6-K filed on September 29, 2025.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Date: March 23, 2026

BioLineRx Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of BioLineRx Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BioLineRx Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Intellectual Property Impairment Assessment

As described in Notes 4 and 8 to the consolidated financial statements, the Company's intangible assets relating to its intellectual property associated with BL-8040 used for development services were $10.2 million as of December 31, 2025. Management conducts an annual impairment test, or more frequently if events or circumstances indicate that the carrying value of the intellectual property may be impaired. Potential impairment is identified by comparing the recoverable amount of the intellectual property to its carrying value. Value in use to the Company is estimated by management using a discounted cash flow model. Management's cash flow projections included significant judgments and assumptions relating to the weighted average cost of capital and the amount and timing of projected future cash flows.

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

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Ltd.

Tel Aviv, Israel
March 23, 2026

We have served as the Company's auditor since 2003.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31,
		2024	2025
		in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5	10,436	3,250
Short-term bank deposits	6	9,126	17,626
Trade receivables		2,476	46
Prepaid expenses		443	201
Other receivables	20a	1,478	410
Inventory		3,145	2,148
Total current assets		27,104	23,681

NON-CURRENT ASSETS
Property and equipment, net	7	386	160
Right-of-use assets, net	9	967	696
Intangible assets, net	8	10,449	16,368
Total non-current assets		11,802	17,224
Total assets		38,906	40,905

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	10	4,479	4,479
Accounts payable and accruals:
Trade	20b	5,583	3,493
Other	20b	3,131	1,743
Current maturities of lease liabilities	9	522	234
Warrants	11c	1,691	2,174
Total current liabilities		15,406	12,123

NON-CURRENT LIABILITIES
Long-term loan, net of current maturities	10	8,958	4,460
Lease liabilities	9	1,081	977
Total non-current liabilities		10,039	5,437

COMMITMENTS AND CONTINGENT LIABILITIES	14
Total liabilities		25,445	17,560

EQUITY	11
Equity attributable to owners of the Company:
Ordinary shares		38,097	73,428
Share premium		353,693	327,584
Warrants		5,367	3,686
Capital reserve		17,547	15,916
Other comprehensive loss		(1,416)	(1,416)
Accumulated deficit		(399,827)	(401,002)
Total equity attributable to owners of the Company		13,461	18,196
Non-controlling interest		-	5,149
Total equity		13,461	23,345
Total liabilities and equity		38,906	40,905

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	Year ended December 31,
		2023	2024	2025
		in USD thousands

REVENUES:
License revenues	15, 16	4,610	22,917	1,180
Product sales, net		190	6,023	-
Total revenues		4,800	28,940	1,180
COST OF REVENUES	20c	(3,692)	(9,263)	(230)
GROSS PROFIT		1,108	19,677	950
RESEARCH AND DEVELOPMENT EXPENSES	20d	(12,519)	(9,149)	(8,093)
SALES AND MARKETING EXPENSES	20e	(25,270)	(23,605)	-
GENERAL AND ADMINISTRATIVE EXPENSES	20f	(6,310)	(6,321)	(3,144)
IMPAIRMENT OF INTANGIBLE ASSETS	8	(6,703)	(1,010)	-
OPERATING LOSS		(49,694)	(20,408)	(10,287)
NON-OPERATING INCOME (EXPENSES), NET	20g	(10,819)	18,435	8,077
FINANCIAL INCOME	20h	2,068	1,871	1,464
FINANCIAL EXPENSES	20i	(2,169)	(9,119)	(1,280)
LOSS AND COMPREHENSIVE LOSS		(60,614)	(9,221)	(2,026)

ATTRIBUTION OF LOSS AND COMPREHENSIVE LOSS
To owners of the Company		(60,614)	(9,221)	(1,175)
To non-controlling interests		-	-	(851)
		(60,614)	(9,221)	(2,026)

		in USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED ATTRIBUTABLE TO OWNERS OF THE COMPANY	13	(0.06)	(0.01)	(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF BASIC AND DILUTED LOSS PER ORDINARY SHARE	13	963,365,525	1,198,107,761	2,465,272,604

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to owners of the Company
	Ordinary shares		Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Non-controlling interest	Total
	in shares 000’s	in USD thousands
BALANCE AT JANUARY 1, 2023	922,959	27,100	338,976	1,408	14,765	(1,416)	(329,992)	-	50,841
CHANGES IN 2023:
Issuance of share capital, net	124,955	3,242	10,847	-	-	-	-	-	14,089
Warrants exercised	38,182	1,000	5,559	-	-	-	-	-	6,559
Employee stock options exercised	493	13	45	-	(31)	-	-	-	27
Employee stock options expired	-	-	55	-	(55)	-	-	-	-
Share-based compensation	-	-	-	-	2,321	-	-	-	2,321
Comprehensive loss for the year	-	-	-	-	-	-	(60,614)	-	(60,614)
BALANCE AT DECEMBER 31, 2023	1,086,589	31,355	355,482	1,408	17,000	(1,416)	(390,606)	-	13,223
CHANGES IN 2024:
Issuance of share capital, pre-funded warrants and warrants, net	174,322	4,712	(3,060)	6,650	-	-	-	-	8,302
Pre-funded warrants exercised	74,989	2,009	682	(2,691)	-	-	-	-	-
Employee stock options exercised	770	21	50	-	(49)	-	-	-	22
Employee stock options expired	-	-	539	-	(539)	-	-	-	-
Share-based compensation	-	-	-	-	1,135	-	-	-	1,135
Comprehensive loss for the year	-	-	-	-	-	-	(9,221)	-	(9,221)
BALANCE AT DECEMBER 31, 2024	1,336,670	38,097	353,693	5,367	17,547	(1,416)	(399,827)	-	13,461
CHANGES IN 2025:
Issuance of share capital, pre-funded warrants and warrants, net	978,340	27,273	(22,260)	501	-	-	-	-	5,514
Pre-funded warrants exercised	295,804	8,058	(5,876)	(2,182)	-	-	-	-	-
Employee stock options expired	-	-	2,027	-	(2,027)	-	-	-	-
Share-based compensation	-	-	-	-	396	-	-	-	396
Non-controlling interest	-	-	-	-	-	-	-	6,000	6,000
Comprehensive loss for the year	-	-	-	-	-	-	(1,175)	(851)	(2,026)
BALANCE AT DECEMBER 31, 2025	2,610,814	73,428	327,584	3,686	15,916	(1,416)	(401,002)	5,149	23,345

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2024	2025
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Loss	(60,614)	(9,221)	(2,026)
Adjustments required to reflect net cash used in operating activities (see appendix below)	38,006	(34,652)	(6,048)
Net cash used in operating activities	(22,608)	(43,873)	(8,074)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(47,588)	(26,350)	(36,644)
Maturities of short-term deposits	49,329	55,778	28,126
Purchase of property and equipment	(116)	(53)	(25)
Purchase of intangible assets	(181)	(1)	(2)
Net cash provided by (used in) investing activities	1,444	29,374	(8,545)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital, pre-funded warrants and warrants, net of issuance costs	14,089	16,357	13,894
Exercise of warrants	2,928	-	-
Employee stock options exercised	27	22	-
Proceeds from long-term loan, net of issuance costs	-	19,223	-
Repayments of loan	(1,543)	(14,433)	(4,498)
Repayments of lease liabilities	(445)	(511)	(512)
Net cash provided by financing activities	15,056	20,658	8,884

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,108)	6,159	(7,735)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	10,587	4,255	10,436
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(224)	22	549
CASH AND CASH EQUIVALENTS - END OF YEAR	4,255	10,436	3,250

The accompanying notes are an integral part of the consolidated financial statements.

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2024	2025
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	1,384	4,065	523
Loss on disposal of property and equipment	-	-	25
Exchange differences on cash and cash equivalents	224	(22)	(549)
Fair value adjustments of warrants	11,054	(18,965)	(8,599)
Share-based compensation	2,321	1,135	396
Interest and exchange differences on short-term deposits	15	185	18
Interest on loan	1,148	(1,126)	-
Warrant issuance costs	-	669	702
Exchange differences on lease liabilities	(42)	(31)	177
Intangible assets impairment	6,703	1,010	-
Loss on abandonment of right-of-use asset	-	246	-
	22,807	(12,834)	(7,307)

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(358)	(2,118)	2,430
Decrease (increase) in inventory	(1,953)	(1,192)	997
Decrease (increase) in prepaid expenses and other receivables	(959)	(43)	1,310
Increase (decrease) in accounts payable and accruals	5,512	(5,508)	(3,478)
Increase (decrease) in contract liabilities	12,957	(12,957)	-
	15,199	(21,818)	1,259
	38,006	(34,652)	(6,048)

Supplemental information on interest received in cash	2,020	1,992	1,153
Supplemental information on interest paid in cash	1,111	10,387	1,268

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	149	327	(57)
Fair value of exercised warrants (portion related to accumulated fair value adjustments)	3,631	-	-
Intangible asset acquired in connection with GLIX1 collaboration transaction	-	-	6,000

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

The Company has one wholly owned subsidiary, BioLineRx USA, Inc., incorporated in the U.S., which had been engaged in commercialization activities associated with the launch of motixafortide for stem-cell mobilization in the U.S., and which is now substantially inactive since the end of 2024 (see below). In addition, the Company is the controlling shareholder of Tetragon Biosciences Ltd. (“Tetragon”), a company incorporated in Israel in September 2025 for the development and commercialization of GLIX1, a clinical-stage, first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other cancers (see below and Note 17).

In September 2023, the U.S. Food and Drug Administration (“FDA”) approved motixafortide in stem cell mobilization for autologous transplantation for multiple myeloma patients, and the Company began to independently commercialize motixafortide in the U.S.

In October 2023, the Company out-licensed the rights to motixafortide for all indications in substantially all of Asia, and in November 2024, the Company out-licensed the global rights (other than in Asia) to motixafortide for all indications, other than solid tumors. In connection with the November 2024 transaction, the Company shut down its independent commercialization activities in the U.S., and entered into an agreement to repay a substantial portion of its outstanding debt, as well as restructure the remaining debt balance. Following these actions, the Company refocused its operations on development activities in Israel in the fields of oncology (including solid tumors) and rare diseases, at a significantly reduced annual cash burn rate.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION (cont.)

b.	War in Israel

On October 7, 2023, an unprecedented invasion was launched against Israel from the Gaza Strip by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border and other areas within the country, attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli civilian population. These attacks resulted in extensive deaths, injuries and the kidnapping of civilians and soldiers. In response, the Security Cabinet of the State of Israel declared war against Hamas, with commencement of a military campaign against the terrorist organization, in parallel to its continued rocket and terror attacks. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement controlling parts of Yemen, and with Iran. It is also possible that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. On October 9, 2025, Israel, Hamas, the US, and other counties in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas.

In addition, in response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 13, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. Continued military escalation, retaliatory actions, or broader regional involvement may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations.

The length and severity of the current conflicts in Gaza, Lebanon, Iran and the broader region is unknown at this time, and there can be no assurance that certain ceasefires will hold or that military activities and hostilities will not continue to exist at varying levels of intensity. Any or all of these situations may potentially escalate in the future to more violent events or a greater regional conflict.

The Company’s headquarters and principal development operations are located in the State of Israel. In addition, all of its key employees, officers and directors are residents of Israel. The ongoing war and other hostilities in Israel have not, to date, materially impacted the Company’s business or operations. Nevertheless, since these are events beyond the Company’s control, their continuation or cessation may affect the Company’s operations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION (cont.)

c.	Going concern

The Company has incurred accumulated losses in the amount of $401 million through December 31, 2025, and it expects to continue incurring losses and negative cash flows from operations until the cash flows from its strategic partnerships reach a level to offset its ongoing development costs. In this regard, Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and seeks to maintain liquidity balances at levels that are sufficient to meet its needs. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2027.

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

e.	Approval of consolidated financial statements

The consolidated financial statements of the Company for the year ended December 31, 2025 were approved by the Board of Directors on March 18, 2026, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICIES

a.	Basis of presentation and consolidation

Basis of preparation

The Company’s consolidated financial statements as of December 31, 2024 and 2025, and for each of the three years in the period ended December 31, 2025, have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB®”) (hereinafter “IFRS”). The material accounting policies described below have been applied on a consistent basis for all years presented.

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

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power to affect those returns. Subsidiaries are consolidated from the date on which control is obtained and are deconsolidated from the date control ceases. The financial statements of subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies.

All intercompany balances, transactions, income and expenses, and unrealized gains and losses arising from intra-group transactions are eliminated in full upon consolidation

Non-controlling interests

Non-controlling interests represent the portion of equity in subsidiaries not attributable, directly or indirectly, to the shareholders of the parent. Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from the equity attributable to the owners of the parent.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted, and the fair value of the consideration paid or received, is recognized directly in equity and attributed to the owners of the parent.

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

Impairment of intellectual property is required when the Company decides to terminate or suspend the development of a project based on such intellectual property. In addition, the Company performs impairment reviews on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. Property and equipment, as well as computer software, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized equal to the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less costs to sell and the asset’s value in use to the Company. See Note 8 for information about an impairment loss recorded in 2023 in connection with the decision to terminate the AGI-134 project, as well as an impairment loss recorded in 2024 in connection with the remaining rights to motixafortide in solid tumor indications.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICIES (cont.)

g.	Warrants

Receipts in respect of ordinary warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price or the numbers of shares to be issued are not deemed to be fixed, the ordinary warrants are classified as a derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each reporting date. The fair value changes are charged to non-operating income and expense on the statement of comprehensive loss. Issuance costs allocable to ordinary warrants classified as a liability are also recorded as non-operating expense on the statement of comprehensive loss.

Pre-funded warrants are classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same valuation assumptions as ordinary warrants.

h.	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

With respect to the long-term loan (see Note 10), a financial liability was recognized for each tranche upon drawdown. Upon initial recognition, the effective interest rate was calculated by estimating the future cash flows, including loan principal repayments, interest and royalties, if any. The royalty feature did not meet the definition of a derivative, was not classified separately, and was not measured separately, since it was an integral part of the loan terms and conditions and could not be transferred or settled separately from the loan.

Determining the weighted effective interest rate requires certain judgments and estimations regarding the timing and amount of the Company’s future revenues. The loans are subsequently measured at amortized cost. Furthermore, revisions to the estimated amounts or timing of future cash flows, if necessary, may result in an adjustment of the amortized cost of the loan to reflect the present value of actual and revised estimated contractual cash flows, discounted using the original effective interest rate. This adjustment was recognized in profit or loss as financial income or expense.

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

Revenues from selling products

In September 2023, the FDA approved motixafortide in stem cell mobilization for autologous transplantation for multiple myeloma patients, and shortly thereafter, the Company began to independently commercialize motixafortide in the U.S. These activities terminated in November 2024, as a result of the out-licensing transaction entered into with Ayrmid Ltd. (see Note 16) and the shutdown of the Company’s U.S. commercial operations. The information below relates to the period during which the Company carried out direct sales activities.

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

2.
Rebates and patient discount programs - The Company offers various rebate and patient discount programs, which results in discounted prescriptions to qualified patients. The Company estimates the allowance for these rebates, based on the estimated utilization of the rebate and discount programs, at the time the revenues are recognized. These estimates are recognized as a reduction of revenues.

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

For more information, see Notes 15 and 16.

j.	Research and development expenses

Research expenses are charged to profit or loss as incurred. As of December 31, 2025, the Company has not yet capitalized development expenses.

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

The diluted loss per share is calculated by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all dilutive potential shares. The Company’s dilutive potential shares consist of warrants issued to investors, as well as equity instruments granted to employees and service providers. The dilutive potential shares were not taken into account in computing loss per share in 2023, 2024 and 2025, as their effect would have been anti-dilutive.

The calculation of diluted loss per share for the years ended December 31, 2023, 2024 and 2025 does not include 369,484,579, 568,205,319 and 1,538,622,579 of shares underlying options and warrants, respectively, because the effect would be anti-dilutive.

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

i.	New International Financial Reporting Standards, amendments to standards and new interpretations

New standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in the Financial Statements

This standard replaces the international accounting standard IAS 1, “Presentation of Financial Statements.” As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statements of income, as follows: (1) operating profit and (2) profit before financing and tax. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes to the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statement disclosures.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Based on assessments by Company management, the Company’s exposure to credit risk as of December 31, 2025, is immaterial (see Note 3b). The activities of the Company expose it to market risk, primarily as a result of currency risk.

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

The effect of fluctuations in various exchange rates on the Company’s income and equity is as follows:

	December 31, 2025
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(179)	(94)	1,974	104	219
Short term deposit	(86)	(45)	943	50	105
Other receivables	(7)	(3)	72	4	8
Trade payables	19	10	(206)	(11)	(23)
Other payables	87	46	(962)	(51)	(107)
Total NIS-linked balances	(166)	(86)	1,821	96	202
Euro-linked trade payables	(107)	(56)	(1,177)	62	131
Total	(273)	(142)	644	158	333

	December 31, 2024
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	balance sheet	5% decrease	10% decrease
	in USD thousands
NIS-linked balances:
Cash and cash equivalents	(87)	(45)	955	50	106
Other receivables	(52)	(27)	568	30	63
Trade payables	115	60	(933)	(67)	(141)
Other payables	154	81	(1,495)	(89)	(188)
Total NIS-linked balances	130	69	(905)	(76)	(160)
Euro-linked trade payables	(83)	(44)	(919)	48	102
Total	47	25	(1,824)	(28)	(58)

The Company also maintains cash and cash equivalent balances in other currencies in amounts that are not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

1)	Concentration of currency risk (cont.)

Set forth below is information on the linkage of monetary items:

	December 31, 2024			December 31, 2025
	Dollar	NIS	Other currencies	Dollar	NIS	Other Currencies
	USD in thousands			USD in thousands
Assets:
Current assets:
Cash and cash equivalents	9,428	955	53	973	1,974	303
Short-term bank deposits	9,126	-	-	16,683	943	-
Other receivables	819	568	91	338	72	-
	19,373	1,523	144	17,994	2,989	303
Liabilities:
Current liabilities:
Current maturities of long-term loan	4,479	-	-	4,479	-	-
Accounts payable and accruals:
Trade	3,549	933	1,101	1,993	206	1,294
Other	1,636	1,495	-	781	962	-
Non-current liabilities
Long-term loan, net of current maturities	8,958	-	-	4,460	-	-
	18,622	2,428	1,101	11,713	1,168	1,294
Net balance	751	(905)	(957)	6,281	1,821	(991)

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

a.	Market risk (cont.)

2)	Fair value of financial instruments

As of December 31, 2025, the financial instruments of the Company consist of non-derivative assets and liabilities (primarily working capital items, deposits, and current and long-term loans), as well as warrants classified as a liability.

With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in working capital is generally close or identical to their carrying amount, as the effect of discounting is immaterial.

With regard to the warrants classified as a current financial liability, see Note 11c. With regard to long-term loans, see Note 10.

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

The Company’s cash, cash equivalents and short-term bank deposits at December 31, 2024, and 2025 were deposited with highly rated major Israeli and U.S. banks. In the Company’s opinion, the credit risk associated with these balances is remote.

The Company considers its maximum exposure to credit risk to be as follows:

	December 31,
	2024	2025
	in USD thousands
Assets:
Cash and cash equivalents	10,436	3,250
Short-term bank deposits	9,126	17,626
Trade receivables	2,476	46
Other receivables	1,478	410
Total	23,516	21,332

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

c.	Liquidity risk

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and seeks to maintain the liquidity balances at a level that is sufficient to meet its needs.

Although the Company has succeeded in generating revenues from a number of out-licensing transactions, as well as the commercialization of its lead program, motixafortide, during 2024, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2027. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions and/or raise additional funding. See also Note 1c regarding the material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

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

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, and also considers counterparty credit risk, in its assessment of fair value. The fair value of the financial instruments included in the working capital of the Company, as well as the long-term loan, is usually identical or close to their carrying value, as the effect of discounting is immaterial. The fair value of the warrants is based on Level 3 measurements.

The fair value of the warrants, calculated based on the Black-Scholes model, was $2,174,000 as of December 31, 2025.

For more information on the parameters used to value the warrants, see Note 11c.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

e.	Changes in financial liabilities with cash flows included in financing activities

	Long-term loan	Warrants	Total
	in USD thousands
Balance as of January 1, 2023	10,168	4,509	14,677
Changes during the year 2023:
Principal and interest payments	(1,543)	-	(1,543)
Amounts recognized through profit and loss	1,148	11,054	12,202
Share premium resulting from exercise of warrants	-	(3,631)	(3,631)
Balance as of December 31, 2023	9,773	11,932	21,705
Changes during the year 2024:
Net proceeds	19,223	8,724	27,947
Principal and interest payments	(22,795)	-	(22,795)
Amounts recognized through profit and loss	7,236	(18,965)	(11,729)
Balance as of December 31, 2024	13,437	1,691	15,128
Changes during the year 2025:
Net proceeds	-	9,082	9,082
Principal and interest payments	(5,568)	-	(5,568)
Amounts recognized through profit and loss	1,070	(8,599)	(7,529)
Balance as of December 31, 2025	8,939	2,174	11,113

f.	Fair value measurement of warrants using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the years ended December 31, 2023, 2024 and 2025:

Warrants
in USD thousands
Balance as of January 1, 2023	4,509
Changes during 2023:
Exercises	(3,631)
Changes in fair value through profit and loss	11,054
Balance as of December 31, 2023	11,932
Changes during 2024:
Issuances	8,724
Changes in fair value through profit and loss	(18,965)
Balance as of December 31, 2024	1,691
Changes during 2025:
Issuances	9,082
Changes in fair value through profit and loss	(8,599)
Balance as of December 31, 2025	2,174

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

Impairment of indefinite-lived intangible assets

As mentioned in Notes 2e and 2f, the Company performs impairment reviews of intangible assets not subject to amortization on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment.

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

As a result of an impairment review of its remaining rights to motixafortide in solid tumor indications in the fourth quarter of 2024, the Company recorded an impairment loss (see Note 8).

As of December 31, 2025, the Company has concluded that the value of its intangible assets is higher than their carrying value.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – CASH AND CASH EQUIVALENTS

	December 31,
	2024	2025
	in USD thousands

Cash on hand and in bank	944	632
Short-term bank deposits	9,492	2,618
	10,436	3,250

The short-term bank deposits included in cash and cash equivalents bear interest at annual rates of between 0.7% and 4.9%.

NOTE 6 – SHORT-TERM BANK DEPOSITS

The short-term bank deposits are primarily in dollars and bear interest at annual rates of between 4.20% and 5.82%.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications:

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	Year	of year	year	year	year	2024	2025
	in USD thousands				in USD thousands				in USD thousands
Composition in 2025
Office furniture and equipment	251	-	42	209	191	27	41	177	60	32
Computers and communications equipment	467	25	161	331	291	70	138	223	176	108
Laboratory equipment	1,571	-	-	1,571	1,525	26	-	1,551	46	20
Leasehold improvements	2,036	-	-	2,036	1,932	104	-	2,036	104	-
	4,325	25	203	4,147	3,939	227	179	3,987	386	160

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS

 Intellectual property included the following intangible assets acquired by the Company:

-
$6.7 million primarily related to AGI-134. In December 2023, the Company made a decision to terminate the development of AGI-134 and, accordingly, an impairment loss for the full amount of the related intellectual property was recorded in the 2023 financial statements.

-
$15.0 million associated with BL-8040 were recorded following an amendment to the in-licensing agreement with Biokine Therapeutics Ltd. (“Biokine”). This amendment reduced the payments owed by the Company on sublicense receipts (as defined in the license agreement) from 40% to 20%. This intellectual property is amortized proportionally with the revenues recognized from the licensing transaction with HST and Gloria in Asia (see Note 15), and with Ayrmid for the rest of the world (excluding solid tumors) (see Note 16). During the period of self-commercialization in the U.S. of motixafortide in 2024, this intellectual property was amortized in accordance with the lifespan of the patents in the U.S. In addition, as a result of an impairment review of its remaining rights to motixafortide in solid tumor indications in the fourth quarter of 2024, the Company recorded an impairment loss of $1.0 million. Sensitivity tests on impairment of the remaining rights to motixafortide in solid tumor indications were carried out as of December 31, 2025, by increasing the WACC by 0.5% and by decreasing the annual growth rate of new cases by 0.5%. Such changes, if realized, would not have a material effect on the carrying amount of the motixafortide intellectual property. As of December 31, 2025, the net book value of the intangible assets associated with BL-8040 amounted to $10.2 million.

-	$6.0 million associated with the acquisition of GLIX1, pursuant to the collaboration transaction and asset transfer agreement with Hemispherian AS (see Note 17).

As of December 31, 2025, the Company has concluded that the value of its intangible assets is higher than their carrying value.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS (cont.)

Set forth below are the composition of intangible assets and the related accumulated depreciation, grouped by major classifications:

			Cost					Accumulated depreciation and impairment
	Balance at	Additions	Deletions	Disposal	Balance at	Balance at	Additions	Deletions	Impairment	Balance at	Net book value
	beginning	during	during	during	end of	beginning	during	during	during	end of	December 31,
	of year	year	year	year	Year	of year	year	year	year	year	2024	2025
			in USD thousands					in USD thousands			in USD thousands
Composition in 2024
Intellectual property	21,342	-	-	3,323	18,019	6,799	-	-	1,010	7,809	10,210
Computer software	982	1	185	-	798	671	73	185	-	559	239
	22,324	1	185	3,323	18,817	7,470	73	185	1,010	8,368	10,449
Composition in 2025
Intellectual property	18,019	6,000	6,700	-	17,319	7,809	-	6,700	-	1,109	10,210	16,210
Computer software	798	2	4	-	796	559	82	3	-	638	239	158
	18,817	6,002	6,704	-	18,115	8,368	82	6,703	-	1,747	10,449	16,368

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES

A.	Right-of-use assets

	Cost				Accumulated depreciation
	Balance at	Additions	Deletions	Balance at	Balance at	Additions	Deletions	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	December 31,
	of year	year	year	year	of year	year	year	year	2024	2025
	in USD thousands				in USD thousands				in USD thousands
Composition in 2025
Property	1,551	-	-	1,551	810	135	-	945	741	606
Motor vehicles	456	-	196	260	230	79	139	170	226	90
	2,007	-	196	1,811	1,040	214	139	1,115	967	696

B.	Lease liabilities

	Balance at	Additions	Deletions	Interest expense	Exchange differences	Payments	Balance at
	beginning	during	during	during	during	during	end of
	of year	year	year	year	year	year	year
		in USD thousands
Composition in 2025
Property	1,409	-	-	176	174	596	1,163
Motor vehicles	194	-	71	10	17	102	48
	1,603	-	71	186	191	698	1,211

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES (cont.)

C.	Additional disclosures

1)
The Company leases its premises in Israel under a lease agreement entered into in August 2014. Payments under the lease commenced in June 2015, and the initial term of the lease expired in June 2020. The lease agreement includes three options to extend the lease through June 30, 2030 in the aggregate, each at a 5% increase to the preceding lease payment amount. The Company exercised its first and second options to extend the lease through June 30, 2028, and is currently making monthly lease payments of approximately $30,000. In addition to the monthly lease payments, the Company also pays building monthly maintenance charges of approximately $9,700.

2)
The Company has entered into lease agreements in connection with a number of vehicles. The lease periods are generally for three years. The annual lease fees, linked to the CPI, are approximately $215,000. To secure the terms of the lease agreements, the Company has prepaid two months of lease payments to the leasing companies.

3)	As of December 31, 2025, minimum future rental payments (taking into consideration the aforementioned extension periods) under the leases are as follows:

Year	Property	Motor vehicles	Total
	in USD thousands
2026	332	106	438
2027	348	21	369
2028	348	-	348
2029-2030	523	-	523
	1,551	127	1,678

Extension and termination options are included in the property lease. These are used to maximize operational flexibility in terms of managing the assets used in the Company’s operations. The substantial majority of extension and termination options are exercisable solely by the Company and not by the lessors.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LONG-TERM LOAN

In September 2022, the Company entered into a loan agreement with BlackRock EMEA Venture and Growth Lending (previously Kreos Capital VII Aggregator SCSP) (“BlackRock”), with an aggregate principal amount of up to $40 million comprised of three tranches of up to $10 million, $20 million and $10 million. The Company drew down the initial tranche of $10 million following execution of the loan agreement in September 2022, and it drew down the second tranche of $20 million in April 2024, following fulfilment of the requisite milestones. The third tranche was available for drawdown until October 1, 2024, upon the achievement of certain milestones. No drawdown was made by the indicated date, and thus, availably of the third tranche under the facility was cancelled.

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

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY

a.	Share capital

The Company’s share capital is composed of ordinary shares, par value NIS 0.10 per share, as follows:

	Number of Ordinary Shares
	December 31,
	2024	2025

Authorized share capital	5,000,000,000	20,000,000,000

Issued and paid-up share capital	1,336,670,575	2,610,814,390

	In USD and NIS Amounts
	December 31,
	2024	2025

Authorized share capital (in NIS)	500,000,000	2,000,000,000

Issued and paid-up share capital (in NIS)	133,667,057	261,081,439

Issued and paid-up share capital (in USD)	38,096,940	73,428,375

b.	Rights related to shares

The ordinary shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2024 and 2025, all outstanding share capital consisted of ordinary shares.

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

The fair value of the warrants amounted to $24,000 as of December 31, 2025 (December 31, 2024 - $478,000), and was based on the then current price of an ADS, a risk-free interest rate of 3.47%, an average standard deviation of 101.32%, and on the remaining contractual life of the warrants.

The changes in fair value for the years ended December 31, 2024 and 2025 of $11,427,000 and $454,000 respectively, have been recorded as non-operating income in the statement of comprehensive loss.

As of December 31, 2025, 63,636 of these warrants had been exercised.

The placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

2)
In August 2023, the Company entered into a securities purchase agreement, pursuant to which the Company sold in a private placement an aggregate of 170,728 ADSs of the Company, at a purchase price of $85.44 per ADS. Aggregate gross proceeds from the sale amounted to $14.6 million, with related issuance costs amounting to approximately $0.9 million. Pursuant to IFRS 15, approximately $12.0 million of gross proceeds and $0.7 million of issuance costs were recognized as equity (see Note 15).

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

The fair value of the warrants amounted to $171,000 as of December 31, 2025 (December 31, 2024 - $679,000), and was based on the then current price of an ADS, a risk-free interest rate of 3.55%, an average standard deviation of 94%, and on the remaining contractual life of the warrants.

The changes in fair value for the years ended December 31, 2024 and 2025 of 5,571,000 and $298,000 respectively, have been recorded as a non-operating income in the statement of comprehensive loss.

As of December 31, 2025, none of these warrants had been exercised.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

c.	Changes in the Company’s equity (cont.)

4)
In November 2024, the Company completed a registered direct offering to certain funds associated with Highbridge Capital Management LLC (“Highbridge”) of 103,037 ADSs and 308,749 pre-funded warrants to purchase ADSs. Each ADS and pre-funded warrant was sold at a purchase price of $21.86 and $21.85, respectively. The Company also issued to the investors unregistered ordinary warrants to purchase an aggregate of 205,893 ADSs. Gross proceeds from the offering totaled $9.0 million, with net proceeds of $8.9 million, after deducting fees and expenses. See Note 16.

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

The fair value of the ordinary warrants amounted to $102,000 as of December 31, 2025 (December 31,2024- $745,000) and was based on the then current price of an ADS, a risk-free interest rate of 3.55%, an average standard deviation of 96%, and on the remaining contractual life of the ordinary warrants.

The changes in fair value for the years ended December 31, 2024 and 2025 of $1,976,000 and $643,000 respectively, have been recorded as non-operating income in the statement of comprehensive loss.

As of December 31, 2025, 226,392 of the pre-funded warrants had been exercised, and none of the ordinary warrants had been exercised.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

c.	Changes in the Company’s equity (cont.)

5)
In January 2025, the Company completed a registered direct offering to certain institutional investors of 858,303 ADSs and 391,697 pre-funded warrants to purchase ADSs. Each ADS and pre-funded warrant was sold at a purchase price of $8.00 and $7.996, respectively. The Company also issued to investors in the offering unregistered ordinary warrants to purchase an aggregate of 1,250,000 ADSs. The pre-funded warrants are exercisable immediately, do not expire until exercised in full, and have an exercise price of $0.004 per ADS. The ordinary warrants are exercisable immediately, expire five years from the date of issuance, and have an exercise price of $8.00 per ADS. A holder of the pre-funded or ordinary warrants cannot exercise such warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% at the election of the holder) of the outstanding share capital of the Company immediately after giving effect to such exercise.

In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 62,500 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $10.00 per ADS. The offering consideration allocated to the placement agent warrants amounted to $0.5 million.

Gross proceeds from the offering totaled $10.0 million, with net proceeds of $8.9 million, after deducting fees and expenses.

The investors’ ordinary warrants have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The pre-funded warrants have been classified in shareholders’ equity. The fair value of the ordinary warrants is computed using the Black-Scholes option pricing model and is determined by using a level 3 valuation technique. The fair value of the ordinary warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 4.41%, and an average standard deviation of 90.2%. The fair value initially allocated to the investor ordinary warrants amounted to $10.4 million, with total issuance costs initially allocated to the ordinary warrants amounting to $0.7 million.

Due to a difference between the fair value at initial recognition and the transaction price (“Day 1 loss”), upon initial recognition, the fair value of the ordinary warrants was adjusted by the amount of $1.4 million, to reflect the unrecognized day 1 loss. Following initial recognition, the unrecognized day 1 loss of the warrants is being amortized over its contractual life.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

c.	Changes in the Company’s equity (cont.)

5)	(cont.)

The fair value of the ordinary warrants amounted to $1,878,000 as of December 31, 2025, and was based on the then current price of an ADS, a risk-free interest rate of 3.64%, an average standard deviation of 91.0%, and on the remaining contractual life of the warrants.

The changes in fair value for the year ended December 31, 2025 of $7,204,000, have been recorded as non-operating income in the statement of comprehensive loss.

As of December 31, 2025, all of the pre-funded warrants had been exercised, and none of the ordinary warrants had been exercised.

In accordance with IFRS 2, the placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

d.	Share purchase agreement

In September 2021, the Company entered into an ATM sales agreement with H.C. Wainwright & Co., LLC (“HCW”), pursuant to which the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During 2025, 772,264 ADSs were sold under the program for total net proceeds of $5.0 million. From the effective date of the agreement through the issuance date of this report, 825,010 ADSs have been sold under the program for total net proceeds of $9.2 million.

e.	Share-based payments

1)	Share Incentive plan – general

In 2003, the Company adopted the 2003 Share Incentive Plan (the “Plan”). The Plan provides for the granting of stock options and ordinary shares to the Company’s employees, directors, consultants and other service providers. Options are issued at the determination of the Board of Directors in accordance with applicable law. The options are generally exercisable for a ten -year period, and the grants generally vest over a four -year period. In 2013, the Company’s Board of Directors approved amendments to the Plan to take into account changes in laws and regulations that had occurred since its adoption and to extend the term of the plan until November 2023. In 2016, the Board of Directors approved amendments to the Plan to allow for the grant of restricted stock units (“RSUs”) and performance stock units (“PSUs”). In 2022, the Board approved certain amendments to the Plan in order to conform the Plan to U.S. tax regulations for the benefit BioLineRx USA, Inc. employees. In November 2023, the Company’s Board of Directors approved extension of the Plan through May 2024, and subsequently further approved extension of the Plan through May 2044.

PSUs are RSUs that are linked to any one or more performance goals (in addition to, or in lieu of, time-based vesting terms) determined appropriate by the Board of Directors. The specific performance goals, as well as the time period associated with achieving such goals, are approved by the Board and are set forth in the grantee’s grant agreement. To date, each PSU grant has had between three to five performance goals on which vesting is based, each such goal being either a specified Company milestone and or the success of a specific project, with vesting of 20-40% on the achievement of each goal. The tranche of PSUs associated with a given milestone expires 12 months after the target date established for that milestone. As of December 31, 2025, 8,787,600 PSUs were vested in accordance with their original terms.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

1)	Share Incentive plan – general (cont.)

As of December 31, 2025, there were 326,757,000 ordinary shares issuable upon the exercise of outstanding equity instruments under the Plan.

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

As of December 31, 2025, there were 233.4 million remaining authorized but unissued ordinary shares in the pool reserved for future share-based incentive grants.

2)	Employee share incentive plan:

The following table contains additional information concerning equity instruments granted to employees and directors under the existing share incentive plans.

	Year ended December 31,
	2023		2024		2025
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	89,871,858	0.44	150,429,825	0.32	141,634,245	0.32
Granted	64,855,380	0.18	23,190,000	0.20	212,760,000	0.01
Expired	(1,379,640)	0.68	(3,825,990)	0.53	(24,310,920)	0.25
Forfeited	(2,424,535)	0.21	(27,389,565)	0.23	(18,116,325)	0.25
Exercised	(493,238)	0.22	(770,025)	0.14	-	-
Outstanding at end of year*	150,429,825	0.32	141,634,245	0.32	311,967,000	0.12
Exercisable at end of year	51,970,635	0.54	88,080,600	0.40	81,825,600	0.39

*
As of December 31, 2023, 2024 and 2025 includes 12,219,465, 4,010,670 and 8,126,400 respectively, PSUs at an exercise price of 0.10 NIS (par value of ordinary shares) for which performance obligations have not been met. As of December 31, 2025 includes additional 21,240,000 PSUs at a zero exercise price, for which performance obligations have not been met.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

2)	Employee share incentive plan (cont.):

The total consideration received from the exercise of equity instruments during 2023, 2024 and 2025 was not material.

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the equity instruments outstanding at the end of each of the years indicated.

	As of December 31,
	2024		2025
Range of exercise prices (in NIS)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)	Number of options outstanding	Weighted average remaining contractual life (in yrs.)
Up to 0.49	114,352,425	8.07	288,520,200	9.07
0.5-0.99	15,104,100	6.54	12,576,000	4.96
1.00-2.00	11,727,795	4.57	10,423,800	2.82
2.01-3.4	449,925	3.18	447,000	1.17
	141,634,245	7.60	311,967,000	8.68

The fair value of equity instruments granted to employees through December 31, 2025 has been determined using the Black-Scholes option-pricing model. These values are based on the following assumptions as of the applicable grant dates:

	2023	2024	2025
Expected dividend yield	0%	0%	0%
Expected volatility	69%	73%	93%
Risk-free interest rate	4%	4%	4%
Expected life of options (in years)	6	6	6

The remaining unrecognized deferred compensation expense as of December 31, 2025 was $1.2 million. This amount will be expensed over the remaining vesting period of the equity instruments.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY (cont.)

e.	Share-based payments (cont.)

3)	Stock options to consultants

From inception through December 31, 2025, the Company has issued to consultants options for the purchase of 17,836,200 ordinary shares at a weighted average exercise price of 0.36 NIS per share.

The options to consultants generally vest over four years and may be exercised for periods of between five and ten years. As of December 31, 2025, 14,790,000 options to consultants were outstanding with a weighted average exercise price of NIS 0.03 per share and a weighted average contractual life of 9.8 years.

Company management estimates the fair value of the options granted to consultants based on the value of services received over the vesting period of the applicable options. The value of such services (primarily in respect of clinical advisory services) is estimated based on the additional cash compensation the Company would need to pay if such options were not granted. The value of services recorded in each of the years 2023, 2024 and 2025 was not material.

NOTE 12 – TAXES ON INCOME

a.	Corporate taxation

The taxable income of BioLineRx Ltd. and Tetragon is taxed at the standard Israeli corporate tax rate, which was 23% for all years included in these financial statements.

b.	Tax loss carryforwards

As of December 31, 2025, the tax loss carryforwards of BioLineRx Ltd. were approximately $381 million. The tax loss carryforwards have no expiration date.

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

The Company has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The reported tax on the Company’s income before taxes differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

	Year ended December 31,
	2023		2024		2025
		in USD		in USD		in USD
		thousands		thousands		thousands
Loss before taxes	23.0%	(60,614)	23.0%	(9,221)	23.0%	(2,026)

Theoretical tax benefit		(13,941)		(2,121)		(466)
Disallowed deductions (tax exempt income):
Loss (gain) on adjustment of warrants to fair value		2,542		(4,056)		(1,978)
Share-based compensation		534		261		91
Impairment of intangible asset		1,542		232		-
Other		11		11		11
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created		9,312		5,673		2,342
Taxes on income for the reported year		-		-		-

NOTE 13 – LOSS PER SHARE

The following table contains the data used in the computation of the basic loss per share:

	Year ended December 31,
	2023	2024	2025
	in USD thousands
Loss attributed to ordinary shares	(60,614)	(9,221)	(2,026)

	in thousands
Number of shares used in basic calculation	963,366	1,198,108	2,465,273

	in USD
Basic and diluted loss per ordinary share	(0.06)	(0.01)	(0.00)

The number of shares used in the 2024 and 2025 basic calculations includes 12,052 and 49,279 pre-funded warrants, respectively.

Outstanding options, RSUs, PSUs and ordinary warrants have been excluded from the calculation of the diluted loss per share for all years presented, since their effect was anti-dilutive.

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

In connection with the in-licensing of motixafortide from Biokine Therapeutics Ltd. (“Biokine”), and as a condition to IIA consent to the transaction, the Company agreed to abide by any obligations resulting from funds previously received by Biokine from the IIA. The contingent liability to the IIA assumed by the Company relating to this transaction amounts to $2.5 million as of December 31, 2025. In this regard, and in connection with the out-licensing transactions with Gloria (see Note 15) and with Ayrmid (see Note 16), as well as with the direct sales of motixafortide in the U.S. during the period from product launch through the transaction with Ayrmid, the royalty rate agreed with the IIA for motixafortide consideration received is 3.9% for sub-license consideration and 4% for direct product sales. The Company has a full right of offset for amounts payable to the IIA from all payments due to Biokine in the future.

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

In addition, the Company generally undertakes in the licensing agreements to protect registered patents resulting from developments under the various licenses, to promote the registration of patents covering new developments in cooperation with the licensor, and to bear responsibility for all related costs. Pursuant to the various agreements, the Company generally works to register the various patents on a broad basis worldwide, and if the Company decides not to initiate or continue a patent registration proceeding in a given country, the Company is required to notify the applicable licensor to this effect, and the licensor is entitled to take action for registration of the patent in such country.

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

The Company’s outstanding open purchase order commitments as of December 31, 2025 amounted to $2.4 million.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

b.	Guarantees

To secure the Company’s lease obligation on its Israeli premises, the Company has provided a bank guarantee in the amount of $100,000 for the benefit of the lessor, which remains outstanding as of December 31, 2025.

c.	Contingent liabilities

In June 2024, Biokine Therapeutics Ltd. (“Biokine”), filed a complaint with the District Court of Jerusalem against the Company. The complaint alleged breach of contract and a purported failure to make certain payments to Biokine under the Company’s in-licensing agreement with Biokine for motixafortide. The lawsuit sought compensatory damages in the amount of approximately $6.5 million and a declaratory judgment in favor of Biokine. The Company filed a statement of defense in November 2024. In November 2024, the Company and Biokine entered into an agreement to refer the dispute to binding arbitration, and the claim was withdrawn. During the first quarter of 2025, Biokine filed an updated complaint under the arbitration, increasing the damages to the amount of approximately $7.2 million.

In February 2026, the arbitrator issued a final decision in the case, denying all claims asserted by Biokine against the Company, and awarding the Company expenses, including legal fees.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – LICENSE AND SECURITIES PURCHASE AGREEMENTS – HST/GLORIA

In October 2023, the Company closed on a license agreement (the “Gloria License Agreement”) with Hong Seng Technology Limited (“HST”) and Auspex Bioscience (Guangzhou) Co., Ltd. (formerly Guangzhou Gloria Biosciences Co., Ltd.) (“Gloria” and together with HST, the “Gloria Licensee”), pursuant to which the Company granted HST an exclusive, royalty-bearing, sublicensable license to develop and commercialize motixafortide in Asia (other than Israel and certain other countries) (collectively, the “Gloria Territory”) and to engage and authorize Gloria to perform services under the Gloria License Agreement in the Gloria Territory. In addition, the Company granted the Gloria Licensee a first offer right with respect to the grant of certain rights in motixafortide outside of the Gloria Territory.

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

NOTE 15 – LICENSE AND SECURITIES PURCHASE AGREEMENTS – HST/GLORIA (cont.)

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

c.
Revenue from the PDAC performance obligation has been recognized over time, with the percentage of completion determined based on support hours incurred, with a total amount of $15.5 million recognized through the end of 2024.

Based on the above methodology, as well as the achievement of a specific regulatory milestone, the Company recognized revenues from the license agreement of $4.6 million and $15.0 million for the years ended December 31, 2023 and 2024, respectively. Due to a delay in payment of $2.4 million to be received from the Gloria Licensee during 2024, a provision for doubtful accounts receivable in the amount of $0.8 million was recorded in the fourth quarter of 2024. This amount was subsequently collected in 2025 and the provision was reversed.

NOTE 16 – LICENSE AND SECURITIES PURCHASE AGREEMENTS – AYRMID/HIGHBRIDGE

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

NOTE 16 – LICENSE AND SECURITIES PURCHASE AGREEMENTS – AYRMID/HIGHBRIDGE (cont.)

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

Concurrent with the above transaction, the Company completed a registered direct offering with gross proceeds of $9.0 million to certain funds associated with Highbridge, a related party to Ayrmid (see Note 11c(4)).

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

The consideration allocated to the Ayrmid License Agreement of $7.8 million was attributed to a single material performance obligation – i.e., the granting of the license to commercialize and develop motixafortide in the Ayrmid Territory. Accordingly, revenue from the license of $7.8 million was recognized during the fourth quarter of 2024, upon transfer of control over the Ayrmid License to the licensee. Sales-based milestone payments and royalties based on motixafortide net sales are subject to the “royalties exception” of IFRS 15 and are recognized as revenue when the related sale occurs. Total royalties based on motixafortide net sales in 2025 amounted to $1.2 million.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – AGREEMENT WITH HEMISPHERIAN FOR DEVELOPMENT OF GLIX1

In September 2025, the Company entered into a collaboration transaction with Hemispherian AS, a Norwegian corporation (“Hemispherian”), for the development, clinical evaluation and commercialization of GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors. As part of the transaction, (i) the Company and Hemispherian entered into a Collaboration and Shareholders Agreement (the “Agreement with Hemispherian”), which governs the ownership, governance, funding, administration, and related operational and commercial terms of a new company (Tetragon) established by the Company and Hemispherian, and (ii) Hemispherian and Tetragon entered into an Asset Transfer Agreement (the “ATA”), pursuant to which Hemispherian transferred to Tetragon certain intellectual property, regulatory filings, know-how, and related assets primarily in respect of GLIX1, Hemispherian’s lead compound (the “Transferred Assets”).

In consideration for the transfer of the Transferred Assets, Hemispherian received 60% of the issued share capital of Tetragon. In consideration for the Company’s commitment to invest $5 million in Tetragon (the “Threshold Amount”) within 36 months as of the date of the Agreement with Hemispherian, the Company received 40% of the issued share capital of Tetragon. Such threshold amount is to be paid in tranches according to a development plan, and the 36-month period may be extended by an additional six months upon the occurrence of certain events as specified in the Agreement with Hemispherian (the “Threshold Term”). If the Company does not invest the full Threshold Amount by the end of the Threshold Term, Hemispherian will have the right to repurchase, for nominal consideration, a pro rata portion of the Company’s shares in Tetragon corresponding to the unfunded portion of the Threshold Amount. As of December 31, 2025, the Company had invested $1.2 million of the Threshold Amount.

Following the investment of the Threshold Amount, the Company may make additional investments in Tetragon. For each incremental $1 million invested by the Company beyond the Threshold Amount, the Company will be entitled to an additional 1% equity interest, up to an aggregate maximum ownership of 70%. Following the attainment of a 50% stake by the Company in Tetragon, Hemispherian will have the right to co-invest alongside the Company on the same terms in order to maintain a 50% ownership stake in Tetragon.

Furthermore, under the terms of the Agreement with Hemispherian, the Company will be responsible for managing and implementing Tetragon’s activities and overseeing its operations, budget, and expenses. Following the closing, Tetragon will pay Hemispherian a monthly advisory fee of $80,000 for a period of 24 months or until the termination of the collaboration, whichever occurs first.

The Agreement with Hemispherian provides for the establishment of a board of directors of Tetragon as well as a steering committee with joint representation from both the Company and Hemispherian. The Company holds the deciding vote in the event of any deadlock on either of such corporate bodies and, accordingly, is the controlling shareholder of Tetragon. Tetragon has a first-look right, as well as a right of first refusal, on other assets in Hemispherian’s pipeline for defined periods specified in the ATA.

The ATA and the Agreement with Hemispherian contain customary representations and warranties, indemnification and other provisions customary for transactions of this nature. The ATA and Agreement with Hemispherian also include termination events, including failure to fund the Threshold Amount within the Threshold Term, or prolonged inability of Tetragon to operate due to insufficient financial resources.

In connection with the ATA and Agreement with Hemispherian, an intangible asset in the amount of $6.0 million was recorded in respect of the GLIX1 molecule at fair value, against a minority interest in the same amount.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Transactions with related parties

Expenses:

	Year ended December 31,
	2023	2024	2025
	in USD thousands
Benefits to related parties:
Compensation and benefits to senior management, including benefit component of equity instrument grants	3,155	2,396	1,398
Compensation and benefits to directors, including benefit component of equity instrument grants	587	415	473

Regarding transactions and balances related to Gloria, see Note 15.

Key management compensation

Key management includes directors and executive officers. The compensation paid or payable to key management for services during each of the years indicated is presented below.

	Year ended December 31,
	2023	2024	2025
	in USD thousands
Salaries and other short-term employee benefits	2,425	2,018	1,425
Post-employment benefits	256	394	116
Other long-term benefits	31	29	32
Share-based compensation	1,030	370	298
	3,742	2,811	1,871

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

	Year ended December 31,
	2023	2024	2025
	in USD thousands
China	4,610	14,957	-
U.S.	190	13,983	1,180
	4,800	28,940	1,180

Substantially all of the Company’s non-current assets are located in Israel. See Notes 15 and 16 for information on customers representing 10% or more of total revenues.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other receivables

	December 31,
	2024	2025
	in USD thousands
Government institutions	455	33
Advance payments	91	-
Other	932	377
	1,478	410

b.	Accounts payable and accruals

	December 31,
	2024	2025
	in USD thousands
1) Trade:
Accounts payable:
Overseas	4,250	2,814
In Israel	1,333	679
	5,583	3,493
2) Other:
Payroll and related expenses	1,993	523
Accrued expenses	707	372
Accrual for vacation and recreation pay	431	310
Other	-	538
	3,131	1,743

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

c.	Cost of revenues

	Year ended December 31,
	2023	2024	2025
	in USD thousands
License fees and royalties payable to licensor	3,027	3,024	230
Direct costs related to license revenues	203	2,605	-
Amortization of intangible asset	450	3,323	-
Cost of product sales	12	311	-
	3,692	9,263	230

d.	Research and development expenses

	Year ended December 31,
	2023	2024	2025
	in USD thousands
Research and development services	4,603	3,170	3,118
Payroll and related expenses	4,452	3,524	2,982
Lab, occupancy and telephone	969	1,102	855
Professional fees	935	273	390
Share-based compensation	760	451	104
Depreciation and amortization	583	431	495
Other	217	198	149
	12,519	9,149	8,093

e.	Sales and marketing expenses

	Year ended December 31,
	2023	2024	2025
	in USD thousands
Payroll and related expenses	8,868	12,224	-
Medical Affairs	4,824	2,891	-
Marketing	4,091	2,041	-
Travel	986	1,506	-
Office-related expenses	1,923	1,477	-
Business Analytics	1,005	1,264	-
Market Access	1,606	701	-
Professional fees	745	627	-
Share-based compensation	751	98	-
Depreciation and amortization	314	330	-
Loss on abandonment of right-of-use asset	-	246	-
Other	157	200	-
	25,270	23,605	-

BioLineRx Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

f.	General and administrative expenses

	Year ended December 31,
	2023	2024	2025
	in USD thousands
Payroll and related expenses	2,117	2,000	1,407
Professional fees	2,028	1,991	1,290
Insurance	939	808	603
Share-based compensation	780	585	292
Depreciation	37	10	28
Provision for doubtful accounts receivable	-	800	(800)
Other	409	127	324
	6,310	6,321	3,144

g.	Non-operating income (expenses), net

	Year ended December 31,
	2023	2024	2025
	in USD thousands
Changes in fair value of warrants	(11,054)	18,965	8,599
Issuance costs	-	(669)	(702)
Other	235	139	180
	(10,819)	18,435	8,077

h.	Financial income

	Year ended December 31,
	2023	2024	2025
	in USD thousands
Interest income	2,007	1,820	1,124
Exchange differences, net	61	51	340
	2,068	1,871	1,464

i.	Financial expenses

	Year ended December 31,
	2023	2024	2025
	in USD thousands
Interest expense	2,144	9,074	1,251
Bank commissions	25	45	29
	2,169	9,119	1,280