Form 20-F/A
period 2025-12-31
BioLineRx Ltd.
filed 2026-03-27
CIK 1498403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F (Amendment No. 1)

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

Yes ☐    No ☒

BioLineRx Ltd.
Form 20-F/A
(Amendment No. 1)
For the Fiscal Year Ended December 31, 2025

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) amends the annual report on Form 20-F of BioLineRx Ltd. for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on March 23, 2026 (the “Original Report”). This Amendment is being filed solely to revise the consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (“PwC”) included in Exhibit 15.1 of the Original Report. The consent included in the Original Report referenced the incorrect date of the report of PwC. A new consent of PwC is being filed as an exhibit hereto.

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

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description
1.1(25)	Articles of Association, as amended June 2025
2.2(25)	Description of Securities Registered under Section 12
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

4.29(21)	Form of Securities Purchase Agreement dated as of November 20, 2024, between BioLineRx Ltd. and the Investors signatory thereto
4.30(21)	Form of Pre-Funded Warrant issued by BioLineRx Ltd. on November 21, 2024
4.31(21)	Form of Ordinary Warrant issued by BioLineRx Ltd. on November 21, 2024
4.32(22)	Form of Securities Purchase Agreement dated as of January 6, 2025, between BioLineRx Ltd. and the investors signatory thereto
4.33(22)	Form of Pre-Funded Warrant issued by BioLineRx Ltd. on January 7, 2025
4.34(22)	Form of Ordinary Warrant issued by BioLineRx Ltd. on January 7, 2025
4.35(23)	Form of Placement Agent Warrant issued by BioLineRx Ltd. on January 7, 2025
4.36(24)	Asset Transfer Agreement, dated as of September 29, 2025, between Hemispherian AS and Tetragon Biosciences Ltd.
4.37(24)	Collaboration and Shareholders Agreement, dated as of September 29, 2025, between BioLineRx Ltd., Tetragon Biosciences Ltd. and Hemispherian AS
8.1(25)	List of Subsidiaries of BioLineRx Ltd.
11.1(23)	Insider Trading Policy
12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant
97.1(19)	BioLineRx Ltd. Executive Officer Clawback Policy
101(25)
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

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2017.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.

(5)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 10, 2016.

(6)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on May 31, 2016.

(7)	Incorporated by reference to the Registrant’s Form 6-K filed on October 3, 2018.

(8)	Incorporated by reference to the Registrant’s Form 6-K filed on May 23, 2025.

(9)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 12, 2020.

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

(11)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on September 22, 2015.

(12)	Incorporated by reference to the Registrant’s Form 6-K filed on February 7, 2019.

(13)	Incorporated by reference to the Registrant’s Form 6-K filed on January 21, 2021.

(14)	Incorporated by reference to the Registrant’s Form 6-K filed on September 3, 2021.

(15)	Incorporated by reference to the Registrant’s Form 6-K filed on September 15, 2022.

(16)	Incorporated by reference to the Registrant’s Form 6-K filed on September 21, 2022.

(17)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 16, 2022.

(18)	Incorporated by reference to the Registrant’s Form 6-K filed on August 30, 2023.

(19)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 26, 2024.

(20)	Incorporated by reference to the Registrant’s Form 6-K filed on April 1, 2024.

(21)	Incorporated by reference to the Registrant’s Form 6-K filed on November 21, 2024.

(22)	Incorporated by reference to the Registrant’s Form 20-F filed on March 31, 2025.

(23)	Incorporated by reference to the Registrant’s Form 6-K filed on January 7, 2025.

(24)	Incorporated by reference to the Registrant’s Form 6-K filed on September 29, 2025.

(25)	Incorporate by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2026.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Date: March 27, 2026